Form 20-F
period 2002-12-31
LIHIR GOLD LTD
filed 2003-06-30
CIK 1000300

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number: 2-6860
Lihir Gold Limited

Papua New Guinea

7th Floor, Pacific Place,
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea
_________
Securities registered pursuant to Section 12(b) of the Act:
None
_________
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value	Nasdaq National Market*

American Depositary Shares, each of which represents twenty	Nasdaq National Market
Lihir Gold Limited Ordinary Shares and which are
evidenced by American Depositary Receipts

_________
* Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.
_________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at December 31, 2002).

Lihir Gold Limited Ordinary Shares of no par value:	1,142,334,215 fully paid shares
Lihir Gold Limited Treasury “B’ Shares	161,527,405

_______________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No___

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ___	Item 18 X

Forward Looking Statements
PART 1
Item 1. Identity Of Directors, Senior Management, And Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors
Item 4. Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organization and Structure
D. Property, Plant and Equipment
Item 5. Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc
D. Trend Information
E Events Subsequent to Signing of the Financial Statements
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
Item 8. Financial Information
A. Consolidated statements and other financial information
B. Significant Changes
Item 9. The Offer and Listing
Item 10. Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
Item 11. Quantitative and Qualitative Disclosure About Market Risk
A. Quantitative Information about Market Risk
B. Qualitative Information about Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
PART IV
Item 17. Financial Statements
Item 18. Financial Statements
Item 19 — Exhibits
Certification
NOTE 10: RECEIVABLES
SIGNIFICANT SUBSIDIARIES

Forward Looking Statements	5
PART 1	6
Item 1. Identity Of Directors, Senior Management, And Advisors	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	6
A. Selected Financial Data	6
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	9
D. Risk Factors	9
Item 4. Information on the Company	19
A. History and Development of the Company	19
B. Business Overview	22
C. Organization and Structure	34
D. Property, Plant and Equipment	34
Item 5. Operating and Financial Review and Prospects	47
A. Operating Results	47
B. Liquidity and Capital Resources	62
C. Research and Development, Patents and Licenses, etc	65
D. Trend Information	65
E Events Subsequent to Signing of the Financial Statements	66
Item 6. Directors, Senior Management and Employees	67
A. Directors and Senior Management	67
B. Compensation	69
C. Board Practices	71
D. Employees	75
E. Share Ownership	77
Item 7. Major Shareholders and Related Party Transactions	79
A. Major Shareholders	79
B. Related Party Transactions	82
C. Interests of Experts and Counsel	83
Item 8. Financial Information	84
A. Consolidated statements and other financial information	84
B. Significant Changes	85
Item 9. The Offer and Listing	85
Item 10. Additional Information	87
A. Share Capital	87
B. Memorandum and Articles of Association	87
C. Material Contracts	91

D. Exchange Controls	101
E. Taxation	102
F. Dividends and Paying Agents	107
G. Statement by Experts	107
H. Documents on Display	107
I. Subsidiary Information	107
Item 11. Quantitative and Qualitative Disclosure About Market Risk	108
A. Quantitative Information about Market Risk	108
B. Qualitative Information about Market Risk	110
Item 12. Description of Securities Other than Equity Securities	111
PART II	111
Item 13. Defaults, Dividend Arrearages and Delinquencies	111
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	111
PART IV	111
Item 17. Financial Statements	111
Item 18. Financial Statements	111
Item 19 – Exhibits	112

Forward Looking Statements

This annual report contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) certain plans, strategies and objectives of management, (iii) anticipated production or construction commencement dates, (iv) expected costs or production output, and (v) the anticipated productive lives of projects and mines. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

For example, future revenues from operations or mines described in this annual report will be based in part upon the market price of gold produced, which may vary significantly from current levels. Other factors that may affect the actual production output and anticipated lives of operations, mines or facilities include the ability to profitably produce and transport the gold extracted to the market, the impact of foreign currency exchange rates on cost inputs and activities of governmental authorities in Papua New Guinea and elsewhere, including increases in taxes, changes in environmental and other regulations and political uncertainty. Lihir can give no assurances that the estimated reserves figures, costs, production output or anticipated lives of its operations and facilities will not materially differ from the statements contained in this annual report.

PART 1

Item 1. Identity Of Directors, Senior Management, And Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.     Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and the notes thereto, which have been audited by PricewaterhouseCoopers of Papua New Guinea, independent public accountants, whose report is included at Item 18 of this annual report, and Item 5 entitled “Operating and Financial Review and Prospects”. The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 2000, 2001 and 2002 and the balance sheet data at December 31, 2000, 2001 and 2002 are derived from, and are qualified by reference to, the audited financial statements of Lihir prepared in accordance with International Financial Reporting Standards (“IFRS” or “IAS”) and included elsewhere in this annual report and should be read in conjunction with those financial statements and the notes thereto.

The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited financial statements of Lihir not included in this annual report and should be read in conjunction with those financial statements and notes thereto.

	Year ended December 31,
	(In US$ millions, except where indicated)
	2002	2001	2000	1999	1998

Amounts calculated in accordance with IFRS:
Income Statement Data:
Sales revenue (1)	213.2	233.2	226.6	206.0	181.5
Profit/(loss) from ordinary activities after taxation (2)	53.2	59.2	(99.4)	(255.3)	(8.8)
Earnings per share, basic and diluted (3)	0.047	0.052	(0.087)	(0.262)	(0.009)
Number of ordinary shares (millions) (4)	1,142.3	1,142.3	1,137.1	974.8	924.6
Balance Sheet Data (5):
Total assets	576.7	585.3	547.6	643.9	909.2
Cash and current receivables held	38.5	53.0	69.0	56.7	86.2
Current liabilities	27.5	33.3	64.8	77.4	73.3
Long term obligations	122.7	55.7	99.3	138.4	283.3
Total shareholders’ equity (6)	426.4	496.3	383.5	428.2	552.6
Paid up capital (7)	873.8	873.8	873.8	819.2	688.3
Cash dividends per ordinary share (3)	—	—	—	—	—
Expenditure and Financing Data:
Cash flow from operating activities	22.8	62.1	39.1	8.3	23.7
Total expenditure on investing activities	24.4	36.5	2.0	33.4	32.5
Financing activities:
Issuance of ordinary shares	—	—	—	130.9	67.0
Restructure hedgebook	—	—	42.6	20.6	—
Drawdown of loans	—	—	—	—	4.9
Repayment of loans	(3.8)	(28.4)	(85.8)	(162.0)	(11.3)
Total financing activities	(3.8)	(28.4)	(43.2)	(10.5)	60.6
Amounts calculated in accordance with US GAAP:
Sales revenue (1)	213.2	233.2	226.6	206.0	181.5
Net income/(loss)	31.4	42.3	(327.7)	(15.8)	(8.2)
Earnings per Share, basic and diluted (3)	0.027	0.038	(0.288)	(0.016)	(0.009)
Number of ordinary shares (millions) (4)	1,142.3	1,142.3	1,137.1	974.8	924.6
Total assets (5)	529.5	577.0	540.8	866.1	892.2
Total shareholders’ equity (5)	388.1	496.2	383.8	656.9	541.8
Long term obligations(5)	113.9	47.4	92.1	131.9	277.2

(1)	Alternative terminology: “net sales” or “operating revenues”
For consistent disclosure with 2002, sales have been restated for 1998 – 2000 to include amortization of hedging costs, which had previously been classified as an operating cost prior to 2001.

(2)	Alternative terminology: “income/(loss) from operations”, “income/(loss) from continuing operations” or “net income/(loss)” since Lihir has no discontinued operations and no income from non-operational sources.

(3)	In US$ per share. Lihir has not paid any dividends to date.

(4)	As adjusted to reflect changes in capital

(5)	At period end

(6)	Alternative terminology: “net assets"

(7)	Alternative terminology: “capital stock"

Impairment of Mine Assets

Under IAS 36 “Impairments of Assets”, impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows of the company’s cash generating unit using a risk adjusted pre-tax discount rate. The cash-generating unit comprises mine properties and deferred mining costs.

In the previous 5 years the following assumptions have been used in determining ‘value in use’ of the company’s cash generating unit, giving rise to the following impairment (charges) / reversals.

	2002	2001	2000	1999	1998

Long term gold price — US$ / oz	305	280	300	325	350

Discount Rate	7%	6%	6%	7%	7%

Impairment (charge) / reversal
- IAS GAAP US$ millions	37.9	0	(120.6)	(236.8)	0

- US GAAP US$ millions	0	0	(339.2)	0	0

The decline in the spot gold price since 1997 is reported to be for reasons that include declining inflation in many countries and sales by the central banks of several countries of portions of gold held by them as reserves. The recent rally in the gold price, to a high of US$382 / oz, has been sustained by various factors, including growing global uncertainty, conflict in the Middle East and a weaker US dollar.

There can be no assurance that the assumed per ounce gold price will be realized in future spot sales or that other factors underlying the estimate of recoverable amount will not change. Changes in the time value of money and in the assessment of risks specific to the Lihir project may require changes to the discount rate assumption. Adverse changes in these assumptions could materially reduce Lihir’s estimate of its recoverable amount, thereby negatively impacting its reported financial position and results of operations, and its future cash flows.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

An investment in Lihir’s American Depository Shares (ADSs) and ordinary shares involves a high degree of risk. The following factors, some of which are not typically associated with investing in equity securities of companies from the United States, should be carefully considered by prospective investors in evaluating an investment in the ADSs and ordinary shares.

Lihir is dependent on a single operation

Lihir has only been in full production from sulfide ore since October 1997 and accordingly only has a limited operating history. As a result, Lihir is subject to all of the risks inherent in newer mining operations and business enterprises. Other than exclusive exploration rights over the rest of Lihir Island, the company has no assets or operations other than those relating to the Lihir operation. While the company intends to continue to undertake exploration elsewhere on Lihir Island, for at least the next few years it is expected that this exploration activity will be limited and that the company’s principal activity will be owning, further developing and operating the Lihir operation. Accordingly, Lihir’s commercial viability is completely dependent upon the successful operation of the Lihir operation. No assurances can be given that the company will be able to sustain successful mining operations or that the Lihir operation will remain commercially viable.

Lihir’s operations may be adversely affected by difficult geological conditions

The success of the Lihir operation depends, in part, upon the success of Lihir’s engineering solutions to difficult hydrological and geothermal conditions. To Lihir’s knowledge, these conditions have never been experienced before in this combination in a mine of the size of the Lihir operation. Significant removal of both groundwater and sea water inflow and geothermal control is required during mining. While Lihir has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics and/or feasibility of the Lihir operation. See “Information on the Company – Business Overview – Description of Operations – Mining – Dewatering and Geothermal Control”.

In addition, Lihir Island is a volcanic seamount and the Lihir operation is located within the caldera of a volcano believed to be inactive. Although it is located 90 kilometers away from a seismically active area of PNG, based on seismic investigations conducted for the joint venture and publicly available information, the company believes that Lihir Island is situated in an area of moderate seismic activity. Reviews of Seismic Hazard commissioned by

LMC in 2000, and the PNG Geological Survey (Anton & Ripper, 1999) have supported this position. While earthquakes of moderate magnitude (up to M-5.6) have occurred from time to time within 50 kilometers of the Lihir operation site, the level of shaking at the site associated with these events, while noticeable, has not been severe. The Maximum Credible Earthquake predicted from the foregoing studies is located at average distance of between 20 and 35 km from Lihir, with a magnitude of 7.5 and an estimated Return Period of between 1200 and 2000 years. A seismic hazard study commissioned by the joint venture was used to determine seismic design criteria for the Lihir operation. Structures, pit slopes and earth embankments are designed to resist without yielding the degree of earthquake shaking estimated to have a 50% probability of being exceeded during the Lihir operation’s design life and to resist without causing major damage or injury earthquake shaking estimated to have a 10% probability of being exceeded during the Lihir operation’s design life. These criteria are accepted internationally, and exceed the requirements of the PNG Earthquake Loading Code for the estimated mine life of 30 years.

Notwithstanding the foregoing, no assurance can be given that the Lihir operation will not be adversely affected by volcanic or earthquake activity during the life of the Lihir operation.

Lihir’s insurance does not address all operating risks

The mine, processing plant or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the company, including environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While Lihir currently intends to maintain insurance within ranges of coverage the company believes to be consistent with industry practice, no assurance can be given that Lihir will continue to be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any such claims. See “Information on the Company – Property, Plant and Equipment - Insurance.”

Lihir is subject to Papua New Guinea political risks

The Lihir operation is located in Papua New Guinea, or PNG, a country subject to a relatively high degree of political risk. For example, the Export Finance and Insurance Corporation based in Sydney as of the date of this annual report graded PNG for political risk in category 4 out of 6 (1 being best). The Lihir operation is subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Lihir operation will not be adversely affected by future developments in PNG. As part of the syndicated facility agreement signed on November 22, 2000, the banks have required, and Lihir has obtained for the benefit of the banks, political risk insurance covering 100% of the borrowings under the facility, which is a condition precedent to those borrowings and any termination of this political risk insurance will constitute an event of default under the facility. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the company.

Fiscal and tax policy in Papua New Guinea can be uncertain and subject to sudden changes. For example, the PNG Government imposed and later replaced a 4% mining levy and 15% interest withholding tax in 1998 and 1999. See “ Operating and Financial Review and Prospects – Operating Results” for a discussion of these tax issues.

In addition to the national PNG Government, PNG has a system of 19 provincial level governments which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

The New Ireland provincial government exchanged its equity participation option in the project for undertakings by the PNG Government to provide an annual support grant to the New Ireland province of 3,000,000 Kina per year for expenditure on infrastructure projects. Persistent failure by the PNG Government to comply with these undertakings could have an adverse effect on the relationship between the national and provincial government, and this could result in the New Ireland provincial government taking steps that may have negative consequences for the Lihir operation.

Lihir is vulnerable to civil unrest

There have been instances of civil unrest within PNG. In 1989, civil unrest on Bougainville Island (which is one of the New Guinea Islands) developed into an armed rebellion against the PNG Government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened. Lihir believes there are important historical and cultural differences between Bougainville and Lihir Island. The company has also devoted significant time and effort to accommodating the concerns of the Lihirians, and has entered into an integrated compensation, relocation and benefits package that covers (in different ways) the affected landowners, future affected generations and Lihirians generally. See “Information on the Company – Property Plant and Equipment — Community Affairs”. To date there have been no significant incidents of an extended nature. While the company believes these cultural and historical differences and its efforts will significantly reduce the risk of the type of civil unrest experienced in Bougainville, no assurances can be given that the Lihirians will not disrupt operations at the Lihir Operation in the future.

Lihir could be exposed to pressure on the level of future PNG Government participation

Since 1978 the PNG Government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in PNG. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous PNG Government announced a decision to increase the PNG Government’s equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although this move was resisted by the other joint venturers in the Porgera project, a price was ultimately negotiated and accepted by all parties.

Through its wholly owned subsidiary, MRL, the PNG Government acquired a 30% equity interest in the Lihir operation which was exchanged for a 30% equity interest in the company immediately prior to the consummation of the global offering in 1995. One half of this equity interest was committed to the people of Lihir. As a result of significant restructuring in Lihir’s share register, the PNG Government, as of May 31, 2002, held 6.76% of the project in trust for the people of Lihir.

Under the State Equity Acquisition Agreement dated March 17, 1995 the PNG Government expressly waived any rights it might otherwise have to acquire an equity interest in any additional mineral discoveries made by the company on Lihir Island pursuant to the Exploration Licence (or any extension or renewal thereof) in recognition of the fact that it has already been given the opportunity to participate in such discoveries through its indirect equity interest in the company. However, while Lihir is not aware of any current intention on the part of the PNG Government to do so, no assurance can be given that the PNG Government will not seek to acquire additional equity in the Lihir operation and/or the company in the future. See “Additional Information – Material Contracts — PNG Government Participation”.

Lihir is vulnerable to landowner identification and compensation issues

Approximately 97% of land in PNG is held under customary land tenure, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure cannot be alienated and is almost entirely communally owned. Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, is often extremely difficult. Lihir believes that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in PNG. The failure to adequately address landowner issues has contributed to the disruption of other mining projects in PNG. While the company has spent considerable time, effort and expense in an attempt to resolve landowner issues relating to the Lihir operation, no assurance can be given that disruptions arising out of landowner dissatisfaction will not occur. See “Information on the Company – Business Overview — Description of Operations – Workforce and Community Health”.

Lihir’s results are dependent upon volatile gold prices

Because substantially all of Lihir’s revenues are derived from the sale of gold, Lihir’s earnings are closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond the company’s control, such as central bank sales, demand for precious metals, forward selling by producers and purchases of gold and production cost levels in major gold producing regions, including South Africa and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand and political and economic situations. Gold market prices are also affected by worldwide production levels, which have increased in recent years. While the current demand for, and supply of, gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. All these factors are beyond Lihir’s control and accordingly it is impossible for the management of Lihir to predict future movements in gold prices.

Gold prices declined significantly from the fourth quarter of 1997 and continued to languish below a level of US$300 / ounce for most of 1998, 1999, 2000 and 2001. In 2002 the gold price rose through $300 per ounce reaching a high of $US382 per ounce in February 2003. The current spot rate (as of May 2003) of approximately $US 360 per ounce remains below the price levels upon which the company originally estimated its reserves and designed its pit shell (US$365 and US$375 per ounce, respectively). See “Information on the Company – Property, Plant and Equipment – Reserves Estimates”. If gold were to further decline over an extended period, that could render certain of Lihir’s ore reserves uneconomic and require a re-evaluation and/or downward adjustment of ore reserves. It could also result in losses and write-downs of Lihir’s assets. If gold were to fall below Lihir’s variable production costs for a sustained period, Lihir might have to curtail or suspend some or all of its operations.

The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in US$ Per Ounce of Gold

Year	High	Low	Average

1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003 to May 31, 2003	382	321	348

The London P.M. Fix on 31 May 2003 was US$361 per ounce of gold.

Lihir may seek to mitigate the effect of gold price volatility, in part, through hedging strategies, which may include periodic purchases or sales of “put” or “call” options, spot deferred sales and forward sales covering a portion of its gold production at fixed future prices. Certain hedging transactions may eliminate or limit additional revenues that Lihir would otherwise receive from any future rises in the gold price. In addition, Lihir’s profitability could be adversely affected if for any reason its production of gold is unexpectedly interrupted and as a result it is unable to produce sufficient gold to cover any forward sales commitments it may have made.

Lihir’s prospects are dependent on reserves estimates and future experience

The reserve estimates presented in this annual report are estimates based on a gold price of US$305 per ounce for a cut off grade of 1.7 g Au/t using end 2002 mine life cost estimates and within a mine pit designed at US$305 per ounce.

No assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Gold reserve estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Estimates that are valid estimates when made may change significantly when new information becomes available. Such estimates are necessarily imprecise and depend to some extent on statistical inferences, which may prove unreliable. Should Lihir encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect Lihir’s operations. The reserve estimates contained in this annual report have been determined based on assumed gold prices, cut-off grades and operating costs that may prove to be inaccurate. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic to recover and may ultimately result in a restatement of reserves.

Lihir’s financing agreements impose limitations on its operations

The syndicated facility agreement signed by Lihir on November 22, 2000 contains numerous events of default which would entitle the banks to prevent future draw-downs, declare all outstanding borrowings under the facility to be immediately due and payable and foreclose on Lihir’s assets, almost all of which have been pledged or otherwise encumbered to secure such borrowings. Finally, the facility contains a number of covenants by the company which are likely to restrict its future operations, including but not limited to agreements not to engage in any business activities other than those relating to the Lihir operation and the proposed exploration program, to incur any additional indebtedness or encumbrances or to pay any dividends or make certain other restricted payments unless certain conditions are met, in each case without the required consent of the banks. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Additional Information – Material Contracts – Financing Agreements”.

Lihir has limited financial resources

Lihir has limited financial resources. While Lihir currently believes that it has or will have access to resources sufficient to finance its operations, the adequacy of Lihir’s financial resources will depend upon its ability to generate sufficient revenues from gold production and to keep its costs and other expenditures within its current estimates. If Lihir is unable to generate such revenues, keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, Lihir could require more funds than are currently available to it. In that case, Lihir might not be able to borrow the necessary additional funds or to do so at reasonable rates because almost all of its assets have already been pledged or otherwise encumbered to secure the borrowings under the syndicated facility agreement.

Lihir is vulnerable to environmental risks

The Lihir operation is subject to PNG laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. The Lihir operation has some environmental impacts, including land and habitat impacts arising from the use of land for mining and related activities and certain impacts on streams and the marine environment near the project site resulting from water use, ocean waste rock disposal, construction and drainage run-off and submarine disposal of tailings by pipeline in deep water. While the Lihir operation currently complies with the applicable licence conditions accepted by the PNG Government in granting project approval, the eventual, cumulative environmental impacts could be greater than the estimates in, or not contemplated by, the environmental plan approved by the PNG Government, and in such event the PNG Government could require the company to remedy such consequences and the costs of such remediation could be material. In addition, PNG environmental rules and regulations are still developing and their impact on mining and processing operations could change. Future environmental laws and regulations could impose increased capital or operating costs on the company and could restrict the development or operation of the Lihir mine. The company has been consulted by the PNG Government in its development of the new Environment Act for Papua New Guinea. However, no assurance can be given that any changes will not have an adverse impact on the Lihir operation. The extent to which unanticipated environmental consequences or future regulations may affect the company cannot be predicted. See “Information on the Company – Property, Plant & Equipment — Environmental Considerations”.

Lihir’s mining rights may be terminated under PNG law

The Lihir operation is also subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the company is party to a mining development contract, dated March 17, 1995, with the PNG Government which sets forth the terms upon which Lihir may exercise its rights under the special mining lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the mining development contract and, therefore, the special mining lease. Any such termination would prohibit the continued operation of the Lihir mine. See “Additional Information – Material Contracts – PNG Mining Laws and Related Agreements with PNG Government”.

Lihir is vulnerable to a limited market for the Kina and foreign exchange controls

The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina and no assurance can be given that Lihir will be able to convert any Kina funds it has into other currencies at rates comparable to those at which funds were initially remitted to PNG or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG central bank to convert funds from Kina into other currencies. While these regulations also generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG, under the mining development contract the PNG Government has agreed to ensure that the PNG central bank will grant to the company permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds into, offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies and the sale of gold in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, Lihir is still exposed to certain exchange rate fluctuations and convertibility risks. The Kina has depreciated against the U.S. dollar in recent years. There can be no assurance that the Kina will not depreciate further against the U.S. dollar. See “Additional Information – Exchange Controls”.

Lihir is subject to dominance by its initial shareholders and their affiliates

Immediately prior to the consummation of Lihir’s global offering of shares in 1995, the outstanding ordinary shares were owned 40% by Southern Gold (which was owned 75% by Rio Tinto and 25% by Vengold), 30% by Niugini Mining and 30% by MRL (which is indirectly wholly owned by the PNG Government). As of March 31, 2003 and excluding the shares in the company held by Niugini Mining Limited as a wholly owned subsidiary of Lihir, the remaining former participants in the joint venture (or their assignees) collectively owned 262,927,557 (23.0%) of the outstanding ordinary shares of the company. See “Major Shareholders and Related Party Transactions – Major Shareholders”.

Accordingly, if the initial shareholders elected to vote in the same manner on any matter requiring approval of a majority of the outstanding ordinary shares, such matters are likely to be approved or defeated, as the case may be, by virtue of the percentage of votes cast by the initial shareholders.

Agreements made by Lihir with Rio Tinto and its affiliate were not subject to arm’s length negotiations

The company has entered into certain agreements with Rio Tinto and its affiliates, including the management agreement and the Technical Support Agreement. For a description of these agreements, see “Additional Information – Material Contracts – Lihir Management”. While Lihir believes these agreements contain terms and conditions at least as favorable to it as those which might reasonably be expected to be negotiated on an arm’s length basis between unaffiliated third parties, these agreements were not the product of such a negotiation and no assurance can be given the terms and conditions would meet such a standard.

Lihir is dependent on Rio Tinto

Following the consummation of the global offering in 1995, the initial shareholders (who were the participants in the joint venture) have had no continuing obligation to contribute to, or otherwise to fund, the expenses of the Lihir operation and the company has been responsible for obtaining and maintaining its own external sources of funding. Lihir, however, continues to be highly dependent on Rio Tinto as one of the initial shareholders and certain of its affiliates in several important respects. Pursuant to the management agreement, the board of directors has delegated management of most aspects of the corporate affairs, operations and activities of the company to Lihir Management Company, an affiliate of Rio Tinto, and for this reason Lihir has no executive officers or senior management personnel other than a managing director, chief financial officer, company secretary and public officer.

Certain technical services are provided to the company by Rio Tinto and its affiliates under the Technical Services Agreement. As a result of these arrangements, Lihir is dependent upon employees of Lihir Management Company and Rio Tinto and its affiliates to provide the executive and senior technical services customarily performed by direct employees of a company. In addition, it constitutes a review event under the syndicated facility agreement signed on November 22, 2000 if the Rio Tinto Group disposes of any of the ordinary shares beneficially held by it or the manager of Lihir ceases to be a wholly-owned subsidiary of the Rio Tinto Group. See “Additional Information – Material Contracts -– Financing Agreements– Syndicated Facility Agreement”

Rio Tinto is under no obligation to Lihir to ensure that these conditions continue to be satisfied, and Lihir has no right to require such compliance by Rio Tinto.

Lihir is exposed to potential conflicts of interest

Under current PNG law directors have fiduciary duties to all shareholders. However the representatives of the initial shareholders on the company’s board of directors may have actual or potential conflicts of interest between their responsibilities to Lihir as a director and their employment obligations to the initial shareholder that appointed them. Although the directors have advised the company that they understand their fiduciary duties and the company is not aware of any intention on their part to contravene such duties, it is nevertheless possible that such directors could resolve such actual or potential conflicts in the interests of the initial shareholder that nominated them instead of in the interests of Lihir and its shareholders as a whole. In addition, the employees of Rio Tinto and its affiliates who provide executive, managerial, technical and administrative services to the company pursuant to the management agreement and technical support agreement may have similar conflicts of interest in performing such services between their responsibilities to Lihir and employment obligations to Rio Tinto, and may resolve such conflicts in the interests of Rio Tinto rather than the company. In the absence of certain events, the company will not be able to terminate the management agreement or technical support agreement for 20 years from signing, and under the management agreement the company has waived its right to bring any action against Lihir Management, Rio Tinto, Rio Tinto’s subsidiaries or any of their employees or representatives for any losses or liabilities incurred by the company arising out of the performance or non-performance by Lihir Management Company of its duties under the management agreement unless they result from a willful omission or willful misconduct by Lihir Management Company. Finally, while Lihir does not currently intend to engage in any exploration or other mining activities outside Lihir Island, it may elect to do so in the future. Neither Rio Tinto nor any of the initial shareholders has agreed not to compete with the company in such activities and this could give rise to circumstances in which the interests of the company, on the one hand, and Rio Tinto or the initial shareholders, on the other, diverge or conflict.

Lihir’s dividends to U.S. shareholders are subject to withholding tax

There is no tax treaty in effect between the United States and PNG. As a result, under current PNG law U.S. shareholders will be subject to a 10% (17% prior to December 31, 2000) withholding tax on any dividends or other distributions made by Lihir on the ordinary shares. See “Additional Information – Taxation” for a discussion of the effects of this tax.

Lihir’s shareholders are subject to different rights under certain circumstances

Lihir’s corporate affairs are currently governed by its constitution and the laws of PNG. Principles of law applicable to Lihir and its shareholders may differ from those that would apply if Lihir were incorporated in a jurisdiction in the United States. For example, while in most cases shareholder votes are held by ballot in a manner similar to the practice in the United States, in certain circumstances shareholder votes can be limited to persons actually present at a shareholder meeting (either shareholders or representatives of shareholders) and the quorum for such purposes can be as low as two such persons. The board of directors also has the ability to refuse to register transfers of ordinary shares that would breach Australian Stock Exchange (ASX) rules or contravene laws. In addition, Lihir’s shareholders may have fewer or less well-defined rights under PNG corporate law with which to protect their interests against actions by its board of directors or major shareholders (including Lihir’s initial shareholders) than they might have as shareholders of a corporation incorporated in a jurisdiction in the United States.

Difficulty may be experienced in the pursuit of litigation against Lihir’s non-US resident executive officers, directors, or experts

None of Lihir’s executive officers or executive directors resides in the United States. Lihir understands that the general rules in respect of service of process issued out of US courts requires either:

•	the presence of the person to be served within the jurisdiction of the relevant court; or

•	the consent of that person to receiving service outside the jurisdiction.

Lihir is not aware that any of the individuals concerned have given consent to service outside the jurisdiction. Therefore, for a claimant in US courts, there may be a risk that such persons cannot be served with process.

Certain judgments of certain foreign courts are recognized and enforceable in Papua New Guinea by registration under the Reciprocal Enforcement of Judgments Act (Chapter 50 of the PNG Revised Laws). This Act is applied generally on the basis of reciprocity to prescribed countries and designated courts within those countries. The United States is a prescribed country under the Act. The designated courts in the United States are the New York State Court of Appeals and any Supreme Court of the State of New York. If a foreign money judgment is not obtained from a designated court, it may nonetheless be recognized and enforced in Papua New Guinea at common law by commencing a separate action in the National Court of Papua New Guinea to sue on the judgment.

In the company’s prospectus issued in connection with the global offering of shares in 1995, it was stated that the courts of PNG will not permit original actions for civil liabilities predicated upon the civil liability provisions of the US federal securities laws. Lihir has no reason to believe that PNG courts today would take a different attitude, and allow such actions against the company or any of its non-US resident executive officers, directors, or experts the company has named in its registration statement. This should only be a difficulty for US investors to the extent that an action cannot be brought in the United States or a judgment of a US court cannot be enforced in PNG.

Item 4. Information on the Company

See “Certain Definitions” and “Glossary of Certain Technical Terms” at the end of this annual report for the definitions of certain terms used in this annual report.

A.     History and Development of the Company

Introduction

Lihir Gold Limited (referred to in this annual report as “Lihir” or the “company”) is a corporation incorporated in 1995 under the laws of Papua New Guinea (PNG) that owns and operates a gold mining project located on Lihir Island in the New Ireland province of PNG. Production of gold from oxide ore commenced in May 1997. In September 1997 the company completed construction of the processing and related facilities for the Lihir operation and commenced production of gold from sulfide ore. The registered office of the company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, PNG. The telephone number of the registered office is +675 321 7711. The company’s website is www.lihir.com.pg.

At the Annual General Meeting of the company held on April 28, 1998 shareholders approved registration of the company under the PNG Companies Act 1997 and the company was registered effective May 15, 1998, with the PNG Companies Act 1997 applying to the company from that date. As part of the registration process, shareholders at the Annual General Meeting of the company held on April 28, 1998 adopted a new constitution in replacement of the Articles of Association and Memorandum of Association of the company. The new constitution was modelled on the company’s then Memorandum of Association and Articles of Association. See “Additional Information – Memorandum and Articles of Association” for a summary of the terms of Lihir’s constitution.

The initial exploration and development work on the Lihir operation was conducted by a joint venture beginning in 1982. A subsidiary of Rio Tinto plc, one of the participants in the joint venture, prepared a feasibility report on the Lihir operation dated March 1992 and amended in September 1993, October 1994 and May 1995, which was reviewed and audited by Micon International Limited. In October 1995, the company acquired the assets relating to the Lihir operation from the joint venture and issued and sold ordinary shares in a global offering. The joint venture, which undertook almost nine years of test drilling and numerous geological and other studies on the Lihir operation, spent a total of US$147 million on exploration and pre-development activities in relation to the Lihir operation. As of March 31, 2003, excluding the shares in the company held by Niugini Mining Limited (an original joint venture participant that is now a wholly owned subsidiary of the company), the former participants in the joint venture (or their assignees) collectively owned 262,927,557 (23.01%) of the outstanding ordinary shares of the company, as follows:

Shareholding
Rio Tinto Metals Limited	161,527,406
Rio Tinto Lihir Holdings Ltd	24,230,720
Mineral Resources Lihir Pty Ltd	77,169,431
Orogen Minerals Limited *	—

Total	262,927,557

•     During 2003, Oregen Minerals Ltd divested their shareholding in the company

No options over the company’s shares remain outstanding. See “Major Shareholders and Related Party Transactions – Major Shareholders – Share Options”.

The assets acquired from the joint venture included the Special Mining Lease, which gives the company exclusive mining rights within the leased area of Lihir Island for 40 years. The Lihir operation relates to the mineral deposits located within the area covered by the Special Mining Lease. The company also holds the Exploration License, which provides the company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period, through to March 31, 2004.

The company is managed by Lihir Management Company Limited, a wholly owned subsidiary of Rio Tinto, pursuant to a management agreement. Rio Tinto acquired a managing interest in the joint venture in 1989, and the joint venture has been managed by a wholly owned subsidiary of Rio Tinto since that time. Since the consummation of the global offering in 1995, Rio Tinto has indirectly owned at least 15% of Lihir’s issued and outstanding ordinary shares.

For a summary of certain risks relevant to an investment in the company, including but not limited to those relating to gold prices and reserve estimates, see “Key Information — Risk Factors”.

Merger with Niugini Mining Limited

On October 6, 1999 Lihir announced its agreement with Niugini Mining Limited, subject to various conditions, to merge by Scheme of Arrangement under PNG law. The basis of the merger was set out in the notice of special meeting forwarded to shareholders on November 27, 1999. On December 15, 1999 Lihir’s shareholders approved the required resolutions to progress the merger. Niugini Mining shareholders also approved the required resolutions in early January 2000 and final approval from the National Court of Papua New Guinea was obtained by Niugini Mining on February 1, 2000. The merger was effective on February 2, 2000.

In accordance with the agreement of both sets of shareholders, the total number of shares issued to Niugini Mining shareholders was one Lihir share for each share in Lihir held by Niugini Mining, plus shares in Lihir equal in value to Niugini Mining Limited’s net assets (excluding its investment in Lihir). Niugini Mining’s net assets were US$54.6 million, which resulted in 59,128,489 million Lihir shares being issued. With the one for one consideration for Niugini Mining’s holding of 161,527,405 shares in Lihir, the total number of shares issued to Niugini Mining shareholders was 220,655,894 shares. As Niugini Mining had no operations, the shares issued to effect the transaction were valued based on the fair value of the net assets acquired and transaction costs of US$1,814 thousand were charged as an expense. The shares in Lihir held by Niugini Mining were valued at the share price current on February 2, 2000, the date of acquisition.

As a result of the merger, Niugini Mining became a 100% owned subsidiary of Lihir. Niugini Mining continues to hold 161,527,405 ordinary shares in Lihir which have been reclassified as “B” class shares.

Capital Expenditures

The feasibility report for the Lihir project originally estimated that a total of US$673 million (in mid-1995 dollars) in capital expenditures would be required for pre-production development and construction of the Lihir operation, excluding the US$147 million in exploration and pre-development expenditures made by the joint venture participants prior to the global offering. This was subsequently re-estimated to be US$780 million (in mid-1996 dollars) when the definitive estimate for construction was completed. This increase represented a number of changes in scope, particularly in the areas of financing costs, pit and operations development, and working capital, inflation and the decision to move to the early processing of oxide ore. The actual cost of construction was US$792 million, which reflected some further changes to scope, such as a re-design of the tailings disposal system and accommodation and other infrastructure.

Capital expenditure over the last four financial years, as discussed in note 12 to the financial statements has been as follows:

	US$ millions
	2002	2001	2000	1999
Projects	2.9	9.3	1.6	15.0
Mine	13.9	10.3	50.5	17.1
Processing	9.2	17.3	1.4	1.3

Total	26.0	36.9	53.5	33.4

During 1999, capital expenditure included the balance of expenditure on the second oxygen plant US$11.6 million, geothermal wells US$8.4 million and the flotation plant US$2.5 million.

During 2000, capital expenditure included US$42.3 million spent on purchase of the mining fleet from the Thiess-Roche Lihir Joint Venture and US$4.0 million on further geothermal well expenditure. The balance was attributable to a number of projects each costing less than US$1 million.

During 2001, capital expenditure included US$12.7 million on the autoclave heat recovery project, US$5.7 million on geothermal wells, US$4.2 million on 3 new haul trucks and a dozer to supplement the mining fleet, US$3.4 million on a twelfth generator, $US 1.1 million on preparatory work for the pebble crusher project and the balance on a number of projects, each costing less than US$1 million.

During 2002, capital expenditure included US$6.1 million on geothermal wells, US$4.7 million on the pebble crusher project, US$3.4 million on the progressive replacement of the mining fleet and US$3.0 million on a pilot 6MW geothermal power station. These expenditures were funded from operations and are located on the mine site on Lihir Island in PNG.

For 2003 capital expenditure of US$26.2 million is projected. This estimate includes US$6.8 million on the progressive replacement of the mining fleet, further expenditure on geothermal wells estimated at US$2.8 million, geo-technical scoping studies at an estimated cost of $US2.6 million and modifications to the CIL circuit of US$1.5 million. These expenditures are expected to be funded from operations.

B.     Business Overview

Lihir’s operations are limited to a single mine company which produces gold doré as its sole product. The gold is mined and processed on Lihir Island in PNG. After refining by Rothschild Australia Pty Ltd and Metals Refining Operations Limited, the gold is delivered into hedge contracts with selected hedge counter-parties (predominantly ABN-AMRO, Commonwealth Bank of Australia, Deutsche Bank, Macquarie Bank, SG Australia, Goldman Sachs and Mitsui) or sold spot loco London through the international gold market. The gold market is not generally regarded as being influenced by seasonal factors.

Description of Operations

Overview

The following is a summary of Lihir’s current operations. Given the size, scope and estimated 30 year remaining production life of Lihir, changes in operations may be made in the future, and these changes could be material. See “Key Information — Risk Factors” for a discussion of possible risks to Lihir’s operations.

The Lihir operation is based on open pit mining of two adjacent overlapping pits. Most of the ore is refractory sulfide ore that must be oxidized before the gold can be leached through cyanidation. Pressure oxidation technology licensed from Dynatech (formerly Sherritt) is used to treat the refractory ore.

During the period of open pit mining (the “Mining Period”) which based on the current preliminary mine plan is expected to continue for the next 18 years of gold production to and including 2020, the higher grade ore will be fed directly into the processing plant and the lower grade stockpile ore will be stockpiled for processing during the period after open pit mining ceases. The stockpile processing period (the “Stockpile Processing Period”) is expected to last for a further 15 years to and including 2035. Accordingly, the Lihir operation is currently expected to have a total remaining operating production life of 33 years, with open pit mining limited to the next 18 years.

Because the higher grade gold will be processed first, annual gold production is expected to drop significantly after the mining period. Based on the new reserve estimates and current preliminary mine plan estimates, production is expected to be approximately 600,000 ounces in 2003, greater than 650,000 in the years 2004-2008, approximately 600,000 ounces per year through to and including 2013, greater than 500,000 ounces through to 2016 and approximately 350,000 ounces per year through the end of mining and stockpile rehandle period out to and including 2035.

The company is managed by Lihir Management Company pursuant to a management agreement dated March 17, 1995, between Lihir and Lihir Management Company. Lihir Management Company is responsible for managing substantially all aspects of the company’s operations, including mine planning, ore grade control, surveying and managing the mining contractor. See “Additional Information – Material Contracts – Lihir Management.”

All mining operations to April 17, 2000 were provided by the Thiess Roche Lihir Joint Venture pursuant to a mining services contract dated October 1995. This mining contract was due to continue to mid 2002 subject to Lihir’s rights of early termination. Following a review of the benefits of operating under the mining contract compared with Lihir operating the mine itself, Lihir determined to exercise its rights of early termination. In mid March 2000 Lihir signed a heads of agreement with the mining contractor pursuant to which Lihir cancelled the mining contract effective April 17, 2000 and purchased the mining fleet and equipment from the mining contractor.

The supply of explosives and charging of blast holes will continue to be performed on a contract basis by Orica Papua New Guinea Limited which was nominated by Lihir Management Company and appointed as a sub-contractor under the original mining contract, pursuant to a contract explosives services agreement, dated March 14, 1996, between Lihir and the blasting contractor. Following the termination of the mining contract the blasting contractor is now contracted directly to Lihir.

Mining

General. The open pit mine is expected to produce an average of approximately 6.3 million tonnes of ore per year for the remainder of the mining period. Ore production was 3.8 million tonnes in 1997, 6.9 million tonnes in 1998 and 1999, 10.4 million tonnes in 2000, 7.9 million tones in 2001 and 9.3 million tonnes in 2002. The production rate is expected to average approximately 8.4 million tonnes per year from 2003 to 2008 and decline thereafter to an average of 7.2 million tonnes per year from 2009 to 2016 inclusive and 2.7 million tonnes per year from 2017 to 2020 inclusive. Total annual extraction of ore plus waste from the pit should range from 35 to 45 million tonnes per year from 2002 to 2010 and decrease rapidly thereafter.

The ultimate pit shell contains approximately 470 million tonnes of material, of which approximately 120 million tonnes are proven and probable reserves and 350 million tonnes are waste, for an overall waste/ore stripping ratio of 2.9. Most waste material will be disposed of offshore in deep water.

Mining of sulfide ore commenced in the Minifie area because of its higher grade and shallower depth, and will be extended over time to encompass the Lienetz and Coastal deposits. During 2000/2001 most of the mining was from Phase 3 of the Minifie ore body and during 2002/2003 from Phase 4. Production of ore from the high grade Phase 5 in the Lienetz ore body is scheduled to start in 2005.

Material moved during 2002, 2001 and 2000 is shown in the table below.

	2002		2001		2000
	K tonnes	g Au/t	K tonnes	g Au/t	K tonnes	g Au/t
High-Grade Sulphide Ore	4,985	5.20	3,225	6.29	4,241	6.39
Low-Grade Sulphide Ore	4,305	2.31	4,626	2.59	6,084	2.73

Oxide Ore	—	—	—	—	95	2.19
Total Ore	9,290	3.86	7,851	4.11	10,419	4.22

Total Waste	30,723		24,082		25,696
Total Material	40,013		31,933		36,115

Pit Design and Planning. The ultimate pit design was determined using Whittle Four D pit optimization software. Optimal shells were derived for a range of gold prices and grouped into pseudo pit phases. Detailed designs were developed for all phases out to and including the ultimate pit shell. These detailed designs were then scheduled using a Rio Tinto developed scheduling package with cut-off grade optimisation and a bench scheduling package in Medsystem to undertake detailed scheduling. A 7% discount rate was used in the schedules. This procedure was repeated using a range of optimized shells as the final pit, in order to determine which shell realized the highest net present value for the project. This shell was then used as the basis for designing the ultimate pit.

Pit optimization used processing and fixed costs projected at the time. A processing recovery of approximately 90% was used.

Inter-ramp slope angles ranged from 15o to 26o in soil-strength material, 33o to 35o in weak rock and 50o in hard rock. In areas that are predominantly waste, mining is carried out on 12-meter benches. In all other areas, 6-meter benches are used. The primary excavation fleet consists of three 25 cubic meter capacity hydraulic shovels. Material haulage utilizes 24 rear dump haul trucks, each with a capacity of 142 tonnes.

Mining Sequence. The mining sequence was determined by attempting to maximize the net present value of the deposit using computer techniques. This resulted in 12 mining phases with a variable mill feed cut-off grade for direct process ore for each year of the Mining Period. The initial phase was centered on the Minifie deposit, with the next three mining phases expanding downwards and outwards, more or less in a series of concentric shells. A cutback to the north east corner of Minifie follows and the next three phases develop the Lienetz and Coastal deposits. The final phases are cutbacks on the east and the west of the Minifie and the Leinetz ore bodies allowing access to deeper mineralised zones.

Production Scheduling. Because of the nature of the ore deposits, it is not possible to mine only higher-grade material during the mining period. In order to maximize net present value, the mining and production schedule was structured to deliver the maximum amount of higher-grade ore to the process plant as soon as possible, consistent with an orderly mining schedule. In addition to mining higher ore grade blocks first, a variable mill feed cut-off grade was established for each year. Ore with a grade equal to or greater than the applicable annual mill feed cut-off grade is sent directly to the process plant, while ore with a grade below the cut-off grade (but above the regular waste/stockpile cut-off grade of 1.7g Au/t) is stockpiled for later processing. The waste/stockpile cut-off was calculated based on a total cash cost of US$14.29 per tonne of stockpile ore, selling costs of 2.5%, processing recovery of 87.5% and a gold price of US$305 per ounce.

The annual mill feed grade is expected to lie in the range 2.7 g Au/t to 6.1 g Au/t during the mining period, with an overall grade of approximately 4.6 g Au/t for the entire period. At the end of the mining period, the various stockpiles are expected to contain approximately 70 million tonnes of material averaging around 2.4 g Au/t, and this material is expected to sustain processing operations for a further period of 15 years.

Sulfur Content While the average sulfur content of the reserves is 5.6%, the sulfur content is variable. Therefore, significant effort is committed to controlled blending of plant feed to maximize autoclave throughput. The ore blend and sulfur target varies depending on ore reactivity, the number of operating autoclaves (target sulfur for complete oxygen utilization is lower when three autoclaves are on line), ore settling characteristics and gold grade. In September 2001 two of three autoclave heat recovery units were commissioned, with the third commissioned in March 2002. The heat recovery units have succeeded in making the autoclaves less sensitive to the sulfur content of the process plant feed.

Low Grade Ore Stockpiles. All ore grading below the applicable annual mill feed cut-off grade but above the waste/stockpile cut-off grade of 1.7 g Au/t will be stockpiled for processing after open pit mining ceases. In addition, at the request of the PNG Government sulfide ore between 1.6 g/t and 1.7 g/t will also be stockpiled for the first 6.5 years of production, till the end of 2003. There will be three stockpiles, one of which will be built offshore in Luise Harbor on a platform of waste rock and two of which will be land-based.

Waste Rock Disposal. Because of the lack of suitable land, the potential for seismic activity, high rainfalls and the potential for acidic run-off, the company and the PNG Government concluded that land-based disposal of waste rock was not a viable option and that the preferred option, in terms of cost and environmental acceptability, was to use some of the waste rock to build the base of the stockpile in Luise Harbor and to dispose of surplus or unsuitable material offshore. The waste disposal facility comprises four bottom dump self-propelled barges and two loading docks of three bays each in a single wharf structure.

Dewatering and Geothermal Control. The Lihir mine pit poses unique challenges. The gold resource is associated with a residual geothermal system and is located adjacent to the sea. The pit must be dewatered to keep the water table below the operating level of the mine, for which purpose there are 12 operating dewatering wells with a capacity of about 700 litres per second. Dewatering operations successfully maintained dry pit operating conditions throughout 2002, with the base of the Minifie pit now reaching 120 m below sea level. During 2002, the first four dewatering wells were completed in the Lienetz area, ahead of commissioning during 2003. These wells are the first installment of the Lienetz pit dewatering system and will lift anticipate pumped production to 900l/s, after allowing for decommissioning of two wells in Minifie

While the Luise Caldera, where mining operations take place, is no longer an active volcanic center, the residual geothermal system must be made safe, by reducing temperatures and pressures in the vicinity of the pit, in order that high temperature waters and steam generation do not pose a threat to the safety of operations. Since 1999, 10 deep wells ( greater than 1000m depth ) and 18 shallow wells (400-600m) have been completed. Steam discharge has now been continuous since 2000, with wells in the west Minifie and North Lienetz areas operating during this period. Five newly drilled (2002- Q1 2003) wells in the North West Lienetz area will be commissioned in early 2003 and will increase steam discharge levels ahead of the development of the Lienetz pit

Power generation using geothermal steam has been demonstrated to be a viable option for Lihir.

In early 2002, a 6Mw pilot plant was approved for construction, and was commissioned in April 2003. This plant is fed on steam from the shallow steam relief wells already completed as part of the mining development. Well testing to determine steam production capacity from the larger Ladolam steam resource indicates an ultimate power generating potential in excess of 30Mw. A feasibility study for the stage 2 development of a larger power station (nominally 30Mw) is at an advanced stage and is exepcted be completed in the first half of 2003

Information gathered from the recent programs indicates that less geothermal drilling will be needed for mining control than was predicted in the Feasibility Study.

Mine Drainage. The average annual rainfall at the Lihir Project site is approximately 3,700 millimeters, with a maximum-recorded one-hour intensity of 65 millimeters. For this reason, considerable attention has been paid to the design of appropriate facilities for mine drainage. This includes a system of surface diversion ditches designed to intercept storm water flows before they enter the open pit. A system of in-pit collection ditches and sumps has also been incorporated into the design of each of the phases of pit development. Despite these design provisions, however, mine production has to be suspended during periods of intense rainfall.

Mining Equipment. The major mining equipment selected for the Lihir Project has been sized for the levels of production contemplated by the current life of mine plan. Most of the mining fleet was purchased from the mining contractor on April 17, 2000 on termination of contract mining and movement to owner mining. The transition from operator mining owner mining to owner mining was smooth with the majority or the contractor equipment and staff transferring to LMC at this time. In the ensuing period the mining fleet complemented by the purchase of three additional haul trucks has met the requirements of the operation.

Processing

General. The company’s processing plant is on an area known as Putput, at the mouth of Luise Harbour. Lihir ore is termed refractory, meaning that conventional extraction of gold by cyanidation is not viable without pre-treatment. The Lihir process plant incorporates a pressure oxidation pre-treatment step using autoclaves to release the gold. This in turn is followed by conventional cyanidation.

The plant’s facilities first crush and grind the ore into a slurry suitable for pressure oxidation. A small flotation plant is used to concentrate a portion of the slurry as required to optimise the autoclave process. The ore is then subjected to pressure oxidation, counter-current decantation (CCD), neutralization, carbon-in-leach (CIL), and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electrowinning and smelting.

The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulfur grade of 7.2%. A design autoclave operating time of 89% of total time was used resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed were installed in 2001 along with a 12th power generator. In 2002 a pebble crusher was installed in the grinding circuit to increase grinding capacity. Over 3.8 million tonnes of ore was processed through the plant in 2002 to produce 607,088 ounces of gold.

Crushing. Run-of-mine stockpiling and primary crushing facilities, incorporating a gyratory crusher, are located at the Ladolam Creek area, approximately 500 meters east of the ore bodies. All other processing facilities are located at Putput, approximately one kilometre southeast of the Ladolam Creek area. Soft ore bypasses the gyratory crusher and is processed separately through a toothed-roll crusher. A series of conveyors transport the crushed ore to a stockpile of approximately 36,000 tonnes capacity located at the Putput processing plant.

Stockpiling and Blending. Ore is reclaimed from the stockpile via under pile feeders and conveyed into the semi-autogenous grinding (SAG) mill. Soft ore that does not flow freely through the under pile feeders is reclaimed by front end loader and fed through a separate feeder.

Grinding and Thickening. Water is added and steel balls and the ore itself grind the ore down to a fine particle size in the SAG mill. Coarse pebbles rejected from the SAG mill are conveyed and crushed separately in the pebble crushing circuit before returning to the SAG mill feed stream. SAG mill discharge slurry is pumped to cyclone classifiers that separate coarse from fine particles. Coarse material is directed into a ball mill for further grinding before reclassification, whilst fine material continues on to a thickener. In the thickener, water is recovered and flocculent is used to assist the settling of solids. Thickened slurry is pumped to the pressure oxidation circuit.

Pressure Oxidation. The Lihir pressure oxidation circuit utilizes Dynatech (formerly Sherritt) patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry is first pre-heated to 80 deg C in heat recovery vessels before being pumped under high pressure into three horizontal, six compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,400 kPa and a temperature of 200 — 210 deg C. Pure oxygen added into the autoclaves causes rapid oxidation of sulfide minerals, and consequent release of gold particles, to occur. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced to atmospheric conditions. Resultant steam produced in the flash vessels is used to pre-heat autoclave feed in direct contact heat recovery vessels. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.

High pressure gaseous oxygen for the pressure oxidization process is provided via two cryogenic oxygen plants located adjacent to the processing plant. Liquid oxygen is also produced and stored for backup and emergency requirements.

CCD Washing and Neutralization. Oxidised slurry then passes through a two-stage CCD thickener circuit where it is washed with process water and sea water. Slurry acidity is then further neutralized by the addition of milk-of-lime, which is prepared from imported quicklime in a slaking circuit. In this way, slurry pH level is increased to an appropriate level for cyanide leaching. Dilution water is added to reduce slurry viscosity in preparation for CIL processing

CIL Processing. Gold is recovered from the oxidised and neutralised slurry in a Carbon-In-Leach (CIL) circuit. The circuit consists of several large, agitated tanks. In the first tank, sodium cyanide is added to the slurry to begin leaching gold into solution. Coarse, granular carbon is added to subsequent tanks to adsorb dissolved gold. Agitation ensures that the slurry, cyanide and carbon are well mixed and suspended so that all gold containing particles are leached and adsorbed onto carbon. Slurry flow progresses through the tanks whilst carbon, retained by screens, is pumped in a counter-current direction and progressively loads with adsorbed gold

Tailings Disposal. Plant tailings are first treated to detoxify remaining free cyanide through the mixing of a portion of the iron-bearing wash solution from the CCD circuit with CIL circuit tailings. This results in the complexation of free cyanide with iron. The balance of the CCD wash liquor is combined with power plant and oxygen plant cooling water streams before combining with the detoxified tailings stream.

The combined streams are subsequently discharged into the ocean via a pipeline at a depth of 128 meters, which is below the mixed layer of the ocean. The surface mixed layer, which is the uppermost layer of the ocean that is constantly mixed by wind and wave action, varies with location and time, with a maximum depth of 98 meters being recorded to date at Lihir. Being denser than the receiving seawater, tailings discharged below the surface mixed layer move down the steep submarine slope and will not rise to the surface. See “Environmental Considerations” below for a discussion of this method of tailings disposal and its possible environmental impacts.

Gold Recovery. Loaded carbon is recovered from the CIL circuit and stripped of gold by means of the continuous Anglo-American Research Laboratories elution system. This involves soaking gold-loaded carbon in a hot caustic / cyanide solution, causing gold to release from carbon back into solution, and then rinsing the carbon with hot demineralised water. Stripped carbon is then regenerated by heating in an atmosphere of steam, before being returned to the CIL circuit.

Gold bearing solution from the elution process is circulated through electrowinning cells where gold is recovered from solution through electro-plating to produce a gold sludge. Finally, the sludge is dried and smelted in a furnace to produce doré bars. The gold recovery facility has been designed to treat up to 20 tonnes per day of loaded carbon.

The overall ore treatment process is designed to recover between 88%-94% of contained gold, depending on ore source. Overall plant recovery for 2002 was 90%.

Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulfide sulfur in the ore. To mitigate this effect, a number of measures have been taken:

•	Stockpiles have been covered with plastic to reduce the rate of oxidation.

•	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulfide sulfur in ore feed.

•	The pilot flotation plant provides the opportunity to increase the sulfide sulfur grade of stockpile ore if required.

Limestone Deposits. The original project design incorporated a lime plant treating local limestone. While tests of the local limestone confirmed its chemical suitability, it was also indicated that the limestone may prove too friable for calcining in conventional shaft or rotary lime kilns. As a result the processing plant utilises commercial quicklime imported in 20 tonne containers.

Infrastructure

Little or no infrastructure existed on Lihir Island prior to the commencement of activity by the company and development of the Lihir operation required a significant program of infrastructure construction. Besides the processing plant and barge loading facilities for waste rock disposal, infrastructure now includes a main administration office, an analytical/environmental laboratory, a training building, a warehouse, a plant maintenance facility and emergency facilities and a power plant consisting of twelve diesel generators, each of 6.3 megawatts. Infrastructure for the workforce includes housing and related community facilities such as a school, medical center, supermarkets, an open market and a police station. A wharf has been constructed at Putput for general cargo ships and tankers. A new airstrip and terminal facilities have been constructed on the northern portion of the island. The existing road connecting the airstrip and the project site has been improved and the ring road around the island completed.

Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River, where a weir and storage area have been constructed. While the company had sufficient water through six months of drought conditions in 1997, it was necessary during that time to supplement the water from the Londolovit river with water from streams closer to the process plant. Construction of a dam on Lakunbut Creek to provide additional water storage may be required for future drought conditions or for the additional water demand that would result from increased throughput of ore in the process plant. Lihir is currently evaluating the construction of this dam.

Communications at the site, within the island and with the outside world, are vital and have been improved through the installation of a satellite link providing public access to the national telephone network. Marine and aeronautical radio systems are installed.

Workforce

At December 2002, total employment was 978 employees. Of this number 37% are Lihirian, 54% other Papua New Guinean nationals and 9% expatriates from various countries. The company employed and trained 45 apprentices at the end of 2002, having recruited an additional 15 apprentices throughout the year. Numerous training programs were conducted over the year for both new and existing employees ranging from mine equipment operation and licensing to process plant operation and general and technical skills training.

Community Affairs

In 1995 Lihir negotiated a comprehensive set of compensation agreements with the people of Lihir, known as the Integrated Benefits Package (IBP). A significant part of Lihir’s community affairs efforts is directed towards ensuring compliance not only with these commitments but also the spirit of the undertakings in the light of changing circumstances. Additionally, the community affairs section has an overall focus on maintaining and strengthening the best possible relationship with the Lihirian community by developing an understanding of Lihir’s operations in the community and engendering trust through an open, honest and transparent consultation process.

The IBP of agreements is now seven years old and the original concept of a mine has materialized into a fully functioning operation. In June 2001 the local community, Lihir, the PNG National, Provincial and Local Level Governments commenced a full review of the Integrated Benefits Package of agreements to assess how they might be improved to serve the various parties better in the future. The review process is expected to be completed by mid 2003.

The Lihir Group is made up of four islands with a total population (as at 27 March 2003) of approximately 12,577 persons, approximately 9,363 of whom live on Lihir Island.

The Lihir Group is two hours’ travel by motorized boat from either New Ireland, Tanga or Tabar islands. Because of this relative geographic isolation, the Lihir Group community is fairly self-contained and does not experience any large immigration, which is common in other parts of PNG and which can make determination of land ownership extremely difficult. The people of the Lihir Group share a common language and the same clan structure, factors which assisted in the conduct of the compensation negotiations.

The Integrated Benefits Package includes a compensation agreement and a relocation agreement which were signed on April 26, 1995, by Lihir Management Company (initially on behalf of the joint venture but with an acknowledgment that they will subsequently be on behalf of the company) and by various groups of landowners and residents on Lihir Island from areas required by the company for the mine and associated facilities. The Compensation Agreement and Relocation Agreement satisfied the requirements of the PNG Mining Act for compensation arrangements to be in place before mining commences.

The compensation agreement provides for compensation to be paid to the landowners for cleared, damaged or otherwise affected land, or land possession of which they will lose as a result of the Lihir operation, for loss of economic plants, for loss of man-made structures, for loss of marine resources and wildlife, for discoloration or other adverse effects on creek water and seawater, for disturbance of burial grounds and sacred sites and for other miscellaneous effects of the Lihir operation. Additional compensation has been and as required will continue to be paid to landowners in the Ladolam pit area for land possession of which they will lose as a result of the Lihir operation. In addition, the compensation agreement provides that the PNG Government has assigned to, and the landowners will be paid royalties per cubic meter for sand, gravel and coronous material excavated from their land.

The relocation agreement provided for the relocation of residents of the mine pit and plant site areas to other parts of Lihir Island. To facilitate this, Lihir Management Company agreed to construct or provide materials for 84 relocation homes to relocate approximately 180 people from the proposed site for the processing plant and to pay allowances to the residents to assist them to re-establish themselves and their families in the new locations. The majority of these relocation homes have now been completed, with the remaining homes to be phased in over the ensuing five years as the present generation of adolescents come of age. Future generations of the relocatees will be assisted through a trust fund which was established on March 17, 1995 when the Special Mining Lease was granted. Various community facilities have also been constructed or relocated and several local businesses have been relocated or compensation has been paid.

A further relocation agreement between Lihir Management Company, some residents of Kapit Village, landowners of that area and the local landowner association was entered into in July 1995. This is similar to the Relocation Agreement and provides for 35 relocation houses and the establishment of trusts for the long-term benefit of landowners, residents and their children. Twenty of the houses have been constructed and the trust has been established by the company.

Both the compensation agreement and the relocation agreement provide for the establishment of trusts for the long term benefit of landowners and residents and their children and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation (statutory and otherwise) and that they waive any rights to bring action or suit for further compensation in respect of matters covered by the compensation and relocation agreements.

In addition, two memoranda of agreement were signed on April 26, 1995 by the landowners association and the local development authority for the Lihir Group, one with the PNG Government and the other with the New Ireland Provincial Government. A third memorandum of agreement was signed on March 17, 1995 between the PNG Government and the New Ireland Provincial Government. Collectively, they provide for the sharing of the royalties payable by the company under the Mining Act, the grant of the option to the Lihirian company to purchase one-half of the ordinary shares owned by the PNG Government (MRL) immediately prior to the consummation of the global offering, the provision of government infrastructure and services on Lihir Island, the maintenance of law and order, the provision and use of special support grants, training of Lihirians and business development.

The company continues to examine ways of promoting self-help and self-determination rather than have the community develop into a cycle of corporate dependence. The company works closely with the Lihir Mining Area Landowners Association (LMALA) and, through the IBP review is currently developing a new five-year sustainable development plan to promote community development through self-help. The Lihirian people are a proud community and have historically been extremely self-sufficient due to their geographical isolation. Lihir’s community leaders are aware of the impacts large development can have on traditional lifestyles and are working with the company to ensure that the many benefits resulting from the mine lead to a long term social enhancement.

Having addressed the accommodation and compensation aspirations of Lihirians in those areas directly affected by the mine, attention is focused on the needs of other Lihirian people.

Under the Integrated Benefits Package, the company has made substantial annual compensation and other payments to landowners and other Lihirians as shown in the table below.

	2002	2001	2000	1999	1998

Kina millions	26.5	18.1	12.0	8.6	3.3

US$ millions equivalent	6.6	5.0	4.0	3.2	2.1

Even though the company has put significant effort into addressing landowner issues, the company cannot guarantee that disputes will not disrupt operations in the future. See “Risk Factors”.

Business Development - LGL provides direct support for business development to the local community through its business development office, or BDO. BDO is supporting the local business community to develop realistic, sustainable commercial opportunities. BDO assistance to local businesses included the development of business plans, managerial advice, preparation and lodgment of VAT, group tax and company returns, secretarial support and business training. More than 120 small businesses operate on Lihir, most of which have received some form of assistance from BDO.

BDO continues to provide advice and assistance to local businesses to ensure compliance with the Companies Act and Business Group Registration Act.

Many local businesses continue to benefit from LGL by providing goods and services to the Lihir project. During 2002 more than 72 million Kina (US$18 million) worth of contracts and casual work went to local businesses. Local business development creates employment and generally contributes to the local economy.

BDO also has an established agriculture section that provides technical assistance to local farmers in vegetable farming, chicken farming, and piggeries.

Education Assistance — In 2003, LMC will continue to assist Lihirian students through a range of programmes. Funding has already been distributed to 68 individuals and 34 local schools under the Lihirian Education Assistance Programme. In addition, 34 full scholarships for tertiary study will be provided, including up to 12 weeks industrial training on site.

Health and Safety

The company is committed to promoting the health and safety of its employees and the neighbouring community through effective management practices. Health and safety improvements are sustained by the setting and review of targets, assessing and reporting of safety performance and adoption of best available practices for the conditions in which the company operates.

Two important measures of Lihir’s safety management efforts are the lost time injury frequency rate (LTIFR) and the lost time injury severity rate (LTISR). A “lost time injury” results when an employee or contactor cannot return to their normal duties the following shift. Between 1998 and 2002 the company LTIFR was 0.41, 0.34, 0.35, 0.46 and 0.30 respectively, per 200,000 hours worked. The LTISR has reduced from a peak of 5.27 in December 1999 to 1.30 in December 2002. In 2000 Lihir recorded and investigated 78 reported incidents, in 2002 this increased to 293 reported incidents. Lihir believes that this is a positive indicator that our safety awareness programs are working and both our employees and contractors understand the importance of reporting an incident and/or near miss when they see it.

A site safety plan was developed in 2001, to address the high-risk areas identified through various audits conducted on site. That plan will continue in 2003 with 14 projects being run concurrently with implementation by the end of the year. Other initiatives have included the introduction of a safety newsletter, contractor safety meetings, improved training programs and the expansion of our Job Safety Observation and Take 5 programs. All these initiatives continue to raise awareness of safety and our safety management system. Our aim is to consolidate and realize the gains from earlier efforts and to change the behaviour of our workforce and contractors. Lihir was audited by NOSA in 2002, and achieved a safety effort rating of 78.8%, and awarded another star making it a 4 star site.

Community Health - An important benefit provided to the Lihirian community is better health care. Currently the company provides medical services to employees, contractors and their dependents as well as to the local people through the Lihir medical center at Londolovit, which offers outpatient, inpatient and preventative health care services. The medical center also provides support through the provision of drugs and services to all the government and mission run health facilities throughout the Lihir group of islands.

Through the medical center the company continues to target malaria and other parasitic infections through the vector control program, or VCP, which is regularly audited by a consulting entomologist. The VCP has seen admission to the medical center due to malaria drop in the last three years from 22% of the population in 1998 to 10% in 2001. The VCP has been largely concentrated within villages close to the mining development resulting in reductions in the percentage of persons infected with malaria in those areas from as high as 50% to less than 10%.

Management

General

Lihir Management Company, a wholly-owned subsidiary of Rio Tinto, manages the company and the Lihir operation pursuant to the management agreement between the company and Lihir Management Company, the terms of which are discussed in detail below. The managing director of Lihir Management Company is also the managing director of the company and reports directly to the company’s board of directors. As a consequence of the management agreement, Lihir has no executive officers or senior management personnel who are not also executive officers or senior management personnel of Lihir Management Company.

Mining Contractor

The feasibility report contemplated that the bulk of mining operations would be carried out by contractors during the entire mining period but that this would be reviewed prior to the end of the then current contracts. In October 1995 the company entered into a mining contract under which the mining contractor (the Thiess-Roche Lihir Joint Venture) was responsible for stripping and preparing the mine site, drilling, preparing blast holes, extracting, loading and hauling ore and waste, establishing stockpiles, in-pit dewatering, slope control and operating the waste rock barge fleet. In June 1999 the mining contract was varied so that the mining contractor reduced the unit rates for the works. This provided a yearly saving to the company of approximately 9%, equivalent to approximately US$6 million per year.

Following a review of the benefits of contract as compared with Lihir operating the mine itself, Lihir determined to exercise its rights of early termination under the mining contract and signed a heads of agreement with the mining contractor on March 17, 2000 whereby the company cancelled the mining contract effective April 17, 2000 and purchased the mining fleet and equipment from the mining contractor. The capital cost of the acquisition of the mining fleet and associated equipment, spares and stock from the mining contractor was US$42.3 million. Under the heads of agreement the final contractual payments to the mining contractor upon the termination of the mining contract were also agreed. These payments included a lump sum amount of US$7.7 million which encompassed both the payment due under the termination formula contained in the mining contract and a sum to settle remaining contractual claims by the mining contractor. This termination fee was expensed in 2000.

Lihir Management Company is now responsible for managing the work previously undertaken by the mining contractor. In addition, Lihir Management Company is responsible for providing mine staff and engineering personnel, mine planning and slope design, slope erosion protection, definition drilling, ore control and sampling and groundwater and geothermal control.

Blasting Contractor

On March 14, 1996, the company entered into a Contract Explosives Services Agreement with Orica Papua New Guinea Ltd to supply explosive services for the Lihir operation through to June 30, 2002. The Agreement was immediately assigned as a nominated subcontract to the mining contractor. The awarding of the contract followed testing by the successful contractor and the contractor being able to demonstrate to the company that its specially compounded emulsion explosives are suitable for the high rock temperatures and reactive soils that characterize the Lihir mine. As a sub-contractor of the mining contractor nominated by the company, the blasting contractor is required to procure, transport and store all explosive products; manufacture and deliver explosives into blast holes; prime, tie-in and initiate the blasting; and provide all facilities for manufacture and storage, including warehouses, magazines, labour and supervision. The blasting contractor is provided with fuel, power and potable water by Lihir.

At times blasting at Lihir is carried out under unusual conditions of high blast hole temperatures. The sulfide-bearing rock is both wet and reactive with nitrate based compounds. Special explosives are required to deal with these conditions and the blasting contractor manufactures these explosives at the site.

In June 1999 the Contract Explosives Services Agreement was amended providing a substantial reduction in the explosive pricing due to modifications in the product and the use of alternative raw material suppliers. The savings to Lihir amount to US$1.5 million per year. In return the term of this agreement was extended to the earlier of March 31, 2009 or the completion of mining. The amended agreement now contains a re-price review on a two yearly basis that will take into account factors such as technical improvements, site factors, and genuine competitive options available to Lihir.

Following termination of the mining contract on April 17, 2000, the blasting contractor is now contracted directly to Lihir.

In December 2002, Lihir renegotiated the purchase price of bulk explosives from the blasting contractor, taking advantage of Rio Tinto group purchasing and bulk buying power. The net result was cost neutral with higher operational flexibility and productivity.

C.     Organization and Structure

Lihir is classified by Rio Tinto as a principal associate, rather than as a subsidiary. Rio Tinto holds 16.26% of Lihir’s shares.

As a result of the merger effected on February 2, 2000, Niugini Mining Limited is a 100% owned subsidiary of Lihir. Niugini Mining is registered in Papua New Guinea. It has no continuing operations. Niugini Mining is the sole subsidiary of Lihir Gold.

Niugini Mining Australia (Pty) Limited is a 100% owned subsidiary of Niugini Mining Limited and is registered in Australia. Niugini Mining Australia (Pty) Limited has no current operations but refer to Note 21 to the financial statements in regard to contingent liabilities. Niugini Mining Australia (Pty) Limited is the sole subsidiary of Niugini Mining Limited.

D.     Property, Plant and Equipment

Lihir Island

Lihir Island is the largest of the Lihir Group of four islands. It is located approximately 700 kilometers northeast of the PNG capital of Port Moresby. The Lihir Group forms part of the province of New Ireland.

Lihir Island is a volcanic seamount that rises steeply from sea level to about 600 meters above sea level. It is approximately oval in shape, roughly 22 kilometers long from north to south and 14.5 kilometers from east to west at its widest points. There is a caldera from what is believed to be a no longer active volcano (the “Luise Caldera”) which adjoins a harbor (the “Luise Harbor”) on the east coast of the island. All of the known ore deposits of the Lihir operation are located in the Luise Caldera. An airport capable of handling larger aircraft and a port capable of handling 10,000 tonne ships and 40,000 tonne tankers have been constructed as part of the Lihir operation.

Lihir Island experiences a high level of rainfall, averaging about 3,700 millimeters per year, and has an annual mean relative humidity of about 80%. The temperature generally varies between 20ºC and 30ºC (68ºF and 86ºF). Lihir Island is north of the area most affected by cyclones. Natural vegetation is mostly rain forest.

Prior to the development of the Lihir operation, Lihir Island was largely undeveloped. Subsistence agriculture was the principal occupation of most Lihirians, supplemented by some cash crops such as copra.

Geology

Lihir Island is made up of five Miocene-Pleistocene volcanic units, of which three are recognizable volcanic craters (including the Luise Caldera) and two are sequences of mafic volcanic rock that predate the three volcanoes. The volcano that formed the Luise Caldera was the youngest major volcanic event on the island. It was formed in the Pleistocene age, less than one million years ago. Remnant geothermal activity is present in the Luise Caldera, evidenced by hot springs and fumaroles. Studies of groundwater circulation suggest there is no magma present below the Luise Caldera.

The Luise Caldera is a well-defined, elliptically shaped caldera, which rises steeply to several peaks over 600 meters above sea level. The caldera is open to the northeast where it is breached by the sea to form Luise Harbor. Luise Caldera measures approximately 5.5 kilometers by 3.5 kilometers. Currently defined gold mineralization occurs within an area of about 2.0 by 1.5 kilometers near the center of the caldera.

Exploration work since 1983 has defined several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Lienetz, Minifie, Coastal, Borefields and Kapit. Of these, the largest is Minifie, which is about 1,000 by 600 meters with mineralization extending from the surface (50 meters above sea level) to 250 meters below sea level. The Lienetz deposit north of Minifie is about 800 by 400 meters, and extends from the surface (140 meters above sea level) to 300 meters below sea level. The smaller Coastal deposit adjoins Lienetz on the northeast, separating it from the sea. The Borefields zone extends to the north-east along the Minifie structure and is an extension of the Minifie mineralization. The Kapit deposit, extending 300 to 400 meters north of Lienetz, is about 800 by 500 meters with mineralisation extending from near surface to 400m below sea level. Drilling in 2002 extended the limits of Lienetz to the North West, confirmed physical connection between Lienetz and Kapit and extended the current knowledge of the Kapit deposit. Kapit remains as yet incompletely explored and the extent of economic extraction could be limited by high temperature and depth.

The bulk of the known gold mineralization is located in Minifie and Lienetz. All of the deposits are connected by areas of low-grade mineralization. An analysis of the structural patterns has led to the hypothesis that the Lienetz, Coastal and Kapit areas are part of a single mineralization system, with a separate feeder system accounting for the Minifie and Borefields mineralization. A single final pit will be the ultimate outcome, however.

Based on exploration work to date, gold appears to be the only metal of economic significance present within the Luise Caldera. Gold occurs primarily as sub-micron size particles in sulfide minerals. Sulfide content is relatively high, with the average sulfur grade of the reserves being 6.15%. The main sulfide material is pyrite, with the marcasite form present as an accessory mineral. Arsenopyrite is rare. Free gold is rare and located predominantly at the fringes of the known deposits. Oxidation layers range in thickness from minimal in low lying areas such as Minifie to a maximum of 70 meters over the higher parts of Lienetz and Coastal and Kapit.

The mineral deposits in the Luise Caldera are hosted by volcanics, intrusives and breccias, and there has been extensive alteration of these rocks within the caldera. Two major alteration episodes have been identified, an earlier and deeper “porphyry style” event resulting in potassic alteration grading laterally to propylitic alteration and a later and higher level epithermal event producing argillic, advanced argillic and phyllic alteration. Because the intensive alteration has destroyed much of the original host rock lithology, the deposits have been classified into a series of “ore types” based on alteration, hardness, degree of brecciation and similar factors. While this is more a metallurgical classification than a geologic one, it has proved useful in determining many of the mining and processing characteristics of the orebody and host rocks. The ore types are roughly sub-horizontal and form a fairly consistent vertical sequence. The general sequence is that of clay-rich rock, grading into white mica-felspar rock, then felspar-biotite and, at depth, into felspar-biotite-anhydrite. Within and on the boundaries of the ore types, geological structure is also a major influence in the localization of higher grades in the orebody.

Reserves Estimates

The previously reported reserve estimates included in the 2001 Form 20F included proven and probable gold reserves of 15.1 million contained ounces at a US$300 per ounce price assumption, based on 120.8 million tonnes of ore with an average grade per tonne of 3.90 grammes.

During 2002, an intensive resource definition and extension drilling program continued at Lihir, with substantial additional drilling and assaying data becoming available since the completion of the previous resource estimate in December 2001.

New drill results available to October 2002 included 41000m of diamond drilling the western sector of Lienetz (69 holes), east Lienetz/ Coastal (33 holes) , west Minifie (10 holes ) and in Kapit (10 holes).

Assaying and geology information from these holes was included in a major review of Lihir’s resource model completed in December 2001. The new model reflects the identified new mineralized extensions to the Lienetz and Kapit ore zones discovered during 2002, and a comprehensive review of mineralisation controls in these areas.

Subsequent to the completion of the resource re-estimate, and a full review of mining and processing costs, a re optimization of the mine design and the life of mine schedule was completed and a revised reserve estimate prepared in December 2002.

The ore reserves in the table below are based on the new resource model at a US$305 per ounce gold price assumption (1.7 g Au/t cutoff) adjusted to take account of mining depletion and reconciliation changes to December 31, 2002.

			Average	Contained
	Reserve	Tonnes	grade	Ounces
	Category	(In millions)	(g Au/t)	(millions)

Unmined Ore	Proven	6.0	4.01	0.8
	Probable	111.2	3.79	13.5
Stockpiled Ore	Proven	25.8	2.86	2.4

Total Reserves		143.0	3.63	16.7

Reserves have been prepared in accordance with Industry Guide 7 under the United States Securities Act of 1933 and the following definitions:

The term “reserves” means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination.

The term “economically”, as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established or analytically demonstrated. The assumptions made must be reasonable, including assumptions concerning the prices and costs that will prevail during the life of the project.

The term “legally”, as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist, there should not be any significant uncertainty concerning issuance of these permits or resolution of legal issues.

The term “proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

The term “probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Reserve tonnages were depleted during 2002 by mining activity. Reserves quoted are those remaining below the mining surface at December 31, 2002, within a revised ultimate pit design, based on the October 2002 revised resource model.

Stockpiled ore comprises mined ore above cut-off grade on the stockpiles, as of December 31, 2002.

Cutoff grade for reserve calculations is fixed at 1.6g Au/t for the first 6.5 years of mining operations (until end 2003), increasing to 1.7g Au/t for the remaining mine life. The initial lower cut-off is required under the Mining Development Contract with the state of PNG.

The reserves reflect an assumed gold price of US$305 per ounce. The number of ounces of contained gold does not indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency. The current estimate is for an eventual recovery of 14.9 million ounces of gold from the 16.7 million contained ounces.

While Lihir believes that US$305 is an appropriate gold price to use to estimate its reserves, the company has estimated that, if the assumed long-term gold price was reduced to US$285 per ounce, its proved and probable gold reserves would reduced to 14.2 million ounces. Conversely, a metal price of US$325 per ounce would increase the reserve to 17.7m ounces of contained gold.

As of May 31, 2003, the spot price for gold was approximately US$361 per ounce. At the end of 2002 the company had a total of 2,180,101 ounces of gold hedged at an average price of US$330 per ounce. If there is a further deterioration in the long term gold price, net earnings and the carrying value of mine properties would be adversely impacted.

The PNG Government froze the phasing out of the Mining Levy in the budget in December 2002. Positive discussions are underway with the Government to review this decision. Should the Government decide to retain the level proposed in the budget for the life of the operation, it would reduce reserves by 1.9 million ounces. This reduction is not included in the 2002 reserves update.

Mining Rights

Lihir holds the Special Mining Lease which gives the exclusive right to mine and produce gold from the area of the Luise Caldera, including the site of the processing plant on Putput Point. The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated. For a discussion of applicable PNG mining laws and the specific terms and conditions of the Special Mining Lease, Exploration License and Mining Development Contract, see “Additional Information – Material Contracts – PNG Mining Laws and Related Agreements with PNG Government”.

Under the PNG Mining Act 1992, a developer may apply for a lease for mining purposes, or LMP, to cover ancillary areas required to support a mining operation. A mining lease is required for any quarrying operations outside the Special Mining Lease. Lihir has been granted two leases for mining purposes, one which covers the accommodation and commercial center, the Londolovit reservoir and the Lakunbut dam and the other which covers the airstrip. The company has also been granted two mining leases for a hard rock quarry and limestone quarry. These leases are joined by three mining easements that provide corridors for road access and power line and water supply.

The Special Mining Lease covers 1,739 hectares and includes the Luise Caldera, Luise Harbor and part of Putput Point. As such, it covers the ore bodies, processing plant, stockpiles and marine facilities. The LMP for the accommodation and commercial center covers 644 hectares in the Londolovit area and the LMP for the airstrip covers 34 hectares. The mining lease for the limestone quarry covers 48.2 hectares while the mining lease for the hard rock quarry covers 23.7 hectares.

Exploration

The area covered by the Special Mining Lease continues to have significant potential for increasing reserves.

During 2002 drilling within the Luise Caldera was undertaken within the planned pit and on a number of extension targets. 122 diamond holes for 40,910 metres were completed. Targets drilled were western Lienetz and Kapit zones, the western flank of Minifie, and the Lienetz /Coastal area.

Drilling in the Lienetz area was targeted to extend known resources in this deposit. Step out drilling in NW Lienetz was successful in locating extensions of ‘boiling zone’ mineralisation and in the discovery of new feeder zones outside of the previous resource, which resulted in extensions of the economic pit on this flank of the deposit.

Drilling results available to end October 2002 were included in a re-estimate of resources completed in December 2002. In December 2002, a full review of the mining and processing costs was carried out, which together with the revised resource estimate was used to re-optimize and design the mine pit and life of mine schedule, resulting in an increase of remaining reserves by 15% to 16.7 Moz.

The revised mine design has extended the mine design crest in the NW Lienetz area by 200m. Increases to reserve tonnage also occurred within the previous reserve pit through the discovery of lateral extensions to the previously known resource.

Substantial mid depth resource outside of the revised pit (and restated reserves) was identified in 2001 adjacent to the coastal seawall pillar in northern Lienetz. Additional holes drilled in 2002 confirmed this mineralisation, though this resource has yet to be evaluated in engineering studies. These planned studies will determine what proportion may be recoverable to reserves through extension of the mine design and construction of sea retaining structures.

Development drilling of the Lienetz ore body is still progressing in order to define the limits to the west and north of the deposit, which remain open. Further significant extensions of mineralisation were located during 2002 linking Lienetz and Kapit, as well as high-grade extensions to the Kapit mineralisation. These two areas have been targeted for extensive drill definition and mine feasibility studies during 2003, to determine their availability for inclusion as additional reserves for the project

Drilling is also progressing in the West Minifie area, with 10 holes completed in 2002 around the current pit limits. Results have been moderate only, but require close out with additional holes scheduled for late 2003.

Five diamond drill rigs are currently active in infill and development drilling in these areas, with drilling activities scheduled to continue throughout 2003

The area outside the Special Mining Lease, covered by Exploration Licence No 485 (EL485) is considered prospective for gold mineralization. EL 485 is current until April 2004 when it will be available for renewed for a further 2 year period.

The exploration program on the lease involves mapping, stream sediment sampling and weathered bedrock sampling using Wacker percussion drilling. Field exploration during 2002 within EL485 concentrated on the Lamboar area on the western side of the island. As at this reporting date, assay results for the 2002 program are yet to be received from the Australian based laboratory where they are being analysed.

A total of 1387 geochemistry samples have been submitted from the program, including; 774 wacker drill bedrock samples, 390 channel cut samples, 29 BLEG samples, 4 rock chip samples, 95 panned concentrate samples and 95 stream sediment samples. Late in 2002, work commenced in the adjacent Samo area, where efforts will focus in 2003.

Environmental Considerations

Overview

Lihir considers that excellence in managing its environmental responsibilities is not only inherently worthwhile but also essential to its long-term success.

The company operates in accordance with an environmental plan approved by the PNG Government and works closely with the government in implementing all statutory monitoring and reporting as specified in its environmental monitoring and management program, or EMMP, and all water use permits in operation for the site. The EMMP details the regular monitoring which is undertaken by Lihir at over 50 locations around the Lihir island group for over 50 environmental parameters. All results from environmental monitoring are reported to the government and landowners on a quarterly basis.

During 2000 the EMMP was thoroughly revised and updated to reflect the current operating conditions of the mine as well as to take into account all the monitoring and research activities initiated by the company. The company has also been consulted by the PNG Government in its development of the new Environment Act for Papua New Guinea. The Environment Act was passed by Parliament in December 2000 and combines the three previous acts relating to environmental legislation into one act. The company are now actively consulting and cooperating fully with the government in the development of the new regulations which support the Environment Act which are expected to be completed in 2002/03.

Lihir has independent environmental consultants report on its environmental compliance. In addition, the Government carry out their own independent monitoring for elements contained in the EMMP to confirm LMC’s results. The Statement of Compliance issued by the Government in 2001 states that “The Department of Environment and Conservation is satisfied with the environmental performance of the Company and is happy to state that Lihir Gold Limited has met, and continues to meet, all conditions of its environmental monitoring programs, and that the impacts of its operation are well within what was originally predicted in the Environmental Plan”. In addition to external consultant audits, the company complies with stringent corporate reporting requirements through Rio Tinto.

In addition to the statutory environmental compliance monitoring and reporting through the EMMP, the company undertakes studies to improve understanding of the environmental consequences of the operation. Currently the company is involved in research projects with CSIRO Division of Marine Science, James Cook University, Australian Institute of Marine Science, Deakin University and NSR Environmental Consultants. As part of these ongoing research projects, three students are working towards Ph.D. degrees. While the company’s monitoring and research projects are continuing, results from the investigations suggest that the level of contaminants and impacts originating from the company’s activities are less than originally predicted. In line with the predictions made in the environmental plan, sedimentation on the fringing coral reef system peaked during the construction phase of the project due to increased disturbance from pre-mine clearing and road construction. During operations reef sedimentation has decreased significantly to be much lower than forecast and, at many locations, is now approaching levels similar to that measured during the baseline studies before construction commenced.

LMC have completed a pre-certification audit of its Environmental Management System against ISO14001 standards during 2002 by QAS (Quality Assurance Services) in Australia and are expecting a full compliance audit in 2003.

Environmental Plan

Kennecott, with the assistance of NSR Environmental Consultants Pty Ltd., carried out extensive environmental baseline studies of the Lihir Islands and the Lihirian community during exploration. These baseline studies were followed by an environmental impact assessment of the Lihir operation, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbor. Each of these impacts are summarized below; however, in summary, ongoing environmental monitoring performed by the company (and independently by the PNG Government) reveals that impacts to date are less than that anticipated in the project’s environmental plan.

Following its environmental impact assessment the environmental plan was prepared by NSR on behalf of the joint venture and submitted to the State in accordance with Section 4(6) of the PNG Environmental Planning Act. The environmental plan was subsequently approved by the State. The environmental plan describes the proposed development, existing environment, anticipated impacts and proposed safeguards, and EMMP for the construction and operational phases of the mines development.

In the Mining Development Contract, the company has agreed to comply in all material respects with its environmental plan. The environmental plan may be varied either by the company, with State approval, or by the PNG Minister for Environment and Conservation if there is a material danger to public health and safety or if the conduct of normal operations in accordance with the environmental plan poses an environmental impact either not contemplated or different than contemplated in the environmental plan or if substantially better environmental control technology becomes available.

Land and Habitat Impacts

The major land and habitat impacts associated with the Lihir operation are the alteration of land use in and around the mine and plant site areas from natural environment to mining lands and the loss of habitat types important to local inhabitants. However, a compensation package was negotiated and accepted among the company, the State and landowners that addresses these environmental impacts, including the loss of megapode nesting habitat and economically valuable vegetation, diversion and alteration of stream habitat and impacts by sedimentation on the water quality of the shallow and deep water marine environment around Luise Harbor, among other land use issues.

Geothermal areas of the Luise Caldera are important nesting grounds for a sub-species of megapode. This sub-species is not unique to the Lihir Group of islands and is genetically and morphologically similar to the populations found on other nearby islands. It is important to Lihir Island primarily because the local inhabitants use its eggs as a food source. Though significant areas of nesting habitat in the caldera area have been lost, detailed surveys in 1997 -2001 found that nesting burrow numbers have significantly increased in undisturbed areas and also that new nesting areas have been colonized. This is attributed to a reduction in the predation pressure on the megapodes by the local community in response to increased standard of living with less reliance on traditional food resources afforded by the mine development.

Similarly, repeat post-baseline surveys of sago resources along the east and north-east coast of Lihir Island show that while some sago areas have been lost to road and infrastructure construction, the overall numbers of sago have increased. As with megapodes, this is believed to be the result of a reduction in the requirement for traditional food and building resources since the establishment of the mine.

Waste Rock and Marine Impacts

Given the potential for acid generation from certain waste rock types, permanent submarine disposal is Lihir’s preferred method for long-term prevention of sulfide oxidation and subsequent acid generation. In addition, the lack of available land for terrestrial disposal also supports the marine placement of waste rock. The major impacts of the deep-water waste rock disposal are increased turbidity in the water column within and beyond Luise Harbor (which declines along the north and south coast) and smothering of deep seafloor benthos.

The increased turbidity from the barge dumping and storm-water runoff from disturbed areas also results in the sedimentation of the narrow fringing reef along the east coast of Lihir Island. Impact assessments have taken into account the cumulative effects of turbid storm-water as well as ocean sedimentation from turbidity created by these sources of sediment. The diversity of coral species and fish in these areas is likely to be reduced as a result of this sedimentation.

While near-shore coral reef sedimentation was predicted to be a major impact in the project’s environmental plan, monitoring data to date suggest that habitat loss for deep marine benthos is the greater impact. While turbidity levels in within Luise Harbor have increased, monitoring data suggest that there are natural controls on the amount of the sediment from the turbid harbor plumes which cause coral reef sedimentation.

In 2002 the company voluntarily commenced a program to further improve its management of water, sediment and ARD leachate from stockpile drainage entering the ocean. The 3 year program is expected to cost approximately US$5 million.

Following the cessation of waste rock disposal, coral and deep-sea benthos habitat recovery is expected to occur. Deep sea monitoring of tailing and waste rock deposition zones has already indicated recolonisation of deep sea benthos into mine impacted areas. The installation of sediment retention dams and the planned re-engineering of silt curtains are of continuing benefit in this regard and the company is actively involved in attempting to further reduce near-shore sedimentation where applicable. The environmental consultants to the project, NSR, estimated in April 1992 that, based on experience at other coral reef systems, recovery can be expected after about 25 years. This opinion has been expressed taking into account the good substrate conditions existing and the predominant presence of fast growing acroporan corals.

Stream Impacts

Effects relating to pumping of water from the Londolovit River have been specifically addressed by the preparation of a management plan for the lower reaches of that river (the Lower Londolovit River Management Plan). This included the construction of a barrage to maintain river levels and reduce the intrusion of salt water up the Londolovit River and provision for water release from the pump weir in order to maintain minimum base flow requirements and thereby minimize any ecological effects on the lower reaches of the Londolovit River and its floodplain. To date, the systems in place have adequately achieved their objectives.

Stockpile Drainage

The environmental plan suggested that drainage from the low grade ore stockpiles may cause low pH runoff and elevated levels of iron, copper, arsenic, zinc, aluminum, manganese, cadmium, lead and, possibly, mercury and chromium. NSR predicted that the chemical effects of mine drainage waters (including stockpile drainage) on Luise Harbor are expected to be subordinate to the turbidity (sediment) and thermal effects, although they recognize that it was not possible to predict the expected water quality with great certainty. Nevertheless, the company has installed stockpile covers to reduce the generation of low pH, high dissolved metal leachate from the stockpile area.

The discharge of low pH run-off water from other areas is mitigated prior to entering the ocean by dilution with large amounts of water from the pit dewatering bore field which has a high alkalinity and therefore buffers of acid leachate run-off and the company are currently evaluating further treatment options to assist in leachate mitigation.

The company monitors the quality of run-off water entering the sea and, to date, the range in data obtained is not significantly different in terms of acid compared to baseline values emanating from the geothermal areas through which the water drains before entering the ocean. If environmental impacts are greater than currently estimated, the State has the right to impose additional water quality control measures. The potential costs of implementing such additional control measures cannot be estimated at the present time, but in the opinion of both Micon and the company they should not be so large as to impair the economic viability of the Lihir operation.

Tailings Disposal

The reliance of the Lihirian communities on coastal lands means that a land-based tailings storage facility would need to be situated in the interior mountainous area of the island. Given the seismic conditions, the rugged topography, high rainfall and potential for acid generation, the cost and risks to the environment and people of constructing a stable land storage facility there for tailings were considered prohibitive. In addition, due to the net rainfall surplus, storage of tailings on Lihir Island was not likely to be possible without long term treatment of the effluent run-off water from the land storage facility, the residues from which could also require land-based storage. For these reasons, the company and the PNG Government concluded that submarine disposal of tailings was appropriate for the Lihir operation.

Tailings are discharged underwater at a depth of 128 meters through a 1.2 meter diameter steel-cased high density polyethylene (HDPE) pipeline. The discharge depth was chosen following extensive field-work on the structure and currents of the ocean in the vicinity of the outfall leading to the development of a predictive model of tailing behavior once discharged. The discharge point at 128 m is below the mix layer depth, the euphotic (biologically active) zone and where the density of the receiving ocean water precludes the tailings being resuspended back into the surface water. The tailing is a combined stream of approximately 5% solids and a mixture of fresh and salt process water and saltwater used in the cooling of the power and oxygen plants. The water quality around the area of the outfall is monitored on a regular basis to ensure that concentrations of metals and cyanide species are not above PNG water quality criteria for protection of marine ecosystems. Monitoring data to date show that, at all times, water quality at marine compliance locations have been below the prescribed standards.

In addition, the company (in consultation with the PNG Government, CSIRO Centre for Advanced Analytical Chemistry, NSR, Ocean Sciences Institute and Underwater Video Systems) has carried out extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. These studies have shown that the tailings travel down the steep submarine slope after discharge from the end of the pipe as a consolidated turbidity current and settle out on the ocean floor. Only small amounts of the main turbidity flow break off to form sub-surface plumes below 150 m and no re-suspension to waters above 128 m was observed.

Submarine disposal of tailings is only appropriate under certain geographical and physical conditions including suitable ocean currents, absence of upwelling, steep slopes and deep surrounding ocean, all of which occur at Lihir. It is or has been practiced at 9 locations around the world and is being investigated at a further 22 mineral prospects. According to information published by the U.S. Bureau of Mines in October 1993, there is no known juxtaposition of potentially economic mineralization and suitable oceanic conditions within the contiguous mainland states of the United States which would make submarine disposal of mine tailing a viable consideration. The international concern regarding marine tailings disposal is based on the perception that it could lead to major metal contamination. Most mining project tailings solids are stored in engineered containments, but, as noted above, land based storage is not deemed feasible on Lihir Island. Marine benthic species colonizing stabilized waste rock or tailings deposits may be exposed to elevated metals concentrations in the sediments. Tissue metal enrichment may then occur and may be transferred to predatory fish. The degree to which this will occur cannot be predicted with certainty but a monitoring program has been put into place to evaluate this possibility. Ongoing monitoring by the company and external consultants of both benthic invertebrates and shallow and deep water fish show no elevation of metals in test organisms. There is no exploitation of deep water fisheries for subsistence or commercial purposes in the area of Lihir Island.

At least 90% of the residual cyanide contained in CIL tailings is detoxified by reaction with iron prior to disposal. Cyanide detoxification is achieved by controlled mixing of iron-rich CCD liquor with CIL effluent to complex the free cyanide. A mixing tank allows sufficient retention time for the reactions to proceed and the tailings disposal is managed to ensure State water quality standards are met. No other treatment of tailings prior to disposal takes place at the Lihir operation.

Risk analyses were performed by Parametrix Inc. in 1993 and 1995 with respect to residual free cyanide and copper discharge with the tailings and the CCD wash liquors, and it was found that neither posed a risk to human health or safety. Copper could be toxic to some marine organisms (assuming similarity to U.S. species used in laboratory toxicity tests) at depths greater than 150 meters within the mixing zone, and could be toxic to some zooplankton and bivalves beyond the mixing zone, if such organisms were to be resident at these depths. Even if bioavailable, copper will not biomagnify within the food chain. It was concluded that fish in the area would be safe to eat by local people, other fish and wildlife.

Parametrix Inc concluded in a report dated February 1995 that a contaminant pathway between the people of Lihir Island and the deep ocean benthos is unlikely based on the available human dietary information, the feeding habits of the only deep ocean organisms consumed by the islanders, and the absence of a commercial deep ocean fishery within the vicinity of the disposal site. The smothering of the sea floor and the benthos that live there could cause fish (if any) at depth to leave the area of tailings disposal in search of food. However, fish are expected to avoid this area in any event during the operations phase due to the increased turbidity of the water. In Micon’s view, these impacts, even in the worst case, will be temporary and limited to the area of tailings disposal, and only deep-water organisms are expected to be affected. As a result, compensation or other actions are not anticipated. Upon completion of tailings disposal, the impact of smothering will be reduced or cease. It is expected that eventually benthos will return to the area of tailings disposal and, as the food source returns, so too will its predators.

Upon completion of tailings disposal activities, most impacts to the environment are expected to cease. There may be the potential for bioaccumulation of metals within the marine ecosystem over time. The potential for bioaccumulation of metals (if any) was not assessed in the environmental plan. The company has initiated a program of monitoring the metal content benthic sediments, sea-grass, fish and shellfish. This monitoring program is expected to provide an early indication of increases in metal content in the upper food chain, and if a significant increase in metal content develops, mitigation strategies and compensation will be considered.

A spill of untreated and undiluted tailings close to the ocean could have a severe environmental impact and significant clean up costs. Due to the sediment load and chemical composition of the pre-diluted tailings and the waste water streams, any uncontrolled spill is likely to pose a threat to the aquatic life in the shallow waters in the area of the spill. The magnitude and extent of the environmental impact of an accidental spill will depend upon the composition of the waste stream and the total volume released. If an accidental spill occurs, the major cost involved would be the clean up of tailings on land or dredging of any tailings which entered the harbor and which would be amenable to clean up. Equipment and materials are likely to be available on site for such a clean up and the major cost would be labor. However, to safeguard against such a hazard the company has adopted Micon’s recommendation of installing secondary containment of the land section of the tailings discharge line.

Liability for seepage, pollution or contamination from a spill of untreated and undiluted tailings should be covered by the third party insurance policy arranged by the company if it is a “sudden, unintended and unexpected happening”; provided, however, that the insured amount under the policy is limited to US$250 million for any one occurrence. See “Insurance” below.

Rehabilitation and Decommissioning

The approval of the environmental plan required the company to undertake rehabilitation on a progressive basis. As with all environmental monitoring reporting requirements, rehabilitation activities are reported to the State on a quarterly basis.

The company has also prepared a conceptual mine closure plan, or CMCP, which details the company’s options with respect to mine closure as well as assigning costs associated with various closure options. These costs will be accrued during the operation of the project to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining. The various closure options identified in the CMCP will be reviewed over a five-year period to address such issues as a final void study of the pit as well as allowing for comprehensive community consultation. This will be developed by the end of 2004. The major areas of concern with regard to rehabilitation at closure are the open pit area, and low-grade ore platform and stockpiles, which may be acid-generating. Closure costs are estimated at approximately US$27 million undiscounted for the various options identified.

Seismic Considerations

Lihir Island is located in a region of moderate seismic activity. However, because regions of intense seismic activity occur approximately 90 and 200 kilometers to the south, a seismic hazard study was undertaken by Dames & Moore commencing in 1987 in co-operation with Kennecott geotechnical staff. This study was updated in February 1992 , and a further review undertaken in 2000 .

To evaluate the seismic environment of Lihir Island, an examination was undertaken of the regional earthquake setting of PNG and the Solomon Islands. A mathematical model was developed to estimate the probability and characteristics of earthquakes at Lihir Island. This model has subsequently been modified and updated to incorporate the more than 1,640 earthquakes of magnitude 5 or greater which have occurred within 200 km of the site since the original 1987 study was completed.

The results of the seismic hazard study were used to develop earthquake design criteria for structural design and earth pressures for retaining wall design, liquefaction assessments, dynamic slope stability and assessment of tsunami threat and extreme ocean water levels. These earthquake design criteria were adopted for design purposes throughout the Lihir operation. The reviewed study (2000) substantially confirms the suitability of the original criteria, and has been adopted as the basis of all ongoing structural design at Lihir.

No seismic events causing significant damage or extended disruption to operations has been experienced to date.

Insurance

Lihir’s previous material damage and business interruption and combined liability insurance policies were replaced effective July 1, 2000 with new coverage obtained under the Rio Tinto Group Risk Management program. Substantial savings in premia and improvements in insured terms were achieved. In addition to these policies, the company has arranged insurance covering marine terminal operator’s liability; charterer’s liability; medical malpractice; employee dishonesty and crime; airport operator liability; and workers compensation liability.

A submission for exemption from the normal onshore placement rules was approved by the Papua New Guinea Insurance Commissioner in July 2000.

While the company has obtained, and pays for, political risk insurance in favor of its lenders covering 100% of the borrowings under the syndicated facility agreement and is required by that agreement to maintain such insurance policies as a condition to, and for the full term of, those borrowings, the company does not receive any benefit from any payments under such policies because in the event of any such payment the insurers will become subrogated to the rights of the banks against the company in respect of that payment. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the company. See “Additional Information – Material Contracts — Financing Agreements”.

Security

Security service contracts were re-tendered and won by Niolam Security and Task Security. The security of the gold room was taken back under direct LMC control. Security provision continue to encompass the mine site, commercial area, camps and housing estate, plant and airport areas.

The company has supported the establishment by the community on Lihir of a Peace and Good Order Committee. This committee has liaised closely with the PNG Police Force. Several initiatives on Community Policing such as education campaigns on illicit drugs, alcohol abuse and domestic violence have been initiated. Police numbers on Lihir have also increased during the year at the request of the Committee. A resident magistrate has also been stationed on Lihir allowing for the hearing of criminal and civil matters without long delays.

Project security provisions encompass the plant, mine site, commercial area, housing estate, camps, hospital, airport and infrastructure. Two joint venture companies, Securimax Islands and Task Security provide fully equipped contract security personnel. These personnel are managed by Lihir Management Company security supervisors, who report to the Occupational Health Safety & Security Superintendent.

A police station and cell block were completed and handed over to the Royal PNG Constabulary in late 1997. The company also provides government housing and other support to the Lihir police contingent. External police support can be mobilised from Kavieng or Rabaul if and when required. A reserve police force consisting of volunteers has also been established on Lihir Island, under the control of the local Royal PNG Constabulary on Lihir Island, providing further assistance as and when required.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Introduction

This section provides an analysis of Lihir’s business and compares its 2002 financial results with those of the previous two years. It should be read in conjunction with the audited consolidated financial statements and related notes at Item 18 of this report.

The basis of preparation of the financial statements is set out in Note 1 of the financial statements. These accounting policies vary in certain important respects from the accounting principles generally accepted in the United States (US GAAP). The material differences affecting the profit and loss account and shareholders’ equity between generally accepted accounting principles followed by Lihir and those generally accepted in the US are summarized in Note 29 of the financial statements.

Critical Accounting Policies

The preparation of Lihir’s financial statements in accordance with generally accepted accounting principles, is based on management estimates and assumptions, which may have a material impact on the carrying values of assets and liabilities recorded and their impact on the income statement. Some of the more significant issues requiring the use of management estimates and assumptions include estimates of proven and probable ore reserves, rate of gold recovery, future gold price assumptions and environmental, reclamation and closure costs. Such estimates and assumptions will have an impact on:

•	carrying value of Lihir’s non-current assets (IAS 36 “Impairment of Assets” and IAS 4 “Depreciation Accounting”)

Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Group in relation to areas of interest in which mining of a mineral resource has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs is provided for using the units-of-production method, separate calculations being made for each mineral resource. The units-of-production basis results in an amortisation charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively in the period of change and future periods.

Mine buildings, plant and equipment:

The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The total net carrying values of mine building, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Remaining mine life

In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

Impairment of assets

Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Value in use for individual assets is calculated by discounting future cash flows using a risk adjusted pre-tax discount rate.

•	non-current liabilities (IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”)

Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on current costs to be required to settle present obligations, discounted using a pre-tax risk-free interest rate of 2.5%. Estimates of future costs are reassessed annually.

A corresponding asset, which represents future economic benefits, is raised and subsequently amortised using the units of production method.

The Company’s restoration, rehabilitation and environmental expenditure policy identifies the environmental, social and engineering issues to be considered and the procedures to be followed when providing for costs associated with the site closure. Site rehabilitation and closure involves the dismantling and demolition of infrastructure not intended for subsequent community use, the removal of residual materials and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account.

•	inventory valuation (IAS 2 “Inventories”)

Inventories

Inventories of ore and metal are physically measured or estimated and valued at the lower of cost and net realisable value.

Cost comprises direct material, direct labour and transportation expenditure in getting such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced. Net realisable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realisable value.

•	deferred tax position (IAS 12 “Income Taxes”)

Income tax

Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

•	Derivative financial instruments (IAS 39 “Financial Instruments: Recognition and Measurement”)

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently remeasured at their fair values. On the date a derivative contract is entered into, the Group designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.

Changes in the fair value of derivatives that are designated against future production, qualify as cash flow hedges and are deemed highly effective, are recognised in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods during which the hedged gold sales affect the income statement.

Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the income statement. However, if the committed or forecasted production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement.

Although management reviews key estimates and assumptions on an ongoing basis, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Gold reserve estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Estimates that are valid estimates when made may change significantly when new information becomes available. Such estimates are necessarily imprecise and depend to some extent on statistical inferences, which may prove unreliable.

The following sections provide an overview of Lihir’s results, financial results of operations, impairment provisions, foreign currency fluctuations and the impact of recently issued accounting standards. For discussion on Lihir’s reserves see “Information on the Company – Property, Plant and Equipment – Reserves Estimates”.

Overview

Lihir made a profit from ordinary activities before tax of US$70 million compared with a profit of US$43 million and a loss of US$99 million in 2001 and 2000 respectively. Excluding the impairment of mine properties and deferred mining costs as noted below, Lihir’s before tax profit would have been US$32 million compared with US$43 million and US$22 million in 2001 and 2000 respectively. The 2000 impairment loss of US$99 million against mine properties and deferred mining costs (under IAS 36) was based on a gold price assumption of US$300 per ounce and a real discount rate of 6%. The subsequent reversal in 2003 of US$38m was based on a gold price assumption of US$305 per ounce and a real discount rate of 7%. These transactions were non-cash in nature.

	US$ millions

	2002	2001	2000

Sales revenue	213	233	227

Profit / (loss) from ordinary activities before taxation	70	43	(99)
Impairment of mine properties and deferred mining costs	(38)	—	121

Earnings before impairment	32	43	22

Earnings Before Impairment is profit from ordinary activities before taxation, less impairments of mining properties and deferred mining costs recognised. We believe that Earnings Before Impairments provides a meaningful comparative measure of earnings that many financial analysts and investors find useful in making comparisons between reporting periods. It is not to be confused as an alternative to earnings as determined under US GAAP or International Accounting Standards.

Financial Results of Operations

Sales

Lihir’s revenues are determined primarily by the amount of gold it produces and the prices it is able to realize upon sale of the gold. The company’s realized gold prices are determined primarily by the market price for gold and the terms of any hedging transactions into which it enters.

		2002	2001	2000

Gold sales	Ounces 000	593	648	612
Average gold price realized*	US$/ounce	356	355	379

*	Excluding the revaluation of financial instruments

Gold Prices - There are many producers of gold worldwide and gold bullion can be readily sold in numerous markets throughout the world. It is not difficult to ascertain a market price for gold at any particular time. The company’s revenues are significantly influenced by the world market price for gold.

Historically, gold prices have fluctuated widely. In 2002 the company’s realized price per ounce was US$356 per ounce compared to US$355 and US$379 per ounce in 2001 and 2000 respectively. Gold prices are affected by numerous industry and macro-economic factors beyond the company’s control, including sales by central banks, the worldwide forces of supply and demand, inflation, currency and interest rates and political and economic conditions. Gold prices are also affected by worldwide gold production levels, which have increased in recent years. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. See “Key Information — Risk Factors”.

The decline in the gold price since 1997 was reported to be for reasons that include declining inflation in many countries worldwide. Further, in recent years the central banks of several countries and multilateral organizations such as the European Monetary Institute and the International Monetary Fund have sold portions of gold held by them as reserves and may sell additional amounts of gold in the future, which could result in further declines in the market price of gold.

In 2002 the gold price rose above $300 per ounce, reaching a high of $US382 per ounce in February 2003. This was attributed to various factors, including rising tensions in the Middle East, global economic uncertainty and a falling US$. Since reaching a high of US$382 / oz, the gold price has since declined to levels around US$ 360 / oz at 31 May 2003.

If the market price of gold falls below Lihir’s production costs and remains at such a level for any sustained period, the company may experience losses and determine that it is not economically feasible to continue commercial production with respect to some or all of its mining activities or to continue development of the Lihir operation. The company will also have to assess the economic impact of any sustained changes in gold prices on recoverability and, therefore, cut-off grades and the level of its reserves, and the carrying value of assets.

Hedging - The company seeks to mitigate gold price risk, in part, through hedging strategies. The policy of the company is to seek where appropriate to protect operating costs and debt servicing through hedging activities. This may include periodic purchases or sales of put or call options, spot deferred sales, and forward sales covering a portion of its gold production at fixed future prices. The company intends to regularly evaluate the portion of its production that will be hedged. The company will not engage in speculative transactions and does not intend to trade hedged positions.

The average realized prices in 2002, 2001 and 2000 represented premiums of 8%, 33%, and 36%respectively over spot prices. These premiums contributed USS$30 million, US$58 million and US$53 million to pre-tax profits in these years.

		2002	2001	2000

Average gold price realized	US$/ounce	356	355	379
Spot price	US$/ounce	310	271	279
Hedging premium	%	8	33	36

Following the adoption of IAS39 in 2001, gains and losses arising from the early closure of hedge structures prior to 2001 were transferred to equity, to be recycled to income when the underlying transaction, against which the hedges were initially designated, take place. In 2002, following an increase in the gold price to above US$300 / ounce, approval was sought and obtained from the syndicate lenders to vary the minimum hedge requirements under the syndicated loan facility, enabling the hedgebook to be restructured to provide shareholders with additional exposure to the spot price. This was achieved through the deferral and re-designation of existing hedge positions against longer dated production.

The net amount of gains losses, arising from early closure and redesignation of hedge structures, retained in equity at 31 December 2002 was a loss of US$11.4 million, following the recycling of gains totaling US$15.2 million and US$32.1 million into income during 2002 and 2001 respectively. Based on a Hedgebook valuation of negative US$ 65.8 million as at December 31 2002, a further US$58.0M of losses remain in equity to be recycled into income when the underlying transactions, against which the hedges are designated, take place. As at 31 December 2002, future underlying transactions are scheduled to take place in the following years:

Year	Deferred hedging Costs	Residual Other Comprehensive	Total OCI to recycled to
	/ (Gains)	Income	income
	US$ millions	US$ millions	US$ millions
2003	3.4	4.7	8.1
2004	6.3	4.6	10.9
2005	4.2	5.1	9.3
2006	5.8	8.2	14.0
2007	(0.4)	15.2	14.8
2008	(6.0)	13.3	7.3
2009	(1.6)	6.4	4.8
2010	(0.3)	0.5	0.2

Total	11.4	58.0	69.4

In order to prevent a fall in gold prices from affecting the company’s ability to make loan payments, the syndicated facility agreement requires that Lihir hedge a portion of its anticipated gold production. The syndicated financing facility agreement signed in November 2000 stipulated minimum levels of hedging in each of the years 2001, 2002, 2003, 2004 and 2005, of 505,500, 480,025, 380,000 260,000 and 140,000 ounces, respectively. As part of the hedgebook restructure in 2002, approval was sought and obtained from the Facility Agent to vary the minimum hedging requirements, so as to provide shareholders with greater exposure to the spot price of gold in the near term. The revised hedgebook profile is reflected in the tabulation at Note 24 to the financial statements. The maximum level stipulated in the syndicated facility agreement is 80% of proven and probable reserves. See Item 11 – “Quantitative and Qualitative Disclosure about Market Risk” and Note 24 to the Financial Statements for more details.

The intended effect of any future hedging transactions will be to lock in a minimum sales price at the time of the transactions, thereby reducing the impact on the company of a future fall in gold prices. However, no assurances can be given as to whether, when or at what prices or cost the company will be able to enter into hedging transactions. It should also be noted that the effect of some hedging transactions will be to eliminate or limit to some extent revenues the company would otherwise receive as a result of rises in the price of gold. A forward sale, for example, would mean Lihir would not realize any additional revenues above the gold price specified in the contract. Other hedging techniques can be used to enable Lihir to share in some portion of rises in gold prices. The company’s profitability could be adversely affected if for any reason its production of gold is unexpectedly interrupted and as a result it is unable to produce sufficient gold to cover any forward sales commitments it may have made.

Production and Operating Costs

The following table sets down the gold production, average annual cash production and cash operating costs during 2002, 2001 and 2000.

	2002	2001	2000
Ore Processed (Tonnes’000)	3,828	3,619	3,414
Gold Produced (Ounces)	607,088	647,942	606,310
Operating Expenses (US$ millions) Mining expenses	72,966	65,724	58,850
Processing costs	30,446	31,842	32,272
Power generation costs	24,103	24,450	23,247
General and administrative costs	31,300	21,409	24,062
Refining, royalty and management fees	7,933	7,961	8,315
Costs deferred and transferred to inventories	(19,556)	(3,080)	(6,583)

	147,192	148,306	140,163

Refining	556	604	540
Royalties	3,975	4,016	4,648
Management Fee	3,402	3,341	3,127

Refining, royalty and management fees	7,933	7,961	8,315

Cash Production Costs	2002	2001	2000
(US$ per tonne of ore processed) Mining	19.1	18.2	17.2
Processing	8.0	8.8	9.4
Power generation	6.3	6.8	6.8
General and Administrative	8.2	5.9	7.0

Total	41.6	39.7	40.6

Lihir processed 3,828 kt of sulphide ore during 2002, producing 607,088 ounces gold in bullion. Several significant production reliability issues were overcome during the year, including an autoclave baffle wall failure and failed lining of the tailings de-aeration tank. Mine grade was in line with expectations and gold recovery decreased in line with increased throughput rates.

Autoclave performance improved in the latter half of the year, with all feed pumps generally operating at maximum speed. Improved planning, equipment and work practices meant that the Company was able to further extend the time between scheduled autoclave maintenance shutdowns to 11 months. During these shutdowns, autoclave linings were inspected and found to be in excellent condition.

The pebble crushing circuit was successfully completed and commissioned without incident. The circuit is designed to increase the throughput capacity of the grinding circuit. Further de-bottlenecking initiatives are now in progress, designed to fully utilize installed autoclave and oxygen production capacity. These include:

•	raising the throughput capacity of the autoclave feed pumping system by the installation of additional pumps; and

•	increasing the capacity/efficiency of the carbon in leach circuit.

In April 2000 the mining contract with Thiess-Roche Joint Venture was terminated and Lihir assumed mining operations itself. Changes in the mining operation since the transfer include an increased flexibility in mine planning, better utilisation of available resources and a reduction in mine management personnel.

Mine production rates fluctuate between 35 million tonnes per annum to 45 million tonnes per annum. Production at these rates was previously prohibitive because of the higher cost of contract mining. This rate allows flexibility in the ore cut-off grade and brings forward the development of future high-grade zones.

In 2002 mining was predominantly from Phase 3 and Phase 4 of the Minifie ore body. Production of ore from the high grade Phase 5 in the Lienetz ore body is scheduled to start in late 2004 or early 2005.

Material moved during the year is shown in the table below.

	2002		2001		2000
	K tonnes	g Au/t	K tonnes	g Au/t	K tonnes	g Au/t
High-Grade Sulphide Ore	4,985	5.20	3,225	6.29	2,981	7.06
Low-Grade Sulphide Ore	4,305	2.31	4,626	2.59	3,682	2.89
Oxide Ore	—	—	—	—	187	2.32
Total Ore	9,290	3.86	7,851	4.11	6,850	4.69
Total Waste	30,723		24,082		29,505
Total Material	40,013		31,933		36,355

Based on the new reserve estimates and current preliminary mine plan estimates, production is expected to be approximately 610,000 ounces in 2003, greater than 650,000 in the years 2004-2008, approximately 600,000 ounces per year through to and including 2013, greater than 500,000 ounces through to 2016 and approximately 350,000 ounces per year through the end of mining and stockpile rehandle period out to and including 2035.

Mining Expenses – Mining expenses were US$ 73.0 million in 2002 compared with US$65.7 million in 2001, US$58.9 million in 2000 and US$ 70.7 million in 1999. Costs for 2002 were $US7.3 million higher than 2001, resulting from increased maintenance on the mining fleet and waste barges. The major elements of total mining costs during the open pit mining phase are hauling, loading, blasting and dewatering. These elements combined account for an average of approximately 70% of total direct mining costs.

During the 2002 Mining Period, mining expenses are allocated between the direct process ore and the stockpile ore on the basis of the amount of contained gold and only the expenses attributable to direct process ore will be expensed. Mining expenses attributable to the stockpiled ore will be expensed when the ore is processed and sold during the Stockpile Processing Period after open pit mining ceases. This however is dependent on net realizable value tests. Inventory is valued at the lower of cost and net realizable value. As at December 31, 2002 non-current stockpiles were fully provided against, based on their net realizable values. Because of the lower grades that will be processed during the Stockpile Processing Period, unit cash operating costs will be significantly higher during this period compared to the Mining Period.

Direct expenditure on mining is brought to account for each phase of the mine’s development based on the estimated ratio of waste to ore for that phase. During the Mining Period the actual ratio of waste to ore removed for each phase varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to the deferred mining cost account. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to each mining phase, and not over the entire life of the mine.

Processing Costs - Processing costs fell to US$30.4 million in 2002 from US$31.8 million in 2001, US$32.3 million in 2000 and US$37.6 million in 1999 following further cost efficiencies in processing operations.

Power Generation Costs — Power generation costs were US$24.1 million in 2002 compared to US$24.5 million in 2001, US$23.3 million in 2000 and US$13.6 million in 1999. In 2002 higher maintenance costs were offset by lower Heavy Fuel Oil consumption.

General and Administrative Expenses – General and administrative costs were $US$ 31.3 million in 2002 compared to US$21.4 million in 2001, US$24.1 million in 2000 and US$32.4 million in 1999. Apart from an increase in insurance premiums of $US2 million and increased travel costs following the standardization of fly-in fly-out rosters, the primary reason for the increase in costs for 2002 relates to the de-recognition of liabilities of US$7 million, resulting from a review of creditor balances in 2001.

Royalty, Refining and Management Fees - These totaled US$7.9 million, US$8.0 million, and US$8.3 million in each of the years 2002, 2001 and 2000 respectively.

Mining royalties payable to the PNG Government are 2% of either the FOB value of the minerals, if they are exported without smelting or refining in PNG, or of the net smelter returns from the minerals, if they are smelted or refined in PNG. Net smelter returns is defined to mean the value of the smelted or refined product (e.g., doré gold) less the costs, charges and expenses incurred in connection with the smelting or refining process.

Lihir Management Company’s monthly fee for managing the Lihir operation is the greater of US$250,000 or 1.5% of the average monthly operating costs in the previous three-month period, subject to an inflation adjustment. See “Additional Information – Material Contracts – Lihir Management” for a description of the management agreement between Lihir and Lihir Management Company.

The agreement with Rothschild Australia Pty Ltd and Metals Refining Operations Limited in relation to the refining of its gold doré production expired in 2002. Currently, gold refining is being carried out under a short-term arrangement with AGR Mathey. The refining fee is derived from four components:

•	Pricing charge — A$0.40 per gross doré ounce.

•	Transport from the mine to Port Moresby including transit insurance - a sliding scale according to quantity and ranging from A$0.20 to A$0.48 per gross troy ounce.

•	Transport from Port Moresby to Perth including transit insurance — a sliding scale according to quantity and ranging from A$0.425 to A$0.60 per gross troy ounce.

•	Location London swap charges – US$0.25 per fine gold ounce outturn.

A longer-term arrangement is currently under negotiation with AGR Mathey.

Gross Cash Costs and Total Cash Costs – These are set down in the table below prepared in accordance with the Gold Institute Standard:

		2002	2001	2000
Gross cash cost	US$/ounce	245	216	240
- deferred mining costs	US$/ounce	(6)	(4)	26
- low grade stockpile adjustment	US$/ounce	—	—	(13)
- inventory adjustment	US$/ounce	(12)	9	(13)
- corporate expenses	US$/ounce	—	—	(4)

Total cash cost	US$/ounce	227	221	236

Gross cash costs per ounce were substantially higher in 2002 resulting from lower production, coupled with increased mine maintenance and general and administrative costs. The large inventory adjustment in 2002 related to gold in transit at yearend.

Other Charges

Depreciation and Amortization – The depreciation charge for 2002 amounted to US$27 million compared to US$32 million in 2001, and US$35 million in 2000. The reduction from 2001 to 2002 was attributable to an increase in reserves and a reduction in the depreciable base due to the impairment in 2000.

Capitalized development costs for mine properties are amortized using the units-of-production method. The units-of-production method results in an amortization charge proportional to the depletion of estimated proven and probable ore reserves. Amortization of the mine properties accounts for the vast majority of total depreciation and amortization charges.

The cost of buildings, machinery and equipment is written off over the expected economic life of the item, adopting a method that reflects the consumption of economic benefits. This may be based on the units-of-use method or a fixed percentage over time.

Interest Expense – Net finance costs amounted to US$3 million in 2002 compared with US$4.0 million in 2001, andUS$14 million in 2000. The reduction in interest expense for 2002 reflected lower US interest rates and scheduled principal payments under the EIB facility. Overall, the lower interest expense since 1999 is attributable to the US$115 million pre-payment under the syndicated facility agreement in November 1999, a prepayment of US$25 million in May 2001 and scheduled principal repayments under the EIB facility.

Lihir’s interest expense consisted of interest payable in respect of borrowings under the syndicated facility agreement and the EIB facility. In addition, premiums paid by the company in respect of certain political risk insurance policies entered into for the benefit of the banks under the syndicated facility agreement are included in interest expense. The aggregate political risk insurance premiums are expected to average approximately 1.0% per annum on the outstanding principal amount borrowed under the syndicated facility agreement (compared with 2.9% under the previous loan agreement).

Interest expense reflects the amount drawn down under the syndicated facility agreement at any point in time and the prevailing rate of interest. The interest rate under the syndicated facility agreement is a floating rate of LIBOR plus 1.9% per annum (compared with 1.875% under the previous loan agreement).

Tax Expense — While the general rate of taxation for resident PNG corporations is 25% of taxable income, taxable income derived by such corporations from Special Mining Lease operations is subject to tax at the higher rate of 30% since 2001 (35% for 2000, 1999 and 1998). The company is currently subject to this 30% tax in respect of income derived from the Lihir operation. In the case of a Special Mining Lease, mining income derived from the lease is assessed as if it were the only income of the holder of the lease and deductions are generally only available for expenditures attributable to the project to which the lease relates. The company has been given approval to prepare its tax returns in US dollars.

In previous years the company was eligible to accelerate its tax depreciation and amortisation. These accelerated depreciation and amortization deductions eliminated the company’s taxable income during the early years of gold production from the Lihir operation. Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences are set aside to deferred tax liability and deferred tax asset accounts at current rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised. At the end of 2002 Lihir elected not to recognise US$138 million of deferred tax assets (2001: US$117 million and 2000: US$146 million) on the grounds that, at present gold prices, the period over which the benefit is likely to be realized extends too far into the future for realization to be regarded as probable.

In the Budget for Papua New Guinea, passed at the end of 1998, the PNG Government introduced an interest withholding tax at a rate of 15% effective January 1, 1999, which would apply to the interest payments under the company’s old loan agreement. The provisions of that loan agreement required the company to meet the obligation of any such withholding tax. The company made submissions to the PNG Government and the taxation task force for the abolition of the interest withholding tax. The interest withholding tax was repealed from legislation on September 1, 1999.

A 4% mining levy imposed in the 1998 budget was also amended during 1999 following considerable lobbying by industry groups. The 45 mining levy was replaced by a more revenue neutral structure, designed to ensure that the government did not lose revenue as a result of the introduction of a Value Added Tax (VAT) system in 1999. Essentially the mining levy seeks to impose an additional charge on purchases by the company to compensate for the revenue forgone by the Government on reducing various import duties on the introduction of the VAT system. The terms of this arrangement were negotiated between the government and industry groups. In the 2001 annual budget the PNG Government announced that the mining levy would be phased out over 4 years from 1 January 2002. This decision was repealed in the 2003 budget and the levy was left at 75% of the original rate introduced. Industry groups are at present lobbying for the phasing out of the levy.

During 2001 the dividend withholding tax was reduced from 15% to 10%.

At December 31 2002 the group had a net deferred tax position of US$ nil (2001: US$ nil and 2000: US$ nil), a current period tax expense of US$16.4 million (2001: US$16.4 million tax benefit and 2000: US$ nil) included in the income statement and a tax benefit of US$ 16.4 million (2001: US$16.4 million tax charge and 2000: US$ nil) included in equity. At that date the group also had unrecognised tax losses of US$111.3 million (2001: US$89.4 million and 2000: US$ nil) and net deductible temporary differences of US$349.8 million (2001: US$300.4 million and 2000: US$486.8 million). The tax losses can be carried forward for a period not exceeding 20 years.

Deferred tax assets have not been recognised beyond deferred tax liabilities because the group does not consider the realisation of the tax benefits through future taxable profits as probable, which implies a high level of likelihood. The recognition of deferred tax assets to the extent of deferred tax liabilities is required under IAS 12, as they relate to income taxes levied by the same taxation authority and the taxable temporary differences are expected to reverse in the same period as the deductible temporary differences.

In accordance with IAS 12 a Deferred Tax Asset of US$16.4million was recognised, being to the extent of the Deferred Tax Liability, on the 31 December 2001. This arose as a consequence of the valuation of the effective portion of the hedgebook being US$54.8M in-the-money. With the effective portion of the hedgebook valuation being US73.0 million out-of-the-money at 31 December 2002, the Deferred Tax Liability was effectively eliminated.

As Lihir does not consider the realisation of its tax benefits as probable, no Deferred Tax Asset has been recognised. On the same basis, the Deferred Tax Asset previously raised on the 31 December 2001 was removed from the Balance Sheet, giving rise to a tax charge of US$16.4 million. This tax charge is non-cash and offsets the non-cash tax benefit of US$16.4 million recognised in the prior year.

Impairment Provisions

Continued weakness in prevailing prices and the outlook for the gold market prompted a downward revision in Lihir’s long-term gold price assumption as at December 31, 1999 from US$350/oz to US$325/oz. Lihir restated its 1999 financial accounts to record a US$237 million impairment provision in compliance with International Accounting Standard IAS 36.

Lihir responded to the deteriorating outlook for gold by further reducing its long-term gold price assumption from US$325 to US$300/oz as at December 31, 2000. The resulting impairment provision was US$121 million, which was reflected in Lihir’s 2000 accounts. Together with the US$237 million provision taken in its re-stated 1999 accounts, Lihir has made a cumulative non-cash impairment charge of US$358 million.

In 2001, after applying the same principles as in 2000, no impairment was required to be recognized at the gold price used in the reserves statement of $US300, or at the lower sensitivity price of $US280.

In 2002, after applying the same principles as the previous years and revisiting critical assumptions, including life of mine, remaining reserves, a long term gold price assumption of $US305 (2001: US$280) and a pre-tax real discount rate of 7.0% (2001: 6%), an impairment reversal to the value of $US37.9M was required in accordance with IAS 36.

Foreign Currency Fluctuations

The company’s functional currency is the US dollar and accordingly its IAS Financial Statements are prepared in US dollars. Virtually all of the company’s revenues are received in US dollars and a substantial portion of its operating expenses are denominated in US dollars. However, a portion of the company’s total expenditures, principally expenses relating to expatriate salaries, benefits, consultants, grinding materials, and explosives are denominated in Australian dollars and certain of its expenses are denominated in Kina. Accordingly, a depreciation of the US dollar against the Australian dollar or Kina would adversely affect the company’s financial results. In addition, the company is subject to certain PNG requirements regarding the maintenance of cash reserves in PNG in a Kina-denominated account. See “Additional Information – Exchange Controls”.

Recently Issued US Financial Accounting Standards

The Financial Accounting Standards Board (“FASB”) has issued certain Statements of Financial Accounting Standards (“FAS”), which are not effective with respect to the fiscal years presented in the consolidated financial statements.

The Group does not expect any impact from the adoption of FASB Interpretation No. 45: “Indemnification Clauses in Business Transactions” or FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”.

In August 2001, the FASB issued FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement supersedes FAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30. This Statement will require one accounting model be used for long-lived assets to be held and used or disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. This Statement was adopted by the company on January 1, 2002, and there was no impact on adoption.

In June 2001, FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations.” With the adoption of this Statement, retirement obligations will be recognized when they are incurred and displayed as liabilities and the initial measurement will be at fair value. In addition, the asset retirement cost will be capitalized as part of the asset’s carrying value and subsequently allocated to expense over the asset’s useful life. This Statement is required to be adopted by the company on January 1, 2003. Lihir is anticipates that the implementation of this standard will be similar to the current treatment of restoration provisions in terms of IAS 37 Provisions.

In addition, in June 2001, FASB issued FAS No. 141, “Business Combinations” and FAS No. 142, “Goodwill and Other Intangible Assets.” With the adoption of FAS Nos. 141 and 142, business combinations initiated after June 30, 2001, will be required to be accounted for using the purchase method, and goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40 year ceiling. FAS No. 142 is required to be adopted by the company on January 1, 2002. These statements were adopted by the company on January 1, 2002, and there was no impact on adoption.

Recently Issued IFRS Standards

There are expected to be numerous changes in International Financial Reporting Standards (IFRS) during 2003 but only a few new or revised standards and interpretations are applicable for the first time to December 31 2002 year ends. None of these standards have a material affect on Lihir’s December 31 2002 financial statements.

The International Accounting Standards Board (IASB) are currently working on a number of improvement projects to existing IFRS as well as a short-term convergence project between IFRS and US GAAP. The aims of the improvements project was to raise the quality and consistency of financial reporting by drawing on best practice from around the world and removing options in international standards. The Improvements project is a first step by the IASB to promote convergence on high quality solutions in its objective to establish a globally accepted set of accounting standards. As Lihir’s financial statements are prepared in accordance with IFRS, its financial statements in future periods may be affected by these impending changes. Specific projects which might be relevant to Lihir’s financial statements in future periods if they are adopted include:

•	Short-term convergence project. The objective of this project is to reduce differences between IFRS and US GAAP. The project is a joint project with the FASB. Key areas being considered include considering convergence of FAS 128 Earnings per Share to converge with IAS 33, amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets, improvements to IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement and others. As this project is still in progress, other than the minimization of GAAP differences, the nature of any impact to Lihir is still indeterminate at the date of this report.

•	Revenue recognition. The primary objective of this project is to develop a comprehensive set of principles for revenue recognition that will eliminate the inconsistencies in the existing authoritative literature and accepted practices. For its part, the IASB’S plan is that the project will lead to a revision of the IASB Framework and IAS 18, for which it expects to publish exposure drafts in 2004.

•	Financial Instruments. The objective of the proposed amendments is to improve the existing requirements in IAS 32 and IAS 39. These amendments deal with issues identified by audit firms, national standard-setters, regulators and others, and issues identified in the IAS 39 implementation guidance process or by IASB staff. The IASB does not intend to reconsider at this time the fundamental approach to the accounting for financial instruments established by IAS 32 and IAS 39.

B. Liquidity and Capital Resources

As at December 31, 1998 Lihir’s net debt stood at US$235.8 million. A major objective for 1999 and 2000 was to reduce Lihir’s debt and restructure its main loan facility with a 26 bank syndicate. In October 1999 the company raised US$131 million through the placement of 141,287,000 ordinary shares at A$1.45 per share. This enabled Lihir to make a prepayment of US$115 million in November 1999 under the main loan facility, thereby reducing the balance to US$127 million. Shares sold in the October 7, 1999 private placement in the United States were deposited into a new restricted ADR facility for which the Bank of New York acts as depositary.

Effective February 2, 2000 Lihir agreed to merge with Niugini Mining by issuing further Lihir shares to Niugini shareholders to acquire US$54 million of cash at the same price as the placement. The merger, by scheme of arrangement, was approved by Lihir’s shareholders in a special meeting in December 1999, by Niugini Mining shareholders in January 2000 and by the Papua New Guinea National Court on February 1, 2000. The cash available from the merger was used to purchase the mining fleet and equipment from the mining contractor for US$42.3 million and pay the US$7.7 million termination fee payable for early termination of the mining contract.

The main loan facility was terminated by agreement on November 22, 2000 and replaced by a new syndicated facility agreement. The new loan is in the form of a US$50 million revolving credit facility arranged and underwritten by ABN-AMRO Australia Limited. Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited are participating with ABN-AMRO Australia Limited as financiers of the structure.

The new US$50 million loan, together with US$43 million cash generated by the restructure of Lihir’s hedge book in November 2000, was used to repay the residual balance of US$90 million on the previous main loan facility. The overall interest rate spread reduced from 4.8% over LIBOR under the old facility to 2.9% over LIBOR under the new US$50 million facility. The new loan extends to June 2005 (instead of June 2003 under the previous facility) and is expected to carry Lihir through the period prior to accessing the Lienetz deposit in 2004.

The facility limit reduces in increments as follows:

•	June 30, 2003	US$10 million
•	June 30, 2004	US$10 million
•	June 30, 2005	US$30 million

The US$43 million cash release was achieved by novating 458,035 ounces of Lihir’s main loan structured hedges to ABN-AMRO such that the average strike price was reduced from US$471 per ounce to US$368 per ounce. Simultaneously the opportunity was taken to reduce the balance on Lihir’s subordinated financing from the EIB from US$34 million to US$25 million. In 2001 debt was further reduced by US28.4 million, being a prepayment of US$25.0 million on the new revolving credit facility and scheduled payments of US$3.4 million on the subordinated financing from EIB.

Measured against the objective of reducing Lihir’s net debt of US$235.8 million prevailing at December 31, 1998, substantial progress has been made over the last three financial years:

	Net debt as at December 31

		US$ thousands
	2002	2001	2000
EIB facility	(17,549)	(21,324)	(23,918)
Loan agreement	—	—	—
Syndicated facility agreement	(23,009)	(23,009)	(48,854)
Bank overdraft	(1,297)	—	—
Less cash on hand	33,817	37,915	40,823

Net debt	(8,038)	(6,418)	(31,949)

Equity	(426,410)	(496,248)	(383,456)
Net debt to debt plus equity	2%	1%	8%

Gearing (net debt as a percentage of net debt plus equity) increased to 2% as at December 31, 2002.

Based on present trends, surplus cash will be generated for transfer to the unsecured distribution account over the next several years. While Lihir currently believes that it has or will have access to resources sufficient to finance its operations, the adequacy of the company’s financial resources will depend upon its ability to generate sufficient revenues from gold production and to keep its costs and other expenditures within its current estimates. Lihir believes that working capital is sufficient for its present requirements.

Under the syndicated facility agreement, if at calculation dates of December 31 and June 30 each year, the debt service cover ratio for the next 12 months is greater than 1.25 and the life of mine debt service cover ratio is greater than 2.5, Lihir has the right to withdraw cash in excess of a US$15 million minimum liquidity balance from the secured accounts.

Accordingly, based on the cover ratio tests performed for December 31, 2002, Lihir may at any time prior to the next calculation date (June 30, 2003) withdraw from the secured accounts an amount equal to the cash on hand of US$33.8 million plus undrawn borrowings of US$27.0 million on the syndicated facility agreement, less the US$15 million reserve, for its own purposes (including a payment into a nominated distribution account which falls outside the secured assets).

The resulting amount of US$45.8 million constitutes a known cash reserve with which Lihir can accommodate fluctuations in cash flows and can finance future capital expenditure requirements.

The profile of Lihir’s obligations to external parties is shown below:

	US$ thousands

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long term debt	40,558	3,510	3,510	26,519	7,019
Capital lease obligations	0
Operating leases	2,512	1,806	706
Purchase Obligations	20,595	20,595	0	0	0
Management Fee Obligation	68,527	3,856	6,898	6,898	50,874
Total	132,192	29,767	11,114	33,417	57,893

At December 31, 2002 Lihir’s capital expenditure commitments totaled US$10.5 million (2001: US$6.9 million and 2000 US$13.5 million).

Additional points to note with regards to liquidity are that the company does not engage in off-balance sheet financing structures. Furthermore the company is not aware of any information issued by ratings agencies that would influence the company’s ability to raise funds as, and when, required.

For a more complete description of the syndicated facility agreement, the EIB Facility and certain related agreements, see “Additional Information — Material Contracts — Financing Agreements”. For discussion on hedging policy, see “Quantitative and Qualitative Disclosure About Market Risk”.

C. Research and Development, Patents and Licenses, etc

Lihir does not have a significant research and development program.

D. Trend Information

Production

Lihir officially commenced production in October 1997, three months ahead of schedule. It produced its millionth ounce of gold in July 1999, still about three months ahead of the schedule anticipated in 1995 and described in its initial public offering prospectus. Similarly it produced its two millionth ounce in January 2001, about two months ahead of prospectus schedule. Lihir believes that the potential exists to increase the rate of gold production from the Lihir operation at certain gold price assumptions.

As specified under the Mining Development Contract, Lihir has commenced a pre-feasibility study that, if warranted, will lead to a full feasibility study into the possibility of expanding the project beyond the existing capacity to a throughput of at least 13,000 tonnes per day. After consulting with the PNG Government about the terms of the expansion plan, Lihir is free to choose whether or not to pursue the expansion. At the date of this report this pre-feasibility study had not been completed.

In the absence of the results of the feasibility studies, the company believes that production increases are more likely to be implemented gradually over time through a number of smaller steps, ranging from maximizing the throughput capability of the initial processing plant equipment to the addition of extra equipment to discrete parts of the processing operation. The focus through to the end of 1998 was on optimization of installed capacity, primarily through the provision of additional oxygen capacity by the installation of the Praxair oxygen plant. After losing considerable production during work on the autoclaves in the first half of 1999, priority was given to improving process plant reliability and, in particular, to finding a robust technical solution to the autoclave lining damage problem. Recent inspections of the autoclaves during scheduled shutdowns confirmed that the new brick linings, installed in the three autoclaves during 1999 and the first half of 2000, are in excellent condition.

It was always recognised that sulfur grades in Minifie would decline. Sulfur is required above a threshold level to ensure efficient operation of the autoclaves. At the end of 1999 a sulfur flotation plant was introduced to increase sulfur grades to the autoclaves and this initiative has worked well. The next step to ameliorate declining grades was to recover heat from the tail end of the autoclaves and recycle it to the feed. This resulted in the heat recovery plant, engineered by Hatch Associates Pty Ltd, of which two vessels were commissioned in the last quarter of 2001 and the final vessel commissioned in the first quarter of 2002. The plant is already performing beyond expectations.

Power demands have increased as a result of a deeper pit and the plant operating consistently at higher levels. A 12th power generator was commissioned during 2001 to relieve this potential constraint. Based on present information, power generation using geothermal steam is a viable option for Lihir. Well testing to determine steam production capacity from the Minifie, Lienetz and Kapit areas were undertaken in 2001, indicating ultimate power generating potential in excess of 30Mw. Based on completed feasibility studies, a 6Mw pilot plant has been approved for construction. Commissioning of the pilot plant was in April 2003.

It is expected that the autoclaves will require re-bricking in 2005. For three autoclaves this represents a substantial loss of availability during this period of time. In 2000, the Board authorised a feasibility study to affirm the viability of installing a fourth autoclave in advance of 2005. This study will also assess the benefit of increasing grinding and flotation capacity so that the use of available oxygen and autoclave capacity can be maximised.

Downward pressure on costs will continue and it is expected that further cost savings will be achieved in 2003. At a time of relatively high fuel oil costs the positive results from studies so far on geothermal power generation are of particular importance. A 6MW plant was commissioned in April 2003 and the Board is due to consider approval of an investment in a further 30MW of capacity in the third quarter of 2003. With Lihir Gold’s high infrastructure and overhead costs, increased output is the most effective means of reducing unit costs. Additional reserves and confidence in the project’s potential has led to the initiation of a pre-feasibility study into expanding production capacity.

E Events Subsequent to Signing of the Financial Statements

The Board of Directors announced at Lihir’s Annual General Meeting on April 29 2003 that a dividend of 2 Australian cents per share would be paid to holders of ordinary shares in the company. The record date, at which time eligibility to receive the dividend will be determined, has been declared as July 1 2003 and the payment date as July 16 2003.

A Heads of Agreement was signed on April 27 2003 between Lihir Gold, the Independent State of Papua New Guinea and representatives of Lihirian landowners which is intended to resolve issues surrounding Lihirian landowners ownership of equity in the company. Although this agreement is not legally binding on any party, it is anticipated that the company will, during the second half of 2003, contribute approximately US$3.5 million to a community grant scheme.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

The current directors of the company as at the date of this annual report are as follows.

Ross Garnaut AO, BA. PhD: Chairman since 1995. Professor of Economics in the Research School of Pacific and Asian studies at the Australian National University; Chairman of Lonely Planet Publications Pty Ltd; Chairman of PNG Sustainable Development Co Ltd; and Director, OK Tedi Mining Ltd; Former Chairman of the Bank of Western Australia Ltd and of the Primary Industry Bank of Australia Ltd.

Neil Swan BE (Hons): Appointed Managing Director of Lihir Gold Ltd and Lihir Management Company in October 2002. Former Chief Operating Officer of Lihir Gold Ltd. General Manager at Rio Tinto Iron Ore; General Manager Operations at Hammersley Iron; and General Manager Business Improvement at CRA.

Geoff Loudon BSc., MSc.: Appointed Director in 1995. Chairman L & M Mining Limited (NZ and Bolivia) and Director Sterilox Technologies Inc (USA). Former Chief Executive and later Chairman of Niugini Mining Limited which discovered the Lihir deposit in joint venture with Kennecott.

John O’Reilly MSc., DIC, BSc.: Alternate director to Jonathan Leslie. Head of Technology for the Rio Tinto Group; Former Chief Executive Officer of Lihir Gold Limited and Director of Lihir Gold and Lihir Management Company Limited. Following his resignation on 1 November 2002, John was reappointed as a Director of Lihir Gold Limited on 1 March 2003.

Anthony Siaguru KBE LLB: Appointed Director in 1997 and Deputy Chairman in 2002. Chairman of the Port Moresby Stock Exchange and consultant with Blake Dawson Waldron Lawyers in Port Moresby; Former Deputy Secretary General of the Commonwealth of Nations.

Peter Cassidy Ph D. BSc.: Appointed Director effective 22 January 2003. Director of Oxiana Resources NL and Sino Gold Limited; Former Director of Aurion Gold and former Chief Executive Office of Goldfields Limited.

Alan Roberts BSc (Hons): Appointed Director in 2000 and Corporate Director in October 2002. Former Chief Executive Officer of Lihir Gold Limited; Managing Director of Lihir Management Company Limited; and President Director of PT Kelian Equatorial Mining in Indonesia. Has held several senior management positions with Rio Tinto. Alan Roberts resigned from the board on 31 March 2003.

Jonathan Leslie MA (Oxon): Appointed Director in 1995. Chief Executive Diamonds and Gold Group at Rio Tinto; Director of Rio Tinto PLC and Rio Tinto Limited. Jonathan Leslie resigned from the board on 7 March 2003.

Marc Soipang: Appointed Director in 1995. Chairman of the Lihir Mining Area Landowners Association and Director of Lakaka Limited, a public company owned by the people of Lihir Island. Marc resigned from the board effective 7 March 2003.

Lihir Management Company

Lihir Management Company manages the Lihir operation for the company pursuant to the management agreement with the company. See “Information on the Company — Business Overview — Management”. The managing director of Lihir Management Company is the chief executive officer of the company and reports directly to the company’s board of directors. As a result of these arrangements, Lihir does not have its own separate management personnel.

Several of the senior management are transferred on a temporary basis from Rio Tinto or its subsidiaries for a specified period of time. The chart below lists the management of Lihir Management Company and the dates they joined Lihir Management Company and the Rio Tinto.

		Year Joined
		Lihir Management	Year Joined Rio
Name	Position with Lihir Management Company	Company	Tinto
Neil Swan	Managing Director	2001	1973

Rod Antal	Manager Corporate, Safety and Investor Relations	1997	1997
Ron Brew	Manager Government Liaison	1990	1990
Phil Welten	Manager Mine Operations	2001	2001
Tim Dobson	Manager Process Plant Operations	2002	2002
Joe Daimol	Manager Business Development	1995	1995
Geoff Day	Manager Community and Environment	1998	1998
Steve Hunt	Manager Mine Technical	1997	1994
Nick Lambeth	General Manager Commercial	1997	1982
Stuart Sankey	Manager Mine Maintenance	2000	2000
John Wallace	Manager Human Resources	2001	2001
Borone Isana	Manager Government Liason	2003	2003

Neil Swan: See “board of directors” above.

Rod Antal: Joined the company in 1997, initially as the Senior Accountant. Former Assistant Financial controller at Porgera Joint Venture and Chartered Accountant at BDO.

Phil Welten: Joined the company in 2001. Former Project Manager at Roche Mining, Operations Manager Pannawonica at Robe River Iron Associates and Mine Manager at WMC.

Tim Dobson: Joined the company in 2002. Former Process Manager at OMG Cawse Nickel Operations, Senior Metallurgist at Placer Dome Asia Pacific and Placer Dome South America.

Ron Brew: Joined the company in 1990. Former Manager Government Liason at Kennecott Explorations and Regional Planning Advisor for the New Guinea Islands Region.

Joe Daimol: Joined the company in 1995, initially as the Business Development Manager; Former Accountant at Andersons Foodland Limited and Financial Controller at Arawa Enterprises Limited.

Geoff Day: Joined the company in 1998. Former Director of Limnos Environmental Consultants, Senior Environmental Chemist at OK Tedi Mining Limited and Environmental Chemist at NSR Environmental Consultants.

Steve Hunt: Joined the company in 1997, initially as Chief Geologist; Former Superintendent Geology and Grade Control at Rio Tinto’s Kelian operations and Chief Geologist at Placer’s Granny Smith operations.

Nick Lambeth: Joined the company in 1996, initially as the Financial Controller. Former Administration Manager at Hamersley Iron and Senior Accountant at Pacific Coal.

Stuart Sankey: Joined the company in 2000. Former Engineering Manager at Queensland Magnesia, Construction Manager at MIMS Lead IsaSmelt and Resident Engineer at Khartoum North Thermal Power Station.

John Wallace: Joined the company in 2002. Former Senior Consultant at John Davidson and Associates, HR Manager at Thiess Roche Lihir Joint Venture and Manager Community and Employee Relations at Gold Ridge Mining.

Barone Isana: Joined the company in 2003 as Manager Government Liason. Has held several senior-level positions within the PNG Government.

No family relationships exist between members of the board or senior management. There were no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Directors’ Remuneration

Directors’ remuneration, including the value of benefits received during the year:

	US$’000

	2002	2001	2000
Garnaut, Ross	83	66	72
Leslie, Jonathan	—	—	—
Loudon, Geoff	19	23	28
Merton, Michael (Retired)	—	—	162
O’Reilly, John	—	—	—
Roberts, Alan	330	300	303
Siaguru, Anthony	17	17	20
Soipang, Mark (Retired)	—	2	2
Swan, Neil	298	—	—

In addition, during the year the Company paid a premium of US$55,000 (2001: 46,000; 2000: US$34,125) for Directors and Officers Liability Insurance.

The schedule below lists the remuneration by band of employees of Lihir Management Company whose remuneration and benefits exceeded PNG K100,000. These bands include the remuneration of the senior management individuals listed in the previous section:

Remuneration and benefit band		Number of Employees

US$	PGK	2002	2001	2000
US$24,000 - $26,400	K100,000 - K110,000	1	—	1
US$26,401 - $28,800	K110,001 - K120,000	—	12	—
US$28,801 - $31,200	K120,001 - K130,000	1	9	2
US$31,201 - $33,600	K130,001 - K140,000	2	4	—
US$33,601 - $36,000	K140,001 - K150,000	2	2	—
US$36,001 - $38,400	K150,001 - K160,000	—	3	—
US$38,401 - $40,800	K160,000 - K170,000	4	2	—
US$40,801 - $43,200	K170,000 - K180,000	2	—	—
US$43,201 - $45,600	K180,000 - K190,000	1	1	1
US$45,601 - $48,000	K190,000 - K200,000	1	—	—
US$48,001 - $50,400	K200,001 - K210,000	3	—	2
US$50,401 - $52,800	K210,001 - K220,000	4	—	2
US$52,801 - $55,200	K220,001 - K230,000	3	—	3
US$55,201 - $57,600	K230,001 - K240,000	1	3	5
US$57,601 - $60,000	K240,001 - K250,000	3	3	2
US$60,001 - $62,400	K250,001 - K260,000	1	3	8
US$62,401 - $64,800	K260,001 - K270,000	—	5	6
US$64,801 - $67,200	K270,001 - K280,000	1	1	5
US$67,201 - $69,600	K280,001 - K290,000	1	3	3
US$69,601 - $72,000	K290,001 - K300,000	—	7	5
US$72,001 - $74,400	K300,001 - K310,000	1	5	4
US$74,401 - $76,800	K310,001 - K320,000	—	7	1
US$76,801 - $79,200	K320,001 - K330,000	—	6	2
US$79,201 - $81,600	K330,001 - K340,000	1	3	2
US$81,601 - $84,000	K340,001 - K350,000	2	2	2
US$84,001 - $86,400	K350,001 - K360,000	4	—	—
US$86,401 - $88,800	K360,001 - K370,000	4	—	—
US$88,801 - $91,200	K370,001 - K380,000	9	—	1
US$91,201 - $93,600	K380,001 - K390,000	10	1	1
US$93,601 - $96,000	K390,001 - K400,000	6	6	—
US$96,001 - $98,400	K400,001 - K410,000	4	1	—
US$98,401 - $100,800	K410,001 - K420,000	7	—	1
US$100,801 - $103,200	K420,001 - K430,000	2	1	—
US$103,601 - $105,600	K430,001 - K440,000	1	—
US$105,601 - $108,000	K440,001 - K450,000	—	1	—
US$108,001 - $110,400	K450,000 - K460,000	1	—	1
US$112,801 - $115,200	K470,001 - K480,000	1	—	—
US$115,201 - $117,600	K480,001 - K490,000	2	1

US$117,601 - $120,000	K490,001 - K500,000	1
US$124,801 - $127,200	K520,001 - K530,000	1	—	—
US$127,201 - $129,600	K530,000 - K540,000	1	—	—
US$136,801 - $139,200	K570,001 - K580,000	—	1	—
US$146,400 - $148,800	K610,001 - K620,000	—	—	1
US$168,000 - $170,400	K700,001 - K710,000	1	—	—

The US$ bands are based on the 2002 PGK exchange rate and will vary for prior periods.

No profit sharing or stock option scheme is operated by Lihir at present.

C. Board Practices

Board of Directors

At the Annual General Meeting of the company held on April 28, 1998, shareholders approved registration of the company under the PNG Companies Act 1997 and the company was registered effective May 15, 1998 with the PNG Companies Act 1997 applying to the company from that date. Prior to that date the company was subject to the provisions of the Companies Act (Chapter 146) which had applied in Papua New Guinea since 1964. The PNG Companies Act 1997 is based on the New Zealand Companies Act 1993. See “Information on the Company - History and Development of the Company”.

Under the PNG Companies Act 1997, the business affairs of any company incorporated in Papua New Guinea (including Lihir) shall be managed by, or under the direction or supervision of, the board of directors of the company. The board of this company has all the powers necessary for managing, and for directing and supervising the management of, the business and affairs of the company. This is nonetheless subject to limitations contained in the Companies Act itself and any modifications, exceptions or limitations contained in the company’s constitution.

Under the Companies Act, a company is not permitted to enter into a major transaction unless it is approved by a special resolution (requiring a 75% majority) of shareholders. A major transaction is defined to mean any transaction involving:

•	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than half the value of assets of the company before the acquisition; or

•	the disposal of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than half the value of the assets of the company before the disposal; or

•	a transaction which has or is likely to have the effect of the company acquiring rights or interests or incurring obligations or liabilities the value of which is more than half the value of the assets of the company before the transaction.

There are other formal steps such as changing the company’s constitution, changing the company’s name, approving the amalgamation of the company with another company or putting the company into liquidation, which also require a special resolution of shareholders.

The Companies Act also provides that a meeting of shareholders may pass a resolution relating to the management of a company, but, unless the constitution of the company provides that the resolution is binding, a resolution so passed is not binding on the board of directors. There is no provision in the company’s constitution which would make such a resolution binding.

The company’s constitution provides generally that the business and affairs of the company shall be managed by, or under the direction or supervision of, the board, to the exclusion of any meeting of shareholders.

The board of directors may appoint a managing director and delegate all or any of its powers to him. Under the Companies Act, directors are permitted, in the absence of the Board resolving otherwise, to disclose information obtained as a director to persons they represent.

At the Annual General Meeting of the company on April 28, 1998 shareholders approved a new constitution of the company, which provided for an increase in the maximum number of directors from 11 to 12. The number of directors appointed at April 20, 2002 was seven.

Under the PNG Companies Act 1997 at least one of the company’s directors must reside within PNG. The directors are not required to own any shares of the company. Subject to resignations and appointments during the year, the term of one third of the company’s directors must end at each annual general meeting, but the retiring directors may offer themselves for re-election.

Since January 1, 2002 the following directors have resigned:

John O’Reilly — November 1, 2002.
Jonathan Leslie — March 7, 2003.
Marc Soipang — March 7, 2003.

Since January 1, 2003 the following directors have been appointed:

Peter Cassidy — January 28, 2003
John O’Reilly — March 1, 2003.

Details of the directors at May 1, 2003 are as follows:

		Year Appointed
Name	Position	As Director	Term Ends
Ross Garnaut	Chairman of Board	1995	2004
	Chairman of Audit Committee
	Chairman of Environmental and
	Lihir Impact Committee
	Chairman of Remuneration
	and Nomination Committee
Neil Swan	Managing Director	2002
Geoffrey Loudon	Director	1995

		Year Appointed
Name	Position	As Director	Term Ends
John O’Reilly	Member of Audit Committee	2003
	Director
	Member of Environmental and
	Lihir Impact Committee
Anthony Siaguru	Deputy Chairman of Board	1995
	Member of Audit Committee
	Member of Environmental and
	Lihir Impact Committee
	Member of Remuneration and
	Nomination Committee
Peter Cassidy	Director	2003

At the Annual General Meeting on April 29, 2003, Ross Garnaut retired by rotation and offered himself for re-election. He was re-elected by ordinary resolution at the company’s Annual General Meeting on April 29, 2003. Also John O’Reilly and Peter Cassidy having been appointed since the last Annual General Meeting retired in accordance the company’s constitution and, being eligible, offered themselves for re-election. They too were re-elected by ordinary resolution at the company’s Annual General Meeting on April 29, 2003.

Directors’ Service Contracts Providing for Benefits on Termination of Contract

The services of Ross Garnaut are covered by a letter agreement dated May 19, 1995 that has been extended on two occasions, the latest period being to April 30, 2004.

Service contracts between Lihir and its directors make no provision for benefits on termination.

Corporate Governance Practices

The board of directors of the company is responsible to shareholders for the overall management of the company’s affairs and the setting of the strategic business direction of the company. The company has contracted with Lihir Management Company, a subsidiary of Rio Tinto, to manage the corporate affairs of the company and all aspects of the Lihir operation, including any future expansion or exploration on Lihir Island. The management agreement is subject to the overriding authority of the company’s board of directors. Lihir Management Company operates under a budget approved by the board and is subject to various monetary limitations and other restrictions on its authority, which are set out in the management agreement. Certain powers and functions remain solely with the company’s board of directors and are specifically excluded from the scope of duties of Lihir Management Company, including:

•	determination of the company’s treasury policies, including foreign currency and interest rate exposure;

•	determination of the company’s risk management policies including insurance, gold price hedging and borrowing limits;

•	determination of the company’s accounting policies; and

•	engagement of auditors to review and report to the Board on the company’s internal controls and compliance with statutory and regulatory compliance.

The company’s board of directors has a commitment to maintain appropriate corporate governance and to that end has committees listed below in place during 2002, which form the basis of the board’s risk identification and management strategy.

Audit Committee

The company has an audit committee consisting of a majority of independent Directors, which at the date of this annual report had the following members:

Ross Garnaut — Chairman of Committee
Anthony Siaguru
Geoff Louden

The Audit Committee has the following responsibilities:

•	Monitor relationships with both internal and external auditors of the company.

•	Approve the audit plan of the internal auditors.

•	Supervise financial risk management policy such as insurance and hedging.

•	Promote the company’s relationship with regulatory bodies of a financial kind, e.g. the Bank of Papua New Guinea and the various Papua New Guinea taxation authorities.

•	Review all related party transactions on an ongoing basis, in particular, review of the operation of the management agreement between the company and Lihir Management Company.

The Audit Committee has no executive directors as committee members. However, the Managing Director of Lihir Management Company, attends all meetings of the committee as a participating adviser by invitation of the committee.

The internal auditors report directly to the Audit Committee and the Board. The scope of the internal audit function is determined by the Audit Committee.

Environmental and Lihir Impact Committee

The company has an Environmental and Lihir Impact Committee that monitors the environmental issues and social and other impacts of the company on Lihir Island. The members of the Environmental and Lihir Impact Committee at the date of this annual report are:

Ross Garnaut — Chairman of the Committee
Anthony Siaguru
Mark Soipang (resigned March 7, 2003)
John O’Reilly

Remuneration and Nomination Committee

The Remuneration and Nomination Committee of the Board has the following members at the date of this annual report:

Ross Garnaut — Chairman of the Committee
Anthony Siaguru
Jonathan Leslie (resigned March, 1 2003)

The terms of reference of the Committee are to:

•	Review remuneration of non-executive directors.

•	Review policies for the reimbursement of expenses of directors.

•	Devise criteria in relation to membership of the Board and its committees.

•	Review the membership of the board and its committees.

•	Nominate representatives of the board and its committees.

•	Devise policies relating to the appointment and retirement of non-executive directors.

The committee reports and recommends to the board on the above issues with the final determination to be made by the Board.

D. Employees

The number of employees and contractors at the end of each year is summarized below:

	2002	2001	2000
Management	4	4	3
Commercial, human resources, corporate and towns, site services, business development, community and environment	249	199	197
Mining operations and mine technical	384	385	379
Plant operations and maintenance	341	374	366
Total Lihir employees	978	962	945
Total contractors	1,100	990	938
Total	2,078	1,952	1,883

All but two of the employees as at end 2002 were based in Papua New Guinea, either on Lihir Island or in Port Moresby.

All employees are employed under individual employment contracts rather than labour awards, and all negotiations of conditions are held directly with the employees concerned. There are no unions or employee associations active amongst Lihir’s workforce. Management continues to engage in a consultative process with representatives of the workforce, which takes the form of monthly meetings focussed on employee issues. These meetings allow employees to raise for discussion any issues that may be of concern, and for management to provide any relevant information. The outcomes of these meetings are communicated back through the workforce through elected representatives. Daily meetings between supervisors and their crews are also serve as a useful forum for the exchange of information.

E. Share Ownership

Pursuant the PNG Companies Act 1997 the directors have disclosed the following interests in shares in the company and provided general disclosure of companies, businesses and persons in which they are to be regarded as interested:

Interest held by
		Companies, business and persons in	director in shares
		which the Director is to be	of Lihir Gold
Director	Nature of Interest	regarded as interested	Limited
Ross Garnaut	Chairman	Asia Pacific Economics Group Pty Ltd	50,000
(Chairman)	Chairman	Papua New Guinea Sustainable
Development Ltd
	Chairman	Lonely Planet Publications Pty Ltd
	Director	Maccullochella Pty Ltd
	Director	Ok Tedi Mining Pty Ltd

Anthony Siaguru	Chairman	Pacific Re Limited	56,460
(Deputy Chairman)	Chairman	Pacific Rim Plantations Limited	(38,460
	Chairman	PNG Water Limited	registered in
	Chairman	Port Moresby Stock Exchange Limited	own name.
15,000 in wife
Wilhelmina’s
	Director	Kula Fund Limited	name, 1,000
	Director	Minton Limited	in the name of
	Director	Nautilus Minerals Limited	each son -
	Director	South Pacific Post Limited	Steven,
	Director	Steamship Trading Company Limited	Stanley and
Daniel)
Peter Cassidy	Director	Oxiana Resources NL
	Director	Sino Gold Limited
Geoffrey Loudon	Chairman	L and M Mining Limited	143,840
	Director	Sterilox Technologies Inc
Neil Swan	Director	Lihir Management Company Limited
John O’Reilly	Director	Lihir Management Company
	Director	Rio Tinto Consultants Ltd
	Director	Rio Tinto Technical Services Limited
	Employee and Officer	Rio Tinto Plc and Rio Tinto Limited

Sir Anthony Siaguru was issued 23,460 shares in Lihir Gold Limited on February 14, 2000 as a Niugini Mining Limited shareholder and in consideration for the transfer of his Niugini Mining Limited shares to Lihir Gold Limited. He held 12,500 Niugini Mining Limited shares prior to February 14, 2000. The shares were issued as part of the merger of Niugini Mining Limited with Lihir Gold Limited by scheme of arrangement. On March 31, 2000, he purchased 500 shares for K1.10 each in name of Stanley Siaguru. On April 14, 2000, he purchased 500 shares for K1.04 each in the name of Stanley Siaguru, 1,000 shares for K1.04 each in the name of Daniel Siaguru and 1,000 shares for K1.04 each in the name of Steven Siaguru.

No options over shares in the company are held by directors and officers of the company. No arrangements are in place for providing the employees of Lihir Management Company with shares or options over shares of Lihir.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The distribution of Lihir’s shareholdings as at March 31, 2003 was:

Range of Shares Held	Number of Shareholders	No of Shares Held
1-1,000	7,213	4,652,308
1,001-5,000	11,750	32,850,383
5,001-10,000	3,306	27,183,564
10,001 - 100,000	2,814	75,632,219
100,001 - over	188	1,002,015,741

Total	25,271	1,142,334,215

The twenty largest registered shareholders at April 30, 2002 were:

				Adjusted percentage
				excluding shares
Rank	Name	Shares	Percentage(1)	held by NML(2)
1	National Nominees Limited	184,193,578	14.13	16.12
2	Rio Tinto Metals Limited	161,527,406	12.39	14.14
3	Niugini Mining Limited ("NML") (3)	161,527,405	12.39	14.14
4	Westpac Custodian Nominees Limited	147,726,532	11.33	12.93
5	J P Morgan Nominees Limited	125,558,720	10.96	10.99
6	ANZ Nominees Limited	77,593,908	5.95	6.79
7	Mineral Resources Lihir Pty Ltd	77,169,431	5.92	6.76
8	Citicorp Nominees Pty Ltd	48,438,118	3.71	4.24
9	Rio Tinto Lihir Holdings Ltd	24,230,720	1.86	2.12
10	Commonwealth Custodial Services Limited	11,834,314	0.91	1.04
11	AMP Life Limited	11,003,706	0.84	0.96
12	HSBC Custody Nominees (Australia) Limited	10,871,980	0.83	0.95
13	The National Mutual Life Association of	9,787,628	0.75	0.86
	Australasia Limited
14	Citicorp Nominees Pty Ltd <CFS Wsle.	9,071,862	0.70	0.79
	Aust. Share Fund A/C>
15	Citicorp Nominees Pty Ltd <CFS Wsle.	7,295,370	0.56	0.64
	Imputation Fund A/C>
16	Public Officers Super Fund	6,666,333	0.51	0.58
17	Citicorp Nominees Pty Ltd <CFS Wsle.	5,504,744	0.42	0.48
	Gbl. Res. Fund A/C>
18	Tower Australia Limited	5,041,962	0.39	0.44
19	Citicorp Nominees Pty Ltd <CFS	3,785,085	0.29	0.33
	Imputation Fund A/C>
20	Merrill Lynch (Australia) Nominees Pty Ltd	3,351,187	0.29	0.29

		1,092,179,989	83.77	95.59

Note 1.

The percentages in this column reflect a denominator of 1,303,861,620 representing Lihir’s total issued shares including the 161,527,405 shares owned by Niugini Mining Limited.

Note 2.

The percentages in this column reflect a denominator of 1,142,334,215 representing Lihir’s total issued shares excluding the 161,527,405 shares owned by Niugini Mining Limited and subsequently converted to Class B shares.

Note 3.

The following table sets out, as of March 31, 2003, persons notified to the company pursuant to the PNG Securities Act 1997 as substantial shareholders of the company. Under the Securities Act 1997 a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in Lihir Gold

Limited. Changes of greater than 1% in the relevant interest of a substantial shareholder must also be notified. The definition of “relevant interest” looks not merely to beneficial ownership of a share but extends to and includes: the power to control the exercise of any right to vote attached to a voting share; the power to acquire or dispose of the voting share; and possession of the above powers by virtue of any trust, arrangement, agreement or understanding. The total notified amount of voting securities owned by directors and officers of the company as a group was 255,300 ordinary shares representing 0.000196% of issued ordinary shares.

Name of Substantial Shareholder	Relevant interest	Percentage (1)

Rio Tinto plc	185,758,126	16.26
Rio Tinto International Holdings Limited	185,758,126	16.26
Rio Tinto Overseas Holdings Limited	185,758,126	16.26
Rio Tinto Lihir Holdings Limited	185,758,126	16.26
Rio Tinto Metals Limited	185,758,126	16.26
Rio Tinto European Holdings Limited	185,758,126	16.26
Each of Rio Tinto plc’s subsidiaries other than Rio Tinto International Holdings Limited, Rio Tinto Overseas Holdings Limited, Rio Tinto Lihir Holdings Limited, Rio Tinto Metals Limited and Rio Tinto European Holdings Limited	185,758,126	16.26
Mineral Resources Lihir Limited	77,169,431	6.76
Commonwealth Bank of Australia	57,960,753	5.07
M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	55,500,000	4.85

Note 1.

The percentages in this column reflect a denominator of 1,142,334,215 representing Lihir’s total issued shares excluding the 161,527,405 shares owned by Niugini Mining Limited and subsequently converted to Class B shares.

The shares held by Lihir’s major shareholders command no different voting rights to any other shares, other than the Class B shares owned by Niugini Mining Limited which have no voting rights.

American Depositary Shares and US Resident Shareholders

A portion of Lihir’s ADSs are traded on the Nasdaq National Market. In the United States, each ADS evidenced by an American Depositary Receipt represents 20 fully paid ordinary shares of the company. The listed ADRs are issued pursuant to a Deposit Agreement in 1995 between the company and the Listed Depositary — The Bank of New York.

On February 28, 2003, 1,615,040 ADSs (2002: 725,148) representing 32,300,800 ordinary shares were held by 18 (2002: 13) registered holders under the Nasdaq - listed ADR program. The company also has a restricted ADR program following the October 1999 placement of shares under which there are 400,000 ADS at February 28, 2003 (2002: 470,000) representing 8,000,000 ordinary shares held by 13 (2002: 14) registered holders. The restricted ADR are issued pursuant to a Deposit Agreement entered in October 1999 between the company and the Restricted Depositary — The Bank of New York.

Also on March 31, 2003, there were 61 holders of ordinary shares (2002: 65) with declared addresses in the United States holding 763,875 (2001: 723,844) ordinary shares. In addition, there are a number of United States shareholders who hold beneficial ownership through nominee companies located outside the United States.

Share Options

No options remained outstanding as at 31 December 2002.

There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.

B. Related Party Transactions

Interests of Directors in Certain transactions

John O’Reilly is a Director of Lihir Management Company which has a management agreement with the company whereby Lihir Management Company is required to manage the corporate affairs of the company and all aspects of the Lihir operation.

The socioeconomic structure of Lihir Island is divided into six major clans representing the indigenous population of Lihir Island. Mark Soipang is a senior member of one of those clans, the Tinetalgo clan, which has various companies including Alia Ltd and Tinetalgo Investments Ltd of which Mark Soipang is a director. Additionally, Mark Soipang is a senior member of the Maron Hamlet, which was relocated from its land to make way for the mine. The Maron Hamlet is represented by a company, Maron Ltd, of which Mark Soipang is a director. As a leader on Lihir Island, Mark Soipang also is a director and the Chairman of the Lihir Mining Area Landowners Association Inc. and a Director of Lakaka Limited, which is one of the main business development companies on Lihir Island and which is owned by the Lihirian clans and people. The company has a number of contracts with the above parties. Lakaka Limited and its subsidiaries have contracts from the company which include earthmoving services and road maintenance. Lakaka Limited is a 50% owner of a joint venture company, Aelium Ltd, which constructed the company and government housing at Londolovit. Mark Soipang is a director of Aelium Ltd. The company has also issued various sub-leases to Lihir Properties Ltd (receiver and manager appointed), a subsidiary of Lakaka Limited, and approved the grant of further sub-sub leases to joint venture companies of Lakaka Limited in the Commercial Area at Londolovit and a residential block at Londolovit

Heights. Mark Soipang is a director of Niolam Catering Services Ltd, which operates the company’s camps, including the catering and warehousing functions, and which is partly owned by Lakaka Limited and by Tinetalgo Investments Ltd. The company has issued a lease of land in the commercial area of Londolovit and three residential blocks of land at Londolovit Heights on Lease for Mining Purposes-34 to Maron Ltd. Those leases were provided as part of the company’s obligations on the relocation of the Maron Hamlet. The company has issued a lease for a parcel of land in the Londolovit commercial area to Alia Ltd. The company supplies office accommodation and a vehicle to the Lihir Mining Area Landowners Association Inc. of which Mark Soipang is the chairman and which was provided funding by the company during the year for its operating expenses. Tinetalgo Investments Ltd owns a one-sixth interest in Kuridala Ltd to which the company contributed funds and holds redeemable preference shares. The above contracts and transactions involving entities with which Mark Soipang is associated were in most cases entered into by Lihir Management Company for and on behalf of the company and were fully disclosed and known to Lihir Management Company at the time of entering the contract and transactions. Mark Soipang did not take part in the decision to award the contracts and transactions. The company is satisfied that the contracts were entered on arms length terms. Mark Soipang resigned from the Lihir Gold Board on the March 7, 2003.

Lihir provided debt to the Lakaka group and to Kuridala during the year as disclosed in note 10. There is no exposure to losses in these companies apart from the credit risk exposure for amounts owed. All the amounts advanced are deemed to be recoverable.

The company has contracted for the services of Dr Ross Garnaut as Chairman of the company until April 30, 2004. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him but Dr Garnaut has also agreed to be bound by its terms.

Sir Anthony Siaguru, Deputy Chairman of the company, is employed in a consulting capacity by Blake Dawson Waldron, who provide legal services to the company.

The interests of the directors listed above were disclosed to the company prior to the company entering into the relevant contracts. Other than in relation to the management agreement with Lihir Management Company, the directors concerned did not take part in discussions on or voting in relation to the company’s decision to enter into the contracts and directors are satisfied the contracts are on arm’s length terms.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

These have been incorporated in the financial statements section of this report at Item 18.

Export Activities

Under the new refining arrangements with AGR Mathey, gold is now refined in Australia under a toll treating arrangement. On the completion of the refining process gold is credited to the company’s bullion account for ultimate sale.

Legal or arbitration proceedings

In December 2000 the Company’s wholly owned subsidiary — Niugini Mining (Australia) Pty Limited — terminated a sales agreement for seven mining leases located in North Queensland. The purchaser commenced an action against Niugini Mining (Australia) Pty Limited in the Supreme Court of Queensland, seeking to have the termination revoked and unspecified damages.

The action was struck out by the court in October 2001 because of the purchaser’s failure to prosecute its action against Niugini Mining (Australia) Pty Limited. The purchaser is free to lodge a new action and threatened to do so in mid-2002, however, at the time of publication, has not done so. In March 2003, Niugini Mining (Australia) Pty Ltd sold its North Queensland assets, including the seven mining leases, to Kagara Pty Limited, which is aware of the previous litigation.

In June 2001 Niugini Mining (Australia) Pty Limited became a party to a native title claim over some of its mining tenements in North Queensland. The company is currently arranging to withdraw from that native title claim following sale of its relevant interests to Kagara Zinc Limited.

Niugini Mining Limited received claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims date back several years and the Company is seeking to have them removed from the court list, as they have not been pursued. The Company believes from legal advice obtained that neither of these claims has substance and, if required, intends to defend both vigorously

Dividend Distributions

Lihir declared its maiden dividend of 2 Australian cents per ordinary share in April 2003. The board will regularly consider future dividend distributions and make returns to shareholders at a time and amount which, in the board’s opinion, the financial circumstances of the company justify.

B. Significant Changes

No significant change in the state of the business has occurred since the date of the annual financial statements as at December 31, 2002.

Item 9. The Offer and Listing

Since the global offering in October 1995, the ordinary shares have traded on the Australian Stock Exchange Limited (ASX) and on SEAQ International, the London Stock Exchange’s system for trading international equity securities that are not listed on that exchange and the ADSs have traded on the Nasdaq National Market. The ASX is the national stock exchange in Australia.

The following tables sets forth for the periods indicated the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on Nasdaq. Each ADS represents 20 fully paid ordinary shares in Lihir.

By Fiscal Year	Ordinary Shares		American Depositary Shares

	High	Low	High	Low
	A$	A$	US$	US$
1996	2.59	1.46	40 3/4	21 7/8
1997	2.44	1.40	38 1/4	19
1998	2.76	1.46	36 3/8	18 3/4
1999	1.95	0.90	23 1/2	9 1/2
2000	1.12	0.52	13 3/4	5 1/2
2001	1.28	0.54	12 13/14	5 7/16
2002	1.65	1.02	19 1/8	11 1/2

By Quarter		Ordinary Shares		American Depositary Shares

	Quarter Ending	High	Low	High	Low
		A$	A$	US$	US$
1999	March 31	1.87	1.18	23 1/4	16 1/2
	June 30	1.71	0.90	20	13 7/8
	September 30	1.95	1.03	17 3/4	12 1/2
	December 31	1.82	1.06	23 1/2	9 1/2
2000	March 31	1.12	0.63	13 3/4	7 5/8
	June 30	0.71	0.52	7 3/4	6 1/8
	September 30	0.78	0.58	9	6 1/4
	December 31	0.69	0.53	7 4/9	5 1/2
2001	March 31	0.72	0.54	7 1/4	5 11/14
	June 30	1.02	0.59	10 7/8	5 7/16
	September 30	1.16	0.79	11 1/2	8 5/8
	December 31	1.28	1.00	12 15/16	8 7/8
2002	March 31	1.62	1.18	16 1/2	12 1/8
	June 30	1.65	1.15	19 1/8	12 1/2
	September 30	1.38	1.02	15 3/4	11 1/2
	December 31	1.49	1.06	16 9/16	12
2002	March 31	1.60	1.30	19 1/2	15.1/8

By Month	Ordinary Shares		American Depositary Shares

	High	Low	High	Low
	A$	A$	US$	US$
November 2002	1.20	1.04	13 15/16	12 1/8
December 2002	1.49	1.12	16 9/16	12 1/2
January 2003	1.41	1.18	19 1/2	15 7/8
February 2003	1.60	1.34	18 7/16	15 11/16
March 2003	1.47	1.30	18 1/8	15 1/8
April 2003

The last reported sale price of the ordinary shares on the ASX on March 31, 2003 was A$1.35. The last reported sale price of the ADSs on Nasdaq on March 31, 2003 was US$16 5/16.

At March 31, 2003, the total market capitalization of the company (excluding the shares held by Niugini Mining Limited) was A$1,324 million.

The company is also listed on the Port Moresby Stock Exchange (Market Code “LHG”).

The company’s securities consist of ordinary shares. No options remain outstanding. The shares have no par value. All issued shares are fully paid.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

As a result of the promulgation of the PNG Companies Act 1997 the memorandum and articles of association of Lihir have been replaced by a constitution. A copy of the latter is lodged with the Registrar of Companies in Port Moresby, Papua New Guinea and a copy is attached as Exhibit 1 to this annual report. The constitution is summarized below. The company’s objects and purposes are no longer specifically defined. Companies incorporated in PNG are generally accorded all the powers of a natural person.

PNG Companies and Securities Law

On March 27, 1997 the Papua New Guinea Parliament passed the Companies Act 1997 which, subject to six-month transitional provisions, replaced the Companies Act (Chapter 146) that has applied in Papua New Guinea since 1964. The Act commenced operation on March 2, 1998. At the Annual General Meeting of the company held on April 28, 1998 shareholders approved registration of the company under the PNG Companies Act 1997 and the company was registered effective May 15, 1998, with the PNG Companies Act 1997 applying to the company from that date. The PNG Companies Act 1997 is based on the New Zealand Companies Act 1993. As part of the registration process, shareholders at the Annual General Meeting of the company held on April 28, 1998 adopted a new constitution in replacement of the articles of association and memorandum of association of the company. The new constitution was modelled on the company’s then memorandum of association and articles of association. In general, the changes under the new constitution either:

(i)  reflect changes made under the new Companies Act 1997 (e.g. the abolition of par value of shares, the increased power for directors to make distributions of money or property to members and the removal of the requirement that a company have specific objects and powers); or

(ii)  take advantage of specific provisions of the new Act which allow the company to take a course of action (e.g. to buy back the company’s shares, to indemnify directors or to pay for D&O liability insurance) if expressly permitted to do so by its constitution.

The new Companies Act 1997 introduced significant changes to shareholders’ rights and duties and to the duties, liabilities and obligations of directors.

The PNG Securities Act 1997 also commenced operation on March 2, 1998. The Securities Act 1997 governs the offering of securities to the public in PNG. The Securities Act also brings key changes to corporate regulation in Papua New Guinea. The Securities Act deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including; stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act 1997 contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed company. A substantial shareholder is also required to give notice of changes in his or her relevant interest of one per cent or more in the relevant class of shares. There are also provisions to allow a company to require the disclosure of the beneficial owners of shares in the company. The substantial shareholder provisions and the provisions dealing with the disclosure of beneficial interests have been in effect in relation to the company since September 28, 1998.

A PNG takeovers code, approved under the provision of the Securities Act has also applied to the company since September 28, 1998. The fundamental rule under the Takeovers Code prevents any person from having a relevant interest of more than 20% of the voting rights in a target company, except in a manner permitted by the Code. There are no controls below the threshold of 20%. The definition of relevant interest relevant to the Takeovers Code and the substantial shareholder provisions of the Securities Act 1997 looks not merely to beneficial ownership of a share but extends to and includes:

•	the power to control the exercise of any right to vote attached to a voting share

•	the power to acquire or dispose of the voting share

•	or having the above powers by virtue of any trust, arrangement, agreement or understanding.

Constitution

The following is a summary of the main points of the company’s constitution. References to clauses refer to clauses in the constitution.

•	The company is incorporated and registered in Papua New Guinea (Number C1-23423) and is a registered foreign company in Australia (ARBN 069 803 998). Under section 17 of the Companies Act 1997 (PNG) a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and in respect of these purposes it has full rights, powers and privileges. Therefore it is not necessary to list the objects and purposes of the company in its constitution.

•	In accordance with clause 17, a director may vote on a proposal, arrangement or contract in which he is materially interested provided that he has complied with the Act, the Official Listing Rules of the Australian Stock Exchange permit and the Board does not otherwise determine.

•	The constitution contains provisions for the remuneration of directors (including reimbursement of expenses), the indemnification of directors in respect of certain liability or for costs incurred in defending or settling any claim or proceedings relating to such liability, and for effecting insurance for directors to the extent permitted under the Act. These are general powers of the company which may in the normal course be exercised by a resolution of the board. An interested director who has declared his or her interest would be entitled to vote on any such resolution unless the board has determined that the director should not exercise any power in relation to the matter. The interested director is not entitled to vote on a resolution to make that preliminary determination.

•	There are no specific provisions relating to borrowing powers in the constitution. Clause 20.1 provides that the board has all necessary power for managing, and for directing and supervising the management of, the business and affairs of the company to the exclusion of the Shareholders and in accordance with clause 21.9 every resolution of the board is decided by a majority of votes. Therefore, the borrowing by the company is determined by a majority decision of the board.

•	An exercise of the borrowing power may in certain circumstances be subject to the provisions of the Act (section 110) requiring shareholder approval for major transactions.

•	There are no provisions for retirement or non-retirement of directors under an age limit in the constitution.

•	Clause 15.5 provides that a director of the company need not be a shareholder.

•	Clause 10A.2(b) provides that Class B shares have no entitlement to dividends.

•	Clause 24.1 provides that the Board may declare distributions to the Shareholders (other than Class B shareholders) including declaring the property to constitute the distribution and the time of the distribution. Shareholder approval is not required to a distribution. Clause 24.3 provides that where the Board has declared a dividend the obligation of the company to make the distribution only arises when the Board fixes the time for distribution and that time has arrived. Clause 24.8 provides that each dividend in respect of each share must be distributed according to the amount paid up on that share save to the extent that the terms of issue of a share provide otherwise. The company does not have any partly paid shares on issue.

•	Clause 24.18 provides that all dividends declared but unclaimed may (in the case of dividends not to be distributed as money) be realized into money and (in any case) be invested for the benefit of the company until claimed or until required to be dealt with under any applicable law dealing with unclaimed money.

•	Clause 5.6 provides that if a call in relation to a share is due and payable and not paid, the shareholder has no right to receive any dividends.

•	Clause 10A.2(a) provides that the Class B Shareholders do not have any voting rights.

•	Clause 13.2 provides that each shareholder who is entitle to vote on a resolution (where not disqualified from voting pursuant to the Listing Rules or the Act) has one vote on voting by voice or show of hands and on a poll he has the number of votes equal to the number of fully paid shares held by that person.

•	Clause 5.6 provides that where a call in relation to a share is due and payable and not paid the shareholder has no right to vote.

•	Under clause 15.3, one third of the directors retire by rotation each year and are eligible for re-election.

•	Clause 27.3 provides that after distribution of assets to repay paid up capital any surplus assets will be distributed to the shareholders in proportion to the amount paid up by the shareholder on each share save to the extent that the terms of issue of a share provide otherwise. The company does not have any partly paid shares on issue.

•	Clause 10A.2(d) provides that the Class B shares are redeemable at the option of the company for consideration of K100 per million of those shares.

•	Clause 2.6(b) provides that the company is authorised to redeem any redeemable shares subject to the provisions of the Listing Rules and the business rules of securities clearing house of Australia.

•	There are no provisions in the constitution in regard to sinking funds.

•	Clause 5 provides that the Board may make calls on a shareholder in respect of any or all of the amount unpaid on the share unless the terms of issue make that payment payable at fixed time. The company does not have any partly paid shares on issue. The constitution does not expose the shareholders to any liability to further capital calls by the company.

•	There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the constitution.

•	Under the PNG Companies Act, any provision of the constitution can be altered by special resolution of the shareholders requiring a 75% majority vote of those attending and voting.

•	Clause 8.2 provides that where the company by ordinary shareholders resolution consolidates, divides or sub-divides its shares, the company may also by special resolution determine that, as between the shares resulting from the consolidation, division or sub-division, one or more of those shares has some preference or special advantage as regards dividends, capital, voting or otherwise over or compared with the other shares.

•	Clause 8.3 provides that if the shares are divided into different classes of shares, the rights attached to any class of shares may only be varied or abrogated with either the written consent of 75% of the shareholders of that class or sanction of a special resolution passed at a separate meeting of that class of shareholders.

•	Clause 8.4 provides that the board may do anything to give effect to any resolution authorizing or effecting the alteration of the share capital of the company, the variation or abrogation of rights attaching to any class of shares, or to adjust the rights of all parties.

•	Clause 11.3 provides that the board may convene a special meeting of the company at any time. Alternatively, clause 11.4 provides that the shareholders may requisition the holding of special meeting as provided by section 102(b) of the Act which requires a written request of shareholders holding shares carrying not less than 5% of the voting rights.

•	Clause 11.2 provides that the company must hold an annual general meeting in accordance with the Act which must be held not later than 15 months after the previous annual general meeting.

•	Fourteen days written notice of the meeting must be sent to the shareholders, directors and auditor of the company stating the nature of the business, the text of a special resolution and, if required by the Australian Stock Exchange Listing Rules, include a form of proxy.

•	All shareholders (including Class B shareholders) may attend a meeting of shareholders either in person, by proxy, by attorney or (in the case of a shareholder which is a body corporate) by a representative.

•	Clause 12.2 provides that no business may be transacted by a meeting of shareholders unless a quorum of three is present. Clause 12.3 provides that where a quorum is not present within 30 minutes after the time appointed for the meeting, in the case of a meeting requisitioned by shareholders, the meeting is dissolved, or in the case of any other meeting, it is adjourned to the same time and the same place the following week and if there is not a quorum within 30 minutes of the appointed time of that meeting, it is dissolved.

•	There are no limitations on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the company in the constitution.

•	There are no provisions in the constitution that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

•	There are no provisions in the constitution governing the ownership threshold above which shareholder ownership must be disclosed.

•	The company is incorporated, and has its principal activities, in Papua New Guinea. As such it is subject to the Act, the Securities Act of Papua New Guinea and the Takeovers Code under the Securities Act. The general effect of this legislation is referred to elsewhere in this Form 20-F.

•	In relation to an increase in capital by the issue of new shares, clause 2.1 provides that this power is conferred on the board of directors subject to the Listing Rules. The conditions in this regard are no more stringent than is required by law. There are no pre-emptive rights of existing shareholders.

C. Material Contracts

Lihir Management

General. At December 31, 2002 Lihir Management Company employed 978 full-time employees for the Lihir operation. Lihir Management Company has entered into the Technical Support Agreement with Rio Tinto pursuant to which it is able to periodically supplement its expertise by drawing on experienced engineering, construction and operations personnel from other Rio Tinto owned or controlled businesses from around the world. See “Technical Support Agreement” below.

The Lihir Management Company team includes engineering, construction and operations personnel. The senior members of the management team have extensive experience in mining operations.

Management Agreement. While the company’s board of directors has ultimate control and responsibility for all of the company’s operations and the exercise of all the company’s powers and rights, pursuant to the management agreement the board of directors has delegated to Lihir Management Company the authority and responsibility to manage the corporate affairs of the company, the construction and operation of the Lihir operation, any exploration activities undertaken by the company in the Lihir Group of islands and any other operations and activities of the company. Subject to the restrictions described below, Lihir Management, in particular, is permitted to enter into contracts on behalf of the company and to pay, out of the company’s funds, all costs and expenses incurred by it in connection with its role as manager of the Lihir operation, including, without limitation, the salaries and other compensation payable to Lihir Management Company personnel and the monthly management fee referred to below. In addition, Lihir Management Company is permitted to contract for the performance of its duties under the management agreement; provided, however, that any contracts with a related corporation of the manager must be on ordinary commercial terms and at a cost no greater than that of obtaining the services from a contractor independent of the related corporations.

Lihir Management Company’s discretion to manage the Lihir operation is limited in certain respects. Lihir Management Company cannot, without the approval of the company’s board, incur any individual capital expenditure in excess of US$3,000,000 except in accordance with a budget approved by Lihir’s board of directors or incur any expenditure either in excess of 110% of an approved budget (except in emergency circumstances) or in excess of US$10,000,000 other than in accordance with an approved budget. In addition, Lihir Management Company may not at any time, without the approval of the company’s board:

•	approve any contract with a value greater than US$1,000,000 with a corporation related to it or with any other party for a term of more than one year and a value in excess of US$5,000,000

•	approve any financial or operating lease for terms exceeding one year with capitalized values in excess of US$5,000,000

•	settle any litigation or arbitration that would require the company to pay any amount in excess of US$500,000

•	dispose of any of the company’s property having an original cost, or being sold at a price, greater than US$5,000,000

•	dispose of the special mining lease or any portion or all of the exploration license

•	suspend operations or resume operations after any suspension except as permitted by the mining development contract

•	make any changes in the approved proposal for development except as permitted thereunder

•	undertake any business or exploration not contemplated in the approved proposal for development

•	make voluntary pre-payments or alter the terms of any debt financing facility of the company.

All dollar amounts referred to in this paragraph are increased as of January 1 of each year (beginning January 1, 1997) by the application of the implicit price deflator of the U.S. Gross National Product.

The board of directors has delegated all of its responsibilities with respect to the company other than the responsibility to:

•	nominate directors to the board of directors and to appoint the chairman of the board of directors

•	commit the company to raise equity or to borrow funds and to approve any documents under which securities may be issued

•	determine treasury policies including foreign currency and interest rate exposure as well as to determine risk management policies

•	approve interim and annual reports, engage auditors and set accounting policies

•	determine dividend policies and approve dividends

•	engage auditors to review and report to the board on the company’s internal controls and compliance with statutory and regulatory requirements.

Lihir Management Company is currently paid a monthly management fee equal to the greater of US$250,000 (adjusted annually by the implicit price deflator for the US Gross National Product) or 1.5% of the average monthly operating costs of the Lihir operation during the preceding three months. In addition, Lihir Management Company is entitled to receive 1% of all costs incurred on any expansion involving capital expenditures greater than US$50 million. For purposes of the foregoing, all capital and operating costs are calculated excluding the management fee paid or payable to Lihir Management. The company’s obligation to pay the management fee will be suspended 12 months after mining operations have been suspended as a result of certain specified events of force majeure and one month after mining operations are suspended for any other reason.

The appointment of Lihir Management Company as the manager of the Lihir operation shall continue during the term of the mining development contract unless the management agreement is earlier terminated. The company can terminate the management agreement for specified reasons, including certain events of insolvency of Lihir Management, any breach by Lihir Management Company of the terms of the management agreement or if Rio Tinto (directly or indirectly) ceases to hold at least 15% of the issued shares of the company or Lihir Management Company ceases to be a wholly owned subsidiary of Rio Tinto or, upon six months notice, after the management agreement has been in effect for 20 years. In addition, Lihir Management Company may terminate the management agreement upon six months notice after the later of 10 years after the date of the agreement and the repayment of all loans to the company, the terms of which require management of the Lihir operation by a related corporation of Rio Tinto.

The management agreement provides that none of Lihir Management Company, Rio Tinto, subsidiaries of Rio Tinto, or any of their respective directors, officers, employees, agents and representatives shall be liable to the company for, and all such entities and persons are indemnified and held harmless by the company against any costs, losses, claims, damages or liabilities (collectively, “Losses”) incurred, suffered or done in the course of the discharge of or arising in any way from, or in connection with the failure by the manager to discharge its duties under the management agreement, unless they result from the manager’s willful omission or willful misconduct (each as defined therein). No such liability can result from a breach of the management agreement if the breach would not have occurred if Lihir Management Company had not acted upon or omitted to act following the instructions of or in accordance with any decision or determination by the board of directors. The company is indemnified by Lihir Management Company for losses that are the result of the manager’s willful omission or willful misconduct.

Lihir’s lenders have required as a condition of financing that the Lihir operation continue to be managed by Rio Tinto or one of its wholly owned and controlled affiliates. This is a condition to borrowings under both the previous loan agreement and the current syndicated facility agreement, and any failure by Rio Tinto to wholly own or control Lihir Management Company will constitute a review event under the syndicated facility agreement.

Guarantee of Financial Obligations under Management Contract. Lihir Management Company is a wholly owned subsidiary of Rio Tinto Western Holdings Limited, which is wholly owned by Rio Tinto plc. Rio Tinto Western Holdings Limited issued a guarantee dated May 22, 1995, in favor of Lihir, of the financial obligations of Lihir Management Company under the management agreement. The guarantee may not be terminated by the guarantor while Lihir Management Company has any financial liability to the company under the management agreement. The guarantee does not apply to financial obligations arising from acts or omissions of Lihir Management Company after Lihir Management Company has ceased to be a subsidiary of the guarantor provided the guarantor has procured an acceptable replacement guarantee from another guarantor acceptable to the company. The guarantee is not a guarantee of Lihir Management’s performance under the management agreement.

Technical Support Agreement. Arising from the technical support agreement, Rio Tinto has agreed to provide to Lihir Management Company from its own resources, or the resources of other members of the Rio Tinto Group, upon Lihir Management’s request, all advice and personnel as may be required to enable Lihir Management Company to discharge its duties as manager under the management agreement.

In the technical support agreement, Rio Tinto has agreed to provide a variety of personnel to assist Lihir Management. At a flat rate (subject to increases for inflation) of US$600 per person per day (plus travel and accommodation costs), Rio Tinto will provide contract services for such matters as ore reserves, mine engineering, geothermal issues, metallurgy, general engineering, infrastructure and financial analysis. In addition to these contract services, Rio Tinto provides support for Lihir Management’s treasury, accounting, legal, mine planning, environment, financing, risk management and other such matters. For these services Rio Tinto is reimbursed for out-of-pocket travel and accommodation expenses. Rio Tinto also, from time to time, transfers for a specified period personnel to Lihir Management Company to serve as senior management and to perform certain administrative functions and is entitled to receive from Lihir Management Company an amount equal to the salary and statutory social security charges in respect of such personnel. The technical support agreement will remain in force until the termination of the management agreement or until Lihir Management Company ceases to be a subsidiary of Rio Tinto.

PNG Mining Laws

The principal PNG mining laws are the PNG Mining Act, the Mining (Safety) Act and the Regulations under these acts. The PNG Mining Act provides that “all minerals existing on, in or below the surface of any land in PNG, including any materials contained in any water lying on any land in PNG, are the property of” the PNG Government. The PNG Mining Act also provides for a system of licenses and leases, pursuant to which persons are permitted to explore for minerals, develop mines and extract mining products. The Mining (Safety) Act provides for the regulation and inspection of mines and associated works.

In 1990 and 1991, actions were brought in the PNG National Court challenging the constitutional validity of the prior Mining Act on the grounds that the PNG Government’s ownership of minerals under privately owned land resulted in an unjust deprivation of property. The actions were dismissed on procedural grounds and thus the merits of the challenge were never decided. When the PNG Mining Act was enacted in June 1992, provisions were included in an attempt to clarify the constitutional status of any compulsory acquisition of property, or deprivation of the use or possession of property, which may be effected by or under the new PNG Mining Act.

The company has received advice from its PNG counsel, Blake Dawson Waldron, to the effect that even if the Special Mining Lease or Exploration License were determined to result in an unjust deprivation of property, the landowner’s recourse would be an action for compensation against the PNG Government and that the validity or legality of the grant of the Special Mining Lease or Exploration License could not be successfully challenged for this reason.

The principal mining rights for large-scale operations under the PNG Mining Act are exploration licenses and special mining leases. An exploration license confers the exclusive right to carry out exploration for minerals for a two-year period over a defined area. The holder of an exploration license is required to conduct certain minimum agreed exploration activities during the term of the license. Assuming it complies with the terms of the exploration license and submits an acceptable program for the next period, the holder can generally expect the license to be renewed for additional two-year periods. However, the holder has no legal right to require such an extension. A mining lease with respect to property covered by an exploration license can only be granted to the holder of the license, although the PNG Government is under no obligation to issue a mining lease and could simply allow the exploration license to lapse, in which case a mining lease for the property could be granted to another person.

A special mining lease gives tenure to carry out construction and operations. It can be granted for a term not exceeding 40 years, and may be extended for periods of up to 20 years each. Special mining leases can only be granted after a mining development contract has been negotiated and entered into with the PNG Government and the PNG Minister for Mining and Petroleum has approved the proposal for development. In addition, before the land is occupied for mining purposes, agreement must be reached with the landowners on appropriate compensation. The holder of the special mining lease is then entitled to the exclusive occupancy for mining and mining purposes of the land over which it is granted and owns all minerals lawfully mined from that land. Ownership of minerals thus passes from the PNG Government to the holder of the special mining lease at the point when the minerals, or the mineral bearing ores, are extracted from the ground.

The holder of a special mining lease is obligated to pay a royalty to the PNG Government equal to 2.00% of either the FOB value of the minerals, if they are exported without smelting or refining in PNG, or the net smelter returns from the minerals, if they are smelted or refined within PNG. See “Operating and Financial Review and Prospects”.

Related Agreements with PNG Government

Exploration License. The Exploration License, originally issued to the joint venture, has been renewed on six occasions since its original issue in 1983, the most recent extension being made from March 31, 2000 and expiring on March 31, 2002. This license is in the process of renewal. The Special Mining Lease has been carved out of the area previously covered by the Exploration License. For a discussion of exploration licenses generally, see “PNG Mining Laws” above.

Special Mining Lease. The company holds the Special Mining Lease which gives it the exclusive right to mine and produce gold and other minerals from the area of the Luise Caldera immediately adjacent to Luise Harbor, including the proposed site of the processing plant on Putput Point. It also holds subsidiary mining rights elsewhere on Lihir Island and an Exploration License which gives it the exclusive right to explore for gold and other minerals over the rest of Lihir Island, including Luise Harbor.

The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated.

The Special Mining Lease was originally issued to the joint venture on March 17, 1995. It has a term of 40 years, and, under the Mining Act, may be renewed for subsequent periods of 20 years each at the discretion of the PNG Government. The Lihir operation is currently expected to be completed before the expiration of the Special Mining Lease.

Mining Development Contract. The company and the PNG Government entered into the Mining Development Contract relating to the Lihir operation on March 17, 1995.

In the Mining Development Contract, the company agreed to use its best efforts to build and operate the Lihir operation as specified in the Approved Proposal for Development. The company is permitted to modify the Approved Proposal for Development without seeking the PNG Government’s permission as long as the modification substantially complies with the Approved Proposal for Development submitted by the company. In addition, the PNG Government will be deemed to have approved all modifications which do not substantially comply with the Approved Proposal for Development if they do not object to such a modification within fifteen days of receiving notice of such a change. The PNG Government has agreed it will not unreasonably withhold its approval of any modification, and all disagreements are subject to international arbitration. The company has the right to suspend its operations at any time if, after notice to and consultation with the PNG Government, the company’s revenues from the Lihir operation for the three months immediately preceding the date of the notice are less than the sum of the royalties and operating costs. However, the company must immediately (and periodically thereafter until the resumption of operations) report such suspension to the PNG Government and must maintain the Lihir operation’s assets in good order. After three years of suspended operations, the PNG Government can compel the company to resume the Lihir operation unless an independent expert determines that the Lihir operation is still not economically viable. The PNG Government may raise the issue again 12 months after any such determination by an independent expert.

Under the terms of the Mining Development Contract, between three to five years after the commencement of commercial production the company must commission and complete within 12 months a study into the feasibility of an expansion of the Lihir operation at a capital cost of at least US$100 million (as adjusted by an inflation factor) and it must discuss the results of this study with the PNG Government. If the company chooses not to proceed with the expansion, the PNG Government may at some later date, on 12 months notice, require a second expansion feasibility study to be conducted by the company. While the company ultimately has the right to decide whether or not to pursue any such expansion, if it decides not to pursue such an expansion, it has undertaken to stockpile, for at least two further years, all ore not immediately processed that has a grade in excess of 1.6 g Au/t. The PNG Government has indicated that after this two year stockpile of low grade ore has been created, it will permit the disposal of all material below a break-even cut-off grade.

The Mining Development Contract governs the ability of the company to finance the Lihir operation, to retain sales revenues in foreign currency and to make payments and distributions in foreign currency. See “PNG Foreign Investment Laws and Exchange Controls”.

The PNG Government has agreed to permit the company to import into PNG all materials necessary to construct and operate the Lihir operation and that any taxes or duties will be applied to these materials on a non-discriminatory basis. In addition, it has agreed to expeditiously approve the work permits and visas of any expatriate worker needed to work at the Lihir operation.

The PNG Government has also agreed to permit the company to export and market its mine products as it chooses, free of any export duty. Such marketing must be made on an arm’s length basis and must comply with PNG Government notices prohibiting sales to buyers in certain jurisdictions on the grounds that such sales may cause PNG to breach international law or may be prejudicial to the national security or international relations of PNG.

The Mining Development Contract contains several provisions requiring the company to hire local workers and use local companies. The company must provide for the training of Papua New Guineans and the replacement of expatriate employees with Papua New Guineans. In procuring material, equipment and services for the operations, the company must give certain preferences to Papua New Guinean contractors and suppliers. The company must include Papua New Guinea contractors and suppliers in all requests for bids where the contractor or supplier has the proven ability to perform similar work within the required time period. If the company receives a bid from one of these Papua New Guinean contractors or suppliers, it must accept the bid, if it meets the specifications, is competitive in cost with international sources and meets the quality, delivery and service requirements of the Lihir operation. In addition, the company must encourage the development of local business which might be derived from the project, by implementing an approved business development plan. Finally, the company may be required to have up to one-third of its mine products refined at a refinery located in PNG, provided that the refineries have the capacity and offer competitive terms and conditions.

Under the terms of the Mining Development Contract, the PNG Government and the company can modify the EP only under certain conditions. See “Environment - Environmental Plan”.

The Mining Development Contract also contains provisions permitting the PNG Government to purchase any of the installations or infrastructure that are to be built by the company in connection with the Lihir operation, excluding any facilities directly used in the mining and processing of the ore, any roads within the mining site and any administrative buildings or housing. The PNG Government may elect to either finance the construction of these facilities or purchase these facilities after their construction by the company. If the PNG Government decides to finance the building of these facilities, Lihir Management Company will be responsible for hiring the contractors and supervising the work to its standards but the PNG Government will pay for and own the facilities and it may impose a fee on the company for the use of the facilities, the amount of which is subject to arbitration before a designated expert if no value can be agreed. If the PNG Government decides to purchase these facilities after their construction by the company, the sales price will be equal to residual value after depreciation. If this occurs, the PNG Government will pay the purchase price in an annual installment equal to the amount of depreciation the company could have claimed if it still owned the property. The PNG Government has agreed that this annual payment will be treated as a capital receipt for PNG income tax purposes. After any such purchase, the company will be obligated to make an identical payment to the PNG Government as a usage fee for the property, which the PNG Government has agreed will be treated as a deductible outgoing for PNG income tax purposes.

The Mining Development Contract may be terminated by the PNG Government only if the Special Mining Lease expires and is not renewed, the company surrenders the Special Mining Lease (other than for the renewal or extension thereof or for the issuance of a new Special Mining Lease), the company abandons the Lihir operation, or if the company materially defaults in the performance of its significant obligations under the Mining Development Contract. These significant obligations include the company’s obligations:

•	to construct the mine and commence operations in accordance with the Approved Proposal for Development (including the environmental plan)

•	not to incur debt in violation of certain coverage tests

•	to convert its foreign currency revenues into Kina, subject to certain exceptions

•	not to keep gold in inventory for a period greater than three months without placing in its Kina bank account an amount equivalent to the cash value of such gold

•	to comply with PNG Government notices forbidding certain sales of gold

•	to comply with its various obligations to hire PNG employees or suppliers or contractors

•	not to suspend its operations other than as permitted by the Mining Development Contract

•	to comply in all material respects with the EP.

The PNG Government must begin any termination of the Mining Development Contract by giving the company a default notice. If the default described in the notice is not cured within 180 days, the PNG Government has the right to deliver a termination notice which will terminate the agreement and the Special Mining Lease 30 days later. If the company contests the grounds for the issue of a default notice, or there is a dispute as to whether a default has been cured, the matter shall be submitted to arbitration under the United Nations Commission on International Trade Law Rules. The PNG Government may not deliver a termination notice to the company while the grounds for the issue of a default notice are in the arbitration process and any previously delivered termination notice shall be suspended once an arbitration proceeding commences. If prior to the date set for termination, a receiver, manager or other administrator is appointed to act on behalf of any banks in connection with permitted debt finance, termination cannot occur for at least two years as long as the administrator complies with the Lihir operation agreements and prevents deterioration in the Lihir operation facilities.

Except for those required to be referred to a special expert, all disputes under the Mining Development Contract must be arbitrated under the Arbitration Rules of the United Nations Commission on International Trade Law. The PNG Government has waived its immunity with respect to enforcement of arbitration awards. The Mining Development Contract is governed by PNG law.

PNG Government Participation

The PNG Government has a policy of obtaining an option to acquire, at cost, equity participation of up to 30% in all mining projects located in PNG. The PNG Government acquired a 30% interest in the joint venture on March 17, 1995 through Mineral Resources Lihir (MRL). MRL is a wholly owned subsidiary of Mineral Resources Development Company Limited, or MRDC, a PNG company wholly owned by the PNG Government. MRL exchanged its interest in the joint venture for an indirect interest in 30% of the ordinary shares of the company outstanding immediately prior to the consummation of the global offering.

Following the offering MRL held a total of 154,338,862 ordinary shares. At April 30, 2000 MRL held 77,169,431 ordinary shares, all held as trustee for the Lihirian Equity Trust. MRL must remain as trustee of the Lihirian Equity Trust until such time that the total cost to and indebtedness incurred by MRL for the purchase of the Lihirian ordinary shares together with interest and costs (the “Lihirian Share Purchase Debt”) is fully repaid and discharged. After that time, the Lihirian Equity Trust requires that the Lihirian ordinary shares or any dividends from such shares must not be sold, charged, mortgaged or encumbered in any way whatsoever and are maintained for the purposes set out in the Lihirian Equity Trust.

Under the State Equity Acquisition Agreement dated March 17, 1995 the PNG Government expressly waived any rights it might otherwise have to acquire an equity interest in any additional mineral discoveries made by the company on Lihir Island pursuant to the Exploration License (or any extension or renewal thereof) in recognition of the fact that it has already been given the opportunity to participate in such discoveries through its indirect equity interest in the company. In connection with an equity offering to institutions on October 7, 1999, Lihir granted an option to MRL (as trustee on behalf of the Lihirian people) to purchase up to 12,531,170 ordinary shares in the company. MRL did not exercise the option prior to its expiry date on January 31, 2000. The option has therefore lapsed.

Financing Agreements

The company funded a portion of the construction of the Lihir operation pursuant to a loan agreement, dated August 18, 1995, between the company and the 26 banks named therein. The banks agreed to a loan of up to US$300 million, which was drawn down in installments to finance the costs of developing the Lihir operation, initial working capital and operating costs and certain other expenses, including interest on the loan, certain insurance premia and certain financing costs.

This loan agreement and supporting bank financing agreements were terminated by agreement on November 22, 2000 and replaced by a new syndicated facility agreement. The new loan is in the form of a US$50 million revolving credit facility arranged and underwritten by ABN-AMRO Australia Limited. Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited are participating with ABN-AMRO Australia Limited in this facility.

The following is a summary of certain provisions of the transaction documents for the syndicated facility agreement.

Lihir has only one other financing arrangement, which was originally a US$26.5 million facility from the European Investment Bank, dated February 15, 1996. This EIB financing is also summarized below.

The following summaries do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the respective agreement documents, including the definitions used in those agreements.

Syndicated Facility Agreement — overview

The US$50 million loan together with US$43 million cash generated by the restructure of Lihir’s hedgebook was used to repay the residual balance of US$90 million on the previous loan agreement. The overall interest rate reduced from 4.8% over LIBOR in the previous loan agreement to 2.9% over LIBOR under the new syndicated facility. The new loan expires in June 2005.

The facility limit reduces in increments as follows:

June 30, 2003	US$10 million
June 30, 2004	US$10 million
June 30, 2005	US$30 million

Syndicated Facility Agreement — Documentation, Terms and Conditions

• Purpose: The available finance must first be used to repay all sums owing under the existing senior debt facility. The US$50 million revolving credit would then be available for general corporate purposes, including the repayment of indebtedness and payment of dividends or return of capital to shareholders.

• Pricing:

Interest margin	1.90%
Political risk insurance margin	1.00%

In certain limited circumstances changes in law and official regulations could increase the interest margin.

• Prepayment: The facility can be repaid on any interest payment date without penalty or at any other time on payment of interest period break costs, subject to two day’s notice. The undrawn commitment may be cancelled without penalty on ten day’s notice.

• Security: The lenders and hedge providers have the benefit of a fixed and floating charge over the assets of

Lihir. Lihir will require the consent of Mineral Resources Development Corporation (MRDC), EIB and any surviving secured parties (including hedge providers) to renegotiate or increase its secured debt. The amount of secured gold hedging can be increased to 80% of proven and probable reserves and additional hedge providers can be introduced without the consent of the secured parties.

• Conditions Precedent: In addition to the consent of MRDC and EIB to refinance its existing senior project debt facility, the lenders needed to be satisfied with the results of normal technical and legal due diligence. Political risk insurance satisfactory to the facility agent needed to be available for drawings under the facility.

• Representations and Warranties: Lihir was required to make customary representations and warranties, including confirmation of compliance in all material respects with the 1998 World Bank Environmental, Health and Safety Guidelines, on the day of signing the US$50 million syndicated facility agreement. Certain of these representations and warranties need to be repeated every six months.

• Undertakings: Undertakings given by Lihir included:

•	compliance with the 1998 World Bank Environmental, Health and Safety Guidelines;

•	restrictions on Lihir’s ability to incur additional financial indebtedness and to create additional security interests over its assets;

•	maintaining gold price hedging between a minimum agreed profile and 80% of proven and probable reserves; and

•	providing to the facility agent and independent engineer each year the mine plan and cash flow projections used to calculate debt service cover ratios for financial covenants.

• Distributions to subordinated lenders and shareholders: If at December 31 and June 30 each year, the debt service cover ratio for the following 12 months is greater than 1.25 and the life of mine debt service cover ratio is greater than 2.5, Lihir would have the right to withdraw cash in excess of a US$15 million minimum liquidity balance from the secured accounts.

• Events of Default: In addition to the normal default provisions relating to non payment, financial distress, misrepresentation, cross default and breach of undertakings, the agreement includes default provisions covering material adverse change, expropriation, war and political violence and exchange control.

The US$50 million facility agreement also includes financial covenants that would trigger default if at December 31 and June 30 of each year the debt service cover ratio for the next twelve months is less than 1.0 or the life of mine debt cover ratio is less than 1.5.

If an event of default is continuing the lenders, acting on majority consent, may cancel the revolving credit commitment and accelerate repayment of the loan.

• Review Events: If, without consent of the agent (acting on the instructions of all the lenders), Rio Tinto sells in whole or in part its current shareholding in Lihir or the manager of the project ceases to be a wholly owned subsidiary of Rio Tinto, the Agent may give notice to Lihir, within 21 days of becoming aware or being notified of such an event:

•	requiring the US$ 50 million revolving credit be immediately restructured in a manner acceptable to the Agent; or

•	requiring the US$ 50 million revolving credit be repaid and canceled within 180 days from such notification.

EIB Financing — Own Resources Finance Contract

Pursuant to finance documents entered into among EIB, MRDC and the company on February 15, 1996, EIB agreed to lend funds in an amount of 25 million ECUs to MRDC, such funds to be on-lent to Lihir for the financing of the Lihir operation pursuant to an on-lending agreement between Lihir and MRDC. Under these finance documents, the credit was required to be linked to past or planned expenditures in connection with the metallurgical plant or the oxygen plant described in the technical description attached thereto. Lihir drew the entire funds during the 1997 year which were used to fund the purchase of the oxygen plant and processing equipment. Although the funds are lent to MRDC, the credit was disbursed directly to Lihir in US Dollars in the amount of approximately US$26.5 million.

Interest on funds lent to MRDC under the EIB finance documents accrues at a rate equal to the average of the rates applicable to comparable loans made by the EIB on the date of the relevant disbursement notice of 3%. The interest rate accruing on amounts on-lent by MRDC to Lihir under the on-lending agreement accrues at an annual rate equal to 8.42% which is the sum of the interest rate payable by MRDC to EIB, the annual rate subsidy of 3.42%, and a margin of 2%. The portion of interest payable under the on-lending agreement which corresponds to the interest rate subsidy will be paid by or on behalf of MRDC to the New Ireland Trust Fund in order to fund the development or maintenance of physical or social infrastructure projects for the benefit of the population of New Ireland province.

The finance documents contain, among others, undertakings from the company with respect to use of proceeds, completion of the Lihir operation, financing of cost overruns without recourse to the EIB, insurance, maintenance of the Lihir operations facilities, operation of the mine, shareholding and lending, future operations, regular reporting and environmental reporting.

The on-lending agreement was signed on December 19, 1997 which set forth the rights and obligations of MRDC and Lihir with respect to amounts on-lent to Lihir by MRDC. In order to comply with the terms of the loan agreement, the payment by Lihir of any amounts under the on-lending agreement was subordinated in right of payment and upon liquidation to the syndicated facility agreement.

The loan contains Event of Default provisions that, if satisfied, give EIB/MRDC the right to demand immediate repayment of the loan. These provisions concern events such as material misrepresentation of fact, failure to pay obligations under the loan when due, insolvency or liquidation of the Company, abandonment of a substantial part of the Company’s business, substantial reduction in the net worth of the Company, default on other major loan agreements, and any material adverse effect on the Company’s ability to service the loan. To date, no Event of Default has been triggered.

As part of the refinancing agreement signed on November 22, 2000, MRDC consented to revised terms of subordination and security in the on-lending agreement. The subordination of the on-lending agreement in terms of debt service payments will fall away on the termination of the syndicated facility agreement at maturity or earlier if the loan is pre-paid.

D. Exchange Controls

Since achieving self-government in 1973 and independence in 1975, PNG has maintained a consistent policy of welcoming direct foreign investment in most activities and foreign investment in the mining sector in particular. The Investment Promotion Act assures investors that they will have the right to remit after-tax profits and to make external debt-service and supplier payments and that there will be no expropriation without adequate compensation.

The PNG Central Banking (Foreign Exchange and Gold) Regulations generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina and require the prior approval of the PNG Central Bank to convert funds from Kina into other currencies. However, as is ordinarily the case with large mining and petroleum projects in PNG, under the Mining Development Contract the PNG Government has agreed to ensure that the PNG Central Bank will grant to the company permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds into, offshore accounts. Prior to the completion of the development of the Lihir operation, this permission was limited to certain proceeds from bank loans, insurance policies and the sale of its securities (including all of the non-Kina proceeds of the Loan and the global offering). The company is currently permitted to retain in the offshore accounts proceeds from the sale of mining products and the proceeds of bank loans and insurance policies in an aggregate amount sufficient to pay three months anticipated loan servicing obligations, payments for goods and services to persons resident outside of PNG, dividends to non-PNG shareholders and payments for certain approved reductions in share capital. To the extent the foregoing permissions are insufficient for such purposes, the company would require the approval of the PNG Central Bank to pay cash dividends to shareholders resident outside PNG or to invest or purchase goods or property outside PNG.

The Kina is subject to exchange controls. There is a limited and inefficient market for the Kina and no assurance can be given that the company will be able to convert any Kina funds it has into other currencies at rates comparable to those at which funds were initially remitted to PNG or at all.

Foreign workers employed by the company, if they are resident in Papua New Guinea, will be subject to exchange control administered by the Bank of Papua New Guinea (the Central Bank) under the Central Banking (Foreign Exchange and Gold) Regulation. A taxation clearance certificate is generally required where cumulative remittances of foreign currency exceed K50,000 in a calendar year, and formal exchange control approval is generally required where total cumulative foreign currency remittances exceed K500,000 in a calendar year (approximately US$130,000), including for the purposes of buying securities. A person in this position will be able to purchase the company’s ordinary shares or American Depositary Shares on exchanges outside Papua New Guinea on which they are listed for quotation.

A foreign worker employed by the company who is resident in Papua New Guinea will be permitted to purchase the company’s ordinary shares on the Port Moresby Stock Exchange in Papua New Guinea without any restriction. A person who is not resident in Papua New Guinea will be able to purchase the company’s ordinary shares or American Depositary Shares on the exchanges on which they are listed for quotation without any restriction.

Any person who has purchased the company’s ordinary shares would be permitted to hold them, and exercise the votes attached to them, without any limitations, subject to the provisions of the PNG Companies Act.

E. Taxation

The following discussion is a summary of United States federal income, Australian and PNG tax consequences to U.S. holders of ordinary shares or of ADSs evidenced by ADRs. The discussion does not purport to be a comprehensive discussion and is based on the United States Internal Revenue Code of 1986, as amended (the

“Code”) and the tax laws of PNG as in effect on the date hereof, which are subject to change. This discussion is also based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The discussion does not consider any specific facts or circumstances that may apply to a particular investor, some of which (for example, tax-exempt entities, banks, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors who hold ordinary shares or ADRs as part of straddles or hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Accordingly, prospective purchasers of ordinary shares or ADSs are urged to consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences including the PNG consequences of their ownership of ordinary shares or ADSs.

United States Federal Income Taxation

For purposes of this discussion, a “U.S. Holder” is any beneficial owner who or that owns the ordinary shares or ADSs as a capital asset and is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion does not address aspects of United States taxation other than federal income taxation and of PNG taxation other than income taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, PNG, and other jurisdictions tax consequences of owning and disposing of ordinary shares and ADSs.

In general, taking into account the earlier assumptions, for United States federal income purposes, holders of ADRs evidencing ADSs will be treated as the owners of the ordinary shares represented by those ADSs.

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, under United States federal income tax law, U.S. Holders will include in gross income as a dividend the gross amount of any distribution paid (before reduction for PNG withholding taxes) by the company to the extent of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is received, actually or constructively, by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The amount of the distribution will be the U.S. dollar value of the PNG Kina payments made, determined at the spot PNG Kina/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary U.S. sourced income or loss. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holders basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain conditions and limitations, the PNG tax withheld and paid over to PNG will be eligible for credit against the U.S. Holder’s United States federal income tax liability.

For foreign tax credit purposes, the dividend will be income from sources without the United States, but generally will be “passive income” (or, in the case of certain holders, “financial services income”) which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Distributions of additional ordinary shares to U.S. Holders with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all shareholders of the company generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize U.S. sourced gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and, if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year, will be a long-term capital gain or loss. Long-term capital gains of a non-corporate U.S. Holder are generally subject to a maximum tax rate of 20%.

Passive Foreign Investment Company Considerations

The company believes that for its 1995, 1996 and 1997 taxable years, the company was a passive foreign investment company, or PFIC, for United States federal income tax purposes because the company had earned passive income from investments while it had not yet earned any income from mining operations. While in certain circumstances, a company will not be treated as a PFIC during the first taxable year in which such company has gross income, because the company had passive income for more than one taxable year before earning income from mining operations, the exception would not be applicable. Consequently, U.S. Holders of the company’s ordinary shares or ADSs whose holding period includes all or part of the 1995, 1996 or 1997 taxable years of the company will be subject to the special rules described below.

The company believes that it will not be treated as a PFIC for its 1998, 1999, 2000, 2001 and 2002 taxable years. However, the classification of the company as a PFIC will depend on a factual determination made annually and thus may be subject to change, depending upon the character of the company’s income and assets in future years. The Code treats gains from transactions in commodities, such as gold, as passive income unless “substantially all” of a company’s business is as an active producer of the commodity. The Regulations define “substantially all” to mean that 85% or more of a producer’s gross receipts must be gross receipts from sales in the active conduct of a commodities business or certain related activities. Under these rules, there can be no assurance that the company would not be treated as a PFIC in future taxable years even though it is earning income from its mining operations.

A U.S. Holder of ordinary shares or ADSs whose holding period includes a taxable year of the company in which the company was a PFIC and who does not make a “QEF election” (as described below) will be subject to the following rules:

(a)  Distributions made by the company during a taxable year to a U.S. Holder with respect to the ordinary shares or ADSs that are an “excess distribution” (defined generally as the excess of the amount received with respect to the ordinary shares or ADSs in any taxable year in excess of 125 percent of the average received in the shorter of either the three previous years or the U.S. Holder’s holding period before the taxable year) must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year is included as ordinary income in the U.S. Holder’s gross income for that year. The amount allocated to each prior taxable year is taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

(b)  The entire amount of any gain realized upon the sale or other disposition of ordinary shares or ADSs will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have the company treated as a “qualified electing fund” (a “QEF election”) in the first taxable year in which the U.S. Holder owns the ordinary shares or ADSs and for which the company is treated as a PFIC, and the company complies with certain reporting requirements. The company intends to comply with all reporting requirements necessary for a U.S. Holder to make a QEF election and will provide to U.S. Holders such information as may be required to make such a QEF election effective.

A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the company in which the company is a PFIC (which, as discussed above, may be a significant number of taxable years), regardless of whether or not distributions were received. The U.S. Holder’s basis in the ordinary shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

For taxable years beginning after 1997, a U.S. Holder of ordinary shares or ADSs in a PFIC that are treated as “marketable stock” may also make a mark-to-market election. An electing shareholder will not be subject to the PFIC rules described above. Instead, in general, an electing shareholder will include in each taxable year as ordinary income the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over their adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

A U.S Holder who makes the mark-to-market election (described above) but who did not make a QEF election for any holding periods prior to December 31, 1997, in which the company was a PFIC, will be subject to the PFIC rules in the first taxable year of making the mark-to-market election, with respect to any distribution on or disposition of such ordinary shares or ADSs or with respect to any amount includable as a result of making the mark-to-market election.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

A U.S. Holder who owns ordinary shares or ADSs during any year that the company is a PFIC must file Internal Revenue Service Form 8621.

Australian Taxation

Australian stamp duty is not payable on transfers made on or after 1 July 2001 of marketable securities that are quoted on the Australian Stock Exchange and registered in Australia. No Australian stamp duty is payable on the issue or transfer in the United States of an ADR for Lihir Gold shares.

Papua New Guinea Taxation

The application of PNG taxation to U.S. Holders in relation to income derived from their ADRs or ordinary shares will depend upon whether they are resident in PNG or not. A person, other than a company, will normally be a resident of PNG if that person:

is domiciled in PNG, unless the person’s permanent place of abode is outside PNG; or

has been in PNG for more than one half of the year of income, unless that person has a usual place of abode outside PNG and does not intend to take up residence in PNG.

A company will normally be a resident of PNG if it is incorporated in PNG or if it carries on business in PNG and has either its central management and control in PNG or its voting power is controlled by shareholders who are residents of PNG.

A superannuation fund will be a resident of PNG if it is established or managed in PNG.

Dividends paid by the company after January 1, 2001, including those paid to residents of PNG, will generally be subject to 10% (17% previously) dividend withholding tax. Dividends paid to resident and non-resident superannuation funds are exempt from the withholding tax.

If a US Holder is not a resident of PNG, the dividend (withholding) tax on the Holder’s ordinary shares will be a final PNG tax on that income provided that the U.S. Holder does not carry on business through a permanent establishment in PNG. Assuming that the US Depositary for the ADRs never becomes a resident of PNG, this will apply to the ordinary shares held by the Depositary on behalf of the ADR holders and further distributions of the dividend income by the Depositary to the ADR holders who are themselves not resident in PNG will not be liable to any further PNG tax.

If a US Holder is a resident of PNG, dividends paid by the company on the ordinary shares held by that person and income received from the ADRs held by that person will be assessable income in PNG and, after any allowable deductions are made, will be subject to income tax at the normal rates applicable to individuals and companies. A credit may be claimed for the dividend (withholding) tax which has already been paid.

The sale of ordinary shares or ADRs may generate assessable income to certain U.S. Holders, such as banks, insurance companies and other persons or institutions in the business of investment, if such sale is carried out in PNG or if the business is carried on in PNG through a permanent establishment and the income earned is effectively connected with that permanent establishment. Any such income would be assessable (after any allowable deductions are made) at the ordinary rates applicable to individuals or companies.

In addition, although PNG does not have a capital gains tax as such, any person deriving in PNG a profit arising from the sale of any property acquired for the purpose of profit-making by sale, or from the carrying on or carrying out of any profit making undertaking or scheme, will be liable to tax in PNG on that profit. Such profit will be included in that person’s assessable income and, after any allowable deductions are made, will be subject to income tax at the normal rates applicable to individuals and companies.

Transfers of marketable securities which are registered in PNG will be liable to PNG stamp duty as follows:

•	if transferred through a stock broker registered to operate on the Port Moresby Stock Exchange, the transfer is exempt from stamp duty;

•	if transferred through a recognized broker or broker’s agent, at the rate of 0.2% payable by the vendor and 0.2% payable by the purchaser of the sale/purchase price for the securities; and

•	otherwise at the rate of 1% of the value of the securities, payable by the purchaser or transferee.

No PNG stamp duty will be payable on the issue or stock market transfer of an ADR, provided that the ADR is registered on a register located outside PNG and the transfer is effected on that register.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

All company documents are in English and may be inspected at the registered office in Port Moresby, PNG with the benefit of advance notice.

It is also possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

A. Quantitative Information about Market Risk

Gold Commodity Price Risk

Market risks relating to the company’s operations result primarily from changes in the market price for gold. The following tables summarizes Lihir’s gold price hedging program as at December 31, 2002:

Put Options Bought

Year	Ounces	Average	Revenue
		Strike price	(US$ millions)
		(US$/Oz)
2004	20,000	335.00	6.7
2005	95,000	320.39	30.4
2006	39,000	325.26	12.7
2007	96,000	319.17	30.6
2008	40,000	335.00	13.4

Total	290,000	323.66	93.8

Call Options Sold

Year	Ounces	Average
		Strike price
		(US$/Oz)
2004	20,000	365.00
2005	95,000	326.71
2006	39,000	336.74
2007	96,000	319.08
2008	20,000	365.00

Total	270,000	331.12

Forwards

Year	Ounces	Average	Revenue
		Strike price	(US$ millions)
		(US$/Oz)
2003	311,977	329.60	102.8
2004	217,977	325.38	70.9
2005	178,988	335.27	60.0
2006	222,500	321.90	71.6
2007	330,000	323.76	106.8
2008	375,475	331.96	124.6
2009	243,185	350.76	85.3
2010	10,000	327.00	3.3

Total	1,890,101	330.90	625.3

The revenue figures shown in the above tables are those that will be received if, in the case of options, those options are exercised. For put options bought by Lihir, this will be the case when the prevailing spot price at the exercise date is below the put option strike price. For call options bought by Lihir, the option would be exercised and the resulting ounces sold at the prevailing spot price only if the spot price were to be greater than the call strike price. For call options sold by Lihir, Lihir will be obliged to deliver gold at the strike price if required to do so by the counter-party. This is only likely to occur if the spot price is greater than the call strike price. In the case of Fixed Rate Forwards, Lihir is obliged to sell the relevant number of ounces at the specified strike price on the value date, and the revenue shown above is that which will actually be received.

The minimum total revenue generated from these programs will be US$719 million (2001: US$737 million and 2000: US$640 million). Revenue generated from the same number of ounces at the prevailing spot price at December 31, 2002 of US$342.75 per ounce would be US$747 million (2001: US$634 million at US$276.50 per ounce and 2000: US$532 million at US$272.25 per ounce).

On December 31, 2002, the estimated fair value of the total hedge program as determined by independent party based on the ruling spot price of US$342.75 (2001: US$276.5 and 2000: US$272.25) was negative US$65.8 million (2001: positive US$59.8 million and 2000: positive US$54.4). At the spot price plus 10% (US$377.0) the estimated fair value would be approximately US$150 million out-of-the-money. Conversely at the spot price less 10% (US$308.5) the estimated fair value would be US$0 million. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that Lihir would expect to receive or pay to terminate the agreements at the reporting date. Fair value of put options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

Net profit for 2002 included revaluation revenue relating to ineffective hedges of US$2.3 million (2001: 5.0 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The US$2.3 million (2001: $US5.0 million, 2000: US$ nil) revenue has primarily arisen due to lease rates falling to historical levels, across the curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2002, shareholders equity included a hedging fair value reserve of negative US$69.5 million (2001: positive US$53.6 million).

Interest Rate and Exchange Rate Risk

The company does not use financial instruments to hedge interest rate or exchange rate exposure.

The company’s interest expenses are most sensitive to changes in the London Inter-Bank Offered Rate (LIBOR) as its borrowings under the syndicated facility agreement bear a LIBOR based interest rate. At December 31, 2002, the group had US$23.0 million outstanding on its variable rate loans. In addition it had US$17.5 million outstanding on the fixed rate (8.42%) EIB loan, partially offset by primarily US$ denominated cash deposits amounting to US$32.5 million. The potential loss to the group over one year that would result from a hypothetical, instantaneous and unfavourable change in 100 basis points in the interest rates of all variable financial assets and liabilities (excluding the EIB loan which is fixed rate and cash deposits) on December 31, 2002 would be approximately US$0.2 million. Including the cash on deposit component in the calculation, the net interest rate exposure would reduce to less than US$(0.1) million.

The company’s functional currency is the US dollar but some transactions are denominated in Australian dollars and Kina. By way of illustration of the sensitivity of exchange rates on such transactions, a 10% change in the Australian to US dollar exchange rate would have a US$0.4 million impact on earnings after tax. Similarly a 10% change in the Kina to US dollar exchange rate would have a US$0.2 million impact on earnings after tax.

B. Qualitative Information about Market Risk

Market risks relating to the company’s operations result primarily from changes in the market price for gold and changes in interest rates. The company does not use derivative securities or other financial instruments for trading purposes and is not party to any leveraged derivatives.

To reduce the risk related to the decrease in the market price of gold, the company has entered into hedging transactions, which include put options, spot deferred and forward sales covering a portion of its gold production and fixed future prices. The company assesses the exposure that may result from a hedging transaction prior to entering into commitment, and only enters into transactions that it believes accurately hedge the underlying risk and could be safely held to maturity. The company regularly reviews its unrealized gains and losses on hedging transactions. The company is also required by its obligations under the former loan agreement and under the new syndicated facility agreement to hedge against decreases in the market price of gold in order to maintain minimum revenue amounts on a portion of its gold production. For a qualitative discussion of the company’s hedging strategies, see “Item 5 — Operating and Financial Review and Prospects — Operating Results — Revenues - Hedging”.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of
Proceeds

None.

PART IV

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

See pages F-1 through F-34 incorporated herein by reference.

Item 19 — Exhibits

Exhibit 1	Constitution of Lihir Gold Limited, effective as of April 28, 1998. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (a)	European Investment Bank Finance Contract between EIB, MRL and Lihir, dated December 28, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1996)

Exhibit 2 (b)	Subordinated On-Lending Agreement Amending Agreement No. 2 between Mineral Resources Development Company Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (c)	Syndicated Facility Agreement among Lihir, ABN AMRO Australia Limited, ABN AMRO N.V. (Australian Branch) dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (d)	Lihir Gold Security Trust Deed among Lihir, ABN AMRO Australia Limited, Mineral Resources Development Company Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd and certain hedge counter-parties, dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (e)	Refinancing Co-ordination Deed among Lihir, UBS Australia Limited, UBS AG, London Branch, Citibank, N.A., ABN AMRO N.V., (Australian Branch), ABN AMRO Australia, Mineral Resources Development Company Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (f)	Lihir Gold Present Assets Charge (Australia) among Lihir between Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (g)	Lihir Gold Future Assets Charge (Australia) among Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (h)	Lihir Gold Offshore Assets Charge among Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (i)	Lihir Gold Deed of Security (PNG) among Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (e)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (f)	PutPut and Ladolam Relocation Agreement, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (g)	Contract Explosives Services Contract, dated as of March 14, 1996, between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

Exhibit 4 (h)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir, Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (i)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated as of May 19, 1995 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (j)	Extension agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated as of January 31, 2001 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 8	Significant Subsidiaries.

Certain Definitions

“ADRs” means American Depositary Receipts evidencing ADSs.

“ADSs” means American Depositary Shares, each of which represents 20 ordinary shares.

“ASX” means the Australian Stock Exchange Limited.

“Australian dollar” and “A$” each mean the lawful currency of the Commonwealth of Australia.

“Blasting Contractor” means Orica Papua New Guinea Ltd.

“Compensation Agreement” means the Compensation Agreement for Land, Crops, Water and Air among Lihir Management, Lihir Mining Area Landowners Association Inc, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and The United Church in PNG and the Solomon Islands, dated April 26, 1995.

“CRA” means CRA Limited, an Australian mining company which, in December 1995, adopted a dual-listed companies structure with Rio Tinto, to form the Rio Tinto Group.

“Integrated Benefits Package” means the package of compensation agreements between Lihir Management Company and the people of Lihir represented by The Nimamar Development Authority and the landowners of Lihir represented by the Lihir Mining Area Landowners Association Inc.

“Kina” and “K” each mean the lawful currency of PNG.

“Lihir Group” means collectively the four islands (Niolam, Masahet, Mahur and Mali) located in the Province of New Ireland, PNG.

“Lihir Island” means Niolam Island.

“Lihirians” means collectively the inhabitants of the Lihir Group.

“Mining Development Contract” means the Mining Development Contract between PNG and the company, dated March 17, 1995.

“MRDC” means Mineral Resources Development Company Limited, a company that is wholly-owned by the PNG Government.

“MRL” means Mineral Resources Lihir Limited, a wholly owned subsidiary of MRDC.

“Niugini Mining” means Niugini Mining Limited.

“Orogen Minerals” means Orogen Minerals Limited.

“Orogen Lihir” means Orogen Minerals Lihir Limited.

“PNG” means the Independent State of Papua New Guinea.

“Project Assignment Agreement” means the Project Assignment Agreement among Southern Gold, Niugini Mining, MRL, PNG and the company, dated March 17, 1995.

“Rio Tinto” or “Rio Tinto Group” means the entity created by the unification of The RTZ Corporation PLC and CRA in December 1995 pursuant to the adoption by such companies of a dual listed companies structure.

“Southern Gold” means Southern Gold (Bahamas) Ltd, a company, since deregistered, owned by Rio Tinto (75%) and Vengold (25%).

“Special Mining Lease” means the Special Mining Lease issued by the PNG Department of Mining and Petroleum dated March 17, 1995.

“State Equity Acquisition Agreement” means the State Equity Acquisition Agreement among Kennecott, Niugini Mining, MRL and PNG, dated March 17, 1995.

“Technical Services Agreement” means the Technical Services Agreement between Sherritt and Lihir Management Company, dated August 5, 1995.

“Technical Services Agreement (North America)” means the Technical Services Agreement (North America) between Sherritt Inc and Lihir Management Company, dated August 5, 1995.

“Technical Support Agreement” means the Technical Support Agreement between Rio Tinto and Lihir Management Company, dated June 30, 1995.

“US dollars”, “US$”, “$” and “dollars” each mean the lawful currency of the United States of America and “A$” means Australian dollars.

“Vengold” means Vengold, Inc.

Glossary Of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock, commonly due to hydrothermal activity

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors. The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Benthic”	The portion of the sea floor within which living organisms live

“Benthos”	Organisms that live within the sea floor

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	In resource/reserve estimation, the lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculent”	An additive introduced to promote precipitation in a solution.

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as a soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapours emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure — an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a resource for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000 — 2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulfide

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore or marginal grade material

“Stripping”	The process of removing overburden to expose ore

“Stripping ratio”	In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste : tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

Conversion Table

Units of Measure

“US$/ oz. gold”	US dollars per troy ounce of gold
“US$/ t ore”	US dollars per tonne of ore
“C”	Degrees Celsius
“g Au/t”	Grams of gold per tonne
“ha”	Hectares
“kg”	Kilograms
“kg Au/t”	Kilograms of gold per tonne
“kPa”	kilo Pascals
“kt”	kilo tonnes
“m(2)”	Square meters
“m(3)”	Cubic meters
“mtpy”	Million tonnes per year
“t/d”	Tonnes per day
“t/h”	Tonnes per hour

Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9
“1 cubic meter”	35.314 cubic feet
“1 gram”	0.03215 troy ounces
“1 gram Au/tonne”	0.02917 troy ounces gold/ton
“1 hectare”	2.471 acres
“1 kilogram”	2.205 pounds
“1 kilometer”	0.62 statute miles
“1 kilopascal”	0.145 pounds per square inch
“1 kilo tonne”	1102.31 short tons
“1 meter”	3.281 feet
“1 millimeter”	0.039 inches
“1 square kilometer”	0.3861 square miles
“1 square meter”	10.764 square feet
“1 tonne”	1.1023 short tons

     SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIHIR GOLD LIMITED
     (Registrant)

/s/ Neil Swan

     Name:   Neil Swan

     Title:     Managing Director

Date:  25 May 2003

Certification

I, Neil Swan, certify that:

1.     I have reviewed this Annual Report on Form 20-F of Lihir Gold Limited;

2.     Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.     Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 14 and 15d – 14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Neil Swan

Chief Executive Officer
Date: June 9 2003

Certification

I, Nick Lambeth, certify that:

1.     I have reviewed this Annual Report on Form 20-F of Lihir Gold Limited;

2.     Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.     Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 14 and 15d – 14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Nick Lambeth

Chief Financial Officer
Date: June 9 2003

Exhibit Index

Exhibit	Description	Page

1	Constitution of Lihir Gold Limited, effective as of April 28, 1998. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

2 (a)	European Investment Bank Finance Contract between EIB, MRL and Lihir, dated December 28, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1996)

2 (b)	Subordinated On-Lending Agreement Amending Agreement No. 2 between Mineral Resources Development Company Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

2 (c)	Syndicated Facility Agreement among Lihir, ABN AMRO Australia Limited, ABN AMRO N.V. (Australian Branch) dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

2 (d)	Lihir Gold Security Trust Deed among Lihir, ABN AMRO Australia Limited, Mineral Resources Development Company Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd and certain hedge counter-parties, dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

2 (e)	Lihir Gold Present Assets Charge (Australia) among Lihir between Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

2 (f)	Lihir Gold Future Assets Charge (Australia) among Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

2 (g)	Lihir Gold Offshore Assets Charge among Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

2 (h)	Lihir Gold Deed of Security (PNG) among Lihir and ABN AMRO Australia Limited dated November 22, 2000. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (e)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995)

Exhibit	Description	Page
Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (f)	PutPut and Ladolam Relocation Agreement, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (g)	Contract Explosives Services Contract, dated as of March 14, 1996, between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

4 (h)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir, Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000)

4 (i)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated as of May 19, 1995 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

4 (j)	Extension agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated as of January 31, 2001 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

8	Significant Subsidiaries.

FINANCIAL STATEMENTS

LIHIR GOLD LIMITED

Audited financial statements

Report of Independent Accountants
To the Board of Directors and Shareholders of Lihir Gold Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cashflows and of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries at December 31, 2002, 2001, and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated operating profit after income tax for the years ended December 31, 2002, 2001, and 2000, and the determination of consolidated shareholders’ equity at December 31, 2002, 2001, and 2000, to the extent summarised in Note 29 to the financial statements.

PricewaterhouseCoopers

Port Moresby, Papua New Guinea
March 7, 2003

F-A

LIHIR GOLD LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
For the Years Ended December 31, 2002, 2001 and 2000

	Note	2002	2001	2000
		US$'000	US$'000	US$'000

Sales revenue	6	213,189	233,155	226,583

Operating expenses
Mining expenses		(72,966)	(65,724)	(58,850)
Processing costs		(30,446)	(31,842)	(32,272)
Power generation costs		(24,103)	(24,450)	(23,247)
General and administrative costs		(31,300)	(21,409)	(24,062)
Refining, royalty and management fees		(7,933)	(7,961)	(8,315)
Costs deferred and transferred to inventories		19,556	3,080	6,583
Impairment (charge) / reversal: mine properties, deferred mining costs		37,893	—	(120,645)
Impairment of low grade stockpile		(4,392)	(5,841)	(7,965)
Contract mining cancellation fees		—	—	(7,706)
Depreciation and amortisation		(27,135)	(31,899)	(35,115)

Total operating expenses	6	(140,826)	(186,046)	(311,594)

Profit / (loss) from operating activities		72,363	47,109	(85,011)

Interest income		1,015	1,805	2,822
Finance costs		(3,705)	(6,164)	(17,166)

Profit / (loss) from ordinary activities before taxation	6	69,673	42,750	(99,355)

Income tax	15	(16,426)	16,426	—

Profit / (loss) from ordinary activities after taxation		53,247	59,176	(99,355)

Earnings per share	27
- Basic (US$/share)		.047	.052	(0.087)
- Diluted (US$/share)		.047	.052	(0.087)

     The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED BALANCE SHEET
As At December 31, 2002, 2001 and 2000

		2002	2001	2000
	Note	US$’000	US$’000	US$’000

ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	33,817	37,915	40,823
Derivative financial instruments	24	1,948	30,633	—
Inventories	9	46,972	32,843	40,540
Receivables	10	4,652	15,127	28,171
Prepayments		422	456	1,640
Deferred hedging costs	24	—	—	4,230
Deferred mining costs	11	4,185	862	9,215

TOTAL CURRENT ASSETS		91,996	117,836	124,619

NON-CURRENT ASSETS
Derivative financial instruments	24	10,037	31,969	—
Receivables	10	2,793	1,180	2,015
Deferred mining costs	11	17,720	16,440	5,240
Mine properties	12	454,138	417,830	411,586
Deferred hedging costs	24	—	—	4,115

TOTAL NON-CURRENT ASSETS		484,688	467,419	422,956

TOTAL ASSETS		576,684	585,255	547,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	7	1,297	—	—
Derivative financial instruments	24	6,133	—	—
Accounts payable	13	14,382	26,612	24,823
Provisions	14	2,218	2,927	4,423
Borrowings	22	3,510	3,775	3,510
Deferred hedging income	24	—	—	32,071

TOTAL CURRENT LIABILITIES		27,540	33,314	64,827

NON CURRENT LIABILITIES
Derivative financial instruments	24	71,619	2,846	—
Provisions	14	14,067	12,289	10,613
Borrowings	22	37,048	40,558	69,262
Deferred hedging income	24	—	—	19,417

TOTAL NON CURRENT LIABILITIES		122,734	55,693	99,292

TOTAL LIABILITIES		150,274	89,007	164,119

SHAREHOLDERS’ EQUITY Share capital	19	873,822	873,822	873,822
Fair value and other reserves		(69,469)	53,616	—
Accumulated losses		(377,943)	(431,190)	(490,366)

TOTAL SHAREHOLDERS’ EQUITY		426,410	496,248	383,456

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		576,684	585,255	547,575

     The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Years Ended December 31, 2002, 2001 and 2000

	Share		Retained
	Capital	Fair value	Earnings /
	(Note 19)	Reserves	(Losses)	Total
	US$'000	US$'000	US$'000	US$'000

Balance at January 1, 2000	819,225	—	(391,011)	428,214
Profit / (loss) for the year	—	—	(99,355)	(99,355)
Issue of share capital	54,597	—	—	54,597
Balance at December 31, 2000	873,822	—	(490,366)	383,456
Profit / (loss) for the year	—	—	59,176	59,176
Effect of adopting IAS39	—	97,559	—	97,559
Deferred tax on adoption	—	(16,325)	—	(16,325)
Fair value gains on cash flow hedges	—	26,102	—	26,102
Net movement of deferred tax	—	(101)	—	(101)
Reclassified and reported in the income statement	—	(53,619)	—	(53,619)
Balance at December 31, 2001	873,822	53,616	(431,190)	496,248
Profit / (loss) for the year	—	—	53,247	53,247
Fair value losses on cash flow hedges	—	(114,095)	—	(114,095)
Net movement of deferred tax	—	16,426	—	16,426
Reclassified and reported in the income statement	—	(25,416)	—	(25,416)
Balance at December 31, 2002	873,822	(69,469)	(377,943)	426,410

     The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000

	Note	2002	2001	2000
		US$'000	US$'000	US$'000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from operating activities		199,201	208,946	213,249
Payments arising from operating activities		(173,988)	(142,772)	(160,057)
Interest received		1,015	1,805	2,822
Interest and finance charges paid to third parties		(3,411)	(5,898)	(16,886)
Net cash flows from operating activities	8	22,817	62,081	39,128
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment		(25,981)	(36,898)	(54,681)
Cash inflows on acquisition of subsidiary		—	—	52,541
Proceeds of disposal of fixed assets		1,544	349	149
Net cash used in investing activities		(24,437)	(36,549)	(1,991)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		—	—	—
Proceeds from restructure of hedge book		—	—	42,600
Repayment of term debt		(3,775)	(28,440)	(85,789)
Proceeds of equity issue		—	—	—
Net cash used in financing activities		(3,775)	(28,440)	(43,189)
Net increase/(decrease) in cash held		(5,395)	(2,908)	(6,052)
Cash balance at beginning of year		37,915	40,823	46,875
Net increase/(decrease) in cash held		(5,395)	(2,908)	(6,052)
Cash balance at end of year	7	32,520	37,915	40,823

     The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are presented in accordance with the Papua New Guinea Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board (ASB). These financial statements have been prepared in accordance with International Financial Reporting Standards, which have been adopted by the ASB as the applicable financial reporting framework.

The financial statements have also been prepared on the basis of historical costs except as disclosed in the accounting policies below. For example, financial instruments are shown at fair value. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

(a)	Exploration and evaluation expenditure

The Group expenses exploration and evaluation costs as incurred.

(b)	Development properties

A property is classified as a development property when a mine plan has been prepared, proved and probable resources have been established, and the Group has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral reserves have been identified and are reasonably assured.

All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.

No amortisation is provided in respect of development properties until they are reclassified as “Mine Properties”, following the commencement of commercial production. For the period under review the Group has had no properties in the development stage. No development expenditure is currently being incurred or capitalised.

(c)	Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Group in relation to areas of interest in which mining of a mineral resource has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs is provided for using the units-of-production method, separate calculations being made for each mineral resource. The units-of-production basis results in an amortisation charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively in the period of change and future periods.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(d)	Capitalisation of financing costs

Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Interest earned on the temporary investment of borrowed funds and funds received in connection with the sale of equity securities prior to the expenditure being made is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised.

Prior to the commencement of commercial production in 1997, the amount of interest costs eligible for capitalisation were based on actual interest costs incurred, as the borrowings were incurred to fund development of the mine property. Capitalisation of borrowing costs ceased following the commissioning of the assets upon commencement of commercial production. These are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves. For the years ended 31 December 2002, 2001 and 2000, no interest costs were capitalised.

(e)	Mine buildings, plant and equipment

The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The total net carrying values of mine building, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Major spares purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. The remaining life of the mine is approximately 24 years. Those assets depreciated on a straight line basis are done so predominantly over a life of five years.

	Percentage	Percentage
	Depreciated	Depreciated
	As	As
Fixed Asset Classification	Units-of-Use	Straight Line

Deferred Expenditure	100%	—
Land & Buildings	100%	—
Plant & Equipment	89%	11%
Grand Total	90%	10%

The classification of “Land and Buildings” does not include freehold land as depreciable assets. The Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(f)	Remaining mine life

In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

(g)	Impairment of assets

Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Value in use for individual assets is calculated by discounting future cash flows using a risk adjusted pre-tax discount rate.

In 2000, an impairment loss was recognised as the recoverable amount of the company’s cash generating unit was less than the carrying amount. The cash generating unit comprises mine properties and deferred mining costs. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of US$300 and a pre-tax real discount rate of 6%.

In 2001, after applying the same principles as in 2000, no impairment was required to be recognised.

In 2002, after applying the same principles as the previous years and revisiting critical assumptions, including life of mine, remaining reserves, a long term gold price assumption of $US305 (2001: US$280) and a pre-tax real discount rate of 7.0% (2001: 6%), an impairment reversal to the value of $US37.9M was required in accordance with IAS 36.

(h)	Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on current costs to be required to settle present obligations, discounted using a pre-tax risk-free interest rate of 2.5%. Estimates of future costs are reassessed annually.

A corresponding asset, which represents future economic benefits, is raised and subsequently amortised using the units of production method.

The Company’s restoration, rehabilitation and environmental expenditure policy identifies the environmental, social and engineering issues to be considered and the procedures to be followed when providing for costs associated with the site closure. Site rehabilitation and closure involves the dismantling and demolition of infrastructure not intended for subsequent community use, the removal of residual materials and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account.

(i)	Inventories

Inventories of ore and metal are physically measured or estimated and valued at the lower of cost and net realisable value.

Cost comprises direct material, direct labour and transportation expenditure in getting such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced. Net realisable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realisable value.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(j)	Deferred mining costs

Direct expenditure on mining is brought to account for each phase of the mine’s development based on the estimated ratio of waste to ore for that phase. During the mining period the actual ratio of waste to ore removed for each phase varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to the deferred mining cost account. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to each mining phase, and not over the entire life of the mine. The impact of this method of accounting for stripping costs smoothes the cost of waste removal over the life of each mining phase, as opposed to expensing the cost of waste removal as incurred. There is mixed accounting practice in this area with some mining companies expensing waste removal costs as incurred, with the effect of creating greater volatility in reported earnings.

The current portion of the deferred mining costs represent the unamortised costs that are expected to be recouped within 12 months as mining is completed for that phase.

(k)	Revenue recognition

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

•	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Group;

•	the quantity and quality (grade) of the product can be determined with reasonable accuracy;

•	the product has been dispatched to the customer and is no longer under the physical control of the Group (or property in the product has earlier passed to the customer);

•	the selling price can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(l)	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently remeasured at their fair values. On the date a derivative contract is entered into, the Group designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.

Changes in the fair value of derivatives that are designated against future production, qualify as cash flow hedges and are deemed highly effective, are recognised in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods during which the hedged gold sales affect the income statement.

Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the income statement. However, if the committed or forecasted production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group obtains a valuation from an independent external party.

(m)	Foreign currency translation

As the Company’s revenue is denominated in US dollars and the majority of its fixed asset purchases and costs are in US dollars or currencies related to US dollars, the Company’s Directors have adopted the US dollar as the Company’s measurement and reporting currency.

Foreign currency transactions (other than US dollars) are initially translated into US currency at the rate of exchange at the date of the transaction. At the date of the balance sheet, amounts payable and receivable in foreign currencies are translated to US dollars at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(n)	Income tax

Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

(o)	Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership are assumed by the Group, are classified as finance leases. Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Penalties paid for early settlement of leases are expensed.

(p)	Cash and Cash Equivalents

For the purpose of the statement of cash flows and balance sheet, cash includes:

(i)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii)	investments in money market instruments with less than 90 days to maturity from the date of acquisition.

(q)	Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(r)	Rounding of amounts

The Financial Statements have been rounded to the nearest thousand dollars.

(s)	Consolidation

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. In the separate financial statements of the Company, the Company accounts for investments in subsidiaries at cost less any impairment.

(t)	Significant risks and uncertainties

The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated 17 March 1995 (the “Mining Development Contract”), with the PNG Government which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation.

(u)	Use of Estimates

The preparation of Financial Statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to the long-term gold price, mineral reserves and remaining mine lives, provision for restoration and rehabilitation obligations, recoverability of deferred tax assets, recoverability of long-lived assets (including ore stock piles), depreciation and amortisation. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 2: CHANGE IN ACCOUNTING POLICY

The company adopted IAS 39 in 2001 as disclosed in accounting policy note 1 (l). In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 are not restated. The impact of this standard led to an increase in profits before tax for the current year of US$2.3 million (2001: US$5.0 million) and a net fair value loss, as disclosed in the statement of changes in equity, of US$69.5 million (2001: US$70.0 million, net fair value gain) before tax.

No new Standards applicable to Lihir, require changes to the Group’s accounting policies. There were no other changes in accounting policy for 2002.

Although a number of exposure drafts have been issued there are no new effective International Financial Reporting Standards for 2003. Lihir does not anticipate any changes in accounting policies for 2003.

NOTE 3: SPECIAL MINING LEASE

The Special Mining Lease was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.

NOTE 4: REQUIREMENTS REGARDING CASH RESERVES

The Papua New Guinea Central Banking (Foreign Exchange and Gold) Regulations generally require PNG companies to hold all cash reserves in Kina. Prior approval of the Bank of Papua New Guinea is required to convert funds from Kina into other currencies.

Under the Mining Development Contract, however, the Company has permission to retain funds in foreign currencies to meet its obligations.

NOTE 5: DIVIDEND RESTRICTIONS

The Syndicated Finance Facility signed on 22 November 2000 permits the payment of dividends and other distributions only if certain conditions are met. Lihir may generally at any time prior to the next Calculation Date (30 June and 31 December each year as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to a debt service cover ratio of not less than 1.25:1 and a life of mine cover ratio of not less than 2.50:1.

The most recent debt service cover ratio and life-of-mine cover ratio agreed with ABN Amro Ltd in terms of the agreement were 35.6:1 (2001: 45.0:1) and 42.8:1 (2001: 15.7:1) respectively.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 6: OPERATING PROFIT / (LOSS)

	2002	2001	2000
	US$'000	US$'000	US$'000
Operating profit / (loss) before taxation has been determined after crediting / (charging):
SALES
Gold sales at spot	183,207	174,719	168,595
Realisation of hedging instruments	13,655	25,764	53,073
Gold lease rate fees	2,339	(185)	229
Fair value gains	2,227	5,003	—
Realisation of deferred hedging income	15,889	32,071	9,110
Realisation of deferred hedging costs	(4,128)	(4,217)	(4,424)
	213,189	233,155	226,583
REFINING, ROYALTY AND MANAGEMENT FEES
Refining costs	(556)	(604)	(540)
Royalties on sales	(3,975)	(4,016)	(4,648)
Management fees	(3,402)	(3,341)	(3,127)
	(7,933)	(7,961)	(8,315)
OTHER OPERATING COSTS
Operating consumables	(74,486)	(65,721)	(57,428)
Contracted services	(36,012)	(28,682)	(35,819)
Staff costs	(17,277)	(17,177)	(17,138)
Mining levy	(5,625)	(7,580)	(5,499)
Insurance	(4,210)	(2,379)	(2,784)
Air travel	(3,004)	(2,173)	(2,150)
Operating lease rentals	(1,254)	(2,035)	(1,294)
Consultants	(2,009)	(1,524)	(2,073)
Donations and community assistance	(197)	(417)	(364)
Net foreign exchange gains and losses	(2,537)	(6,444)	1,239
Provision for store stock obsolescence	(692)	(987)	104
Provision for doubtful debts	(306)	(215)	(631)
Costs deferred and transferred to inventories	19,556	3,080	6,583
Impairment (charge) / reversal: mine properties, deferred mining costs	37,893	—	(120,645)
Low grade stockpile impairment	(4,392)	(5,841)	(7,965)
Contract mining cancellation fees	—	—	(7,706)
Other costs	(11,206)	(8,091)	(14,594)
	(105,758)	(146,186)	(268,164)
DEPRECIATION AND AMORTISATION
Depreciation and amortisation of costs of mine properties	(26,745)	(31,552)	(34,801)
Other	(390)	(347)	(314)
	(27,135)	(31,899)	(35,115)
OPERATING COSTS	(140,826)	(186,046)	(311,594)
NET FINANCING COSTS
Interest income	1,015	1,805	2,822
Finance costs	(3,705)	(6,164)	(17,166)
	(2,690)	(4,359)	(14,344)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 7: CASH AND CASH EQUIVALENTS

	2002	2001	2000
	US$’000	US$’000	US$’000

Cash at bank and on hand	23,304	24,201	29,428
Short term deposits with financial institutions	10,513	13,714	11,395
	33,817	37,915	40,823
Bank overdraft	(1,297)	—	—
	32,520	37,915	40,823

NOTE 8: NET CASHFLOW FROM OPERATING ACTIVITIES

	2002	2001	2000
	US$’000	US$’000	US$’000

Reconciliation of cash flow from operating activities to operating profit/(loss) after tax
Operating profit/(loss) after tax	53,247	59,176	(99,355)
Depreciation and amortisation	27,135	31,899	35,115
Revaluation of financial instruments	(2,227)	(5,003)	—
Acquisition costs	—	—	1,814
Asset impairment charge/(reversal): mine properties	(36,960)	—	116,359
Asset impairment charge/(reversal): deferred mining costs	(933)	—	4,286
Impairment of low grade stockpiles	4,392	5,841	7,965
Writedown of other assets	—	—	209
Amortisation of deferred hedging income	(15,889)	(32,071)	(9,110)
Amortisation of deferred hedging costs	4,128	4,217	4,424
Provision for doubtful debts	306	215	652
Profit/loss on disposal of assets	(664)	233	25
Income tax expense/(benefit)	16,426	(16,426)	—
(Increase)/decrease in debtors	8,590	14,848	(17,818)
(Increase)/decrease in inventories	(18,520)	1,856	(16,622)
(Increase)/decrease in deferred mining costs	(3,670)	(2,846)	10,499
(Decrease)/increase in creditors	(12,230)	8,480	(699)
De-recognition of creditors balances	—	(6,692)	—
(Decrease)/increase in rehabilitation provision	293	241	280
(Decrease)/increase in other operating assets and liabilities	(607)	(1,887)	1,104
Net cash flow from operating activities	22,817	62,081	39,128

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 9: INVENTORIES

	2002	2001	2000
	US$'000	US$'000	US$'000
CURRENT
Stores	30,109	26,778	27,882
Less: Provision for obsolescence	(2,574)	(1,882)	(896)
	27,535	24,896	26,986
Production work in progress	1,652	2,261	2,750
Finished goods	5,857	1,833	973
Ore stockpiles	11,928	3,853	9,831
	19,437	7,947	13,554
Total current inventories	46,972	32,843	40,540
NON-CURRENT
Ore stockpiles	47,896	43,637	37,796
Less: Impairment provision	(47,896)	(43,637)	(37,796)
Ore stockpiles	—	—	—
Total inventories	46,972	32,843	40,540

Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.

At 31 December 2002, non-current stockpiles were fully provided against, based on their net realisable values.

The cost of finished goods inventory is stated at the lower of cost and net realisable value.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 10: RECEIVABLES

	2002	2001	2000
	US$'000	US$'000	US$'000

CURRENT
Trade receivables	—	—	8,649
VAT refunds receivable	—	12,496	16,826
Other Debtors — related parties	2,247	428	481
Other amounts receivable from third parties:	3,752	3,244	3,041
Less: Provision for doubtful debts	(1,347)	(1,041)	(826)
	4,652	15,127	28,171
NON-CURRENT
Other Debtors — related parties	2,791	1,175	2,010
Other amounts receivable	2	5	5
	2,793	1,180	2,015
Total amounts receivable	7,445	16,307	30,186

Leases accounted for as a lessor (included in “other debtors — related parties”).

The Company leases earthmoving equipment to the Lakaka Group, a landowner company, under two separate arrangements whereby the substantial risks and rewards of ownership are transferred to the other party. The term of the leases are 48 months and 36 months respectively, with commencement dates of November 2000 and October 2002. The interest rate for both leases is 9% per annum. A non-guaranteed residual amount of K100,000 is accounted for as a benefit to the Company under the terms of the earlier lease. No unearned finance income or contingent rents have been recognised as income.

	2002	2001	2000
	US$'000	US$'000	US$'000

Gross investments in finance leases
Amounts receivable not later than one year	1,006	457	571
Amounts receivable > 1 year and < than 5 years	1,138	647	1,379
Amounts receivable later than five years	—	—	—
	2,144	1,104	1,950
Unearned finance income on finance leases	(222)	(116)	(277)
Net investment in finance leases	1,922	988	1,673
Amounts receivable not later than one year	864	383	435
Amounts receivable > 1 year and < than 5 years	1,058	605	1,238
Amounts receivable later than five years	—	—	—
	1,922	988	1,673

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

     Loan (included in “other debtors — related parties”)

The Group has extended unsecured loans, repayable in monthly instalments, to landowner companies. The initial loan to the Lakaka Group for PGK 2.5 million, is repayable over a ten year term at an interest rate of 10%. In 2002 the Group extended an unsecured loan to Kuridala Ltd of US$3.2 million at an interest rate of 8.77%, following the termination of a lease financing facility used to fund mining equipment owned by Kuridala Ltd.

	2002	2001	2000
	US$’000	US$’000	US$’000

Gross investments in loan Amounts receivable not later than one year	1,600	104	130
Amounts receivable > 1 year and < than 5 years	1,671	417	522
Amounts receivable later than five years	268	409	648
	3,539	930	1,300
Unearned finance income on loan	(423)	(316)	(482)
Net investment in loan	3,116	614	818
Amounts receivable not later than one year	1,383	45	46
Amounts receivable > 1 year and < than 5 years	1,496	232	258
Amounts receivable later than five years	237	337	514
	3,116	614	818

NOTE 11: DEFERRED MINING COSTS

	2002	2001	2000
	US$’000	US$’000	US$’000

CURRENT
Deferred mining costs	4,185	1,087	11,947
Less: impairment provision	—	(225)	(2,732)
	4,185	862	9,215
NON-CURRENT
Deferred mining costs	17,720	17,994	6,794
Less: impairment provision	—	(1,554)	(1,554)
	17,720	16,440	5,240
Total Deferred Mining Costs	21,905	17,302	14,455

The life of mine plan allows for a number of distinct phases, of which phases 1 to 3 have now been completed, with all previously deferred mining costs having been fully expensed in the accounts as at the end of 2002.

	2002	2001	2000
	US$’000	US$’000	US$’000

Deferred Waste by Phase
Phase 3:	—	862	9,215
Phase 4:	20,354	16,440	5,240
Phase 5:	1,551	—	—
Total Deferred Mining Costs	21,905	17,302	14,455

Phase 4 is scheduled for completion by fourth quarter 2005, by which time deferred mining costs for the phase will be fully expensed in the accounts. Phase 5 is scheduled for completion in the third quarter of 2008.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 12: MINE PROPERTIES

	2002	2001	2000
	US$'000	US$'000	US$'000

CAPITAL WORKS IN PROGRESS
Cost brought forward	21,436	9,274	14,483
Acquisitions and disposals	25,981	36,898	53,499
Transfers to mining properties	(28,935)	(24,736)	(58,708)
Costs carried forward	18,482	21,436	9,274
MINE PROPERTIES
Plant and equipment
Cost brought forward	536,744	515,883	458,165
Transfers from capital works in progress	27,720	23,348	58,030
Disposals	(3,497)	(2,487)	(312)
Cost carried forward	560,967	536,744	515,883
Depreciation brought forward	(288,892)	(267,644)	(179,077)
Charge for the year	(20,152)	(23,155)	(24,218)
Impairment (charge) / reversal	24,157	—	(64,494)
Transfer to other mining properties	—	—	—
Disposals	2,618	1,907	145
Depreciation carried forward	(282,269)	(288,892)	(267,644)
Net book value	278,698	247,852	248,239

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	2002	2001	2000
	US$'000	US$'000	US$'000

Land and Buildings
Cost brought forward	77,120	77,049	76,870
Transfers from capital works in progress	819	71	179
Cost carried forward	77,939	77,120	77,049
Depreciation brought forward	(47,537)	(45,843)	(29,609)
Charge for the year	(1,403)	(1,694)	(2,341)
Impairment reversal/(charge)	2,753	—	(13,893)
Depreciation carried forward	(46,187)	(47,537)	(45,843)
Net book value	31,752	29,583	31,206
Deferred Expenditure
Cost brought forward	267,454	266,137	265,639
Transfers from capital works in progress	396	1,317	498
Transfer from other mining properties	—	—	—
Cost carried forward	267,850	267,454	266,137
Depreciation brought forward	(156,778)	(150,075)	(103,860)
Charge for the year	(5,190)	(6,703)	(8,242)
Impairment reversal/(charge)	10,050	—	(37,972)
Transfers from other mining properties	—	—	—
Depreciation carried forward	(151,918)	(156,778)	(150,074)
Net book value	115,932	110,676	116,063
Sub-total
Cost brought forward	881,318	859,069	800,674
Transfers from capital work in progress	28,935	24,736	58,707
Disposals	(3,497)	(2,487)	(312)
Cost carried forward	906,756	881,318	859,069
Depreciation brought forward	(493,207)	(463,562)	(312,546)
Charge for the year	(26,745)	(31,552)	(34,801)
Impairment reversal/(charge)	36,960	—	(116,359)
Disposals	2,618	1,907	145
Depreciation carried forward	(480,374)	(493,207)	(463,562)
Net book value	426,382	388,111	395,508

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	2002	2001	2000
	US$’000	US$’000	US$’000

Rehabilitation
Cost brought forward	9,931	8,107	6,896
Additions and deductions	1,383	1,824	1,211
Cost carried forward	11,314	9,931	8,107
Amortisation brought forward	(1,650)	(1,303)	(989)
Charge for the year	(390)	(347)	(314)
Amortisation carried forward	(2,040)	(1,650)	(1,303)
Net book value	9,274	8,281	6,804
Total mine properties	454,138	417,830	411,586

NOTE 13: ACCOUNTS PAYABLE

	2002	2001	2000
	US$’000	US$’000	US$’000

CURRENT
Trade creditors and accruals	14,204	15,334	14,915
Mining levy payable	—	11,257	7,721
Amounts payable to related parties	178	21	2,187
	14,382	26,612	24,823

NOTE 14: PROVISIONS

	2002	2001	2000
	US$’000	US$’000	US$’000

CURRENT
Employee provisions	2,218	2,927	3,644
Other	—	—	779
	2,218	2,927	4,423
NON CURRENT
Employee provisions	858	756	721
Rehabilitation provision
- opening balance	11,533	9,466	7,975
- additional provision	1,383	1,801	1,211
- interest charge	293	266	280
- closing balance	13,209	11,533	9,466
Other	—	—	426
	14,067	12,289	10,613
Total provisions	16,285	15,216	15,036

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	2002	2001	2000
	US$’000	US$’000	US$’000

Annual leave	800	686	678
Sick leave	26	20	—
Rio Superannuation	—	1	1,530
Service bonus	1,392	2,220	1,436
Total	2,218	2,927	3,644

The Rio Superannuation provision contributions are due and payable by the Group to an independent multi employer superannuation fund. Due to the fund’s surplus position the Group enjoyed a “contributions holiday” through until December 2002, with only employee contributions being remitted. Employer contributions recommenced as of January 2003.

The service bonus is a scheme whereby employees contribute 10% of their gross fortnight / monthly salary to the Group and are entitled to receive back their contributions plus a further 10% from the Group, to be paid out in the current period.

All non-current employee provisions relate to long-service leave entitlements and are determined in accordance with the requirements for other long-term employee benefits.

NOTE 15: INCOME TAX

	2002	2001	2000
Income tax expense for the year has been calculated as follows:	US$’000	US$’000	US$’000

Profit/(Loss) for the year	69,673	42,750	(99,355)
Prima facie income tax expense / (benefit) on operating profit / (loss) at 30%	20,902	12,825	(34,774)
Tax effect of exempt and non-deductible items
- Non-deductible entertainment	1	1	1
- Non-deductible superannuation	—	(459)	22
- Non deductible rehabilitation	—	184	121
- Exempt interest income	—	—	2
- Tax loss / provision against subsidiary not recognised	213	134	228
- Foreign exchange (gains) / losses	761	—	—
- Adjustment to tax bases	(10,749)	—	—
- Deferred tax assets unrecognised / (recognised)	5,298	(29,111)	10,020
- Income tax rate change (35% to 30%)	—	—	24,380
Income tax expense / (benefit)	16,426	(16,426)	—
Deferred tax position
Depreciation and impairment differences	98,458	105,160	129,057
Tax loss	33,404	26,817	—
Derivative financial instruments	(2,169)	—	—
Fair value reserve	16,097	(16,426)	—
Provisions	3,280	1,982	1,517
Deferred hedging income	—	—	15,446
Prepayments	(86)	(87)	(84)
Other	(10,651)	(510)	112
Less deferred tax assets not recognised	(138,333)	(116,936)	(146,048)
Net deferred tax	—	—	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

At 31 December 2002 the group had a net deferred tax position of US$ nil (2001: US$ nil, 2000: US$ nil), a current period tax expense of US$16.4 million (2001: US$16.4 million tax benefit, 2000: US$ nil) included in the income statement and a tax benefit of US$16.4 million (2001: US$16.4 million tax charge, 2000: US$ nil) included in equity. At that date the group also had unrecognised tax losses of US$111.3 million (2001: US$89.4 million, 2000: US$ nil) and net deductible temporary differences of US$349.8 million (2001: US$300.4 million, 2000: US$486.0 million). The tax losses can be carried forward for a period not exceeding 20 years.

Deferred tax assets have not been recognised beyond deferred tax liabilities because the group does not consider that the realisation of the tax benefits through future taxable profits as probable, which implies a high level of likelihood. The recognition of deferred tax assets to the extent of deferred tax liabilities is required under IAS 12, as they relate to income taxes levied by the same taxation authority and the taxable temporary differences are expected to reverse in the same period as the deductible temporary differences.

In accordance with IAS 12 a Deferred Tax Asset of US$16.4 million was recognised, being to the extent of the Deferred Tax Liability, on the 31 December 2001. This arose as a consequence of the valuation of the effective portion of the hedgebook being US$54.8 million in-the-money. With the effective portion of the hedgebook valuation being US$73.0 million out-of-the-money at 31 December 2002, the Deferred Tax Liability was effectively eliminated.

As Lihir does not consider the realisation of its tax benefits as probable, no Deferred Tax Asset has been recognised. On the same basis, the Deferred Tax Asset previously raised on the 31 December 2001 was removed from the Balance Sheet, giving rise to a tax charge of US$16.4 million. This tax charge is non-cash and offsets the non-cash tax benefit of US$16.4 million recognised in the prior year.

NOTE 16: REMUNERATION AND RETIREMENT BENEFITS

(a)  Directors’ remuneration, including the value of benefits received during the year:

	2002	2001	2000
	US$'000	US$'000	US$'000

Baker, Phillips (resigned 23 January, 2002)	—	—	—
Baylis, Joseph	—	—	—
Eppler, Randy (resigned 19 April, 2002)	—	—	—
Garnaut, Ross	83	66	72
Leslie, Jonathan	—	—	—
Loudon, Geoff	19	23	28
Merton, Michael (resigned 15 May, 2000)	—	—	162
O’Reilly, John (resigned 1 November, 2002)	—	—	—
Roberts, Alan	330	300	303
Siaguru, Anthony	17	17	20
Soipang, Mark	—	2	2
Swan, Neil	298	—	—

In addition, during the year the Company paid a premium of US$55,000 (2001: US$46,000, 2000: US$34,125) for directors and officers liability insurance.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

( b) The number of employees, not including directors, whose remuneration and benefits exceeded K100,000 fall into the following bands:

Remuneration and benefit band		Number of Employees

US$	PGK	2002	2001	2000

$24,000 - $26,400	K100,000 - K110,000	1	—	1
$26,401 - $28,800	K110,001 - K120,000	—	12	—
$28,800 - $31,200	K120,001 - K130,000	1	9	2
$31,201 - $33,600	K130,001 - K140,000	2	4	—
$33,601 - $36,000	K140,001 - K150,000	2	2	—
$36,001 - $38,400	K150,001 - K160,000	—	3	—
$38,401 - $40,800	K160,001 - K170,000	4	2	—
$40,801 - $43,200	K170,001 - K180,000	2	—	—
$43,201 - $45,600	K180,001 - K190,000	1	1	1
$45,601 - $48,000	K190,001 - K200,000	1	—	—
$48,001 - $50,400	K200,001 - K210,000	3	—	2
$50,401 - $52,800	K210,001 - K220,000	4	—	2
$52,801 - $55,200	K220,001 - K230,000	3	—	3
$55,201 - $57,600	K230,001 - K240,000	1	3	5
$57,601 - $60,000	K240,001 - K250,000	3	3	2
$60,001 - $62,400	K250,001 - K260,000	1	3	8
$62,401 - $64,800	K260,001 - K270,000	—	5	6
$64,801 - $67,200	K270,001 - K280,000	1	1	5
$67,201 - $69,600	K280,001 - K290,000	1	3	3
$69,601 - $72,000	K290,001 - K300,000	—	7	5
$72,001 - $74,400	K300,001 - K310,000	1	5	4
$74,401 - $76,800	K310,001 - K320,000	—	7	1
$76,801 - $79,200	K320,001 - K330,000	—	6	2
$79,201 - $81,600	K330,001 - K340,000	1	3	2
$81,601 - $84,000	K340,001 - K350,000	2	2	2
$84,001 - $86,400	K350,001 - K360,000	4	—	—
$86,401 - $88,800	K360,001 - K370,000	4	—	—
$88,801 - $91,200	K370,001 - K380,000	9	—	1
$91,201 - $93,600	K380,001 - K390,000	10	1	1
$93,601 - $96,000	K390,001 - K400,000	6	6	—
$96,001 - $98,400	K400,001 - K410,000	4	1	—
$98,401 - $100,800	K410,001 - K420,000	7	—	1
$100,801 - $103,200	K420,001 - K430,000	2	1	—
$103,201 - $105,600	K430,001 - K440,000	1	—	—
$105,601 - $108,000	K440,001 - K450,000	—	1	—
$108,001 - $110,400	K450,001 - K460,000	1	—	1
$112,801 - $115,200	K470,001 - K480,000	1	—	—
$115,201 - $117,600	K480,001 - K490,000	2	1	—
$117,601 - $120,000	K490,001 - K500,000	1	—	—
$124,801 - $127,200	K520,001 - K530,000	1	—	—
$127,201 - $129,600	K530,001 - K540,000	1	—	—
$136,801 - $139,200	K570,001 - K580,000	—	1	—
$145,001 - $147,400	K610,001 - K620,000	—	—	1
$168,000 - $170,400	K700,001 - K710,000	1	—	—

Note: US$ bands are based on 2002 PGK exchange rates and therefore differ from those reported in prior years.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 17: RETIREMENT BENEFITS

Senior employees of the Group participate in a retirement benefit plan, and contributions are made by the Group to the plan based on 15% of the employee’s base salary. Due to the Fund’s surplus position the Group enjoyed a “contributions holiday” through until December 2002, with only employee contributions being remitted. Employer contributions recommenced as of January 2003. The plan is a multi-employer plan, and employee benefits may be either defined contribution or defined benefit, depending on elections made at time of entry.

The Group also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 9% (2001: 9%, 2000: 7%) of salary, and contributions made during the year amounted to US$512,359 (2001: US$535,369, 2000: US$367,000). This is a multi-employer plan, and members’ benefits are defined contribution.

NOTE 18: AUDITORS’ REMUNERATION

	2002	2001	2000
	US$’000	US$’000	US$’000

Fees paid/payable to the Group’s auditors for:
Auditing the Financial Statements
PricewaterhouseCoopers, PNG Firm	127	167	89
PricewaterhouseCoopers, Overseas Firms	25	439	—
Other services (Tax)	73	48	54
	225	654	143

NOTE 19: PAID UP CAPITAL

	US$’000

	2002	2001	2000

(a) Issued and paid up capital
Ordinary shares
Opening balance	873,822	873,822	819,225
Shares issued	—	—	145,157
Shares reclassified as “B” shares: Treasury shares	—	—	(90,560)
Closing balance	873,822	873,822	873,822

	Number of shares

	2002	2001	2000

(b) Issued and paid up capital
Opening balance	1,142,334	1,142,334	1,083,206
Shares issued	—	—	220,655
Treasury shares: reclassified as “B”shares	—	—	(161,527)
Closing balance	1,142,334	1,142,334	1,142,334
Consisting of:
Total shares	1,303,861	1,303,861	1,303,861
Treasury shares	(161,527)	(161,527)	(161,527)
Closing balance	1,142,334	1,142,334	1,142,334

All shares in the Company and the Group are ordinary shares, all being of the same class, (other than Treasury shares), having equal participation and voting rights. The Treasury shares are classified as “B” shares and arise from the merger with Niugini Mining Limited. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.

In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no requirement for disclosure of authorised capital.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 20: CAPITAL AND LEASING COMMITMENTS

(a)  Operating Lease Commitments

Non-cancellable operating leases contracted for but not capitalised in the accounts

	2002	2001	2000
	US$'000	US$'000	US$'000

Payable
- not later than one year	324	1,322	1,806
- later than one year but not later than 2 years	—	280	706
- later than two years but not later than 5 years	—	—	—
	324	1,602	2,512

(b)  Capital Expenditure Commitments

Capital expenditure commitments contracted for:

	2002	2001	2000
	US$'000	US$'000	US$'000

Payable
- not later than one year	10,500	6,930	13,516
- later than one year but not later than 2 years	—	—	—
	10,500	6,930	13,516

NOTE 21: CONTINGENT LIABILITIES

Environmental

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment, including the Environmental Plan agreed with the Government of Papua New Guinea. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company’s environmental and management program addresses continual monitoring of any effects on the environment, together with assessments of the work necessary to rehabilitate areas affected by mining operations after the eventual closure of operations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future rehabilitation costs are based principally on the Company’s estimates of rehabilitation and restoration activities and costs pursuant to the Environmental Plan. At December 31, 2002, 2001 and 2000 $13.2 million, $11.5 million and $9.4 million, respectively, were accrued for rehabilitation costs for areas disturbed to date. In addition, the Company has been involved in several matters concerning environmental obligations associated with former mining activities. Generally, these matters concerned developing and implementing remediation plans at the Red Dome mine site in Queensland, Australia, which was formerly operated by Niugini Mining (Australia) Pty Limited, a fully owned subsidiary of the Company. This site has subsequently been sold in 2003, and the purchaser has assumed full responsibility for environmental remediation.

Depending upon the ultimate scope and cost of work undertaken during final rehabilitation, the Company believes that it is reasonably possible that the liability for these matters could be as much as 50% greater or 25% lower than the amount accrued at December 31, 2002. The amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time. Changes in estimates are charged to Costs and expenses, Other in the period estimates are revised.

Guarantees

As part of the Group’s support of Lihirian owned businesses, the Group has provided a number of guarantees to various financiers in favour of Lihirian companies. These guarantees total approximately US$0.3 million (2001: US$0.7 million, 2000: US$1.5 million).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Claims

In December 2000 the Company’s wholly owned subsidiary — Niugini Mining (Australia) Pty Limited — terminated a sales agreement for seven mining leases located in North Queensland. The purchaser commenced an action against Niugini Mining (Australia) Pty Limited in the Supreme Court of Queensland, seeking to have the termination revoked and unspecified damages.

The action was struck out by the court in October 2001 because of the purchaser’s failure to prosecute its action against Niugini Mining (Australia) Pty Limited. The purchaser is free to lodge a new action and threatened to do so in mid-2002, however, at the time of publication, has not done so. Niugini Mining (Australia) Pty Ltd has entered into a sale agreement to sell of its North Queensland assets, including the seven mining leases to Kagara Zinc Limited, which is aware of the previous litigation. Completion of the sale of these mining leases is due in March 2003.

In June 2001 Niugini Mining (Australia) Pty Limited became a party to a native title claim over some of its mining tenements in North Queensland. Even if this claim is successful it should not impact on the mining tenements held by Niugini Mining (Australia) Pty Limited, since the Native Title Act 1993 (Cth) has confirmed that rights conferred by valid tenements prevail over any native title rights which may exist. Niugini Mining (Australia) Pty Limited’s mining tenements that are covered by this native title claim are being sold to Kagara Zinc Limited (as discussed above), which is aware of the claim.

Niugini Mining Limited received claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims date back several years and the Company is seeking to have them removed from the court list, as they have not been pursued. The Company believes from legal advice obtained that neither of these claims has substance and, if required, intends to defend both vigorously.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 22: FINANCE FACILITIES

The major facilities are summarised as follows:

(a)	Project Financing Facility

The Syndicated Finance Facility, signed on 22 November 2000, is a US$50 million revolving credit facility arranged and underwritten by ABN –AMRO Australia Limited. Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited are participating with ABN AMRO Australia Limited as financiers of the structure. The interest applicable to the facility, inclusive of political risk insurance, is 2.9% over LIBOR. The facility limit reduces as follows:

30 June 2003	US$10 million
30 June 2004	US$10 million
30 June 2005	US$30 million

Mandatory prepayments are required under the Finance Facility under certain conditions. The Company has pledged its assets as collateral and has provided a range of covenants and warranties in relation to the facility (Refer to Note 5).

Events of Default: In addition to the normal default provisions relating to non payment, financial distress, misrepresentation, cross default and breach of undertakings, the agreement includes default provisions covering material adverse change, expropriation, war and political violence and exchange control.

The US$50 million facility agreement also includes financial covenants that would trigger default if at December 31 and June 30 of each year the debt service cover ratio for the next twelve months is less than 1.0 or the life of mine debt cover ratio is less than 1.5.

If an event of default is continuing the lenders, acting on majority consent, may cancel the revolving credit commitment and accelerate repayment of the loan.

Review Events: If, without consent of the agent (acting on the instructions of all the lenders), Rio Tinto sells in whole or in part its current shareholding in Lihir or the manager of the project ceases to be a wholly owned subsidiary of Rio Tinto, the Agent may give notice to Lihir, within 21 days of becoming aware or being notified of such an event:

•	requiring the US$50 million revolving credit be immediately restructured in a manner acceptable to the Agent; or

•	requiring the US$50 million revolving credit be repaid and cancelled within 180 days from such notification.

(b)	Loan Facility European Investment Bank (“EIB”)/ Mineral Resources Development Company Ltd (“MRDC”)

The Company entered into an Agreement with EIB and MRDC whereby the European Investment Bank has loaned funds to MRDC who then on lent those funds to the Company. The amount of the loan was US$26.5 million when drawn down. The funds are provided to MRDC at a concessionary rate of interest. The interest rate payable by the Company is 8.42%. The Loan Principal is repayable in 16 semi-annual instalments commencing four years after loan signature. The Loan is unsecured. The balance on Lihir’s subordinated debt was reduced from US$34 million to US$25 million as part of loan restructuring in 2000.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

The loan contains Event of Default provisions that, if satisfied, give EIB/MRDC the right to demand immediate repayment of the loan. These provisions concern events such as material misrepresentation of fact, failure to pay obligations under the loan when due, insolvency or liquidation of the Company, abandonment of a substantial part of the Company’s business, substantial reduction in the net worth of the Company, default on other major loan agreements, and any material adverse effect on the Company’s ability to service the loan.

The following table details the profile of debt repayments (based on the outstanding balance of the Syndicated Finance Facility at 31 December 2002 of US$23.009 million):

	Syndicated	Syndicated
	Finance	Finance	EIB	EIB
	Facility	Facility	Facility	Facility	Total	Total
	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000
Repayment Maturity	2002	2001	2002	2001	2002	2001

Current
Less than one Year	—	—	3,510	3,775	3,510	3,775
Non-current
Between one and two years	—		3,510	3,510	3,510	3,510
Between two and three years	23,009	10,000	3,510	3,510	26,519	13,510
In excess of three years	—	13,009	7,019	10,529	7,019	23,538

	23,009	23,009	14,039	17,549	37,048	40,558

Total	23,009	23,009	17,549	21,324	40,558	44,333

In the current low interest rate environment the fair value of the EIB facility is US$21.8 million.

NOTE 23: FINANCIAL RISK MANAGEMENT

The group is exposed to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign exchange and interest rates. The Groups’ overall risk management programme focuses on the unpredictability of the gold price, seeking to protect the level of income in future years. The Group uses derivative financial instruments including forward gold sale agreements and put options to hedge this exposure. It is not Group policy to engage in speculative transactions.

Risk management is carried out under policies approved by the Board of Directors. The board provides direction with regards to overall risk management and has endorsed a written policy covering specific areas including foreign exchange risk, interest rate risk, credit risk, liquidity risk and the use of financial instruments.

(1)  Foreign Exchange Risk

The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and Australian Dollar. As revenue and a large proportion of expenditure is denominated in US4, the foreign exchange exposure is deemed a residual risk and the Group therefore does not hedge its foreign exchange exposure.

(2)  Interest rate risk

The Group’s income and operating cashflow are substantially independent to changes in market interest rates. The Group has no significant interest income. Of interest bearing liabilities the fixed / floating split is 43% (2001: 48%, 2000: 23%) and 57% (2001: 52%, 2000: 67%) respectively. A change in interest rates of 1% will have an approximate income impact of US$0.2 million per annum.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(3)  Credit risk

For hedging transactions the maximum credit risk at any point in time will be the difference between the agreed strike price in the contract, and the prevailing spot price. At the prevailing spot price on the 31 December 2002 of US$342.75 / oz (2001: US$276.50, 2000: US$272.25) this would have amounted to US$4 million (2001: US$105.6 million, 2000: US$108.4 million) on an undiscounted basis, based on the assumption that all counter-parties failed to meet their obligations. The transactions are spread between six major bullion banks, and there is no significant concentration of risks amongst those parties.

All counterparties to these transactions are recognised financial institutions with a minimum credit rating of Aa3. The Group’s risk in the event of any of the counterparties defaulting on their contractual obligations is limited to any revenue that may be foregone in the case where the defaulted contract’s strike price exceeds the prevailing spot price at the value date. The company does not expect any counterparty to fail to meet its obligations.

(4)  Liquidity Risk

The Group engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents and ensuring the availability of adequate committed credit facilities.

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS

	2002	2001	2000
	US$'000	US$'000	US$'000

Derivative Financial Instruments
Current Assets
- Forward contracts	1,948	30,619	—
- Call options bought	—	14	—
- Deferred hedging costs	—	—	4,230
	1,948	30,633	4,230
Non-Current Assets
- Spot deferred contracts	—	150	—
- Forward contracts	5,455	25,516	—
- Put options bought	4,582	6,303	—
- Deferred hedging costs	—	—	4,115
	10,037	31,969	4,115
Current Liabilities
- Deferred hedging income	6,133	—	32,071
	—	—	32,071
Non-Current Liabilities
- Forward contracts	59,704	—	—
- Call options sold	11,915	2,846	—
- Deferred hedging income	—	—	—
	71,619	2,846	19,417
Shareholders’ Equity — Fair value revaluation reserve
- Spot deferred contracts	—	150	—
- Forward contracts	(46,494)	51,469	—
- Put options bought	(578)	3,133	—
- Call options sold	(6,583)	—	—
- Deferred hedging income	(15,814)	19,417	—
- Deferred hedging costs	—	(4,127)	—
- Deferred tax liability	—	(16,426)	—
	(69,469)	53,616	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

The estimated net amount of gains contained in the fair value revaluation reserve which are expected to be reclassified into earnings within the next 12 months is as follows:

	2002 US$'000	2001 US$'000	2000 US$'000

Forward contracts	(7,849)	30,619	—
Deferred hedging income	(191)	15,889	—
Deferred hedging costs	—	(4,127)	—
Deferred tax liability	—	(9,186)	—
	(8,040)	33,195	—

The Group has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect the level of income in future years. It is not Group policy to engage in speculative hedging activities.

As at 31 December 2002 Lihir’s hedge book amounted to 2,180,101 ounces as shown in the following summary:

	Forward Sales		Put Options Bought		Call Options Sold

		Committed		Minimum		Minimum
	Ounces	Price	Ounces	Price	Ounces	Price

0-3 months	75,994	$329.47
3-6 months	79,494	$328.05
6-9 months	79,494	$329.88
9-12 months	76,994	$331.05
2004	217,977	$325.38	20,000	$335.00	20,000	$365.00
2005	178,988	$335.27	95,000	$320.39	95,000	$326.71
2006	222,500	$321.90	39,000	$325.26	39,000	$336.74
2007	330,000	$323.76	96,000	$319.17	96,000	$319.08
2008	375,475	$331.96	40,000	$335.00	20,000	$365.00
2009	243,185	$350.76
2010	10,000	$327.00

	1,890,101	$330.90	290,000	$323.66	270,000	$331.12

Forward sales are transactions against which the Group will be obliged to deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.

Bought put options are transactions that will occur at the discretion of the Group. Should the spot price exceed the strike price of the option at the date on which the option expires, the Group will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.

Sold call options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Group to deliver gold into the contract at the contracted strike price.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Spot deferred sales are short term transactions into which the Group has entered and, while designated against specific future production, do not have a fixed contracted delivery date, but are rolled forward until the date the sale occurs. The strike price eventually received will depend on the contango applied during the intervening period.

Gold lease rate swaps entitle the Group to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.

The Group does not enter into hedging transactions that have provisions for margin calls.

The minimum total revenue generated from these programs will be US$719 million (2001: US$737 million, 2000: US$640 million). Revenue generated from the same number of ounces at the prevailing spot price at 31 December 2002 of US$342.75 (2001: US$276.50, 2000: US$272.25) per ounce would be US$747 million (2001 US$634 million, 2000: US$532 million).

On 31 December 2002, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of US$342.75 (2001: US$276.50, 2000: US$272.25), was US$65.8 million out-of-the-money (2001: US$59.8 million in-the-money, 2000: US$54.4 million in-the-money). At the spot price plus 10% (US$377.00) the estimated fair value would be approximately US$150 million out of the money. Conversely at the spot price less 10% (US$308.5) the estimated fair value would be US$ nil. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

Net profit for 2002 included revaluation revenue relating to ineffective hedges of US$2.3 million (2001: US$5.0 million, 2000: US$ nil). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The US$2.3 million (2001: US$5.0 million, 2000: US$ nil) revenue has primarily arisen due to lease rates falling to historical levels, across the curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2002, shareholders equity included a hedging fair value reserve of negative US$69.5 million (2001: positive US$53.6 million, 2000: US$ nil).

During the latter half of 2002, following an increase in the gold price to over US$300 / ounce, approval was sought and obtained from the syndicate lenders to vary the minimum hedge requirements under the syndicated loan facility, enabling the hedgebook to be restructured to provide shareholders with additional exposure to the spot price. This was achieved through the rollout and re-designation of existing hedge positions against longer dated production. Any gain or loss recognised on the effective portion of the hedge at the time of rollout was crystallised in equity to be recycled to earnings on the delivery of the originally designated production. Subsequent movements in market value of the effective portion of the re-designated hedge are to be recycled to earnings on maturity.

The net amount of gains losses, arising from early closure and redesignation of hedge structures, retained in equity at 31 December 2002 was a loss of US$11.4 million.

The Company does not use financial instruments to hedge future interest rates or foreign exchange transactions.

NOTE 25: SEGMENT REPORTING

The Group produces gold in Papua New Guinea.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions that are no more favourable than those available to other parties.

Lihir Management Company Limited (LMC) manages the Company pursuant to a Management Agreement dated 17 March 1995. LMC is a wholly owned subsidiary of Rio Tinto plc, which is a significant beneficial owner of equity in the Company. LMC receives a management fee according to the terms of this agreement, which is calculated as the greater of:

•	US$250,000 per month set in 1995, and increased annually thereafter according to application of the Implicit Price Deflator for the US Gross National Product, and

•	1.5% of the average operating costs (excluding the management fee) for the preceding 3 months.

There are three directors who are on the Board of the Company and LMC.

There is one director who is on the Board of the Company and Lakaka Limited.

There is one director who is a consultant to Blake Dawson Waldron, who provide general legal advice to the Company.

Lihir provided debt to the Lakaka group and to Kuridala during the year as disclosed in note 10. There are no exposure to losses in these companies apart from the credit risk exposure for amounts owed. All the amounts advanced are deemed as recoverable.

The Lakaka Group provides various services to the Company under long term contracts for earthmoving and road maintenance. In addition, the Lakaka Group has interests in other entities that provide services in catering, stevedoring and various retail enterprises. Kuridala provides, for a fixed rental fee, 6 heavy earthmoving trucks used by the Company in its mining operations.

Related Companies	2002 US$'000	2001 US$'000	2000 US$'000

The Rio Tinto Group supplies labour on a secondment basis and bears expenses on behalf of the Company which are subsequently recharged to the Company	709	1,434	1,817
LMC Management fee	3,402	3,341	3,127
Interest received from related entities on finance provided (refer note 10)	281	181	32
Lakaka group supplies various services to the Group on an arms length basis	4,080	4,255	4,045
Blake Dawson Waldron provide legal advice to the Group on an arms length basis	23	11	17
Kuridala, a landowner company, supplies various services to the group on an arms length basis	1,710	1,673	265

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 27: EARNINGS PER SHARE

The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2002 no options were outstanding.

		2002	2001	2000

Net profit / (loss) attributable to ordinary shareholders	US$'000	53,247	59,176	(99,355)
Weighted average number of ordinary shares	'000	1,142,334	1,142,334	1,137,150
Basic EPS (US$/share)		0.047	0.052	(0.087)
Conversion of options into ordinary shares	'000	—	—	5,076
Diluted number of ordinary shares	'000	1,142,334	1,142,334	1,142,226
Diluted EPS (US$/share)		0.047	0.052	(0.087)

NOTE 28: MERGER WITH NIUGINI MINING LIMITED

On October 6, 1999 the Company announced its agreement with Niugini Mining Limited, subject to various conditions, to merge by Scheme of Arrangement under Papua New Guinea Law. The basis of the merger was set out in the notice of special meeting forwarded to shareholders on November 27, 1999. Shareholders on December 15, 1999 approved the required resolutions to progress the merger. Niugini Mining shareholders also approved the required resolutions in early January 2000 and final approval from the National Court of Papua New Guinea was obtained by Niugini Mining on February 1, 2000. The merger was effective on February 2, 2000.

As a result of the merger, Niugini Mining became a 100 % owned subsidiary of the Company. Niugini Mining continues to hold 161,527,405 ordinary shares in the company, which have been reclassified as “B” class shares, refer Note 19.

The fair value of net assets and liabilities acquired in Niugini Mining Limited were as follows:

US$000
Sundry receivables	1,329
Sundry payables	(1,087)
Cash and bank	54,355
Investment in Lihir Gold shares	90,560

Fair value of net assets acquired	145,157

Shares issued as consideration	145,157

Less elimination of cross shareholding	(90,560)

Net proceeds of issuing shares on consolidation	54,597

Cash effect on acquisition	54,355

Cash paid	(1,814)

Cash obtained	52,541

Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia (Pty) Limited are disclosed in Note 21.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 29: RECONCILIATION TO US GAAP

The basis of preparation of these financial statements is set out in Note 1. These accounting policies vary in certain important respects from the accounting principles generally accepted in the United States (“US GAAP”). The material differences affecting the profit and loss account and shareholders’ equity between generally accepted accounting principles followed by the Company and those generally accepted in the US are summarised below.

(i)	Rehabilitation, restoration and environmental provisions: Under IFRS, site closure, removal and rehabilitation costs are accounted for using the full liability method under which the liability is recognised at the present value of the expected cash outflows when the obligation is incurred with a corresponding asset that is capitalised as a mine property. For the purposes of US GAAP, the total (undiscounted) liability is accrued incrementally over the life of the mine. Also, under IFRS, the Company records an asset for these costs under the full liability method. Under US GAAP, no asset would be recorded under the incremental method. In 2003 this difference will largely be eliminated by the adoption of FAS 143 for US reporting purposes.

(ii)	Project financing: Prior to 1997, certain equity issuance and other offering costs were capitalized as a part of mine properties for IFRS purposes. US GAAP requires equity issuance costs to be offset against shareholders’ equity.

(iii)	Interest capitalization as part of mine properties: Under IFRS, only interest directly attributable to acquiring a qualifying asset is capitalized whereas under US GAAP, the amount of interest capitalized is based on an available interest concept, which results in additional interest being capitalized under US GAAP.

(iv)	Depreciation of mine properties: Depreciation expense under US GAAP differs from that under IFRS due to the difference in the basis for mine properties under the two bases of accounting.

(v)	Impairment: Under IAS 36, the impairment test for determining the recoverable amount of non-current assets is the higher of net selling price and value in use. At 31 December 31 1999 and again at 31 December 2000, the Company determined that an impairment charge was necessary as the discounted cash flows were less than the carrying value of the asset. Under US GAAP, the mine property assets were evaluated for impairment on an undiscounted basis and, because the sum of expected (undiscounted) future cash flows exceeded the asset’s carrying amount, no impairment loss was recognised in 1999. During 2000 the undiscounted value of expected future cash flows were less than the asset’s carrying values which resulted in an impairment provision calculated on the same basis as for IFRS. In 2002, having revised critical assumptions, including life of mine, remaining reserves, a long term gold price assumption of $US305 and a pre-tax real discount rate of 7.0%, the directors resolved to partially reverse previously recognised impairments, to the value of $US37.9M. US GAAP does not allow the reversal of impairment provisions previously recognised.

(vi)	Deferred tax assets: Under US GAAP, changes in the income tax valuation provision are recognised in the income statement unless they relate to gains and losses included in comprehensive income but excluded from net income. During 2001, the valuation provision was reduced with the recognition of a deferred tax liability related to the fair value of derivative financial instruments included in other comprehensive income, and therefore the tax benefit was taken to other comprehensive income under US GAAP (Refer to note 15).

(vii)	New effective accounting standards for 2003, which will impact on the Group accounting policies are:

FAS 143: Accounting for asset retirement obligations

FAS 143 adopts the same principles as in IFRS, described in note 1h, with possible differences arising from the estimate of future costs, the discount rate and whether a full liability needs to be created. The Group anticipates that by adopting FAS 143 in 2003, the reconciling difference currently stated for the restoration and rehabilitation liability will be eliminated.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

The Group does not expect any impact from the adoption of FASB Interpretation No. 45: “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” or FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”.

	2002	2001	2000
	US$’000	US$’000	US$’000

Shareholders’ Equity in accordance with IAS GAAP	426,410	496,248	383,456
Adjusted as follows:
Rehabilitation, restoration and environmental (i)
• Provisions	8,874	8,255	7,198
• Capitalized rehabilitation costs (See Note 12)	(9,274)	(8,281)	(6,804)
Mine properties — project financing costs (ii)	(11,470)	(11,470)	(11,470)
Mine properties — capitalised interest (iii)	1,611	1,611	1,611
Depreciation of mine properties (iv)	(8,404)	(8,404)	(8,404)
Impairment provision under IAS GAAP (vi)	319,524	357,417	357,417
Impairment provision under US GAAP (vi)	(339,154)	(339,154)	(339,154)
Accumulated adjustments under US GAAP	(38,293)	(26)	394
Shareholders’ Equity under US GAAP	388,117	496,222	383,850

	2002	2001	2000
	US$’000	US$’000	US$’000

Net income / (loss) in accordance with IAS GAAP	53,247	59,176	(99,355)
Adjusted as follows:
Rehabilitation, restoration and environmental provisions (i)	(374)	(420)	(316)
Mine properties — capitalised interest (ii)	—	—	—
Depreciation of mine properties (iii)	—	—	(9,516)
Impairment charge / (reversal) under IAS GAAP	(37,893)	—	120,645
Impairment charge under US GAAP	—	—	(339,154)
Deferred tax benefit under IAS GAAP	16,426	(16,426)	—
Deferred tax benefit under US GAAP	—	—	—
Net income / (loss) under US GAAP	31,406	42,330	(327,696)
US GAAP earnings per share (US$/share)	0.027	0.038	(0.288)

	2002	2001	2000
	US$’000	US$’000	US$’000

Comprehensive income	31,406	42,330	(327,696)
Net income / (loss) under US GAAP	31,406	42,330	(327,696)
Other comprehensive income under IAS GAAP	(123,085)	53,616	—
Release of valuation allowance under US GAAP (vi)	(16,426)	16,426	—

Other comprehensive income under US GAAP	(139,511)	70,042	—
Comprehensive income / (loss) under US GAAP	(108,105)	112,372	(327,696)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Cash flow statement under US GAAP

In terms of US GAAP bank overdrafts are treated as financing activities and not as cash. The balance and inflow from financing cash flows per the cash flow statement under US GAAP would therefore increase by US$1.297 million.

	2002	2001	2000
Statement of changes in equity under US GAAP	US$’000	US$’000	US$’000

Retained earnings / (accumulated Losses) Balance at January 1	(377,601)	(489,973)	(163,971)
Comprehensive income / (loss)	(108,105)	112,372	(327,696)
Dividend — stock options	—	—	1,694
Balance at December 31	(485,706)	(377,601)	(489,973)

	US$’000	US$’000	US$’000

Paid up capital
Balance at 1 January	873,822	873,822	820,919
Shares issued	—	—	54,597
Additional paid up capital — stock options (expired January 31, 2000)	—	—	(1,694)
Balance at 31 December	873,822	873,822	873,822
	388,116	496,222	383,850

EPS under US GAAP	2002	2001	2000

Net Earnings US$’000	31,406	42,330	(327,695)
Net Earnings Per Common Share — Basic (US$ per share)	0.027	0.038	(0.288)
Net Earnings Per Common Share — Diluted (US$ per share)	0.027	0.038	(0.288)

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

In loss making periods basic and diluted earnings per share are identical. Diluted earnings per share also give effect to the impact common stock options would have on the average common shares outstanding if converted at the beginning of the year. Stock options are anti-dilutive and therefore were not included in the calculation of basic and diluted loss per share in 2000. There were no outstanding options for 2001 or 2002.

The numerator in calculating both basic and diluted earnings per share for each year is the reported net income determined above for US GAAP purposes. The denominator is based on the following weighted average number of common shares:

(in thousands)	2002	2001	2000

Basic	1,142,334	1,142,334	1,137,150
Diluted	1,142,334	1,142,334	1,137,150

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

SUBSEQUENT EVENTS (UNAUDITED)

The Board of Directors announced at Lihir’s Annual General Meeting on April 29 2003 that a dividend of 2 Australian cents per share would be paid to holders of ordinary shares in the company. The record date, at which time eligibility to receive the dividend will be determined, has been declared as July 1 2003 and the payment date as July 16 2003.

A Heads of Agreement was signed on April 27 2003 between Lihir Gold, the Independent State of Papua New Guinea and representatives of Lihirian landowners which is intended to resolve issues surrounding Lihirian landowners ownership of equity in the company. Although this agreement is not legally binding on any party, it is anticipated that the company will, during the second half of 2003, contribute approximately US$3.5 million to a community grant scheme.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	US$ thousands

Schedule II - Movement in Valuation Allowances	2002	2001	2000
Provision for Doubtful Debts
Balance, beginning of year	1,041	826	195
Additions: charges to costs and expenses	333	215	631
Write-off’s

Balance, end of year	1,374	1,041	826

Provision for Stores Stock Obsolescence
Balance, beginning of year	1,882	896	1,000
Additions: charges to costs and expenses	692	986	—
Write-off’s	—	—	(104)

Balance, end of year	2,574	1,882	896

Provision for Impairment of Mining Properties
Balance, beginning of year	340,111	340,111	223,752
Additions: charges to costs and expenses	—	—	116,359
Write-off’s	(36,960)	—	—

Balance, end of year	303,151	340,111	340,111

Provision for Impairment of Deferred Mining Costs
Balance, beginning of year	1,780	4,286	13,020
Additions: charges to costs and expenses	—	—	4,286
Write-off’s	(1,780)	(2,506)	(13,020)

Balance, end of year	0	1,780	4,286