Form 20-F
period 2003-12-31
LIHIR GOLD LTD
filed 2004-06-30
CIK 1000300

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number: 2-6860

Lihir Gold Limited

Papua New Guinea

7th Floor, Pacific Place,
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea

Securities registered pursuant to Section 12(b) of the Act:
None

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at December 31, 2003).
Lihir Gold Limited Ordinary Shares of no par value:	1,282,334,215	fully paid shares
Lihir Gold Limited Treasury “B’ Shares	161,527,405

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

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

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and the notes thereto, which have been audited by PricewaterhouseCoopers of Papua New Guinea, independent public accountants, whose report is included at Item 18 of this annual report, and Item 5 entitled “Operating and Financial Review and Prospects”. The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 2001, 2002 and 2003 and the balance sheet data at December 31, 2001, 2002 and 2003 are derived from, and are qualified by reference to, the audited financial statements of Lihir Gold Limited (also referred to in this annual report as “Lihir” or the “company”) prepared in accordance with International Financial Reporting Standards or International Accounting Standards (“IFRS” or “IAS”) and included elsewhere in this annual report and should be read in conjunction with those financial statements and the notes thereto.

The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 are derived from, and are qualified by reference to, the audited financial statements of Lihir not included in this annual report and should be read in conjunction with those financial statements and notes thereto.

		Year ended December 31,
	(In US$ millions, except where indicated)
	2003	2002		2001	2000	1999
Amounts calculated in accordance with IFRS:
Income Statement Data:
Sales revenue (1)	214.5	213.2		233.2	226.6	206.0
Profit/(loss) from ordinary activities after taxation (2)	34.8	53.2		59.2	(99.4)	(255.3)
Earnings per share, basic and diluted (3)	0.030	0.047		0.052	(0.087)	(0.262)
Number of ordinary shares (millions) (5)	1,282.3	1,142.3		1,142.3	1,137.1	974.8
Balance Sheet Data (5):
Total assets	748.9	576.7		585.3	547.6	643.9
Cash and current receivables held	163.2	38.5		53.0	69.0	56.7
Current liabilities	60.3	27.5		33.3	64.8	77.4
Long term obligations	227.2	122.7		55.7	99.3	138.4
Total shareholders’ equity (6)	461.4	426.4		496.3	383.5	428.2
Paid up capital (7)	1,025.3	873.8		873.8	873.8	819.2
Cash dividends per ordinary share (3)	0.016	—		—	—	—
Expenditure and Financing Data:
Cash flow from operating activities	16.7	22.8		62.1	39.1	8.3
Total expenditure on investing activities	(26.9)	(24.4)		(36.5)	(2.0)	(33.4)
Financing activities:
Issuance of ordinary shares	151.5	—		—	—	130.9
Restructure hedgebook	—	—		—	42.6	20.6
Draw down of loans	—	—		—	—	—
Repayment of loans	(7.0)	(3.8)		(28.4)	(85.8)	(162.0)
Dividend Paid	(14.2)	—		—	—	—

Total financing activities	130.3	(3.8)		(28.4)	(43.2)	(10.5)
Amounts calculated in accordance with US GAAP: (4)
Sales revenue (1)	214.5	213.2		233.2	226.6	206.0
Net income/(loss)	0.4	38.6	(4)	42.3	(327.7)	(15.8)
Earnings per Share, basic and diluted (3)	0.0003	0.034	(4)	0.037	(0.288)	(0.016)
Number of ordinary shares (millions) (5)	1,282.3	1,142.3		1,142.3	1,137.1	974.8
Total assets (5)	683.4	536.7	(4)	577.0	540.8	866.1
Total shareholders’ equity (5)	395.9	395.3	(4)	496.2	383.8	656.9
Long term obligations(5)	227.2	113.9		47.4	92.1	131.9

(1)	Alternative terminology: “net sales” or “operating revenues”

For consistent disclosure with 2003, sales have been restated for 1999 – 2000 to include amortization of hedging costs, which had previously been classified as an operating cost prior to 2001.

(2)	Alternative terminology: “income/(loss) from operations”, “income/(loss) from continuing operations” or “net income/(loss)” since Lihir has no discontinued operations and no income from non-operational sources.

(3)	In US$ per share. Lihir paid its maiden dividend of $A0.02 per share on the July 16, 2003.

(4)	As restated in the amount of US$ 7.2 million to include the costs of stripping, drilling, blasting and related depreciation not previously capitalized in deferred mining costs under US GAAP. Please refer note 30 (vii) of the financial statements.

(5)	At period end

(6)	Alternative terminology: “net assets”

(7)	Alternative terminology: “capital stock”

B. Capitalisation and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in Lihir’s American Depository Shares (ADSs) and ordinary shares involves a significant amount of risk. The following factors, some of which are not typically associated with investing in equity securities of companies from the United States, should be carefully considered by prospective investors in evaluating an investment in the ADSs and ordinary shares. Many of these risks relate to the nature of the core activity of Lihir. The company’s underlying asset is a single mining and processing operation (having certain physical, process, geological and environmental risks), in a developing country (giving rise to certain sovereign and social risks) with a single gold product (leading to market risk).

Lihir is dependent on a single operation

Lihir has been in full production since October 1997 and accordingly only has a limited operating history. Other than exclusive exploration rights over the rest of Lihir Island, the company has no assets or operations other than those relating to the Lihir operation. While the company intends to continue to undertake exploration elsewhere on Lihir Island, at present it is expected that this exploration activity will be limited and that the company’s principal activity will be owning, further developing and operating the Lihir operation. Accordingly, Lihir’s commercial viability is completely dependent upon the successful operation of the Lihir mine and associated processing plant. No assurances can be given that the company will be able to sustain successful mining operations or that the Lihir operation will remain commercially viable.

Lihir’s operations may be adversely affected by difficult geological conditions

The success of the Lihir operation depends, in part, upon the success of Lihir’s engineering solutions to particular hydrological and geothermal conditions. To Lihir’s knowledge, these conditions have never been experienced before in this combination in a mine of the size of the Lihir operation. Significant removal of both groundwater and sea water inflow and geothermal control is required during mining. While Lihir has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics and/or feasibility of the Lihir operation. See “Information on the Company – Business Overview – Description of Operations – Mining – Dewatering and Geothermal Control”.

In addition, Lihir Island is a volcanic seamount and the Lihir operation is located within the caldera of a volcano believed to be inactive. Although it is located 90 kilometers away from a seismically active area of PNG, based on seismic investigations conducted for the joint venture in 1987 and updated in 1992, a subsequent review of publicly available information in 2000, and Lihir’s seismic network monitoring, the company believes that Lihir Island is situated in an area of moderate seismic activity. Reviews of seismic hazard commissioned by the company in 2000, and the PNG Geological Survey (Anton & Ripper, 1999) have supported this position. While earthquakes of moderate magnitude (up to 6 on the Richter Magnitude scale) have occurred from time to time within 50 kilometers of the Lihir operation site, the level of shaking at the site associated with these events, while noticeable, has not been severe. The maximum credible earthquake predicted from the foregoing studies is located at average distance of between 20 and 35 km from Lihir, with a magnitude of 7.5 and an estimated return period of between 1200 and 2000 years. A seismic hazard study commissioned by the joint venture was used to determine seismic design criteria for the Lihir operation. A recent review of data recorded by Lihir’s seismic network has indicated that the level of shaking experienced has been less than that predicted by the seismic hazard study. Structures, pit slopes and earth embankments are designed to resist without yielding the degree of earthquake shaking estimated to have a 50% probability of being exceeded during the Lihir operation’s design life and, in the case of structures, to resist without causing major damage or injury earthquake shaking estimated to have a 10% probability of being exceeded during the Lihir operation’s design life. These criteria are accepted internationally, and exceed the requirements of the PNG Earthquake Loading Code for the estimated mine life.

Notwithstanding the foregoing, no assurance can be given that the Lihir operation will not be adversely affected by volcanic or earthquake activity during the life of the Lihir operation.

See “Information on the Company - Property, Plant & Equipment - Environmental Considerations - Seismic Considerations”.

Lihir’s insurance does not address all operating risks

The mine, processing plant or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the company, including environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, geothermal and seismic activity, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While Lihir currently intends to maintain insurance within ranges of coverage the company believes to be consistent with industry practice, no assurance can be given that Lihir will continue to be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims. See “Information on the Company – Property, Plant and Equipment - Insurance.”

Lihir is subject to Papua New Guinea political risks

The Lihir operation is located in Papua New Guinea, or PNG, a country subject to a relatively high degree of political risk. For example, the OECD has graded PNG for political risk in category 6 out of 7 (1 being best). The Lihir operation is subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Lihir operation will not be adversely affected by future developments in PNG. As part of the syndicated facility agreement signed on November 22, 2000, the banks have required, and Lihir has obtained for the benefit of the banks, political risk insurance covering 100% of the borrowings under the facility, which is a condition precedent to those borrowings, and any termination of this political risk insurance will constitute an event of default under the facility. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the company.

In addition to the national PNG Government, PNG has a system of 19 provincial level governments which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

The New Ireland provincial government exchanged its equity participation option in the project for undertakings by the PNG Government to provide an annual support grant to the New Ireland province of 3,000,000 Kina per year for expenditure on infrastructure projects. Any inability of the PNG Government to fulfill these undertakings could have an adverse effect on the relationship between the national and provincial governments, and this could result in the New Ireland provincial government taking steps that may have negative consequences for the Lihir operation.

Lihir is vulnerable to civil unrest

There have been instances of civil unrest within PNG. In 1989, civil unrest on Bougainville Island (which is one of the New Guinea Islands) developed into an armed rebellion against the PNG Government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened. Lihir believes there are important historical and cultural differences between Bougainville and Lihir Island. The company has also devoted significant time and effort to accommodating the concerns of the Lihirians, and has entered into an integrated compensation, relocation and benefits package that covers (in different ways) the affected landowners, future affected generations and Lihirians generally. See “Information on the Company – Property Plant and Equipment - Community Affairs”. To date there have been no significant incidents of an extended nature. While the company believes these cultural and historical differences and its efforts will significantly reduce the risk of the type of civil unrest experienced in Bougainville, no assurances can be given that the Lihirians will not disrupt operations at the Lihir operation in the future.

Lihir is vulnerable to landowner identification and compensation issues

A high proportion of land in PNG is held under customary land tenure, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure is difficult to alienate, largely as it is almost entirely communally owned. Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, is often extremely difficult. Lihir believes that the satisfactory resolution of any local landowner concerns is essential to the development and operation of a mine in PNG and operates accordingly. The failure to adequately address landowner issues has contributed to the disruption of other mining projects in PNG. While the company has spent considerable time, effort and expense in an attempt to resolve landowner issues relating to the Lihir operation, no assurance can be given that disruptions arising out of landowner dissatisfaction will not occur. See “Information on the Company – Business Overview - Description of Operations – Community Affairs”.

Lihir’s results are dependent upon volatile gold prices

Because substantially all of Lihir’s revenues are derived from the sale of gold, Lihir’s earnings are closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond the company’s control, such as central bank sales, demand for precious metals, forward selling by producers and purchases of gold and production cost levels in major gold producing regions, including South Africa and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors, such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand, and political and economic situations. Gold market prices are also affected by worldwide production levels. While the current demand for, and supply of, gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities. The potential supply of gold consists of new mine production, plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. Further, the central banks of several countries and multilateral organizations, such as the European Monetary Institute and the International Monetary Fund, had sold some of the gold held by them as reserves. They may sell additional amounts of gold in the future, which could result in further declines in the market price of gold. All these factors are beyond Lihir’s control and accordingly it is impossible for the management of Lihir to predict future movements in gold prices.

Gold prices declined significantly from the fourth quarter of 1997 and continued to languish below a level of US$300 /ounce on average during 1998, 1999, 2000 and 2001. In 2003, the gold price rose through $380 per ounce, fell to $320 and then followed an upwards trend for the remainder of the year, reaching a high of $US416 per ounce in December 2003. (All prices are from the London Bullion Market, “London P.M. Fix”). The current spot rate (as of 28 May 2004) of approximately $US 393 per ounce is well above the price levels upon which the company originally estimated its reserves and designed its pit shell (US$365 and US$375 per ounce, respectively). See “Information on the Company – Property, Plant and Equipment – Reserves Estimates”. However, if gold pricing was to decline over an extended period, significantly below the current reserve price of US$340 per ounce, it could render certain of Lihir’s ore reserves uneconomic, and require a re-evaluation and/or downward adjustment of ore reserves. It could also result in losses and write-downs of Lihir’s assets. If gold were to fall below Lihir’s variable production costs for a sustained period, Lihir might have to curtail or suspend some or all of its operations.

The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in US$ Per Ounce of Gold
Year	High	Low	Average
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	319	363
2004 to May 28, 2004	427	375	403

The London P.M. Fix on 28 May 2004 was US$ 393.25 per ounce of gold.

Lihir may seek to mitigate, in part, the effect of gold price volatility, through hedging strategies, which may include periodic purchases or sales of “put” or “call” options, spot deferred sales and forward sales covering a portion of its gold production at fixed future prices. Certain hedging transactions may eliminate or limit additional revenues, which Lihir would otherwise receive from any future rises in the gold price. In addition, Lihir’s profitability could be adversely affected, if, for any reason its production of gold is unexpectedly interrupted, and as a result it is unable to produce sufficient gold to cover any forward sales commitments it may have made. See “Operating and Financial Review and Prospects – Financial Results of Operations – Gold Prices and Hedging”.

Lihir’s prospects are partly dependent on reserves estimates and future experience

The reserve estimates presented in this annual report are estimates based on a gold price of US$340 per ounce, for a cut off grade of 1.7 g Au/t using end 2003 mine life cost estimates, and within a mine pit designed at US$340 per ounce.

No assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Gold reserve estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Estimates that are valid estimates when made may change significantly when new information becomes available. Such estimates are necessarily imprecise and depend to some extent on statistical inferences, which may prove unreliable. Should Lihir encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect Lihir’s operations. The reserve estimates contained in this annual report have been determined based on assumed gold prices, cut-off grades and operating costs that may prove to be inaccurate. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic to recover, and may ultimately result in a restatement of reserves.

Lihir’s financing agreements impose limitations on its operations

The syndicated facility agreement signed by Lihir on November 22, 2000 contains numerous events of default, which would entitle the banks to prevent future draw-downs, declare all outstanding borrowings under the facility to be immediately due and payable and foreclose on Lihir’s assets, almost all of which have been pledged or otherwise encumbered to secure such borrowings. The facility contains a number of covenants by the company which are likely to restrict its future operations, including, but not limited to, agreements not to engage in any business activities other than those relating to the Lihir operation and the proposed exploration, to incur any additional indebtedness or encumbrances or to pay any dividends, or make certain other restricted payments unless certain conditions are met, in each case without the required consent of the banks. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Additional Information – Material Contracts – Financing Agreements”.

Lihir has limited financial resources

Lihir has limited financial resources. While Lihir currently believes that it has, or will have, access to resources sufficient to finance its operations, the adequacy of Lihir’s financial resources will depend upon its ability to generate sufficient revenues from gold production, and to keep its costs and other expenditures within its current estimates. If Lihir is unable to generate such revenues, keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, Lihir could require more funds than are currently available to it. In that case, Lihir might not be able to borrow the necessary additional funds or to do so at reasonable rates, because almost all of its assets have already been pledged or otherwise encumbered to secure the borrowings, under the syndicated facility agreement. Lihir’s current syndicated debt facility is due to expire in June 2005. While the company believes it will be able to replace this facility on acceptable terms, there is no guarantee this will occur.

Lihir is subject to environmental risks

The Lihir operation is subject to PNG laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. The Lihir operation has some environmental impacts, including land and habitat impacts, arising from the use of land for mining and related activities, and certain impacts on streams and the marine environment near the project site, resulting from water use, ocean waste rock disposal, drainage run-off, and submarine disposal of tailings by pipeline in deep water. While the Lihir operation currently complies with the applicable license conditions accepted by the PNG Government in granting project approval, the eventual, cumulative environmental impacts could be greater than the estimates in, or not contemplated by, the environmental plan approved by the PNG Government, and in such event the PNG Government could require the company to remedy such consequences. The costs of such remediation could be material. In addition, PNG environmental rules and regulations have recently been revised, and may change again, before mining is completed, and their impact on mining and processing operations could change. Future environmental laws and regulations could impose increased capital or operating costs on the company and could restrict the development or operation of the Lihir mine. While the recent changes to PNG environmental rules and regulations are not expected to materially affect the operation, and the company is not aware of any major environmental issues which may arise in the near future, the extent to which unanticipated environmental consequences, or future regulations, may affect the company cannot be predicted. See “Information on the Company – Property, Plant & Equipment — Environmental Considerations”.

Lihir’s mining rights may be terminated under PNG law

The Lihir operation is also subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions, upon which those rights may be terminated. In particular, the company is party to a mining development contract, dated March 17, 1995, with the PNG Government, which sets forth the terms upon which Lihir may exercise its rights, under the special mining lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the mining development contract and, therefore, the special mining lease. Any such termination would prohibit the continued operation of the Lihir mine. See “Additional Information – Material Contracts – PNG Mining Laws and Related Agreements with PNG Government”.

Lihir is vulnerable to a limited market for the Kina and foreign exchange controls

The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina, and no assurance can be given that Lihir will be able to convert any Kina funds it has into other currencies, at rates comparable to those at which funds were initially remitted to PNG or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG central bank, to convert funds from Kina into other currencies. While these regulations also generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG. Under the mining development contract, the PNG Government has agreed to ensure that the PNG central bank will grant to the company permission to retain certain of its funds in other currencies in Kina, and to convert and transfer its Kina funds into offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies, and the sale of gold, in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, Lihir is still exposed to certain exchange rate fluctuations and convertibility risks. There can be no assurance that the Kina will not depreciate from its current position against the U.S. dollar. See “Additional Information – Exchange Controls”.

Agreements made by Lihir with Rio Tinto and its affiliates were not subject to arm’s length negotiations

The company has entered into certain agreements with Rio Tinto and its affiliates, including the Management Agreement and the Technical Support Agreement. For a description of these agreements, see “Additional Information – Material Contracts – Lihir Management”. While Lihir believes these agreements contain terms and conditions, at least as favorable to it as those which might reasonably be expected to be negotiated on an arm’s length basis, between unaffiliated third parties, these agreements were not the product of such a negotiation, and no assurance can be given the terms and conditions would meet such a standard.

Lihir is dependent on Rio Tinto for the provision of certain services, including management

Following the consummation of the global offering in 1995, the initial shareholders (who were the participants in the joint venture), have had no continuing obligation to contribute to, or otherwise to fund, the expenses of the Lihir operation, and the company has been responsible for obtaining and maintaining its own external sources of funding. Lihir, however, continues to be dependent on Rio Tinto as one of the initial shareholders, and certain of its affiliates, in several important respects. Pursuant to the management agreement, the board of directors has delegated management of most aspects of the corporate affairs, operations and activities of the company to Lihir Management Company, an affiliate of Rio Tinto.

Certain technical services are provided to the company by Rio Tinto and its affiliates under the Technical Support Agreement. As a result of these arrangements, Lihir is dependent upon employees of Lihir Management Company, and Rio Tinto and its affiliates, to provide the executive and senior technical services customarily performed by direct employees of a company. In addition, it constitutes a review event under the syndicated facility agreement signed on November 22, 2000, if the Rio Tinto Group disposes of any of the ordinary shares beneficially held by it or the manager of Lihir ceases to be a wholly-owned subsidiary of the Rio Tinto Group. See “Additional Information – Material Contracts -– Financing Agreements– Syndicated Facility Agreement”

Rio Tinto is under no obligation to Lihir to ensure that these conditions continue to be satisfied, and Lihir has no right to require such compliance by Rio Tinto.

Lihir is exposed to potential conflicts of interest

Under current PNG law directors have fiduciary duties to all shareholders. However, the representatives of Rio Tinto, on the company’s board of directors, may have actual or potential conflicts of interest between their responsibilities to Lihir as a director, and their employment obligations to Rio Tinto, who appointed them. Although the directors understand their fiduciary duties, and the company is not aware of any intention on their part to contravene such duties, it is nevertheless possible that such directors could resolve such actual or potential conflicts, in the interests of Rio Tinto, instead of in the interests of Lihir and its shareholders as a whole. In addition, the employees of Rio Tinto and its affiliates, who provide executive, managerial, technical and administrative services to the company pursuant to the management agreement, and technical support agreement, may have similar conflicts of interest in performing such services between their responsibilities to Lihir, and employment obligations to Rio Tinto, and may resolve such conflicts in the interests of Rio Tinto, rather than the company. In the absence of certain events, the company will not be able to terminate the management agreement, or technical support agreement, for 20 years from signing, and under the management agreement, the company has waived its right to bring any action against Lihir Management, Rio Tinto, Rio Tinto’s subsidiaries, or any of their employees or representatives for any losses or liabilities incurred by the company, arising out of the performance or non-performance by Lihir Management Company, of its duties under the management agreement, unless they result from a willful omission or willful misconduct by Lihir Management Company.

Lihir’s dividends to U.S. shareholders are subject to withholding tax

There is no tax treaty in effect between the United States and PNG. As a result, under current PNG law U.S. shareholders will be subject to a 10% withholding tax on any dividends or other distributions made by Lihir on the ordinary shares. See “Additional Information – Taxation” for a discussion of the effects of this tax.

Lihir’s shareholders are subject to different rights under certain circumstances

Lihir’s corporate affairs are governed by its constitution and the laws of PNG. Principles of law applicable to Lihir and its shareholders may differ from those that would apply if Lihir were incorporated in a jurisdiction in the United States. For example, while in most cases shareholder votes are held by ballot in a manner similar to the practice in the United States, in certain circumstances shareholder votes can be limited to persons actually present at a shareholder meeting (either shareholders or representatives of shareholders), and the quorum for such purposes can be as low as three such persons. The board of directors also has the ability to refuse to register transfers of ordinary shares that would breach Australian Stock Exchange (ASX) rules or contravene laws. In addition, Lihir’s shareholders may have fewer or less well-defined rights under PNG corporate law with which to protect their interests, against actions by its board of directors or major shareholders than they might have as shareholders, of a corporation incorporated in a jurisdiction in the United States.

Difficulty may be experienced in the pursuit of litigation against Lihir’s executive officers, directors, or experts who are not resident in the United States

None of Lihir’s executive officers or executive directors reside in the United States. Lihir understands that the general rules in respect of service of process issued out of US courts requires either:

•	the presence of the person to be served within the jurisdiction of the relevant court; or

•	the consent of that person to receiving service outside the jurisdiction.

Lihir is not aware that any of the individuals concerned have given consent to service outside the jurisdiction. Therefore, for a claimant in US courts, there may be a risk that such persons cannot be served with process.

Certain judgments of certain foreign courts are recognized and enforceable in Papua New Guinea by registration under the Reciprocal Enforcement of Judgments Act (Chapter 50 of the PNG Revised Laws). This Act is applied generally on the basis of reciprocity to prescribed countries and designated courts within those countries. The United States is a prescribed country under the Act. The designated courts in the United States are the New York State Court of Appeals and any Supreme Court of the State of New York. If a foreign money judgment is not obtained from a designated court, it may nonetheless be recognized and enforced in Papua New Guinea at common law, by commencing a separate action in the National Court of Papua New Guinea to sue on the judgment.

In the company’s prospectus issued in connection with the global offering of shares in 1995, it was stated that the courts of PNG will not permit original actions for civil liabilities, predicated upon the civil liability provisions of the US federal securities laws. Lihir has no reason to believe that PNG courts today would take a different attitude, and allow such actions against the company, or any of its non-US resident executive officers, directors, or experts the company has named in its registration statement. This should only be a difficulty for US investors to the extent that an action cannot be brought in the United States, or a judgment of a US court cannot be enforced in PNG.

Item 4. Information on the Company

See “Certain Definitions” and “Glossary of Certain Technical Terms” at the end of this annual report for the definitions of certain terms used in this annual report.

A. History and Development of the Company

Introduction

Lihir Gold Limited is a corporation incorporated in 1995 under the laws of Papua New Guinea (PNG) and registered under the Companies Act 1997 of PNG. The Company owns and operates a gold mining project located on Lihir Island in the New Ireland province of PNG. Production of gold from oxide ore commenced in May 1997. In September 1997 the company completed construction of the processing and related facilities for the Lihir operation and commenced production of gold from sulfide ore. The registered office of the company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, PNG. The telephone number of the registered office is +675 321 7711. The company’s website is www.lihir.com.pg.

The initial exploration and development work on the Lihir operation was conducted by a joint venture beginning in 1982. A subsidiary of Rio Tinto plc (referred to collectively with its subsidiaries and affiliates, as “Rio Tinto”), one of the participants in the joint venture, prepared a feasibility report on the Lihir operation dated March 1992 and amended in September 1993, October 1994 and May 1995, which was reviewed and audited by Micon International Limited. The joint venture, which undertook almost nine years of test drilling and numerous geological and other studies on the Lihir operation, spent a total of US$147 million on exploration and pre-development activities in relation to the Lihir operation. In October 1995, the company acquired the assets relating to the Lihir operation from the joint venture and issued and sold ordinary shares in a global offering. As of December 31, 2003 and as of the date of this annual report, excluding the shares in the company held by Niugini Mining Limited (an original joint venture participant that is now a wholly owned subsidiary of the company), the former participants in the joint venture (or their assignees) collectively owned 262,927,557 (20.47%) of the outstanding ordinary shares of the company, as follows:

Shareholding
Rio Tinto Metals Limited	161,527,406
Rio Tinto Lihir Holdings Ltd	24,230,720
Mineral Resources Lihir Ltd	77,169,431

Total	262,927,557

No options over the company’s shares remain outstanding. See “Major Shareholders and Related Party Transactions – Major Shareholders – Share Options”.

The assets acquired from the joint venture included the Special Mining Lease, which gives the company exclusive mining rights within the leased area of Lihir Island for 40 years from 1995. The Lihir operation relates to the mineral deposits located within the area covered by the Special Mining Lease. The company also holds the Exploration License (EL485), which provides the company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period, through to March 31, 2004. The license is in the process of being renewed. See “Additional Information-Material Contracts-Related Agreements with PNG Government”.

The company is managed by Lihir Management Company Limited, a wholly owned subsidiary of Rio Tinto, pursuant to a management agreement dated March 17, 1995. Rio Tinto acquired a managing interest in the joint venture in 1989, and the joint venture has been managed by a wholly owned subsidiary of Rio Tinto since that time.

Until April 17, 2000, all mining operations were provided by the Thiess Roche Lihir Joint Venture pursuant to a mining services contract dated October 1995. This mining contract was due to continue to mid-2002, subject to Lihir’s rights of early termination. Following a review of the benefits of operating under the mining contract compared with Lihir operating the mine itself, Lihir determined to exercise its rights of early termination. In mid-March 2000, Lihir signed a heads of agreement with the mining contractor pursuant to which Lihir cancelled the mining contract with effect from April 17, 2000, and purchased the mining fleet and equipment.

Lihir Management Company is responsible for managing most aspects of the company’s operations, including mine planning, ore grade control and surveying. See “Additional Information – Material Contracts – Lihir Management.”

For a summary of certain risks relevant to an investment in the company, including but not limited to those relating to the company’s relationship with Rio Tinto, see “Key Information - Risk Factors”.

Merger with Niugini Mining Limited

On October 6, 1999, Lihir announced its agreement with Niugini Mining Limited, subject to various conditions, to merge by scheme of arrangement under PNG law. The basis of the merger was set out in the notice of special meeting forwarded to shareholders on November 27, 1999. On December 15, 1999 Lihir’s shareholders approved the required resolutions to progress the merger. Niugini Mining shareholders also approved the required resolutions in early January 2000 and final approval from the National Court of Papua New Guinea was obtained on February 1, 2000. The merger was effective on February 2, 2000.

In accordance with the agreement of both sets of shareholders, the total number of shares issued to Niugini Mining shareholders was one Lihir share for each share in Lihir held by Niugini Mining, plus shares in Lihir equal in value to Niugini Mining Limited’s net assets (excluding its investment in Lihir). Niugini Mining’s net assets were US$54.6 million, which resulted in 59,128,489 million Lihir shares being issued. With the one for one consideration for Niugini Mining’s holding of 161,527,405 shares in Lihir, the total number of shares issued to Niugini Mining shareholders was 220,655,894 shares. As Niugini Mining had no operations, the shares issued to effect the transaction were valued based on the fair value of the net assets acquired and transaction costs of US$1.814 million were charged as an expense. The shares in Lihir held by Niugini Mining were valued at the share price current on February 2, 2000, the date of acquisition.

As a result of the merger, Niugini Mining became a 100% owned subsidiary of Lihir. Niugini Mining continues to hold 161,527,405 ordinary shares in Lihir which have been reclassified as “B” class shares. See “Major Shareholders and Related Party Transactions - Major Shareholders”.

Capital Expenditures

The feasibility report for the Lihir project originally estimated that a total of US$673 million (in mid-1995 dollars) in capital expenditures would be required for pre-production development and construction of the Lihir operation, excluding the US$147 million in exploration and pre-development expenditures made by the joint venture participants prior to the global offering. This was subsequently re-estimated to be US$780 million (in mid-1996 dollars), when the definitive estimate for construction was completed. This increase represented a number of changes in scope, particularly in the areas of financing costs, pit and operations development, and working capital, inflation and the decision to move to the early processing of oxide ore.

The actual cost of construction was US$792 million, which reflected some further changes to scope, such as a re-design of the tailings disposal system, and accommodation, and other infrastructure.

Capital expenditure over the last three financial years, as discussed in note 12 to the financial statements, has been as follows:

	US$ millions
	2003	2002	2001
Projects	10.0	2.9	9.3
Mine	10.2	13.9	10.3
Processing	6.9	9.2	17.3

Total	27.1	26.0	36.9

Capital expenditure in fiscal year 2001 included US$12.7 million on the autoclave heat recovery project, US$5.7 million on geothermal wells, US$4.2 million on 3 new haul trucks, and a dozer to supplement the mining fleet, US$3.4 million on a twelfth generator, $US 1.1 million on preparatory work for the pebble crusher project, and the balance on a number of projects each costing less than US$1 million.

Capital expenditure in fiscal year 2002 included US$6.1 million on geothermal wells, US$4.7 million on the pebble crusher project, US$3.4 million on the progressive replacement of the mining fleet, and US$3.0 million on a pilot 6MW geothermal power station.

Capital expenditure in fiscal year 2003 included, US$3.4 million on geothermal wells, US$5.9 million on the progressive replacement of the mining fleet, US$2 million to complete the 6MW geothermal power station, US$4.3 million on the installation of additional GEHO pumps for each of the autoclaves, and US$1.4 million on water sediment control. At year end, US$1.4 million had been spent on site works for the proposed 30MW geothermal power station. These expenditures were funded from operations and are located on the mine site on Lihir Island in PNG.

For fiscal year 2004, capital expenditure of US$114.0 million is projected. This estimate includes US$40.0 million on the 30MW geo-thermal power station, US$10.0 million to explore and develop additional geothermal power generation capacity, US$16.0 million brought forward from 2005-06 for replacement mining equipment, US$5.0 million on the development of the Kapit ore body, mainly involving depressurizing activities, US$18.0 million on projects to increase plant throughput and improve gold recovery, US$4.0 million on an expansion study, and US$5.0 million on a waste barge. These expenditures will be funded from the proceeds of the equity issue conducted in November 2003 and from operational cash flows.

B. Business Overview

Lihir’s operations are limited to a single mine company that produces gold doré (a mixture of gold and other metals) as its sole product. The gold is mined and processed on Lihir Island in PNG. After refining by AGR Matthey in Perth - Western Australia, the gold is ‘sold spot location London’ through the international gold market or delivered into hedge contracts with selected hedge counter-parties (predominantly ABN-AMRO, Commonwealth Bank of Australia, Deutsche Bank, Macquarie Bank, SG Australia, Goldman Sachs, NM Rothschild and Sons (Australia) and Mitsui) . The gold market is not generally regarded as being influenced by seasonal factors. See Key Information – Risk Factors for a discussion of gold prices and Operating and Financial Review and Prospects – Sales for discussion of hedging.

Lihir’s licenses to operate and mine in PNG are subject to the PNG Mining Act 1992 and the mining development conract dated March 17, 1995 with the PNG Government. See “Additional Information – Material Contracts PNG Mining Laws and Related Agreements with PNG Government” Lihir’s licenses to use patent process technologies including Dynatech’s (formerly Sherritt) pressure oxidation process and Anglo-American Research Laboratories’ elution system are secured through life-of-mine license agreements.

Description of Operations

Overview

The following is a summary of Lihir’s current operations. Given the size, scope and long remaining production life of Lihir, changes in operations may be made in the future, and these changes could be material. See “Key Information - Risk Factors” for a discussion of possible risks to Lihir’s operations.

The Lihir operation is based on open pit mining of three main adjacent pits. Most of the ore is refractory sulfide ore that must be oxidized before the gold can be leached through cyanidation. Pressure oxidation technology licensed from Dynatech, (formerly Sherritt), is used to treat the refractory ore.

During the period of open pit mining, (the “mining period”), which, based on the current preliminary mine plan, expected to continue for the next 19 years of gold production up to and including 2023, the higher grade ore will be fed directly into the processing plant and the lower grade stockpile ore will be stockpiled for processing during the period after open pit mining ceases. The stockpile processing period (the “stockpile processing period”) is expected to last for a further 18 years, up to and including 2041. Accordingly, the Lihir operation is currently expected to have a total remaining operating production life of 37 years, with open pit mining limited to the next 19 years.

The current gold-producing pit is Minifie, production from which will be scaled back from early in 2005 as gold grades decline. The second pit, Lienetz, is being developed in a series of phases to produce the majority of gold ore from 2005 until 2016. The third ore body, Kapit, is scheduled to produce ore from 2012 onwards and, with cutbacks to both Minifie and Lienetz will complete the Mining Period.

Because the higher grade gold will be processed first, annual gold production is expected to drop significantly after the mining period. Based on the current reserve estimates and current preliminary mine plan estimates, production is expected to be approximately 600,000 ounces in 2004, and greater than 650,000 ounces in the years 2005 to 2010 inclusive, approximately 600,000 ounces per year through to and including 2023, and approximately 300,000 ounces per year from the end of mining during the stockpile processing period out to 2041.

Operational consumables, supplies and maintenance parts are sourced from major suppliers in the Asia Pacific region. Petroleum products are sourced from Singapore, cyanide from Korea, lime from New Zealand, with most other suppliers, through Lihir’s regular shipments from Brisbane Australia. Supplies are secured through contracts varying between 2 and 5 years duration.

Mining

General. The open pit mine is expected to produce an average of approximately 7.6 million tonnes of ore per year for the remainder of the mining period. Ore production was 7.9 million tonnes in 2001, 9.3 million tonnes in 2002 and 11.0 million tonnes in 2003. The ore production rate is expected to average approximately 8.3 million tonnes per year from 2004 to 2018 and decline thereafter to an average of 5.3 million tonnes per year. Total annual extraction of ore plus waste from the pit should range from 40 to 50 million tonnes per year from 2004 to 2018 and decrease rapidly thereafter.

The ultimate pit shell contains approximately 740 million tonnes of material, of which approximately 130 million tonnes are proven and probable reserves and 610 million tonnes are waste, for an overall waste/ore stripping ratio of 4.7. Most waste material will be disposed of offshore in deep water within the confines of the Special Mining Lease.

Mining of sulfide ore commenced in the Minifie area because of its higher grade and shallower depth, and will be extended over time to encompass the Lienetz and Kapit deposits. During 2000/2001 most of the mining was from Phase 3 of the Minifie ore body and during 2002, 2003 and 2004 from Phase 4. Production of ore from the high grade Phase 5 in the Lienetz ore body is scheduled to start in 2005.

Material moved during 2003, 2002 and 2001 is shown in the table below.

	2003		2002		2001
	K tonnes	g Au/t	K tonnes	g Au/t	K tonnes	g Au/t
High-Grade Sulphide Ore	5,692	4.53	4,985	5.20	3,225	6.29
Low-Grade Sulphide Ore	5,287	2.31	4,305	2.31	4,626	2.59
Total Ore	10,979	3.46	9,290	3.86	7,851	4.11
Total Waste	23,945		30,723		24,082
Total Material	34,924		40,013		31,933

Pit Design and Planning. The pit design was determined using Whittle Four D pit optimization software. Optimal shells were derived for a range of gold prices and grouped into pseudo pit phases. Detailed designs were developed for all phases out to and including the ultimate pit shell. These detailed designs were then scheduled using a Rio Tinto developed scheduling package with cut-off grade optimization, and a bench scheduling package in Medsystem to undertake detailed scheduling. This procedure was repeated using a range of optimized shells as the final pit, in order to determine which shell realized the highest net present value for the project. This shell was then used as the basis for designing the ultimate pit.

Pit optimization used processing and fixed costs projected at the time. A processing recovery of approximately 90% was used.

Pit face slope angles range from 15o to 26o in soil-strength material, 33o to 35o in weak rock, and 50o in hard rock. In areas that are predominantly waste, mining is carried out on 12-metre benches. In all other areas, 6-metre benches are used.

The mining sequence was determined with a view to maximizing the net present value of the deposit using computer techniques. This resulted in 12 mining phases with a variable mill feed cut-off grade for direct process ore for each year of the Mining Period.

Production Scheduling. Because of the nature of the ore deposits, it is not possible to mine only higher-grade material during the mining period. In order to maximize net present value, the mining and production schedule is structured to deliver the maximum amount of higher-grade ore to the process plant as soon as possible, consistent with an orderly mining schedule. In addition to mining higher ore grade blocks first, a variable mill feed cut-off grade was established for each year. Ore with a grade equal to or greater than the applicable annual mill feed cut-off grade is sent directly to the process plant, while ore with a grade below the cut-off grade but (above the waste cut-off grade) is stockpiled for later processing.

The annual mill feed grade is expected to lie in the range 2.7 g Au/t to 6.1 g Au/t during the mining period, with an overall grade of approximately 4.6 g Au/t for the entire period. At the end of the mining period, the various stockpiles are expected to contain approximately 88 million tonnes of material averaging around 2.4 g Au/t

Sulphide Content. While the average sulphide content of the reserves is 5.6%, the sulfur content is variable. Therefore, significant effort is committed to controlled blending of plant feed to maximize throughput. The ore blend and sulfur target varies depending on ore reactivity, the number of operating autoclaves (target sulfur for complete oxygen utilization is lower when three autoclaves are on line), ore settling characteristics and gold grade. In September 2001, two of three autoclave heat recovery units were commissioned, with the third commissioned in March 2002. The heat recovery units succeeded in making the autoclaves less sensitive to the sulfur content of the process plant feed.

Low Grade Ore Stockpiles. All ore grading below the applicable annual mill feed cut-off grade (but above the waste cut-off grade) will be stockpiled for processing after open pit mining ceases. In addition, the PNG Government has required that ore down to 1.6 g/t be stockpiled for the first 6.5 years of production.

Waste Rock Disposal. Because of the lack of suitable land, the potential for seismic activity, high rainfall and the potential for acidic run-off, the company and the PNG Government concluded that land-based disposal of waste rock was not a viable option and that the preferred option, in terms of cost and environmental acceptability, was to use some of the waste rock to build the base of the stockpile in Luise Harbor and to dispose of surplus or unsuitable material offshore. The waste disposal facility comprises four bottom dump self-propelled barges and two loading docks of three bays each in a single wharf structure. A fifth waste barge is to be acquired in 2004.

Dewatering and Geothermal Control. The Lihir mine pit poses unique challenges. The gold resource is associated with a residual geothermal system and is located adjacent to the sea. The pit must be dewatered to keep the water table below the operating level of the mine, for which purpose there are 12 operating dewatering wells. Dewatering operations have successfully maintained dry pit operating conditions with the base of the Minifie pit now reaching 130m below sea level.

While the Luise Caldera, where mining operations take place, is no longer an active volcanic centre, the residual geothermal system must be made safe, by reducing temperatures and pressures in the vicinity of the pit, in order that high temperature waters and steam generation do not pose a threat to the safety of operations. Since 1999, 10 deep wells (greater than 1000m depth) and 18 shallow wells (400-600m) have been completed. Steam discharge has now been continuous since 2000, with wells in the west Minifie and north Lienetz areas operating during this period. Wells in the Lienetz area were commissioned in early 2003 and are increasing steam discharge levels ahead of the development of the Lienetz pit. The final phase of installing steam discharge wells for Lienetz has continued in the first half of 2004. Information gathered from recent programmes indicates that less geothermal drilling will be needed for mining control than was predicted in the Feasibility Study.

Power generation using geothermal steam has been demonstrated to be a viable option for Lihir. A six-megawatt pilot plant was commissioned in April 2003. This plant is fed on steam from the shallow steam relief wells already completed as part of the mining development. Construction of a further thirty-megawatt plant is under way and expected to be commissioned in April 2005. Well testing, to determine steam production capacity from the larger Ladolam steam resource, indicates an ultimate power generating potential in excess of that currently operating and under construction. A study is being undertaken to define the extent of this potential.

Mine Drainage. The average annual rainfall at the Lihir Project site is approximately 3,700 millimeters, with a maximum one-hour intensity of 65 millimeters. For this reason, considerable attention has been paid to the design of appropriate facilities for mine drainage. This includes a system of surface diversion ditches designed to intercept storm water flows before they enter the open pit. A system of in-pit collection ditches and sumps has also been incorporated into the design of each of the phases of pit development. Despite these design provisions, however, mine production has to be suspended during periods of intense rainfall. Rainfall in 2003 was well in excess of 5,000 millimeters.

Mining Equipment. The major mining equipment selected for the Lihir Project has been sized for the levels of production contemplated by the current life of mine plan. Most of the mining fleet was purchased from the mining contractor on April 17, 2000 on termination of contract mining and movement to owner-mining. The transition from operator mining to owner mining was smooth with the majority or the contractor equipment and staff transferring to Lihir Management Company at this time. The primary excavation fleet consists of four 23 cubic metre capacity hydraulic shovels. Material haulage utilizes a matching fleet of rear dump haul trucks, each with a capacity of 135 tonnes. In the ensuing period the mining fleet has been complemented by the purchase of three additional haul trucks in operation from 2002. In 2004, additional equipment comprised of a shovel, trucks and ancillary equipment has been acquired and is being introduced into operation between April and June 2004.

Processing

General. The company’s processing plant is located in an area known as Putput, at the mouth of Luise Harbour. Lihir ore is termed refractory, meaning that conventional extraction of gold by cyanidation is not viable without pre-treatment. The Lihir process plant incorporates a pressure oxidation pre-treatment step using autoclaves to release the gold. This in turn is followed by conventional cyanidation.

The plant’s facilities first crush and grind the ore into a slurry suitable for pressure oxidation. A small flotation plant is sometimes used to concentrate a portion of the slurry as required. The ore is then subjected to pressure oxidation, counter-current decantation (CCD), neutralization, carbon-in-leach (CIL), and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electrowinning and smelting.

The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulfur grade of 7.2%. A design autoclave operating time of 89% of total time was used resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed were installed in 2001 along with a 12th power generator. In 2002 a pebble crushing circuit was installed in the grinding area to increase grinding capacity, and three additional autoclave feed pumps were installed in 2003. 3.9 million tonnes of ore was processed through the plant in 2003 to produce 550,772 ounces of gold.

Crushing. Run-of-mine stockpiling and primary crushing facilities, incorporating a gyratory crusher, are located at the Ladolam Creek area, approximately 500 metres east of the ore bodies. All other processing facilities are located at Putput, approximately one kilometer southeast of the Ladolam Creek area. Soft ore can be processed separately through a toothed-roll crusher.

Stockpiling and Blending. A series of conveyors transport the crushed ore to a stockpile generally of approximately 36,000 tonnes capacity located at the Putput processing plant. Ore is reclaimed from the stockpile via under pile feeders and conveyed into the semi-autogenous grinding (SAG) mill. Ore that does not flow freely through the under pile feeders is reclaimed by front end loader and fed through a separate feeder.

Grinding and Thickening. Water is combined with the ore feeding the SAG mill to form a slurry. Steel balls and the ore itself grind the ore down to a fine particle size. Coarse pebbles rejected from the SAG mill are conveyed and crushed separately in the pebble crushing circuit before returning to the SAG mill feed stream. SAG mill discharge slurry is pumped to cyclone classifiers that separate coarse from fine particles. Coarse material is directed into a ball mill for further fine grinding before reclassification, whilst fine material continues on to a thickener. In the thickener, water is recovered and flocculent is used to assist the settling of solids. Thickened slurry is pumped to the pressure oxidation circuit.

Pressure Oxidation. The Lihir pressure oxidation circuit utilizes Dynatec (formerly Sherritt) patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry is first pre-heated to 80 degrees celsius in heat recovery vessels before being pumped under high pressure into three horizontal, six compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,400 kPa and a temperature of 200 — 210 degrees celsius. Pure oxygen added into the autoclaves causes rapid oxidation of sulfide minerals, and consequent release of gold particles, to occur. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced to atmospheric conditions. Resultant steam produced in the flash vessels is used to pre-heat autoclave feed in direct contact heat recovery vessels. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.

High pressure gaseous oxygen for the pressure oxidization process is provided via two cryogenic oxygen plants located adjacent to the processing plant. Liquid oxygen is also produced and stored for backup and emergency requirements.

CCD Washing and Neutralization. Oxidized slurry then passes through a two-stage CCD thickener circuit where it is washed with process water and sea water. Slurry acidity is then further neutralized by the addition of milk-of-lime, which is prepared from imported quicklime, in a slaking circuit. In this way, slurry pH level is increased to an appropriate level for cyanide leaching. Dilution water is added to reduce slurry viscosity in preparation for CIL processing.

CIL Processing. Gold is recovered from the oxidized, slurry in a Carbon-In-Leach (CIL) circuit. The circuit consists of eight large, agitated tanks. In the second tank, sodium cyanide is added to the slurry to begin leaching gold into solution. Coarse, granular carbon is added to subsequent tanks to adsorb dissolved gold. Agitation ensures that the slurry, cyanide and carbon are well mixed and suspended so that most gold containing particles are leached and adsorbed onto carbon. Slurry flow progresses through the tanks whilst carbon, retained by screens, is pumped in a counter-current direction and progressively loads with adsorbed gold.

Gold Recovery. Loaded carbon is recovered from the CIL circuit and stripped of gold in a continuous Anglo-American Research Laboratories elution system. This involves soaking gold-loaded carbon in a hot caustic / cyanide solution, causing gold to desorb from carbon back into solution, and then rinsing the carbon with hot dematerialized water. Stripped carbon is then regenerated by heating in an atmosphere of steam, before being returned to the CIL circuit.

Gold bearing solution from the elution process is circulated through electrowinning cells where gold is recovered from solution through electro-plating to produce a gold sludge. Finally, the sludge is dried and smelted in a furnace to produce doré bars. The gold recovery facility has been designed to treat up to 20 tonnes per day of loaded carbon.

The overall ore treatment process is designed to recover between 88%-94% of contained gold, depending on ore type. Overall plant recovery for 2003 was 88.6%.

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

The combined streams are subsequently discharged into the ocean via a pipeline at a depth of 128 meters, which is below the surface mixed layer of the ocean. The surface mixed layer, which is the uppermost layer of the ocean that is constantly mixed by wind and wave action, varies with location and time, with a maximum depth of 98 meters being recorded to date at Lihir. Being denser than the receiving seawater, tailings discharged below the surface mixed layer move down the steep submarine slope and will not rise to the surface. See “Environmental Considerations” below for a discussion of this method of tailings disposal and its possible environmental impacts.

Low Grade Ores. Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulfide sulfur in the ore. To mitigate this effect, a number of measures have been taken:

▪	Some stockpiles have been covered with plastic to reduce the rate of oxidation.

▪	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulfide sulfur in ore feed.

▪	The flotation plant provides an opportunity to increase the sulfide grade of stockpile ore to some extent if required.

Limestone Deposits. The original project design incorporated a lime plant treating local limestone. While tests of the local limestone confirmed its chemical suitability, it was also indicated that the limestone may prove too friable for calcining in conventional shaft or rotary lime kilns. As a result the processing plant utilises imported quicklime transported to site in 20 tonne containers.

Infrastructure. Little or no infrastructure existed on Lihir Island prior to the commencement of activity by the company and development of the Lihir operation required a significant program of infrastructure construction. Besides the processing plant and barge loading facilities for waste rock disposal, infrastructure now includes a main administration office, an analytical/environmental laboratory, a training building, a warehouse, plant maintenance workshops, emergency response facilities and a power plant consisting of twelve diesel generators, each of 6.3 megawatts.

Infrastructure for the workforce includes housing and related community facilities such as a school, medical center, supermarkets, an open market and a police station. A wharf has been constructed at Putput for general cargo ships and tankers. An airstrip and terminal facilities have been constructed on the northern portion of the island. The existing road connecting the airstrip and the project site has been improved and a ring road around the island completed.

Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River, where a run off weir scheme has been constructed. Water is now also being accessed from the pit area itself.

Communications at the site, within the island and with the external world has been provided through the installation of a satellite link providing public access to the national telephone network. Marine and aeronautical radio systems are also installed.

Workforce

At December 2003, the company employed 989 people. Of this number, 376 or 38% were Lihirian, 528 or 53% other Papua New Guinean nationals and 85 or 9% expatriates from various other countries. The company continued to upgrade training facilities and systems in all areas of its operations. A new intake of 10 female secretarial trainees commenced during the year as did 12 heavy equipment operator trainees. Professional and supervisory development training was conducted in-house with over 900 training completions for the year.

Community Affairs

The Lihir Group is made up of four islands with a total population (as at March 2004) of approximately 12,818 persons, approximately 9,637 of whom live on the main island (Aniolam) of the Lihir Group.

The Lihir Group is over 900 kilometers from Port Moresby and at least two hours’ travel by motorized boat from New Ireland, Tanga or Tabar islands. Because of this relative geographic isolation, the Lihir Group community is fairly self-contained. Comprehensive land tenure and genealogy studies were conducted prior to the mine’s development and records are updated annually. The people of the Lihir Group share a common language and the same clan structure, factors which assisted in the conduct of the compensation negotiations.

In 1995, a comprehensive set of benefits and compensation arrangements were agreed between the company, the three levels of Government and the people of Lihir, known as the Integrated Benefits Package (IBP). The IBP details the commitments made by the various stakeholders in terms of infrastructure and support, community development, compensation, and relocation of certain families from within the Special Mining Lease. A significant part of the company’s community affairs effort is directed towards ensuring compliance not only with these commitments but also with the spirit of the undertakings in the light of changing circumstances. Additionally, the community affairs section has an overall focus on maintaining and strengthening the best possible relationship with the Lihirian community by developing an understanding of

Lihir’s operations in the community and engendering trust through an open, honest and transparent consultation process.

The IBP includes four main chapters including: 1) Destruction (relocation and compensation); 2) Development (royalty payments, equity participation (through MRL), a community infrastructure, facilities and services, business development, human development, village development; 3) Security (trust funds, long term development plans, long term investment plans, training and localization); and 4) Rehabilitation (progressive rehabilitation and mine closure provisions). The IPB was signed on April 26, 1995, by Lihir Management Company (initially on behalf of the joint venture but with an acknowledgment that it would subsequently be on behalf of Lihir Gold Limited), the three levels of government and by various groups of landowners and residents on Lihir Island. It satisfied the requirements of the PNG Mining Act for compensation arrangements to be in place before mining commenced.

The compensation provisions of the IBP (Chapter 1) provide for compensation to be paid to the landowners for cleared, damaged or otherwise affected land, for loss of economic plants, for loss of man-made structures, for loss of marine resources and wildlife, for discoloration or other adverse effects on creek water and seawater, for disturbance of burial grounds and sacred sites and for other miscellaneous effects of the Lihir operation. Additional compensation has been, and as required will continue to be, paid to landowners in the Ladolam pit and Putput plant site areas for loss of possession of land as a result of the Lihir operation. In addition, the compensation agreement provides that the landowners will be paid royalties per cubic metre for sand, gravel and coronous material excavated from their land.

IBP Chapters 2 and 3 provide for the establishment of trusts for the long term benefit of landowners and residents and their children, and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation, (statutory and otherwise) and that they waive any rights to bring action or suit for further compensation in respect of matters covered by the compensation and relocation agreements.

The company continues to examine ways of promoting self-help and self-determination rather than have the community develop into complete dependence on the company. The company works closely with Lihir’s local level government, the Lihir Mining Area Landowners Association (LMALA) and, through the IBP review, is currently developing a new five-year sustainable development plan to promote community development through self-help. The Lihirian people are a proud community and have historically been extremely self-sufficient due to their geographical isolation. Lihir’s community leaders are aware of the impacts large development can have on traditional lifestyles and are working with the company to ensure that the many benefits resulting from the mine lead to a long term social enhancement.

The company has made substantial annual financial contribution by way of compensation, community development, royalties, wages and other payments to the Lihirian community as shown in the table below.

	2003	2002	2001	2000	1999
Kina millions	25.2	26.5	18.1	12.0	8.6
US$ millions equivalent	7.23	6.6	5.0	4.0	3.2

The IBP is now nine years old and the original concept of the mine has materialized into a fully functioning operation. In June 2001 the local community, Lihir, the PNG national, provincial and local level governments commenced a full review of the IBP agreements to assess how they might be improved to serve the various parties better in the future. In 2003 an independent chairman was appointed to oversee the final stages of the review process which is expected to be completed by early 2005. During the period of the review, the company, government and landowners continue to work under the terms and conditions of the original agreement signed in 1995.

Even though the company has put significant effort into addressing landowner issues, the company cannot guarantee that disputes will not disrupt operations in the future. See “Risk Factors”.

Business Development – The company provides direct support for business development to the local community through its business development office, or BDO. BDO assists the local business community to develop realistic, sustainable commercial opportunities. BDO assistance to local businesses has included the development of business plans, managerial advice, preparation and lodgment of VAT, group tax and company returns, secretarial support and business training. In some cases, small loans have also been provided. More than 120 small businesses operate on Lihir, most of which have received some form of assistance from BDO.

BDO continues to provide advice and assistance to local businesses to ensure compliance with the Companies Act and Business Group Registration Act.

Many local businesses continue to benefit from the company’s outsourcing programme for non-core activities by providing goods and services to the Lihir project. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy.

BDO also has an established agriculture section that provides technical assistance to local farmers in vegetable farming, chicken farming, and piggeries.

Education Assistance - In 2003, the company continued to assist Lihirian students through a range of programmes. Funding was given to Lihir High School to upgrade computer systems and hardware and school fee assistance was given for Lihirian students at secondary schools outside of Lihir. Direct monetary grants were made to 34 local schools. Full scholarships were also granted to 30 undergraduates to undertake degree and diploma courses at tertiary educational institutions.

Health and Safety

The company is committed to promoting the health and safety of its employees and the neighboring community through effective management practices. Health and safety improvements are sustained by the setting and review of targets, assessing and reporting of safety performance and adoption of best available practices for the conditions in which the company operates.

Two important measures of Lihir’s safety management efforts are the lost time injury frequency rate (LTIFR) and the lost time injury severity rate (LTISR). A “lost time injury” results when an employee or contactor cannot perform 100% of their normal duties for a full shift. Between 1998 and 2003 the company LTIFR was 0.41, 0.34, 0.35, 0.46, 0.30 and 0.30 respectively, per 200,000 hours worked. The LTISR has reduced from a peak of 5.27 in December 1999 to 1.30 in December 2003. Since 2001, the quality of recording and investigation of incidents has continually improved to a degree where management is confident that issues are being identified and addressed. Lihir believes that this is a positive indicator that the safety awareness programs are working and employees and contractors understand the importance of reporting an incident and/or near miss when they see it.

An annual site safety plan, which addresses issues identified through audits, risk assessments and benchmarking against best practice is developed. Progress against the plan is reviewed quarterly by the management team and the occupational health and safety committee established for this purpose. Other initiatives have included the introduction of a comprehensive contractor management system, continued improvement to site training programs and, more recently, the commencement of an occupational health programme. Lihir is committed to motivating employees and contractors in relation to occupational health and safety awareness and to always striving for of “No Injuries to Anyone Ever” through a belief that “all work related injuries and illnesses are preventable"‘. The company’s aim is to consolidate and realize the gains from earlier efforts and to continually promote a positive change to the behaviour of its workforce and contractors.

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

Through the medical centre, the company continues to target malaria and other parasitic infections through the vector control programme, or VCP, which is regularly audited by a consulting entomologist. The VCP has seen admission to the medical center due to malaria decrease from 22% of the population in 1998 to around 10% since 2001. The VCP has been largely concentrated within villages close to the mining development resulting in reductions in the percentage of persons infected with malaria in those areas from as high as 50% to less than 10%. Other key focus areas for the company’s community health programs include infant and maternal health, and infectious diseases such as TB and HIV/AIDS. Combined with comprehensive public education programmes the company will construct a new infectious diseases isolation ward at the Londolovit medical centre in 2004.

Management

General

Lihir Management Company, a subsidiary of Rio Tinto, manages the company and the Lihir operation pursuant to the management agreement between the company and Lihir Management Company, the terms of which are discussed in detail below. The managing director of Lihir Management Company is also the managing director of the company and reports directly to the company’s board of directors. As a consequence of the management agreement, Lihir has no executive officers or senior management personnel who are not also executive officers or senior management personnel of Lihir Management Company.

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

Following a review of the benefits of contract mining, as compared with Lihir operating the mine itself, Lihir determined to exercise its rights of early termination under the mining contract, and signed a heads of agreement with the mining contractor on March 17, 2000, whereby the company cancelled the mining contract effective April 17, 2000 and purchased the mining fleet and equipment. The capital cost of the acquisition of the mining fleet and associated equipment, spares and stock from the mining contractor was US$42.3 million. Under the heads of agreement, the final contractual payments to the mining contractor upon the termination of the mining contract were also agreed. These payments included a lump sum amount of US$7.7 million, which encompassed both the payment due under the termination formula contained in the mining contract, and a sum to settle remaining contractual claims by the mining contractor. This termination fee was expensed in 2000.

Lihir Management Company is now responsible for managing the work previously undertaken by the mining contractor. In addition, Lihir Management Company is responsible for providing mine staff and engineering personnel, mine planning and slope design, slope erosion protection, definition drilling, ore control and sampling and groundwater and geothermal control.

Blasting Contractor

On March 14, 1996, the company entered into a Contract Explosives Services Agreement with Orica Papua New Guinea Ltd to supply explosive services for the Lihir operation through to June 30, 2002. The Agreement was immediately assigned as a nominated subcontract to the then mining contractor. The awarding of the contract followed testing by the successful contractor and the contractor being able to demonstrate to the company that its specially compounded emulsion explosives were suitable for the high rock temperatures and reactive soils that characterize the Lihir mine. The blasting contractor was required to procure, transport and store all explosive products; manufacture and deliver explosives into blast holes; prime, tie-in and initiate the blasting; and provide all facilities for manufacture and storage, including warehouses, magazines, labour and supervision. The blasting contractor is provided with fuel, power and potable water by Lihir.

At times, blasting at Lihir is carried out under unusual conditions with high blast hole temperatures. The sulfide-bearing rock is both wet and reactive with nitrate based compounds. Special explosives are required to deal with these conditions and the blasting contractor undertakes final preparations of these explosives at the site.

In June 1999 the Contract Explosives Services Agreement was amended providing a substantial reduction in the explosive pricing due to modifications in the product and the use of alternative raw material suppliers. The savings to Lihir amount to US$1.5 million per year. In return, the term of this agreement was extended to the earlier of March 31, 2009 or the completion of mining. The amended agreement now contains a re-price review on a two yearly basis that will take into account factors such as technical improvements, site factors, and genuine competitive options available to Lihir.

Following termination of the mining contract on April 17, 2000, the blasting contractor was contracted directly to Lihir.

In December 2002, Lihir renegotiated the purchase price of bulk explosives from the blasting contractor. The net result was cost neutral with higher operational flexibility and productivity.

C. Organization and Structure

As of the date of this annual report, Rio Tinto held 14.46% of Lihir’s ordinary shares.

As a result of a merger effected on February 2, 2000, Niugini Mining Limited is a 100% owned subsidiary of Lihir. Niugini Mining is registered in Papua New Guinea. Niugini Mining is the sole subsidiary of Lihir Gold. See “Information on the Company-History and Development of the Company-Merger with Niugini Mining Limited”.

Niugini Mining Australia (Pty) Limited is a 100% owned subsidiary of Niugini Mining Limited and is registered in Australia. Niugini Mining Australia (Pty) Limited is the sole subsidiary of Niugini Mining Limited. Neither company has continuing operations. However, contingent liabilities relate to both. See Note 21 to the financial statements and “Financial Information-Consolidated statements and other financial information”.

D. Property, Plant and Equipment

Lihir is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. The facilities have a replacement value of approximately $US1 billion.

Mining Rights

Lihir holds the Special Mining Lease which gives the exclusive right to mine and produce gold from the Luise Caldera, including the site of the processing plant on Putput Point. The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated. For a discussion of applicable PNG mining laws and the specific terms and conditions of the Special Mining Lease, Exploration License and Mining Development Contract, see “Additional Information – Material Contracts – PNG Mining Laws and Related Agreements with PNG Government”.

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

The Special Mining Lease covers 1,739 hectares and includes the Luise Caldera, Luise Harbor and part of Putput Point. As such, it covers the ore bodies, processing plant, stockpiles and marine facilities. The LMP for the accommodation and commercial center covers 674 hectares in the Londolovit area and the LMP for the airstrip covers 34 hectares. The mining lease for the hard rock quarry covers 47.7 hectares while the mining lease for the limestone quarry covers 23.7 hectares.

Lihir Island

Lihir Island is the largest of the Lihir Group of four islands. It is located 925 kilometers directly northeast of the PNG capital of Port Moresby. The Lihir Group forms part of the province of New Ireland.

Lihir Island is a volcanic seamount that rises steeply from sea level to about 600 meters above sea level. It is approximately oval in shape, roughly 22 kilometers long from north to south and 14.5 kilometers from east to west at its widest points. There is a caldera from what is believed to be a no longer active volcano (the “Luise Caldera”), which adjoins a harbor (the “Luise Harbor”) on the east coast of the island. All of the known ore deposits of the Lihir operation are located in the Luise Caldera. An airport capable of handling appropriately sized aircraft and a port capable of handling 8,000 tonne ships and 12,000 tonne tankers have been constructed as part of the Lihir operation.

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

Geology

Lihir Island is made up of five Miocene-Pleistocene volcanic units, of which three are recognizable volcanic craters (including the Luise Caldera) and two are sequences of mafic volcanic rock that predate the three volcanoes. The volcano that formed the Luise Caldera was the most recent major volcanic event on the island. It was formed in the Pleistocene age, less than one million years ago. Remnant geothermal activity is present in the Luise Caldera, evidenced by hot springs and fumaroles. Studies of groundwater circulation suggest there is no magma present below the Luise Caldera.

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

Exploration work since 1983 has defined several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Lienetz, Minifie, Coastal, Borefields and Kapit. Of these, the largest is Minifie, which is about 1,000 by 600 meters with mineralization extending from the surface (50 meters above sea level) to 250 meters below sea level. The Lienetz deposit north of Minifie is about 800 by 400 meters, and extends from the surface (140 meters above sea level) to 300 meters below sea level. The smaller Coastal deposit adjoins Lienetz on the northeast, separating it from the sea. The Borefields zone extends to the north-east along the Minifie structure and is an extension of the Minifie mineralization. The Kapit deposit, extending 300 to 400 meters north of Lienetz, is about 450 by 300 meters with mineralisation extending from near surface to 250m below sea level. Drilling in 2002 and 2003 extended the limits of Lienetz to the North West, confirmed physical connection between Lienetz and Kapit and extended the current knowledge of the Kapit deposit. By February 2004, the Kapit resource had been sufficiently explored by drilling, geotechnical, geothermal and economic studies to partially convert the resource to reserves.

The bulk of the known gold mineralization is located in Minifie, Lienetz and Kapit. All of the deposits are connected by areas of low-grade mineralization. An analysis of the structural patterns has led to the hypothesis that the Lienetz, Coastal and Kapit areas are part of a single mineralization system, with a separate feeder system accounting for the Minifie and Borefields mineralization. The Coastal and Borefields pits are not currently included in the defined reserves.

Based on exploration work to date, gold appears to be the only metal of economic significance present within the Luise Caldera. Gold occurs primarily as sub-micron size particles in sulfide minerals. Sulfide content is relatively high, with the average sulfur grade of the reserves being 6.15%. The main sulfide material is pyrite, with the marcasite form present as an accessory mineral. Arsenopyrite is rare. Free gold is increasingly apparent. Oxidation layers range in thickness from minimal in low lying areas such as Minifie to a maximum of 70 meters over the higher parts of Lienetz and Coastal and Kapit.

The mineral deposits in the Luise Caldera are hosted by volcanics, intrusives and breccias, and there has been extensive alteration of these rocks within the caldera. Two major alteration episodes have been identified, an earlier and deeper “porphyry style” event resulting in potassic alteration grading laterally to propylitic alteration and a later and higher level epithermal event producing argillic, advanced argillic and phyllic alteration. Because the intensive alteration has destroyed much of the original host rock lithology, the deposits have been classified into a series of “ore types” based on alteration, hardness, degree of brecciation and similar factors. While this is more a metallurgical classification than a geologic one, it has proved useful in determining many of the mining and processing characteristics of the orebody and host rocks. The ore types are roughly sub-horizontal and form a fairly consistent vertical sequence. The general sequence is that of clay-rich rock, grading into white mica-felspar rock, then felspar-biotite and, at depth, into felspar-biotite-anhydrite. Within and on the boundaries of the ore types, geological structure is also a major influence in the localization of higher grades in the ore body.

Reserves Estimates

During 2003, an intensive resource definition and extension drilling program was undertaken at Lihir, with substantial additional drilling and assaying data becoming available since the completion of the previous resource estimate in 2002. The bulk of the Kapit ore body was converted to reserve as a result of this drilling programme. This has resulted in increases in both resource and reserves as at December 31, 2003, as published in February 2004.

Development of the Kapit deposit will require the construction of a coffer dam in the shallows of Luise Harbour. A substantial geothermal depressurization programme will be required prior to mining Kapit. Options are being investigated for early commencement of this programme. Economic and technical studies have demonstrated the financial and technical viability of the coffer dam and depressurization programs and the relocation of the current low-grade stockpile lying over this ore. The Kapit orebody development lies within Mining Lease SML6 held by the company. Discussions with the PNG Government have confirmed that, subject to due processes, there currently are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the Kapit orebody.

The ore reserves in the table below are based on the new resource model at a US$340 per ounce gold price assumption (1.7 g Au/t cutoff) adjusted to take account of mining depletion and reconciliation changes to December 31, 2003.

			Average	Contained
	Reserve	Tonnes	grade	Ounces
	Category	(In millions)	(g Au/t)	(millions)
Un-mined Ore	Proven	3.2	4.01	0.4
	Probable	127.1	4.18	17.1
Stockpiled Ore	Proven	33.2	2.75	2.9

Total Reserves		163.5	3.88	20.4

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

Reserve tonnages were depleted during 2003 by mining activity. Reserves quoted are those remaining below the mining surface at December 31, 2003, within a revised pit design.

Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of December 31, 2003.

The reserves reflect an assumed gold price of US$340 per ounce. The number of ounces of contained gold does not indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency. While Lihir believes that US$340 is an appropriate gold price to use to estimate its reserves, the company has estimated that, if the assumed long-term gold price was reduced to US$300 per ounce, its proved and probable gold reserves excluding stockpiles would be reduced to 14.5 million of ounces of un-mined ore. Conversely, a metal price of US$400 per ounce would increase the un-mined component of the reserve to 23.7m ounces of contained gold.

Exploration

The Kapit exploration-drilling programme continued during 2003, with results confirming and extending the magnitude of the ore body. In total, 52 diamond drill holes for 21,809 metres were completed. Further drilling was undertaken in the area between Kapit and Lienetz, following the discovery of mineralisation linking the two ore bodies. The 17 holes for 5,542 metres drilled in the Kapit link zone reinforced the continuity of the ore system in this area. While the grades are relatively low in the shallower areas of the southern end, (thereby limiting the viability of mining the Lienetz and Kapit ore bodies with one pit), mineralisation strengthens towards the Kapit zone with grade improvement towards four grams of gold per tonne.

By December 31, 2003, the limits of the ore body to the west and south had been defined, while the mineralisation remains open to the north and to the east under Luise Harbour.

Exploration teams were also active with programmes to define the western limits of Lienetz, Kapit and Minifie. Drilling results, while encountering minor vein-style mineralisation, have confirmed economic closure of the Lienetz and Kapit ore bodies to the west.

In addition to the major exploration drilling campaign, geotechnical and geothermal studies were undertaken to determine whether mining of the Kapit zone would be feasible. New pit designs, which include the Kapit deposit incorporated in reserves in February 2004, have been developed. The significant reserve increase draws on resource additions reported in February 2003, as well as the results of the ongoing drill programme during the past year.

Exploration is continuing on Lihir Island with the focus being within the Luise Caldera. Some preliminary stage exploration is also being undertaken nearby at Ilkot Creek. Exploration programs are planned to fully explore the potential of the remainder of the Island. Subject to negotiations for land access, it is anticipated that the whole island will have been mapped and surface sampled within the next three years.

The Kapit deposit has been clearly defined to the west and south and, while substantially defined, remains open to the north and along the eastern flank adjacent to Luise Harbour. Further drilling on the northern flank is scheduled for 2004, to convert inferred resource currently on the margins of the mine design.

The drilling programme for 2004, reduced from that undertaken in 2003, will look to continue appropriate infill and geotechnical work in the Lienetz and Kapit areas with an increasing emphasis on improved ore definition for mine scheduling purposes.

Environmental Considerations

Overview

Lihir considers that excellence in managing its environmental responsibilities is not only inherently worthwhile but also essential to its long-term success.

The company operates in accordance with an environmental plan approved by the PNG Government and works closely with that government in implementing all statutory monitoring and reporting as specified in its environmental monitoring and management program, or EMMP. It also operates in accordance with all water use permits issued for the site. The EMMP details the regular monitoring which is undertaken at over 50 locations around the Lihir island group for over 50 environmental parameters. All results from environmental monitoring are reported to the government and landowners on a regular basis.

The EMMP will be reviewed by the Company and the Government during 2004 to ensure the ongoing efficacy of the environmental management programs. The company has also been consulted by the PNG Government in its development of the new Environment Act for Papua New Guinea. The Environment Act was passed by Parliament in December 2000 and combines the previous environmental legislation into one Act. It came into operation on January 1, 2004. The company is actively consulting and cooperating fully with the government in the transition of permits issued under the previous legislation to the requirements of the new Environment Act. During the period of transition, any permits issued under the previous legislation are deemed valid under the new Act.

Lihir has independent environmental consultants report on its environmental compliance. In addition, the Government carries out their own independent monitoring for elements contained in the EMMP to confirm the company’s results and the company complies with stringent corporate reporting requirements by Rio Tinto.

The Statement of Compliance issued by the PNG Government Department of Environment and Conservation (DEC) in 2003 states that “DEC’s assessment of the environmental monitoring reports have shown that Lihir is in compliance with the environmental conditions set in the approvals and permits. DEC commends the initiative taken by Lihir in planning to evaluate its environmental performance in line with the new Environment Act 2000 and subsidiary regulations, which will come in to force mid-2003. The Mine and this Department will be involved in this process. We are happy to say we are confident of the Company’s environmental performance”.

In addition to the statutory environmental compliance monitoring and reporting through the EMMP, the company undertakes studies to improve understanding of the environmental consequences of the operation. The company is involved in research projects with CSIRO Division of Marine Science, James Cook University, Australian Institute of Marine Science, Deakin University and Klohn Crippen Consultants Ltd. While the company’s monitoring and research projects are continuing, results from investigations to date suggest that the level of impacts originating from the company’s activities are less than originally predicted.

The company has been recommended for full certification of its Environmental Management System (EMS) against the ISO14001 standard in May 2004, making Lihir the first mine in PNG to do so.

Environmental Plan

Extensive environmental baseline studies of the Lihir Islands were carried out with the involvement of the Lihirian community, during exploration. These baseline studies were followed by an environmental impact assessment of the Lihir operation, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbor. Each of these impacts are summarized below; however, in summary, ongoing environmental monitoring performed by the company (and independently by the PNG Government and independent consultants) reveals that impacts to date are less than that anticipated in the project’s environmental plan (EP) and factored into the approval by the PNG Government for the project to proceed.

Following its environmental impact assessment, the EP was prepared by specialized external consultants (NSR Environmental Consultants Pty Ltd) on behalf of the joint venture and submitted to the PNG Government in accordance with Section 4(6) of the PNG Environmental Planning Act. The EP was subsequently approved and describes the proposed development, existing environment, anticipated impacts and proposed safeguards, and the EMMP for the construction and operational phases of the mine’s development.

In the Mining Development Contract, Lihir has agreed to comply in all material respects with its EP. The EP may be varied either by the company, with PNG Government approval, or by the PNG Minister for Environment and Conservation if there is a material danger to public health and safety, if the conduct of normal operations in accordance with the EP poses an environmental impact, either not contemplated or different than contemplated in the EP, or if substantially better environmental control technology becomes available.

Land and Habitat Impacts

The major land and habitat impacts associated with the Lihir operation, are the alteration of land use in and around the mine and plant site areas from natural environment to mining lands, and the loss of habitat types important to local inhabitants. A compensation package was negotiated and accepted by the company, the PNG Government, and landowners that addresses these environmental impacts, including the loss of megapode nesting habitat and economically valuable vegetation, diversion and alteration of stream habitat, and impacts by sedimentation on the water quality of the shallow and deep water marine environment around Luise Harbour, among other land use issues.

Geothermal areas of the Luise Caldera are important nesting grounds for a sub-species of megapode. This sub-species is not unique to the Lihir Group of islands and is genetically and morphologically similar to the populations found on other nearby islands. Historically, it was important to Lihir Island primarily because the local inhabitants used its eggs as a food source. Though significant areas of nesting habitat in the caldera area have been lost, detailed surveys in 1997-2001 found that nesting burrow numbers have significantly increased in undisturbed areas and also that new nesting areas have been colonized. This is attributed to a reduction in the predation pressure on the megapodes by the local community, in response to increased standard of living with less reliance on traditional food resources afforded by the mine development.

Similarly, repeat post-baseline surveys of sago resources along the east and north-east coast of Lihir Island, show that while some sago areas have been lost to road and infrastructure construction, the overall numbers of sago have increased. As with megapodes, this is believed to be the result of a reduction in the requirement for traditional food and building resources since the establishment of the mine.

Waste Rock and Marine Impacts

Given the potential for acid generation from certain waste rock types, permanent submarine disposal was agreed (by all stakeholders) as the preferred method for long-term prevention of sulfide oxidation and subsequent acid generation from geological waste. In addition, the lack of available land for terrestrial disposal also supports the marine placement of waste rock and tailing. The major impacts of the deep-water waste rock and tailing disposal are increased turbidity in the water column within and beyond Luise Harbor, (which declines along the north and south coast), and smothering of deep seafloor dwelling organisms.

The company regularly monitors the impact of its marine disposal operations and has always remained in compliance with the PNG Government water quality criteria for the protection of marine ecosystems. In addition, a comprehensive 3-year research program on the impact of marine geological waste disposal on fisheries resources around Lihir conducted by CSIRO Division of Marine Science, (completed in 2003), revealed no significant impacts on the diversity, abundance or bio-concentration of metals in fish as a result of the mine’s presence. The company’s own monitoring results of marine sea grass and shellfish are consistent with the CSIRO findings. Following the completion of the first 3-year study by CSIRO on fishery resources, research is now being directed towards assessing the impacts on deep seafloor organisms and the impact of marine waste disposal on ocean plankton.

The major impacts associated with ocean disposal of mine waste continue to be aesthetic, involving surface sediment plumes resulting from barge disposal of waste rock and storm water run-off from roads and mining areas. In 2002 the company voluntarily commenced a program to further improve its management of water, sediment and acid leachate from stockpile drainage entering the ocean. This 3-year program, expected to cost approximately US$5 million, is being implemented by Klohn Crippen Consultants Ltd on behalf of the company with the aim of, among other objectives, reducing the visual impacts of sediment in the ocean surrounding the mine.

Stockpile Drainage

The EP suggested that drainage from the low grade ore stockpiles may cause acidic runoff, and elevated levels of dissolved metals, including iron, copper, arsenic, zinc, aluminum, manganese, cadmium, lead and, possibly, mercury and chromium. The company has installed stockpile covers where appropriate to reduce the generation of stockpile leachate. The concentration of these metals in the marine environment at Lihir’s compliance monitoring locations, remain within the limits imposed by the PNG government, for the protection of marine ecosystems, and there is no evidence, as supported by the CSIRO Division of Marine Science study, that discharge of stockpile leachate has had a deleterious impact on fisheries communities adjacent to the mine.

The discharge of acidic run-off water from other areas, is mitigated prior to entering the ocean, by dilution with large amounts of water from the pit dewatering bore field, which has a high alkalinity and therefore buffers of acid leachate run-off. The company is currently evaluating further treatment options to assist in leachate mitigation. As part of the mine water, sediment and acid rock drainage management plan being conducted by Klohn Crippen referred to above, the company are currently undertaking engineering works to further improve the management of acid water from the stockpiles.

Tailings Disposal

The reliance of the Lihirian communities on coastal lands means that a land-based tailings storage facility would have had to be situated in the interior mountainous area of the island. Given the seismic conditions, the rugged topography, high rainfall and potential for acid generation, the cost and risks to the environment and people of constructing a stable land storage facility there for tailings were considered prohibitive. In addition, due to the net rainfall surplus, storage of tailings on Lihir Island was not likely to be possible, without long term treatment of the effluent run-off water from the land storage facility, the residues from which could also require land-based storage. For these reasons, the company and the PNG Government concluded that submarine disposal of tailings was appropriate for the Lihir operation.

Tailings are discharged under water at a depth of 128 meters through a 1.2 metre diameter steel-cased high density polyethylene (HDPE) pipeline. The discharge depth was chosen following extensive field-work on the structure and currents of the ocean in the vicinity of the outfall, leading to the development of a predictive model of tailing behavior once discharged. The discharge point at 128 m is below the mix layer depth, the euphotic (biologically active) zone and where the density of the receiving ocean water precludes the tailings floating back into the surface water. The tailing is a combined stream of approximately 5% solids and a mixture of fresh and salt process water and saltwater used in the cooling of the power and oxygen plants. The water quality around the area of the outfall is monitored on a regular basis, to ensure that concentrations of metals and cyanide species are not above PNG water quality criteria for protection of marine ecosystems. Monitoring data to date show that, at all times, water quality at marine compliance locations have been better than the prescribed standards.

In addition, the company (in consultation with the PNG Government, CSIRO Centre for Advanced Analytical Chemistry, NSR Environmental Consultants, Ocean Sciences Institute and Underwater Video Systems) has carried out extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. These studies have shown that the tailings travel down the steep submarine slope, after discharge from the end of the pipe, as a consolidated turbidity current, and settle out on the ocean floor. Only small amounts of the main turbidity flow break off to form sub-surface plumes below 150 m and no re-suspension to waters above 128 m was observed.

Submarine disposal of tailings is only appropriate under certain geographical and physical conditions, including suitable ocean currents, absence of upwelling, steep slopes and deep surrounding ocean, all of which occur at Lihir. According to information published by the U.S. Bureau of Mines in October 1993, there is no ‘knowledge potentially economic mineralization, with suitable adjacent deep oceanic conditions,’ within the contiguous mainland states of the United States, which would make submarine disposal of mine tailing a viable consideration. The international concern regarding marine tailings disposal is based on the perception that it could lead to major metal contamination. Bottom-dwelling marine organisms colonizing stabilized waste rock or tailings deposits may be exposed to elevated metals concentrations in the sediments. Tissue metal enrichment may then occur and may be transferred to predatory fish. As discussed previously, a comprehensive 3-year study undertaken by CSIRO Division of Marine Science, concluded that there is no evidence of metal enrichment in fish species around Lihir as a result of the mine. Further research on other marine organisms including deep seafloor dwelling organisms and plankton species is currently underway.

At least 90% of the residual cyanide contained in CIL tailings is detoxified by reaction with iron prior to disposal. Cyanide detoxification is achieved by controlled mixing of iron-rich CCD liquor with CIL effluent to complex the free cyanide. A mixing tank allows sufficient retention time for the reactions to proceed and the tailings disposal is managed to ensure PNG water quality standards are met.

Rehabilitation and Decommissioning

The approval of the environmental plan required the company to undertake rehabilitation on a progressive basis. As with all environmental monitoring reporting requirements, rehabilitation activities are reported to the PNG Government on a regular basis.

The company has prepared a conceptual mine closure plan, or CMCP, which details the company’s options with respect to mine closure, as well as assigning costs associated with those various closure options. These costs will be accrued (charged to operating costs) during the operation of the project, to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining and processing. The various closure options identified in the CMCP will be reviewed during 2004 and 2005, to address such issues as the final void of the pit, and the effect of mining the Kapit ore body, which was converted to reserve in February 2004. The major areas to be dealt with by rehabilitation efforts at closure, are the open pit area, and low-grade ore platforms, which may be acid-generating. Closure costs were estimated at approximately US$27 million based on the 1988 CMCP. These costs are then adjusted for some additional work on the capping of 6 geothermal wells and inflated to current dollar prices to give estimated costs of US$42 million. This amount, in turn is discounted at the company’s cost of capital to give rise to a liability of US$7.0 million, as is currently reflected in the company’s balance sheet. As currently constituted, the company believes that the sum of US$7.0 million, invested today at a rate of return equivalent to Lihir’s cost of capital, would ensure the company had sufficient funds to meet the rehabilitation needs associated with the CMCP.

Seismic Considerations

Lihir Island is located in a region of moderate seismic activity. However, because intense seismic activity occurs in regions approximately 90 and 200 kilometers to the south, a seismic hazard study was undertaken by Dames & Moore commencing in 1987. This study was updated in February 1992, and a further review undertaken in 2000.

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

The results of the seismic hazard study were used to develop earthquake design criteria for structural design, and earth pressures for retaining wall design, liquefaction assessments, dynamic slope stability, and assessment of tsunami threat and extreme ocean water levels. These earthquake design criteria were adopted for design purposes throughout the Lihir operation. The reviewed study (2000) substantially confirmed the suitability of the original criteria, and has been adopted as the basis of all ongoing structural design at Lihir.

No seismic events causing significant damage or extended disruption to operations have been experienced to date.

Insurance

Lihir has a comprehensive insurance programme providing coverage for property damage & business interruption (property loss or damage, business interruption and construction risks), combined liability (public, products and errors & omissions), directors & officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees) and money (theft by people other than employees). Deductibles apply.

Recent years have seen an increase in premiums as a result of insurance market conditions worldwide. An exemption from the normal onshore placement rules in PNG was approved by the PNG Insurance Commissioner in July 2000.

Workers’ compensation and medical insurance for employees are separately provided for under PNG policies.

While the company has obtained the required political risk insurance in favor of its lenders, covering the full extent of borrowings under the syndicated facility agreement, the company does not receive any benefit from this insurance. Under the policy, any payment will become subrogated to the rights of the banks against the company in respect of that payment. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the company. See “Additional Information - Material Contracts - Financing Agreements”.

Security

The company has supported the establishment by the community on Lihir of a law and good order committee. This committee has liaised closely with the Royal PNG Constabulary (Police) and other relevant agencies. Several initiatives on community policing, such as education campaigns on illicit drugs, alcohol abuse and domestic violence continue to be pursued. There have also been training courses conducted to improve the performance of Village Courts. Village Courts are an important level of the judicial system in the local community. At a District Court level, a resident magistrate continues to be stationed on Lihir, and court facilities have been established allowing the hearing of criminal and civil matters without long delays.

Project security encompasses the plant, mine site, commercial area, housing estate, camps, hospital, airport and associated infrastructure. These services are provided by a local security company with security personnel managed and supported by Lihir Management Company personnel.

A police station and cell block were completed and handed over to the Royal PNG Constabulary in late 1997. The company also provides government housing and other support to the Lihir police contingent. External police support can be mobilized from Kavieng or Rabaul if required. A reserve police force consisting of volunteers has also been established on Lihir Island, under the control of the local Royal PNG Constabulary able to provide further assistance if required. Training for reserve police has been provided by support personnel based in Rabaul who are funded by AusAid.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Introduction

This section provides an analysis of Lihir’s business and compares its 2003 financial results with those of the previous two years. It should be read in conjunction with the audited consolidated financial statements and related notes at Item 18 of this report.

The basis of preparation of the financial statements is set out in Note 1 of the financial statements. These accounting policies vary in certain important respects from the accounting principles generally accepted in the United States (US GAAP). The material differences affecting the profit and loss account and shareholders’ equity between generally accepted accounting principles followed by Lihir and those generally accepted in the US are summarized in Note 30 of the financial statements.

Critical Accounting Policies

The preparation of Lihir’s financial statements in accordance with generally accepted accounting principles, is based on management estimates and assumptions, which may have a material impact on the carrying values of assets, liabilities and provisions recorded and their effect on the income statement. Some of the more significant issues requiring the use of management estimates and assumptions include estimates of proven and probable ore reserves, rate of gold recovery, future gold price assumptions and environmental, reclamation and closure costs. Such estimates and assumptions will have an effect on:

•	carrying value of Lihir’s non-current assets (IAS 36 “Impairment of Assets” and IAS 4 “Depreciation Accounting”)

Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the company in relation to areas of interest in which mining of a mineral resource has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Amortization of costs is provided for using the units-of-production method, separate calculations being made for each mineral resource. The units-of-production basis results in an amortization charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortization of mine properties is accounted for prospectively in the period of change and future periods.

Mine buildings, plant and equipment

The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for all items.

The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided for in the financial year in which it is determined.

Remaining mine life

In estimating the remaining life of the mine for the purpose of amortization and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

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

	2003	2002	2001	2000	1999
Long term gold price - US$ / oz	340	305	280	300	325
Discount Rate	7%	7%	6%	6%	7%
Impairment (charge) / reversal
- IAS GAAP US$ millions	31.1	37.9	0	(120.6)	(236.8)
- US GAAP US$ millions	0	0	0	(339.2)	0

There can be no assurance that the assumed per ounce gold price will be realized in future spot sales or that other factors underlying the estimate of recoverable amount will not change. Changes in the time value of money and in the assessment of risks specific to the Lihir project may require changes to the discount rate assumption. Adverse changes in these assumptions could materially reduce Lihir’s estimate of its recoverable amount, thereby negatively affecting its reported financial position and results of operations, and its future cash flows.

•	non-current liabilities (IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”)

Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on expected future costs to be required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.5% (2002 2.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. The expected future cost of this is US$42 million with most expenditure scheduled for expenditure after mine closure in 2023 and plant closure in approximately 2037.

A corresponding asset, which represents future economic benefits, is raised and subsequently amortized using the units of production method.

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

Inventories

Inventories of ore and metal are physically measured or estimated and valued at the lower of cost and net realizable value.

Cost comprises direct material, direct labour and transportation expenditure in getting such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortization, based on weighted average costs incurred during the period in which such inventories are produced. Net realizable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realizable value.

•	deferred tax position (IAS 12 “Income Taxes”)

Income tax

Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

•	Derivative financial instruments (IAS 39 “Financial Instruments: Recognition and Measurement”)

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into for the sale of gold, the Group designates the contract as a hedge against specific future production. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged.

Changes in the fair value of derivatives that are designated against future gold production and are therefore deemed effective, qualify as cash flow hedges and are recognised in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods in which the designated gold sales are recognized in the income statement.

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

At inception of the transaction, the company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In assessing the fair value of non-traded derivatives and other financial instruments, the company obtains a valuation from an independent external party.

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

Overview

The following table presents Lihir’s results in a format that includes certain un-audited non-GAAP measures, such as “cash costs”. The table is also presented to show separately non-cash costs, other operating costs not included in the determination of gross cash costs and impairment adjustments. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Company. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

Lihir made a profit from ordinary activities after tax of US$34.8 million (2002: US$53.2 million; 2001: US$59.2 million).

	US$ millions
	2003	2002	2001
Gold sales	211.0	199.2	200.3
Revaluation of financial instruments	12.1	2.2	5.0
Deferred hedging income / (costs)	(8.6)	11.8	27.9
Total income	214.5	213.2	233.2
Gross cash costs	175.8	148.4	140.3
Deferred waste and inventory movements - cash	(9.5)	(11.1)	3.6
Total cash costs	166.3	137.3	143.9
Depreciation and amortization	28.6	27.1	31.9
Deferred waste and inventory movements – non cash	(9.0)	—	—
Other corporate costs	11.9	4.7	2.6
Exploration	10.5	9.7	7.6
Net interest	2.5	2.7	4.4
Asset impairments/(impairment reversal)	(31.1)	(37.9)	—

Total expenses	179.7	143.6	190.4
Net earnings before taxation	34.8	69.6	42.8
Taxation benefit/(expense)	—	(16.4)	16.4

Net earnings	34.8	53.2	59.2

Financial Results of Operations

Sales

Lihir’s revenues are determined primarily by the amount of gold it produces and the prices it is able to realize upon sales of gold. The company’s realized gold prices are determined primarily by the market price for gold and the terms of any hedging transactions into which it enters.

		2003	2002	2001
Gold sales	Ounces 000	579	593	648
Gold sales at spot		364	310	271
Hedging gains / (losses) – cash		(4)	22	41
Gold lease rate fees		4	4	0
Deferred hedging gains / (losses) – non cash		(14)	20	43
Average gold price realized *	US$/ounce	350	356	355

* Excludes the revaluation of financial instruments

Gold Prices - There are many producers of gold worldwide and gold bullion can be readily sold in numerous markets throughout the world. It is not difficult to ascertain a market price for gold at any particular time. The company’s revenues are significantly influenced by the world market price for gold.

Historically, gold prices have fluctuated widely. In 2003, the company’s realized price per ounce was US$350 per ounce (2002: US$356; 2001: US$355). Gold prices are affected by numerous industry and macro-economic factors beyond the company’s control, including sales by central banks, the worldwide forces of supply and demand, inflation, currency and interest rates, political and economic conditions. Gold prices are also affected by worldwide gold production levels. See “Key Information - Risk Factors”.

The gold price declined after 1997 and until 2002, reportedly for reasons including declining inflation in many countries worldwide. In 2003 the gold price rose above $400 (“London P.M. Fix”) per ounce, reaching US$416 at year end. This has been attributed to various factors, including rising tensions in the Middle East, global economic uncertainty and a falling US$. Since reaching a high of US$427/oz in April 2004, the gold price has declined to levels below US$400/oz.

Hedging - The company seeks to mitigate gold price risk, in part, through hedging strategies. The policy of the company is to seek where appropriate to protect operating, sustaining capital and debt servicing costs through hedging activities. This may include periodic purchase of put options, spot deferred sales, and forward sales covering a portion of future gold production at a fixed price. The company regularly evaluates the portion of its production that is hedged. The company does not engage in speculative activity and does not trade its hedged positions.

The average realized price in 2003, represents a discount of 4%, to the average spot price for the year (2002: premium of 15%; 2001 premium of 31%). This discount effectively reduced pre-tax profit by US$8 million for the year (2002: increase of US$27 million; 2001: increase of US$54 million).

		2003	2002	2001
Average gold price realized	US$/ounce	350	356	355
Average spot price	US$/ounce	364	310	271
Premium/(discount) to spot price	%	(4)	15	31

Following the adoption of IAS39 in 2001, gains and losses arising from the early closure of hedge transactions prior to 2001 were transferred to equity, to be recycled into income when the underlying transactions, against which the hedges were initially designated, took place.

The net amount of gains/losses, arising from the early closure and re-designation of hedge transactions, retained in equity at December 31, 2003 was a loss of US$ US$2.9 million (2002: loss of US$16.4 million; 2001 gain of US$15.3 million), following the recycling of losses totaling US$ 8.6 million (2002: gain of US$ 11.8 million; 2001: gain of US$ 27.9 million).

Based on a hedge book valuation of minus US$ 199.4 million as at December 31 2003, a further US$203.6 million of losses remain in equity to be recycled into income when the underlying transactions, against which the hedges are designated, take place. The profile of hedging gains/(losses), as at December 31, 2003, are detailed in the schedule below:

	Deferred	Residual Other	Total OCI
	hedging Costs	Comprehensive	recycled to
	/ (Gains)	Income	income
Year	US$ millions	US$ millions	US$ millions
2004	6.1	21.9	28.0
2005	1.1	32.8	33.9
2006	3.9	33.1	37.0
2007	(0.3)	47.6	47.2
2008	(6.0)	42.8	36.8
2009	(1.6)	24.2	22.6
2010	(0.3)	1.2	0.9

Total	2.9	203.6	206.5

In order to prevent a fall in gold prices from affecting the company’s ability to make loan payments, the syndicated facility agreement (See “Additional Information – Material Contracts – Financing Agreements”) requires that Lihir hedge a portion of its anticipated gold production. The syndicated financing facility agreement signed in November 2000 stipulated minimum levels of hedging in each of the years 2001, 2002, 2003, 2004 and 2005, of 505,500, 480,025, 380,000 260,000 and 140,000 ounces, respectively. As part of the hedge book restructure in 2002, approval was sought and obtained from the facility agent (ABN AMRO) to vary the minimum hedging requirements, so as to provide shareholders with greater exposure to the spot price of gold in the near term. The revised hedge book profile is reflected in the tabulation at Note 24 to the financial statements. The maximum level of hedging stipulated in the syndicated facility agreement is 80% of proven and probable reserves. See Item 11 – “Quantitative and Qualitative Disclosure about Market Risk” and Note 24 to the Financial Statements for more details.

The intended effect of any future hedging transactions will be to lock in a minimum sales price at the time of the transactions, thereby reducing the impact on the company of a future fall in gold prices. However, no assurances can be given as to whether, when or at what prices or cost the company will be able to enter into hedging transactions. It should also be noted that the effect of some hedging transactions will be to eliminate or limit to some extent revenues the company would otherwise receive as a result of rises in the price of gold. A forward sale, for example, would mean Lihir would not realize any additional revenues above the gold price specified in the contract. Other hedging techniques can be used to enable Lihir to share in some portion of rises in the gold price. The company’s profitability could be adversely affected if for any reason its production of gold is unexpectedly interrupted and as a result it is unable to produce sufficient gold to cover any forward sales commitments it may have made.

As at December 31, 2003, the valuation of the company’s hedge book was negative or “out of the money” US$199.4 million (May 31, 2004: US$150.0 million out of the money), representing a significant opportunity loss to the current spot price of gold. While the company endeavors to manage its hedge book in a way which minimizes adverse sales variances, large out of the money positions make it more difficult to retain flexibility with hedging counter parties, and there is a risk therefore that the company will be forced to deliver into contracts as they fall due, rather than deferring them to when the hedged price is greater than the spot price or closer to it.

In establishing the forward price of hedging contracts, the company has, on certain occasions, elected to retain an exposure to gold lease rates. This strategy has added value to the hedge book in recent years by not only providing for higher forward prices, but also creating value on the lease rate swaps as the lease rate curve has fallen to historically low levels. In 2003, the total movement in market value of the lease rate swaps, as independently valued was US$ 14.7 million (2002: US$ 4.6 million; 2001: US$4.8 million). The company has recognized this movement in market value in the income statement on the basis that it does not satisfy the criteria for hedge accounting under the relevant international accounting standards (IAS 39 or FAS 133). Notwithstanding the company’s active management of this lease rate exposure, a structural reverse in this curve could have a substantial impact on the mark to market of lease rate swaps and therefore adversely affect the company’s earnings.

Production and Operating Costs

The following table shows gold production, average annual cash production and cash operating costs from 2001 to 2003.

	2003	2002	2001
Ore Processed (Tonnes ’000)	3,926	3,828	3,619
Gold Produced (Ounces)	550,772	607,088	647,942
Operating Expenses (US$000’s)
Mining expenses	68,017	60,316	55,498
Exploration expenses	10,506	9,711	7,587
Processing costs	35,326	28,533	29,925
Power generation costs	26,473	23,899	24,229
General and administrative costs	45,444	36,356	26,186
Refining, royalty and management fees	8,322	7,933	7,961
Deferred mining costs	(7,163)	(3,675)	(2,846)
Costs deferred and transferred to inventories	(24,378)	(15,881)	(234)

	162,547	147,192	148,306

Refining	670	556	604
Royalties	4,204	3,975	4,016
Management Fee	3,448	3,402	3,341

Refining, royalty and management fees	8,322	7,933	7,961

	2003	2002	2001
Production Costs
(US$ per tonne of ore processed)
Mining	17.3	15.8	15.3
Exploration	2.7	2.5	2.1
Processing	9.0	7.5	8.3
Power generation	6.7	6.3	6.7
General and Administrative	11.6	9.5	7.3

Total	47.3	41.6	39.7

Lihir processed a record 3,926 kt of sulphide ore during 2003. The ongoing record throughput can be attributed to a strong focus on identifying and investing in debottlenecking opportunities. This year benefits were reaped from the pebble crushing circuit’s first full year of operation and the commissioning of three additional autoclave feed pumps in July. The US$5 million GEHO feed pump project has met expectations in terms of throughput capacity and autoclave availability.

Plant availability was severely affected by two separate unexpected equipment failures; the CCD thickener in February 2003 and SAG mill motor winding failure in May 2003. Repairs resulted in major interruptions to plant operations totalling 20 days. Risk mitigation projects for these process units are planned and are being implemented in the first half of 2004. In addition, a maintenance improvement programme has been initiated to build enhanced reliability into the processing facilities on a sustained basis.

However, production was limited to 550,772 ounces of gold in bullion due to lower gold grades. Gold recovery also declined to 88.6% on average for the year, affected by increased throughput rates and the presence of fine free gold. In addition to the installation of a carbon regeneration kiln, aimed at increasing carbon loading capacity and recovery, trials investigating options to better capture fine free gold and further increase gold recovery are planned for 2004.

A six-megawatt geothermal power generator was successfully commissioned in April and is the first of its kind in Papua New Guinea. In addition to the significant environmental benefit, the unit realised a cost benefit in reduced heavy fuel oil consumption. Based on this success, and the definition of the required geo-thermal resource, the Board of Directors approved the installation of a 30-megawatt geothermal power plant. A site has been selected and geotechnical investigations completed, with the plant expected to be commissioned in the second quarter of 2005. Once completed it will further reduce greenhouse gas emissions and provide additional savings in heavy fuel oil use. A study is under way to find further suitable sources of steam to expand this to at least 50 megawatts.

A study into the options for expansion of the plant commenced in 2003 to define opportunities for increasing the value of the project. Options for expansion have been refined and further work in 2004 will be focussed on progressing options incorporating a flotation processing plant. This work is expected to be completed by the end of 2004.

In 2003 mining was predominantly from Phase 4 of the Minifie ore body. Production of ore from the high grade Phase 5 in the Lienetz ore body is scheduled to start in late 2004.

Material moved during the year is shown in the table below.

	2003		2002		2001
	K tonnes	g Au/t	K tonnes	g Au/t	K tonnes	g Au/t
High-Grade Sulphide Ore	5,692	4.53	4,985	5.20	3,225	6.29
Low-Grade Sulphide Ore	5,287	2.31	4,305	2.31	4,626	2.59
Total Ore	10,979	3.46	9,290	3.86	7,851	4.11
Total Waste	23,945		30,723		24,082
Total Material	34,924		40,013		31,933

Mining Expenses – Mining expenses were US$ 68 million in 2003 (2002: US$60 million; 2001: US$55 million). Costs for 2003 were higher than 2002 as a result of increased maintenance on the mining fleet, higher fuel prices and unfavourable exchange rate movements. The major elements of total mining costs during the open pit mining phase are hauling, loading, blasting and dewatering. These elements combined account for an average of approximately 60% of total direct mining costs.

During 2003, mining expenses were allocated between the direct process ore and stockpile ore on the basis of the amount of contained gold with only the costs attributable to direct process ore expensed. Mining costs attributable to the stockpiled ore will be expensed when the ore is processed and sold during the stockpile processing period after open pit mining ceases. In accordance with international accounting standard IAS 2, inventory is valued at the lower of cost and net realizable value. As at December 31, 2003 non-current stockpiles were fully provided against, based on their net realizable values. Because of the lower grades that will be processed during the stockpile processing period, unit cash operating costs will likely be significantly higher during this period compared to the mining period.

Direct expenditure on mining is brought to account for each phase of the mine’s development based on the estimated ratio of waste to ore for that phase. During the mining period, the actual ratio of waste to ore removed for each phase varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to the deferred mining cost account. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to each mining phase, and not over the entire life of the mine. The increase in deferred waste during 2003 reflects the company commencing the pre-stripping of overburden in the Lienetz ore body. Mining of high grade ore will not commence until late 2004.

Processing Costs - Processing costs were US$35 million in 2003 (2002: US$29 million; 2001: US$30 million) resulting from higher throughput, increased maintenance expenditure and unfavourable exchange rate movements.

Power Generation Costs - Power generation costs were US$26 million in 2003 (2002: US$ 24 million; 2001: US$ 24 million) resulting from the higher cost of heavy fuel oil.

General and Administrative Expenses – General and administrative costs were $US$ 45 million in 2003 (2002: US$ 36 million; 2001: US$ 26 million) following a one-off grant to the Lihirian community of $3.5 million (associated with the restructure of MRL’s equity holding in the company held on trust for the community – See “Additional Information – Share Capital – Major Shareholders – PNG Government Participation) increased insurance, travel and personnel costs, coupled with unfavorable exchange rate movements.

Royalty, Refining and Management Fees - These totaled US$8.3 million in 2003, (2002: US$7.9 million; 2001: US$8.0 million).

Mining royalties payable to the PNG Government are 2% of either the FOB value of the minerals, if they are exported without smelting or refining in PNG, or of the net smelter returns from the minerals, if they are smelted or refined in PNG. Net smelter returns is defined to mean the value of the smelted or refined product (e.g., dore gold) less the costs, charges and expenses incurred in connection with the smelting or refining process.

Previously the Lihir Management Company’s monthly fee for managing the Lihir operation was the greater of US$250,000 or 1.5% of the average monthly operating costs in the previous three-month period, subject to an inflation adjustment. See “Additional Information – Material Contracts – Lihir Management” for a description of the management agreement between Lihir and Lihir Management Company. Following a dilution of Rio Tinto’s equity interest in the Company to below 15%, the management fee was renegotiated and reduced to a maximum of US$1.5 million per annum (US$125,000 per month), commencing from January 1, 2004.

Gold refining is carried out by AGR Matthey, a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd, under a refining agreement, expiring on February 28, 2006. The refining fee is comprised of four components:

•	Refining charge - A$0.40 per gross doré ounce.

•	Transport from the Lihir mine to Port Moresby including transit insurance — a sliding scale according to quantity, ranging from A$0.20 to A$0.48 per gross troy ounce.

•	Transport from Port Moresby to Perth including transit insurance — a sliding scale according to quantity and ranging from A$0.425 to A$0.60 per gross troy ounce.

•	Location London swap charges – US$0.25 to US$1.06 per fine gold ounce outturn, based on a matrix tabulated on gold price and lease rate.

Unit Costs and Total Cash Costs – These are set down in the table below prepared in accordance with the Gold Institute Standard. The following table presents Lihir’s results in a format that includes certain un-audited non-GAAP measures, such as “cash costs”. The table is also presented to show separately non-cash costs, other operating costs not included in the determination of gross cash costs and impairment adjustments. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Company. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

	US$/ounce
	2003	2002	2001
Gross operating costs	355	259	213
- Exploration	(18)	(16)	(12)
- Other corporate costs	(7)	(6)	8
Direct mining expenses *	310	237	209
- Deferred mining costs	(1)	(6)	(4)
- Refining costs *	1	1	1
- Inventory adjustment	(17)	(12)	9
Cash operating costs	293	219	215
- Royalties *	8	8	6
Total cash cost	301	227	221
- Depreciation	52	44	49
- Restoration and mine closure	—	1	1
- Non-cash deferred mining costs	(11)	—	—
- Non-cash inventory adjustment	(5)	—	—

Total production costs	337	272	271

* Components of Gross Cash Costs

Cash costs per ounce were substantially higher in 2003 resulting from lower production, coupled with higher costs including increased maintenance costs, higher fuel prices, adverse exchange rate movements and higher general and administration expenses.

Other Charges

Depreciation and Amortization – The depreciation charge for 2003 amounted to US$28.6 million (2002: US$27.1 million; 2001: US$31.9 million). The increase in 2003 was primarily driven by the impairment reversal in 2002, offset by lower production and an increase in reserves.

Capitalized development costs for mine properties are amortized using the units-of-production method. The units-of-production method results in an amortization charge proportional to the depletion of estimated proven and probable ore reserves.

The cost of buildings, machinery and equipment is written off over the expected economic life of the item, adopting a method that reflects the consumption of economic benefits. This may be based on the units-of-production method or a fixed percentage over time.

The vast majority of the company’s assets are depreciated on a units-of-production basis.

Interest Expense – Net finance costs amounted to US$2.5 million in 2003 (2002: US$2.7 million; 2001: US$ 4.4 million). The reduction in interest expense for 2002 and 2003 reflects lower US interest rates, a prepayment on the syndicated financing facility, scheduled principal payments under the European Investment Bank (EIB) facility (See Additional Information – Material Contracts – Financing Agreements) and, in 2003, earnings on a large cash balance at year-end representing funds raised from the equity issue conducted by the company in November 2003.

Lihir’s interest expense consisted of interest payable in respect of borrowings under the syndicated facility agreement and the EIB facility. In addition, premiums paid by the company in respect of certain political risk insurance policies entered into for the benefit of the banks under the syndicated facility agreement are included in interest expense. The aggregate political risk insurance premiums are expected to average approximately 1.0% per annum on the outstanding principal amount borrowed under the syndicated facility agreement. The interest rate under the EIB subordinated debt facility (fully prepaid on April 30, 2004) was fixed at 8.42%.

Interest expense reflects the amount drawn down under the syndicated facility agreement at any point in time and the prevailing rate of interest. The interest rate under the syndicated facility agreement is a floating rate of LIBOR plus 1.9% per annum.

Tax Expense - Since 2001, the company is currently subject to a 30% tax in respect of income derived from the Lihir operation (35% for 2000, 1999 and 1998). This is the general rate of taxation for resident PNG corporations . In the case of a Special Mining Lease, like Lihir, mining income derived from the lease is assessed as if it were the only income of the holder of the lease and deductions are generally only available for expenditures attributable to the project to which the lease relates. The company has been given approval to prepare its tax returns in US dollars.

In previous years the company was eligible to accelerate its tax depreciation and amortisation. These accelerated depreciation and amortization deductions eliminated the company’s taxable income during the early years of gold production from the Lihir operation. Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to deferred tax liability and deferred tax asset accounts at current rates of tax. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised. At the end of 2003 Lihir elected not to recognise US$169 million of deferred tax assets (2002: US$138 million; 2001 : US$117 million) on the grounds that, at present gold prices, the period over which the benefit is likely to be realized extends too far into the future for realization to be regarded as probable.

A 4% mining levy imposed in the 1998 PNG Government budget was amended during 1999 following considerable lobbying by industry groups. The mining levy was replaced by a more revenue neutral structure, designed to ensure that the government did not lose revenue as a result of the introduction of a Value Added Tax (VAT) system in 1999. Essentially the mining levy seeks to impose an additional charge on purchases by the company to compensate for the revenue forgone by the Government on reducing various import duties on the introduction of the VAT system. The terms of this arrangement were negotiated between the government and industry groups. In the 2001 annual budget the PNG Government announced that the mining levy would be phased out over 4 years from 1 January 2002. This decision was repealed in the 2003 budget and the levy was left at 75% of the original rate introduced. However, after lobbying by industry groups a decision was made by the PNG Government to re-introduce the phase out of the mining levy from 2004. The levy is now to be phased out more gradually over a five year period with 5% removed in 2004, 10% in 2005, 15% in 2006, 20% in 2007 and the remaining 25% in 2008.

Since 2001, the dividend withholding tax has been 10%.

At December 31, 2003 the company had a net deferred tax position of US$ nil (2002: US$ nil and 2001: US$ nil), a current period tax expense of US$ nil (2002: tax expense of US$ 16.4 million; 2001: tax benefit of US$ 16.4 million) included in the income statement and a tax benefit of US$ nil (2002: tax benefit of US$ 16.4 million; 2001: a tax charge of US$16.4 million) included in equity. At that date the company also had unrecognized tax losses of US$145.1 million (2002: US$ 111.3 million and 2001: US$ 89.4 million) and net deductible temporary differences of US$418.7 million (2002: US$349.8 million and 2001: US$300.4 million). The tax losses can be carried forward for a period not exceeding 20 years.

Deferred tax assets have not been recognised beyond deferred tax liabilities because the group does not consider the realization of the tax benefits through future taxable profits as probable (implying a high level of likelihood). The recognition of deferred tax assets to the extent of deferred tax liabilities is required under IAS 12, as they relate to income taxes levied by the same taxation authority and the taxable temporary differences are expected to reverse in the same period as the deductible temporary differences.

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

In 2003, having applied the same principles as the previous years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of US$31.1 million (2002: US$37.9 million) was credited to the income statement in accordance with IAS 36, based on a long term gold price assumption of $US340 (2002: US$305) and a pre-tax real discount rate of 7.0% (2002: 7%).

Foreign Currency Fluctuations

The company’s functional currency is the US dollar and accordingly its Financial Statements are prepared in accordance with international accounting standards in that currency. Virtually all of the company’s revenues and a significant portion of its operating expenses are denominated in US dollars. A large portion of the company’s total expenditure, principally relating to expatriate salaries and benefits, consultants, grinding materials, and explosives are denominated in Australian dollars and certain of its expenses, including labour and consumables, are denominated in Kina. Accordingly, a depreciation of the US dollar against the Australian dollar or Kina adversely affects the company’s financial results. In addition, the company is subject to certain PNG requirements regarding the maintenance of cash reserves in PNG in a Kina-denominated account. See “Additional Information – Exchange Controls”.

US GAAP

US GAAP differs in certain significant respects from IFRS, as they relate to Lihir Gold Limited. The most significant difference relates to the accounting for the impairment of mine properties and other assets, including the subsequent reversal of impairment provisions under IFRS. Total US GAAP adjustments to net income for the years ended December 31, 2003, 2002 and 2001 were (US$34.4 million), (US$14.6 million) and (US$16.8 million), respectively. Net income under US GAAP for the years ended December 31, 2003, 2002 and 2001 was US$0.4 million, US$38.6 million and US$42.3 million, respectively. Total US GAAP adjustments to shareholders’ equity as of December 31, 2003, 2002 and 2001 were (US$65.5 million), (US$31.1 million) and (US$nil), respectively. Shareholders’ equity under US GAAP as of December 31, 2003, 2002 and 2001 was US$395.9 million, US$395.3 million and US$496.2 million, respectively. See Note 30 to the consolidated financial statements (Item 18) for further details of the reconciliation between IFRS GAAP and US GAAP.

Shareholders’ equity and earnings were each restated in the amount of US$ 7.2 million under US GAAP as at and for the year ended December 31, 2002. This restatement occurred due to certain stripping, drilling, blasting and related depreciation costs previously being expensed in error to the income account rather than being included in deferred mining costs pursuant to the Company’s accounting policy. Under IFRS, the correction of this error does not have an impact on net income or shareholders’ equity as at and for the year ended December 31, 2002. This is because any additional mining costs capitalized in 2002 would have resulted in a corresponding reduction in the impairment charge reversal recognized in that year. See Note 30 (vii) of the financial statements at Item 18 for further details.

Recently Issued US Financial Accounting Standards

In 2003 the FASB issued a number of new Statements and Interpretations. Lihir has evaluated the potential impact of each of the new pronouncements and believes that adoption of these pronouncements has not had any material impact on its financial results or financial position in 2003 and based on the Company’s present assessment, is not expected to have a material impact in 2004.

The following particular Statements and Interpretations were considered.

The FASB issued FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities (VIEs). FIN 46 requires the consolidation of variable interest entities by their primary beneficiaries, if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The original interpretation issued in January 2003 was subsequently revised in December 2003 as FIN 46R. Application of this revised interpretation is required in financial statements for companies that have interests in previously existing VIEs or special-purpose entities for periods ending after March 15, 2004. FIN 46 is effective immediately for VIEs created after January 1, 2003. Lihir is currently evaluating the potential impact of adopting FIN 46R.

In 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have any impact on the Company’s financial results or financial position in 2003.

In June 2001, FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. With the adoption of this Statement, retirement obligations will be recognized when they are incurred and displayed as liabilities and the initial measurement will be at fair value. In addition, the asset retirement cost will be capitalized as part of the asset’s carrying value and subsequently allocated to expense over the asset’s useful life. This Statement was adopted by the company on January 1, 2003. The implementation of this standard will be similar to the current treatment of restoration provisions in terms of IAS 37 Provisions.

Recently Issued IFRS Standards

As foreshadowed in 2002, there were numerous changes in International Financial Reporting Standards (IFRS) during 2003 as part of the International Accounting Standards Board (IASB) improvements project. The aims of the improvements project was to raise the quality and consistency of financial reporting by drawing on best practice from around the world and removing options in international standards. The Improvements project is a first step by the IASB to promote convergence on high quality solutions in its objective to establish a globally accepted set of accounting standards. None of these standards had a material affect on Lihir’s December 31, 2003 financial statements.

In 2004, the IASB continues to work on a number of improvement projects to existing IFRS as well as a short-term convergence project between IFRS and US GAAP. As Lihir’s financial statements are prepared in accordance with IFRS, its financial statements in future periods may be affected by these impending changes.

In 2004, the IASB issued the following standards which will apply to Lihir from periods beginning 1 January 2005:

IFRS 2 “Share Based Payment”
IFRS 3 “Business Combinations”
IFRS 4 “Insurance Contracts”
IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Lihir has evaluated the potential impact of these Standards and consider that there is not likely to be any material impact on its financial results and financial position upon adoption.

B. Liquidity and Capital Resources

The company continues to receive positive cash flows from Operations. See Part 1 (A) Selected Financial Data. During 2003, Lihir undertook capital raising to finance further capital expenditure, especially the construction of geothermal power stations to replace the existing heavy fuel oil power stations.

Capital Raising

The company’s market capitalization as at December 31, 2003 was approximately US$1.86 billion, following a capital raising conducted in November 2003 by means of placement of 140,000,000 shares with institutions at AU$1.55 per share. US$151 million was raised. On December 31, 2003, the company’s cash and cash equivalent holdings were $152.6 million, while its total indebtedness from borrowings and finance facilities was US$33.5 million. At December 31, 2003, the amount available to be drawn down under the company’s syndicated loan facility was US$40 million. Under the terms of the facility, this available amount is reduced by US$10 million on June 30, 2004. The final repayment date for the facility is June 30, 2005. The syndicated facility is arranged and underwritten by ABN-AMRO Australia Limited. Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited are participating with ABN-AMRO as financiers.

Following the capital raising in November, US$20 million was repaid from the syndicated loan facility, leaving a balance of US$19.5 million. In addition, notice was also given of the company’s intention to use some of the funds raised to repay its indebtedness to Mineral Resources Development Company Limited, on-lent from the European Investment Bank. On April 30, 2004, the company made payment of the sum of US$14.6 million, representing all outstanding principal and interest, to retire this facility.

In addition, in November the company announced and thereafter implemented a share purchase plan for existing shareholders in Australia, New Zealand and Papua New Guinea to be able to purchase up to AU$5,000 worth of the company’s shares. The offer made under this plan closed in January 2004 with a further 1,890,495 shares issued at AU$1.55 per share.

After reducing the company’s debt position under its finance facilities, the proceeds raised from the share issues are being employed in a number of projects aimed at improving the productivity and reliability of the company’s operations and reducing costs. One major project is the construction of a 30-megawatt geothermal energy generation unit, which is due to be commissioned in the second quarter of 2005. It is anticipated that this will save the company approximately US$10 million per year in fuel costs based on current fuel prices. Given the savings to be made, work is currently being undertaken to better define the total productive steam reserve available, with a view to installing an additional 20-megawatts of geothermal energy capability at least. The funds will also be used to accelerate the development of the Kapit ore body, which was incorporated into reserves in February 2004. Other initiatives include bringing forward the acquisition of mining equipment to increase material movements and the implementation of a range of measures designed to improve plant throughput and gold recoveries.

Net Debt/Cash Position

The company’s net debt/cash position as at 31 December for the past three years is as follows:

	Net debt as at December 31
	US$ thousands
	2003	2002	2001
EIB facility	(14,039)	(17,549)	(21,324)
Loan agreement	—	—	—
Syndicated facility agreement	(19,509)	(23,009)	(23,009)
Bank overdraft	—	(1,297)	—
Less cash on hand	152,630	33,817	37,915

Net (debt)/cash	119,082	(8,038)	(6,418)

Equity	(461,390)	(426,410)	(496,248)
Net debt to debt plus equity	N/A	2%	1%

Gearing was effectively reduced to nil as at December 31, 2003.

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

Accordingly, based on the cover ratio tests performed for December 31, 2003, Lihir may at any time prior to the next calculation date (June 30, 2004) withdraw from the secured accounts an amount equal to the cash on hand of US$152.6 million plus undrawn borrowings of US$10.5 million on the syndicated facility agreement, less the US$15 million reserve, for its own purposes (including a payment into a nominated distribution account which falls outside the secured assets).

The resulting amount of US$148.1 million constitutes a known cash reserve with which Lihir can accommodate fluctuations in cash flows and can finance future capital expenditure requirements.

At December 31, 2003 Lihir’s capital expenditure commitments totaled US$20.7 million (2002: US$10.5 million; 2001 US$6.9 million). The company’s total capital expenditure requirements for 2004 is expected to be approximately US$114 million, including the committed amount referred to. This expenditure relates to the 30 megawatt geothermal power generation plant (US$40 million), exploration and development of additional geothermal power (US$10 million), the purchase of mining equipment brought forward from 2005 and 2006 (US$16 million), development of the Kapit ore body (US$5 million), mainly by means of depressurization, improvements to the recovery circuit (US$13 million), an additional waste barge (US$5 million), additional ore feed washing capacity (US$5 million) and studies exploring the ability to materially expand the plant’s processing capacity (US$4 million). Additional, sustaining capital expenditure of US$16 million is also included.

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

Tabular Disclosure of Contractual Obligations

The profile of Lihir’s obligations to external parties as at 31 December 2003 is shown below:

US$ thousands

		Less than 1			More than 5
	Total	year	1 to 3 years	3 to 5 years	years
Long term debt	33,548	3,510	26,529	3,509	—
Capital lease obligations	—	—	—	—	—
Operating leases	1,631	502	1,002	127
Management fee obligation	29,625	1,500	3,000	3,000	22,125
Total	64,804	5,512	30,531	6,636	22,125

Off-balance Sheet Arrangements

The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

C. Research and Development, Patents and Licenses, etc

Lihir does not have a significant research and development programme.

D. Trend Information

Lihir officially commenced production in October 1997 and had produced over 3.5 million ounces of gold by December 31, 2003.

There has been an ongoing programme to increase both the reliability of the plant and its throughput capacity. This has seen milled throughput steadily rise from 2.35 million tonnes in 1998 to 3.93 million tonnes in 2003. Further incremental improvements are being pursued.

Gold production depends on both plant performance and grade. During the 2003 and 2004 years, the grade of feed to the mill reduces from prior years as mining moves from the Minifie deposit and stripping is undertaken from Lienetz. Grades are expected to increase in 2005 as mining moves into the Lienetz ore body and this, together with improved plant performance, is expected to deliver higher gold production.

In April 2003, the company commissioned 6 megawatts electrical generating capacity utilizing geothermal steam as its energy source. A further 30 megawatts electrical generating capacity using geothermal steam is under construction and scheduled for commissioning in 2005. This form of energy generation provides both cost and environmental benefits. Efforts to find further suitable geothermal steam sources to increase the generation from this energy source are under way.

Studies are being undertaken to identify economic opportunities to increase production capacity but to date they have not identified a sufficiently attractive option. Studies will continue.

Attention is being given to reducing costs in all areas of the business. However, increased production will have a more significant effect in lowering unit costs.

Lihir Gold has undertaken an ongoing exploration program, mainly in the Luise caldera, aimed at defining resource and reserve levels. This has resulted in increases in both resource and reserves to the levels as disclosed in the Reserves Estimates section. With the Kapit resource largely defined and a Kapit reserve established, the levels of exploration activity and expenditure in 2004 and thereafter will be substantially reduced from those in 2002 and 2003. While further resource and reserve amounts are anticipated, they are likely to be at lower levels than in recent years.

E. Events Subsequent to Signing of the Financial Statements

The company’s EIB loan facility was prepaid in full on April 30, 2004, with a payment made of US$14.6 million effectively retiring this debt and the facility. (See “Additional Information – Material Contracts-Financing Agreements”).

The company’s processing operations were reduced to operating at approximately twenty percent (20%) of gold production capacity during a 20-day period in March 2004, as a result of a failure of the main oxygen plant. Operations have been restored to normal operating levels.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

The current directors of the company as at the date of this annual report are as follows.

Ross Garnaut AO, BA, PhD: Chairman since 1995. Professor of Economics in the Research School of Pacific and Asian studies at the Australian National University; Chairman of Lonely Planet Publications Pty Ltd; Chairman of PNG Sustainable Development Co Ltd; and director of OK Tedi Mining Ltd; Former Chairman of the Bank of Western Australia Ltd and of the Primary Industry Bank of Australia Ltd.

Neil Swan BE (Hons): Appointed Managing Director of Lihir Gold Ltd and Lihir Management Company in October 2002. Former Chief Operating Officer of Lihir Gold Ltd, General Manager at Rio Tinto Iron Ore; General Manager Operations at Hamersley Iron; and General Manager Business Improvement at CRA Limited.

Geoff Loudon , MSc.: Appointed director in 1995. Chairman L & M Mining Limited (NZ and Bolivia) and director of Sterilox Technologies Inc (USA). Former Chief Executive and later Chairman of Niugini Mining Limited which discovered the Lihir deposit in joint venture with Kennecott.

John O’Reilly MSc., DIC, ARSM, FIMM.: Re-appointed a director in March 2003, having previously been an alternate director for Jonathan Leslie. Head of Technology for the Rio Tinto Group. Formerly Chief Executive Officer and director of Lihir Gold Limited and Managing Director of Lihir Management Company Limited.

Peter Cassidy Ph D. BSc. : Appointed director from January 22, 2003. Director of Oxiana Limited, Sino Gold Limited, Zinifex Limited and Energy Developments Limited. Former director of Aurion Gold and former Chief Executive Officer of Goldfields Limited.

Management

Lihir Management Company manages the Lihir operation for the company pursuant to the management agreement with the company. See “Information on the Company – Business Overview - Management” and “Additional Information – Material Contracts – Lihir Management”. The managing director of Lihir Management Company is the chief executive officer of the company and reports directly to the company’s board of directors. As a result of these arrangements, Lihir does not have separate management personnel.

Several of the senior management are transferred on a temporary basis from Rio Tinto or its subsidiaries for a specified period of time. The table below lists the management of Lihir Management Company and the year they joined the organization.

Name	Position with Lihir Management Company	Year Joined
Neil Swan	Managing Director & Chief Executive Officer	2001
Jan Andersen	General Manager Operations	2003
Geoffrey Day	General Manager External Affairs & Sustainable Development	1998
Paul Fulton	General Manager Financial & Commercial & Chief Financial Officer	2004
Joseph Daimol	Manager Commercial	1995
Timothy Dobson	Manager Process Operations	2002
Borone Isana	Manager Government Liaison	2003
Mark Laurie	Manager Corporate, Investor Relations & Company Secretary	2003
Garrick Mendham	Manager Mine Technical	2003
Stuart Sankey	Manager Technical Services	2000
John Wallace	Manager Human Resources	2001
Philip Welten	Manager Mine Operations	2001

Neil Swan: See “Directors” above.

Jan Andersen: Formerly General Manager Operations at PT Kelian Equatorial Mining in Indonesia after having held a number of roles there previously. Other roles with Rio Tinto at Hamersley Iron, CRA Limited’s Advanced Technical Development division and Bougainville Copper Limited.

Geoffrey Day: Former director of Limnos Environmental Consultants, senior environmental chemist at Ok Tedi Mining Limited and environmental chemist at NSR Environmental Consultants Pty Ltd.

Paul Fulton: Former Chief Financial Officer for Rio Tinto Indonesia and Chief Financial Officer for Kaltim Prima Coal. Over 30 years commercial and financial experience in the mining industry in Australia, Papua New Guinea and Indonesia.

Joseph Daimol: Initially joined the company as Business Development Manager. Former accountant at Andersons Foodland Limited and financial controller at Arawa Enterprises Limited.

Timothy Dobson: Former Process Manager at OMG Cawse Nickel Operations, senior metallurgist at Placer Dome Asia Pacific and Placer Dome South America.

Borone Isana: Joined the company in 2003 as Manager Government Liaison. Had previously held several senior-level positions within the PNG Government.

Mark Laurie: Former Vice President Investor Relations and Company Secretary at F.H. Faulding & Co. Limited, General Counsel at F.H Faulding & Co. Limited, Commercial Manager at Tenix Defence Pty Ltd (Electronic Systems Division) and senior associate lawyer at Johnson Winter & Slattery.

Garrick Mendham: Former Manager – Mine Planning at Rio Tinto Kaltim Prima Coal and a principal consultant with Rio Tinto Technical Services.

Stuart Sankey: Former Engineering Manager at Queensland Magnesia, Construction Manager at MIMS Lead IsaSmelt and Resident Engineer at Khartoum North Thermal Power Station.

John Wallace: Former senior consultant at John Davidson and Associates, HR Manager at Thiess Roche Lihir Joint Venture and Manager Community and Employee Relations at Gold Ridge Mining.

Philip Welten: Former Project Manager at Roche Mining, Operations Manager Pannawonica at Robe River Iron Associates and Mine Manager at WMC.

No family relationships exist between members of the board and senior management.

Under the terms of the management agreement between the company and Lihir Management Company, the latter is responsible for the employment of all personnel, including senior management. (See Exhibit 4(c)). In addition, the Managing Director, General Manager Operations and General Manager Commercial have been recruited from Rio Tinto or its subsidiaries on a temporary secondment basis as part of the provision of management services by Lihir Management Company, which is wholly owned by Rio Tinto.

Rio Tinto has nominated John O’Reilly to the company’s board in accordance with an understanding between it, as a major shareholder, and the company.

There were no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Directors’ Remuneration

Directors’ remuneration, including the value of benefits received during the year was:

	US$’000
	2003	2002	2001
Garnaut, Ross	114	83	66
Siaguru, Anthony (deceased April 16, 2004)	65	17	17
Cassidy, Peter	40	—	—
Loudon, Geoff	43	19	23
O’Reilly, John (re-appointed March 1, 2003)	—	—	—
Swan, Neil	402	298	—
Leslie, Jonathan (retired March 1, 2003)	—	—	—
Soipang, Mark (retired March 7, 2003)	—	—	2
Roberts, Alan (retired March 31, 2003)	195	330	300

Director’s fees are denominated in Australian dollars and were therefore affected by the appreciation of that currency against the US dollar in 2003.

In addition, during the year the Company paid a premium of US$66,000 (2002: US$55,000; 2001: US$46,000) for Directors and Officers Liability Insurance.

The schedule below lists the remuneration by band of employees of Lihir Management Company whose remuneration and benefits exceeded PNG K100,000 (approximately US$30,000). These bands include the remuneration of the senior management individuals listed in the previous section:

Remuneration and benefit band	Number of Employees
US$	2003	2002	2001
US$30,001 - $ 40,000	9	9	20
US$40,001 - $ 50,000	—	7	1
US$50,001 - $ 60,001	4	11	6
US$60,001 - $ 70,001	1	3	12
US$70,001 - $ 80,000	2	1	25
US$80,001 - $ 90,000	7	16	5
US$90,001 - $100,000	5	29	8
US$100,001 - $110,000	10	4	2
US$110,001 - $120,000	12	4	1
US$120,001 - $130,000	9	2	—
US$130,001 - $140,000	4	—	—
US$140,001 - $150,000	1	—	1
US$150,001 - $160,000	2	—	—
US$160,001 - $170,000	—	1	—
US$180,001 - $190,000	3	—	—
US$190,001 - $200,000	1	—	—
US$200,001 - $210,000	1	—	—
US$260,001 - $270,000	1	—	—

No profit sharing or stock option scheme is operated by Lihir at present.

C. Board Practices

Board of Directors

Under the PNG Companies Act 1997 (“the Companies Act”), the business affairs of any company incorporated in Papua New Guinea (including Lihir) are managed by, or under the direction or supervision of, the board of directors of the company. The board of this company has all the powers necessary for managing, and for directing and supervising the management of, the business and affairs of the company. This is nonetheless subject to limitations contained in the Companies Act itself and any modifications, exceptions or limitations contained in the company’s constitution.

Under the Companies Act, a company is not permitted to enter into a major transaction unless it is approved by a special resolution (requiring a 75% majority) of shareholders. A major transaction is defined to mean any transaction involving:

•	the acquisition of, or an agreement to acquire, whether contingent or not, assets the value of which is more than half the value of assets of the company before the acquisition;

•	the disposal of, or an agreement to dispose of, whether contingent or not, assets of the company the value of which is more than half the value of the assets of the company before the disposal; or

•	a transaction which has or is likely to have the effect of the company acquiring rights or interests, or incurring obligations or liabilities, the value of which is more than half the value of the assets of the company before the transaction.

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

The board of directors may appoint a managing director and delegate certain of its powers to him. Under the Companies Act, directors are permitted, in the absence of the Board resolving otherwise, to disclose information obtained as a director to persons they represent.

The company’s constitution provides for a maximum number of 12 directors. Under the Companies Act, at least one of the company’s directors must reside within PNG. The directors are not required to own any shares of the company. Lihir Gold’s constitution requires that one-third of the directors (excluding the managing director) must retire from the office at each annual general meeting. Each director (other than the managing director) must, in any event, retire from the office at the third annual general meeting after they were last elected. In either case, the retiring directors may offer themselves for re-election.

Since January 1, 2003 the following have ceased to hold office as directors:

Jonathan Leslie - March 1, 2003.
Marc Soipang - March 7, 2003
Anthony Siaguru – April 16, 2004

Since January 1, 2003 the following directors have been appointed:

Peter Cassidy - January 28, 2003
John O’Reilly - March 1, 2003.

Details of the directors at the date of this report are as follows:

		Year Appointed
Name	Position	As Director	Term Ends
Ross Garnaut	Chairman of Board	1995	2007
	Chairman of Audit Committee
	Chairman of Environmental and
	Lihir Impact Committee
	Chairman of Remuneration and
	Nomination Committee
Neil Swan	Managing Director	2002
Geoffrey Loudon	Director Member of Audit Committee	1995
John O’Reilly	Director	2003
	Member of Environmental and
	Lihir Impact Committee
	Member of Remuneration and
	Nomination Committee
		1995
Peter Cassidy	Director	2003

At the Annual General Meeting held on April 27, 2004, Geoff Loudon retired by rotation and offered himself for re-election. He was re-elected by ordinary resolution at the general meeting. The proposed resolution that Sir Anthony Siaguru retired by rotation and offered himself for re-election was withdrawn due to his death on 16 April 2004.

Directors’ Service Contracts Providing for Benefits on Termination of Contract

The services of Ross Garnaut are covered by a letter agreement dated 26 April 2004.

Lihir’s directors have no entitlements to benefits on termination as members of the board.

Corporate Governance Practices

The board of directors of the company is responsible to shareholders for the overall management of the company’s affairs and for setting the strategic business direction of the company. The company has contracted with Lihir Management Company, a subsidiary of Rio Tinto, to manage the corporate affairs of the company and all aspects of the Lihir operation, including any future expansion or exploration on Lihir Island. The management agreement is subject to the overriding authority of the company’s board of directors. Lihir Management Company operates under a budget approved by the board and is subject to various monetary limitations and other restrictions on its authority, which are set out in the management agreement. Certain powers and functions remain solely with the company’s board of directors and are specifically excluded from the scope of duties of Lihir Management Company, including:

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

Board Committees

The company’s board of directors has a commitment to maintain appropriate corporate governance and to that end had three standing committees, listed below, in place during 2003 and continuing until the date of this annual report. The operation of these committees forms the basis of the Board’s risk identification and management strategy.

Audit Committee

The company has an audit committee consisting of a majority of independent directors, which at the date of this annual report had the following members:

Ross Garnaut - Chairman of committee
Geoffrey Loudon
Anthony Siaguru was a member of the committee until his death on 16 April 2004.

The Audit Committee has the following responsibilities:

•	Monitor and maintain direct relationships with both internal and external auditors of the company.

•	Approve the audit plan of the internal and external auditors.

•	Determine and supervise implementation of the company’s financial risk management policy, including matters such as insurance and hedging.

•	Promote the company’s relationship with regulatory bodies of a financial kind, e.g. the Bank of Papua New Guinea and the various Papua New Guinea taxation authorities.

•	Review all related party transactions on an ongoing basis, in particular, review of the operation of the management agreement between the company and Lihir Management Company.

The Audit Committee has no executive directors as committee members. However, the Managing Director of Lihir Management Company attends meetings of the committee as a participating adviser by invitation of the committee.

The internal auditors report directly to the Audit Committee and the Board. The scope of the internal audit function is determined by the Audit Committee.

Environmental and Lihir Impact Committee

The company has an Environmental and Lihir Impact Committee that monitors the environmental, social and community issues and impacts of the company’s operations on Lihir Island. The members of the Environmental and Lihir Impact Committee at the date of this annual report are:

Ross Garnaut - Chairman of the committee
John O’Reilly
Anthony Siaguru was a member of the committee until his death on April 16, 2004.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee of the Board has the following members at the date of this annual report:

Ross Garnaut - Chairman of the Committee
John O’Reilly
Anthony Siaguru was a member of the committee until his death on April 16, 2004.

The terms of reference of the Committee are to:

•	Review remuneration of non-executive directors.

•	Review policies for the reimbursement of expenses of directors.

•	Establish criteria in relation to membership of the Board and its committees.

•	Review the membership of the Board and its committees.

•	Nominate representatives of the Board and its committees.

•	Formulate policies relating to the appointment and retirement of non-executive directors.

The committee reports and recommends to the board on the above issues, with final determination made by the Board.

Appointment of new Directors

Nominations of new directors, recommended by the Board Remuneration and Nomination Committee, are considered by the full Board. The Committee uses external consultants to access a wide base of potential directors, considering their range of skills and experience required in light of:

•	the current composition of the Board;

•	the need for independence;

•	the strategic direction and progress of the company; and

•	the nature of Lihir Gold’s business

The Board assesses nominated directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board’s activities. A director appointed by the Board during any year will stand for election by shareholders at the company’s next annual general meeting.

D. Employees

The number of employees and contractors at the end of each year is summarized below:

	2003	2002	2001
Management	12	4	4
Commercial, human resources, corporate and towns, site services, business development, community and environment	279	249	199
Mining operations and mine technical	362	384	385
Plant operations and maintenance	336	341	374
Total Lihir employees	989	978	962
Total contractors (full-time equivalent)	1,371	1,100	990

Total	2,360	2,078	1,952

All but one of the employees as at the end of 2003 were based in Papua New Guinea, either on Lihir Island, in Kavieng, New Ireland Province or in Port Moresby. Management numbers did not increase during 2003. The change in the above numbers from 2002 to 2003 provides a more accurate representation of the management team. See “Additional Information – Directors and Senior Management”.

All employees are employed under individual employment contracts rather than labour awards, and all negotiations of conditions are held directly with the employees concerned. There are no unions or employee associations active amongst Lihir’s workforce. Management continues to engage in a consultative process with representatives of the workforce, which takes the form of monthly meetings focused on employee issues. These meetings allow employees to raise for discussion any issues that may be of concern, and for management to provide any relevant information. The outcomes of these meetings are communicated back through the workforce through elected representatives. Daily meetings between supervisors and their crews also serve as a useful forum for the exchange of information. Employees are able to seek advice on employment matters and company policies through the company’s human resources and employee relations personnel.

During the year, the company established a whistleblower policy and an independently operated facility enabling employees to raise issues for the attention of the Company’s most senior managers in case other communications channels fail.

E. Share Ownership

Pursuant to the Companies Act, the directors have disclosed the following interests in shares in the company and provided general disclosure of companies, businesses and persons in which they are to be regarded as interested:

		Companies, business and persons in	Interest held by
		which the Director is to be regarded	director in shares of
Director	Nature of Interest	as interested	Lihir Gold Limited
Ross Garnaut	Chairman	Asia Pacific Economics Group Pty Ltd	53,225
(Chairman)	Chairman	PNG Sustainable Development Co. Ltd
	Chairman	Lonely Planet Publications Pty Ltd
	Chairman	Maccullochella Pty Ltd
	Director	Ok Tedi Mining Ltd
	Director	Sequoia Capital Management Ltd

		Companies, business and persons in	Interest held by
		which the Director is to be regarded	director in shares of
Director	Nature of Interest	as interested	Lihir Gold Limited
Peter Cassidy	Director	Oxiana Limited	13,225
	Director	Sino Gold Limited
	Director	Zinifex Limited
	Director	Energy Developments Limited
Geoffrey Loudon	Chairman	L and M Mining Limited	143,840
	Director	Sterilox Technologies Inc
	Director	The Peruvian Copper Syndicate Ltd

Neil Swan	Director	Lihir Management Company Limited
John O’Reilly	Director	Lihir Management Company Limited
	Director	Rio Tinto Consultants Ltd
	Director Employee and Officer	Rio Tinto Technical Services Limited Rio Tinto Plc and Rio Tinto Limited
	Director	Lion Selection Group Limited
	Director	Zar Kuh Mining Company (Iran)

Ross Garnaut acquired 3,225 shares in the company on January 23, 2004, pursuant to the share purchase plan extended to existing shareholders in Australia, Papua New Guinea and New Zealand announced by the company on November 12, 2003. Peter Cassidy acquired 10,000 shares in the company on-market on May 27, 2003, and a further 3,225 shares on January 23, 2004 pursuant to the share purchase plan.

The total notified amount of voting securities owned by directors and officers of the company as a group at the date of this annual report was 210,290 ordinary shares, representing 0.016% of issued ordinary shares.

No options over shares in the company are held by directors and officers of the company. No arrangements are in place for providing the employees of Lihir Management Company with shares or options over shares of Lihir.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The distribution of Lihir’s shareholdings in its ordinary shares as at May 27, 2004 was:

Range of Shares Held	Number of Shareholders	No of Shares Held
1-1,000	6,928	4,480340
1,001-5,000	12,029	34,941,046
5,001-10,000	4,486	36,973,141
10,001 - 100,000	4,561	125,363,141
100,001 – over	225	1,082,466,958

Total	28,311	1,284,224,710

The twenty largest registered shareholders at May 27, 2004 were:

				Adjusted
				percentage
				excluding
				shares held by
Rank	Name	Shares	Percentage(1)	NML(2)
1	Rio Tinto Metals Ltd	185,758,126	12.85	14.46
2	Merrill Lynch Investment	136,000,000	9.41	10.59
3	Mineral Resources Lihir Ltd	77,169,431	5.34	6.01
4	Colonial First State Investment Mgrs (Group)	52,606,868	3.64	4.10
5	Platinum Asset Mgt	36,001,021	2.49	2.80
6	Citigroup Global Markets	29,764,778	2.06	2.32
7	JP Morgan Fleming Asset Mgt (Group)	27,797,304	1.92	2.16
8	Sun Valley Gold	18,945,050	1.31	1.48
9	Fidelity (Group)	15,388,520	1.06	1.20
10	Portfolio Partners	15,369,074	1.06	1.20
11	Federated Investors	14,553,900	1.01	1.13
12	Bank of Bermuda (Group)	12,878,354	0.89	1.00
13	BT Funds Mgt	12,785,167	0.88	1.00
14	American Century Investment Mgt	12,164,473	0.84	0.95
15	Duquesne Capital Mgt	11,700,924	0.81	0.91
16	Credit Agricole (Group)	11,580,740	0.80	0.90
17	Investors Mutual	11,173,976	0.77	0.87
18	Value Partners	11,034,740	0.76	0.86
19	Van Eck Associates Corp	10,826,788	0.75	0.84
20	Boyer Allan Investment Mgt	10,000,000	0.69	0.78

		713,499,234	49.35	55.56

Note 1.

The percentages in this column reflect a denominator of 1,445,752,115 representing Lihir’s total issued shares including the 161,527,405 Class B shares owned by Niugini Mining Limited.

Note 2.

The percentages in this column reflect a denominator of 1,284,224,710 representing Lihir’s total issued shares excluding the 161,527,405 Class B shares owned by Niugini Mining Limited.

Note 3.

Niugini Mining Limited holds Class B shares which carry no voting rights nor entitlement to dividends, see “Information on the Company – History and Development of the Company – Merger with Niugini Mining Limited”.

The following table sets out persons notified to the company pursuant to the PNG Securities Act 1997 as substantial shareholders of the company. Under the Securities Act, a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in Lihir Gold Limited. Changes of greater than 1% in the relevant interest of a substantial shareholder must also be notified. The definition of “relevant interest” looks not merely to beneficial ownership of a share but extends to and includes: the power to control the exercise of any right to vote attached to a voting share; the power to acquire or dispose of the voting share; and possession of the above powers by virtue of any trust, arrangement, agreement or understanding.

	Relevant
Name of Substantial Shareholder	interest	Percentage (1)
Rio Tinto plc
Rio Tinto International Holdings Limited
Rio Tinto Overseas Holdings Limited
Rio Tinto Lihir Holdings Limited	185,758,126	14.46
Rio Tinto Metals Limited
Rio Tinto European Holdings Limited
Each of Rio Tinto plc’s subsidiaries
other than Rio Tinto International
Holdings Limited, Rio Tinto Overseas
Holdings Limited, Rio Tinto
Lihir Holdings Limited, Rio Tinto Metals
Limited and Rio Tinto
European Holdings Limited.
Merrill Lynch Investment Managers (Group)	136,000,000	10.59
Mineral Resources Lihir Limited	77,169,431	6.01
Colonial First State Investment Managers,	52,606,868	4.10
First State Investments

Note 1.

The percentages in this column reflect a denominator of 1,284,224,710 representing Lihir’s total issued shares excluding the 161,527,405 Class B shares owned by Niugini Mining Limited

The shares held by Lihir’s major shareholders command no different voting rights to any other shares, other than the Class B shares owned by Niugini Mining Limited which have no voting rights.

American Depositary Shares and US Resident Shareholders

A portion of Lihir’s ADSs are traded on the NASDAQ National Market. In the United States, each ADS evidenced by an American Depositary Receipt represents 20 fully paid ordinary shares of the company. The listed ADRs are issued pursuant to a Deposit Agreement in 1995 between the company and the Listed Depositary - The Bank of New York.

On May 31, 2004, 1,349,582 ADSs (2003: 1,615,040) representing 26,991,640 (2003 : 32,300,800) ordinary shares were held by 19 (2003: 18) registered holders under the NASDAQ - listed ADR programme. The company also has a restricted ADR programme following the a placement of shares in October 1999 under which there are 365,000 ADS at 31 May, 2004 (2003: 400,000) representing 7,300,000 ordinary shares held by 12 (2003:13) registered holders. The restricted ADR are issued pursuant to a Deposit Agreement entered into in October 1999 between the company and the Restricted Depositary – The Bank of New York.

Also on May 31, 2004, there were 57 holders of ordinary shares (2003: 61) with declared addresses in the United States holding 628,630 (2003: 763,875) ordinary shares. In addition, there are a more significant number of United States shareholders who hold beneficial ownership through nominee companies located outside the United States.

PNG Government Participation

The PNG Government has a policy of obtaining an option to acquire, at cost, equity participation of up to 30% in all mining projects located in PNG. The PNG Government acquired a 30% interest in the joint venture on March 17, 1995 through Mineral Resources Development Corporation (MRDC). MRDC is a PNG company wholly owned by the PNG Government. MRDC exchanged its interest in the joint venture for an indirect interest in 30% of the ordinary shares of the company outstanding immediately prior to the consummation of the global offering.

Following the offering, MRDC held a total of 154,338,862 ordinary shares – transferring half of these shares (77,169,431) to Mineral Resources Lihir Limited (MRL), a subsidiary company of MRDC, established as a trustee on behalf of the people of Lihir under the Lihirian Equity Trust. (MRDL subsequently sold its remaining interest on the open market (no longer holds shares in the company). MRL financed its acquisition of shares in the company using funds borrowed by MRDC from European Investment Bank (EIB), which were on-lent by MRDC to MRL. In a series of meetings conducted since 2002 and which are ongoing, the PNG Government (through MRDC), MRL, representatives from the Lihirian community and the company have discussed means of ensuring that MRL and MRDC are able to meet ongoing commitments to the EIB. It is envisaged that this will involve MRL selling down a proportion of its shareholding in the company and investing that portion of the proceeds remaining after meeting current commitments to the EIB as is calculated and agreed to be necessary to meet ongoing commitments. To the extent that the amount required to meet current and future commitments to the EIB requires MRL to reduce its shareholding in the company below 5.2% of the company’s total equity, the company has stated its intention to issue, for nil consideration, such number of shares to MRL as is necessary to maintain its interest at 5.2%.

MRL must remain as trustee of the Lihirian Equity Trust until such time that the total cost to and indebtedness incurred by MRL for the purchase of the Lihirian ordinary shares, together with interest and costs (the “Lihirian Share Purchase Debt”), is fully repaid and discharged. After that time, the Lihirian Equity Trust requires that the Lihirian ordinary shares or any dividends from such shares must not be sold, charged, mortgaged or encumbered in any way whatsoever and are maintained for the purposes set out in the Lihirian Equity Trust.

Under the State Equity Acquisition Agreement dated March 17, 1995 the PNG Government expressly waived any rights it might otherwise have to acquire an equity interest in any additional mineral discoveries made by the company on Lihir Island pursuant to the Exploration License (or any extension or renewal thereof), in recognition of the fact that it has already been given the opportunity to participate in such discoveries through its indirect equity interest in the company. In connection with an equity offering to institutions on October 7, 1999, Lihir granted an option to MRL (as trustee on behalf of the Lihirian people) to purchase up to 12,531,170 ordinary shares in the company. MRL did not exercise the option prior to its expiry date on January 31, 2000. The option has therefore lapsed. In connection with a further equity offering to institutions in November 2003, the company offered MRL (again as trustee for the Lihirian people) the opportunity to subscribe for up to 10,200,000 ordinary shares. MRL did not subscribe for the shares within the period specified and this offer has also expired.

Share Options

No options remained outstanding as at 31 December 2003 or at the date of this annual report.

There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.

B. Related Party Transactions

Whilst recognizing that senior management of Lihir are Rio Tinto employees seconded to Lihir, the company’s board of directors has ultimate control and responsibility for all the Lihir’s operations. The board has 2 directors who are employees of Rio Tinto: John O’Reilly and Neil Swan.

Interests of Directors in certain transactions

John O’Reilly and Neil Swan are directors of Lihir Management Company, which has a management agreement with the company whereby Lihir Management Company is required to manage the corporate affairs of the company and all aspects of the Lihir operation. Lihir Management Company receives a management fee under the terms of the management agreement.

John O’Reilly is also an employee and officer of Rio Tinto Plc and Rio Tinto Limited and a director of Rio Tinto Consultants Limited and Rio Tinto Technical Services Limited. These companies and their affiliates provide technical services, advice and expertise to the company from time to time. These services, advice and expertise are provided variously pursuant to the management agreement between the company and Lihir Management Company, and pursuant to the Technical Support Agreement.

The company has contracted for the services of Dr Ross Garnaut as Chairman of the company until April 30, 2007. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him but Dr Garnaut has also agreed to be bound by its terms.

Sir Anthony Siaguru, who was Deputy Chairman of the company until April 16, 2004, was employed in a consulting capacity by Blake Dawson Waldron, which firm (amongst others) provides legal services to the company.

The interests of the directors listed above were disclosed to the company prior to the company entering into the relevant contracts or engaging the directors as the case may be. Other than in relation to the management agreement with Lihir Management Company, the directors concerned did not take part in discussions on or voting in relation to the company’s decision to enter into the contracts and directors are satisfied the contracts are on arm’s length terms.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

These have been incorporated in the financial statements section of this report at Item 18.

Export activities

Under the refining arrangements with AGR Matthey, gold is refined in Western Australia. On the completion of the refining process gold is credited to the company’s bullion account for ultimate sale.

Legal or arbitration proceedings

In December 2000, the Company’s wholly owned subsidiary - Niugini Mining (Australia) Pty Limited (NMA) terminated a sales agreement for seven mining leases located in North Queensland. The purchaser (Arkaroola Resources Limited) commenced an action against NMA in the Supreme Court of Queensland, seeking to have the termination revoked and unspecified damages, including a refund of the purchase price which had already been transferred to NMA under the sales agreement.

The action was struck out by the court in October 2001 because Arkaroola failed to prosecute its action against NMA. Arkaroola is free to lodge a new action and threatened to do so in mid-2002, however, at the time of publication, has not done so.

On July 1, 2003, liquidators for Arkaroola contacted NMA requesting an account of the funds transferred from Arkaroola to NMA pursuant to the sales agreement prior to termination. On September 2 , 2003, NMA responded to Arkaroola’s liquidator indicating it intended to retain the funds in question as Arkaroola’s actions cost NMA substantially, and any claim made by Arkaroola for the purchase price is outweighed by those costs. NMA has not subsequently heard from Arkaroola’s liquidators.

In March 2003, NMA sold its North Queensland assets, including the seven mining leases, to Kagara Pty Limited, which is aware of the previous litigation. The final interest transferred in this transaction was registered in Kagara’s name in March 2004.

In June 2001, NMA became a party to a native title claim over some of its mining tenements in North Queensland. Following the transfer of the final interest to Kagara, NMA withdrew as a party to the native title claim on April 7, 2004.

Two claims were instituted against Niugini Mining Limited in 1997 seeking unspecified damages relating to the decommissioning of a mine in Mt Victor, Papua New Guinea. These claims have not been actively prosecuted and efforts are being undertaken to have them dismissed. The company believes from legal advice obtained that these claims do not have reasonable prospects of success and in the event the claims are not dismissed, the company intends to defend them vigorously.

Dividend distributions

Lihir declared its maiden dividend of two Australian cents (AU$0.02) per ordinary share in April 2003 and paid it in July 2003. The Board will continue to consider payment of dividends on an annual basis, having regard primarily to the company’s earnings, cash flows and investment requirements.

B. Significant Changes

No significant change in the state of the business has occurred since the date of the annual financial statements as at December 31, 2003.

Item 9. Share Price and Capitalization

The company’s securities consist of ordinary shares and of Class B shares. No options remain outstanding. The shares have no par value. All issued shares are fully paid. Class B shares, which are held by Niugini Mining Limited, do not carry voting rights or rights to receive dividends.

Since the global offering in October 1995, the ordinary shares have traded on the Australian Stock Exchange Limited (ASX), and on SEAQ International, the London Stock Exchange’s system for trading international equity securities that are not listed on that exchange. The ADSs have traded on the NASDAQ National Market. The ASX is the national stock exchange in Australia. The company is also listed on the Port Moresby Stock Exchange (Market Code “LHG”).

The following tables set forth, for the periods indicated, the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on NASDAQ. Each ADS represents 20 fully paid ordinary shares in Lihir.

By Fiscal Year	Ordinary Shares		American Depositary Shares
	High A$	Low A$	High US$	Low US$
1996	2.59	1.46	40.75	21.88
1997	2.44	1.40	38.25	19
1998	2.76	1.46	36.38	18.75
1999	1.95	0.90	23.50	9.50
2000	1.12	0.52	13.75	5.50
2001	1.28	0.54	12.93	5.44
2002	1.65	1.02	19.13	11.50
2003	1.83	1.25	24.17	13.99

By Quarter		Ordinary Shares		American Depositary Shares
	Quarter Ending	High A$	Low A$	High US$	Low US$
2000	March 31	1.12	0.63	13.75	7.63
	June 30	0.71	0.52	7.75	6.13
	September 30	0.78	0.58	9	6.25
	December 31	0.69	0.53	7.44	5.50
2001	March 31	0.72	0.54	7.25	5.79
	June 30	1.02	0.59	10.88	5.44
	September 30	1.16	0.79	11.50	8.63
	December 31	1.28	1.00	12.94	8.88
2002	March 31	1.62	1.18	16.50	12.13
	June 30	1.65	1.15	19.13	12.50
	September 30	1.38	1.02	15.75	11.50
	December 31	1.49	1.06	16.56	12
2003	March 31	1.60	1.30	19.50	15.11
	June 30	1.54	1.25	19.90	14.85
	September 30	1.78	1.30	24.60	16.94
	December 31	1.83	1.34	25.25	20.02
2004	March 31	1.59	1.01	24.85	15.25

By Month	Ordinary Shares		American Depositary Shares
	High A$	Low A$	High US$	Low US$
November 2003	1.75	1.49	24.99	23.17
December 2003	1.64	1.34	24.19	20.02
January 2004	1.59	1.27	24.48	20.15
February 2004	1.31	1.09	21.00	17.22
March 2004	1.19	1.01	18.00	15.50
April 2004	1.25	0.98	19.45	14.13
May 2004	1.02	0.88	14.97	12.25

The last reported sale price of the ordinary shares on the ASX on May 31, 2004 was A$0.96. The last reported sale price of the ADSs on NASDAQ on April 30, 2004 was US$17.92

At April 30, 2004, the total market capitalization of the company (excluding the shares held by Niugini Mining Limited) was A$1,233 million.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. PNG Companies and Securities Law

On March 27, 1997 the Papua New Guinea Parliament passed the Companies Act 1997 (“the Companies Act”) which, subject to six-month transitional provisions, replaced the Companies Act (Chapter 146) that had applied in Papua New Guinea since 1964. The Companies Act commenced operation on March 2, 1998. At the Annual General Meeting of the company held on April 28, 1998, shareholders approved registration of the company under the Companies Act and the company was registered with effect from May 15, 1998. The Companies Act is based on the New Zealand Companies Act 1993 and introduced significant changes to shareholders’ rights and duties and to the duties, liabilities and obligations of directors.

The PNG Securities Act 1997 also commenced operation on March 2, 1998. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including; stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed company. A substantial shareholder is also required to give notice of changes in his or her relevant interest of one per cent or more in the relevant class of shares. There are also provisions to allow a company to require the disclosure of the beneficial owners of shares in the company. The substantial shareholder provisions and the provisions dealing with the disclosure of beneficial interests have been in effect in relation to the company since September 28, 1998.

A PNG takeovers code, approved under the provisions of the Securities Act, has also applied to the company since September 28, 1998. The fundamental rule under the Takeovers Code prevents any person from having a relevant interest of more than 20% of the voting rights in a target company, except in a manner permitted by the Code. There are no controls below the threshold of 20%. The definition of relevant interest under to the Takeovers Code and for the purposes of the substantial shareholder provisions of the Securities Act 1997 looks not merely to beneficial ownership of a share but extends to and includes:

•	the power to control the exercise of any right to vote attached to a voting share

•	the power to acquire or dispose of the voting share; or

•	having the above powers by virtue of any trust, arrangement, agreement or understanding.

In addition, where a person (A) holds at least 20% of the voting rights in a company (B), and B in turn has a “relevant interest” in a PNG company, A is regarded as having the same relevant interest as B.

C. Constitution

The company’s current constitution was adopted by shareholders at the company’s annual general meeting held on April 28, 1998. A copy is lodged with the Registrar of Companies in Port Moresby, Papua New Guinea and a copy is attached as Exhibit 1 to this annual report. The new constitution was modelled on the company’s previous memorandum of association and articles of association subject to changes which:

(i) reflected changes made under the new Companies Act 1997 (e.g. the abolition of par value of shares, the increased power for directors to make distributions of money or property to members and the removal of the requirement that a company have specific objects and powers); or

(ii) took advantage of specific provisions of the new Act which allow the company to take a course of action (e.g. to buy back the company’s shares, to indemnify directors or to pay for D&O liability insurance) if expressly permitted to do so by its constitution.

The following is a summary of the main points of the company’s constitution. References to clauses refer to clauses in the constitution.

•	The company is incorporated and registered in Papua New Guinea (Number C1-23423) and is a registered foreign company in Australia (ARBN 069 803 998). Under section 17 of the Companies Act, a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and in respect of these purposes, it has full rights, powers and privileges. Therefore it is not necessary to list the objects and purposes of the company in its constitution.

•	In accordance with clause 17, a director may vote on a proposal, arrangement or contract in which he is materially interested provided that he has complied with the Companies Act, the Official Listing Rules of the Australian Stock Exchange and provided the board does not otherwise determine.

•	The constitution contains provisions for the remuneration of directors (including reimbursement of expenses), the indemnification of directors in respect of certain liability or for costs incurred in defending or settling any claim or proceedings relating to such liability, and for effecting insurance for directors to the extent permitted under the Act. These are general powers of the company which may in the normal course be exercised by a resolution of the board. An interested director who has declared his or her interest would be entitled to vote on any such resolution unless the board has determined that the director should not exercise any power in relation to the matter. The interested director is not entitled to vote on a resolution to make that preliminary determination.

•	There are no specific provisions relating to borrowing powers in the constitution. Clause 20.1 provides that the board has all necessary power for managing, and for directing and supervising the management of, the business and affairs of the company to the exclusion of the Shareholders and in accordance with clause 21.9 every resolution of the board is decided by a majority of votes. Therefore, the borrowing by the company is determined by a majority decision of the board.

•	An exercise of the borrowing power may in certain circumstances be subject to the provisions of the Companies Act (section 110) requiring shareholder approval for major transactions.

•	There are no provisions for retirement or non-retirement of directors under an age limit in the constitution.

•	Clause 15.5 provides that a director of the company need not be a shareholder.

•	Clause 10A.2(b) provides that Class B shares have no entitlement to dividends.

•	Clause 24.1 provides that the Board may declare distributions to the Shareholders (other than Class B shareholders) including declaring the property to constitute the distribution and the time of the distribution. Shareholder approval is not required for a distribution. Clause 24.3 provides that where the Board has declared a dividend the obligation of the company to make the distribution only arises when the Board fixes the time for distribution and that time has arrived. Clause 24.8 provides that each dividend in respect of each share must be distributed according to the amount paid up on that share save to the extent that the terms of issue of a share provide otherwise. The company does not have any partly paid shares on issue.

•	Clause 24.18 provides that all dividends declared but unclaimed may (in the case of dividends not to be distributed as money) be realized into money and (in any case) be invested for the benefit of the company until claimed or until required to be dealt with under any applicable law dealing with unclaimed money.

•	Clause 5.6 provides that if a call in relation to a share is due and payable and not paid, the shareholder has no right to receive any dividends.

•	Clause 10A.2(a) provides that the Class B Shareholders do not have any voting rights.

•	Clause 13.2 provides that each shareholder who is entitle to vote on a resolution (where not disqualified from voting pursuant to the Listing Rules or the Act) has one vote on voting by voice or show of hands, and on a poll he has the number of votes equal to the number of fully paid shares held by that person.

•	Clause 5.6 provides that where a call in relation to a share is due and payable and not paid the shareholder has no right to vote.

•	Under clause 15.3, one third of the directors (excluding the managing director) retire by rotation each year and are eligible for re-election.

•	Clause 27.3 provides that after distribution of assets to repay paid up capital any surplus assets will be distributed to the shareholders in proportion to the amount paid up by the shareholder on each share, save to the extent that the terms of issue of a share provide otherwise. The company does not have any partly paid shares on issue.

•	Clause 10A.2(d) provides that the Class B shares are redeemable at the option of the company for consideration of K100 per million (or part thereof) of those shares.

•	Clause 2.6(b) provides that the company is authorized to redeem any redeemable shares subject to the provisions of the Listing Rules and the securities clearing house business rules of Australia.

•	There are no provisions in the constitution in relation to sinking funds.

•	Clause 5 provides that the Board may make calls on a shareholder in respect of any or all of the amount unpaid on the share unless the terms of issue make that payment payable at a fixed time. The company does not have any partly paid shares on issue. The constitution does not expose the shareholders to any liability to further capital calls by the company.

•	There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the constitution.

•	Under the Companies Act, any provision of the constitution can be altered by special resolution of the shareholders requiring a 75% majority vote of those attending and voting.

•	Clause 8.2 provides that where the company by ordinary shareholders’ resolution consolidates, divides or sub-divides its shares, the company may also by special resolution determine that, as between the shares resulting from the consolidation, division or sub-division, one or more of those shares has some preference or special advantage as regards dividends, capital, voting or otherwise over or compared with the other shares.

•	Clause 8.3 provides that if the shares are divided into different classes of shares, the rights attached to any class of shares may only be varied or abrogated with either the written consent of 75% of the shareholders of that class, or, sanction of a special resolution passed at a separate meeting of that class of shareholders.

•	Clause 8.4 provides that the board may do anything to give effect to any resolution authorizing or effecting the alteration of the share capital of the company, the variation or abrogation of rights attaching to any class of shares, or to adjust the rights of all parties.

•	Clause 11.3 provides that the board may convene a special meeting of the company at any time. Alternatively, clause 11.4 provides that the shareholders may requisition the holding of special meeting as provided by section 102(b) of the Act, which requires a written request of shareholders holding shares carrying not less than 5% of the voting rights.

•	Clause 11.2 provides that the company must hold an annual general meeting in accordance with the Act, which must be held not later than 15 months after the previous annual general meeting.

•	Fourteen days’ written notice of the meeting must be sent to the shareholders, directors and auditor of the company, stating the nature of the business, the text of any special resolution and, if required by the Australian Stock Exchange Listing Rules, include a form of proxy.

•	All shareholders (including Class B shareholders) may attend a meeting of shareholders either in person, by proxy, by attorney or (in the case of a shareholder which is a body corporate) by a representative.

•	Clause 12.2 provides that no business may be transacted by a meeting of shareholders unless a quorum of three is present. Clause 12.3 provides that, where a quorum is not present within 30 minutes after the time appointed for the meeting,(in the case of a meeting requisitioned by shareholders), the meeting is dissolved, or in the case of any other meeting, it is adjourned to the same time and the same place the following week, and if there is not a quorum within 30 minutes of the appointed time of that meeting, it is dissolved.

•	There are no limitations on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law, or by the charter or other constituent document of the company in the constitution.

•	There are no provisions in the constitution that would have an effect of delaying, deferring or preventing a change in control of the company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

•	There are no provisions in the constitution governing the ownership threshold above which shareholder ownership must be disclosed.

•	The company is incorporated, and has its principal activities, in Papua New Guinea. As such it is subject to the Act, the Securities Act of Papua New Guinea and the Takeovers Code under the Securities Act. The general effect of this legislation is referred to elsewhere in this Form 20-F.

•	In relation to an increase in capital by the issue of new shares, clause 2.1 provides that this power is conferred on the board of directors subject to the listing rules of any applicable stock exchange (namely the Australian Stock Exchange, Port Moresby Stock Exchange and NASDAQ National Market). The conditions in this regard are no more stringent than is required by law. There are no pre-emptive rights of existing shareholders.

D. Material Contracts

Lihir Management

General. At December 31, 2003, Lihir Management Company employed 989 full-time employees for the Lihir operation. Lihir Management Company has entered into the Technical Support Agreement with Rio

Tinto pursuant to which it is able to periodically supplement its expertise, by drawing on experienced engineering, construction and operations personnel from other Rio Tinto owned or controlled businesses from around the world. See “Technical Support Agreement” below.

The Lihir Management Company team includes commercial, engineering, construction and operations personnel. The senior members of the management team have extensive experience in mining operations.

Management Agreement. While the company’s board of directors has ultimate control and responsibility for all of the company’s operations, and the exercise of all the company’s powers and rights, pursuant to the management agreement the board of directors, has delegated to Lihir Management Company the authority and responsibility to manage the corporate affairs of the company, the construction and operation of the Lihir operation, any exploration activities undertaken by the company in the Lihir Group of islands, and any other operations and activities of the company. Subject to the restrictions described below, Lihir Management Company is permitted to enter into contracts on behalf of the company and to pay, out of the company’s funds, all costs and expenses incurred by it in connection with its role as manager of the Lihir operation, including, without limitation, the salaries and other compensation payable to Lihir Management Company personnel, and the monthly management fee referred to below. In addition, Lihir Management Company is permitted to contract for the performance of its duties under the management agreement, provided, however, that any contracts with a related corporation of the manager, must be on ordinary commercial terms and at a cost no greater than that of obtaining the services from a contractor independent of the related corporations.

Lihir Management Company’s discretion to manage the Lihir operation is limited in certain respects. Lihir Management Company cannot, without the approval of the company’s board, incur any individual capital expenditure in excess of US$3,000,000 except in accordance with a budget approved by Lihir’s board of directors, or incur any expenditure either in excess of 110% of an approved budget (except in emergency circumstances) or in excess of US$10,000,000 other than in accordance with an approved budget. In addition, Lihir Management Company may not at any time, without the approval of the company’s board:

•	approve any contract with a value greater than US$1,000,000 with a corporation related to it or with any other party for a term of more than one year and a value in excess of US$5,000,000

•	approve any financial or operating lease for terms exceeding one year with capitalized values in excess of US$5,000,000

•	settle any litigation or arbitration that would require the company to pay any amount in excess of US$500,000

•	dispose of any of the company’s property having an original cost, or being sold at a price, greater than US$5,000,000

•	dispose of the special mining lease or any portion or all of the exploration license

•	suspend operations or resume operations after any suspension except as permitted by the mining development contract

•	make any changes in the approved proposal for development except as permitted there under

•	undertake any business or exploration not contemplated in the approved proposal for development

•	make voluntary pre-payments or alter the terms of any debt financing facility of the company.

All dollar amounts referred to in this paragraph are increased as of January 1 of each year (beginning January 1, 1997) by the application of the implicit price deflator of the U.S. Gross National Product.

The board of directors has delegated all of its responsibilities with respect to the company other than the responsibility to:

•	nominate directors to the board of directors and to appoint the chairman of the board of directors

•	commit the company to raise equity or to borrow funds and to approve any documents under which securities may be issued

•	determine treasury policies, including foreign currency and interest rate exposure, as well as to determine risk management policies

•	approve interim and annual reports, engage auditors and set accounting policies

•	determine dividend policies and approve dividends

•	engage auditors to review and report to the board on the company’s internal controls and compliance with statutory and regulatory requirements.

Until the end of 2003, Lihir Management Company has been paid a monthly management fee equal to the greater of US$250,000 (adjusted annually by the implicit price deflator for the US Gross National Product), or 1.5% of the average monthly operating costs of the Lihir operation during the preceding three months. From the commencement of 2004, this fee has been reduced and is now capped at US$1.5 million per annum. In addition, Lihir Management Company is entitled to receive 1% of all costs incurred on any expansion involving capital expenditures greater than US$50 million. For purposes of the foregoing, all capital and operating costs are calculated excluding the management fee paid or payable to Lihir Management. The company’s obligation to pay the management fee will be suspended, 12 months after mining operations have been suspended as a result of certain specified events of force majeure, and one month after mining operations are suspended for any other reason.

The appointment of Lihir Management Company as the manager of the Lihir operation shall continue during the term of the mining development contract unless the management agreement is earlier terminated. The company can terminate the management agreement for specified reasons, including certain events of insolvency of Lihir Management, any breach by Lihir Management Company of the terms of the management agreement, or if Rio Tinto (directly or indirectly) ceases to hold at least 15% of the issued shares of the company, or Lihir Management Company ceases to be a wholly owned subsidiary of Rio Tinto or, upon six months notice, after the management agreement has been in effect for 20 years. In addition, the parties may of course agree to terminate the management agreement, or Lihir Management Company may terminate the management agreement, upon six months notice after the later of 10 years after the date of the agreement, and the repayment of all loans to the company, the terms of which require management of the Lihir operation by a related corporation of Rio Tinto. As a result of Rio Tinto not participating in the share issue undertaken by the company in November 2003 and January 2004, Rio Tinto’s interest in the company was reduced below 15% to 14.46%. The company agreed not to exercise its right to terminate the management agreement on the basis of this dilution of Rio Tinto’s interest.

The management agreement provides that none of Lihir Management Company, Rio Tinto, subsidiaries of Rio Tinto, or any of their respective directors, officers, employees, agents and representatives shall be liable to the company for, and all such entities and persons are indemnified and held harmless by the company against, any costs, losses, claims, damages or liabilities (collectively, “Losses”) incurred, suffered or done in the course of the discharge of or arising in any way from, or in connection with the failure by the manager to discharge its duties under the management agreement, unless they result from the manager’s willful omission or willful misconduct (each as defined therein). No such liability can result from a breach of the management agreement, if the breach would not have occurred if Lihir Management Company had not acted upon or omitted to act, following the instructions of or in accordance with any decision or determination by the company’s board of directors. The company is indemnified by Lihir Management Company for losses that are the result of the manager’s willful omission or willful misconduct.

Lihir’s lenders have required as a condition of financing, that the Lihir operation continue to be managed by Rio Tinto or one of its wholly owned and controlled affiliates. This is a condition to borrowings under the current syndicated facility agreement, and any failure by Rio Tinto to wholly own or control Lihir Management Company will also constitute a review event.

Guarantee of Financial Obligations under Management Contract. Lihir Management Company is a wholly owned subsidiary of Rio Tinto Western Holdings Limited, which is wholly owned by Rio Tinto plc. Rio Tinto Western Holdings Limited issued a guarantee dated May 22, 1995, in favor of Lihir, of the financial obligations of Lihir Management Company under the management agreement. The guarantee may not be terminated by the guarantor while Lihir Management Company has any financial liability to the company under the management agreement. The guarantee does not apply to financial obligations arising from acts or omissions of Lihir Management Company after Lihir Management Company has ceased to be a subsidiary of the guarantor, provided the guarantor has procured an acceptable replacement guarantee from another guarantor acceptable to the company. The guarantee is not a guarantee of Lihir Management’s performance under the management agreement.

Technical Support Agreement. Under the technical support agreement, Rio Tinto has agreed to provide to Lihir Management Company from its own resources, or the resources of other members of the Rio Tinto Group, upon Lihir Management’s request, all advice and personnel as may be required to enable Lihir Management Company to discharge its duties as manager under the management agreement.

In the technical support agreement, Rio Tinto has agreed to provide a variety of personnel to assist Lihir Management. At a flat rate (subject to increases for inflation) of US$600 per person per day, (plus travel and accommodation costs), Rio Tinto will provide contract services for such matters as ore reserves, mine engineering, geothermal issues, metallurgy, general engineering, infrastructure and financial analysis. In addition to these contract services, Rio Tinto may be called upon to provide support for Lihir Management’s treasury, accounting, legal, mine planning, environment, financing, risk management and other such matters. For these services Rio Tinto is reimbursed for out-of-pocket travel and accommodation expenses. Rio Tinto also, from time to time, transfers for a specified period personnel to Lihir Management Company, to serve as senior management and to perform certain administrative functions, and is entitled to receive from Lihir Management Company an amount equal to the salary and statutory social security charges in respect of such personnel. The technical support agreement will remain in force until the termination of the management agreement or until Lihir Management Company ceases to be a subsidiary of Rio Tinto.

PNG Mining Laws

The principal PNG mining laws are the PNG Mining Act, the Mining (Safety) Act and the Regulations under these acts. The PNG Mining Act, provides that “all minerals existing on, in or below the surface of any land in PNG, including any materials contained in any water lying on any land in PNG, are the property of” the PNG Government. The PNG Mining Act also provides for a system of licenses and leases, pursuant to which persons are permitted to explore for minerals, develop mines and extract mining products. The Mining (Safety) Act provides for the regulation and inspection of mines and associated works.

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

The company has received advice from its PNG counsel, Blake Dawson Waldron, to the effect that even if the Special Mining Lease or Exploration License were determined to result in an unjust deprivation of property, the landowner’s recourse would be an action for compensation against the PNG Government, and that the validity or legality of the grant of the Special Mining Lease or Exploration License could not be successfully challenged for this reason.

The principal mining rights for large-scale operations under the PNG Mining Act, are exploration licenses and special mining leases. An exploration license confers the exclusive right to carry out exploration for minerals for a two-year period over a defined area. The holder of an exploration license is required to conduct certain minimum agreed exploration activities during the term of the license. Assuming it complies with the terms of the exploration license and submits an acceptable program for the next period, the holder can generally expect the license to be renewed for additional two-year periods. However, the holder has no legal right to require such an extension. A mining lease with respect to property covered by an exploration license can only be granted to the holder of the license, although the PNG Government is under no obligation to issue a mining lease, and could simply allow the exploration license to lapse, in which case a mining lease for the property could be granted to another person.

A special mining lease gives tenure to carry out construction and operations. It can be granted for a term not exceeding 40 years, and may be extended for periods of up to 20 years each. Special mining leases can only be granted after a mining development contract has been negotiated and entered into, with the PNG Government and the PNG Minister for Mining has approved the proposal for development. In addition, before the land is occupied for mining purposes, agreement must be reached with the landowners on appropriate compensation. The holder of the special mining lease, is then entitled to the exclusive occupancy for mining and mining purposes of the land, over which it is granted, and owns all minerals lawfully mined from that land. Ownership of minerals thus passes from the PNG Government, to the holder of the special mining lease, at the point when the minerals, or the mineral bearing ores, are extracted from the ground.

The holder of a special mining lease is obliged to pay a royalty to the PNG Government equal to 2.00% of either the FOB value of the minerals, if they are exported without smelting or refining in PNG, or the net smelter returns from the minerals, if they are smelted or refined within PNG.

The company understands that the PNG government has commenced a review of its mining laws. As yet, no proposal or documents have been published but reforms are considered likely in due course.

Related Agreements with PNG Government

Exploration License. The Exploration License, (EL485) which gives it the exclusive right to explore for gold and other minerals over the rest of Lihir Island, including Luise Harbour, has been renewed on six occasions since its original issue in 1983, the most recent extension being made from March 31, 2002 and expiring on March 31, 2004. This license is in the process of renewal. An application for renewal was lodged in March 2004 and renewal fees paid. Relevant public hearings are scheduled for July 2004. The renewal process is procedural and no issues are anticipated in relation to granting of a further two year renewal. The Special Mining Lease has been carved out of the area previously covered by the Exploration License. For a discussion of exploration licenses generally, see “PNG Mining Laws” above.

Special Mining Lease. The company holds the Special Mining Lease which gives it the exclusive right to mine and produce gold and other minerals from the area of the Luise Caldera immediately adjacent to Luise Harbor, including the site of the processing plant on Putput Point. It also holds subsidiary mining rights elsewhere on Lihir Island.

The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated.

The Special Mining Lease was originally issued to the joint venture on March 17, 1995. It has a term of 40 years, and, under the Mining Act, may be renewed for subsequent periods of 20 years each at the discretion of the PNG Government

Mining Development Contract. The company and the PNG Government entered into the Mining Development Contract relating to the Lihir operation on March 17, 1995.

In the Mining Development Contract, the company agreed to use its best efforts, to build and operate the Lihir operation as specified in the Approved Proposal for Development. The company is permitted to modify the Approved Proposal for Development without seeking the PNG Government’s permission, as long as the modification substantially complies with the Approved Proposal for Development submitted by the company. In addition, the PNG Government will be deemed to have approved all modifications, which do not substantially comply with the Approved Proposal for Development, if they do not object to such a modification within fifteen days of receiving notice of such a change. The PNG Government has agreed it will not unreasonably withhold its approval of any modification, and all disagreements are subject to international arbitration. The company has the right to suspend its operations at any time, if, after notice to and consultation with the PNG Government, the company’s revenues from the Lihir operation for the three months immediately preceding the date of the notice, are less than the sum of the royalties and operating costs. However, the company must immediately (and periodically thereafter until the resumption of operations) report such suspension to the PNG Government and must maintain the Lihir operation’s assets in good order. After three years of suspended operations, the PNG Government can compel the company to resume the Lihir operation, unless an independent expert determines that the Lihir operation is still not economically viable. The PNG Government may raise the issue again 12 months after any such determination by an independent expert.

Under the terms of the Mining Development Contract, between three to five years after the commencement of commercial production, the company must commission and complete, within 12 months, a study into the feasibility of an expansion of the Lihir operation at a capital cost of at least US$100 million (as adjusted by an inflation factor), and the company must discuss the results of this study with the PNG Government. If the company chooses not to proceed with the expansion, the PNG Government may at some later date, on 12 months notice, require a second expansion feasibility study to be conducted by the company. The company has the right to decide whether or not to pursue any such expansion. However, if it decides not to pursue such an expansion, the company has undertaken to stockpile all ore not immediately processed that has a grade in excess of 1.6 g Au/t. This commitment is for a minimum of two further years. The PNG Government has indicated that after this two year stockpile of low grade ore has been created, it will permit the disposal of all material below an economic break-even cut-off grade.

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

The Mining Development Contract contains several provisions requiring the company to hire local workers and use local companies. The company must provide for the training of Papua New Guineans and the replacement of expatriate employees with Papua New Guineans. In procuring material, equipment and services for the operations, the company must give certain preferences to Papua New Guinean contractors and suppliers. The company must include Papua New Guinea contractors and suppliers in all requests for bids where the contractor or supplier has the proven ability to perform similar work within the required time period. If the company receives a bid from one of these Papua New Guinean contractors or suppliers, it must accept the bid if it meets the specifications, is competitive in cost with international sources and meets the quality, delivery and service requirements of the Lihir operation. In addition, the company must encourage the development of local business, which might be derived from the project, by implementing an approved business development plan. Finally, the company may be required to have up to one-third of its mine products refined at a refinery located in PNG, provided that the refineries have the capacity and offer competitive terms and conditions. This has not yet occurred.

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

The Mining Development Contract may only be terminated by the PNG Government if the Special Mining Lease expires and is not renewed, or the company surrenders the Special Mining Lease (other than for the renewal or extension thereof or for the issuance of a new Special Mining Lease), or the company abandons the Lihir operation, or if the company materially defaults in the performance of its significant obligations under the Mining Development Contract. These company’s obligations include:

•	to construct the mine and operate in accordance with the approved proposal for development (including the environmental plan)

•	not to incur debt in violation of certain coverage tests

•	to convert its foreign currency revenues into Kina, subject to certain exceptions

•	not to keep gold in inventory for a period greater than three months without placing in its Kina bank account an amount equivalent to the cash value of such gold

•	to comply with PNG Government notices forbidding certain sales of gold

•	to comply with its various obligations to hire PNG employees or suppliers or contractors

•	not to suspend its operations other than as permitted by the Mining Development Contract

•	to comply in all material respects with the environment plan (see “Information on the Company – Property, Plant and Equipment - Environmental Considerations – Environmental Plan”).

The PNG Government must begin any termination of the Mining Development Contract by giving the company a default notice. If the default described in the notice is not cured within 180 days, the PNG Government has the right to deliver a termination notice, which will terminate the agreement and the Special Mining Lease 30 days later. If the company contests the grounds for the issue of a default notice, or there is a dispute as to whether a default has been cured, the matter is to be submitted to arbitration under the United Nations Commission on International Trade Law Rules. The PNG Government may not deliver a termination notice to the company while the grounds for the issue of a default notice are in the arbitration process, and any previously delivered termination notice shall be suspended once an arbitration proceeding commences. If prior to the date set for termination, a receiver, manager or other administrator is appointed to act on behalf of any bank in connection with permitted debt finance, termination cannot occur for at least two years, as long as the administrator complies with the Lihir operation agreements and prevents deterioration in the Lihir operation facilities.

Except for those required to be referred to a special expert, all disputes under the Mining Development Contract must be arbitrated under the Arbitration Rules of the United Nations Commission on International

Trade Law. The PNG Government has waived its immunity with respect to enforcement of arbitration awards. The Mining Development Contract is governed by PNG law.

Operations Agreements

Pressure Oxidation Technology License. On August 5, 1995, Lihir Management Company, acting for and on the company’s behalf, entered into an agreement with Sherritt Inc under which Sherritt disclosed know-how relating to its proprietary and patented pressure oxidation technology and whereby, subject to certain payments, it granted an irrevocable, perpetual non-exclusive license to use the pressure oxidation technology in the company’s processing plant, as patented or contained within Sherritt’s know-how. In or before November 2000, Sherritt assigned its rights to the intellectual property, the subject of the license, and the license itself, to Dynatec Corporation.

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

This loan agreement and supporting bank financing agreements were terminated by agreement on November 22, 2000, and replaced by a syndicated facility agreement. The syndicated loan is in the form of a US$50 million revolving credit facility, arranged and underwritten by ABN-AMRO Australia Limited, Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited are participating with ABN-AMRO Australia Limited in this facility.

During the period Lihir had only one other financing arrangement, which was originally a US$26.5 million facility from the European Investment Bank, dated February 15, 1996. This EIB financing is also summarized below. The facility was prepaid in its entirety on April 30, 2004 and the company is no longer indebted under it.

The following summaries do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the respective agreement documents, including the definitions used in those agreements.

The following is a summary of certain provisions of the transaction documents for the syndicated facility agreement.

Syndicated Facility Agreement -  overview

The US $50 million syndicated loan facility attracts an overall interest rate of 2.9% over LIBOR. The facility expires in June 2005 and its limit reduces in increments as follows:

June 30, 2003	US$10 million
June 30, 2004	US$10 million
June 30, 2005	US$30 million

Syndicated Facility Agreement -  Documentation, Terms and Conditions

• Purpose: The available finance was first to be used to repay all sums owing under the then existing senior debt facility. The US$50 million revolving credit has since then been available for general corporate purposes, including the repayment of indebtedness and payment of dividends or return of capital to shareholders.

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

• Distributions to subordinated lenders and shareholders: If, at December 31 and June 30 each year, the debt service cover ratio for the following 12 months is greater than 1.25, and the life of mine debt service cover ratio is greater than 2.5, Lihir would have the right to withdraw cash in excess of a US$15 million minimum liquidity balance from the secured accounts.

• Events of Default: In addition to the normal default provisions relating to non payment, financial distress, misrepresentation, cross default and breach of undertakings, the agreement includes default provisions covering material adverse change, expropriation, war and political violence and exchange control.

The US$50 million facility agreement also includes financial covenants that would trigger default, if at December 31 and June 30 of each year, the debt service cover ratio for the next twelve months, is less than 1.0 or the life of mine debt cover ratio is less than 1.5.

If an event of default is continuing the lenders, acting on majority consent, may cancel the revolving credit commitment and accelerate repayment of the loan.

• Review Events: If, without consent of the agent (acting on the instructions of all the lenders),Rio Tinto sells in whole or in part its current shareholding in Lihir or the manager of the project ceases to be a wholly owned subsidiary of Rio Tinto, the Agent may give notice to Lihir, within 21 days of becoming aware or being notified of such an event:

•	requiring the US$ 50 million revolving credit be immediately restructured in a manner acceptable to the Agent; or

•	requiring the US$ 50 million revolving credit be repaid and canceled within 180 days from such notification.

EIB Financing -  Own Resources Finance Contract

Pursuant to finance documents entered into among EIB, MRDC and the company on February 15, 1996, EIB agreed to lend funds in an amount of 25 million European currency units to MRDC, such funds to be on-lent to Lihir for the financing of the Lihir operation pursuant to an on-lending agreement between Lihir and MRDC. Under these finance documents, the credit was required to be linked to past or planned expenditures in connection with the metallurgical plant or the oxygen plant, described in the technical description attached thereto. Lihir drew the entire funds during the 1997 year, which were used to fund the purchase of the oxygen plant and processing equipment. Although the funds are lent to MRDC, the credit was disbursed directly to Lihir in US Dollars in the amount of approximately US$26.5 million.

Interest on funds lent to MRDC under the EIB finance documents, accrues at a rate equal to the average of the rates applicable to comparable loans made by the EIB, on the date of the relevant disbursement notice of 3%. The interest rate accruing on amounts on-lent by MRDC to Lihir, under the on-lending agreement, accrues at an annual rate equal to 8.42%, which is the sum of the interest rate payable by MRDC to EIB, the annual rate subsidy of 3.42%, and a margin of 2%. The portion of interest payable, under the on-lending agreement which corresponds to the interest rate subsidy, will be paid by or on behalf of MRDC to the New Ireland Trust Fund, in order to fund the development or maintenance of physical or social infrastructure projects for the benefit of the population of New Ireland province.

The finance documents contain, among others, undertakings from the company, with respect to use of proceeds, completion of the Lihir operation, financing of cost overruns without recourse to the EIB, insurance, maintenance of the Lihir operations facilities, operation of the mine, shareholding and lending, future operations, regular reporting and environmental reporting.

The on-lending agreement was signed on December 19, 1997, which set forth the rights and obligations of MRDC and Lihir with respect to amounts on-lent to Lihir by MRDC. In order to comply with the terms of the loan agreement, the payment by Lihir, of any amounts under the on-lending agreement, was subordinated in right of payment and upon liquidation to the syndicated facility agreement.

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

In January 2004, notice was forwarded to MRDC by Lihir of the company’s intention to prepay the facility. The facility was fully prepaid on April 30, 2004.

E. Exchange Controls

Since achieving self-government in 1973 and independence in 1975, PNG has maintained a consistent policy of welcoming direct foreign investment in most activities, and foreign investment in the mining sector in particular. The Investment Promotion Act assures investors that they will have the right to remit after-tax profits, and to make external debt-service and supplier payments, and that there will be no expropriation without adequate compensation.

The PNG Central Banking (Foreign Exchange and Gold) Regulations generally require that PNG residents (including the company), obtain approval from the PNG Central Bank or its delegate for the inflow and outflow of currency and gold to and from PNG. More specifically, PNG companies are required to transfer all of their non-Kina revenues to PNG, and convert them into Kina, and require the prior approval of the PNG Central Bank to convert funds from Kina into other currencies. However, as is ordinarily the case with large mining and petroleum projects in PNG, under the Mining Development Contract, the PNG Government has agreed to ensure that the PNG Central Bank will grant to the company, permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds, into offshore accounts. Prior to the completion of the development of the Lihir operation, this permission was limited to certain proceeds from bank loans, insurance policies and the sale of its securities (including all of the non-Kina proceeds of the Loan and the global offering). The company is currently permitted to retain, in the offshore accounts, proceeds from the sale of mining products, and the proceeds of bank loans and insurance policies in an aggregate amount, sufficient to pay three months anticipated loan servicing obligations, payments for goods and services to persons resident outside of PNG, dividends to non-PNG shareholders, and payments for certain approved reductions in share capital. To the extent the foregoing permissions are insufficient for such purposes, the company would require the approval of the PNG Central Bank, to pay cash dividends to shareholders resident outside PNG, or to invest or purchase goods or property outside PNG.

The Kina is subject to exchange controls. There is a limited and inefficient market for the Kina, and no assurance can be given that the company will be able to convert any Kina funds it has into other currencies, at rates comparable to those at which funds were initially remitted to PNG, or at all.

Consent of the PNG Central Bank or its delegate, is required for the export of gold from Papua New Guinea. While the discretion vested in the PNG Central Bank is absolute, consent can be anticipated in circumstances where the transaction is on reasonable commercial terms, and where the applicant has complied with its PNG foreign exchange and taxation obligations.

Foreign workers, including those employed by the company, if they are resident in Papua New Guinea, will be subject to exchange control administered by the Bank of Papua New Guinea (the Central Bank), under the Central Banking (Foreign Exchange and Gold) Regulation. A taxation clearance certificate is generally required where cumulative remittances of foreign currency exceed K50,000 in a calendar year, and formal exchange control approval is generally required where total cumulative foreign currency remittances exceed K500,000 in a calendar year (approximately US$130,000), including for the purposes of buying securities. A person in this position will be able to purchase the company’s ordinary shares, or American Depositary Shares, on exchanges outside Papua New Guinea, on which they are listed for quotation.

A foreign worker employed by the company, who is resident in Papua New Guinea, will be permitted to purchase the company’s ordinary shares on the Port Moresby Stock Exchange in Papua New Guinea, without any restriction. A person who is not resident in Papua New Guinea, will be able to purchase the company’s ordinary shares or American Depositary Shares, on the exchanges on which they are listed for quotation without any restriction. This position is generally applicable in PNG.

Any person who has purchased the company’s ordinary shares would be permitted to hold them, and exercise the votes attached to them, without any limitations, subject to the provisions of the PNG Companies Act.

F. Taxation

The following discussion is a summary of United States federal income, Australian and PNG tax consequences, to U.S. holders of ordinary shares, or of ADSs evidenced by ADRs. The discussion does not purport to be a comprehensive discussion, and is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), and the tax laws of PNG as in effect on the date hereof, which are subject to change. This discussion is also based in part, upon the representations of the ADS Depositary Bank of New York, and assumes that each obligation in the Deposit Agreement, and any related agreement, will be performed in accordance with its terms. The discussion does not consider any specific facts or circumstances that may apply to a particular investor, some of which (for example, tax-exempt entities, banks, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors who hold ordinary shares or ADRs as part of straddles, or hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Accordingly, prospective purchasers of ordinary shares or ADSs are urged to consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences including the PNG consequences, of their ownership of ordinary shares or ADSs.

United States Federal Income Taxation

For purposes of this discussion, a “U.S. Holder,” is any beneficial owner who owns the ordinary shares or ADSs as a capital asset, and is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis or, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion does not address aspects of United States taxation other than federal income taxation, and of PNG taxation, other than income taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, PNG, and other jurisdictions regarding tax consequences of owning and disposing of ordinary shares and ADSs.

In general, taking into account the earlier assumptions, for United States federal income purposes, holders of ADRs evidencing ADSs, will be treated as the owners of the ordinary shares represented by those ADSs.

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, under United States federal income tax law, U.S. Holders will include, in gross income as a dividend, the gross amount of any distribution paid (before reduction for PNG withholding taxes), by the company, to the extent of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income, when the dividend is received, actually or constructively, by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction, generally allowed to U.S. corporations. The amount of the distribution will be the U.S. dollar value of the PNG Kina payments made, determined at the spot PNG Kina/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars, will be treated as ordinary U.S. sourced income or loss. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holders basis in the ordinary shares or ADSs and thereafter as capital gain.

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

Distributions of additional ordinary shares to U.S. Holders, with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all shareholders of the company, generally, will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize U.S. sourced gain or loss, for United States federal income tax purposes, in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars), in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and, if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year, will be a long-term capital gain or loss. Long-term capital gains of a non-corporate U.S. Holder are generally subject to a maximum tax rate of 20%.

Passive Foreign Investment Company Considerations

The company believes that for its 1995, 1996 and 1997 taxable years, the company was a passive foreign investment company, or PFIC, for United States federal income tax purposes, because the company had earned passive income from investments, while it had not yet earned any income from mining operations. While in certain circumstances, a company will not be treated as a PFIC during the first taxable year, in which such company has gross income, because the company had passive income for more than one taxable year, before earning income from mining operations, the exception would not be applicable. Consequently, U.S. Holders of the company’s ordinary shares or ADSs, whose holding period includes all or part of the 1995, 1996 or 1997 taxable years of the company, will be subject to the special rules described below.

The company believes that it will not be treated as a PFIC for its 1998, 1999, 2000, 2001 and 2002 taxable years. However, the classification of the company as a PFIC will depend on a factual determination made annually and thus may be subject to change, depending upon the character of the company’s income and assets in future years. The Code treats gains from transactions in commodities, such as gold, as passive income unless “substantially all”, of a company’s business is as an active producer of the commodity. The Regulations define “substantially all” to mean that 85% or more of a producer’s gross receipts must be gross receipts from sales, in the active conduct of a commodities business or certain related activities. Under these rules, there can be no assurance that the company would not be treated as a PFIC in future taxable years, even though it is earning income from its mining operations.

A U.S. Holder of ordinary shares or ADSs, whose holding period includes a taxable year of the company, in which the company was a PFIC and who does not make a “QEF election” (as described below), will be subject to the following rules:

(a)    Distributions made by the company during a taxable year, to a U.S. Holder with respect to the ordinary shares or ADSs that are an “excess distribution”, (defined generally as the excess of the amount received with respect to the ordinary shares or ADSs, in any taxable year, in excess of 125 percent of the average received in the shorter of either the three previous years, or the U.S. Holder’s holding period before the taxable year), must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year is included as ordinary income, in the U.S. Holder’s gross income for that year. The amount allocated to each prior taxable year is taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year, and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

(b)    The entire amount of any gain realized, upon the sale or other disposition of ordinary shares or ADSs will be treated as an excess distribution made in the year of sale or other disposition, and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder, elects to have the company treated as a “qualified electing fund” (a “QEF election”), in the first taxable year in which the U.S. Holder owns the ordinary shares or ADSs, and for which the company is treated as a PFIC, and the company complies with certain reporting requirements. The company intends to comply with all reporting requirements necessary for a U.S. Holder to make a QEF election, and will provide to U.S. Holders such information as may be required to make such a QEF election effective.

A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the company’s ordinary earnings, and net capital gain (at ordinary income and capital gains rates, respectively), for each taxable year of the company in which the company is a PFIC (which, as discussed above, may be a significant number of taxable years), regardless of whether or not distributions were received. The U.S. Holder’s basis in the ordinary shares or ADSs, will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

For taxable years beginning after 1997, a U.S. Holder of ordinary shares or ADSs in a PFIC that is treated as “marketable stock”, may also make a mark-to-market election. An electing shareholder will not be subject to the PFIC rules described above. Instead, in general, an electing shareholder will include in each taxable year as ordinary income the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over their adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis, of the ordinary shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

A U.S Holder who makes the mark-to-market election (described above), but who did not make a QEF election for any holding periods prior to December 31, 1997, in which the company was a PFIC, will be subject to the PFIC rules in the first taxable year of making the mark-to-market election, with respect to any distribution on or disposition of such ordinary shares or ADSs, or with respect to any amount includable as a result of making the mark-to-market election.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

A U.S. Holder who owns ordinary shares or ADSs during any year that the company is a PFIC must file Internal Revenue Service Form 8621.

Australian Taxation

Australian stamp duty is not payable on transfers of marketable securities that are quoted on the Australian Stock Exchange and registered in Australia. No Australian stamp duty is payable on the issue or transfer in the United States of an ADR for Lihir Gold shares.

Papua New Guinea Taxation

The application of PNG taxation to U.S. Holders in relation to income derived from their ADRs or ordinary shares will depend upon whether they are resident in PNG or not. A person, other than a company, will normally be a resident of PNG if that person:

•	is domiciled in PNG, unless the person’s permanent place of abode is outside PNG; or

•	has been in PNG for more than one half of the year of income, unless that person has a usual place of abode outside PNG and does not intend to take up residence in PNG.

A company will normally be a resident of PNG if it is incorporated in PNG or if it carries on business in PNG and has either its central management and control in PNG, or its voting power is controlled by shareholders who are residents of PNG.

A superannuation fund will be a resident of PNG if it is established or managed in PNG.

Dividends paid by the company after January 1, 2001, including those paid to residents of PNG, will generally be subject to 10% (17% previously) dividend withholding tax. Dividends paid to resident and non-resident superannuation funds are exempt from the withholding tax.

If a US Holder is not a resident of PNG, the dividend (withholding) tax on the Holder’s ordinary shares will be a final PNG tax on that income, provided that the U.S. Holder does not carry on business through a permanent establishment in PNG. Assuming that the US Depositary for the ADRs never becomes a resident of PNG, this will apply to the ordinary shares held by the Depositary on behalf of the ADR holders. Further distributions of the dividend income by the Depositary to the ADR holders who are themselves not resident in PNG will not be liable to any further PNG tax.

If a US Holder is a resident of PNG, dividends paid by the company on the ordinary shares held by that person and income received from the ADRs held by that person, will be assessable income in PNG and, after any allowable deductions are made, will be subject to income tax at the normal rates applicable to individuals and companies. A credit may be claimed for the dividend (withholding) tax which has already been paid.

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

In addition, although PNG does not have a capital gains tax as such, any person deriving in PNG a profit, arising from the sale of any property acquired for the purpose of profit-making by sale, or from the carrying on or carrying out of any profit making undertaking or scheme, will be liable to tax in PNG on that profit. Such profit will be included in that person’s assessable income and, after any allowable deductions are made, will be subject to income tax at the normal rates applicable to individuals and companies.

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

G. Dividends and Paying Agents

Not applicable

H. Statement by Experts

Not applicable

I. Documents on Display

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

J. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

A. Quantitative Information about Market Risk

Gold Commodity Price Risk

Market risks relating to the company’s operations result primarily from changes in the market price for gold. The following tables summarizes Lihir’s gold price hedging program as at December 31, 2003:

Put Options Bought

		Average
		Strike price	Put Revenue *1
Year	Ounces	(US$/Oz)	(US$ millions)
2004	20,000	335.00	6.7
2005	95,000	320.39	30.4
2006	39,000	325.26	12.7
2007	96,000	319.17	30.6
2008	40,000	335.00	13.4

Total	290,000	323.66	93.8

*1	Lihir has the option to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised by Lihir, if the spot price for gold is below the put price at the time this put option is due for delivery.

Call Options Sold

		Average
		Strike price	Call Revenue *2
Year	Ounces	(US$/Oz)	(US$ millions)
2004	20,000	365.00	7.3
2005	95,000	326.71	31.0
2006	39,000	336.74	13.1
2007	96,000	319.08	30.6
2008	20,000	365.00	7.3

Total	270,000	331.12	89.3

*2	Lihir can be called upon to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised against Lihir, if the spot price for gold is above the call price at the time the call option is due for delivery.

Forwards

		Average
		Strike price	Revenue
Year	Ounces	(US$/Oz)	(US$ millions)
2004	222,920	325.46	72.6
2005	265,478	333.71	88.6
2006	292,500	328.50	96.1
2007	330,000	323.76	106.8
2008	375,475	331.96	124.6
2009	243,185	350.76	85.3
2010	10,000	327.00	3.3

Total	1,739,558	331.86	577.3

The revenue figures shown in the above tables are those that will be received if, in the case of options, those options are exercised. For put options bought by Lihir, this will be the case when the prevailing spot price at the exercise date is below the put option strike price. For call options bought by Lihir, the option would be exercised and the resulting ounces sold at the prevailing spot price, only if the spot price were to be greater than the call strike price. For call options sold by Lihir, the company will be obliged to deliver gold at the strike price if required to do so by the counter-party. This is only likely to occur if the spot price is greater than the call strike price. In the case of Fixed Rate Forwards, Lihir is obliged to sell the relevant number of ounces at the specified strike price on the value date, and the revenue shown above is that which will actually be received.

The minimum total revenue generated from these programmes will be US$671 million (2002: US$719 million and 2001: US$737 million). Revenue generated from the same number of ounces at the prevailing spot price at December 31, 2003, of US$417.50 per ounce would be US$847 million (2002: US$747 million at US$342.75 per ounce and 2001: US$634 million at US$276. 50 per ounce).

On December 31, 2003, the estimated fair value of the total hedge programme, as determined by an independent party, based on the ruling spot price of US$417.50 (2002: US$342.75 and 2001: US$276.50), was negative US$199.4 million (2002: negative US$65.8 million and 2001: positive US$59.8). At the spot price plus 10% (US$459) the estimated fair value would be approximately US$280 million out-of-the-money. At the spot price less 10% (US$376) the estimated fair value would be US$120 million out of the money. The fair value of commodity contracts is estimated, based on quotes from the market makers of these instruments, and represents the estimated amounts that Lihir would expect to receive or pay to terminate the agreements at the reporting date. Fair value of put options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

Net profit for 2003 included revaluation revenue relating to ineffective hedges of US$12.1 million (2002: 2.2 million; 2001: 5.0 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The US$12.1 million (2002: $US2.2 million, 2001: US$ 5.0 million) revenue has primarily arisen due to lease rates falling to historical levels, across the curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At December 31, 2003, shareholders equity included a hedging fair value reserve of negative US$206.5 million (2002: negative US$69.5 million; 2001: positive US$53.6 million).

Interest Rate and Exchange Rate Risk

The company does not currently use financial instruments to hedge interest rate or exchange rate exposure.

The company’s interest expenses are most sensitive to changes in the London Inter-Bank Offered Rate (LIBOR), as its borrowings under the syndicated facility agreement bear a LIBOR based interest rate. At December 2003, the company had US$19.5 million outstanding on its variable rate loan. The potential loss to the group, over one year, that would result from a hypothetical, instantaneous and unfavourable change in 100 basis points in the interest rates of all variable financial assets, and liabilities on December 31, 2003, would be approximately US$0.1 million. Including the cash on deposit component in the calculation, the net interest rate exposure would equate to a potential net loss in earnings of US$0.6 million.

The company’s functional currency is the US dollar but some transactions are denominated in Australian dollars and Kina. By way of illustration of the sensitivity of exchange rates on such transactions, a 10% change in the Australian to US dollar exchange rate would have an adverse effect of approximately US$7 million on earnings after tax. Similarly, a 10% change in the Kina to US dollar exchange rate would have an adverse effect of US$0.5 million on earnings after tax.

B. Qualitative Information about Market Risk

Market risks relating to the company’s operations result primarily from changes in the market price for gold and changes in interest rates. The company does not use derivative securities or other financial instruments for trading purposes, and is not party to any leveraged derivatives.

To reduce the risk related to the decrease in the market price of gold, the company has entered into hedging transactions, which include put options, spot deferred and forward sales covering a portion of its gold production and fixed future prices. The company assesses the exposure that may result from a hedging transaction prior to entering into commitment, and only enters into transactions that it believes accurately hedge the underlying risk and could be safely held to maturity. The company regularly reviews its unrealized gains and losses on hedging transactions. The company is also required by its obligations under the syndicated facility agreement, to hedge against decreases in the market price of gold in order to maintain minimum revenue amounts on a portion of its gold production. For a qualitative discussion of the company’s hedging strategies, see “Item 5 – Operating and Financial Review and Prospects – Operating Results – Revenues – Hedging”.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

For its fiscal year 2003, the company performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the company’s management, including the CEO and CFO, concluded that Lihir’s disclosure controls and procedures were effective as of December 31, 2003.

Internal Controls

There have been no changes in the company’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect the Lihir’s internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

The company’s board has determined that it does not have an audit committee financial expert serving on its audit committee. The board is actively seeking a candidate to fill this role, but this process is not yet complete because of the difficulty in finding a suitable candidate with sufficient experience and background to meet the SEC’s definition of audit committee financial expert.

Item 16B: Code of Ethics

The company has adopted policies and procedures which bind all employees, including the Chief Executive Officer and the Chief Financial Officer, in the interaction with each other and others parties. Employees are expected to adopt the highest standards of ethical business practice in accordance with the Lihir’s Statement of Values. These policies are reference in employment contracts and available to all employees through the company’s intranet site. The company undertakes to provide a copy of these procedures to any person without charge, upon request at our principal executive offices. Additionally, the executive staff, including the Chief Executive Officer and the Chief Financial Officer, is contractual bound by Rio Tinto’s statement of business practice entitled “the way we work”. Information on this statement of business practice as associated guidance notes are found at http://www.riotinto.com/library/reports/PDFs/corpPub_BusPract_English.pdf .

Item 16C: Audit Fees and Services

The company, at the annual general meeting, re-appointed the current auditors, PricewaterhouseCoopers, as independent auditors of Lihir for 2004. The following list of services which PricewaterhouseCoopers provided to Lihir and subsidiaries.

	2003 Fees	2002 Fees	2001 Fees
Services provided	US$000	US$000	US$000
Audit services	$172,000	$152,000	$152,000
Taxation services	$28,000	$73,000	$48,000

PART IV

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

See pages F-1 through F-36 incorporated herein by reference.

Item 19 – Exhibits

Exhibit 1	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (a)	European Investment Bank Finance Contract between EIB, MRL and Lihir, dated December 28, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1996).

Exhibit 2 (b)	Subordinated On-Lending Agreement Amending Agreement No. 2 between Mineral Resources Development Company Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (c)	Syndicated Facility Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO N.V. (Australian Branch) dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (d)	Lihir Gold Security Trust Deed between Lihir, ABN AMRO Australia Limited, Mineral Resources Development Company Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd and certain hedge counter-parties, dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (e)	Refinancing Co-ordination Deed between Lihir, UBS Australia Limited, UBS AG, London Branch, Citibank, N.A., ABN AMRO N.V., (Australian Branch), ABN AMRO Australia, Mineral Resources Development Company Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (f)	Lihir Gold Present Assets Charge (Australia) between Lihir between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (g)	Lihir Gold Future Assets Charge (Australia) between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (h)	Lihir Gold Offshore Assets Charge between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (i)	Lihir Gold Deed of Security (PNG) between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (e)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (f)	PutPut and Ladolam Relocation Agreement, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (g)	Contract Explosives Services Contract, dated as of March 14, 1996, between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

Exhibit 4 (h)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir, Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (i)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd.

Exhibit 4 (j)	Guarantee dated May 22, 1995 of the financial obligations of Lihir Management Company Limited under the Management Agreement dated March 17, 1995 given by RTZ Western Holdings Limited in favour of Lihir.

Exhibit 4 (k)	Confidentiality agreement between Lihir Management Company Limited, Lihir and Technological Services Pty Limited, dated May 31, 2004.

Exhibit 4 (l)	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995.

Exhibit 8	Significant subsidiaries.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Certain Definitions

“ADRs” means American Depositary Receipts evidencing ADSs.

“ADSs” means American Depositary Shares, each of which represents 20 ordinary shares in the company.

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

“Integrated Benefits Package” means the package of benefits and compensation agreements between Lihir Management Company and the people of Lihir represented by The Nimamar Development Authority and the landowners of Lihir represented by the Lihir Mining Area Landowners Association Inc, the national and provincial governments.

“Kina” and “K” each mean the lawful currency of PNG.

“Lihir Group” means collectively the four islands (Aniolam, Masahet, Mahur and Mali) located in the Province of New Ireland, PNG.

“Lihir Island” means Aniolam Island.

“Lihirians” means collectively the customary or traditional inhabitants of the Lihir Group.

“Management Agreement” means the Lihir Project Management Agreement dated March 17, 1995 between Lihir and Lihir Management Company Limited.

“Mining Development Contract” means the Mining Development Contract between PNG and the company, dated March 17, 1995.

“MRDC” means Mineral Resources Development Corporation Limited, a company that is wholly-owned by the PNG Government.

“MRL” means Mineral Resources Lihir Limited, a wholly owned subsidiary of MRDC.

“Niugini Mining” means Niugini Mining Limited.

“PNG Government” means the Government of Independent State of Papua New Guinea and PNG has corresponding meaning

“Project Assignment Agreement” means the Project Assignment Agreement among Southern Gold, Niugini Mining, MRL, PNG and the company, dated March 17, 1995.

“Rio Tinto” or “Rio Tinto Group” means the entity created by the unification of The RTZ Corporation PLC and CRA Limited in December 1995 pursuant to the adoption by such companies of a dual listed companies structure.

“Southern Gold” means Southern Gold (Bahamas) Ltd, a company, since deregistered, owned by Rio Tinto (75%) and Vengold (25%).

“Special Mining Lease” means the Special Mining Lease (No. 6) issued by the PNG Department of Mining and Petroleum dated March 17, 1995.

“State Equity Acquisition Agreement” means the State Equity Acquisition Agreement among Kennecott, Niugini Mining, MRL and PNG, dated March 17, 1995.

“Technical Support Agreement” means the Technical Support Agreement between Rio Tinto and Lihir Management Company, dated June 30, 1995.

“US dollars”, “US$”, “$” and “dollars” each mean the lawful currency of the United States of America and “A$” means Australian dollars.

“Vengold” means Vengold, Inc.

Glossary Of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors.The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	In resource/reserve estimation, the lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculent”	An additive introduced to promote aggregation in a solution.

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as a soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapors emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure – an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a resource for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000 - 2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulfide

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore

“Stripping”	The process of removing overburden to expose ore

“Stripping ratio”	In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste : tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

Conversion Table

Units of Measure

“US$/ oz. Gold”	US dollars per troy ounce of gold
“US$/ t ore”	US dollars per tonne of ore
“C”	Degrees Celsius
“g Au/t”	Grams of gold per tonne
“ha”	Hectares
“kg”	Kilograms
“kg Au/t”	Kilograms of gold per tonne
“kPa”	kilo Pascals
“kt”	kilo tonnes
“m2”	Square meters
“m3”	Cubic meters
“mtpy”	Million tonnes per year
“t/d”	Tonnes per day
“t/h”	Tonnes per hour

Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9
“1 cubic meter”	35.314 cubic feet
“1 gram”	0.03215 troy ounces
“1 gram Au/tonne”	0.02917 troy ounces gold/ton
“1 hectare”	2.471 acres
“1 kilogram”	2.205 pounds
“1 kilometer”	0.62 statute miles
“1 kilopascal”	0.145 pounds per square inch
“1 kilo tonne”	1102.31 short tons
“1 meter”	3.281 feet
“1 millimeter”	0.039 inches
“1 square kilometer”	0.3861 square miles
“1 square meter”	10.764 square feet
“1 tonne”	1.1023 short tons

     SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIHIR GOLD LIMITED

     (Registrant)

    /s/ Neil Swan

    Name: Neil Swan

    Title:   Managing Director

Date: June 24, 2004

Exhibit Index

Exhibit	Description	Page
1	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (a)	European Investment Bank Finance Contract between EIB, MRL and Lihir, dated December 28, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1996).

2 (b)	Subordinated On-Lending Agreement Amending Agreement No. 2 between Mineral Resources Development Company Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (c)	Syndicated Facility Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO N.V. (Australian Branch) dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (d)	Lihir Gold Security Trust Deed between Lihir, ABN AMRO Australia Limited, Mineral Resources Development Company Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd and certain hedge counter-parties, dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (e)	Refinancing Co-ordination Deed between Lihir, UBS Australia Limited, UBS AG, London Branch, Citibank, N.A., ABN AMRO N.V., (Australian Branch), ABN AMRO Australia, Mineral Resources Development Company Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (f)	Lihir Gold Present Assets Charge (Australia) between Lihir between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (g)	Lihir Gold Future Assets Charge (Australia) between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (h)	Lihir Gold Offshore Assets Charge between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (i)	Lihir Gold Deed of Security (PNG) between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and

Exhibit	Description	Page
Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (e)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (f)	PutPut and Ladolam Relocation Agreement, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (g)	Contract Explosives Services Contract, dated as of March 14, 1996, between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

4 (h)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir, Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

4 (i)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd.

4 (j)	Guarantee dated May 22, 1995 of the financial obligations of Lihir Management Company Limited under the Management Agreement dated March 17, 1995 given by RTZ Western Holdings Limited in favour of Lihir.

4 (k)	Confidentiality agreement between Lihir Management Company Limited, Lihir and Technological Services Pty Limited, dated May 31, 2004.

4 (l)	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995.

8	Significant subsidiaries.

12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

FINANCIAL STATEMENTS

LIHIR GOLD LIMITED

Audited financial statements

Report of Independent Accountants
To the Board of Directors and Shareholders of Lihir Gold Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries at December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements. As discussed in Note 30 (vii), Lihir Gold Limited has restated its shareholders’ equity, net income and comprehensive income under accounting principles generally accepted in the United States of America as of and for the year ended December 31, 2002.

PricewaterhouseCoopers

Port Moresby, Papua New Guinea
March 1, 2004 except for
Note 30 (vii), for which
the date is June 23, 2004

F-A

LIHIR GOLD LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
For the Years Ended December 31, 2003, 2002 and 2001

		2003	2002	2001
	Note	US$’000	US$’000	US$’000
Sales revenue		199,843	208,623	228,337
Gold lease rate fees		2,599	2,339	(185)
Fair value gains		12,067	2,227	5,003

Total revenue	6	214,509	213,189	233,155

Operating expenses
Mining expenses		(68,017)	(60,316)	(55,498)
Exploration expenses		(10,506)	(9,711)	(7,587)
Processing costs		(35,326)	(28,533)	(29,925)
Power generation costs		(26,473)	(23,899)	(24,229)
General and administrative costs		(45,444)	(36,356)	(26,186)
Refining, royalty and management fees		(8,322)	(7,933)	(7,961)
Deferred mining costs		7,163	3,675	2,846
Costs deferred and transferred to inventories		24,378	15,881	234
Impairment reversal: mine properties and deferred mining costs		31,061	37,893	—
Impairment of low grade stockpile		(17,079)	(4,392)	(5,841)
Depreciation and amortisation		(28,631)	(27,135)	(31,899)

Total operating expenses	6	(177,196)	(140,826)	(186,046)

Profit from operating activities		37,313	72,363	47,109

Interest income		983	1,015	1,805
Finance costs		(3,518)	(3,705)	(6,164)

Profit from ordinary activities before taxation	6	34,778	69,673	42,750

Income tax	15	—	(16,426)	16,426

Profit from ordinary activities after taxation		34,778	53,247	59,176

Earnings per share	27
- Basic (US$/share)		.030	.047	.052
- Diluted (US$/share)		.030	.047	.052

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED

CONSOLIDATED BALANCE SHEETS
As At December 31, 2003, 2002 and 2001

		2003	2002	2001
	Note	US$’000	US$’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	152,630	33,817	37,915
Derivative financial instruments	24	9,823	1,948	30,633
Inventories	9	57,009	46,972	32,843
Receivables	10	10,543	4,652	15,127
Prepayments		680	422	456
Deferred mining costs	11	2,803	4,185	862

TOTAL CURRENT ASSETS		233,488	91,996	117,836

NON-CURRENT ASSETS
Derivative financial instruments	24	11,116	10,037	31,969
Receivables	10	915	2,793	1,180
Deferred mining costs	11	26,265	17,720	16,440
Mine properties	12	477,095	454,138	417,830

TOTAL NON-CURRENT ASSETS		515,391	484,688	467,419

TOTAL ASSETS		748,879	576,684	585,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	7	—	1,297	—
Derivative financial instruments	24	31,375	6,133	—
Accounts payable	13	20,893	14,382	26,612
Provisions	14	4,487	2,218	2,927
Borrowings	22	3,510	3,510	3,775

TOTAL CURRENT LIABILITIES		60,265	27,540	33,314

NON CURRENT LIABILITIES
Derivative financial instruments	24	188,918	71,619	2,846
Provisions	14	8,268	14,067	12,289
Borrowings	22	30,038	37,048	40,558

TOTAL NON CURRENT LIABILITIES		227,224	122,734	55,693

TOTAL LIABILITIES		287,489	150,274	89,007

SHAREHOLDERS’ EQUITY
Share capital	19	1,025,288	873,822	873,822
Fair value and other reserves		(206,548)	(69,469)	53,616
Accumulated losses		(357,350)	(377,943)	(431,190)

TOTAL SHAREHOLDERS’ EQUITY		461,390	426,410	496,248

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		748,879	576,684	585,255

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2003, 2002 and 2001

	Share		Retained
	Capital	Fair value	Earnings /
	(Note 19)	Reserves	(Losses)	Total
	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2001	873,822	—	(490,366)	383,456
Profit for the year	—	—	59,176	59,176
Effect of adopting IAS39	—	97,559	—	97,559
Deferred tax on adoption	—	(16,325)	—	(16,325)
Fair value gains on cash flow hedges	—	26,102	—	26,102
Net movement of deferred tax	—	(101)	—	(101)
Reclassified and reported in the income statement	—	(53,619)	—	(53,619)
Balance at December 31, 2001	873,822	53,616	(431,190)	496,248
Profit for the year	—	—	53,247	53,247
Fair value losses on cash flow hedges	—	(114,095)	—	(114,095)
Net movement of deferred tax	—	16,426	—	16,426
Reclassified and reported in the income statement	—	(25,416)	—	(25,416)
Balance at December 31, 2002	873,822	(69,469)	(377,943)	426,410
Profit for the year	—	—	34,778	34,778
Dividend paid	—	—	(14,185)	(14,185)
Issue of share capital	156,240	—	—	156,240
Share issue transaction costs	(4,774)	—	—	(4,774)
Fair value losses on cash flow hedges	—	(148,610)	—	(148,610)
Reclassified and reported in the income statement	—	11,531	—	11,531
Balance at December 31, 2003	1,025,288	(206,548)	(357,350)	461,390

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001

		2003	2002	2001
	Note	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from operating activities		205,851	199,201	208,946
Payments arising from operating activities		(187,180)	(173,988)	(142,772)
Interest received		983	1,015	1,805
Interest and finance charges paid to third parties		(2,949)	(3,411)	(5,898)
Net cash flows from operating activities	8	16,705	22,817	62,081
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment		(27,065)	(25,981)	(36,898)
Proceeds of disposal of fixed assets		199	1,544	349
Net cash used in investing activities		(26,866)	(24,437)	(36,549)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of term debt		(7,010)	(3,775)	(28,440)
Proceeds of equity issue		156,240	—	—
Share issue transaction costs		(4,774)	—	—
Dividend paid		(14,185)	—	—
Net cash used in financing activities		130,271	(3,775)	(28,440)
Net increase/(decrease) in cash held		120,110	(5,395)	(2,908)
Cash balance at beginning of year		32,520	37,915	40,823
Net increase/(decrease) in cash held		120,110	(5,395)	(2,908)
Cash balance at end of year	7	152,630	32,520	37,915

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED

NOTES TO THE FINANCIAL STATEMENTS

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

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

(i)	Exploration and evaluation expenditure

The Group expenses exploration and evaluation costs as incurred.

(ii)	Development properties

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

(iii)	Mine properties

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

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(iv)	Capitalisation of financing costs

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

Prior to the commencement of commercial production in 1997, the amount of interest costs eligible for capitalisation were based on actual interest costs incurred, as the borrowings were incurred to fund development of the mine property. Capitalisation of borrowing costs ceased following the commissioning of the assets upon commencement of commercial production. These are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves. For the years ended 31 December 2003, 2002 and 2001, no interest costs were capitalised.

(v)	Mine buildings, plant and equipment

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

The total net carrying values of mine building, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to note 1 (vii)]

Major spares purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. The remaining life of the mine is approximately 23 years. Those assets depreciated on a straight line basis are done so predominantly over a life of five years.

	Percentage
	Depreciated	Percentage
	As	Depreciated
Fixed Asset Classification	Units-of-Use	As Straight Line
Deferred Expenditure	100%	—
Land & Buildings	100%	—
Plant & Equipment	85%	15%
Grand Total	90%	10%

The classification of “Land and Buildings” does not include freehold land as depreciable assets. The Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(vi)	Remaining mine life

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

(vii)	Impairment of assets

Mine properties and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Value in use for individual assets is calculated by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In 1999 and 2000, impairment losses of $340.2 million were recognised (1999: $223.8 million, 2000: $116.4 million), as the recoverable amount of the company’s cash generating unit (consisting of mining properties and deferred mining costs) was less than the carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of US$300 (1999: $US325) and a pre-tax real discount rate of 6% (1999: 7%).

In 2001, after applying the same principles as in 2000 and using a gold price of $280 and a pre-tax real discount rate of 6%, no further impairment was required.

In 2003 and 2002, having applied the same principles as priors years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of $31.1 million (2002: $37.9 million) was credited to the income statement in accordance with IAS36, based on a long term gold price assumption of $US340 (2002: $305) and a pre-tax real discount rate of 7.0% (2002: 7.0%).

(viii)	Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on expected future costs to be required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.5%, (2002: 2.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

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

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(ix)	Inventories

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

(x)	Deferred mining costs

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

Following the commencement of pre-stripping of the Lienetz orebody the Group now includes the following direct expenditure in its deferred mining costs: stripping, drilling, blasting and depreciation costs. There is no material impact to prior periods’ results arising from this treatment.

The current portion of the deferred mining costs represents the unamortised costs that are expected to be recouped within 12 months as mining is completed for that phase.

(xi)	Revenue recognition

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

(a)	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Group;

(b)	the quantity and quality (grade) of the product can be determined with reasonable accuracy;

(c)	the product has been dispatched to the customer and is no longer under the physical control of the Group (or property in the product has earlier passed to the customer);

(d)	the selling price can be measured reliably;

(e)	it is probable that the economic benefits associated with the transaction will flow to the Group; and

(f)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(xii)	Accounting for derivative financial instruments and hedging activities

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

At the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group obtains a valuation from an independent external party.

(xiii)	Foreign currency translation

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

(xiv)	Income tax

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

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(xv)	Leases

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

Penalties paid for early settlement of leases are expensed.

(xvi)	Cash and Cash Equivalents

For the purpose of the statement of cash flows and balance sheet, cash includes:

(a)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(b)	investments in money market instruments with less than 90 days to maturity from the date of acquisition.

(xvii)	Trade Receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is evidence that the Group may not be able to collect all the amounts due, according to the original terms of receivables.

(xviii)	Share capital

Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

(xix)	Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost.

(xx)	Employee benefits

The amounts expected to be paid to employees for their pro-rata entitlement to annual and sick leave are accrued annually at current pay rates having regard to period of service and statutory obligations. Long-service leave entitlements are determined in accordance with the requirements for other long-term employee benefits.

The Group contributes to a defined contribution plan for its employees. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For defined contribution plans, the Group pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(xxi)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(xxii)	Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Group’s shareholders.

(xxiii)	Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(xxiv)	Rounding of amounts

The Financial Statements have been rounded to the nearest thousand dollars.

(xxv)	Consolidation

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

(xxvi)	Significant risks and uncertainties

The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract with the PNG government, dated 17 March 1995 (the “Mining Development Contract”), which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation.

(xxvii)	Use of Estimates

In accordance with International Financial Reporting Standards, the preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to the long-term gold price, mineral reserves and remaining mine lives, provision for restoration and rehabilitation obligations, recoverability of deferred tax assets, recoverability of long-lived assets (including ore stock piles), depreciation and amortisation. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2: CHANGE IN ACCOUNTING POLICY

Other than the release by the International Accounting Standards Board (‘IASB) during 2003 of its ‘Improvement to International Accounting Standards’, there have been no new standards applicable to Lihir Gold that require material changes to the Group’s accounting policies. The aims of the improvements project was to raise the quality and consistency of financial reporting by drawing on best practice from around the world and removing options in international standards. The Improvements project is a first step by the IASB to promote convergence on high quality solutions in its objective to establish a globally accepted set of accounting standards. None of these standards had a material affect on Lihir’s December 31, 2003 financial statements. The revised Standards do not apply until annual periods beginning on or after January 1, 2005. There were no other changes in accounting policy for 2003.

NOTE 3: SPECIAL MINING LEASE

The Special Mining Lease was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.

NOTE 4: REQUIREMENTS REGARDING CASH RESERVES

The Papua New Guinea Central Bank regulations (Foreign Exchange and Gold) generally require PNG companies to hold all cash reserves in Kina. Prior approval of the Bank of Papua New Guinea is required to convert funds from Kina into other currencies.

Under the Mining Development Contract, however, the Company has permission to retain funds in foreign currencies to meet its obligations. Further approval was granted by the Papua New Guinea Central Bank to retain the proceeds of the recent equity issue offshore until the funds were utilised for debt prepayment and other identified initiatives.

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

The most recent debt service cover ratio and life-of-mine cover ratio agreed with ABN Amro Ltd in terms of the agreement were 91.6:1 (2002: 35.6:1) and 40.4:1 (2002: 42.8:1) respectively.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 6: OPERATING PROFIT

	2003	2002	2001
	US$’000	US$’000	US$’000
Operating profit before taxation has been determined after crediting / (charging):
SALES AND OTHER REVENUE
Gold sales at spot	211,374	183,207	174,719
Realisation of hedging instruments	(2,956)	13,655	25,764
Gold lease rate fees	2,599	2,339	(185)
Fair value gains	12,067	2,227	5,003
Realisation of deferred hedging income	220	15,889	32,071
Realisation of deferred hedging costs	(8,795)	(4,128)	(4,217)
	214,509	213,189	233,155
REFINING, ROYALTY AND MANAGEMENT FEES
Refining costs	(670)	(556)	(604)
Royalties on sales	(4,204)	(3,975)	(4,016)
Management fees	(3,448)	(3,402)	(3,341)
	(8,322)	(7,933)	(7,961)
OTHER OPERATING COSTS
Operating consumables	(81,745)	(74,486)	(65,721)
Contracted services	(44,152)	(36,012)	(28,682)
Staff costs	(21,528)	(17,277)	(17,177)
Mining levy	(5,952)	(5,625)	(7,580)
Insurance	(5,108)	(4,210)	(2,379)
Air travel	(3,920)	(3,004)	(2,173)
Operating lease rentals	(1,753)	(1,254)	(2,035)
Consultants	(4,210)	(2,009)	(1,524)
Donations and community assistance	(139)	(197)	(417)
Net foreign exchange gains and losses	(4,130)	(2,537)	(6,444)
Provision for stores stock obsolescence	(780)	(692)	(987)
Provision for doubtful debts	(490)	(306)	(215)
Deferred mining costs	7,163	3,675	2,846
Costs deferred and transferred to inventories	24,378	15,881	234
Impairment reversal: mine properties and deferred mining costs	31,061	37,893	—
Low grade stockpile impairment	(17,079)	(4,392)	(5,841)
Contribution to Lihirian equity restructure	(3,500)	—	—
Other costs	(8,358)	(11,206)	(8,091)
	(140,242)	(105,758)	(146,186)
DEPRECIATION AND AMORTISATION
Depreciation and amortisation of costs of mine properties	(28,631)	(27,135)	(31,889)
	(28,631)	(27,135)	(31,899)
OPERATING COSTS	(177,196)	(140,826)	(186,046)
NET FINANCING COSTS
Interest income	983	1,015	1,805
Finance costs	(3,518)	(3,705)	(6,164)
	(2,535)	(2,690)	(4,359)

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7: CASH AND CASH EQUIVALENTS

	2003	2002	2001
	US$’000	US$’000	US$’000
Cash at bank and on hand	62,505	23,304	24,201
Short term deposits with financial institutions	90,125	10,513	13,714
	152,630	33,817	37,915
Bank overdraft	—	(1,297)	—
	152,630	32,520	37,915

NOTE 8: NET CASHFLOW FROM OPERATING ACTIVITIES

	2003	2002	2001
	US$’000	US$’000	US$’000
Reconciliation of cash flow from operating activities to operating profit after tax
Operating profit after tax	34,778	53,247	59,176
Depreciation and amortisation	28,631	27,135	31,899
Revaluation of financial instruments	(12,067)	(2,227)	(5,003)
Asset impairment reversal: mine properties, deferred mining costs	(31,061)	(37,893)	—
Impairment of low grade stockpiles	17,079	4,392	5,841
Amortisation of deferred hedging income	(220)	(15,889)	(32,071)
Amortisation of deferred hedging costs	8,795	4,128	4,217
Provision for doubtful debts	490	306	215
(Profit)/loss on disposal of assets	(187)	(664)	233
Income tax expense/(benefit)	—	16,426	(16,426)
(Increase)/decrease in debtors	(4,759)	8,590	14,848
(Increase)/decrease in inventories	(27,117)	(18,520)	1,856
(Increase)/decrease in deferred mining costs	(7,163)	(3,670)	(2,846)
(Decrease)/increase in creditors	6,511	(12,230)	1,788
(Decrease)/increase in provisions	2,995	(314)	(1,646)
Net cash flow from operating activities	16,705	22,817	62,081

NOTE 9: INVENTORIES

	2003	2002	2001
	US$’000	US$’000	US$’000
CURRENT
Stores	33,627	30,109	26,778
Less: Provision for obsolescence	(3,354)	(2,574)	(1,882)
	30,273	27,535	24,896
Production work in progress	2,461	1,652	2,261
Finished goods	1,880	5,857	1,833
Ore stockpiles	22,395	11,928	3,853
	26,736	19,437	7,947
Total current inventories	57,009	46,972	32,843

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 9: INVENTORIES (cont.)

	2003	2002	2001
	US$’000	US$’000	US$’000
NON-CURRENT
Ore stockpiles	64,976	47,896	43,637
Less: Impairment provision	(64,976)	(47,896)	(43,637)
Ore stockpiles	—	—	—
Total inventories	57,009	46,972	32,843

Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.

At 31 December 2003, non-current stockpiles were fully provided against, based on their net realisable values.

Finished goods inventory is stated at the lower of cost and net realisable value.

NOTE 10: RECEIVABLES

	2003	2002	2001
	US$’000	US$’000	US$’000
CURRENT
Trade receivables	5,166	—	—
Other debtors – related parties	2,022	2,247	428
Other amounts receivable from third parties:	5,191	3,752	15,740
Less: provision for doubtful debts	(1,836)	(1,347)	(1,041)
	10,543	4,652	15,127
NON-CURRENT
Other debtors – related parties	913	2,791	1,175
Other amounts receivable	2	2	5
	915	2,793	1,180
Total amounts receivable	11,458	7,445	16,307

Leases accounted for as a lessor (included in “other debtors – related parties”).

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

	2003	2002	2001
	US$’000	US$’000	US$’000
Gross investments in finance leases
Amounts receivable not later than one year	763	1,006	457
Amounts receivable > 1 year and < than 5 years	414	1,138	647
Amounts receivable later than five years	—	—	—
	1,177	2,144	1,104
Unearned finance income on finance leases	(81)	(222)	(116)
Net investment in finance leases	1,096	1,922	988
Amounts receivable not later than one year	697	864	383
Amounts receivable > 1 year and < than 5 years	399	1,058	605
Amounts receivable later than five years	—	—	—
	1,096	1,922	988

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 10: RECEIVABLES (cont.)

Loan (included in “other debtors – related parties”)

The Group has extended unsecured loans, repayable in monthly instalments, to landowner companies. The initial loan to the Lakaka Group for PGK 2.5 million in 2000, is repayable over a ten year term at an interest rate of 10%. In 2002 the Group extended an unsecured loan to Kuridala Ltd of US$3.2 million at an interest rate of 8.77%, repayable over a 2 year term, following the termination of a lease financing facility used to fund mining equipment owned by Kuridala Ltd.

	2003	2002	2001
	US$’000	US$’000	US$’000
Gross investments in loan
Amounts receivable not later than one year	1,431	1,600	104
Amounts receivable > 1 year and < than 5 years	462	1,671	417
Amounts receivable later than five years	222	268	409
	2,115	3,539	930
Unearned finance income on loan	(276)	(423)	(316)
Net investment in loan	1,839	3,116	614
Amounts receivable not later than one year	1,325	1,383	45
Amounts receivable > 1 year and < than 5 years	313	1,496	232
Amounts receivable later than five years	201	237	337
	1,839	3,116	614

NOTE 11: DEFERRED MINING COSTS

	2003	2002	2001
	US$’000	US$’000	US$’000
CURRENT
Deferred mining costs	2,803	4,185	1,087
Less: impairment provision	—	—	(225)
	2,803	4,185	862
NON-CURRENT
Deferred mining costs	26,265	17,720	17,994
Less: impairment provision	—	—	(1,554)
	26,265	17,720	16,440
Total Deferred Mining Costs	29,068	21,905	17,302

The life of mine plan allows for a number of distinct phases, of which phases 1 to 3 are now complete, with all previously deferred mining expenditure for these phases being fully expensed as at the end of 2002.

	2003	2002	2001
	US$’000	US$’000	US$’000
Deferred waste by phase
Phase 3:	—	—	862
Phase 4:	2,803	20,354	16,440
Phase 5:	26,265	1,551	—
Total Deferred Mining Costs	29,068	21,905	17,302

Phase 4 is scheduled for completion by fourth quarter 2005, at which time deferred mining costs for the phase will be fully expensed. Phase 5 is scheduled for completion in the fourth quarter of 2006.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 12: MINE PROPERTIES

	2003	2002	2001
	US$’000	US$’000	US$’000
CAPITAL WORKS IN PROGRESS
Cost brought forward	18,482	21,436	9,274
Acquisitions and disposals	27,064	25,981	36,898
Transfers to mining properties	(37,386)	(28,935)	(24,736)
Costs carried forward	8,160	18,482	21,436
MINE PROPERTIES
Plant and equipment
Cost brought forward	560,967	536,744	515,883
Transfers from capital works in progress	35,311	27,720	23,348
Disposals	(680)	(3,497)	(2,487)
Cost carried forward	595,598	560,967	536,744
Depreciation brought forward	(282,269)	(288,892)	(267,644)
Charge for the year	(22,160)	(20,152)	(23,155)
Impairment (charge) / reversal	20,829	24,157	—
Disposals	664	2,618	1,907
Depreciation carried forward	(282,936)	(282,269)	(288,892)
Net book value	312,662	278,698	247,852
Land and Buildings
Cost brought forward	77,939	77,120	77,049
Transfers from capital works in progress	1,503	819	71
Cost carried forward	79,442	77,939	77,120
Depreciation brought forward	(46,187)	(47,537)	(45,843)
Charge for the year	(1,381)	(1,403)	(1,694)
Impairment reversal/(charge)	2,274	2,753	—
Depreciation carried forward	(45,294)	(46,187)	(47,537)
Net book value	34,148	31,752	29,583
Deferred Expenditure
Cost brought forward	267,850	267,454	266,137
Transfers from capital works in progress	572	396	1,317
Cost carried forward	268,422	267,850	267,454
Depreciation brought forward	(151,918)	(156,778)	(150,075)
Charge for the year	(4,969)	(5,190)	(6,703)
Impairment reversal/(charge)	7,958	10,050	—
Depreciation carried forward	(148,929)	(151,918)	(156,778)
Net book value	119,493	115,932	110,676

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 12: MINE PROPERTIES (cont.)

	2003	2002	2001
	US$’000	US$’000	US$’000
Sub-total
Cost brought forward	906,756	881,318	859,069
Transfers from capital work in progress	37,386	28,935	24,736
Disposals	(680)	(3,497)	(2,487)
Cost carried forward	943,462	906,756	881,318
Depreciation brought forward	(480,374)	(493,207)	(463,562)
Charge for the year	(28,510)	(26,745)	(31,552)
Impairment reversal/(charge)	31,061	36,960	—
Disposals	664	2,618	1,907
Depreciation carried forward	(477,159)	(480,374)	(493,207)
Net book value	466,303	426,382	388,111

	2003	2002	2001
	US$’000	US$’000	US$’000
Rehabilitation
Cost brought forward	11,314	9,931	8,107
Additions and deductions	(6,522)	1,383	1,824
Cost carried forward	4,792	11,314	9,931
Amortisation brought forward	(2,039)	(1,650)	(1,303)
Charge for the year	(121)	(390)	(347)
Amortisation carried forward	(2,160)	(2,040)	(1,650)
Net book value	2,632	9,274	8,281
Total mine properties	477,095	454,138	417,830

NOTE 13: ACCOUNTS PAYABLE

	2003	2002	2001
	US$’000	US$’000	US$’000
CURRENT
Trade creditors and accruals	20,747	14,204	26,591
Amounts payable to related parties	146	178	21
	20,893	14,382	26,612

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 14: PROVISIONS

	2003	2002	2001
	US$’000	US$’000	US$’000
CURRENT
Employee provisions	4,487	2,218	2,927
	4,487	2,218	2,927
NON CURRENT
Employee provisions	1,253	858	756
Rehabilitation provision
- opening balance	13,209	11,533	9,466
- change in discount rate	(7,586)	—	—
- additional provision due to ground disturbance	1,421	—	1,686
- life of mine variation	(598)	1,383	115
- interest charge	569	293	266
- closing balance	7,015	13,209	11,533
	8,268	14,067	12,289
Total provisions	12,755	16,285	15,216

Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	2003	2002	2001
	US$’000	US$’000	US$’000
Annual leave	1,396	800	686
Sick leave	29	26	20
Rio Superannuation	—	—	1
Service bonus	3,062	1,392	2,220
Total	4,487	2,218	2,927

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

NOTE 15: INCOME TAX

Income tax expense for the year has been calculated as follows:

	2003	2002	2001
	US$’000	US$’000	US$’000
Profit before tax for the year	34,778	69,673	42,750
Prima facie income tax expense on operating profit at 30%	10,433	20,902	12,825
Tax effect of exempt and non-deductible items
- Non-deductible entertainment	1	1	1
- Non-deductible superannuation	151	—	(459)
- Non deductible rehabilitation	—	—	184
- Provision against subsidiary not recognised	(212)	213	134
- Foreign exchange (gains) / losses	1,239	761	—
- Adjustment to tax bases	—	(10,749)	—
- Deferred tax assets unrecognised / (recognised)	(11,612)	5,298	(29,111)
Income tax expense / (benefit)	—	16,426	(16,426)

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 15: INCOME TAX (cont.)

	2003	2002	2001
	US$’000	US$’000	US$’000
Deferred tax position
Depreciation and impairment differences	74,869	98,458	105,160
Tax loss	43,523	33,404	26,817
Derivative financial instruments	(5,404)	(2,169)	—
Fair value reserve	61,109	16,097	(16,426)
Provisions	4,972	3,280	1,982
Prepayments	(172)	(86)	(87)
Other	(9,758)	(10,651)	(510)
Less deferred tax assets not recognised	(169,139)	(138,333)	(116,936)
Net deferred tax	—	—	—

At 31 December 2003 the Group had a net deferred tax position of US$ nil (2002: US$ nil; 2001: US$ nil), a current period tax expense of US$ nil (2002: US$16.4 million tax expense; 2001: US$16.4 million tax benefit) included in the income statement and a tax benefit of US$ nil (2002: US$16.4 million tax benefit; 2001: US$16.4 million expense) included in equity. The group also had unrecognised tax losses of US$145.1 million (2002: US$111.3 million; 2001: US$89.4 million) and net deductible temporary differences of US$418.7 million (2002: US$349.8 million; 2001: US$300.4 million). The tax losses can be carried forward for a period not exceeding 20 years.

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

On 31 December 2001, in accordance with IAS 12, a deferred tax asset of US$16.4 million was recognised, being to the extent of the deferred tax liability. This arose as a consequence of the valuation of the effective portion of the hedgebook being US$54.8 million in-the-money. With the effective portion of the hedgebook valuation being US$73.0 million out-of-the-money at 31 December 2002, the deferred tax liability was effectively eliminated. As at 31 December 2003 the effective portion of the hedgebook was US$210 million out-of-the-money.

As Lihir does not consider the realisation of its tax benefits as probable, no deferred tax asset has been recognised. On the same basis, the deferred tax asset previously raised as at 31 December 2001 was removed from the balance sheet, giving rise to a tax charge of US$16.4 million for the year ended 31 December 2002. This tax charge was non-cash and offsets the non-cash tax benefit of US$16.4 million recognised in the 2001 financial year.

NOTE 16: REMUNERATION AND RETIREMENT BENEFITS

(a) Directors’ remuneration, including the value of benefits received during the year:

	2003	2002	2001
	US$’000	US$’000	US$’000
Baker, Phillips (retired 23 January, 2002)	—	—	—
Cassidy, Peter	40	—	—
Eppler, Randy (retired 19 April, 2002)	—	—	—
Garnaut, Ross	114	83	66
Leslie, Jonathan (retired 1 March, 2003)	—	—	—
Loudon, Geoff	43	19	23
O’Reilly, John (retired 1 November, 2002, reappointed 1 March,2003)	—	—	—
Roberts, Alan (retired 31 March, 2003)	195	330	300
Siaguru, Anthony (deceased 16 April 2004)	65	17	17
Soipang, Mark (retired 7 March, 2003)	—	—	2
Swan, Neil	402	298	—

During the year the Company paid a premium of US$66,000 (2002: US$55,000, 2001: US$46,000) for directors and officers liability insurance.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(b) The number of employees, not including directors, whose remuneration and benefits exceeded K100,000 fall into the following bands:

Remuneration and benefit band	Number of Employees
US$	2003	2002	2001
$30,001 - $40,000	9	9	20
$40,001 - $50,000	—	7	1
$50,001 - $60,000	4	11	6
$60,001 - $70,000	1	3	12
$70,001 - $80,000	2	1	25
$80,001 - $90,000	7	16	5
$90,001 - $100,000	5	29	8
$100,001 - $110,000	10	4	2
$110,001 - $120,000	12	4	1
$120,001 - $130,000	9	2	—
$130,001 - $140,000	4	—	—
$140,001 - $150,000	1	—	1
$150,001 - $160,000	2	—	—
$160,001 - $170,000	—	1	—
$170,001 - $180,000	—	—	—
$180,001 - $190,000	3	—	—
$190,001 - $200,000	1	—	—
$200,001 - $210,000	1	—	—
$260,001 - $270,000	1	—	—

Note: US$ bands are based on 2003 PGK exchange rates and may therefore differ from those previously reported.

NOTE 17: RETIREMENT BENEFITS

Certain employees of the Group participate in a retirement benefit plan, and contributions are made by the Group to the plan based on 15% of the employee’s base salary. Contributions made during the year amounted to US$510,789. This is a multi-employer plan, and members’ benefits are defined contribution.

The Group also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Group contributes to this fund at the statutory rate of 9%, inclusive of a 2% government imposed levy, of salary, and contributions made during the year amounted to US$575,251. This is a multi-employer plan, and members’ benefits are defined contribution.

NOTE 18: AUDITORS’ REMUNERATION

	2003	2002	2001
Fees paid / payable to the Group’s auditors for:	US$’000	US$’000	US$’000
Auditing the financial statements
PricewaterhouseCoopers, PNG firm	137	127	167
PricewaterhouseCoopers, overseas firms	35	25	439
Other services (tax)	28	73	48
	200	225	654

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 19: PAID UP CAPITAL

		US$‘000
	2003	2002	2001
(a) Issued and paid up capital
Ordinary shares Opening balance	873,822	873,822	873,822
Shares issued	156,240	—	—
Share issue transaction costs	(4,774)	—	—
Closing balance	1,025,288	873,822	873,822

	Number of shares (’000s)
	2003	2002	2001
(b) Issued and paid up capital
Opening balance	1,142,334	1,142,334	1,142,334
Shares issued	140,000	—	—
Closing balance	1,282,334	1,142,334	1,142,334
Consisting of:
Total shares	1,443,861	1,303,861	1,303,861
Treasury shares	(161,527)	(161,527)	(161,527)
Closing balance	1,282,334	1,142,334	1,142,334

All shares in the Company and the Group are ordinary shares, all being of the same class, (other than Treasury shares), having equal participation and voting rights. The Treasury shares are classified as “B” shares and arise from the merger with Niugini Mining Limited in February 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.

In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no requirement for disclosure of authorised capital.

NOTE 20: CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

Non-cancellable operating leases contracted for but not capitalised in the accounts

	2003	2002	2001
	US$’000	US$’000	US$’000
Payable
- not later than one year	502	324	1,322
- later than one year but not later than 2 years	501	—	280
- later than two years but not later than 5 years	628	—	—
	1,631	324	1,602

(b) Capital Expenditure Commitments

Capital expenditure commitments contracted for:

	2003	2002	2001
	US$’000	US$’000	US$’000
Payable
- not later than one year	20,651	10,500	6,930
- later than one year but not later than 2 years	—	—	—
	20,651	10,500	6,930

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 21: CONTINGENT LIABILITIES

Environmental

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment, including the Environmental Plan agreed with the Government of Papua New Guinea. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company’s environmental and management program addresses continual monitoring of any effects on the environment, together with assessments of the work necessary to rehabilitate areas affected by mining operations after the eventual closure of operations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future rehabilitation costs are based principally on the Company’s estimates of rehabilitation and restoration activities and costs pursuant to the Environmental Plan. At December 31, 2003, 2002 and 2001 $7.0 million, $13.2 million and $11.5 million, respectively, were accrued for rehabilitation costs for areas disturbed to date. In addition, the Company has been involved in several matters concerning environmental obligations associated with former mining activities. Generally, these matters concerned developing and implementing remediation plans at the Red Dome mine site in Queensland, Australia, which was formerly operated by Niugini Mining (Australia) Pty Limited, a fully owned subsidiary of the Company. This site was subsequently been sold in 2003, and the purchaser has assumed full responsibility for environmental remediation.

Depending upon the ultimate scope and cost of work undertaken during final rehabilitation, the Company believes that it is reasonably possible that the liability for these matters could be as much as 50% greater or 25% lower than the amount accrued at December 31, 2003. The amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time.

Guarantees

As part of the Group’s support of Lihirian owned businesses, the Group has provided a number of guarantees to various financiers in favour of Lihirian companies. These guarantees total approximately US$ nil (2002: US$0.3 million, 2001: US$0.7 million).

Claims

In December 2000 the Company’s wholly owned subsidiary - Niugini Mining (Australia) Pty Limited - terminated a sales agreement for seven mining leases located in North Queensland. The purchaser commenced an action against Niugini Mining (Australia) Pty Limited in the Supreme Court of Queensland, seeking to have the termination revoked and claims for unspecified damages.

The action was struck out by the court in October 2001 because of the purchaser’s failure to prosecute its action against Niugini Mining (Australia) Pty Limited. The purchaser is free to lodge a new action and threatened to do so in mid-2002, however, at balance date, has not done so. In March 2003, Niugini Mining (Australia) Pty Ltd sold its North Queensland assets, including the seven mining leases to Kagara Pty Limited, which is aware of the previous litigation.

In June 2001 Niugini Mining (Australia) Pty Limited became a party to a native title claim over some of its mining tenements in North Queensland. The company is currently arranging to with draw from that native title claim following the sale of its relevant interests to Kagara Pty Limited.

In previous financial years, Niugini Mining Limited received claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims date back several years and the Company is seeking to have them removed from the court list, as they have not been pursued. The Company believes from legal advice obtained that neither of these claims has substance and, if required, intends to defend both vigorously.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

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

30 June 2004         US$10 million
30 June 2005 US$30 million

The facility was previously reduced by US$ 10 million as at 30 June 2003.

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

Review Events: If, without consent of the agent (acting on the instructions of all the lenders), Rio Tinto sells in whole or in part its current shareholding in Lihir or the manager of the project ceases to be a wholly owned subsidiary of Rio Tinto, the Agent may give notice to Lihir, within 21 days of becoming aware or being notified of such an event:

-	requiring the US$ 50 million revolving credit be immediately restructured in a manner acceptable to the Agent; or

-	requiring the US$ 50 million revolving credit be repaid and cancelled within 180 days from such notification.

(b)	Loan Facility European Investment Bank (“EIB”)/ Mineral Resources Development Company Ltd (“MRDC”)

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

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 22: FINANCE FACILITIES (cont.)

The following table details the profile of debt repayments (based on the outstanding balance of the Syndicated Finance Facility at 31 December 2003 of US$19.509 million):

	Syndicated
	Finance			EIB
Repayment Maturity	Facility			Facility			Total
	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Current
Less than one year	—	—	—	3,510	3,510	3,775	3510	3,510	3,775
Non-current
Between one and two years	19,509	—	—	3,510	3,510	3,510	23,019	3,510	3,510
Between two and three years		23,009	10,000	3,510	3,510	3,510	3,510	26,519	13,510
In excess of three years	—	—	13,009	3,509	7,019	10,529	3,509	7,019	23,538
	19,509	23,009	23,009	10,529	14,039	17,549	30,038	37,048	40,558
Total	19,509	23,009	23,009	14,039	17,549	21,324	33,548	40,558	44,333

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

(1) Foreign Exchange Risk

The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and Australian Dollar. As revenue and a large proportion of expenditure is denominated in US$, the foreign exchange exposure is deemed a residual risk and the Group therefore does not hedge its foreign exchange exposure.

(2) Interest rate risk

Following the equity raising in November 2003 the Group had investments of US$ 152.6M on deposit at yearend to cover operating costs and identified capital and debt reduction initiatives. Of interest bearing liabilities the fixed / floating split is 42% (2002: 43%, 2001: 48%) and 58% (2002: 57%, 2001: 52%) respectively. A change in interest rates of 1% will have an approximate income impact of US$0.8 million per annum.

(3) Credit risk

For hedging transactions the maximum credit risk at any point in time will be the difference between the agreed strike price in the contract, and the prevailing spot price to the extent that the hedging positions are in the money. At the prevailing spot price of US$417.50 / oz on 31 December 2003 (2002: US$342.75, 2001: US$276.50), the hedge book was US$199.4 million out-of-the-money (2002: US$65.8 million out-of-the-money, 2001: US$59.8 million in-the-money) effectively eliminating the Group’s credit risk as at that date. Transactions are spread between six major bullion banks, with no significant concentration of risk amongst those parties.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

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

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS

	2003	2002	2001
	US$’000	US$’000	US$’000
Derivative Financial Instruments
Current Assets
- Forward contracts	9,733	1,948	30,619
- Put options bought	90	—	14
	9,823	1,948	30,633
Non-Current Assets
- Spot deferred contracts	—	—	150
- Forward contracts	7,437	5,455	25,516
- Put options bought	3,679	4,582	6,303
	11,116	10,037	31,969
Current Liabilities
- Forward contracts	30,179	6,133	—
- Call option sold	1,196	—	—
	31,375	6,133	—
Non-Current Liabilities
- Forward contracts	161,290	59,704	—
- Call options sold	27,628	11,915	2,846
	188,918	71,619	2,846
Shareholders’ equity - Fair value and other reserves
- Spot deferred contracts	—	—	150
- Forward contracts	(177,152)	(46,494)	51,469
- Put options bought	—	—	3,133
- Call options sold	(26,542)	(6,583)	—
- Deferred hedging gains / (losses)	(2,854)	(16,392)	15,290
- Deferred tax liability	—	—	(16,426)
	(206,548)	(69,469)	53,616

The estimated net amount of gains / (losses) contained in the fair value revaluation reserve which are expected to be reclassified into earnings within the next 12 months is as follows:

	2003	2002	2001
	US$’000	US$’000	US$’000
Forward contracts	(20,851)	(7,849)	30,619
Deferred hedging gains / (losses)	(6,101)	(191)	11,762
Deferred tax liability	—	—	(9,186)
	(26,952)	(8,040)	33,195

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

The Group has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect the level of income in future years. It is not Group policy to engage in speculative hedging activities.

As at 31 December 2003 Lihir’s hedge book amounted to 2,029,558 ounces as shown in the following summary:

	Forward Sales		Put Options Bought		Call Options Sold
		Committed		Minimum		Minimum
	Ounces	Price	Ounces	Price	Ounces	Price
0-3 months	54,494	$325.38	5,000	$335.00	5,000	$365.00
3-6 months	54,494	$325.38	5,000	$335.00	5,000	$365.00
6-9 months	54,494	$325.38	5,000	$335.00	5,000	$365.00
9-12 months	59,438	$325.81	5,000	$335.00	5,000	$365.00
2005	265,478	$333.71	95,000	$320.39	95,000	$326.71
2006	292,500	$328.50	39,000	$325.26	39,000	$336.74
2007	330,000	$323.76	96,000	$319.17	96,000	$319.08
2008	375,475	$331.96	40,000	$335.00	20,000	$365.00
2009	243,185	$350.76
2010	10,000	$327.00

	1,739,558	$331.86	290,000	$323.66	270,000	$331.12

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

The Group does not enter into hedging transactions containing provisions for margin calls.

The minimum revenue generated from these programs will be US$671 million (2002: US$719 million, 2001: US$737 million). Revenue generated from an equivalent number of ounces at the prevailing spot price at 31 December 2003 of US$417.50 (2002: US$342.75, 2001: US$276.50) per ounce would be US$847 million (2002 US$747 million, 2001: US$634 million).

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

On 31 December 2003, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of US$417.50 (2002: US$342.75, 2001: US$276.50), was US$199.4 million out-of-the-money (2002: US$65.8 million out-of-the-money, 2001: US$59.8 million in-the-money). At the spot price plus 10% (US$459) fair value would approximate US$280 million out-of-the-money. Conversely at the spot price less 10% (US$376), fair value would approximate US$120 million out-of-the money. The fair value of commodity contracts is estimated based on quotes from market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information including volatility of similar options, futures prices and the contracted strike price.

Net profit for 2003 included revaluation revenue relating to ineffective hedges of US$12.1 million (2002: US$2.2 million, 2001: US$5.0 million). The hedge effectiveness provisions of IAS 39 require that the movement in market value of the ineffective portion of the hedge be recognised in the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The US$12.1 million (2002: US$2.2 million, 2001: US$5.0 million) revenue has primarily arisen due to lease rates falling to historical levels, across the lease rate yield curve coupled with the expiration of time, on what is typically an upwardly sloping yield curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2003, shareholders equity included a hedging fair value reserve of negative US$206.5 million (2002: negative US$69.5 million, 2001: positive US$53.6 million).

During the latter half of 2002 and following an increase in the gold price to over US$300 / ounce, approval was sought and obtained from the syndicate lenders to vary the minimum hedge requirements under the syndicated loan facility, enabling the hedgebook to be restructured to provide shareholders with additional exposure to the spot price. This was achieved through the rollout and re-designation of existing hedge positions against longer dated production. Any gain or loss recognised on the effective portion of the hedge at the time of rollout was crystallised in equity to be recycled to earnings on the delivery of the originally designated production. Subsequent movements in market value of the effective portion of the re-designated hedge are to be recycled to earnings on maturity.

The net amount of gains losses, arising from early closure and redesignation of hedge structures, retained in equity at 31 December 2003 was a loss of US$2.4 million (2002: loss of US$11.4 million, 2001: gain of US$15.3 million).

The Company does not use financial instruments to hedge future interest rate or foreign exchange transactions.

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

Following a dilution of Rio Tinto Plc’s equity interest in the Company to below 15%, the management fee was renegotiated and reduced to US$1.5 million per annum (US$125,000 per month), commencing 1 January 2004.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 26: RELATED PARTY TRANSACTIONS (cont.)

There are two directors who are on the Board of the Company and LMC.

There is one director who is a consultant to Blake Dawson Waldron, who provides general legal advice to the Company.

Lihir provided debt to the Lakaka group and to Kuridala during the year as disclosed in note 10. There is no exposure to losses in these companies apart from the credit risk exposure for amounts owed. All the amounts advanced are deemed as recoverable.

The Lakaka Group provides various services to the Company under long-term contracts for earthmoving and road maintenance. In addition, the Lakaka Group has interests in other entities that provide services in catering, stevedoring and various retail enterprises. Kuridala provides, for a fixed rental fee, 6 heavy earthmoving trucks used by the Company in its mining operations.

	2003	2002	2001
Related Companies	US$’000	US$’000	US$’000
The Rio Tinto Group supplies labour on a secondment basis and bears expenses on behalf of the Company which are subsequently recharged to the Company	1,111	709	1,434
LMC Management fee	3,449	3,402	3,341
Interest received from related entities on finance provided (refer note 10)	369	281	181
Lakaka supplies various services to the Group on an arms length basis	5,844	4,080	4,255
Blake Dawson Waldron provide legal advice to the Group on an arms length basis	182	23	11
Kuridala, a landowner company, supplies various services to the group on an arms length basis.	1,439	1,710	1,673

NOTE 27: EARNINGS PER SHARE

The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2003 no options were outstanding.

		2003	2002	2001
Net profit attributable to ordinary shareholders	US$’000	34,778	53,247	59,176
Weighted average number of ordinary shares	‘000	1,158,444	1,142,334	1,142,334
Basic EPS (US$/share)		0.030	0.047	0.052
Conversion of options into ordinary shares	‘000	—	—	—
Diluted number of ordinary shares	‘000	1,158,444	1,142,334	1,142,334
Diluted EPS (US$/share)		0.030	0.047	0.052

NOTE 28: DIVIDENDS PER SHARE

     At the Annual General Meeting on 29 April 2003, a dividend in respect of 2002 of $A0.02 per share amounting to a total dividend of $14.2 million was proposed and paid on 16 July 2003. Dividends paid in 2003 are shown in the Statement of Changes in Equity as an appropriation of retained earnings / (losses) during the year ended 31 December 2003. No dividends were declared or paid in 2002.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

NOTE 29: MERGER WITH NIUGINI MINING LIMITED

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia

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

NOTE 30: RECONCILIATION TO US GAAP

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

(i)	Rehabilitation, restoration and environmental provisions: For the purposes of US GAAP, through 2002 the total (undiscounted) liability was accrued incrementally over the mine life using a units of production method. Under the incremental method no asset was recorded. Effective 1 January 2003, Lihir Gold Limited adopted the provisions of FAS 143 for US reporting purposes, through the recognition of a cumulative effect adjustment. The difference between IAS and US GAAP was therefore eliminated.

(ii)	Project financing: Prior to 1997, certain equity issuance and other offering costs were capitalized as a part of mine properties for IFRS purposes. US GAAP requires equity issuance costs to be offset against shareholders’ equity.

(iii)	Interest capitalization as part of mine properties: Under IFRS, only interest directly attributable to acquiring a qualifying asset is capitalized whereas under US GAAP, the amount of interest capitalized is based on an available interest concept, which results in additional interest being capitalized under US GAAP.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(iv)	Depreciation of mine properties: Depreciation expense under US GAAP differs from that under IFRS due to the difference in the basis for mine properties under the two bases of accounting.

(v)	Impairment: Under IAS 36, the impairment test for determining the recoverable amount of non-current assets is the higher of net selling price and value in use. At 31 December 1999 and again at 31 December 2000, the Company determined that an impairment charge was necessary as the discounted cash flows were less than the carrying value of the asset. Under US GAAP, the mine property assets were evaluated for impairment on an undiscounted basis and, because the sum of expected (undiscounted) future cash flows exceeded the asset’s carrying amount, no impairment loss was recognised in 1999. During 2000 the undiscounted value of expected future cash flows were less than the asset’s carrying values, which resulted in an impairment provision calculated on the same basis as for IFRS. In 2003, having revised critical assumptions, including life of mine, remaining reserves, a long term gold price assumption of $US340 (2002: $US305) and a pre-tax real discount rate of 7% (2002: 7%), the directors resolved to partially reverse previously recognised impairments, to the value of $US31.1 million (2002: $US37.9 million). US GAAP does not allow the reversal of impairment provisions previously recognised.

(vi)	Deferred tax assets: Under US GAAP, changes in the income tax valuation provision are recognised in the income statement unless they relate to gains and losses included in comprehensive income but excluded from net income. During 2001, the valuation provision was reduced with the recognition of a deferred tax liability related to the fair value of derivative financial instruments included in other comprehensive income, and therefore the tax benefit was taken to other comprehensive income under US GAAP. This was effectively reversed in 2002, with the hedgebook valuation being out-of-the money. (Refer to note 15).

(vii)	Deferred mining costs: Until 17 April 2000, all mining operations were provided by a third party. Subsequent to that date, Lihir Gold Limited began conducting direct mining operations incurring direct expenditures for stripping, drilling, blasting and related depreciation costs. Certain of these mining costs were expensed in the income statement in error rather than being included in deferred mining costs pursuant to the Company’s accounting policy. Under IFRS, the correction of this error does not have an impact on net income or shareholders’ equity as at and for the years ended 31 December 2002 and 2001. This is because any additional mining costs capitalised in 2000 and 2001 would have resulted in offsetting impairment charges, and any additional mining costs capitalised in 2002 would have resulted in a corresponding reduction in the impairment charge reversal recognized in that year.

Restatement

Under USGAAP, Lihir Gold Limited has restated shareholders’ equity and net income as at and for the year ended 31 December 2002, to reflect the impact of capitalizing the above mentioned stripping, drilling, blasting and related depreciation costs not previously capitalised in deferred mining costs.

Under US GAAP, through 31 December 2001, there was no impact of not including these costs in the deferred mining cost model on either net income or capitalised deferred mining costs as capitalising the additional costs would have resulted in the recognition of offsetting impairment charges.

Under US GAAP, the reversal of previous impairment write downs are precluded, therefore the correction of the error in 2002 gives rise to the following restatement adjustments:

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2002
USGAAP	US$000
Shareholders’ equity as previously reported	388,117
Increase in deferred mining costs	7,219

Shareholders’ equity as restated	395,336

Net income as previously reported	31,406
Increase in deferred mining costs movement (as credited to the income statement)	7,219

Net income as restated	38,625

Comprehensive income/(loss) as previously reported	(108,105)
Increase in deferred mining costs movement (as credited to the income statement)	7,219

Comprehensive income/(loss) as restated	(100,886)

Earnings per share as previously reported	0.027
Effect of increase in deferred mining costs movement	0.007

Earnings per share as restated	0.034

(viii)	New effective accounting standards for 2003, which will impact on the Group accounting policies are:

The Group does not expect any impact from the adoption of FASB Interpretation No. 45: “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” or FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”.

In 2003 the FASB issued a number of new Statements and Interpretations. Lihir has evaluated the potential impact of each of the new pronouncements and believes that adoption of these pronouncements has not had any material impact on its financial results or financial position in 2003 and based on the Company’s present assessment, is not expected to have a material impact in 2004.

The following particular Statements and Interpretations were considered.

The FASB issued FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities (VIEs). FIN 46 requires the consolidation of variable interest entities by their primary beneficiaries, if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The original interpretation issued in January 2003 was subsequently revised in December 2003 as FIN 46R. Application of this revised interpretation is required in financial statements for companies that have interests in previously existing VIEs or special-purpose entities for periods ending after March 15, 2004. FIN 46 is effective immediately for VIEs created after January 1, 2003. Lihir is currently evaluating the potential impact of adopting FIN 46R.

In 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have any impact on the Company’s financial results or financial position in 2003.

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

		As Restated
	2003	2002	2001
	US$’000	US$’000	US$’000
Shareholders’ Equity in accordance with IAS GAAP	461,390	426,410	496,248
Adjusted as follows:
Rehabilitation, restoration and environmental (i)
• Provisions	—	8,874	8,255
• Capitalized rehabilitation costs (See Note 12)	—	(9,274)	(8,281)
Mine properties - project financing costs (ii)	(11,470)	(11,470)	(11,470)
Mine properties - capitalised interest (iii)	1,611	1,611	1,611
Depreciation of mine properties (iv)	(8,051)	(8,404)	(8,404)
Impairment provision under IAS GAAP (v)	288,463	319,524	357,417
Impairment provision under US GAAP (v)	(339,154)	(339,154)	(339,154)
Deferred mining costs under IAS GAAP (vii)	(29,068)	(21,905)	—
Deferred mining costs under US GAAP (vii)	32,191	29,124	—
Accumulated adjustments under US GAAP	(65,478)	(31,074)	(26)
Shareholders’ Equity under US GAAP	395,912	395,336	496,222

		As Restated
	2003	2002	2001
	US$’000	US$’000	US$’000
Net income / (loss) in accordance with IAS GAAP	34,778	53,247	59,176
Adjusted as follows:
Rehabilitation, restoration and environmental provisions (i)	—	(374)	(420)
Mine properties - capitalised interest (ii)	—	—	—
Depreciation of mine properties (iii)	353	—	—
Impairment charge / (reversal) under IAS GAAP (v)	(31,061)	(37,893)	—
Deferred tax benefit under IAS GAAP (vi)	—	16,426	(16,426)
Deferred mining costs under IAS GAAP (vii)	(7,163)	(3,675)	—
Deferred mining costs under US GAAP (vii)	3,067	10,894	—

Net income/(loss) under US GAAP before cumulative effect of change in accounting policy	(26)	38,625	42,330
Cumulative effect of change in accounting policy (i)	400	—	—

Net income/(loss) under US GAAP after cumulative effect of change in accounting policy	374	38,625	42,330

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

		As Restated
	2003	2002	2001
	US$’000	US$’000	US$’000
Comprehensive income
Net income / (loss) under US GAAP	374	38,625	42,330
Other comprehensive income under IAS GAAP	(137,079)	(123,085)	53,616
Release of valuation allowance under US GAAP (vi)	—	(16,426)	16,426

Other comprehensive income under US GAAP	(137,079)	(139,511)	70,042
Comprehensive income / (loss) under US GAAP	(136,705)	(100,886)	112,372

Cash flow statement under US GAAP

In terms of US GAAP bank overdrafts are treated as financing activities and not as cash. The balance and inflow from financing cash flows per the cash flow statement under US GAAP would therefore increase by US$1.297 million in 2002.

		As Restated
	2003	2002	2001
Statement of changes in equity under US GAAP	US$’000	US$’000	US$’000
Accumulated losses
Balance at January 1	(478,486)	(377,600)	(489,972)
Comprehensive income / (loss)	(136,705)	(100,886)	112,372
Dividend	(14,185)	—	—
Balance at December 31	(629,376)	(478,486)	(377,600)
Paid up capital
Balance at 1 January	873,822	873,822	873,822
Shares issued	156,240	—	—
Share issue transaction costs	(4,774)	—	—
Balance at 31 December	1,025,288	873,822	873,822
	395,912	395,336	496,222

		As Restated
EPS under US GAAP	2003	2002	2001
Net Earnings US$’000	374	38,625	42,330
Net Earnings Per Common Share – Basic (US$ per share)	0.0003	0.034	0.037
Net Earnings Per Common Share – Diluted (US$ per share)	0.0003	0.034	0.037

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

There were no outstanding options for 2001, 2002 or 2003.

The numerator in calculating both basic and diluted earnings per share for each year is the reported net income determined above for US GAAP purposes. The denominator is based on the following weighted average number of common shares:

(in thousands)	2003	2002	2001
Basic	1,158,444	1,142,334	1,142,334
Diluted	1,158,444	1,142,334	1,142,334

LIHIR GOLD LIMITED
NOTES TO THE FINANCIAL STATEMENTS

		US$ thousands
Additional disclosures - Movement in valuation allowances	2003	2002	2001
Provision for Doubtful Debts
Balance, beginning of year	1,347	1,041	826
Additions: charges to costs and expenses	489	333	215
Write-off’s	—	—	—

Balance, end of year	1,836	1,347	1,041

Provision for Stores Stock Obsolescence
Balance, beginning of year	2,574	1,882	896
Additions: charges to costs and expenses	780	692	986
Write-off’s	—	—	—

Balance, end of year	3,354	2,574	1,882

Provision for Impairment of Mining Properties
Balance, beginning of year	303,151	340,111	340,111
Additions: charges to costs and expenses	—	—	—
Write-off’s	(31,061)	(36,960)	—

Balance, end of year	272,090	303,151	340,111

Provision for Impairment of Deferred Mining Costs
Balance, beginning of year	—	1,780	4,286
Additions: charges to costs and expenses	—	—	—
Write-off’s	—	(1,780)	(2,506)

Balance, end of year	—	—	1,780

Deferred Tax Valuation Allowance
Balance, beginning of year	138,333	116,936	146,048
Additions: charged/(credited) against income tax	30,806	21,397	(29,112)

Balance, end of year	169,139	138,333	116,936