Form 20-F/A
period 2003-12-31
LIHIR GOLD LTD
filed 2005-04-14
CIK 1000300

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT NO. 1

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended: December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         Commission file number: 2-6860

                               LIHIR GOLD LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                Papua New Guinea
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                            7th Floor, Pacific Place,
                      Cnr. Champion Parade, Musgrave Street
                         Port Moresby, Papua New Guinea
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------

      Securities registered or to be registered pursuant to section 12 (b)
                                  of the Act.
                                      None

                         ------------------------------

      Securities registered or to be registered pursuant to Section 12(g)
                                  of the Act:

Lihir Gold Limited Ordinary Shares of no par value      NASDAQ National Market*

American Depositary Shares, each of which represents    NASDAQ National Market
twenty Lihir Gold Limited Ordinary Shares and which are evidenced by American Depositary Receipts

                         ------------------------------
* Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

                         ------------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                         ------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (at December 31, 2003).
Lihir Gold Limited Ordinary
Shares of no par value:                     1,282,334,215     fully paid shares
Lihir Gold Limited Treasury "B" Shares        161,527,405

                                 ---------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes [X]                No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                    Item 17  [ ]           Item 18 [X]

================================================================================

                                EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed solely to amend Item 10.C of the Annual Report on Form 20-F of Lihir Gold Limited (the "Company") for the fiscal year ended December 31, 2003, which was filed on June 30, 2004, to reflect the Nasdaq exemption granted to the Company from the requirements of the Nasdaq Marketplace Rule regarding the quorum for shareholder meetings. In connection with this Amendment No. 1, the Company is including the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

This Amendment is not intended to revise other information presented in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 as originally filed, which remains unchanged.

This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above. As a result, this Amendment continues to speak as of June 30, 2004.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. PNG COMPANIES AND SECURITIES LAW

On March 27, 1997 the Papua New Guinea Parliament passed the Companies Act 1997 ("the Companies Act") which, subject to six-month transitional provisions, replaced the Companies Act (Chapter 146) that had applied in Papua New Guinea since 1964. The Companies Act commenced operation on March 2, 1998. At the Annual General Meeting of the company held on April 28, 1998, shareholders approved registration of the company under the Companies Act and the company was registered with effect from May 15, 1998. The Companies Act is based on the New Zealand Companies Act 1993 and introduced significant changes to shareholders' rights and duties and to the duties, liabilities and obligations of directors.

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

A PNG takeovers code, approved under the provisions of the Securities Act, has also applied to the company since September 28, 1998. The fundamental rule under the Takeovers Code prevents any person from having a relevant interest of more than 20% of the voting rights in a target company, except in a manner permitted by the Code. There are no controls below the threshold of 20%. The definition of relevant interest under to the Takeovers Code and for the purposes of the substantial shareholder provisions of the Securities Act 1997 looks not merely to beneficial ownership of a share but extends to and includes:

- the power to control the exercise of any right to vote attached to a voting share

-     the power to acquire or dispose of the voting share; or

- having the above powers by virtue of any trust, arrangement, agreement or understanding.

In addition, where a person (A) holds at least 20% of the voting rights in a company (B), and B in turn has a "relevant interest" in a PNG company, A is regarded as having the same relevant interest as B.

C. CONSTITUTION

The company's current constitution was adopted by shareholders at the company's annual general meeting held on April 28, 1998. A copy is lodged with the Registrar of Companies in Port Moresby, Papua New Guinea and a copy is attached as Exhibit 1 to this annual report. The new constitution was modelled on the company's previous memorandum of association and articles of association subject to changes which:

(i) reflected changes made under the new Companies Act 1997 (e.g. the abolition of par value of shares, the increased power for directors to make distributions of money or property to members and the removal of the requirement that a company have specific objects and powers); or

(ii) took advantage of specific provisions of the new Act which allow the company to take a course of action (e.g. to buy back the company's shares, to indemnify directors or to pay for D&O liability insurance) if expressly permitted to do so by its constitution.

The following is a summary of the main points of the company's constitution. References to clauses refer to clauses in the constitution.

- The company is incorporated and registered in Papua New Guinea (Number C1-23423) and is a registered foreign company in Australia (ARBN 069 803
      998). Under section 17 of the Companies Act, a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and in respect of these purposes, it has full rights, powers and privileges. Therefore it is not necessary to list the objects and purposes of the company in its constitution.

- In accordance with clause 17, a director may vote on a proposal, arrangement or contract in which he is materially interested provided that he has complied with the Companies Act, the Official Listing Rules of the Australian Stock Exchange and provided the board does not otherwise determine.

- The constitution contains provisions for the remuneration of directors (including reimbursement of expenses), the indemnification of directors in respect of certain liability or for costs incurred in defending or settling any claim or proceedings relating to such liability, and for effecting insurance for directors to the extent permitted under the Act. These are general powers of the company which may in the normal course be exercised by a resolution of the board. An interested director who has declared his or her interest would be entitled to vote on any such resolution unless the board has determined that the director should not exercise any power in relation to the matter. The interested director is not entitled to vote on a resolution to make that preliminary determination.

- There are no specific provisions relating to borrowing powers in the constitution. Clause 20.1 provides that the board has all necessary power for managing, and for directing and supervising the management of, the business and affairs of the company to the exclusion of the Shareholders and in accordance with clause 21.9 every resolution of the board is decided by a majority of votes. Therefore, the borrowing by the company is determined by a majority decision of the board.

- An exercise of the borrowing power may in certain circumstances be subject to the provisions of the Companies Act (section 110) requiring shareholder approval for major transactions.

- There are no provisions for retirement or non-retirement of directors under an age limit in the constitution.

- Clause 15.5 provides that a director of the company need not be a shareholder.

- Clause 10A.2(b) provides that Class B shares have no entitlement to dividends.

- Clause 24.1 provides that the Board may declare distributions to the Shareholders (other than Class B shareholders) including declaring the property to constitute the distribution and the time of the distribution. Shareholder approval is not required for a distribution. Clause 24.3 provides that where the Board has declared a dividend the obligation of the company to make the distribution only arises when the Board fixes the time for distribution and that time has arrived. Clause 24.8 provides that each dividend in respect of each share must be distributed according to the amount paid up on that share save to the extent that the terms of issue of a share provide otherwise. The company does not have any partly paid shares on issue.

- Clause 24.18 provides that all dividends declared but unclaimed may (in the case of dividends not to be distributed as money) be realized into money and (in any case) be invested for the benefit of the company until claimed or until required to be dealt with under any applicable law dealing with unclaimed money.

- Clause 5.6 provides that if a call in relation to a share is due and payable and not paid, the shareholder has no right to receive any dividends.

- Clause 10A.2(a) provides that the Class B Shareholders do not have any voting rights.

- Clause 13.2 provides that each shareholder who is entitle to vote on a resolution (where not disqualified from voting pursuant to the Listing Rules or the Act) has one vote on voting by voice or show of hands, and on a poll he has the number of votes equal to the number of fully paid shares held by that person.

- Clause 5.6 provides that where a call in relation to a share is due and payable and not paid the shareholder has no right to vote.

- Under clause 15.3, one third of the directors (excluding the managing director) retire by rotation each year and are eligible for re-election.

- Clause 27.3 provides that after distribution of assets to repay paid up capital any surplus assets will be distributed to the shareholders in proportion to the amount paid up by the shareholder on each share, save to the extent that the terms of issue of a share provide otherwise. The company does not have any partly paid shares on issue.

- Clause 10A.2(d) provides that the Class B shares are redeemable at the option of the company for consideration of K100 per million (or part thereof) of those shares.

- Clause 2.6(b) provides that the company is authorized to redeem any redeemable shares subject to the provisions of the Listing Rules and the securities clearing house business rules of Australia.

-     There are no provisions in the constitution in relation to sinking funds.

- Clause 5 provides that the Board may make calls on a shareholder in respect of any or all of the amount unpaid on the share unless the terms of issue make that payment payable at a fixed time. The company does not have any partly paid shares on issue. The constitution does not expose the shareholders to any liability to further capital calls by the company.

- There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the constitution.

- Under the Companies Act, any provision of the constitution can be altered by special resolution of the shareholders requiring a 75% majority vote of those attending and voting.

- Clause 8.2 provides that where the company by ordinary shareholders' resolution consolidates, divides or sub-divides its shares, the company may also by special resolution determine that, as between the shares resulting from the consolidation, division or sub-division, one or more of those shares has some preference or special advantage as regards dividends, capital, voting or otherwise over or compared with the other shares.

- Clause 8.3 provides that if the shares are divided into different classes of shares, the rights attached to any class of shares may only be varied or abrogated with either the written consent of 75% of the shareholders of that class, or, sanction of a special resolution passed at a separate meeting of that class of shareholders.

- Clause 8.4 provides that the board may do anything to give effect to any resolution authorizing or effecting the alteration of the share capital of the company, the variation or abrogation of rights attaching to any class of shares, or to adjust the rights of all parties.

- Clause 11.3 provides that the board may convene a special meeting of the company at any time. Alternatively, clause 11.4 provides that the shareholders may requisition the holding of special meeting as provided by section 102(b) of the Act, which requires a written request of shareholders holding shares carrying not less than 5% of the voting rights.

- Clause 11.2 provides that the company must hold an annual general meeting in accordance with the Act, which must be held not later than 15 months after the previous annual general meeting.

- Fourteen days' written notice of the meeting must be sent to the shareholders, directors and auditor of the company, stating the nature of the business, the text of any special resolution and, if required by the Australian Stock Exchange Listing Rules, include a form of proxy.

- All shareholders (including Class B shareholders) may attend a meeting of shareholders either in person, by proxy, by attorney or (in the case of a shareholder which is a body corporate) by a representative.

- Clause 12.2 provides that no business may be transacted by a meeting of shareholders unless a quorum of three is present. Clause 12.3 provides that, where a quorum is not present within 30 minutes after the time appointed for the meeting, (in the case of a meeting requisitioned by shareholders), the meeting is dissolved, or in the case of any other meeting, it is adjourned to the same time and the same place the following week, and if there is not a quorum within 30 minutes of the appointed time of that meeting, it is dissolved.

      In 1995, we were granted an exemption with respect to the quorum requirement under Nasdaq Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of the company's common voting stock. We comply with the quorum requirements set forth in the previous paragraph.

- There are no limitations on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law, or by the charter or other constituent document of the company in the constitution.

- There are no provisions in the constitution that would have an effect of delaying, deferring or preventing a change in control of the company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

- There are no provisions in the constitution governing the ownership threshold above which shareholder ownership must be disclosed.

- The company is incorporated, and has its principal activities, in Papua New Guinea. As such it is subject to the Act, the Securities Act of Papua New Guinea and the Takeovers Code under the Securities Act. The general effect of this legislation is referred to elsewhere in this Form 20-F.

-     In relation to an increase in capital by the issue of new shares, clause
      2.1 provides that this power is conferred on the board of directors subject to the listing rules of any applicable stock exchange (namely the Australian Stock Exchange, Port Moresby Stock Exchange and NASDAQ National Market). The conditions in this regard are no more stringent than is required by law. There are no pre-emptive rights of existing shareholders.

D. MATERIAL CONTRACTS

LIHIR MANAGEMENT

GENERAL. At December 31, 2003, Lihir Management Company employed 989 full-time employees for the Lihir operation. Lihir Management Company has entered into the Technical Support Agreement with Rio Tinto pursuant to which it is able to periodically supplement its expertise, by drawing on experienced engineering, construction and operations personnel from other Rio Tinto owned or controlled businesses from around the world. See "Technical Support Agreement" below.

The Lihir Management Company team includes commercial, engineering, construction and operations personnel. The senior members of the management team have extensive experience in mining operations.

MANAGEMENT AGREEMENT. While the company's board of directors has ultimate control and responsibility for all of the company's operations, and the exercise of all the company's powers and rights, pursuant to the management agreement the board of directors, has delegated to Lihir Management Company the authority and responsibility to manage the corporate affairs of the company, the construction and operation of the Lihir operation, any exploration activities undertaken by the company in the Lihir Group of islands, and any other operations and activities of the company. Subject to the restrictions described below, Lihir Management Company is permitted to enter into contracts on behalf of the company and to pay, out of the company's funds, all costs and expenses incurred by it in connection with its role as manager of the Lihir operation, including, without limitation, the salaries and other compensation payable to Lihir Management Company personnel, and the monthly management fee referred to below. In addition, Lihir Management Company is permitted to contract for the performance of its duties under the management agreement, provided, however, that any contracts with a related corporation of the manager, must be on ordinary commercial terms and at a cost no greater than that of obtaining the services from a contractor independent of the related corporations.

Lihir Management Company's discretion to manage the Lihir operation is limited in certain respects. Lihir Management Company cannot, without the approval of the company's board, incur any individual capital expenditure in excess of US$3,000,000 except in accordance with a budget approved by Lihir's board of directors, or incur any expenditure either in excess of 110% of an approved budget (except in emergency circumstances) or in excess of US$10,000,000 other than in accordance with an approved budget. In addition, Lihir Management Company may not at any time, without the approval of the company's board:

- approve any contract with a value greater than US$1,000,000 with a corporation related to it or with any other party for a term of more than one year and a value in excess of US$5,000,000

- approve any financial or operating lease for terms exceeding one year with capitalized values in excess of US$5,000,000

- settle any litigation or arbitration that would require the company to pay any amount in excess of US$500,000

- dispose of any of the company's property having an original cost, or being sold at a price, greater than US$5,000,000

- dispose of the special mining lease or any portion or all of the exploration license

- suspend operations or resume operations after any suspension except as permitted by the mining development contract

- make any changes in the approved proposal for development except as permitted there under

- undertake any business or exploration not contemplated in the approved proposal for development

- make voluntary pre-payments or alter the terms of any debt financing facility of the company.

All dollar amounts referred to in this paragraph are increased as of January 1 of each year (beginning January 1, 1997) by the application of the implicit price deflator of the U.S. Gross National Product.

The board of directors has delegated all of its responsibilities with respect to the company other than the responsibility to:

- nominate directors to the board of directors and to appoint the chairman of the board of directors

- commit the company to raise equity or to borrow funds and to approve any documents under which securities may be issued

- determine treasury policies, including foreign currency and interest rate exposure, as well as to determine risk management policies

- approve interim and annual reports, engage auditors and set accounting policies

-     determine dividend policies and approve dividends

- engage auditors to review and report to the board on the company's internal controls and compliance with statutory and regulatory requirements.

Until the end of 2003, Lihir Management Company has been paid a monthly management fee equal to the greater of US$250,000 (adjusted annually by the implicit price deflator for the US Gross National Product), or 1.5% of the average monthly operating costs of the Lihir operation during the preceding three months. From the commencement of 2004, this fee has been reduced and is now capped at US$1.5 million per annum. In addition, Lihir Management Company is entitled to receive 1% of all costs incurred on any expansion involving capital expenditures greater than US$50 million. For purposes of the foregoing, all capital and operating costs are calculated excluding the management fee paid or payable to Lihir Management. The company's obligation to pay the management fee will be suspended, 12 months after mining operations have been suspended as a result of certain specified events of force majeure, and one month after mining operations are suspended for any other reason.

The appointment of Lihir Management Company as the manager of the Lihir operation shall continue during the term of the mining development contract unless the management agreement is earlier terminated. The company can terminate the management agreement for specified reasons, including certain events of insolvency of Lihir Management, any breach by Lihir Management Company of the terms of the management agreement, or if Rio Tinto (directly or indirectly) ceases to hold at least 15% of the issued shares of the company, or Lihir Management Company ceases to be a wholly owned subsidiary of Rio Tinto or, upon six months notice, after the management agreement has been in effect for 20 years. In addition, the parties may of course agree to terminate the management agreement, or Lihir Management Company may terminate the management agreement, upon six months notice after the later of 10 years after the date of the agreement, and the repayment of all loans to the company, the terms of which require management of the Lihir operation by a related corporation of Rio Tinto. As a result of Rio Tinto not participating in the share issue undertaken by the company in November 2003 and January 2004, Rio Tinto's interest in the company was reduced below 15% to 14.46%. The company agreed not to exercise its right to terminate the management agreement on the basis of this dilution of Rio Tinto's interest.

The management agreement provides that none of Lihir Management Company, Rio Tinto, subsidiaries of Rio Tinto, or any of their respective directors, officers, employees, agents and representatives shall be liable to the company for, and all such entities and persons are indemnified and held harmless by the company against, any costs, losses, claims, damages or liabilities (collectively, "Losses") incurred, suffered or done in the course of the discharge of or arising in any way from, or in connection with the failure by the manager to discharge its duties under the management agreement, unless they result from the manager's willful omission or willful misconduct (each as defined therein). No such liability can result from a breach of the management agreement, if the breach would not have occurred if Lihir Management Company had not acted upon or omitted to act, following the instructions of or in accordance with any decision or determination by the company's board of directors. The company is indemnified by Lihir Management Company for losses that are the result of the manager's willful omission or willful misconduct.

Lihir's lenders have required as a condition of financing, that the Lihir operation continue to be managed by Rio Tinto or one of its wholly owned and controlled affiliates. This is a condition to borrowings under the current syndicated facility agreement, and any failure by Rio Tinto to wholly own or control Lihir Management Company will also constitute a review event.

GUARANTEE OF FINANCIAL OBLIGATIONS UNDER MANAGEMENT CONTRACT. Lihir Management Company is a wholly owned subsidiary of Rio Tinto Western Holdings Limited, which is wholly owned by Rio Tinto plc. Rio Tinto Western Holdings Limited issued a guarantee dated May 22, 1995, in favor of Lihir, of the financial obligations of Lihir Management Company under the management agreement. The guarantee may not be terminated by the guarantor while Lihir Management Company has any financial liability to the company under the management agreement. The guarantee does not apply to financial obligations arising from acts or omissions of Lihir Management Company after Lihir Management Company has ceased to be a subsidiary of the guarantor, provided the guarantor has procured an acceptable replacement guarantee from another guarantor acceptable to the company. The guarantee is not a guarantee of Lihir Management's performance under the management agreement.

TECHNICAL SUPPORT AGREEMENT. Under the technical support agreement, Rio Tinto has agreed to provide to Lihir Management Company from its own resources, or the resources of other members of the Rio Tinto Group, upon Lihir Management's request, all advice and personnel as may be required to enable Lihir Management Company to discharge its duties as manager under the management agreement.

In the technical support agreement, Rio Tinto has agreed to provide a variety of personnel to assist Lihir Management. At a flat rate (subject to increases for inflation) of US$600 per person per day, (plus travel and accommodation costs), Rio Tinto will provide contract services for such matters as ore reserves, mine engineering, geothermal issues, metallurgy, general engineering, infrastructure and financial analysis. In addition to these contract services, Rio Tinto may be called upon to provide support for Lihir Management's treasury, accounting, legal, mine planning, environment, financing, risk management and other such matters. For these services Rio Tinto is reimbursed for out-of-pocket travel and accommodation expenses. Rio Tinto also, from time to time, transfers for a specified period personnel to Lihir Management Company, to serve as senior management and to perform certain administrative functions, and is entitled to receive from Lihir Management Company an amount equal to the salary and statutory social security charges in respect of such personnel. The technical support agreement will remain in force until the termination of the management agreement or until Lihir Management Company ceases to be a subsidiary of Rio Tinto.

PNG MINING LAWS

The principal PNG mining laws are the PNG Mining Act, the Mining (Safety) Act and the Regulations under these acts. The PNG Mining Act, provides that "all minerals existing on, in or below the surface of any land in PNG, including any materials contained in any water lying on any land in PNG, are the property of" the PNG Government. The PNG Mining Act also provides for a system of licenses and leases, pursuant to which persons are permitted to explore for minerals, develop mines and extract mining products. The Mining (Safety) Act provides for the regulation and inspection of mines and associated works.

In 1990 and 1991, actions were brought in the PNG National Court challenging the constitutional validity of the prior Mining Act on the grounds that the PNG Government's ownership of minerals under privately owned land resulted in an unjust deprivation of property. The actions were dismissed on procedural grounds and thus the merits of the challenge were never decided. When the PNG Mining Act was enacted in June 1992, provisions were included in an attempt to clarify the constitutional status of any compulsory acquisition of property, or deprivation of the use or possession of property, which may be effected by or under the new PNG Mining Act.

The company has received advice from its PNG counsel, Blake Dawson Waldron, to the effect that even if the Special Mining Lease or Exploration License were determined to result in an unjust deprivation of property, the landowner's recourse would be an action for compensation against the PNG Government, and that the validity or legality of the grant of the Special Mining Lease or Exploration License could not be successfully challenged for this reason.

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

RELATED AGREEMENTS WITH PNG GOVERNMENT

EXPLORATION LICENSE. The Exploration License, (EL485) which gives it the exclusive right to explore for gold and other minerals over the rest of Lihir Island, including Luise Harbour, has been renewed on six occasions since its original issue in 1983, the most recent extension being made from March 31, 2002 and expiring on March 31, 2004. This license is in the process of renewal. An application for renewal was lodged in March 2004 and renewal fees paid. Relevant public hearings are scheduled for July 2004. The renewal process is procedural and no issues are anticipated in relation to granting of a further two year renewal. The Special Mining Lease has been carved out of the area previously covered by the Exploration License. For a discussion of exploration licenses generally, see "PNG Mining Laws" above.

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

In the Mining Development Contract, the company agreed to use its best efforts, to build and operate the Lihir operation as specified in the Approved Proposal for Development. The company is permitted to modify the Approved Proposal for Development without seeking the PNG Government's permission, as long as the modification substantially complies with the Approved Proposal for Development submitted by the company. In addition, the PNG Government will be deemed to have approved all modifications, which do not substantially comply with the Approved Proposal for Development, if they do not object to such a modification within fifteen days of receiving notice of such a change. The PNG Government has agreed it will not unreasonably withhold its approval of any modification, and all disagreements are subject to international arbitration. The company has the right to suspend its operations at any time, if, after notice to and consultation with the PNG Government, the company's revenues from the Lihir operation for the three months immediately preceding the date of the notice, are less than the sum of the royalties and operating costs. However, the company must immediately (and periodically thereafter until the resumption of operations) report such suspension to the PNG Government and must maintain the Lihir operation's assets in good order. After three years of suspended operations, the PNG Government can compel the company to resume the Lihir operation, unless an independent expert determines that the Lihir operation is still not economically viable. The PNG Government may raise the issue again 12 months after any such determination by an independent expert.

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

The Mining Development Contract governs the ability of the company to finance the Lihir operation, to retain sales revenues in foreign currency and to make payments and distributions in foreign currency. See "PNG Foreign Investment Laws and Exchange Controls".

The PNG Government has agreed to permit the company to import into PNG all materials necessary to construct and operate the Lihir operation and that any taxes or duties will be applied to these materials on a non-discriminatory basis. In addition, it has agreed to expeditiously approve the work permits and visas of any expatriate worker needed to work at the Lihir operation.

The PNG Government has also agreed to permit the company to export and market its mine products as it chooses, free of any export duty. Such marketing must be made on an arm's length basis and must comply with PNG Government notices prohibiting sales to buyers in certain jurisdictions on the grounds that such sales may cause PNG to breach international law or may be prejudicial to the national security or international relations of PNG.

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

The Mining Development Contract may only be terminated by the PNG Government if the Special Mining Lease expires and is not renewed, or the company surrenders the Special Mining Lease (other than for the renewal or extension thereof or for the issuance of a new Special Mining Lease), or the company abandons the Lihir operation, or if the company materially defaults in the performance of its significant obligations under the Mining Development Contract. These company's obligations include:

- to construct the mine and operate in accordance with the approved proposal for development (including the environmental plan)

-     not to incur debt in violation of certain coverage tests

- to convert its foreign currency revenues into Kina, subject to certain exceptions

- not to keep gold in inventory for a period greater than three months without placing in its Kina bank account an amount equivalent to the cash value of such gold

-     to comply with PNG Government notices forbidding certain sales of gold

- to comply with its various obligations to hire PNG employees or suppliers or contractors

- not to suspend its operations other than as permitted by the Mining Development Contract

- to comply in all material respects with the environment plan (see "Information on the Company - Property, Plant and Equipment - Environmental Considerations - Environmental Plan").

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

OPERATIONS AGREEMENTS

PRESSURE OXIDATION TECHNOLOGY LICENSE. On August 5, 1995, Lihir Management Company, acting for and on the company's behalf, entered into an agreement with Sherritt Inc under which Sherritt disclosed know-how relating to its proprietary and patented pressure oxidation technology and whereby, subject to certain payments, it granted an irrevocable, perpetual non-exclusive license to use the pressure oxidation technology in the company's processing plant, as patented or contained within Sherritt's know-how. In or before November 2000, Sherritt assigned its rights to the intellectual property, the subject of the license, and the license itself, to Dynatec Corporation.

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

SYNDICATED FACILITY AGREEMENT  - OVERVIEW

The US $50 million syndicated loan facility attracts an overall interest rate of 2.9% over LIBOR. The facility expires in June 2005 and its limit reduces in increments as follows:

June 30, 2003              US$10 million
June 30, 2004              US$10 million
June 30, 2005              US$30 million

SYNDICATED FACILITY AGREEMENT - DOCUMENTATION, TERMS AND CONDITIONS

  - Purpose: The available finance was first to be used to repay all sums owing under the then existing senior debt facility. The US$50 million revolving credit has since then been available for general corporate purposes, including the repayment of indebtedness and payment of dividends or return of capital to shareholders.

-     Pricing:

Interest margin                                    1.90%
Political risk insurance margin                    1.00%

      In certain limited circumstances changes in law and official regulations could increase the interest margin.

- Prepayment: The facility can be repaid on any interest payment date without penalty or at any other time on payment of interest period break costs, subject to two day's notice. The undrawn commitment may be cancelled without penalty on ten day's notice.

- Security: The lenders and hedge providers have the benefit of a fixed and floating charge over the assets of Lihir. The amount of secured gold hedging can be increased to 80% of proven and probable reserves and additional hedge providers can be introduced without the consent of the secured parties.

- Conditions Precedent: The lenders needed to be satisfied with the results of normal technical and legal due diligence. Political risk insurance satisfactory to the facility agent needed to be available for drawings under the facility.

- Representations and Warranties: Lihir was required to make customary representations and warranties, including confirmation of compliance in all material respects with the 1998 World Bank Environmental, Health and Safety Guidelines, on the day of signing the US$50 million syndicated facility agreement. Certain of these representations and warranties need to be repeated every six months.

- Undertakings: Undertakings given by Lihir included:

      - compliance with the 1998 World Bank Environmental, Health and Safety Guidelines;

      - restrictions on Lihir's ability to incur additional financial indebtedness and to create additional security interests over its assets;

      - maintaining gold price hedging between a minimum agreed profile and 80% of proven and probable reserves; and

      - providing to the facility agent and independent engineer each year the mine plan and cash flow projections used to calculate debt service cover ratios for financial covenants.

- Distributions to subordinated lenders and shareholders: If, at December 31 and June 30 each year, the debt service cover ratio for the following 12 months is greater than 1.25, and the life of mine debt service cover ratio is greater than 2.5, Lihir would have the right to withdraw cash in excess of a US$15 million minimum liquidity balance from the secured accounts.

- Events of Default: In addition to the normal default provisions relating to non payment, financial distress, misrepresentation, cross default and breach of undertakings, the agreement includes default provisions covering material adverse change, expropriation, war and political violence and exchange control.

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

- Review Events: If, without consent of the agent (acting on the instructions of all the lenders), Rio Tinto sells in whole or in part its current shareholding in Lihir or the manager of the project ceases to be a wholly owned subsidiary of Rio Tinto, the Agent may give notice to Lihir, within 21 days of becoming aware or being notified of such an event:

      - requiring the US$ 50 million revolving credit be immediately restructured in a manner acceptable to the Agent; or

      - requiring the US$ 50 million revolving credit be repaid and canceled within 180 days from such notification.

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

      The loan contains Event of Default provisions that, if satisfied, give EIB/MRDC the right to demand immediate repayment of the loan. These provisions concern events such as material misrepresentation of fact, failure to pay obligations under the loan when due, insolvency or liquidation of the Company, abandonment of a substantial part of the Company's business, substantial reduction in the net worth of the Company, default on other major loan agreements, and any material adverse effect on the Company's ability to service the loan. To date, no Event of Default has been triggered.

As part of the refinancing agreement signed on November 22, 2000, MRDC consented to revised terms of subordination and security in the on-lending agreement.

In January 2004, notice was forwarded to MRDC by Lihir of the company's intention to prepay the facility. The facility was fully prepaid on April 30, 2004.

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

Foreign workers, including those employed by the company, if they are resident in Papua New Guinea, will be subject to exchange control administered by the Bank of Papua New Guinea (the Central Bank), under the Central Banking (Foreign Exchange and Gold) Regulation. A taxation clearance certificate is generally required where cumulative remittances of foreign currency exceed K50,000 in a calendar year, and formal exchange control approval is generally required where total cumulative foreign currency remittances exceed K500,000 in a calendar year (approximately US$130,000), including for the purposes of buying securities. A person in this position will be able to purchase the company's ordinary shares, or American Depositary Shares, on exchanges outside Papua New Guinea, on which they are listed for quotation.

A foreign worker employed by the company, who is resident in Papua New Guinea, will be permitted to purchase the company's ordinary shares on the Port Moresby Stock Exchange in Papua New Guinea, without any restriction. A person who is not resident in Papua New Guinea, will be able to purchase the company's ordinary shares or American Depositary Shares, on the exchanges on which they are listed for quotation without any restriction. This position is generally applicable in PNG.

Any person who has purchased the company's ordinary shares would be permitted to hold them, and exercise the votes attached to them, without any limitations, subject to the provisions of the PNG Companies Act.

F. TAXATION

The following discussion is a summary of United States federal income, Australian and PNG tax consequences, to U.S. holders of ordinary shares, or of ADSs evidenced by ADRs. The discussion does not purport to be a comprehensive discussion, and is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), and the tax laws of PNG as in effect on the date hereof, which are subject to change. This discussion is also based in part, upon the representations of the ADS Depositary Bank of New York, and assumes that each obligation in the Deposit Agreement, and any related agreement, will be performed in accordance with its terms. The discussion does not consider any specific facts or circumstances that may apply to a particular investor, some of which (for example, tax-exempt entities, banks, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors who hold ordinary shares or ADRs as part of straddles, or hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Accordingly, prospective purchasers of ordinary shares or ADSs are urged to consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences including the PNG consequences, of their ownership of ordinary shares or ADSs.

UNITED STATES FEDERAL INCOME TAXATION

For purposes of this discussion, a "U.S. Holder," is any beneficial owner who owns the ordinary shares or ADSs as a capital asset, and is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis or, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion does not address aspects of United States taxation other than federal income taxation, and of PNG taxation, other than income taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, PNG, and other jurisdictions regarding tax consequences of owning and disposing of ordinary shares and ADSs.

In general, taking into account the earlier assumptions, for United States federal income purposes, holders of ADRs evidencing ADSs, will be treated as the owners of the ordinary shares represented by those ADSs.

TAXATION OF DIVIDENDS

Subject to the discussion under "Passive Foreign Investment Company Considerations" below, under United States federal income tax law, U.S. Holders will include, in gross income as a dividend, the gross amount of any distribution paid (before reduction for PNG withholding taxes), by the company, to the extent of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income, when the dividend is received, actually or constructively, by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction, generally allowed to U.S. corporations. The amount of the distribution will be the U.S. dollar value of the PNG Kina payments made, determined at the spot PNG Kina/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars, will be treated as ordinary U.S. sourced income or loss. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holders basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain conditions and limitations, the PNG tax withheld and paid over to PNG will be eligible for credit against the U.S. Holder's United States federal income tax liability.

For foreign tax credit purposes, the dividend will be income from sources without the United States, but generally will be "passive income" (or, in the case of certain holders, "financial services income") which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Distributions of additional ordinary shares to U.S. Holders, with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all shareholders of the company, generally, will not be subject to United States federal income tax.

TAXATION OF CAPITAL GAINS

Subject to the discussion under "Passive Foreign Investment Company Considerations" below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize U.S. sourced gain or loss, for United States federal income tax purposes, in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars), in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and, if the U.S. Holder's holding period for such ordinary shares or ADSs exceeds one year, will be a long-term capital gain or loss. Long-term capital gains of a non-corporate U.S. Holder are generally subject to a maximum tax rate of 20%.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

The company believes that for its 1995, 1996 and 1997 taxable years, the company was a passive foreign investment company, or PFIC, for United States federal income tax purposes, because the company had earned passive income from investments, while it had not yet earned any income from mining operations. While in certain circumstances, a company will not be treated as a PFIC during the first taxable year, in which such company has gross income, because the company had passive income for more than one taxable year, before earning income from mining operations, the exception would not be applicable. Consequently, U.S. Holders of the company's ordinary shares or ADSs, whose holding period includes all or part of the 1995, 1996 or 1997 taxable years of the company, will be subject to the special rules described below.

The company believes that it will not be treated as a PFIC for its 1998, 1999, 2000, 2001 and 2002 taxable years. However, the classification of the company as a PFIC will depend on a factual determination made annually and thus may be subject to change, depending upon the character of the company's income and assets in future years. The Code treats gains from transactions in commodities, such as gold, as passive income unless "substantially all", of a company's business is as an active producer of the commodity. The Regulations define "substantially all" to mean that 85% or more of a producer's gross receipts must be gross receipts from sales, in the active conduct of a commodities business or certain related activities. Under these rules, there can be no assurance that the company would not be treated as a PFIC in future taxable years, even though it is earning income from its mining operations.

A U.S. Holder of ordinary shares or ADSs, whose holding period includes a taxable year of the company, in which the company was a PFIC and who does not make a "QEF election" (as described below), will be subject to the following rules:

(a) Distributions made by the company during a taxable year, to a U.S. Holder with respect to the ordinary shares or ADSs that are an "excess distribution", (defined generally as the excess of the amount received with respect to the ordinary shares or ADSs, in any taxable year, in excess of 125 percent of the average received in the shorter of either the three previous years, or the U.S. Holder's holding period before the taxable year), must be allocated ratably to each day of the U.S. Holder's holding period. The amount allocated to the current taxable year is included as ordinary income, in the U.S. Holder's gross income for that year. The amount allocated to each prior taxable year is taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year, and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

(b) The entire amount of any gain realized, upon the sale or other disposition of ordinary shares or ADSs will be treated as an excess distribution made in the year of sale or other disposition, and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder, elects to have the company treated as a "qualified electing fund" (a "QEF election"), in the first taxable year in which the U.S. Holder owns the ordinary shares or ADSs, and for which the company is treated as a PFIC, and the company complies with certain reporting requirements. The company intends to comply with all reporting requirements necessary for a U.S. Holder to make a QEF election, and will provide to U.S. Holders such information as may be required to make such a QEF election effective.

A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the company's ordinary earnings, and net capital gain (at ordinary income and capital gains rates, respectively), for each taxable year of the company in which the company is a PFIC (which, as discussed above, may be a significant number of taxable years), regardless of whether or not distributions were received. The U.S. Holder's basis in the ordinary shares or ADSs, will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

For taxable years beginning after 1997, a U.S. Holder of ordinary shares or ADSs in a PFIC that is treated as "marketable stock", may also make a mark-to-market election. An electing shareholder will not be subject to the PFIC rules described above. Instead, in general, an electing shareholder will include in each taxable year as ordinary income the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over their adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis, of the ordinary shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Holder's basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

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

PAPUA NEW GUINEA TAXATION

The application of PNG taxation to U.S. Holders in relation to income derived from their ADRs or ordinary shares will depend upon whether they are resident in PNG or not. A person, other than a company, will normally be a resident of PNG if that person:

      - is domiciled in PNG, unless the person's permanent place of abode is outside PNG; or

      - has been in PNG for more than one half of the year of income, unless that person has a usual place of abode outside PNG and does not intend to take up residence in PNG.

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

If a US Holder is not a resident of PNG, the dividend (withholding) tax on the Holder's ordinary shares will be a final PNG tax on that income, provided that the U.S. Holder does not carry on business through a permanent establishment in PNG. Assuming that the US Depositary for the ADRs never becomes a resident of PNG, this will apply to the ordinary shares held by the Depositary on behalf of the ADR holders. Further distributions of the dividend income by the Depositary to the ADR holders who are themselves not resident in PNG will not be liable to any further PNG tax.

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

In addition, although PNG does not have a capital gains tax as such, any person deriving in PNG a profit, arising from the sale of any property acquired for the purpose of profit-making by sale, or from the carrying on or carrying out of any profit making undertaking or scheme, will be liable to tax in PNG on that profit. Such profit will be included in that person's assessable income and, after any allowable deductions are made, will be subject to income tax at the normal rates applicable to individuals and companies.

Transfers of marketable securities which are registered in PNG will be liable to PNG stamp duty as follows:

      - if transferred through a stock broker registered to operate on the Port Moresby Stock Exchange, the transfer is exempt from stamp duty;

      - if transferred through a recognized broker or broker's agent, at the rate of 0.2% payable by the vendor and 0.2% payable by the purchaser of the sale/purchase price for the securities; and

      - otherwise at the rate of 1% of the value of the securities, payable by the purchaser or transferee.

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

It is also possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

J. SUBSIDIARY INFORMATION

Not applicable.

ITEM 19. EXHIBITS

The following exhibits are being filed as part of this Amendment No. 1:

12.1 Certification to this Amendment No. 1 of the Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2 Certification to this Amendment No. 1 of the Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its Annual Report for the year ended December 31, 2003, to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       LIHIR GOLD LIMITED
                                                       (Registrant)

                                                       /s/ Neil Swan
                                                       ------------------------
                                                       Name: Neil Swan
                                                       Title: Managing Director

Date: April 12, 2005