Form 20-F
period 2004-12-31
LIHIR GOLD LTD
filed 2005-06-30
CIK 1000300

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at December 31, 2004).
Lihir Gold Limited Ordinary Shares of no par value:	1,284,224,710	fully paid shares
Lihir Gold Limited Treasury “B’ Shares	161,527,405

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                     No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                      Item 18 ☑

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

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and the notes thereto, which have been audited by PricewaterhouseCoopers of Papua New Guinea, independent public accountants, whose report is included at Item 18 of this annual report, and Item 5 entitled “Operating and Financial Review and Prospects”. The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 2004, 2003 and 2002 and the balance sheet data at December 31, 2004, 2003 and 2002 are derived from, and are qualified by reference to, the audited financial statements of Lihir Gold Limited (also referred to in this annual report as “Lihir” or the “company”) prepared in accordance with International Financial Reporting Standards or International Financial Reporting Standards (“IFRS” or “IFRS”) and included elsewhere in this annual report and should be read in conjunction with those financial statements and the notes thereto.

The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 2001 and 2000 and the balance sheet data at December 31, 2001 and 2000 are derived from, and are qualified by reference to, the audited financial statements of Lihir not included in this annual report and should be read in conjunction with those financial statements and notes thereto.

	Year ended December 31,
	(In US$ millions, except where indicated)
	2004	2003	2002	2001	2000
Amounts calculated in accordance with IFRS:

Income Statement Data:
Sales revenue (1)	234.7	214.5	213.2	233.2	226.6
Profit/(loss) from ordinary activities after taxation (2)	329.2	34.8	53.2	59.2	(99.4)
Earnings per share, basic and diluted (3)	0.256	0.030	0.047	0.052	(0.087)
Number of ordinary shares (millions) (4)	1,284.2	1,282.3	1,142.3	1,142.3	1,137.1

Balance Sheet Data (5):
Total assets	1,156.9	748.9	576.7	585.3	547.6
Cash and current receivables held	88.7	163.2	38.5	53.0	69.0
Current liabilities	104.3	60.3	27.5	33.3	64.8
Long term obligations	215.4	227.2	122.7	55.7	99.3
Total shareholders’ equity (6)	837.2	461.4	426.4	496.3	383.5
Paid up capital (7)	1,027.5	1,025.3	873.8	873.8	873.8
Cash dividends per ordinary share (3)	—	0.016	—	—	—

Expenditure and Financing Data:
Cash flow from operating activities	30.3	16.7	22.8	62.1	39.1
Total expenditure on investing activities	(87.6)	(26.9)	(24.4)	(36.5)	(2.0)
Financing activities:
Issuance of ordinary shares	2.2	151.5	—	—	—
Restructure hedge book	—	—	—	—	42.6
Repayment of loans	(14.0)	(7.0)	(3.8)	(28.4)	(85.8)
Dividend paid	—	(14.2)	—	—	—

Total financing activities	(11.8)	130.3	(3.8)	(28.4)	(43.2)

Amounts calculated in accordance with US GAAP:
Sales revenue (1)	234.7	214.5	213.2	233.2	226.6
Net income/(loss) (8)	141.6	0.4	38.6	42.3	(327.7)
Earnings per share, basic and diluted (3)	0.11	0.00	0.03	0.04	(0.29)
Number of ordinary shares (millions) (4)	1,284.2	1,282.3	1,142.3	1,142.3	1,137.1
Total assets (5)	903.8	683.4	536.7	577.0	540.8
Total shareholders’ equity (5)	584.1	395.9	395.3	496.2	383.8
Long term obligations(5)	215.4	227.2	113.9	47.4	92.1

(1)	Alternative terminology: “net sales” or “operating revenues” For consistent disclosure with 2004, sales have been restated for 2000 to include amortization of hedging costs, which had previously been classified as an operating cost prior to 2001.

(2)	Alternative terminology: “income/(loss) from operations”, “income/(loss) from continuing operations” or “net income/(loss)” since Lihir has no discontinued operations and no income from non-operational sources.

(3)	In US$ per share. Lihir paid its maiden dividend of $A0.02 per share on the July 16, 2003.

(4)	As adjusted to reflect changes in capital.

(5)	At period end

(6)	Alternative terminology: “net assets”

(7)	Alternative terminology: “capital stock”

(8)	Includes the cumulative effect in 2004 of a change in accounting policy with respect to the method of deferred mining costs. Please refer to note 30 (viii) of the Financial Statements.

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

Lihir is dependent on a single operation

Other than exclusive exploration rights over the rest of Lihir Island, the company has no assets or operations other than those relating to the Lihir operation. While the company intends to continue to undertake exploration elsewhere on Lihir Island, at present it is expected that this exploration activity will be limited and that the company’s principal activity will be owning, further developing and operating the existing Lihir operation. Accordingly, Lihir’s commercial viability is completely dependent upon the successful operation of the Lihir mine and associated processing plant. No assurances can be given that the company will be able to sustain successful mining operations or that the Lihir operation will remain commercially viable.

Lihir’s operations may be adversely affected by difficult geological conditions

Lihir’s operation depends, in part, upon the success of Lihir’s engineering solutions to particular hydrological and geothermal conditions. To Lihir’s knowledge, these conditions have never been experienced before in this combination in a mine of the size of the Lihir operation. Significant removal of both groundwater and sea water inflow and geothermal control is required during mining. While Lihir has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics and/or feasibility of the Lihir operation. See “Information on the Company – Business Overview – Description of Operations – Mining – Dewatering and Geothermal Control”.

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

Notwithstanding the foregoing, no assurance can be given that the Lihir operation will not be adversely affected by volcanic or earthquake activity (including resulting tsunami risk) during the life of the Lihir operation.

See “Information on the Company — Property, Plant & Equipment — Environmental Considerations - Seismic Considerations”.

Lihir’s insurance does not address all operating risks

The mine, processing plant or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the company, including environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, geothermal and seismic activity, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While Lihir currently intends to maintain insurance within ranges of coverage the company believes to be consistent with industry practice, no assurance can be given that Lihir will continue to be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims. See “Information on the Company – Property, Plant and Equipment — Insurance.”

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

In addition to the national PNG Government, PNG has a system of 19 provincial level governments most of which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

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

Lihir is vulnerable to landowner identification and compensation issues

A high proportion of land in PNG is held under customary land tenure, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure is difficult to alienate, largely as it is almost entirely communally owned. Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, is often extremely difficult. Lihir believes that the satisfactory resolution of any local landowner concerns is essential to the development and operation of a mine in PNG and operates accordingly. The failure to adequately address landowner issues has contributed to the disruption of other mining projects in PNG. While the company has spent considerable time, effort and expense in an attempt to resolve landowner issues relating to the Lihir operation, no assurance can be given that disruptions arising out of landowner dissatisfaction will not occur. See “Information on the Company – Business Overview — Description of Operations – Community Affairs”.

Lihir’s results are dependent upon volatile gold prices

Because substantially all of Lihir’s revenues are derived from the sale of gold, Lihir’s earnings are closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond the company’s control, such as central bank sales, demand for precious metals, forward selling by producers and purchases of gold and production cost levels in major gold producing regions, including South Africa and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors, such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand, and political and economic situations. Gold market prices are also affected by worldwide production levels. While the current demand for, and supply of, gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities. The potential supply of gold consists of new mine production, plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. Further, the central banks of several countries and multilateral organizations, such as the European Monetary Institute and the International Monetary Fund, have sold some of the gold held by them as reserves. They may sell additional amounts of gold in the future, which could result in declines in the market price of gold.

All these factors are beyond Lihir’s control and accordingly it is impossible for the management of Lihir to predict accurately future movements in gold prices.

Gold prices declined significantly from the fourth quarter of 1997 and continued to languish below a level of US$300 /ounce on average during 1998, 1999, 2000 and 2001 before averaging $310 per ounce in 2002 and $363 per ounce in 2003. In 2004, the gold price rose through $420 per ounce, fell to $375 and then followed an upwards trend for the remainder of the year, reaching a high of $US454 per ounce in December 2004. (All prices are from the London Bullion Market, “London P.M. Fix”). The current spot rate (as of 31 May 2005) of approximately $US 414 per ounce is well above the price levels upon which the company originally estimated its reserves and designed its pit shell (US$365 and US$375 per ounce, respectively). See “Information on the Company – Property, Plant and Equipment – Reserves Estimates”. However, if gold pricing were to decline over an extended period, significantly below the current price used by Lihir in estimating its reserves of US$380 per ounce, it could render certain of Lihir’s ore reserves uneconomic, and require a re-evaluation and/or downward adjustment of ore reserves. It could also result in losses and write-downs of Lihir’s assets by having a material impact on the recognition of impairment losses, deferred tax assets, and the decision to value economic grade stockpiles. If gold were to fall below Lihir’s variable production costs for a sustained period, Lihir might have to curtail or suspend some or all of its operations.

The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in US$ Per Ounce of Gold

Year	High	Low	Average
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	319	363
2004	454	375	409
2005 to May 31, 2005	444	411	427

The London P.M. Fix on 31 May 2005 was US$414.45 per ounce of gold.

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

Lihir’s hedge contract delivery prices are below current spot gold prices

While Lihir’s current hedge book commitments at May 31, 2005 represents less than 9% of gold reserves, the prices at which the company must deliver to hedging counterparties for these contracts is approximately $333 per ounce. The mark to market value of the hedge book was negative US$175.4 million on May 31, 2005. Although the company has between 300,000 and 400,000 ounces of the hedge contracts due for delivery in each of the next 5 years, the company intends to deliver no less than 160,000 ounces into the scheduled hedge contract each year. The company has been successful at rolling forward some of these “out-of-the-money” hedge deliveries to later years and thereby mitigated the cash impact of delivering gold at these lower prices. No assurance can be given that the hedging counter-parties will continue to roll forward a portion of the hedge contracts.

Lihir’s prospects are partly dependent on reserves estimates and future experience

The reserve estimates presented in this annual report are estimates based on a gold price of US$380 per ounce, for a cut off grade of 1.45 g Au/t using end 2004 mine life cost estimates, and within a mine pit designed at US$380 per ounce.

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

Lihir’s financing agreements impose limitations on its operations

The syndicated facility agreement signed by Lihir on November 22, 2000 and extended in April 2005 contains numerous events of default, which would entitle the banks to prevent future draw-downs, declare all outstanding borrowings under the facility to be immediately due and payable and foreclose on Lihir’s assets, almost all of which have been pledged or otherwise encumbered to secure such borrowings. The facility contains a number of covenants by the company which are likely to restrict its future operations, including, but not limited to, agreements not to engage in any business activities other than those relating to the Lihir operation and the proposed exploration, to incur any additional indebtedness or encumbrances or to pay any dividends, or make certain other restricted payments unless certain conditions are met, in each case without the required consent of the banks. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Additional Information – Material Contracts – Financing Agreements”.

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

Lihir has extended this facility, due to expire in June 2005, for a further 12 months. The company believes that it will be able to replace this facility on acceptable terms and has commenced discussions with current and potential syndicate members for this purpose. However, there is no guarantee that such replacement will be successful.

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

Lihir is vulnerable to a limited market for the Kina and foreign exchange controls

The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina, and no assurance can be given that Lihir will be able to convert any Kina funds it has into other currencies, at rates comparable to those at which funds were initially remitted to PNG or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG central bank, to convert funds from Kina into other currencies. While these regulations also generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG. Under the mining development contract, the PNG Government has agreed to ensure that the PNG central bank will grant to the company permission to retain certain of its funds in other currencies than Kina, and to convert and transfer its Kina funds into offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies, and the sale of gold, in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, Lihir is still exposed to certain exchange rate fluctuations and convertibility risks. There can be no assurance that the Kina will not depreciate from its current position against the U.S. dollar. See “Additional Information – Exchange Controls”.

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

Lihir is dependent on Rio Tinto for the provision of certain services, including management

Rio Tinto was one of the original joint venturers in the Lihir project and an original shareholder in the company. It currently owns 14.46% of Lihir’s issued ordinary shares. Lihir continues to be dependent on Rio Tinto and certain of its affiliates in several important respects. Pursuant to the Management Agreement, the board of directors has delegated management of most aspects of the corporate affairs, operations and activities of the company to Lihir Management Company, an affiliate of Rio Tinto. At present a number of members of the company’s senior executive consisting of, the Managing Director/Chief Executive Officer, Chief Financial Officer and General Manager Operations until May 2005, are seconded to the company from the Rio Tinto group. In addition, the General Manager External Affairs & Sustainable Development was also seconded until he was replaced in May 2005. The new incumbent is not seconded from Rio Tinto.

Certain technical services are provided to the company by Rio Tinto and its affiliates under the Technical Support Agreement.

As a result of these arrangements, Lihir is dependent upon employees of Lihir Management Company, and Rio Tinto and its affiliates, to provide the executive and senior technical services customarily performed by direct employees.

Lihir is exposed to potential conflicts of interest

Under current PNG law directors have fiduciary duties to all shareholders. However, the representatives of Rio Tinto on the company’s board of directors may have actual or potential conflicts of interest between their responsibilities to Lihir as a director, and their employment obligations to Rio Tinto, who appointed them. Although the directors understand their fiduciary duties, and the company is not aware of any intention on their part to contravene such duties, it is nevertheless possible that such directors could resolve such actual or potential conflicts in the interests of Rio Tinto, instead of in the interests of Lihir and its shareholders as a whole. In addition, the seconded employees of Rio Tinto and its affiliates, who provide executive, managerial, technical and administrative services to the company pursuant to the management agreement, and technical support agreement, may have similar conflicts of interest in performing such services between their responsibilities to Lihir, and employment obligations to Rio Tinto, and may resolve such conflicts in the interests of Rio Tinto, rather than the company. In the absence of certain events, the company will not be able to terminate the management agreement, or technical support agreement, for 20 years from signing, and under the management agreement, the company has waived its right to bring any action against Lihir Management, Rio Tinto, Rio Tinto’s subsidiaries, or any of their employees or representatives for any losses or liabilities incurred by the company, arising out of the performance or non-performance by Lihir Management Company, of its duties under the management agreement, unless they result from a willful omission or willful misconduct by Lihir Management Company.

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

Lihir’s shareholders are subject to different rights under certain circumstances

Lihir’s corporate affairs are governed by its constitution and the laws of PNG. Principles of law applicable to Lihir and its shareholders may differ from those that would apply if Lihir were incorporated in a jurisdiction in the United States. For example, while in most cases shareholder votes are held by ballot in a manner similar to the practice in the United States, in certain circumstances shareholder votes can be limited to persons actually present at a shareholder meeting (either shareholders or representatives of shareholders), and the quorum for such purposes can be as low as three such persons. The board of directors also has the ability to refuse to register transfers of ordinary shares that would breach Australian Stock Exchange (ASX) rules or contravene laws. In addition, Lihir’s shareholders may have fewer or less well-defined rights under PNG corporate law with which to protect their interests, against actions by its board of directors or major shareholders than they might have as shareholders of a corporation incorporated in a jurisdiction in the United States.

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

A. History and Development of the Company

Introduction

Lihir Gold Limited is a corporation incorporated in 1995 under the laws of Papua New Guinea (PNG) and registered under the Companies Act 1997 of PNG. The registered office of the company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, PNG. The telephone number of the registered office is +675 321 7711. The company’s website is www.lihir.com.pg. The Company owns and operates a gold mining project located on Lihir Island in the New Ireland province of PNG. Production of gold from oxide ore commenced in May 1997. In October 1997, the company completed construction of the processing and related facilities for the Lihir operation and commenced production of gold from sulfide ore.

The initial exploration and development work on the Lihir operation was conducted by a joint venture beginning in 1982. A subsidiary of Rio Tinto plc (referred to collectively with its subsidiaries and affiliates, as “Rio Tinto”), one of the participants in the joint venture, prepared a feasibility report on the Lihir operation dated March 1992 and amended in September 1993, October 1994 and May 1995, which was reviewed and audited by Micon International Limited. The joint venture, which undertook almost nine years of test drilling and numerous geological and other studies on the Lihir operation, spent a total of US$147 million on exploration and pre-development activities in relation to the Lihir operation. In October 1995, the company acquired the assets relating to the Lihir operation from the joint venture and issued and sold ordinary shares in a global offering. As of December 31, 2004 and as of the date of this annual report, excluding the shares in the company held by Niugini Mining Limited (an original joint venture participant that is now a wholly-owned subsidiary of the company), the former participants in the joint venture (or their assignees) collectively owned 262,927,557 (20.47%) of the outstanding ordinary shares of the company, as follows:

Shareholding
Rio Tinto Metals Limited	161,527,406
Rio Tinto Lihir Holdings Ltd	24,230,720
Mineral Resources Lihir Ltd	77,169,431

Total	262,927,557

No options over the company’s shares remain outstanding. See “Major Shareholders and Related Party Transactions – Major Shareholders – Share Options”.

The assets acquired from the joint venture included the Special Mining Lease, which gives the company exclusive mining rights within the leased area of Lihir Island for 40 years from 1995. The Lihir operation relates to the mineral deposits located within the area covered by the Special Mining Lease. The company also holds the Exploration License (EL485), which provides the company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period, through to March 31, 2006. See “Additional Information-Material Contracts-Related Agreements with PNG Government”.

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

For a summary of certain risks relevant to an investment in the company, including but not limited to those relating to the company’s relationship with Rio Tinto, see “Key Information — Risk Factors”.

Capital Expenditures

The feasibility report for the Lihir project originally estimated that a total of US$673 million (in mid-1995 dollars) in capital expenditures would be required for pre-production development and construction of the Lihir operation, excluding the US$147 million in exploration and pre-development expenditures made by the joint venture participants prior to the global offering. This was subsequently re-estimated to be US$780 million (in mid-1996 dollars), when the definitive estimate for construction was completed. This increase represented a number of changes in scope, particularly in the areas of financing costs, pit and operations development, and working capital, inflation and the decision to move to the early processing of oxide ore. The actual cost of construction was US$792 million, which reflected some further changes to scope, such as a re-design of the tailings disposal system, and accommodation and other infrastructure.

Capital expenditure over the last three financial years, as discussed in note 12 to the financial statements, has been as follows:

	US$ millions
	2004	2003	2002
Projects	47.6	10.0	2.9
Mine	27.4	10.2	13.9
Processing	12.7	6.9	9.2

Total	87.7	27.1	26.0

Capital expenditure in fiscal year 2002 included US$6.1 million on geothermal wells, US$4.7 million on a pebble crusher, US$3.4 million on the progressive replacement of the mining fleet, and US$3.0 million on a pilot 6MW geothermal power station.

Capital expenditure in fiscal year 2003 included US$3.4 million on geothermal wells, US$5.9 million on the progressive replacement of the mining fleet, US$2 million to complete the 6MW geothermal power station, US$4.3 million on the installation of additional GEHO pumps for each of the autoclaves, and US$1.4 million on water sediment control. By the end of 2003, US$1.4 million had also been spent on site works for the 30MW geothermal power station.

Capital expenditure in fiscal year 2004 included US$38.5 million for the construction of a 30MW geothermal power station, US$15.4 million on the progressive replacement of the mining fleet, US$6.4 million to construct and install an additional high-rate grinding thickener, US$2.7 million for major plant projects including a partial re-bricking of the autoclaves. US$0.9 million to improve gold recoveries and install a CCD bypass, and in excess of a further US$5 million for a range of mine technical projects, most notably geothermal resource investigation, Kapit depressurization, and the drilling of steam wells. These expenditures were funded from an equity capital raising conducted by the company in November 2003 and from operations.

For fiscal year 2005, capital expenditure of US$78.1 million is projected. This estimate includes a further US$12.0 million to complete the 30MW geothermal power station, an allowance of over US$23.0 million to progress the construction of an additional 20MW geothermal plant, US$5.0 million for de-watering wells necessary to allow mining of deeper Lienetz benches, US$5.0 million for depressurization and geotechnical projects, US$5.0 million for a gravity gold separation circuit to further improve gold recovery, US$3.0 million for the construction of an additional barge, supplemented by the rebuild of an existing barge, and US$2.7 million for the continued re-bricking of the autoclaves (as in 2004). The capital plan also allows for the sealing of some community roads on Lihir Island to commence in 2005, meeting a commitment made to the community under the Integrated Benefits Package at the commencement of the project. These expenditures will be funded from the remaining proceeds of the equity issue conducted in November 2003 and from operational cash flows.

B. Business Overview

Lihir’s operations consist of a significant, single mine that produces gold doré (a mixture of gold and other metals) as its sole product. The gold is mined and processed on Lihir Island in PNG. After refining by AGR Matthey in Perth — Western Australia, the gold is ‘sold spot location London’ through the international gold market or delivered into hedge contracts with selected hedge counter-parties (specifically ABN-AMRO, Commonwealth Bank of Australia, Deutsche Bank, Macquarie Bank, SG Australia, Goldman Sachs JB Were, and Mitsui). The gold market is not generally regarded as being influenced by seasonal factors. See Key Information – Risk Factors for a discussion of gold prices and Operating and Financial Review and Prospects – Sales for discussion of hedging.

Lihir’s licenses to operate and mine in PNG are subject to the PNG Mining Act 1992 and the mining development contract dated March 17, 1995 with the PNG Government. See “Additional Information – Material Contracts PNG Mining Laws and Related Agreements with PNG Government” Lihir’s use of patented process technologies, including Dynatech’s (formerly Sherritt) pressure oxidation process, are secured through life-of-mine license agreements.

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

During the period of open pit mining, (the “mining period”), which, based on the current preliminary mine plan, expected to continue for the next 16 years of gold production up to and including 2020, the higher grade ore will be fed directly into the processing plant and the lower, economic grade stockpile ore will be stockpiled for processing during the period after open pit mining ceases. The stockpile-processing period (the “stockpile processing period”) is expected to last until beyond 2040. The Company is exploring ways of bringing forward the processing of economic grade stockpiles.

The previous main gold-producing pit was Minifie, at which production is being scaled back from early in 2005 as relative gold grades decline. The second pit, Lienetz, is being developed in a series of phases to produce the majority of gold ore from 2005 until 2015. The third ore body, Kapit, is scheduled to commence development in 2011 produce ore from 2014 onwards and, with cutbacks during this period to both Minifie and Lienetz, complete the mining period.

Based on the current reserve and mine plan estimates, production is expected to be approximately 700,000 ounces in 2005, then averaging around 710,000 ounces in the years 2006 to 2019 inclusive. However, production levels are expected to be altered favourably by the flotation processing expansion. See “Operating and Financial Review and Results – Trend Information”. Because the higher grade gold will be processed first, annual gold production is expected to drop significantly after the mining period to approximately 300,000 ounces per year from the end of the mining period until the end of the stockpile processing period.

Mining

General. The open pit mine is expected to produce an average of approximately 11.0 million tonnes of ore per year for most of the mining period, with a rapid decline from 2017 until mining closure in 2020. Ore production was 9.3 million tonnes in 2002, 11.0 million tonnes in 2003 and 11.6 million tonnes in 2004. Total annual extraction of ore plus waste from the pit should range from 50 to 60 million tonnes per year from 2005 to 2014 and decrease rapidly thereafter.

The ultimate pit shell contains approximately 678 million tonnes of material, of which approximately 149 million tonnes are proven and probable reserves in-pit and 529 million tonnes are waste, for an overall waste/ore stripping ratio of 3.6. Most waste material will be disposed of offshore in deep water within the confines of the Special Mining Lease.

Mining of sulfide ore commenced in the Minifie area because of its higher grade and shallower depth, and will be extended over time to encompass the Lienetz and Kapit deposits. During 2002, 2003 and 2004 most of the mining was from the Minifie ore body. Production of ore from the high grade Phase 5 in the Lienetz ore body started in the final quarter of 2004 and is scheduled to be material to overall gold production from June 2005.

Material moved during 2004, 2003 and 2002 is shown in the table.

	2004		2003		2002
	K tonnes	g Au/t	K tonnes	g Au/t	K tonnes	g Au/t
High-Grade Sulphide Ore	5,036	5.11	5,692	4.53	4,985	5.20
Low-Grade Sulphide Ore	6,551	2.23	5,287	2.31	4,305	2.31

Total Ore	11,586	3.52	10,979	3.46	9,290	3.86

Total Waste	35,170		23,945		30,723
Total Material	46,755		34,924		40,013

Pit Design and Planning. Pit design is a two-stage process. The first stage develops pit shells that group material into zones of equivalent value (on an undiscounted basis). The second stage schedules the material from these shells and selects the shell that yields the highest value as the basis for detailed design. Pit optimization used processing and fixed costs projected at the time with a processing recovery approximating 90%.

Detailed designs are developed for all phases (push backs) out to and including the ultimate pit shell. These detailed designs were then scheduled with cut-off grade optimization to provide a Life of Mine plan. Detailed medium and short-term plans are then developed.

Pit face slope angles range from 15o to 26o in soil-strength material, 33o to 35o in weak rock, and 50o in hard rock. In areas that are predominantly waste, mining is carried out on 12-metre benches. In all other areas, 6-metre benches are primarily used.

The mining sequence was determined with a view to maximizing the Life of Mine value of the deposit using computer techniques, engineered designs and experience. This resulted in 11 mining phases with a variable mill feed cut-off grade for direct process ore for each year of the mining period.

Production Scheduling. Because of the nature of the ore deposits, it is not possible to mine only higher-grade material during the mining period. In order to maximize project value, the mining and production schedule is structured to deliver the maximum amount of higher-grade ore to the process plant as soon as possible, consistent with an orderly mining schedule. In addition to mining higher ore grade blocks first, a variable mill feed cut-off grade is established for each year. Ore with a grade equal to or greater than the applicable annual mill feed cut-off grade is sent directly to the process plant, while ore with a grade below the cut-off grade but (above the waste cut-off grade) is stockpiled for later processing.

The annual mill feed grade is expected to lie in the range 4.1 g Au/t to 7.0 g Au/t during the mining period, with an overall grade of approximately 5.5 g Au/t for the entire period. At the end of the mining period, the various stockpiles are expected to contain approximately 66 million tonnes of material averaging around 2.4 g Au/t.

Sulphide Content. While the average sulphide content of the reserves is 5.3%, the sulfur content is variable. Therefore, significant effort is committed to control blending of plant feed to maximise throughput by sequencing mine development and stockpile interchange strategies. The ore blend and sulfur target varies depending on ore type, ore reactivity, the number of operating autoclaves (target sulfur for complete oxygen utilization is lower when three autoclaves are on line), age of stockpiled ore, ore settling characteristics and gold grade. The long term average plant feed sulphur grades are at the lower operating range for direct feeding to the autoclaves and interruptions to the mine plan can have a significant impact on ore processed due to the lack of flexibility to allow for alternative blending strategies.

Economic Grade Ore Stockpiles. All ore grading below the applicable annual mill feed cut-off grade (but above the waste cut-off grade) will be stockpiled for processing after open pit mining ceases. In addition, the PNG Government required that ore with grades above 1.6 g/t be stockpiled for the first 6.5 years of production. At the completion of the mine period, the lower, economic grade will be fed to the process plant during the ‘stockpile processing period’.

Waste Rock Disposal. Because of the lack of suitable land, the potential for seismic activity, high rainfall and the potential for acidic run-off, the company and the PNG Government concluded that land-based disposal of waste rock was not a viable option and that the preferred option, in terms of cost and environmental acceptability, was to use some of the waste rock to build the base of the stockpile in Luise Harbor and to dispose of surplus or unsuitable material offshore. The acidic characteristics of the waste rock are neutralized in sea water. The waste disposal facility comprises four bottom dump self-propelled barges and two loading docks of three bays each in a single wharf structure. A fifth waste barge is being acquired in 2005.

Dewatering and Geothermal Control. The Lihir mine pit poses unique challenges. The gold resource is associated with a residual geothermal system and is located adjacent to the sea. The pit must be dewatered to keep the water table below the operating level of the mine, for which purpose there are 12 operating dewatering wells. Dewatering operations have successfully maintained dry pit operating conditions with the base of the Minifie pit now reaching 155m below sea level and Lienetz 90m below sea level.

While the Luise Caldera, where mining operations take place, is no longer an active volcanic center, the residual geothermal effects must be made safe by reducing temperatures and pressures in the vicinity of the pit, in order that high temperature waters and steam generation do not pose a threat to the safety of operators. Since 1999, 10 deep wells (greater than 1000m depth), 24 shallow wells (400-600m) and 50 surface wells (less than 400m) have been completed. Steam discharge has now been continuous since 2000,with wells in the west Minifie and Lienetz areas operating during this period and in the Kapit pit from late 2004. Wells in the Lienetz are were commissioned in early 2003 and are increasing steam discharge levels ahead of the development of the Lienetz pit. The second phase of installing surface steam discharge wells for Lienetz has continued through 2004 and will be ongoing for the pit’s mine life. The first stage of discharging steam from Kapit Pit has commenced with a trial drill program and monitoring to gather information on its final discharge design.

Power generation using geothermal steam has been demonstrated to be a viable option for Lihir. A six-megawatt pilot plant was commissioned in April 2003. This plant is fed on steam from the shallow steam relief wells already completed as part of the mining development. Construction of a further thirty-megawatt plant is under way and expected to be fully commissioned by July 2005. Geophysical and well investigations, are being used to determine steam production capacity from the Luise Caldera steam resource. These indicate an ultimate power generating potential in excess of that currently operating and under construction. Construction of an additional 20-megawatt capacity was approved at the end of April 2005 and is due to commence in July 2005. A study is being undertaken to define the further extent of this potential.

Blasting. Lihir has engaged a contractor, Orica, to provide all products, labour and equipment to carry out the required blasting operations. This includes procurement, transport, manufacture, storage and management of all explosive material and the design, provision, repair and maintenance of magazines, manufacturing facilities with a capacity of 40 tonnes of emulsion per day, and mobile explosive delivery units.

The contractor measures and records hole data (including temperature), primes holes, loads explosives down the holes, ties-in and initiates the shots, and is responsible for legal compliance during manufacture, and blasting (including post-blast inspection and dealing with misfires and secondary blasting). Since the ground temperatures are typically above 100 degrees Celsius, explosive emulsions used are desensitized to heat by special formulation and blending with glass micro balloons.

Mine Drainage. The average annual recorded rainfall at the Lihir Project site is approximately 3,750 millimeters, and has ranged from 2,800 to 5,400 millimeters, with a maximum one-hour intensity of 65 millimeters. For this reason, considerable attention has been paid to the design of appropriate facilities for mine drainage. This includes a system of surface diversion ditches designed to intercept storm water flows before they enter the open pit. A system of in-pit collection ditches and sumps has also been incorporated into the design of each of the phases of pit development. Despite these design provisions, mine production has to be suspended during periods of intense rainfall. Rainfall recorded at the mine site office was 3761 millimeters for 2004.

Mining Equipment. The major mining equipment selected for the Lihir Project has been sized for the levels of production and operating conditions contemplated by the current life of mine plan. Most of the mining fleet was purchased from the mining contractor on April 17, 2000 on termination of contract mining arrangements. The transition from operator mining to owner mining was smooth with the majority of the contractor equipment and staff transferring to Lihir Management Company at this time. The primary excavation fleet consists of four 23 cubic metre capacity hydraulic shovels. Material haulage utilizes a matching fleet of 29 rear dump haul trucks, each with a capacity of 136 tonnes. Included in these totals is a shovel, five trucks and ancillary equipment introduced into operation between April and June 2004.

The recent worldwide upswing in mining activity has resulted in shortages and longer lead times for truck tyres, major change out components, new equipment and experienced maintenance workers and operators. It is not known how these supply conditions will change over time. However, there has been a minor negative impact during 2004 to cost effectiveness and efficiency in the mining operation. In addition, increased oil prices have had a materially negative effect on the cost of operating this equipment during 2004 and to date in 2005.

Processing

General. The company’s processing plant is located in an area known as Putput, at the mouth of Luise Harbour. Lihir ore is termed refractory; meaning that conventional extraction of gold by cyanidation is not viable without pre-treatment. The Lihir process plant incorporates a pressure oxidation pre-treatment step using autoclaves to release the gold. This in turn is followed by conventional cyanidation.

The plant’s facilities first crush and grind the ore into slurry suitable for pressure oxidation. A small flotation plant is sometimes used to concentrate a portion of the slurry as required. The ore is then subjected to pressure oxidation, counter-current decantation (CCD), neutralization, carbon-in-leach (CIL), and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electro winning and smelting.

The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulfur grade of 7.2%. A design autoclave operating time of 89% of total time was used resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed were installed in 2001 along with a 12th power generator. In 2002 a pebble crushing circuit was installed in the grinding area to increase grinding capacity, and three additional autoclave feed pumps were installed in 2003. In 2004, a new carbon regeneration kiln was installed to increase gold recovery from the CIL circuit. 4.1 million tonnes of ore were processed through the plant in 2004 to produce 599,387 ounces of gold.

Crushing. Run-of-mine stockpiling and primary crushing facilities, incorporating a gyratory crusher, are located at the Ladolam Creek area, approximately 500 metres east of the ore bodies. All other processing facilities are located at Putput, approximately one kilometer southeast of the Ladolam Creek area. Soft ore can be processed separately through a toothed-roll crusher.

Stockpiling and Blending. A series of conveyors transport the crushed ore to a stockpile generally of approximately 36,000 tonnes capacity located at the Putput processing plant. Ore is reclaimed from the stockpile via under pile feeders and conveyed into the semi-autogenous grinding (SAG) mill. Ore that does not flow freely through the under pile feeders is reclaimed by front-end loader and fed through a separate feeder.

Grinding and Thickening. Water is combined with the ore feeding the SAG mill to form slurry. Steel balls and the ore itself grind the ore down to a fine particle size. Coarse pebbles rejected from the SAG mill are conveyed and crushed separately in the pebble crushing circuit before returning to the SAG mill feed stream. SAG mill discharge slurry is pumped to cyclone classifiers that separate coarse from fine particles. Coarse material is directed into a ball mill for further fine grinding before reclassification, whilst fine material continues on to a thickener. In the thickener, water is recovered and flocculant is used to assist the settling of solids. Thickened slurry is pumped to the pressure oxidation circuit. An additional thickener was installed early in 2005 to allow the plant to better deal with clay-rich ores from the Lienetz pit.

Pressure Oxidation. The Lihir pressure oxidation circuit utilizes Dynatech (formerly Sherritt) patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry is first pre-heated to between 60 and 90 degrees Celsius in heat recovery vessels before being pumped under high pressure into three horizontal, six compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,650 kPag and a temperature of 200 — 210 degrees Celsius. Pure oxygen added into the autoclaves causes rapid oxidation of sulfide minerals, and consequent release of gold particles, to occur. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced to atmospheric conditions. Resultant steam produced in the flash vessels is used to pre-heat autoclave feed in direct contact heat recovery vessels. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.

High-pressure gaseous oxygen for the pressure oxidization process is provided via two cryogenic oxygen plants located adjacent to the processing plant. Liquid oxygen is also produced and stored for backup and emergency requirements.

Energy. Power is supplied by twelve diesel generators, each of 6.3 megawatts. The company is increasingly turning to geothermal power using steam available from its mining activities, to meet energy requirements. A 6 megawatt geothermal plant was commissioned in April 2003 and a 30 megawatt plant is being commissioned in May and June of 2005. Construction of a further 20 megawatt addition has commenced. 65 megawatts of energy is required to meet all operating needs and allow for an appropriate spinning reserve (or operating power margin to allow for routine maintenance activities).

CCD Washing and Neutralization. Oxidized slurry then passes through a two-stage CCD thickener circuit where it is washed with process water and seawater. Slurry acidity is then further neutralized by the addition of milk-of-lime, which is prepared from imported quicklime, in a slaking circuit. In this way, slurry pH level is increased to an appropriate level for cyanide leaching. Dilution water is added to reduce slurry viscosity in preparation for CIL processing. During 2004, a by-pass line was added to the CCD thickener to allow maintenance activities to occur with minimal production effects.

CIL Processing. Gold is recovered from the oxidized, slurry in a Carbon-In-Leach (CIL) circuit. The circuit consists of eight large, agitated tanks. In the second tank, sodium cyanide is added to the slurry to begin leaching gold into solution. Coarse, granular carbon is added to subsequent tanks to adsorb dissolved gold. Agitation ensures that the slurry, cyanide and carbon are well mixed and suspended so that most gold containing particles are leached and the gold is adsorbed onto carbon. Slurry flow progresses through the tanks whilst carbon, retained by screens, is pumped in a counter-current direction and progressively loads with adsorbed gold.

Gold Recovery. Loaded carbon is recovered from the CIL circuit and stripped of gold in a continuous elution system. This involves soaking gold-loaded carbon in a hot caustic / cyanide solution, causing gold to desorb from carbon back into solution, and then rinsing the carbon with hot dematerialized water. Stripped carbon is then regenerated by heating in an atmosphere of steam, before being returned to the CIL circuit.

Gold bearing solution from the elution process is circulated through electro winning cells where gold is recovered from solution through electro-plating to produce a gold sludge. Finally, the sludge is dried and smelted in a furnace to produce doré bars. The gold recovery facility was originally designed to treat up to 20 tonnes per day of loaded carbon. This was increased to 28 tonnes per day in 2004.

The overall ore treatment process is designed to recover between 88%-94% of contained gold, depending on ore type. Overall plant recovery for 2004 was 88.4%.

Tailings Disposal. Plant tailings are first treated to detoxify remaining free cyanide through the mixing of a portion of the iron-bearing wash solution from the CCD circuit with CIL circuit tailings. Iron in solution reacts with the cyanide in the detoxification circuit to form a stable iron/cyanide complex. The balance of the CCD wash liquor is combined with power plant and oxygen plant cooling water streams before combining with the detoxified tailings stream.

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

Economic Grade Ores. Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulfide sulfur in the ore. To mitigate this effect, a number of measures have been taken:

•	Some stockpiles have been covered with plastic to reduce the rate of oxidation.

•	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulfide sulfur in ore feed.

•	Flotation plant capacity provides an opportunity to increase the sulfide grade of stockpile ore to some extent if required.

Limestone Deposits. The original project design incorporated a lime plant treating local limestone. While tests of the local limestone confirmed its chemical suitability, it was also indicated that the limestone may prove too friable for calcining in conventional shaft or rotary lime kilns. As a result the processing plant utilises imported quicklime transported to site in 20 tonne containers.

Infrastructure. Little or no infrastructure existed on Lihir Island prior to the commencement of activity by the company and development of the Lihir operation required a significant program of infrastructure construction. Besides the processing plant and barge loading facilities for waste rock disposal, infrastructure now includes a main administration office, an analytical/environmental laboratory, a training building, a warehouse, plant and mine maintenance workshops and emergency response facilities.

Infrastructure for the workforce includes housing and camp accommodation, and related community facilities such as a school, medical center, supermarkets, an open market and a police station. A wharf has been constructed at Putput for general cargo ships and tankers. An airstrip and terminal facilities have been constructed on the northern portion of the island. The existing road connecting the airstrip and the project site was improved and a ring road around the island was installed.

Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River, where a run off weir scheme has been constructed. A water treatment plant was installed in 2003 to improve water quality. Water is now also being accessed for the processing plant from the pit area itself.

Communications at the site, within the island and with the external world has been provided through the installation of a satellite link providing public access to the national telephone network. Marine and aeronautical radio systems are also installed.

Logistics

Operational consumables, supplies and maintenance parts are sourced from major suppliers in the Asia Pacific region. Petroleum products are sourced from Singapore, cyanide from Korea, lime from New Zealand, with most other suppliers, through Lihir’s regular shipments from Brisbane Australia. Supplies are secured through contracts varying between two and five years’ duration.

Workforce

At December 2004, the company employed 1,070 people. Of this number, 386 or 36% were Lihirian, 587 or 55% other Papua New Guinean nationals and 97 or 9% expatriates from various other countries. A great deal of work at the site is undertaken by contractor groups, including extensive use of local labour-hire companies. The total workforce, including these contractor personnel, totals in excess of 2,500 people. The company continues to sponsor regular professional and developmental training, both in-house and externally. See Item 6 Directors, Senior Management and Employees-Employees.

Community Affairs

The Lihir Group is made up of four islands with a total population at last count in May 2005 of approximately 13,121 Lihirians, and in addition approximately 3,070 immigrants.

The Lihir Group is over 900 kilometers from Port Moresby and at least two hours’ travel by motorized boat from the nearest land mass (New Ireland, Tanga or Tabar islands). Because of this relative geographic isolation, the Lihir Group community is fairly self-contained. Comprehensive land tenure and genealogy studies were conducted prior to the mine’s development and records are updated annually. The people of the Lihir Group share a common language and the same clan structure, factors which assisted in the conduct of the compensation negotiations and project approval by the community.

In 1995, a comprehensive set of benefits and compensation arrangements were agreed between the company, the three levels of government and the people of Lihir, known as the Integrated Benefits Package (IBP). The IBP details the commitments made by the various stakeholders to the community in terms of infrastructure and support, community development, compensation, and relocation of certain families from within the Special Mining Lease. This IBP document contained all of the commitments and promises made to the people of Lihir in one volume, in return for their allowing the project to proceed on their land.

The IBP is based on four main chapters including: 1) Destruction (relocation and compensation); 2) Development (royalty payments, equity participation community infrastructure, facilities and services, business development, human development, village development; 3) Security (trust funds, long term development plans, long term investment plans, training and localization); and 4) Rehabilitation (progressive rehabilitation and mine closure provisions). The IBP was signed on Lihir on April 26, 1995, by Lihir Management Company (initially on behalf of the joint venture but with an acknowledgment that it would subsequently be on behalf of Lihir Gold Limited), the three levels of government (National, Provincial and Local) and by representatives of the various groups of landowners and residents on Lihir Island. It satisfied the requirements of the PNG Mining Act for compensation arrangements to be in place before mining commenced. The IBP was endorsed by the PNG registrar of Mines prior to signature by the parties.

The compensation provisions of the IBP (Chapter 1) provide for compensation to be paid to the landowners for cleared, damaged or otherwise affected land, for loss of economic plants, for loss of man-made structures, for loss of marine resources and wildlife, for discoloration or other adverse effects on creek water and seawater, for disturbance of burial grounds and sacred sites and for other miscellaneous effects of the Lihir operation. Additional land use payments and compensation has been, and as required will continue to be, paid to landowners in the Ladolam pit and Putput plant site areas for loss of access to land and loss of other resources as a result of the Lihir operation. In addition, the compensation agreement provides that the landowners will be paid royalties per cubic metre for sand, gravel and coronus material excavated from their land.

Provision of benefits for future generations of land owners and of relocatees was a significant issue during the negotiations. Therefore IBP Chapters 2 and 3 provide for the establishment of trusts for the long term benefit of landowners and residents and their children, and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation, (statutory and otherwise). In the event of a dispute formal mediation and arbitration procedures are provided for the agreements. More importantly, the IBP provides for a regular process of review on a five year cycle to provide an opportunity to keep the agreement consistent with the changing circumstances on the island over time.

The original IBP is now over nine years old and the mine has developed into a fully functioning operation. In June 2001 the company, the local community of Lihir, the PNG national, New Ireland provincial and Lihir local level governments jointly commenced a full review of the IBP agreements to assess their effectiveness and how they might be improved to serve the various parties better in the future.

Because this is the first formal review of an agreement that was entered before operations commenced, the process has taken considerably longer than expected. To facilitate the process, an independent chairman was appointed in 2003 to guide the review which it is hoped will be completed during 2005. During the period of the review, the company, government and landowners continue to operate under the terms and conditions of the original 1995 agreement.

The review has provided the opportunity for the company and the Lihirians to examine ways of promoting self-help and self-determination rather than have the community increasingly dependent on the company. The company works closely with the Nimamar Rural Local Level Government (NRLLG), Lihir’s local level government, and the Lihir Mining Area Landowners Association (LMALA). The review of the IBP the parties are currently developing incorporates a new five-year sustainable development plan to promote community development through self-help. A key element of the output of the review will be a program of long term capacity building on Lihir. Lihir’s community leaders are aware of the impacts large development can have on traditional lifestyles and are working with the company to ensure that the many benefits resulting from the mine lead to long term social enhancement and a sustainable future.

The company has made substantial annual financial contribution by way of compensation, community development, royalties, wages and other payments to the Lihirian community as shown in the table below.

	2004	2003	2002	2001	2000
Kina millions	37.2	25.2	26.5	18.1	12.0
US$ millions equivalent	11.8	7.23	6.6	5.0	4.0

Even though the company puts significant effort into addressing landowner issues, it cannot guarantee that specific disputes will not disrupt operations in the future. See “Risk Factors”.

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

BDO continues to provide advice and assistance to local businesses to assist them to maintain financial records and to otherwise comply with the Companies Act and Business Group Registration Act.

Many local businesses continue to benefit from the company’s outsourcing program for non-core activities by providing goods and services to the Lihir project. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy.

Education Assistance — In 2004, the company continued to assist Lihirian students through a range of programs. Assistance was provided for Lihirian students at secondary schools outside of Lihir and direct monetary grants were made to 34 local schools. Full scholarships were also granted to 38 undergraduates to undertake degree and diploma courses at tertiary educational institutions.

Health and Safety

The company maintains its commitment to promoting the health and safety of its employees, contractors and the neighboring community through effective management practices. Health and safety improvements are sustained by the setting and review of targets, assessing and reporting of safety performance, identification of risks and adoption of best available practices for the conditions in which the company operates.

Two important measures of Lihir’s safety management efforts are the lost time injury frequency rate (LTIFR) and the lost time injury severity rate (LTISR). A “lost time injury” results when an employee or contractor cannot perform 100% of their normal duties for a full shift. Between 1998 and 2004 the company’s annual LTIFR was 0.60, 0.51, 0.53, 0.69, 0.45, 0.45 and 0.45 respectively, per 200,000 hours worked. The LTISR had reduced from a peak of 7.91 in December 1999 to 4.89 in December 2004. The quality of recording and investigation of incidents continues to improve and management is confident that issues are being identified and addressed. Lihir believes that this is a positive indicator that the safety awareness programs are working and employees and contractors understand the importance of reporting an incident and/or near miss when they see it. A number of substantial building projects have been in progress during 2004 resulting in a large number of new contractors coming onto the site and exposure hours increasing dramatically.

An annual site safety plan, which addresses issues identified through audits, risk assessments and benchmarking against best practice is developed. The management team and the occupational health and safe committee established for this purpose review progress against the plan quarterly. Other initiatives have included the review and improvement of the site’s Job Safety Observation program. The program encourages the safety behaviour of people, continued improvement to site training programs and, the development of sixteen occupational health Codes of Practice. Lihir is committed to motivating employees and contractors in relation to occupational health and safety awareness and to always striving for “No Injuries to Anyone Ever” through a belief that “all work related injuries and illnesses are preventable”‘. The company’s aim is to continually work towards improvement in the areas of risk identification, control and where possible elimination and to continually promote a positive change to the behaviour of its workforce and contractors, both in the workplace and at home.

Community Health - An important benefit provided to the Lihirian community is improved health care. Currently the company provides medical services to employees, contractors and their dependents as well as to the local people through the Lihir medical center at Londolovit, which offers outpatient, inpatient and preventative health care services. The medical center also provides support through the provision of drugs and services to all the government and mission run health facilities throughout the Lihir group of islands.

Through the medical center, the company continues to target malaria and other parasitic infections through the vector control program, or VCP, which is regularly audited by a consulting entomologist. The VCP has seen admission to the medical center due to malaria decrease from 22% of the population in 1998 to around 10% since 2001. The VCP has been largely concentrated within villages close to the mining development, resulting in reductions in the percentage of persons infected with malaria in those areas from as high as 50% to less than 10%. Other key focus areas for the company’s community health programs include infant and maternal health, and infectious diseases such as TB and HIV/AIDS. Combined with comprehensive public education programs, the company intends to construct a new infectious diseases isolation ward at the Londolovit medical center in 2005.

C. Organizational Structure

Lihir Management Company, a subsidiary of Rio Tinto, manages the company and the Lihir operation pursuant to the management agreement between the company and Lihir Management Company, the terms of which are discussed in detail below. See “Additional Information – Material Contracts – Lihir Management”. The managing director of Lihir Management Company is also the chief executive officer/managing director of the company and reports directly to the company’s board of directors. As a consequence of the management agreement, Lihir has no executive officers or senior management personnel who are not also executive officers or senior management personnel of Lihir Management Company.

As of the date of this annual report, Rio Tinto held 14.46% of Lihir’s ordinary shares.

As a result of a merger effected on February 2, 2000, Niugini Mining Limited is a 100% owned subsidiary of Lihir and holds 161,527,405 Class B shares in Lihir. Niugini Mining is registered in Papua New Guinea. Niugini Mining is the sole subsidiary of Lihir Gold. See Major Shareholders and Related Party Transactions-Major Shareholders — Class B shares — Niugini Mining Limited”.

Niugini Mining Australia (Pty) Limited is a 100% owned subsidiary of Niugini Mining Limited and is registered in Australia. Niugini Mining Australia (Pty) Limited is the sole subsidiary of Niugini Mining Limited. Neither company has continuing operations. However, contingent liabilities relate to Niugini Mining Limited. See Note 21 to the financial statements and “Financial Information-Consolidated statements and other financial information”.

D. Property, Plant and Equipment

Lihir is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. See “Business Overview – Description of Operations”. The facilities have a replacement value of approximately $US1.5 billion.

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

Lihir Island

Aniolam Island (also known and commonly referred to as Lihir Island) is the largest of the Lihir Group of four islands. It is located 925 kilometers directly northeast of the PNG capital of Port Moresby. The Lihir Group forms part of the province of New Ireland.

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

The Luise Caldera is a well-defined, elliptically shaped caldera, which rises steeply to several peaks over 600 meters above sea level. The caldera is open to the northeast where it is breached by the sea to form Luise Harbor. Luise Caldera measures approximately 5.5 kilometers by 3.5 kilometers. [Currently defined gold mineralization occurs within an area of about 2.0 by 1.5 kilometers near the center of the caldera.]

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

The mineral deposits in the Luise Caldera are hosted by volcanics, intrusives and breccias, and there has been extensive alteration of these rocks within the caldera. Two major alteration episodes have been identified, an earlier and deeper “porphyry style” event resulting in potassic alteration grading laterally to propylitic alteration and a later and higher level epithermal event producing argillic, advanced argillic and phyllic alteration. Because the intensive alteration has destroyed much of the original host rock lithology, the deposits have been classified into a series of “ore types” based on alteration, hardness, degree of brecciation and similar factors. While this is more a metallurgical classification than a geologic one, it has proved useful in determining many of the mining and processing characteristics of the ore body and host rocks. The ore types are roughly sub-horizontal and form a fairly consistent vertical sequence. The general sequence is that of clay-rich rock, grading into white mica- rock, then felspar-biotite and, at depth, into felspar-biotite-anhydrite. Within and on the boundaries of the ore types, geological structure is also a major influence in the localization of higher grades in the ore body.

Reserves Estimates

During 2003, an intensive resource definition and extension drilling program was undertaken at Lihir, which partially converted the Kapit ore body into reserves. Potential exists to further extend the company’s reserve on Lihir.

Development of the Kapit deposit will require the construction of a cofferdam in the shallows of Luise Harbour. A substantial geothermal depressurization program will be required prior to mining Kapit. Options are being investigated for early commencement of this program. Economic and technical studies have demonstrated the financial and technical viability of the cofferdam and depressurization programs and the relocation of the current low-grade stockpile lying over this ore. The Kapit ore body development lies within Mining Lease SML6 held by the company. Discussions with the PNG Government have confirmed that, subject to due processes, there currently are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the Kapit ore body.

Since the 2003 reserve release, substantial diamond drilling has been carried out in the Lienetz Zone (25 holes), resulting in the addition of over 8km of new drilling information to the database. In addition, significant refinement of the geological model has been undertaken to further increase the confidence and accuracy of the estimates. The latest drilling results were in line with expectations, confirmed earlier interpretations, and added additional data that have improved local resource estimates.

Appropriate reviews and additional studies in the areas of mining, geotechnical, geothermal, groundwater and geological modelling have been carried out to confirm and further develop the assumption base for the project. Site reviews of mining and processing costs have provided for an improved modelling and optimisation base for the latest estimate. After review of market and peer price data the company has adopted a long-term gold price assumption of $380/oz.

The ore reserves in the table below are based on the new resource model at a US$380 per ounce gold price assumption (1.45 g Au/t cutoff) adjusted to take account of mining depletion and reconciliation changes to December 31, 2004.

			Average	Contained
	Reserve	Tonnes	grade	Ounces
	Category	(In millions)	(g Au/t)	(millions)
Un-mined Ore	Proven	2.2	3.42	0.2
	Probable	147.1	3.69	17.5
Stockpiled Ore	Proven	38.7	2.66	3.3

Total Reserves		188.0	3.48	21.0

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

The term “legally”, as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist there should not be any significant uncertainty concerning issuance of these permits or resolution of legal issues.

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

Reserve tonnages were depleted during 2004 by mining activity. Reserves quoted are those remaining below the mining surface at December 31, 2004, within a revised pit design.

Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of December 31, 2004.

The reserves reflect an assumed long term gold price of US$380 per ounce. The number of ounces of contained gold does not necessarily indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency. Lihir believes that US$380 is an appropriate gold price to use to estimate its reserves. If the assumed long-term gold price was to be reduced to US$360 per ounce, the company’s proved and probable gold reserves, including stockpiles would be reduced by 4% to 20.2 million of ounces. Conversely, an accrued long term metal price of US$400 per ounce would increase the reserve by 4% to 21.9m ounces of contained gold.

Exploration

The Kapit exploration-drilling program continued during 2003, with results confirming and extending the magnitude of the ore body. In total, 52 diamond drill holes for 21,809 metres were completed. Further drilling was undertaken in the area between Kapit and Lienetz, following the discovery of mineralization linking the two ore bodies. The 17 holes for 5,542 metres drilled in the Kapit link zone reinforced the continuity of the ore system in this area. While the grades are relatively low in the shallower areas of the southern end, (thereby limiting the viability of mining the Lienetz and Kapit ore bodies with one pit), mineralization strengthens towards the Kapit zone with grade improvement towards four grams of gold per tonne.

By December 31, 2003, the limits of the ore body to the west and south had been defined, while the mineralization remains open to the north and to the east under Luise Harbour. Further drilling on the northern flank is scheduled for 2005, to convert inferred resource currently on the margins of the mine design

Exploration teams have been active with programs to define the western limits of Lienetz, Kapit and Minifie. Drilling results, while encountering minor vein-style mineralization, have confirmed economic closure of the Lienetz and Kapit ore bodies to the west. The Lienetz and Coastal ore body remains open to their eastern coastal sides.

Exploration is continuing on Lihir Island with the focus being within the Luise Caldera. Some preliminary stage exploration continues to be undertaken nearby at Ilkot Creek. Exploration programs are planned to fully explore the potential of the remainder of the Island. Subject to negotiations for land access, it is anticipated that the whole island will have been mapped and surface sampled within the next five years.

The drilling program for 2005, reduced from previous years’ programs, will look to continue appropriate infill and geotechnical work in the Minifie, Lienetz and Kapit areas with an increasing emphasis on improved ore definition and design criteria for mine scheduling purposes.

Supporting infrastructure

An airport capable of handling appropriately sized aircraft and a seaport capable of handling 8,000 tonne ships and 12,000 tonne tankers were constructed for the operation. A ring road was put in around the island to facilitate access of local employees. While roads associated with mining operations are maintained by the company, those outside the mining lease areas are maintained by the local level government from revenues received from the company.

Camp infrastructure comprised of accommodation of various types to house up to 1550 personnel, as well as associated messing and recreation facilities and plants for water and sewerage treatment have been established. In addition, approximately 90 dwellings are in place to house full-time residential personnel.The water treatment facilities have been upgraded with the installation of a sand and manganese filtration plant in early 2003 and a UV sterilization system added early in 2005. The sewerage treatment facility is to be expanded and upgraded in 2005 to meet additional demand.

Environmental Considerations

Overview

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

The EMMP was reviewed by the Company and the Government during 2004 to ensure the ongoing efficacy of the environmental management programs and was subsequently endorsed by the Government. The company has been actively engaged with the PNG Government in its development of the new Environment Act for Papua New Guinea. The Environment Act was passed by Parliament in December 2000 and combines the previous environmental legislation into one Act. It came into operation on January 1, 2004. The company has embarked on a process of a transition of permits issued under the previous legislation to the requirements of the new Environment Act. Any permits issued under the previous legislation are deemed valid under the new Act. This transition is not required by the new Act and is being undertaken voluntarily by the company.

Lihir has independent environmental consultants report on its environmental compliance. In addition, the Government carries out their own independent monitoring for elements contained in the EMMP to confirm the company’s results and, the company complies with stringent corporate reporting requirements imposed by Rio Tinto through the management agreement.

In addition to the statutory environmental compliance monitoring and reporting through the EMMP, the company undertakes studies to improve understanding of the environmental consequences of the operation. The company is involved in research projects with CSIRO Division of Marine Science, CSIRO Center for Mining Environmental Research, CSIRO Center for Advanced Analytical Chemistry Energy Technology, James Cook University, Deakin University and Klohn Crippen Consultants Ltd. While the company’s monitoring and research projects are continuing, results from investigations to date suggest that the level of impacts originating from the company’s activities are less than originally predicted.

The company obtained full certification of its Environmental Management System (EMS) against the ISO14001 standard in May 2004, making Lihir the first mine in PNG to do so.

Environmental Plan

Extensive environmental baseline studies of the Lihir Islands were carried out during exploration with the involvement of the Lihirian community. These baseline studies were followed by an environmental impact assessment of the Lihir operation, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbor. Each of these impacts are summarized below; however, in summary, ongoing environmental monitoring performed by the company (and independently by the PNG Government and independent consultants) reveals that impacts to date are less than that anticipated in the project’s environmental plan (EP) and factored into the approval by the PNG Government for the project to proceed.

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

In the Mining Development Contract, Lihir has agreed to comply in all material respects with its EP. The EP may be varied either by the company, with PNG Government approval, or by the PNG Minister for Environment and Conservation if there is a material danger to public health and safety, if the conduct of normal operations in accordance with the EP poses an environmental impact either not contemplated or different than contemplated in the EP, or if substantially better environmental control technology becomes available.

Land and Habitat Impacts

The major land and habitat impacts associated with the Lihir operation are the alteration of land use in and around the mine and plant site areas from natural environment to mining lands, and the loss of habitat types important to local inhabitants. A compensation package, forming part of the Integrated Benefits Package was negotiated and accepted by the company, the PNG Government, and landowners that addresses these environmental impacts, including the loss of megapode nesting habitat and economically valuable vegetation, diversion and alteration of stream habitat, and impacts by sedimentation on the water quality of the shallow and deep water marine environment around Luise Harbour, among other land use issues.

Geothermal areas of the Luise Caldera are important nesting grounds for a sub-species of megapode. This sub-species is not unique to the Lihir Group of islands and is genetically and morphologically similar to the populations found on other nearby islands. Historically, it was important to Lihir Island primarily because the local inhabitants used its eggs as a food source. Though significant areas of nesting habitat in the caldera area have been lost, continuous detailed surveys have shown that nesting burrow numbers are being maintained in undisturbed areas.

Similarly, repeat post-baseline surveys of sago and bamboo resources along the east and north-east coast of Lihir Island, show that while some sago areas were initially lost to road and infrastructure construction, the overall numbers of sago have increased. This is the result of a reduction in the requirement for traditional food and building resources since the establishment of the mine.

Waste Rock and Marine Impacts

Given the potential for acid generation from certain waste rock types, permanent submarine disposal of waste rock was determined and agreed to be the preferred method for long-term prevention of sulfide oxidation and subsequent acid generation from geological waste. In addition, the lack of available land for terrestrial disposal also supports the marine placement of waste rock and tailing. The major impacts of the deep-water waste rock and tailing disposal are increased turbidity in the water column within and beyond Luise Harbor, (which declines along the north and south coast), and smothering of deep seafloor dwelling organisms.

The company regularly monitors the impact of its marine disposal operations and has always remained in compliance with the PNG Government water quality criteria for the protection of marine ecosystems. In addition, a comprehensive 3-year research program on the impact of marine geological waste disposal on fisheries resources around Lihir conducted by CSIRO Division of Marine Science, (completed in 2003 with the report published in 2004), revealed no significant impacts on the diversity, abundance or bio-concentration of metals in fish as a result of the mine’s presence. The company’s own monitoring results of marine sea grass and shellfish are consistent with the CSIRO findings. Following the completion of the first 3-year study by CSIRO on fishery resources, research is now being directed towards assessing the impacts on deep seafloor organisms and the impact of marine waste disposal on ocean plankton and pelagic fishes.

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

The discharge of acidic run-off water from other areas is mitigated prior to entering the ocean, by dilution with large amounts of water from the pit dewatering bore field, which has a high alkalinity and therefore buffers of acid leachate run-off. As part of the mine water, sediment and acid rock drainage management plan being conducted by Klohn Crippen referred to above, the company is currently undertaking engineering works to further improve the management of acid water from the stockpiles.

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

In addition, the company (in consultation with the PNG Government, CSIRO Centre for Advanced Analytical Chemistry, Klohn Crippen Consultants Ltd, Ocean Sciences Institute and Underwater Video Systems) has carried out extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. These studies have shown that the tailings travel down the steep submarine slope, after discharge from the end of the pipe, as a consolidated turbidity current, and settle out on the ocean floor.

Submarine disposal of tailings is only appropriate under certain geographical and physical conditions, including suitable ocean currents, absence of upwelling, steep slopes and deep surrounding ocean, all of which occur at Lihir. International concern regarding marine tailings disposal is based on the perception that it could lead to major metal contamination. Bottom-dwelling marine organisms colonizing stabilized waste rock or tailings deposits may be exposed to elevated metals concentrations in the sediments. Tissue metal enrichment may then occur and may be transferred to predatory fish. As discussed previously, a comprehensive 3-year study undertaken by CSIRO Division of Marine Science, concluded that there is no evidence of metal enrichment in fish species around Lihir as a result of the mine. Further research on other marine organisms, including deep seafloor dwelling organisms and plankton species, is currently underway.

Rehabilitation and Decommissioning

The approval of the environmental plan required the company to undertake rehabilitation on a progressive basis. As with all environmental monitoring reporting requirements, rehabilitation activities are reported to the PNG Government on a regular basis.

The company has prepared a conceptual mine closure plan, or CMCP, which details the company’s options with respect to mine closure, as well as assigning costs associated with those various closure options. These costs will be accrued (charged to operating costs) during the operation of the project, to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining and processing. The various closure options identified in the CMCP were reviewed during 2004 and early 2005 to address such issues as the final void of the pit, and the effect of mining the Kapit ore body, which was converted to reserve in February 2004. The major areas to be dealt with by rehabilitation efforts at closure are the open pit area, and low-grade ore platforms, which may be acid-generating. Closure costs were estimated at approximately US$33 million (after adjusting the amount of US$27 million previously stated in the 2003 results) and are based on the 2004 CMCP. This amount is discounted at a pre-tax discount rate reflecting a current market assumption of the time value of money and those risks specific to the liability. This gives rise to a liability of US$9.2 million, as is currently reflected in the company’s balance sheet. As currently constituted, the company believes that the sum of US$9.2 million, invested today at a rate of return equivalent to Lihir’s cost of capital, would ensure the company had sufficient funds to meet the rehabilitation needs associated with the CMCP.

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

Insurance

Lihir has a comprehensive insurance program providing coverage for property damage & business interruption (property loss or damage, business interruption and construction risks), combined liability (public, products and errors & omissions), directors & officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees) and money (theft by people other than employees). Deductibles apply. This programme is to be comprehensively reviewed during 2005.

Recent years have seen an increase in premiums as a result of insurance market conditions worldwide. An exemption from the normal onshore placement rules in PNG was approved by the PNG Insurance Commissioner in July 2000.

Workers’ compensation and medical insurance for employees are separately provided for under PNG policies.

While the company has obtained the required political risk insurance in favor of its lenders, covering the full extent of borrowings under the syndicated facility agreement, the company does not receive any benefit from this insurance. Under the policy, any payment will become subrogated to the rights of the banks against the company in respect of that payment. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the company. See “Additional Information — Material Contracts — Financing Agreements”.

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

A police station and cell block were completed and handed over to the Royal PNG Constabulary in late 1997. The company also provides government housing and other support to the Lihir police contingent. External police support can be mobilized from Kavieng or Rabaul if required. Flight distances from both of these centers are less than one hour. A reserve police force consisting of volunteers has also been established on Lihir Island, under the control of the local Royal PNG Constabulary able to provide further assistance if required. Training for reserve police has been provided by support personnel based in Rabaul.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Introduction

This section provides an analysis of Lihir’s business and compares its 2004 financial results with those of the previous two years. It should be read in conjunction with the audited consolidated financial statements and related notes at Item 18 of this report.

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

Critical Accounting Policies

The preparation of Lihir’s financial statements in accordance with generally accepted accounting principles is based on management estimates and assumptions, which may have a material impact on the carrying values of assets, liabilities and provisions recorded and their effect on the income statement. Some of the more significant issues requiring the use of management estimates and assumptions include estimates of proven and probable ore reserves, rate of gold recovery, future gold price assumptions and environmental, reclamation and closure costs. Such estimates and assumptions will have an effect on:

•	Carrying value of Lihir’s non-current assets (IAS 36 “Impairment of Assets” and IAS 16 “Property, plant and equipment”)

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

Impairment of assets

Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Value in use for individual assets is calculated by discounting future cash flows using a risk adjusted pre-tax discount rate. Under IFRS 36 “Impairments of Assets”, impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows of the company’s cash generating unit using a risk adjusted pre-tax discount rate. The cash-generating unit comprises mine properties and deferred mining costs.

In 2004, as a result of an increase in the long-term gold price assumption to US$380 per ounce, the company has determined the recoverable amount exceeds the carrying value of its assets.

In the previous five years the following assumptions have been used in determining ‘value in use’ of the company’s cash generating unit, giving rise to the following impairment (charges) / reversals.

	2004	2003	2002	2001	2000

Long term gold price — US$ / oz	380	340	305	280	300
Discount Rate	7%	7%	7%	6%	6%

Impairment (charge) / reversal
- IAS GAAP US$ millions	205.7	31.1	37.9	0	(120.6)
- US GAAP US$ millions	0	0	0	0	(339.2)

There can be no assurance that the assumed per ounce gold price will be realized in future spot sales or that other factors underlying the estimate of recoverable amount will not change. Changes in the time value of money and in the assessment of risks specific to Lihir may require changes to the discount rate assumption. Adverse changes in these assumptions could materially reduce Lihir’s estimate of its recoverable amount, thereby negatively affecting its reported financial position and results of operations, and its future cash flows.

•	Non-current liabilities (IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”)

Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of disturbance incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on expected future costs to be required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.5% (2003: 6.5%, 2002: 2.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. The expected future cost of this is US$33 million with most expenditure scheduled for expenditure after mine closure in 2021 and plant closure in approximately 2041. This amount excludes the independent third party’s estimated reserve of US$4 million for decommissioning the power plants, the removal of some mine buildings and the removal of some town facilities for which the company is under no present legal obligation. It is anticipated such assets will have substantial future value for the Lihirian community after mine and plant closure. A 10% increase to cost assumptions will result in a US$0.8m increase in the liability and in the carrying value of assets. An increase in the discount rate to 7.5% will result in a US$1.7m decrease in the liability and in the carrying value of assets.

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

In previous years, a full provision of US$65 million was made against non-current ore stockpiles on the basis that cost exceeded net realisable value. In accordance with IAS 2 and at December 31, 2004, that previous write-down has been fully reversed to reflect the cost of these ore stockpiles, which is the amount that is expected to be realized from the future processing of that ore. At December 31, 2004 this amount exceeds the cost of US$90 million.

•	Deferred tax position (IAS 12 “Income Taxes”)

Income tax

Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised. Previously the company recognized a full valuation allowance against deferred tax assets. This has been fully reversed in 2004 following the company’s determination that there will be sufficient future taxable income to utilize the benefit and the tax losses carried forward.

•	Derivative financial instruments (IAS 39 “Financial Instruments: Recognition and Measurement”)

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into for the sale of gold, Lihir designates the contract as a hedge against specific future production. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged.

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

•	Deferred mining costs (IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”)

Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. During the production stage the actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the production stage of each pit, and not over the entire life of the mine.

Up until 2004, deferred mining costs in relation to the Minifie pit was determined on a phase basis consistent with the characteristics of that pit. From January 1, 2004, the company changed the basis to deferring mining costs on a pit basis, principally to more accurately reflect the costs of assessing future ore reserves from the Lienetz pit, which is the new pit relating to current mining operations. The impact of this change in accounting for deferred mining costs is discussed in Note 30 (viii) in the financial statements.

Overview

The following sections provide an overview of Lihir’s results, financial results of operations, impairment provisions, foreign currency fluctuations and the impact of recently issued accounting standards. For discussion on Lihir’s reserves see “Information on the Company — Property, Plant and Equipment — Reserves Estimates”.

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

Lihir made a profit from ordinary activities after tax of US$ 329.2 million (2003: US$34.8 million, 2002: US$53.2 million).

	US$ millions
	2004	2003	2002
Sales Revenue	238.7	208.4	196.9
Gold lease rate fees	4.6	2.6	2.3
Fair value gains	8.6	12.1	2.2
Realisation of deferred hedging costs	(17.2)	(8.6)	11.8
Total revenue	234.7	214.5	213.2

Gross cash costs	213.8	175.8	148.4
Deferred waste and inventory movements – cash	(34.1)	(9.4)	(11.1)
Economic grade stockpile current year – cash	(18.1)	—	—
Total cash costs	161.6	166.4	137.3

Depreciation and amortization	32.9	28.6	27.1
Deferred waste and inventory movements – non cash	(7.3)	(9.0)	—
Economic grade stockpile current year – cash	(7.1)	—	—
Other corporate costs	6.9	12.1	4.6
Exploration	5.3	10.2	9.7
Net interest	(1.4)	2.5	2.8
Total costs before impairment adjustments	190.9	210.8	181.5

Profit before impairment adjustments	43.8	3.7	31.7

Asset impairment reversal	205.7	31.1	37.9
Economic grade stockpile impairment reversal	65.0	—	—
Income tax benefit/(charge) recognized	14.7	—	(16.4)

Net earnings	329.2	34.8	53.2

Financial Results of Operations

Sales

Lihir’s revenues are determined primarily by the amount of gold it produces and the prices it is able to realize upon sales of gold. The company’s realized gold prices are determined primarily by the market price for gold and the terms of any hedging transactions into which it enters .

		2004	2003	2002
Gold sales	Ounces 000	610	579	593

Gold sales at spot		403	364	310
Hedging gains / (losses) – cash		(11)	(4)	22
Gold lease rate fees		7	4	4
Deferred hedging gains / (losses) – non cash		(29)	(14)	20
Average gold price realized *	US$/ounce	370	350	356

*	Excludes fair value gains and losses

Gold Prices - There are many producers of gold worldwide and gold bullion can be readily sold in numerous markets throughout the world. It is not difficult to ascertain a market price for gold at any particular time. The company’s revenues are significantly influenced by the world market price for gold.

Historically, gold prices have fluctuated widely. In 2004, the company’s realized price per ounce was US$370 per ounce (2003: US$350; 2002: US$356). Gold prices are affected by numerous industry and macro-economic factors beyond the company’s control, including sales by central banks, the worldwide forces of supply and demand, inflation, currency and interest rates, political and economic conditions. Gold prices are also affected by worldwide gold production levels. See “Key Information — Risk Factors”.

The gold price declined after 1997 and until 2002, reportedly for reasons including declining inflation in many countries worldwide. In 2003 the gold price rose above US$400 (“London P.M. Fix”) per ounce, reaching US$416 at the end of 2003 and by December 2004 had reached US$454 before settling at US$438 by year end. This has been attributed to various factors, including rising tensions in the Middle East, global economic uncertainty and a falling US$. In early 2005 the gold price declined to levels below US$415/oz before once again resuming its uptrend to reach US$444 on March 11, 2005 before retreating again to settle at US$414.45 on May 31, 2005.

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

The average realized price in 2004 represents a discount of 10%, to the average spot price for the year (2003: discount of 4%; 2002 premium of 15%). This discount effectively reduced pre-tax profit by US$24 million for the year (2003: decrease of US$8 million; 2002: increase of US$27 million).

		2004	2003	2002
Average gold price realized	US$/ounce	370	350	356
Average spot price	US$/ounce	409	364	310
Premium/(discount) to spot price	%	(10)	(4)	15

Following the adoption of IAS39 in 2001, gains and losses arising from the early closure of hedge transactions prior to 2001 were transferred to equity, to be recycled into income when the underlying transactions, against which the hedges were initially designated, took place.

The net amount of gains/losses, arising from the early closure and re-designation of hedge transactions, retained in equity at December 31, 2004 was a gain of US$14.4 million (2003: loss of US$2.9 million; 2002: loss of US$16.4 million), following the recycling of losses totaling US$25.6 million (2003: losses of US$8.6 million, 2002: gains of US$ 11.8 million).

Based on a hedge book valuation of minus US$ 233.6 million as at December 31, 2004, a further US$246.6 million of losses remain in equity to be recycled into income when the underlying transactions, against which the hedges are designated, take place. The profile of hedging gains/(losses), as at December 31, 2004, are detailed in the schedule below:

	Deferred	Residual Other	Total OCI
	hedging Costs	Comprehensive	recycled to
	/ (Gains)	Income	income
Year	US$ millions	US$ millions	US$ millions
2005	(5.6)	51.1	45.5
2006	(0.6)	48.2	47.6
2007	(0.3)	59.1	58.8
2008	(6.0)	54.7	48.7
2009	(1.6)	32.0	30.4
2010	(0.3)	1.5	1.2

Total	(14.4)	246.6	232.2

In order to prevent a fall in gold prices from affecting the company’s ability to make loan payments, the syndicated facility agreement (See “Additional Information – Material Contracts – Financing Agreements”) requires that Lihir hedge a portion of its anticipated gold production. The syndicated financing facility agreement signed in November 2000 stipulated minimum levels of hedging in each of the years 2001, 2002, 2003, 2004 and 2005, of 505,500, 480,025, 380,000, 260,000 and 140,000 ounces, respectively. As part of the hedge book restructure in 2002, approval was sought and obtained from the facility agent (ABN AMRO) to vary the minimum hedging requirements, so as to provide shareholders with greater exposure to the spot price of gold in the near term. The revised hedge book profile is reflected in the tabulation at Note 24 to the financial statements. The maximum level of hedging stipulated in the syndicated facility agreement is 80% of proven and probable reserves. See Item 11 – “Quantitative and Qualitative Disclosure about Market Risk” and Note 24 to the Financial Statements for more details.

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

As at December 31, 2004, the valuation of the company’s hedge book was negative or “out of the money” US$233.6 million (May 31, 2005: US$175.4 million out of the money), representing a significant opportunity loss to the current spot price of gold. While the company endeavors to manage its hedge book in a way which minimizes adverse sales variances, large out of the money positions make it more difficult to retain flexibility with hedging counter parties, and there is a risk therefore that the company will be forced to deliver into contracts as they fall due, rather than deferring them to when the hedged price is greater than the spot price or closer to it.

In establishing the forward price of hedging contracts, the company has, on certain occasions, elected to retain an exposure to gold lease rates. This strategy has added value to the hedge book in recent years by not only providing for higher forward prices, but also creating value on the lease rate swaps as the lease rate curve has fallen to historically low levels. In 2004, the total movement in market value of the lease rate swaps, as independently valued was US$ 13.2 million (2003: US$ 14.7 million; 2002: US$4.6 million). The company has recognized this movement in market value in the income statement on the basis that it does not satisfy the criteria for hedge accounting under the relevant International Financial Reporting standards (IAS 39 or FAS 133). Notwithstanding the company’s active management of this lease rate exposure, a structural reverse in this curve could have a substantial impact on the mark to market of lease rate swaps and therefore adversely affect the company’s earnings.

Production and Operating Costs

The following table shows gold production, average annual cash production and cash operating costs from 2002 to 2004.

	2004	2003	2002
Ore Processed (Tonnes 000’s)	4,091	3,926	3,828
Gold Produced (Ounces)	599,386	550,772	607,088

Operating Expenses (US$000’s)
Mining expenses	89,687	68,017	60,316
Exploration expenses	5,306	10,506	9,711
Processing costs	41,524	35,326	28,533

	2004	2003	2002
Power generation costs	29,237	26,473	23,899
General and administrative costs	53,102	45,444	36,356
Refining, royalty and management fees	7,144	8,322	7,933
Deferred mining costs	(37,865)	(7,163)	(3,675)
Costs deferred and transferred to inventories	(28,781)	(24,378)	(15,881)

	159,354	162,547	147,192

Refining	780	670	556
Royalties	4,864	4,204	3,975
Management Fee	1,500	3,448	3,402

Refining, royalty and management fees	7,144	8,322	7,933

	2004	2003	2002
Production Costs (US$ per tonne of ore processed)
Mining	21.9	17.3	15.8
Exploration	1.3	2.7	2.5
Processing	10.2	9.0	7.5
Power generation	7.1	6.7	6.3
General and Administrative	13.0	11.6	9.5

Total	53.5	47.3	41.6

Lihir processed a record 4,091 kt of sulphide ore during 2004. The ongoing record throughput can be attributed to a strong focus on identifying and investing in debottlenecking opportunities. In 2004, benefits were reaped from the first full year of operation of three additional autoclave feed pumps in terms of throughput capacity and autoclave availability.

Plant availability was severely affected by a failure of the large oxygen plant during start-up in March after the annual Total Plant Shutdown. Repairs resulted in major interruptions to plant operations totalling about 20 days. A maintenance improvement program focussed on proactive condition monitoring to build enhanced and sustained reliability into the processing facilities is in place.

Production of 599,386 ounces of gold in bullion was achieved with higher mill throughput and grade. Gold recovery declined marginally to 88.4% on average for the year, affected by increased throughput rates, poor carbon activity and the presence of fine free gold. A new high capacity carbon regeneration kiln was installed late in 2004 and installation of a gravity circuit to better capture fine free gold and further increase gold recovery commenced with commissioning due in the third quarter of 2005.

Following on from the environmental and cost benefits established with the success of the 6MW geothermal power station installed in April 2003, and the definition of the required geo-thermal resource, the construction of a 30MW geothermal power station commenced, with commissioning in the second quarter of 2005. It is expected to further reduce greenhouse gas emissions and provide additional savings in heavy fuel oil use. A study is in progress to define the full extent of the geothermal reserves and initially prove up sufficient geothermal steam reserves to expand geothermal power generation to at least 56 megawatts. Approval for construction of the additional 20MW of geothermal power capacity was given in the second quarter of 2005, with further reserves expected to be defined by the second quarter of 2006.

A study into the expansion of the plant continued in 2004 and was finished in June 2005. Construction of a 3Mtpa flotation processing plant was approved in the same month. Work is also continuing on an option to process lower grade refractory sulphide ores currently being stockpiled on the economic grade stockpiles using a bio-oxidation process.

In 2004 mining of ore was predominantly from Phase 4 of the Minifie ore body but mining of waste was predominantly from Phase 5 in the Lienetz pit. Production of ore from the high grade Phase 5 in the Lienetz ore body began in the second quarter of 2005.

Material moved during the year is shown in the table below.

	2004		2003		2002
	K tonnes	g Au/t	K tonnes	g Au/t	K tonnes	g Au/t
High-Grade Sulphide Ore	5,036	5.11	5,692	4.53	4,985	5.20
Economic-Grade Sulphide Ore	6,551	2.23	5,287	2.31	4,305	2.31

Total Ore	11,586	3.52	10,979	3.46	9,290	3.86

Total Waste	35,170		23,945		30,723
Total Material	46,755		34,924		40,013

Mining Expenses – Mining expenses were US$90 million in 2004 (2003: US$68 million; 2002: US$60 million). Costs for 2004 were higher than 2003 as a result of increased maintenance and a larger mining fleet, higher fuel prices and unfavourable exchange rate movements with both the Australian and PNG currencies strengthening against the US dollar. The major elements of total mining costs during the open pit mining phase are hauling, loading, blasting and dewatering. These elements combined account for an average of approximately 60% of total direct mining costs.

During 2004, mining expenses were allocated between the direct process ore and stockpile ore on the basis of the amount of contained gold with only the costs attributable to direct process ore expensed. Mining costs attributable to the stockpiled ore will be expensed when the ore is processed and sold during the stockpile processing period after open pit mining ceases. In accordance with International Financial Reporting standard IAS 2, inventory is valued at the lower of cost and net realizable value. As at December 31, 2004 the company believes the processing of these stockpiles will have a future economic benefit to the company and accordingly values these stockpiles at the lower of cost and net realisable value. Net realisable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale. In previous years, a full provision of US$65 million was made against non-current stockpiles on the basis that cost exceeded net realisable value. In accordance with IAS 2, at December 31, 2004, that previous write-down has been fully reversed to reflect the cost of these stockpiles, which is the amount expected to be realised from future processing of that ore.

Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. During the production stage the actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the production stage of each pit, and not over the entire life of the mine. The increase in deferred waste during 2004 reflected the company continuing the pre-stripping of overburden in the Lienetz ore body and increased total material movements with increased fleet size.

Processing Costs - Processing costs were US$42 million in 2004 (2003: US$35 million; 2002: US$29 million) with the increase resulting from higher throughput, increased maintenance expenditure and unfavourable exchange rate movements.

Power Generation Costs - Power generation costs were US$29 million in 2004 (2003: US$26 million; 2002: US$ 24 million) with the increase resulting from the higher cost of heavy fuel oil.

General and Administrative Expenses – General and administrative costs were US$53 million in 2004 (2003: US$45 million; 2002: US$36 million). The increased activity in both mining and plant maintenance affected the cost profile of key support functions. Freight and stevedoring costs reflected increased container movements, whilst camp costs reflected the increase in accommodation largely associated with the additional mining fleet and the unfavourable exchange rate effect on consumables. These items, combined with the currency driven increases in labour costs and community expenditure, contributed to an overall increase in general and administrative expenses of $7.6 million or 17%.

Royalty, Refining and Management Fees - These totaled US$7.1 million in 2004, (2003: US$8.3 million; 2002: US$7.9 million).

Mining royalties payable to the PNG Government are 2% of the FOB value of the doré gold

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

•	Gold refining is carried out by AGR Matthey, a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd, under a refining agreement, expiring on February 28, 2006. The refining fee is comprised of a refining charge, transport and insurance charges and a location London swap charge.

Unit Costs and Total Cash Costs – These are shown in the table below prepared in accordance with the Gold Institute Standard. The following table presents Lihir’s results in a format that includes certain un-audited non-GAAP measures, such as “cash costs”. The table is also presented to show separately non-cash costs, other operating costs not included in the determination of gross cash costs and impairment adjustments. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the company. This information differs from measures of performance determined in accordance with GAAP (See Note 30 to the Financial Statements included in Items 17 and 18) and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

	US$/ounce
	2004	2003	2002
Gross operating costs	356	335	259
- Exploration	(9)	(18)	(16)
- Other corporate costs	—	(7)	(6)
Direct mining expenses *	347	310	237
- Deferred mining costs	(53)	(1)	(6)
- Refining costs *	1	1	1
- Inventory adjustment	(33)	(17)	(13)
Cash operating costs	262	293	219
- Royalties *	8	8	8
Total cash cost	270	301	227

	US$/ounce
	2004	2003	2002
- Depreciation	55	52	44
- Restoration and mine closure	—	—	1
- Non-cash deferred mining costs	(10)	(11)	—
- Non-cash inventory adjustment	(2)	(5)	—
- Economic Grade Stockpile Adjustment — Non Cash	(12)	—	—

Total production costs	301	337	272

*	Components of Gross Cash Costs

Cash costs per ounce were substantially lower in 2004 resulting from recognition of economic grade stockpile values and a higher amount of waste deferred, offset by higher costs including increased maintenance costs, higher fuel prices, adverse exchange rate movements and higher general and administration expenses.

Other Charges

Depreciation and Amortization – The depreciation charge for 2004 amounted to US$32.9 million (2003: US$28.6 million; 2002: US$27.1 million). The increase in 2004 was primarily driven by increased capital expenditure on plant and equipment during the year.

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

Interest Expense – Net finance benefits amounted to US$1.4 million in 2004 (2003: costs of US$2.5 million; 2002: costs of US$ 2.7 million). The net benefit results primarily from earnings on the remaining cash balance throughout 2004 representing funds raised from the equity issue conducted by the company in November 2003. Additionally, a reduction in interest expense is reflected in 2004 following the full repayment on 30 April 2004 of the European Investment Bank (EIB) subordinated debt facility (See Additional Information – Material Contracts – Financing Agreements).

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

Tax Expense - Since 2001, the company is currently subject to a 30% tax in respect of income derived from the Lihir operation (35% for 2000, 1999 and 1998). This is the general rate of taxation for resident PNG corporations. In the case of a Special Mining Lease, like Lihir, mining income derived from the lease is assessed as if it were the only income of the holder of the lease and deductions are generally only available for expenditures attributable to the project to which the lease relates. The company has been given approval to prepare its tax returns in US dollars.

In previous years the company was eligible to accelerate its tax depreciation and amortisation. These accelerated depreciation and amortization deductions eliminated the company’s taxable income during the early years of gold production from the Lihir operation. Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to deferred tax liability and deferred tax asset accounts at current rates of tax. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised. At the end of 2004 Lihir elected to recognize US$85 million of deferred tax assets on the grounds that, at present gold prices, the realization of future profits to be regarded as probable. At the end of 2003 Lihir had elected not to recognise US$169 million of deferred tax assets (2002: US$138 million) on the grounds that, at the previously held view of lower long-term gold prices, the period over which the benefit is likely to be realized extended too far into the future for realization to be regarded as probable.

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

At December 31, 2004 the company had a net deferred tax position of US$84.8 million (2003: US$nil and 2002: US$nil), a current period tax benefit of $14.7m (2003: US$ nil, 2002: tax expense of US$16.4 million) included in the income statement and a tax benefit of $70.1 million (2003: US$ nil, 2002: tax benefit of US$16.4 million) included in equity. At that date underlying the deferred tax asset were recognized tax losses of US$219.8 million (2003: $145.1 million unrecognized, 2002: US$111.3 million unrecognized) and net deductible temporary differences of US$62.9 million (2003: US$418.7 million and 2002: US$349.8 million). The tax-effect of these items in 2004 are US$65.9 million and US$18.9 million. The tax losses can be carried forward for a period not exceeding 20 years.

In 2004 deferred tax assets have been recognised beyond deferred tax liabilities because the Company now considers the realization of the tax benefits through future taxable profits as probable (implying a high level of likelihood). In 2003 and 2002 deferred tax assets had not been recognized.

Impairment Provisions

Impairment of assets

In 1999 following continued weakness in prevailing prices and the outlook for the gold market prompted a downward revision in Lihir’s long-term gold price assumption as at December 31, 1999 from US$350/oz to US$325/oz. Lihir recorded a US$237 million impairment provision in compliance with International Financial Reporting Standard IAS 36.

Lihir responded to the deteriorating outlook for gold by further reducing its long-term gold price assumption from US$325 to US$300/oz as at December 31, 2000. The resulting impairment provision was US$121 million, which was reflected in Lihir’s 2000 accounts. Together with the US$237 million provision taken in its 1999 accounts, Lihir has made a cumulative non-cash impairment charge of US$340 million.

In 2004, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of US205.7 million (2003: US$31.1 million; 2002: US$37.9 million) was credited to the income statement in accordance with IAS36, based on a long-term gold price assumption of US$380 (2003: $US340; 2002: US$305) and a pre-tax real discount rate of 7% (2003 and 2002: 7%).

The asset impairment charges of 1999 and 2000 are now fully reversed to the extent allowed under IAS36.

Impairment of economic grade stockpiles

As a result of the increase in the long-term gold price assumption to US$380 per ounce the company includes the economic benefits of processing the economic grade stockpiles within the company’s net realisable value calculation.

In 2004, prior years’ provisions totalling US$65 million have been fully reversed. At December 31, 2004 the amount that is expected to be realised from future processing of the ore exceeds the cost of $90 million.

Foreign Currency Fluctuations

The company’s functional currency is the US dollar and accordingly its financial statements are prepared in accordance with International Financial Reporting standards in that currency. Virtually all of the company’s revenues and a significant portion of its operating expenses are denominated in US dollars. A large portion of the company’s total expenditure, principally relating to expatriate salaries and benefits, consultants, grinding materials, and explosives are denominated in Australian dollars and certain of its expenses, including labour and consumables, are denominated in Kina. Accordingly, a depreciation of the US dollar against the Australian dollar or Kina adversely affects the company’s financial results. In addition, the company is subject to certain PNG requirements regarding the maintenance of cash reserves in PNG in a Kina-denominated account. See “Additional Information – Exchange Controls”.

Recently Issued US Financial Accounting Standards

In 2004 the FASB issued a number of new Statements and Interpretations. Lihir has evaluated the potential impact of each of the new pronouncements and believes that adoption of these pronouncements has not had any material impact on its financial results or financial position in 2004 and based on the company’s present assessment, is not expected to have a material impact in 2005.

The following particular Statements and Interpretations were considered.

The FASB issued FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities (VIEs). FIN 46 requires the consolidation of variable interest entities by their primary beneficiaries, if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The original interpretation issued in January 2003 was subsequently revised in December 2003 as FIN 46R. Application of this revised interpretation is required in financial statements for companies that have interests in previously existing VIEs or special-purpose entities for periods ending after March 15, 2004. FIN 46 is effective immediately for VIEs created after January 1, 2003. This revision has not had a material impact on the company’s financial statements. Lihir has determined that a future material impact is unlikely.

In March 2005, and subsequent to the report release date of the IAS financial statements, the EITF reached a consensus on issue 04-06 “Accounting for Stripping Costs in the Mining Industry”. Under the consensus for US GAAP purposes, the Company will have to change its accounting policy for the treatment of deferred mining costs for financial periods commencing January 1, 2006. The consensus requires that deferred mining costs are to be treated as variable production costs and accounted for as a component of mineral inventory cost subject to the provisions of ARB 43. Under the transitional provisions of the consensus, this will require a cumulative effect adjustment in accordance with APB 20.

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs — an amendment of ARB No. 43. SFAS 151 adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is to be applied prospectively. SFAS 151 is not expected to have a material impact on the Company’s financial statements.

In March 2005, the FASB published FASB Interpretation No. 47 (FIN 47): Accounting for Conditional Asset Retirement Obligations as a clarification to FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 defines the term conditional asset retirement obligation and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently assessing the impact of adopting FIN 47 on its financial statements.

There are material differences affecting the profit and loss account and shareholders’ equity between generally accepted accounting principles followed by the company under IAS and those generally accepted in the US GAAP. Further details of the reconciliation between the company’s adopted IAS GAAP and US GAAP are included in Note 30 of the financial statements.

Recently Issued IFRS Standards

In 2004, the IASB continued to work on a number of improvement projects to existing IFRS as well as a short-term convergence project between IFRS and US GAAP. As Lihir’s financial statements are prepared in accordance with IFRS, its financial statements in future periods may be affected by these impending changes.

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

B. Liquidity and Capital Resources

The company continues to receive positive cash flows from operations. See Part 1 (A) Selected Financial Data. During 2004, Lihir continued to expend the proceeds from the capital raised in 2003 to finance further capital expenditure, especially the construction of geothermal power stations to replace the existing heavy fuel oil station.

Capital Raising

The company’s market capitalization as at December 31, 2004 was approximately US$1.15 billion and as at May 31, 2005 was approximately US$1.04 billion. Following the capital raising conducted in November 2003 consisting of an institutional placement of 140,000,000 shares, another 1,890,495 shares were issued in January 2004 to shareholders electing to purchase under the share purchase plan announced at the time of the institutional placement. On December 31, 2004, the company’s cash and cash equivalent holdings were $83.6 million, while its total indebtedness from borrowings and finance facilities was US$19.5 million. At January 1, 2004, the amount available to be drawn down under the company’s syndicated loan facility was US$40 million. Under the terms of the facility, this available amount was reduced to US$30 million on June 30, 2004. The current facility was scheduled to expire on June 30, 2005. It was extended in April 2005 with US$50 million again available until June 30, 2006. The syndicated facility is arranged and underwritten by ABN-AMRO Australia Limited. Commonwealth Bank of Australia, Macquarie Bank Limited and SG Australia Limited are participating with ABN-AMRO as arranger.

On April 30, 2004, the company made payment of the sum of US$14.6 million, representing all outstanding principal and interest, to retire indebtedness to Mineral Resources Development Company Limited, on-lent from the European Investment Bank.

The proceeds raised from the share issues are being employed in a number of projects aimed at improving the productivity and reliability of the company’s operations and reducing costs. One major project is the construction of a 30-megawatt geothermal energy generation unit, which is being commissioned in May and June 2005. It is anticipated that this will save the company in excess of US$14 million per year in fuel costs based on current fuel prices. Approval has been given to installing an additional 20-megawatts of geothermal energy capability with construction having commenced in June 2005. Work is continuing to define the total productive steam reserve available. Other uses of the funds included bringing forward the acquisition of mining equipment to accelerate access to the higher grade ore in the Lienetz pit and the implementation of a range of measures designed to improve plant throughput and gold recoveries.

Net Debt/Cash Position

The company’s net debt/cash position as at 31 December for the past three years is as follows:

	Net debt as at December 31
	US$ thousands
	2004	2003	2002
EIB facility	—	(14,039)	(17,549)
Loan agreement	—	—	—
Syndicated facility agreement	(19,509)	(19,509)	(23,009)
Bank overdraft	—	—	(1,297)
Less cash on hand	83,559	152,630	33,817

Net (debt)/cash	64,050	119,082	(8,038)

Equity	(837,223)	(461,390)	(426,410)

Net debt to debt plus equity	N/A	N/A	2%

Gearing remained nil as at December 31, 2004.

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

Accordingly, based on the cover ratio tests performed for December 31, 2004, Lihir may at any time prior to the next calculation date (June 30, 2005) withdraw from the secured accounts an amount equal to the cash on hand of US$83.6 million plus undrawn borrowings of US$10.5 million on the syndicated facility agreement, less the US$15 million reserve, for its own purposes (including a payment into a nominated distribution account which falls outside the secured assets).

The resulting amount of US$79.1 million constitutes a known cash reserve with which Lihir can accommodate fluctuations in cash flows and can finance future capital expenditure requirements.

At December 31, 2004 Lihir’s capital expenditure commitments totaled US$34.7 million (2003: US$20.7 million; 2002 US$10.5 million). The company’s total capital expenditure requirements for 2005 are expected to be approximately US$78 million, including the referred committed amount. This expenditure relates to the 30MW geothermal power station (US$32.0 million), depressurizing activities (US$7.0 million), projects to increase plant throughput and improve gold recovery (US$5.7 million), replacement mining equipment (US$5.2 million), exploration and development of additional geothermal power generation capacity (US$5.0 million), and expenditure for an additional barge and existing barge reconditioning (US$3.9 million). Additional, sustaining capital expenditure of US$19.3 million is also included. Sustaining capital expenditure means expenditure required to replace existing assets such that output similar to current operating levels can be maintained.

The flotation plant expansion (See “Operating and Financial Review and Prospects – Trend Information”) will involve debt-funded capital expenditure of between US$150 and $160 million during late 2005, 2006 and early 2007. This project has been approved by the company but presently remains subject to PNG regulatory approvals and agreement of satisfactory debt financing arrangements.

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

Net Cash Flow From Operating Activities

Cash generated from operating activities in 2004 was US$30.3 million, an increase of $13.6 million over 2003. This was driven by higher operating receipts (US$42.6 million) resulting from additional gold sales of 31,294 ounces, and a higher realised gold price (up US$35 per ounce). Cash payments increased by $33.0 million, consistent with the increase in gross operating costs.

Tabular Disclosure of Contractual Obligations

The profile of Lihir’s contractual obligations to external parties as at 31 December 2004 is shown below:

		US$ thousands
		Less than 1				More than 5
	Total	year		1 to 3 years	3 to 5 years	years
Long term debt	19,509	19,509		—	—	—
Capital (finance) lease obligations	—	—		—	—	—
Operating leases	1,169	531		638	—	—
Management fee obligation	15,000	1,500		3,000	3,000	7,500
Purchase obligations	40,850	23,898	(1)	16,952	—	—
Other long term liabilities reflected on the company's balance sheet	249,171	54,878		102,760	79,209	12,324
Total	325,699	100,316		123,350	82,209	19,824

(1)	Includes US$15.2 million for fuel oil commitments at the ruling Singapore price on December 31, 2004. Actual prices are determined at the times arrangements for deliveries of orders are made.

Off-balance Sheet Arrangements

The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

C. Research and Development, Patents and Licenses, etc

Lihir does not have a significant research and development program.

D. Trend Information

Lihir officially commenced production in October 1997 and had produced over 4.1 million ounces of gold by December 31, 2004.

There has been an ongoing program to increase both the reliability of the plant and its throughput capacity. This has seen milled throughput steadily rise from 2.35 million tonnes in 1998 to 4.09 million tonnes in 2004. Further incremental improvements are being pursued.

Gold production depends on both plant performance and grade. During the 2003 and 2004 years, the grade of feed to the mill reduces from prior years as mining moves from the Minifie deposit and stripping is undertaken from Lienetz. Grades are expected to increase in the second half of 2005 as mining moves into the higher grade benches of the Lienetz ore body and this, together with improved plant performance, is expected to deliver higher gold production.

In April 2003, the company commissioned 6 megawatts electrical generating capacity utilizing geothermal steam as its energy source. A further 30 megawatts electrical generating capacity using geothermal steam is under construction and being commissioned in May and June of 2005. Construction of a facility to generate a further 20 megawatts of power is due to commence in July. This form of energy generation provides both cost and environmental benefits. Efforts to find further suitable geothermal steam sources to increase the generation from this energy source are continuing.

Studies have been, and continue to be undertaken to identify economic opportunities to increase production capacity. Studies were completed in June, 2005 in relation to an expansion proposal based on flotation concentration of a portion of the plant ore feed and the Board of Directors approved construction of a three million tonne per annum flotation plant at a debt-funded capital cost of between $150 million and $160 million (including some additional mining equipment required with it).

The plant will produce a higher-grade gold concentrate, providing a second, enhanced source of ore gold feed to the existing autoclaves. On the basis of current mine plans, the flotation plant is expected to lead to production increases of around 140,000 ounces of gold per annum on average over its first seven years of operation, at significantly lower marginal cost. The project remains subject to the conclusion of satisfactory debt financing arrangements and regulatory approvals in Papua New Guinea. The company hopes to commence construction late this year in order for the plant to be operational in the first quarter of 2007.

In 2004, the company experienced significant increases in costs of materials and spare parts consumed in the operation. Attention is being given to reducing costs in all areas of the business, particularly through use of geothermal power in the face of rising fuel costs. However, increased production will have a more significant effect in lowering unit costs.

Lihir Gold has undertaken an ongoing exploration program, mainly in the Luise Caldera, aimed at defining resource and reserve levels. This has resulted in increases in both resource and reserves to the levels as disclosed in the Reserves Estimates section. With the Kapit resource largely defined and a Kapit reserve established, the levels of exploration activity and expenditure in 2004 substantially reduced from those in 2002 and 2003. Exploration will continue at this new lower level of activity and expenditure. While further resource and reserve amounts are anticipated, they are likely to be at lower levels than in recent years.

E. Events Subsequent to Signing of the Financial Statements

The company’s syndicated loan facility was extended by one year to expire on June 30, 2006, with the Australia and New Zealand Banking Group Limited substituting for NM Rothschild & Sons Australia Limited and the drawing limit being increased to US$50 million. (See “Liquidity and Capital Resources”).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

The current directors of the company as at the date of this annual report are as follows.

Dr Ross Garnaut AO
Chairman
BA, PhD

Chairman and member of the Board since 1995. Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of Sequoia Capital Management Limited, Chairman of PNG Sustainable Development Co Ltd, and a director of Ok Tedi Mining Ltd. Formerly Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 58.

Dr Garnaut is a member of the Board’s Audit, Remuneration and Nomination, and Environmental and Lihir Impact committees.

Dr Peter Cassidy
BSc (Eng), PhD, DIC, ARSM CEng, FAusIMM, FIMM

Appointed to the Board in January, 2003, Dr Cassidy has over 34 years experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002, following the merger of Goldfields with Delta Gold Limited to form AurionGold Limited. He continued as a director of AurionGold until completion of its takeover by Placer Dome Limited in January, 2003. Dr Cassidy is also Deputy Chairman of Sino Gold Limited, and a non-executive director of Oxiana Limited, Zinifex Limited and Energy Developments. Age 59.

Dr Cassidy is a member of the Board’s Audit Committee.

Mrs Winifred Kamit
BA, LLB

Appointed to the Board in October, 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and holds positions as President of the PNG Business Council, Councillor of the Institute of National Affairs and Immediate Past President of the PNG Institute of Directors. She is also a director of New Britain Palm Oil Limited, InterOil Limited and South Pacific Post Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 52.

Mrs Kamit is a member of Lihir Gold’s Environmental and Lihir Impact Committee.

Mr Geoff Loudon
MSc, FAusIMM

Appointed a director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. Currently also Chairman of L & M Mining Limited (NZ and Bolivia) and a director of Sterilox Technologies Inc (USA). Age 62.

Mr Loudon is a member of the Board’s Audit Committee.

Mr John O’Reilly
MSc, DIC, BSc, ARSM, FIMM

Last appointed to the Board in March 2003 as a director nominated by Rio Tinto Metals Limited. Former Chief Executive Officer and director of Lihir Gold Limited and former Managing Director of Lihir Management Company Limited from the company’s formation in 1995 until 1998, and thereafter a director appointed by Rio Tinto between 1998 and November 2002. Mr O’Reilly is also a director of Zar Kuh Mining Company in Iran, and of AuSelect Limited and Lion Selection Group Limited. Age 60.

Mr O’Reilly is a member of the Environmental and Lihir Impact, and Remuneration and Nomination committees.

Mr Neil Swan
Managing Director and Chief Executive Officer
BE (Hons)

Appointed Managing Director/Chief Executive Officer of Lihir Gold Ltd and Lihir Management Company in October 2002. Formerly Chief Operating Officer of Lihir Gold Ltd, General Manager at Rio Tinto Iron Ore, General Manager Operations at Hamersley Iron, and General Manager Business Improvement at CRA. Age 60.

Management

Lihir Management Company manages the Lihir operation for the company pursuant to the management agreement with the company. See “Information on the Company – Business Overview - Management” and “Additional Information – Material Contracts – Lihir Management”. The managing director/chief executive officer of Lihir Management Company is presently the managing director/chief executive officer of the company and reports directly to the company’s board of directors. As a result of these arrangements, Lihir does not have separate management personnel.

The current Managing Director/Chief Executive Officer, Mr Neil Swan, is due to complete his secondment at Lihir in September 2005. The Board has announced the company’s intention to recruit a new Chief Executive Officer independently of Rio Tinto. The process is well underway and expected to be completed by September.

Several of the senior management are seconded or transferred on a temporary basis from Rio Tinto or its subsidiaries for a period of time. The table below lists the management of Lihir Management Company during 2004 and at the present date, and the year they joined the organization.

Name	Position with Lihir Management Company	Year Joined
Neil Swan	Managing Director & Chief Executive Officer	2001
Jan Andersen	General Manager Operations	2003
Geoffrey Day	General Manager External Affairs & Sustainable Development	1998	(until May 2005)
Murray Eagle	General Manager External Affairs & Sustainable Development	2005
Paul Fulton	General Manager Financial & Commercial & Chief Financial Officer	2004
Cameron Clark	Manager Business Improvement	2004
Joseph Daimol	Manager Commercial	1995
Timothy Dobson	Manager Process Operations	2002	(until February 2005)
Greg Moore	Manager Process Operations	2005
Borone Isana	Manager Government Liaison	2003
Mark Laurie	Company Secretary, Manager Corporate & Towns	2003
Garrick Mendham	Manager Mine Technical	2003
Stuart Sankey	Manager Engineering	2000
Ian Lewis	Manager Human Resources	2004
Philip Welten	Manager Mine Operations	2001	(until January 2005)
Carl Baker-Duly	Manager Mine Operations	2005

Neil Swan: See “Directors” above.

Jan Andersen: Formerly General Manager Operations at PT Kelian Equatorial Mining in Indonesia after having held a number of roles there previously. Other roles with Rio Tinto at Hamersley Iron, CRA Limited’s Advanced Technical Development division and Bougainville Copper Limited.

Geoffrey Day: Former director of Limnos Environmental Consultants, senior environmental chemist at Ok Tedi Mining Limited and environmental chemist at NSR Environmental Consultants Pty Ltd. Ceased employment in May 2005.

Murray Eagle: Commenced employment in May 2005. Formerly employed by Klohn Crippen Consultants as manager of their Australian operations (2003-April 2005), and Manager Environment/External Affairs for BHP Billiton (1994-2002).

Paul Fulton: Former Chief Financial Officer for Rio Tinto Indonesia and Chief Financial Officer for Kaltim Prima Coal. Over 30 years’ commercial and financial experience in the mining industry in Australia, Papua New Guinea and Indonesia.

Cameron Clark: Former Legal Entity Manager at Citigroup, General Manager Axis Media Group, General Manager Magnum Corporation Australia (part of Dominion Breweries), and Management Accountant with Nine Network Australia.

Joseph Daimol: Initially joined the company as Business Development Manager. Former accountant at Andersons Foodland Limited and financial controller at Arawa Enterprises Limited.

Timothy Dobson: Former Process Manager at OMG Cawse Nickel Operations, senior metallurgist at Placer Dome Asia Pacific and Placer Dome South America. Ceased employment in February 2005.

Greg Moore: Commenced employment in April 2005. Formerly Processing Manager Oceana Gold in New Zealand and, prior to that, at the Kanowna Belle project in Kalgoorlie. Has 17 years’ experience at mining projects in Australia, Papua New Guinea and New Zealand.

Borone Isana: Joined the company in 2003 as Manager Government Liaison. Had previously held several senior-level positions within the PNG Government.

Mark Laurie: Former Vice President Investor Relations and Company Secretary at F.H. Faulding & Co. Limited, General Counsel at F.H Faulding & Co. Limited, Commercial Manager at Tenix Defence Pty Ltd (Electronic Systems Division) and commercial lawyer .

Garrick Mendham: Former Manager – Mine Planning at Rio Tinto Kaltim Prima Coal and a principal consultant with Rio Tinto Technical Services.

Stuart Sankey: Former Engineering Manager at Queensland Magnesia, Construction Manager at MIMS Lead IsaSmelt and Resident Engineer at Khartoum North Thermal Power Station.

Ian Lewis: Former HR consultant to Queensland Government, HR Manager with Placer Dome at Porgera, Misima, Venezuela and Philippines and Business & Community Affairs Manager at Ok Tedi Mining Limited.

Philip Welten: Former Project Manager at Roche Mining, Operations Manager Pannawonica at Robe River Iron Associates and Mine Manager at WMC. Ceased employment in January 2005.

Carl Baker-Duly: Commenced employment in February 2005. Previously Mining Manager at Morla Gold Mine in Mali, West Africa. Has more than 12 years’ experience in mining roles throughout Africa.

No family relationships exist between members of the board and senior management.

Under the terms of the management agreement between the company and Lihir Management Company, the latter is responsible for the employment of all personnel, including senior management. (See Exhibit 4(c)). In addition, the Managing Director, General Manager Operations and General Manager Commercial have been seconded from Rio Tinto or its subsidiaries on a temporary secondment basis as part of the provision of management services by Lihir Management Company. Until May 2005, the General Manager External Affairs & Sustainable Development was also seconded from Rio Tinto. Lihir Management Company is wholly owned by Rio Tinto.

Rio Tinto has nominated John O’Reilly to the company’s board.

There were no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

]

B. Compensation

Directors’ Remuneration

Directors’ remuneration, including the value of benefits received during the year was:

	2004	2003	2002
	US$’000	US$’000	US$’000
Cassidy, Peter	45	40	—
Garnaut, Ross	121	114	83
Kamit, Winifred	9	—	—
Loudon, Geoff	45	43	19
O’Reilly, John (retired 1 November, 2002, reappointed 1 March, 2003)	—	—	—
Roberts, Alan (retired 31 March, 2003)	—	195	330
Siaguru, Anthony (deceased 16 April 2004)	21	65	17
Swan, Neil	456	402	298

Directors’ fees are denominated in Australian dollars and were therefore affected by the appreciation of that currency against the US dollar in 2004.

Total annual remuneration paid to all non-executive directors may not exceed the maximum amount authorised by the company’s shareholders in a general meeting. The amount currently authorised is US$300,000. No change to this amount has been sought since 1996. Remuneration is fixed, rather than variable, and is determined with reference to the level of fees paid to board members of other PNG corporations, Australian corporations of comparable size, the complexity of the company’s operations and the work load requirements of board members. The Board’s remuneration and nomination committee has oversight of the fees paid to non-executive directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered by the committee.

As the focus of the board is on the long-term direction and well-being of the company, there is no direct link between non-executive directors’ remuneration and the company’s short-term results. Non-executive directors do not receive any performance related remuneration.

Board fees are not payable to John O’Reilly, who is employed and remunerated by Rio Tinto plc. Board fees are also not payable to Neil Swan, since the responsibilities of board membership are considered in determining remuneration provided as part of his normal employment conditions.

In addition, during the year the Company paid a premium of US$48,750 (2003: US$66,000; 2002: US$55,000) for Directors and Officers Liability Insurance. In June 2004, the Company also paid A$22,382.72 (US$15,500.04) to the Wesley Hospital in Queensland, Australia in respect of a proportion of outstanding medical expenses incurred by Sir Anthony Siaguru prior to his death in April 2004.

Executive and employee remuneration

At present, a number of the company’s senior management team or key executive are provided under secondment arrangements from the Rio Tinto group. These secondments form part of the contractual arrangement between the company and Lihir Management Company Limited for the management of the company’s corporate and operational affairs.

The seconded key executive team during 2004 was comprised of the Managing Director, Neil Swan, the General Manager Operations, Jan Andersen, the General Manager Finance and Commercial, Paul Fulton and the General Manager External Affairs & Sustainable Development, Geoff Day. These executives are remunerated by the company under Rio Tinto’s executive remuneration policy. That policy is based upon the following relevant principles:

•	to provide total remuneration which is competitive in structure and quantum with comparator organizations;

•	to achieve clear alignment between total remuneration and delivered personal and business performance, including shareholder value creation;

•	to tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the company and shareholders; and

•	to provide an appropriate balance of fixed and variable remuneration.

Senior executives’ remuneration consists of base salary, an “at-risk” cash bonus incentive plan, superannuation and other benefits. Base salary is established by reference to market comparators and reviewed annually by members of the board’s Remuneration & Nomination Committee, taking account of the nature of the role, external market trends, and personal and business performance.

The “at-risk” incentive plan provides a cash bonus opportunity and is designed to support overall remuneration policy by:

•	focusing participants on achieving goals which contribute to sustainable shareholder value, and

•	providing significant bonus differential based on delivered performance against challenging personal, business, and other targets.

Unlike other elements of remuneration of the managing director and other senior executives, the cash bonus is paid by the Rio Tinto group and not recouped from the company. However, receipt of this “at-risk” remuneration is dependent upon the extent to which the relevant executives and the company meet formally established business goals and returns relating to Lihir Gold’s business.

Other remuneration items include superannuation, medical benefits, travel allowances, and children’s education assistance. Housing and a car are also provided on Lihir Island.

			Incentive(1)	Other(2)
	Base Salary	Superannuation	Payments	Payments	Total
Executive Officers	$AU	$AU	$AU	$AU	$AU

Neil Swan Managing Director	504,676	147,533	55,500	14,171	721,880
Jan Andersen General Manager Operations	327,820	55,784	19,417	22,170	425,191
Paul Fulton General Manager Commercial	300,542	87,020	—	11,450	399,012
Geoff Day General Manager External Affairs & Sustainable Development	243,303	47,634	16,769	43,945	351,651

(1)	Incentive payments are paid by Rio Tinto. Payments relate to the 2003 year.

(2)	Other payments include medical insurance, travel and education allowance.

The schedule below lists the remuneration by band of employees of Lihir Management Company whose remuneration and benefits exceeded PNG K100,000 (approximately US$30,000). These bands include the remuneration of the senior management individuals listed in the previous section:

Remuneration and benefit band	Number of Employees
US$	2004	2003	2002
$30,001 - $40,000	9	9	9
$40,001 - $50,000	—	—	7
$50,001 - $60,000	—	4	11
$60,001 - $70,000	1	1	3
$70,001 - $80,000	2	2	1
$80,001 - $90,000	12	7	16
$90,001 - $100,000	8	5	29
$100,001 - $110,000	10	10	4
$110,001 - $120,000	10	12	4
$120,001 - $130,000	7	9	2
$130,001 - $140,000	9	4	—
$140,001 - $150,000	3	1	—
$150,001 - $160,000	2	2	—
$160,001 - $170,000	5	—	1
$180,001 - $190,000	—	3	—
$190,001 - $200,000	1	1	—
$200,001 - $210,000	2	1	—
$260,001 - $270,000	1	1	—
$320,001 - $330,000	1	—	—
$330,001 - $340,000	1	—	—

No profit sharing or stock option scheme is operated by Lihir at present. A cash bonus scheme is in operation for other management employees who are able to earn up to a maximum of 15% of their base salary (i.e. equating with an after tax amount) based on their performance against both personal and overall business performance targets.

C. Board Practices

Board of Directors

The directors (based on the recommendations of the remuneration and nomination committee) determine the size of the board, in accordance with the company’s constitution which provides for a minimum of five directors and maximum of twelve. The board is presently comprised of six directors. Details of the directors as at the date of this report, including their qualifications and experience, and the term of office held as a director of the company.

The company’s constitution requires one-third of the directors (or the next lowest whole number) to retire by rotation at each annual general meeting (AGM). The directors to retire at each AGM are those who have been longest in office since their last election. Where directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring directors may offer themselves for re-election.

A director appointed as an additional or casual director by the board will hold office until the next AGM when they may be re-elected.

Since January 1, 2004, Sir Anthony Siaguru ceased to hold office (on April 16, 2004) and Mrs Winifred Kamit was appointed (on October 20, 2004).

Details of the directors at the date of this report are as follows:

		Year Appointed
Name	Position	As Director	Term Ends
Ross Garnaut	Chairman of Board	1995	2007
	Chairman of Audit Committee
	Chairman of Environmental & Lihir Impact Committee
	Chairman of Remuneration and Nomination Committee
Geoffrey Loudon	Director	1995
	Member of Audit Committee
John O’Reilly	Director	1995-2002, 2003
	Member of Environmental & Lihir Impact Committee
	Member of Remuneration and
	Nomination Committee
Neil Swan	Managing Director	2002	2005
Peter Cassidy	Director	2003
	Member of Audit Committee
Winifred Kamit	Director	2004
	Member of Environmental & Lihir Impact Committee

At the Annual General Meeting held on April 26, 2005, Dr Cassidy and Mrs Kamit retired and offered themselves for re-election. They were re-elected by ordinary resolutions at the general meeting.

Directors’ Service Contracts Providing for Benefits on Termination of Contract

The services of Ross Garnaut are covered by a letter agreement dated April 26, 2004.

Lihir’s directors, including Dr Garnaut, have no entitlements to benefits on termination as members of the board.

Board committees

To assist the board in fulfilling its responsibilities, the board has established three standing committees to consider certain issues and functions in greater detail. The standing committees are:

•	Audit;

•	Remuneration & Nomination; and

•	Environmental & Lihir Impact.

The chairman of each committee reports on any matters of substance at the next full board meeting. Committees provide recommendations to the board. Other committees may be established from time to time.

Audit committee

The company has had an audit committee since 1995. Members of the audit committee at the date of this report are:

Dr Ross Garnaut – committee chairman Dr Peter Cassidy Mr Geoff Loudon

All three members of the committee are independent, non-executive directors. The managing director attends committee meetings in an advisory role at the committee’s invitation. Dr Garnaut is also chairman of the Board. He is considered by directors to currently be the most suitable person to undertake this role, having regard to his skills, expertise and knowledge of the company’s financial affairs.

The function of the audit committee is to assist the board in fulfilling its responsibilities associated with the preparation and independent audit of the company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function, primarily by:

(a)	determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements;

(b)	overseeing the preparation and audit of, and verifying and ensuring the integrity of, the company’s financial statements and reports;

(c)	the appointment, compensation, retention and oversight of the company’s external auditor or any other public accounting firm engaged for the purpose of performing audit, review or attestation services for the company;

(d)	reviewing and evaluating the independence, qualifications and performance of the external auditor and managing the relationship between the company and its external auditor;

(e)	monitoring the adequacy of the company’s internal financial controls, risk management, and compliance systems and processes;

(f)	overseeing the retention, tasking and resourcing of the company’s internal auditors, monitoring their progress and evaluating their performance; and

(g)	reviewing the financial management of the company generally and undertaking such other tasks as the board or the managing director may request from time to time.

The audit committee operates in accordance with a charter formalised in January 2005.

Auditor independence

The charter adopted by the audit committee confirms its direct responsibility for the appointment, compensation, retention and oversight of the company’s external auditors. In order to ensure the independence of the external auditor, the audit committee:

•	requires that no person may play a significant role in managing the audit for more than five out of any seven successive years;

•	must approve all non audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest; and

•	receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Lihir Gold Group, and confirming that the auditor has satisfied all professional regulations relating to auditor independence.

Risk oversight and management

The Board, through the audit committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The company’s policies are designed to ensure that strategic, operational, legal, reputation and financial risks are identified, assessed and managed to facilitate achievement of the company’s business objectives. The audit committee charter defines that committee’s responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function.

The company’s internal audit function, which is carried out by KPMG under the supervision of the audit committee, performs regular reviews on significant areas of risk within the company’s operations to ensure that internal control plan work is adequate and effective. The internal audit plan is approved by the Audit committee at least annually and reviewed regularly. The internal auditor submits regular reports to the chief financial officer, to the audit committee and, where appropriate, to the board.

Internal control systems and practices are being comprehensively reviewed to ensure compliance with additional US Sarbanes-Oxley Act requirements the company must comply with from 2006 onwards.

Management assurances

The Board receives management reports on a monthly basis concerning the company’s financial condition and operational results.

In addition, in accordance with best practice guidelines, the managing director and chief financial officer are periodically required to provide formal statements to the Board that in all material respects, the company’s financial statements present a true and fair view of the company’s financial condition and operational results and are in accordance with relevant accounting standards.

Certification is also required that the company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the company’s risk management and the internal compliance and control system is operating efficiently and effectively in all material respects.

Remuneration and Nomination committee

The Board has had a remuneration committee since 1995. The committee’s mandate was widened in 1997 to become a remuneration and nomination committee. Members of the committee at the date of this report are:

Dr Ross Garnaut – committee chairman Mr John O’Reilly Mrs Winifred Kamit

Sir Anthony Siaguru was also a member of the committee until his death in April, 2004. The chairman of this committee is an independent, non-executive director. Dr Garnaut is also chairman of the board. Membership of the committee consists of those directors not interested in the remuneration of non-executive directors and reflects the small size of the company’s board. Dr Garnaut’s remuneration is established by other board members and subject to contractual arrangements referred to more specifically in the Directors’ Report. Mr O’Reilly is appointed to the board by the Rio Tinto group and does not receive fees from Lihir Gold.

Under the charter established in 1997, the committee is responsible for:

•	Reviewing remuneration of non-executive directors;

•	Reviewing policies for the reimbursement of expenses of directors;

•	Establishing criteria for membership of the board and its committees;

•	Reviewing membership of the board and its committees;

•	Nominating members of the board and its committees; and

•	Formulating policies relating to the appointment and retirement of non-executive directors.

The committee reports and recommends to the board on the above issues, with final determinations made by the board.

Appointment of directors

Nominations of new directors, recommended by the remuneration and nomination committee, are considered by the full board. The remuneration and nomination committee employs external consultants to access a wide base of potential directors, considering their range of skills and experience required in light of the:

•	current composition of the board;

•	need for independence;

•	strategic direction and progress of the company; and

•	nature of the company’s business.

The board assesses nominated directors against a range of criteria including experience, professional expertise, personal qualities, potential conflicts of interest and their capacity to commit themselves to the board’s activities.

Environmental and Lihir Impact committee

The board established this committee in 1995. Members of the committee at the date of this report are:

Dr Ross Garnaut – committee chairman
Mr John O’Reilly
Mrs Winifred Kamit

This committee meets quarterly and monitors environmental, social and community issues and impacts of the company’s operations on Lihir Island. Reviews are undertaken on the effectiveness of management’s policies and practices relating to:

•	the interaction between the company’s activities and the local community, and the ways in which these activities contribute to social and economic development;

•	policies and practices followed in dealings with the local community in relation to land;

•	maintaining and improving community health; and

•	the impact and associated risks of the company’s activities on the natural marine, atmospheric and terrestrial environment, together with monitoring compliance with the applicable regulatory regime.

The committee’s focus is on the quality, effectiveness and transparency of these management processes. It also reviews specific issues of significance from time to time.

C. Employees

The number of employees and contractors at the end of each year is summarized below:

	2004	2003	2002	2001
Management	13	12	4	4
Commercial, human resources, corporate and towns, site services, business development, community and environment	300	279	249	199
Mining operations and mine technical	407	362	384	385
Plant operations and maintenance	350	336	341	374

Total Lihir employees	1,070	989	978	962
Total contractors (full-time equivalent)	1,500	1,371	1,100	990

Total	2,570	2,360	2,078	1,952

All but one employee are based in Papua New Guinea, either on Lihir Island, in Kavieng, New Ireland Province or in Port Moresby. For details of the management team, see “Additional Information - Directors and Senior Management”.

The increase in employee numbers largely relates to personnel hired to operate the additional mining equipment acquired during 2004. See “Business Overview – Description of Operations – Mining Equipment”. Increased contractor numbers were largely associated with construction of the geothermal power station. See Business Overview – Description of Operations – Energy”.

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

D. Share Ownership

Pursuant to the Companies Act, the company’s directors have disclosed the following interests in shares in the company and provided general disclosure of companies, businesses and persons in which they are to be regarded as interested:

Interest held by
		Companies, business and persons in	director in shares
		which the Director is to be regarded as	of Lihir Gold
Director	Nature of Interest	interested	Limited
Ross Garnaut	Chairman	Asia Pacific Economics Group Pty Ltd	53,225
(Chairman)	Chairman	PNG Sustainable Development Program Ltd
	Director	Maccullochella Pty Ltd
	Director	Ok Tedi Mining Ltd
	Chairman	Sequoia Capital Management Ltd

Interest held by
		Companies, business and persons in	director in shares
		which the Director is to be regarded as	of Lihir Gold
Director	Nature of Interest	interested	Limited
Peter Cassidy	Director	Oxiana Limited	33,225
	Deputy Chairman	Sino Gold Limited
	Director	Zinifex Limited
	Director	Energy Developments Limited

Geoffrey Loudon	Chairman	L and M Mining Limited	143,840
	Director	Sterilox Technologies Inc
	Director	The Peruvian Copper Syndicate Ltd

Neil Swan	Director	Lihir Management Company Limited

John O’Reilly	Director	Lihir Management Company Limited
	Director	Rio Tinto Consultants Ltd
	Director	Rio Tinto Technical Services Limited
	Employee and Officer	Rio Tinto Plc and Rio Tinto Limited
	Director	Lion Selection Group Limited
	Director	Zar Kuh Mining Company (Iran)

Winifred Kamit	Director	New Britain Palm Oil Limited	2,000
	Director and Secretary	Interoil Limited and subsidiaries
	Senior Partner	Gadens Lawyers
	Director and Secretary	Gadens Administration Services Limited
	Director and Secretary	Kamchild Limited
	Director and Secretary	Bongoro Enterprises Limited
	Director	South Pacific Post Limited
	Director	Post Courier Limited
	Director	Allied Press Limited
	Director and Secretary	Bunowen Services Limited

Ross Garnaut acquired 3,225 shares in the company on January 23, 2004, pursuant to the share purchase plan extended to existing shareholders in Australia, Papua New Guinea and New Zealand announced by the company on November 12, 2003. Peter Cassidy acquired 3,225 shares in the company on January 23, 2004 pursuant to the share purchase plan and 20,000 shares on-market on May 2, 2005.

The total notified amount of voting securities owned by directors and officers of the company as a group at the date of this annual report was 232,290 ordinary shares, representing 0.016% of issued ordinary shares.

No options over shares in the company are held by directors and officers of the company. No arrangements are in place for providing the employees of Lihir Management Company with shares or options over shares of Lihir. Shares held by management or interests associated with them are as follows:

Murray Eagle - 10,000
Joe Daimol - 37,000

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Following are the persons notified to the company pursuant to the PNG Securities Act 1997 as substantial shareholders of the company. Under the Securities Act, a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in Lihir Gold Limited.

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

	Relevant
Name of Substantial Shareholder	interest	Percentage (1)
Rio Tinto plc held by:
Rio Tinto Metals Limited, Rio Tinto Lihir Holdings Limited	185,758,126	14.46

Merrill Lynch Investment Managers (Group)	144,181,158	11.23

Mineral Resources Lihir Limited	77,169,431	6.01

(1)	The percentages in this column reflect a denominator of 1,284,224,710 representing Lihir’s total issued ordinary shares, excluding the 161,527,405 Class B shares owned by Niugini Mining Limited

The shares held by Lihir’s major shareholders command no different voting rights to any other ordinary shares.

Class B shares — Niugini Mining Limited

Niugini Mining Limited, which is a wholly-owned subsidiary of the company, holds 161,527,405 Class B shares. These shares carry neither voting rights nor entitlements to dividends. They are not transferable and are redeemable at the company’s option.

On October 6, 1999, Lihir announced its agreement with Niugini Limited, subject to various conditions, to merge by scheme of arrangement under PNG law. The basis of the merger was set out in the notice of special meeting forwarded to shareholders on November 27, 1999. On December 15, 1999 Lihir’s shareholders approved the required resolutions to progress the merger. Niugini Mining shareholders also approved the required resolutions in early January 2000 and final approval from the National Court of Papua New Guinea was obtained on February 1, 2000. The merger was effective on February 2, 2000.

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

PNG Government Participation and Mineral Resources Lihir Limited Shareholding

The PNG Government has a policy of obtaining an option to acquire, at cost, equity participation of up to 30% in all mining projects located in PNG. The PNG Government acquired a 30% interest in the joint venture on March 17, 1995 through Mineral Resources Development Corporation (MRDC).

MRDC is a PNG company, wholly owned by the PNG Government. MRDC exchanged its interest in the joint venture for an indirect interest in 30% of the ordinary shares of the company outstanding immediately prior to the consummation of the global offering.

Following the offering, MRDC held a total of 154,338,862 ordinary shares – transferring half of these shares (77,169,431) to Mineral Resources Lihir Limited (MRL), a subsidiary company of MRDC, established as a trustee on behalf of the people of Lihir under the Lihirian Equity Trust. MRDC subsequently sold its remaining interest on the open market and no longer holds shares in the company. MRL financed its acquisition of shares in the company using funds borrowed by MRDC from European Investment Bank (EIB), which were on-lent by MRDC to MRL. Since 2002 and until December 2004, the PNG Government (through MRDC), MRL, representatives from the Lihirian community and the company have discussed means of ensuring that MRL and MRDC are able to meet ongoing commitments to the EIB. On December 2004, an agreement was signed by MRDC, MRL, the EIB and Lihir Management Company (on the company’s behalf) in which MRL agreed to sell down a proportion of its shareholding in the company and invest that portion of the proceeds remaining after meeting current commitments to the EIB, as is calculated and agreed to be necessary to meet ongoing commitments. MRDC and the company agreed to each contribute PNG Kina 3,532,759 and US$2,635,000 to help MRL meet its current commitments. These payments were contributed during 2003 and 2004. To the extent that the amount required to meet current and future commitments to the EIB requires MRL to reduce its shareholding in the company below 5.2% of the company’s total equity, the company has stated its intention to issue, for nil consideration, such number of shares to MRL as is necessary to maintain its interest at 5.2%.

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

On December 6, 2004, MRL entered into an agreement with MRDC, the European Investment Bank (EIB) and Lihir Management Company Limited (LMC) for and on behalf of the company relating to MRL’s financing arrangements with the EIB associated with financing MRL’s equity holding in the company, under which:

•	MRDC and LMC agreed to each contribute K3,532,759 and US$2,635,000 to MRL; and

•	MRL agreed to sell down a proportion of its shareholding in the company in two separate tranches and to invest the portion of the proceeds remaining, after meeting current commitments to the EIB, to enable it to meet future financing commitments to the EIB.

The sell down is required to occur no later than December 7, 2005 in the absence of a later date being agreed to by the EIB.

American Depositary Shares and US Resident Shareholders

A portion of Lihir’s ADSs are traded on the NASDAQ National Market. In the United States, each ADS evidenced by an American Depositary Receipt represents 20 fully paid ordinary shares of the company. The listed ADRs are issued pursuant to a Deposit Agreement in 1995 between the company and the Listed Depositary — The Bank of New York.

On May 31, 2005, 7,522,429 ADSs (2004: 1,349,582) representing 150,448,580 (2004: 26,991,640) ordinary shares were held by 20 (2004: 19) registered holders under the NASDAQ — listed ADR program. The company also has a restricted ADR program following the a placement of shares in October 1999 under which there are 341,000 ADS at 31 May, 2005 (2004: 365,000) representing 6,820,000 ordinary shares held by 10 (2004:12) registered holders. The restricted ADR are issued pursuant to a Deposit Agreement entered into in October 1999 between the company and the Restricted Depositary – The Bank of New York.

Also on May 31, 2004, there were 65 holders of ordinary shares (2004: 57) with declared addresses in the United States holding 671,700 (2004: 628,630) ordinary shares. In addition, there are a more significant number of United States shareholders who hold beneficial ownership through nominee companies located outside the United States.

Share Options

No options remained outstanding as at December 31, 2004 or at the date of this annual report.

Control

The company is not directly or indirectly owned or controlled by another corporation, by any government interests or by any other natural or legal person.

There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company. Whilst recognizing that senior management of Lihir are Rio Tinto employees seconded to Lihir, the company’s board of directors has ultimate control and responsibility for all the Lihir’s operations.

B. Related Party Transactions

The Board has two directors who are employees of Rio Tinto: John O’Reilly and Neil Swan. Rio Tinto is a substantial shareholder in the company.

John O’Reilly and Neil Swan are directors of Lihir Management Company, which has a management agreement with the company whereby Lihir Management Company is required to manage the corporate affairs of the company and all aspects of the Lihir operation. Lihir Management Company receives a management fee under the terms of the management agreement. Lihir Management Company is a wholly owned subsidiary of Rio Tinto.

John O’Reilly is also an employee and officer of Rio Tinto Plc and Rio Tinto Limited and a director of Rio Tinto Technical Services Limited. These companies and their affiliates provide technical services, advice and expertise to the company from time to time. These services, advice and expertise are provided variously pursuant to the Management Agreement between the company and Lihir Management Company, and pursuant to the Technical Support Agreement.

The company has contracted for the services of Dr Ross Garnaut, following and relating to his re-appointment by directors as Chairman of the company until April 30, 2007. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him. Dr Garnaut has also agreed to be bound by its terms which are:

-	Dr Garnaut was re-appointed as chairman for a three-year period commencing on May 1, 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement;

-	Gross fees payable to Dr Garnaut for the 2004 calendar year were to amount to AU$162,025, which amount is to be increased by the percentage change in the Australian Consumer Price Index in the two subsequent years;

-	No fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office;

-	The company has agreed to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgment is given his favour, he is acquitted, or relief is granted to him under the Companies Act 1997. The indemnity does not apply to the extent it would be consistent with the company’s constitution or to the extent the liability is otherwise insured.

Sir Anthony Siaguru, who was Deputy Chairman of the company until April 16, 2004, was employed in a consulting capacity by Blake Dawson Waldron, which firm (amongst others) provides legal services to the company. During 2004, Blake Dawson Waldron provided various legal services to the company for which it was paid fees totaling $96,000. The company obtained services from a number of other legal firms during 2004. Sir Anthony was not involved in the retention of Blake Dawson Waldron, or in the provision of those services. The services were provided on an arms-length basis on ordinary commercial terms.

The interests of the directors listed above were disclosed to the Board prior to the company entering into the relevant contracts or engaging the services as the case may be. Other than Mr O’Reilly’s original involvement in the negotiation of the Management Agreement with Lihir Management Company, the directors concerned did not take part in discussions on or voting in relation to the company’s decision to enter into the contracts and directors are satisfied the contracts are on arm’s length terms. The Board’s Audit Committee has an ongoing responsibility to monitor and review related party transactions and to assess their propriety for recommendation to the Board.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

This information has largely been included in the financial statements section included in this Form 20-F.

Export sales

Under refining arrangements with AGR Matthey, the gold produced by the company is exported to and refined in Western Australia. On the completion of the refining process, the gold is credited to the company’s bullion account for ultimate sale.

Legal or arbitration proceedings

Niugini Mining Limited has been subject to two claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims were instituted in 1997 and date back to activities prior to ownership of Niugini Mining Limited by Lihir Gold Limited. In November 2004, one of the claims was dismissed by the Papua New Guinea National Court for want of prosecution. The company has applied for service of the other claim to be set aside. If the Company’s application is successful, the claim would effectively be statute-barred and unable to be maintained against Niugini Mining Limited. A final decision by the National Court on the application is awaited.

Dividend distributions

Lihir declared its maiden dividend of two Australian cents (AU$0.02) per ordinary share in April 2003 and paid it in July 2003. No dividend was declared or paid in 2004. The Board will continue to consider payment of dividends on an annual basis, having regard primarily to the company’s earnings, cash flows and investment requirements.

A. Significant Changes

No significant change in the state of the business has occurred since the date of the annual financial statements as at December 31, 2004.

Item 9. Share Price and Capitalization

The company’s securities consist of ordinary shares and of Class B shares. No options remain outstanding. The shares have no par value. All issued shares are fully paid. Class B shares, which are held by Niugini Mining Limited, do not carry voting rights or rights to receive dividends. Class B shares are not transferable and are redeemable at the company’s option.

Since the global offering in October 1995, the ordinary shares have traded on the Australian Stock Exchange Limited (ASX), and on SEAQ International, the London Stock Exchange’s system for trading international equity securities that are not listed on that exchange. The majority of the company’s ADSs are traded on the NASDAQ National Market. The ASX is the national stock exchange in Australia. The company is also listed on the Port Moresby Stock Exchange (Market Code “LHG”).

The following tables set forth, for the periods indicated, the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on NASDAQ. Each ADS represents 20 fully paid ordinary shares in Lihir.

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
By Fiscal Year	A$	A$	US$	US$
2000	1.12	0.52	13.75	5.50
2001	1.28	0.54	12.93	5.44
2002	1.65	1.02	19.13	11.50
2003	1.83	1.25	24.17	13.99
2004	1.59	0.90	24.20	12.58

		Ordinary Shares		American Depositary Shares
		High	Low	High	Low
By Quarter	Quarter Ending	A$	A$	US$	US$
2003	March 31	1.60	1.30	19.50	15.11
	June 30	1.54	1.25	19.90	14.85
	September 30	1.78	1.30	24.60	16.94
	December 31	1.83	1.34	25.25	20.02
2004	March 31	1.59	1.01	24.85	15.25
	June 30	1.23	0.90	18.61	12.58
	September 30	1.20	0.97	17.80	13.29
	December 31	1.32	1.10	21.03	16.00
2005	March 31	1.18	1.02	18.85	15.30

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
By Month	A$	A$	US$	US$
December 2004	1.28	1.12	19.50	16.85
January 2005	1.18	1.04	18.15	16.10
February 2005	1.14	1.02	18.27	15.30
March 2005	1.18	1.05	18.85	16.23
April 2005	1.07	0.99	16.75	15.45
May 2005	1.13	1.01	17.32	15.52

The last reported sale price of the ordinary shares on the ASX on May 31, 2005 was A$1.07. The last reported sale price of the ADSs on NASDAQ on May 31, 2005 was US$ 16.79

At May 31, 2005, the total market capitalization of the company (excluding the shares held by Niugini Mining Limited) was A$1.374 billion (US$1.04 billion).

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

This information was set out in the Form 20-F Annual Report for the fiscal year ended December 31, 2003 and has not changed.

PNG Companies and Securities Laws

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

In 1995, the company was granted an exemption with respect to the quorum requirement under NASDAQ Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. The company complied with the quorum requirements set forth in the previous paragraph.

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

C. Material Contracts

Lihir Management

Management Agreement. While the company’s board of directors has ultimate control and responsibility for all of the company’s operations and the exercise of all the company’s powers and rights, pursuant to the management agreement the board of directors has delegated to Lihir Management Company the authority and responsibility to manage the corporate affairs of the company, the construction and operation of the Lihir operation, any exploration activities undertaken by the company in the Lihir Group of islands, and any other operations and activities of the company. Subject to the restrictions described below, Lihir Management Company is permitted to enter into contracts on behalf of the company and to pay, out of the company’s funds, all costs and expenses incurred by it in connection with its role as manager of the Lihir operation, including, without limitation, the salaries and other compensation payable to Lihir Management Company personnel, and the monthly management fee referred to below. In addition, Lihir Management Company is permitted to contract for the performance of its duties under the management agreement, provided, however, that any contracts with a related corporation of the manager, must be on ordinary commercial terms and at a cost no greater than that of obtaining the services from an independent contractor.

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

Until the end of 2003, Lihir Management Company has been paid a monthly management fee equal to the greater of US$250,000 (adjusted annually by the implicit price deflator for the US Gross National Product), or 1.5% of the average monthly operating costs of the Lihir operation during the preceding three months. From the commencement of 2004, this fee has been reduced and is now fixed at US$1.5 million per annum. In addition, Lihir Management Company is entitled to receive 1% of all costs incurred on any expansion of the operation involving capital expenditures greater than US$50 million. For the purposes of the foregoing, all capital and operating costs are calculated excluding the management fee paid or payable to Lihir Management.

The company’s obligation to pay the management fee will be suspended, 12 months after mining operations have been suspended as a result of certain specified events of force majeure, and one month after mining operations are suspended for any other reason.

The appointment of Lihir Management Company as the manager of the Lihir operation shall continue during the term of the mining development contract unless the management agreement is earlier terminated. The company can terminate the management agreement for specified reasons, including certain events of insolvency of Lihir Management, any breach by Lihir Management Company of the terms of the management agreement, or if Rio Tinto’s current interest in 14.46% of the issued shares of the company is reduced, (directly or indirectly) or Lihir Management Company ceases to be a wholly owned subsidiary of Rio Tinto or, upon six months’ notice after the management agreement has been in effect for 20 years. In addition, the parties may of course agree to terminate the management agreement, or Lihir Management Company may terminate the management agreement, upon six months notice after the later of 10 years after the date of the agreement, and the repayment of all loans to the company, the terms of which require management of the Lihir operation by a related corporation of Rio Tinto. There are no loan terms now in place which include such a requirement.

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

PNG Mining Laws

The principal PNG mining laws are the PNG Mining Act 1992, the Mining (Safety) Act (Chapter 195A of the PNG Revised Laws) and the Regulations under these acts. The PNG Mining Act, provides that “all minerals existing on, in or below the surface of any land in PNG, including any materials contained in any water lying on any land in PNG, are the property of” the PNG Government. The PNG Mining Act also provides for a system of licenses and leases, pursuant to which persons are permitted to explore for minerals, develop mines and extract mining products. The Mining (Safety) Act provides for the regulation and inspection of mines and associated works.

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

Related Agreements with PNG Government

Exploration License. The Exploration License, (EL485) which gives it the exclusive right to explore for gold and other minerals over the rest of Lihir Island, including Luise Harbour, has been renewed on seven occasions since its original issue in 1983, the most recent extension being made from March 31, 2004 and expiring on March 31, 2006. The Special Mining Lease has been carved out of the area previously covered by the Exploration License. For a discussion of exploration licenses generally, see “PNG Mining Laws” above.

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

The Mining Development Contract may only be terminated by the PNG Government if the Special Mining Lease expires and is not renewed, or the company surrenders the Special Mining Lease (other than for the renewal or extension thereof or for the issuance of a new Special Mining Lease), or the company abandons the Lihir operation, or if the company materially defaults in the performance of its significant obligations under the Mining Development Contract. These company’s obligations include:

•	to construct the mine and operate in accordance with the approved proposal for development (including the environmental plan)

•	not to incur debt in violation of certain coverage tests

•	to convert its foreign currency revenues into Kina, subject to certain exceptions

•	not to keep gold in inventory for a period greater than three months without placing in its Kina bank account an amount equivalent to the cash value of such gold

•	to comply with PNG Government notices forbidding certain sales of gold

•	to comply with its various obligations to hire PNG employees or suppliers or contractors

•	not to suspend its operations other than as permitted by the Mining Development Contract

•	to comply in all material respects with the environment plan (see “Information on the Company – Property, Plant and Equipment – Environmental Considerations – Environmental Plan”).

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

Operations Agreements

Pressure Oxidation Technology License. On August 5, 1995, Lihir Management Company, acting for and on the company’s behalf, entered into an agreement with Sherritt Inc under which Sherritt disclosed know-how relating to its proprietary and patented pressure oxidation technology and whereby, subject to certain payments, it granted an irrevocable, perpetual non-exclusive license to use the pressure oxidation technology in the company’s processing plant, as patented or contained within Sherritt’s know-how. In or before November 2000, Sherritt assigned its rights to the intellectual property, the subject of the license, and the license itself, to Dynatech Corporation.

Blasting Contract. On March 14, 1996, the company entered into a Contract Explosives Services Agreement with Orica Papua New Guinea Ltd to supply explosive services for the Lihir operation through to June 30, 2002. The Agreement was immediately assigned as a nominated subcontract to the then mining contractor. The awarding of the contract followed testing by the successful contractor and the contractor being able to demonstrate to the company that its specially compounded emulsion explosives were suitable for the high rock temperatures and reactive soils that characterize the Lihir mine. The blasting contractor was required to procure, transport and store all explosive products; manufacture and deliver explosives into blast holes; prime, tie-in and initiate the blasting; and provide all facilities for manufacture and storage, including warehouses, magazines, labour and supervision. The blasting contractor is provided with fuel, power and potable water by Lihir.

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

This loan agreement and supporting bank financing agreements were terminated by agreement on November 22, 2000, and replaced by a syndicated facility agreement. The syndicated loan is in the form of a US$50 million revolving credit facility, arranged and underwritten by ABN-AMRO Australia Limited, Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited are participating with ABN-AMRO Australia Limited in this facility. In January 2004, NM Rothschild & Sons Australia Limited substituted for Deutsche Bank AG.

During the period Lihir had only one other financing arrangement, which was originally a US$26.5 million facility from the European Investment Bank, dated February 15, 1996. The facility was prepaid in its entirety on April 30, 2004.

The following summaries do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the respective agreement documents, including the definitions used in those agreements.

The following is a summary of certain provisions of the transaction documents for the syndicated facility agreement.

Syndicated Facility Agreement — overview

The US $50 million syndicated loan facility attracts an overall interest rate of 2.9% over LIBOR. Prior to its extension in April 2005, the facility was scheduled to expire in June 2005. It is now scheduled to expire on June 30, 2006. Please see “Operating and Financial Review and Prospects - Events Subsequent to Signing of the Financial Statements ”.

Syndicated Facility Agreement – Documentation, Terms and Conditions

•	Purpose: The US$50 million credit facility is available to provide cover for general corporate and operating purposes.
•	Pricing:

Interest margin	1.90%
Political risk insurance margin	1.00%

In certain limited circumstances changes in law and official regulations could increase the interest margin.

•	Prepayment: The facility can be repaid on any interest payment date without penalty or at any other time on payment of interest period break costs, subject to two day’s notice. The un-drawn commitment may be cancelled without penalty on ten day’s notice.

•	Security: The lenders and hedge providers have the benefit of a fixed and floating charge over the assets of Lihir.

•	Conditions Precedent: The lenders needed to be satisfied with the results of normal technical and legal due diligence. Political risk insurance satisfactory to the facility agent needed to be available for drawings under the facility.

•	Representations and Warranties: Lihir was required to make customary representations and warranties with the continued application of most warranties and representations made under the original syndicated facility. Certain of these representations and warranties need to be repeated every six months.

•	Undertakings: Undertakings given by Lihir included:

o	compliance with the 1998 World Bank Environmental, Health and Safety Guidelines;

o	restrictions on Lihir’s ability to incur additional financial indebtedness and to create additional security interests over its assets; and

o	providing to the facility agent and independent engineer each year the mine plan and cash flow projections used to calculate debt service cover ratios for financial covenants.

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

The facility agreement also includes financial covenants that would trigger default, if at December 31 and June 30 of each year, the debt service cover ratio for the next twelve months, is less than 1.0 or the life of mine debt cover ratio is less than 1.5.

If an event of default is continuing the lenders, acting on majority consent, may cancel the revolving credit commitment and accelerate repayment of the loan.

• Review Event: If, without consent of the agent (acting on the instructions of all the lenders), (a) a person not in control of the company acquires such control; or (b) the management transition plan (setting forth the transition arrangements made in the event that Rio Tinto ceases to provide management and other support to the company under current management arrangements) presented to the agent in January 2005 is terminated, suspended, amended in a material respect or not complied with in any material respect. The Agent may give notice to Lihir, within 30 days of becoming aware or being notified of such an event:

o	requiring the US$ 50 million revolving credit be immediately restructured in a manner acceptable to the Agent; or

o	requiring the US$ 50 million revolving credit be repaid and canceled within 180 days from such notification.

Lihirian Equity Settlement Agreement

On December 6, 2004, MRL entered into an agreement with MRDC, the European Investment Bank (EIB) and Lihir Management Company Limited (LMC) for and on behalf of the company relating to MRL’s financing arrangements with the EIB associated with financing MRL’s equity holding in the company, under which:

•	MRDC and LMC agreed to each contribute K3,532,759 and US$2,635,000 to MRL; and

•	MRL agreed to sell down a proportion of its shareholding in the company in two separate tranches and to invest the portion of the proceeds remaining, after meeting current commitments to the EIB, to enable it to meet future financing commitments to the EIB.

The sell down is required to occur no later than December 7, 2005 in the absence of a later date being agreed to by the EIB. See Item 7 – Major Shareholders and Related Party Transactions – PNG Government Participation and Mineral Resources Lihir Limited shareholding.

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

The PNG Central Banking (Foreign Exchange and Gold) Regulations generally require that PNG residents (including the company), obtain approval from the Bank of Papua New Guinea, which is the PNG Government Central Bank for the inflow and outflow of currency and gold to and from PNG. Some exemptions came into effect on 1 June 2005, but it remains the position that for a PNG company to hold foreign currency, it must have in place relevant approvals from the Central Bank. Lihir holds such approvals. As is ordinarily the case with large mining and petroleum projects in PNG, under the Mining Development Contract, the PNG Government has agreed to ensure that the PNG Central Bank will grant to the company, permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds, into offshore accounts. The company is currently permitted to retain, in the offshore accounts, proceeds from the sale of mining products, and the proceeds of bank loans and insurance policies in an aggregate amount, sufficient to pay three months anticipated loan servicing obligations, payments for goods and services to persons resident outside of PNG, dividends to non-PNG shareholders, and payments for certain approved reductions in share capital. To the extent the foregoing permissions are insufficient for such purposes; the company would require the approval of the PNG in particular, for transactions involving offshore debt or equity.

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

Foreign workers, including those employed by the company, if they are resident in Papua New Guinea, will be subject to exchange control administered by the PNG commercial banks on behalf of the Central Bank. A taxation clearance certificate is generally required where cumulative remittances of foreign currency exceed K50,000 in a calendar year, and formal exchange control approval is generally required for the purposes of buying securities listed on a stock exchange outside PNG. A person in this position will be able to purchase the company’s ordinary shares, or American Depositary Shares, on exchanges outside PNG, on which they are listed for quotation.

A foreign worker employed by the company, who is resident in Papua New Guinea, will be permitted to purchase the company’s ordinary shares on the Port Moresby Stock Exchange in Papua New Guinea, without any restriction. A person who is not resident in Papua New Guinea, will be able to purchase the company’s ordinary shares or American Depositary Shares, on the exchanges on which they are listed for quotation without any restriction. This position is generally applicable to PNG companies.

Any person who has purchased the company’s ordinary shares would be permitted to hold them, and exercise the votes attached to them, without any limitations, subject to the provisions of the PNG Companies Act.

E. Taxation

The following discussion is a summary of United States federal income, Australian and PNG tax consequences, to U.S. holders of ordinary shares, or of ADSs evidenced by ADRs. The discussion does not purport to be a comprehensive discussion, and is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the tax laws of PNG as in effect on the date hereof, which are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between United States and PNG. This discussion is also based in part, upon the representations of the ADS Depositary, The Bank of New York, and assumes that each obligation in the Deposit Agreement, and any related agreement, will be performed in accordance with its terms. The discussion does not consider any specific facts or circumstances that may apply to a particular investor, some of which (for example, tax-exempt entities, banks, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors who hold ordinary shares or ADRs as part of straddles, or hedging or conversion transactions, investors that actually or constructively own 10% or more of the company’s voting stock and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Prospective purchasers of ordinary shares or ADSs are urged to consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences including the PNG consequences, of owning and disposing of ordinary shares or ADS..

United States Federal Income Taxation

This section describes the material United States federal income tax consequences generally applicable to ownership by a U.S. Holder (as defined below) of ordinary shares or ADSs. For purposes of this discussion, a “U.S. Holder” is any beneficial owner who owns the ordinary shares or ADSs as a capital asset, and is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate subject to United States federal income taxation on its income regardless of its source or, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

In general, taking into account the earlier assumptions, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the ordinary shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, under United States federal income tax law, U.S. Holders will include in gross income as a dividend the gross amount of any distribution paid (before reduction for PNG withholding taxes) by the company, to the extent of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the dividend is received, actually or constructively, by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. Dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that the company pays with respect to ADSs listed on the NASDAQ generally will be qualified dividend income as long as, in the year that the U.S. Holder receives the dividend, the ADSs continue to be reaily tradable on an established securities market in the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the distribution included in gross income will be the U.S. dollar value of the PNG Kina payments made, determined at the spot PNG Kina/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars, will be treated as ordinary U.S.-sourced income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holders basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain conditions and limitations, the PNG tax withheld and paid over to PNG will be eligible for credit against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available under PNG law, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability.

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the U.S. Holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable.

Distributions of additional ordinary shares to U.S. Holders, with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all shareholders of the company, generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize U.S.-sourced gain or loss, for United States federal income tax purposes, in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and, if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year, will be a long-term capital gain or loss. Long-term capital gains of a non-corporate U.S. Holder that are recognized before January 1, 2009 are generally taxed at a maximum rate of 15%.

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

The company believes that it will not be treated as a PFIC for its 1998, 1999, 2000, 2001, 2002, 2003 and 2004 taxable years. However, the classification of the company as a PFIC will depend on a factual determination made annually and thus may be subject to change, depending upon the character of the company’s income and assets in future years. For transactions entered into prior to January 1, 2005, the Code generally treats gains from transactions in commodities, such as gold, as passive income unless “substantially all” of a company’s business is as an active producer of the commodity. The Regulations define “substantially all” to mean that 85% or more of a producer’s gross receipts must be gross receipts from sales in the active conduct of a commodities business or certain related activities. Due to the factual nature of this analysis and certain recent changes to the applicable law, there can be no assurance that the company would not be treated as a PFIC in future taxable years, even though it is earning income from its mining operations.

A U.S. Holder of ordinary shares or ADSs whose holding period includes a taxable year of the company in which the company was a PFIC, and who does not make a “QEF election” or a “mark-to-market” election (as described below), will be subject to the following rules:

(a) Distributions made by the company during a taxable year, to a U.S. Holder with respect to the ordinary shares or ADSs that are an “excess distribution” (defined generally as the amount received with respect to the ordinary shares or ADSs in any taxable year in excess of 125 percent of the average received in the shorter of either the three previous years or the U.S. Holder’s holding period before the taxable year) must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year is included as ordinary income, in the U.S. Holder’s gross income for that year. The amount allocated to each prior taxable year, with certain exemptions, is taxed as ordinary income at the highest rate in effect in that prior year, and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

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

A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), for each taxable year of the company in which the company is a PFIC regardless of whether or not distributions were received. The U.S. Holder’s basis in the ordinary shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

For taxable years beginning after 1997, a U.S. Holder of ordinary shares or ADSs in a PFIC that is treated as “marketable stock” may also make a mark-to-market election. An electing shareholder will not be subject to the PFIC rules described above. Instead, in general, an electing shareholder will include in each taxable year as ordinary income the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over their adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. These amounts of ordinary income will not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains.

The ADSs listed on the NASDAQ should be considered marketable stock for these purposes as long as the ADSs are traded on the NASDAQ, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there is no certainty that the ordinary shares listed on other exchanges will be considered marketable stock for these purposes unless the Internal Revenue Service designates such exchange as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make such a designation.

In addition, notwithstanding any election the U.S. Holder makes with regard to the ordinary shares or ADSs, dividends received from the company will not constitute qualified dividend income if the company is a PFIC with respect to the U.S. Holder either in the taxable year of the distribution or the preceding taxable years. Moreover, the U.S. Holder’s ordinary shares or ADSs will be treated as stock in a PFIC if the company was a PFIC which was not a qualified electing fund with respect to the U.S. Holder at any time during its holding period in the ordinary shares or ADSs, even if the company is not currently a PFIC. For the purposes of this rule, if a U.S. Holder makes a mark-to-market election with respect to its ordinary shares or ADSs, it will be treated as having a new holding period in its ordinary shares or ADSs beginning after the last taxable year for which the mark-to-market election applies. Dividends received that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, a U.S. Holder must include the gross amount of any such dividend paid by the company out of accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. Holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

A U.S Holder who makes the mark-to-market election (described above), but who did not make a QEF election for any prior holding periods , in which the company was a PFIC, generally will be subject to the PFIC rules in the first taxable year of making the mark-to-market election, with respect to any distribution on or disposition of such ordinary shares or ADSs, or with respect to any amount includable as a result of making the mark-to-market election.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

A U.S. Holder who owns ordinary shares or ADSs during any year that the company is a PFIC must file Internal Revenue Service Form 8621 with respect to that year.

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
The following tables summarizes Lihir’s gold price hedging program as at December 31, 2004:

Put Options Bought

		Average
		Strike price	Put Revenue (*1)
Year	Ounces	(US$/oz)	(US$ millions)
2005	95,000	320.39	30.4
2006	39,000	325.26	12.7
2007	96,000	319.17	30.7
2008	40,000	335.00	13.4

Total	270,000	322.82	87.2

(*1)	Lihir has the option to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised by Lihir, if the spot price for gold is below the put price at the time this put option is due for delivery.

Call Options Sold

		Average
		Strike price	Call Revenue (*2)
Year	Ounces	(US$/oz)	(US$ millions)
2005	95,000	326.71	31.0
2006	39,000	336.74	13.1
2007	96,000	319.08	30.7
2008	20,000	365.00	7.3

Total	250,000	328.41	82.1

(*2)	Lihir can be called upon to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised against Lihir, if the spot price for gold is above the call price at the time the call option is due for delivery.

Forwards

		Average
		Strike price	Revenue
Year	Ounces	(US$/oz)	(US$ millions)
2005	365,210	332.41	121.4
2006	350,975	328.77	115.4
2007	330,000	323.76	106.8
2008	375,475	331.96	124.6
2009	243,185	350.76	85.3
2010	10,000	327.00	3.3

Total	1,674,845	332.47	556.8

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

The minimum total revenue generated from these programs will be US$639 million (2003: US$671 million and 2002: US$719 million). Revenue generated from the same number of ounces at the prevailing spot price at December 31, 2004, of US$438.00 per ounce would be US$843 million (2003: US$847 million at US$417.50 per ounce and 2002: US$747 million at US$342.75 per ounce).

On December 31, 2004, the estimated fair value of the total hedge program, as determined by an independent party, based on the ruling spot price of US$438.00 (2003: US$417.50 and 2002: US$342.75), was negative US$233.6 million (2003: negative US$199.4 million and 2002: negative US$65.8). At the spot price plus 10% (US$481.80) the estimated fair value would be approximately US$318 million out-of-the-money. At the spot price less 10% (US$394.20) the estimated fair value would be US$149 million out of the money. The fair value of commodity contracts is estimated, based on quotes from the market makers of these instruments, and represents the estimated amounts that Lihir would expect to receive or pay to terminate the agreements at the reporting date. Fair value of put options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

Net profit for 2004 included revaluation revenue relating to ineffective hedges of US$8.6 million (2003: US$12.1 million; 2001: US$2.2 million). The hedge effectiveness provisions of IFRS 39 require that the ineffective portion of the hedge be passed through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The US$8.6 million (2003: $US12.1 million, 2001: US$2.2 million) revenue has primarily arisen due to lease rates remaining at historical low levels, across the curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At December 31, 2004, shareholders equity included a hedging fair value reserve of negative US$232.2 million (2003: negative US$206.5 million; 2002: negative US$69.5 million).

Interest Rate and Exchange Rate Risk

The company does not currently use financial instruments to hedge interest rate or exchange rate exposure.

The company’s interest expenses are most sensitive to changes in the London Inter-Bank Offered Rate (LIBOR), as its borrowings under the syndicated facility agreement bear a LIBOR based interest rate. At December 2004, the company had US$19.5 million outstanding on its variable rate loan. The potential loss to the group, over one year that would result from a hypothetical, instantaneous and unfavourable change in 100 basis points in the interest rates of all variable financial assets, and liabilities on December 31, 2004 would be approximately US$0.1 million. Including the cash on deposit component in the calculation, the net interest rate exposure would equate to a potential net loss in earnings of US$0.6 million.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

For its fiscal year 2004, the company performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the company’s management, including the CEO and CFO, concluded that Lihir’s disclosure controls and procedures were effective as of December 31, 2004.

There have been no changes in the company’s internal control over financial reporting that have occurred since January 1, 2004, which have materially affected, or are reasonably likely to materially affect Lihir’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The company’s board has determined that it does not have an audit committee financial expert serving on its audit committee. The board is continuing to actively seek a candidate to fill this role, but this process is not yet complete because of the difficulty in finding a suitable candidate with sufficient experience and background to meet the SEC’s definition of audit committee financial expert and meet other requirements for nomination to the board.

Item 16B. Code of Ethics

The company has adopted policies and procedures which bind all employees, including the Chief Executive Officer and the Chief Financial Officer, in the interaction with each other and others parties. Employees are expected to adopt the highest standards of ethical business practice in accordance with the Lihir’s Statement of Values. The values underpinning all company policies and procedures are:

•	commitment to a work environment where the health, safety and well-being of employees, contractors, visitors and other parties affected by the company’s operations are paramount.

•	compliance with all laws, regulations and other requirements relating to all aspects of business and personal conduct within PNG and the countries with which the company interacts.

•	integrity, transparency and respect in all interactions (whether internal or with groups outside the company) including with Lihirian and other representative groups in relation to issues important to the community.

•	excellence in the management of environmental responsibilities to ensure minimisation of any adverse effects on the environment or impact on the local community.

•	adoption of the highest standards of business administration, accountability and corporate governance, including the ethical use of all company resources, funds, equipment, information and time.

•	fairness, within the framework of commitments to local community groups, to potential and existing employees in all areas of recruitment, training and administration of employee benefits.

•	initiative and personal commitment by all employees, contractors and agents working on behalf of the company, to the highest standards of work performance and the effective achievement of company objectives.

•	accountability and willingness to take responsibility.

These policies are referenced in employment contracts and available to all employees through the company’s intranet site. The company undertakes to provide a copy of these procedures to any person without charge, upon request at our principal executive offices. Additionally, the executive staff, including the Chief Executive Officer and the Chief Financial Officer, are contractually bound by Rio Tinto’s statement of business practice entitled “The Way We Work”. Information on this statement of business practice as associated guidance notes are found at http://www.riotinto.com/library/reports/PDFs/corpPub_BusPract_English.pdf .

Item 16C. Principal Accountant Fees and Services

The company, at its annual general meeting of shareholders held on April 26, 2004, appointed the current auditors, PricewaterhouseCoopers, as independent auditors of Lihir for the fiscal year ended December 31, 2004 as required by the PNG Companies Act, 1997. At its annual general meeting held on April 26, 2005, shareholders re-appointed PricewaterhouseCoopers as the company’s auditors for the fiscal year ended December 31, 2005. Under its charter, the audit committee of the company’s board of directors is required to:

(a)	review the performance of the external auditors at least annually and be responsible for recommending to the Board their appointment, re-appointment or termination;

(b)	review the scope of the annual audit program, or audit plan and approve the scope of the audit services to be provided;

(c)	review any engagement fees or terms proposed by the external auditors;

(d)	consider whether the external auditor’s provision of non-audit services to the company and any other relationship between the external auditor and the company (if any) is compatible with maintaining the independence and objectivity of the external auditor and maintaining the quality of the audit services provided;

(e)	if applicable, take appropriate action in response to the external auditor’s report to satisfy itself of the external auditor’s independence for the purposes of making a recommendation to the Board.

In addition, the committee must pre-approve any and all non-audit related work which may be undertaken by the external auditors and will not approve provision of any services which may give rise to any conflict of interest. The external auditor is required to submit to the committee, on a periodic basis and not less than annually, a formal written statement (consistent with U.S. Independence Standards Board Standard No. 1) delineating all relationships between the auditors and the group and all work completed by the auditor, (including in particular any non-audit services) reporting on the levels of audit and non-audit fees and confirming that the auditor has satisfied all professional regulations relating to auditor independence

The following lists the services which PricewaterhouseCoopers has provided to Lihir and its subsidiaries.

	2004 Fees	2003 Fees
Services provided	US$000	US$000

Audit fees	$218,000	$172,000

Audit-related fees	—	—

Tax fees	$27,000	$28,000

All other fees	—	—

Tax fees related to tax compliance work undertaken for the company and its subsidiaries. All were pre-approved by the audit committee of the Board.

Item 16D. Exceptions from Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by Issuer and Affiliates

None.

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

See pages F-1 through F-36 included in this Form 20-F.

FINANCIAL STATEMENTS

LIHIR GOLD LIMITED

Audited financial statements

LIHIR GOLD LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lihir Gold Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries at December 31, 2004, 2003, and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of Lihir Gold Limited’s (the Company’s) management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers

Port Moresby, Papua New Guinea
March 4, 2005, except for
Note 30, for which the date is
June 28, 2005

F-A

LIHIR GOLD LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

For the Years Ended December 31, 2004, 2003 and 2002

		2004	2003	2002
	Note	US$’000	US$’000	US$’000
Sales revenue		221,465	199,843	208,623
Gold lease rate fees		4,595	2,599	2,339
Fair value gains		8,608	12,067	2,227

Total revenue	6	234,668	214,509	213,189

Operating expenses
Mining expenses		(89,687)	(68,017)	(60,316)
Exploration expenses		(5,306)	(10,506)	(9,711)
Processing costs		(41,524)	(35,326)	(28,533)
Power generation costs		(29,237)	(26,473)	(23,899)
General and administrative costs		(53,103)	(45,444)	(36,356)
Refining, royalty and management fees		(7,144)	(8,322)	(7,933)
Deferred mining costs		37,865	7,163	3,675
Costs deferred and transferred to inventories		3,557	24,378	15,881
Impairment reversal: Mine properties and deferred mining costs		205,723	31,061	37,893
Impairment reversal/(charge): Economic grade stockpile		90,200	(17,079)	(4,392)
Depreciation and amortisation		(32,929)	(28,631)	(27,135)

Total operating income/(expenses)	6	78,415	(177,196)	(140,826)

Operating profit		313,083	37,313	72,363

Interest income		3,512	983	1,015
Finance costs		(2,110)	(3,518)	(3,705)

Profit from ordinary activities before taxation	6	314,485	34,778	69,673

Income tax benefit/(expense)	15	14,736	—	(16,426)

Net profit from ordinary activities after taxation		329,221	34,778	53,247

Earnings per share	27
- Basic (cent/share)		25.6	3.0	4.7
- Diluted (cent/share)		25.6	3.0	4.7

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED BALANCE SHEETS

As At December 31, 2004, 2003 and 2002

		2004	2003	2002
	Note	US$’000	US$’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	83,559	152,630	33,817
Derivative financial instruments	24	473	9,823	1,948
Inventories	9	60,244	57,009	46,972
Receivables	10	5,105	10,543	4,652
Prepayments		4,921	680	422
Deferred mining costs	11	—	2,803	4,185

TOTAL CURRENT ASSETS		154,302	233,488	91,996

NON-CURRENT ASSETS
Derivative financial instruments	24	21,133	11,116	10,037
Inventories	9	90,200	—	—
Receivables	10	536	915	2,793
Deferred mining costs	11	66,933	26,265	17,720
Mine properties	12	738,990	477,095	454,138
Deferred income tax	15	84,812	—	—

TOTAL NON-CURRENT ASSETS		1,002,604	515,391	484,688

TOTAL ASSETS		1,156,906	748,879	576,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	7	—	—	1,297
Derivative financial instruments	24	51,799	31,375	6,133
Accounts payable	13	29,396	20,893	14,382
Provisions	14	3,552	4,487	2,218
Borrowings	22	19,509	3,510	3,510

TOTAL CURRENT LIABILITIES		104,257	60,265	27,540

NON CURRENT LIABILITIES
Derivative financial instruments	24	203,392	188,918	71,619
Provisions	14	12,034	8,268	14,067
Borrowings	22	—	30,038	37,048

TOTAL NON CURRENT LIABILITIES		215,426	227,224	122,734

TOTAL LIABILITIES		319,683	287,489	150,274

SHAREHOLDERS’ EQUITY
Share capital	19	1,027,504	1,025,288	873,822
Fair value and other reserves	24	(162,153)	(206,548)	(69,469)
Accumulated losses		(28,128)	(357,350)	(377,943)

TOTAL SHAREHOLDERS’ EQUITY		837,223	461,390	426,410

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,156,906	748,879	576,684

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2004, 2003 and 2002

				Retained
		Share	Fair value	Earnings /
		Capital	Reserves	(Losses)	Total
	Note	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2002		873,822	53,616	(431,190)	496,248

Profit for the year	6	—	—	53,248	53,248
Fair value losses on cash flow hedges	24	—	(114,095)	—	(114,095)
Net movement of deferred tax	15	—	16,426	—	16,426
Reclassified and reported in the income statement	24	—	(25,416)	—	(25,416)

Balance at 31 December 2002		873,822	(69,469)	(377,942)	426,411

Profit for the year	6	—	—	34,778	34,778
Dividend paid	28	—	—	(14,185)	(14,185)
Issue of share capital	19	156,240	—	—	156,240
Share issue transaction costs	19	(4,774)	—	—	(4,774)
Fair value losses on cash flow hedges	24	—	(148,610)	—	(148,610)
Reclassified and reported in the income statement	24	—	11,531	—	11,531

Balance at 31 December 2003		1,025,288	(206,548)	(357,349)	461,391

Profit for the year	6	—	—	329,221	329,221
Issue of share capital	19	2,286	—	—	2,286
Share issue transaction costs	19	(70)	—	—	(70)
Fair value losses on cash flow hedges	24	—	(49,611)	—	(49,611)
Deferred income tax on fair value losses on cash flow hedges	24	—	70,076	—	70,076
Reclassified and reported in the income statement	24	—	23,930	—	23,930

Balance at 31 December 2004		1,027,504	(162,153)	(28,128)	837,223

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004, 2003 and 2002

			2004	2003	2002
	Note		US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from operating activities			248,391	205,851	199,201
Payments arising from operating activities			(220,225)	(187,180)	(173,988)
Interest received			3,512	983	1,015
Interest and finance charges paid to third parties			(1,327)	(2,949)	(3,411)
Net cash flows from operating activities		8	30,351	16,705	22,817

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of term debt			(14,039)	(7,010)	(3,775)
Proceeds of equity issue			2,286	156,240	—
Share issue transaction costs			(70)	(4,774)	—
Dividend paid			—	(14,185)	—
Net cash (used in)/from financing activities			(11,823)	130,271	(3,775)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property plant and equipment			(87,663)	(27,065)	(25,981)
Proceeds of disposal of fixed assets			64	199	1,544
Net cash used in investing activities			(87,599)	(26,866)	(24,437)

Net (decrease)/increase in cash held			(69,071)	120,110	(5,395)

Cash and cash equivalents at beginning of year			152,630	32,520	37,915
Net (decrease)/increase in cash held			(69,071)	120,110	(5,395)
Cash and cash equivalents at end of year		7	83,559	152,630	32,520

The accompanying notes form part of these financial statements.

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

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

(i)	Consolidation

The consolidated financial statements of Lihir Gold Limited (the Company) include the accounts of its subsidiaries. Subsidiary undertakings, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. In the separate financial statements of the Company, the Company accounts for investments in subsidiaries at cost less any impairment.

(ii)	Exploration and evaluation expenditure

The Company charges exploration and evaluation costs against profits as incurred.

(iii)	Development properties

A property is classified as a development property when a mine plan has been prepared, proved and probable resources have been established, and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which proved and probable ore reserves have been identified and are reasonably assured.

All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.

No amortisation is provided in respect of development properties until they are reclassified as “Mine Properties”, following the commencement of commercial production. For the years ended 31 December 2004, 2003 and 2002, the Company has had no properties in the development stage. No development expenditure is currently being incurred or capitalised.

(iv)	Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Company in relation to areas of interest in which mining has commenced.

When future economic benefits are established by further development expenditure in respect of ore reserves after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs is provided for using the units-of-production method, separate calculations being made for each ore reserve. The units-of-production basis results in an amortisation charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively in the period of change and future periods.

(v)	Determination of ore reserves and remaining mine life

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code) modified by Industry Guide 7). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, rehabilitation and environmental expenditure.

In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

(vi)	Deferred mining costs

The Company’s open pit mining operations make it necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as ‘stripping costs’. During the development of a mine, before production commences, such costs are capitalised as part of the investment in construction of the mine.

Removal of waste materials continues during the production stage of the mine. Stripping costs incurred in the production stage of the mine are a development cost incurred to obtain access to proved and probable reserves and are capitalised as an additional investment in the mine. Stripping costs capitalised as part of the Company’s investment in the mine are allocated to mined reserves on the estimated ratio of waste to ore for each pit.

Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. During the production stage the actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the production stage of each pit, and not over the entire life of the mine.

Up until 2004, deferred mining costs in relation to the Minifie pit was determined on a phase basis consistent with the characteristics of that pit. From 1 January 2004, the Company changed this basis to deferring mining costs on a pit basis, principally to more accurately reflect the costs of assessing future ore reserves from the Lienitz pit, which is the new pit relating to current mining operations. The impact of this change to the Company’s results at 31 December 2004 is an US$1.6 million increase in deferred mining costs.

The current portion of deferred mining costs represents the unamortised costs that are expected to be recouped within 12 months, as mining is completed for each pit.

(vii)	Capitalisation of financing costs

Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds and funds received in connection with the sale of equity securities prior to the expenditure being made is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves.

For the years ended 31 December 2004, 2003 and 2002, no interest costs were capitalised.

(viii)	Mine buildings, plant and equipment

Mine buildings, plant and equipment are stated at cost less accumulated depreciation and impairments/(impairment reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised.

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

The total net carrying values of mine building, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to note 1 (x)]

Major spares purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. The remaining life of the mine is approximately 40 years. Those assets depreciated on a straight line basis are done so predominantly over a life of five years.

	Percentage	Percentage
	depreciated	depreciated
Fixed asset classification	as units-of-use	as straight line
Deferred expenditure	100%	—
Land & buildings	100%	—
Plant & equipment	85%	15%
Total average	90%	10%

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

Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.

In accordance with IAS 2 — “Inventories”, non-current ore stockpiles is defined as ore which is not scheduled to be processed in the twelve months after the balance sheet date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost and net realisable value. Net realisable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realisable value.

(x)	Impairment of assets

In accordance with IAS 36 “Impairment of Assets”, mine properties and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that will exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In 1999 and 2000, impairment losses of US$340.2 million were recognised (1999: US$223.8 million, 2000: US$116.4 million), as the recoverable amount of the Company’s cash generating unit (consisting of mining properties and deferred mining costs) that was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of US$300 (1999: US$325) and a pre-tax real discount rate of 6% (1999: 7%).

In 2001, after applying the same principles as in 2000 and using a gold price of US$280 and a pre-tax real discount rate of 6%, no further impairment was required.

In 2004, 2003 and 2002, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of US205.7 million (2003: US$31.1 million; 2002: US$37.9 million) was credited to the income statement in accordance with IAS36, based on a long-term gold price assumption of US$380 (2003: US$340; 2002: US$305) and a pre-tax real discount rate of 7% (2003 and 2002: 7%).

(xi)	Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of disturbance incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.5% (2003: 6.5%; 2002: 2.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

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

(xii)	Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership are assumed by the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Penalties paid for early settlement of leases are expensed.

(xiii)	Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is evidence that the Company may not be able to collect all amounts due according to the original terms of receivables.

(xiv)	Borrowings

Borrowings are recognised initially as the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost.

(xv)	Accounting for derivative financial instruments and hedging activities

The Company uses derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expense and sustaining capital. The Company maintains the majority of its production un-hedged which allows it to take advantage of increases in the gold price.

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Company designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.

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

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In assessing the fair value of non-traded derivatives and other financial instruments, the Company obtains a valuation from an independent external party.

(xvi)	Share capital

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

(xvii)	Revenue recognition

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

(a)	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Company;

(b)	the quantity and quality (grade) of the product can be determined with reasonable accuracy;

(c)	the product has been dispatched to the customer and is no longer under the physical control of the Company (or property in the product has earlier passed to the customer);

(d)	the selling price can be measured reliably;

(e)	it is probable that the economic benefits associated with the transaction will flow to the Company; and

(f)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(xviii)	Interest Income

Interest income is recognised on a time proportion basis using the effective interest rate method.

(xix)	Cash and cash equivalents

For the purpose of the statement of cash flows and balance sheet, cash includes:

(a) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(b) investments in money market instruments with less than 90 days to maturity from the date of acquisition.

(xx)	Employee benefits

The amounts expected to be paid to employees for their pro-rata entitlement to annual and sick leave are accrued annually at current pay rates having regard to period of service and statutory obligations. Long-service leave entitlements are determined in accordance with the requirements for other long-term employee benefits.

The Company contributes to a defined contribution plan for its employees. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

(xxi)	Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(xxii)	Dividends

Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s shareholders.

(xxiii)	Income tax

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

(xxiv)	Foreign currency translation

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

(xxv)	Comparative figures

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

(xxvi)	Rounding of amounts

The Financial Statements have been rounded to the nearest thousand dollars.

(xxvii)	Significant risks and uncertainties

The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated 17 March 1995 (the “Mining Development Contract”) with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation.

(xxviii)	Critical accounting estimates and judgements

The preparation of financial statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.

Key estimates and assumptions made in the preparation of these financial statements are described below:

(a) Recoverability of long-lived assets

As set out in note 1 (x) certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of ore reserves. A 10% increase or decrease to the long-term gold price used of US$380 will not have any effect on the carrying value of long-lived assets. An increase in the discount rate to 8% would also not have any effect on the carrying value of long-lived assets. In addition, cash flows are projected over the life of mine, which is based on proved and probable ore reserves. Estimates of ore reserves in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on ore reserves, and could therefore effect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.

(b) Recoverability of non-current ore stockpiles

As set out in note 1 (x) and note 9 certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. A 10% increase or decrease to the spot price of gold, or to the future cost to complete, will not have any effect on the carrying value of non-current ore stockpiles.

(c) Provision for restoration and rehabilitation obligations

As set out in note 1 (xi) and note 14 certain assumptions are required to be made in determining the amount the Company is expected to incur to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a US$0.8m increase in the liability and in the carrying value of assets. An increase in the discount rate to 7.5% will result in a US$1.7m decrease in the liability and in the carrying value of assets.

(d) Recoverability of deferred tax assets

See note 1 (xxiii) and note 15 for key assumptions.

As noted above, judgements are made in designing and applying the Company’s accounting policies, including the above policies and the policy for deferred mining costs, described in note 1 (vi). Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgement that warrant separate disclosure.

NOTE 2: CHANGE IN ACCOUNTING POLICY

The International Accounting Standards Board (“IASB”) released a number of revisions to International Financial Reporting Standards in 2003 for application beginning on or after 1 January 2005, as well as the release of a number of new International Financial Reporting Standards. None of these standards will have any material impact on the Company’s accounting policies when they become effective. From the Company’s perspective, the only relevant standard is IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ which applies to financial periods beginning on or after 1 January 2006. This standard permits the capitalisation of exploration and evaluation costs under certain circumstances, which differs from the Company’s policy of expensing such costs as incurred. No change in the Company’s accounting policy is required at this time.

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

NOTE 5: DIVIDEND RESTRICTIONS

The Syndicated Finance Facility signed on 22 November 2000 permits the payment of dividends and other distributions only if certain conditions are met. Lihir may generally at any time prior to the next Calculation Date (30 June and 31 December each year as defined in the facility agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to a debt service cover ratio of not less than 1.25:1 and a life of mine cover ratio of not less than 2.50:1.

The most recent debt service cover ratio and life-of-mine cover ratio agreed with ABN Amro Ltd in terms of the agreement were 4.4:1 (2003: 91.6:1 and 2002: 35.6:1) and 53.5:1 (2003: 40.4:1 and 2002: 42.8:1) respectively.

NOTE 6: OPERATING PROFIT

	2004	2003	2002
	US$’000	US$’000	US$’000
Operating profit before taxation has been determined after crediting / (charging):

SALES AND OTHER REVENUE
Gold sales at spot	245,397	211,374	183,207
Realisation of hedging instruments	(6,764)	(2,956)	13,655
Gold lease rate fees	4,595	2,599	2,339
Fair value gains	8,608	12,067	2,227
Realisation of deferred hedging income	661	220	15,889
Realisation of deferred hedging costs	(17,829)	(8,795)	(4,128)
	234,668	214,509	213,189
REFINING, ROYALTY AND MANAGEMENT FEES
Refining costs	(780)	(670)	(556)
Royalties on sales	(4,864)	(4,204)	(3,975)
Management fees	(1,500)	(3,448)	(3,402)
	(7,144)	(8,322)	(7,933)

OTHER OPERATING COSTS
Operating consumables	(103,542)	(81,745)	(74,486)
Contracted services	(43,729)	(44,152)	(36,012)
Staff costs	(27,561)	(21,528)	(17,277)
Mining levy	(8,461)	(5,952)	(5,625)
Insurance	(5,221)	(5,108)	(4,210)
Air travel	(4,419)	(3,920)	(3,004)
Operating lease rentals	(2,015)	(1,753)	(1,254)
Consultants	(3,883)	(4,210)	(2,009)
Donations and community assistance	(340)	(139)	(197)
Net foreign exchange (losses)/gains	(5,900)	(4,130)	(2,537)
Provision for stores stock obsolescence	(963)	(780)	(692)
Provision for doubtful debts	(389)	(490)	(306)
Deferred mining costs	37,865	7,163	3,675
Costs deferred and transferred to inventories	3,557	24,378	15,881
Impairment reversal: Mine properties and deferred mining costs	205,723	31,061	37,893
Impairment reversal/(charge): Economic grade stockpile	90,200	(17,079)	(4,392)
Other costs	(12,434)	(11,858)	(11,206)
	118,488	(140,242)	(105,758)

DEPRECIATION AND AMORTISATION
Depreciation and amortisation of mine properties	(32,929)	(28,631)	(27,135)
	(32,929)	(28,631)	(27,135)

TOTAL OPERATING INCOME/(EXPENSE)	78,415	(177,196)	(140,826)

NET FINANCING COSTS
Interest income	3,512	983	1,015
Finance costs	(2,110)	(3,518)	(3,705)
	1,402	(2,535)	(2,690)

NOTE 7: CASH AND CASH EQUIVALENTS

	2004	2003	2002
	US$’000	US$’000	US$’000
Cash at bank and on hand	17,228	62,505	23,304
Short term deposits with financial institutions	66,331	90,125	10,513

	83,559	152,630	33,817

Bank overdraft	—	—	(1,297)

	83,559	152,630	32,520

At 31 December 2004 the effective interest rate on short-term deposits was 2.92% (2003: 3.10%, 2002: 1.26%). These deposits have an average maturity of 23 days (2003: 20 days, 2002: 29 days).

NOTE 8: NET CASHFLOW FROM OPERATING ACTIVITIES

	2004	2003	2002
	US$’000	US$’000	US$’000
Reconciliation of cash flow from operating activities to operating profit after tax

Operating profit after tax	329,221	34,778	53,247

Depreciation and amortisation	32,929	28,631	27,135
Fair value gains	(8,608)	(12,067)	(2,227)
Impairment reversal - mine properties and deferred mining costs	(205,723)	(31,061)	(37,893)
Impairment (reversal)/charge – economic grade stockpiles	(90,200)	17,079	4,392
Amortisation of deferred hedging income	(661)	(220)	(15,889)
Amortisation of deferred hedging costs	17,829	8,795	4,128
Provision for doubtful debts	389	490	306
Profit on disposal of assets	(49)	(187)	(664)
Income tax benefit	(14,736)	—	16,426
Decrease/(increase) in debtors and prepayments	1,187	(4,759)	8,590
Increase in inventories	(3,236)	(27,117)	(18,520)
Increase in deferred mining costs	(37,865)	(7,163)	(3,670)
Increase in creditors	8,504	6,511	(12,230)
Increase in provisions	1,370	2,995	(314)

Net cash flow from operating activities	30,351	16,705	22,817

NOTE 9: INVENTORIES

	2004	2003	2002
	US$’000	US$’000	US$’000
CURRENT
Stores	34,269	33,627	30,109
Less: Provision for obsolescence	(4,317)	(3,354)	(2,574)
	29,952	30,273	27,535

Production work in progress	1,500	2,461	1,652
Finished goods	1,511	1,880	5,857
Ore stockpiles	27,281	22,395	11,928
	30,292	26,736	19,437
Total current inventories	60,244	57,009	46,972

NOTE 9: INVENTORIES (cont.)

	2004	2003	2002
	US$’000	US$’000	US$’000
NON-CURRENT
Ore stockpiles	90,200	64,976	47,896
Less: Impairment provision	—	(64,976)	(47,896)
	90,200	—	—

Total inventories	150,444	57,009	46,972

Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.

Non-current ore stockpiles represent ore that has been extracted from the mine and is available for future processing but is not expected to be processed within the next twelve months. Stockpiles are measured by estimating the number of tons (via truck counts and/ or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are carried at the lower of cost and net realisable value. Cost is applied based on mining costs incurred up to the point of stockpiling the ore, including applicable overheads such as depreciation and amortisation relating to mining operations.

In previous years, a full provision was made against non-current ore stockpiles on the basis that cost exceeded net realisable value. In accordance with IAS 2 “Inventories”, at 31 December 2004, this previous write-down has been fully reversed to reflect the cost of these ore stockpiles, which is the amount that is expected to be realised from future processing of the ore.

Finished goods inventory is stated at the lower of cost and net realisable value.

NOTE 10: RECEIVABLES

	2004	2003	2002
	US$’000	US$’000	US$’000
CURRENT
Trade receivables	3	5,166	—
Other debtors – related parties	454	2,022	2,247
Other amounts receivable from third parties	6,873	5,191	3,752
Less: provision for doubtful debts	(2,225)	(1,836)	(1,347)
	5,105	10,543	4,652

NON-CURRENT
Other debtors – related parties	534	913	2,791
Other amounts receivable	2	2	2
	536	915	2,793

Total amounts receivable	5,641	11,458	7,445

Leases accounted for as a lessor (included in “other debtors – related parties”).

The Company leases earthmoving equipment to the Lakaka Group, a landowner company, under two separate arrangements whereby the substantial risks and rewards of ownership are transferred to the other party. The terms of the leases are 48 months and 36 months respectively, with commencement dates of November 2000 and October 2002. The interest rate for both leases is 9% per annum. A non-guaranteed residual amount of PGK100,000 is accounted for as a benefit to the Company under the terms of the earlier lease. No unearned finance income or contingent rents have been recognised as income.

NOTE 10: RECEIVABLES (cont.)

	2004	2003	2002
	US$’000	US$’000	US$’000
Gross investments in finance leases
Amounts receivable not later than one year	414	763	1,006
Amounts receivable > 1 year and < than 5 years	—	414	1,138
Amounts receivable later than five years	—	—	—
	414	1,177	2,144
Unearned finance income on finance leases	(15)	(81)	(222)
Net investment in finance leases	399	1,096	1,922

Amounts receivable not later than one year	399	697	864
Amounts receivable > 1 year and < than 5 years	—	399	1,058
Amounts receivable later than five years	—	—	—
	399	1,096	1,922

Loan (included in “other debtors — related parties”)

The Company has extended unsecured loans, repayable in monthly instalments, to landowner companies. The initial loan to the Lakaka Group for PGK 2.5 million in 2000, is repayable over a ten year term at an interest rate of 10%. In 2002 the Company extended an unsecured loan to Kuridala Ltd of US$3.2 million at an interest rate of 8.77%, repayable over a 2 year term, following the termination of a lease financing facility used to fund mining equipment owned by Kuridala Ltd. The loan was fully repaid in 2004.

	2004	2003	2002
	US$’000	US$’000	US$’000
Gross investments in loan
Amounts receivable not later than one year	132	1,431	1,600
Amounts receivable > 1 year and < than 5 years	530	462	1,671
Amounts receivable later than five years	121	222	268
	783	2,115	3,539
Unearned finance income on loan	(194)	(276)	(423)
Net investment in loan	589	1,839	3,116

Amounts receivable not later than one year	55	1,325	1,383
Amounts receivable > 1 year and < than 5 years	418	313	1,496
Amounts receivable later than five years	116	201	237
	589	1,839	3,116

NOTE 11: DEFERRED MINING COSTS

	2004	2003	2002
	US$’000	US$’000	US$’000
CURRENT
Deferred mining costs	—	2,803	4,185
	—	2,803	4,185

NON-CURRENT
Deferred mining costs	66,933	26,265	17,720
	66,933	26,265	17,720

Total Deferred Mining Costs	66,933	29,068	21,905

NOTE 12: MINE PROPERTIES

	2004	2003	2002
	US$’000	US$’000	US$’000
CAPITAL WORKS IN PROGRESS

Cost brought forward	8,160	18,482	21,436
Additions	87,663	27,064	25,981
Transfer to fixed assets	(29,857)	(37,386)	(28,935)
Total capital work in progress	65,966	8,160	18,482

FIXED ASSETS AND DEFERRED EXPENDITURE

Plant and equipment
Cost brought forward	595,598	560,967	536,744
Transfers from capital works in progress	25,809	35,311	27,720
Disposals	(755)	(680)	(3,497)
Cost carried forward	620,652	595,598	560,967

Depreciation brought forward	(282,936)	(282,269)	(288,892)
Charge for the year	(26,162)	(22,160)	(20,152)
Impairment reversal/(charge)	106,076	20,829	24,157
Disposals	738	664	2,618
Depreciation carried forward	(202,284)	(282,936)	(282,269)

Net book value — plant and equipment	418,368	312,662	278,698

Land and Buildings
Cost brought forward	79,442	77,939	77,120
Transfers from capital works in progress	690	1,503	819
Cost carried forward	80,132	79,442	77,939

Depreciation brought forward	(45,294)	(46,187)	(47,537)
Charge for the year	(1,471)	(1,381)	(1,403)
Impairment reversal	23,941	2,274	2,753
Depreciation carried forward	(22,824)	(45,294)	(46,187)

Net book value — land and buildings	57,308	34,148	31,752

Deferred Expenditure
Cost brought forward	268,422	267,850	267,454
Transfers from capital works in progress	3,359	572	396
Cost carried forward	271,781	268,422	267,850

Depreciation brought forward	(148,929)	(151,918)	(156,778)
Charge for the year	(5,123)	(4,969)	(5,190)
Impairment reversal	75,706	7,958	10,050
Depreciation carried forward	(78,346)	(148,929)	(151,918)

Net book value — deferred expenditure	193,435	119,493	115,932

NOTE 12: MINE PROPERTIES (cont.)

	2004	2003	2002
	US$’000	US$’000	US$’000
Sub-total for fixed assets and deferred expenditure
Cost brought forward	943,462	906,756	881,318
Transfers from capital work in progress	29,858	37,386	28,935
Disposals	(755)	(680)	(3,497)
Cost carried forward	972,565	943,462	906,756

Depreciation brought forward	(477,159)	(480,374)	(493,207)
Charge for the year	(32,756)	(28,510)	(26,745)
Impairment reversal/(charge)	205,723	31,061	36,960
Disposals	738	664	2,618
Depreciation carried forward	(303,454)	(477,159)	(480,374)

Net book value	669,111	466,303	426,382

Rehabilitation
Cost brought forward	4,792	11,314	9,931
Additions/(deductions)	1,450	(6,522)	1,383
Cost carried forward	6,242	4,792	11,314

Amortisation brought forward	(2,156)	(2,035)	(1,650)
Charge for the year	(173)	(121)	(390)
Amortisation carried forward	(2,329)	(2,156)	(2,040)

Net book value — rehabilitation	3,913	2,632	9,274

Total mine properties	738,990	477,095	454,138

NOTE 13: ACCOUNTS PAYABLE

	2004	2003	2002
	US$’000	US$’000	US$’W000
CURRENT

Trade creditors and accruals	28,720	20,747	14,204
Amounts payable to related parties	677	146	178
	29,397	20,893	14,382

NOTE 14: PROVISIONS

	2004	2003	2002
	US$’000	US$’000	US$’000
CURRENT
Employee provisions	3,552	4,487	2,218
	3,552	4,487	2,218

NON CURRENT
Employee provisions	2,799	1,253	858

Rehabilitation provision
- opening balance	7,015	13,209	11,533
- additional provision for changes in estimated cash outflows	957	—	—
- change in discount rate	—	(7,586)	—
- additional provision due to ground disturbance	497	1,421	—
- life of mine variation	—	(598)	1,383
- interest charge	766	569	293
- closing balance	9,235	7,015	13,209

	12,034	8,268	14,067

Total provisions	15,586	12,755	16,285

Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	2004	2003	2002
	US$’000	US$000	US$’000
Annual leave	2,012	1,396	800
Sick leave	529	29	26
Superannuation	55	—	—
Service bonus	956	3,062	1,392
Total	3,552	4,487	2,218

The service bonus is a scheme whereby employees contribute 10% of their gross fortnight / monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company, to be paid out in the current period.

All non-current employee provisions relate to long-service leave entitlements and are determined in accordance with the requirements for other long-term employee benefits.

NOTE 15: INCOME TAX

Income tax expense for the year has been calculated as follows:

	2004	2003	2002
	US$’000	US$’000	US$’000
INCOME TAX (BENEFIT)/EXPENSE
Current tax	—	—	—
Deferred tax — current year	96,676	—	—
Deferred tax — prior year	(111,412)	—	(16,426)
Total income tax (benefit)/expense	(14,736)	—	16,426

The tax on the Company’s profit before tax differs from the prima facie amount that would arise using the tax rate applicable to profits of the Company as follows:

NOTE 15: INCOME TAX (cont.)

	2004	2003	2002
	US$’000	US$’000	US$’000
Profit before tax	314,485	34,778	69,673

Prima facie income tax expense on operating profit at 30%	94,345	10,433	20,902
Permanent differences
- Expenses not deductible for tax purposes	2,391	—	—
- Section 72A double deductions	(60)	—	—
	96,676	10,433	20,902

Recognition of previously unrecognised deferred tax asset	(111,412)	—	—
Deferred income tax asset recognised	—	(10,433)	(4,476)
Tax (benefit)/charge	(14,736)	—	16,426

	2004	2003	2002
	US$’000	US$’000	US$’000
DEFERRED INCOME TAX
Deferred Tax Assets:
- Deferred tax asset to be recovered within 12 months	16,222	—	—
- Deferred tax asset to be recovered after more than 12 months	126,996	—	—
	143,218	—	—

Deferred Tax Liabilities:
- Deferred tax liabilities to be recovered within 12 months	—	—	—
- Deferred tax liabilities to be recovered after more than 12 months	(58,406)	—	—
	(58,406)	—	—

The gross movement of the deferred tax account is as follows:
Balance at beginning of year	—	—	(121,907)
Income statement credit/(charge)	14,736	—	(16,426)
Tax credit to equity	70,076	—	—
Balance at end of year	84,812	—	(138,333)

Deferred income tax assets and liabilities have been offset as the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to the same income taxes levied by the same taxation authority in Papua New Guinea.

Net movements in deferred tax assets and deferred tax liabilities:

	Provisions of	Impairment		Tax
	assets	losses	Derivatives	losses	Other	Total
Deferred tax assets:

At 1 January 2004	—	—	—	—	—	—
(Credited)/charged to the income statement	7,151	—	—	65,945	46	73,142
(Credited)/charged to equity	—	—	70,076	—	—	70,076
At 31 December 2004	7,151	—	70,076	65,945	46	143,218

NOTE 15: INCOME TAX (cont.)

	Accelerated
	tax	Consumable	Deferred	Prepaid
	depreciation	stores	mining	insurance	Other
Deferred tax liabilities:

At 1 January 2004	—	—	—	—	—	—
Charged/(credited) to the income statement	(34,172)	(3,965)	(20,080)	(189)	—	(58,406)
Charged/(credited) to equity	—	—	—	—	—	—
At 31 December 2004	(34,172)	(3,965)	(20,080)	(189)	—	(58,406)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. In 2003 the Company did not recognise deferred income tax assets of US$43.5 million in respect of losses amounting to US$145.1 million that can be carried forward against future taxable income. The tax losses can be carried forward for a period not exceeding 20 years.

NOTE 16: REMUNERATION AND RETIREMENT BENEFITS

(a) Directors’ remuneration, including the value of benefits received during the year:

	2004	2003	2002
	US$’000	US$’000	US$’000
Baker, Phillips (retired 23 January, 2002)	—	—	—
Cassidy, Peter	45	40	—
Eppler, Randy (retired 19 April, 2002)	—	—	—
Garnaut, Ross	121	114	83
Kamit, Winifred (appointed 20 October, 2004)	9	—	—
Leslie, Jonathan (retired 1 March, 2003)	—	—	—
Loudon, Geoff	45	43	19
O’Reilly, John (retired 1 November, 2002, reappointed 1 March, 2003)	—	—	—
Roberts, Alan (retired 31 March, 2003)	—	195	330
Siaguru, Anthony (deceased 16 April, 2004)	21	65	17
Soipang, Mark (retired 7 March, 2003)	—	—	—
Swan, Neil	456	402	298

In June 2004, the Company also paid A$22,382.72 (US$15,500.04) to the Wesley Hospital in Queensland, Australia in respect of a proportion of outstanding medical expenses incurred by Sir Anthony Siaguru prior to his death in April 2004.

(b) The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2004 fall into the following bands:

Remuneration and benefit band		Number of Employees
US$	2004	2003	2002
$30,001 - $40,000	9	9	9
$40,001 - $50,000	—	—	7
$50,001 - $60,000	—	4	11
$60,001 - $70,000	1	1	3
$70,001 - $80,000	2	2	1
$80,001 - $90,000	12	7	16
$90,001 - $100,000	8	5	29
$100,001 - $110,000	10	10	4
$110,001 - $120,000	10	12	4

NOTE 16: REMUNERATION AND RETIREMENT BENEFITS (cont.)

US$	2004	2003	2002
$120,001 - $130,000	7	9	2
$130,001 - $140,000	9	4	—
$140,001 - $150,000	3	1	—
$150,001 - $160,000	2	2	—
$160,001 - $170,000	5	—	1
$180,001 - $190,000	—	3	—
$190,001 - $200,000	1	1	—
$200,001 - $210,000	2	1	—
$230,001 - $240,000	1	—	—
$260,001 - $270,000	—	1	—
$270,001 - $280,000	1	—	—
$280,001 - $290,000	1	—	—

NOTE 17: RETIREMENT BENEFITS

Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on 15% of the employee’s base salary. Contributions made during the year amounted to US$772,728 (2003: US$510,789, 2002: no contributions required). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.

The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 9% of salary, and contributions made during the year amounted to US$750,222 (2003: US$575,251, 2002: US$512,359). This is a multi-employer plan, and members’ benefits are in the nature defined contributions.

NOTE 18: AUDITORS’ REMUNERATION

	2004	2003	2002
	US$’000	US$’000	US$’000
Fees paid / payable to the Group’s auditors for:

Auditing the financial statements
PricewaterhouseCoopers, PNG firm	178	137	127
PricewaterhouseCoopers, other overseas firms	40	35	25
Other services (tax)	27	28	73
Total	245	200	225

NOTE 19: SHARE CAPITAL

(a) Issued and paid up capital

	US$’000
	2004	2003	2002
Ordinary shares
Opening balance	1,025,288	873,822	873,822
Shares issued	2,286	156,240	—
Share issue transaction costs	(70)	(4,774)	—
Closing balance	1,027,504	1,025,288	873,822

(b) Issued and paid up capital

	Number of shares (’000s)
	2004	2003	2002
Opening balance	1,282,334	1,142,334	1,142,334
Shares issued	1,891	140,000	—
Closing balance	1,284,225	1,282,334	1,142,334
Consisting of:
Total shares	1,445,752	1,443,861	1,303,861
Treasury shares	(161,527)	(161,527)	(161,527)
Closing balance	1,284,225	1,282,334	1,142,334

NOTE 19: SHARE CAPITAL (cont.)

All shares in the Company are ordinary shares, all being of the same class, (other than Treasury shares), having equal participation and voting rights. The Treasury shares are classified as “B” shares and arise from the merger with Niugini Mining Limited in February 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.

In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no authorised capital.

NOTE 20: CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

Non-cancellable operating leases contracted for at balance date but not yet incurred are as follows:

	2004	2003	2002
	US$’000	US$’000	US$’000
Payable
- not later than one year	531	502	324
- later than one year but not later than 2 years	401	501	—
- later than two years but not later than 5 years	237	628	—
	1,169	1,631	324

(b) Capital Expenditure Commitments

Capital expenditure commitments contracted for:

	2004	2003	2002
	US$’000	US$’000	US$’000
Payable
- not later than one year	34,656	20,651	10,500
- later than one year but not later than 2 years	—	—	—
	34,656	20,651	10,500

The major items of capital commitment are: 30MW geothermal power station ($12.1m); Knelson gravity recovery plant ($5.0m); construction and delivery of waste barge ($2.6m); grinding thickener ($2.4m); and, flotation plant bankable feasibility study ($2.4m).

NOTE 21: CONTINGENT LIABILITIES

Claims

Niugini Mining Limited has been subject to two claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims were instituted in 1997 and date back to activities prior to ownership of Niugini Mining Limited by Lihir Gold Limited. In November 2004, one of the claims was dismissed by the Papua New Guinea National Court for want of prosecution. The Company has applied for service of the other claim to be set aside. If the company’s application is successful, the claim would effectively be statute-barred and unable to be maintained against Niugini Mining Limited. A final decision by the National Court on the application is awaited. The Company believes, from legal advice obtained, that this remaining claim is incapable of being sustained by the plaintiff. If required, the company intends to defend the claim vigorously.

Indemnification

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

NOTE 22: BORROWINGS AND FINANCE FACILITIES

The major facilities are summarised as follows:

(a)	Project Financing Facility

The Syndicated Finance Facility, signed on 22 November 2000, is a US$50 million revolving credit facility arranged and underwritten by ABN AMRO Australia Limited. Commonwealth Bank of Australia, NM Rothschild & Sons (Australia) Limited, Macquarie Bank Limited and SG Australia Limited are participating with ABN AMRO Australia Limited as financiers of the facility. On 7 January 2004, a substitution certificate was signed declaring NM Rothschild & Sons (Australia) Limited a new financier in substitution for Deutsche Bank AG as retiring financier. The interest applicable to the facility, inclusive of political risk insurance, is 2.9% over LIBOR. The facility limit was reduced by US$10 million on 30 June 2003 and by a further US$10 million on 30 June 2004. The remaining US$30 million facility expires on 30 June 2005.

Mandatory prepayments are required under the Finance Facility under certain conditions. The Company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility (Refer to Note 5).

The Company entered into an Agreement with EIB and MRDC whereby the European Investment Bank has loaned funds to MRDC which then on lent those funds to the Company. The amount of the loan was US$26.5 million when fully drawn down. The funds are provided to MRDC at a concessionary rate of interest. The interest rate payable by the Company is 8.42%. The loan principal is repayable in 16 semi-annual instalments commencing four years after loan signature. The loan was unsecured and fully repaid in April 2004.

NOTE 22: BORROWINGS AND FINANCE FACILITIES (cont.)

The following table details the profile of debt repayments (based on the outstanding balance of the Syndicated Finance Facility at 31 December 2004 of US$19.509 million):

	Syndicated
	Finance			EIB
Repayment Maturity	Facility			Facility			Total
	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Current
Less than one year	19,509	—	—	—	3,510	3,510	19,509	3510	3,510
Non-current
Between one and two years	—	19,509	—	—	3,510	3,510	—	23,019	3,510
Between two and three years	—	—	23,009	—	3,510	3,510	—	3,510	26,519
In excess of three years	—	—	—	—	3,509	7,019	—	3,509	7,019
	—	19,509	23,009	—	10,529	14,039	—	30,038	37,048

Total	19,509	19,509	23,009	—	14,039	17,549	19,509	33,548	40,558

NOTE 23: FINANCIAL RISK MANAGEMENT

(1)	Foreign Exchange Risk

The Company is exposed to some foreign exchange risk arising from various currency exposures primarily with respect to the PNG Kina and Australian Dollar. However, as revenue and a large proportion of expenditure are denominated in US Dollars the Company does not hedge its foreign exchange exposure.

(2)	Interest rate risk

The Company had US$83.6 million on deposit at year-end to cover both operating costs and identified capital and debt reduction initiatives. Of interest bearing liabilities the fixed / floating split is 41% (2003: 42%, 2002: 43%) and 59% (2003: 58%, 2002: 57%) respectively. A change in interest rates of 1% will have an income impact of approximately US$0.9 million per annum.

(3)	Credit risk

For hedging transactions the maximum credit risk at any point in time is the difference between the agreed strike price in the contract, and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price on the 31 December 2004 of US$438.00 / oz (2003: US$417.50, 2002: US$342.75) the hedge book was US$233.6 million out-of-the-money (2003: US$199.4 million out-of-the-money, 2002: US$65.8m out-of-the-money), effectively quantifying the Company’s credit risk as at that date. Transactions are spread between six major bullion banks, and there is no significant concentration of risks amongst those parties.

All counterparties to these transactions are recognised financial institutions with a minimum credit rating of Aa3. The Company’s risk in the event of any of the counterparties defaulting on their contractual obligations is limited to any revenue that may be foregone in the case where the defaulted contract’s strike price exceeds the prevailing spot price at the value date. The Company does not expect any counterparty to fail to meet its obligations.

In the event of the Company’s failure to meet its gold delivery obligations, the Company would be obliged to fulfil its obligations by way of payment in US Dollars or by way of a gold purchase.

(4)	Liquidity Risk

The Company engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents and ensuring the availability of adequate committed credit facilities.

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS

	2004	2003	2002
	US$’000	US$’000	US$’000
Derivative Financial Instruments
Current Assets
- Forward contracts	298	9,733	1,948
- Put options bought	175	90	—
	473	9,823	1,948

Non-Current Assets
- Forward contracts	19,382	7,437	5,455
- Put options bought	1,751	3,679	4,582
	21,133	11,116	10,037

Current Liabilities
- Forward contracts	40,915	30,179	6,133
- Call option sold	10,884	1,196	—
	51,799	31,375	6,133

Non-Current Liabilities
- Forward contracts	179,615	161,290	59,704
- Call options sold	23,777	27,628	11,915
	203,392	188,918	71,619

Shareholders’ equity - Fair value and other reserves
- Forward contracts	(215,214)	(177,152)	(46,494)
- Call options sold	(31,382)	(26,542)	(6,583)
- Deferred hedging gains/(losses)	14,367	(2,854)	(16,392)
- Deferred taxation	70,076	—	—
	(162,153)	(206,548)	(69,469)

The estimated net amount of gains/(losses) contained in the fair value reserve which are expected to be re-classified to earnings within the next 12 months are as follows:

	2004	2003	2002
	US$’000	US$’000	US$’000
Forward contracts	(40,183)	(20,851)	(7,849)
Deferred hedging gains/(losses)	6,117	(6,101)	(191)
Deferred taxation	15,682	—	—
	(18,384)	(26,952)	(8,040)

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

As at 31 December 2004 the Company’s hedge book commitments amounted to 1,924,845 ounces as shown in the following summary:

	Forward Sales		Put Options Bought		Call Options Sold
		Committed		Minimum		Maximum
	Ounces	Price	Ounces	Price	Ounces	Price

2005	365,210	$332.41	95,000	$320.39	95,000	$326.71
2006	350,975	$328.77	39,000	$325.26	39,000	$336.74
2007	330,000	$323.76	96,000	$319.17	96,000	$319.08
2008	375,475	$331.96	40,000	$335.00	20,000	$365.00
2009	243,185	$350.76	—	—	—	—
2010	10,000	$327.00	—	—	—	—

	1,674,845	$332.47	270,000	$322.82	250,000	$328.41

Forward sales are transactions against which the Company will be obliged to deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.

Bought put options are transactions that will occur at the discretion of the Company. Should the spot price exceed the strike price of the option at the date on which the option expires, the Company will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.

Sold call options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Company to deliver gold into the contract at the contracted strike price.

Gold lease rate swaps entitle the Company to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.

The Company does not enter into hedging transactions that have provisions for margin calls.

The minimum total revenue generated from these programs will be US$639 million (2003: US$671 million, 2002: US$719 million). Revenue generated from the same number of ounces at the prevailing spot price at 31 December 2004 of US$438.00 (2003: US$417.50, 2002: US$342.75) per ounce would be US$843 million (2003: US$847 million, 2002: US$747 million).

On 31 December 2004, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of US$438.00 (2003: US$417.50, 2002: US$342.75), was US$233.6 million out-of-the-money (2003: US$199.4 million out-of-the-money, 2002: US$65.8 million out-of-the-money). At the spot price plus 10% (US$481.80) the estimated fair value would be approximately US$318 million out of the money. Conversely at the spot price less 10% (US$394.20) the estimated fair value would be US$149 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

Net profit for 2004 included revaluation revenue relating to ineffective hedges of US$8.6 million (2003: US$12.1 million, 2002: US$2.2 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps.

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

The US$8.6 million (2003: US$12.1 million; 2002: US$2.2 million) revenue has arisen due to lease rates remaining at near historical low levels, across the lease rate yield curve coupled with the expiration of time, on what is typically an upward sloping curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2004, shareholders equity included a hedging fair value reserve of negative US$162.2 million after tax (2003: negative US$206.5 million, 2002: negative US$69.5 million).

The Company does not use financial instruments to hedge future interest rates or foreign exchange transactions.

The Company has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect income in future years. It is not Company policy to engage in speculative hedging activities.

NOTE 25: SEGMENT REPORTING

The Company produces gold in Papua New Guinea.

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions that are no more favourable than those available to other parties.

Lihir Management Company Limited (LMC), a wholly owned subsidiary of Rio Tinto Plc, manages the Company pursuant to a Management Agreement dated 17 March 1995. LMC receives a management fee according to the terms of this agreement. Rio Tinto Plc, through its subsidiaries, is a significant shareholder in the Company.

There are two directors who are on the Board of the Company and LMC.

There was one director who was a consultant to Blake Dawson Waldron, which provides general legal advice to the Company.

Lihir has provided debt finance to the Lakaka group and to Kuridala, as disclosed in note 10. There is no exposure to losses in these companies apart from the credit risk exposure for amounts owed. Except where specifically provided, all amounts advanced are deemed to be recoverable.

NOTE 26: RELATED PARTY TRANSACTIONS (cont.)

	2004	2003	2002
	US$’000	US$’000	US$’000
Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties

The Rio Tinto Group supplies labour on a secondment basis and bears expenses on behalf of the Company which are subsequently recharged to the Company
- Secondment of management	1,250	737	573
- Technical services	1,520	227	42
- Insurance brokerage fees	111	129	94
- Other services	—	18	—
	2,881	1,111	709

LMC management fee	1,500	3,449	3,402

Interest received from related entities on finance provided (refer note 10)	209	369	281

Lakaka group, a landowner group of Companies, supplies various services to the Company on an arms length basis	8,235	5,844	4,080

Blake Dawson Waldron provide legal advice to the Company on an arms length basis	96	182	23

Kuridala, a landowner company, supplies various services to the Company on an arms length basis.	1,570	1,439	1,710

NOTE 27: EARNINGS PER SHARE

The number of ordinary shares used for this calculation is based on the weighted average number of ordinary shares on issue during the year. At 31 December 2004 no options were outstanding.

		2004	2003	2002
Net profit attributable to ordinary shareholders	US$’000	329,221	34,778	53,247

Weighted average number of ordinary shares	’000	1,284,082	1,158,444	1,142,334
Basic EPS (cent/share)		25.6	3.0	4.7

Diluted number of ordinary shares	’000	1,284,082	1,158,444	1,142,334
Diluted EPS (cent/share)		25.6	3.0	4.7

NOTE 28: DIVIDENDS PER SHARE

No dividends were declared or paid in 2004. At the Annual General Meeting on 29 April 2003, a dividend in respect of 2002 of $A0.02 per share amounting to a total dividend of $14.2 million was proposed. It was paid on 16 July 2003. Dividends paid in 2003 are shown in the Statement of Changes in Equity as an appropriation of retained earnings / (losses) during the year ended 31 December 2003.

NOTE 29: CONTROLLED ENTITIES

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

(i)	Rehabilitation, restoration and environmental provisions: For the purposes of US GAAP, through 2002 the total (undiscounted) liability was accrued incrementally over the mine life using a units of production method. Under the incremental method no asset was recorded. Effective 1 January 2003, Lihir Gold Limited adopted the provisions of FAS 143 for US reporting purposes, through the recognition of a cumulative effect adjustment.

(ii)	Project financing: Prior to 1997, certain equity issuance and other offering costs were capitalized as a part of mine properties for IFRS purposes. US GAAP requires equity issuance costs to be offset against shareholders’ equity.

(iii)	Interest capitalization as part of mine properties: Under IFRS, only interest directly attributable to acquiring a qualifying asset is capitalized whereas under US GAAP, the amount of interest capitalized is based on an available interest concept, which results in additional interest being capitalized under US GAAP.

(iv)	Depreciation of mine properties: Depreciation expense under US GAAP differs from that under IFRS due to the difference in the basis for mine properties under the two bases of accounting.

(v)	Impairment: Mine properties: Under IAS 36, the impairment test for determining the recoverable amount of non-current assets is the higher of net selling price and value in use. At 31 December 1999 and again at 31 December 2000, the Company determined that an impairment charge was necessary as the discounted cash flows were less than the carrying value of the asset. Under US GAAP, the mine property assets were evaluated for impairment on an undiscounted basis and, because the sum of expected (undiscounted) future cash flows exceeded the asset’s carrying amount, no impairment loss was recognised in 1999. During 2000 the undiscounted value of expected future cash flows were less than the asset’s carrying values, which resulted in an impairment provision calculated on the same basis as for IFRS. In 2004, having revised critical assumptions, including life of mine, remaining reserves, a long term gold price assumption of US$380 (2003: US$340; 2002: US$305) and a pre-tax real discount rate of 7% (2003 and 2002: 7%), the directors resolved to partially reverse previously recognised impairments, to the value of US$205.7 million (2003: US$31.1 million; 2002: US$37.9 million). US GAAP does not allow the reversal of impairment provisions previously recognised.

(vi)	Impairment: Economic grade stockpile: Under IAS 2, the carrying value of ore stockpiles are assessed each year and carried at the lower of cost and net realisable value. At 31 December 2002 and 2003, the Company determined that an impairment charge was necessary and ore stockpiles were written down to nil. In 2004, following the improvement in the gold price environment and operating conditions, the directors resolved to write-back previously recognised impairments on the basis that net realisable value was higher than cost. This resulted in non-current ore stockpile or economic grade stockpiles being re-instated to its cost, being US$90.2 million. US GAAP does not allow the reversal of impairment provisions previously recognised.

NOTE 30: RECONCILIATION TO US GAAP (cont.)

(vii)	Deferred mining costs: As disclosed in the prior year financial statements, until 17 April 2000, all mining operations were provided by a third party. Subsequent to that date, Lihir Gold Limited began conducting direct mining operations incurring direct expenditures for stripping, drilling, blasting and related depreciation costs. In 2002, certain of these mining costs were expensed in the income statement in error rather than being included in deferred mining costs pursuant to the Company’s accounting policy. Under IFRS, the correction of this error did not have an impact on net income or shareholders’ equity as at and for the year ended 31 December 2002. This is because any additional mining costs capitalised in 2002 would have resulted in a corresponding reduction in the impairment charge reversal recognized in that year. Under US GAAP, an adjustment was made in 2002 for the impact of capitalizing the above mentioned stripping, drilling, blasting and related depreciation costs not previously capitalised in deferred mining costs under IFRS.

(viii)	Cumulative effect of change in accounting policy: In 2004, the Company changed its method of accounting for deferred mining costs. Up until 2004, deferred mining costs in relation to the Minifie pit was determined on a phase basis consistent with the characteristics of that pit. From 1 January 2004, the Company changed this basis to deferred mining costs on a pit basis, principally to more accurately reflect the costs of assessing future ore reserves from the Lienetz pit, which is the new pit relating to current mining operations. The impact of this change to the Company’s results at 31 December 2004 is set out below. Under US GAAP, this change represents a change in accounting principle, and therefore a cumulative adjustment to opening retained earnings has been made to reflect this change.

(ix)	Deferred income tax: Under US GAAP, changes in the income tax valuation provision is recognised in the income statement unless they relate to gains and losses included in comprehensive income but excluded from net income. During 2001, the valuation provision was reduced with the recognition of a deferred tax liability related to the fair value of derivative financial instruments included in other comprehensive income, and therefore the tax benefit was taken to other comprehensive income under US GAAP. This was effectively reversed in 2002, with the hedgebook valuation being out-of-the money.

(x)	Impairment reversals of mine properties and economic grade stockpiles are not permitted under US GAAP. In 2004, this resulted in an increase to the net deferred tax asset under US GAAP. Previously, the Company recognized a full valuation allowance against the deferred tax asset related to this temporary difference. This has been fully reversed in 2004 following the Company’s determination that there will be sufficient future taxable income to utilise the benefit and the tax loss carryforwards.

NOTE 30: RECONCILIATION TO US GAAP (cont.)

(xi)	The following particular Statements and Interpretations were considered.

The FASB issued FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities (VIEs). FIN 46 requires the consolidation of variable interest entities by their primary beneficiaries, if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The original interpretation issued in January 2003 was subsequently revised in December 2003 as FIN 46R. Application of this revised interpretation is required in financial statements for companies that have interests in previously existing VIEs or special-purpose entities for periods ending after March 15, 2004. FIN 46 is effective immediately for VIEs created after January 1, 2003. FIN 46 did not have any impact on the Company’s financial results or financial position in 2003.

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

In March 2005, and subsequent to the report release date of the IFRS financial statements, the EITF reached a consensus on issue 04-06 “Accounting for Stripping Costs in the Mining Industry”. Under the consensus for US GAAP purposes, the Company will have to change its accounting policy for the treatment of deferred mining costs for financial periods commencing January 1, 2006. The consensus requires that deferred mining costs are to be treated as variable production costs and accounted for as a component of mineral inventory cost subject to the provisions of ARB 43. Under the transitional provisions of the consensus, this will require a cumulative effect adjustment in accordance with APB 20.

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs — an amendment of ARB No. 43. SFAS 151 adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is to be applied prospectively. SFAS 151 is not expected to have a material impact on the Company’s financial statements.

In March 2005, the FASB published FASB Interpretation No. 47 (FIN 47): Accounting for Conditional Asset Retirement Obligations as a clarification to FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 defines the term conditional asset retirement obligation and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently assessing the impact of adopting FIN 47 on its financial statements.

NOTE 30: RECONCILIATION TO US GAAP (cont.)

	2004	2003	2002
	US$’000	US$’000	US$’000
Shareholders’ equity in accordance with IFRS GAAP	837,223	461,390	426,410

Adjusted as follows:
Rehabilitation, restoration and environmental (i)
• Provisions	—	—	8,874
• Capitalized rehabilitation costs (See Note 12)	—	—	(9,274)
Mine properties - project financing costs (ii)	(11,470)	(11,470)	(11,470)
Mine properties - capitalised interest (iii)	1,611	1,611	1,611
Depreciation of mine properties (iv)	(5,078)	(8,051)	(8,404)

Mine properties - impairment provision under IFRS GAAP (v)	82,740	288,463	319,524
Mine properties - impairment provision under US GAAP (v)	(339,154)	(339,154)	(339,154)

EGS - Impairment provision under US GAAP (vi)	(90,200)	—	—

Deferred mining costs under IFRS GAAP (vii)	(66,933)	(29,068)	(21,905)
Deferred mining costs under US GAAP (vii)	66,933	32,191	29,124

Deferred income tax under IFRS GAAP (x)	(84,812)	—	—
Deferred income tax under US GAAP (x)	193,277	—	—

Accumulated adjustments under US GAAP	(253,086)	(65,478)	(31,074)

Shareholders’ equity under US GAAP	584,137	395,912	395,336

Net income/(loss) under IFRS GAAP	329,221	34,778	53,247

Adjusted as follows:
Rehabilitation, restoration and environmental provisions (i)	—	—	(374)
Mine properties – project financing costs (ii)	—	—	—
Mine properties – capitalised interest (iii)	—	—	—
Depreciation of mine properties (iv)	2,974	353	—
Mine properties - Impairment reversal under IFRS GAAP (v)	(205,723)	(31,061)	(37,893)
EGS -Impairment reversal under IFRS GAAP (vi)	(90,200)	—	—
Deferred mining costs under IFRS GAAP (vii)	(37,865)	(7,163)	(3,675)
Deferred mining costs under US GAAP(vii)	34,742	3,067	10,894
Deferred tax benefit under IFRS GAAP (ix)	—	—	16,426
Deferred tax benefit under US GAAP (x)	108,465	—	—
Cumulative effect of change in accounting policy (viii)	(12,768)	—	—

Net income under US GAAP before the effect of change in accounting policy	128,846	(26)	38,625
Cumulative effect of change in accounting policy (i)	—	400	—
Cumulative effect of change in accounting policy (viii)	12,768	—	—
Net income under US GAAP	141,614	374	38,625

	2004	2003	2002
	US$’000	US$’000	US$’000
Comprehensive income
Net income under US GAAP	141,614	374	38,625

Other comprehensive income/(loss) under IFRS GAAP (net of tax)	44,395	(137,079)	(123,085)
Release of valuation allowance under US GAAP (ix)	—	—	(16,426)

Other comprehensive income/(loss) under US GAAP	44,395	(137,079)	(139,511)

Comprehensive income / (loss) under US GAAP	186,009	(136,705)	(100,886)

Cash flow statement under US GAAP

In terms of US GAAP bank overdrafts are treated as financing activities and not as cash. The balance and inflow from financing cash flows per the cash flow statement under US GAAP would therefore increase by US$1.297 million in 2002.

	2004	2003	2002
	US$’000	US$’000	US$’000
Statement of changes in equity under US GAAP
Accumulated losses
Balance at January 1	(629,376)	(478,486)	(377,600)
Comprehensive income / (loss)	186,009	(136,705)	(100,886)
Dividend	—	(14,185)	—
Balance at December 31	(443,367)	(629,376)	(478,486)

Paid up capital
Balance at January 1	(629,376)	(478,486)	(377,600)
Balance at January 1	1,025,288	873,822	873,822
Shares issued	2,286	156,240	—
Share issue transaction costs	(70)	(4,774)	—
Balance at December 31	1,027,504	1,025,288	873,822
	584,137	395,912	395,336

EPS under US GAAP

Net income before cumulative change in accounting policy (US$’000)	128,846	(26)	38,625
Net Earnings Per Common Share — Basic (US$ per share)	0.10	(0.00)	0.03
Net Earnings Per Common Share — Diluted (US$ per share)	0.10	(0.00)	0.03

Net Income (US$’000)	141,614	374	38,625
Net Earnings Per Common Share — Basic (US$ per share)	0.11	0.00	0.03
Net Earnings Per Common Share — Diluted (US$ per share)	0.11	0.00	0.03

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. There were no outstanding options for 2002, 2003 or 2004.

The numerator in calculating both basic and diluted earnings per share for each year is the reported net income determined above for US GAAP purposes. The denominator is based on the following weighted average number of common shares:

(in thousands)	2004	2003	2002
Basic	1,284,082	1,158,444	1,142,334
Diluted	1,284,082	1,158,444	1,142,334

Supplemental Schedule

Supplemental schedule – Valuation and qualifying accounts

	US$ thousands
	2004	2003	2002
Provision for Doubtful Debts
Balance, beginning of year	1,836	1,347	1,041
Additions: charges to costs and expenses	389	489	333
Write-off’s	—	—	—

Balance, end of year	2,225	1,836	1,374

Provision for Stores Stock Obsolescence
Balance, beginning of year	3,354	2,574	1,882
Additions: charges to costs and expenses	963	780	692
Write-off’s	—	—	—

Balance, end of year	4,317	3,354	2,574

Deferred Tax Valuation Allowance
Balance, beginning of year	169,139	138,333	116,936
Additions: (credited)/charged against income tax	(109,333)	30,806	21,397
Additions: credited to equity	(59,806)	—	—

Balance, end of year	—	169,139	138,333

Item 19.             Exhibits

Exhibit 1	Constitution of Lihir Gold Limited, effective as of April 28, 1998.

Exhibit 2 (a)	European Investment Bank Finance Contract between EIB, MRL and Lihir, dated December 28, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1996)

Exhibit 2 (b)	Subordinated On-Lending Agreement Amending Agreement No. 2 between Mineral Resources Development Company Limited dated November 22, 2000.

Exhibit 2 (c)	Syndicated Facility Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO N.V. (Australian Branch) dated November 22, 2000.

Exhibit 2 (d)	Lihir Gold Security Trust Deed between Lihir, ABN AMRO Australia Limited, Mineral Resources Development Company Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd and certain hedge counter-parties, dated November 22, 2000.

Exhibit 2 (e)	Refinancing Co-ordination Deed between Lihir, UBS Australia Limited, UBS AG, London Branch, Citibank, N.A., ABN AMRO N.V., (Australian Branch), ABN AMRO Australia, Mineral Resources Development Company Limited dated November 22, 2000.

Exhibit 2 (f)	Lihir Gold Present Assets Charge (Australia) between Lihir between Lihir and ABN AMRO Australia Limited dated November 22, 2000.

Exhibit 2 (g)	Lihir Gold Future Assets Charge (Australia) between Lihir and ABN AMRO Australia Limited dated November 22, 2000.

Exhibit 2 (h)	Lihir Gold Offshore Assets Charge between Lihir and ABN AMRO Australia Limited dated November 22, 2000.

Exhibit 2 (i)	Lihir Gold Deed of Security (PNG) between Lihir and ABN AMRO Australia Limited dated November 22, 2000.

Exhibit 4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (e)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (f)	PutPut and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (g)	Contract Explosives Services Contract, dated as of March 14, 1996, between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

Exhibit 4 (h)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir, Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd.

Exhibit 4 (i)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd.

Exhibit 4 (j)	Guarantee dated May 22, 1995 of the financial obligations of Lihir Management Company Limited under the Management Agreement dated March 17, 1995 given by RTZ Western Holdings Limited in favour of Lihir.

Exhibit 4 (k)	Confidentiality agreement between Lihir Management Company Limited, Lihir and Technological Services Pty Limited, dated May 31, 2004.

Exhibit 4 (l)	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995.

Exhibit 4 (m)	Lihirian Equity Settlement Agreement dated 6 December 2004 between Mineral Resources Development Company Limited, Mineral Resources Lihir Limited, Lihir Management Company Limited for an on behalf of Lihir, and the European Investment Bank.

Exhibit 4 (n)	Amendment Agreement dated 22 April 2005 between the company, ABN AMRO Bank N.V., of Australia, Société Générale Australia Branch and Macquarie Bank Limited amending and extending the Syndicated Facility Agreement referred to as Exhibit 2 (c).

Exhibit 8	Significant subsidiaries.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

“Southern Gold” means Southern Gold (Bahamas) Ltd, a company, since deregistered, owned by Rio Tinto (75%) and Vengold (25%).

“Special Mining Lease” means the Special Mining Lease (No. 6) issued by the PNG Department of Mining and Petroleum dated March 17, 1995.

“State Equity Acquisition Agreement” means the State Equity Acquisition Agreement among Kennecott, Niugini Mining, MRL and PNG, dated March 17, 1995.

“Technical Support Agreement” means the Technical Support Agreement between Rio Tinto and Lihir Management Company, dated June 30, 1995.

“US dollars”, “US$”, “$” and “dollars” each mean the lawful currency of the United States of America and “A$” means Australian dollars.

Glossary of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors. The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	In resource/reserve estimation, the lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculent”	An additive introduced to promote aggregation in a solution.

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapors emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure – an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a resource for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000 — 2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulfide

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore

“Stripping”	The process of removing overburden to expose ore

“Stripping ratio”	In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste : tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

Conversion Table

Units of Measure

“US$/ oz. Gold”	US dollars per troy ounce of gold
“US$/ t ore”	US dollars per tonne of ore
“C”	Degrees Celsius
“g Au/t”	Grams of gold per tonne
“ha”	Hectares
“kg”	Kilograms
“kg Au/t”	Kilograms of gold per tonne
“kPa”	kilo Pascals
“kt”	kilo tonnes
“m2”	Square meters
“m3”	Cubic meters
“mtpy”	Million tonnes per year
“t/d”	Tonnes per day
“t/h”	Tonnes per hour

Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9
“1 cubic meter”	35.314 cubic feet
“1 gram”	0.03215 troy ounces
“1 gram Au/tonne”	0.02917 troy ounces gold/ton
“1 hectare”	2.471 acres
“1 kilogram”	2.205 pounds
“1 kilometer”	0.62 statute miles
“1 kilopascal”	0.145 pounds per square inch
“1 kilo tonne”	1102.31 short tons
“1 meter”	3.281 feet
“1 millimeter”	0.039 inches
“1 square kilometer”	0.3861 square miles
“1 square meter”	10.764 square feet
“1 tonne”	1.1023 short tons

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIHIR GOLD LIMITED
      (Registrant)

/s/ Neil Swan

Name: Neil Swan
Title: Managing Director

Date: June 28, 2005

Exhibit Index

Exhibit	Description	Page
1	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (a)	European Investment Bank Finance Contract between EIB, MRL and Lihir, dated December 28, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1996) (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1996).

2 (b)	Subordinated On-Lending Agreement Amending Agreement No. 2 between Mineral Resources Development Company Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (c)	Syndicated Facility Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO N.V. (Australian Branch) dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (d)	Lihir Gold Security Trust Deed between Lihir, ABN AMRO Australia Limited, Mineral Resources Development Company Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd and certain hedge counter-parties, dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000.

2 (e)	Lihir Gold Present Assets Charge (Australia) between Lihir between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (f)	Lihir Gold Future Assets Charge (Australia) between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (g)	Lihir Gold Offshore Assets Charge between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

2 (h)	Lihir Gold Deed of Security (PNG) between Lihir and ABN AMRO Australia Limited dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit	Description	Page
4 (e)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (f)	PutPut and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

4 (g)	Contract Explosives Services Contract, dated as of March 14, 1996, between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

4 (h)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir, Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

4 (i)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd (incorporated by reference to Lihir’s annual report on Form 20-F for this fiscal year ended December 31, 2003).

4 (j)	Guarantee dated May 22, 1995 of the financial obligations of Lihir Management Company Limited under the Management Agreement dated March 17, 1995 given by RTZ Western Holdings Limited in favour of Lihir .(incorporated by reference to Lihir’s annual report on Form 20-F for this fiscal year ended December 31, 2003).

4 (k)	Confidentiality agreement between Lihir Management Company Limited, Lihir and Technological Services Pty Limited, dated May 31, 2004.(incorporated by reference to Lihir’s annual report on Form 20-F for this fiscal year ended December 31, 2003).

4 (l)	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995.(incorporated by reference to Lihir’s annual report on Form 20-F for this fiscal year ended December 31, 2003).

4 (m)	Lihirian Equity Settlement Agreement dated 6 December 2004 between Mineral Resources Development Company Limited, Mineral Resources Lihir Limited, Lihir Management Company Limited for an on behalf of Lihir, and the European Investment Bank.

4 (n)	Amendment Agreement dated 22 April 2005 between the company, ABN AMRO Bank N.V., of Australia, Société Générale Australia Branch and Macquarie Bank Limited amending and extending the Syndicated Facility Agreement referred to as Exhibit 2 (c).

8	Significant subsidiaries.

12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description	Page
13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.