Form 20-F
period 2005-12-31
LIHIR GOLD LTD
filed 2006-06-30
CIK 1000300

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 2-6860
Lihir Gold Limited
Papua New Guinea
7th Floor, Pacific Place,
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value	NASDAQ National Market*

American Depositary Shares, each of which represents twenty Lihir Gold Limited Ordinary Shares and which are evidenced by American Depositary Receipts	NASDAQ National Market

* Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (at December 31, 2005).
Lihir Gold Limited Ordinary Shares of no par value:       1,284,224,710 fully paid shares
Lihir Gold Limited Treasury “B’ Shares                               161,527,405

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                      No ☐
☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-2b of the Exchange Act. (Check one):
Large accelerated filer ☑            Accelerated filer ☐           Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                      Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Item 11. Quantitative and Qualitative Disclosure about Market Risk	114
A. Quantitative Information about Market Risk	114
B. Qualitative Information about Market Risk	118

Item 12. Description of Securities Other than Equity Securities	118

PART II	118

Item 13. Defaults, Dividend Arrearages and Delinquencies	118

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	118

Item 15. Controls and Procedures	119

Item 16A. Audit Committee Financial Expert	119

Item 16B. Code of Ethics	119

Item 16C. Principal Accountant Fees and Services	120

Item 16D. Exceptions from Listing Standards for Audit Committees	121

Item 16E. Purchases of Equity Securities by Issuer and Affiliates	121

PART IV	121

Item 17. Financial Statements	121

Item 18. Financial Statements	121

Item 19. Exhibits	122
EX-2.A: SYNDICATED FACILITIES AGREEMENT
EX-2.B: REFINANCING COORDINATION DEED
EX-2.C: AMENDING DEED
EX-2.D: SECURITY TRUST DEED
EX-2.E: OFFSHORE CHARGE
EX-2.F: DEED OF SECURITY
EX-2.G: MORTGAGE OF BULLION ACCOUNT
EX-4.F: SHARE SALE AND PURCHASE AGREEMENT
EX-4.G: TECHNICAL AND PROCUREMENT SERVICES AGREEMENT
EX-4.H: GENERAL TERMINATION AND RELEASE DEED
EX-4.K: INTEGRATED BENEFITS PACKAGE
EX-4.L: AMENDED EQUITY SETTLEMENT AGREEMENT
EX-4.Q: EMPLOYMENT AGREEMENT - HOOD
EX-4.R: EMPLOYMENT AGREEMENT - FULTON
EX-4.S: EMPLOYMENT AGREEMENT - EAGLE
EX-4.T: EMPLOYMENT AGREEMENT - LAURIE
EX-8: SIGNIFICANT SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

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
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
A. Selected Financial Data
The following selected financial data should be read in conjunction with the financial statements and the notes thereto, which have been audited by PricewaterhouseCoopers of Papua New Guinea, independent public accountants, whose report is included at Item 18 of this annual report, and Item 5 entitled “Operating and Financial Review and Prospects”. The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 2005, 2004 and 2003 and the balance sheet data at December 31, 2005, 2004 and 2003 are derived from, and are qualified by reference to, the audited financial statements of Lihir Gold Limited (also referred to in this annual report as “Lihir” or the “company”) prepared in accordance with International Financial Reporting Standards or International Accounting Standards (“IFRS” or “IAS”) and included elsewhere in this annual report and should be read in conjunction with those financial statements and the notes thereto.
The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 2002 and 2001 and the balance sheet data at December 31, 2002 and 2001 are derived from, and are qualified by reference to, the audited financial statements of Lihir not included in this annual report and should be read in conjunction with those financial statements and notes thereto.

	Year ended December 31,
	(In US$ millions, except where indicated)
	2005	2004	2003	2002	2001
Amounts calculated in accordance with IFRS:

Income Statement Data:
Sales revenue (1)	224.9	234.7	214.5	213.2	233.2
Profit/(loss) from ordinary activities after taxation (2)	9.8	329.2	34.8	53.2	59.2
Earnings per share, basic and diluted (3)	0.008	0.256	0.030	0.047	0.052
Number of ordinary shares (millions) (4)	1,284.2	1,284.2	1,282.3	1,142.3	1,142.3

Balance Sheet Data (5):
Total assets	1,319.4	1,156.9	748.9	576.7	585.3
Cash and current receivables held	133.2	88.7	163.2	38.5	53.0
Current liabilities	80.8	104.3	60.3	27.5	33.3
Long term obligations	455.1	215.4	227.2	122.7	55.7
Total shareholders’ equity (6)	783.5	837.2	461.4	426.4	496.3
Paid up capital (7)	1,027.5	1,027.5	1,025.3	873.8	873.8
Cash dividends per ordinary share (3)	—	—	0.016	—	—

Expenditure and Financing Data:
Cash flow from operating activities	9.5	30.3	16.7	22.8	62.1
Total expenditure on investing activities	(99.1)	(87.6)	(26.9)	(24.4)	(36.5)
Financing activities:
Issuance of ordinary shares	—	2.2	151.5	—	—
Drawdown of term debt	245.5	—	—	—	—
Restructure hedge book	(62.2)	—	—	—	—
Repayment of loans	(49.5)	(14.0)	(7.0)	(3.8)	(28.4)
Dividend paid	—	—	(14.2)	—	—

Total financing activities	133.8	(11.8)	130.3	(3.8)	(28.4)

Amounts calculated in accordance with US GAAP:
Sales revenue (1)	224.9	234.7	214.5	213.2	233.2
Net income/(loss) (8)	21.8	141.6	0.4	38.6	42.3
Earnings per share, basic and diluted (3)	0.02	0.11	0.00	0.03	0.04
Number of ordinary shares (millions) (4)	1,284.2	1,284.2	1,282.3	1,142.3	1,142.3
Total assets (5)	1,078.4	903.8	683.4	536.7	577.0
Total shareholders’ equity (5)	542.4	584.1	395.9	395.3	496.2
Long term obligations(5)	455.1	215.4	227.2	113.9	47.4

(1)	Alternative terminology: “net sales” or “operating revenues”.

(2)	Alternative terminology: “income/ (loss) from operations”, “income/ (loss) from continuing operations” or “net income/ (loss)” since Lihir has no discontinued operations and no income from non-operational sources.

(3)	In US$ per share. Lihir paid its maiden dividend of $A0.02 per share on July 16, 2003.

(4)	As adjusted to reflect changes in capital.

(5)	At period end.

(6)	Alternative terminology: “net assets”.

(7)	Alternative terminology: “capital stock”.

(8)	Includes the cumulative effect in 2004 of a change in accounting policy with respect to the method of accounting for deferred mining costs. Please refer note 30 (viii) of the financial statements.

B. Capitalisation and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in Lihir’s American Depository Shares (ADSs) and ordinary shares involves a significant degree of risk. The following factors, some of which are not typically associated with investing in equity securities of companies from the United States, should be carefully considered by prospective investors in evaluating an investment in the ADSs and ordinary shares. Many of these risks relate to the nature of the core activity of Lihir. The company’s underlying asset is a single mining and processing operation (having certain physical, process, geological and environmental risks), in a developing country (giving rise to certain sovereign and social risks) with a single gold product (leading to market risk).
Lihir is dependent on a single operation
Other than exclusive exploration rights over the rest of Lihir Island, the company has no mining or exploration assets or operations other than those relating to the Lihir operation. While the company intends to continue to undertake exploration elsewhere on Lihir Island, at present it is expected that this exploration activity will be limited and that the company’s principal activity will be owning, further developing and operating the existing Lihir operation. In addition, the company intends to also consider opportunities to diversify through corporate merger and acquisition activities. However, no such activities have yet taken place. There can be no assurance that suitable targets for acquisition or merger will be identified or that any merger or acquisition will be realized. Accordingly, Lihir’s commercial viability is completely dependent at present upon the successful operation of the Lihir mine and associated processing plant. No assurances can be given that the company will be able to sustain successful mining operations or that the Lihir operation will remain commercially viable.
Lihir’s operations may be adversely affected by difficult geological conditions
The success of the Lihir operation depends, in part, upon the success of Lihir’s engineering solutions to particular hydrological and geothermal conditions. To Lihir’s knowledge, these conditions have never been experienced before in this combination in a mine of the size of the Lihir operation. Significant removal of both groundwater and sea water inflow and geothermal control is required during mining. While Lihir has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics and/or feasibility of the Lihir operation. See “Item 4. Information on the Company – Business Overview – Description of Operations – Mining – Dewatering and Geothermal Control”.
An expansion of the process plant with additional flotation capacity, expected to be operational early in 2007, has the potential to increase risk exposure when mining the bottom of the deep phases in Lienetz because some of the low sulphur ore ideally suitable for flotation feed is in rock that is currently too hot to mine (> 150ºC). Plans are in place to cool and depressurize this ore, but there is a risk that accessing it may be delayed, due to slower than planned cooling. Consequent reductions in the quantities of low sulphur ore would reduce the advantage of the flotation expansion.

In addition, Lihir Island is a volcanic seamount and the Lihir operation is located within the caldera of a volcano believed to be inactive. Although it is located 90 kilometers away from a seismically active area of PNG, based on seismic investigations conducted in 1987 and updated in 1992 (Dames & Moore), a subsequent review of publicly available information in 2000 and Lihir’s seismic network monitoring, the company believes that Lihir Island is situated in an area of moderate seismic activity. Reviews of seismic hazard commissioned by the company in 2000 and the PNG Geological Survey (Anton & Ripper, 1999) have supported this position. From United States Geological Survey (USGS) records of all earthquakes from 1973 to present, the strongest event within a 200 km radius of Lihir was a M8.2 earthquake on the Richter magnitude on November 16, 2000 with an epicenter approximately 109 km south, southwest (SSW) of Luise Harbour where mining operations are carried out and depth of 33 km. The second strongest event on the same USGS record was a M7.7 earthquake on September 9, 2005 centered 190 km SSE of Lihir at a depth of 90 km. These and smaller events have been felt at Lihir but have not inflicted any infrastructure, property or topographic damage.
The maximum credible earthquake predicted from the foregoing studies is located an average distance of between 20 and 35 km from Lihir, with a magnitude of 7.5 and an estimated return period of between 1200 and 2000 years. In comparison, USGS database records referred to above for events from 1973 until the present in a less than 35 km radius from site, show there were ten earthquakes with magnitudes from 4.0 to 4.8 and epicenter depths from 33 to 100 km. As an outcome of the 2000 seismic hazard study, seismic design criteria for the Lihir operation stipulate structures, pit slopes and earth embankments are designed to resist without yielding, the degree of earthquake shaking estimated to have at least a 50% probability of being exceeded during the Lihir operation’s design life. Additionally, in the case of structures, they are designed to resist without causing major damage or injury, earthquake shaking estimated to have at least a 10% probability of being exceeded during the Lihir operation’s design life. These design criteria are accepted internationally, exceed the requirements of the PNG Earthquake Loading Code for the estimated mine life and have been well able to withstand earthquakes of the magnitudes contained in the USGS database. A recent analysis by Australia’s Commonwealth Scientific and Industrial Research Organization (CSIRO) of data recorded by Lihir’s strong motion seismometer network has indicated that the seismic attenuation model used in earlier seismic hazard studies is still applicable until a larger database of events is established on site.
Notwithstanding the foregoing, no assurance can be given that the Lihir operation will not be adversely affected by volcanic or earthquake activity (including resulting tsunami risk) during the life of the Lihir operation. See “Information on the Company — Property, Plant & Equipment - Environmental Considerations — Seismic Considerations”.
On October 9, 2005, a significant landslide occurred in the Kapit North area, resulting in the loss of two people. The landslide resulted in the loss of water, road access and power to the process plant. Gold processing was shut down until late October with full production commencing on November 3. The area had been monitored for more than a year and a catastrophic landslide was considered a low probability by geotechnical experts due to the low angle of the failure plane. External and internal geotechnical experts are still investigating the probable causes with a final report due later in 2006. The contributing factors are considered to potentially include:
i.	higher rainfall over the previous six months than long term averages,

ii.	an earthquake of magnitude 7.7 on September about 140 kilometres away, and

iii.	a build-up of underground water behind the landslide mass possibly following movement.
Intensive monitoring and controls have been maintained. Road access was re-established across the slide area on December 2 with full power also restored on December 18. A more permanent heavy vehicle road is expected to be completed later in 2006.
An estimated 0.47 mt of economic grade ore at 2.5g/t (equating to 38,079 ounces) has been estimated to have been lost in the landslide. The landslide may have longer term adverse implications for economic grade stockpile management, Kapit pit development, Kapit coffer dam design and construction and mine sediment run off control. The full implication of these issues are expected to be better understood after receiving the geotechnical experts report and more detailed design, planning and risk assessment work has been completed.
Lihir’s insurance does not address all operating risks
The mine, processing plant or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the company, including environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, geothermal and seismic activity, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While Lihir currently maintains and intends to continue to maintain insurance within ranges of coverage the company believes to be consistent with industry practice, no assurance can be given that Lihir will continue to be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims. See “Information on the Company – Property, Plant and Equipment — Insurance.”
Lihir is subject to Papua New Guinea political risks
The Lihir operation is located in Papua New Guinea (PNG), a country subject to a relatively high degree of political risk. For example, the OECD has graded PNG for political risk in category 6 out of 7 (1 being the lowest level of risk). The Lihir operation is subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. The Lihir operation may be adversely affected by future political developments in PNG. As part of the syndicated facility agreement signed on September 13, 2005, the banks have required, and Lihir has obtained for the benefit of the banks, political risk insurance covering 100% of the borrowings under the facility, which is a condition precedent to those borrowings, and any termination of this political risk insurance will constitute an event of default under the facility. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the company.
In addition to the national PNG Government, PNG has a system of 19 provincial level governments most of which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.
The New Ireland provincial government exchanged its equity participation option in the project for undertakings by the PNG Government to provide an annual support grant to the New Ireland province of 3,000,000 Kina per year for expenditure on infrastructure projects. Any inability or failure of the PNG Government to fulfill these undertakings could have an adverse effect on the relationship between the national and provincial governments, and this can result in the New Ireland provincial government taking steps that may have negative consequences for the Lihir operation.
Lihir is vulnerable to civil unrest
There have been instances of civil unrest within PNG. In 1989, civil unrest on Bougainville Island (which is one of the New Guinea Islands) developed into an armed rebellion against the PNG Government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened. Lihir believes there are important historical and cultural differences between Bougainville and Lihir Island. The company has also devoted significant time and effort to accommodating the concerns of the Lihirians, and has entered into an integrated compensation, relocation and benefits package that covers (in different ways) the affected landowners, future affected generations and Lihirians generally. See “Information on the Company – Property

Plant and Equipment — Community Affairs” and “Item 10 Additional Information – C. Material Contracts – Local Community Agreements”. To date there have been no significant incidents of an extended nature. While the company believes these cultural and historical differences and its efforts will significantly reduce the risk of the type of civil unrest experienced in Bougainville, no assurances can be given that the Lihirians will not disrupt operations at the Lihir operation in the future.
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
Lihir’s results are dependent upon volatile gold prices
Because substantially all of Lihir’s revenues are derived from the sale of gold, Lihir’s earnings are closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond the company’s control, such as central bank sales, demand for precious metals, forward selling by producers and purchasers of gold and production cost levels in major gold producing regions, including South Africa and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors, such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand, and political and economic situations. Gold market prices are also affected by worldwide production levels. While the current demand for and supply of gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities. The potential supply of gold consists of new mine production, plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. Further, the central banks of several countries and multilateral organizations, such as the European Monetary Institute and the International Monetary Fund, have sold some of the gold held by them as reserves. They may sell additional amounts of gold in the future, which could result in declines in the market price of gold. All these factors are beyond Lihir’s control and accordingly it is impossible for the management of Lihir accurately to predict future movements in gold prices.
Gold prices declined significantly from the fourth quarter of 1997 and continued to languish below a level of US$300 /ounce on average during 1998, 1999, 2000 and 2001 before averaging $310 per ounce in 2002, $363 per ounce in 2003, and $409 in 2004. After initially falling to a low of $411 in February 2005, the gold price thereafter in 2005 climbed steadily to reach a high of $537 in December before settling at $517 by 31 December 2005. (All prices are from the London Bullion Market, “London P.M. Fix”). The average price for 2005 was $445. The current spot rate (as of May 31, 2006) of approximately US$653 per ounce is well above the price levels upon which the company originally estimated its reserves and designed its pit shell (US$365 and US$375 per ounce, respectively). See “Information on the Company – Property, Plant and Equipment – Reserves Estimates”. However, if gold pricing were to decline over an extended period, significantly below the current price used by Lihir in estimating its reserves of US$380 per ounce, it could render certain of Lihir’s ore reserves uneconomic, and require a re-evaluation and/or downward adjustment of ore reserves. It could also result in losses and write-downs of Lihir’s assets by having a material impact on the recognition of impairment losses, deferred tax assets, and the decision to value economic grade stockpiles.

If gold were to fall below Lihir’s variable production costs for a sustained period, Lihir might have to curtail or suspend some or all of its operations.
The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in US$ Per Ounce of Gold
Year	High	Low	Average
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	319	363
2004	454	375	409
2005	537	411	445
2006 to May 31, 2006	725	525	589
The London P.M. Fix on 31 May 2006 was US$653.00 per ounce of gold.
Lihir may seek to mitigate, in part, the effect of gold price volatility, through hedging strategies, which may include periodic purchases or sales of “put” or “call” options, spot deferred sales and forward sales covering a portion of its gold production at fixed future prices. Certain hedging transactions may eliminate or limit additional revenues, which Lihir would otherwise receive from any future rises in the gold price. In addition, Lihir’s profitability could be adversely affected if for any reason its production of gold is unexpectedly interrupted, and as a result it is unable to produce sufficient gold to cover any forward sales commitments it may have made. See “Item 5 — Operating and Financial Review and Prospects – Financial Results of Operations – Gold Prices and Hedging”.
Lihir’s hedge contract delivery prices are significantly below current spot gold prices
While Lihir’s current hedge book commitments, excluding gold loan commitments, at May 31, 2006 amount to less than 7% of gold reserves (less than 9% if gold loan commitments are included), the prices at which the company must deliver to hedging counterparties for these contracts is approximately $353 per ounce. The mark to market value of the hedge book was negative US$407.1 million on May 31, 2006.
During 2005, the company undertook a major restructuring of the hedge book as part of a refinancing package aimed at securing funding for the construction of a flotation plant to increase the company’s processing capacity. See “Item 4. Information on the Company – B. Business Overview – Processing”. The company announced in September 2005 that it had borrowed 480,000 ounces of gold from a major syndicate of 12 banks, led by ABN AMRO. Lihir immediately monetized the gold, raising approximately US$216 million at the then prevailing spot price of US$449 per ounce.

The establishment of the gold loan facility allowed the company to restructure its hedge book, flattening the profile of future gold deliveries and improving the company’s financial flexibility. This was achieved by investing US$62 million in canceling substantial out of the money hedges, extending maturity dates and increasing strike prices for a major portion of the book.
Following the completion of the restructure, the hedge book was unchanged overall at 1.7 million ounces with 1.02 million ounces hedged together with the gold loan of 480,000 ounces.
Lihir’s prospects are partly dependent on reserves estimates and future experience.
The reserve estimates presented in this annual report are estimates based on a gold price of US$380 per ounce, for a cut off grade of 1.45 g Au/t using end 2004 mine life cost estimates, and within a mine pit designed at US$380 per ounce. Reserve estimates have not been updated since February 2005.
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
Lihir cannot guarantee it can obtain all the mining and processing inputs required for its operation, including staff.
Due to the increased demand for most mining commodities, the demand for many mining inputs is placing strain on suppliers’ ability to deliver the required quantity and quality of mining and processing inputs. These market pressures have also seen large price increases. Lihir, like most other mining and processing operations worldwide, is facing shortages and delays in procurement of required parts and supplies. The delay in parts supply is negatively impacting equipment availability and production. The world wide shortage of heavy earthmover tires for the mine mobile fleet has seen the buffer stock of tires held on site reduce significantly over the past 12 months.
Delays in recruitment of professional staff, both for PNG nationals and expatriate staff, is impacting the timeliness of the management of the operational and some long term planning functions including the resource and reserves review.
These short supply situations are being intensely managed by the company, but management cannot guarantee some equipment will not be rendered inoperative due to lack of parts supply or that there will be no other adverse effects from the company’s inability to obtain other mining and processing inputs, including professional staff.
Lihir is subject to the effects of rising oil prices
Oil prices have risen substantially in recent years and are continuing to rise. Lihir, like all mining companies, is subject to the negative effects of such price rises as oil-based products are substantial inputs into the company’s operations. Diesel fuel is employed to power mining equipment while heavy fuel oil used to power the processing plant. However, Lihir has been able to mitigate the effects of such price increases to an increasing extent with the development of geothermal power as an alternative to heavy fuel oil. Thirty six megawatts of geothermal power were available at the end of 2005 with a further twenty megawatts expected to be commissioned in December 2006. The company’s current processing power needs would be largely met by this geothermal capacity. Exploration is being undertaken for additional geothermal energy, required to power any expansion of processing capacity. The company’s mining costs remain exposed to the effects of rising oil prices.
Lihir’s financing agreements impose limitations on its operations
The new syndicated facility agreement signed by Lihir on September 15, 2005 contains numerous events of default, which would entitle the banks to prevent future draw-downs, declare all outstanding borrowings under the facility to be immediately due and payable and foreclose on Lihir’s assets, almost all of which have been pledged or otherwise encumbered to secure such borrowings. The facility contains a number of covenants by the company which are likely to restrict its future operations, including, but not limited to, agreements not to engage in any business activities other than those relating to the Lihir operation and the proposed exploration, not to incur any additional indebtedness or encumbrances, nor to pay any dividends, nor make certain other restricted payments unless certain conditions are met. In each case consent of the syndicate banks is required to any exceptions from these restrictions See “Item 5 — Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Item 10 — Additional Information – Material Contracts – Financing Agreements”.
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
Lihir is subject to environmental risks
The Lihir operation is subject to PNG laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. The Lihir operation has some environmental impacts, including land and habitat impacts, arising from the use of land for mining and related activities, and certain impacts on streams and the marine environment near the project site, resulting from water use, ocean waste rock disposal, drainage run-off, and submarine disposal of tailings by pipeline in deep water. While the Lihir operation currently complies with the applicable license conditions accepted by the PNG Government in granting project approval, the eventual, cumulative environmental impacts could be greater than the estimates in, or not contemplated by, the environmental plan approved by the PNG Government, and in such event the PNG Government could require the company to remedy such consequences. The costs of such remediation could be material. In addition, PNG environmental rules and regulations have recently been revised, and may change again, before mining is completed, and their impact on mining and processing operations could change. Future environmental laws and regulations could impose increased capital or operating costs on the company and could restrict the development or operation of the Lihir mine. While the recent changes to PNG environmental rules and regulations are not expected to materially affect the operation, and the company is not aware of any major environmental issues which may arise in the near future, the extent to which unanticipated environmental consequences, or future regulations, may affect the company cannot be predicted. See Item 4 — “Information on the Company – Property, Plant & Equipment — Environmental Considerations”.
Lihir’s mining rights may be terminated under PNG law
The Lihir operation is also subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions, upon which those rights may be terminated. In particular, the company is party to a mining development contract, dated March 17, 1995, with the PNG Government, which sets forth the terms upon which Lihir may exercise its rights, under the special mining lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the mining development contract and, therefore, the special mining lease. Any such termination would prohibit the continued operation of the Lihir mine. See “Item 10. Additional Information – Material Contracts – PNG Mining Laws and Related Agreements with PNG Government”.
Lihir is vulnerable to a limited market for the Kina and foreign exchange controls
The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina, and no assurance can be given that Lihir will be able to convert any Kina funds it has into other currencies, at rates comparable to those at which funds were initially remitted to PNG or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG central bank, to convert funds from Kina into other currencies. These regulations also generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG. However, under the mining development contract, the PNG Government has agreed to ensure that the PNG central bank will grant the company permission to retain certain of its funds in other currencies than Kina, and to convert and transfer its Kina funds into offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies, and the sale of gold, in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, Lihir is still exposed to certain exchange rate fluctuations and convertibility risks. There can be no assurance that the Kina will not depreciate from its current position against the U.S. dollar. See “Item 10. Additional Information – Exchange Controls”.
Lihir’s dividends to U.S. shareholders are subject to withholding tax
There is no tax treaty in effect between the United States and PNG. As a result, under current PNG law U.S. shareholders will be subject to a 10% withholding tax on any dividends or other distributions made by Lihir on the ordinary shares. See “Item 10. “Additional Information – Taxation” for a discussion of the effects of this tax.
Lihir’s shareholders are subject to different rights under certain circumstances
Lihir’s corporate affairs are governed by its constitution and the laws of PNG. Principles of law applicable to Lihir and its shareholders may differ from those that would apply if Lihir were incorporated in a jurisdiction in the United States. For example, while in most cases shareholder votes are held by ballot in a manner similar to the practice in the United States, in certain circumstances shareholder votes can be limited to persons actually present at a shareholder meeting (either shareholders or representatives of shareholders), and the quorum for such purposes can be as low as three such persons as is provided for by the company’s constitution. The board of directors also has the ability to refuse to register transfers of ordinary shares that would breach Australian Stock Exchange (ASX) rules or contravene laws. In addition, Lihir’s shareholders may have fewer or less well-defined rights under PNG corporate law with which to protect their interests against actions by its board of directors or major shareholders, than they might have as shareholders of a corporation incorporated in a jurisdiction in the United States.
Difficulty may be experienced in the pursuit of litigation against Lihir’s or its executive officers, directors, or experts who are not resident in the United States
None of Lihir’s executive officers or executive directors resides in the United States. Lihir understands that the general rules in respect of service of process issued out of US courts require either:
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
In the company’s prospectus issued in connection with the global offering of shares in 1995, it was stated that the courts of PNG will not permit original actions for civil liabilities, predicated upon the civil liability provisions of the US federal securities laws. Lihir has no reason to believe that PNG courts today would take a different attitude, and allow such actions against the company, or any of its non-US resident executive officers, directors, or experts the company has named in its annual report. This should only be a difficulty for US investors to the extent that an action cannot be brought in the United States, or a judgment of a US court cannot be enforced in PNG.
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
As of December 31, 2004, excluding the shares in the company held by Niugini Mining Limited (an original joint venture participant that is now a wholly-owned subsidiary of the company), the former participants in the joint venture (or their assignees) collectively owned 262,927,557 (20.47%) of the outstanding ordinary shares of the company, as follows:

Shareholding
Rio Tinto Metals Limited	161,527,406

Rio Tinto Lihir Holdings Ltd	24,230,720

Mineral Resources Lihir Ltd	77,169,431

Total	262,927,557
On or before December 1, 2005, Rio Tinto sold all of its shares in the company and as of the date of this annual report, no longer holds any interest in Lihir. The company has been advised that the shares were sold to a range of institutional investors. In addition, Mineral Resources Lihir Limited sold down a proportion of its holding (15,038,700 shares) during December 2005 and January 2006. As at the date of this annual report, its holding amounts to 62,130,731 or 4.84% of the company’s ordinary issued capital.
No options over the company’s shares remain outstanding. See “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders – Share Options”.
Until October 2005, the company was managed by Lihir Management Company Limited, a wholly owned subsidiary of Rio Tinto, pursuant to a management agreement dated March 17, 1995 until October 2005. Rio Tinto acquired a managing interest in the joint venture in 1989, and the joint venture had been managed by Lihir Management Company Limited since that time. Since October 2005, the company has been under independent management following termination of the management agreement. See “Item 10. Additional Information – Material Contracts – Lihir Management”.
The assets acquired from the joint venture included the Special Mining Lease, which gives the company exclusive mining rights within the leased area of Lihir Island for 40 years from 1995. The Lihir operation relates to the mineral deposits located within the area covered by the Special Mining Lease. The company also holds the Exploration License (EL485), which provides the company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period, through to March 31, 2008. See “Item 10 — Additional Information-Material Contracts-Related Agreements with PNG Government”.
Capital Expenditures
The feasibility report for the Lihir project originally estimated that a total of US$673 million (in mid-1995 dollars) in capital expenditures would be required for pre-production development and construction of the Lihir operation, excluding the US$147 million in exploration and pre-development expenditures made by the joint venture participants prior to the global offering. This was subsequently re-estimated to be US$780 million (in mid-1996 dollars), when the definitive estimate for construction was completed. This increase represented a number of changes in scope, particularly in the areas of financing costs, pit and operations development, and working capital, inflation and the decision to move to the early processing of oxide ore. The actual cost of construction was US$792 million, which reflected some further changes to scope, such as a re-design of the tailings disposal system, and some increases associated with accommodation and other supporting infrastructure.
Capital expenditure over the last three financial years, as discussed in note 12 to the financial statements, has been as follows:

	US$ millions
	2005	2004	2003
Projects	49.0	47.6	10.0
Mine	34.9	27.4	10.2
Processing	15.6	12.7	6.9

Total	99.5	87.7	27.1

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
Capital expenditure in fiscal year 2004 included US$38.5 million for the construction of a 30MW geothermal power station, US$15.4 million on the progressive replacement of the mining fleet, US$6.4 million to construct and install an additional high-rate grinding thickener, US$2.7 million for major plant projects including a partial re-bricking of the autoclaves. US$0.9 million to improve gold recoveries and install a counter-current decantation (CCD) bypass, and in excess of a further US$5 million for a range of mine technical projects, most notably geothermal resource investigation, Kapit depressurization, and the drilling of steam wells. These expenditures were funded from an equity capital raising conducted by the company in November 2003 and from operations.
Capital expenditure in fiscal year 2005 totaled US$99.5 million and included US$20.4 million to complete the construction of a 30MW geothermal power station, and US$2.2 million to complete the construction and installation of an additional high-rate grinding thickener. The range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and dewatering wells continued in 2005 at a cost of US$12.7 million. The purchase of a fifth barge and the rebuild/refurbishment of two existing barges cost a total of US$6.7 million, while the purchase of new mining equipment or refurbishment of existing mining equipment cost US$9.5 million. Expenditures included a further US$4.7 million for a gravity gold separation circuit to further improve gold recovery, autoclave process and other process plant improvements totaling US$4.4 million. In 2005 an environmental inception report and investigation was commissioned at a cost of US$1.4 million with capital expenditure of community infrastructure totaling US$0.8 million. Fiscal year 2005 also saw the commencement of the project to construct a flotation plant to expand the company’s processing capacity with expenditure of US$15.2 million after feasibility studies costing an initial US$2.8 million. Also commenced in 2005 was the 20MW geothermal power plant expansion which incurred capital expenditure totaling US$7.9 million.
For fiscal year 2006, capital expenditure of US$217 million is projected. This estimate includes a further US$105 million to progress the flotation plant expansion plus an associated US$16 million for additional mining equipment required as a direct result of the expansion. The estimate also includes a further US$28 million to complete the 20MW expansion of the geothermal power station, US$5 million for de-watering wells necessary to allow mining of deeper Lienetz benches, US$11 million for depressurization and other geotechnical projects, US$7 million for the replacement of two barges, US$7 million for new mine maintenance infrastructure required as a result of the fleet expansion in 2005 and continuing in 2006, and US$5 million for major overhauls performed on excavators. The capital plan also allows for the sealing of some community roads on Lihir Island to commence in 2006, meeting a commitment made to the community under the Integrated Benefits Package at the commencement of the project, and also allows for the relocation of Kapit village at a cost of US$5 million.
Expenditures in 2005 and 2006 for the flotation plant are expected to be funded from the proceeds of the gold loan transacted in September 2005 and from operating cash flows, whilst other capital expenditure in 2006 are funded from operating cash flows.
B. Business Overview
Lihir’s operations consist of a significant, single mine that produces gold doré (a mixture of gold and other metals) as its sole product. The gold is mined and processed on Lihir Island in PNG. After refining by AGR Matthey in Perth — Western Australia, the gold is ‘sold spot location London’ through the international gold market or delivered into hedge contracts with fourteen selected hedge counter-parties (specifically ABN-AMRO, ANZ Banking Group, Bank of Scotland, BNP Paribas, Commonwealth Bank of Australia, HypoVereinsbank, Macquarie Bank, Natexis Banques Populaires, National Australia Bank, SG Australia,

WestLB, Westpac, Goldman Sachs JB Were, and Mitsui). The gold market is not generally regarded as being influenced by seasonal factors. See “Item 3. Key Information – Risk Factors for a discussion of gold prices and Item 5. Operating and Financial Review and Prospects – Sales for discussion of hedging.
Lihir’s licenses to operate and mine in PNG are subject to the PNG Mining Act 1992 and the mining development contract dated March 17, 1995 with the PNG Government. See “Item 10. Additional Information – Material Contracts — PNG Mining Laws, Related Agreements with PNG Government”. Lihir’s use of patented process technologies, including Dynatech’s (formerly Sherritt) pressure oxidation process and Anglo-American Research Laboratories’ elution system, are secured through life-of-mine license agreements. See “Item 10. Additional Information – Material Contracts – Operations Agreements”.
Description of Operations
Overview
The following is a summary of Lihir’s current operations. Given the size, scope and long remaining production life of Lihir, changes in operations may be made in the future, and these changes could be material. See “Item 3. Key Information — Risk Factors” for a discussion of possible risks to Lihir’s operations.
The Lihir operation is based on open pit mining of three main adjacent pits. Most of the ore is refractory sulfide ore that must be oxidized before the gold can be leached through cyanidation. Pressure oxidation technology licensed from Dynatech, (formerly Sherritt), is used to treat the refractory ore. In 2005, construction of an additional 3Mt per year capacity flotation circuit with expanded grinding, flotation and oxygen capacities was approved and construction has started for an expected 2007 completion. The advantage of the flotation expansion is:
•	that it enables the earlier treatment of lower grade ore into a concentrate for pressure oxidation feed; and
•	sensitivity analyses indicate that the flotation expansion has a lower risk profile than the current plant configuration case, because it is less sensitive to most adverse variations in sulphur feed types.
The in-pit reserves with the new flotation circuit are slightly larger than those for the current plant configuration without flotation. This is due to increased pit volume and reduced cut-off grade, both of which result from reduced processing costs with the expansion. Simplified process flow charts are shown below prior and after the addition of the new circuit.

Until 2004, the main gold-producing pit was Minifie. Production has been scaled back since early in 2005 as relative gold grades declined. The second pit, Lienetz, is being developed in a series of phases to produce the majority of gold ore from 2005 until 2015. The third ore body, Kapit, is scheduled to commence development in 2009, and is expected to produce ore from 2015 onwards and, with further cutbacks during this period to both Minifie and Lienetz, complete the mining period.
Based on the current reserve and mine plan estimates, production is expected to be approximately 670,000 ounces in 2006, then with the flotation expansion averaging over 800,000 ounces in the years 2007 to 2013 inclusive, then dropping to approximately 700,000 ounces on average until the completion of the estimated mining period in 2021.
Mining
General. The open pit mine is expected to produce an average of approximately 11.0 million tonnes of ore per year for most of the mining period, with a rapid decline from 2017 until estimated mining closure in 2021. Ore production has averaged 10.6 million tonnes over the last 3 years. Total annual extraction of ore plus waste from the pit is planned to range from 50 to 60 million tonnes per year from 2006 to 2016 and decrease rapidly thereafter.
The ultimate pit shell contains approximately 678 million tonnes of material, of which approximately 149 million tonnes are proven and probable reserves in-pit and 529 million tonnes are waste, for an overall waste/ore stripping ratio of 3.6. Most waste material will be disposed of offshore in deep water within the confines of the Special Mining Lease area.
Mining of sulfide ore commenced in the Minifie area because of its higher grade and shallower depth, and is being extended over time to encompass the Lienetz and Kapit deposits. During 2003 and 2004 most of the mining was from the Minifie ore body. Production of ore from the high grade Phase 5 in the Lienetz ore body started in the final quarter of 2004, it was the main ore source in 2005, and will run until mid 2006. Phase 7 development commenced in April 2005 and will be the main source of ore from the second half of 2006.
Material moved during 2005, 2004 and 2003 is shown in the table.

	2005	2004	2003
High-Grade Sulphide Ore (K tonnes)	3,518	5,036	5,692
High-Grade Sulphide (g Au/t)	6.11	5.11	4.53

Low-Grade Sulphide Ore (K tonnes)	5,857	6,550	5,287

Low-Grade Sulphide Ore (g Au/t)	2.05	2.23	2.31
Total Ore (K tonnes)	9,375	11,586	10,979

Total Ore (g Au/t)	3.57	3.52	3.46

Total Waste	32,177	35,170	23,945
Total Material	41,552	46,756	34,924
Pit Design and Planning. Pit design is a two-stage process. The first stage develops pit shells that group material into zones of equivalent value (on an undiscounted basis). The second stage schedules the material from these shells and selects the shell that yields the highest value as the basis for detailed design. Pit optimization uses processing and fixed costs projected at the time with a processing recovery approximating 90%.

Detailed designs are developed for all phases (push backs) out to and including the ultimate pit shell. These detailed designs were then scheduled with cut-off grade optimization to provide a life of mine plan. Detailed medium and short-term plans are then developed from this.
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
The annual mill feed grade is expected to lie in the range 3.0 g Au/t to 6.8 g Au/t during the mining period and varies with availability of high grade ores from the pit and consideration of suitable lower grade material to be processed in the new flotation circuit, with an overall grade of approximately 4.7 g Au/t for the entire period.
The cut off grade optimization process incorporates costs associated with break even cut off grade and with the cost of mining and milling parameters including drill and blast costs, loading and haulage costs, mining overheads, mill throughputs, mill blending strategies, mill recoveries, sulfur content, ore depth and haul distance. The cut-off grade optimization process will consider the combinations of these mining and process plant physical and cost variables to derive the optimum cut off grade to maximize business value. The mine planning phase then considers the optimum cut off grade with practical issues of blending and additional mill throughput constraints of hardness index, sulfur ranges and material types. The autoclave throughput to sulfur grade relationship varies with pulp density, which is dependent on the settling characteristics of the ore. In general, the softer (high clay) ores yield a lower pulp density than the harder (fresh rock) ores. Work index or hardness of the material, determines the rate of feed through the grinding circuits. The heat required to maintain the operating pressures and temperatures in the autoclaves is derived from oxidation of the sulfides. Oxidation of the sulfides (and, hence, liberation of the gold) takes a finite period of time and thus residence time may constrain throughput. The mill feed constraints are represented by the general curves in the following graphics.

Plant Optimisation for selected Pulp Density and Sulfur grades
Plant Optimisation for selected Hardness/Work Index and Sulfur grades
The resultant primary cut-off grades from the design process for plant feed during the “mining period” by years are shown in the following table.

Cut off Grade strategy for Plant Feed
The stockpile cut off grade is used to determine if lower value ore should be stockpiled for later processing in the “stockpile processing period” or wasted, and thus has imputed costs that refer to post “mining period” hauling and processing costs. The mining cost for the “stockpile processing period” material is sunk into the determination of direct feed material during the “mining period”. For example, the primary direct feed for the mill feed grade for the future plans in the process plant with an additional flotation circuit has cut off grades that vary from 2.2 to 4.5 g/t with an average of 3.1g/t over the “mining period”. The stockpile cut off grade to determine the stockpiled material for processing during the “stockpile processing period” is 1.45g/t for 2006 and drops to 1.35g/t from 2007. Therefore, on average, ore between 1.45g/t and 3.1g/t is stockpiled for later use.
Further information on Metallurgical Recovery
The planned metallurgical recovery is determined from current historical operating experience and realistically expected future plant performance. It has been shown to be a logarithmic average by all material types that varies with gold grade. Reviews undertaken on stockpile material conclude that for lower grade ores the existing logarithmic recovery function is reasonably justified for estimating Ore Reserves under current and future plant operating conditions. However test work is being undertaken to further evaluate the varying recovery relationships by material type including stockpile material.
This relationship is described by:
Recovery = (0.033*LN(Ore grade)+0.8576)
For feed ore during “mining period” the recovery is approximately 88% to 92% whilst the recovery of material through the “stockpile processing period” is approximately 84% to 87%.
Sulphide Content. While the average sulphide content of the reserves is 5.3%, the sulfur content is highly variable. Therefore, significant effort is committed to controlling blending of plant feed to maximize throughput by sequencing mine development and stockpile interchange strategies. The ore blend and sulfur target varies depending on ore type, ore reactivity, the number of operating autoclaves (target sulfur for complete oxygen utilization is lower when three autoclaves are on line), age of stockpiled ore, ore settling characteristics and gold grade and relative performance characteristics between feeding either direct to the autoclaves or the flotation plant. The long term average plant feed sulphur grades for the flotation plant expansion are within the operating range for whole of ore feeding to the process plant. However, interruptions to the mine plan can have a significant impact on ore processed due to the resultant lack of flexibility to allow for alternative blending strategies.
Economic Grade Ore Stockpiles. All ore grading below the applicable annual mill feed cut-off grade (but above the waste cut-off grade) will be stockpiled for processing after open pit mining ceases. In addition, the PNG Government required that ore with grades above 1.6 g/t be stockpiled within the early years of mine production. This permitted cut-off grade increased to 2.0 g/t during 2003. At the completion of the mine period, the economic grade material will be fed to the process plant during the ‘stockpile processing period’. Throughputs and recovery are based on current operating practices, but the behavior of this ore for overall plant recovery and sulphur grade, after being stockpiled for periods in excess of 15 years, is uncertain.
Waste Rock Disposal. Because of the lack of suitable land, the potential for seismic activity, high rainfall and the potential for acidic run-off, the company and the PNG Government concluded that land-based disposal of waste rock was not a viable option and that the preferred option, in terms of cost and environmental acceptability, continues to be the use of the waste rock to build the base of the stockpile in Luise Harbor and to dispose of surplus or unsuitable material offshore. The acidic characteristics of the waste rock are neutralized in sea water. The waste disposal facility comprises five bottom dump self-propelled barges and two loading docks of three bays each in a single wharf structure.
Dewatering and Geothermal Control. The Lihir mine pit poses unique conditions. The gold resource is associated with a residual geothermal system and is located adjacent to the sea. The pit must be dewatered to keep the water table below the operating level of the mine, for which purpose there are 14 operating dewatering wells. Dewatering operations have successfully maintained dry pit operating conditions with the base of the Minifie pit now reaching 155m below sea level and Lienetz 110m below sea level.
While the Luise Caldera, where mining operations take place, is no longer an active volcanic center, the residual geothermal effects must be made safe by reducing temperatures and pressures in the vicinity of the pit, in order that high temperature waters and steam generation do not pose a threat to the safety of operators. Since 1999, 10 deep wells (greater than 1000m depth), 24 shallow wells (400-600m) and 75 surface wells (less than 400m) have been completed with 8 deep wells and 44 surface wells discharging steam. Steam discharge has now been continuous since 2000, with wells in the west Minifie and Lienetz areas operating during this period and in the Kapit pit from late 2004. Wells in the Lienetz area were commissioned in early 2003 and are increasing steam discharge levels ahead of the continuing development of the Lienetz pit. The second phase of installing surface steam discharge wells for Lienetz continued through 2005 and will be ongoing for the pit’s mine life. The first stage of discharging steam from Kapit Pit has been installed as a trial drill program with monitoring being conducted to gather information on final discharge design.
Power generation using geothermal steam has been demonstrated to be a viable option for Lihir. A six-megawatt pilot plant was commissioned in April 2003. This plant is fed on steam from the shallow steam relief wells already completed as part of the mining development. A thirty-megawatt plant was commissioned in 2005 with construction now underway on an additional twenty-megawatt plant planned for commissioning in November 2006. Geophysical and well investigations are being used to determine steam production capacity from the Luise Caldera steam resource. These indicate an ultimate power generating potential in excess of that currently operating and under construction, with studies being undertaken to define the further extent of this potential.
Blasting. Lihir has engaged a contractor, Orica, to provide all products, labour and equipment to carry out the required blasting operations. This includes procurement, transport, manufacture, storage and management of all explosive material and the design, provision, repair and maintenance of magazines, manufacturing facilities with a capacity of 40 tonnes of emulsion per day, and mobile explosive delivery units. The contractor measures and records hole data (including temperature), primes holes, loads explosives down the holes, ties-in and initiates the shots, and is responsible for legal compliance during manufacture, and blasting (including post-blast inspection and dealing with misfires and secondary blasting). Since the ground temperatures are typically above 100 degrees Celsius, explosive emulsions used are desensitized to heat by special formulation and blending with glass micro balloons. New formulations are currently under development in anticipation of the need to blast in higher ground temperatures. See “Item 10. Additional Information – Material Contracts – Operations Agreements”.
Mine Drainage. The average annual recorded rainfall at the Lihir Project site is approximately 3,750 millimeters, and has ranged from 2,800 to 5,400 millimeters, with a maximum one-hour intensity of 65 millimeters. For this reason, considerable attention has been paid to the design of appropriate facilities for mine drainage. This includes a system of surface diversion ditches designed to intercept storm water flows before they enter the open pit. A system of in-pit collection ditches and sumps has also been incorporated into the design of each of the phases of pit development. Despite these design provisions, mine production has to be suspended during periods of intense rainfall. 2005 was an above average rainfall year with approximately 5,000 millimeters of rain falling in the mine area.
Mining Equipment. The major mining equipment selected for the Lihir Project has been sized for the levels of production and operating conditions contemplated by the current life of mine plan. Most of the mining fleet was purchased from the mining contractor on April 17, 2000 on termination of contract mining arrangements. The transition from operator mining to owner mining was smooth with the majority of the contractor equipment and staff transferring to Lihir at this time. The primary excavation fleet consists of four 23 cubic metre capacity, and one 14 cubic metre capacity, hydraulic shovels. Material haulage utilizes a matching fleet of 29 rear dump haul trucks, each with a capacity of 136 tonnes. In addition to this a support fleet of smaller shovels, five 100 tonne trucks and ancillary equipment is employed.
The recent worldwide upswing in mining activity has resulted in shortages and longer lead times for truck tires, major change out components, new equipment and experienced maintenance workers and operators. It is not known how these supply conditions will change over time. It is also unknown if 136 tonne radial truck tires can be procured after 2006 due to capacity shortages from the three main tire manufacturers. Alternatives are being considered for retreading tires, lower rated tires and onsite repair facilities. Shortages in radial tires will have material effect on mining operations for Lihir and for the mining industry in general. However, there has not been a material negative impact during 2005 to cost effectiveness and efficiency in the mining operation. Increased oil prices have however had a materially negative effect on the cost of operating this equipment during 2005. This is continuing in 2006. See “Item 3. Key Information – D. Risk Factors”.
Processing
General. The company’s processing plant is located in an area known as Putput, close to the mine at the mouth of Luise Harbour. Lihir ore is termed refractory; meaning that conventional extraction of gold by cyanidation is not viable without pre-treatment. The Lihir process plant incorporates a pressure oxidation pre-treatment step using autoclaves to release the gold. This in turn is followed by conventional cyanidation.
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
The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulfur grade of 7.2%. A design autoclave operating time of 89% of total time was used resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed were installed in 2001 along with a 12th power generator. In 2002 a pebble crushing circuit was installed in the grinding area to increase grinding capacity, and three additional autoclave feed pumps were installed in 2003. In 2004, a new carbon regeneration kiln was installed to increase gold recovery from the CIL circuit. In 2005, a gravity circuit was installed to maximize recovery from hard blast ores which have been found to contain significant proportions of gravity recoverable gold. This circuit was being commissioned at years end. A total of 3.5 million tonnes of ore were processed through the plant in 2005 to produce 595,966 ounces of gold. Plant throughput was less than that achieved in 2004, due principally to the Kapit landslide which cut the supply of water to the plant.
The company has commenced construction of a 3 Mtpy capacity flotation circuit and associated upgrade aimed at maximizing autoclave capacity and improving the economics of processing lower grade ores. The upgrade will include a secondary crusher, a grinding and flotation plant, increased autoclave feed tank capacity, additional 10 t/h oxygen plant, additional lime slaker and gold desorption circuits. Ores of lower grade and sulphur content grade will be targeted for treatment in the new circuit which will be upgraded in flotation cells to produce a gold containing concentrate. This concentrate will be mixed with ground ore from the existing grinding circuit to provide the optimal feed for the autoclave circuit. Upgrading of the oxygen supply and gold desorption circuits will be required to allow for the increased gold production capability.
Crushing. Run-of-mine stockpiling and primary crushing facilities, incorporating a gyratory crusher, are located at the Ladolam Creek area, approximately 500 metres east of the ore bodies. All other processing facilities are located at Putput, approximately one kilometer southeast of the Ladolam Creek area. Soft ore can be processed separately through a toothed-roll crusher.
A secondary crusher is expected to be installed as part of the plant upgrade to increase the crushing circuit’s capacity to a nominal 6.5 Mtpy.
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
As part of the planned upgrade the stockpile area is expected to be enlarged and divided into two sections. A series of new under pile feeders will be installed to allow flotation feed ores and direct feed (High grade ore – HGO) ores to be reclaimed and processed in the respective milling circuits. Both ores will be crushed through the expanded crushing circuit and fed through to the respective stockpiles.
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
A second grinding circuit consisting of a SAG and ball mill is planned to be installed to grind flotation feed ores in 2006 and early 2007. Product from the new grinding circuit will report to a new rougher flotation circuit which will separate and concentrate gold containing sulphide minerals into a flotation concentrate. Flotation concentrate will be thickened to 50% solids density prior to blending with thickened HGO ore.
Pressure Oxidation. The Lihir pressure oxidation circuit utilizes Dynatech (formerly Sherritt) patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry is first pre-heated to between 60 and 90 degrees Celsius in heat recovery vessels before being pumped under high pressure into three horizontal, six-compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,650 kPag and a temperature of 200 — 210 degrees Celsius. Pure oxygen added into the autoclaves causes rapid oxidation of sulfide minerals, and consequent release of gold particles, to occur. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced to atmospheric conditions. Resultant steam produced in the flash vessels is used to pre-heat autoclave feed in direct contact heat recovery vessels. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.

High-pressure gaseous oxygen for the pressure oxidization process is provided via two cryogenic oxygen plants located adjacent to the processing plant. Liquid oxygen is also produced and stored for backup and emergency requirements.
A third cryogenic oxygen plant is planned to be installed to increase daily oxygen production to 82 t/d.
Energy. Power is supplied by twelve diesel generators, each of 6.3 megawatts. The company is increasingly turning to geothermal power using steam available from its mining activities, to meet energy requirements. A 6 megawatt geothermal plant was commissioned in April 2003 and a 30 megawatt plant was commissioned in 2005. Construction of a further 20 megawatt expansion has commenced and is scheduled to come on line in late 2006.
Following completion of the planned plant upgrade, a total of 75 megawatts of energy will be required to meet all the operating needs and allow for an appropriate spinning reserve (or operating power margin to allow for routine maintenance activities). It is anticipated at present that 56 megawatts will be sourced from geothermal energy and the remaining 19 megawatts from diesel generators.
CCD Washing and Neutralization. Oxidized slurry passes through a two-stage CCD thickener circuit where it is washed with process water and seawater. Slurry acidity is then further neutralized by the addition of milk-of-lime, which is prepared from imported quicklime, in a slaking circuit. In this way, slurry pH level is increased to an appropriate level for cyanide leaching. Dilution water is added to reduce slurry viscosity in preparation for CIL processing. During 2004, a by-pass line was added to the CCD thickener to allow maintenance activities to occur with minimal production effects.
A second lime slaking facility is planned to be installed in late 2006 as part of the upgrade to ensure sufficient lime is available to neutralize acidic slurry from the CCD washing circuit.
CIL Processing. Gold is recovered from the oxidized slurry in a Carbon-In-Leach (CIL) circuit. The circuit consists of eight large, agitated tanks. In the second tank, sodium cyanide is added to the slurry to begin leaching gold into solution. Coarse, granular carbon is added to subsequent tanks to adsorb dissolved gold. Agitation ensures that the slurry, cyanide and carbon are well mixed and suspended so that most gold containing particles are leached and the gold is adsorbed onto carbon. Slurry flow progresses through the tanks whilst carbon, retained by screens, is pumped in a counter-current direction and progressively loads with adsorbed gold.
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
A new desorption circuit is scheduled to be installed late in 2006 to increase the loaded carbon treatment rate to 40 tonnes per day, due to the expected increase in gold production.
The overall ore treatment process is designed to recover between 88% and 94% of contained gold, depending on ore type. Overall plant recovery for 2005 was 89.7%.
Tailings Disposal. Plant tailings are first treated to detoxify remaining free cyanide through the mixing of a portion of the iron-bearing wash solution from the CCD circuit with CIL circuit tailings. Iron in solution reacts with the cyanide in the detoxification circuit to form a stable iron/cyanide complex. The balance of the CCD wash liquor is combined with power plant and oxygen plant cooling water streams before combining with the detoxified tailings stream in a junction box. Tailings from the new flotation circuit currently under construction will also report to the above junction box.
The combined streams are subsequently discharged into the ocean via a pipeline at a depth of 128 meters, which is below the surface mixed layer of the ocean. The surface mixed layer, which is the uppermost layer of the ocean that is constantly mixed by wind and wave action, varies with location and time, with a maximum depth of 98 meters being recorded to date at Lihir. Being denser than the receiving seawater, tailings discharged below the surface mixed layer move down the steep submarine slope and will not rise to the surface. See “Environmental Considerations” below for a discussion of this method of tailings disposal.
Economic Grade Ores. Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulfide sulfur in the ore. To mitigate this effect, a number of measures have been taken:
▪	Some stockpiles have been covered with plastic to reduce the rate of oxidation.

▪	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulfide in ore feed.

▪	Flotation plant capacity provides an opportunity to increase the sulfide grade of stockpile ore.
Limestone Deposits. The original project design incorporated a lime plant treating local limestone. While tests of the local limestone confirmed its chemical suitability, it was also indicated that the limestone may prove too friable for calcining in conventional shaft or rotary lime kilns. As a result the processing plant utilizes imported quicklime transported to site in 20 tonne containers.
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
Infrastructure for the workforce includes housing and camp accommodation, and related community facilities such as a school, medical center, supermarkets, an open market and a police station. Camp infrastructure comprised of accommodation of various types to house up to 2,200 personnel, as well as associated messing and recreation facilities and plants for water and sewerage treatment have been established. In addition, approximately 90 dwellings are in place to house full-time residential personnel.
A wharf has been constructed at Putput for general cargo ships and tankers. An airstrip and terminal facilities have been constructed on the northern portion of the island. The existing road connecting the airstrip and the project site was improved and a ring road around the island was installed.
Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River, where a run off weir scheme has been constructed. A water treatment plant was installed in 2003 to improve water quality. Along with the installed sewerage treatment plant, this is being upgraded during 2006 to meet additional demand. Water is now also being accessed for the processing plant from the pit area itself.
Communications at the site, within the island and with the external world has been provided through the installation of a satellite link providing public access to the national telephone network. Marine and aeronautical radio systems are also installed.
Logistics

Operational consumables, supplies and maintenance parts are sourced from major suppliers in the Asia Pacific region. Petroleum products are sourced from Singapore, cyanide from Korea, lime from New Zealand, with most other supplies made through Lihir’s regular shipments from Brisbane, Australia. Supplies are generally secured through contracts varying between two and five years’ duration.

Workforce
At December 2005, the company employed 1127 people. Of this number, 399 or 35% were Lihirian, 630 or 56% other Papua New Guinean nationals and 96 or 8% expatriates from various other countries. A great deal of work at the site is undertaken by contractor groups, including extensive use of local labour-hire companies. The total workforce, including these contractor personnel, totals in excess of 2,600 people. The company continues to sponsor regular professional and developmental training, both in-house and externally. See “Item 6 — Directors, Senior Management and Employees — D. Employees.
Community Affairs
The Lihir Group is made up of four islands with a total population at last count in October 2005 of approximately 13,600 Lihirians, and approximately 3,700 immigrants from other parts of Papua New Guinea (PNG).
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
Provision of benefits for future generations of land owners and of relocatees was a significant issue during the negotiations. Therefore IBP Chapters 2 and 3 provide for the establishment of trusts for the long term benefit of landowners and residents and their children, and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation, (statutory and otherwise). In the event of a dispute formal mediation and arbitration procedures are provided for in the agreements. More importantly, the IBP provides for a regular process of review on a five year cycle to provide an opportunity to keep the agreement consistent with the changing circumstances on the island over time.
The original IBP is now over ten years old and since 1995 the mine has developed into a fully functioning operation. In June 2001 the company, the local community of Lihir, the PNG national, New Ireland provincial and Lihir local level governments jointly commenced a full review of the IBP agreements to assess their effectiveness and how they might be improved to serve the various parties better in the future.
Following an extended review period, an addendum to the original IBP has now been agreed. The revision provides for a restructured delivery of benefits for all Lihirians while maintaining the original intent and scope for benefit streams. Known as the Lihir Sustainable Development Plan (LSDP), the revised IBP now incorporates five Chapters addressing community development and capacity building, compensation, local level government programs and projects, holistic human resource development and mine closure provisions. See “Item 10. Additional Information – C. Material Contracts – Local Community Agreements”.
Importantly, funding for the LSDP has been increased to K100 (approximately US$30 million) over the next five year period with an additional K7 million (approximately US$2.1 million) being provided for an investment provision solely for the benefit of the SML landowners. The LSDP will be administered by the local level government for and on behalf of the people of Lihir.
The company has made substantial annual financial contribution by way of compensation, community development, royalties, wages and other payments to the Lihirian community as shown in the table below.

	2005	2004	2003	2002	2001
Kina millions	24.8	37.2	25.2	26.5	18.1
US$ millions equivalent	8.5	11.8	7.2	6.6	5.0
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
BDO continues to provide advice and assistance to local businesses to assist them to maintain financial records and to otherwise comply with the PNG Companies Act and Business Group Registration Act.
Many local businesses continue to benefit from the company’s outsourcing program for non-core activities by providing goods and services to the Lihir project. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy. Payments to local businesses and contractors amounted to approximately US$28 million for supplies and services performed in 2005.
Education Assistance — In 2005, the company continued to assist Lihirian students through a range of programs. Assistance was provided for Lihirian students at secondary schools outside of Lihir and direct monetary grants were made to 34 local schools. Full scholarships were also granted to 28 undergraduates to undertake degree and diploma courses at tertiary educational institutions.
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
Two important measures of Lihir’s safety management efforts are the lost time injury frequency rate (LTIFR) and the lost time injury severity rate (LTISR). A “lost time injury” results when an employee or contractor cannot perform 100% of their normal duties for a full shift. Between 1998 and 2005, the company’s annual LTIFR was 0.60, 0.51, 0.53, 0.69, 0.45, 0.45, 0.45 and 0.31 respectively, per 200,000 hours worked. The LTISR had reduced from a peak of 7.91 in December 1999 to 2.63 in December 2005. The quality of recording and investigation of incidents continues to improve and management is confident that issues are being identified and addressed. Lihir believes that this is a positive indicator that the safety awareness programs are working and employees and contractors understand the importance of reporting an incident and/or near miss when they see it. A number of substantial building projects have been in progress during 2004 and 2005 resulting in a large number of new contractors coming onto the site and exposure hours increasing dramatically.
An annual site safety plan, which addresses issues identified through audits, risk assessments and benchmarking against best practice is developed. The management team and the occupational health and safe committee established for this purpose review progress against the plan quarterly. Other initiatives have included the review and improvement of the site’s Job Safety Observation program. The program encourages safety awareness, continued improvement to site training programs, and the development of sixteen occupational health codes of practice. Lihir is committed to motivating employees and contractors in relation to occupational health and safety awareness and to always striving for “No Injuries to Anyone Ever” through a belief that “all work related injuries and illnesses are preventable”‘. The company’s aim is to continually work towards improvement in the areas of risk identification, control and where possible elimination and to continually promote a positive change to the behavior of its workforce and contractors, both in the workplace and at home.
Regrettably, Lihir recorded a double fatality in 2005 as a result of the Kapit landslide. Actual LTI numbers were also above the projected target however, due to increasing man hours worked in 2005, the LTIFR was below that recorded for prior years.
Lihir actual LTI’s by Year:

1998	1999	2000	2001	2002	2003	2004	2005
12	11	11	16	11	12	13	12
LihirSafe, the company’s IT safety system, is currently undergoing an upgrade. A focus for 2006 is to improve upon the existing systems to develop a comprehensive safety management system for Lihir.
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
Attendance at the Lihir Medical Centre during 2005 has been greater than in any previous year with about 60,000 outpatient reviews conducted for the period. The likely reasons for the increased attendance are twofold; firstly, an increase in the number of people living in the mine affected areas principally through immigration and secondly, as a result of the almost total collapse of the public health system throughout the Lihir islands. To combat this trend, a series of initiatives have been implemented including regular clinical visits to public facilities by medical staff, in house capacity building for public aid post workers, assigning resident medical officers from the University of Papua New Guinea to public health facilities and sponsoring Lihirian students in health related studies as a long term sustainability initiative.

Processing Period after 2021
Pursuant to the company’s current mine plan, economic grade material will be stockpiled during the life of the mining operation reaching maximum levels estimated at 106 million tonnes in 2021. This stockpile material is projected to have an average grade of 2.1g/t. After applying recoveries of approximately 85%-87% based on current operating practices, for higher grade ore being processed first, production is forecast to average approximately 300,000 ozs per annum during the post-mining processing period commencing in 2022. The ultimate amount of material stockpiled and processed may vary depending on future cut-off grades policies adopted, error estimation inherent with proven and probable reserves categories, and the overall contained sulphur levels of long term stockpiles.
Under current mine plans, the open pit mining period is forecast to wind down over 2021 and 2022, with 2023 being the first full year post mining and 2042 being the last full year of processing with a small amount being scheduled for 2042. The company’s mine plans may vary in the future, having effects on stockpiled quantities and the mining and processing periods.
As at December 31, 2005, the annual gold production in ounces and the production period following the mining period was estimated as follows:

Symbol	Production Parameter	Unit	Value
A	Estimated Stock Pile Material	tonnes	106,000,000
B	Plant Annual Throughput	tonnes	5,150,000
	(calculation = A/B)	years	20
C	Gold Grade – average	Au g/t	2.15
D	Plant Recovery	%	86.5%
E	Conversion	grams to ounces	31.1035

	Approximate Annual Production	ounces	315,000
	(calculation = B*C*D/E)
During the period of open pit mining, higher grade ore will be fed directly into the processing plant and the lower, economic grade stockpile ore will be either feed as flotation expansion feed stock or be stockpiled for processing during the period after open pit mining ceases. At the current plant throughput limit of 4.35 million tonnes per annum, the 106 million tonnes of stockpile material estimated to exist at the end of the mining period in 2021 is estimated to yield a post mining processing period of over 20 years with cessation of processing operations around 2042.
C. Organizational Structure
Lihir Management Company Limited, a subsidiary of Rio Tinto, managed the company and the Lihir operation pursuant to a management agreement, the terms of which are discussed in detail below. See “Item 10. Additional Information – Material Contracts – Lihir Management”. The management agreement was terminated in October 2005 and the company acquired all of the shares of Lihir Management Company so that it is now a wholly owned subsidiary of the company. This entity was incorporated and is registered in Papua New Guinea.
On November 2005, Lihir Services Australia Pty Ltd was established as a wholly owned subsidiary of the company. This entity provides a range of Australian-based services to the company and employs Australian-based personnel. This entity was incorporated and is registered in Australia.
As a result of a merger effected on February 2, 2000, Niugini Mining Limited is a 100% owned subsidiary of Lihir and holds 161,527,405 Class B shares in Lihir. Niugini Mining Limited is registered in Papua New Guinea. See Major Shareholders and Related Party Transactions-Major Shareholders — Class B shares — Niugini Mining Limited”.

Niugini Mining (Australia) Pty Limited is a 100% owned subsidiary of Niugini Mining Limited and is registered in Australia. Niugini Mining (Australia) Pty Limited is the sole subsidiary of Niugini Mining Limited. Neither company has continuing operations, however contingent liabilities relate to Niugini Mining Limited. See Note 21 to the financial statements and “Financial Information-Consolidated statements and other financial information”.
D. Property, Plant and Equipment
Lihir is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. See “Business Overview – Description of Operations”. The facilities have a replacement value of approximately US$1.5 billion.
Mining Rights
Lihir holds the Special Mining Lease which gives the exclusive right to mine and produce gold from the Luise Caldera area on Lihir Island, including the site of the processing plant on Putput Point. The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated. For a discussion of applicable PNG mining laws and the specific terms and conditions of the Special Mining Lease, Exploration License and Mining Development Contract, see “Item 10. Additional Information – Material Contracts – PNG Mining Laws and Related Agreements with PNG Government”.
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
Lihir Island experiences a high level of rainfall, averaging about 3,750 millimeters per year with a range between 2,800 and 5,400 millimeters experienced during operations to date. It has an annual mean relative humidity of about 80%. The temperature generally varies between 20ºC and 30ºC (68ºF and 86ºF). Lihir Island is north of the area most affected by cyclones. Natural vegetation is mostly rain forest.
Prior to the development of the Lihir operation, Lihir Island was largely undeveloped. Subsistence agriculture was the principal occupation of most Lihirians, supplemented by some cash crops such as copra.
Geology
Lihir Island is made up of five Miocene-Pleistocene volcanic units, of which three are recognizable volcanic craters (including the Luise Caldera) and two are sequences of mafic volcanic rock that pre-date the three volcanoes. The volcano that formed the Luise Caldera was the most recent major volcanic event on the island. It was formed in the Pleistocene age, less than one million years ago. Remnant geothermal activity is present in the Luise Caldera, evidenced by hot springs and fumaroles. Studies of groundwater circulation suggest there is no magma present below the Luise Caldera.
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
Exploration work since 1983 has defined several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Lienetz, Minifie, Coastal, Borefields and Kapit. Of these, the largest is Minifie, which is about 1,000 by 600 meters with mineralization extending from the surface (50 meters above sea level) to 250 meters below sea level. The Lienetz deposit north of Minifie is about 800 by 400 meters, and extends from the surface (140 meters above sea level) to 300 meters below sea level. The smaller Coastal deposit adjoins Lienetz on the northeast, separating it from the sea. The Borefields zone extends to the north-east along the Minifie structure and is an extension of the Minifie mineralization. The Kapit deposit, extending 300 to 400 meters north of Lienetz, is about 450 by 300 meters with mineralization extending from near surface to 250m below sea level. Drilling in 2002 and 2003 extended the limits of Lienetz to the North West, confirmed physical connection between Lienetz and Kapit and extended the current knowledge of the Kapit deposit. By February 2004, the Kapit resource had been sufficiently explored by drilling, geotechnical, geothermal and economic studies to partially convert the resource to reserves.
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
Based on exploration work to date, gold appears to be the only metal of economic significance present within the Luise Caldera. Gold occurs primarily as sub-micron size particles in sulfide minerals. Sulfide content is relatively high, with the average sulfur grade of the reserves being 6.15%. The main sulfide material is pyrite, with the marcasite form present as an accessory mineral. Arsenopyrite is rare. Some, limited free gold is increasingly apparent. Oxidation layers range in thickness from minimal in low lying areas such as Minifie to a maximum of 70 meters over the higher parts of Lienetz and Coastal and Kapit.
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
Reserves Estimates
During 2003 and 2004, an intensive resource definition and extension drilling program was undertaken at Lihir, which partially converted the Kapit ore body into reserves. Potential exists to further extend the company’s reserve on Lihir.
Development of the Kapit deposit will require the construction of a cofferdam in the shallows of Luise Harbour. A substantial geothermal depressurization program will be required prior to mining Kapit. Options are being investigated for early commencement of this program. Economic and technical studies have demonstrated the financial and technical viability of the cofferdam and depressurization programs and the relocation of the current low-grade stockpile lying over this ore. The Kapit ore body development lies within Mining Lease SML6 held by the company. Discussions with the PNG Government have confirmed that, subject to due processes of community approvals, there currently are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the Kapit ore body.
Appropriate reviews and additional studies in the areas of mining, geotechnical, geothermal, groundwater and geological modelling have been carried out to confirm and further develop the assumption base for the project. Site reviews of mining and processing costs have provided for an improved modelling and optimisation base for the latest estimate. After review of market and peer price data the company adopted a long-term gold price assumption of $380/oz.
The ore reserves in the table below are based on the new resource model at a US$380 per ounce gold price assumption (1.45 g Au/t cutoff) adjusted to take account of mining depletion and reconciliation changes to December 31, 2004. The reserves were not updated during 2005 and figures reported do not include any changes during 2005 (including mining depletion, drilling results, assay results, changes to the underlying economic assumptions including gold price, and the expected increase in reserves attributable to the addition of a 3 million tonne per year flotation plant).

	Reserve		Average	Contained
	Category	Tonnes	grade	Ounces
		(In millions)	(g Au/t)	(millions)
Un-mined Ore	Proven	2.2	3.42	0.2
	Probable	147.1	3.69	17.5
Economic Stockpiled Ore*	Proven	38.7	2.66	3.3

Total Reserves		188.0	3.48	21.0

* Economic Stockpiles Ore
	High Grade	0.4	4.31	<0.1
	Medium Grade	2.8	3.47	0.3
	Low Grade	35.5	2.57	2.9

Total Stockpiled	Proven	38.7	2.66	3.3
Reserves have been prepared in accordance with the Australian JORC code (which is equivalent to Industry Guide 7 under the United States Securities Act of 1933) and the following definitions:
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
The term “proven reserves” means reserves for which; (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
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
Reserves quoted are those remaining below the mining surface at December 31, 2004, within a revised pit design. Reserve tonnages were depleted during 2005 by mining activity. This depletion is not reflected.
Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of December 31, 2004.
The reserves reflect an assumed gold price of US$380 per ounce. The number of ounces of contained gold does not indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency. While Lihir believes that US$380 is an appropriate long term gold price to use to estimate its reserves, the company has estimated that, if the assumed long-term gold price was reduced to US$360 per ounce, its proved and probable gold reserves excluding stockpiles would be reduced by 4% to 20.2 million of ounces of un-mined ore. Conversely, a metal price of US$400 per ounce would increase the un-mined component of the reserve by 4% to 21.9 million ounces of contained gold.
The calculation of break even cut off grade of 1.45g/t considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpiled lower grade fraction. The costs used are based on life of mine modelled costs broken into two periods, the ‘mine and process period’, and ‘stockpile processing period’. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. The recoveries used are based on current operating experience that has shown to be a logarithmic average for all material types.
Costs have been split by fixed and variable, to allow a more definitive estimate during the two main periods of ‘mine and process period’, and ‘stockpile processing period’. The components of the cut-off grade plus the incurred mining costs are used in the optimization process to determine the ultimate pit limits and economic ore to be mined. Mining costs will vary and are most dependent on material types, blasting characteristics and haulage distances.
The application of cut-off (COG) grade in the determination of reserves and optimization mine schedules uses pit optimization software, with cut-off grade optimization and blending modules. The process uses a strategy of progressive refinement to develop the optimum pit. The final stage of the process for cut-off policies uses a scheduler. This scheduler is a constraint-based scheduling system that maximizes NPV. It is capable of optimizing the mining schedule (including cut-off grade strategy) within specified constraints.
There are no significant quantities of silver in Lihir’s reserves nor are any significant quantities of silver recovered.
Exploration
The Luise Caldera is the remnant of a volcano which suffered a seaward collapse of its north-eastern slope. It resembles an elliptical crater which has a generally flat central area surrounded by steep walls. The crater is breached on the seaward side, so the steep walls do not entirely surround the central area. The sudden collapse of the original volcano created conditions favourable for the deposition of gold mineralization in the central portions of the remaining caldera. Within the Luise Caldera lie all the reported gold reserves on Lihir Island. Any area within this central portion which has not yet been systematically drilled remains prospective for the discovery of additional gold mineralization. Below is a summary of recent exploration activities completed within the Luise Caldera. The graphic following that summary shows the land leases (shaded in colours of green and yellow) available to Lihir Gold for exploration activity.
The last significant exploration-drilling program, involving the Kapit deposit, was finalised during 2003, with results confirming and extending the magnitude of the ore body. In total, 52 diamond drill holes for 21,809 metres were completed. Further drilling was undertaken in the area between Kapit and Lienetz, following the discovery of mineralization linking the two ore bodies. The 17 holes for 5,542 metres drilled in the Kapit link zone reinforced the continuity of the ore system in this area. While the grades are relatively low in the shallower areas of the southern end, (thereby limiting the viability of mining the Lienetz and Kapit ore bodies with one pit), mineralization strengthens towards the Kapit zone with grade improvement towards four grams of gold per tonne. By December 31, 2003, the limits of the Kapit ore body to the west and south had been defined, while the mineralization remained open to the north and to the east under Luise Harbour. Exploration teams were active with programs to define the western limits of Lienetz, Kapit and Minifie. Drilling results, while encountering minor vein-style mineralization, have confirmed economic closure of the Lienetz, Minifie, and Kapit ore bodies to the west.
This exploration within the Luise Caldera identified a number of remaining targets which require follow up drilling. The Kapit ore body remains open to the north and east, and the Lienetz and Coastal ore bodies remain open along their currently defined seaward limits.

Some preliminary stage exploration was undertaken at Ilkot Creek, in the company’s Lease for Mining Purposes near the Londolovit townsite during 2004 and 2005. This investigation did not suggest viable targets for future work and has been discontinued.
The drilling program for 2005, reduced from previous years’ programs, looked at appropriate infill and geotechnical work in the Minifie, Lienetz, and Kapit areas, with an increasing emphasis on improved ore definition and design criteria for mine scheduling purposes. Expenditure for 2005, 2004, and 2003 was US$6.2 million, US$5.3 million and US$10.5 million, respectively. Drilling is scheduled for 2006 under the South Kapit stockpile, in an effort to increase the available resources and in the north Kapit area in an attempt to convert inferred resources currently on the margins of the mine design, into indicated resources.
Early stage exploration is also continuing over other parts of Lihir Island. The Luise Caldera is one of five distinct volcanic remnants which together form Lihir Island. A number of these volcanic remnants display geological similarities to the Luise Caldera, and are therefore considered prospective for gold mineralization.
Exploration programs are planned to fully explore the potential of the remainder of the Island, through a phased program of outcrop mapping, stream sediment and outcrop sampling, soil sampling, and drilling (assuming sufficient encouragement is gained from each phase to justify follow-up investigation). Subject to negotiations for land access, it is anticipated that the whole island will have been mapped and surface sampled within the next five years. Follow up exploration will be dependent upon the results collected from this work. Expenditure for this work is planned to be US$0.2 million per annum over the next 5 years.
Exploration activities are expected to be funded from internal cash flows.
All exploration work in 2005 was completed under the supervision of Mr. Roy Kidd, the Chief Geologist for Lihir. Mr. Kidd is a member of the Australian Institute of Geoscientists, and has over 20 years’ experience in gold exploration and mining in the Asia-Pacific region and Latin America.
Lihir Gold Limited has protocols in place to monitor Quality Assurance/Quality Control (QA/QC) of all exploration samples collected. Standard Operating Procedures have been developed for every sampling stage. All samples sourced from outside the Luise Caldera are collected under the supervision of qualified staff, and are packaged and dispatched to an independent assay laboratory in Australia for analysis.
All diamond drill core is sampled over 2 meter intervals by cutting and collecting half core. The remaining half core is stored at Lihir on-site core shed facility. All drill core is assayed at Lihir’s on-site laboratory. Samples collected from holes drilled outside the Luise Caldera are additionally dispatched to an independent assay laboratory in Australia for analysis. This takes place after the samples have been dried and crushed, and a portion collected for assaying at the on-site laboratory. Lihir’s drill hole sampling and QA/QC program is additionally regularly reviewed and reported upon, by an external, independent, sampling specialist.
The assay laboratory is currently undergoing a process to become internationally accredited. This process requires assessment to ISO17025:1999, general requirements for the competence of calibration and testing laboratories. The assessment is carried out by auditors from PNGLAS, Papua New Guinea Laboratory Accreditation Scheme and NATA, National Association of Testing Authorities, Australia. Registration as an accredited laboratory is expected during 2006.
The assay laboratory also has QA/QC protocols in place from sample preparation, including sizing and duplicates, through to final determinations with blanks, replicates and certified reference standards which are also Lihir matrix-matched. The laboratory is equipped with a computerised Laboratory Information Management System (LIMS). All balances and analysers are connected to this LIMS provide integrity in capturing data, auditing capability and a real-time statistical process control system. The geology QA/QC protocol coupled with the assay laboratory’s own QA/QC protocols provide a double hurdle to ensure consistent quality data is generated and evaluated. The laboratory is audited by external auditors yearly and with registration it will be also be externally audited bi-annually by PNGLAS to maintain accreditation registration.

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
The EMMP (2004-2007) was reviewed by the Company and the Government to ensure the ongoing efficacy of the environmental management programs and was subsequently endorsed by the Government. The company was actively engaged with the PNG Government in its development of the new Environment Act for Papua New Guinea. The Environment Act was passed by Parliament in December 2000 and combines all previous environmental legislation into one Act. It came into operation on January 1, 2004.
Lihir has completed a number of process plant improvements since the commencement of operations, and further optimization of the mine development is planned, including Kapit Pit, addition of a flotation circuit to further improve the economics of the project, improvements in mine water/sediment/ARD management (MWSAMP) and the use of geothermal steam for power generation. As a result of these capital improvement programs the processing throughput has increased to 4.3 Mtpa compared with the original design capacity of 2.8 Mtpa.
The flotation circuit, when fully commissioned is expected to increase the ore-processing throughput from 4.3 Mtpa to 6.7 Mtpa. A feasibility study was submitted to the State in March 2005 and it was determined that the expansion was accommodated under the existing project approvals including compliance with the Water Use Permit (WUP 29/990) for discharging tailings via Deep Sea Tailings Placement (DSTP) that will result in the expected discharge of 16,500 m3/hr compared to the permitted allowance of 20,833 m3/hr.
The Production Improvement Program (PIP) Environmental Impact Statement (EIS) prepared and submitted in 2005 represents Lihir’s commitment to improve the returns to all shareholders including the State and the Lihirian community in line with the State’s desire to maximize the exploitation of the Lihir resource, as enshrined within the Mining Development Contract (MDC). The company recognizes that in environmental and social stewardship is an integral factor in the ongoing success of the project.
The EIS has been prepared and submitted for the purpose of bringing all existing environmental permits issued under the PNG Environmental Planning Act 1978 (now repealed), Environmental Contaminants Act 1978 (repealed) and Water Resources Act 1982 (repealed), within a single permit in accordance with the PNG Environment Act (2000).
Lihir has independent environmental consultants report on its environmental compliance. In addition, the Government carries out their own independent monitoring for elements contained in the EMMP to confirm the company’s results, and, the company complies with its own stringent corporate reporting requirements, initially imposed by Rio Tinto through the management agreement, and maintained internally under independent management.
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
Environmental Plan
Extensive environmental baseline studies of the Lihir Islands were carried out during exploration with the involvement of the Lihirian community. These baseline studies were followed by an environmental impact assessment of the Lihir operation, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbor. Each of these impacts are summarized below; however, in summary, ongoing environmental monitoring performed by the company (involving the community), and independently by the PNG Government and independent consultant reveals that impacts to date are less than that anticipated in the project’s environmental plan (EP) as factored into the approval by the PNG Government for the project to proceed.
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
The 2006-2007 research program defines a set of integrated projects with a primary objective to define marine impacts associated with Lihir’s operations. They relate to:
1.	Distribution of bioactive mine-derived contaminants, including secondary precipitates/flocs (particularly as speciation (e.g. arsenobetane)) formed on neutralization of mine tailings with seawater (CSIRO Centre for Advanced Analytical Chemistry & company – sponsored post graduate student;

2.	Assessment of bentho/pelagic coupling mechanisms within the severe impacted zone, examining both vertical (near-slope) feeding communities, and near and far-shore pelagic communities (<500m) exposed to sub-surface plumes (CSIRO Marine Research and CSIRO Centre for Environmental Contaminants Research);

3.	Further definition of the tailings footprint using remote sensing (acoustic seabed classification) techniques, combined with calibration and gap (sediment) sampling (Ian Hargreaves and Associates);

4.	Deep water physical marine investigations including additional water column current velocity monitoring and sub-surface plume definition (Ian Hargreaves and Associates); and

5.	Inshore monitoring/modeling of interactions between shallow marine communities and anthropogenic sources (mine and non-mine related), incorporating food web, human health and socio-economic data (CSIRO Marine Research)
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
Land and Habitat Impacts

The major land and habitat impacts associated with the Lihir operation are the alteration of land use in and around the mine and plant site areas from natural environment to mining lands, and the loss of habitat types important to local inhabitants. A compensation package, forming part of the Integrated Benefits Package (see “Business Overview — Community Affairs”) was negotiated and accepted by the company, the PNG Government, and landowners, addresses these environmental impacts, including the loss of megapode nesting habitat and economically valuable vegetation, diversion and alteration of stream habitat, and impacts by sedimentation on the water quality of the shallow and deep water marine environment around Luise Harbour, among other land use issues.
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
Waste Rock and Marine Impacts
Given the potential for acid generation from certain waste rock types, permanent submarine disposal of waste rock was determined and agreed to be the preferred method for long-term prevention of sulfide oxidation and subsequent acid generation from geological waste. In addition, the lack of available land for terrestrial disposal also supports the marine placement of waste rock and tailings. The major impacts of the deep-water waste rock and tailings disposal are increased turbidity in the water column within and beyond Luise Harbor, (which declines along the north and south coast), and smothering of deep seafloor dwelling organisms.
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
The major impacts associated with ocean disposal of mine waste continue to be aesthetic, involving surface sediment plumes resulting from barge disposal of waste rock and storm water run-off from roads and mining areas. In 2002 the company voluntarily commenced a program to further improve its management of water, sediment and acid leachate from stockpile drainage entering the ocean. This continuing program is being implemented by Klohn Crippen Consultants Ltd on behalf of the company with the aim of, among other objectives, reducing the visual impacts of sediment in the ocean surrounding the mine.
The most recent work, undertaken in 2005, was the decommissioning of the phase 5 drain and the construction of the new phase 7 drain. Sediment control structures, including drop structures and the sediment pond are planned to be cleaned out under a routine maintenance program scheduled in 2006.
Stockpile Drainage
The EP suggested that drainage from the economic grade ore stockpiles may cause acidic runoff, and elevated levels of dissolved metals, including iron, copper, arsenic, zinc, aluminum, manganese, cadmium, lead and, possibly, mercury and chromium. The company has installed some stockpile covers to reduce the generation of stockpile leachate. The concentration of these metals in the marine environment at Lihir’s compliance monitoring locations, remain within the limits imposed by the PNG government for the protection of marine ecosystems, and there is no evidence, as supported by the CSIRO Division of Marine Science study, that discharge of stockpile leachate has had a deleterious impact on fisheries communities adjacent to the mine.
The discharge of acidic run-off water from other areas is mitigated prior to entering the ocean, by dilution with large amounts of water from the pit dewatering bore field, which has a high alkalinity and therefore buffers acid leachate run-off. As part of the mine water, sediment and acid rock drainage management plan being conducted by Klohn Crippen referred to above, the company is currently undertaking engineering works to further improve the management of acid water from the stockpiles.
Tailings Disposal
The reliance of the Lihirian communities on coastal lands means that a land-based tailings storage facility would have had to be situated in the interior mountainous area of the island. Given the seismic conditions, the rugged topography, high rainfall and potential for acid generation, the cost and risks to the environment and people of constructing a stable land storage facility there for tailings were considered prohibitive. In addition, due to the net rainfall surplus, storage of tailings on Lihir Island was not likely to be possible without long term treatment of the effluent run-off water from the land storage facility, the residues from which could also require land-based storage. The company and the PNG Government concluded that submarine disposal of tailings was the safest disposal option for the Lihir operation.
Tailings are discharged under water at a depth of 128 meters through a 1.2 metre diameter steel-cased high density polyethylene (HDPE) pipeline. The discharge depth was chosen following extensive field-work on the structure and currents of the ocean in the vicinity of the outfall. This led to the development of a predictive model of tailing behavior once discharged. The discharge point at 128 m is below the mix layer depth, the euphotic (biologically active) zone and where the density of the receiving ocean water precludes the tailings floating back into the surface water. The tailing is a combined stream of approximately 5% solids and a mixture of fresh and salt process water and saltwater used in the cooling of the power and oxygen plants. The water quality around the area of the outfall is monitored on a regular basis, to ensure that concentrations of metals and cyanide species are not above PNG water quality criteria for protection of marine ecosystems. Monitoring data to date show that, at all times, water quality at marine compliance locations have been better than the prescribed standards.
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
In addition, the company (in consultation with the PNG Government, CSIRO Center for Advanced Analytical Chemistry, Klohn Crippen Consultants Ltd, Ocean Sciences Institute and Underwater Video Systems) has carried out extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. These studies have shown that the tailings travel down the steep submarine slope, after discharge from the end of the pipe, as a consolidated turbidity current, and settle out on the ocean floor. Eddies caused by the velocity of the turbidity current result in lift-off of small quantities of the tailings resulting in sub-surface plumes which are subsequently dispersed by deep sea currents. The company has installed acoustic profilers to track these sub-sea currents and conducts water quality measurements as part of the overall marine monitoring program.
Submarine disposal of tailings is only appropriate under certain geographical and physical conditions, including suitable ocean currents, absence of upwelling, steep slopes and deep surrounding ocean, all of which occur at Lihir. International concern regarding marine tailings disposal is based on the perception that it could lead to major metal contamination. Bottom-dwelling marine organisms colonizing stabilized waste rock or tailings deposits may be exposed to elevated metals concentrations in the sediments. Tissue metal enrichment may then occur and may be transferred to predatory fish. As discussed previously, a comprehensive 3-year study undertaken by CSIRO Division of Marine Science, concluded that there is no evidence of metal enrichment in fish species around Lihir as a result of the mine. Further research on other marine organisms, including deep seafloor dwelling organisms and plankton species, described previously, is currently underway.
Rehabilitation and Decommissioning
The approval of the environmental plan required the company to undertake rehabilitation on a progressive basis. As with all environmental monitoring reporting requirements, rehabilitation activities are reported to the PNG Government on a regular basis.
The company has prepared a conceptual mine closure plan, or CMCP, which details the company’s options with respect to mine closure, as well as assigning costs associated with those various closure options. These costs are being accrued (charged to operating costs) during the operation of the project, to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining and processing. The various closure options identified in the CMCP were reviewed during 2004 and early 2005 to address such issues as the final void of the pit, and the effect of mining the Kapit ore body, which was converted to reserve in February 2004. The major areas to be dealt with by rehabilitation efforts at closure, are the open pit area, and low-grade ore platforms, which may be acid-generating. Closure costs were estimated at approximately US$33 million (after adjusting the amount of US$27 million previously stated in the 2003 results) and are based on the 2004 CMCP. This amount is discounted at the company’s cost of capital to give rise to a liability of US$9.2 million, as is currently reflected in the company’s balance sheet. As currently constituted, the company believes that the sum of US$9.2 million, invested today at a rate of return equivalent to Lihir’s cost of capital, would ensure the company had sufficient funds to meet the rehabilitation needs associated with the CMCP.
The annual review of the mine closure plan indicated little change in the accounting provision going forward. The next review of the CMCP is due in 2008.
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
The results of the seismic hazard study were used to develop earthquake design criteria for structural design, and earth pressures for retaining wall design, liquefaction assessments, dynamic slope stability, and assessment of tsunami threat and extreme ocean water levels. These earthquake design criteria were adopted for design purposes throughout the Lihir operation. The further review in 2000 substantially confirmed the suitability of the original criteria, and has been adopted as the basis of all ongoing structural design at Lihir.
Significant regional seismic activity was measured in early September 2005 and may have accelerated the movement of material, ultimately resulting in the October 9 landslide. See “Item 3. Key Information – D. Risk Factors – Lihir’s operations may be adversely affected by difficult geological conditions”.
Insurance
Lihir has a comprehensive insurance program providing coverage for property damage & business interruption (property loss or damage, business interruption and construction risks), combined liability (public, products and errors & omissions), directors & officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees) and money (theft by people other than employees). Deductibles apply to any claim. Major property damage and business interruption risks are assessed annually.
Recent years have seen an increase in premiums as a result of insurance market conditions worldwide.
Workers’ compensation and medical insurance for employees are separately provided for under PNG policies.
While the company has obtained the required political risk insurance in favor of its lenders, covering the full extent of borrowings under the syndicated facility agreement, the company does not receive any benefit from this insurance. Under the policy, any payment will become subrogated to the rights of the banks against the company in respect of that payment. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the company. See “Item 10. Additional Information — Material Contracts — Financing Agreements”.
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
Project security encompasses the plant, mine site, commercial area, housing estate, camps, hospital, airport and associated infrastructure. These services are provided by a local security company with security personnel managed and supported company personnel.
A police station and cell block were completed and handed over to the Royal PNG Constabulary in late 1997. The company also provides government housing and other support to the Lihir police contingent. External police support can be mobilized from Kavieng or Rabaul if required. Flight distances from both of these centers are less than one hour.
Item 4A. Unresolved Staff Comments
The SEC has advised Lihir that it has reviewed the company's Form 20-F for the fiscal year ended December 31, 2004 (the "2004 Form 20-F"). Based on its review of this document, the SEC provided the company with comments and questions. The main line of questions has been concerning the company's accounting treatment of stripping costs following the EITF 04-06 guidance issued in March 2005 which is applicable to the company's US GAAP reconciliation from 1 January 2006. The unresolved staff comments are:
•	the company’s accounting for deferred stripping costs and the application of the company's deferred stripping ratio on a life-of-mine basis as opposed to a phase basis;

•	the company’s application of a stripping ratio to pre-production stripping and waste removal costs and why it is more appropriate to attribute pre-production costs using a stripping ratio as opposed to depleting such costs using the units of production method consist with the staffs view that these costs are mine development costs rather than production costs; and

•	What changes have there been to the company's mining process to support the change from the phased based stripping ratio calculations.
Discussions regarding the 2004 Form 20-F are ongoing and could result in modifications to that document or this Form 20-F. The company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Introduction
This section provides an analysis of Lihir’s business and compares its fiscal year 2005 financial results with those of the previous two fiscal years. It should be read in conjunction with the audited consolidated financial statements and related notes at Item 18 of this report.
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
Impairment of assets
Impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Value in use for individual assets is calculated by discounting future cash flows using a risk adjusted pre-tax discount rate. Under IAS 36 “Impairments of Assets”, impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows of the company’s cash generating unit using a risk adjusted pre-tax discount rate. The cash-generating unit comprises mine properties and deferred mining costs.
In 2004, as a result of an increase in the long-term gold price assumption to US$380 per ounce, the company determined that the recoverable amount exceeded the carrying value of its assets and a full reversal of prior year impairment charges was booked. The calculation of the net realizable value also allows for the processing of the company’s economic grade stockpiles.
In the previous five years the following assumptions have been used in determining ‘value in use’ of the company’s cash generating unit, giving rise to the following impairment (charges) / reversals.

	2005	2004	2003	2002	2001
Long term gold price — US$ / oz	425	380	340	305	280
Discount Rate	7%	7%	7%	7%	6%

Impairment (charge) / reversal
- IAS GAAP US$ millions	0	205.7	31.1	37.9	0
- US GAAP US$ millions	0	0	0	0	0
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
Restoration, rehabilitation and environmental expenditure
In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of disturbance incurred up to balance date. The amount of any provision recognized is the full amount that has been estimated based on expected future costs to be required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.2% (2004: 6.5%, 2003: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. The expected future cost of this is US$37 million with most expenditure scheduled for expenditure after mine closure in 2021 and plant closure in approximately 2042. This amount excludes the independent third party’s estimated reserve of US$7 million for decommissioning the power plants, the removal of some mine buildings and the removal of some town facilities. It is anticipated such assets will have substantial future value for the Lihirian community after mine and plant closure.
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
In years prior to 2004, a full provision of US$65 million was made against non-current ore stockpiles on the basis that cost exceeded net realizable value. In accordance with IAS 2, that previous write-down had been fully reversed in 2004 to reflect the cost of these ore stockpiles, which is the amount that is expected to be realized from the future processing of that ore. At December 31, 2005 this amount exceeds the cost of US$115.5 million.

•	Deferred tax position (IAS 12 “Income Taxes”)
Income tax
Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.
•	Derivative financial instruments (IAS 39 “Financial Instruments: Recognition and Measurement”)
Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into for the sale of gold, Lihir designates the contract as a hedge against specific future production. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged.
Changes in the fair value of derivatives that are designated against future gold production and are therefore deemed effective, qualify as cash flow hedges and are recognized in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods in which the designated gold sales are recognized in the income statement.
Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted production is ultimately recognized in the income statement. However, if the committed or forecasted production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement.
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
•	Deferred mining costs (IAS 16 “Property, Plant and Equipment”)
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

Until 2004, deferred mining costs in relation to the Minifie pit were determined on a phase basis consistent with the characteristics of that pit. From January 1, 2004, the company changed the basis to deferring mining costs on a pit basis, principally to more accurately reflect the costs of assessing future ore reserves from the Lienetz pit, which is the new pit relating to current mining operations. The impact of this change to the company’s results at December 31, 2004 was an US$1.6 million increase in deferred mining costs.
Actual strip ratio will often vary to the average strip ratio used for a number of reasons including:
•	short term changes in the mine plan and scheduling within the period;

•	changes in the reserves and strip ratio with a change in cut off grade policy; and

•	changes in pit wall design and operating strategies.
In relation to the Minifie pit, the average strip ratios used compared to actual ratios were 2.6 vs. 0.6 (2005) 2.6 vs. 0.4 (2004), and 3.5 vs. 0.9 (2003). In each of these years, the actual ratios for the pit were lower than the average ratios used, reflecting the substantially reduced amount of waste being extracted from the pit relative to the ore mined, as mining of this pit neared completion with only remnant mining of ore throughout 2005. As a result deferred stripping costs of $3.2 million, $10.7 million and $17.7 million (included deferred mining costs opening balances) were expensed to the income statement in 2005, 2004 and 2003, respectively. The balance of deferred stripping costs were nil, nil, and $2.8 million as at 2005, 2004 and 2003, respectively.
In relation to the Lienetz pit, the average strip ratios used compared to actual ratios were 2.9 vs. 4.2 (2005), 4.8 vs. 11.9 (2004) and 5.4 vs. 189.4 (2003). The actual ratio in 2005 has reduced considerably compared to the ratio in 2004 and 2003. In prior periods extensive pre-stripping was required. In 2005, there was a reduced amount of waste relative to ore, as isolated pockets of gold bearing ore were encountered. As a result deferred stripping costs of $55.3 million, $28.1 million and nil (included deferred mining costs opening balances) were expensed to the income statement in 2005, 2004 and 2003, respectively. The balance of deferred stripping costs were $92.0 million, $66.9 million and $26.3 million as at 2005, 2004 and 2003, respectively.
Overview
The following sections provide an overview of Lihir’s results, financial results of operations, impairment provisions, foreign currency fluctuations and the impact of recently issued accounting standards. For discussion on Lihir’s reserves see “Item 4. Information on the Company – Property, Plant and Equipment – Reserves Estimates”.
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
Lihir made a profit from ordinary activities after tax of US$9.8 million (2004: US$329.2 million, 2003: US$34.8 million).

Amounts calculated in accordance with IFRS	US$ millions
	2005	2004	2003
Sales Revenue	238.8	238.7	208.4
Gold lease rate fees	5.0	4.6	2.6
Fair value gains	(5.4)	8.6	12.1
Realisation of deferred hedging costs	(13.5)	(17.2)	(8.6)
Total revenue	224.9	234.7	214.5

Gross cash costs	222.2	213.8	175.8
Deferred waste and inventory movements – cash	(34.3)	(34.1)	(9.4)
Economic grade stockpile current year – cash	(22.4)	(18.1)	—
Total cash costs	165.5	161.6	166.4

Depreciation and amortization	35.8	32.9	28.6
Deferred waste and inventory movements – non cash	(4.7)	(7.3)	(9.0)
Economic grade stockpile current year – cash	(2.9)	(7.1)	—
Other corporate costs	7.1	6.9	12.1
Exploration	6.0	5.3	10.2
Net interest	2.4	(1.4)	2.5
Total costs before impairment adjustments	209.2	190.9	210.8

Profit before impairment adjustments	15.7	43.8	3.7

Asset impairment reversal	—	205.7	31.1
Economic grade stockpile impairment reversal	—	65.0	—
Income tax benefit/(charge) recognized	(5.9)	14.7	—

Net earnings	9.8	329.2	34.8

Financial Results of Operations
Sales
Lihir’s revenues are determined primarily by the amount of gold it produces and the prices it is able to realize upon sales of gold. The company’s realized gold prices are determined primarily by the market price for gold and the terms of any hedging transactions into which it enters.

		2005	2004	2003
	Ounces
Gold sales	000	592	610	579

Gold sales at spot		446	403	364
Hedging gains / (losses) – cash		(43)	(11)	(4)
Gold lease rate fees		8	7	4
Deferred hedging gains / (losses) – non cash		(22)	(29)	(14)
Average gold price realized (excl. fair value gains and losses)	US$/oz	389	370	350

		2005	2004	2003
Fair value gains and losses		(9)	15	20
Average gold price realized (excl. fair value gains and losses)	US$/oz	380	385	370

Average gold price realized (excl. fair value gains and losses)	US$/oz	389	370	350

Average spot price	US$/oz	445	409	364

Premium/(discount) to spot price	%	(13)	(10)	(4)
Gold Prices — There are many producers of gold worldwide and gold bullion can be readily sold in numerous markets throughout the world. It is not difficult to ascertain a market price for gold at any particular time. The company’s revenues are significantly influenced by the world market price for gold.
Historically, gold prices have fluctuated widely. In 2005, the company’s realized price excluding fair value gains and losses per ounce was US$389 per ounce (2004: US$370; 2003: US$350). Gold prices are affected by numerous industry and macro-economic factors beyond the company’s control, including sales by central banks, the worldwide forces of supply and demand, inflation, currency and interest rates, political and economic conditions. Gold prices are also affected by worldwide gold production levels. See “Item 3. Key Information — Risk Factors”.
The gold price declined after 1997 and until 2002, reportedly for reasons including declining inflation in many countries worldwide. In 2003 the gold price rose above US$400 (“London P.M. Fix”) per ounce, reaching US$416 at the end of 2003 and by December 2004 had reached US$454 before settling at US$438 by the end of 2004. In early 2005 the gold price declined to levels below US$415 before once again resuming its steady uptrend to reach US$536.50 on December 12, 2005 before settling at US$517.38 on December 31, 2005. This has been attributed to various factors, including increased demand especially from China and India, falling production from larger mines, ongoing tensions in the Middle East, global economic uncertainty and a continuing relatively weak US$. In early 2006 the gold price rose to a price of US$572 before trading in a range of between US$535 on February 2, 2006 before retreating again to settle at US$556.75 on March 24, 2006. During May 2006, the price rose to a new 2006 high of $725 before reducing to a close on May 31, 2006 of $653.
Hedging — The company seeks to mitigate gold price risk, in part, through hedging strategies. The policy of the company is to seek where appropriate to protect operating, sustaining capital and debt servicing costs through hedging activities. This may include periodic purchase of put options, spot deferred sales, and forward sales covering a portion of future gold production at a fixed price. The company regularly evaluates the portion of its production that is hedged. The company does not engage in speculative activity and does not trade its hedged positions.
The average realized price after excluding fair value gains and losses in 2005 represents a discount of 13% to the average spot price for the year (2004: discount of 10%; 2003 discount of 4%). This discount effectively reduced pre-tax profit by US$34 million for the year (2004: decrease of US$24 million; 2003: decrease of US$8 million).
Following the adoption of IAS39 in 2001, gains and losses arising from the early closure of hedge transactions prior to 2001 were transferred to equity, to be recycled into income when the underlying transactions, against which the hedges were initially designated, took place.
The net amount of gains/losses, arising from the early closure and re-designation of hedge transactions, retained in equity at December 31, 2005 was a gain of US$8.7 million (2004: gain of US$14.4 million; 2003: loss of US$2.9 million), following the recycling of losses totaling US$13.5 million (2004: losses of US$17.2 million, 2003: losses of US$8.6 million).

Based on a hedge book valuation of minus US$263.2 million as at December 31 2005, a further US$313.3 million of losses remain in equity to be recycled into income when the underlying transactions, against which the hedges that are designated, take place. The profile of hedging gains/(losses), as at December 31, 2005, are detailed in the schedule below:

	Deferred	Residual Other	Total OCI
	hedging Costs	Comprehensive	recycled to
	/ (Gains)	Income	income
Year	US$ millions	US$ millions	US$ millions
2006	(2.1)	60.1	58.0
2007	(2.2)	69.9	67.7
2008	(2.8)	58.1	55.3
2009	(1.5)	59.5	58.0
2010	(0.1)	39.3	39.2
2011	—	21.6	21.6
2012	—	2.2	2.2
2013	—	2.6	2.6

Total	(8.7)	313.3	304.6

As part of the hedge book restructure in September 2005, the company negotiated the smoothing of the profile of future gold deliveries. This was achieved by investing US$62 million in canceling substantial out of the money hedges, extending maturity dates and increasing strike prices for a major portion of the book. Following the completion of the restructure, the hedge book was reduced from 1.7 million ounces to 1.2 million ounces plus the gold loan of 480,000 ounces. This will provide the company with greater exposure to the spot price of gold. The revised hedge book profile is reflected in the tabulation at Note 24 to the financial statements. The maximum level of hedging stipulated in the new syndicated facility agreement is 10% of proven and probable reserves. See Item 11 – “Quantitative and Qualitative Disclosure about Market Risk” and Note 24 to the Financial Statements for more details.
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
The negative valuation of the company’s hedge book represents a significant opportunity loss to the current spot price of gold. While the company endeavors to manage its hedge book in a way which minimizes adverse sales variances, large out of the money positions make it more difficult to retain flexibility with hedging counter parties, and there is a risk therefore that the company will be forced to deliver into contracts as they fall due, rather than deferring them to when the hedged price is greater than the spot price or closer to it. The company is committed to meeting all scheduled hedge deliveries which, if delivered as intended, will see the total hedge book being reduced to less than 1 million ounces (including the gold loan) by the end of 2008.
In establishing the forward price of hedging contracts, the company has, on certain occasions, elected to retain an exposure to gold lease rates. This strategy had added value to the hedge book in the years immediately prior to 2005 years by not only providing for higher forward prices, but also creating value on the lease rate swaps as the lease rate curve has fallen to historically low levels. In 2005, as the lease rate curve rose marginally form the historically low 2004 levels, the total movement in market value of the lease rate swaps, as independently valued was a loss of US$0.4 million (2004: gain of US$13.2 million; 2003: gain of US$14.7 million). The company has recognized this movement in market value in the income statement on the basis that it does not satisfy the criteria for hedge accounting under the relevant international accounting standards (IAS 39 or FAS 133). Notwithstanding the company’s active management of this lease rate exposure, further increases in this curve could have a substantial impact on the mark to market of lease rate swaps and therefore adversely affect the company’s earnings.
Production and Operating Costs
The following table shows gold production, average annual cash production and cash operating costs from 2003 to 2005.

	2005	2004	2003
Ore Processed (Tonnes 000’s)	3,482	4,091	3,926
Gold Produced (Ounces)	595,966	599,386	550,772
Grade (g Au/t)	5.98	5.11	4.95

Operating Expenses (US$000’s)
Mining expenses	95,304	89,687	68,017
Exploration expenses	6,198	5,306	10,506
Processing costs	41,654	41,524	35,326
Power generation costs	27,413	29,237	26,473
General and administrative costs	57,884	53,102	45,444
Refining, royalty and management fees	6,813	7,144	8,322
Deferred mining costs	(25,048)	(37,865)	(7,163)
Costs deferred and transferred to inventories	(39,208)	(28,781)	(24,378)

	171,010	159,354	162,547

Refining	751	780	670
Royalties	4,862	4,864	4,204
Management Fee	1,200	1,500	3,448

Refining, royalty and management fees	6,813	7,144	8,322

Production Costs
(US$ per tonne of ore processed)	2005	2004	2003
Mining	27.4	21.9	17.3
Exploration	1.8	1.3	2.7
Processing	12.0	10.2	9.0
Power generation	7.9	7.1	6.7
General and Administrative	16.6	13.0	11.6

Total	65.7	53.5	47.3

The 2005 plan for gold production was 701,000 ounces from the processing of 4.3 Mt of ore at 5.6 g/t Au feed grade. Third quarter 2005 production of 193,030 ounces was a record for a quarter. December gold production of 93,769 ounces was also a record month. December quarterly production at 171,696 ounces was the sixth best quarter despite the plant being down for the majority of October 2005. Due to the Kapit landslide, 2005 production was curtailed to a total of 595,966 ounces.
The main contributing factors to the lower than planned gold production in 2005 were:
•	February / March multiple power supply interruptions, largely due to higher than normal asphaltine levels in the Heavy Fuel Oil (HFO) resulting in fuel flow blockages in the diesel generators,

•	The ingress of oil into the autoclave oxygen supply system via leaking steam heaters in the HFO tanks resulted in a 12 day delay in bringing autoclave 1 back online after the March Total Plant Shutdown (TPS),

•	The Kapit earth movement initially resulted in multiple short duration repairs to the leaking main water supply line, culminating in the final slip which resulted in approximately one months lost production (refer “Item 3 – Key Information; D – Risk Factors”),

•	The overall lower autoclave availability due to a number of valve, flushing water line, seal water line and towards the end of the year, Geho pump component failures.

•	The milling circuit experienced difficulties in treating sandy ore in the latter months of the year resulting in ingress of rocks into the autoclave circuit, with the consequential impact of reducing autoclave throughputs.
The second grinding thickener was installed and commissioned before the March 2005 TPS, and has subsequently operated well. Improved thickening performance allowed the removal of the old grinding thickener from operation with a view to converting this to a third counter-current decantation (CCD) thickener in 2006 to significantly reduce lime consumption.
The 30 MW Geothermal Power station was commissioned by July 2005 and its reliability has increased significantly following several minor modifications and repairs to damage to turbines caused during commissioning.
2005 has been a difficult year for mining with poor equipment availabilities for shovels, trucks, drills and support equipment, exacerbated by delays in recruitment of key operational and maintenance staff due to the tight employment market, parts and component shortages and facility constraints, rainfall about 30% above the long term average, barge delivery and refurbishment delays, drill refurbishment delays, dredge failure, and high water levels restricting access to sheeting required for benches and roads, soft conditions and slips in Lienetz, hot water, geysering, and geothermal active conditions, geothermal outbursts and the tragic Kapit landslide, all constrained mining production.
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
Mining Expenses — Mining expenses were US$95 million in 2005 (2004: US$90 million; 2003: US$68 million). Costs for 2005 were higher than 2004 as a result of increased maintenance and a larger mining fleet, and higher fuel prices. The major elements of total mining costs during the open pit mining phase are hauling, loading, blasting and dewatering. These elements combined account for an average of approximately 60% of total direct mining costs throughout the reporting periods. Costs in 2004 were higher than 2003 as a result of increased maintenance and a larger mining fleet, higher fuel prices and unfavorable exchange rate movements with both the Australian and PNG currencies strengthening against the US dollar.
Mining expenses were allocated between the direct process ore and stockpile ore on the basis of the amount of contained gold with only the costs attributable to direct process ore expensed. Mining costs attributable to the stockpiled ore will be expensed when the ore is processed and sold during the stockpile processing period after open pit mining ceases. In accordance with international accounting standard IAS 2, inventory is valued at the lower of cost and net realizable value. As at December 31, 2005 the company believes the processing of these stockpiles will have a future economic benefit to the company and accordingly values these stockpiles at the lower of cost and net realizable value. Net realizable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale. In the years prior to 2004, a full provision of US$65 million was made against non-current stockpiles on the basis that cost exceeded net realizable value. In accordance with IAS 2, at December 31, 2004, that previous write-down was fully reversed to reflect the cost of these stockpiles, which is the amount expected to be realized from future processing of that ore.
Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. During the production stage the actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the production stage of each pit, and not over the entire life of the mine. The decrease in deferred waste during 2005 reflected the higher than normal rainfall combined with lower equipment availability and supply chain issues. Production was also affected by the Kapit landslide, which caused road access from the township to be cut, requiring staff to be transported by boat, impacting on shift changes. In addition, some ancillary mining equipment had to be diverted for landslide rectification work.
Processing Costs — Processing costs were US$42 million in 2005 (2004: US$42 million; 2003: US$35 million) with reduced throughput of around 17% being offset by variable costs (representing approximately 40% of total costs) increasing by 15% largely as a result of lime application rates being higher due to mining the Lienetz ore body. Costs in 2004 were higher than 2003 due to higher throughput, increased maintenance expenditure and unfavorable exchange rate movements.
Power Generation Costs — Despite significantly higher costs for heavy fuel oil, the commissioning of the 30MW geothermal power station in July has seen power generation costs reduce to US$27 million in 2005 (2004: US$29 million; 2003: US$ 26 million). Costs in 2004 were higher than 2003 with the increase resulting from the higher cost of heavy fuel oil.
General and Administrative Expenses — General and administrative costs were US$58 million in 2005 (2004: US$53 million; 2003: US$45 million). Offsetting a positive impact from exchange rate movements in 2005 of US$1.3 million were one-off costs of associated with the hedge book restructure (US$3.6 million), and losses on disposal of assets being geothermal wells now no longer in use (US$2.2 million) and water pipeline destroyed by the landslide (US$0.5 million). Increased staff costs were realized with the gradual move towards the company becoming fully independent from Rio Tinto. With a greater focus on the community, Lihir’s donations, community assistance programs, and housing assistance increased, as did its cost associated with its environmental management programs. These items contributed to an overall increase in general and administrative expenses of US$4.8 million. When comparing 2004 with 2003, the increased activity in 2004 in both mining and plant maintenance affected the cost profile of key support functions. Freight and stevedoring costs reflected increased container movements, whilst camp costs reflected the increase in accommodation largely associated with the additional mining fleet and the unfavorable exchange rate effect on consumables. These items, combined with the currency driven increases in labour costs and community expenditure, contributed to an overall increase in general and administrative expenses of $7.6 million in 2004.
Although the company has experienced an upward trend in general and administrative expenses between 2003 and 2005 much of the increase is made up of one-off expenditures, with the increasing scale of the operation impacting in higher staff and community, as well as increased logistics costs, having a lesser impact on the upward trend.
Royalty, Refining and Management Fees — These totaled US$6.8 million in 2005, (2004: US$7.1 million; 2003: US$8.3 million).

Mining royalties payable to the PNG Government are 2% of the FOB value of the gold produced.
With Lihir’s move to fully independent management in early October 2005 from Rio Tinto, the company’s payment to Lihir Management Company ceased. Up to 2004, Lihir Management Company’s monthly fee for managing the Lihir operation was the greater of US$250,000 or 1.5% of the average monthly operating costs in the previous three-month period, subject to an inflation adjustment. See “Item 10. Additional Information – Material Contracts – Lihir Management” for a description of the management agreement between Lihir and Lihir Management Company. Following a dilution of Rio Tinto’s equity interest in the Company to below 15%, the management fee was renegotiated and reduced to a maximum of US$1.5 million per annum (US$125,000 per month), commencing from January 1, 2004.
Gold refining is carried out by AGR Matthey, a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd, under a refining agreement, expiring on February 28, 2006. The refining fee is comprised of a refining charge, transport and insurance charges and a location London swap charge. This contract has been extended for 2 years to expire February 28, 2008.
Unit Costs and Total Cash Costs — These are shown in the table below prepared in accordance with the Gold Institute Standard. The following table presents Lihir’s results in a format that includes certain un-audited non-GAAP measures, such as “cash costs”. The table is also presented to show separately non-cash costs, other operating costs not included in the determination of gross cash costs and impairment adjustments. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the company. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

	US$/ounce
	2005	2004	2003
Gross operating costs	378	356	335
- Exploration	(10)	(9)	(18)
- Other corporate costs	(4)	—	(7)
Direct mining expenses *	364	347	310
- Deferred mining costs	(37)	(53)	(1)
- Refining costs *	1	1	1
- Inventory adjustment	(54)	(33)	(17)
Cash operating costs	274	262	293
- Royalties *	8	8	8
Total cash cost	282	270	301
- Depreciation	60	55	52
- Restoration and mine closure	—	—	—
- Non-cash deferred mining costs	(5)	(10)	(11)
- Non-cash inventory adjustment	(1)	(2)	(5)
- Economic Grade Stockpile Adjustment — Non Cash	(5)	(12)	—

Total production costs	331	301	337

*	Components of Gross Cash Costs
Cash costs per ounce were higher in 2005 and were affected by the reduction in production due to the landslide in October 2005. Aggregate operating costs increased slightly due to higher mining costs, offset by reductions in power generation costs.
Other Charges

Depreciation and Amortization — The depreciation charge for 2005 amounted to US$35.8 million (2004: US$32.9 million; 2003: US$28.6 million). The increases in 2005 and 2004 were primarily driven by increased capital expenditure on plant and equipment during the past two years.
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
Interest Expense — Net finance costs amounted to US$2.4 million in 2005 (2004: benefits of US$1.4 million; 2003: costs of US$2.5 million). The net cost results primarily from reduced earnings on a lower cash balance throughout 2005. Additionally, an increase in interest expense is reflected in 2005 following the drawdown of the gold loan in September 2005 and a drawdown of US$30 million of the revolving credit facility for a four month period during 2005 (See “Item 10. Additional Information – Material Contracts – Financing Agreements”). The net benefit in 2004 resulted primarily from earnings on the remaining cash balance throughout 2004 representing funds raised from the equity issue conducted by the company in November 2003. Additionally, a reduction in interest expense was reflected in 2004 following the full repayment on 30 April 2004 of the European Investment Bank (EIB) subordinated debt facility (See Item 10. Additional Information – Material Contracts – Financing Agreements”).
Lihir’s interest expense consisted of interest payable in respect of borrowings under the syndicated facility agreement (including the gold loan) and the EIB facility. In addition, premiums paid by the company in respect of certain political risk insurance policies entered into for the benefit of the banks under the syndicated facility agreement are included in interest expense. The aggregate political risk insurance premiums are expected to average approximately 0.95% per annum on the outstanding principal amount borrowed under the syndicated facility agreement. The interest rate under the EIB subordinated debt facility (fully prepaid on April 30, 2004) was fixed at 8.42%.
Interest expense reflects the amount drawn down under the syndicated facility agreement at any point in time and the prevailing rate of interest. The interest rate under the syndicated facility agreement is a floating rate of LIBOR plus 1.9% per annum.
Tax Expense — Since 2001, the company is subject to a 30% tax in respect of income derived from the Lihir operation (35% for 2000, 1999 and 1998). This is the general rate of taxation for resident PNG corporations. In the case of a Resource Project, like Lihir, mining income derived from the Resource Project is assessed as if it were the only income of the owner of the Resource Project holder of the lease and deductions are generally only available for expenditures attributable to the Resource Project to which the lease relates. The company has been given approval to prepare its tax returns in US dollars.
Up to and including the year ended December 31, 2000, the company was eligible to accelerate its tax depreciation and amortisation. These accelerated depreciation and amortization deductions eliminated the company’s taxable income during the early years of gold production from the Lihir operation. For the years ended December 31, 2001 to December 31, 2004 the company was eligible to claim tax depreciation and amortisation and to the extent these exceeded the company’s income less other deductions the company incurred a tax loss. This tax loss can be carried forward and claimed as a deduction in future years. From January 1, 2005 the deduction available for depreciation and amortisation will be limited to an amount which brings the company’s taxable income to nil. The amount not claimed is added back to the unclaimed balance and is available for amortisation in future years.

Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to deferred tax liability and deferred tax asset accounts at current rates of tax. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised. At the end of 2004 Lihir recognized US$85 million of deferred tax assets on the grounds that, at present gold prices, the realization of future profits to be regarded as probable. In 2005 a further US$3 million was recognized as deferred tax assets based upon the year’s results. At the end of 2003 Lihir had elected not to recognise US$169 million of deferred tax assets on the grounds that, at the previously held view of lower long-term gold prices, the period over which the benefit is likely to be realized extended too far into the future for realization to be regarded as probable.
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
At December 31, 2005 the company had a net deferred tax position of US$87.7 million (2004: US$84.8 and 2003: US$ nil), a current period tax expense of $5.9 million (2004: tax benefit of US$14.7 million, 2003: US$ nil) included in the income statement and a tax benefit of $79.0 million (2004: $70.1 million, 2003: US$ nil) included in equity. At that date the company also had unrecognized tax losses of US$218.7 million (2004: US$219.8 million, 2003: US$145.1 million) and net deductible temporary differences of US$73.8 million (2004: US$62.9 million and 2003: US$418.7 million). The tax losses can be carried forward for a period not exceeding 20 years.
In 2004 and 2005 deferred tax assets have been recognized beyond deferred tax liabilities because the company now considers the realization of the tax benefits through future taxable profits as probable (implying a high level of likelihood). In 2003 deferred tax assets had not been recognized. The recognition of deferred tax assets to the extent of deferred tax liabilities is required under IAS 12, as they relate to income taxes levied by the same taxation authority and the taxable temporary differences are expected to reverse in the same period as the deductible temporary differences.
Impairment Provisions
Impairment testing of asset values
In 1999 following continued weakness in prevailing prices and the outlook for the gold market prompted a downward revision in Lihir’s long-term gold price assumption as at December 31, 1999 from US$350/oz to US$325/oz. Lihir restated its 1999 financial accounts to record a US$237 million impairment provision in compliance with International Accounting Standard IAS 36.
Lihir responded to the deteriorating outlook for gold by further reducing its long-term gold price assumption from US$325 to US$300/oz as at December 31, 2000. The resulting impairment provision was US$121 million, which was reflected in Lihir’s 2000 accounts. Together with the US$237 million provision taken in its re-stated 1999 accounts, Lihir has made a cumulative non-cash impairment charge of US$340 million.

In 2004, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of US205.7 million (2003: US$31.1 million) was credited to the income statement in accordance with IAS36, based on a long-term gold price assumption of US$380 (2003: US$340) and a pre-tax real discount rate of 7% (2003: 7%). At 31 December 2004 the asset impairment charges of 1999 and 2000 were fully reversed to the extent allowed under IAS36.
In 2005, having applied the same principles as prior years and revisiting critical assumptions, no impairment reversal nor impairment loss was required to be recognized in accordance with IAS36, based on a long-term gold price assumption of US$425 and a pre-tax real discount rate of 7%.
Impairment testing of economic grade stockpiles
Also as a result of the increase in the long-term gold price assumption to US$425 per ounce the company includes the economic benefits of processing the economic grade stockpiles within the company’s net realizable value calculation.
In 2004, prior years’ provisions totaling US$65 million were fully reversed and together with the 2004 cost of stockpile additions of US$25 million, the stockpile was valued at US$90 million. At December 31, 2005 the amount that is expected to be realized from future processing of the ore exceeds the cost of US$115 million.
Foreign Currency Fluctuations
The company’s functional currency is the US dollar and accordingly its Financial Statements are prepared in accordance with international accounting standards in that currency. Virtually all of the company’s revenues and a significant portion of its operating expenses are denominated in US dollars. A large portion of the company’s total expenditure, principally relating to expatriate salaries and benefits, consultants, grinding materials, and explosives are denominated in Australian dollars and certain of its expenses, including labour and consumables, are denominated in Kina. Accordingly, a depreciation of the US dollar against the Australian dollar or Kina adversely affects the company’s financial results. In addition, the company is subject to certain PNG requirements regarding the maintenance of cash reserves in PNG in a Kina-denominated account. See “Item 10. Additional Information – Exchange Controls”.
Recently Issued US Financial Accounting Standards
Accounting for stripping costs during production
In March 2005, the Financial Accounting Standards Board ( FASB ) ratified Emerging Issues Task Force ( EITF ) Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry. EITF Issue No. 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF Issue No. 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The transitional provisions require application through recognition of a cumulative-effect adjustment to opening retained earnings in the period of adoption in a manner similar to a cumulative-effect adjustment as described in APB 20.
For US GAAP purposes, the company will adopt this new accounting rule as of January 1, 2006. The expected impact of adoption is the elimination of deferred mining costs on the company’s balance sheet that are post production and the recognition of future post-production stripping costs as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory.
The company is in the process of quantifying the impact on its financial statements but expects that a substantial proportion of the US$92.0 million capitalized deferred mining costs as at December 31, 2005 will qualify as post production stripping costs, and accordingly will result in a material cumulative-effect of an accounting change reduction to opening retained earnings as of January 1, 2006. Adoption of the new guidance will have no cash flow impact.
Accounting for inventory costs
In November 2004, the FASB issued SFAS 151 “Accounting for Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and waste materials as they relate to inventory costing. SFAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the application of SFAS 151 will have a material impact on the financial statements.
Accounting for exchanges of nonmonetary assets
In December 2004, the FASB issued SFAS 153 “Accounting for Exchanges of Nonmonetary Assets” which deals with the accounting for the exchanges of nonmonetary assets. SFAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the application of SFAS 153 will have a material impact on the financial statements.
Accounting changes and error corrections
In May 2005, the FASB issued SFAS 154 “Accounting Changes and Error Corrections”, which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. SFAS 154 replaces APB Opinion 20 “Accounting Changes” and SFAS 3 “Reporting Accounting Changes in Interim Financial Statements”. This Statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.
Other statements and interpretations
In 2005 the FASB issued a number of new Statements and Interpretations. Lihir has evaluated the potential impact of each of the new pronouncements and believes that adoption of these pronouncements has not had any material impact on its financial results or financial position in 2004 and based on the company’s present assessment, is not expected to have a material impact in 2005.
The following particular Statements and Interpretations were considered.
The FASB issued FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities (VIEs). FIN 46 requires the consolidation of variable interest entities by their primary beneficiaries, if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The original interpretation issued in January 2003 was subsequently revised in December 2003 as FIN 46R. Application of this revised interpretation is required in financial statements for companies that have interests in previously existing VIEs or special-purpose entities for periods ending after March 15, 2004. FIN 46 is effective immediately for VIEs created after January 1, 2003. No such VIE structures are applicable to the company. FIN 46 does not have any impact on the company’s financial results or financial position in the reporting periods.

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
There are material differences affecting the profit and loss account and shareholders’ equity between generally accepted accounting principles followed by the company under IFRS and those generally accepted in the US GAAP. Further details of the reconciliation between the company’s adopted IFRS GAAP and US GAAP are included in Note 30 of the financial statements.
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
The IASB also released a number of revisions to International Financial Reporting Standards in 2003 for application beginning on or after 1 January 2005, as well as the release of a number of new International Financial Reporting Standards. None of these standards have had, nor will have any material impact on the Company’s accounting policies when they became or become effective. From the Company’s perspective, the only relevant standard is IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ which applies to financial periods beginning on or after 1 January 2006. This standard permits the capitalization of exploration and evaluation costs under certain circumstances, which differs from the Company’s policy of expensing such costs as incurred. No change in the Company’s accounting policy is required at this time.
In 2004, the IASB continues to work on a number of improvement projects to existing IFRS as well as a short-term convergence project between IFRS and US GAAP. As Lihir’s financial statements are prepared in accordance with IFRS, its financial statements in future periods may be affected by these impending changes.
In 2004, the IASB issued the following standards which applied to Lihir from periods beginning 1 January 2005:
IFRS 2 “Share Based Payment”
IFRS 3 “Business Combinations”
IFRS 4 “Insurance Contracts”
IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.
Lihir has evaluated the potential impact of these Standards and consider that there is not likely to be any material impact on its financial results and financial position upon adoption.

B. Liquidity and Capital Resources
The company continues to receive positive cash flows from operations. See Part 1 (A) Selected Financial Data. During the 2005, Lihir completed the expenditure of the proceeds from the capital raised in 2003 to finance further capital expenditure, including the construction of geothermal power stations to replace the existing heavy fuel oil station and raised. Construction of an additional 20-megawatts of geothermal energy capacity commenced in late 2005 and is expected to be complete in December 2006. Work is continuing to define the total productive steam reserve available.
In September 2005, the company undertook a raising of US$216 million project financing in the form of a gold loan to expand processing capacity with the addition of a flotation plant majoring conjunction with the restructuring of the hedge.
Gold Loan and New Project Financing Facility
A new Syndicated Finance Facility, signed on September 13, 2005, is a facility of two parts, both parts arranged by ABN AMRO Australia Limited. Participating with ABN AMRO Australia Limited as financiers of the facility are eleven other banks: Australia and New Zealand Banking Group Limited, Bayerische Hypo- und Vereinsbank AG, BNP Paribas, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Société Générale, WestLB AG, and Westpac Banking Corporation.
The first part is a US$50 million revolving credit facility. The interest applicable to the facility, inclusive of political risk insurance, is 1.90% over LIBOR plus a PRI premium of 0.95%. This part of the facility is not drawn. The second part is a 480,000 ounce gold facility fully drawn down on September 15, 2005 generating funds of US$215.52 million at the draw down price of US$449.00 per ounce.
Mandatory prepayments are required under the Finance Facility under certain conditions. The company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility. The Syndicated Facilities Agreement permits the payment of dividends and other distributions only if certain conditions are met. The company may generally at any time prior to the next calculation date (June 30 and December 31 each year with the first Calculation Date being December 31, 2007 as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Agreement.
Interest applicable to the facility is paid in ounces, is valued at cost of sales, and is either capitalised to the extent that the funds are applied to the construction of the flotation plane, or is expensed.
Capital Raisings and Debt Facility — 2003 to 2005
The company’s market capitalization as at December 31, 2005 was approximately US$2.05 billion and as at May 31, 2006 was approximately US$2.82 billion. Following the capital raising conducted in November 2003 consisting of an institutional placement of 140,000,000 shares, another 1,890,495 shares were issued in January 2004 to shareholders electing to purchase under the share purchase plan announced at the time of the institutional placement. Under the terms of the company’s 2000 syndicated loan facility the amount available to be drawn down was reduced from US$40 million (of a full US50 million facility) to US$30 million on June 30, 2004. The remaining US$30 million of the facility was scheduled to expire on June 30, 2005. It was extended in April 2005 with a reinstatement of the full US$50 million available until June 30, 2006. The syndicated facility is arranged by ABN-AMRO Australia Limited. Commonwealth Bank of Australia, Macquarie Bank Limited and SG Australia Limited participated with ABN-AMRO as arranger. This facility was repaid and replaced by the revised US$50 million revolving credit facility in September 2005.
On April 30, 2004, the company made payment of the sum of US$14.6 million, representing all outstanding principal and interest, to retire indebtedness to Mineral Resources Development Company Limited, on-lent from the European Investment Bank.

The proceeds raised from the share issue in 2003 have been employed in a number of projects aimed at improving the productivity and reliability of the company’s operations and reducing costs. One major project was the construction of a 30-megawatt geothermal energy generation unit, which was commissioned in July 2005. It is anticipated that this will save the company in excess of US$14 million per year in fuel costs based on current fuel prices. Approval had also been given to the installation of an additional 20-megawatts of geothermal energy capability with construction having commenced in June 2005. Work is continuing to define the total productive steam reserve available. Other uses of the funds included bringing forward the acquisition of mining equipment to accelerate access to the higher grade ore in the Lienetz pit and the implementation of a range of measures designed to improve plant throughput and gold recoveries.
Net Debt/Cash Position
The company’s net debt/cash position as at 31 December for the past three years is as follows:

	Net debt as at December 31
	US$ thousands
	2005	2004	2003
EIB facility	—	—	(14,039)
Syndicated facility agreement – revolving credit facility	—	(19,509)	(19,509)
Syndicated facility agreement – gold loan	(215,520)	—	—
Bank overdraft	—	—	—
Less cash on hand	127,836	83,559	152,630

Net (debt)/cash	(87,684)	64,050	119,082

Equity	(783,472)	(837,223)	(461,390)

Net debt to debt plus equity	10.0%	N/A	N/A
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
At December 31, 2005 Lihir’s capital expenditure commitments totaled US$86.3 million (2004: US$34.7 million; 2003 US$20.7 million). The company’s total capital expenditure requirements for 2006 are expected to be approximately US$217 million, including the referred committed amount. This committed expenditure relates to the flotation plant (US$41.6 million), 20MW geothermal power station (US$32.4 million) and other smaller projects.
The flotation plant expansion (See “Operating and Financial Review and Prospects – Trend Information”) involves capital expenditure of approximately $162 million during late 2005, 2006 and early 2007.
The company is not aware of any information issued by ratings agencies that would influence the company’s ability to raise funds as, and when, required.
Net Cash Flow From Operating Activities
Cash generated from operating activities in 2005 was US$9.5 million, a reduction of $20.9 million over 2004. This was primarily as a result of the landslide which occurred in October 2005 resulting in the loss of production for a period of approximately one month. Despite the loss of one month’s gold production, operating receipts reduced by only US$4.7 million resulting from a higher realized gold price (up US$13 per ounce). Cash payments increased by $16.2 million, consistent with the increase in gross operating costs.

Cash generated from operating activities in 2004 was US$30.3 million, an increase of $13.6 million over 2003. This was driven by higher operating receipts (US$42.6 million) resulting from additional gold sales of 31,294 ounces, and a higher realized gold price (up US$35 per ounce). Cash payments increased by $33.0 million, consistent with the increase in gross operating costs.
Cash Flow From Financing Activities
In the first half of 2005, debt outstanding increased to $49.5m following a drawdown in May 2005 from the Syndicated Debt Facility of US$30.0 million. In September 2005, the company established a new Syndicated Facility Agreement (SFA) and drew down 480,000 ounces of gold which it sold at the then spot gold price of US$449 per ounce, thereby raising US$215.5 million. The establishment of the new facility enabled the company to restructure its hedge book and repay its debt obligations consisting of the US$30.0 million May drawdown and its existing 2004 debt balance of US$19.5 million. A further US$62.2 million was utilized to cancel certain substantial out-of-the-money hedges, to extend maturity dates and to increase strike prices for a major portion of its hedge book.
In 2004, the company made payment of the sum of US$14.6 million to retire indebtedness to Mineral Resources Development Company Limited, on-lent from the European Investment Bank. The company received net proceeds of $2.2 million as from its 2003 share issue.
Tabular Disclosure of Contractual Obligations
The profile of Lihir’s contractual obligations to external parties as at 31 December 2005 is shown below:
US$ thousands

		Less than 1			More than 5
	Total	year	1 to 3 years	4 to 5 years	years
Long term debt – revolving credit facility	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating leases	3,752	356	570	332	2,494
Management fee obligation	—	—	—	—	—
Purchase obligations	86,287	86,287	—	—	—
Other liabilities reflected on the company’s balance sheet*	281,672	46,398	77,005	105,846	52,423
Total in cash	371,711	133,041	77,575	106,178	54,917

*	The majority of these liabilities are out-of-the-money hedge positions at December 31, 2005 totaling $263.2m.
Gold ounces

		Less than 1			More than 5
	Total	year	1 to 3 years	4 to 5 years	years
Long term debt – revolver credit facility	480,000	—	290,000	190,000	—
Total in ounces	480,000	—	290,000	190,000	—
Off-balance Sheet Arrangements
The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.
C. Research and Development, Patents and Licenses, etc

Lihir does not have a significant research and development program.
D. Trend Information
Lihir officially commenced production in October 1997 and had produced a total of over 4.8 million ounces of gold by December 31, 2005.
There has been an ongoing program to increase both the reliability of the plant and its throughput capacity. This has seen milled throughput steadily rise from 2.35 million tonnes in 1998 to 4.09 million tonnes in 2004.
In 2005 throughput declined somewhat to 3.48 million tonnes largely as a result of the impact of the landslide. Further incremental improvements and major projects are being pursued.
Gold production depends on both plant performance and grade. During the 2003 and 2004 years, the grade of feed to the mill reduces from prior years as mining moves from the Minifie deposit and stripping is undertaken from the Lienetz pit. Grades improved in the second half of 2005 as mining moved into the higher grade benches of the Lienetz ore body and this, together with improved plant performance, delivered higher gold production only curtailed by the landslide event in October 2005.
In April 2003, the company commissioned 6 megawatts electrical generating capacity utilizing geothermal steam as its energy source. A further 30 megawatts electrical generating capacity using geothermal was commissioned in June of 2005. Construction of a further 20 megawatts of geothermal electrical generating capacity power is due for completion in December 2006. This is expected to meet anticipated power generation needs for the company. This form of energy generation provides both significant cost and environmental benefits. Efforts to find further suitable geothermal steam sources to provide power for the expanded processing capacity scheduled to be commissioned in 2007 are continuing.
Studies have been, and continue to be undertaken to identify economic opportunities to increase production capacity. The US$160 million flotation expansion project (including some additional mining equipment) commenced construction in late 2005 and is scheduled for commissioning in the first quarter of 2007. The plant will produce a higher-grade gold concentrate, providing a second, enhanced source of ore gold feed to the existing autoclaves. The flotation plant is expected to derive increased production of around 140,000 ounces of gold per annum on average over its first seven years of operation, at significantly lower marginal cost. From 2007, it is estimated that the annual gold production capacity of the Lihir mine and processing facilities will be over 800,000 ounces. Further studies to expand production beyond one million ounces per year have commenced.
In 2004 and 2005, demand for commodities, particularly from emerging economies such as China and India, has significantly heightened worldwide mining activity, thereby placing supply constraints on some materials and spare parts consumed in the operation. The company accordingly experienced significant increases in such costs. Attention is being given to reducing costs in all areas of the business, particularly through use of geothermal power in the face of rising fuel costs. However, increased production will have a more significant effect in lowering unit costs.
Lihir Gold has undertaken an ongoing exploration program, mainly in the Luise Caldera, aimed at defining resource and reserve levels. This has resulted in increases in both resource and reserves to the levels as disclosed in the Reserves Estimates section. With the Kapit resource largely defined and a Kapit reserve established, the levels of exploration activity and expenditure has been substantially reduced. Exploration will continue at this new lower level of activity and expenditure. While further resource and reserve amounts are anticipated, they are likely to be at lower levels than in recent years.
E. Events Subsequent to Signing of the Financial Statements
No events of significance have occurred since the signing of the financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors
Following are the directors of the company as at the date of this annual report and during 2005:

Dr Ross Garnaut AO
Chairman, Independent director
BA, PhD
Chairman and member of the Board since 1995. Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of Sequoia Capital Management Limited, Chairman of PNG Sustainable Development Co Ltd, and a director of Ok Tedi Mining Ltd. Also a director of the Lowy Institute of International Policy. Formerly Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 59.
Dr Garnaut is chairman of the Board’s Remuneration and Nomination committee, and a member of its Audit and Environmental and Lihir Impact committees.
Dr Peter Cassidy
Independent director
BSc (Eng), PhD, DIC, ARSM CEng, FAusIMM, FIMM
Appointed to the Board in January, 2003, Dr Cassidy has experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002, following the merger of Goldfields with Delta Gold Limited to form AurionGold Limited. He continued as a director of AurionGold until completion of its takeover by Placer Dome Limited in January, 2003. Dr Cassidy is also Chairman of Sino Gold Limited and a non-executive director of Oxiana Limited, Zinifex Limited and Energy Developments Limited. Age 60.
Dr Cassidy is chairman of the Board’s Safety and Technical committee, and a member of its Remuneration and Nomination committee.
Mrs Winifred Kamit
Independent director
BA, LLB
Appointed to the Board in October, 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and holds positions as President of the PNG Business Council and Councillor of the Institute of National Affairs. She is also a director of New Britain Palm Oil Limited, InterOil Limited, Nautilus Minerals Inc, Steamships Trading Company Limited and South Pacific Post Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 53.
Mrs Kamit is chair of Lihir Gold’s Environmental and Lihir Impact committee, and a member of its Audit and Remuneration and Nomination committees.
Mr Geoff Loudon
Independent director
MSc, FAusIMM
Appointed a director in 1995 with experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. He is currently Chairman of the L & M Group (NZ), Nautilus Minerals Inc (PNG), and a director of Sterilox Technologies Inc (USA). Age 63.
Mr Loudon is a member of the Board’s Safety and Technical and Environmental and Lihir Impact committees.
Mr John O’Reilly
MSc, DIC, BSc, ARSM, FIMM
Last appointed to the Board in March 2003. Former Chief Executive Officer of Lihir Gold Limited and former Managing Director of Lihir Management Company Limited from the company’s formation in 1995 until 1998, and thereafter a director appointed by Rio Tinto between 1998 and November 2002. Reappointed as a nominee of Rio Tinto in March 2003 and remaining a nominee until December 2005 when Rio Tinto disposed of its interest in the company. Mr O’Reilly is also a director of AuSelect Limited, Lion Selection Group Limited and Indophil Resources NL. Age 61.
Mr O’Reilly is a member of the Environmental and Lihir Impact, and Safety and Technical committees.
Mr Bruce Brook
Independent director
BCom, BAcc, FCA, MAICD
Appointed December 2005. A chartered accountant with experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Goldfields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer until that company was taken over in mid-2005. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. Mr Brook is also a non-executive director of Consolidated Minerals Limited, an Australian listed diversified mining company and, since May 2006, of Snowy Hydro Limited. Age 51.
Mr Brook is chairman of the Audit committee.
Mr Neil Swan
Managing Director and Chief Executive Officer (until October 2005)
BE (Hons)
Appointed Managing Director of Lihir Gold Ltd and Lihir Management Company in October 2002. Retired in October 2005. Formerly Chief Operating Officer of Lihir Gold Ltd, General Manager at Rio Tinto Iron Ore, General Manager Operations at Hamersley Iron, and General Manager Business Improvement at CRA. Age 61.
Mr Arthur Hood
Managing Director and Chief Executive Officer (from October 2005)
BSc (Hons), M AusIMM, MICE, CEng
Appointed October 2005. A civil engineer with a 30 year career spanning 5 years in civil engineering and 25 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini, Director of Kidston Gold Mines, General Manager of Misima Mines Limited and, most recently, Managing Director of Placer Dome Tanzania Limited. Age 53.
Management
Until October 2005, Lihir Gold was managed under contract by Lihir Management Company Limited, then a wholly owned subsidiary of Rio Tinto, with the managing director and certain senior staff appointed and provided under secondment arrangements by Rio Tinto. By mutual agreement, that arrangement was ended in October 2005, and a new managing director, Mr Arthur Hood, was appointed from outside the Rio Tinto group. Since October, all executives and management staff have been employed directly by the company with none employed under secondment arrangements, such that Lihir Gold Ltd is now independently managed, with the managing director and executives solely responsible to the Lihir board of directors.
The table below lists the senior management of Lihir Gold Limited during 2005 and at the present date, and the year they joined the organization.

Name	Position with Lihir Gold Limited	Year Joined
Arthur Hood	Managing Director & Chief Executive Officer	2005
Neil Swan	Managing Director & Chief Executive Officer	2001	(Until September 2005)
Jan Andersen	Executive General Manager	2003	(Until February 2006)

Geoffrey Day	General Manager External Affairs & Sustainable Development	1998	(until May 2005)
Joseph Dowling	Manager Investor Relations	2005
Murray Eagle	General Manager External Affairs & Sustainable Development	2005
Noel Foley	Executive General Manager Operations	2006
Graham Folland	General Manager Corporate Development	2006
Paul Fulton	Chief Financial Officer	2004
Mark Laurie	Company Secretary, General Counsel, Manager Corporate & Towns	2003
Neil Swan: See “Directors” above.
Arthur Hood: See “Directors” above
Jan Andersen: Formerly General Manager Operations at PT Kelian Equatorial Mining in Indonesia after having held a number of roles there previously. Other roles with Rio Tinto at Hamersley Iron, CRA Limited’s Advanced Technical Development division and Bougainville Copper Limited. Ceased employment in February 2006.
Geoffrey Day: Former director of Limnos Environmental Consultants, senior environmental chemist at Ok Tedi Mining Limited and environmental chemist at NSR Environmental Consultants Pty Ltd. Ceased employment in May 2005.
Joseph Dowling: Commenced employment in June 2005. Previously Manager of Investor Relations and Public Affairs at Suncorp Metway for six years. Prior to that, a senior journalist at the Australian Financial Review and at Brisbane’s Courier Mail newspapers.
Murray Eagle: Commenced employment in May 2005. Formerly employed by Klohn Crippen Consultants as manager of their Australian operations (2003-April 2005), and Manager Environment/External Affairs for BHP Billiton (1994-2002).
Noel Foley: Commenced employment in March 2006. More than 30 years’ experience in the mining industry, most recently 3 years as Mine General Manager at Placer Dome’s Osborne Mine in Queensland. He has extensive experience in Papua New Guinea including 3 years at OK Tedi during the mine start up and 10 years at the Misima Mine, including the last 3 years as Mine General Manager.
Graham Folland: Commenced employment March 2006. Formerly General Manager, Corporate and Project Development, Placer Dome Asia Pacific. Over 25 years experience in metallurgical, project and corporate development roles in the gold mining industry.
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

The former Chief Executive Officer, Mr Neil Swan, completed his secondment at Lihir in September 2005. Arthur Hood commenced as Managing Director & Chief Executive Officer in September 2005. Messrs Jan Andersen (General Manager Operations) and Paul Fulton (Chief Financial Officer) were seconded by Rio Tinto to the company until September 2005. Upon termination of the management agreement with Rio Tinto in October, both Mr Fulton and Mr Andersen entered direct employment with the company from October 2005. Mr Andersen ceased employment with the company in February 2006. Mr Geoffrey Day (General Manager External Affairs & Sustainable Development) was also seconded to the company from Rio Tinto until May 2005. His replacement, Mr Murray Eagle was employed directly by the company.
No family relationships exist between members of the board and senior management. There were no other arrangements or understandings (than those outlined above) with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.
B. Compensation
Non-Executive Directors’ Remuneration
Non- executive directors
Total annual remuneration paid to all non-executive directors is limited to the aggregate amount of US$750,000 authorized by the company’s shareholders in April 2006.
As the focus of the board is on the long-term direction and well-being of the company, there is no direct link between non-executive directors’ remuneration and the company’s short-term results. Non-executive directors do not receive any performance related remuneration. Remuneration is limited to the payment of board fees which serves to help maintain independence and impartiality.
Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to board members of other PNG corporations, Australian corporations of comparable size, the complexity of the company’s operations and the workload requirements of board members. The board’s Remuneration and Nomination Committee has oversight of the fees paid to non-executive directors. External independent remuneration advisers are engaged by the Committee to provide advice on appropriate fee levels when these matters are being considered.
Board fees were not payable to John O’Reilly for most of the year, while he held his position on the board as a nominee for the Rio Tinto Group. Executive directors do not receive separate board fees as part of their remuneration packages. Details of the board fees paid to directors in respect of the year ended December 31, 2005 are set out below. No other benefits were paid or are payable to directors. The company does not pay additional fees for membership or chairing of the board’s committees.

Board fees (1)
Directors (non-executive)	AU$
Dr Ross Garnaut	166,238
Mr John O’Reilly (3)	4,932
Mr Geoff Loudon (2)	60,000
Dr Peter Cassidy	60,000
Mrs Winifred Kamit (2)	60,000
Mr Bruce Brook (4)	4,439

Notes	(1)	Board fees are denominated in Australian dollars.
	(2)	Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission.
	(3)	Fees became payable to Mr O’Reilly from December 2, 2005, coinciding with the disposal by Rio Tinto of its interest in the company and Mr O’Reilly ceasing to be a nominee of that group.
	(4)	Mr Brook was appointed on December 4, 2005.

Directors are also entitled to be reimbursed for all business related expenses, including travel on company business, as may be incurred in the discharge of their duties.
The board has resolved to increase the level of board fees payable to non-executive directors from AU$60,000 to US$70,000 per annum, and to increase the fees payable to the chairman from AU$166,238 to US$210,000 per annum, from January 1, 2006.
Directors’ fees are paid quarterly in arrears. They were denominated in Australian dollars until January 1, 2006 when their denomination changed to US dollars.
Senior management remuneration
Pre-October 2005
Until October 2005, the company’s senior management team was generally seconded from the Rio Tinto Group. These secondments formed part of the contractual arrangements between the company and Lihir Management Company Limited for the management of the company’s corporate and operational affairs. The individuals seconded from the Rio Tinto Group were, generally, the key executives who had the opportunity to materially influence the integrity, strategy and operation of the business and its financial performance.
The seconded key executive team was comprised of the Managing Director, Neil Swan, the General Manager Operations, Jan Andersen, the General Manager Finance and Commercial, Paul Fulton and until his departure from the company on May 31, 2005, the General Manager External Affairs & Sustainable Development, Geoff Day.
Until October 2005, these senior executives were remunerated by the company under Rio Tinto’s executive remuneration policy. The senior executives’ remuneration package consisted of the following elements:

Remuneration	Paid by
Base salary	Lihir Gold Limited
“At-risk” cash bonus incentive plan	Lihir Management Company Limited (Rio Tinto subsidiary)
Superannuation	Lihir Gold Limited
Other benefits	Lihir Gold Limited
Base salary was established by reference to market comparators taking account of the nature of the role, external market trends, and personal and business performance.
The “at-risk” incentive plan provided a cash bonus opportunity and was designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value, and

•	providing significant bonus differential based on delivered performance against challenging personal, business, and other targets.
Unlike other elements of remuneration of the Managing Director and other senior executives, the cash bonus was paid by the Rio Tinto Group and not recouped from the company. However, receipt of this “at-risk” remuneration was dependent, in part, upon the extent to which the relevant executives and the company met formally established business goals and returns relating to Lihir Gold’s business.
“Other benefits” included medical and life insurance benefits, travel allowances, and children’s education assistance. Housing and a car are also provided on Lihir Island. Provision of these benefits recognizes specific needs associated with living at the remote location of the company’s operations in Papua New Guinea.

Remuneration details of the Managing Director and the three senior executives named above are set out in the table below.

			Incentive(1)	Other(2)
	Base Salary	Superannuation	Payments	Payments	Total
Executive Officers	$AU	$AU	$AU	$AU	$AU
Neil Swan (3) Managing Director	449,904	72,964	91,284	34,124	648,276
Jan Andersen (5) General Manager Operations	491,135	47,725	49,416	46,061	634,337
Paul Fulton (5) General Manager Commercial	393,666	52,915	43,232	24,518	514,331
Geoff Day (4) General Manager External Affairs & Sustainable Development	137,555	16,876	30,335	12,871	197,637

(1)	Incentive payments were paid by Rio Tinto. Payments relate to the 2004 year.

(2)	Other payments include medical and life insurance expenses, airfare entitlements and education assistance.

(3)	Mr Swan ceased to be a key executive of the company on October 1, 2005.

(4)	Dr Day ceased to be a key executive of the company on May 31, 2005.

(5)	Remuneration amounts are for the full 2005 financial year, including remuneration received in relation to the period from October 1 to December 31, 2005 when employed directly by the company.
From October 2005
The company’s management structure changed materially with the termination of management arrangements with the Rio Tinto Group and the appointment of Mr Arthur Hood as the company’s new Managing Director. Under the new structure, the Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the company.
Commensurate with this change, the board through its Remuneration and Nomination Committee has annual oversight of the remuneration policies and terms of employment for all of the company’s senior executives. The company’s remuneration policy is in the process of being reviewed. However, the following broad principles continue to be applicable:
•	To provide total remuneration which is competitive in structure and quantum with comparator organizations so as to attract, retain and motivate appropriately qualified and experienced executives;

•	To achieve alignment between the structure of remuneration incentives for individual employees with shareholder value creation;

•	To tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the company and shareholders; and

•	To provide an appropriate balance of fixed and variable or “at-risk” remuneration.
In line with this, the Managing Director’s remuneration package includes both a fixed component and an at-risk or performance related component (comprising both short-term and long-term incentives). The short-term incentive is annual and cash based, allowing the Managing Director to earn an amount equal to up to 50% of his base salary in the event the board determines that the performance criteria established by it have been met. The performance criteria are to be set annually and include both financial and non-financial measures. These measures include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria.
In addition, a long term incentive plan is included in the Managing Director’s remuneration package, allowing him to receive an annual allocation of share rights equivalent in value to up to 55.56% of his base salary, based on a detailed set of performance hurdles focusing on contribution to the longer term value of the company. The annual performance hurdle criteria relate to strategic corporate development, net present value increases, and to total shareholder returns assessed against both a comparator group and as a growth percentage. The long term incentive is designed to be provided by way of share rights allocations approved by the company’s shareholders each year.

During 2005, remuneration packages consisted of a fixed base salary, superannuation contribution and a cash-based short term incentive payment or STIP. The STIP bonus was linked to specific operational and financial criteria developed for each executive based on judgment of key business and improvement drivers for the year. Executives located on Lihir Island in Papua New Guinea also received an allowance for the remoteness of the location and the additional costs associated with that.
During 2006, the company, under the oversight of the board’s Remuneration and Nomination Committee, is reviewing the remuneration packages of senior executives with reference to the structure adopted for the Managing Director and in line with the principles referred to above.
The amount of remuneration, including all monetary and non-monetary components, for the Managing Director and for each of the company’s other key executives during 2005 is set out below:

		Superannuation	Short Term (3)
	Base Salary	contribution	Incentive/bonus paid	Other benefits (4) Paid	Total
Executive Officers	$AU	$AU	$AU	$AU	$AU
Arthur Hood (1) Managing Director	140,023	25,147	—	—	165,170
Jan Andersen (2) Executive General Manager	491,135	47,725	49,416 (5)	46,061	634,337
Paul Fulton (2) Chief Financial Officer	393,666	52,915	43,232 (5)	24,518	514,331
Mark Laurie Company Secretary/ General Counsel, Manager Corporate & Towns	281,154	30,600	11,735	12,877	336,366
Murray Eagle (6) General Manager External Affairs & Sustainable Development	182,599	27,200	—	9,217	219,016

(1)	Arthur Hood commenced employment on October 1, 2005.

(2)	Messrs Andersen and Fulton’s titles changed from October 1. Remuneration amounts are for the full 2005 year.

(3)	Incentive payments all relate to the 2004 year. Incentive payments relating to the 2005 year will be determined and paid in April 2006.

(4)	Other payments include medical and life insurance expenses, airfare entitlements and education assistance.

(5)	Incentive payments were paid by Rio Tinto.

(6)	Murray Eagle commenced employment on April 6, 2005.
Retirement Benefits
Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on 15% of the employee’s base salary. Contributions made during the year amounted to US$768,492 (2004: US$602,882; 2003: US$510,789). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to US$880,622 (2004: US$750,222; 2003 US$575,251). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
C. Board Practices
Board of Directors
The directors (based on the recommendations of the Remuneration and Nomination Committee) determine the composition of the board employing the following principles:
•	the board may, in accordance with the company’s constitution, be comprised of a minimum of five directors and maximum of twelve; and

•	the roles of the Chairman of the board and of Managing Director should be exercised by different individuals
Lihir believes that the board should comprise directors with a broad range of experience reflecting the character of the company’s business. The board must be structured in such a way that it has proper understanding and competency in the current and emerging issues facing the company, and can effectively review management’s decisions.
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
The Managing Director is not subject to retirement by rotation and, along with any director appointed as an additional or casual director, is not to be taken into account in determining the number of directors required to retire by rotation.
The Board is currently comprised of seven directors. During 2005, Mr Neil Swan ceased to hold office (on September 30, 2005), Mr Arthur Hood was appointed (on October 2, 2005) and Mr Bruce Brook was also appointed (on December 4, 2005).
Details of the directors at the date of this report are as follows:

		Year Appointed
Name	Position	As Director	Term Ends
Ross Garnaut	Chairman of Board	1995
	Member of Audit Committee
	Member of Environmental & Lihir Impact Committee
	Chairman of Remuneration & Nomination Committee
Geoffrey Loudon	Director	1995
	Member of Safety & Technical Committee
	Member of Environmental & Lihir Impact Committee
John O’Reilly	Director	1995-2002, 2003	December 31, 2006
	Member of Environmental & Lihir Impact Committee
Peter Cassidy	Director	2003
	Chairman of Safety & Technical Committee
	Member of Audit Committee
	Member of Remuneration & Nomination Committee

		Year Appointed
Name	Position	As Director	Term Ends
Winifred Kamit	Director	2004
	Chair of Environmental & Lihir Impact Committee
	Member of Remuneration & Nomination Committee
Arthur Hood	Managing Director	2005	October 1, 2010
Bruce Brook	Director	2005
	Chairman of Audit Committee
At the Annual General Meeting held on April 26, 2006, Dr Garnaut, Mr O’Reilly and Mr Brook retired and offered themselves for re-election. They were each re-elected by ordinary resolutions at the general meeting.
Directors’ Service Contracts Providing for Benefits on Termination of Contract
Lihir’s non-executive directors have no entitlements to benefits on termination as members of the board.
The Managing Director’s service contract provides that if the company terminates his employment or he resigns after there is a significant diminution of his role, status or reporting lines (other than with his agreement), and then the company must pay him the sum determined by multiplying US$925,000 by the relevant multiple. For this purpose, the “relevant multiple is set out below:

If employment is terminated	the relevant multiple is

Before October 1, 2006	3

Between October 1, 2006 and September 30, 2008	The number of whole months in the period commencing on the day after the date of termination of employment and ending on October 1, 2010, divided by 24.

Between October 1, 2008 and September 30, 2010	1 or, if the date of termination of employment is after October 1, 2009, the relevant multiple is a fraction, the numerator of which is the number of whole months in the period commencing the day after the date of termination of employment and the denominator of which is 12.
Board committees
To assist the board in fulfilling its responsibilities, the board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are:
•	Audit;

•	Remuneration & Nomination;

•	Environmental & Lihir Impact; and

•	Safety & Technical
A substantial review was undertaken of the structure and composition of the board’s standing committees in the latter half of 2005. As a result, a Safety and Technical Committee was established and composition or membership of committees was substantially revised to better align directors’ expertise with committee functions and more evenly distribute duties. In addition, with the exception of the Remuneration and Nomination Committee, persons other than the chairman of the board were appointed to chair committees. The chairman of each committee reports on any matters of substance at the next full board meeting. Committees provide recommendations to the board.

Audit committee
The company has had an Audit Committee since 1995. Members of the Audit Committee at the date of this report are:
Mr Bruce Brook – Committee Chairman
Dr Ross Garnaut
Mrs Winifred Kamit
All three members of the Committee are independent, non-executive directors. The Committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the company operates. The Managing Director attends Committee meetings in an advisory role at the Committee’s invitation. However, specific sessions are held with the country’s internal and external auditors independent of the Managing Director and of management. The Company Secretary attends all Committee meetings.
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
In fulfilling its responsibilities, the Committee has rights of access to management and to auditors (external and internal) without management present and may seek explanations and additional information. The Committee may, with the approval of the Board, engage any independent advisers in relation to any matter pertaining to the powers, duties and responsibilities of the Committee.
The Audit Committee operates in accordance with a charter published in the corporate governance section of the company’s website.
See “Item 16A. Audit Committee Financial Expert” for a discussion of Lihir’s audit committee “financial expert” as defined by the SEC.
Auditor independence
The charter adopted by the audit committee confirms its direct responsibility for the appointment,

compensation, retention and oversight of the company’s external auditors. In order to ensure the independence of the external auditor, the Audit Committee:
•	requires that no person may play a significant role in managing the audit for more than five out of any seven successive years;

•	must approve all non audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest;

•	receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Lihir Gold Group, and confirming that the auditor has satisfied all professional regulations relating to auditor independence; and

•	meets with the external auditor independently of management.
Risk oversight and management
The board, through the Audit Committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The company’s policies are designed to ensure that strategic, operational, legal, reputation and financial risks are identified, assessed and managed to facilitate achievement of the company’s business objectives. The Audit Committee’s charter defines the Committee’s responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function.
The company’s internal audit function (undertaken by KPMG) performs regular reviews on significant areas of risk within the company’s operations to ensure that the internal control plan work is adequate and effective.
The internal audit plan is approved by the Audit Committee at least annually and reviewed regularly. The internal auditor submits regular reports to the Chief Financial Officer, to the Audit Committee and, where appropriate, to the board.
Internal control systems and practices are being comprehensively reviewed to ensure compliance with US Sarbanes-Oxley Act requirements, which the company must comply with from the 2006 fiscal year onwards.
Remuneration and Nomination committee
The board has had a Remuneration Committee since 1995. The committee’s mandate was widened in 1997 to become a Remuneration and Nomination Committee. Members of the Committee at the date of this report are:
Dr Ross Garnaut – Committee Chairman
Dr Peter Cassidy
Mrs Winifred Kamit
All three members of the Committee are independent, non-executive directors.
Under a new charter adopted by the board in July 2005, the committee is responsible for:
•	reviewing remuneration of non-executive directors, the managing director and other senior executives;

•	establishing criteria for membership of the board and its committees, and processes for the identification of suitable candidates;

•	reviewing membership of the board and its committees;

•	nominating members of the board and its committees;

•	formulating policies relating to the retirement of non-executive directors;

•	reviewing management succession planning

•	reviewing human resources and remuneration policies for the company generally; and

•	ensuring the company’s obligations in relation to employee benefits and entitlements, including superannuation, are met.

The Managing Director or other members of management may also attend meetings of the Committee at the invitation of the Committee Chairman whenever particular matters arise that require management participation. However members of management must not participate in the deliberations of the Committee involving matters affecting their position or personal interest. The Company Secretary attends all meetings of the Committee.
The Committee charter is available on the corporate governance section of the company’s website. The Committee reports and recommends to the board on the above issues, with final determinations made by the board.
Environmental and Lihir Impact Committee
The board established this Committee in 1995. Members of the Committee at the date of this report are:
Mrs Winifred Kamit – Committee Chairperson
Dr Ross Garnaut
Mr John O’Reilly
Mr Geoff Loudon
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
Safety and Technical Committee
In October 2005, the board established this Committee having a membership comprised of:
Dr Peter Cassidy – Committee Chairman
Mr John O’Reilly
Mr Geoff Loudon
The Committee meets quarterly and monitors:
•	occupational health and safety standards, policies and issues;

•	technical issues associated with the company’s exploration, mining and processing activities, with reference to the standards set by the company and the standards and norms of the industry more generally; and

•	the status of major capital projects approved by the board.

D. Employees
The numbers of employees and contractors at the end of the last three fiscal years are summarized below:

	2005	2004	2003
Management	14	13	12
Commercial, human resources, towns and site services, community and environment	340	300	279

Mining operations and mine technical	414	407	362
Plant operations and maintenance	359	350	336

Total Lihir employees	1,127	1,070	989
Total contractors (full-time equivalent)	1,506	1,500	1,371

Total	2,633	2,570	2,360
For details of the senior management team, see “Item 6 – A. Directors and Senior Management”.
The increase in employee numbers largely relates to personnel hired to operate the additional mining equipment acquired during 2005. See “Item 4. Information on the Company – B. Business Overview – Description of Operations – Mining Equipment”. Increased contractor numbers were largely associated with construction of the geothermal power station. See Business Overview – Description of Operations – Energy”.
Most employees and all contractors are employed at Lihir Island in Papua New Guinea. Small offices in Port Moresby and Kavieng, Papua New Guinea employ 5 and 1 employee respectively. A small corporate office was also established in Brisbane, Australia in late 2005. At the end of the financial year, 5 staff were employed in Brisbane, including the company’s Managing Director and Chief Financial Officer.
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
E. Share Ownership
The company’s directors and members of its senior management team have disclosed the following interests in shares in the company:

Interest held by director in shares of Lihir Gold Limited

Director
Ross Garnaut	53,225
Peter Cassidy	33,225
Geoffrey Loudon	143,840
Winifred Kamit	2,000
Bruce Brook	10,000
Arthur Hood	43,300
The total notified amount of voting securities owned by directors and officers of the company as a group at the date of this annual report was 285,590 (2005: 232,290) ordinary shares, representing 0.022% (2005: 0016%) of issued ordinary shares.
No options over shares in the company are held by directors and officers of the company.
At the company’s annual general meeting held in April 2006, the company’s shareholders approved the establishment of a Lihir Senior Executive Share Plan (“the Plan”) proposed by the board as a means of attracting motivating and retaining executives and to align the creation of long term value of shareholders in the company with rewards to senior executives.
In summary, the Plan is to operate as follows:
Invitation to participate
The board has the discretion to invite executives to participate in the Plan. Invitations to participate in the Plan will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the company and to returns to shareholders.
An invitation to participate is an offer to be granted or awarded a specified number of share rights. A share right is a right to be provided with an ordinary share in the capital of the company, subject to the terms of the share right. No amount is payable by an executive to be granted share rights. Share rights cannot be transferred and will not be quoted on any stock exchange.
Performance hurdles
For each grant of share rights, the board will set performance hurdles that must be satisfied before the sharerights will vest (i.e. before the executive can exercise the right). Generally, they will be performance hurdles set by reference to external measures (e.g. the company’s performance in comparison to external benchmarks) or internal measures (e.g. the achievement of strategic and operational goals consistent with the duties and responsibilities of the executives concerned) or a combination of both. The Plan will provide that testing of the performance hurdles will occur by reference to a date (“testing date”) not earlier than 12 months after the effective date of grant of the share rights.

The board is also responsible for determining whether performance conditions for particular share rights have been achieved. Whether some or all of the rights awarded to an executive vest will depend upon the extent to which the performance hurdles have been met. Rights will only be tested against the applicable performance conditions or hurdles once. To the extent performance hurdles are not met, share rights will lapse.
There will be a specified time period within which vested share rights must be exercised. All share rights will lapse if they are not exercised within 10 years of their effective date of grant.
Exercise of share rights
If a share right vests and an executive exercises that right, the company is obliged to provide the executive with a fully paid ordinary share, by either procuring the transfer of a share to the executive or issuing a new share. In the case of a transfer, the shares will be purchased on-market and the company will fund the acquisition of the shares for the executive. The board’s policy is for shares to be purchased on-market rather than to be newly issued, and the board intends to do this wherever possible having regard to tax and other relevant considerations. No amount will be payable by executives to exercise their share rights. The Plan does not involve loans being made to any participant.
Shares provided to executives upon exercise of share rights rank equally with all other fully paid ordinary shares in the company then on issue. If not already quoted, the company will seek quotation of them on relevant stock exchanges. The executives will be entitled to all dividends and to exercise all voting rights attaching to the shares provided to them (including while they are restricted shares.
The board has discretion to impose restrictions on shares acquired by an executive upon exercise of share rights. It is intended that executives will be required to hold shares provided upon the exercise of share rights for a minimum of 3 years after the end of the relevant performance year (shares which are subject to this restriction on disposal are referred to below as “restricted shares”). The Board may require that restricted shares be held by a trustee nominated by the company for the executive while they are subject to restrictions.
The Plan prohibits participants from hedging risk associated with holding unvested share rights or restricted shares.
Cessation of employment
The Plan includes provisions for dealing with share rights and restricted shares in the event of an executive ceasing employment. Broadly speaking, subject to the discretion of the board to determine otherwise in any particular case, the Plan provides as follows:
(i)	If an executive ceases to be employed more than 6 months after the effective date of grant of share rights but before the testing date (that is, before the share rights have vested) other than because of misconduct, then the Board may in its discretion determine that the executive may retain his or her unvested share rights or that those unvested rights are to lapse. (If the Board does not make any determination, the unvested share rights will automatically lapse.) If the Board determines that the executive may retain the unvested share rights, then unless the Board determines otherwise, the performance hurdles will be tested by reference to the testing date (being the testing date originally specified in the invitation) and the maximum number of share rights which may vest will be determined pro rata based on the proportion of the performance period for which the executive was employed.

(ii)	If an executive ceases to be employed within 6 months after the effective date of grant of share rights, his or her share rights will automatically lapse.

(iii)	If an executive ceases to be employed after share rights have vested, other than because of voluntary resignation or misconduct, then the board may in its discretion determine that the executive may exercise his or her share rights within the next 90 days or may determine that the rights lapse. (If the Board does not make any determination, the share rights will automatically lapse.) If able to be exercised and the rights are not exercised within that 90 period, then unless the period is extended by the board, the executive’s share rights will lapse.
(iv)	If an executive ceases to be employed while holding shares that are restricted shares, other than because of misconduct, then the board may in its discretion determine that the executive may retain his or her shares, in which case they will no longer be restricted shares, or that the interest in the restricted shares is to be forfeited. Unless the board exercises its discretion to the contrary, the executive will automatically forfeit his or her interest in the restricted shares.

(v)	If an executive ceases to be employed because of voluntary resignation, all share rights (unvested and vested) will lapse unless the board determines otherwise and the executive forfeits his or her interest in all restricted shares.
In the event that shares are forfeited, it is intended that the shares may be provided to other executives who exercise vested share rights, or sold on-market with the proceeds of sale to be paid to the company or invested for future acquisitions of shares in the company for provision to executives under the Plan, or otherwise dealt with as the board decides.
Change of control
The board has discretion to cause share rights to vest early if one of the following “control events” occurs:
(i)	as a result of a takeover bid a person (either alone or with associates) becomes legally or beneficially entitled to more than 50% of the issued ordinary shares in the company;

(ii)	scheme of arrangement or other merger is approved by shareholders which, if implemented, will involve more than 50% of the issued ordinary shares in the company being held by one person (either alone or with associates); or

(iii)	the company’s shareholders pass a resolution for it to be wound up, or a court orders the company to be wound up.
Other terms
Provisions are included for adjustments in the event of certain capital reconstructions of the company, in accordance with the requirements of the applicable listing rules. Share rights do not entitle the holder to participate in rights issues or bonus issues (without first exercising their rights).
The board has the power to amend the rules of the Plan, subject to any applicable requirements of the company’s constitution, the Listing Rules and the law.
The board has responsibility for the administration of the Plan, with the board’s Remuneration and Nomination Committee responsible for determining individual awards made under the Plan. The Plan will include a general power for the board to delegate its powers and discretions.
Shareholder approval was also obtained for the allocation of share rights under the Plan to Mr Arthur Hood, the company’s Managing Director and Chief Executive Officer.
Mr Hood’s service contract provides for an award of share rights with effect on each anniversary of the date of his appointment as Managing Director and Chief Executive Officer. Separate approvals are required to be sought each year, from shareholders.
Mr Hood is to be granted 225,733 share rights under the Plan, this number having been calculated in accordance with Mr Hood’s service contract. It represents the maximum number of shares that would be provided to Mr Hood in the event of optimum performance against all performance conditions.

Performance conditions
The testing date for the share rights to be granted to Mr Hood is September 16, 2006. Accordingly, the performance period will be the one-year period commencing on September 16, 2005.
The share rights have been granted in four separate tranches, each having a separate performance condition. The performance condition for each tranche is as follows:

Tranche 1 - 20% of the award will be subject to the Strategic Performance Condition

This performance condition will be assessed by the board against the company’s performance in developing corporate management and structures in line with board policies to raise the long-term value of the company, including through project and geographic diversification.

Tranche 2 - 20% of the award will be subject to the NPV Performance Condition

This performance condition will be assessed by the Board against changes in the net present value of the company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.

Tranche 3 - 30% of the award will be subject to the Comparator TSR Performance Condition

This performance condition will be assessed by the board against the performance of the:	If the company’s annual TSR when compared with the Comparator Groups’ annual TSR:

• Company’s “total shareholder return” over the performance period against announcement date VWAP (expressed as a percentage); and	•	is greater by 10% or more, all of the rights subject to this condition will vest;

•	average “total shareholder return” of the Comparator Group over the performance period against the Comparator Group’s VWAP on the announcement date (expressed as a percentage).	• •	does not exceed the Comparator Group’s, no rights subject to this condition will vest; or

is greater by less than 10%; a straight-line calculated proportion of the rights subject to this condition will vest.

Tranche 4 - 30 % of the award will be subject to the TSR Growth Performance Condition

Whether or not this performance condition is met will depend on the extent to which the company’s “total shareholder return” increases over the performance period compared to the “announcement date VWAP” (expressed as a percentage).	If the company’s TSR over the performance period increases by:
	•	15% or more, Mr Hood will be entitled to all of the TSR growth shares;

	•	5% or less, Mr Hood will not be entitled to any TSR growth shares; or

	•	more than 5% but less than 15%, Mr Hood will be entitled to a pro rated number of TSR growth shares calculated on a straight line basis.
For the purpose of the above table “the announcement date VWAP” is the volume weighted average sale price of all ordinary shares in the company sold on the Australian Stock Exchange over the 20 trading days up to but excluding the date of announcement of Mr Hood’s appointment as Managing Director and Chief Executive Officer on September 16, 2005.
The Comparator Group was initially comprised of Newmont, Barrick, Newcrest, AngloGold, Oxiana, Goldfields (South Africa), Placer Dome, Rio Tinto Limited, Harmony and Croesus. The Group was altered by the board with the substitution of Kingsgate Limited for Placer Dome and of Sino Gold Limited for Rio Tinto

Limited with effect from March 27, 2006, and with the removal of Croesus from the Group with effect from April 24, 2006. The performance of the Comparator Group will be calculated using a simple unweighted average. The board can adjust the composition of the Comparator Group and the way its performance is calculated if the composition of the group changes materially.
“Total shareholder return” is, broadly, share price growth and dividends reinvested, excluding the impact of franking credits and taxation.
In relation to future grants of share rights to Mr Hood, similar performance conditions will apply except that, for Tranches 3 and 4, the references to “total shareholder return” will be changed to references to “average annual total shareholder return” and the performance period will commence on the date of Mr Hood’s appointment (September 16, 2005) and end on the testing date (which will be the anniversary of the effective date of grant of the relevant share rights).
Rights will only be tested against the applicable performance conditions once (as at the testing date). There will be no further testing of rights after the initial testing.
No share rights have yet been allocated to other executives under the Plan although it is intended that allocations will be made during 2006. The board intends to limit participation in the Plan to those executives able to make a meaningful contribution to the long term growth of the company. Annual awards of share rights to other participating executives will be materially less than those made to the Managing Director.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Following are the persons notified to the company pursuant to the PNG Securities Act 1997 (the “Securities Act”) as substantial shareholders of the company. Under the Securities Act, a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in Lihir. Changes of greater than 1% in the relevant interest of a substantial shareholder must also be notified. The definition of “relevant interest” looks not merely to beneficial ownership of a share but extends to and includes: the power to control the exercise of any right to vote attached to a voting share; the power to acquire or dispose of the voting share; and possession of the above powers by virtue of any trust, arrangement, agreement or understanding.

	Relevant
Name of Substantial Shareholder	interest	Percentage (1)
NWQ Investment Management Company LLC	182,994,274	14.25
Merrill Lynch Investment Managers (Group)	123,023,780	9.58
(Note 1. — The percentages in this column reflect a denominator of 1,284,224,710 representing Lihir’s total issued ordinary shares, excluding the 161,527,405 Class B shares owned by Niugini Mining Limited).
The shares held by Lihir’s major shareholders command no different voting rights to any other ordinary shares.
NWQ Investment Management Company acquired all of its interest in the company during the past twelve months. It had not been a shareholder in the preceding reporting period.
On or before December 1, 2005, the Rio Tinto Group sold its entire shareholding in the company. This shareholding had consisted of 185,758,126 shares or 14.46% of the company’s issued ordinary shares.

Mineral Resources Lihir Limited (MRL) disposed of 15,038,700 shares reducing its shareholding to 62,130,731 shares and from 6.01% of the company’s ordinary issued capital to 4.84%. MRL completed this sell down of shares in January 2006.
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
Following the offering, MRDC held a total of 154,338,862 ordinary shares – transferring half of these shares (77,169,431) to Mineral Resources Lihir Limited (MRL), a subsidiary company of MRDC, established as a trustee on behalf of the people of Lihir under the Lihirian Equity Trust. MRDC subsequently sold its remaining interest on the open market and no longer holds shares in the company. MRL financed its acquisition of shares in the company using funds borrowed by MRDC from European Investment Bank (EIB), which were on-lent by MRDC to MRL. Since 2002 and until December 2004, the PNG Government (through MRDC), MRL, representatives from the Lihirian community and the company have discussed means of ensuring that MRL and MRDC are able to meet ongoing commitments to the EIB. In December 2004, an agreement was signed by MRDC, MRL, the EIB and Lihir Management Company (as agent for the company) in which MRL agreed to sell down a proportion of its shareholding in the company and invest that portion of the proceeds remaining after meeting current commitments to the EIB, as is calculated and agreed to be necessary to meet ongoing commitments. MRDC and the company agreed to each contribute PNG Kina 3,532,759 and US$2,635,000 to help MRL meet its current commitments. These payments were mainly contributed during 2003 and 2004, with a final portion was contributed by the company in January 2006. MRL sold down its shareholding in December 2005 and January 2005 as referred to above. However, MRL elected to sell sufficient of its shares to enable it to repay its entire indebtedness to the EIB, rather than such lesser number of shares as would have been sufficient to enable it to meet its ongoing commitments.

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
Under the State Equity Acquisition Agreement dated March 17, 1995 the PNG Government expressly waived any rights it might otherwise have to acquire an equity interest in any additional mineral discoveries made by the company on Lihir Island pursuant to the Exploration License (or any extension or renewal thereof), in recognition of the fact that it has already been given the opportunity to participate in such discoveries through its indirect equity interest in the company. In connection with an equity offering to institutions on October 7, 1999, Lihir granted an option to MRL (as trustee on behalf of the Lihirian people) to purchase up to 12,531,170 ordinary shares in the company. MRL did not exercise the option prior to its expiry date on January 31, 2000. The option has therefore lapsed. In connection with a further equity offering to institutions in November 2003, the company offered MRL (again as trustee for the Lihirian people) the opportunity to subscribe for up to 10,200,000 ordinary shares. MRL did not subscribe for the shares within the period specified and this offer has also expired. Finally, in connection with the agreement by MRL to sell down its shareholding to service its debt to the EIB in 2003, the company indicated an intention to issue, for zero consideration, a certain number of shares (now calculated to total approximately 3.3 million shares), to MRL. This issue is yet to occur.
As of May 31, 2006, the total number of shareholders with declared addresses in Papua New Guinea was 3,396 holding 71,759,091 shares or 5.59% of the company’s issued ordinary shares.
American Depositary Shares and US Resident Shareholders
A portion of Lihir’s ADSs are traded on the NASDAQ National Market. In the United States, each ADS evidenced by an American Depositary Receipt represents 20 fully paid ordinary shares of the company. The listed ADRs are issued pursuant to a Deposit Agreement in 1995 between the company and the Listed Depositary — The Bank of New York. On May 31, 2006, 10,341,178 ADSs (2005: 7,522,429) representing 206,823,560 (2005: 150,448,580) ordinary shares were held by 12 (2005: 20) registered holders under the NASDAQ — listed ADR program.
The company also has a restricted ADR program following the a placement of shares in October 1999 under which there are 70,000 ADS at 31 May, 2006 (2005: 341,000) representing 1,400,000 ordinary shares held by 3 (2005: 10) registered holders. The restricted ADR are issued pursuant to a Deposit Agreement entered into in October 1999 between the company and the Restricted Depositary – The Bank of New York.
Also on May 31, 2006, there were 57 holders of ordinary shares (2005: 65) with declared addresses in the United States holding 563,680 (2005: 671,700) ordinary shares. In addition, there are a more significant number of United States shareholders who hold beneficial ownership in a more significant number of shares through nominee companies located outside the United States.
Share Options
No options remained outstanding as at December 31, 2005 or at the date of this annual report.
Control
The company is not directly or indirectly owned or controlled by another corporation, by any government interests or by any other natural or legal person.

There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.
B. Related Party Transactions
During a portion of 2005, the Board had two directors who were employees of Rio Tinto; John O’Reilly and Neil Swan. Rio Tinto was a substantial shareholder in the company until December 1, 2005 and, through a subsidiary (Lihir Management Limited), managed the company’s business and operations.
John O’Reilly and Neil Swan were directors of Lihir Management Company, which had a management agreement with the company whereby Lihir Management Company managed the corporate affairs of the company and all aspects of the Lihir operation. Lihir Management Company received a management fee under the terms of the management agreement. Lihir Management Company was a wholly owned subsidiary of Rio Tinto until termination of the management agreement in October 2005, whereupon it became a wholly owned subsidiary of the company.
Mr O’Reilly was a director of Rio Tinto Technical Services Ltd and had general management responsibility for its operations until April 2005. The company obtained specific technical services from this group during the year where the Company considered their knowledge of Lihir Gold Operations, particular expertise and competitive fees to be of advantage. Subsequent to termination of the management agreement between the Company and Rio Tinto, formally concluded in October 2005, further technical and other support services are only available from the Rio Tinto Group in defined areas and to a limited extent. See “Item 10 – Additional Information – C. Material Contracts – Lihir Management”.
The company has contracted for the services of Dr Ross Garnaut, following and relating to his re-appointment by directors as Chairman of the company until April 30, 2007. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him. Dr Garnaut has also agreed to be bound by its terms which are:
–	Dr Garnaut was re-appointed as chairman for a three-year period commencing on May 1, 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement;

–	Gross fees payable to Dr Garnaut for the 2005 calendar year were to amount to AU$162,025, which for 2005, was to be increased by the percentage change in the Australian Consumer Price Index during 2004;

–	No fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office;

–	The company has agreed to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgment is given his favour, he is acquitted, or relief is granted to him under the Companies Act 1997. The indemnity does not apply to the extent it would be inconsistent with the company’s constitution or to the extent the liability is otherwise insured.
Mr Anthony Garnaut, who is the Chairman’s son, provided language interpretation and facilitation services to the Company during 2005.
The interests of the directors listed above were disclosed to the Board prior to the company entering into the relevant contracts or engaging the services as the case may be. Other than Mr O’Reilly’s original involvement in the negotiation of the now terminated Management Agreement with Lihir Management Company, the directors concerned did not take part in discussions on or voting in relation to the company’s decision to enter into the contracts and the directors are satisfied the contracts were on arm’s length terms. The Board’s Audit Committee has an ongoing responsibility to monitor and review related party transactions and to assess their propriety for recommendation to the Board.

C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
This information has largely been included in the financial statements section of this annual report on Form 20-F at Item 18.
Export sales
Under refining arrangements with AGR Matthey, all of the gold produced by the company is exported to and refined in Western Australia. On the completion of the refining process, the gold is credited to the company’s bullion account for ultimate sale.
Legal or arbitration proceedings
The company’s wholly-owned subsidiary, Niugini Mining Limited (NML) has been subject to two claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims were instituted in 1997 and date back to activities prior to ownership of NML by Lihir. One of the claims was dismissed by the Papua New Guinea National Court in November 2004 for want of prosecution. In relation to the other, considerable time elapsed between the time the proceedings were initially instituted and the time at which they were served on NML. An application was instituted that the proceedings be set aside on the basis that they were improperly issued. An appeal was made to the Supreme Court after the National Court ruled against NML in May of 2003. The appeal to the Supreme Court of Appeal was heard on July 26, 2004. The Court did not however hand its decision down until late November 2005. It dismissed NML’s appeal on the basis of its general procedural discretion, finding that the balance of fairness or convenience favoured the claimants. This was derived from the fact that the claim would have been statutorily time barred (having been issued too long after the time when the cause of action arose), which would have been a complete defence available to NML. On the other hand, the Court noted that other defences were still available to NML. No further appeal is now possible in relation to this application. NML intends to defend on the merits of the claim, firstly by requiring a full particularization of it and of the loss and damage suffered by the claimants. This will lead to the need for NML’s defence to be redrawn. In the company’s view, it is a remote possibility that the plaintiff will be able to mount sufficient evidence in support of the claim to satisfy the burden of proof.
Dividend distributions
Lihir declared its maiden dividend of two Australian cents (AU$0.02) per ordinary share in April 2003 and paid it in July 2003. No dividend was declared or paid in either 2004 or 2005. The Board will continue to consider payment of dividends on an annual basis, having regard primarily to the company’s earnings, cash flows and investment requirements.
B. Significant Changes
No significant change in the state of the business has occurred since the date of the annual financial statements as at December 31, 2005.

Item 9. Share Price and Capitalization
The company’s securities consist of ordinary shares and Class B shares. No options remain outstanding. The shares have no par value. All issued shares are fully paid. Class B shares, which are held by Niugini Mining Limited, do not carry voting rights or rights to receive dividends. Class B shares are not transferable and are redeemable at the company’s option. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”
Since the global offering in October 1995, the ordinary shares have traded on the Australian Stock Exchange Limited (ASX), and on SEAQ International, the London Stock Exchange’s system for trading international equity securities that are not listed on that exchange. The majority of the company’s ADSs are traded on the NASDAQ National Market (Market Code “LIHRY”). The ASX is the national stock exchange in Australia. The company is also listed on the Port Moresby Stock Exchange (Market Code “LHG”).
The following tables set forth, for the periods indicated, the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on NASDAQ. Each ADS represents 20 fully paid ordinary shares in Lihir.

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
By Fiscal Year	A$	A$	US$	US$
2000	1.12	0.52	13.75	5.50
2001	1.28	0.54	12.93	5.44
2002	1.65	1.02	19.13	11.50
2003	1.83	1.25	24.17	13.99
2004	1.59	0.90	24.20	12.58
2005	2.35	0.99	37.01	15.30

		Ordinary Shares		American Depositary Shares
	Quarter Ending	High	Low	High	Low
By Quarter		A$	A$	US$	US$
2004	March 31	1.59	1.01	24.85	15.25
	June 30	1.23	0.90	18.61	12.58
	September 30	1.20	0.97	17.80	13.29
	December 31	1.32	1.10	21.03	16.00
2005	March 31	1.18	1.02	18.85	15.30
	June 30	1.28	0.99	19.77	15.45
	September 30	1.92	1.18	29.95	17.41
	December 31	2.35	1.57	37.01	22.67
2006	March 31	2.67	1.99	37.99	29.11

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
By Month	A$	A$	US$	US$
December 2005	2.24	2.08	34.40	30.21
January 2006	2.47	2.18	37.99	32.50
February 2006	2.41	1.99	37.39	29.11
March 2006	2.67	2.14	37.95	31.69
April 2006	3.17	2.68	50.26	37.73
May 2006	3.60	2.67	57.80	37.62

The last reported sale price of the ordinary shares on the ASX on May 31, 2006 was A$2.92. The last reported sale price of the ADSs on NASDAQ on May 31, 2006 was US$ 44.21
At May 31, 2006, the total market capitalization of the company (excluding the shares held by Niugini Mining Limited) was A$3.74 billion (US$2.81 billion).
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
This information was set out in the Form 20-F Annual Report for the fiscal year ended December 31, 2004 and has not changed.
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
A PNG takeovers code, approved under the provisions of the Securities Act, has also applied to the company since September 28, 1998. The fundamental rule under the Takeovers Code prevents any person from having a relevant interest of more than 20% of the voting rights in a target company, except in a manner permitted by the Code. There are no controls below the threshold of 20%. The definition of relevant interest under the Takeovers Code and for the purposes of the substantial shareholder provisions of the Securities Act 1997 looks not merely to beneficial ownership of a share but extends to and includes:
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
Constitution
The company’s current constitution was adopted by shareholders at the company’s annual general meeting held on April 28, 1998. A copy is lodged with the Registrar of Companies in Port Moresby, Papua New Guinea and a copy has been filed as an exhibit to this annual report. The constitution was modelled on the company’s previous memorandum of association and articles of association subject to changes which:
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
The following is a summary of the main points of the company’s constitution. References to clauses refer to clauses in the constitution.
•	The company is incorporated and registered in Papua New Guinea (Number C1-23423) and is a registered foreign company in Australia (ARBN 069 803 998). Under section 17 of the Companies Act, a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and in respect of these purposes, it has full rights, powers and privileges. Therefore it is not necessary to list the objects and purposes of the company in its constitution.

•	In accordance with clause 17, a director may vote on a proposal, arrangement or contract in which he is materially interested provided that he has complied with the Companies Act, the Official Listing Rules of the Australian Stock Exchange and provided the board does not otherwise determine.
•	The constitution contains provisions for the remuneration of directors (including reimbursement of expenses), the indemnification of directors in respect of certain liability or for costs incurred in defending or settling any claim or proceedings relating to such liability, and for effecting insurance for directors to the extent permitted under the Act. These are general powers of the company which may in the normal course be exercised by a resolution of the board. An interested director who has declared his or her interest would be entitled to vote on any such resolution unless the board has determined that the director should not exercise any power in relation to the matter. The interested director is not entitled to vote on a resolution to make that preliminary determination.
•	There are no specific provisions relating to borrowing powers in the constitution. Clause 20.1 provides that the board has all necessary power for managing, and for directing and supervising the management of, the business and affairs of the company to the exclusion of the Shareholders and in accordance with clause 21.9 every resolution of the board is decided by a majority of votes. Therefore, the borrowing by the company is determined by a majority decision of the board.
•	An exercise of the borrowing power may in certain circumstances be subject to the provisions of the Companies Act (section 110) requiring shareholder approval for major transactions.
•	There are no provisions for retirement or non-retirement of directors under an age limit in the constitution.
•	Clause 15.5 provides that a director of the company need not be a shareholder.
•	Clause 10A.2(b) provides that Class B shares have no entitlement to dividends.
•	Clause 24.1 provides that the Board may declare distributions to the Shareholders (other than Class B shareholders) including declaring the property to constitute the distribution and the time of the distribution. Shareholder approval is not required for a distribution. Clause 24.3 provides that where the Board has declared a dividend the obligation of the company to make the distribution only arises when the Board fixes the time for distribution and that time has arrived. Clause 24.8 provides that each dividend in respect of each share must be distributed according to the amount paid up on that share save to the extent that the terms of issue of a share provide otherwise. The company does not have any partly paid shares on issue.
•	Clause 24.18 provides that all dividends declared but unclaimed may (in the case of dividends not to be distributed as money) be realized into money and (in any case) be invested for the benefit of the company until claimed or until required to be dealt with under any applicable law dealing with unclaimed money.
•	Clause 5.6 provides that if a call in relation to a share is due and payable and not paid, the shareholder has no right to receive any dividends and has no right to vote.
•	Clause 10A.2(a) provides that the Class B Shareholders do not have any voting rights.
•	Clause 13.2 provides that each shareholder who is entitle to vote on a resolution (where not disqualified from voting pursuant to the Listing Rules or the Act) has one vote on voting by voice or show of hands, and on a poll he has the number of votes equal to the number of fully paid shares held by that person.
•	Under clause 15.3, one third of the directors (excluding the managing director) retire by rotation each year and are eligible for re-election.

•	Clause 27.3 provides that after distribution of assets to repay paid up capital any surplus assets will be distributed to the shareholders in proportion to the amount paid up by the shareholder on each share, save to the extent that the terms of issue of a share provide otherwise.
•	Clause 10A.2(d) provides that the Class B shares are redeemable at the option of the company for consideration of K100 per million (or part thereof) of those shares.
•	Clause 2.6(b) provides that the company is authorized to redeem any redeemable shares subject to the provisions of the Listing Rules and the securities clearing house business rules of Australia.
•	There are no provisions in the constitution in relation to sinking funds.
•	Clause 5 provides that the Board may make calls on a shareholder in respect of any or all of the amount unpaid on the share unless the terms of issue make that payment payable at a fixed time. The constitution does not expose the shareholders to any liability to further capital calls by the company.
•	There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the constitution.
•	Under the Companies Act, any provision of the constitution can be altered by special resolution of the shareholders requiring a 75% majority vote of those attending and voting.
•	Clause 8.2 provides that where the company by ordinary shareholders’ resolution consolidates, divides or sub-divides its shares, the company may also by special resolution determine that, as between the shares resulting from the consolidation, division or sub-division, one or more of those shares has some preference or special advantage as regards dividends, capital, voting or otherwise over or compared with the other shares.
•	Clause 8.3 provides that if the shares are divided into different classes of shares, the rights attached to any class of shares may only be varied or abrogated with either the written consent of 75% of the shareholders of that class, or, sanction of a special resolution passed at a separate meeting of that class of shareholders.
•	Clause 8.4 provides that the board may do anything to give effect to any resolution authorizing or effecting the alteration of the share capital of the company, the variation or abrogation of rights attaching to any class of shares, or to adjust the rights of all parties.
•	Clause 11.3 provides that the board may convene a special meeting of the company at any time. Alternatively, clause 11.4 provides that the shareholders may requisition the holding of a special meeting as provided by section 102(b) of the Act, which requires a written request of shareholders holding shares carrying not less than 5% of the voting rights.
•	Clause 11.2 provides that the company must hold an annual general meeting in accordance with the Act, which must be held not later than 15 months after the previous annual general meeting.
•	Fourteen days’ written notice of the meeting must be sent to the shareholders, directors and auditor of the company, stating the nature of the business, the text of any special resolution and, if required by the Australian Stock Exchange Listing Rules, include a form of proxy.
•	All shareholders (including Class B shareholders) may attend a meeting of shareholders either in person, by proxy, by attorney or (in the case of a shareholder which is a body corporate) by a representative.
•	Clause 12.2 provides that no business may be transacted by a meeting of shareholders unless a quorum of three is present. Clause 12.3 provides that, where a quorum is not present within 30 minutes after the time appointed for the meeting, (in the case of a meeting requisitioned by shareholders), the meeting is

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
C. Material Contracts
Lihir Management
Until October 10, 2005, certain agreements were in place whereby the company contracted with subsidiaries of Rio Tinto for (a) management of a significant proportion of its corporate affairs and of its mining and gold producing activities on Lihir Island; and (b) the provision of technical support, or certain commercial terms and conditions. More detailed outlines of these agreements are set out below.
While the company’s board of directors had ultimate control and responsibility for all of the company’s operations and the exercise of all the company’s powers and rights, pursuant to the management agreement the board of directors delegated to Lihir Management Company Limited (then a wholly owned member of the Rio Tinto Group) the authority and responsibility to manage the corporate affairs of the company, the mining and process operations, any exploration activities undertaken by the company in the Lihir Group of islands, and any other operations and activities of the company. Subject to the restrictions described below, Lihir Management Company was permitted to enter into contracts on behalf of the company and to pay, out of the company’s funds, all costs and expenses incurred by it in connection with its role as manager of the Lihir operation, including, without limitation, the salaries and other compensation payable to Lihir Management Company personnel, and the monthly management fee referred to below. In addition, Lihir Management Company was permitted to contract for the performance of its duties under the management agreement, provided, however, that any contracts with a related corporation of the manager were required to be on ordinary commercial terms and at a cost no greater than that of obtaining the services from an independent contractor.

Lihir Management Company’s discretion to manage the Lihir operation was limited in certain respects. Lihir Management Company could not, without the approval of the company’s board, incur any individual capital expenditure in excess of US$3,000,000 (which sum was reduced to US$1,000,000 from mid-2003) except in accordance with a budget approved by Lihir’s board of directors, or incur any expenditure either in excess of 110% of an approved budget (except in emergency circumstances) or in excess of US$10,000,000 other than in accordance with an approved budget. In addition, Lihir Management Company could not at any time, without the approval of the company’s board:
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
The board of directors had delegated all of its responsibilities with respect to the company other than the responsibility to:
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
Until the end of 2003, Lihir Management Company was paid a monthly management fee equal to the greater of US$250,000 (adjusted annually by the implicit price deflator for the US Gross National Product), or 1.5% of the average monthly operating costs of the Lihir operation during the preceding three months. From the commencement of 2004, this fee was reduced and was capped at US$1.5 million per annum. In addition, Lihir Management Company was entitled to receive 1% of all costs incurred on any expansion of the operation involving capital expenditures greater than US$50 million. For the purposes of the foregoing, all capital and operating costs were calculated excluding the management fee paid or payable to Lihir Management. The company’s obligation to pay the management fee was to be suspended, 12 months after mining operations have been suspended as a result of certain specified events of force majeure, and one month after mining operations are suspended for any other reason.
The appointment of Lihir Management Company as the manager of the Lihir operation was to continue during the term of the mining development contract unless the management agreement was earlier terminated. The company was able to terminate the management agreement for specified reasons, including certain events of insolvency of Lihir Management, any breach by Lihir Management Company of the terms of the management agreement, or if Rio Tinto’s interest in (14.46%) of the issued shares of the company was reduced, (directly or indirectly) or Lihir Management Company ceased to be a wholly owned subsidiary of Rio Tinto or, upon six months’ notice after the management agreement has been in effect for 20 years. In addition, the parties were able to agree to terminate the management agreement, while Lihir Management Company was able to terminate the management agreement, upon six months notice after the later of 10 years after the date of the agreement, and the repayment of all loans to the company, the terms of which required management of the Lihir operation by a related corporation of Rio Tinto.
The management agreement provided that none of Lihir Management Company, Rio Tinto, subsidiaries of Rio Tinto, or any of their respective directors, officers, employees, agents and representatives were to be liable to the company for, and all such entities and persons were indemnified and held harmless by the company against, any costs, losses, claims, damages or liabilities (collectively, “Losses”) incurred, suffered or done in the course of the discharge of or arising in any way from, or in connection with the failure by the manager to discharge its duties under the management agreement, unless they resulted from the manager’s willful omission or willful misconduct (each as defined therein). No such liability could result from a breach of the management agreement, if the breach would not have occurred if Lihir Management Company had not acted upon or omitted to act, following the instructions of or in accordance with any decision or determination by the company’s board of directors. The company was indemnified by Lihir Management Company for losses that are the result of the manager’s willful omission or willful misconduct.
Guarantee of Financial Obligations under Management Contract. Lihir Management Company was a wholly owned subsidiary of Rio Tinto Western Holdings Limited, which is wholly owned by Rio Tinto plc. Rio Tinto Western Holdings Limited issued a guarantee dated May 22, 1995, in favor of Lihir, of the financial obligations of Lihir Management Company under the management agreement. The guarantee was not able to be terminated by the guarantor while Lihir Management Company had any financial liability to the company under the management agreement. The guarantee did not apply to financial obligations arising from acts or omissions of Lihir Management Company after Lihir Management Company had ceased to be a subsidiary of the guarantor, provided the guarantor has procured an acceptable replacement guarantee from another guarantor acceptable to the company. The guarantee was not a guarantee of Lihir Management’s performance under the management agreement.
Technical Support Agreement. Under a technical support agreement, Rio Tinto agreed to provide to Lihir Management Company from its own resources, or from the resources of other members of the Rio Tinto Group, upon Lihir Management’s request, all advice and personnel as may be required to enable Lihir Management Company to discharge its duties as manager under the management agreement.
In the technical support agreement, Rio Tinto agreed to provide a variety of personnel to assist Lihir Management. At a flat rate (subject to increases for inflation) of US$600 per person per day, (plus travel and accommodation costs), Rio Tinto was to provide contract services for such matters as ore reserves, mine engineering, geothermal issues, metallurgy, general engineering, infrastructure and financial analysis. In addition to these contract services, Rio Tinto could be called upon to provide support for Lihir Management’s treasury, accounting, legal, mine planning, environment, financing, risk management and other such matters. For these services Rio Tinto was reimbursed for out-of-pocket travel and accommodation expenses. Rio Tinto also, from time to time, transferred for a specified period seconded personnel to Lihir Management Company, to serve as senior management and to perform certain administrative functions, and was entitled to receive from Lihir Management Company an amount equal to the salary and statutory social security charges in respect of such personnel.

On October 10, 2005, the company entered into agreements with certain members of the Rio Tinto group under which:
•	the agreements referred to above were terminated;

•	the company acquired all of the shares of Lihir Management Company Limited with consideration consisting of a nominal sum, together with transfer of the cash holdings, accrued accounts receivable and net income tax credits receivable at that date;

•	the Rio Tinto Group agreed to provide, at the company’s option, certain defined technical and procurement services to the company on certain commercial terms for a term of up to 2 years; and

•	the company granted certain releases and indemnities to the Rio Tinto Group in connection with the termination of the management agreements.
The agreements effecting these arrangements consisted of:
(a)	Share Sale and Purchase Agreement between Rio Tinto Western Holdings Limited and the company dated October 10, 2005;
(b)	General Termination and Releases Deed between the company, Lihir Management Company Limited, Rio Tinto Western Holdings Limited and Rio Tinto plc dated October 10, 2005; and
(c)	Technical and Procurement Services Agreement between Technological Resources Pty Ltd, Rio Tinto Services Limited and the company, also dated October 10, 2005.
The company’s management and those individuals comprising it, including the Chief Executive Officer, and all of its employees are now independent of the Rio Tinto Group. See Item 6 – Directors, Senior Management and Employees – A. Directors and Senior Management.
PNG Mining Laws
The principal PNG mining laws are the PNG Mining Act 1992, the Mining (Safety) Act (Chapter 195A of the PNG Revised Laws) and the Regulations under these acts.
There are various actual and proposed changes to legislation regulating mining in PNG. These changes include new legislation in the form of the Mineral Resources Authority Act 2005, proposed amendments to the existing Mining Act 1992, the Mining (Safety) Act (Chapter 195A), mining and safety regulations and the proposed addition of regulations governing mine closure.
The Mineral Resources Authority Act 2005, came into operation on January 1, 2006. This Act essentially provides for the replacement of the existing Department of Mines as the public administrator of the mining industry with an independent statutory authority known as the Mineral Resources Authority. While the Authority exists as a legal entity, no administrative body or board has been established to operate and enforce the functions of the Authority.
The Department of Mining is continuing to act as the administrator of the mining industry until the board and administration of the Authority have been properly established.
Several drafts of proposed changes to the Mining Act, the Mining Safety Act and mining, safety and mine closure regulations have been published and made publicly available for discussion. The final draft of the proposed amendments to the Mining Safety Act and proposed regulations have been provided to the Department of Mining for consideration. However the final draft of the Mining Act and associated regulations are still to be provided to the Department.
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
Related Agreements with PNG Government
Exploration License. The Exploration License, (EL485) which gives the company the exclusive right to explore for gold and other minerals over the rest of Lihir Island, including Luise Harbour, has been renewed on eight occasions since its original issue in 1983, the most recent extension being made from March 31, 2006 and expiring on March 31, 2008. The Special Mining Lease has been carved out of the area previously covered by the Exploration License. For a discussion of exploration licenses generally, see “PNG Mining Laws” above.

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
The Mining Development Contract may only be terminated by the PNG Government if the Special Mining Lease expires and is not renewed, or the company surrenders the Special Mining Lease (other than for the renewal or extension thereof or for the issuance of a new Special Mining Lease), or the company abandons the Lihir operation, or if the company materially defaults in the performance of its significant obligations under the Mining Development Contract. The company’s obligations include:
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
Local Community Agreements
On November 9, 2005, the company entered into an agreement with the Lihirian community, represented by the Nimamar Rural Local Level Government and the Lihir Mining Area Landowners Association together with the State of PNG and the New Ireland Provincial Government. This agreement, negotiated over a number of years, reconfirms the company’s licence to operate granted by the community and defines the level of benefits to be paid over the next five years. The package involves an annual funding commitment of K20 million (approximately US$6.2 million) for each of the next five years, plus an additional one-off investment of K7 million in an income generating businesses on behalf of the landowners from the Special Mining Lease.
The agreement updates the Integrated Benefits Package as well as rolling up all the obligations existing under that Package and establishing a comprehensive system for its administration. The key components of the original Integrated Benefits Package include the Putput and Ladolam Relocation Agreement and the Compensation Agreement for land, crops, water and air, dated April 26, 1995. See “Item 4. Information on the Company – B. Business Overview – Community Affairs”.
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
In or around November 2005, MRL decided to sell a greater proportion of its shareholding, sufficient to enable it to repay its entire indebtedness to the EIB rather than to merely service the loan. As a result of this decision and of the revised arrangements for payment of the 2004 installment by MRL to the EIB, an Amended and Restated Lihirian Equity Settlement Agreement was entered into between the same parties (save that the company was a party directly rather than LMC for and on its behalf) on January 27, 2006. See Item 7 – Major Shareholders and Related Party Transactions – PNG Government Participation and Mineral Resources Lihir Limited shareholding.
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
Blasting Contract
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
In December 2002, Lihir renegotiated the purchase price of bulk explosives from the blasting contractor. The net result was cost neutral with higher operational flexibility and productivity. Further contractual negotiations with the blasting contractor are being conducted during 2005 and 2006.
Financing Agreements
The company initially funded a portion of the construction of the Lihir operation pursuant to a loan agreement, dated August 18, 1995.
This loan agreement and supporting bank financing agreements were terminated by agreement on November 22, 2000, and replaced by a syndicated facility agreement (Original SFA) which was in the form of a US$50 million revolving credit facility, arranged and underwritten by ABN AMRO Australia Limited with Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited also participating in this facility. In January 2004, NM Rothschild & Sons Australia Limited substituted for Deutsche Bank AG. The Original SFA attracted an overall interest rate of 2.9% over LIBOR.
Lihir had only one other financing arrangement, which was originally a US$26.5 million facility from the European Investment Bank, dated February 15, 1996. That facility was prepaid in its entirety on April 30, 2004.
In September 2005, the company entered into a syndicated facilities agreement (New SFA) with a syndicate of 12 banks led by ABN AMRO Bank N.V. (Australia Branch) and consisting of ABN AMRO Australia Limited, Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, Singapore Branch, BNP Paribas, Singapore Branch, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Hong Kong Branch, Société Générale, Australia Branch, WestLB AG, Sydney Branch and Westpac Banking Corporation. Under the New SFA, the banks made available to the company:
•	a Gold Facility of up to $480,000 ounces of gold; and
•	a revolving credit facility of US$50 million (RCF).
The Gold Facility was established for the following purposes:
1.	To repay the Original SFA;

2.	To assist in funding the expansion of the company’s gold production by approximately 140,000 ounces per year on average through the addition of a 3 million ton per annum floatation processing facility; and
3.	To finance a restructuring of the company’s hedge book.
The RCF is for the general working capital requirements of the company. No drawings have been made under the RCF.
In September 2005, the company drew down 480,000 ounces of gold which it sold at the then spot gold price of US$449 per ounce, raising US$216 million.
The final maturity date of the Gold Facility is June 30, 2011 with repayment instalments to be made in physical gold, commencing in September 2007. All amounts owing under the RCF must be repaid on June 30, 2011.
Gold outstandings bear interest at a rate determined by reference to the arithmetic mean of the offered rates displayed on the Reuters screen page GOFO plus a margin of 1.90%. The interest rate on amounts drawn under the RCF is determined by reference to the arithmetic mean of the offered rates quoted on Reuters screen page LIBOR 01 and the margin on 1.90%.
The establishment of the New SFA has enabled the company to restructure its hedge book which involved changing the profile of future gold deliveries and spreading them over a longer period. US$62 million was utilized to cancel certain substantial out of the money hedges, to extend maturity dates and to increase strike prices for a major portion of its hedge book. Following the completion of the restructure in September 2005, the hedge book totalled 1.22 million ounces of gold in addition to the gold loan of 480,000 ounces, giving total forward gold commitments of approximately 1.7 million ounces.
The following summaries do not purport to be complete and are qualified in their entirety by reference to all the provisions of the respective agreements, filed as exhibits to this annual report on Form 20-F, including the definitions used in those agreements.
Syndicated Facilities Agreement – documents Term and Conditions
The representations, undertakings and events of default in the New SFA are largely similar to those contained in the Original SFA.
•	Purpose: See above

•	Pricing:

Benchmark rate for Gold Facility – Reuters screen page GOFO

Benchmark rate for RCF – Reuters screen page LIBOR 01

Interest Margin 1.90%

Political risk premium 0.95%

Certain limited circumstances (such as changes in law and official regulations) could increase the cost of funds.

•	Prepayment: The gold loan can be prepaid on any interest payment date without penalty or at any other time on payment of any break costs, subject to a minimum amount of 10,000 ounces and giving 2 days’ notice. Cash advances under the RCF can be prepaid on any interest payment date without penalty or at any other time on the payment of any break costs, subject to a minimum of

US$2,500,000 and the giving of 2 days’ notice. Any undrawn commitments under the RCF may be cancelled without penalty on giving 10 days’ notice.

•	Repayments: Gold loans are repayable in gold ounces to be delivered to the banks in 16 quarterly instalments from September 2007 through to June 2011 inclusive. Cash advances under the RCF must be repaid on 30 June 2011.

•	Security: The banks and the hedge providers have the benefit of charges and mortgages over the assets of the company.

•	Conditions: The Gold Facility is fully drawn. No drawings may be made under the RCF if an event of default or a potential event of default subsists.

•	Representations and Warranties: The company was required to make customary representations and warranties, certain of which are required to be repeated every 6 months.

•	Undertakings: Undertakings given by the company included:

-	compliance with the 1998 World Bank Environmental Health and Safety Guidelines;

-	providing the Facility Agent and the Independent Engineer each year with the annual life of mine plan and a certificate detailing the debt service cover ratio and the loan life cover ratio for the relevant period; and

-	a restriction on committing to forward sales or derivative hedging instruments which would create a commitment of more than (i) 10% of its proven and probable reserves, and (ii) 80% of its annual exposure to foreign exchange and interest rate market risks.
•	Distributions to subordinated lenders and shareholders: If, at December 31 and June 30 in any year the debt service cover ratio for the preceding 12 months is equal to or greater than 1.35:1 and the loan life cover ratio is equal to or greater than 1.65:1, the company will have the right to withdraw from the secured accounts excess project cash flow which exceeds a minimum liquidity balance of US$15 million (Permitted Dividend) This withdrawal right commences after December 31, 2007, and that minimum liquidity balance must be maintained at all times.

•	Mandatory Prepayment: If a Permitted Dividend is paid, the company must deliver to the Facility Agent a quantity of gold which has a US dollar value equal to 50% of that Permitted Dividend.

If on any December 31 or June 30, the debt service cover ratio is below 1.65:1, on the next interest payment date, the company must apply:
(i)	any excess project cash flow which would have been available to pay a Permitted Dividend had the requisite ratio tests been met; and;

(ii)	any surplus gold (being gold in its unallocated bullion account which is not required to meet gold delivery obligations under the New SFA on that interest payment date), to reduce the gold loan. Any mandatory prepayment must be applied in inverse order of maturity.
•	Events of Default: In addition to the normal default provisions relating to the non payment, financial distress, misrepresentation, cross-default and breach of undertakings, the New SFA includes default provisions covering material adverse change, expropriation, political risk events, certain exchange control impositions and loss of political risk insurance. Further, it will be an event of default if at any December 31 or June 30 in any year, the debt service cover ratio for the previous 12 months is less than 1.1:1 or the loan life cover ratio is less than 1.2:1 and the company does not remedy the breach within 30 days.

If an event of default is continuing, the Facility Agent acting on the consent of a majority of the banks (being banks whose RCF commitments exceed 66% of total RFC commitments) may cancel the RCF commitment and accelerate redelivery of all gold outstandings and the repayment of cash advances under the RCF.

•	Review Event: If without the consent of the Facility Agent (acting on the instructions of a majority of the banks), a person not in control of the company acquires such control, then the banks may within 30 days of being notified, request the company to agree to required amendments to the facilities (including a change in margin and facility limits). If no agreement is reached, the banks may require all Gold outstanding to be redelivered and cash advances under the RCF to be repaid.

Security Trust Deed
Under a Security Trust Deed dated 22 November 2000 (as amended), ABN AMRO Australia Limited (Security Trustee) holds certain mortgages and charges granted by the company (Security) in trust for defined beneficiaries which include the syndicate of banks in the New SFA, certain hedge counterparties of the company and the political risk insurer to the extent of any payment made by it under the political risk insurance policy.
The Security is held to secure moneys owing by the company under nominated finance documents which include the New SFA and hedge contracts with certain hedge counterparties. In general terms, the Security Trustee is required to act in accordance with instructions of a majority of the financiers under the New SFA.
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
The PNG Central Banking (Foreign Exchange and Gold) Regulations generally require that PNG residents (including the company), obtain approval from the Bank of Papua New Guinea, which is the PNG Government Central Bank for the inflow and outflow of currency and gold to and from PNG. Some exemptions came into effect on 1 June 2005, but it remains the position that for a PNG company to hold foreign currency, it must have in place relevant approvals from the Central Bank. Lihir holds such approvals. As is ordinarily the case with large mining and petroleum projects in PNG, under the Mining Development Contract, the PNG Government has agreed to ensure that the PNG Central Bank will grant to the company, permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds, into offshore accounts. The company is currently permitted to retain, in the offshore accounts, proceeds from the sale of mining products, and the proceeds of bank loans and insurance policies in an aggregate amount, sufficient to pay three months anticipated loan servicing obligations, payments for goods and services to persons resident outside of PNG, dividends to non-PNG shareholders, and payments for certain approved reductions in share capital. To the extent the foregoing permissions are insufficient for such purposes; the company would require the approval of the PNG Central Bank in particular, for transactions involving offshore debt or equity.
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
Foreign workers, including those employed by the company, if they are resident in Papua New Guinea, will be subject to exchange control administered by the PNG commercial banks on behalf of the Central Bank. A taxation clearance certificate is generally required where cumulative remittances of foreign currency exceed K200, 000 in a calendar year, and formal exchange control approval is generally required for the purposes of buying securities listed on a stock exchange outside PNG. A person in this position will be able to purchase the company’s ordinary shares, or American Depositary Shares, on exchanges outside PNG, on which they are listed for quotation.
A foreign worker employed by the company, who is resident in Papua New Guinea, will be permitted to purchase the company’s ordinary shares on the Port Moresby Stock Exchange in Papua New Guinea, without any restriction. A person, who is not resident in Papua New Guinea, will be able to purchase the company’s ordinary shares or American Depositary Shares, on the exchanges on which they are listed for quotation without any restriction. This position is generally applicable to PNG companies.
Any person who has purchased the company’s ordinary shares would be permitted to hold them, and exercise the votes attached to them, without any limitations, subject to the provisions of the PNG Companies Act.
E. Taxation
The following discussion is a summary of United States federal income, Australian and PNG tax consequences, to U.S. holders of ordinary shares, or of ADSs evidenced by ADRs. The discussion does not purport to be a comprehensive discussion, and is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the tax laws of PNG as in effect on the date hereof, which are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between United States and PNG. This discussion is also based in part, upon the representations of the ADS Depositary, The Bank of New York, and assumes that each obligation in the Deposit Agreement, and any related agreement, will be performed in accordance with its terms. The discussion does not consider any specific facts or circumstances that may apply to a particular investor, some of which (for example, tax-exempt entities, banks, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors who hold ordinary shares or ADRs as part of straddles, or hedging or conversion transactions, investors that actually or constructively own 10% or more of the company’s voting stock and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Prospective purchasers of ordinary shares or ADSs are urged to consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences including the PNG consequences, of owning and disposing of ordinary shares or ADS.
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
Taxation of Dividends
Subject to the discussion under “Passive Foreign Investment Company Considerations” below, under United States federal income tax law, U.S. Holders will include in gross income as a dividend the gross amount of any distribution paid (before reduction for PNG withholding taxes) by the company, to the extent of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the dividend is received, actually or constructively, by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. Dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the U.S. Holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that the company pays with respect to ADSs listed on the NASDAQ generally will be qualified dividend income as long as, in the year that the U.S. Holder receives the dividend, the ADSs continue to be readily tradable on an established securities market in the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the distribution included in gross income will be the U.S. dollar value of the PNG Kina payments made, determined at the spot PNG Kina/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars, will be treated as ordinary U.S.-sourced income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holders basis in the ordinary shares or ADSs and thereafter as capital gain.
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
The company believes that it will not be treated as a PFIC for its 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 taxable years. However, the classification of the company as a PFIC will depend on a factual determination made annually and thus may be subject to change, depending upon the character of the company’s income and assets in future years. For transactions entered into prior to January 1, 2006, the Code generally treats gains from transactions in commodities, such as gold, as passive income unless “substantially all” of a company’s business is as an active producer of the commodity. The Regulations define “substantially all” to mean that 85% or more of a producer’s gross receipts must be gross receipts from sales in the active conduct of a commodities business or certain related activities. Due to the factual nature of this analysis and certain recent changes to the applicable law, there can be no assurance that the company would not be treated as a PFIC in future taxable years, even though it is earning income from its mining operations.
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
A U.S Holder who makes the mark-to-market election (described above), but who did not make a QEF election for any prior holding periods, in which the company was a PFIC, generally will be subject to the PFIC rules in the first taxable year of making the mark-to-market election, with respect to any distribution on or disposition of such ordinary shares or ADSs, or with respect to any amount includable as a result of making the mark-to-market election.
Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.
A U.S. Holder who owns ordinary shares or ADSs during any year that the company is a PFIC must file Internal Revenue Service Form 8621 with respect to that year.
Australian Taxation
Australian stamp duty is not payable on transfers of marketable securities that are quoted on the Australian Stock Exchange and registered in Australia. No Australian stamp duty is payable on the issue or transfer in the United States of an ADR for Lihir shares.
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
If a US holder is a natural person resident of PNG, dividends paid by the company on the ordinary shares held by that person and income received from the ADR’s held by that person, will be exempt from income tax in PNG where the dividend paid has been subject to PNG dividend (withholding) tax. If a US holder is a company resident of PNG or a superannuation fund resident of PNG, dividends paid by the company on the ordinary shares held by that person and income received from the ADR’s held by that person, will be subject to income tax at normal rates of tax applicable to companies. However, the US Holder will be entitled to a rebate of tax equal to the amount of tax payable on the net dividend income included in the US Holder’s PNG taxable income. If the US holder is a company, and the US Holder pays a dividend to its shareholders, a credit may be claimed against the US Holder’s obligation to deduct PNG dividend (withholding) tax on the dividend it pays, for the dividend (withholding) tax which has already been paid on the dividend received from the company.
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
It is also possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549 and over the internet at the SEC’s website at ww.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosure about Market Risk
A. Quantitative Information about Market Risk
Gold Commodity Price Risk
Market risks relating to the company’s operations result primarily from changes in the market price for gold. See “Item 3. Key Information – D. Risk Factors – Lihir’s results are dependent on volatile gold prices”.
The following tables summarizes Lihir’s gold price hedging program as at December 31, 2005:
Put Options Bought

		Average
		Strike price	Put Revenue *[1]
Year	Ounces	(US$/Oz)	(US$ millions)
2006	19,000	315.00	5.9
2007	76,000	315.00	23.9
2008	—	—	—
2009	—	—	—
2010	—	—	—
2011	13,000	375.00	4.9
2012	26,000	375.00	9.8
2013	26,000	375.00	9.8

Total	160,000	339.38	54.3

*1	Lihir has the option to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised by Lihir, if the spot price for gold is below the put price at the time this put option is due for delivery.

Call Options Sold

		Average
		Strike price	Call Revenue *[2]
Year	Ounces	(US$/Oz)	(US$ millions)
2006	19,000	307.00	5.8
2007	76,000	307.00	23.3
2008	—	—	—
2009	—	—	—
2010	—	—	—
2011	13,000	375.00	4.9
2012	26,000	375.00	9.8
2013	26,000	375.00	9.8

Total	160,000	334.63	53.6

*[2]	Lihir can be called upon to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised against Lihir, if the spot price for gold is above the call price at the time the call option is due for delivery.
Forwards

		Average
		Strike price	Revenue
Year	Ounces	(US$/Oz)	(US$ millions)
2006	187,500	331.72	62.2
2007	115,000	330.26	38.0
2008	145,000	327.12	47.4
2009*	240,000	371.67	89.2
2010*	240,000	371.67	89.2
2011*	120,000	371.67	44.6
2012	—	—	—
2013	—	—	—

Total	1,047,500	353.80	370.6

*	The gross price for the forwards in these years is shown. The price net of fees is US$350.00.
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

Hedging Valuations Summary

	As at Dec 31,			As at Dec 31,			As at Dec 31,
	2005			2004			2003
Prevailing spot price	US$	517.38		US$	438.00		US$	417.50

minimum revenue from hedge programs	US$	424	m	US$	639	m	US$	671	m
Revenue generated from same number of ounces at prevailing spot price	US$	625	m	US$	843	m	US$	847	m

Out-of-the-money position	US$	263.2	m	US$	233.6	m	US$	199.4	m
Fair value reserve	US$	304.6	m	US$	232.2	m	US$	206.5	m

Revaluation (costs) / benefits relating to ineffective hedges	(US$	5.4	m)	US$	8.6	m	US$	12.1	m
The minimum total revenue generated from these programs will be US$424 million (2004: US$639million and 2003: US$671 million). Revenue generated from the same number of ounces at the prevailing spot price at December 31, 2005, of US$517.38 per ounce would be US$625 million (2004: US$843 million at US$438.00 per ounce and 2003: US$847 million at US$417.50 per ounce).
On December 31, 2005, the estimated fair value of the total hedge program as determined by applying the valuations prepared by independent parties, Oakvale Pty Ltd in 2005, and NM Rothschild in 2004 and 2003, based on the prevailing spot price of US$517.38 (2004: US$438.00, and 2003: US$417.50), was US$263.2 million out-of-the-money (2004: US$233.6 million out-of-the-money, and 2003: US$199.4 million out-of-the-money). At the spot price plus 10% (US$569.12) the estimated fair value would be approximately US$326 million out of the money. Conversely at the spot price less 10% (US$465.64) the estimated fair value would be US$201 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.
Net profit for 2005 included revaluation costs relating to ineffective hedges of US$5.4 million (2004: revenue of US$8.6 million, and 2003: revenue of US$12.1 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2004 lease rates had declined near historical low levels. The cost of US$5.4 million (2004: revenue of US$8.6 million, and 2003: revenue of US$12.1 million) has arisen due to lease rates rising in 2005 from the 2004 low levels.
The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At December 31, 2005, shareholders equity included a hedging fair value reserve of negative US$304.6 million before tax (2004: negative US$232.2 million, and 2003: negative US$206.5 million).
Interest Rate and Exchange Rate Risk
The company does not currently use financial instruments to hedge interest rate or exchange rate exposure.
At December 2005, the company had US$215.5 million outstanding on its gold loan with no amount outstanding on its revolving credit facility. Interest applicable to the facility is paid in ounces, is valued at cost of sales, and is therefore not directly affected by movements in interest rates. The company’s interest expenses on its derivatives swaps are sensitive to changes in the London Inter-Bank Offered Rate (LIBOR), as these swaps bear a LIBOR based interest rate.
The net potential gain to the group, over one year that would result from a hypothetical, instantaneous and favourable change in 100 basis points increase in the interest rates of all variable financial assets, and liabilities on December 31, 2005 would be approximately US$0.5 million for a full year impact. Excluding the cash on deposit component in the calculation, the net interest rate exposure would equate to a potential net loss in earnings of US$0.1 million.
The company’s functional currency is the US dollar but some transactions are denominated in Australian dollars and Kina. By way of illustration of the sensitivity of exchange rates on such transactions, a 10% unfavourable change in the Australian to US dollar exchange rate would have an adverse effect of approximately US$5 million on earnings after tax. Similarly, a 10% unfavourable change in the Kina to US dollar exchange rate would have an adverse effect of US$4 million on earnings after tax.
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
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
For its 2005 fiscal year, the company performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis. The evaluation was performed under the supervision of the company’s Chief Executive and Chief Financial Officers. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the company’s management, including the CEO and CFO, concluded that Lihir’s disclosure controls and procedures were effective as of December 31, 2005.
There have been no changes in the company’s internal control over financial reporting that have occurred since January 1, 2005, which have materially affected, or are reasonably likely to materially affect Lihir’s internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The company’s board determined that it has an audit committee financial expert serving on its audit committee with the appointment of Mr Bruce Brook as a non-executive director and audit committee chairman on December 4, 2005. Mr Brook is independent as that term is defined by NASDAQ Marketplace Rules 4200 and 4350.
Although the board has determined that Mr Brook has the requisite attributes defined under the rules of the U.S. Securities and Exchange Commission (the “SEC”), his responsibilities are the same as those of the other audit committee members. He is not acting as an auditor or an accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of Lihir’s financial statements and financial disclosures. The audit committee relies on the information provided by management and the external auditor. The audit committee does not have the duty to plan or conduct audits to determine that Lihir’s financial statements and disclosures are complete and accurate. These are the responsibility of management and the external auditors.
Item 16B. Code of Ethics
The company has adopted policies and procedures which bind all employees, including the Chief Executive Officer and the Chief Financial Officer, in the interaction with each other and others parties. Employees are expected to adopt the highest standards of ethical business practice in accordance with the Lihir’s Statement of Values. The values underpinning all company policies and procedures are:
•	commitment to a work environment where the health, safety and well-being of employees, contractors, visitors and other parties affected by the company’s operations are paramount.

•	compliance with all laws, regulations and other requirements relating to all aspects of business and personal conduct within PNG and the countries with which the company interacts.

•	integrity, honesty, transparency and respect in all interactions (whether internal or with groups outside the company) including with Lihirian and other representative groups in relation to issues important to the community.

•	excellence in the management of environmental responsibilities to ensure minimisation of any adverse effects on the environment or impact on the local community.

•	adoption of the highest standards of business administration, accountability and corporate governance, including the ethical use of all company resources, funds, equipment, information and time.

•	fairness, within the framework of commitments to local community groups, to potential and existing employees in all areas of recruitment, training and administration of employee benefits.

•	initiative and personal commitment by all employees, contractors and agents working on behalf of the company, to the highest standards of work performance and the effective achievement of company objectives.

•	accountability and willingness to take responsibility.
These policies are referenced in employment contracts and available to all employees through the company’s intranet site. The company undertakes to provide a copy of these procedures to any person without charge, upon request at our principal executive offices. In addition, the company has adopted a code of ethics entitled “The Way We Work” developed by Rio Tinto. Although Rio Tinto’s management of the operations of the company ceased in October 2005, the company has continuing right to use certain Rio Tinto standards and documentation for a transition period, including this code. The code is posted on the corporate governance section of the company’s internet website.
Item 16C. Principal Accountant Fees and Services
The company, at its annual general meeting of shareholders held on April 26, 2005, appointed the current auditors, PricewaterhouseCoopers, as independent auditors of Lihir for the fiscal year ended December 31, 2005 as required by the PNG Companies Act, 1997. At its annual general meeting held on April 24, 2006, shareholders re-appointed PricewaterhouseCoopers as the company’s auditors for the fiscal year ended December 31, 2006. Under its charter, the audit committee of the company’s board of directors is required to:
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
The following lists the services which PricewaterhouseCoopers has provided to Lihir and its subsidiaries.

	2005 Fees	2004 Fees	2003 Fees
Services provided	US$000	US$000	US$000

Audit fees	384,000	262,000	207,000
Audit-related fees	38,000	75,000	—
Tax fees	70,000	27,000	28,000

Item 16D. Exceptions from Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by Issuer and Affiliates
None.
PART IV
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See pages F-1 through F-46 included herein.

Item 19. Exhibits

Exhibit 1	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (a)	Syndicated Facilities Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribus, Bank of Western Australia Limited, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe General, Societe Generale Australia Branch, WestLB AG, and Westpac Banking Corporation dated 13 September 2005.

Exhibit 2 (b)	Refinancing Coordination Deed 2005 between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, dated 13 September 2005.

Exhibit 2 (c)	Amending Deed (Security Trust Deed) between Lihir Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, Mitsui & Co. Precious Metals Inc., and J. Aron & Company dated 13 September 2005.

Exhibit 2 (d)	Lihir Gold Security Trust Deed between Lihir, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Citibank N.A., and J. Aron & Company dated 22 November 2000.

Exhibit 2 (e)	Lihir Gold Limited Offshore Charge between Lihir and ABN AMRO Australia Limited dated 13 September 2005.

Exhibit 2 (f)	Lihir Gold Deed of Security (PNG) 2005 between Lihir and ABN AMRO Australia Limited dated 13 September 2005.

Exhibit 2 (g)	Lihir Gold Mortgage of Bullion Account between Lihir and ABN AMRO Australia Limited dated 13 September 2005.

Exhibit 4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s

Form F-1 filed September 6, 1995).

Exhibit 4 (e)	Guarantee dated May 22, 1995 of the financial obligations of Lihir Management Company Limited under the Management Agreement dated March 17, 1995 given by RTZ Western Holdings Limited in favour of Lihir (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (f)	Share Sale and Purchase Agreement between Rio Tinto Western Holdings Limited and Lihir dated 10 October 2005.

Exhibit 4 (g)	Technical and Procurement Services Agreement between Technological Resources Pty Ltd, Rio Tinto Services Limited and Lihir dated 10 October 2005.

Exhibit 4 (h)	General Termination and Release Deed between Lihir, Lihir Management Company Ltd, Rio Tinto Western Holdings Ltd and Rio Tinto plc dated 10 October 2005.

Exhibit 4 (i)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (j)	Putput and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (k)	Integrated Benefits Package Review Status Statement between Nimamar Rural Local Level Government, Lihir Mining Area Landowners Association, the State of Papua New Guinea, New Ireland Provincial Government and Lihir dated 9 November 2005.

Exhibit 4 (l)	Amended and Restated Lihirian Equity Settlement Agreement dated 27 January 2006 between Mineral Resources Development Company Limited, Mineral Resources Lihir Limited and the European Investment Bank.

Exhibit 4 (m)	Contract Explosives Services Contract, dated as of March 14, 1996 between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

Exhibit 4 (n)	Patent and Know-How License Agreement dated August, 5 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (o)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir,

Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (p)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2004).

Exhibit 4 (q)	Employment agreement for the services of Mr Arthur Hood as Managing Director of Lihir dated 26 August 2005.

Exhibit 4 (r)	Employment agreement for the services of Mr Paul Fulton as Chief Financial Officer of Lihir dated 4 April 2006.

Exhibit 4 (s)	Employment agreement for the services of Mr Murray Eagle as General Manager External Affairs & Sustainable Development of Lihir dated 9 February 2005.

Exhibit 4 (t)	Employment agreement for the services of Mr Mark Laurie as Company Secretary of Lihir dated 14 May 2003, together with amendments thereto dated 28 January 2005 and 21 September 2005.

Exhibit 8	Significant subsidiaries.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
“Southern Gold” means Southern Gold (Bahamas) Ltd, a company, since deregistered, owned by Rio Tinto (75%) and Vengold (25%).
“Special Mining Lease” means the Special Mining Lease (No. 6) issued by the PNG Department of Mining and Petroleum dated March 17, 1995.

“State Equity Acquisition Agreement” means the State Equity Acquisition Agreement among Kennecott, Niugini Mining, MRL and PNG, dated March 17, 1995.
“Technical Support Agreement” means the Technical Support Agreement between Rio Tinto and Lihir Management Company, dated June 30, 1995.
“US dollars”, “US$”, “$” and “dollars” each mean the lawful currency of the United States of America and “A$” means Australian dollars.
“Vengold” means Vengold, Inc.
Glossary of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors. The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation” or “CCD”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	In resource/reserve estimation, the lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculent”	An additive introduced to promote aggregation in a solution.

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapors emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure – an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a resource for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000 — 2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulfide

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore

“Stripping”	The process of removing overburden to expose ore

“Stripping ratio”	In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste : tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

Conversion Table
Units of Measure

“US$/ oz. Gold”	US dollars per troy ounce of gold
“US$/ t ore”	US dollars per tonne of ore
“C”	Degrees Celsius
“g Au/t”	Grams of gold per tonne
“ha”	Hectares
“kg”	Kilograms
“kg Au/t”	Kilograms of gold per tonne
“kPa”	kilo Pascals
“kt”	kilo tonnes
“m2”	Square meters
“m3”	Cubic meters
“mtpy”	Million tonnes per year
“t/d”	Tonnes per day
“t/h”	Tonnes per hour
Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9
“1 cubic meter”	35.314 cubic feet
“1 gram”	0.03215 troy ounces
“1 gram Au/tonne”	0.02917 troy ounces gold/ton
“1 hectare”	2.471 acres
“1 kilogram”	2.205 pounds
“1 kilometer”	0.62 statute miles
“1 kilopascal”	0.145 pounds per square inch
“1 kilo tonne”	1102.31 short tons
“1 meter”	3.281 feet
“1 millimeter”	0.039 inches
“1 square kilometer”	0.3861 square miles
“1 square meter”	10.764 square feet
“1 tonne”	1.1023 short tons

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
LIHIR GOLD LIMITED
            (Registrant)

Name:	/s/ Arthur Hood
Title:	Managing Director
Date: June 29, 2006

Exhibit Index

Exhibit	Description	Page
Exhibit 1	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 2 (a)	Syndicated Facilities Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribus, Bank of Western Australia Limited, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe General, Societe Generale Australia Branch, WestLB AG, and Westpac Banking Corporation dated 13 September 2005.

Exhibit 2 (b)	Refinancing Coordination Deed 2005 between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, dated 13 September 2005.

Exhibit 2 (c)	Amending Deed (Security Trust Deed) between Lihir Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, Mitsui & Co. Precious Metals Inc., and J. Aron & Company dated 13 September 2005.

Exhibit 2 (d)	Lihir Gold Security Trust Deed between Lihir, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Citibank N.A., and J. Aron & Company dated 22 November 2000.

Exhibit 2 (e)	Lihir Gold Limited Offshore Charge between Lihir and ABN AMRO Australia Limited dated 13 September 2005.

Exhibit 2 (f)	Lihir Gold Deed of Security (PNG) 2005 between Lihir and ABN AMRO Australia Limited dated 13 September 2005.

Exhibit 2 (g)	Lihir Gold Mortgage of Bullion Account between Lihir and ABN AMRO Australia Limited dated 13 September 2005.

Exhibit 4 (a)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (b)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (c)	Lihir Project Management Agreement, dated as of March 17, 1995, between Lihir and Lihir Management Company (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (d)	Technical Support Agreement, dated as of June 30, 1995, between Lihir Management Company and Rio Tinto (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit	Description	Page
Exhibit 4 (e)	Guarantee dated May 22, 1995 of the financial obligations of Lihir Management Company Limited under the Management Agreement dated March 17, 1995 given by RTZ Western Holdings Limited in favour of Lihir (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (f)	Share Sale and Purchase Agreement between Rio Tinto Western Holdings Limited and Lihir dated 10 October 2005.

Exhibit 4 (g)	Technical and Procurement Services Agreement between Technological Resources Pty Ltd, Rio Tinto Services Limited and Lihir dated 10 October 2005.

Exhibit 4 (h)	General Termination and Release Deed between Lihir, Lihir Management Company Ltd, Rio Tinto Western Holdings Ltd and Rio Tinto plc dated 10 October 2005.

Exhibit 4 (i)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (j)	Putput and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (k)	Integrated Benefits Package Review Status Statement between Nimamar Rural Local Level Government, Lihir Mining Area Landowners Association, the State of Papua New Guinea, New Ireland Provincial Government and Lihir dated 9 November 2005.

Exhibit 4 (l)	Amended and Restated Lihirian Equity Settlement Agreement dated 27 January 2006 between Mineral Resources Development Company Limited, Mineral Resources Lihir Limited and the European Investment Bank.

Exhibit 4 (m)	Contract Explosives Services Contract, dated as of March 14, 1996 between Lihir Management Company for on behalf of Lihir and ICI Dulux Papua New Guinea Pty Limited, and Deed of Assignment relating to same (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 1995)

Exhibit 4 (n)	Patent and Know-How License Agreement dated August, 5 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (o)	Deed of Variation to Contract Explosives Services Contract, dated as of June 4, 1999, between Lihir Management Company for on behalf of Lihir, Thiess Contractors (PNG) Pty Ltd, Roche Bros (PNG) Pty Ltd, Orica Papua New Guinea Limited and Orica Australia Pty Ltd (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (p)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2004).

Exhibit	Description	Page
Exhibit 4 (q)	Employment agreement for the services of Mr Arthur Hood as Managing Director of Lihir dated 26 August 2005.

Exhibit 4 (r)	Employment agreement for the services of Mr Paul Fulton as Chief Financial Officer of Lihir dated 4 April 2006.

Exhibit 4 (s)	Employment agreement for the services of Mr Murray Eagle as General Manager External Affairs & Sustainable Development of Lihir dated 9 February 2005.

Exhibit 4 (t)	Employment agreement for the services of Mr Mark Laurie as Company Secretary of Lihir dated 14 May 2003, together with amendments thereto dated 28 January 2005 and 21 September 2005.

Exhibit 8	Significant subsidiaries.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

FINANCIAL STATEMENTS
LIHIR GOLD LIMITED
Audited financial statements

PricewaterhouseCoopers
6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone (675) 321 1500
Facsimile (675) 321 1428
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Lihir Gold Limited
In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries at December 31, 2005, 2004, and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of Lihir Gold Limited’s (the Company’s) management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.
PricewaterhouseCoopers
Port Moresby, Papua New Guinea
February 23, 2006, except for
Note 30, for which the date is
June 29, 2006

F-A

LIHIR GOLD LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
For the Years Ended December 31, 2005, 2004 and 2003

		2005	2004	2003
	Note	US$’000	US$’000	US$’000
Sales revenue		225,200	221,465	199,843
Gold lease rate fees		5,016	4,595	2,599
Fair value(losses)/gains		(5,390)	8,608	12,067
Other revenue		45	—	—

Total revenue	6	224,871	234,668	214,509

Operating expenses
Mining expenses		(95,304)	(89,687)	(68,017)
Exploration expenses		(6,198)	(5,306)	(10,506)
Processing costs		(41,654)	(41,524)	(35,326)
Power generation costs		(27,413)	(29,237)	(26,473)
General and administrative costs		(57,884)	(53,103)	(45,444)
Refining, royalty and management fees		(6,813)	(7,144)	(8,322)
Deferred mining costs		25,048	37,865	7,163
Costs deferred and transferred to inventories		39,208	3,557	24,378
Impairment reversal: Mine properties and deferred mining costs		—	205,723	31,061
Impairment reversal/(charge): Economic grade stockpile		—	90,200	(17,079)
Depreciation and amortisation		(35,757)	(32,929)	(28,631)

Total operating (expenses)/income	6	(206,767)	78,415	(177,196)

Operating profit		18,104	313,083	37,313

Interest income		1,221	3,512	983
Finance costs		(3,588)	(2,110)	(3,518)

Profit from ordinary activities before taxation	6	15,737	314,485	34,778

Income tax (expense)/benefit	15	(5,949)	14,736	—

Net profit from ordinary activities after taxation		9,788	329,221	34,778

Earnings per share	27
- Basic (cent/share)		0.8	25.6	3.0
- Diluted (cent/share)		0.8	25.6	3.0
The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED BALANCE SHEETS
As At December 31, 2005, 2004 and 2003

		2005	2004	2003
	Note	US$’000	US$’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	127,836	83,559	152,630
Derivative financial instruments	24	543	473	9,823
Inventories	9	81,712	60,244	57,009
Receivables	10	5,347	5,105	10,543
Prepayments		3,696	4,921	680
Deferred mining costs	11	—	—	2,803

TOTAL CURRENT ASSETS		219,134	154,302	233,488

NON-CURRENT ASSETS
Derivative financial instruments	24	4,236	21,133	11,116
Inventories	9	115,494	90,200	—
Receivables	10	476	536	915
Deferred mining costs	11	91,981	66,933	26,265
Mine properties	12	800,346	738,990	477,095
Deferred income tax	15	87,739	84,812	—

TOTAL NON-CURRENT ASSETS		1,100,272	1,002,604	515,391

TOTAL ASSETS		1,319,406	1,156,906	748,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Derivative financial instruments	24	40,793	51,799	31,375
Accounts payable	13	34,426	29,396	20,893
Provisions	14	5,614	3,552	4,487
Borrowings	22	—	19,509	3,510

TOTAL CURRENT LIABILITIES		80,833	104,257	60,265

NON CURRENT LIABILITIES
Derivative financial instruments	24	227,157	203,392	188,918
Provisions	14	12,424	12,034	8,268
Borrowings	22	215,520	—	30,038

TOTAL NON CURRENT LIABILITIES		455,101	215,426	227,224

TOTAL LIABILITIES		535,934	319,683	287,489

SHAREHOLDERS’ EQUITY
Share capital	19	1,027,504	1,027,504	1,025,288
Fair value and other reserves	24	(225,692)	(162,153)	(206,548)
Accumulated losses		(18,340)	(28,128)	(357,350)

TOTAL SHAREHOLDERS’ EQUITY		783,472	837,223	461,390

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,319,406	1,156,906	748,879

The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2005, 2004 and 2003

				Retained
		Share	Fair value	Earnings /
		Capital	Reserves	(Losses)	Total
	Note	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2003		873,822	(69,469)	(377,942)	426,411

Profit for the year	6	—	—	34,778	34,778
Dividend paid	28	—	—	(14,185)	(14,185)
Issue of share capital	19	156,240	—	—	156,240
Share issue transaction costs	19	(4,774)	—	—	(4,774)
Fair value losses on cash flow hedges, gross for tax	24	—	(148,610)	—	(148,610)
Reclassified and reported gross of tax in the income statement	24	—	11,531	—	11,531

Balance at 31 December 2003		1,025,288	(206,548)	(357,349)	461,391

Profit for the year	6	—	—	329,221	329,221
Issue of share capital	19	2,286	—	—	2,286
Share issue transaction costs	19	(70)	—	—	(70)
Fair value losses on cash flow hedges, gross for tax	24	—	(49,611)	—	(49,611)
Deferred income tax on fair value losses on cash flow hedges	24	—	70,076	—	70,076
Reclassified and reported gross of tax in the income statement	24	—	23,930	—	23,930

Balance at 31 December 2004		1,027,504	(162,153)	(28,128)	837,223

Profit for the year	6	—	—	9,788	9,788
Fair value losses on cash flow hedges, gross for tax	24	—	(111,134)	—	(111,134)
Deferred income tax on fair value losses on cash flow hedges	24	—	8,876	—	8,876
Reclassified and reported gross of tax in the income statement	24	—	38,719	—	38,719

Balance at 31 December 2005		1,027,504	(225,692)	(18,340)	783,472
The accompanying notes form part of these financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

		2005	2004	2003
	Note	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES

Cash receipts from customers		243,704	248,391	205,851
Cash payments for consumables and supplies		(107,551)	(109,223)	(81,208)
Cash payments for services		(42,428)	(39,159)	(44,152)
Cash payments in relation to employees		(32,712)	(27,022)	(21,528)
Cash payments for mining activities		(10,370)	(14,262)	(9,696)
Cash payments for processing activities		(2,775)	(3,421)	(8,307)
Cash payments for power generation		(1,273)	(1,397)	(1,061)
Cash payments for other operating activities		(36,392)	(25,741)	(21,228)
Interest received		1,882	3,512	983
Interest and finance charges paid to third parties		(2,543)	(1,327)	(2,949)
Net cash flows from operating activities	8	9,542	30,351	16,705

CASH FLOWS FROM FINANCING ACTIVITIES

Drawdown of term debt		245,520	—	—
Repayment of term debt		(49,509)	(14,039)	(7,010)
Hedgebook restructure and fees		(62,200)	—	—
Proceeds of equity issue		—	2,286	156,240
Share issue transaction costs		—	(70)	(4,774)
Dividend paid		—	—	(14,185)
Net cash from/(used in) financing activities		133,811	(11,823)	130,271

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property plant and equipment		(99,492)	(87,663)	(27,065)
Proceeds of disposal of fixed assets		416	64	199
Net cash used in investing activities		(99,076)	(87,599)	(26,866)

Net increase/(decrease) in cash held		44,277	(69,071)	120,110

Cash and cash equivalents at beginning of year		83,559	152,630	32,520
Net increase/(decrease) in cash held		44,277	(69,071)	120,110
Cash and cash equivalents at end of year	7	127,836	83,559	152,630
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

A property is classified as a development property when a mine plan has been prepared, proved and probable reserves have been established, and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured.

All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.

No amortisation is provided in respect of development properties until they are reclassified as “Mine Properties”, following the commencement of commercial production. For the years ended December 31, 2003, 2004 and 2005, the Company has had no properties in the development stage. No development expenditure is currently being incurred or capitalised.

(iv)	Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Company in relation to areas of interest in which mining of a mineral reserve has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Depreciation and amortisation of mine costs is determined using total proven and probable reserves. Total proven and probable reserves are used as the existing plant, infrastructure and other mining properties will be used in the development of all of the Company’s proven and probable reserves. No future costs have been included in the depreciable base.

Depreciation and amortisation of costs is provided for using the units-of-production method. The units-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold dorè.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively in the period of change and future periods.

(v)	Determination of ore reserves and remaining mine life

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, rehabilitation and environmental expenditure.

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

As at December 31, 2005, 2004 and 2003 deferred stripping costs were capitalized in the Company’s consolidated balance sheet as deferred mining costs of US$92.0 million, US$66.9 million and US$29.1 million respectively. These costs are released to income using a stripping ratio calculated as the ratio of total waste to ore, which results in the recognition of the costs of waste removal activities over the life of the pit as gold is produced. At December 31, 2005, the balance of deferred mining costs related to stripping of the Lienetz pit.

The accounting policy is discussed below and is supplemented with discussions on related issues, being: a) impairment testing of deferred mining costs; b) the Company’s decision in 2004 to switch from a phase attribution model to a pit attribution model; c) the requirements of EITF 04-06 which relates to the treatment of post-production mining costs, and the US GAAP disclosure requirements pertaining to such treatment.

The Company’s open pit mining operations make it necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as ‘stripping costs’. During the development of a mine, before production commences, such costs are capitalised as part of the investment in construction of the mine. Stripping costs have the effect of smoothing the cost of waste-rock removal over the life of the mine, to better align the cost of stripping with the associated future benefit expected from the ore that is accessed. This will result in deferred mining costs being fully amortised by the end of the mining and process phase of the operation. 2042 is the currently estimated end of the mining and processing phase of the operation.

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

As ore is mined the capitalised deferred mining costs are transferred to inventory being attributed to stockpiles based upon the waste to ore strip ratio applicable to each pit. Those costs are further apportioned to either high grade or economic grade stockpiles based upon ounces contained within the ore produced.

Upon processing of inventory stockpiles, costs of these stockpiles are apportioned in sequence to work in progress during processing, to finished goods, and ultimately cost of sales reducing costs deferred and transferred to inventories. Accordingly, stripping costs are being expensed after first being recognized as a component of inventory.

This accounting process is the same in periods where the waste to ore ratio is less than average.

The stripping ratio throughout the mine-life of a pit will normally differ from the pit’s average stripping ratio on a year-to-year basis as, once the initial pre-production development is completed and ore is exposed, the waste required to be removed before ore is exposed decreases progressively with ore-body depth. Variability in the strip ratios occurs for a number of reasons including: a) short term changes in the mine plan and scheduling within the periods; b) change in the reserves and strip ratio with a change in cut off grade policy; and c) changes in pit wall design and operating strategies.

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

The following table reflects the calculation of deferred mining costs for the reporting periods:
Deferred Mining Costs

	Opening			Ending
	balance	Deferred	Expensed	balance
	US$ 000	US$ 000	US$ 000	US$ 000
Minifie Pit

2003	20,337	0	17,534	2,803
2004	2,803	7,903	10,706	0
2005	0	0	0	0

Lienetz Pit

2003	1,551	24,714	0	26,265
2004	26,265	68,750	28,082	66,933
2005	66,933	80,323	55,276	91,981
Of the December 31, 2005, 2004 and 2003 balances of US$92.0 million, US$66.9 million, and US$29.1 million, an amount of US$26.3 million since 2003 represents deferred mining costs related to pre-production periods.
The discussion points and the accounting treatments applicable are now discussed below.
(a): Impairment Testing
Impairment testing of deferred mining costs is considered together with the assessment of the recoverable amount of the Company’s cash generating unit (CGU) as it is not appropriate to determine the recoverable amount of deferred mining costs in isolation of the Company’s other mining assets. As indicated in Note 1 (x), consistent with prior years, the Company’s CGU comprises mine properties and deferred mining costs. The recoverable amount of the CGU is determined at each balance date where there is an indication that the assets may be impaired.
(b): Switch From Phase to Pit Model
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

Through December 31, 2005 for both IFRS and US GAAP purposes, all stripping costs were accounted for as mining costs incurred during the production stage (post-production) of the pit and recognized in earnings using the appropriate stripping ratio. As a result of the consensus reached in EITF 04-06 in March 2005 and the new guidance in regards to the definition of what constitutes the post production period, the Company, for US GAAP purposes, is in the process of identifying whether any of the remaining unamortized deferred stripping costs as of December 31, 2005 relate to the pre-production period.
The Company’s change from attributing stripping costs on a phase basis to a pit basis was after extensive consideration of a number of factors that when considered together resulted in the Company’s decision to make the change. Two key factors to this decision and the timing for the decision were: (1) Lihir had been operating for 7 years and in 2004 formed the conclusion that the Company now had accumulated sufficient knowledge and experience of the mining conditions relating to all its reserves to review prior assumptions underpinning its attribution model for stripping costs; and (2) the Company was moving from the completion of mining in the Minifie pit to the full development and extraction of ore in an entirely new pit – Lienetz, and this provided a logical time to transition to a methodology that was more appropriate for Lienetz and resulted in a more accurate estimate of costs that should be charged to production or deferred to future periods. IAS 8 paragraph 34 recognizes and requires that estimates of this nature need to be revised as changes in circumstances occur, or new information or more experience is accumulated.
A detailed understanding of Lihir’s ore bodies provides the rationale for the change in the accounting basis from a phase attribution model to a pit or Life of Mine (LOM) attribution model.
Up to the end of 2004, Lihir had two pits, the Minifie pit and the Lienetz pit, both covered in the Company’s Reserve Statement and both showing vastly different geological and mining conditions.
The Minifie pit had been mined since 1997 and with the exception of an immaterial amount was completed by 2004. Gold mineralization in this deposit occurred predominantly between the surface (about 50 metres above sea level) and 150 metres below sea level. The decision to mine the Minifie pit first was due to its shallower depth, as compared to the Lienetz pit. The shallower depth meant that less pre-stripping was required.
Lienetz is Lihir’s second pit with pre-stripping of waste commencing in 2002. This pit is characterized by gold mineralization at elevations between 240 metres above and 300 metres below sea level, twice as deep as Minifie. These characteristics give rise to considerably different mining conditions. As an example, the pre-stripping of Lienetz has taken almost two years to access productive ore. Without pre-stripping this waste, the higher grade core ore, which motivated the decision to mine the pit, cannot be extracted. Mining of this ore body is expected to run through to 2019, more than twice as long as the life of the Minifie pit.
From commencement of mining in 1997 to 2003, the Company attributed stripping costs in its Minifie pit based on the stripping ratio determined on a phase basis.
Given the geological characteristics and mining conditions pertaining to Minifie, it was considered appropriate for the Company to apply an average strip ratio for the phase, as against an average strip ratio for the pit. This was because Minifie comprised distinct phases where management at the time believed that stripping costs could be reasonably efficiently and accurately attributed to the reserves for that phase.
The phase basis is one attribution model that results in the systematic and rational method of attribution of waste to ore but it is not necessarily the best attribution model for all mines. The Company assessed that the phase basis was not the best attribution model for the Lienetz pit.
With effect from 1 January 2004, the Company made the decision to switch from a phase attribution model to a pit attribution model for the new pit, Lienetz.
The basis of the change is supported by the requirements of IAS 8 paragraph 32 and 34. Paragraph 32 recognizes that estimation involves judgements based on the latest available, reliable information, and cites in paragraph 32(d) that the useful lives of, or expected pattern of consumption of the future economic benefits embodied in, depreciable assets is an area that requires estimation. Paragraph 34 requires an estimate to be revised if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.
In addition, IAS 16 paragraph 50 requires the depreciable amount of an asset to be allocated on a systematic basis over its useful life. Paragraph 57 notes that an assets useful life should be defined in terms of the assets expected utility to the entity. Paragraph 60 requires the depreciation method used to reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Regarding paragraph 60, the period when the economic benefits are enjoyed can vary significantly with respect to stripping activities. This is because the removal of waste above a pocket of ore (“A”) benefits the entity when A is extracted, but there are also benefits enjoyed at a later date when a pocket of ore below A (“B”) is extracted later in the mine plan, as indicative of Lienetz. The life of mine ratio approach implicitly acknowledges this by taking account of the waste to ore extraction rate at any particular point in time compared to the expected average ratio for the mine.
The following analysis details the changes in circumstances, new information and experience accumulated by the Company:
1.	Different ore bodies’ characteristics require a different attribution model. As indicated above, the Lienetz ore body is a much deeper pit than the Minifie pit and requires significant pre-stripping to access the ore. The pre-stripping involves larger cut backs that provide access to larger volumes of ore in the lower benches. Therefore, access in earlier phases will benefit access to ore that will be extracted in subsequent periods. In other words, it would be inappropriate to attribute the costs of accessing one phase to only the ore in that phase. Consequently, there is a greater amount of mining costs that will be incurred earlier in the pit life that will benefit future operations. If the Company continued to apply a strip ratio on a phase basis, this would not result in an appropriate recognition of the benefits to future production. A schematic of the Lienetz pit appears below to confirm the interpretation of where the ore is located, how it will be accessed and how pre-stripping will benefit future reserves. The white area shows the extensive pre-stripping or removal of waste rock and overburden required prior to accessing ore further below deep in the pit.
Lienetz Pit schematic cross section
2.	As an objective and reliable model, the LOM ratio is a reliable benchmark. This is because it is determined by the Company based on JORC/Industry Guide 7 approved reserves and is communicated to the market and to regulators in conjunction with the Reserves Statement As reserves are rigorously determined using JORC standards/ Industry Guide 7 it provides objective high quality evidence of waste to ore ratios for each pit. On the other hand, phase ratios are entirely internal estimates that are not subject to independent standards or regulated and subject to change over a short time frame. Using the LOM ratio as the basis for applying stripping costs to reserves therefore introduces greater objectivity, understandability, relevance and reliability.

3.	The pit attribution model provides consistency with Lihir’s reserve determination process and other accounting policies. Consistent with all mining companies, Lihir undertakes a review of its ore reserves once a year. The process enables Lihir to update its Reserves Statement to take into account updated experience among other factors, mining the reserves, dilution and depletion. Any changes in reserves will have an impact on the various accounting estimates including deferred stripping costs, impairment, depreciation and amortization. Aligning this process with the manner in which deferred stripping costs are accounted for will improve understandability and consistency in reporting of the behaviour of stripping costs.
4.	The use of a phase strip ratio is susceptible to change and may be less reliable. The Company’s experience is that the mining sequence for phases may often change, because of changes in the expected gold mineralogy and content, because of access difficulties, changes to the expected geological, geotechnical, hydrological and other unpredictable factors. By way of example, access to ore may be difficult and therefore sequencing could change within the phase or alternatively, mining may be deferred and another phase commenced. While these changes are tracked in the mining department, they are difficult to track and adjust for accounting purposes.
5.	The use of the life of mine strip ratio is the most prevalent and understood attribution model. Applying a life of mine stripping ratio is the most well understood and documented attribution model used by producers, investors and analysts. The Company believes the change enhances comparability of Lihir’s accounting basis with that applied by its peers. The LOM ratio concept was also recognized in the 2004 discussion of the EITF 04-06 task force as the most prevalent method used in the industry.
6.	The change to a strip ratio based on a pit does not impact comparability with prior periods as the basis was applied to an entirely new pit, which has new unique mining conditions and circumstances which require the phase design to be changed to meet circumstances encountered as the mining continues. The deferred mining costs in relation to the old Minifie pit at December 31, 2004 were fully expensed with the exception of an immaterial amount (which was expensed in the first quarter of 2005).
7.	The pit attribution model provides consistency with Lihir’s management decision making model. The decision to include gold contained in the Lienetz ore body into reserves and then to commence mining the Lienetz pit was made on the determination of economically recoverable reserves from the pit. Final phase design is a secondary and changeable matter, determined after the decision to mine the ore body is made. All economic decisions involve consideration of the pit, not the phase. The accounting results and procedures therefore reflect management’s decisions relating to the pit.

8.	The risk of material misstatement is mitigated by the requirements of IAS36 “Impairment of Assets”. It is acknowledged that any attribution model may still be susceptible to the risk that deferred stripping costs may not be recoverable. In that event, the Company considers that the requirements of IAS 36 will mitigate this risk to ensure that stripping costs, which are deferred in any accounting period is not overstated and would ensure that the Company’s financial performance is accurately reported.
c) Requirements of EITF 04-06
Through December 31, 2005 for both IFRS and US GAAP purposes, all stripping costs were accounted for as mining costs incurred during the production stage (post-production) of the pit and recognized in earnings using the appropriate stripping ratio. As a result of the consensus reached in EITF 04-06 in March 2005 and the new guidance in regards to the definition of what constitutes the post production period, the Company, for US GAAP purposes, is in the process of identifying whether any of the remaining unamortized deferred stripping costs as of December 31, 2005 relate to the pre-production period.
As acknowledged by the Emerging Issues Task Force in its various discussions leading to the issuance of EITF 04-06, which is applicable for fiscal years beginning after December 15, 2005, accounting for stripping costs during production in the mining industry has been varied. There is no authoritative IFRS standard or guidance specifically dealing with post production stripping costs. In view of this, and similar to the practices of many other companies in the mining industry, the Company has applied a consistent policy of assessing impairment of capitalized post production deferred stripping costs together with its cash generating unit in accordance with IAS 36. The Company advises that for US GAAP purposes, the Company will be applying the transitional requirements of EITF 04-06 in relation to its accounting treatment of post production stripping costs effective January 1, 2006.

The Company considers post production stripping costs to be development costs and not inventory under IFRS. This treatment is consistent with the tentative view of the IASB Steering Committee on Extractive Industries, which states in Chapter 9 paragraph 9.7 that IAS 36 applies to “items capitalized under existing practices including capital costs related to commercial mineral deposits, which can include costs of prospecting, mineral property acquisition, exploration, appraisal, development, construction, and removal and restoration”. Consistent with this treatment as a development or capital cost, the Company has included these costs in its cash generating unit as they do not generate cash inflows separate from the Company’s other assets. The post production stripping costs are subsequently tested for impairment in accordance with IAS 36. The Company believes this treatment is consistent with the requirements of IAS 16 and IAS 36.
Applying IAS 36 principles, no impairment of deferred stripping costs was required for the fiscal years ended December 31, 2005, 2004 and 2003.
In reviewing standards of other standard setting bodies and industry practice, prior to the recent issuance of EITF 04-06, the only comprehensive standard that specifically dealt with post production stripping costs was AASB 1022 Accounting for the Extractive Industries, issued by the Australian Accounting Standards Board, and more recently, CICA EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation, recently issued by the Canadian Accounting Standards Board Emerging Issues Committee.
The Company is not required to apply US GAAP in the absence of a specific authoritative IFRS standard but in accordance with IAS 8 paragraph 12, to consider the standards of other standard setting bodies where a similar conceptual framework exists, including industry practice, in developing and applying an appropriate accounting policy.
In this regard, the Company’s accounting policy has been developed and applied consistently since the Company’s inception, and has been based on consideration of IFRS principles, IASB framework, accounting standards of other standard setting bodies and industry practice, as further discussed below.
Although there is no specific IFRS standard on accounting for post production stripping costs, IAS 16 “Property, Plant and Equipment” and the IASB Framework more generally, does provide authoritative guidance on the accounting recognition of assets. Even though IAS 16 scopes out mineral rights and reserves, it does apply to property, plant and equipment used to develop or maintain such rights and reserves. We therefore believe that this Standard does provide a reasonably authoritative framework of principles that are relevant to developing an accounting policy for post production stripping costs.
In following the principles set out in IAS 16 and the IASB Framework more generally, IAS 16 paragraph 7 permits the cost of an asset to be recognised if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. In this respect, there are many situations where stripping activity will bring future economic benefits, for example, through providing the Company with access to additional sections of the ore body that will be extracted in future years. The cost of extracting the waste material can be tracked and measured reliably through sophisticated mine systems.
IAS 16 paragraph 16 indicates that costs can also be capitalized if they are “directly attributable to bringing the asset to the location and condition necessary for it to operate in the manner intended by management”. By way of example, costs of site preparation are specifically allowed under IAS 16 paragraph 17(b). In this regard, if mining companies chose to treat all stripping as a development activity then the costs “directly attributable” to this activity can be capitalized if they can be measured reliably.
Further, IAS 16 paragraph 10, permits recognition of costs incurred subsequent to initial recognition that add to initial costs. In this respect, it would be inappropriate under IAS 16 to expense all post production stripping costs where such costs are a subsequent cost that gives rise to improvement or expand the operating capacity of the existing mine, since this ignores the future economic benefits generated from removing waste material. In the Company’s case, most of the economic benefit from stripping activity will arise from the future production that is made possible by the removal of waste material. Hence, it would be inappropriate to treat all stripping costs as a variable production item. In most situations, the removal of waste material will benefit current year production and also future production.
Considering the foregoing, and in the absence of a pronouncement from IFRIC or the IASB, it would be inappropriate to change the Company’s basis of accounting by either pre-empting the final outcome of the IASB project on extractive industries or indeed applying EITF 04-06 or US GAAP principles in its IFRS financial statements. The Company believes that its treatment of post production stripping costs is appropriate on the basis that it is:
•	accepted under the IFRS framework and the tentative views of the IASB Steering Committee on Extractive Industries;

•	consistent with the view taken by other standard setting bodies;

•	consistent with long established and clearly understood mining industry practice; and

•	has been consistently applied since the Company’s inception.
The Company believes that the allocation of stripping costs is appropriate and allocation of all stripping costs to current production will distort the reporting of the operational and financial performance of the Company. The Company believes the rational for deferral is widely understood by mining industry financial readers and investors.

For US GAAP purposes, the Company is currently reviewing the impact on its US GAAP accounts. The period 2003 through 2005 included substantial pre-production mining costs for establishing the Lienetz pit and the Company is assessing the required treatment for this portion of the mining costs. The Company will apply the transitional provisions in EITF 04-06 Accounting for Post-Production Stripping Costs in the Mining Industry for the fiscal year beginning on January 1, 2006 in order to conform with the consensus. This will result in a GAAP difference between IFRS and US GAAP.

(vii)	Capitalisation of financing costs

Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves.

For the year ended December 31, 2005 an amount of $1.8 million was capitalised (2004 and 2003: nil). This capitalisation relates to the gold loan drawn down (refer note 22) to the extent that the funds are applied to the construction of the flotation plant.

(viii)	Mine buildings, plant and equipment

Mine buildings, plant and equipment are stated at cost less accumulated depreciation and impairments/(impairment reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company’s asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals).

The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life i.e. the mining and processing period, being approximately 38 years, to reflect the continued use of these assets through to the end of the processing period. This is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves. Some assets are not expected to be used during the processing period (all assets that will cease to have useful lives upon the completion of the mining period), and having a shorter useful life, are depreciated over their useful lives if shorter, or over the expected 16 year mining period. In accordance with the policy on inventories (refer note (ix)), the cost of inventories includes an appropriate allocation of depreciation, depletion and amortization of assets used in the production of inventory.

Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. Assets which have an estimated useful life that is shorter than the 38 year total production period are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Company’s mining fleet, equipment and other similar assets. Certain assets, such as the Company’s processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the mining and processing period are depreciated over that period on a units-of-production basis.

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

While it is expected that the Company will cease extracting ore at the end of the “mining” period in approximately 2021, it will continue to process stockpiled ore during the processing period until the end of the mine’s life in approximately 2042. Further, the Company’s annual impairment assessment of its long-lived assets, takes into consideration the expected change in activities between the mining and processing periods and the impact on net cash inflows during this period. At December 31, 2005 the present value of net cash inflows estimated for the entire life of the mine did not indicate any impairment (refer note (x)).

The total net carrying values of mine building, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. (Refer to note 1 (x)).

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

In accordance with IAS 2 –“Inventories”, non-current ore stockpiles is defined as ore which is not scheduled to be processed in the twelve months after the balance sheet date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost and net realisable value. Net realisable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realisable value.

As a result of the landslide that occurred on 9 October 2005, 38,079 ounces held within non-current ore stockpiles have been expensed at cost at the value of $2.9m (see note 6).

Depreciation and amortisation of assets specifically used in the extraction of ore is allocated to either stockpiles and deferred mining costs based on depreciation costs per tonne. Depreciation, depletion and amortization costs are allocated to economic grade stockpiles (EGS) on a contained gold pro-rata basis in the year the EGS material is placed on the stockpile. The EGS is tested for impairment by applying a net realisable value test in accordance with IAS 2 and the lower of cost and market principle under US GAAP. At December 31, 2005 no impairment of EGS was considered necessary. For production processes, depreciation and amortisation of assets specifically used in the processing of ore are allocated to work in progress and finished goods inventory based upon depreciation costs per contained ounces of ore produced for the period.

(x)	Impairment of assets

In accordance with IAS 36 “Impairment of Assets”, mine properties and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that will exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of net selling price and value in use as determined under IFRS.

Value in use is the net present value of cash flows expected to be realised from the asset, assessed based on the current condition of the asset, and is calculated by discounting future net cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company applies the cost model in the measurement and subsequent re-measurement of its mine buildings, plant and equipment and therefore does not apply the revaluation model to any of these assets. This means that all long-lived assets, which include deferred mining costs disclosed at Note 11 and mine properties (being buildings, plant and equipment, deferred expenditure and rehabilitation asset costs) as disclosed in Note 12 are carried at cost less any accumulated depreciation and any accumulated impairment losses, or impairment reversal. The reversal of any previous impairments is only permitted to the extent of the written down value that would have been recorded, had there been no impairment.

In 2000 and 1999, impairment losses of US$340.2 million were recognised, (2000: US$116.4 million, 1999: US$223.8 million), as the recoverable amount of the Company’s cash generating unit (consisting of mining properties and deferred mining costs) was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of US$300 (1999: US$325) and a pre-tax real discount rate of 6% (1999: 7%).

In 2001, after applying the same principles as in 2000 and using a gold price of US$280 and a pre-tax real discount rate of 6%, no further impairment was required.

In 2004, 2003 and 2002, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of US$205.7 million (2003: US$31.1 million; 2002: US$37.9 million) was credited to the income statement in accordance with IAS 36, based on a long-term gold price assumption of US$380 (2003: $US340; 2002: US$305) and a pre-tax real discount rate of 7% (2003 and 2002: 7%). In 2004, all previous remaining asset impairments were fully reversed to the extent allowed by IAS 36.

In 2005, having applied the same principles as prior years and revisiting critical assumptions, no impairment reversal nor impairment loss was required to be recognised in accordance with IAS 36, based on a long-term gold price assumption of US$425 and a pre-tax real discount rate of 7%.

The gold price assumption used by the Company is determined after consideration of numerous factors, including the current spot price of gold, recent trends in gold prices, views of price drivers and the market sentiments on gold prices including long-term gold price assumptions used by peers that report mid-year. The Company also benchmarks the long-term gold price estimate against other companies in the industry and a global gold price survey of gold companies issued in mid-December 2005. Recent gold price averages over 2-3 years were also considered.

The critical assumptions used in the impairment assessment were based on extensive and rigorous analysis conducted by the Company, including consideration of assessments of proved and probable reserves conducted by competent persons, including the Company’s Chief Geologist and Chief Mining Engineer, independent reviews and other mine financial and operational assessments conducted by independent mine consultants.

The following is a summary of factors considered:

	2005		2004		2003
Average spot price for the month of December	$510		$442		$407
Year-end spot price for December 31	$517		$435		$416
3 year weighted average	$422		$384		$338
Bank/Analyst long-term forecasts	$424	(Nov-Dec)	$358	(Oct)	$350
Global Gold Price Survey	$425		$375		$347
Rising trend for the last four years	+65%		+47%		+31%

The gold price used for impairment and reserves purposes is based on the Company’s best estimate of the gold price that is reasonable and supportable. To avoid double counting of the Company’s derivative financial instruments recognized on the Company’s balance sheet, hedged prices or the cash flows from derivative financial instruments that are being used to hedge future revenues are not taken into account in determining future cash flows (in accordance with IFRS and FAS 133 paragraph 34).

The key change to the Company’s critical assumptions in 2005 was a revision to the gold price to US$425/oz. This represents a US$45/oz increase on the Company’s 2004 assumptions, and an US$85/oz increase on the Company’s 2003 assumptions.

The ore reserves used in the Company’s impairment calculations for 2005 are based on the Company’s 31 December 2004 reserves statement, which confirms proved and probable reserves of 17.5 million ounces (2003: 17.5 million ounces). A reserve restatement is planned for early 2007.

(xi)	Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.2% (2004: 6.5%; 2003: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

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

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. In compliance with the provisions of IAS 39, the gold loan (note 22) is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment will be by physical delivery of gold ounces.

(xv)	Accounting for derivative financial instruments and hedging activities

The Company uses derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses and sustaining capital. The majority of the Company’s production is un-hedged, which allows it to take advantage of increases in gold prices.

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the income statement. If the committed or forecast production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement.

The Company only sells refined product and spot sales are not based on any provisional terms and do not contain any embedded derivatives. The Company’s forward contracts (derivatives) are accounted for as cash flow hedges in accordance with IAS39.

While the Company has a fixed schedule of deliveries designated for its forward contracts, the Company is sometimes able to roll-over these contracts with its hedging counterparties, subject to normal credit approvals. As cash flow hedges, any subsequent changes in the fair value are effective are deferred through Other Comprehensive Income (OCI) The amounts deferred in OCI are recognized when the forecasted delivery occurs. There is no direct cash cost associated with a rollover, rather it is the strike price (negotiated to include a usually insignificant cost component) for the contract, that increases.

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

Forward contract prices are not directly used in the Company’s reserve determination.

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

The Company’s revenue comes from the sale of refined gold in the international market. Generally, gold doré bars are sent to a refiner to produce bullion that meets the required market standard of 99.95% pure gold. Under the terms of refining agreements, the gold doré bars are refined for a fee, and the Company’s share of the refined gold is credited to its bullion account or delivered to buyers.

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

The Company generally sells its gold or doré at a price agreed and fixed during the month in which the gold doré is delivered to the customer. The Company recognizes revenue from the sale when the price is determinable and agreed, the gold doré has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.

In the case of the Company’s sales of gold bullion using forward contracts, the Company accounts for these as cash flow hedges in accordance with IAS 39. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer. Revenue is not recognized on these contracts until all of the above conditions for revenue recognition are met. To the extent that any of these conditions are not met, the gold bullion remains in inventory.

Aside from contacts transacted as deliveries into hedge commitments the Company has 4 counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Company no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Company’s sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.

The Company does not use any estimates nor apply any assumptions in recognising revenue, nor does the Company’s sales arrangements contain any provisional pricing.

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

(xxv)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments. Within the geographical segment risks associated with sales revenues are different from those associated with assets and liabilities.

(xxvi)	Comparative figures

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

(xxvii)	Rounding of amounts

The Financial Statements have been rounded to the nearest thousand dollars.

(xxviii)	Significant risks and uncertainties

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

(xxix)	Critical accounting estimates and judgements

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

Key estimates and assumptions made in the preparation of these financial statements are described below:

Recoverability of long-lived assets

As set out in note 1 (x) certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of ore reserves. A 10% increase or decrease to the long-term gold price used of US$425 may impact the carrying value of long-lived assets should there not be an expected similar decrease in the costs of inputs to the process, either through a reduction in input prices or management corrective action. An increase in the discount rate to 8% may have a similar affect on the carrying value of long-lived assets. In addition, cash flows are projected over the life of mine, which is based on proved and probable ore reserves. Estimates of ore reserves in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on ore reserves, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.

Recoverability of non-current ore stockpiles

As set out in note 1 (ix) and note 9 certain assumptions are required to made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. A 10% decrease in the spot price of gold, or to the future cost to complete, will not have any affect on the carrying value of non-current ore stockpiles.

Provision for restoration and rehabilitation obligations

As set out in note 1 (xi) and note 14 certain assumptions are required to be made in determining the amount the Company is expected to incur to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a US$0.9m increase in the liability and in the carrying value of assets. An increase in the discount rate to 7.2% will result in a US$1.6m decrease in the liability and in the carrying value of assets.

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
NOTE 2: CHANGE IN ACCOUNTING POLICY
The International Accounting Standards Board (“IASB”) released a number of revisions to International Financial Reporting Standards in 2003 for application beginning on or after 1 January 2005, as well as the release of a number of new International Financial Reporting Standards. None of these standards have had, nor will have any material impact on the Company’s accounting policies when they became or become effective. From the Company’s perspective, the only relevant standard is IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ which applies to financial periods beginning on or after 1 January 2006. This standard permits the capitalisation of exploration and evaluation costs under certain circumstances, which differs from the Company’s policy of expensing such costs as incurred. No change in the Company’s accounting policy is required at this time.

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
NOTE 5: DIVIDEND RESTRICTIONS
The Syndicated Facilities Agreement (SFA) signed on 15 September 2005 permits the payment of dividends and other distributions only if certain conditions are met. The Company may generally at any time prior to the next calculation date (30 June and 31 December each year with the first Calculation Date being 31 December 2007 as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Agreement.
The banks and the hedge providers have the benefit of charges and mortgages over the assets of the Company.
Undertakings given by the Company included:
-	compliance with the 1998 World Bank Environmental Health and Safety Guidelines;

-	providing the Facility Agent and the Independent Engineer each year with the annual life of mine plan and a certificate detailing the debt service cover ratio and the loan life cover ratio for the relevant period; and

-	a restriction on committing to forward sales or derivative hedging instruments which would create a commitment of more than (i) 10% of its proven and probable reserves, and (ii) 80% of its annual exposure to foreign exchange and interest rate market risks.
In addition to the normal default provisions relating to the non payment, financial distress, misrepresentation, cross-default and breach of undertakings, the New SFA includes default provisions covering material adverse change, expropriation, political risk events, certain exchange control impositions and loss of political risk insurance. Further, it will be an event of default if at any December 31 or June 30 in any year, the debt service cover ratio for the previous 12 months is less than 1.1:1 or the loan life cover ratio is less than 1.2:1 and the Company does not remedy the breach within 30 days.
If an event of default is continuing, the Facility Agent acting on the consent of a majority of the banks (being banks whose revolving credit facility (RCF) commitments exceed 66% of total RFC commitments) may cancel the RCF commitment and accelerate redelivery of all gold outstandings and the repayment of cash advances under the RCF.

NOTE 6: OPERATING PROFIT

	2005	2004	2003
	US$’000	US$’000	US$’000
Operating profit before taxation has been determined after crediting / (charging):

SALES AND OTHER REVENUE
Gold sales at spot	263,919	245,397	211,374
Realisation of hedging instruments	(25,233)	(6,764)	(2,956)
Gold lease rate fees	5,016	4,595	2,599
Fair value(losses)/ gains	(5,390)	8,608	12,067
Realisation of deferred hedging income	661	661	220
Realisation of deferred hedging costs	(14,147)	(17,829)	(8,795)
Other revenue	45	—	—
	224,871	234,668	214,509
REFINING, ROYALTY AND MANAGEMENT FEES
Refining and related costs	(751)	(780)	(670)
Royalties on sales	(4,862)	(4,864)	(4,204)
Management fees	(1,125)	(1,500)	(3,448)
	(6,738)	(7,144)	(8,322)

OTHER OPERATING COSTS
Operating consumables	(108,914)	(103,542)	(81,745)
Contracted services	(45,944)	(43,729)	(44,152)
Staff costs	(33,523)	(27,561)	(21,528)
Mining levy	(6,389)	(8,461)	(5,952)
Insurance	(4,744)	(5,221)	(5,108)
Air travel	(4,896)	(4,419)	(3,920)
Operating lease rentals	(687)	(2,015)	(1,753)
Consultants	(5,262)	(3,883)	(4,210)
Donations and community assistance	(5,370)	(3,636)	(2,438)
Net foreign exchange gains/(losses)	1,358	(5,900)	(4,130)
Provision for stores stock obsolescence	(982)	(963)	(780)
Provision for doubtful debts	(354)	(389)	(490)
Deferred mining costs	25,048	37,865	7,163
Costs deferred and transferred to inventories	42,128	3,557	24,378
Inventory write-off: Economic grade stockpile	(2,920)	—	—
Impairment reversal: Mine properties and deferred mining costs	—	205,723	31,061
Impairment reversal/(charge) Economic grade stockpile	—	90,200	(17,079)
Other costs	(12,821)	(9,138)	(9,559)
	(164,272)	118,488	(140,242)

DEPRECIATION AND AMORTISATION
Depreciation and amortisation of mine properties	(35,757)	(32,929)	(28,631)
	(35,757)	(32,929)	(28,631)

TOTAL OPERATING INCOME/(EXPENSE)	(206,767)	78,415	(177,196)

NET FINANCING COSTS
Interest income	1,221	3,512	983
Interest expense on gold loan	(438)	—	—
Other finance costs	(3,150)	(2,110)	(3,518)
	(2,367)	1,402	(2,535)

NOTE 7: CASH AND CASH EQUIVALENTS

	2005	2004	2003
	US$’000	US$’000	US$’000
Cash at bank and on hand	2,596	17,228	62,505
Short term deposits with financial institutions	125,240	66,331	90,125
	127,836	83,559	152,630
At 31 December 2005 the effective interest rate on short-term deposits was 4.27% (2004: 2.92%; 2003: 3.10%). These deposits have an average maturity of 20 days (2004: 23 days; 2003: 20 days).
NOTE 8: NET CASHFLOW FROM OPERATING ACTIVITIES

	2005	2004	2003
	US$’000	US$’000	US$’000
Reconciliation of cash flow from operating activities to operating profit after tax

Operating profit after tax	9,788	329,221	34,778

Depreciation and amortisation	35,757	32,929	28,631
Fair value gains	5,390	(8,608)	(12,067)
Impairment reversal — mine properties and deferred mining costs	—	(205,723)	(31,061)
Impairment (reversal)/charge — economic grade stockpiles	—	(90,200)	17,079
Amortisation of deferred hedging income	(661)	(661)	(220)
Amortisation of deferred hedging costs	14,147	17,829	8,795
Provision for doubtful debts	354	389	490
Profit on disposal of assets	2,492	(49)	(187)
Income tax (expense)/benefit	5,949	(14,736)	—
Decrease/(increase) in debtors and prepayments	689	1,187	(4,759)
Increase in inventories	(49,682)	(3,236)	(27,117)
Inventory write-off: Economic grade stockpile	2,920	—	—
Increase in deferred mining costs	(25,048)	(37,865)	(7,163)
Increase in creditors	5,029	8,504	6,511
Increase in provisions	2,418	1,370	2,995

Net cash flow from operating activities	9,542	30,351	16,705

The Company has not treated the cash activity associated with deferred stripping as an investing cash flow but as a component of operating cash flows.
NOTE 9: INVENTORIES

	2005	2004	2003
	US$’000	US$’000	US$’000
CURRENT
Stores	43,567	34,269	33,627
Less: Provision for obsolescence	(5,229)	(4,317)	(3,354)
	38,268	29,952	30,273

Production work in progress	2,824	1,500	2,461
Finished goods	4,584	1,511	1,880
Ore stockpiles	36,036	27,281	22,395
	43,444	30,292	26,736
Total current inventories	81,712	60,244	57,009

NOTE 9: INVENTORIES (cont.)

	2005	2004	2003
	US$’000	US$’000	US$’000
NON-CURRENT
Ore stockpiles	115,494	90,200	64,976
Less: Impairment provision	—	—	(64,976)
Total non-current inventories	115,494	90,200	—
Total inventories	197,206	150,444	57,009
Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.
Non-current ore stockpiles represent ore that has been extracted from the mine and is available for future processing but is not expected to be processed within the next twelve months. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are carried at the lower of cost and net realisable value. Cost is applied based on mining costs incurred up to the point of stockpiling the ore, including applicable overheads such as depreciation and amortisation relating to mining operations.
In previous years, a full provision was made against non-current ore stockpiles on the basis that cost exceeded net realisable value. In accordance with IAS 2 “Inventories”, at 31 December 2004, this previous write-down has been fully reversed to reflect the cost of these ore stockpiles, which is the amount that is expected to be realised from future processing of the ore.
Finished goods inventory is stated at the lower of cost and net realisable value.
NOTE 10: RECEIVABLES

	2005	2004	2003
	US$’000	US$’000	US$’000
CURRENT
Trade receivables	—	3	5,166
Other debtors — related parties	48	454	2,022
Other amounts receivable from third parties	7,878	6,873	5,191
Less: provision for doubtful debts	(2,579)	(2,225)	(1,836)
	5,347	5,105	10,543
NON-CURRENT
Other debtors — related parties	474	534	913
Other amounts receivable	2	2	2
	576	536	915

Total amounts receivable	5,823	5,641	11,458
As at December 31, 2005 other amounts receivable from third parties includes charges, such as accommodation and camp fees, electricity and other utilities, and airfares billed to third parties (totalling US$6.9 million in 2005, US$6.3million in 2004 and US$5.0million in 2003), related company debtors — Lihir Services Australia Limited — totalling US$0.6million in 2005 (nil in 2004 and 2003), and employee loans and backcharges totalling US$0.4 million in 2005, US$0.6m in 2004 and US$0.2m in 2003.
Leases accounted for as a lessor (included in “other debtors — related parties”).
The Company leases earthmoving equipment to the Lakaka Group, a landowner company, under two separate arrangements whereby the substantial risks and rewards of ownership are transferred to the other party. The terms of the leases are 48 months and 36 months respectively, with commencement dates of November 2000 and October 2002. The interest rate for both leases is 9% per annum. A non-guaranteed residual amount of K100, 000 is accounted for as a benefit to the Company under the terms of the earlier lease. No unearned finance income or contingent rents have been recognised as income.

NOTE 10: RECEIVABLES (cont.)

	2005	2004	2003
	US$’000	US$’000	US$’000
Gross investments in finance leases
Amounts receivable not later than one year	—	414	763
Amounts receivable later than one year but not later than five years	—	—	414
	—	414	1,177
Unearned finance income on finance leases	—	(15)	(81)
Net investment in finance leases	—	399	1,096

Amounts receivable not later than one year	—	399	697
Amounts receivable later than one year but not later than five years	—	—	399
	—	399	1,096
Loan (included in “other debtors — related parties”)
The Company has extended unsecured loans, repayable in monthly instalments, to landowner companies. The initial loan to the Lakaka Group for PGK 2.5 million in 2000 is repayable over a ten year term at an interest rate of 10%. In 2002 the Company extended an unsecured loan to Kuridala Ltd of US$3.2 million at an interest rate of 8.77%, repayable over a 2 year term, following the termination of a lease financing facility used to fund mining equipment owned by Kuridala Ltd. The loan was fully repaid by Kuridala in 2004.

	2005	2004	2003
	US$’000	US$’000	US$’000
Gross investments in loan
Amounts receivable not later than one year	135	132	1,431
Amounts receivable later than one year but not later than five years	528	530	462
Amounts receivable later than five years	—	121	222
	663	783	2,115
Unearned finance income on loan	(141)	(194)	(276)
Net investment in loan	522	589	1,839

Amounts receivable not later than one year	48	55	1,325
Amounts receivable later than one year but not later than five years	474	418	313
Amounts receivable later than five years	—	116	201
	522	589	1,839
NOTE 11: DEFERRED MINING COSTS

	2005	2004	2003
	US$’000	US$’000	US$’000
CURRENT
Deferred mining costs	—	—	2,803
	—	—	2,803
NON-CURRENT
Deferred mining costs	91,981	66,933	26,265
	91,981	66,933	26,265

Total Deferred Mining Costs	91,981	66,933	29,068

NOTE 12: MINE PROPERTIES

	2005	2004	2003
	US$’000	US$’000	US$’000
CAPITAL WORKS IN PROGRESS

Cost brought forward	65,966	8,160	18,482
Additions	99,492	87,663	27,064
Transfer to fixed assets	(98,563)	(29,857)	(37,386)
Total capital work in progress	66,895	65,966	8,160

FIXED ASSETS AND DEFERRED EXPENDITURE

Plant and equipment
Cost brought forward	620,652	595,598	560,967
Transfers from capital works in progress	55,437	25,809	35,311
Disposals	(6,065)	(755)	(680)
Cost carried forward	670,024	620,652	595,598

Depreciation brought forward	(202,284)	(282,936)	(282,269)
Charge for the year	(27,005)	(26,162)	(22,160)
Impairment reversal	—	106,076	20,829
Disposals	3,721	738	664
Depreciation carried forward	(225,568)	(202,284)	(282,936)

Net book value — plant and equipment	444,456	418,368	312,662

Land and Buildings
Cost brought forward	80,132	79,442	77,939
Transfers from capital works in progress	37,565	690	1,503
Cost carried forward	117,697	80,132	79,442

Depreciation brought forward	(22,824)	(45,294)	(46,187)
Charge for the year	(2,456)	(1,471)	(1,381)
Impairment reversal	—	23,941	2,274
Depreciation carried forward	(25,280)	(22,824)	(45,294)

Net book value — land and buildings	92,417	57,308	34,148

Deferred Expenditure
Cost brought forward	271,781	268,422	267,850
Transfers from capital works in progress	5,561	3,359	572
Cost carried forward	277,342	271,781	268,422

Depreciation brought forward	(78,346)	(148,929)	(151,918)
Charge for the year	(6,249)	(5,123)	(4,969)
Impairment reversal	—	75,706	7,958
Depreciation carried forward	(84,595)	(78,346)	(148,929)

Net book value — deferred expenditure	192,747	193,435	119,493

NOTE 12: MINE PROPERTIES (cont.)

	2005	2004	2003
	US$’000	US$’000	US$’000
Sub-total for fixed assets and deferred expenditure
Cost brought forward	972,565	943,462	906,756
Transfers from capital work in progress	98,563	29,858	37,386
Disposals	(6,065)	(755)	(680)
Cost carried forward	1,065,063	972,565	943,462

Depreciation brought forward	(303,454)	(477,159)	(480,374)
Charge for the year	(35,710)	(32,756)	(28,510)
Impairment reversal	—	205,723	31,061
Disposals	3,721	738	664
Depreciation carried forward	(335,443)	(303,454)	(477,159)

Net book value	729,620	669,111	466,303

Rehabilitation
Cost brought forward	6,242	4,792	11,314
Additions/(deductions)	(35)	1,450	(6,522)
Cost carried forward	6,207	6,242	4,792
Amortisation brought forward	(2,329)	(2,156)	(2,035)
Charge for the year	(47)	(173)	(121)
Amortisation carried forward	(2,376)	(2,329)	(2,156)

Net book value — rehabilitation	3,831	3,913	2,632

Total mine properties	800,346	738,990	477,095
NOTE 13: ACCOUNTS PAYABLE

	2005	2004	2003
	US$’000	US$’000	US$’000
CURRENT

Trade creditors and accruals	33,950	28,720	20,747
Amounts payable to related parties	476	677	146
	34,426	29,397	20,893

NOTE 14: PROVISIONS

	2005	2004	2003
	US$’000	US$’000	US$’000
CURRENT
Employee provisions	5,614	3,552	4,487

	5,614	3,552	4,487
NON CURRENT
Employee provisions	2,616	2,799	1,253

Rehabilitation provision
- opening balance	9,235	7,015	13,209
- (Reduction in)/additional provision for changes in estimated cash outflows	(1,868)	957	—
- change in discount rate	—	—	(7,586)
- additional provision due to ground disturbance	451	497	1,421
- life of mine variation	1,382	—	(598)
- interest charge	608	766	569
- closing balance	9,808	9,235	7,015

	12,424	12,034	8,268

Total provisions	18,038	15,586	12,755
Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	2005	2004	2003
	US$’000	US$’000	US$’000
Annual leave	2,427	2,012	1,396
Sick leave	559	529	29
Superannuation	265	55	—
Service bonus	2,363	956	3,062
Total	5,614	3,552	4,487
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
NOTE 15: INCOME TAX
Income tax expense for the year has been calculated as follows:

	2005	2004	2003
	US$’000	US$’000	US$’000
INCOME TAX (BENEFIT)/EXPENSE
Current tax	—	—	—
Deferred tax — current year	4,654	96,676	—
Deferred tax — prior year	1,295	(111,412)	—
Total income tax expense/(benefit)	5,949	(14,736)	—
The tax on the Company’s profit before tax differs from the prima facie amount that would arise using the tax rate applicable to profits of the Company as follows:

NOTE 15: INCOME TAX (cont.)

	2005	2004	2003
	US$’000	US$’000	US$’000
Profit before tax	15,737	314,485	34,778

Prima facie income tax expense on operating profit at 30%	4,721	94,345	10,433
Permanent differences
- Expenses not deductible for tax purposes	8	2,391	—
- Section 72A double deductions	(75)	(60)	—
	4,654	96,676	10,433

Recognition of previously unrecognised deferred tax asset	—	(111,412)	—
Deferred income tax asset recognised	1,295	—	(10,433)
Tax expense/(benefit)	5,949	(14,736)	—

DEFERRED INCOME TAX
Deferred Tax Assets:
- Deferred tax asset to be recovered within 12 months	14,268	16,222	—
- Deferred tax asset to be recovered after more than 12 months	138,580	126,996	—
	152,848	143,218	—
Deferred Tax Liabilities:
- Deferred tax liabilities to be recovered within 12 months	(6,538)	—	—
- Deferred tax liabilities to be recovered after more than 12 months	(58,571)	(58,406)	—
	(65,109)	(58,406)	—
The gross movement of the deferred tax account is as follows:
Balance at beginning of year	84,812	—	—
Income statement (charge)/credit	(5,949)	14,736	—
Tax credit to equity	8,876	70,076	—
Balance at end of year	87,739	84,812	—
Deferred income tax assets and liabilities have been offset as the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to the same income taxes levied by the same taxation authority in Papua New Guinea.
Movements in deferred tax assets and deferred tax liabilities:

	Provisions of assets	Inventories	Derivatives	Tax losses	Other	Total
Deferred tax assets:

At 1 January 2005	7,151	—	70,076	65,945	46	143,218
(Charged)/credited to the income statement	(966)	1,590	—	(332)	462	754
(Charged)/credited to equity	—	—	8,876	—	—	8,876
At 31 December 2005	6,185	1,590	78,952	65,613	508	152,848

	Accelerated tax
	depreciation	Consumable stores	Deferred mining	Prepaid insurance	Other
Deferred tax liabilities:

At 1 January 2005	(34,172)	(3,965)	(20,080)	(189)	—	(58,406)
(Charged)/credited to the income statement	3,196	(2,449)	(7,514)	64	—	(6,703)
(Charged)/credited to equity	—	—	—	—	—	—
At 31 December 2005	(30,976)	(6,414)	(27,594)	(125)	—	(65,109)

NOTE 15: INCOME TAX (cont.)
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
NOTE 16: REMUNERATION AND RETIREMENT BENEFITS
(a) Directors’ remuneration, including the value of benefits received during the year:

	2005	2004	2003
	US$’000	US$’000	US$’000
Cassidy, Peter	45	45	40
Garnaut, Ross	126	121	114
Kamit, Winifred (appointed 20 October, 2004)	44	—	—
Leslie, Jonathan (retired 1 March, 2003)	—	—	—
Loudon, Geoff	47	45	43
O’Reilly, John (retired 1 November, 2002, reappointed 1 March,2003)	—	—	—
Roberts, Alan (retired 31 March, 2003)	—	—	195
Siaguru, Anthony (deceased 16 April, 2004)	—	21	65
Soipang, Mark (retired 7 March, 2003)	—	—	—
Swan, Neil (retired 1 October 2005)	498	456	402
Arthur Hood (appointed 1 October 2005)	126	—	—
Bruce Brook (appointed 4 December 2005)	—	—	—
(b) The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2004 fall into the following bands:

Remuneration and benefit band	Number of Employees
US$	2005	2004	2003
$30,001 - $40,000	11	6	9
$40,001 - $50,000	7	5	—
$50,001 - $60,000	6	7	4
$60,001 - $70,000	2	6	1
$70,001 - $80,000	3	5	2
$80,001 - $90,000	4	3	7
$90,001 - $100,000	5	5	5
$100,001 - $110,000	10	6	10
$110,001 - $120,000	4	7	12
$120,001 - $130,000	9	9	9
$130,001 - $140,000	5	3	4
$140,001 - $150,000	9	1	1
$150,001 - $160,000	7	7	2
$160,001 - $170,000	6	5	—
$170,001 - $180,000	7	3	—
$180,001 - $190,000	—	—	3
$190,001 - $200,000	3	1	1
$200,001 - $210,000	3	—	1
$210,001 - $220,000	3	2	—
$220,001 - $230,000	2	1	—
$230,001 - $240,000	1	1	—
$240,001 - $250,000	1	1	—
$250,001 - $260,000	—	1	—
$260,001 - $270,000	—	—	1
$270,001 - $280,000	—	1	—
$280,001 - $290,000	1	1	—
$390,001 - $400,000	1	—	—
$470,001 - $480,000	1	—	—

NOTE 17: RETIREMENT BENEFITS
Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on 15% of the employee’s base salary. Contributions made during the year amounted to US$768,492 (2004: US$602,882; 2003 US$510,789). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to US$880,622 (2004: US$750,222; 2003: US$575,251). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
NOTE 18: AUDITORS’ REMUNERATION

	2005	2004	2003
Fees paid / payable to the Group’s auditors for:	US$’000	US$’000	US$’000
Auditing the financial statements
PricewaterhouseCoopers, PNG firm	249	218	147
PricewaterhouseCoopers, other overseas firms	105	147	70
Other services (assurance)
PricewaterhouseCoopers, PNG firm	52	—	—
PricewaterhouseCoopers, other overseas firms	59	—	—
Other services (tax)	129	27	28
	594	392	245
NOTE 19: SHARE CAPITAL
(a) Issued and paid up capital

	US$’000
	2005	2004	2003
Ordinary shares
Opening balance	1,027,504	1,025,288	873,822
Shares issued	—	2,286	156,240
Share issue transaction costs	—	(70)	(4,774)
Closing balance	1,027,504	1,027,504	1,025,288
(b) Issued and paid up capital

	Number of shares (‘000s)
	2004	2003	2002
Opening balance	1,284,225	1,282,334	1,142,334
Shares issued	—	1,891	140,000
Closing balance	1,284,225	1,284,225	1,282,334
Consisting of:
Total shares	1,445,752	1,445,752	1,443,861
Treasury shares	(161,527)	(161,527)	(161,527)
Closing balance	1,284,225	1,284,225	1,282,334
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

NOTE 20: CAPITAL AND LEASING COMMITMENTS
(a) Operating Lease Commitments
Non-cancellable operating leases contracted for at balance date but not yet incurred are as follows:

	2005	2004	2003
	US$’000	US$’000	US$’000
Payable
- not later than one year	356	531	502
- later than one year but not later than two years	356	401	501
- later than two years but not later than five years	546	237	628
- later than 5 years	2,494	—	—
	3,752	1,169	1,631
(b) Capital Expenditure Commitments
Capital expenditure commitments contracted for:

	2005	2004	2003
	US$’000	US$’000	US$’000
Payable
- not later than one year	86,287	34,656	20,651
	86,287	34,656	20,651
The major items of capital commitment as of 31 December 2005 are: Flotation plant (US$41.6m); 20MW geothermal power station (US$32.4m); geothermal wells (US$3.4m); dewatering wells (US$1.9m); and, shovel refurbishments (US$1.5m).
NOTE 21: CONTINGENT LIABILITIES
Claims
Niugini Mining Limited has been subject to two claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims were instituted in 1997 and date back to activities prior to ownership of Niugini Mining Limited by Lihir Gold Limited. Considerable time elapsed between the time the proceedings were initially instituted and the time at which they were served on NML. An application was instituted that the proceedings be set aside on the basis that they were improperly issued. This was on foot for some years. An appeal was made to the Supreme Court after the National Court ruled against NML in May of 2003. The appeal to the Supreme Court of Appeal was heard on 26 July 2004. The Court did not however hand its decision down until late November 2005. It dismissed NML’s appeal on the basis of its general procedural discretion, finding that the balance of fairness or convenience favoured the claimants. This was derived from the fact that the claim would have been statute-barred (then having been issued too long after the time when the cause of action arose), which would have been a complete defence available to NML. On the other hand, the Court noted that other defences were still available to NML. No further appeal is now possible in relation to this application. NML will now deal with the merits of the claim, firstly by requiring a full particularisation of it and of the loss and damage suffered by the claimants. This will lead to the need for NML’s defence to be redrawn. It is considered remote that the plaintiff will be able to mount sufficient evidence in support of the claim to satisfy the burden of proof. The Company intends to defend the claim vigorously.
NOTE 22: BORROWINGS AND FINANCE FACILITIES
The major facilities are summarised as follows:
(a)	Project Financing Facility

A new Syndicated Finance Facility, signed on 13 September 2005, is a facility of two parts, both parts underwritten by ABN AMRO Australia Limited. Participating with ABN AMRO Australia Limited as financiers of the facility are eleven banks: Australia and New Zealand Banking Group Limited, Bayerische Hypo- und Vereinsbank AG, BNP Paribas, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Société Générale, WestLB AG, and Westpac Banking Corporation.

The first part is a US$50 million revolving credit facility. The interest applicable to the facility, inclusive of political risk insurance, is 1.90% over LIBOR plus a PRI premium of 0.95%.

Mandatory prepayments are required under the Finance Facility under certain conditions. The Company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility (Refer to
Note 5).

The second part is a 480,000 ounce gold facility fully drawn down on 15 September 2005 generating funds of US$215,520,000 at the draw down price of US$449.00.
The gold loan delivery schedule is:

Delivery (in ounces)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2006	—	—	—	—	—
2007	—	—	30,000	30,000	60,000
2008	30,000	30,000	15,000	25,000	100,000
2009	50,000	35,000	30,000	15,000	130,000
2010	40,000	25,000	15,000	20,000	100,000
2011	40,000	50,000	—	—	90,000
In compliance with IAS 39, the gold loan is accounted for as a trade payable on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cashflow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment is by physical delivery of gold ounces.
Gold lease rate swaps apply to the entire 480,000 ounce gold facility and entitle the Company to receive a floating rate allowance, used in the determination of the transaction price, in exchange for an obligation to pay a fixed rate, where repayment occurs on a periodic basis. Net gold lease rate swaps paid in ounces are recorded as finance costs.
Interest applicable to the facility is paid in ounces, is valued at cost of sales, and is either capitalised to the extent that the funds are applied to the construction of the flotation plant, or is expensed.
b)	Loan facility European Investment Bank (“EIB”)/Mineral Resources Development Company Ltd (“MRDC”)

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
The following table details the profile of debt repayments:

	Syndicated Finance Facility
	Revolving Credit
	Facility			Gold Loan			EIB Facility			Total
	US$ 000			US$ 000			US$ 000			US$ 000
Repayment Maturity	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Current
Less than one year	—	19,509	—	—	—	—	—	—	3,510	—	19,509	3,510
Non-current
Between one and two years	—	—	19,509	26,940	—	—	—	—	3,510	26,940	—	23,019
Between two and three years	—	—	—	44,900	—	—	—	—	3,510	44,900	—	3,510
In excess of three years	—	—	—	143,600	—	—	—	—	3,509	143,600	—	3,509
	—	—	19,509	215,520	—	—	—	—	10,529	215,520	—	30,038
Total	—	19,509	19,509	215,520	—	—	—	—	17,549	215,520	19,509	33,548
NOTE 23: FINANCIAL RISK MANAGEMENT
(1) Foreign Exchange Risk
The Company is exposed to some foreign exchange risk arising from various currency exposures primarily with respect to the PNG Kina and Australian Dollar. However, as revenue and a large proportion of expenditure are denominated in US Dollars the Company does not hedge its foreign exchange exposure.

(2) Interest rate risk
The Company had US$127.8 million on deposit at year-end to cover both operating costs and identified capital and debt reduction initiatives. Of interest bearing liabilities the fixed / floating split is 35% (2004: 41%; 2003: 42%) and 65% (2004: 59%; 2003: 58%) respectively. A change in interest rates of 10% will have an income impact of approximately US$0.4 million per annum.
(3) Credit risk
For hedging transactions the maximum credit risk at any point in time is the difference between the agreed strike price in the contract, and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price on the 31 December 2005 of US$517.38 / oz (2004: US$438.00; 2003: US$417.50) the hedge book was US$263.2 million out-of-the-money (2004: US$233.6 million out-of-the-money; 2003: US$199.4 million out-of-the-money), effectively quantifying the Company’s credit risk as at that date. Transactions are spread between fourteen major bullion banks, with the most significant concentration at 31 December 2005 being with Mitsui Precious Metals Inc. at 35% of hedges (2004: 26%; 2003: 24%) and J Aron & Company at 15% of hedges (2004: 13%; 2003: 13%).
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

	2005	2004	2003
	US$’000	US$’000	US$’000
Derivative Financial Instruments
Current Assets
- Forward contracts	543	298	9,733
- Put options bought	—	175	90
	543	473	9,823
Non-Current Assets
- Forward contracts	4,236	19,382	7,437
- Put options bought	—	1,751	3,679
	4,236	21,133	11,116
Current Liabilities
- Forward contracts	36,531	40,915	30,179
- Call option sold	4,262	10,884	1,196
	40,793	51,799	31,375
Non-Current Liabilities
- Forward contracts	192,224	179,615	161,290
- Call options sold	34,933	23,777	27,628
	227,157	203,392	188,918
Shareholders’ equity — Fair value and other reserves
- Forward contracts	(280,333)	(215,214)	(177,152)
- Call options sold	(32,975)	(31,382)	(26,542)
- Deferred hedging gains/(losses)	8,664	14,367	(2,854)
- Deferred taxation	78,952	70,076	—
	(225,692)	(162,153)	(206,548)

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS (cont.)
The estimated net amount of gains/(losses) contained in the fair value reserve which are expected to be re-classified to earnings within the next 12 months are as follows:

	2005	2004	2003
	US$’000	US$’000	US$’000
Forward contracts	(53,476)	(40,183)	(20,851)
Deferred hedging gains/(losses)	1,965	6,117	(6,101)
Deferred taxation	12,075	15,682	—
	(39,436)	(18,384)	(26,952)
In September 2005 a gold loan of 480,000 ounces was negotiated as part of a new Syndicated Finance Facility (see Note 22). These negotiations also included an overall restructure of the hedge book that culminated in a reduction of hedge commitments of 470,830 ounces, an increase in the overall hedge book strike price, along with a substantial portion of the Company’s remaining hedge commitments deferred to later years.
As at 31 December 2005 the Company’s hedge book commitments amounted to 1,207,500 ounces as shown in the following summary:

	Forward Sales		Put Options Bought		Call Options Sold
	Ounces	Price	Ounces	Price	Ounces	Price
0-3 months	30,000	$318.43	0	$0.00	0	$000
3-6 months	40,000	$333.63	0	$0.00	0	$000
6-9 months	62,500	$324.89	0	$0.00	0	$0.00
9-12 months	55,000	$345.33	19,000	$315.00	19,000	$307.00
2007	115,000	$330.26	76,000	$315.00	76,000	$30700
2008	145,000	$327.12	0	$0.00	0	$0.00
2009*	240,000	$371.67	0	$0.00	0	$0.00
2010*	240,000	$371.67	0	$0.00	0	$0.00
2011*	120,000	$371.67	13,000	$375.00	13,000	$375.00
2012	0	$0.00	26,000	$375.00	26,000	$375.00
2013	0	$0.00	26,000	$375.00	26,000	$375.00

	1,047,500	$353.80	160,000	$339.38	160,000	$334.63

*	The gross price for the Forwards in these years is shown. The price net of fees is $350.00.
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
The minimum total revenue generated from these programs will be US$424 million (2004: US$639 million). Revenue generated from the same number of ounces at the prevailing spot price at 31 December 2005 of US$517.38 (2004: US$438.00) per ounce would be US$625 million (2004 US$843 million).

On 31 December 2005, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of US$517.38 (2004: US$438.00), was US$263.2 million out-of-the-money (2004: US$233.6 million out-of-the-money). At the spot price plus 10% (US$569.12) the estimated fair value would be approximately US$326 million out of the money. Conversely at the spot price less 10% (US$465.64) the estimated fair value would be US$201 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.
Net profit for 2005 included revaluation costs relating to ineffective hedges of US$5.4 million (2004: revenue of US$8.6 million, 2003: revenue of US$12.1 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2004 lease rates had declined near historical low levels. The cost of US$5.4 million (2004: revenue of US$8.6 million, 2003: revenue of US$12.1 million) has arisen due to lease rates rising in 2005 from the 2004 low levels.
The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2005, shareholders equity included a hedging fair value reserve of negative US$225.7 million after tax (2004: negative US$162.2 million).
It is not Company policy to engage in speculative hedging activities.
The Company does not use financial instruments to hedge future interest rates or foreign exchange transactions.
NOTE 25: SEGMENT REPORTING
Primary Reporting (Business Segments)

	Gold	Other	Unallocated	Group
2005	US$ 000	US$ 000	US$ 000	US$ 000

Segment revenue	224,826	45	—	224,871
Segment result	17,616	45	(1,924)	15,737
Income tax expense	(6,512)	(14)	577	(5,949)
Net profit	11,104	31	(1,347)	9,788

Segment assets	1,319,324	—	82	1,319,406
Segment liabilities	535,484	—	450	535,934
Acquisition of segment assets	99,410	—	82	99,492
Segment depreciation and amortisation	35,757	—	—	35,757

	Gold	Other	Unallocated	Group
2004	US$ 000	US$ 000	US$ 000	US$ 000

Segment revenue	234,668	—	—	234,668
Segment result	315,270	—	(785)	314,485
Income tax benefit	14,501	—	235	14,736
Net profit	329,771	—	(550)	329,221

Segment assets	1,156,906	—	—	1,156,906
Segment liabilities	319,683	—	—	319,683
Acquisition of segment assets	87,663	—	—	87,663
Segment depreciation and amortisation	32,929	—	—	32,929

	Gold	Other	Unallocated	Group
2003	US$ 000	US$ 000	US$ 000	US$ 000

Segment revenue	214,509	—	—	214,509
Segment result	35,525	—	(747)	34,778
Income tax benefit	—	—	—	—

Net profit	35,525	—	(747)	34,778
Segment assets	748,879	—	—	748,879
Segment liabilities	287,489	—	—	287,489
Acquisition of segment assets	27,064	—	—	27,064
Segment depreciation and amortisation	28,631	—	—	28,631
The Company produces gold in Papua New Guinea with a minor quantity of silver produced as a by-product. These revenues are shown as unallocated revenues. Also included are unallocated costs that include corporate costs, directors’ fees and expenses, and stock exchange/share registry costs.
Secondary Reporting (Geographical Segments)

	Segment Sales		Acquisition of	Segment
	Revenue	Segment Assets	Segment Assets	Liabilities
2005	US$ 000	US$ 000	US$ 000	US$ 000

Papua New Guinea	—	1,314,627	99,410	259,806
Australia	175,019	4,779	82	231,853
Europe	47,260	—	—	—
Asia	16,407	—	—	44,275
Unallocated (non-cash deferred hedging realisation)	(13,486)	—	—	—

Total Group	225,200	1,319,406	99,492	535,934

	Segment Sales		Acquisition of	Segment
	Revenue	Segment Assets	Segment Assets	Liabilities
2004	US$ 000	US$ 000	US$ 000	US$ 000

Papua New Guinea	—	1,135,300	87,663	56,281
Australia	211,428	19,446	—	186,525
Europe	20,743	336	—	41,816
Asia	6,462	1,824	—	35,061
Unallocated (non-cash deferred hedging realisation)	(17,168)	—	—	—

Total Group	221,465	1,156,906	87,663	319,683

	Segment Sales		Acquisition of	Segment
	Revenue	Segment Assets	Segment Assets	Liabilities
2003	US$ 000	US$ 000	US$ 000	US$ 000

Papua New Guinea	—	727,940	27,064	67,196
Australia	151,199	15,960	—	148,331
Europe	57,219	1,495	—	43,016
Asia	—	3,484	—	28,946
Unallocated (non-cash deferred hedging realisation)	(8,575)	—	—	—

Total Group	199,843	748,879	27,064	287,489
Segment revenues, expenses, assets and liabilities include amounts directly attributable to a segment and the portion that can be allocated to the segment on a reasonable basis.

NOTE 26: RELATED PARTY TRANSACTIONS
Transactions between related parties are on normal commercial terms and conditions that are no more favourable than those available to other parties.
Lihir Management Company Limited (LMC), a wholly owned subsidiary of Rio Tinto Plc until 10 October 2005, managed the Company pursuant to a Management Agreement dated 17 March 1995. The agreement between LMC and Rio Tinto Plc was terminated on 10 October 2005 when Lihir Gold Limited acquired all LMC shares. Until that date LMC had received a management fee according to the terms of this agreement. Rio Tinto Plc, through its subsidiaries, was a significant shareholder in the Company.
There were two directors who were on the Board of the Company and LMC during the period up to 10 October 2005.
Directors’ interests are outlined in the Directors’ Report.
Lihir has provided debt to the Lakaka group and to Kuridala, as disclosed in note 10. There is no exposure to losses in these companies apart from the credit risk exposure for amounts owed. Except where specifically provided, all amounts advanced are deemed to be recoverable.
A relative of a director provided specialised services to the Company.
NOTE 26: RELATED PARTY TRANSACTIONS (cont.)

	2005	2004	2003
	US$’000	US$’000	US$’000
Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties

The Rio Tinto Group supplies labour on a secondment basis and bears expenses on behalf of the Company which are subsequently recharged to the Company
- Secondment of management	995	1,250	737
- Technical services	1,680	1,520	227
- Insurance brokerage fees	—	111	129
- Other services	—	—	18
	2,675	2,881	1,111

LMC management fee	1,125	1,500	3,449

Interest received from related entities on finance provided (refer note 10)	72	209	369

Lakaka group, a landowner group of Companies, supplies various services to the Company on an arms length basis	7,839	8,235	5,844

Kuridala, a landowner company, supplies various services to the Company on an arms length basis.	377	1,570	1,439

Anthony Garnaut, a relative of a director, provided consulting services to the Company on an arms length basis.	18	—	—
NOTE 27: EARNINGS PER SHARE
The number of ordinary shares used for this calculation is based on the weighted average number of ordinary shares on issue during the year. At 31 December 2005 no options were outstanding.

		2005	2004	2003
Net profit attributable to ordinary shareholders	US$’000	9,788	329,221	34,778
Weighted average number of ordinary shares	‘000	1,284,225	1,284,082	1,158,444
Basic EPS (cent/share)		0.8	25.6	3.0
Diluted number of ordinary shares	‘000	1,284,225	1,284,082	1,158,444
Diluted EPS (cent/share)		0.8	25.6	3.0

NOTE 28: DIVIDENDS PER SHARE
No dividends were declared or paid in 2005 or 2004. At the Annual General Meeting on 29 April 2003, a dividend in respect of 2002 of $A0.02 per share amounting to a total dividend of $14.2 million was proposed. It was paid on 16 July 2003. Dividends paid in 2003 are shown in the Statement of Changes in Equity as an appropriation of retained earnings / (losses) during the year ended 31 December 2003.
NOTE 29: CONTROLLED ENTITIES

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Ltd	100%	Australia
Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 21.
On 10 October 2005 Lihir Management Company Limited became a 100% owned subsidiary of the Company. The Company has a two Kina investment in that subsidiary. Lihir Business Development limited, a wholly owned subsidiary of Lihir Management Company Limited, also became a subsidiary on that date.
On 7 November 2005 Lihir Services Australia Pty Ltd was incorporated and became a 100% owned subsidiary of the Company.
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
(i)	Rehabilitation, restoration and environmental provisions: For the purposes of US GAAP, through 2002 the total (undiscounted) liability was accrued incrementally over the mine life using a units of production method. Under the incremental method no asset was recorded. Effective 1 January 2003, Lihir Gold Limited adopted the provisions of FAS 143 for US reporting purposes, through the recognition of a cumulative effect adjustment.
(ii)	Project financing: Prior to 1997, certain equity issuance and other offering costs were capitalized as a part of mine properties for IFRS purposes. US GAAP requires equity issuance costs to be offset against shareholders’ equity.
(iii)	Borrowing cost capitalization as part of mine properties: Under IFRS, interest incurred on funds that are borrowed specifically for the purpose of obtaining a qualifying asset is capitalized.

Under U.S. GAAP SFAS 34 “Capitalization of Borrowing Cost”, the amount of borrowing cost to be capitalized is the portion of borrowing cost incurred that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not have arisen from borrowings specifically used to acquire the asset.
(iv)	Depreciation of mine properties: Depreciation expense as calculated under U.S. GAAP differs from depreciation expense as calculated under IFRS due to the difference in the carrying values of mine properties. The carrying value of mine properties as determined under IFRS was US$800 million, US$739 million, and US$477 million as of December 31, 2005, 2004 and 2003, respectively. The carrying value of mine properties as determined under U.S. GAAP was US$536 million, US$464 million, and US$408 million as of December 31, 2005, 2004, and 2003, respectively. The difference in carrying values of mine properties results from the differences between IFRS and U.S. GAAP described in Notes 30(i), 30(ii), 30(iii) and 30(v).
(v)	Impairment: Mine properties: Under IAS 36, the impairment test for determining the recoverable amount of a non-current asset is the higher of net selling price and its value in use. Value in use is the net present value of cash flows expected to be realised from the asset, assessed based on the current condition of the asset. Under IFRS, impairment losses may be reversed in subsequent periods.

NOTE 30: RECONCILIATION TO US GAAP (cont.)
Under SFAS 144, an impairment loss is recognized if the carrying amount of a long-lived asset (asset group) exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). An impairment loss is measured as the excess of the carrying amount of the long-lived asset (asset group) over its fair value. Fair value has been estimated using present value techniques. Under US GAAP, impairment reversals are not permitted.

As at December 31, 2000 and 1999, the Company recognized impairment losses of US$120.6 million and US$236.8 million, respectively, under IFRS for its mine properties as their carrying values exceeded their value in use determined as the sum of discounted net cash flows expected to be realized from the mine properties based on their current condition.

No impairments or impairment reversals were effected in 2005. In the years ended 2004, 2003 and 2002, as a result of significant changes in the critical assumptions used to determine the value in use, including increases in the life of mine and reserves and increases in the estimated long term gold price, the directors resolved to partially reverse the previously recognized impairments, to the value of US$205.7 million, US$31.1 million and US$37.9 million respectively. In determining the value in use, the Company used the long term gold price assumptions of US$380, US$340 and US$305 for the years ended 2004, 2003 and 2002 respectively, and a pre-tax real discount rate of 7% in each of those years. As a result of the reversals in 2004, all the impairments recognized in 2000 and 1999, excluding the amount that would have been depreciated of US$82.7 million, have been reversed for IFRS as the impairment write-back is limited to the amount that would have been the written down value of the assets had there been no impairment.

Under SFAS 144, a long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). An impairment loss is measured as the excess of the carrying amount of the long-lived asset (asset group) over its fair value. Fair value has been estimated using present value techniques. Under US GAAP, impairment reversals are not permitted.

For US GAAP purposes, the Company tests its mine properties for impairment on an annual basis and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. As at December 31, 1999, the sum of expected undiscounted future cash flows exceeded their US GAAP carrying values, accordingly no impairment loss was required under US GAAP as of that date. As at December 31, 2000, the undiscounted value of expected future cash flows was less than the US GAAP carrying values of the mine properties indicating the assets were impaired. An impairment loss was calculated as the difference between the US GAAP carrying value and their fair values. Fair value was estimated as the present value of expected future cash flows. An impairment loss of US$339 million was therefore recognized for the year ended December 31, 2000. Under FAS 144, reversal of any previously recognized impairment losses is specifically prohibited.

(vi)	Impairment: Economic grade stockpile: Under IAS 2, the carrying value of ore stockpiles are assessed each year and carried at the lower of cost and net realisable value. Reductions in the carrying value from cost to net realizable value are recognized as an expense in the period incurred through the recognition of impairment provisions. Subsequent increases in net realizable value are recorded through the reversal of previously recognized impairment provisions up to original cost.

Under US GAAP, the economic grade stockpile is carried at the lower of cost or market. Market means current replacement cost, except that market should not exceed net realizable value. Losses are recognized in the period incurred. Under US GAAP, subsequent increases in net realizable value or reversal of previously recognized losses are not permitted.

In prior years and as at 31 December 2003, the Company determined that the net realizable value of the economic grade stockpile was zero for IFRS and US GAAP purposes because of the historically low gold prices during the periods of production and due to the long lead time before the stockpiles were expected to be processed.

In 2004, following the improvement in the gold price environment and improvements to the plant and operating conditions, the directors resolved to reverse the previously recognized impairments on the basis that the current estimated net realizable value was higher than zero cost previously recognized under IFRS. The reinstatement to cost resulted in a non-recurring gain of US$90.2 million in 2004. Under, U.S. GAAP, the cost of the existing stockpile at 31 December 2004 continues to be recorded at zero.

NOTE 30: RECONCILIATION TO US GAAP (cont.)
No impairments or impairment reversals were effected in 2005.

(vii)	Deferred mining costs: Under both IFRS and U.S. GAAP, the Company defers stripping costs as described in Note 1 (vi). Stripping costs include direct expenditures for stripping, drilling, blasting and related depreciation expense. Until April 17, 2000, all mining operations were outsourced to and provided by a third party. Subsequent to that date, the Company began conducting direct mining operations on its own behalf. As disclosed in the 2003 financial statements, beginning from April 17, 2000 and through 2002, certain of these mining costs were expensed in the income statement in error rather than being included in deferred mining costs pursuant to the Company’s accounting policy. In 2003, the error was identified and the Company restated its previously issued 2002 US GAAP reconciliations to include the deferral of the above mentioned direct costs incorrectly expensed.

Under IFRS, the financial statements were not restated because the correction of this error would not have an impact on net income or shareholders’ equity as at and for the year ended December 31, 2002 because any additional mining costs capitalized in 2002 would have resulted in a corresponding reduction in the reversal of the impairment loss recognized in that year.

(viii)	Cumulative effect of change in accounting policy: In 2004, the Company changed its method of accounting for deferred mining costs. Up until 2004, deferred mining costs in relation to the Minifie pit was determined on a phase basis consistent with the characteristics of that pit. From January 1, 2004, the Company changed the amortisation basis to deferred mining costs on a pit basis, principally to more accurately reflect the costs of assessing future ore reserves from the Lienetz pit, which is the new pit relating to current mining operations. The impact of this change to the Company’s results at December 31, 2004 is set out below.

(ix)	Deferred income tax: The accounting for deferred income taxes under IFRS and US GAAP is substantially consistent, except for the accounting for valuation allowances. Under IFRS, deferred tax assets are not recognized unless realization of the deferred tax assets is probable. Under U.S. GAAP, deferred tax assets are recognized and then are subject to a valuation allowance unless realization of the deferred tax assets is considered more likely than not (greater than 50% likelihood of realization). The value of net deferred tax assets under IFRS and US GAAP may differ due to the difference between “probable” and “greater than not” definitions.

As at December 31, 2004, the Company determined that, based on the weight of available evidence including increased long term gold price, improved operating conditions and plans and three years of cumulative book earnings under both IFRS and US GAAP, that the valuation allowances provided against deferred tax assets (temporary differences, tax credits and incentives and tax loss carryforwards) should be reversed because realization of the deferred tax assets was more likely than not. The difference in the deferred tax amounts as recognized under IFRS and US GAAP is as a result of the GAAP differences described above.

(x)	Impairment reversals of mine properties and economic grade stockpiles are not permitted under US GAAP. In 2004, this resulted in an increase to the net deferred tax asset under US GAAP. Previously, the Company recognized a full valuation allowance against the deferred tax asset related to this temporary difference. This has been fully reversed in 2004 following the Company’s determination that there will be sufficient future taxable income to utilise the benefit and the tax loss carryforwards.

(xi)	Recent accounting pronouncements:

The FASB issued FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities (VIEs). FIN 46 requires the consolidation of variable interest entities by their primary beneficiaries, if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The original interpretation issued in January 2003 was subsequently revised in December 2003 as FIN 46R. Application of this revised interpretation is required in financial statements for companies that have interests in previously existing VIEs or special-purpose entities for periods ending after March 15, 2004. FIN 46 is effective immediately for VIEs created after January 1, 2003. FIN 46 does not have any impact on the Company’s financial results or financial position in the reporting periods.

In 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have any impact on the Company’s financial results or financial position.

NOTE 30: RECONCILIATION TO US GAAP (cont.)
In March 2005, the Financial Accounting Standards Board ( FASB ) ratified Emerging Issues Task Force ( EITF ) Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry. EITF Issue No. 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF Issue No. 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The transitional provisions require application through recognition of a cumulative-effect adjustment to opening retained earnings in the period of adoption in a manner similar to a cumulative-effect adjustment as described in APB 20.

For US GAAP purposes, the Company will adopt this new accounting rule as of January 1, 2006. The expected impact of adoption is the elimination of deferred mining costs on the Company’s balance sheet that are post production and the recognition of future post-production stripping costs as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory.

The Company is in the process of quantifying the impact on its financial statements but expects that a substantial proportion of the US$92.0 million capitalized deferred mining costs as at December 31, 2005 will qualify as post production stripping costs, and accordingly will result in a material cumulative-effect of an accounting change reduction to opening retained earnings as of January 1, 2006 and may have a material impact on future income statements. Adoption of the new guidance will have no cash flow impact.

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

In December 2004, the FASB issued SFAS 153 “Accounting for Exchanges of Nonmonetary Assets” which deals with the accounting for the exchanges of nonmonetary assets. SFAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the application of SFAS 153 will have a material impact on the financial statements.

In May 2005, the FASB issued SFAS 154 “Accounting Changes and Error Corrections”, which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. SFAS 154 replaces APB Opinion 20 “Accounting Changes” and SFAS 3 “Reporting Accounting Changes in Interim Financial Statements”. This Statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB published FASB Interpretation No. 47 (FIN 47): Accounting for Conditional Asset Retirement Obligations as a clarification to FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 defines the term conditional asset retirement obligation and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of the Standard is not material for 2005 fiscal year.

NOTE 30: RECONCILIATION TO US GAAP (cont.)

	2005	2004	2003
	US$’000	US$’000	US$’000
Shareholders’ Equity in accordance with IFRS GAAP
	783,472	837,223	461,390

Adjusted as follows:
Rehabilitation, restoration and environmental (i)
• Provisions	—	—	—
• Capitalized rehabilitation costs	—	—	—
Mine properties — project financing costs (ii)	(11,470)	(11,470)	(11,470)
Mine properties — capitalised interest (iii)	5,272	1,611	1,611
Depreciation of mine properties (iv)	4,127	(5,078)	(8,051)

Mine properties — impairment provision under IFRS GAAP (v)	82,740	82,740	288,463
Mine properties — impairment provision under US GAAP (v)	(339,154)	(339,154)	(339,154)

EGS — Impairment provision under IFRS GAAP (vi)	(90,200)	(90,200)	—

Deferred mining costs under IFRS GAAP (vii)	(91,981)	(66,933)	(29,068)
Deferred mining costs under US GAAP (vii)	91,981	66,933	32,191

Deferred income tax under IFRS GAAP (ix)	(87,739)	(84,812)	—
Deferred income tax under US GAAP (x)	195,395	193,277	—

Accumulated adjustments under US GAAP	(241,029)	(253,086)	(65,478)

Shareholders’ Equity under US GAAP	542,443	584,137	395,912

Net income/(loss) under IFRS GAAP	9,788	329,221	34,778

Adjusted as follows:
Rehabilitation, restoration and environmental provisions (i)	—	—	—
Mine properties – project financing costs (ii)	—	—	—
Mine properties – capitalised interest (iii)	3,661	—	—
Depreciation of mine properties (iv)	9,205	2,974	353
Mine properties — Impairment reversal under IFRS GAAP (v)	—	(205,723)	(31,061)
EGS –Impairment reversal under IFRS GAAP (vi)	—	(90,200)	—
Deferred mining costs under IFRS GAAP (vii)	(25,048)	(37,865)	(7,163)
Deferred mining costs under US GAAP(vii)	25,048	34,742	3,067
Cumulative effect of change in accounting policy (viii)	—	(12,768)	—
Deferred tax benefit under US GAAP (x)	(808)	108,465	—
Net income under US GAAP before the effect of change in accounting policy	21,845	128,846	(26)
Cumulative effect of change in accounting policy (i)	—	—	400
Cumulative effect of change in accounting policy (viii)	—	12,768	—
Net income under US GAAP	21,845	141,614	374

NOTE 30: RECONCILIATION TO US GAAP (cont.)

	2005	2004	2003
Comprehensive income	US$’000	US$’000	US$’000
Net income under US GAAP	21,845	141,614	374

Other comprehensive income under US GAAP (net of tax)
• Changes in fair value of derivatives that qualify as cash flow hedges	(72,415)	(25,681)	(137,079)
• Deferred tax benefit under US GAAP (ix)	8,876	70,076	—

Other comprehensive income/(loss) under US GAAP	(63,539)	44,395	(137,079)

Comprehensive income / (loss) under US GAAP	(41,694)	186,009	(136,705)

Deferred tax assets and deferred tax liabilities

	2005	2004	2003
	US$’000	US$’000	US$’000
Non-current assets — Deferred tax assets
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Provisions	6,185	7,151	4,972
Depreciation and Impairment	78,270	74,293	67,108
Tax losses	65,613	65,945	43,523
Others	508	46	4,392
Amounts recognised directly in equity
Derivatives qualified as cash flow hedges	78,952	70,076	61,109
	229,528	217,511	181,104

Non-current liabilities — Deferred tax liabilities
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Deferred mining costs	27,594	20,080	9,657
Prepaid insurance	125	189	172
Consumables	6,414	3,965	4,493
Derivative financial instruments	—	—	5,404
	34,133	24,234	19,726

Total Deferred tax assets/(liabilities)	195,395	193,277	161,378
Less: Valuation allowance	—	—	(161,378)
Net Deferred tax assets/(liabilities)	195,395	193,277	—
Deferred income tax assets and liabilities have been offset as the Company has a legally enforceable right to set off current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities relating to the same income taxes levied by the same tax authority in Papua New Guinea.

In accordance with FAS 109 “Accounting for Income Taxes”, a deferred tax asset is recognised in full but this is then reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realised.

NOTE 30: RECONCILIATION TO US GAAP (cont.)

	2005	2004	2003
	US$’000	US$’000	US$’000
Movements in valuation allowance:
Opening balance at 1 January	—	161,378	132,974
Change during the year	—	(161,378)	28,404
Closing balance at 31 December	—	—	161,378

	2005	2004	2003
	US$’000	US$’000	US$’000
Statement of changes in equity under US GAAP

Accumulated losses
Balance at January 1	(443,367)	(629,376)	(478,486)
Comprehensive income / (loss)	(41,694)	186,009	(136,705)
Dividend	—	—	(14,185)
Balance at December 31	(485,061)	(443,367)	(629,376)

Paid up capital
Balance at January 1	1,027,504	1,025,288	873,822
Shares issued	—	2,286	156,240
Share issue transaction costs	—	(70)	(4,774)
Balance at December 31	1,027,504	1,027,504	1,025,288

Shareholders’ equity under US GAAP	542,443	584,137	395,912

EPS under US GAAP

Net income cumulative change in accounting policy	21,845	128,846	(26)
Net Earnings Per Common Share – Basic (US$ per share)	0.02	0.10	(0.00)
Net Earnings Per Common Share – Diluted (US$ per share)	0.02	0.10	(0.00)

Net Income US$’000	21,845	141,614	374
Net Earnings Per Common Share – Basic (US$ per share)	0.02	0.11	0.00
Net Earnings Per Common Share – Diluted (US$ per share)	0.02	0.11	0.00
Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. There were no outstanding dilutive securities for 2003, 2004 or 2005.

The numerator in calculating both basic and diluted earnings per share for each year is the reported net income determined above for US GAAP purposes. The denominator is based on the following weighted average number of common shares:

(in thousands)	2005	2004	2003
Basic	1,284,225	1,284,082	1,158,444
Diluted	1,284,225	1,284,082	1,158,444

SUPPLEMENTAL SCHEDULE
Supplemental schedule — Valuation and qualifying accounts

	US$ thousands
	2005	2004	2003
Provision for Doubtful Debts
Balance, beginning of year	2,225	1,836	1,347
Additions: charges to costs and expenses	353	389	489
Write-off’s	—	—	—

Balance, end of year	2,578	2,225	1,836

Provision for Stores Stock Obsolescence
Balance, beginning of year	4,317	3,354	2,574
Additions: charges to costs and expenses	982	963	780
Write-off’s	—	—	—

Balance, end of year	5,299	4,317	3,354

Deferred Tax Valuation Allowance
Balance, beginning of year	—	169,139	138,333
Additions: (credited)/charged against income tax	—	(109,333)	30,806
Additions: credited to equity	—	(59,806)	—
Balance, end of year	—	—	169,139