Form 20-F
period 2006-12-31
LIHIR GOLD LTD
filed 2007-04-16
CIK 1000300

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________
Commission file number: 2-6860
Lihir Gold Limited
Papua New Guinea
7th Floor, Pacific Place,
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value	NASDAQ National Market*

American Depositary Shares, each of which represents ten Lihir Gold Limited Ordinary Shares and which are evidenced by American Depositary Receipts	NASDAQ National Market

*       Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report (at December 31, 2006).

Lihir Gold Limited Ordinary Shares of no par value:	1,284,048,639 fully paid shares

Lihir Gold Limited Treasury “B’’ Shares	161,527,405

Lihir Gold Limited Restricted Executive Shares	176,071

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
☑ Yes ☐ No
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
Item 17 ☐                Item 18 ☑
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

*	Not applicable to annuals reports on Form 20-F.

Certain Definitions
Our fiscal year ends on December 31. As used throughout this Annual Report on Form 20-F, unless otherwise stated or the context otherwise requires, ‘2006’ or ‘fiscal 2006’ refers to the fiscal year ended December 31, 2006, and other fiscal years are referred to in a corresponding manner.
Our audited financial results are referred to as our financial statements and corresponding notes.
The ‘Company’ or ‘Lihir Gold’ or ‘Lihir’ means Lihir Gold Limited and any wholly-owned entities (ARBN 069 803 998). ‘Ballarat Goldfields’ or ‘Ballarat’ means Ballarat Goldfields N.L., which is a wholly-owned subsidiary of Lihir.
The ‘Board of Directors’ or the ‘Board’ means the board of directors of Lihir Gold Limited.
In the Annual Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars ($) or (US$).
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
For example, future revenues from projects or mines described in this Annual Report will be based in part upon the market price of gold produced, which may vary significantly from current levels. Other factors that may affect the actual production output and anticipated lives of projects, mines or facilities include the ability to profitably produce and transport the gold extracted to the market, the impact of foreign currency exchange rates on cost inputs and activities of governmental authorities in Papua New Guinea and elsewhere, including increases in taxes, changes in environmental and other regulations and political uncertainty. Lihir can give no assurances that the estimated reserves figures, costs, production output or anticipated lives of its projects, mines and facilities will not materially differ from the statements contained in this Annual Report.
PART I
Item 1. Identity of Directors, Senior Management, and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
A. Selected Financial Data
The following selected financial data should be read in conjunction with the financial statements and the notes thereto, which have been audited by PricewaterhouseCoopers of Papua New Guinea, independent registered public accounting firm, whose report is included at Item 18 of this Annual Report. The income statement data and the expenditure and financing data set forth below with respect to the years ended December 31, 2006, 2005, 2004, 2003 and 2002 and the balance sheet data at December 31, 2006 and 2005 are derived from, and are qualified by reference to, the audited financial statements of Lihir Gold Limited prepared in accordance with International Financial Reporting Standards or International Accounting Standards (“IFRS”) and included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto.

	Year ended December 31,
	(In $ millions, except where indicated)
	2006	2005	2004	2003	2002
Amounts calculated in accordance with IFRS:

Income Statement Data:

Sales revenue (1)	310.5	224.9	234.7	214.5	213.2
Operating profit (2)	80.8	18.1	313.1	37.3	72.4
Profit from ordinary activities after taxation (3)	53.8	9.8	329.2	34.8	53.2

Earnings per share, basic and diluted (4)	0.042	0.008	0.256	0.030	0.047
Number of ordinary shares (millions) (5)	1,284.2	1,284.2	1,284.2	1,282.3	1,142.3

Balance Sheet Data (6):

Total assets	1,496.1	1,319.4	1,156.9	748.9	576.7
Cash and current receivables held	51.7	133.2	88.7	163.2	38.5
Current liabilities	177.4	80.8	104.3	60.3	27.5
Long term obligations	506.8	455.1	215.4	227.2	122.7
Total shareholders’ equity (7)	811.9	783.5	837.2	461.4	426.4
Paid up capital (8)	1,027.1	1,027.5	1,027.5	1,025.3	873.8
Cash dividends per ordinary share (4)	—	—	—	0.016	—

Expenditure and Financing Data:

Cash flow from operating activities	58.7	9.5	30.3	16.7	22.8
Financing activities:
Issuance of ordinary shares	—	—	2.2	151.5	—
Drawdown of term debt	65.6	245.5	—	—	—
Restructure hedge book	—	(62.2)	—	—	—
Repayment of loans	—	(49.5)	(14.0)	(7.0)	(3.8)
Dividend paid	—	—	—	(14.2)	—
Purchase of treasury shares	(0.4)	—	—	—	—

Total financing activities	65.2	133.8	(11.8)	130.3	(3.8)
Total expenditure on investing activities	(204.7)	(99.1)	(87.6)	(26.9)	(24.4)

Amounts calculated in accordance with US GAAP:

Sales revenue (1)	310.5	224.9	234.7	214.5	213.2
Net income (9)(10)	36.3	21.8	141.6	0.4	38.6
Earnings per share, basic and diluted (4)	0.03	0.02	0.11	0.00	0.03
Number of ordinary shares (millions) (5)	1,284.2	1,284.2	1,284.2	1,282.3	1,142.3
Total assets (6)	1,187.7	1,112,5	928.0	683.4	536.7
Total shareholders’ equity (6)	500.8	542.4	584.1	395.9	395.3
Long term obligations(6)	506.8	482.7	239.6	227.2	113.9

(1)	Alternative terminology: “net sales” or “operating revenues”.

(2)	Alternative terminology: “income/(loss) from operations” or “income/(loss) from continuing operations”.

(3)	Alternative terminology: “Net income/(loss)” since Lihir has no discontinued operations

(4)	In US$ per share. Lihir paid its maiden dividend of $A0.02 per share on July 16, 2003.

(5)	As adjusted to reflect changes in capital. Does not reflect an additional 111,957,502 shares issued on March 8 2007 and 38,494 shares issued on March 23 2007, in connection with the purchase of Ballarat.

(6)	At period end.

(7)	Alternative terminology: “net assets”.

(8)	Alternative terminology: “capital stock”.

(9)	Includes the cumulative effect in 2004 of a change in accounting policy with respect to the method of accounting for deferred mining costs. Please refer Note 34 (g) of the financial statements.

(10)	Includes the cumulative effect in 2006 of adopting EITF 04-6. Please refer to Note 34(f) of the financial statements.

B. Capitalisation and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in Lihir’s American Depository Shares (“ADSs”) and ordinary shares involves a significant degree of risk. The following factors, some of which are not typically associated with investing in equity securities of companies from the United States, should be carefully considered by prospective investors in evaluating an investment in the ADSs and ordinary shares. Many of these risks relate to the nature of the core activity of Lihir. The Company’s principle underlying asset is a single mining and processing operation (having certain physical, process, geological and environmental risks), in a developing country (giving rise to certain sovereign and social risks) with a single gold product (leading to market risk). The Company recently acquired a development stage gold company in Australia which may never contribute to production and earnings.
1. Lihir is currently dependent on a single mine
As at December 31, 2006, other than exclusive exploration rights over the rest of Lihir Island, the Company had no mining or exploration assets or operations other than those relating to the Lihir mine. While the Company intends to continue to undertake exploration elsewhere on Lihir Island, at present it is expected that this exploration activity will be limited. On February 26, 2007, the Company gained effective control of an Australian gold mine development company, Ballarat Goldfields through a scheme of arrangement which was approved by Ballarat’s shareholders and the Supreme Court of Victoria. The acquisition of all the shares of Ballarat was completed on March 8, 2007 when the Company issued Lihir shares to Ballarat shareholders. The Ballarat Goldfields project is an underground mine development property, not yet at the production stage. Production is not expected to commence until 2008, at the earliest. Accordingly, Lihir’s commercial viability is currently dependent upon the successful operation of the Lihir mine and associated processing plant, although in future the development of the Ballarat underground gold mine may contribute to production and earnings. No assurances can be given that the Company will be able to sustain successful mining operations or that the Lihir mine will remain commercially viable or that the Ballarat project will become commercially viable.
2. The Lihir mine may be adversely affected by difficult geological conditions
a. Hydrological and geothermal risks
The success of the Lihir mine depends, in part, upon the success of Lihir’s engineering solutions to particular hydrological and geothermal conditions. To Lihir’s knowledge, these conditions have never been experienced before in this combination in a mine the size of the Lihir mine. Significant removal of both groundwater and sea water inflow and geothermal control is required during mining. While Lihir has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics, safety and/or feasibility of the Lihir mine. Lihir is increasingly reliant on geothermal power in order to reduce costs of the mine. While Lihir island contains large potential steam resources, specific wells of steam must be identified and harnessed in order to meet the ongoing needs of Lihir’s geothermal power facilities. Lihir may fail to accomplish this in sufficient time to maintain the power requirements of the geothermal facilities, which could force Lihir to rely on more costly heavy fuel oil. See “Item 4. - Information on the Company – B. Business Overview – Description of Operations – Mining – Dewatering and Geothermal Control”.
An expansion of the process plant through the addition of flotation capacity, which commenced commissioning in the first quarter of 2007, has the potential to increase risk exposure when mining the bottom of the deep phases in Lienetz because some of the low sulphur ore ideally suitable for flotation feed is in rock that is currently too hot to mine (> 150ºC). Plans are in place to cool and depressurize this ore, but there is a risk that accessing it may be delayed, due to slower than planned cooling. Consequent reductions in the quantities of low sulphur ore would reduce the advantage of the flotation expansion.
b. Volcanic activity risks
In addition, Lihir Island is a volcanic seamount and the Lihir mine is located within the caldera of a volcano believed to be inactive. Although it is located 90 kilometers away from a seismically active area of PNG, based on seismic investigations conducted in 1987 and updated in 1992 (Dames & Moore), a subsequent review of publicly available information in 2000 and Lihir’s seismic network monitoring, the Company believes that Lihir Island is situated in an area of moderate seismic activity. Reviews of seismic hazard commissioned by the Company in 2000 and the PNG Geological Survey (Anton & Ripper, 1999) have supported this position. From United States Geological Survey (“USGS”) records of all earthquakes from 1973 to present, the strongest event within a 200 km radius of Lihir was a M8.2 earthquake on the Richter magnitude on November 16, 2000, with an epicenter approximately 109 km south, southwest (SSW) of Luise Harbour (where mining operations are carried out) and at a depth of 33 km. The second strongest event on the same USGS record was a M7.7 earthquake on September 9, 2005, centered 190 km SSE of Lihir at a depth of 90 km. These and smaller events have been felt at Lihir Island.
No assurance can be given that operations at the Lihir mine will not be adversely affected by volcanic or earthquake activity (including resulting Tsunami risk) during the life of the Lihir Mine. See “Item 4. Information on the Company — D. Property, Plant and Equipment — Environmental Considerations — Seismic Considerations”.
c. Landslide risks
On October 9, 2005, a significant landslide occurred in the North Kapit area, resulting in the loss of two people. The landslide resulted in the loss of water supply, road access and power supply to the process plant. Gold processing was shut down until late October with full production recommencing on November 3. The landslide area had been monitored for more than a year and a catastrophic landslide was considered a low probability by geotechnical experts due to the interpreted low angle of the failure plane. A report presented to the Company in October 2006 by external consultants Coffey Geosciences Pty Ltd identified the existence of a prior failure surface as being subjected to reactivation and eventual rapid failure through a combination of the following main factors:
i.	extension of the North Kapit Stockpile;

ii.	higher than long term average rainfall over the previous six months prior to the landslide; and

iii.	a magnitude 7.7 earthquake on September 9, 2005.
In addition, factors contributing to the speed of the rapid failure were probably:
(a)	flow of water into tension cracks and blockage of subsurface drainage;

(b)	geothermal activity; and

(c)	loss of side restraint and extension upslope.
Although full road access across the landslide debris was restored in 2006, no assurance can be given that operations at the Lihir mine will not be adversely affected by a significant landslide.
3. Production, construction, commissioning and other operational risks
Gold mining involves significant degrees of risk, including those related to mineral exploration success, unexpected geological or mining conditions, the development of new deposits, climatic conditions, availability of skilled labour, sourcing mining and processing inputs, equipment and/or service failures and other general operating risks. Many of these risks are outside the control of LGL and its management.
Construction and commissioning of LGL’s operations may be delayed and costs may be higher than expected. Suppliers and contractors appointed by LGL may fail to perform adequately which could lead to further costs, and/or delays, as LGL appoints alternative suppliers and/or contractors. The construction and commissioning schedules will also rely on the timely completion of a number of critical activities any of which, if delayed, may cause construction and commissioning activities to be delayed.
The capital cost estimates for the construction and commissioning of the Ballarat operation and the Lihir Island expansions are subject to definitive estimation. While significant analysis has been and will continue to be conducted in estimating the capital costs, and provision has been made for potential contingencies and cost overruns, there is no assurance as to what the final capital cost will be.
The capital cost estimates for the construction and commissioning of the Ballarat operation and the Lihir Island expansions are subject to definitive estimation. While significant analysis has been and will continue to be conducted in estimating the capital costs, and provision has been made for potential contingencies and cost overruns, there is no assurance as to what the final capital cost will be.
4. Expansion feasibility risk
LGL is currently undertaking a feasibility study on the proposed increase of annual gold production at the Lihir Island to more than 1 million ounces. An options study completed in 2006 concluded that the preferred expansion route was the installation of an additional autoclave to the process plant which is of a wider diameter and double the capacity of each of the three existing autoclaves. This feasibility study is more detailed than the options study and is expected to be completed in early 2008. As such, the final economic and technical viability of this expansion is yet to be determined and any approval by the LGL Board to proceed with the expansion will be subject to the outcome of the feasibility study. While LGL believes that its capital cost estimate in relation to the expansion contains adequate provision for contingencies, there is a risk that (in the event that conclusions of the feasibility study are unfavourable) LGL does not proceed with the proposed expansion or that the estimated capital expenditure, operating costs or proposed timing of the expansion are less favourable from those determined in the options study.
5. Lihir’s insurance may not address all operating risks
The mine, processing plant or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the Company. These include environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, geothermal and seismic activity, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While Lihir currently maintains and intends to continue to maintain insurance with a range of coverage the Company believes to be consistent with industry practice, no assurance can be given that Lihir will continue to be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims. See “Item 4. Information on the Company – D. Property, Plant and Equipment — Insurance.”
6. Lihir is subject to Papua New Guinean political risks
The Lihir mine is located in PNG, a country subject to a relatively high degree of political risk. The Lihir mine is subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, land ownership disputes, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on the Company. The Lihir mine may be adversely affected by future political developments in PNG. Elections are expected to be held in PNG during 2007, which create the potential for additional political uncertainty. As part of the syndicated facility agreement signed on September 13, 2005, (the “Syndicated Facility Agreement”) the banks have required, and Lihir has obtained for the benefit of the banks, political risk insurance covering 100% of the borrowings under the facility, which was a condition precedent to those borrowings, and any termination of this political risk insurance will constitute an event of default under the facility. See “Item 10. – Additional Information – C. Material Contracts – Financing Agreements.”
In addition to the national PNG Government, PNG has a system of 19 provincial level governments, most of which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements. These disputes could adversely affect Lihir’s future operation.
The New Ireland provincial government exchanged its equity participation option in the mine for undertakings by the PNG Government to provide an annual support grant to the New Ireland province of 3,000,000 Kina per year for expenditure on infrastructure projects. Any inability or failure of the PNG Government to fulfill these undertakings could have an adverse effect on the relationship between the national and provincial governments, and this could result in the New Ireland provincial government taking steps that may have negative consequences for the Lihir mine.

7. Lihir is vulnerable to civil unrest
There have been instances of civil unrest within PNG. In 1989, civil unrest on Bougainville Island (which is one of the New Guinea Islands) developed into an armed rebellion against the PNG Government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened. Lihir believes there are important historical and cultural differences between Bougainville and Lihir Island. The Company has also devoted significant time and effort to accommodating the concerns of the Lihirians, and has entered into an integrated compensation, relocation and benefits package that covers (in different ways) the affected landowners, future affected generations and Lihirians generally. See “Item 4. Information on the Company – B. Business Overview – Description of Operations — Community Affairs” and “Item 10. Additional Information – C. Material Contracts – Local Community Agreements”. To date there have been no significant incidents of an extended nature. The original IBP is now over ten years old and since 1995 the mine has developed into a fully functioning operation. In June 2001, the Company, the local community of Lihir, the PNG national, New Ireland provincial and Lihir local level governments jointly commenced a full review of the IBP agreements to assess their effectiveness and how they might be improved to serve the various parties better in the future. These negotiations are continuing. While the Company believes these cultural and historical differences combined with its efforts will significantly reduce the risk of civil unrest as experienced in Bougainville, no assurances can be given that future civil unrest in Lihir will not disrupt operations at the Lihir mine in the future.
8. Lihir is vulnerable to landowner identification and compensation issues
A comprehensive set of benefits and compensation arrangements was agreed between LGL and the people of Lihir (the “Integrated Benefits Package”) in 1995. LGL and representatives of the Lihirian community are currently negotiating an addendum to the original Integrated Benefits Package, known as the “Revised Integrated Benefits Package Agreement”, which has not yet been concluded between the parties. Although the Revised Integrated Benefits Package Agreement has not been concluded, LGL commenced implementation of a new five-year Integrated Benefits Package for the Lihirian community in 2006 and has made the initial payments contemplated in the negotiations. Some outstanding matters include the degree of Lihirian involvement in mine-related business opportunities and the maintenance of a base equity interest in LGL by Mineral Resources Lihir Limited, a trustee on behalf of the landowners of Lihir Island under the Lihirian Equity Trust. The outcome of the negotiations on these matters and the effects of these factors cannot be accurately predicted and may impede the future operations of LGL.
While the Company has spent considerable time, effort and expense in an attempt to resolve landowner issues relating to the Lihir mine, no assurance can be given that future disruptions arising out of landowner dissatisfaction will not occur.
See “Item 4. Information on the Company — B. Business Overview — Description of Operations — Community Affairs”.
9. Lihir’s results are dependent upon volatile gold prices
As substantially all of Lihir’s revenues are derived from the sale of gold, Lihir’s earnings are closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond the Company’s control, such as central bank sales, demand for precious metals, forward selling by producers and purchasers of gold and production cost levels in major gold producing regions, including South Africa and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors, such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand, and political and economic situations. Gold market prices are also affected by worldwide production levels. While the current demand for and supply of gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities. The potential supply of gold consists of new mine production, plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. Further, the central banks of several countries and multilateral organizations, such as the European Monetary Institute and the International Monetary Fund, have sold some of the gold held by them as reserves. They may sell additional amounts of gold in the future, which could result in declines in the market price of gold. All these factors are beyond Lihir’s control and accordingly it is impossible for the management of Lihir to accurately predict future movements in gold prices.
Gold prices declined significantly from the fourth quarter of 1997 and continued to languish below a level of $300 per ounce on average during 1998, 1999, 2000 and 2001 before averaging $310 per ounce in 2002, $363 per ounce in 2003, $409 in 2004 and $445 in 2005. After commencing the year with a low of $525 in January 2006, the gold price climbed steadily to reach a high of $725 in May 2006 before stabilizing during the last half of the year and closing at $634 at the end of December 2006. (All prices are sourced from the London Bullion Market, “London P.M. Fix”). The average price for 2006 was $603.
The current spot rate of around $660 per ounce (as at end March, 2007) is well above the price levels upon which the Company originally estimated its reserves and designed its pit shell ($365 and $375 per ounce, respectively). See “Item 4. — Information on the Company – D. Property, Plant and Equipment – Reserves Estimates”. However, if gold pricing were to decline over an extended period, significantly below the current price used by Lihir in estimating its reserves of $475 per ounce, it could render certain of Lihir’s ore reserves uneconomic, and require a re-evaluation and/or downward adjustment of ore reserves. It could also result in losses and write-downs of Lihir’s assets by having a material impact on the recognition of impairment losses, deferred tax assets, and the decision to value economic grade stockpiles. If gold were to fall below Lihir’s variable production costs for a sustained period, Lihir might have to curtail or suspend some or all of its operations.
The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in $ Per Ounce of Gold
Year	High	Low	Average
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	319	363
2004	454	375	409
2005	537	411	445
2006	725	525	603
2007 (to March 31)	686	608	650
In the past, Lihir has sought to mitigate, in part, the effect of gold price volatility, through hedging strategies, which have included periodic purchases or sales of “put” or “call” options, spot deferred sales and forward sales covering a portion of its gold production at fixed future prices. Certain hedging transactions eliminate or limit additional revenues, which Lihir would otherwise receive from any future rises in the gold price. Lihir’s hedge book commitments at December 31, 2006 committed the Company to deliver to hedging counterparties for these contracts gold priced at approximately $343 per ounce, resulting in a mark to market value of the hedge book of negative $332.8 million as at December 31, 2006, $327.3 million as at March 31, 2007. Lihir is currently reviewing its hedging policy in light of current market conditions and its desire to be more fully exposed to the unhedged gold price.
In addition, Lihir’s profitability could be adversely affected if for any reason it is unable to produce sufficient gold to cover any forward sales commitments it may have made. See “Item 5. – Operating and Financial Review and Prospects – A. Operating Results – Gold Prices — Hedging”.

10.	Lihir’s prospects are partly dependent on reserves estimates and future experience.
The reserve estimates presented in this Annual Report reflect an ultimate pit design which is based on a long-term gold price of $475 per ounce, using life-of-mine cost estimates, for an average cut off grade of 1.09 g Au/t were updated in January 2007 to add 4.4 million ounces to the gold reserve at the Lihir mine.
No assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Gold reserve estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Estimates may change significantly when new information becomes available. Such estimates are necessarily imprecise and depend to some extent on statistical inferences, which may prove unreliable. Should Lihir encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect Lihir’s operations. The reserve estimates contained in this Annual Report have been determined based on assumed gold prices, cut-off grades and operating costs that may prove to be inaccurate. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic to recover, and may ultimately result in a restatement of reserves.

11.	Lihir cannot guarantee it can obtain all the mining and processing inputs required for its operation, including staff.
Due to the increased demand for most mining commodities, there is significant demand for many mining and processing inputs. Lihir, like most other mining and processing operations worldwide, is facing shortages and delays in the procurement of some required parts and supplies, as well as competing in a highly competitive labor market. These market pressures have been reflected in the price and availability of certain inputs.
These pressures are being intensely managed by the Company, but management cannot guarantee some equipment will not be rendered inoperative due to lack of parts supply, or that there will be no other adverse effects from the Company’s inability to obtain other mining and processing inputs.

12.	Lihir is subject to the effects of rising oil prices
Oil prices have risen substantially in recent years and may continue to rise. Like all mining companies Lihir is subject to the negative effects of such price rises as oil-based products are substantial inputs into the Company’s operations. Diesel fuel is employed to power mining equipment while heavy fuel oil is used to power the processing plant. Lihir has been able to mitigate the effects of such price increases through the development of geothermal power as an alternative to heavy fuel oil.
Thirty six megawatts of geothermal power were available at the end of 2006 and the Company commissioned a further twenty megawatts in February 2007. The Company’s current processing power needs are largely met by this geothermal capacity. Exploration is being undertaken for additional geothermal energy that would be required for powering any expansion of processing capacity. However, while Lihir island contains large potential steam resources, specific wells of steam must be identified and harnessed in order to meet the ongoing needs of Lihir’s geothermal power facilities. Lihir may fail to accomplish this in sufficient time to maintain the power requirements of the geothermal facilities, which could force Lihir to rely on more costly heavy fuel oil.
13. Lihir’s financing agreements impose limitations on its operations
In October 2006, Lihir’s subsidiary, Lihir Australian Holdings Pty Ltd (“LAH”), entered into a 364 day bilateral facility agreement (the “bilateral facility”) that imposes certain restrictions on LAH’s operation, which include Ballarat.
The bilateral facility contains various events of default which would entitle the bank to declare outstanding borrowings under the facility to be immediately due and payable and to foreclose on the security granted by LAH and Lihir in relation to this facility. The security consists of a charge over the assets of LAH (principally the shares in Ballarat) and a pledge granted by Lihir over 50 per cent of the deposits paid into a distribution account pursuant to a parent deposit agreement dated October 19, 2006 “Deposit Agreement” between Lihir and the bank. The bilateral facility contains covenants by LAH which are likely to restrict its operations including, but not limited to, undertakings not to dispose of assets, not to create security interests over its assets, not to incur indebtedness, not to provide financial accommodation and not to enter into sale and leaseback transactions, in each case subject to certain exceptions or subject to consent from the bank. In relation to this facility, and in addition to the Deposit Agreement, Lihir also entered into a parent representation and undertaking agreement on October 19, 2006 under which Lihir made various representations and undertakings in relation to LAH. Under these agreements there are numerous covenants which may restrict the operations of Lihir and/or LAH.
See “Item 10. — Additional Information – C. Material Contracts – Financing Agreements” for further details of the terms of the Deposit Agreement.
The Syndicated Facility Agreement is comprised of a gold loan (480,000 ounces) and a revolving credit facility (up to US$50 million) which can be used for working capital purposes. The twelve banks in the syndicate have also extended credit for the Company to maintain derivative contracts for gold hedging. Obligations to the banks as lenders and as hedging counterparties are secured by the Company and covenants which primarily constrain the ability of the Company to incur indebtedness or access cashflows are extended to these banks as both lenders and hedge counterparties. The facility contains a number of covenants by the Company which restrict its operations. These include, but are not limited to, agreements not to engage in any business activities other than those relating to its core business of gold production and related mining and processing activities, not to incur any additional indebtedness or encumbrances, not to provide financial accommodation, not to dispose of its assets and not to pay any dividends, nor make certain other restricted payments unless certain conditions are met. While there are some exceptions to these restrictions and the restrictions may also be waived with the consent of the majority financiers there remain numerous covenants which are capable of restricting its operations. See “Item 5. — Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” and “Item 10. — Additional Information – C. Material Contracts – Financing Agreements” for further details of the terms of the Syndicated Facility Agreement.
14. Lihir has limited financial resources
While Lihir currently believes that it has, or will have, access to resources sufficient to finance its operations, the adequacy of Lihir’s financial resources will depend upon its ability to generate sufficient revenues from gold production, and to keep its costs and other expenditures within its current estimates. If Lihir is unable to generate such revenues, keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, Lihir could require more funds than are currently available to it. In that case, Lihir might not be able to borrow the necessary additional funds or to do so at reasonable rates, because almost all of its assets have already been pledged or otherwise encumbered to secure the borrowings, under the Syndicated Facility Agreement and the bilateral facility. Other than these two facilities, Lihir currently has no other source of committed but undrawn debt funding.
15. Lihir is subject to environmental risks
At Ballarat there are environmental risks associated with water use and disposal, drainage, run off, waste rock disposal and noise associated with mining operations.
In 2005, the Company submitted to the PNG Department of Environment and Conservation an environmental impact statement for the flotation circuit. This environmental impact statement also caters for increasing allowable waster rock disposal volumes to the levels now being produced by the operations. This is currently the subject of a permit amendment application. The Minister deferred granting approval of the environmental impact statement under the new environmental laws and invoked a procedure for the matter to be reviewed by a working committee. In view of this deferral, LGL sought approval to exceed the original permitted level for waste rock discharge for the 2006 calendar year. The PNG Department of Environment and Conservation were given prior notification that this limit would be exceeded and have taken no action about this. Recently, the working committee has recommended that the Minister issue approval in principle for the project although that approval has not been given as at the date of this prospectus. Notwithstanding the delay in obtaining approval, the Company has obtained confirmation that the expansion fell within the Lihir mine’s existing environmental approvals.

16.	Lihir’s mining and exploration rights may be terminated under PNG law
The Lihir mine is also subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract dated March 17, 1995, with the PNG Government. This sets forth the terms upon which Lihir may exercise its rights under the special mining lease which governs the Lihir mine. Under certain limited circumstances, the PNG Government may terminate the mining development contract and, therefore, the special mining lease. Any such termination would prohibit the continued operation of the Lihir mine.
An application for renewal of the Company’s Exploration Licence (EL485) was made in April 2006 ahead of the expiry date of September 13, 2006. A decision on the renewal has been delayed as a consequence of the establishment of the Mineral Resource Authority (“MRA”). It is expected that the MRA should be established by the end of April, at which time processing of the backlogged renewal applications should commence. A denial of the renewal would terminate Lihir’s exclusive right to explore for gold on the remainder of Lihir Island.
See “Item 10. Additional Information – C. Material Contracts – PNG Mining Laws — Related Agreements with PNG Government”.

17.	Lihir is vulnerable to a limited market for the Kina and foreign exchange controls
The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina and no assurance can be given that Lihir will be able to convert any Kina funds it has into other currencies at rates comparable to those at which funds were initially remitted to PNG or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG Central Bank, to convert funds from Kina into other currencies. These regulations generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG. However, under the Mining Development Contract, the PNG Government has agreed to ensure that the PNG Central Bank will grant the Company permission to retain certain of its funds in other currencies than Kina, and to convert and transfer its Kina funds into offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies, and the sale of gold, in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, Lihir is still exposed to certain exchange rate fluctuations and convertibility risks. There can be no assurance that the Kina will not depreciate from its current position against the U.S. dollar. See “Item 10. Additional Information – D. Exchange Controls”.
Although the Company reports in a single currency (US dollars), its costs and revenues are exposed to the fluctuations of a number of different currencies. Costs and capital expenditures incurred at the Lihir Island operation are denominated in US Dollars, Australian Dollars and PNG Kina. Capital expenditures and future operating costs at the Ballarat operations are (and will be) principally incurred in Australian dollars. Revenues from the Lihir Island mine are (and future revenues from the Ballarat operations will be) in the form of US dollars.
Given that LGL’s revenue and a large proportion of expenditure is denominated in US dollars, the Company does not hedge its foreign exchange exposure. However, the Company’s non-US dollar costs and capital expenditures may be subject to changes beyond its control due to fluctuations in these and other currency exchange rates.

18.	Lihir’s dividends to U.S. shareholders are subject to withholding tax
There is no tax treaty in effect between the United States and PNG. As a result, under current PNG law, U.S. shareholders will be subject to a 10% withholding tax on any dividends or other distributions made by Lihir on the ordinary shares. See “Item 10. “Additional Information – E. Taxation” for a discussion of the effects of this tax.

19.	Lihir’s shareholders are subject to different rights under certain circumstances
Lihir’s corporate affairs are governed by its constitution and the laws of PNG. Principles of law applicable to Lihir and its shareholders may differ from those that would apply if Lihir were incorporated in a jurisdiction in the United States. For example, while in most cases shareholder votes are held by ballot in a manner similar to the practice in the United States, in certain circumstances shareholder votes can be limited to persons actually present at a shareholder meeting (either shareholders or representatives of shareholders), and the quorum for such purposes can be as low as three such persons as is provided for by the Company’s constitution. The board of directors also has the ability to refuse to register transfers of ordinary shares that would breach ASX rules or contravene laws. In addition, Lihir’s shareholders may have fewer or less well-defined rights under PNG corporate law with which to protect their interests against actions by its board of directors or major shareholders, than they might have as shareholders of a corporation incorporated in a jurisdiction in the United States.

20.	Difficulty may be experienced in the pursuit of litigation against Lihir or its executive officers, directors, or experts who are not resident in the United States
None of Lihir’s executive officers or executive directors reside in the United States. Lihir understands that the general rules in respect of service of process issued out of US courts requires either:
•	the presence of the person to be served within the jurisdiction of the relevant court; or
•	the consent of that person to receive service outside the jurisdiction.
Lihir is not aware that any of the individuals concerned have given consent to service outside the jurisdiction. Therefore, for a claimant in US courts, there may be a risk that such persons cannot be served with process.
Certain judgments of certain foreign courts are recognized and enforceable in PNG by registration under the Reciprocal Enforcement of Judgments Act (Chapter 50 of the PNG Revised Laws). This Act is applied generally on the basis of reciprocity to prescribed countries and designated courts within those countries. The United States is a prescribed country under the Act. The designated courts in the United States are the New York State Court of Appeals and any Supreme Court of the State of New York. If a foreign money judgment is not obtained from a designated court, it may nonetheless be recognized and enforced in PNG at common law, by commencing a separate action in the National Court of Papua New Guinea to sue on the judgment.
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

21.	Risk Associated with the Ballarat Acquisition
a. Ballarat is exposed to exploration risk and uncertainty of development projects
The Ballarat East Project is at the development stage and has not yet produced gold in commercial quantities. The future productivity of the Ballarat East Project and the other projects in the Ballarat region is dependent on the success of exploration activities and the success of new projects. Exploration activities are speculative and are often unproductive.
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
•	establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;

•	determine appropriate metallurgical recovery processes to extract gold from the ore;

•	estimate ore reserves;

•	undertake feasibility studies and to estimate the technical and economic viability of the project; and

•	construct, renovate or expand mining and processing facilities.
Further, once gold mineralization is discovered it can take several years to determine whether ore reserves exist. During this time the economic feasibility of production may change owing to fluctuations in gold prices and other factors that affect revenue, as well as cash and other operating costs. In accordance with LGL’s accounting policies the Ballarat East Project’s assets will be reviewed for impairment losses at each reporting date to be assured that the carrying values are recoverable. At present, neither the Ballarat East Project nor any other project in the Ballarat region have any Measured Mineral Resources or Ore Reserves. Exploration failures can be expected and more exploration failures may be encountered than previously estimated.
The profitability of the development activities at the Ballarat East Project and the projects in the Ballarat region depend, in part, on the actual economic returns and the actual costs of developing the operation, which may differ significantly from current estimates. Operating costs, capital expenditure estimates and production targets can fluctuate considerably as a result of unexpected problems and delays during development, construction and mine start-up. Production is not expected to commence until 2008, at the earliest. Accordingly, future development activities at the Ballarat East Project and the other projects in the Ballarat region may be less profitable than currently anticipated or may not be profitable at all, and production targets may not be achieved.
b. Lihir may not realize the benefits expected from the Ballarat acquisition
Lihir undertook a detailed financial and business analysis of Ballarat in order to determine the potential benefits of acquiring Ballarat. To the extent that the actual results and production achieved by Ballarat are lower than those indicated by Lihir’s analysis, there is a risk that Lihir’s future results and profitability could be adversely affected.
The merger involves the integration of businesses that have previously operated independently, which will involve, among other things, coordinating geographically separated organizations, integrating personnel with diverse business backgrounds and combining different corporate and workplace cultures. The process of integration could, among other things, divert management’s attention, interrupt or lose momentum in the activities of one or more of the businesses and could result in the loss of key personnel, any of which could have an adverse effect on our business, results of operations or financial condition.

c. Ballarat has limited financial resources
Ballarat has limited financial resources and has estimated that it will require at least an additional A$80 million to fund the development plan for Ballarat’s major asset, the Ballarat East Project, over 2007 and 2008. Ballarat is reliant upon Lihir to obtain financing, however, there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Ballarat East Project. Ballarat has no financing facilities in place and is wholly dependent on Lihir for capital expenditure.
d. Ballarat does not have ore reserves and the level of its estimated mineral resources are uncertain
The Ballarat East Project and the other projects in the Ballarat region do not have Ore Reserves. The estimates of their Indicated Mineral Resources, Inferred Mineral Resources and Exploration Potential are largely dependent on the interpretation of geological data obtained from historical production, exploration drill holes and other sampling techniques, supplemented by recent mining activities. Economic factors are assessed based on feasibility studies and project plans which derive estimates of operating costs based on anticipated tonnage, expected recovery rates, equipment operating costs and other factors. The estimates are therefore necessarily imprecise and depend largely on statistical inferences, which may prove unreliable. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render some of the Mineral Resources uneconomic to recover and may ultimately result in a material reduction in the estimated Mineral Resources of the Ballarat East Project, or other projects in the Ballarat region.
Item 4. Information on the Company
See “Certain Definitions” and “Glossary of Certain Technical Terms” at the end of this Annual Report for the definitions of certain terms used in this Annual Report.
A. History and Development of the Company
(i) Introduction
Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Companies Act of PNG (“Companies Act”). The registered office of the Company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, PNG. The telephone number of the registered office is +675 321 7711. The Company’s website is www.lihir.com.pg. The Company owns and operates a gold mine located on Lihir Island in the New Ireland province of PNG and is developing the Ballarat project in the State of Victoria in Australia.
Lihir Mine
The initial exploration and development work on the Lihir mine was conducted by a joint venture beginning in 1982. A subsidiary of Rio Tinto plc (referred to collectively with its subsidiaries and affiliates, as “Rio Tinto”), one of the participants in the joint venture, prepared a feasibility report on the Lihir mine dated March 1992 and amended in September 1993, October 1994 and May 1995, which was reviewed and audited by Micon International Limited. The joint venture, which undertook almost nine years of test drilling and numerous geological and other studies on the Lihir mine, spent a total of $147 million on exploration and pre-development activities in relation to the Lihir project. In October 1995, the Company acquired the assets relating to the Lihir mine from the joint venture and issued and sold ordinary shares in a global offering. Production of gold from oxide ore commenced in May 1997. In October 1997, the Company completed construction of the processing and related facilities for the Lihir mine and commenced production of gold from sulphide ore.
Of the former participants in the joint venture (or their assignees), only Mineral Resources Lihir Limited still holds an interest in the Company. Rio Tinto completed the sale of all of its shares in the Company in 2005 and no longer holds any interest in Lihir. The Company has been advised that the shares were sold to a range of institutional investors. Niugini Mining Limited, an original joint venture participant, was acquired under a scheme of arrangement and is now a wholly-owned subsidiary of the Company. Mineral Resources Lihir Limited has sold down a proportion of its holding and, the Company understands that as at the date of this Annual Report, its holding amounts to 42,117,082 shares, or 3.02% of the Company’s ordinary issued capital.
No options over the Company’s shares remain outstanding. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders – Share Options”.
Until October 2005, the Company was managed by Lihir Management Company Limited, a wholly-owned subsidiary of Rio Tinto, pursuant to a management agreement dated March 17, 1995. Rio Tinto acquired a managing interest in the joint venture in 1989, and the joint venture had been managed by Lihir Management Company Limited since that time. Since October 2005, the Company has been under independent management following termination of the management agreement. As part of the termination of the management arrangement, the Company acquired all of the shares of Lihir Management Company Limited. See “Item 10 – Additional Information — C. Material Contracts – Termination of Rio Tinto management arrangements in 2005”.
The company has entered into two management services agreement with Lihir Services Australia Pty Limited (“LSA”), a wholly owned subsidiary. Under the agreements, the Company engages LSA to provide or procure the provision of various services. LSA charges the Company a fee for providing those services under the two agreements.

The assets acquired from the joint venture included the Special Mining Lease, which gives the Company exclusive mining rights within the leased area of Lihir Island for 40 years from 1995. The Lihir mine relates to the mineral deposits located within the area covered by the Special Mining Lease. The Company also holds the Exploration License (EL485), which provides the Company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period. An application for renewal of the exploration licence was made in April 2006 ahead of the expiry date of September 13, 2006. A decision on the renewal has been delayed as a consequence of the establishment of the Mineral Resources Authority. Under the provisions of the Mining Act 1992, the term of the exploration licence is deemed to be extended automatically pending the making of a decision on the renewal application. See “Item 10. — Additional Information – C. Material Contracts — Related Agreements with PNG Government”.
(ii) Capital Expenditures
The feasibility report for the Lihir project originally estimated that a total of $673 million (in mid-1995) in capital expenditures would be required for pre-production development and construction of the Lihir mine, excluding the $147 million in exploration and pre-development expenditures made by the joint venture participants prior to the global offering in 1995. This was subsequently re-estimated to be $780 million (in mid-1996), when the definitive estimate for construction was completed. This increase represented a number of changes in scope, particularly in the areas of financing costs, mine and operations development, and working capital, inflation and the decision to move to the early processing of oxide ore. The actual cost of construction was $792 million, which reflected some further changes to scope, such as a re-design of the tailings disposal system, and some increases associated with accommodation and other supporting infrastructure.
Capital expenditure over the last three financial years, as discussed in Note 14 to the financial statements, has been as follows:
Capital Expenditure for Lihir Mine in 2004 – 2006

(in US$ millions)	2006	2005	2004
Projects	148.3	49.0	47.6
Mining	23.7	34.9	27.4
Processing	15.7	15.6	12.7

Total	187.7	99.5	87.7

Capital expenditure in fiscal year 2006 totaled $187.7 million and included the following major items (a) $100.2 million for the ongoing construction of the flotation plant expansion plus an associated $17.0 million for additional mining equipment required as a direct result of this expansion, (b) $27.3 million to complete the 20MW expansion of the geothermal power station, (c) $13.0 million for a range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and de-watering wells, (d) $6.3 million for the purchase of two replacement barges and the rebuild/refurbishment of two existing barges and (e) $4.4 million for the refurbishment of shovels,
Capital expenditure in fiscal year 2005 totaled $99.5 million and included the following major items (a) $20.4 million to complete the construction of a 30 megawatt geothermal power station, (b) the commencement of the project to construct a flotation plant to expand the Company’s processing capacity with expenditure of $15.2 million after feasibility studies costing an initial $2.8 million (c) $12.7 million for a range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and de-watering wells, (d) $9.5 million for the purchase of new mining equipment or refurbishment of existing mining equipment, (e) $7.9 million for a 20 megawatt geothermal power plant expansion, (f) $6.7 million for the purchase of a fifth barge and the rebuild/refurbishment of two existing barges, (g) $4.7 million for a gravity gold separation circuit to further improve gold recovery, and (h) $4.4 million for the autoclave process and other process plant improvements.
Capital expenditure in fiscal year 2004 included the following major items (a) $38.5 million for the initial construction of a 30 megawatt geothermal power station, (b) $15.4 million on the progressive replacement of the mining fleet, (c) $6.4 million to construct and install an additional high-rate grinding thickener, and (d) in excess of a further $5 million for a range of mine technical projects, most notably geothermal resource investigation, Kapit depressurization, and the drilling of steam wells. These expenditures were funded from an equity capital raising conducted by the Company in November 2003 and from operating cash flows.
For fiscal year 2007 at Lihir, capital expenditure of $129 million is projected. This estimate includes (a) $46 million to complete the flotation plant expansion plus an associated $5 million for additional mining equipment required as a direct result of the expansion, (b) $30 million for geothermal and de-watering wells, to allow mining of deeper Lienetz benches, and associated drilling equipment, (c) $7 million for replacement blast hole drills and mining equipment, (d) $7 million for upgrades and increases to accommodation infrastructure, (e) $7 million for stockpile development, (f) $4 million for the continued sealing of some community roads on Lihir Island, meeting a commitment made to the community under the Integrated Benefits Package at the commencement of the project, the relocation of Kapit village and some upgrades to Putput village housing, (g) $2 million for major overhauls performed on excavators, (h) $2 million to complete the 20 megawatt expansion of the geothermal power station and (i) $2 million for new mine maintenance infrastructure required as a result of the fleet expansion over the last 2 years and continuing in 2007. In addition, approximately $7.5 million is expected to be expended on a Feasibility Study into the expansion of the process plant, and a further $7.5 million on exploration activities associated with expansion of the geothermal power steam resource
Total funding of the development plan for the Ballarat East Project has been estimated at approximately A$120 million with A$40 million funded by Lihir in October 2006 and with the additional A$80 million funding required during 2007 and 2008.

Expenditures from 2005 to 2007 for the flotation plant are being funded from the proceeds of the gold loan transacted in September 2005 and from operating cash flows, whilst other capital expenditure for the Lihir mine in 2007 is expected to be funded from operating cash flows
The Company is actively reviewing a number of options, including sales of new shares in the Company, for the on-going funding of Ballarat and future capital expenditure at Lihir.
B. Business Overview
Lihir’s operations consist of a significant single mine on Lihir Island in Papua New Guinea that produces gold doré (a mixture of gold and other metals) as its sole product and the Ballarat gold mining project being developed in Victoria, Australia. With respect to the Lihir mine, gold is mined and processed on Lihir Island. After refining by AGR Matthey in Perth, Western Australia, the gold is ‘sold spot location London’ through the international gold market or delivered into hedge contracts with fourteen selected hedge counter-parties (specifically ABN-AMRO Australia Limited, Australia and New Zealand Banking Group Limited, Bank of Scotland, Banque Nationale de Paris Paribas, Commonwealth Bank of Australia, Bayerische Hypo-und Vereinsbank AG, Macquarie Bank Limited, Natexis Banques Populaires, National Australia Bank Limited, Société Générale Australia, WestLB AG, Westpac Banking Corporation, Goldman Sachs JB Were Pty Ltd, and Mitsui). The gold market is not generally regarded as being influenced by seasonal factors. See “Item 3. Key Information – Risk Factors” for a discussion of gold prices and “Item 5. Operating and Financial Review and Prospects – “A. Operating Results”.
Lihir’s licenses to operate and mine in PNG are subject to the PNG Mining Act 1992 and the Mining Development Contract dated March 17, 1995 with the PNG Government. See “Item 10. Additional Information – C. Material Contracts — PNG Mining Laws, Related Agreements with PNG Government”. Lihir’s use of patented process technologies, including Dynatech Corporation’s (formerly Sherritt) pressure oxidation process and Anglo-American Research Laboratories’ elution system, are secured through life-of-mine license agreements. See “Item 10. Additional Information – C. Material Contracts – Operations Agreements”.
The Ballarat project comprises four granted Mining Licences, aggregating to an area of 22.1km2, and a single granted Exploration Licence comprising a semi-contiguous area of 126km2 all granted in the state of Victoria, Australia. All tenements are held 100% by Ballarat and are in good standing.
Description of Operations
Overview
The following is a summary of Lihir’s current operations. Given the size, scope and long remaining production life of Lihir, changes in operations may be made in the future, and these changes could be material. See “Item 3. Key Information – D. Risk Factors” for a discussion of possible risks to Lihir’s operations.
The mining of the Lihir ore body is based on open pit mining of three main linked pits. Most of the ore is refractory sulphide ore that must be oxidized before the gold can be leached through cyanidation. Pressure oxidation technology licensed from Dynatec Corporation, (formerly Sherritt), is used to treat the refractory ore. In 2005, construction of an additional 3Mt per year capacity flotation circuit with expanded grinding, flotation and oxygen capacities was approved and commenced. The flotation circuit commenced commissioning in the first quarter of 2007. The advantage of the flotation expansion is as follows:
•	it enables the treatment of ore into a higher grade sulphide concentrate for pressure oxidation feed, and
•	sensitivity analyses indicate that the flotation expansion has a lower risk profile than the current plant configuration case, because it is less sensitive to most adverse variations in sulphur feed types.
The in-pit reserves with the new flotation circuit are slightly larger than those for the current plant configuration without flotation. This is due to increased pit volume and reduced cut-off grade, both of which result from reduced processing costs with the expansion. Simplified process flow charts are shown below prior to and after the addition of the new circuit.

Current Plant Flowchart
Plant
Flowchart after Flotation Installation
Until 2004, the main gold-producing pit was Minifie. Production from Minifie has been scaled back since early 2005 as relative gold grades declined. The second pit, Lienetz, is being developed in a series of phases to produce the majority of gold ore from 2005 until 2015. The third pit, Kapit, is scheduled to commence development in 2010, and is expected to produce ore from 2015 onwards and, with further cutbacks during this period to both Minifie and Lienetz, complete the mining period.
Based on the current reserve estimate and mine plan, and including the flotation expansion, production is expected to average over 800,000 ounces per year until 2010.
Mining
General. The open pit mine is expected to produce an average of approximately 11.0 million tonnes of ore per year for most of the mining period, with a rapid decline from 2017 until estimated mining closure in 2022. Ore production has averaged 10.4 million tonnes over the last four years. Total annual extraction of ore plus waste is planned to range from 50 to 60 million tonnes per year from 2006 to 2016 and decrease rapidly thereafter.
The ultimate pit shell contains approximately 693 million tonnes of material, of which approximately 212 million tonnes are proven and probable reserves in-pit and 509 million tonnes are waste, for an overall waste/ore stripping ratio of 2.3. Most waste material will be disposed of offshore in deep water within the confines of the Special Mining Lease area.
Mining of sulphide ore commenced in the Minifie area because of its higher grade and shallower depth, and has been extended over time to encompass the Lienetz and Kapit areas. During 2003 and 2004 most of the mine production was from the Minifie pit. Production of ore from the high grade Phase 5 in the Lienetz pit started in the final quarter of 2004, and it was the main ore source in 2005 until mid 2006. Phase 7 development commenced in April 2005 and was the main source of ore for the second half of 2006 and into 2007. Phase 6 development commenced in July 2006 and will be the main ore source for the second half of 2007.
Material moved during 2006, 2005 and 2004 is shown in the table.

	2006	2005	2004
High-Grade Sulphide Ore (K tonnes)	4,204	3,518	5,036
High-Grade Sulphide (g Au/t)	5.51	6.11	5.11
Low-Grade Sulphide Ore (K tonnes)	3,751	5,857	6,550
Low-Grade Sulphide Ore (g Au/t)	2.27	2.05	2.23
Total Ore (K tonnes)	7,955	9,375	11,586
Total Ore (g Au/t)	3.98	3.57	3.52
Total Waste	48,195	32,177	35,170
Total Material	56,150	41,552	46,756
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

Detailed designs are developed for all phases (push backs) out to and including the ultimate pit shell. These detailed designs are then scheduled with cut-off grade optimization to provide a life of mine plan. Detailed medium and short-term plans are then developed.
Pit face slope angles range from 15o to 26o in soil-strength material, 33o to 35o in weak rock, and 50o in hard rock. In areas that are predominantly waste, mining is carried out on 12-meter benches. In all other areas, 6-meter benches are primarily used.
The mining sequence was determined with a view to maximizing the life of mine value of the deposit using computer techniques, engineered designs and experience. This resulted in 14 mining phases with a variable mill feed cut-off grade for direct process ore for each year of the mining period.
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
The cut-off grade optimization process incorporates costs associated with break even cut-off grade and with the cost of mining and milling parameters including drill and blast costs, loading and haulage costs, mining overheads, mill throughputs, mill blending strategies, mill recoveries, sulphur content, ore depth and haul distance. The cut-off grade optimization process will consider the combinations of these mining and process plant physical and cost variables to derive the optimum cut off grade to maximize business value. The mine planning phase then considers the optimum cut -off grade with practical issues of blending and additional mill throughput constraints of hardness index, sulphur ranges and material types. The autoclave throughput to sulphur grade relationship varies with pulp density, which is dependent on the settling characteristics of the ore. In general, the softer (high clay) ores yield a lower pulp density than the harder (fresh rock) ores. Work index or hardness of the material, determines the rate of feed through the grinding circuits. The heat required to maintain the operating pressures and temperatures in the autoclaves is derived from oxidation of the sulphides. Oxidation of the sulphides (and, hence, liberation of the gold) takes a finite period of time and thus residence time may constrain throughput. The mill feed constraints are represented by the general curves in the following graphics.

Plant Optimisation for selected Pulp Density and Sulphur grades
Sulphide sulphur grade in autoclave feed solids
Assumptions:
50 minutes residence time
30 deg. C feed temperature pre heat recovery
90 deg. C max feed temperature post heat recovery
Oxygen utilisation = 90%
Quench water added to compartments 1a, 1b and 1c = 7 m3/h/autoclave

Plant Optimisation for selected Hardness/Work Index and Sulphur grades
The resultant primary cut-off grades from the design process for plant feed during the “mining period” by years are shown in the following table.

Cut-off Grade strategy for Plant Feed
The stockpile cut-off grade is used to determine if lower value ore should be stockpiled for later processing in the stockpile processing period or wasted, and thus has imputed costs that refer to post mining period hauling and processing costs. The mining cost for the stockpile processing period material is sunk into the determination of direct feed material during the mining period. For example, the cut-off grade for the primary direct feed for the mill, incorporating the flotation circuit, varies from 2.2 to 4.5 g/t with an average of 3.1g/t over the mining period. The stockpile cut off grade to determine the stockpiled material for processing during the stockpile processing period was 1.45g/t for 2006. Therefore, on average, ore between 1.45g/t and 3.1g/t is stockpiled for later use.
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
This relationship is described by:
Recovery = (0.033*LN(Ore grade)+0.8576)
For feed ore during mining period the recovery is approximately 88% to 92% whilst the recovery of material through the stockpile processing period is approximately 84% to 87%.
Sulphide Content. While the average sulphide content of the reserves is 5.1%, the sulphur content is highly variable. Therefore, significant effort is committed to controlling blending of plant feed to maximize throughput by sequencing mine development and stockpile interchange strategies. The ore blend and sulphur target varies depending on ore type, ore reactivity, the number of operating autoclaves (target sulphur for complete oxygen utilization is lower when three autoclaves are on line), age of stockpiled ore, ore settling characteristics and gold grade and relative performance characteristics between feeding either direct to the autoclaves or the flotation plant. The long term average plant feed sulphur grades for the flotation plant expansion are within the operating range for whole of ore feeding to the process plant. However, interruptions to the mine plan can have a significant impact on ore processed due to the resultant lack of flexibility to allow for alternative blending strategies.
Economic Grade Ore Stockpiles. All ore grading below the applicable annual mill feed cut-off grade (but above the waste cut-off grade) will be stockpiled for processing after open pit mining ceases. In addition, the PNG Government required that ore with grades above 1.6g/t be stockpiled within the early years of mine production. This permitted cut-off grade increased to 2.0g/t during 2003. At the completion of the mine period, the economic grade material will be fed to the process plant during the stockpile processing period. Throughputs and recovery are based on current operating practices, but the behaviour of this ore for overall plant recovery and sulphur grade, after being stockpiled for periods in excess of 15 years, is uncertain.

Waste Rock Disposal. Because of the lack of suitable land, the potential for seismic activity, high rainfall and the potential for acidic run-off, the Company and the PNG Government concluded that land-based disposal of waste rock was not a viable option and that the preferred option, in terms of cost and environmental acceptability, continues to be the use of the waste rock to build the base of the stockpile in Luise Harbour and to dispose of surplus or unsuitable material offshore. The acidic characteristics of the waste rock are neutralized in sea water. The waste disposal facility comprises five bottom dump self-propelled barges and two loading docks of three bays each in a single wharf structure.
Dewatering and Geothermal Control. The Lihir mine poses unique geothermal and dewatering mining conditions. The gold resource is associated with a residual geothermal system and is located adjacent to the sea. The pit must be dewatered to keep the water table below the operating level of the mine, for which purpose there are 16 operating dewatering wells. Dewatering operations have successfully maintained dry pit operating conditions with the base of the Minifie pit now reaching 155m below sea level and Lienetz 128m below sea level.
While the Luise Caldera, in which the mine is located, is no longer an active volcanic centre, the residual geothermal effects must be made safe by reducing temperatures and pressures in the vicinity of the pit, in order that high temperature waters and steam generation do not pose a threat to the safety of operators. Since 1999, 11 deep wells (greater than 1000m depth), 25 shallow wells (400-600m) and 94 surface wells (less than 400m) have been completed with 13 deep wells and 62 surface wells discharging steam. Steam discharge has now been continuous since 2000, with wells in the west Minifie and Lienetz areas operating during this period and in the Kapit area from late 2004. Wells in the Lienetz area were commissioned in early 2003 and are increasing steam discharge levels ahead of the continuing development of the Lienetz pit. The second phase of installing surface steam discharge wells for Lienetz continued in 2005 and will be ongoing for the life of the mine. The first stage of discharging steam from the Kapit area has been installed as a trial drill program with monitoring being conducted to gather information on final discharge design.
Power generation using geothermal steam has been demonstrated to be a viable option for Lihir. A six-megawatt pilot plant was commissioned in April 2003. This plant is fed on steam from the shallow steam relief wells already completed as part of the mining development. A 30 megawatt plant was commissioned in 2005 with construction of an additional 20 megawatt plant completed in February 2007. Geophysical and well investigations are being used to determine steam production capacity from the Luise Caldera steam resource. These indicate an ultimate power generating potential in excess of that currently operating and under construction, with studies being undertaken to define the further extent of this potential.
Blasting. Lihir has engaged a contractor, Orica, to provide all products, labour and equipment to carry out the required blasting operations. This includes procurement, transport, manufacture, storage and management of all explosive material and the design, provision, repair and maintenance of magazines, manufacturing facilities with a capacity of 40 tonnes of emulsion per day, and mobile explosive delivery units. The contractor measures and records hole data (including temperature), primes holes, loads explosives down the holes, ties-in and initiates the shots, and is responsible for legal compliance during manufacture, and blasting (including post-blast inspection and dealing with misfires and secondary blasting). Since the ground temperatures are typically above 100 degrees Celsius, explosive emulsions used are desensitized to heat by special formulation and blending with glass micro balloons. New formulations are currently under development in anticipation of the need to blast in higher ground temperatures. See “Item 10. Additional Information – C.Material Contracts – Operations Agreements”.
Mine Drainage. The average annual recorded rainfall at the Lihir mine site is approximately 3,750 millimeters, and has ranged from 2,800 to 5,400 millimeters, with a maximum one-hour intensity of 65 millimeters. For this reason, considerable attention has been paid to the design of appropriate facilities for mine drainage. This includes a system of surface diversion ditches designed to intercept storm water flows before they enter the open pit. A system of in-pit collection ditches and sumps has also been incorporated into the design of each of the phases of pit development. Despite these design provisions, mine production has to be suspended during periods of intense rainfall.
Mining Equipment. The major mining equipment selected for the Lihir mine has been sized for the levels of production and operating conditions contemplated by the current life of mine plan. Most of the mining fleet was purchased from the mining contractor on April 17, 2000 on termination of contract mining arrangements. The transition from operator mining to owner mining was smooth with the majority of the contractor equipment and staff transferring to Lihir at this time. The primary excavation fleet now consists of five 23 cubic meter capacity, and one 14 cubic meter capacity, hydraulic shovels. Material haulage utilizes a matching fleet of 34 rear dump haul trucks, each with a capacity of 136 tonnes. In addition to this a support fleet of smaller shovels, five 100 tonne trucks and ancillary equipment is employed.
The recent worldwide upswing in mining activity has resulted in shortages and longer lead times for truck tires, major change out components, new equipment and experienced maintenance workers and operators. It is not known how these supply conditions will change over time. It is also unknown if sufficient 136 tonne radial truck tires can be procured during 2007 and thereafter due to capacity shortages from the three main tire manufacturers. Retreaded tyres, second hand tyres and lower rated tyres are all being trialed on site while a focus has been maintained on improving radial tyre life. Shortages in radial tires will have a material effect on mining operations for Lihir and for the mining industry in general, however there has not been a material negative impact to cost effectiveness and mining efficiency during 2006. Increased oil prices had a materially negative effect on the cost of operating equipment during 2005 which continued in 2006. See “Item 3. Key Information – D. Risk Factors”.
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

The plant’s facilities first crush and grind the ore into slurry suitable for pressure oxidation. A small flotation plant is sometimes used to concentrate a portion of the slurry as required. The ore is then subjected to pressure oxidation, counter-current decantation (“CCD”), neutralization, carbon-in-leach (“CIL”), and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electro winning and smelting.
The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulphur grade of 7.2%. A design autoclave operating time of 89% of total time was used resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed were installed in 2001 along with a twelfth power generator. In 2002 a pebble crushing circuit was installed in the grinding area to increase grinding capacity, and three additional autoclave feed pumps were installed in 2003. In 2004, a new carbon regeneration kiln was installed to increase gold recovery from the CIL circuit. In 2005, a gravity circuit was installed to maximize recovery from hard blast ores which testwork indicated contain significant proportions of gravity recoverable gold. This circuit was commissioned in 2006, however negligible amounts of gravity recoverable gold have been recovered to date due to relatively small amounts of hard blast ores being processed. As higher proportions of hard blast ores are encountered at depth in the Lienitz and Minifie pits the gravity circuit will be operated to assess the extent that gravity recoverable gold exists.
A total of 4.34 million tonnes of ore were processed through the plant in 2006 to produce 650,811 ounces of gold. Plant throughput was a project to date record.
The Company has commenced commissioning of a 3 Mtpa capacity flotation circuit and associated upgrade aimed at maximizing autoclave capacity and improving the economics of processing lower grade ores. The upgrade will include a secondary crusher, a grinding and flotation plant, increased autoclave feed tank capacity, additional 10 t/h oxygen plant, additional lime slaker and gold desorption circuits. Ores of lower grade and sulphur content grade will be targeted for treatment in the new circuit which will be upgraded in flotation cells to produce a gold containing concentrate. This concentrate will be mixed with ground ore from the existing grinding circuit to provide the optimal feed for the autoclave circuit. Upgrading of the oxygen supply and gold desorption circuits will be required to allow for the increased gold production capability. Commissioning of the flotation circuit commenced in the first quarter of 2007.
Crushing. Run-of-mine stockpiling and primary crushing facilities, incorporating a gyratory crusher, are located at the Ladolam Creek area, approximately 500 meters east of the ore bodies. All other processing facilities are located at Putput, approximately one kilometer southeast of the Ladolam Creek area. Soft ore can be processed separately through a toothed-roll crusher.
A secondary crusher is being installed as part of the flotation plant upgrade to increase the crushing circuits capacity to a nominal 6.5 Mtpa.
Stockpiling and Blending. A series of conveyors transport the crushed ore to a stockpile of approximately 100,000 tonnes capacity located at the Putput processing plant. Ore is reclaimed from the stockpile via under pile feeders and conveyed into the semi-autogenous grinding (“SAG”) mill. Ore that does not flow freely through the under pile feeders is reclaimed by front-end loader and fed through a separate feeder.
As part of the planned upgrade the stockpile area is being enlarged to allow stockpiling and segregation of flotation feed ores (“FGO”) and direct feed (High grade ore – “HGO”) ores to be reclaimed and processed in the respective milling circuits. A loader will provide ore to a feed bin which will provide ore to the FGO milling circuit.
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
A second grinding circuit consisting of a SAG and ball mill is being installed to grind flotation feed ores. Product from the new grinding circuit will report to a new rougher flotation circuit which will separate and concentrate gold containing sulphide minerals into a flotation concentrate. Flotation concentrate will be thickened to 50% solids density prior to blending with thickened HGO ore in the Pressure Oxidation feed tanks.
Pressure Oxidation. The Lihir pressure oxidation circuit utilizes Dynatec Corporation (formerly Sherritt) patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry is first pre-heated to between 60 and 90 degrees Celsius in heat recovery vessels before being pumped under high pressure into three horizontal, six-compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,650 kPa and a temperature of 200 — 210 degrees Celsius. Pure oxygen added into the autoclaves causes rapid oxidation of sulphide minerals, and consequent release of gold particles, to occur. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced to atmospheric conditions. Resultant steam produced in the flash vessels is used to pre-heat autoclave feed in direct contact heat recovery vessels. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.
High-pressure gaseous oxygen for the pressure oxidization process is provided via two cryogenic oxygen plants located adjacent to the processing plant. Liquid oxygen is also produced and stored for backup and emergency requirements.

A third cryogenic oxygen plant is being installed to increase daily oxygen production to 82 tonnes per day.
Energy. Power is supplied by 12 diesel generators, each of 6.3 megawatts. The Company is increasingly turning to geothermal power to meet energy requirements. A six megawatt geothermal plant was commissioned in April 2003 and a 30 megawatt plant was commissioned in 2005. Construction of a further 20 megawatt expansion has been completed and commissioning commenced in February 2007.
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
A currently disused grinding thickener is being converted to a third CCD thickener to further reduce slurry acidity and lime consumption. The third CCD thickener is expected to come on line in 2007.
A second lime slaking facility is being installed as part of the upgrade to ensure sufficient lime is available to neutralize acidic slurry from the CCD washing circuit.
CIL Processing. Gold is recovered from the oxidized slurry in a CIL circuit. The circuit consists of eight large, agitated tanks. In the second tank, sodium cyanide is added to the slurry to begin leaching gold into solution. Coarse, granular carbon is added to subsequent tanks to adsorb dissolved gold. Agitation ensures that the slurry, cyanide and carbon are well mixed and suspended so that most gold containing particles are leached and the gold is adsorbed onto carbon. Slurry flow progresses through the tanks whilst carbon, retained by screens, is pumped in a counter-current direction and progressively loads with adsorbed gold.
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
A new desorption circuit is being installed to increase the loaded carbon treatment rate up to 40 tonnes per day, due to the expected increase in gold production following commissioning of the flotation circuit.
The overall ore treatment process is designed to recover between 88% and 94% of contained gold, depending on ore type. Overall plant recovery for 2006 was 90.2%.
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
The combined streams are subsequently discharged into the ocean via a pipeline at a depth of 128 meters, which is below the surface mixed layer of the ocean. The surface mixed layer, which is the uppermost layer of the ocean that is constantly mixed by wind and wave action, varies with location and time, with a maximum depth of 98 meters being recorded to date at Lihir. Being denser than the receiving seawater, tailings discharged below the surface mixed layer move down the steep submarine slope and will not rise to the surface. See “Environmental Considerations” below for a discussion of this method of tailings disposal
Economic Grade Ores. Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulphide in the ore. To mitigate this effect, a number of measures have been taken:
•	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulphide in ore feed.

•	Flotation plant capacity provides an opportunity to increase the sulphide grade of stockpile ore.

•	Blending of stockpile ores combined with operation of the flotation circuit will enable feeding of the autoclave circuit at the optimum sulphur level.
Limestone Deposits. The original project design incorporated a lime plant treating local limestone. While tests of the local limestone confirmed its chemical suitability, it was also indicated that the limestone may prove too friable for calcining in conventional shaft or rotary lime kilns. As a result the processing plant utilizes imported quicklime transported to site in 20 tonne containers.
Infrastructure. Little or no infrastructure existed on Lihir Island prior to the commencement of activity by the Company and development of the Lihir mine required a significant program of infrastructure construction. Besides the processing plant and barge loading facilities for waste rock disposal, infrastructure now includes a main administration office, an analytical/environmental laboratory, a training building, a warehouse, plant and mine maintenance workshops and emergency response facilities.
Infrastructure for the workforce includes housing and camp accommodation, and related community facilities such as a school, medical center, supermarkets, an open market and a police station. Camp infrastructure comprises a mix of accommodation types with a total capacity of 2,600 beds, as well as associated messing and recreation facilities, and plants for water and sewerage treatment. This infrastructure was upgraded during 2006 to meet the additional demand arising from major construction activities on site. In addition, approximately 90 dwellings are in place to house full-time residential personnel.
A wharf has been constructed at Putput for general cargo ships and tankers. An airstrip and terminal facilities have been constructed on the northern portion of the island. The existing road connecting the airstrip and the project site was improved and a ring road around the island was installed.
Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River, where a run off weir scheme has been constructed. A water treatment plant (installed in 2003 and upgraded in 2006) serves to improve water quality. Water is now also being accessed for the processing plant from the pit area itself.
Communications at the site, within the island and with the external world has been provided through the installation of a satellite link providing public access to the national telephone network. Marine and aeronautical radio systems are also installed.
Logistics
Operational consumables, supplies and maintenance parts are sourced from major suppliers within PNG and the Asia Pacific region. Petroleum products are sourced from Singapore and Fiji, cyanide from Korea, and quicklime from New Zealand. Majority of supplies are consolidated at Lihir’s forwarding agency and transported by regular shipments from Brisbane, Australia. Supplies are generally secured through contracts varying between one and five years’ duration.
Workforce
At December 2006, the Company employed 1,587 people. Of this number, 567 or 36% were Lihirian, 834 or 54% other Papua New Guinean nationals and 186 or 10% were expatriates from various other countries. A great deal of work at the site is undertaken by third party contractors, or business partners, with the major employers in this group being locally owned companies. The total workforce, including business partners, totaled in excess of 3,700 people including personnel associated with construction of the flotation expansion. The Company continues to sponsor regular professional and developmental training, both in-house and externally. See “Item 6 — Directors, Senior Management and Employees — D. Employees.”
Community Affairs
Lihir is the collective name for a group of four islands with a total population, at last count in December 2006, of approximately 13,900 Lihirians, and approximately 4,400 immigrants from other parts of Papua New Guinea (PNG).
Lihir is over 900 kilometers from Port Moresby and at least two hours’ travel by motorized boat from the nearest land mass (New Ireland, Tanga or Tabar islands). Because of this relative geographic isolation, the Lihir community is fairly self-contained. Comprehensive land tenure and genealogy studies were conducted prior to the mine’s development and records are updated annually. The people of Lihir share a common language and the same clan structure, factors which assisted in the original conduct of the compensation negotiations and project approval by the community.
In 1995, a comprehensive set of benefits and compensation arrangements, known as the Integrated Benefits Package (“IBP”) were agreed between the Company, the three levels of government and the people of Lihir. The IBP details the commitments made by the various stakeholders to the community in terms of infrastructure and support, community development, compensation, and relocation of certain families from within the Special Mining Lease. The IBP contains in one volume all of the commitments made to the people of Lihir, in return for their allowing the project to proceed on their land.
The IBP is based on four chapters including: 1) Destruction (relocation and compensation); 2) Development (royalty payments, equity participation, community infrastructure, facilities and services, business development, human development, village development); 3) Security (trust funds, long term development plans, long term investment plans, training and localization); and 4) Rehabilitation (progressive rehabilitation and mine closure provisions). The IBP was signed on Lihir on April 26, 1995, by Lihir Management Company Limited (initially on behalf of the joint venture but with an acknowledgment that it would subsequently be on behalf of Lihir Gold Limited), by the three levels of government (National, Provincial and Local) and by representatives of the various groups of landowners and residents on Lihir Island. It satisfied the requirements of the PNG Mining Act for compensation arrangements to be in place before mining commenced. The IBP was endorsed by the PNG Registrar of Mines prior to signature by the parties.

The compensation provisions of the IBP (Chapter 1) provide for compensation to be paid to the landowners for cleared, damaged or otherwise affected land, for loss of economic plants, for loss of man-made structures, for loss of marine resources and wildlife, for discoloration or other adverse effects on creek water and seawater, for disturbance of burial grounds and sacred sites and for other miscellaneous effects of the Lihir mine. Additional land use payments and compensation has been, and as required will continue to be, paid to landowners in the Ladolam pit and Putput plant site areas for loss of access to land and loss of other resources as a result of the Lihir project. In addition, the compensation agreement provides that the landowners will be paid royalties per cubic meter for sand, gravel and coronus material excavated from their land.
Provision of benefits for future generations of landowners and of relocatees was a significant issue during the negotiations. Therefore IBP Chapters 2 and 3 provide for the establishment of trusts for the long term benefit of landowners and residents and their children, and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation, (statutory and otherwise). In the event of a dispute formal mediation and arbitration procedures are provided for in the agreements. More importantly, the IBP provides for a regular process of review on a five year cycle to provide an opportunity to keep the agreement consistent with the changing circumstances on the island over time.
The original IBP is now over ten years old and since 1995 the mine has developed into a fully functioning operation. In June 2001 the Company, the local community of Lihir, the PNG national, New Ireland provincial and Lihir local level governments jointly commenced a full review of the IBP to assess its effectiveness and how it might be improved to serve the various parties better in the future.
Lihir Gold has a strong commitment to the communities in which it operates. In 2006, the Company commenced implementation of a new 100 million Kina (US$33 million), five-year IBP for the Lihirian community. The IBP facilitates health, education and community development programs on Lihir, with the benefits distributed island-wide. The current version of the IBP agreement, which has not yet been concluded and signed, contemplates that the Company will continue to support the sustainable development of the Lihirian community. The parties to the agreement acknowledge that the IBP agreement is a starting point and that it signifies a commitment to a process to develop a series of programmes, each of which still requires detailed planning to attain the development objectives. Even though the agreement has not been signed, Lihir Gold has made the initial payments contemplated under the IBP.
As part of that process, Lihir Gold has sought to maintain the Lihirian community’s involvement with and interest in the Lihir project. To that end, one element of the IBP agreement is a proposal that Lihir Gold issue additional shares to Mineral Resources Lihir Limited (“MRL”) which has held equity in the Company since Lihir Gold was publicly listed in 1995. MRL holds shares in the Company on trust for adult Lihirian landowners pursuant to the terms of the Lihirian Equity Trust. Since 2005, MRL has sold part of its interest in Lihir Gold. This was initially done to fund loan repayments, in the absence of Lihir Gold dividends being paid. More recently, further sales were made following MRL obtaining Court orders in November 2006 enabling the terms of the Lihirian Equity Trust to be varied. After MRL’s initial sell down to fund its loan repayments was complete (but prior to MRL’s most recent sales after the terms of the Trust were amended) Lihir Gold stated that it proposed to issue 3,284,499 additional shares to MRL for nil consideration in the interests of maintaining the Lihirian direct engagement with the project. Also under discussion are a greater role by the Lihirian community in contract mining and other business opportunities. The discussions on this and other issues are continuing within the context of the IBP agreement which, as noted above, sets the framework for ongoing negotiation and discussion.
The Company has made substantial annual financial contribution by way of compensation, community development, royalties, wages and other payments to the Lihirian community as shown in the table below.

	2006	2005	2004	2003	2002	2001
Kina millions	31.4	24.8	37.2	25.2	26.5	18.1
$ millions equivalent	10.7	8.5	11.8	7.2	6.6	5.0
Even though the Company puts significant effort into addressing landowner issues, it cannot guarantee that specific disputes will not disrupt operations in the future. See “Risk Factors-Item 3 – Key Information – Risk Factors”.
Business Development – The Company provides direct support for business development to the local community through its business development office (“BDO”). BDO assists the local business community to develop realistic, sustainable commercial opportunities. BDO assistance to local businesses has included the development of business plans, managerial advice, preparation and lodgment of VAT, group tax and company returns, secretarial support and business training. In some cases, small loans have also been provided. More than 120 small businesses operate on Lihir, most of which have received some form of assistance from BDO.
BDO continues to provide advice and assistance to local businesses to assist them to maintain financial records and to otherwise comply with the PNG Companies Act and Business Group Registration Act.
Many local businesses continue to benefit from the Company’s outsourcing program for non-core activities by providing goods and services to the Lihir project. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy. Payments to local businesses and contractors amounted to approximately $46 million for supplies and services performed in 2006.
Education Assistance — In 2006, the Company continued to assist Lihirian students through a range of programs. Assistance was provided for four Lihirian students at secondary schools outside of Lihir, 319 students attending top-up schools on Lihir and direct monetary grants were made to 33 local schools. Full scholarships were also granted to four undergraduates to undertake degree and diploma courses at tertiary educational institutions and two at vocational school.

Occupational Health and Safety
Lihir operates in a unique and challenging work environment. The Company is committed to having a workforce free of injury and occupational illness; and ensuring employees, business partners and the community benefit from the Occupational Health and Safety (“OH&S”) management plans developed for its Lihir operations.
Since taking over management of the site in October 2005, 2 significant incidents have occurred. The first one was the Kapit landslide in early October 2005, the second being a geothermal outburst in April 2006. Below is a brief of these two incidents.
Kapit Landslide
At approximately 03.00hrs on the morning of October 9, 2005 a landslide occurred in the Kapit Caldera, impacting the Londolovit to mine site road from the Kapit incinerator area north to near Kapit Village. About 3.2Mbcm of earth was cut from the original topography with 2.2Mbcm of fill being displaced eastward above sea level. It is thus estimated about 1Mcm of material ended up in Luise Harbor. There was a material flow of around 150m at the southern end and 350m at the northern end in an easterly direction.
The landslide and resultant surge wave created when the land mass entered the harbour resulted in two people being listed as missing. One employee was an engineering geologist who was monitoring the slip. The other was an employee of WTB (Western Tug and Barge) who was on board the Lucinda tug which was moored approximately two kilometers away in the Lihir barge maintenance harbor.
Neither body was recovered and a coroner’s certificate was issued for both men stating they had died as a result of the landslide.
Phase 7 Geothermal Outburst
On the night of April 29, 2006 Shovel 67 was working on the northern face of the 956 final ramp. The shovel was operated by a contract shovel operator by the name of John Tukas.
At shift-change (around 06.00hrs) on the morning of April 30, 2006 Shovel 67 was tramming away from the face. Whilst the shovel was tramming in reverse an outburst occurred at the 956 final ramp location. The outburst showered dust and small rocks over a large radius, covering the shovel with debris and pushing-in the Shovel side-window (boom-side).
The operator John Tukas received thermal burns to the upper part of his body and was hospitalized as a result. John has now recovered and is able to resume work at the Lihir mine.
Comprehensive investigations were carried out after both incidents and all recommendations have been implemented, including providing additional resources to monitor and manage potential slip areas and geothermal outburst areas.
Dewatering
The pit development is currently below the water table. The 2007 dewatering program will commission more wells that will depress the water table further mitigating the ground water inflows into the pit. The presence of hot water does not increase the risk of another outburst, as these are caused by accumulation of steam pressure. The steam depressurization program and intrusion of seawater have also reduced the hot water temperature. The safety hazard associated with hot water is geysering from blast holes, which can be mitigated by the use of special covers.
Moving Forward
Both lead and lag indicators are used to measure Lihir’s safety performance. Some of the lead indicators used are number of audits and inspections completed, percentage of corrective actions closed out, SOP development and review as well as the number of Job Safety Observations (“JSOs”) completed. JSOs are an integral part of Lihir’s behavioral (or cultural) based, safety program. In late 2006, Lihir embarked on a three year program to further improve the safety culture at its Lihir operation. Lag indicators used are the traditional measures of injury frequency rates. Lihir measure both lost time injuries (“LTI”) and serious injuries, (which is the total of lost time and medical treatable injuries, other than first aid). The frequency rates are based on 1,000,000 exposure hours to align with and benchmark ourselves against Australian mining companies.
In 2006 exposure hours increased with the construction of the new 20 MGW geothermal plant and the flotation expansion project. By focusing on the positive performance indicators Lihir managed to reduce actual LTI numbers by half and reduce the LTI frequency rate (“LTIFR”) by nearly two thirds.
Lihir LTIs and LTIFR by year

	1998	1999	2000	2001	2002	2003	2004	2005	2006
LTI	12	11	11	16	11	12	13	12	5
LTIFR	2.05	1.70	1.75	2.30	1.80	1.50	1.50	1.53	0.53
Site wide OH&S safety plans are developed and cascade down through the business to departmental and sectional levels. Key performance areas and key performance indicators are then benchmarked and reported on using a balanced score card. The scorecards are updated monthly and reported across the departments and site so employees can keep track of our safety performances. Employees participate in setting the departmental and sectional targets and then “act like owners” to ensure our lead indicators are met, thus reducing the lag indicators.

Improvements for 2007 also include a strong focus on occupational health issues. Key areas have been identified such as fatigue and programs are now being implemented to reduce the affects of occupational health related incidents. Lifestyle issues are also included and include problem areas such as hypertension, diabetes and obesity. The aim is to improve the employee’s health and lifestyle and the flow on from this will be seen in increased productivity.
The Occupational Health and Safety Management System (“OHSMS”) is currently being updated and aligned with the Lihir Integrated Management System (“LIMS”). The update is to ensure the OHSMS is current and meets the business needs.
Strong robust systems alongside a positive safety culture where employees act like owners will ensure Lihir achieves its safety vision of “No Injuries to Anyone Ever”.
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
Attendance at the Lihir Medical Center during 2006 continued to show an increasing trend, with more than 68,000 outpatient reviews conducted for the period. The likely reasons for the increased attendance include, an increase in the number of people living in the mine affected areas principally through immigration, poor functionality of the public health system throughout the Lihir islands, more recently an increase in the size of the Company’s workforce and finally the preferential recruitment of Lihirians which is increasing the number of dependents who are eligible for free medical care. To help improve the functionality of government health facilities, a series of initiatives have been implemented including regular aid post visits by the Company’s medical staff, in house capacity building for aid post workers. Medical staff will continue to encourage Lihirian students to pursue health related studies as a long term sustainability initiative.
Processing Period after 2021
Pursuant to the Company’s current mine plan, economic grade material will be stockpiled during the life of the mining operation reaching maximum levels estimated at 106 million tonnes in 2021. This stockpile material is projected to have an average grade of 2.1g/t. After applying recoveries of approximately 85% — 87% based on current operating practices, for higher grade ore being processed first, production is forecast to average approximately 300,000 ounces per annum during the post-mining processing period commencing in 2022. The ultimate amount of material stockpiled and processed may vary depending on future cut-off grades policies adopted, error estimation inherent with proven and probable reserves categories, and the overall contained sulphur levels of long term stockpiles.
Under current mine plans based on the 2004 Reserves, the open pit mining period is forecast to wind down over 2021 and 2022, with 2023 being the first full year post mining and 2041 being the last full year of processing with, a small amount being scheduled for 2042. The Company’s mine plans may vary in the future, having effects on stockpiled quantities and the mining and processing periods.
Annual gold production in ounces during the production period following the mining period is estimated as follows:

Symbol	Production Parameter	Unit	Value
A	Estimated Stock Pile Material	Mtonnes	113
B	Plant Annual Throughput	Mtonnes	5.6
	(calculation = A/B)	years	20
C	Gold Grade – average	Au g/t	2.15
D	Plant Recovery	%	86.7%
E	Conversion	grams to ounces	31.1035
Approximate Annual Production ounces 335,000
(calculation = B*C*D/E)]
During the period of open pit mining, higher grade ore will be fed directly into the processing plant and the lower, economic grade stockpile ore will be either fed as flotation expansion feed stock or be stockpiled for processing during the period after open pit mining ceases. Approximately 113 million tonnes of stockpile materials is estimated to exist at the end of the mining period in 2021, to give a post mining processing period of over 20 years with cessation of processing operations around 2042.
Lihir Process Plant Expansion Option Study
The current mine production of ore significantly exceeds the process plant capacity, with the excess ore stockpiled for reclaiming and processing in future. Accordingly, during 2006 a study into the options for expanding the Lihir process plant was undertaken. Various options to achieve process plant capacity increases were examined during the options study, and various technologies considered for processing the additional ore. Capital and operating cost estimates were developed to allow a financial analysis of each of the options considered. The results indicated that the optimum option for expansion was one where the existing pressure oxidation process technology already in use at the mine would continue to be utilised. The selected option involves utilising a larger diameter autoclave than the existing autoclaves, such that the capacity of the unit would be twice that of each of the existing units. This option provided the least technical risk and greatest return on capital expended. The annual throughput capacity of the process plant is targeted to increase to approximately 11 – 12 million tonnes as a result, depending on among other things, the sulphur content of the ore feed, and a corresponding increase of gold production of up to 350,000 ounces. Capital expenditure requirements for the additional plant and equipment were estimated to be approximately $500 — $550 million. Additional capital for expansion of the geothermal power generating capacity that would be required to meet the expanded plant power draw was estimated to be around $100 million. A feasibility study into the selected expansion option will be undertaken in order to more accurately estimate capital and operating costs, and to commence work required for regulatory approvals. In addition, exploration to expand the required additional geothermal power steam reserves will also commence in 2007. The feasibility study is expected to be completed early in 2008, and pending the finalisation of the study, it is envisaged that construction would commence in 2008, potentially enabling the new infrastructure to be in full operation during 2010.
Recent Developments
Acquisition of Ballarat Goldfields NL
On February 26, 2007, the Company gained effective control of an Australian gold mine development company, Ballarat Goldfields through a scheme of arrangement which was approved by Ballarat’s shareholders and the Supreme Court of Victoria. The acquisition of all the shares of Ballarat was completed on March 8, 2007 when the Company issued Lihir shares to Ballarat shareholders. Under the scheme of arrangement, Ballarat’s shareholders received five Lihir shares for every 54 Ballarat shares held, valuing Ballarat at approximately A$445.8 million at the date of acquisition, based on its fully diluted share capital with former Ballarat shareholders holding around 8% of the issued capital of Lihir.
Ballarat was established in 1984. During the period from 1984 to 2000, Ballarat focused on exploration drilling, feasibility studies and development of the Ballarat East field, which is located at Ballarat in the state of Victoria, Australia, some 100 kilometers west of Melbourne. In 2002, Ballarat shareholders appointed a new board, and the company was recapitalized. Ballarat is currently focused on the underground development of the Ballarat East field, as well as its three other exploration projects in the Ballarat region: Ballarat West and Berringa, which were acquired in 1998, and Ballarat South, which was acquired in 2004. Ballarat is a development stage property that has not recorded any gold sales to date.
The development of an underground decline at Ballarat East recommenced in December 2004. As of December 31, 2006, a total of five kilometers of development had been completed. The initial development plan involved twin declines which are known as the Sulieman and the Woah Hawp declines. The Sulieman decline is designed to act as a drilling platform and in the future will become the main return ventilation airway for the mine. As of December 31, 2006, development of the Sulieman decline had reached a depth of 330 meters for a total length of approximately 2 kilometers from the portal. The Woah Hawp decline will allow access to gold mineralization we believed to be located in the northern and middle sections of the field. As of December 31, 2006, its development had reached a depth of 345 meters for a total advance of approximately one kilometer.
On September 7, 2006, following discovery of the high grade Blue Whale fault at depth, Ballarat announced a revised development plan which focuses on the mining of deeper resources, required adjustments to the capital works and deferred production from 2007 to 2008. The revised development plan estimated a capital requirement of approximately A$120 million to fund shaft development, decline and mine development and surface infrastructure.
During Ballarat’s financial year ended June 30, 2006, Ballarat commenced construction of the process plant for the Ballarat East project. Construction of the first stage of the plant was completed in December 2006.
The area where all of Ballarat’s exploration projects are located, the Ballarat district, has historically yielded over 12 million ounces of gold, making it the second largest field in Victoria, and the fifth largest in Australia in terms of production to date. The majority of gold mining occurred between 1851 and 1917, after which the field closed due to poor economic conditions and labor shortages brought about by the First World War. A feature of the historic mining activity is that the gold deposits were mined by numerous companies and individuals who had rights to various sections of land over Ballarat. This fragmented ownership across the field often resulted in multiple companies mining the same ore body, and as a result a comprehensive understanding of the geological structure of the field was not possible. Since then, only minor works had been undertaken until Ballarat consolidated the leases across the goldfield and developed a new, comprehensive geological model which has identified and attempted to estimate the exploration potential amongst and beneath the historic workings of the Ballarat East field.
Lihir believes that its acquisition of Ballarat will strengthen the future of Ballarat’s operations by providing the financial resources required to take the Ballarat East project to full development, which will diversify the Company’s operations, add a new revenue stream, in a new geographic area, and provide a significant avenue for potential production growth.

C. Organizational Structure
Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Companies Act . The registered office of the Company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, NCD, PNG while the Company has a corporate office located in Brisbane, Queensland, Australia. The Company owns and operates a gold mine located on Lihir Island in the New Ireland province of PNG and is developing the Ballarat project in the State of Victoria in Australia.
The Lihir gold mine is owned directly by Lihir Gold Limited. Until October 10, 2005, the Company and the Lihir operation were managed by Lihir Management Company Limited, a company incorporated in PNG, which was, until that time, a wholly-owned subsidiary of Rio Tinto. As part of the termination of the Rio Tinto management arrangements, the Company acquired all of the shares of Lihir Management Company Limited. See “Item 10. Additional Information — C. Material Contracts – Termination of Rio Tinto management arrangements in 2005”. Lihir Management Company Limited has one wholly-owned subsidiary, Lihir Business Development Limited, which is incorporated in PNG.
As a result of a merger effected on February 2, 2000, Niugini Mining Limited, incorporated in PNG, became a 100% owned subsidiary of the Company. Niugini Mining Limited’s shares in the Company were converted to Class B shares and, as at the date of this report, Niugini Mining Limited holds 161,527,405 Class B shares in the Company. Niugini Mining (Australia) Pty Ltd, incorporated in Australia, is a 100% owned subsidiary of Niugini Mining Limited. Niugini Mining (Australia) Pty Ltd is the sole subsidiary of Niugini Mining Limited. Neither company has continuing operations. However, contingent liabilities relate to both companies. See Notes 25 to the financial statements.
On November 7, 2005, Lihir Services Australia Pty Ltd was acquired and became a wholly-owned subsidiary of the Company. The entity was incorporated and registered in Australia on September 2, 2005. Lihir Services Australia Pty Ltd has entered into a services agreement with Lihir to provide certain management and related services.
On October 16, 2006, Lihir Australian Holdings Pty Ltd (“LAH”) was acquired and became a wholly-owned subsidiary of the Company. This entity was incorporated and registered in Australia on September 4, 2006.
On March 8, 2007 LAH completed the acquisition of all the shares of an Australian gold mine development company, Ballarat Goldfields NL (“Ballarat”) through a scheme of arrangement which was approved by Ballarat’s shareholders and the Supreme Court of Victoria. See “Item 4. Information on the Company — B. Business Overview – Recent Developments”.
New Resources Pty Ltd, Berringa Resources Pty Ltd, Ballarat West Goldfields Pty Ltd and Corpique (No. 21) Pty Ltd are wholly-owned subsidiaries of Ballarat. These entities were incorporated and are registered in Australia.

D. Property, Plant and Equipment
Lihir is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. See “Business Overview – Description of Operations”. As at December 31, 2006, the facilities have a replacement value of approximately $816 million.
Mining Rights
Lihir holds the Special Mining Lease which gives the exclusive right to mine and produce gold from the Luise Caldera area on Lihir Island, including the site of the processing plant on Putput Point. The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated. For a discussion of applicable PNG mining laws and the specific terms and conditions of the Special Mining Lease, Exploration License and Mining Development Contract, see “Item 10. Additional Information – C. Material Contracts – PNG Mining Laws and Related Agreements with PNG Government”.
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
The Special Mining Lease covers 1,739 hectares and includes the Luise Caldera, Luise Harbour and part of Putput Point. As such, it covers the ore body, processing plant, stockpiles and marine facilities. The LMP for the accommodation and commercial center covers 674 hectares in the Londolovit area and the LMP for the airstrip covers 34 hectares. The mining lease for the hard rock quarry covers 47.7 hectares while the mining lease for the limestone quarry covers 23.7 hectares.
Lihir Island (Aniolam Island)
Aniolam Island (also known and commonly referred to as Lihir Island) is the largest of the Lihir Group of four islands. It is located 925 kilometers directly northeast of the PNG capital of Port Moresby. The Lihir Group of islands forms part of the province of New Ireland.
Lihir Island is a volcanic seamount that rises steeply from sea level to about 600 meters above sea level. It is approximately oval in shape, roughly 22 kilometers long from north to south and 14.5 kilometers from east to west at its widest points. There is a caldera from what is believed to be a no longer active volcano (the “Luise Caldera”), which adjoins a harbour (the “Luise Harbour”) on the east coast of the island. All of the known ore deposits of the Lihir mine are located in the Luise Caldera.
Lihir Island experiences a high level of rainfall, averaging about 3,750 millimeters per year with a range between 2,800 and 5,400 millimeters experienced during operations to date. It has an annual mean relative humidity of about 82%. The temperature generally varies between 20ºC and 30ºC (68ºF and 86ºF). Lihir Island is north of the area most affected by cyclones. Natural vegetation is mostly rain forest.
Prior to the development of the Lihir mine, Lihir Island was largely undeveloped. Subsistence agriculture was the principal occupation of most Lihirians, supplemented by some cash crops such as copra.
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
The Luise Caldera is a well-defined, elliptically shaped caldera, which rises steeply to several peaks over 600 meters above sea level. The caldera is open to the northeast where it is breached by the sea to form Luise Harbour. Luise Caldera measures approximately 5.5 kilometers by 3.5 kilometers. Currently defined gold mineralization occurs within an area of about 2.0 by 1.5 kilometers near the centre of the caldera.

Exploration work since 1983 has defined several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Lienetz, Minifie, Coastal, Borefields and Kapit. Of these, the largest is Minifie, which is about 1,000 by 600 meters with mineralization extending from the surface (50 meters above sea level) to 250 meters below sea level. The Lienetz deposit north of Minifie is about 800 by 400 meters, and extends from the surface (140 meters above sea level) to 300 meters below sea level. The smaller Coastal deposit adjoins Lienetz on the northeast, separating it from the sea. The Borefields zone extends to the north-east along the Minifie structure and is an extension of the Minifie mineralization. The Kapit deposit, extending 300 to 400 meters north of Lienetz, is about 450 by 300 meters with mineralization extending from near surface to 250 meters below sea level. Drilling in 2002 and 2003 extended the limits of Lienetz to the North West, confirmed physical connection between Lienetz and Kapit and extended the current knowledge of the Kapit deposit. By February 2004, the Kapit deposit had been sufficiently explored by drilling, geotechnical, geothermal and economic studies to partially convert the resource to reserves.
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

Based on exploration work to date, gold appears to be the only metal of economic significance present within the Luise Caldera. Gold occurs primarily as sub-micron size particles in sulphide minerals. Sulphide content is relatively high, with the average sulphur grade of the reserves being 6.15%. The main sulphide material is pyrite, with the marcasite form present as an accessory mineral. Arsenopyrite is rare. Some, limited free gold is increasingly apparent. Oxidation layers range in thickness from minimal in low lying areas such as Minifie to a maximum of 70 meters over the higher parts of Lienetz and Coastal and Kapit.
The mineral deposits in the Luise Caldera are hosted by volcanics, intrusives and breccias, and there has been extensive alteration of these rocks within the caldera. Two major alteration episodes have been identified, an earlier and deeper “porphyry style” event resulting in potassic alteration grading laterally to propylitic alteration and a later and higher level epithermal event producing argillic, advanced argillic and phyllic alteration. Because the intensive alteration has destroyed much of the original host rock lithology, the deposits have been classified into a series of ore types based on alteration, hardness, degree of brecciation and similar factors. While this is more a metallurgical classification than a geologic one, it has proved useful in determining many of the mining and processing characteristics of the ore body and host rocks. The ore types are roughly sub-horizontal and form a fairly consistent vertical sequence. The general sequence is that of clay-rich rock, grading into white mica-rock, then felspar-biotite and, at depth, into felspar-biotite-anhydrite. Within and on the boundaries of the ore types, geological structure is also a major influence in the localisation of higher grades in the ore body.
Reserves Estimates
During 2003 and 2004, an intensive resource definition and extension drilling program was undertaken at Lihir, which partially converted the Kapit deposit into reserves. Potential exists to further extend the Company’s reserve on Lihir.
Development of the Kapit deposit will require the construction of a coffer dam in the shallows of Luise Harbour. A substantial geothermal depressurization program will be required prior to mining Kapit. Options are being investigated for early commencement of this program. Economic and technical studies have demonstrated the financial and technical viability of the coffer dam and depressurization programs and the relocation of the current low-grade stockpile lying over this ore. The Kapit deposit development lies within Mining Lease Special Mining Lease number 6 held by the Company.

Discussions with the PNG Government have confirmed that, subject to due processes of community approvals, there currently are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the deposit.
Appropriate reviews and additional studies in the areas of mining, geotechnical, geothermal, groundwater and geological modelling have been carried out to confirm and further develop the assumption base for the mine. Site reviews of mining and processing costs have provided for an improved modelling and optimisation base for the latest estimate. After review of market and peer price data the Company adopted a long-term gold price assumption of $475 per ounce.
The ore reserves in the table below are based on the new resource model at a $475 per ounce gold price assumption, adjusted to take account of mining depletion and reconciliation changes to December 31, 2006.

				Contained
	Reserve	Tonnes	Average grade	Ounces
	Category	(In millions)	(g Au/t)	(millions)
Un-mined Ore	Proven	0	0	0
	Probable	212.0	2.89	19.7
Economic Stockpiled Ore*	Proven	46.5	2.57	3.8
Total Reserves		258.5	2.83	23.6

* Economic Stockpiled Ore
	High Grade	0.6	5.26	0.1
	Medium Grade	2.9	3.47	0.3
	Low Grade	43.7	2.47	3.4
Total Stockpiled	Proven	46.5	2.57	3.8
Reserves have been prepared in accordance with the Australian JORC code (which is the Australian equivalent to Industry Guide 7 under the United States Securities Act of 1933) and the following definitions:
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
Reserves quoted are those remaining below the mining surface at December 31, 2006, within an updated pit design.
Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of December 31, 2006.
The number of ounces of contained gold does not indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency.
The calculation of break even cut-off grade of 1.38g/t for ore fed directly to the autoclaves and 0.87g/t for ore fed via the flotation circuit considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpiled lower grade fraction. The costs used are based on life of mine modeled costs broken into two periods, the ‘mine and process period’, and ‘stockpile processing period’. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. The recoveries used are based on current operating experience that has shown to be a logarithmic average for all material types.
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

The application of cut-off grade (“COG”) in the determination of reserves and optimization mine schedules uses pit optimization software, with cut-off grade optimization and blending modules. The process uses a strategy of progressive refinement to develop the optimum pit. The final stage of the process for cut-off policies uses a scheduler. This scheduler is a constraint-based scheduling system that maximizes NPV. It is capable of optimizing the mining schedule (including cut-off grade strategy) within specified constraints.
There are no significant quantities of silver in Lihir’s reserves nor are any significant quantities of silver recovered.
Exploration
The Luise Caldera is the remnant of a volcano which suffered a seaward collapse of its north-eastern slope. It resembles an elliptical crater which has a generally flat central area surrounded by steep walls. The crater is breached on the seaward side, so the steep walls do not entirely surround the central area. The sudden collapse of the original volcano created conditions favourable for the deposition of gold mineralization in the central portions of the remaining caldera. Within the Luise Caldera lie all the reported gold reserves on Lihir Island. Any area within this central portion which has not yet been systematically drilled, remains prospective for the discovery of additional gold mineralization. Below is a summary of recent exploration activities completed within the Luise Caldera. The graphic following that summary shows the land leases (shaded in colours of green and yellow) available to Lihir for exploration activity.
The last significant exploration-drilling program, involving the Minifie deposit, was finalised during 2006, with results confirming current interpretations of the down dip extent of the deposit. In total, 45 diamond drill holes for 11,346 meters were completed. Drilling was also undertaken in the area between Kapit and Lienetz, following up the discovery of mineralisation linking the two deposits. The 17 holes for 5,542 meters drilled in the Kapit link zone reinforced the continuity of the ore system in this area. These holes confirmed earlier drilling in this area, which showed that while the grades are relatively low in the shallower areas of the southern end, (thereby limiting the viability of mining the Lienetz and Kapit deposits with one pit), mineralization strengthens towards the Kapit zone with grade improvement towards four grams of gold per tonne. Currently the Kapit deposit to the west and south has been defined, while the mineralization remains open to the north and to the east under Luise Harbour. Drilling results, while encountering minor vein-style mineralization, have confirmed economic closure of the Lienetz, Minifie, and Kapit deposits to the west.
The drilling program for 2006, which was significantly reduced from previous years’ programs, looked at appropriate infill and geotechnical work in the Minifie, Lienetz, and Kapit areas, with an increasing emphasis on improved ore definition and design criteria for mine scheduling purposes. Exploration expenditure for 2006, 2005 and 2004 was $6.0 million, $6.2 million and $5.3 million, respectively. Drilling is scheduled for 2007 under the South Kapit stockpile (continuing on the from 2006 program), and in the eastern Kapit area, in an effort to increase the available resources and in the Kapit area in an attempt to convert inferred resources currently on the margins of the mine design, into indicated resources.
Early stage exploration is also continuing over other parts of Lihir Island. The Luise Caldera is one of five distinct volcanic remnants which together form Lihir Island. A number of these volcanic remnants display geological similarities to the Luise Caldera, and are therefore considered prospective for gold mineralization.
Exploration programs are planned to fully explore the potential of the remainder of the Island, through a phased program of outcrop mapping, stream sediment and outcrop sampling, soil sampling, and drilling (assuming sufficient encouragement is gained from each phase to justify follow-up investigation). Subject to negotiations for land access, it is anticipated that the whole island will have been mapped and surface sampled within the next five years. Follow up exploration will be dependent upon the results collected from this work. Expenditure for this work is planned to average $0.3 million per annum over the next five years.
Exploration activities are expected to be funded from internal cash flows.
Environmental Considerations
Overview
The Company operates in accordance with an environmental plan (“EP”) approved by the PNG Government when the project was first established and works closely with that government in implementing all statutory monitoring and reporting as specified in its environmental monitoring and management program (“EMMP”). It also operates in accordance with all water use permits issued for the site. The EMMP details the regular monitoring which is undertaken at over 50 locations around the Lihir island group for over 50 environmental parameters. All results from environmental monitoring are reported to the government and landowners on a regular basis.
The EMMP (2004-2007) was reviewed by the Company and the PNG Government to ensure the ongoing efficacy of the environmental management programs and was subsequently endorsed by the PNG Government. The Company was actively engaged with the PNG Government in its development of the new Environment Act for Papua New Guinea. The Environment Act was passed by Parliament in December 2000 and combines all previous environmental legislation into one Act. It came into operation on January 1, 2004. Transitional provisions deemed the original EP to have the status of an environmental permit under the new Act. These provisions also allow the Company to continue activities under water use permits issued under the former laws for so long as those activities continue to be authorized under the original EP.
Lihir has completed a number of process plant improvements since the commencement of operations, including addition of a flotation circuit to further improve the economics of the project, improvements in mine water/sediment/acid rock drainage management (“MWSAMP”) and the use of geothermal steam for power generation. As a result of these capital improvement programs the processing throughput has increased to 4.3 Mtpa compared with the original design capacity of 2.8 Mtpa.
The flotation circuit increased the maximum ore-processing throughput from 4.3 Mtpa to 6.7 Mtpa. A feasibility study was submitted to the PNG Government in March 2005 and it was acknowledged by the Department of Conservation and Environment (“DEC”) that the expansion was accommodated under the existing project approvals including compliance with the Water Use Permit (WUP 29/990) for discharging tailings via Deep Sea Tailings Placement (“DSTP”) that will result in the expected discharge of 16,500 m3/hr compared to the permitted allowance of 20,833 m3/hr.
In parallel with planning and implementation of the addition of a flotation circuit, the Company made a voluntary submission of an environmental inception report and environmental impact statement (“EIS”) for the project in conformity with the new Environmental Act. The new EIS was endorsed by DEC, but was referred by the Minister for Environment for consideration by a Working Group to provide further advice. Submissions have been given by the Working Group to DEC. Consideration of the new EIS is to be undertaken by DEC before the new EIS is referred to the Minister for approval. If the new EIS is approved, the Company will be entitled to the grant of an environment permit which will define the key environmental impact parameters as defined in the EIS. If the new EIS is not approved, the Company will continue to rely on its original EP.
The Company has employed independent environmental consultants report on its environmental compliance. In addition, the PNG Government carries out its own independent monitoring for elements contained in the EMMP to confirm the Company’s results, and, the Company complies with its own stringent corporate reporting requirements, initially imposed by Rio Tinto through the management agreement, and maintained internally under independent management.
In addition to the statutory environmental compliance monitoring and reporting through the EMMP, the Company undertakes studies to improve understanding of the environmental consequences of the operation. The Company is involved in research projects with CSIRO Division of Marine Science, CSIRO Center for Mining Environmental Research, CSIRO Center for Advanced Analytical Chemistry Energy Technology, James Cook University, Canberra University, URS and Klohn Crippen Consultants Ltd. While the Company’s monitoring and research projects are continuing, results from investigations to date suggest that the level of impacts originating from the Company’s activities are less than originally predicted.
The Company obtained full certification of its Environmental Management System (“EMS”) against the ISO14001 standard in May 2004, making Lihir the first mine in PNG to do so.
Environmental Plan
Extensive environmental baseline studies of the Lihir Group of Islands were carried out during exploration with the involvement of the Lihirian community. These baseline studies were followed by an environmental impact assessment of the Lihir mine, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbour. Each of these impacts are outlined below; however, in summary, ongoing environmental monitoring performed by the Company (involving the community), and independently by the PNG Government and independent consultant reveals that impacts to date are less than that anticipated in the project’s EP as factored into the approval by the PNG Government for the project to proceed.
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
The 2006-2007 research program defines a set of integrated projects with a primary objective to define marine impacts associated with Lihir’s operations. They relate to:
1.	Distribution of bioactive mine-derived contaminants, including secondary precipitates/flocs (particularly As speciation (e.g. arsenobetane)) formed on neutralization of mine tailings with seawater (CSIRO Centre for Advanced Analytical Chemistry & company – sponsored post graduate student);

2.	Assessment of bentho/pelagic coupling mechanisms within the severe impacted zone, examining both vertical (near-slope) feeding communities, and near and far-shore pelagic communities (<500m) exposed to sub-surface plumes (CSIRO Marine Research and CSIRO Centre for Environmental Contaminants Research);

3.	Further definition of the tailings footprint using remote sensing (acoustic seabed classification) techniques, combined with calibration and gap (sediment) sampling (Ian Hargreaves and Associates);

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
Land and Habitat Impacts
The major land and habitat impacts associated with the Lihir operation are the alteration of land use in and around the mine and plant site areas from natural environment to mining lands, and the loss of habitat types important to local inhabitants. A compensation package, forming part of the IBP was negotiated and accepted by the Company, the PNG Government, and landowners, addresses these environmental impacts, including the loss of megapode nesting habitat and economically valuable vegetation, diversion and alteration of stream habitat, and impacts by sedimentation on the water quality of the shallow and deep water marine environment around Luise Harbour, among other land use issues.
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
Waste Rock and Marine Impacts
Given the potential for acid generation from certain waste rock types, permanent submarine disposal of waste rock was determined and agreed to be the preferred method for long-term prevention of sulphide oxidation and subsequent acid generation from geological waste. In addition, the lack of available land for terrestrial disposal also supports the marine placement of waste rock and tailings. The major impacts of the deep-water waste rock and tailings disposal are increased turbidity in the water column within and beyond Luise Harbour, (which declines along the north and south coast), and smothering of deep seafloor dwelling organisms.
The Company regularly monitors the impact of its marine disposal operations and has always remained in compliance with the PNG Government water quality criteria for the protection of marine ecosystems. In addition, a comprehensive three-year research program on the impact of marine geological waste disposal on fisheries resources around Lihir conducted by CSIRO Division of Marine Science, (completed in 2003 with the report published in 2004), revealed no significant impacts on the diversity, abundance or bio-concentration of metals in fish as a result of the mine’s presence. The Company’s own monitoring results of marine sea grass and shellfish are consistent with the CSIRO findings. While the three-year study concluded that the Lihir mine had local impacts on the shallow-water and deep-water fish and benthic reef populations, most likely due to sedimentation, the most recent estimated densities of reef-fishes for Lihir Island indicates there have been no downward trends in fish abundance since 1999, indicating the fish populations are in steady state. While long-term monitoring of the shallow water reef fish and seabed communities around Lihir Island is continuing research is also being directed towards assessing the impacts on deep seafloor organisms and the impact of marine waste disposal on ocean plankton and pelagic fishes.
The major impacts associated with ocean disposal of mine waste continue to be aesthetic, involving surface sediment plumes resulting from barge disposal of waste rock and storm water run-off from roads and mining areas. In 2002 the Company voluntarily commenced a program to further improve its management of water, sediment and acid leachate from stockpile drainage entering the ocean. This continuing program, is being implemented by Klohn Crippen Consultants Ltd on behalf of the Company with the aim of, among other objectives, reducing the visual impacts of sediment in the ocean surrounding the mine.
The most recent work includes the completion of the Phase 7 diversion channel and the decommissioning of the temporary diversion channel. Meanwhile maintenance and cleaning of sediment traps in the Kapit Floodway, between the existing Kapit South Economic Grade Ore Stockpile and the Kapit Flat EGOS, will continue. The southern portion of the channel will need to be realigned in 2007/2008 as Phase 9 mining advances. Ultimately, it is expected that most of the water in the diversion channel should be relatively clean and could be discharged directly into Luise Harbour.

Stockpile Drainage
The EP suggested that drainage from the economic grade ore stockpiles may cause acidic run-off, and elevated levels of dissolved metals, including iron, copper, arsenic, zinc, aluminum, manganese, cadmium, lead and, possibly, mercury and chromium. The Company installed some stockpile covers to reduce the generation of stockpile leachate, however the cover was removed towards the end of 2006 due to continuing tears, lacerations and failures. The cost of a replacement cover has been included in the current budget. The concentration of these metals in the marine environment at Lihir’s compliance monitoring locations, remain within the limits imposed by the PNG Government for the protection of marine ecosystems, and there is no evidence, as supported by the CSIRO Division of Marine Science study, that discharge of stockpile leachate has had a deleterious impact on fisheries communities adjacent to the mine.
The discharge of acidic run-off water from other areas is mitigated prior to entering the ocean, by dilution with large amounts of water from the pit dewatering bore field, which has a high alkalinity and therefore buffers acid leachate run-off. As part of the Kapit North Stockpile development, the Company is currently undertaking engineering works to further improve the management of acid water from the stockpiles.
Tailings Disposal
The reliance of the Lihirian communities on coastal lands means that a land-based tailings storage facility would have had to be situated in the interior mountainous area of the island. Given the seismic conditions, the rugged topography, high rainfall and potential for acid generation, the cost and risks to the environment and people of constructing a stable land storage facility there for tailings were considered prohibitive. In addition, due to the net rainfall surplus, storage of tailings on Lihir Island was not likely to be possible without long term treatment of the effluent run-off water from the land storage facility, the residues from which could also require land-based storage. The Company and the PNG Government concluded that submarine disposal of tailings was the safest disposal option for the Lihir mine operation.
Tailings are discharged under water at a depth of 128 meters through a 1.2 meter diameter steel-cased high density polyethylene (“HDPE”) pipeline. The discharge depth was chosen following extensive field-work on the structure and currents of the ocean in the vicinity of the outfall. This led to the development of a predictive model of tailing behavior once discharged. The discharge point at 128 meters is below the mix layer depth, the euphotic (biologically active) zone and where the density of the receiving ocean water precludes the tailings floating back into the surface water. The tailing is a diluted mixture of solids and a combination of fresh and salt process water and saltwater used in the cooling of the power and oxygen plants. The water quality around the area of the outfall is monitored on a regular basis, to ensure that concentrations of metals and cyanide are not above PNG water quality criteria for protection of marine ecosystems. Monitoring data to date show that, at all times, water quality at marine compliance locations have been better than the prescribed standards.
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
In addition, the Company has carried out extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. These studies have shown that approximately 5% of particles are predicted to settle out of the DSTP density current with 95% reporting to subsurface plumes. The increase in the deposition footprint reported in 2005 largely reflects the improved understanding of the behavior of the ocean currents and ability to measure fine scale deposition of sediment in deep ocean waters, which was beyond the capability of equipment available at the time the project’s original EP was submitted and approved. The Company continues to monitor the depositional footprint associated with the density current and subsurface plumes using a combination of acoustic current profilers, deep sea sediment sampling and remote sensing techniques.
Submarine disposal of tailings is only appropriate under certain geographical and physical conditions, including low velocity ocean currents, absence of upwelling, steep slopes and deep surrounding ocean, all of which occur at Lihir. International concern regarding marine tailings disposal is based on the perception that it could lead to major metal contamination. Bottom-dwelling marine organisms colonizing stabilized waste rock or tailings deposits may be exposed to elevated metals concentrations in the sediments. Tissue metal enrichment may then occur and may be transferred to predatory fish. As discussed previously, a comprehensive three-year study undertaken by CSIRO Division of Marine Science concluded that there is no evidence of metal enrichment in fish species around Lihir Island as a result of the mine. Further research on other marine organisms, including deep seafloor dwelling organisms and plankton species, described previously, is currently underway.
Rehabilitation and Decommissioning
The approval of the environmental plan required the Company to undertake rehabilitation on a progressive basis. As with all environmental monitoring reporting requirements, rehabilitation activities are reported to the PNG Government on a regular basis.
The Company initially prepared a conceptual mine closure plan, (or “CMCP”), which details the Company’s options with respect to mine closure, as well as assigning costs associated with those various closure options. These costs are being charged to operating costs during the operation of the project, to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining and processing. The various closure options identified in the CMCP were reviewed during 2004 and early 2005 to address such issues as the final void of the pit, and the effect of mining the Kapit deposit, which was converted to reserve in February 2004. The major areas to be dealt with by rehabilitation efforts at closure, are the open pit area, and low-grade ore platforms. Closure costs are estimated at approximately $41.0 million. This has increased from 2005 due to the Kapit landslide. This amount is discounted at the Company’s credit-adjusted risk-free rate to give rise to a liability of $11.1 million, as is currently reflected in the Company’s balance sheet. As currently constituted, the Company believes that the sum of $11.1 million, invested today at a rate of return equivalent to Lihir’s credit-adjusted risk-free rate, would ensure the Company had sufficient funds to meet the rehabilitation needs associated with the CMCP.
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
To evaluate the seismic environment of Lihir Island, an examination was undertaken of the regional earthquake setting of PNG and the Solomon Islands. A mathematical model was developed to estimate the probability and characteristics of earthquakes at Lihir Island. This model has subsequently been modified and updated to incorporate the more than 1,640 earthquakes of magnitude 5 or greater which have occurred within 200 kilometers of the site since the original 1987 study was completed.
The results of the seismic hazard study were used to develop earthquake design criteria for structural design, and earth pressures for retaining wall design, liquefaction assessments, dynamic slope stability, and assessment of tsunami threat and extreme ocean water levels. These earthquake design criteria were adopted for design purposes throughout the Lihir mine. The further review in 2000 substantially confirmed the suitability of the original criteria, and has been adopted as the basis of all ongoing structural design at Lihir.
Insurance
The Company has a comprehensive insurance program providing coverage for property damage & business interruption (property loss or damage, business interruption and construction risks), combined liability (public, products and errors & omissions), directors & officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees) and money (theft by people other than employees). Deductibles apply to any claim. Major property damage and business interruption risks are assessed annually. While the insurance program is comprehensive, as outlined in “Item 3. Key information – D. Risk Factors” there is still some risk that insurance coverage may not address all operating risks.
Workers’ compensation and medical insurance for employees are separately provided for under PNG policies.
While the Company has obtained the required political risk insurance in favor of its lenders, covering the full extent of borrowings under the Syndicated Facility Agreement, the Company does not receive any benefit from this insurance. Under the policy, any payment will become subrogated to the rights of the banks against the Company in respect of that payment. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the Company. See “Item 10. Additional Information – C. Material Contracts – Financing Agreements”.
Security
The Company has supported the establishment of a law and good order committee on Lihir by the community. This committee has liaised closely with the Royal PNG Constabulary (Police) and other relevant agencies. Several initiatives on community policing, such as education campaigns on illicit drugs, alcohol abuse and domestic violence continue to be pursued. There have also been training courses conducted to improve the performance of Village Courts. Village Courts are an important level of the judicial system in the local community. At a District Court level, a resident magistrate continues to be stationed on Lihir, and court facilities have been established allowing the hearing of criminal and civil matters without long delays.
Project security encompasses the plant, mine site, commercial area, housing estate, camps, hospital, airport and associated infrastructure. These services are provided by a local security company with security personnel managed and supported by Company personnel.
A police station and cell block were completed and handed over to the Royal PNG Constabulary in late 1997. The Company also provides government housing and other support to the Lihir police contingent. External police support can be mobilized from Kavieng or Rabaul if required. Flight distances from both of these centers are less than one hour.

4A. Unresolved Staff Comments
Not Applicable
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Introduction
This section provides an analysis of Lihir’s business and compares its fiscal year 2006 financial results with those of the previous two fiscal years. It should be read in conjunction with the audited consolidated financial statements (or the “financial statements”) and related notes at Item 18 of this report.
The basis of preparation of the financial statements is set out in Note 1 of the financial statements. The accounting policies used to prepare the financial statements vary in certain important respects from the accounting principles generally accepted in the United States (“US GAAP”). The material differences affecting the profit and loss account and shareholders’ equity between generally accepted accounting principles followed by Lihir and US GAAP are summarized in Note 34 of the financial statements.
Recent Developments
Ballarat acquisition
On February 26 2007, the Company gained effective control of an Australian gold mine development company, Ballarat Goldfields NL (“Ballarat”) through a scheme of arrangement which was approved by Ballarat’s shareholders and the Supreme Court of Victoria. The acquisition of all the shares of Ballarat was completed on March 8, 2007.
Ballarat was established in 1984. During the period from 1984 to 2000, Ballarat focused on exploration drilling, feasibility studies and development of the Ballarat East field, which is located at Ballarat in the State of Victoria, some 100 kilometers north-west of Melbourne. In 2002, Ballarat shareholders appointed a new board, and the company was recapitalized. Ballarat is currently focused on the underground development of the Ballarat East field, as well as its three other exploration projects in the Ballarat region: Ballarat West and Berringa, which were acquired in 1998, and Ballarat South, which was acquired in 2004. Ballarat is a development stage company that has not recorded any gold sales to date.
The Company believes that its acquisition of Ballarat will strengthen the possible future productivity of Ballarat’s operations by providing the financial resources required to take the Ballarat East project to full development, which will diversify the Company’s operations, add a new revenue stream, in a new geographic area, and provide a significant avenue for potential production growth.
For more information refer to “Item 4. – Information on the Company B. – Business Overview – Recent Developments”.
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
Amortization of costs is provided for using the units-of-production method. The units-of-production basis results in an amortization charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves applicable to the mine property assets.
Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortization of mine properties is accounted for prospectively in future periods. A reserve increase has the effect of reducing the non-cash unit cost per ounce, whereas a reserve decease will increase the non-cash unit cost per ounce.

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
Impairment of assets
Impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Under IAS 36 “Impairments of Assets”, impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows of the Company’s cash generating unit using a risk adjusted pre-tax discount rate. The cash-generating unit is the Lihir mine.
In 2004, as a result of an increase in the long-term gold price assumption to $380 per ounce, the Company determined that the recoverable amount exceeded the carrying value of its assets and a full reversal of prior year impairment charges, net of depreciation that would have been incurred, was booked. The calculation of the net realizable value also allows for the processing of the Company’s economic grade stockpiles.
In the previous five years the following assumptions have been used in determining ‘value in use’ of the Company’s cash generating unit, giving rise to the following impairment (charges) / reversals.

	2006	2005	2004	2003	2002
Long term gold price — $ / oz	500	425	380	340	305
Risk adjusted pre-tax rate	7%	7%	7%	7%	7%

Impairment (charge) / reversal
- IAS GAAP $ millions	—	—	205.7	31.1	37.9
- US GAAP $ millions	—	—	—	—	—
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
Restoration, rehabilitation and environmental expenditure
In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of disturbance incurred up to balance date. The amount of any provision recognized is the full amount that has been estimated based on expected future costs to be required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.05% (2005: 6.2%, 2004: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. The expected future cost of this is $41 million, with most expenditure scheduled after mine closure in 2021 and plant closure in approximately 2042. This amount excludes the independent third party’s estimated reserve of $7 million for decommissioning the power plants, the removal of some mine buildings and the removal of some town facilities. It is anticipated such assets will have substantial future value for the Lihirian community after mine and plant closure and will be provided to the community for their use.
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
In years prior to 2004, a full provision of $65 million was made against non-current ore stockpiles on the basis that cost exceeded net realizable value. In accordance with IAS 2, that previous write-down had been fully reversed in 2004 to reflect the cost of these ore stockpiles, which is the amount that is expected to be realized from the future processing of that ore. At December 31, 2006, this amount exceeds the cost of $141.7 million (US GAAP $73.8 million).
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
In the accounting for deferred income tax valuation allowances, under IFRS, deferred tax assets are not recognized unless realization of the deferred tax assets is probable. Under US GAAP, deferred tax assets are recognized and then are subject to a valuation allowance unless realization of the deferred tax assets is considered more likely than not (greater than 50% likelihood of realization).
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
Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. The actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed on a pit-by-pit basis, and not over the entire life of the mine.
Until 2004, deferred mining costs in relation to the Minifie pit were determined on a phase basis consistent with the characteristics of that pit. From January 1, 2004, the Company changed the basis to deferring mining costs on a pit basis, principally to more accurately reflect the costs of assessing future ore reserves from the Lienetz pit, which is the pit relating to current mining operations. The impact of this change to the Company’s results at December 31, 2004, was an $1.6 million increase in deferred mining costs.
Actual strip ratio will often vary to the average strip ratio used for a number of reasons including:
•	short term changes in the mine plan and scheduling within the period;

•	changes in the reserves and strip ratio with a change in cut-off grade policy; and

•	changes in pit wall design and operating strategies.
In relation to the Minifie pit, mining ceased in this pit in 2005. The average strip ratios used compared to actual ratios were 2.6 vs. 0.6 (2005), and 2.6 vs. 0.4 (2004). In each of these years, the actual ratios for the pit were lower than the average ratios used, reflecting the substantially reduced amount of waste being extracted from the pit relative to the ore mined, as mining of this pit neared completion with only remnant mining of ore throughout 2005. As a result deferred stripping costs of $3.2 million and $10.7 million (included deferred mining costs opening balances) were expensed to the income statement in 2005 and 2004, respectively. The balance of deferred stripping costs was nil in each of these years.
In relation to the Lienetz pit, the average strip ratios used compared to actual ratios were 2.9 vs. 6.4 (2006), 2.9 vs. 4.2 (2005) and 4.8 vs. 11.9 (2004). The actual ratio in 2006 increased over 2005 however remained significantly lower than 2004. In prior periods extensive stripping was required. In 2006, there was an increased amount of waste relative to ore, consistent with the LOM plan. As a result, deferred stripping costs of $47.9 million, $55.3 million and $28.1 million were expensed to the income statement in 2006, 2005 and 2004, respectively. The balance of deferred stripping costs were $148.3 million, $92.0 million and $66.9 million as at 2006, 2005 and 2004, respectively.
For US GAAP, effective January 1, 2006, the Company adopted EITF 04-6 “Accounting for stripping costs incurred during production”. Capitalisation of post production stripping costs is appropriate only to the extent product inventory exists at the end of the reporting period. The impact of the change on January 1, 2006, was a cumulative effect adjustment to decrease opening retained earnings by $52.4 million (after tax). Please refer to Note 34(f) of the financial statements.
Overview
The following sections provide an overview of Lihir’s results, financial results of operations, impairment provisions, foreign currency fluctuations and the impact of recently issued accounting standards. For discussion on Lihir’s reserves see “Item 4. Information on the Company D. Property, Plant and Equipment – Reserves Estimates”.
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
Lihir made a profit from ordinary activities after tax of $53.8 million (2005: $9.8 million, 2004: $329.2 million).

	$ millions
Amounts calculated in accordance with IFRS	2006	2005	2004
Sales Revenue	324.8	238.8	238.7
Gold lease rate fees	2.8	5.0	4.6
Fair value gains	(1.7)	(5.4)	8.6
Realisation of deferred hedging costs	(17.1)	(13.5)	(17.2)
Other revenue	1.6	—	—
Total revenue	310.4	224.9	234.7

Gross cash costs	258.2	222.2	213.8
Deferred waste and inventory movements – cash	(50.5)	(34.3)	(34.1)
Economic grade stockpile current year – cash	(17.2)	(22.4)	(18.1)
Total cash costs*	190.5	165.5	161.6

Depreciation and amortization	37.4	35.8	32.9
Deferred waste and inventory movements – non cash	(6.2)	(4.7)	(7.3)
Economic grade stockpile current year – non cash	(1.8)	(2.9)	(7.1)
Other corporate costs	3.9	7.1	6.9
Exploration	5.9	6.0	5.3
Net interest	4.8	2.4	(1.4)
Total costs before impairment adjustments	234.5	209.2	190.9

Profit before impairment adjustments	75.9	15.7	43.8

Asset impairment reversal	—	—	205.7
Economic grade stockpile impairment reversal	—	—	65.0
Income tax benefit/(charge) recognized	(22.1)	(5.9)	14.7

Net earnings	53.8	9.8	329.2

*	equal to cash costs per oz multiplied by ounces produced less the finished goods cash movement for the year.

Financial Results of Operations
Sales - Lihir’s revenues are determined primarily by the amount of gold it produces and the prices it is able to realize upon sales of gold. The Company’s realized gold prices are determined primarily by the market price for gold and the terms of any hedging transactions that it enters into.

		2006	2005	2004
Gold sales	$/oz	643	592	610

Gold sales at spot		596	446	403
Hedging gains / (losses) – cash		(93)	(43)	(11)
Gold lease rate fees		4	8	7
Deferred hedging gains / (losses) – non cash		(27)	(22)	(29)

Average gold price realized (excl. fair value gains and losses)	$/oz	480	389	370

Fair value gains and losses		3	(9)	15

Average gold price realized (incl. fair value gains and losses)	$/oz	483	380	385
Average gold price realized (excl. fair value gains and losses)	$/oz	480	389	370
Average spot price	$/oz	603	445	409

Premium/(discount) to spot price	%	(20)	(13)	(10)
Gold Prices - There are many producers of gold worldwide and gold bullion can be readily sold in numerous markets throughout the world. It is not difficult to ascertain a market price for gold at any particular time. The Company’s revenues are significantly influenced by the world market price for gold.
Historically, gold prices have fluctuated widely. In 2006, the Company’s realized price excluding fair value gains and losses per ounce was $480 per ounce (2005: $389; 2004: $370). Gold prices are affected by numerous industry and macro-economic factors beyond the Company’s control, including sales by central banks, the worldwide forces of supply and demand, inflation, currency and interest rates, political and economic conditions. Gold prices are also affected by worldwide gold production levels. See “Item 3. Key Information – D. Risk Factors”.
The gold price declined after 1997 and until 2002, reportedly for reasons including declining inflation in many countries worldwide. In 2003 the gold price rose above $400 (“London P.M. Fix”) per ounce, reaching $416 at the end of 2003 and by December 2004 had reached $454 before settling at $438 by the end of 2004. In early 2005 the gold price declined to levels below $415 before once again resuming its steady uptrend to reach $537 in December 2005 before settling at $517 at the end of December 2005.
The volatility in the market continued through 2006 due to movements in the exchange rate, oil prices as well as ongoing tensions in the Middle East, economic and political uncertainty and shocks in the equity markets. Supply and demand balances play an important role in the gold price. On the supply side we had falling production from a few large mines while on the demand side we have increasing consumption in China and India and greater investor demand. The first and second quarters of 2006 saw major producer de-hedging.
In 2006, the gold price was volatile trading between $525 per ounce in January 2006 to a high of $725 in May before closing at $634 at the end of December 2006.
In the first three months of 2006 gold traded around an average of $550 per ounce. By the middle of April gold was able to break over $600 and continued on a bull run until the middle of May. After reaching $725 there was a rapid pull back to $567 by the middle of June. The price then recovered to $600 by the end of June and by the middle of July was at $672. The market then tended to settle into a range for the next few months trading between $610 and $650. The market broke down in September with the price falling to $576 by September 20. Gold continued to trade between this price and $600, until it was able to break over $600 at the start of November. For the next three months gold traded in a range of $600 to $648.
In the first quarter of 2007, gold was again able to move up significantly reaching a high of $686 on February 26, 2007 but a shock to the world equity markets in March saw gold fall back sharply to $637 on March 5, 2007. As inflation issues resurfaced and weakness in the dollar returned, gold traded back to $662 at the end of March.
Hedging – Historically, the Company has sought to mitigate gold price risk, in part, through hedging strategies. The policy of the Company has been to seek where appropriate to protect operating, sustaining capital and debt servicing costs through hedging activities. This has included periodic purchase of put options, spot deferred sales, and forward sales covering a portion of future gold production at a fixed price. The Company regularly evaluates the portion of its production that is hedged. The Company does not engage in speculative activity and does not trade its hedged positions.

The average realized price after excluding fair value gains and losses in 2006 represents a discount of 20% to the average spot price for the year (2005: discount of 13%; 2004 discount of 10%). This discount effectively reduced pre-tax profit by $59.6 million for the year (2005: decrease of $34 million; 2004: decrease of $24 million).
Following the adoption of IAS39 in 2001, gains and losses arising from the early closure of hedge transactions prior to 2001 were transferred to equity, to be recycled into income when the underlying transactions, against which the hedges were initially designated, took place.
The net amount of gains/losses, arising from the early closure and re-designation of hedge transactions, retained in equity at December 31, 2006 was a gain of $6.6 million (2005: gain of $8.7 million; 2004: gain of $14.4 million), following the recycling of losses totaling $17.1 million (2005: losses of $13.5 million, 2004: losses of $17.2 million).
Based on a hedge book valuation of minus $332.8 million as at December 31, 2006, a further $363.4 million of losses remain in equity to be recycled into income when the underlying transactions, against which the hedges that are designated, take place. The profile of hedging gains/(losses), as at December 31, 2006, are detailed in the schedule below:

		Residual Other
	Deferred hedging	Comprehensive	Total OCI recycled to
	Costs / (Gains)	Income	income
Year	$ millions	$ millions	$ millions
2007	(2.2)	90.2	88.0
2008	(2.8)	74.1	71.3
2009	(1.5)	85.5	84.0
2010	(0.1)	66.1	66.0
2011	—	36.7	36.7
2012	—	5.2	5.2
2013	—	5.6	5.6

Total	(6.6)	363.4	356.8

Lihir did not enter into any new hedge contracts in 2006. Lihir delivered into hedge contracts in accordance with its delivery schedule for 2006 of 206,500 ounces. The delivery pursuant to these hedge contracts was in accordance with the Company’s objective to provide shareholders greater exposure to spot price movements and to reduce the total hedge book exposure.
As part of the hedge book restructure in September 2005, the Company negotiated the smoothing of the profile of future gold deliveries. This was achieved by investing $62 million in canceling substantial out of the money hedges, extending maturity dates and increasing strike prices for a major portion of the book. Following the completion of the restructure, the hedge book was reduced from 1.7 million ounces to 1.2 million ounces plus the gold loan of 480,000 ounces. This will provide the Company with greater exposure to the spot price of gold. The revised hedge book profile is reflected in the tabulation at Note 24 to the financial statements. The maximum level of hedging stipulated in the new Syndicated Facility Agreement is 10% of proven and probable reserves. See Item 11 – “Quantitative and Qualitative Disclosure about Market Risk” and Note 24 to the Financial Statements for more details.
The negative valuation of the company’s hedge book represents a significant opportunity loss to the current spot price of gold. The Company has not written any new hedges since September 2005 and is continually reviewing its hedging policy in light of current market conditions, obligations and market sentiment.
In establishing the forward price of hedging contracts, the Company has, on certain occasions, elected to retain an exposure to gold lease rates. This strategy had added value to the hedge book in the years immediately prior to 2005 years by not only providing for higher forward prices, but also creating value on the lease rate swaps as the lease rate curve has fallen to historically low levels. The revaluation of these lease rate positions flow directly to the P&L. In 2003 and 2004 lease rates fell significantly resulting in significant profits from these positions. In 2005, the Company had a modest increase in the lease rates resulting in a small loss. In 2006, the lease rate curve remained at very low levels and the total movement in market value of the lease rate swaps, as independently valued was a loss of $1.3 million (2005: loss of $0.4 million; 2004: gain of $13.2 million; 2003: gain of $14.7 million). The Company has recognized this movement in market value in the income statement on the basis that it does not satisfy the criteria for hedge accounting under the relevant international accounting standards (IAS 39 or FAS 133). Lihir has a number of offsetting positions which will reduce its exposure to movements in Lease Rates. Notwithstanding the Company’s active management of this lease rate exposure, further increases in this curve could have a negative impact on the mark to market of lease rate swaps and therefore adversely affect the Company’s earnings.

Production and Operating Costs — The following table shows gold production, average annual cash production and cash operating costs from 2004 to 2006.

	2006	2005	2004
Ore Processed (Tonnes 000’s)	4,344	3,482	4,091
Gold Produced (Ounces)	650,811	595,966	599,386
Grade (g Au/t)	5.14	5.98	5.11

Operating Expenses ($000’s)
Mining expenses	107,551	95,304	89,687
Exploration expenses	5,976	6,198	5,306
Processing costs	47,875	41,654	41,524
Power generation costs	27,000	27,413	29,237
General and administrative costs	66,618	57,884	53,102
Refining, royalty and management fees	12,972	6,813	7,144
Deferred mining costs	(56,349)	(25,048)	(37,865)
Costs deferred and transferred to inventories	(19,395)	(39,208)	(3,557)

	192,248	171,010	184,578

Production Costs ($ per tonne of ore processed)
Mining	24.8	27.4	21.9
Exploration	1.4	1.8	1.3
Processing	11.0	12.0	10.2
Power generation	6.2	7.9	7.1
General and Administrative	15.2	16.6	13.0

Total	58.6	65.7	53.5

The 2006 plan for gold production was 670,400 ounces from the processing of 4.3 million tonnes of ore at 5.5 g/t Au feed grade. A total of 650,811 ounces was produced from processing 4.34 million tonnes of ore at a grade of 5.14 g/t.
The main contributing factors to the lower than planned gold production in 2006 were:
•	Lower than expected mill feed grade; and
•	Total plant gold recovery was 90.2% in 2006, which was marginally below the plan of 90.6% recovery being adversely impacted by the higher than plan autoclave throughput which marginally reduced the % oxidation of sulphides.
These factors were partially offset by the fact that:
•	Autoclave operating time averaged 90.6% in 2006, which was ahead of the planned 89.2%; and,
•	Autoclave throughput for 2006 was 184.5 tonnes per operating hour per autoclave which was ahead of the planned 180 tph/ac.
Commissioning of the gravity circuit continued throughout 2006. The circuit as constructed contained a number of design issues, which are being resolved. It was established, however, that there was negligible amounts of gravity recoverable gold present in the current ore feed. The circuit will be operated periodically in 2007 to monitor the amount of gravity recoverable present and if justified the circuit will be re-commissioned.
The 30 megawatt Geothermal Power Station was commissioned by July 2005 and its reliability has increased significantly following several minor modifications and repairs to damage to turbines caused during commissioning.
2006 ex-pit production of 56,150 million tonnes was 2.29 million tonnes above budget. Phase 7 development was 2.4 million tonnes ahead of budget despite geothermal issues encountered in April and resulting restrictions to mining. Phase 6 was 3.8 million tonnes ahead of schedule for the year, while Phase 8 was 4.4 million tonnes behind as a result of targeting Phase 6 and 7 to aggressively pursue high grade ore to support gold production for 2006.
Key factors in surpassing the budgeted material movement for 2006 were:
•	Increase in supervisory manning levels to raise the utilization rates;

•	Improved equipment availabilities;

•	Quick reaction to geothermal issues with corresponding controls; and

•	Mining on inclined benches in all areas to produce better floors.
Major operational issues encountered through 2006:
•	Geothermal event in April in Phase 7 delayed production from this area. This arose when an eruption of steam and rock occurred from an undetected zone of pressure beneath an area being mined. Procedures have now been modified to prevent a recurrence of this event; and

•	Ground water levels in Phase 5 locked out high grade ore during the fourth quarter.
Production of 650,811 ounces of gold in bullion was achieved with higher mill throughput. Gold recovery increased to 90.2% on average for the year.
Mining Expenses – Mining expenses were $108 million in 2006 (2005: $95 million; 2004: $90 million). Costs for 2006 were higher than 2005 as a result of increasing cost of mining inputs such as fuel, tires, explosives and maintenance. Costs for 2005 were higher than 2004 as a result of increased maintenance and a larger mining fleet, and higher fuel prices. The major elements of total mining costs during the open pit mining phase are hauling, loading, blasting and dewatering. These elements combined account for an average of approximately 60% of total direct mining costs throughout the reporting periods.
Mining expenses were allocated between the direct process ore and stockpile ore on the basis of the amount of contained gold with only the costs attributable to direct process ore expensed. Mining costs attributable to the stockpiled ore will be expensed when the ore is processed and sold during the stockpile processing period after open pit mining ceases. In accordance with international accounting standard IAS 2, inventory is valued at the lower of cost and net realizable value. As at December 31, 2006, the Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost and net realizable value. Net realizable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale. In the years prior to 2004, a full provision of $65 million was made against non-current stockpiles on the basis that cost exceeded net realizable value. In accordance with IAS 2, at December 31, 2004, that previous write-down was fully reversed to reflect the cost of these stockpiles, which is the amount expected to be realized from future processing of that ore.
Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. The actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the on a pit-by-pit basis, and not over the entire life of the mine. The increase in deferred mining costs during 2006 reflected the actual mining sequence undertaken during the year.
Processing Costs - Processing costs were $48 million in 2006, (2005: $42 million; 2004: $42 million) with significantly increased throughput in 2006 (+25%) being the main driver for the increase in costs over 2005. Unit costs decreased by 12% in 2006 compared to 2005.
Power Generation Costs – Despite significantly higher costs for heavy fuel oil, the commissioning of the 30MW geothermal power station in July 2005 has seen power generation costs remain consistent at $27 million in 2006 (2005: $27 million; 2004: $29 million).
General and Administrative Expenses – General and administrative costs were $67 million in 2006 (2005: $58 million; 2004: $53 million). Staff costs increased in 2006 following a concerted recruitment drive to fill a significant number of vacancies for both new and existing positions. The continued focus by the Company on the community saw an increase in assistance programs such as health and housing along with costs associated with its environmental programs. Additional costs were also incurred in accommodating the Company’s workforce. These items contributed to an overall increase in general and administrative expenses of $9 million in 2006 compared to 2005. In comparing 2005 to 2004, offsetting a positive impact from exchange rate movements in 2005 of $1.3 million were one-off costs of associated with the hedge book restructure ($3.6 million), and losses on disposal of assets being geothermal wells now no longer in use ($2.2 million) and water pipeline destroyed by the landslide ($0.5 million). Increased staff costs were realized with the gradual move towards the Company becoming fully independent from Rio Tinto. With a greater focus on the community, Lihir’s donations, community assistance programs, and housing assistance increased, as did its cost associated with its environmental management programs. These items contributed to an overall increase in general and administrative expenses of $5.0 million in 2005 compared with 2004.
Royalty, Refining and Management Fees - These totaled $13 million in 2006 (2005: $6.8 million; 2004: $7.1 million).
Mining royalties payable to the PNG Government are 2% of the FOB value of the gold produced.
With Lihir’s move to fully independent management in early October 2005 from Rio Tinto, the Company’s payment of a management fee to Lihir Management Company Pty Limited ceased.
Since the separation from Rio Tinto, the Lihir mine now pays a management fee to LSA, a subsidiary of the Company. See “Item 10. Additional Information – C. Material Contracts – Lihir Management” for a description of the management agreement between Lihir and LSA.

In 2006, the Company paid $5.6 million to LSA.
Gold refining is carried out by AGR Matthey, a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd, under a refining agreement, expiring on February 28, 2008. The refining fee is comprised of a refining charge, transport and insurance charges and a location London swap charge.
On February 21, 2007, the PNG Government gazetted a new production levy in respect of minerals and alluvial gold (“production levy”). The production levy in relation to minerals is 0.25% of the assessable income, as defined in the Income Tax Act 1959, of the mineral producer. The production levy is payable to the Mineral Resources Authority. The introduction of the Production Levy was supported by the mining industry in PNG, with the proceeds to be used to support the operation of the Mineral Resources Authority established by the PNG National Government.
Unit Costs – These are shown in the table below prepared in accordance with the Gold Institute Standard. The following table presents Lihir’s results in a format that includes certain un-audited non-GAAP measures, such as “cash costs”. The table is also presented to show separately non-cash costs, other operating costs not included in the determination of gross cash costs and impairment adjustments. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Company. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

		$/ounce
	2006	2005	2004
Gross operating costs	403	378	356
- Exploration	(9)	(10)	(9)
- Other corporate costs	(8)	(4)	—
Direct mining expenses *	385	364	347
- Deferred mining costs	(76)	(37)	(53)
- Refining costs *	1	1	1
- Inventory adjustment	(24)	(54)	(33)
Cash operating costs	287	274	262
- Royalties *	10	8	8
Total cash costs	297	282	270
- Depreciation	57	60	55
- Restoration and mine closure	—	—	—
- Non-cash deferred mining costs	(10)	(5)	(10)
- Non-cash inventory adjustment	1	(1)	(2)
- Economic Grade Stockpile Adjustment — Non Cash	(3)	(5)	(12)

Total production costs	342	331	301

*	Components of Gross Cash Costs
Total cash costs per ounce were $297 in 2006 which was $15 per ounce or five percent higher than in 2005. The increase was primarily due to the increasing cost of mining inputs such as fuel, tyres, explosives and maintenance.
Other Charges
Depreciation and Amortization – The depreciation charge for 2006 amounted to $37.4 million (2005: $35.8 million; 2004: $32.9 million). Depreciation was higher in 2006 and 2005 due to an increase in tonnes mined, tonnes milled and gold produced.
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

Interest Expense – Net finance costs amounted to $4.8 million in 2006 (2005: costs of $2.4 million; 2004: benefits of $1.4 million). The net cost results primarily from a lower cash balance maintained throughout 2006 and increased borrowings. The two major capital construction projects being undertaken during the year caused cash balances to be lower. Additionally, an increase in interest expense is reflected in 2006 and 2005 following the drawdown of the gold loan and $30 million of the revolving credit facility (See “Item 10. Additional Information – C. Material Contracts – Financing Agreements”) in September 2005. During October 2006 an A$45 million drawdown was made on the Ballarat Goldfields Bilateral Facility (See “Item 10. Additional Information – C. Material Contracts – Financing Agreements”) to fund the 11% investment in shares in Ballarat undertaken at that time.
Tax Expense — Since 2001, the Company has been subject to a 30% tax in respect of income derived from the Lihir mine. This is the general rate of taxation for resident PNG corporations. In the case of a resource project, like Lihir, mining income derived from the resource project is assessed as if it were the only income of the owner of the resource project holder of the lease and deductions are generally only available for expenditures attributable to the resource project to which the lease relates. The Company has been given approval to prepare its tax returns in US dollars.
Income derived in the Australian operations is subject to a 30% tax.
Up to and including the year ended December 31, 2000, the Company was eligible to accelerate its tax depreciation and amortisation. These accelerated depreciation and amortization deductions eliminated the Company’s taxable income during the early years of gold production from the Lihir mine. For the years ended December 31, 2001 to December 31, 2004, the Company was eligible to claim tax depreciation and amortisation and to the extent these exceeded the Company’s income less other deductions the Company incurred a tax loss. This tax loss can be carried forward and claimed as a deduction in future years. From January 1, 2005, the deduction available for depreciation and amortisation will be limited to an amount which brings the Company’s taxable income to nil. The amount not claimed is added back to the unclaimed balance and is available for amortisation in future years.
Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to deferred tax liability and deferred tax asset accounts at current rates of tax. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised. At the end of 2004 Lihir recognized $85 million of net deferred tax assets on the grounds that, based on long-term forecasts for the gold price, the realization of future profits to be regarded as probable. In 2005 a further $3 million net deferred asset was recognized with a decrease of $1.5 million recorded in 2006.
A 4% mining levy imposed in the 1998 PNG Government budget was amended during 1999 following considerable lobbying by industry groups. The mining levy was replaced by a more revenue neutral structure, designed to ensure that the government did not lose revenue as a result of the introduction of a Value Added Tax (“VAT”) system in 1999, subsequently renamed as a goods and services tax (“GST”) in 2004. Essentially the mining levy seeks to impose an additional charge on purchases by the Company to compensate for the revenue forgone by the Government on reducing various import duties on the introduction of the GST system. The terms of this arrangement were negotiated between the government and industry groups. In the 2001 annual budget the PNG Government announced that the mining levy would be phased out over 4 years from January 1 2002. This decision was repealed in the 2003 budget and the levy was left at 75% of the original rate introduced. However, after lobbying by industry groups a decision was made by the PNG Government to re-introduce the phase out of the mining levy from 2004. The levy is now to be phased out more gradually over a five year period with 5% removed in 2004, 10% removed in 2005, 15% in 2006, 20% in 2007 and the remaining 25% in 2008.
Since 2001, the dividend withholding tax has been 10%.
At December 31, 2006, the Company had a net deferred tax position of $86.2 million (2005: $87.7 million and 2004: $84.8 million), a current period tax expense of $22.1 million (2005: tax expense of $5.9 million, 2004: tax benefit of $14.7 million) included in the income statement and a tax benefit of $99.8 million (2005: $79 million, 2004: $70.1 million) included in equity. At that date the Company also had unrecognized capital tax losses of $219.5 million (2005: $218.7 million, 2004: $219.8 million) and net deductible temporary differences of $67.9 million (2005: $73.8 million and 2004: $62.9 million). Where the tax losses relate to Papua New Guinea they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely.
In 2006, 2005 and 2004 deferred tax assets have been recognized beyond deferred tax liabilities because the Company considers the realization of the tax benefits through future taxable profits as probable (implying a high level of likelihood). The recognition of deferred tax assets to the extent of deferred tax liabilities is required under IAS 12, as they relate to income taxes levied by the same taxation authority and the taxable temporary differences are expected to reverse in the same period as the deductible temporary differences.
Impairment Provisions
Impairment testing of asset values
In 1999 following continued weakness in prevailing prices and the outlook for the gold market prompted a downward revision in Lihir’s long-term gold price assumption as at December 31, 1999 from $350/oz to $325/oz. Lihir restated its 1999 financial accounts to record a $237 million impairment provision in compliance with International Accounting Standard IAS 36.

Lihir responded to the deteriorating outlook for gold by further reducing its long-term gold price assumption from $325 to $300/oz as at December 31, 2000. The resulting impairment provision was $121 million, which was reflected in Lihir’s 2000 accounts. Together with the $237 million provision taken in its re-stated 1999 accounts, Lihir has made a cumulative non-cash impairment charge of $358 million.
In 2004, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of $205.7 million (2003: $31.1 million) was credited to the income statement in accordance with IAS36, based on a long-term gold price assumption of $380 (2003: $US340) and a pre-tax real discount rate of 7% (2003: 7%). At December 31, 2004 the asset impairment charges of 1999 and 2000 were fully reversed to the extent allowed under IAS36.
In 2006, having applied the same principles as prior years and revisiting critical assumptions, no impairment reversal nor impairment loss was required to be recognized in accordance with IAS36, based on a long-term gold price assumption of $500 and a pre-tax real discount rate of 7%.
Impairment testing of economic grade stockpiles
Also as a result of the increase in the long-term gold price assumption to $500 per ounce the Company includes the economic benefits of processing the economic grade stockpiles within the Company’s net realizable value calculation.
In 2004, prior years’ provisions totaling $65 million were fully reversed and together with the 2004 cost of stockpile additions of $25 million, the stockpile was valued at $90 million. At December 31, 2006 the amount that is expected to be realized from future processing of the ore exceeds the cost of $142 million.
Foreign Currency Fluctuations
The Company’s functional currency is the US dollar and accordingly its Financial Statements are prepared in accordance with international accounting standards in that currency. Virtually all of the Company’s revenues and a significant portion of its operating expenses are denominated in US dollars. A large portion of the Company’s total expenditure, principally relating to expatriate salaries and benefits, consultants, grinding materials, and explosives are denominated in Australian dollars and certain of its expenses, including labour and consumables, are denominated in Kina. Accordingly, a depreciation of the US dollar against the Australian dollar or Kina adversely affects the Company’s financial results. In addition, the Company is subject to certain PNG requirements regarding the maintenance of cash reserves in PNG in a Kina-denominated account. See “Item 10. Additional Information – D. Exchange Controls”.
Recently Issued US Financial Accounting Standards
In June 2004, a committee of the Emerging Issues Task Force (“EITF”) began discussing the accounting treatment for the stripping costs incurred during the production phase of a mine under US GAAP. In March 2005, the Financial Accounting Standards Board (“FASB”) ratified EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of the inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company elected to adopt EITF No. 04-6 effective January 1, 2006.
In November 2004, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43”. SFAS 151 adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS 151 was effective for fiscal years beginning after June 15, 2005 and was to be applied prospectively. Adoption of SFAS 151 did not have an impact on the Company’s financial statements.
In December 2004, the FASB issued SFAS No. 123 (Revised) “Share-Based Payment” (SFAS 123R). SFAS 123R supersedes Accounting Principles Board opinion No. 25. Under US GAAP, the Company has applied the fair value recognition provisions of SFAS 123R since January 1, 2006. As a result, the provisions of SFAS 123R have been applied to all awards granted after July 1, 1995. There are no additional adjustments required in the current period as a result of this application.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. SFAS 154 replaces APB Opinion 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. This Statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. SFAS 154 was effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. This standard is consistent with the entity’s accounting policy under IFRS and there was no impact of adopting this standard.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our US GAAP consolidated results of operations and financial condition and have not yet reached final conclusions.
In June 2006, the FASB ratified the consensus reached by the Emerging Issues Tax Force in Issue No. 06-3 (EITF 06-03), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)”. The scope of EITF 06-03 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-03 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. EITF 06-03 is effective for periods beginning after December 15, 2006. The Company currently presents these taxes on a net basis.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact SFAS 157 will have on our US GAAP consolidated results of operations and financial condition.
In September of 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in the fiscal year ending December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB 115” (SFAS 159). SFAS 159 provides an alternative measurement treatment for certain financial assets and financial liabilities, under an instrument-by-instrument election, that permits fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings. While SFAS 159 is effective beginning January 1, 2008, earlier adoption is permitted as of January 1, 2007, provided that the entity also adopts all of the requirements of SFAS 157. We are currently evaluating whether we will adopt SFAS 159 early, and the impact SFAS 159 may have on our consolidated financial statements.
Recently Issued IFRS Standards
Certain new accounting standards and IFRIC interpretations have been published that are not mandatory for the December 31 2006 reporting period. The group is currently considering the impact of the following new and revised standards:
(i)	in August 2005, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard (IFRS) 7 “Financial Instruments: Disclosures”. IFRS 7 revises and enhances IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and IAS 32 “Financial Instruments: Disclosures and Presentation”. IFRS 7 is applicable to annual periods beginning on or after January 1, 2007. The group has not elected to early adopt IFRS 7.
(ii)	in November 2006, the IASB issued IFRS 8 “Operating Segments”. IFRS 8 replaces IAS 14 “Segment Reporting” and aligns segment reporting with the requirements of Statement of Financial Accounting Standard (SFAS) 131. IFRS 8 is applicable to annual periods beginning on or after January 1, 2009. The group has elected not to early adopt IFRS 8.
B. Liquidity and Capital Resources
The Company continues to receive positive cash flows from operations. See “Item 3. Key Information – A. Selected Financial Data”. During 2005, Lihir completed the expenditure of the proceeds from the capital raised in 2003 to finance further capital expenditure, including the construction of geothermal power stations to replace the existing heavy fuel oil station. Construction of an additional 20-megawatts of geothermal energy capacity commenced in late 2005 and is expected to be complete in the early part of 2007. Work is continuing to define the total productive steam reserve available.
Lihir is conducting a feasibility study into the expansion of the processing plant to lift production to about 1 million ounces per annum which would require significant funds to move into a development phase. In conjunction with the feasibility study the Company is considering various funding options to meet Lihir’s short to medium term requirements.
Gold Loan and Project Financing Facility
Lihir is a borrower under a syndicated facility agreement dated September 13, 2005 (“Syndicated Facility Agreement”), arranged by ABN AMRO Bank N.V. (Australia Branch). The initial financiers of the facility were: ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo- und Vereinsbank AG, BNP

Paribas Singapore Branch, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires Hong Kong Branch, Société Générale, WestLB AG Sydney Branch, and Westpac Banking Corporation. ABN AMRO Australia Limited acts as facility agent and security trustee in relation to the Syndicated Facility Agreement.
The Syndicated Facility Agreement consists of two facilities. The first facility is a $50 million revolving credit facility. The interest applicable to the revolving credit facility, inclusive of political risk insurance, is 1.90% over LIBOR plus a PRI premium of 0.95%. $30 million of this facility was drawn on October 26, 2006. The second facility is a 480,000 ounce gold facility fully drawn down on September 15, 2005, generating funds of $215.6 million at the draw down price of $449.00 per ounce.
Mandatory prepayments are required under the Syndicated Facility Agreement under certain conditions. The Company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility. The Syndicated Facility Agreement permits the payment of dividends and other distributions only if certain conditions are met. The Company may generally at any time prior to the next calculation date (June 30 and December 31 each year with the first Calculation Date being December 31, 2007, as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Syndicated Facility Agreement.
See also “Item, 10 – Additional Information – C. Material Contracts – Financing Agreements” for a more detailed description of the terms of the Syndicated Facility Agreement.
Ballarat Goldfields Facility
Lihir’s subsidiary, LAH, is party to a 364 day Ballarat Goldfields bilateral facility agreement dated October 17, 2006, with a bank.
The facility is a cash advance facility consisting of two tranches, both of which are repayable on the date falling 364 days from the date of the Bilateral Facility Agreement. Tranche A consists of an A$45 million cash advance facility which was drawn in full in connection with the merger between Lihir and Ballarat. Tranche B consists of an A$5 million cash advance facility which is permitted to be drawn down for the purpose of financing capital requirements of the Ballarat East Gold Project being undertaken by Ballarat. $2 million was drawn down under Tranche B on February 26, 2007. Interest on the facility is paid at the rate shown on the Reuters screen BBSY on the first day of each interest period plus a margin of 1.75%.
Mandatory prepayment of the facility is required under certain conditions. LAH has pledged its assets in favour of the bank and provided a range of covenants and warranties in relation to the facility. Lihir has pledged 50% of the balance of the distribution account at any time in favour of the bank as security for the borrowings under the Bilateral Facility Agreement.
See also “Item, 10 – Additional Information – C. Material Contracts – Financing Agreements” for a more detailed description of the Bilateral Facility Agreement.
Net Debt/Cash Position
The Company’s net debt/cash position as at December 31 for each of the past three years is as follows:

	Net debt as at December 31
	$ 000
	2006	2005	2004
Syndicated Facility Agreement – revolving credit facility	(30,000)	—	(19,509)
Syndicated Facility Agreement – gold loan	(215,520)	(215,520)	—
Ballarat Goldfields bilateral facility agreement	(35,595)	—	—
Less cash on hand	47,032	127,836	83,559

Net (debt)/cash[1]	(234,083)	(87,684)	64,050

Equity	(811,877)	(783,472)	(837,223)
Net debt to debt plus equity[1]	22.4%	10.0%	N/A

[1]	Does not include cash from the Ballarat Goldfields bilateral facility agreement that was paid to Ballarat prior to the Ballarat merger.
While Lihir currently believes that it has or will have access to resources sufficient to finance its operations, the adequacy of the Company’s financial resources will depend upon its ability to generate sufficient revenues from gold production, to have continued access to equity capital market funding, and to keep its costs and other expenditures within its current estimates. Lihir believes that working capital is sufficient for its present requirements.
At December 31, 2006 Lihir’s capital expenditure commitments totaled $68.3 million (2005: $86.3 million; 2004 $34.7 million). The Company’s capital expenditure requirements for 2007 are expected to be approximately $129 million for the

Lihir mine, including the committed amount of $68.3 million, plus an additional A$80 million in estimated 2007 and 2008 capital expenditure related to Ballarat. This committed expenditure relates to the flotation plant ($43.7 million), 20MW geothermal power station ($5.4 million), blast hole drill rigs ($5.1 million), oxygen plant motor ($2.4 million) and dewatering equipment ($1.2 million) and other smaller projects.
The Company does not currently have a formal credit rating and is not aware of any information issued by ratings agencies that would influence the Company’s ability to raise funds as, and when, required.
Net Cash Flow From Operating Activities
Cash generated from operating activities in 2006 was $58.7 million, an increase of $49.1 million over 2005. This was driven by the higher realized gold price (up $91 per ounce). Cash payments increased by $5.1 million, consistent with the increase in gross operating costs.
Cash generated from operating activities in 2005 was $9.5 million, a reduction of $20.8 million over 2004. This was driven by the landslide which occurred in October 2005 resulting in the loss of production for a period of approximately one month. Despite the loss of one month’s gold production, a higher realized gold price (up $13 per ounce) offset the cost of lost production. Cash payments increased by $16.2 million, consistent with the increase in gross operating costs.
Cash Flow From Financing Activities
In 2006, debt outstanding increased to $281.1 million following draws from the revolving credit facility in the amount of $30.0 million and from the Ballarat Goldfields bilateral facility of $35.6 million in anticipation of the Ballarat Goldfields NL acquisition.
In the first half of 2005, debt outstanding increased to $49.5 million following a drawdown in May 2005 from the Syndicated Facility Agreement of $30.0 million. In September 2005, the Company established a new Syndicated Facility Agreement and drew down 480,000 ounces of gold which it sold at the then spot gold price of $449 per ounce, thereby raising $215.5 million. The establishment of the new facility enabled the Company to restructure its hedge book and repay its debt obligations consisting of the $30.0 million May 2005 drawdown and its existing 2004 debt balance of $19.5 million. A further $62.2 million was utilized to cancel certain substantial out-of-the-money hedges, to extend maturity dates and to increase strike prices for a major portion of its hedge book.
C. Research and Development, Patents and Licenses, etc
Lihir does not have a significant research and development program.
D. Trend Information
Lihir officially commenced production in October 1997 and had produced a total of over 5.6 million ounces of gold by December 31, 2006.
There has been an ongoing program to increase both the reliability of the plant and its throughput capacity. This has seen milled throughput steadily rise from 2.35 million tonnes in 1998 to a project to date record of 4.34 million tonnes in 2006. Commissioning of the new flotation expansion and further incremental improvement projects are expected to see plant throughput increase to over 5.3 million tonnes in 2007.
The new flotation circuit will produce a higher-grade gold concentrate, providing a second, enhanced source of ore gold feed to the existing autoclaves. The flotation plant is expected to derive increased production of around 140,000 ounces of gold per annum on average over its first seven years of operation, at significantly lower marginal cost. From 2007 through 2010, it is estimated that the annual gold production capacity of the Lihir mine and processing facilities will be over 800,000 ounces.
In January 2007, the Lihir Gold Limited Board approved expenditure of a feasibility study aimed at increasing process plant capacity in order for it to consistently produce in excess of 1 million ounces of gold annually. This feasibility study is due to be completed early in 2008.
Gold production depends on both plant performance and grade. During the 2003 and 2004 years, the grade of feed to the mill reduced from prior years as mining moved from the Minifie deposit and stripping was undertaken from the Lienetz pit. Grades improved in the second half of 2005 as mining moved into the higher grade benches of the Lienetz deposit. In 2006 mining progressed almost entirely from the Lienitz area with grades generally lower than 2005 in line with the mining strategy of extracting higher grade ore preferentially.
In April 2003, the Company commissioned 6 megawatts electrical generating capacity utilizing geothermal steam as its energy source. A further 30 megawatts electrical generating capacity using geothermal was commissioned in June of 2005. Construction of a further 20 megawatts of geothermal electrical generating capacity is due to be completed in early 2007 which is expected to meet anticipated power generation needs following expansion of the processing plant. This form of energy generation provides both significant cost and environmental benefits. Efforts to find additional suitable geothermal steam sources to further reduce heavy fuel consumption in the generation of power and to meet the power requirements of further expanded process plant are continuing.
In 2004 and 2005, demand for commodities, particularly from emerging economies such as China and India, has significantly heightened worldwide mining activity, thereby placing supply constraints on some materials and spare parts consumed in the operation. The Company accordingly experienced significant increases in such costs. Attention is being given to reducing costs in all areas of the business, particularly through use of geothermal power in the face of rising fuel costs. However, increased production is expected to have a more significant effect in lowering unit costs.
Lihir Gold has undertaken an ongoing exploration program, mainly in the Luise Caldera, aimed at defining resource and reserve levels. This has resulted in increases in both resource and reserves to the levels as disclosed in the Reserves Estimates section. With the Kapit resource largely defined and a Kapit reserve established, the levels of exploration activity and expenditure have been substantially reduced. Exploration will continue at this new lower level of activity and expenditure.
E. Off-Balance Sheet arrangements
The Company does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.
F. Tabular Disclosure of Contractual Obligations
The profile of Lihir’s contractual obligations to external parties as at December 31, 2006, is shown below:

			Later than 1 year	Later than 2 years
			but not later than	but not later than
	Total	Less than 1 year	2 years	5 years	More than 5 years
	$ 000	$ 000	$ 000	$ 000	$ 000
Project financing facility	215,520	26,940	44,900	143,680	—
Ballarat Goldfields facility	35,595	35,595	—	—	—
Revolving Credit Facility	30,000	—	—	30,000	—
Operating leases	5,349	971	749	1,302	2,327
Capital expenditure commitments	68	68	—	—	—
Other liabilities reflected on the Company’s balance sheet*	427,396	175,399	45,531	205,289	1,177
Total in cash	713,928	238,973	91,180	380,271	3,504

*	The majority of these liabilities are out-of-the-money hedge positions at December 31, 2006, totaling $332.8 million.

	Gold ounces
	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long term debt	480,000	60,000	230,000	190,000	—
Total in ounces	480,000	60,000	230,000	190,000	—
The company has estimated capital expenditure requirements of approximately $129 million for the Lihir mine and an additional A$80 million for Ballarat. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Net Debt/Cash Position”. As all these costs have not been committed, the estimates could change.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors
Following are the directors of the Company (or the “Board”) as at the date of this Annual Report and during 2006:
Dr Ross Garnaut AO BA, PhD
Chairman, Independent director
Chairman and member of the Board since 1995. Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of Sequoia Capital Management Limited, Chairman of PNG Sustainable Development Co Ltd, and a director of Ok Tedi Mining Ltd. Also a director of the Lowy Institute of International Policy and Chairman of the Board of Trustees of the International Food Policy Research Institute. Formerly Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 60.
Dr Garnaut is Chairman of the Board’s Remuneration and Nomination Committee and a member of its Audit and Environmental and Lihir Impact Committees.

Dr Peter Cassidy BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD
Independent director
Appointed to the Board in January, 2003, Dr Cassidy has considerable experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002, following the merger of Goldfields with Delta Gold Limited to form AurionGold Limited. He continued as a director of AurionGold until completion of its takeover by Placer Dome Inc. in January, 2003. Dr Cassidy is also a non-executive director of Oxiana Limited, Zinifex Limited, Sino Gold Mining Limited and Energy Developments Limited. Age 61.
Dr Cassidy is chairman of the Board’s Safety and Technical Committee and a member of its Remuneration and Nomination Committee.
Mrs Winifred Kamit BA, LLB
Independent director
Appointed to the Board in October, 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councillor of the Institute of National Affairs. She is also a director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Post Courier Limited and Allied Press Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 54.
Mrs Kamit is Chairperson of the Board’s Environmental and Lihir Impact Committee and a member of its Audit and Remuneration and Nomination Committees.
Mr Geoff Loudon MSc, FAusIMM
Independent director
Appointed to the Board in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. He is currently Chairman of the L & M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a Director of Port Moresby City Mission Limited. Age 64.
Mr Loudon is a member of the Board’s Safety and Technical and Environmental and Lihir Impact Committees.
Mr Bruce Brook BCom, BAcc, FCA, MAICD
Independent director
Appointed to the Board in December 2005. A chartered accountant with experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer until that company was taken over in mid-2005. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (“ICAA”), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a non-executive director of Consolidated Minerals Limited, Snowy Hydro Limited and Boart Longyear Limited. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. Age 51.
Mr Brook is chairman of the Audit Committee and a member of the Safety and Technical Committee.
Mr Arthur Hood BSc (Hons), M AusIMM, MICE, CEng
Managing Director and Chief Executive Officer
Appointed October 2005. A civil engineer with a 30 year career spanning five years in civil engineering and 25 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini Limited, Director of Kidston Gold Mines Limited, General Manager of Misima Mines Limited and Managing Director of Placer Dome Tanzania Limited. Age 53.
Mr Alister Maitland B Com, FAICD, FAIM, SF Fin
Independent director
Appointed to the Board in March 2007 following the successful merger of Lihir Gold and Ballarat. Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland is Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd, the Eastern Health Network and Sterling Biofuels International Ltd. He was Chairman of the Board of Directors of Ballarat Goldfields NL and served on its remuneration and audit committees. Age 65.

Dr Mike Etheridge PhD, FTSE, FAIG, FAICD
Independent director
Appointed to the Board in March 2007 following the successful merger of Lihir Gold and Ballarat. Dr Etheridge is a geologist with over 30 years’ experience in exploration, mining, consulting and research. He has specialised in the structural controls on the localisation of mineral deposits and has been involved with Victorian gold deposits since the mid 1970’s. Until 2004, Dr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration. He is currently a Director of TSX-V listed Geoinformatics Exploration Inc, a Director of Consolidated Minerals Ltd and the AIM listed Ariana Resources Limited and Monarch Gold Mining Company Limited. He was a Non-Executive Director of Ballarat and served on its remuneration and audit committees. Age 60.
Management
The table below lists the senior management of Lihir as at the date of this Annual Report including the year they joined the organization.

Name	Position with Lihir Gold Limited	Year Joined
Arthur Hood	Managing Director	2005
Philip Baker	Chief Financial Officer	2007
Joseph Dowling	General Manager Corporate Affairs	2005
Murray Eagle	General Manager External Affairs & Sustainable Development	2005
Noel Foley	Executive General Manager	2006
Graham Folland	General Manager Corporate Development	2006
Richard Laufmann	Executive General Manager Australian Operations and Business Development	2007
Stuart MacKenzie	Group Secretary and General Counsel	2006
Wojciech Ozga	General Manager BGF Operations	2007
Ron Yung	General Manager Organization Performance	2006
Arthur Hood: See “Directors” above
Philip Baker: Commenced employment in January 2007. Formerly a member of MIM’s Executive Management team as Executive General Manager — Strategy Planning and Development, until the company was acquired by Xstrata in 2003. Since that time Mr Baker has spent two years as CFO and company secretary of pharmaceutical development company Peplin Ltd, and more recently worked as CFO and company secretary of Queensland Magnesia.
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
Graham Folland: Commenced employment March 2006. Formerly General Manager, Corporate and Project Development, Placer Dome Asia Pacific. Over 25 years’ experience in metallurgical, project and corporate development roles in the gold mining industry.
Richard Laufmann: Commenced employment in March 2007. Mr Laufmann was Managing Director of Ballarat for four years prior to its merger with Lihir. He has over 20 years’ experience in the resources sector both in Australia and overseas. Mr Laufmann was formerly an executive with WMC Resources with an operational background in both surface and underground operations.

Stuart MacKenzie: Commenced employment in August 2006. Formerly General Counsel and Company Secretary for Placer Dome Australia Limited. Prior to that, an exploration geologist in North-western Canada and then a solicitor with Blake Dawson Waldron in Sydney and Stikeman Elliott in Vancouver.
Wojciech Ozga: Commenced employment in March 2007. Mr Ozga is a mining engineer with extensive international and domestic operating and project development experience. He most recently served as Director of Operations for Ballarat prior to its merger with Lihir and, before that, was responsible for the development and construction of Suzdal mine in Kazakhstan. Previously Mr Ozga held various senior management positions with WMC Resources over 14 years.
Ron Yung: Commenced employment in July 2006. Mr Yung has had a 30 year career specialising in people performance development in the mining and resource sector spanning Australia, Japan, South East Asia, Middle East and Papua New Guinea. Prior to joining the Company, worked as a management consultant for more than 10 years with the last 5 years as a director of a management consulting firm where he specialised in creating the high performance operating culture of greenfield operations as well as undertaking major change management assignments for well established operations.
No family relationships exist between members of the Board and senior management. There were no other arrangements or understandings (than those outlined above) with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.
B. Compensation
Non-Executive Directors’ Remuneration
Total annual remuneration paid to all non-executive directors is limited to the aggregate amount of $750,000 authorized by the Company’s shareholders.
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
Executive directors do not receive separate board fees as part of their remuneration packages. Details of the board fees paid to directors in respect of the year ended December 31, 2006 are set out below. No other benefits were paid or are payable to directors. The Company does not pay additional fees for membership or chairing of the Board’s committees.

Board fees (1)
Directors (non-executive)	$
Dr Ross Garnaut (3) (4)	210,000
Mr John O’Reilly (3) (5)	70,000
Mr Geoff Loudon (2)	70,000
Dr Peter Cassidy (3)	70,000
Mrs Winifred Kamit (2)	70,000
Mr Bruce Brook	70,000

Notes

(1)	Board fees are denominated in US dollars.

(2)	Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission.

(3)	Fees are payable to Dr Garnaut, Mr O’Reilly, Dr Cassidy and Mr Brook in Australian Dollars.

(4)	The services of Dr Garnaut are provided through Dr Garnaut’s family company, Maccullochella Pty Limited.

(5)	Mr O’Reilly retired on December 31, 2006.
Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.
There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the Company to any director.

Senior management remuneration
The Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company.
The Board, through its Remuneration and Nomination Committee, has annual oversight of the remuneration policies and terms of employment for all of the Company’s senior executives. The Company’s remuneration policy is in the process of being reviewed. However, the following broad principles continue to be applicable:
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
In line with this, the Managing Director’s remuneration package includes both a fixed component and an at-risk or performance related component (comprising both short-term and long-term incentives). The short-term incentive is annual and cash based, allowing the Managing Director to earn an amount equal to up to 50 percent of his base salary in the event the Board determines that the performance criteria established by it have been met. The performance criteria are set annually and include both financial and non-financial measures. These measures include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria.
In November 2006, the Managing Director received a salary increase of 20 percent due to his performance towards achieving the Company’s goals and objectives. Further details of the Managing Director’s employment terms and remuneration package are available on the Company’s website.
In addition, a long term incentive plan is included in the Managing Director’s remuneration package, allowing him to receive an annual allocation of share rights equivalent in value to up to 55.56 percent of his base salary, based on a detailed set of performance hurdles focusing on contribution to the longer term value of the Company. The annual performance hurdle criteria relate to strategic corporate development, net present value increases, and to total shareholder returns assessed against both a comparator group and as a growth percentage. The long term incentive is designed to be provided by way of allocation of share rights approved by the Company’s shareholders each year.
At the annual general meeting in April 2006, shareholders approved the allocation of share rights to the Managing Director and other executives of the Company. On October 24, 2006, the Board assessed the Managing Director against certain of the performance hurdles previously set. The share rights associated with those performance hurdles amounted to 80 percent of the total share rights available, with the Board determining that 78 percent should vest. The remaining performance hurdle, amounting to 20 percent of the total share rights, is still to be assessed. On November 24, 2006 the Managing Director exercised his vested share rights. The Company acquired 176,071 shares on-market on behalf of the Managing Director with the shares being classified as restricted executive shares. The Managing Director entered into a Deed of Undertaking providing restrictions on dealing with any of those shares for a period of three years from the testing date.
In November 2006, the Board allocated 136,530 share rights to Mr Arthur Hood, the Managing Director, for the 2006/07 year, subject to shareholder approval at the next Annual General Meeting. Mr Hood’s employment contract provides for an award of share rights with effect on each anniversary of the date of his appointment as Managing Director and Chief Executive Officer, subject to shareholder approval. Separate approvals are to be sought each year, in accordance with the Listing Rules of the Australian Securities Exchange. The number of share rights allocated to the Managing Director was calculated in accordance with the Managing Director’s employment contract. It represents the maximum number of shares that would be provided to Mr Hood in the event of optimum performance against all performance conditions.
The testing date for the share rights to be granted to Mr Hood will be the first anniversary of the effective date of grant of the rights. For this grant, the effective date of grant is September 16, 2006. The share rights will be allocated in four separate tranches, each having different performance conditions. The performance conditions for each tranche are as follows:

Tranche 1 — 20% of the award will be subject to the Strategic Performance Condition
This performance condition will be assessed by the Board against the Company’s performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company.
Tranche 2 — 20% of the award will be subject to the NPV Performance Condition
This performance condition will be assessed by the Board against changes in the present value of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.
Tranche 3 — 30% of the award will be subject to the Comparator TSR Performance Condition
This performance condition will be assessed by the Board against the performance of the:
•	Company’s average annual total shareholder return over the performance period against announcement date VWAP (expressed as a percentage); and

•	average annual total shareholder return of the Comparator Group over the performance period against the Comparator Group’s VWAP on the announcement date (expressed as a percentage).
If the Company’s annual TSR when compared with the Comparator Groups’ annual TSR:
•	is greater by 10% or more, all of the rights subject to this condition will vest;

•	does not exceed the Comparator Group’s, no rights subject to this condition will vest; or

•	is greater by less than 10%; a straight-line calculated proportion of the rights subject to this condition will vest.

Tranche 4 — 30 % of the award will be subject to the TSR Growth Performance Condition
Whether or not this performance condition is met will depend on the extent to which the Company’s average annual total shareholder return increases over the performance period compared to the “announcement date VWAP” (expressed as a percentage).
If the Company’s TSR over the performance period increases by:
•	15% or more, Mr Hood will be entitled to all of the TSR growth shares;

•	5% or less, Mr Hood will not be entitled to any TSR growth shares; and

•	more than 5% but less than 15%, Mr Hood will be entitled to a pro rated number of TSR growth shares calculated on a straight line basis.

For the purpose of the above table “the announcement date VWAP” is the volume weighted average sale price of all ordinary shares in the Company sold on the Australian Securities Exchange over the 20 trading days up to but excluding the date of announcement of Mr Hood’s appointment as Managing Director and Chief Executive Officer.
The Comparator Group currently comprise Newmont, Barrick, Newcrest, AngloGold, Oxiana, Goldfields (South Africa), Harmony, Sino Gold Mining and Kingsgate. The performance of the Comparator Group will be calculated using a simple unweighted average. The Board can adjust the composition of the Comparator Group and the way its performance is calculated, if the composition of the group changes materially. “Total shareholder return” is, broadly, share price growth and dividends reinvested, excluding the impact of franking credits and taxation.
The performance period for Tranches 1 and 2 is the one-year period commencing on September 16, 2006 and ending on the testing date (which will be the anniversary of the effective date of the grant of the share rights). The performance period for Tranches 3 and 4 is the period commencing on the date of Mr Hood’s appointment (September 16 2005) and ending on the testing date. Rights will only be tested as against the applicable performance conditions once (as at the testing date). There will be no further testing of rights after the initial testing.
Mr Hood will be required to undertake in favour of the Company not to sell, encumber or otherwise dispose of shares acquired upon exercise of share rights before the third anniversary of the end of the performance period. Should Mr Hood’s employment with the Company cease before the end of that restriction period, Mr Hood may be liable to forfeit his shares.
During 2006, the remuneration packages for other executives consisted of a fixed component and an at-risk component. At risk remuneration comprises a short-term incentive payment (or STIP) and an equity based long-term incentive payment (or LTIP) on the terms of the Lihir Senior Executive Share Plan approved by shareholders at the Annual General Meeting held on April 24, 2006. The STIP is linked to specific operational and financial criteria developed for each executive based on judgment of relevant key business and improvement drivers for the year. Assessment of STIP performance against the criteria for 2006 is due to be undertaken in the first part of 2007. As is the case with the Managing Director, the LTIP performance hurdles are generally set by reference to external measures of the Company’s performance as well as internal measures consistent with the duties and responsibilities of the executives concerned. The Remuneration and Nomination Committee’s assessment of executives of the Company against their performance hurdles for the LTIP is also due to be undertaken in the first part of 2007.

				Short Term		Other	Share Based
	Base	Superannuation		Incentive/bonus		benefits	Payments
	Salary	contribution		Accrued		Received	Accrued	Total
Executive Officers	$	$		$		$	$	$
Arthur Hood Managing Director	433,486	39,302		138,084	(1)	3,203	450,561	1,064,636
Paul Fulton (2) Chief Financial Officer	277,945	434,011	(12)	—		15,148	—	727,104
Jan Anderson (3) General Manager Operations	48,031	438,881	(13)	—		13,716	—	500,628
Mark Laurie (4) Company Secretary/ General Counsel, Manager Corporate & Towns	126,058	21,203		296,734	(5) (14)	54,841	—	498,836
Noel Foley (6) Executive General Manager	204,539	18,409		48,372		—	102,928	374,278
Murray Eagle General Manager External Affairs & Sustainable Development	227,447	22,495		53,580	(7)	6,267	116,457	426,246
Graham Folland (8) GM Corporate Development	173,716	15,634		37,693		139	88,225	315,406
Joe Dowling General Manager Corporate Affairs	163,959	17,231		53,205	(9)	7,155	77,197	318,746
Stuart MacKenzie (10) Group Secretary and General Counsel	58,061	5,226		17,276		5,810	21,169	107,539
Ron Yung (11) General Manager Organisation Performance	104,229	9,381		22,615		695	28,372	165,292

(1)	This amount includes a bonus payment made to Mr Hood in 2006 in the amount of $35,156 which relates to services provided in 2005

(2)	Mr Fulton ceased to be an executive on February 23, 2007

(3)	Mr Anderson ceased to be an executive on February 22, 2006

(4)	Mr Laurie ceased to be an executive on November 24, 2006

(5)	Includes a bonus payment of $34,083 made to Mr Laurie in 2006 which relates to services provided in 2005

(6)	Mr Foley commenced employment with the Company on January 13, 2006

(7)	This amount includes a bonus payment made to Mr Eagle in 2006 in the amount of $12,118 which relates to services provided in 2005

(8)	Mr Folland commenced employment with the Company on March 1, 2006.

(9)	This amount includes a bonus payment made to Mr Dowling in the amount of $21,477 which relates to services provided in 2005

(10)	Mr MacKenzie commenced employment with the Company on August 14, 2006

(11)	Mr Yung commenced employment with the Company on July 1, 2006

(12)	Includes termination payment of $408,996 per contract

(13)	Includes termination payment of $434,558 per contract

(14)	Includes termination payment of $262,651 per contract
Retirement Benefits
Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on a percentage of the employee’s base salary. Contributions made during the year amounted to $1.1 million (2005: $0.8 million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $1.0 million (2005: $0.9 million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.

C. Board Practices
Board of Directors
The Board of Directors is responsible to shareholders for the overall performance of the Company and accordingly takes accountability for monitoring the Company’s business and affairs and setting its strategic direction, establishing policies and overseeing the Company’s financial position. Responsibility for the day-to-day management of the Company is delegated to the Managing Director and senior management.
Certain fundamental powers and functions remained solely with the Board of Directors and are specifically excluded from the scope of duties of management. In summary, the Board is responsible and accountable for:
•	final approval of corporate strategy and performance objectives, resources and reserves and financial plans;
•	capital management, including capital raisings, approval and monitoring of significant capital expenditure;
•	monitoring of financial performance, review and approval of significant financial and other reporting;
•	assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards;
•	evaluating the performance of the senior management team;
•	determining the Company’s risk management policies and reviewing and ratifying its risk management and internal control framework, including insurance, corporate security and prudential limits;
•	determining the Company’s treasury policies, including gold price hedging, foreign currency and interest rate exposure; and
•	the engagement of auditors to review and report to the Board on the Company’s financial results and reporting systems, internal controls and compliance with statutory and regulatory requirements.
Consistent with these principles, detailed formal delegations from the Board to management have been established.
In carrying out its duties, the Board meets formally over one or two days at least five times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board committees, which assist the full Board in examining particular areas of interest. In 2006, the Board met 12 times and held an additional 29 committee meetings.
Composition of the Board
The directors (based on the recommendations of the Remuneration and Nomination Committee) determine the composition of the Board employing the following principles:
•	the Board may, in accordance with the Company’s constitution, be comprised of a minimum of five directors and maximum of twelve; and

•	the roles of the Chairman of the Board and of Managing Director should be exercised by different individuals.
The Company believes that the Board should comprise directors with a broad range of experience reflecting the character of the Company’s business. The Board must be structured in such a way that it has proper understanding, and competency in, the current and emerging issues facing the Company, and can effectively review management’s decisions.
The Company’s constitution requires one-third of the directors (or the next lowest whole number) to retire by rotation at each annual general meeting (“AGM”). The directors to retire at each AGM are those who have been longest in office since their last election. Where directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring directors may offer themselves for re-election.
A director appointed as an additional or casual director by the Board will hold office until the next AGM when they may be re-elected.
The Managing Director is not subject to retirement by rotation and, along with any director appointed as an additional or casual director, is not to be taken into account in determining the number of directors required to retire by rotation.
The Board is currently comprised of eight directors. During 2006, Mr John O’Reilly ceased to hold office (on December 31, 2006). In March 2007, Mr Alister Maitland and Dr Michael Etheridge were appointed by the Board as additional directors following the successful merger of the Company with Ballarat.
Details of the directors at the date of this Annual Report are as follows:

		Year Appointed
Name	Position	As Director	Term Ends
Ross Garnaut	Chairman of Board, Independent Director Member of Audit Committee Member of Environmental and Lihir Impact Committee Chairman of Remuneration and Nomination Committee	1995
Geoffrey Loudon	Independent Director Member of Safety and Technical Committee Member of Environmental and Lihir Impact Committee	1995
Peter Cassidy	Independent Director Chairman of Safety and Technical Committee Member of Remuneration and Nomination Committee	2003
Winifred Kamit	Independent Director	2004
	Chair of Environmental and Lihir Impact Committee Member of Audit Committee Member of Remuneration and Nomination Committee
Arthur Hood	Managing Director	2005	October 1, 2010
Bruce Brook	Independent Director Chairman of Audit Committee Member of Safety and Technical Committee	2005
Michael Etheridge	Independent Director	2007
Alister Maitland	Independent Director	2007
At the Annual General Meeting to be held on April 24, 2007, Dr Cassidy, Mr Loudon, Dr Etheridge and Mr Maitland will retire and offer themselves for re-election.
Directors’ Service Contracts Providing for Benefits on Termination of Contract
The Company’s non-executive directors have no entitlements to benefits on termination as members of the board.
The Managing Director’s service contract provides that if the Company terminates his employment or he resigns after there is a significant diminution of his role, status or reporting lines (other than with his agreement), then the Company must pay him the sum determined by multiplying $925,000 by the relevant multiple. For this purpose, the “relevant multiple is set out below:

If employment is terminated...	...the relevant multiple is...
Before October 1, 2006	3

Between October 1, 2006 and September 30, 2008	The number of whole months in the period commencing on the day after the date of termination of employment and ending on October 1, 2010, divided by 24.

Between October 1, 2008 and September 30, 2010	1 or, if the date of termination of employment is after
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
Board committees
To assist the Board in fulfilling its responsibilities, the Board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are:
•	Audit;

•	Remuneration and Nomination;

•	Environmental and Lihir Impact; and

•	Safety and Technical.
The chairman of each committee reports on any matters of substance at the next full meeting of the Board. Committees provide recommendations to the Board. Other committees are established on an ad hoc basis from time to time to deal with specific matters.

Audit committee
The Company has had an Audit Committee since 1995. Members of the Audit Committee at the date of this report are:
Mr Bruce Brook – Committee Chairman
Dr Ross Garnaut
Mrs Winifred Kamit
All three members of the Committee are independent, non-executive directors. The Committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Company operates. The Managing Director attends Committee meetings in an advisory role at the Committee’s invitation. However, specific sessions are held with the Company’s internal and external auditors independent of the Managing Director and of management. The Group Secretary attends all Committee meetings.
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
In fulfilling its responsibilities, the Committee has rights of access to management and to auditors (external and internal) without management present and may seek explanations and additional information. The Committee may engage any independent advisers in relation to any matter pertaining to the powers, duties and responsibilities of the Committee.
The Audit Committee operates in accordance with a charter published in the corporate governance section of the Company’s website.
See “Item 16A. Audit Committee Financial Expert” for a discussion of the Company’s Audit Committee’s “financial expert” as defined by the SEC.
Auditor independence
The charter adopted by the Audit Committee confirms its direct responsibility for the appointment, compensation, retention and oversight of the Company’s external auditors. In order to ensure the independence of the external auditor, the Audit Committee:
•	requires that no person may play a significant role in managing the audit for more than five out of any seven successive years;

•	must approve all non audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest;

•	receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Lihir Gold, and confirming that the auditor has satisfied all professional regulations relating to auditor independence; and

•	meets with the external auditor independently of management.
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
Internal control systems and practices are reviewed to ensure compliance with US Sarbanes-Oxley Act requirements.

Remuneration and nomination committee
The Board has had a Remuneration Committee since 1995. The Committee’s mandate was widened in 1997 to become a Remuneration and Nomination Committee. Members of the Committee at the date of this report are:
Dr Ross Garnaut – Committee Chairman
Dr Peter Cassidy
Mrs Winifred Kamit
All three members of the Committee are independent, non-executive directors.
Under its charter, the Committee is responsible for:
•	reviewing remuneration of non-executive directors, the Managing Director and other senior executives;

•	establishing criteria for membership of the Board and its committees, and processes for the identification of suitable candidates;

•	reviewing membership of the board and its committees;

•	nominating members of the board and its committees;

•	formulating policies relating to the retirement of non-executive directors;

•	reviewing management succession planning, reviewing human resources and remuneration policies for the Company generally; and

•	ensuring the Company’s obligations in relation to employee benefits and entitlements, including superannuation, are met.
The Managing Director or other members of management may also attend meetings of the Committee at the invitation of the Committee Chairman, whenever particular matters arise that require management participation. However members of management must not participate in the deliberations of the Committee involving matters affecting their position or personal interest. The Group Secretary attends all meetings of the Committee.
The Committee charter is available on the Company’s website. The Committee reports and recommends to the Board on the above issues, with final determinations made by the board.
Environmental and Lihir Impact Committee
The Board established this Committee in 1995. Members of the Committee at the date of this report are:
Mrs Winifred Kamit – Committee Chairperson
Dr Ross Garnaut
Mr Geoff Loudon
Mr John O’Reilly served as a member of the Committee until his retirement on December 31, 2006. This Committee meets quarterly and monitors environmental, social and community issues and impacts of the Company’s operations on Lihir Island. Reviews are undertaken on the effectiveness of management’s policies and practices relating to:
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
The Committee’s focus is on the quality, effectiveness and transparency of these management processes. It also reviews specific issues of significance from time to time. This Committee charter is yet to be formalised although its role, functions and methods of operation are well established. A formal charter is being developed.
Safety and Technical Committee
The Board established this Committee in 2005. Members of the Committee at the date of this report are:
Dr Peter Cassidy – Committee Chairman
Mr Geoff Loudon
Mr Bruce Brook
Mr John O’Reilly served as a member of this Committee until his resignation on December 31, 2006. Mr Brook was appointed by the Board in January 2007 to fill the vacancy left by Mr O’Reilly’s retirement. The Committee meets quarterly and monitors:

•	occupational health and safety standards, policies and issues;

•	technical issues associated with the Company’s exploration, mining and processing activities, with reference to the standards set by the Company and the standards and norms of the industry more generally; and

•	the status of major capital projects approved by the Board.
The Committee charter is available on the Company’s website.
D. Employees
The numbers of employees and contractors at the end of the last three fiscal years are summarized below:

	2006	2005	2004
Management	12	14	13
Commercial, human resources, towns and site services, community and environment	450	340	300
Mining operations and mine technical	642	414	407
Plant operations and maintenance	455	359	350
LSA	28
Total Lihir employees	1,587	1,127	1,070
Total contractors (full-time equivalent)	2,250	1,506	1,500
Total	3,837	2,633	2,570
For details of the senior management team, see “Item 6 – A. Directors and Senior Management”.
The increase in non production employee numbers was primarily due to two factors. Firstly there was a significant increase in the trainee intake (within human resources) in line with the increased focus on localisation whilst additional services staff were necessary to support the activities associated with construction. Mining staff increased as a result of additional equipment and additional resources in key technical areas, whilst increased plant numbers were primarily due to the flotation expansion. The increase in contractor numbers is primarily a result of the construction of the flotation plant and the additional 20MW geothermal power plant. See “Item 4. Information on the Company – B. Business Overview – Description of Operations”.
Most employees and all contractors are employed at Lihir Island in Papua New Guinea. Small offices in Port Moresby and Kavieng, Papua New Guinea employ 5 and 1 employee respectively. A corporate office was also established in Brisbane, Australia in late 2005. At the end of the financial year ended December 31, 2006, 28 staff were employed in Brisbane, including the Company’s Managing Director and Chief Financial Officer.
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
E. Share Ownership
The Company’s directors have disclosed the following interests in shares in the Company:

Director	Interest held by directors in shares of Lihir Gold Limited
Ross Garnaut (Director)	53,225	(1)
Peter Cassidy (Director)	33,225	(2)
Geoffrey Loudon (Director)	143,840
Winifred Kamit (Director)	2,000	(3)
Bruce Brook (Director)	10,000	(4)
Arthur Hood (Managing Director)	228,371
Alister Maitland (Director)	23,148	(5)
Michael Etheridge (Director)	46,296	(6)

Notes:

(1)	Held by Maccullochella Pty Limited of which Dr Garnaut is a director and shareholder

(2)	20,000 of which are held by Cassidy Waters Pty Limited as trustee for the Cassidy Superannuation Fund

(3)	Held by Kamchild Limited of which Mrs Kamit is a director and shareholder

(4)	Held by Eagle’s Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund

(5)	Held by the Alister Maitland Superannuation Fund.

(6)	Held by Tectonex Geoconsultants Pty Ltd as trustee for the Etheridge Superannuation Fund
The total notified amount of voting securities owned by directors of the Company as a group at the date of this Annual Report was 540,105 (2005: 285,590) ordinary shares
No options over shares in the Company are held by directors and officers of the Company.
At the Company’s annual general meeting held in April 2005, the Company’s shareholders approved the establishment of a Lihir Executive Share Plan (“the Plan”) proposed by the Board as a means of attracting motivating and retaining executives and to align the creation of long term value of shareholders in the Company with rewards to senior executives. Please refer to Note 32 in the financial statements for further information.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Following are the persons notified to the Company pursuant to the PNG Securities Act 1997 (the “Securities Act”) as substantial shareholders of the Company as at February 28, 2007. Under the Securities Act, a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in Lihir. Changes of greater than 1% in the relevant interest of a substantial shareholder must also be notified. The definition of “relevant interest” looks not merely to beneficial ownership of a share but extends to and includes: the power to control the exercise of any right to vote attached to a voting share; the power to acquire or dispose of the voting share; and possession of the above powers by virtue of any trust, arrangement, agreement or understanding.

Name of Substantial Shareholder	Relevant interest	Percentage
Nuveen Investments Inc.	214,151,556	15.34
BlackRock Inc.	140,531,491	10.07
Class B shares — Niugini Mining Limited
Niugini Mining Limited, which is a wholly-owned subsidiary of the Company, holds 161,527,405 Class B shares. These shares carry neither voting rights nor entitlements to dividends. They are not transferable and are redeemable at the Company’s option.
On October 6, 1999, Lihir announced its agreement with Niugini Mining Limited, subject to various conditions, to merge by scheme of arrangement under PNG law. The basis of the merger was set out in the notice of special meeting forwarded to shareholders on November 27, 1999. On December 15, 1999, Lihir’s shareholders approved the required resolutions to progress the merger. Niugini Mining shareholders also approved the required resolutions in early January 2000 and final approval from the National Court of Papua New Guinea was obtained on February 1, 2000. The merger was effective on February 2, 2000.
In accordance with the agreement of both sets of shareholders, the total number of shares issued to Niugini Mining shareholders was one Lihir share for each share in Lihir held by Niugini Mining, plus shares in Lihir equal in value to Niugini Mining Limited’s net assets (excluding its investment in Lihir). Niugini Mining’s net assets were $54.6 million, which resulted in 59,128,489 million Lihir shares being issued. With the one for one consideration for Niugini Mining’s holding of 161,527,405 shares in Lihir, the total number of shares issued to Niugini Mining shareholders was 220,655,894 shares. As Niugini Mining had no operations, the shares issued to effect the transaction were valued based on the fair value of the net assets acquired and transaction costs of $1.814 million were charged as an expense. The shares in Lihir held by Niugini Mining were valued at the share price current on February 2, 2000, the date of acquisition.
As a result of the merger, Niugini Mining became a 100% owned subsidiary of Lihir. Niugini Mining continues to hold 161,527,405 ordinary shares in Lihir which have been reclassified as “B” class shares.
PNG Government Participation and Mineral Resources Lihir Limited Shareholding
The PNG Government has a policy of obtaining an option to acquire, at cost, equity participation of up to 30% in all mining projects located in PNG. The PNG Government acquired a 30% interest in the joint venture on March 17, 1995, through Mineral Resources Development Corporation (“MRDC”). MRDC is a PNG company wholly owned by the PNG Government. MRDC exchanged its interest in the joint venture for an indirect interest in 30% of the ordinary shares of the Company outstanding immediately prior to the consummation of the global offering.
Following the offering, MRDC held a total of 154,338,862 ordinary shares – transferring half of these shares (77,169,431) to Mineral Resources Lihir Limited (“MRL”), a subsidiary company of MRDC, established as a trustee on behalf of the people of Lihir Island under the Lihirian Equity Trust. MRDC subsequently sold its remaining interest on the open market and no longer holds shares in the Company. MRL financed its acquisition of shares in the Company using funds borrowed by MRDC from European Investment Bank (“EIB”), which were on-lent by MRDC to MRL. Since 2002 and until December 2004, the PNG Government (through MRDC), MRL, representatives from the Lihirian community and the Company have discussed means of ensuring that MRL and MRDC are able to meet ongoing commitments to the EIB. In December 2004, an agreement was signed by MRDC, MRL, the EIB and Lihir Management Company Pty Limited (as agent for the Company) in which MRL agreed to sell down a proportion of its shareholding in the Company and invest that portion of the proceeds remaining after meeting current commitments to the EIB, as was calculated and agreed to be necessary to meet ongoing commitments. MRDC and the Company agreed to each contribute PNG Kina 3,532,759 and $2,635,000 to help MRL meet its current commitments. These payments were mainly contributed during 2003 and 2004, while a final portion was contributed by the Company in January 2006. At that time, MRDC and MRL proposed to increase the number of shares to be sold so that MRDC and MRL could fully pre-pay the debt which arose from the EIB finance. This was agreed to by EIB and documented in an Amended and Restated Lihirian Equity Settlement Agreement dated January 27, 2006 MRL sold down its shareholding in December 2005 and January 2006 as referred to above.
All shares held by MRL in Lihir are held on trust for adult Lihirians pursuant to the terms of the Lihirian Equity Trust. That trust was documented in a Deed of Settlement dated August 14, 1997, and the original terms of the Deed of Settlement prohibited MRL from selling (or creating any encumbrance over) any shares in the Company. These terms were varied by order of the National Court of Justice of PNG made upon an application by MRL in November 2006. The effect of the Court order was to enable the terms of the trust to be varied so as to permit MRL to sell some or all of its shares in the Company. Acting on the basis of this power, MRL sold approximately 15.6 million shares in the Company since November 2006. Since early 2003, Lihir has made a number of statements and expressed its intention to issue “make up” shares to MRL where its shareholding was diluted by the Company’s capital raisings for the Lihir Mine. For this reason, after MRL’s sell down to fund its loan repayment was complete (but prior to MRL’s most recent sales after the terms of the Lihirian Equity Trust were amended), the Company has proposed to issue up to 3,284,449 additional shares to MRL for nil consideration, which has been accounted for in the Company’s accounts as an amount of $5.2 million.
American Depositary Shares
At the start of 2006, the Company had in place two Deposit Agreements with the Bank of New York (the “Depositary”), whereby the Depositary issued ADRs evidencing American Depositary Shares (“ADSs”). One program had commenced in 1995, and a second program in 1999.
The ADSs under the 1995 agreement were listed and traded on the NASDAQ stock exchange. The ADSs under the 1999 agreement were part of a restricted ADR programme and unlisted.
The programs were changed during 2006 as follows:

a)	The listed ADR programme was altered from October 2, 2006, such that the ratio of underlying Deposited Shares represented by each ADS was reduced from twenty (20) Deposited Shares to ten (10) Deposited Shares.

At February 16, 2006, there were 23,133,405 listed ADS representing 231,334,050 shares held by 17 registered holders.

b)	The second, restricted ADR programme was terminated, effective from November 22, 2006. ADR holders have until November 22, 2007 to cancel their existing ADRs and exchanged for corresponding ordinary shares. Alternatively, after that date the Depositary will sell the stock and reimburse remaining holders. As at March 16, 2007, there was one registered holder, and there were 20,000 ADRs outstanding, representing 400,000 ordinary shares.
US Resident Shareholders
As at February 28, 2007, there were 56 holders of ordinary shares (May 31, 2006: 57) with declared addresses in the United States holding 560,290 ordinary shares (May 31, 2006: 563,680). In addition, there is a more significant number of United States shareholders who hold beneficial ownership in a more significant number of shares through nominee companies located outside the United States.
Share Options
Lihir has no unissued shares under option either at December 31, 2006 or at February 16, 2007.
Control
The Company is not directly or indirectly owned or controlled by another corporation, by any government interests or by any other natural or legal person.
There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.
B. Related Party Transactions
The Company has contracted for the services of Dr Ross Garnaut, following and relating to his re-appointment as Chairman of the Company until April 30, 2007. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him. Dr Garnaut has also agreed to be bound by its terms which are:

•	Dr Garnaut was re-appointed as chairman for a three-year period commencing on May 1, 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement;

•	No fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office; and

•	The Company has agreed to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgment is given in his favour, he is acquitted, or relief is granted to him under the Companies Act. The indemnity does not apply to the extent it would be inconsistent with the Company’s constitution or to the extent the liability is otherwise insured.
The interests of the directors listed above were disclosed to the Board prior to the Company entering into relevant contracts or engaging the services as the case may be. The directors concerned did not take part in discussions on or voting in relation to the Company’s decision to enter into the contracts and the directors are satisfied the contracts were on arm’s length terms. The Board’s Audit Committee has an ongoing responsibility to monitor and review related party transactions and to assess their propriety for recommendation to the Board.
On June 9, 2006, the Company entered into two management services agreements with LSA, a wholly owned subsidiary. Under the Management Services Agreement (Australia), the Company engaged LSA to provide or procure the provision of various services to be performed in Australia. See Item 7 “Major Shareholders and Related Party Transactions – C. Material Contracts”.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
This information has largely been included in the financial statements section of this Annual Report on Form 20-F at Item 18.
Export sales
Under refining arrangements with AGR Matthey, all of the gold produced by the Company from the Lihir mine is exported to and refined in the State of Western Australia, Australia. On the completion of the refining process, the gold is credited to the Company’s bullion account for ultimate sale.
Legal or arbitration proceedings
Lihir is not currently involved in any litigation other than proceedings involving its subsidiary Niugini Mining Limited (“NML”) in Papua New Guinea. The claims against NML were initiated in 1997 and are for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The claims relate to activities of NML that are alleged to have taken place before NML was acquired by Lihir. On July 21, 2006, the National Court of PNG dismissed the remaining claim, which was brought by Joe Bumbandy for himself and on behalf of Customary Landowners of Mt Victor Gold Mine Area, on the basis of its being dormant. On August 30, 2006, the plaintiffs appealed against the decision to the Supreme Court of PNG and brought a fresh claim in the National Court of PNG containing the same allegations and cause of action. In response, NML filed an objection in the Supreme Court to the competency of the appeal and a defence in the National Court to the new claim, with an application to have the claim dismissed on the basis of being statute-barred. Lihir, through NML, intends to defend the claim vigorously.
In January 2007, a wholly-owned subsidiary, Niugini Mining (Australia) Pty Limited (“NMAL”), received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd (“ARPL”) dated January 20 2000 under which NMAL sold certain tenements and leases to ARPL with the agreement subsequently being terminated by NMAL. The claim is being brought by Mr Roderick Salfinger, a former director of ARPL (which is now deregistered). Mr Salfinger claims to have been assigned the rights to bring the action. The claim has been brought in the Federal Court in Melbourne against NMAL and the State of Queensland under the Trade Practices Act. The claimant seeks, among other things, declarations that NMAL has been unjustly enriched at the expense of ARPL and that NMAL holds the amount of A$880,000 on trust for the claimant and unspecified damages for breach of contract. The claim is at an early stage and will be defended vigorously.
Dividend distributions
Lihir declared its maiden dividend of two Australian cents (AU$0.016) per ordinary share in April 2003 and paid it in July 2003. No dividend was declared or paid in either 2006, 2005 or 2004. The Board will continue to consider payment of dividends on an annual basis, having regard primarily to the Company’s earnings, cash flows and investment requirements.

B. Significant Changes
Other than as noted below and in note 33 to our financial statements referenced in Item 18 below, no significant change in the state of the business has occurred since the date of the annual financial statements.
Ballarat merger
On October 17, 2006, LAH, a wholly owned subsidiary of the Company, and Ballarat proposed a merger of the two companies by way of a scheme of arrangement. At a meeting of Ballarat shareholders held on February 12, 2007, to consider the proposed merger, 94.1% of shares voted were in favor of the scheme of arrangement. The scheme received final Court approval on February 23, 2007, and effective control was gained on February 26, 2007. The acquisition of all the shares of Ballarat was completed on March 8, 2007 when the new shares in the Company were issued to the Ballarat shareholders. Ballarat shareholders received 5 shares in the Company for every 54 Ballarat shares held which equated to a value of A$0.288 per Ballarat share based on the closing price of the Company’s shares on the day prior to the announcement of the transaction. This offer valued Ballarat at A$411 million, based on its fully diluted share capital.
Ballarat owns and is developing the Ballarat East gold project located in the State of Victoria in Australia.
Reserves
On January 24, 2007, the company announced that it had completed its review of its reserves and resources which resulted in an increase in reserves to 23.6 million ounces. This is up from 21 million ounces in February 2005, despite reserves depletion of approximately 1.25 million ounces of gold in the intervening period. The reserve increase followed limited additional drilling, revised cost estimates, reduced cut-off grade and an enlarged pit design, and was based on a long term gold price assumption of $475 per ounce. The change reflects a 23% increase in the reserve and will reduce the amortization and depreciation costs per ounce for the 90% of assets accounted for using the units-of-production method.
Contingent liability — Niugini Mining (Australia) Pty Limited – arts – Roderick Salfinger
In January 2007, a wholly-owned subsidiary, NMAL, received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd (“ARPL”) dated January 20 2000 under which NMAL sold certain tenements and leases to ARPL with the agreement subsequently being terminated by NMAL. The claim is being brought by Mr Roderick Salfinger, a former director of ARPL (which is now deregistered). Mr Salfinger claims to have been assigned the rights to bring the action. The claim has been brought in the Federal Court in Melbourne against NMAL and the State of Queensland under the Trade Practices Act. The claimant seeks, among other things, declarations that NMAL has been unjustly enriched at the expense of ARPL and that NMAL holds the amount of A$880,000 on trust for the claimant and unspecified damages for breach of contract. The claim is at an early stage and will be defended vigorously.
Item 9. The Offer and Listing
The company’s securities consist of ordinary shares, class B and restricted executive shares. The shares have no par value. All issued shares are fully paid. The Company has issued a total of 1,284,048,639 ordinary shares, 161,527,405 class B shares and 176,071 restricted executive shares.
The restricted executive shares were ordinary shares purchased on-market under the Lihir Executive Share Plan and reclassified as restricted executive shares. The shares are not transferable and are restricted by the rules of the plan that require defined set periods be met. The shares may also be forfeited due to participants ceasing to be employed by the Company. If the shares are forfeited they will be reclassified as ordinary shares and sold on the market, with the funds returned to the Company. The shares carry voting rights and are entitled to dividends.
Class B shares, which are held by Niugini Mining Limited, do not carry voting rights or rights to receive dividends. Class B shares are not transferable and are redeemable at the Company’s option. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”
Since the global offering in October 1995, the ordinary shares have traded on the Australian Securities Exchange Limited (“ASX”), and on SEAQ International, the London Stock Exchange’s system for trading international equity securities that are not listed on that exchange. The majority of the Company’s ADSs are traded on the NASDAQ National Market (Market Code “LIHRY”). The ASX is the national stock exchange in Australia. The Company is also listed on the Port Moresby Stock Exchange (Market Code “LHG”).
The following tables set forth, for the periods indicated, the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on NASDAQ. Each ADS represented 20 fully paid ordinary shares in Lihir up until October 2, 2006, and 10 fully paid ordinary shares from October 3, 2006.

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
Year	A$	A$	$	$
2001	1.28	0.54	12.93	5.44
2002	1.65	1.02	19.13	11.50
2003	1.83	1.25	24.17	13.99
2004	1.59	0.90	24.20	12.58
2005	2.35	0.99	37.01	15.30
2006	3.64	1.98	28.37 *	11.46 *

		Ordinary Shares		American Depositary Shares
		High	Low	High		Low
	Quarter Ending	A$	A$	$		$
2005	March 31	1.18	1.02	18.85		15.30
	June 30	1.28	0.99	19.77		15.45
	September 30	1.92	1.18	29.95		17.41
	December 31	2.35	1.57	37.01		22.67
2006	March 31	2.67	1.99	37.99		29.11
	June 30	3.60	2.57	56.74		35.02
	September 30	3.17	2.66	49.50		39.45
	December 31	3.24	2.73	25.19	*	20.11	*
2007	March 31	3.57	2.79	28.60	*	21.70	*

*	Each ADS represented 20 fully paid ordinary shares until October 2, 2006 and 10 fully paid ordinary shares from October 3, 2006.

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
	A$	A$	$	$
December 2006	3.24	2.98	25.19	23.22
January 2007	3.20	2.79	24.69	21.70
February 2007	3.57	3.11	28.60	24.09
March 2007	3.14	3.09	24.98	24.58
The last reported sale price of the ordinary shares on the ASX on April 11, 2007 was A$3.29. The last reported sale price of the ADSs on NASDAQ on April 11, 2007 was $27.07
At April 11, 2007, the total market capitalization of the Company (excluding the shares held by Niugini Mining Limited) was A$4.59 billion ($3.79 billion).
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
This information has not changed and is restated below as set out in Form 20-F Annual Report for the fiscal year ended December 31, 2005.
PNG Companies and Securities Laws
On March 27, 1997, the Papua New Guinea Parliament passed the Companies Act (“the Companies Act”) which, subject to six-month transitional provisions, replaced the Companies Act (Chapter 146) that had applied in Papua New Guinea since 1964. The Companies Act commenced operation on March 2, 1998. At the Annual General Meeting of the Company held on April 28, 1998, shareholders approved registration of the Company under the Companies Act and the Company was registered with effect from May 15, 1998. The Companies Act is based on the New Zealand Companies Act 1993 and introduced significant changes to shareholders’ rights and duties and to the duties, liabilities and obligations of directors.
Under the Companies Act, the business affairs of any company incorporated in PNG (including Lihir) are managed by, or under the direction or supervision of, the board of directors of the company. The board of this Company has all the powers necessary for managing, and for directing and supervising the management of, the business and affairs of the Company. This is nonetheless subject to limitations contained in the Companies Act itself and any modifications, exceptions or limitations contained in the Company’s constitution.

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
The PNG Securities Act 1997 also commenced operation on March 2, 1998 (the “Securities Act”). The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including; stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed company. A substantial shareholder is also required to give notice of changes in his or her relevant interest of one per cent or more in the relevant class of shares. There are also provisions to allow a company to require the disclosure of the beneficial owners of shares in the company. The substantial shareholder provisions and the provisions dealing with the disclosure of beneficial interests have been in effect in relation to the Company since September 28, 1998.
A PNG takeovers code (“Takeovers Code”), approved under the provisions of the Securities Act, has also applied to the Company since September 28, 1998. The fundamental rule under the Takeovers Code prevents any person from having a relevant interest of more than twenty percent of the voting rights in a target company, except in a manner permitted by the Takeovers Code. There are no controls below the threshold of twenty percent. The definition of relevant interest under the Takeovers Code and for the purposes of the substantial shareholder provisions of the Securities Act looks not merely to beneficial ownership of a share but extends to and includes:
•	the power to control the exercise of any right to vote attached to a voting share;

•	the power to acquire or dispose of the voting share; or

•	having the above powers by virtue of any trust, arrangement, agreement or understanding.
In addition, where a person (A) holds at least twenty percent of the voting rights in a company (B), and B in turn has a “relevant interest” in a PNG company, A is regarded as having the same relevant interest as B.
Constitution
The Company’s current constitution was adopted by shareholders at the Company’s annual general meeting held on April 28, 1998. A copy is lodged with the Registrar of Companies in Port Moresby, PNG and a copy has been incorporated by reference as an exhibit to this Annual Report. The constitution was modelled on the Company’s previous memorandum of association and articles of association subject to changes which:
(i)	reflected changes made under the new Companies Act (for example, the abolition of par value of shares, the increased power for directors to make distributions of money or property to members and the removal of the requirement that a company have specific objects and powers); or
(ii)	took advantage of specific provisions of the new Act which allow the Company to take a course of action (for example, to buy back the company’s shares, to indemnify directors or to pay for D&O liability insurance) if expressly permitted to do so by its constitution.
The following is a summary of the main points of the Company’s constitution. References to clauses refer to clauses in the constitution.
•	The Company is incorporated and registered in Papua New Guinea (Number C1-23423) and is a registered foreign company in Australia (ARBN 069 803 998). Under section 17 of the Companies Act, a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and in respect of these purposes, it has full rights, powers and privileges. Therefore it is not necessary to list the objects and purposes of the Company in its constitution.

•	In accordance with clause 17, a director may vote on a proposal, arrangement or contract in which he is materially interested provided that he has complied with the Companies Act, the Official Listing Rules of the ASX and provided the board does not otherwise determine.

•	The constitution contains provisions for the remuneration of directors (including reimbursement of expenses), the indemnification of directors in respect of certain liability or for costs incurred in defending or settling any claim or proceedings relating to such liability, and for effecting insurance for directors to the extent permitted under the Act. These are general powers of the Company which may in the normal course be exercised by a resolution of the Board. An interested director who has declared his or her interest would be entitled to vote on any such resolution unless the board has determined that the director should not exercise any power in relation to the matter. The interested director is not entitled to vote on a resolution to make that preliminary determination.

•	There are no specific provisions relating to borrowing powers in the constitution. Clause 20.1 provides that the Board has all necessary power for managing, and for directing and supervising the management of, the business and affairs of the Company to the exclusion of the Shareholders and in accordance with clause 21.9 every resolution of the board is decided by a majority of votes. Therefore, the borrowing by the Company is determined by a majority decision of the Board.

•	An exercise of the borrowing power may in certain circumstances be subject to the provisions of the Companies Act (section 110) requiring shareholder approval for major transactions.

•	There are no provisions for retirement or non-retirement of directors under an age limit in the constitution.

•	Clause 15.5 provides that a director of the Company need not be a shareholder.

•	Clause 10A.2(b) provides that Class B shares have no entitlement to dividends.

•	Clause 24.1 provides that the Board may declare distributions to the shareholders (other than Class B shareholders) including declaring the property to constitute the distribution and the time of the distribution. Shareholder approval is not required for a distribution. Clause 24.3 provides that where the Board has declared a dividend the obligation of the Company to make the distribution only arises when the Board fixes the time for distribution and that time has arrived. Clause 24.8 provides that each dividend in respect of each share must be distributed according to the amount paid up on that share save to the extent that the terms of issue of a share provide otherwise. The Company does not have any partly paid shares on issue.

•	Clause 24.18 provides that all dividends declared but unclaimed may (in the case of dividends not to be distributed as money) be realized into money and (in any case) be invested for the benefit of the Company until claimed or until required to be dealt with under any applicable law dealing with unclaimed money.

•	Clause 5.6 provides that if a call in relation to a share is due and payable and not paid, the shareholder has no right to receive any dividends and has no right to vote.

•	Clause 10A.2(a) provides that the Class B shareholders do not have any voting rights.

•	Clause 13.2 provides that each shareholder who is entitle to vote on a resolution (where not disqualified from voting pursuant to the Listing Rules or the Act) has one vote on voting by voice or show of hands, and on a poll he has the number of votes equal to the number of fully paid shares held by that person.

•	Under clause 15.3, one third of the directors (excluding the managing director) retire by rotation each year and are eligible for re-election.

•	Clause 27.3 provides that after distribution of assets to repay paid up capital any surplus assets will be distributed to the shareholders in proportion to the amount paid up by the shareholder on each share, save to the extent that the terms of issue of a share provide otherwise.

•	Clause 10A.2(d) provides that the Class B shares are redeemable at the option of the Company for consideration of K100 per million (or part thereof) of those shares.

•	Clause 2.6(b) provides that the Company is authorized to redeem any redeemable shares subject to the provisions of the Listing Rules and the securities clearing house business rules of Australia.

•	There are no provisions in the constitution in relation to sinking funds.

•	Clause 5 provides that the Board may make calls on a shareholder in respect of any or all of the amount unpaid on the share unless the terms of issue make that payment payable at a fixed time. The constitution does not expose the shareholders to any liability to further capital calls by the Company.

•	There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the constitution.

•	Under the Companies Act, any provision of the constitution can be altered by special resolution of the shareholders requiring a 75% majority vote of those attending and voting.

•	Clause 8.2 provides that where the Company by ordinary shareholders’ resolution consolidates, divides or sub-divides its shares, the Company may also by special resolution determine that, as between the shares resulting from the consolidation, division or sub-division, one or more of those shares has some preference or special advantage as regards dividends, capital, voting or otherwise over or compared with the other shares.
•	Clause 8.3 provides that if the shares are divided into different classes of shares, the rights attached to any class of shares may only be varied or abrogated with either the written consent of 75% of the shareholders of that class, or, sanction of a special resolution passed at a separate meeting of that class of shareholders.

•	Clause 8.4 provides that the board may do anything to give effect to any resolution authorizing or effecting the alteration of the share capital of the Company, the variation or abrogation of rights attaching to any class of shares, or to adjust the rights of all parties.

•	Clause 11.3 provides that the board may convene a special meeting of the Company at any time. Alternatively, clause 11.4 provides that the shareholders may requisition the holding of a special meeting as provided by section 102(b) of the Companies Act, which requires a written request of shareholders holding shares carrying not less than 5% of the voting rights.

•	Clause 11.2 provides that the Company must hold an annual general meeting in accordance with the Companies Act, which must be held not later than 15 months after the previous annual general meeting.

•	Fourteen days’ written notice of the meeting must be sent to the shareholders, directors and auditor of the Company, stating the nature of the business, the text of any special resolution and, if required by the Official Listing Rules of the ASX, include a form of proxy.

•	All shareholders (including Class B shareholders) may attend a meeting of shareholders either in person, by proxy, by attorney or (in the case of a shareholder which is a body corporate) by a representative.

•	Clause 12.2 provides that no business may be transacted by a meeting of shareholders unless a quorum of three is present. Clause 12.3 provides that, where a quorum is not present within 30 minutes after the time appointed for the meeting, (in the case of a meeting requisitioned by shareholders), the meeting is dissolved, or in the case of any other meeting, it is adjourned to the same time and the same place the following week, and if there is not a quorum within 30 minutes of the appointed time of that meeting, it is dissolved.

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
•	There are no limitations on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law, or by the charter or other constituent document of the Company in the constitution.

•	There are no provisions in the constitution that would have an effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

•	There are no provisions in the constitution governing the ownership threshold above which shareholder ownership must be disclosed.

•	The Company is incorporated, and has its principal activities, in PNG. As such it is subject to the Companies Act, the Securities Act of PNG and the Takeovers Code under the Securities Act of PNG. The general effect of this legislation is referred to elsewhere in this Annual Report.

•	In relation to an increase in capital by the issue of new shares, clause 2.1 provides that this power is conferred on the board of directors subject to the listing rules of any applicable stock exchange (namely the Australian Securities Exchange, Port Moresby Stock Exchange and the Nasdaq Stock Exchange). The conditions in this regard are no more stringent than is required by law. There are no pre-emptive rights of existing shareholders.
C. Material Contracts
Operations Agreements
Pressure Oxidation Technology License.
On August 5, 1995, Lihir Management Company Pty Limited (“LMC”), acting for and on the company’s behalf, entered into an agreement with Sherritt Inc under which Sherritt disclosed know-how relating to its proprietary and patented pressure oxidation technology and whereby, subject to certain payments, it granted an irrevocable, perpetual non-exclusive license to use the pressure oxidation technology in the company’s processing plant, as patented or contained within Sherritt’s know-how. In or before November 2000, Sherritt assigned its rights to the intellectual property, the subject of the license, and the license itself to Dynatech Corporation.
Termination of Rio Tinto management arrangements in 2005
On October 10, 2005, the Company entered into agreements with certain members of the Rio Tinto group under which:
•	previous arrangements under which management services were provided by the Rio Tinto group to the Company were terminated;

•	the Company acquired all of the shares of LMC (which had been a wholly owned subsidiary of the Rio Tinto group used in connection with the provision of management services) with consideration consisting of a nominal sum, together with transfer of the cash holdings, accrued accounts receivable and net income tax credits receivable at that date;

•	the Rio Tinto Group agreed to provide, at the Company’s option, certain defined technical and procurement services to the Company on certain commercial terms for a term of up to two years; and

•	the Company granted certain releases and indemnities to the Rio Tinto Group in connection with the termination of the management agreements.
The only surviving obligation to the Rio Tinto group in connection with the arrangements described above is the indemnity given by LMC to the Rio Tinto group in connection with the termination of the management agreements. In addition, Lihir has guaranteed to the Rio Tinto group the due and punctual performance by LMC of its obligations and undertakings.
Lihir management
On June 9, 2006, the Company entered into two management services agreements with Lihir Services Australia Pty Limited (“LSA”), a wholly owned subsidiary. Under the Management Services Agreement (Australia), the Company engaged LSA to provide or procure the provision of various services to be performed in Australia. Those services include representing the Company and liaising with Stock Exchanges, sourcing goods and services, assisting with the recruitment of personnel, and preparing tax returns for the Company and controlled entities outside PNG. Under the Management Services Agreement (PNG), the Company engaged LSA to provide or procure the provision of various services to be performed in PNG. Those services include representing the Company and liasing with Stock Exchanges, and providing the services of persons to fill senior executive positions. LSA charges the Company a management fee for providing those services under the two agreements.
PNG Mining Laws
The principal PNG mining laws are the PNG Mining Act 1992, the Mining (Safety) Act (Chapter 195A of the PNG Revised Laws) and the Regulations under these acts.
In 2005 and 2006 there were changes to legislation regulating mining in PNG. These changes include new legislation in the form of the Mineral Resources Authority Act 2005, proposed amendments to the existing Mining Act 1992, the Mining (Safety) Act (Chapter 195A), mining and safety regulations and the proposed addition of regulations governing mine closure.
The Mineral Resources Authority Act 2005 came into operation on January 1, 2006. This Act essentially provides for the replacement of the existing Department of Mines as the public administrator of the mining industry with an independent statutory authority known as the Mineral Resources Authority. The Act establishes the Mineral Resources Authority as an independent statutory body to replace the existing Department of Mining in carrying out its various functions as the principal regulatory body over the mining industry in PNG. Under the Act, the administration and enforcement of the Mining Act is the responsibility of the Mineral Resources Authority. At the date of this disclosure, the replacement of the Department of Mines with the Mineral Resources Authority is in a transitional phase. As a result, the Department of Mines is continuing to act as the regulatory body until such time as the Mineral Resources Authority is operational.
The Mineral Resources Authority Act also amended various provisions of the Mining Act, effective from January 1, 2006. One amendment to the Mining Act, is the replacement of the Mining Advisory Board by the Mining Advisory Council, whose function is to advise the Minister for Mining on such matters as the Minister may refer to the Council such as applications for the grant or renewal of mining and exploration tenements. The Mining Advisory Council has not yet been duly constituted. As a consequence, all applications for mining titles since January 1, 2006 have been held for future determination until the Mining Advisory Council is duly constituted. This applies to renewals lodged by the Company in respect of its exploration licences EL 485 and EL 1170.
The PNG Mining Act, provides that “all minerals existing on, in or below the surface of any land in PNG, including any materials contained in any water lying on any land in PNG, are the property of the PNG Government.” The PNG Mining Act also provides for a system of licenses and leases, pursuant to which persons are permitted to explore for minerals, develop mines and extract mining products. The Mining (Safety) Act provides for the regulation and inspection of mines and associated works.
In 1990 and 1991, actions were brought in the PNG National Court challenging the constitutional validity of the prior Mining Act on the grounds that the PNG Government’s ownership of minerals under privately owned land resulted in an unjust deprivation of property. The actions were dismissed on procedural grounds and thus the merits of the challenge were never decided. When the PNG Mining Act was enacted in June 1992, provisions were included in an attempt to clarify the constitutional status of any compulsory acquisition of property, or deprivation of the use or possession of property, which may be effected by or under the Mining Act (1992).
The Company has received advice from its PNG external legal counsel, Blake Dawson Waldron, and considered a number of factors including terms of the Special Mining Lease and its Exploration Licenses, and the provisions of the relevant legislation. The Company is of the view that, even if the Special Mining Lease or Exploration License were determined to result in an unjust deprivation of property, the landowner’s recourse would be an action for compensation against the PNG Government, and that the validity or legality of the grant of the Special Mining Lease or Exploration License could not be successfully challenged for this reason.
The principal mining rights for large-scale operations under the PNG Mining Act are exploration licenses and special mining leases. An exploration license confers the exclusive right to carry out exploration for minerals for a two-year period over a defined area. The holder of an exploration license is required to conduct certain minimum agreed exploration activities during the term of the license. Assuming it complies with the terms of the exploration license and submits an acceptable program for the next period, the holder can generally expect the license to be renewed for additional two year periods. However, the holder has no legal right to require such an extension. A mining lease with respect to property covered by an exploration license can only be granted to the holder of the license, although the PNG Government is under no obligation to issue a mining lease, and could simply allow the exploration license to lapse, in which case a mining lease for the property could be granted to another person.
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
The holder of a special mining lease is obliged to pay a royalty to the PNG Government equal to two percent of either the FOB value of the minerals, if they are directly or indirectly exported without smelting or refining in PNG, or the net smelter returns from the minerals, if they are smelted or refined within PNG.
In addition to the obligation to pay royalty, a production levy was introduced on February 21, 2007 with respect to the production of minerals and alluvial gold. The proceeds of the levy will fund the Mineral Resources Authority. The mineral production levy is 0.25% of the assessable income (as defined in the PNG Income Tax Act 1959) derived by a producer of minerals from a mining lease or a special mining lease and must be paid by March 30 each year.
Related Agreements with PNG Government
Exploration License. The Exploration License, (EL485) which gives the Company the exclusive right to explore for gold and other minerals over the rest of Lihir Island, including Luise Harbour, has been renewed on eight occasions since its original issue in 1983, the most recent extension being made from September 14, 2006 and expiring on September, 2008. However, consistent with the comments above regarding the uncertainty of the implementation of the provisions of the Mineral Resources Authority Act, no applications for renewal of exploration tenements made after January 1, 2006 have been processed. EL 485 was due to expire on September 14, 2006, and an application to renew the exploration licence was made in April 2006 however this application has not been processed. In the meantime, the provisions of the Mining Act provide that an exploration licence that is subject to a renewal application continues in force until the determination of the application. EL 485 therefore continues to be valid until such time as the application for renewal is determined by the Mining Advisory Council and the Minister.
The status of EL 1170, which was due to expire on June 21, 2006, and for which a renewal application was made in 2006, is also subject to the same circumstances.
The Special Mining Lease has been carved out of the area previously covered by the Exploration License. For a discussion of exploration licenses generally, see “PNG Mining Laws” above.
Special Mining Lease. The Company holds the Special Mining Lease which gives it the exclusive right to mine and produce gold and other minerals from the area of the Luise Caldera immediately adjacent to Luise Harbour, including the site of the processing plant on Putput Point. It also holds subsidiary mining rights elsewhere on Lihir Island.
The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated.
The Special Mining Lease was originally issued to the joint venture on March 17, 1995. It has a term of 40 years, and, under the Mining Act, may be renewed for subsequent periods of 20 years each at the discretion of the PNG Government
Mining Development Contract. The Company and the PNG Government entered into the Mining Development Contract relating to the Lihir mine on March 17, 1995.
In the Mining Development Contract, the Company agreed to use its best efforts, to build and operate the Lihir mine as specified in the Approved Proposal for Development. The Company is permitted to modify the Approved Proposal for Development without seeking the PNG Government’s permission, as long as the modification substantially complies with the Approved Proposal for Development submitted by the Company. In addition, the PNG Government will be deemed to have approved all modifications, which do not substantially comply with the Approved Proposal for Development, if they do not object to such a modification within 15 days of receiving notice of such a change. The PNG Government has agreed it will not unreasonably withhold its approval of any modification, and all disagreements are subject to international arbitration. The Company has the right to suspend its operations at any time, if, after notice to and consultation with the PNG Government, the Company’s revenues from the Lihir mine for the three months immediately preceding the date of the notice, are less than the sum of the royalties and operating costs. However, the Company must immediately (and periodically thereafter until the resumption of operations) report such suspension to the PNG Government and must maintain the Lihir mine’s assets in good order. After three years of suspended operations, the PNG Government can compel the Company to resume the Lihir mine, unless an independent expert determines that the Lihir mine is still not economically viable. The PNG Government may raise the issue again 12 months after any such determination by an independent expert.
The Mining Development Contract governs the ability of the Company to finance the Lihir mine to retain sales revenues in foreign currency and to make payments and distributions in foreign currency. See “PNG Foreign Investment Laws and Exchange Controls”.
The PNG Government has agreed to permit the Company to import into PNG all materials necessary to construct and operate the Lihir mine and that any taxes or duties will be applied to these materials on a non-discriminatory basis. In addition, it has agreed to expeditiously approve the work permits and visas of any expatriate worker needed to work at the Lihir mine.
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
The Mining Development Contract contains several provisions requiring the Company to hire local workers and use local companies. The Company must provide for the training of Papua New Guineans and the replacement of expatriate employees with Papua New Guineans. In procuring material, equipment and services for the operations, the Company must give certain preferences to Papua New Guinean contractors and suppliers. The Company must include Papua New Guinea contractors and suppliers in all requests for bids where the contractor or supplier has the proven ability to perform similar work within the required time period. If the Company receives a bid from one of these Papua New Guinean contractors or suppliers, it must accept the bid if it meets the specifications, is competitive in cost with international sources and meets the quality, delivery and service requirements of the Lihir mine. In addition, the Company must encourage the development of local business, which might be derived from the project, by implementing an approved business development plan. Finally, the Company may be required to have up to one-third of its mine products refined at a refinery located in PNG, provided that the refineries have the capacity and offer competitive terms and conditions. This has not yet occurred.
The Mining Development Contract also contains provisions permitting the PNG Government to purchase any of the installations or infrastructure that are to be built by the Company in connection with the Lihir mine, excluding any facilities directly used in the mining and processing of the ore, any roads within the mining site and any administrative buildings or housing. The PNG Government may elect to either finance the construction of these facilities or purchase these facilities after their construction by the Company. If the PNG Government decides to finance the building of these facilities, Lihir Management Company will be responsible for hiring the contractors and supervising the work to its standards but the PNG Government will pay for and own the facilities and it may impose a fee on the Company for the use of the facilities, the amount of which is subject to arbitration before a designated expert if no value can be agreed. If the PNG Government decides to purchase these facilities after their construction by the Company, the sales price will be equal to residual value after depreciation. If this occurs, the PNG Government will pay the purchase price in an annual installment equal to the amount of depreciation the Company could have claimed if it still owned the property. The PNG Government has agreed that this annual payment will be treated as a capital receipt for PNG income tax purposes. After any such purchase, the Company will be obligated to make an identical payment to the PNG Government as a usage fee for the property, which the PNG Government has agreed will be treated as a deductible outgoing for PNG income tax purposes.
The Mining Development Contract may only be terminated by the PNG Government if the Special Mining Lease expires and is not renewed, or the Company surrenders the Special Mining Lease (other than for the renewal or extension thereof or for the issuance of a new Special Mining Lease), or the Company abandons the Lihir mine, or if the Company materially defaults in the performance of its significant obligations under the Mining Development Contract. The Company’s obligations include:
•	to construct the mine and operate in accordance with the approved proposal for development (including the environmental plan);

•	not to incur debt in violation of certain coverage tests;

•	to convert its foreign currency revenues into Kina, subject to certain exceptions;

•	not to keep gold in inventory for a period greater than three months without placing in its Kina bank account an amount equivalent to the cash value of such gold;

•	to comply with PNG Government notices forbidding certain sales of gold;

•	to comply with its various obligations to hire PNG employees or suppliers or contractors;

•	not to suspend its operations other than as permitted by the Mining Development Contract; and

•	to comply in all material respects with the environment plan (see Item 4. “Information on the Company – D. Property, Plant and Equipment – Environmental Considerations – Environmental Plan”).
The PNG Government must begin any termination of the Mining Development Contract by giving the Company a default notice. If the default described in the notice is not cured within 180 days, the PNG Government has the right to deliver a termination notice, which will terminate the agreement and the Special Mining Lease 30 days later. If the Company contests the grounds for the issue of a default notice, or there is a dispute as to whether a default has been cured, the matter is to be submitted to arbitration under the United Nations Commission on International Trade Law Rules. The PNG Government may not deliver a termination notice to the Company while the grounds for the issue of a default notice are in the arbitration process, and any previously delivered termination notice shall be suspended once an arbitration proceeding commences. If prior to the date set for termination, a receiver, manager or other administrator is appointed to act on behalf of any bank in connection with permitted debt finance, termination cannot occur for at least two years, as long as the administrator complies with the Lihir mine agreements and prevents deterioration in the Lihir mine facilities.
Except for those required to be referred to a special expert, all disputes under the Mining Development Contract must be arbitrated under the Arbitration Rules of the United Nations Commission on International Trade Law. The PNG Government has waived its immunity with respect to enforcement of arbitration awards. The Mining Development Contract is governed by PNG law.
Local Community Agreements
On November 9, 2005, the Company entered into a non binding agreement with the Lihirian community, represented by the Nimamar Rural Local Level Government and the Lihir Mining Area Landowners Association, together with the State of PNG and the New Ireland Provincial Government known as the Status Statement. This agreement encapsulated the then status of negotiations towards the Revised IBP Agreement so that the parties to the revised IBP could concentrate on defining the resources, projects and programs associated with various Chapters. Importantly, the Status Statement documented a commitment to annual funding of PGK 20 million (approximately $6.2 million) for each of the next five years, plus an additional one-off investment of PGK 7 million in an income generating businesses on behalf of the landowners from the Special Mining Lease.
The Status Statement has formed the basis for subsequent negotiation leading to an addendum to the original IBP known as Revised IBP Agreement which has not yet been concluded between the parties.. The key components of the original Integrated Benefits Package include the Putput and Ladolam Relocation Agreement and the Compensation Agreement for land, crops, water and air, dated April 26, 1995. See “Item 4. Information on the Company – B. Business Overview – Community Affairs”.
Lihirian Equity Settlement Agreement
On December 6, 2004, MRL entered into an agreement with MRDC, the European Investment Bank (“EIB’) and Lihir Management Company Pty Limited (“LMC”) for and on behalf of the Company relating to MRL’s financing arrangements with the EIB associated with financing MRL’s equity holding in the Company, under which:
•	MRDC and LMC agreed to each contribute K3,532,759 and $2,635,000 to MRL; and

•	MRL agreed to sell down a proportion of its shareholding in the Company in two separate tranches and to invest the portion of the proceeds remaining, after meeting current commitments to the EIB, to enable it to meet future financing commitments to the EIB.
In or around November 2005, MRL decided to sell a greater proportion of its shareholding, sufficient to enable MRDC to repay its entire indebtedness to the EIB rather than to merely service the loan. As a result of this decision and of the revised arrangements for payment of the 2004 installment by MRL to the EIB, an Amended and Restated Lihirian Equity Settlement Agreement was entered into between the same parties (save that the Company was a party directly rather than LMC for and on its behalf) on January 27, 2006. See “Item 7 – Major Shareholders and Related Party Transactions A. Major Shareholder – PNG Government Participation and Mineral Resources Lihir Limited shareholding.
Financing Agreements
The Company initially funded a portion of the construction of the Lihir mine pursuant to a loan agreement, dated August 18, 1995.
This loan agreement and supporting bank financing agreements were terminated by agreement on November 22, 2000, and replaced by a Syndicated Facility Agreement which was in the form of a $50 million revolving credit facility, arranged and underwritten by ABN AMRO Australia Limited with Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Limited and SG Australia Limited also participating in this facility. In January 2004, NM Rothschild & Sons Australia Limited substituted for Deutsche Bank AG. The original Syndicated Facility Agreement attracted an overall interest rate of 2.9 percent over LIBOR.
Lihir had only one other financing arrangement, which was originally a $26.5 million facility from the European Investment Bank, dated February 15, 1996. That facility was prepaid in its entirety on April 30, 2004.
In September 2005, the Company entered into a syndicated facilities agreement with a syndicate of 12 financiers arranged by ABN AMRO Bank N.V. (Australia Branch) and consisting of ABN AMRO Bank N.V. (Australia), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, Singapore Branch, BNP Paribas, Singapore Branch, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Hong Kong Branch, Société Générale, Australia Branch, WestLB AG, Sydney Branch and Westpac Banking Corporation. Under the Syndicated Facility Agreement, the financiers made available to the Company:

•	a Gold Facility of up to 480,000 ounces of gold; and

•	a revolving credit facility of $50 million (“RCF”).

The Gold Facility was established for the following purposes:
1.	To repay the original Syndicated Facility agreement;

2.	To assist in funding the expansion of the Company’s gold production by approximately 140,000 ounces per year on average through the addition of a 3 million ton per annum flotation processing facility; and

3.	To finance a restructuring of the Company’s hedge book.
The RCF is for the general working capital requirements of the Company. As at December 31, 2006, Lihir had drawn $30 million under the RCF.
In September 2005, the Company drew down 480,000 ounces of gold which it sold at the then spot gold price of $449 per ounce, raising $216 million.
The final maturity date of the Gold Facility is June 30, 2011 with quarterly repayment installments to be made in physical gold, commencing in September 2007. All amounts owing under the RCF must be repaid on June 30, 2011.
Gold outstandings bear interest at a rate of LIBOR minus GOFO for the applicable interest period plus a margin of 1.90 percent. For the purposes of the Gold Facility, LIBOR and GOFO refer to the arithmetic mean of the offered rates displayed on the Reuters screen pages “LIBOR 01” and “GOFO” respectively. The interest rate on amounts drawn under the RCF is determined by reference to the arithmetic mean of the offered rates quoted on Reuters screen page LIBOR 01 and the margin of 1.90 percent.
The establishment of the Syndicated Facility Agreement has enabled the Company to restructure its hedge book which involved changing the profile of future gold deliveries and spreading them over a longer period. $62 million was utilized to cancel certain substantial out of the money hedges, to extend maturity dates and to increase strike prices for a major portion of its hedge book. Following the completion of the restructure in September 2005, the hedge book totaled 1.22 million ounces of gold in addition to the gold loan of 480,000 ounces, giving total forward gold commitments of approximately 1.7 million ounces.
The following summaries do not purport to be complete and are qualified in their entirety by reference to all the provisions of the respective agreements, filed as exhibits to this Annual Report on Form 20-F, including the definitions used in those agreements.
The representations, undertakings and events of default in the Syndicated Facility Agreement are largely similar to those contained in the original Syndicated Facility Agreement.
•	Purpose: See above

•	Pricing:
Benchmark rate for Gold Facility – LIBOR minus GOFO
Benchmark rate for RCF – Reuters screen page LIBOR 01
Interest Margin 1.90%
Political risk premium 0.95%
Certain limited circumstances (such as changes in law and official regulations) could increase the cost of funds.

•	Prepayment: The gold loan can be prepaid on any interest payment date without penalty or at any other time on payment of any break costs, subject to a minimum amount of 10,000 ounces and a multiple of 2,500 ounces and giving 2 business days’ notice. Cash advances under the RCF can be prepaid on any interest payment date without penalty or at any other time on the payment of any break costs, subject to a minimum of $2,500,000 and a multiple of $500,000 and the giving of 2 business days’ notice. Any undrawn commitments under the RCF may be cancelled without penalty on giving 10 days’ notice.

•	Repayments: Gold loans are repayable in gold ounces to be delivered to the financiers in 16 quarterly instalments from September 2007 through to June 2011 inclusive. Cash advances under the RCF must be repaid on June 30 2011.

•	Security: The financiers and the hedge providers have the benefit of charges and mortgages over the assets of the Company. Further details are set out under the heading “Security Trust Deed in Connection with the Syndicated Facility Agreement”, below. The security does not include security over a distribution account into which amounts available for Permitted Distributions (as defined below) and Non-Project Cashflows are permitted to be paid. Fifty percent of the proceeds held in such account are pledged in favour of Australia and New Zealand Banking Group Limited as security for the borrowings under the ANZ Facility Agreement, as described in further detail below under the heading “ANZ Facility Agreement – Terms and Conditions”.

•	Conditions: The Gold Facility is fully drawn. No drawings may be made under the RCF if an event of default or a potential event of default subsists.

•	Representations and Warranties: The Company was required to make customary representations and warranties, certain of which are required to be repeated every six months.

•	Undertakings: Undertakings given by the Company include, without limitation:
-	compliance with the 1998 World Bank Environmental Health and Safety Guidelines;

-	providing the Facility Agent and the Independent Engineer each year with the annual life of mine plan and a certificate detailing the debt service cover ratio and the loan life cover ratio for the relevant period;

-	a restriction on committing to forward sales or derivative hedging instruments which would create a commitment of more than (i) ten percent of its proven and probable reserves, and (ii) eighty percent of its annual exposure to foreign exchange and interest rate market risks; and

-	negative undertakings, including but not limited to, agreements not to engage in any business activities other than those relating to its core business of gold production and related mining and processing activities, not to incur any additional indebtedness or encumbrances, not to provide financial accommodation, not to dispose of its assets and not to pay any dividends, nor make certain other restricted payments unless certain conditions are met (see Distributions to Subordinated Lenders and Shareholders, below).
•	Distributions to subordinated lenders and shareholders: If, at December 31 and June 30 in any year the debt service cover ratio for the preceding 12 months is equal to or greater than 1.35:1 and the loan life cover ratio is equal to or greater than 1.65:1, the Company will have the right to withdraw from the secured accounts excess project cash flow which exceeds a minimum liquidity balance of $15 million (“Permitted Dividend”). This withdrawal right commences after December 31, 2007, and that minimum liquidity balance must be maintained at all times. However, pursuant to the terms of the parent deposit agreement entered into by the Company in connection with the ANZ Facility Agreement, the Company must deposit any such Permitted Dividends into the distribution account. Fifty percent of all such deposits are charged to ANZ as security for LAH’s borrowings under the ANZ Facility Agreement and may not be withdrawn from that account without the consent of ANZ.

•	Mandatory Prepayment : If a Permitted Dividend is paid, the Company must deliver to the Facility Agent a quantity of gold which has a US dollar value equal to fifty percent of that Permitted Dividend.

If on any December 31 or June 30, the debt service cover ratio is below 1.35:1, or if the loan life cover ratio is below 1.65:1, on the next interest payment date, the Company must:
(i)	apply any excess project cash flow which would have been available to pay a Permitted Dividend had the requisite ratio tests been met; and

(ii)	deliver any surplus gold (being gold in its unallocated bullion account which is not required to meet gold delivery obligations under the Syndicated Facility Agreement on that interest payment date), to reduce the gold loan.
Any mandatory prepayment must be applied in inverse order of maturity.

•	Events of Default: In addition to the normal default provisions relating to the non-payment, financial distress, misrepresentation, cross-default and breach of undertakings, the Syndicated Facility Agreement includes, without limitation, default provisions covering material adverse change, expropriation, political risk events, certain exchange control impositions and loss of political risk insurance. Further, it will be an event of default if at any December 31 or June 30 in any year, the debt service cover ratio for the previous 12 months is less than 1.1:1 or the loan life cover ratio is less than 1.2:1 and the Company does not remedy the breach within 30 days.

If an event of default is continuing, the Facility Agent acting on the consent of a majority of the financiers (being financiers whose RCF commitments exceed sixty-six percent of total RFC commitments) may cancel the RCF commitment and accelerate redelivery of all gold outstandings and the repayment of cash advances under the RCF.

•	Review Event: If without the consent of the Facility Agent (acting on the instructions of a majority of the financiers), a person not in control of the Company acquires such control or the Lihir Gold Management Transition Plan Document is terminated, then the financiers may within 30 days of being notified, request the Company to agree to required amendments to the facilities (including a change in margin and facility limits). If no agreement is reached, the financiers may require all Gold outstanding to be redelivered and cash advances under the RCF to be repaid.
Security Trust Deed in connection with the Syndicated Facilities Agreement
Under a Security Trust Deed dated November 22, 2000 as amended and restated by an Amending Deed (“Security Trust Deed”) dated September 13, 2005, ABN AMRO Australia Limited (“Security Trustee”) holds certain mortgages and charges granted by the Company (“Security”) in trust for defined beneficiaries which include the syndicate of financiers in the Syndicated Facility Agreement, the hedge counterparties under the hedge contracts entered into by the Company, and the political risk insurer to the extent of any payment made by it under the political risk insurance policy. The Security does not include any pledge over the balance held in the distribution account referred to in the parent deposit agreement, as described below.
The Security is held to secure moneys owing by the Company under nominated finance documents which include the Syndicated Facility Agreement and hedge contracts with certain hedge counterparties. In general terms, the Security Trustee is required to act in accordance with instructions of a majority of the financiers under the Syndicated Facility Agreement.
Ballarat Goldfields Facility Agreement
In addition, in connection with the merger between Lihir and Ballarat, LAH entered into a 364 day Ballarat Goldfields Facility agreement dated October 17, 2006 with Australia and New Zealand Banking Group Limited (“ANZ”) as lender. The facility has a maturity date of 364 days from execution of the agreement, The bank has secured a charge over the investment in Ballarat.
The facility is split into two tranches specifically for the following approved purposes:
Tranche A)	A$45 million to finance the acquisition of Ballarat shares under the Private Placement pursuant to the Share Subscription agreement (note 15) including associated transaction costs, interest and fees in relation to the facility and any transaction costs associated with the merger;
Tranche B)	an amount of A$5 million to be made available to cover expenses following successful completion of the merger.
A separate Parent Representation and Undertaking Agreement were executed between Lihir Gold Limited and the bank on October 17 2006. This agreement requires Lihir Gold Limited to advise the bank within six months in respect of plans for repayment.
•	Facility and Purpose: The facility is a cash advance facility consisting of two tranches, both of which are repayable on the date falling 364 days from the date of the ANZ Facility Agreement. Tranche A consists of a A$45,000,000 cash advance facility which was drawn in full in connection with the merger between Lihir and Ballarat Goldfields NL Tranche B consists of a A$5,000,000 cash advance facility which is permitted to be drawn by LAH for the purpose of financing capital expenditure in connection with the Ballarat East Gold Project.

•	Pricing: Interest on the facility is paid at the rate shown on the Reuters screen BBSY on the first day of each interest period plus a margin of one-seventy five percent.

Certain limited circumstances (such as changes in law and official regulations) could increase the cost of funds.

•	Prepayment: The facility can be prepaid on any interest payment date without penalty or at any other time on payment of any break costs, subject to a minimum prepayment amount of A$5,000,000 and a multiple of A$1,000,000 and the giving of five days’ notice. The commitments under the facility will be automatically cancelled to the extent of any prepayment.

•	Repayments: All amounts outstanding under the facility must be repaid in full on the date falling 364 days from the date of the ANZ Facility Agreement.

•	Security: See description of the security under the heading “Security Agreements — ANZ Facility Agreement”, below.

•	Conditions: Tranche A is fully drawn. $2 million was drawn down under Tranche B on February 26, 2007.

•	Representations and Warranties: LAH was required to make customary representations and warranties, which are each required to be repeated on every drawdown date.

•	Undertakings: Undertakings given by LAH under the ANZ Facility Agreement include:
-	undertakings in relation to the merger, including undertakings that Ballarat of use the proceeds of the private placement only to fund the development of the Ballarat East Project and to ensure that any documents in connection with the merger or the private placement contain similar undertakings;

-	negative undertakings, including but not limited to, agreements not to sell or dispose of LAH’s shares in Ballarat Goldfields, not to incur any additional indebtedness or encumbrances, not to provide financial accommodation, not to dispose of its assets and not to pay any dividends, nor make certain other restricted payments unless certain conditions are met (see point, below);

-	positive undertakings including reporting and corporate maintenance undertakings.
•	Mandatory Prepayment: if the shares in Ballarat are sold or forfeited or otherwise disposed of, LAH is required to prepay the proceeds of such disposal against the principal outstanding under the facility.

•	Events of Default: In addition to the normal default provisions relating to the non-payment, financial distress, misrepresentation, cross-default and breach of undertakings, the Syndicated Facility Agreement includes default provisions covering change of control of LAH, compulsory acquisition of a material part of the pledge assets of LAH, government interference, material environmental claims or expenditure, no charge granted over the shares in Ballarat within 60 days of the date falling five business days after the second court hearing in respect of the merger between Lihir and Ballarat, Ballarat using private placement proceeds other than for the purposes of the Ballarat Gold East Project, and material adverse change.

If an event of default is continuing, the Lender may cancel any undrawn commitment and accelerate repayment of all outstanding advances.
Security Agreements — ANZ Facility Agreement
Under the terms of a parent deposit agreement entered into by the Company on October 19, 2006, the Company has pledged 50% of all deposits paid into the distribution account referred to under the heading “Syndicated Facilities Agreement – Term and Conditions — Distributions to Subordinated Lenders and Shareholders” above in favour of ANZ as security for the borrowings by LAH under the ANZ Facility Agreement.
The terms of the parent deposit agreement prevent the Company from establishing any other “distribution account” and require that the Company must deposit into the distribution account all amounts permitted under the Syndicated Facilities Agreement to be deposited into a distribution account. Amounts in the distribution account which do not form part of the 50% pledged under the parent deposit agreement may be withdrawn by the Company at any time.
The Company also entered into a guarantee in favour of ANZ in respect of monies owing by LAH under the Syndicated Facilities Agreement but recourse under this guarantee is limited to the amount pledged under the parent deposit agreement.
LAH entered into a charge dated October 19, 2006 pursuant to which it charged its assets in favour of ANZ as security for its borrowings under the ANZ Facility Agreement.
The Company also entered into a parent representation and undertaking agreement on October 19, 2006 in relation to the ANZ Facility Agreement. The Company made various representations and agreed to various undertakings under this agreement including, without limitation, procuring that LAH complies with the undertakings set out in the ANZ Facility Agreement, agreeing to comply with the documents in connection with the merger and private placement and putting in place a refinancing plan in respect of the facility within 180 days of the date of the ANZ Facility Agreement.
Ballarat Goldfields Merger Agreements
Merger Implementation Agreement. On October 17, 2006, the Company and LAH entered into a Merger Implementation Agreement (“MIA”) with Ballarat Goldfields under which Ballarat Goldfields agreed to merge with LAH by way of a scheme of arrangement. Implementation of the merger was conditional on the satisfaction of a number of conditions precedent. The principal conditions precedent to the implementation of the Scheme included obtaining approvals from applicable regulatory bodies such as the Foreign Investment Review Board, the Australian Securities and Investments Commission and the ASX, obtaining exchange control approval from the Bank of Papua New Guinea, obtaining Ballarat Goldfields shareholder approval of the Scheme at the scheme meeting by the requisite majorities under the Corporations Act and obtaining Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act.
The MIA provided that, on the implementation date, all of the Ballarat Goldfields shares were to be transferred to LAH and the shareholders of Ballarat Goldfields as at the record date would become entitled to receive the Scheme consideration. As part of the Scheme consideration, the Company executed the Deed Poll under which the Company agreed to allot and issue to each shareholder of Ballarat Goldfields in accordance with the Scheme, 5 New Lihir Shares for every 54 Ballarat Goldfields Shares held by the shareholders of Ballarat Goldfields at the record date. In addition, the MIA provided that, subject to the Scheme becoming effective, the Company agreed to allot and issue the New Lihir Shares on terms such that each New Lihir Share would rank equally in all respects with the existing ordinary shares issued by the Company and that the Company would do everything reasonably necessary to ensure that the New Lihir Shares were approved for official quotation on ASX and POMSoX.
If a competing transaction was received by Ballarat Goldfields, the MIA contained provisions entitling the Company to submit a written proposal to Ballarat Goldfields. If the Company’s proposal was on terms no less favourable than the competing transaction, and in the absence of a more favourable offer, Ballarat Goldfields would proceed exclusively with the Company’s proposal, otherwise Ballarat Goldfields would have been entitled to proceed with the competing transaction.
Share Subscription Agreement. On October 17, 2006, Ballarat Goldfields and LAH entered into the Share Subscription Agreement under which LAH subscribed for 149 million fully paid Ballarat Goldfields Shares at A$0.28 per share for total consideration of A$41.72 million. Those shares were issued to LAH, and cash received by Ballarat Goldfields, on October 20, 2006. The shares issued to LAH represented approximately 11% of the total issued share capital of Ballarat Goldfields. Under the terms of the Shares Subscription Agreement, Ballarat Goldfields agreed to use the $41.72 million solely for the purpose of developing the Ballarat Goldfields East Project.

Deed Poll. On December 12, 2006, the Company executed a Deed Poll in favour to each person registered as a holder of fully paid ordinary shares in Ballarat Goldfields as at the record date. Pursuant to the Deed Poll, in consideration for the transfer to LAH of each Ballarat Goldfields Share held by the shareholders of Ballarat Goldfields, the Company agreed, subject to the Scheme becoming effective, to provide to each shareholder of Ballarat Goldfields the number of New Lihir Shares to be allotted and issued for each Ballarat Goldfields Share to which such shareholder of Ballarat Goldfields was entitled under the terms of the Scheme.
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
The PNG Central Banking (Foreign Exchange and Gold) Regulations generally require that PNG residents (including the Company), obtain approval from the Bank of Papua New Guinea, which is the PNG Government Central Bank for the inflow and outflow of currency and gold to and from PNG. Some exemptions came into effect on June 1, 2005, but it remains the position that for a PNG company to hold foreign currency, it must have in place relevant approvals from the Central Bank. Lihir holds such approvals, including a gold export licence. As is ordinarily the case with large mining and petroleum projects in PNG, under the Mining Development Contract, the PNG Government has agreed to ensure that the PNG Central Bank will grant to the Company permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds into, offshore accounts. The Company is currently permitted to retain, in the offshore accounts, proceeds from the sale of mining products, and the proceeds of bank loans and insurance policies in an aggregate amount, sufficient to pay three months anticipated loan servicing obligations, payments for goods and services to persons resident outside of PNG, dividends to non-PNG shareholders, and payments for certain approved reductions in share capital. To the extent the foregoing permissions are insufficient for such purposes, the Company would require the prior approval of the PNG Central Bank in particular, for agreements involving offshore debt or equity.
The Kina is subject to exchange controls. There is a limited and inefficient market for the Kina, and no assurance can be given that the Company will be able to convert any Kina funds it has into other currencies, at rates comparable to those at which funds were initially remitted to PNG, or at all.
Consent of the PNG Central Bank is required for the export of gold from PNG. The Company holds a gold export licence issued by the Central Bank which sets out the procedures and reporting requirements for the sale and export of gold.
Foreign workers, including those employed by the Company, if they are resident in PNG, will be subject to exchange control administered by the PNG commercial banks on behalf of the Central Bank. A taxation clearance certificate is generally required where cumulative remittances of foreign currency exceed PGK 200,000 in a calendar year, and formal exchange control approval is generally required for the purposes of buying securities listed on a stock exchange outside PNG. A person in this position will be able to purchase the Company’s ordinary shares, or ADS, on exchanges outside PNG, on which they are listed for quotation.
A foreign worker employed by the Company, who is resident in PNG, will be permitted to purchase the Company’s ordinary shares on the POMSoX, without any restriction. A person who is not resident in PNG, will be able to purchase the Company’s ordinary shares or ADS, on the exchanges on which they are listed for quotation without any restriction. This position is generally applicable to PNG companies.
Any person who has purchased the Company’s ordinary shares would be permitted to hold them, and exercise the votes attached to them, without any limitations, subject to the provisions of the PNG Companies Act.
E. Taxation
This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local, and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.
In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.
Taxation of Dividends
Under the United States federal income tax laws and subject to the Passive Foreign Investment Company (“PFIC”) rules described below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non corporate U.S. holder, dividends are taxable as ordinary income and will not be eligible for the special tax rates applicable to qualified dividend income.
You must include any foreign tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the foreign currency payments made, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Subject to certain limitations, the foreign tax withheld and paid over may be creditable or deductible against your United States federal income tax liability.
To the extent a refund of the tax withheld is available to you under foreign law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.
Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.
Taxation of Capital Gains
Subject to the PFIC rules described below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Rules
We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs.

taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
Australian Taxation
Australian stamp duty is not payable on transfers of shares that are quoted on the Australian Stock Exchange and registered in Australia. No Australian stamp duty is payable on the issue or transfer in the United States of an ADR for Lihir shares.
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
If a U.S. Holder is not a resident of PNG, the dividend (withholding) tax on the Holder’s ordinary shares will be a final PNG tax on that income, provided that the U.S. Holder does not carry on business through a permanent establishment in PNG. Assuming that the U.S. Depositary for the ADSs never becomes a resident of PNG, this will apply to the ordinary shares held by the Depositary on behalf of the ADR holders. Further distributions of the dividend income by the Depositary to the ADR holders who are themselves not resident in PNG will not be liable to any further PNG tax.
If a U.S. Holder is a resident of PNG, dividends paid by the Company on the ordinary shares held by that person and income received from the ADSs held by that person, will be assessable income in PNG and, after any allowable deductions are made, will be subject to income tax at the normal rates applicable to individuals and companies. A credit may be claimed for the dividend (withholding) tax which has already been paid.
If a U.S. holder is a natural person resident of PNG, dividends paid by the Company on the ordinary shares held by that person and income received from the ADS’s held by that person, will be exempt from income tax in PNG where the dividend paid has been subject to PNG dividend (withholding) tax. If a U.S. holder is a company resident of PNG or a superannuation fund resident of PNG, dividends paid by the Company on the ordinary shares held by that person and income received from the ADS’s held by that person, will be subject to income tax at normal rates of tax applicable to companies. However, the U.S. Holder will be entitled to a rebate of tax equal to the amount of tax payable on the net dividend income included in the U.S. Holder’s PNG taxable income. If the U.S. holder is a company, and the U.S. Holder pays a dividend to its shareholders, a credit may be claimed against the U.S. Holder’s obligation to deduct PNG dividend (withholding) tax on the dividend it pays, for the dividend (withholding) tax which has already been paid on the dividend received from the Company.
The sale of ordinary shares or ADSs may generate assessable income to certain U.S. Holders, such as banks, insurance companies and other persons or institutions in the business of investment, if such sale is carried out in PNG or if the business is carried on in PNG through a permanent establishment and the income earned is effectively connected with that permanent establishment. Any such income would be assessable (after any allowable deductions are made) at the ordinary rates applicable to individuals or companies.
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
No PNG stamp duty will be payable on the issue or stock market transfer of an ADS, provided that the ADS is registered on a register located outside PNG and the transfer is effected on that register.

F. Dividends and Paying Agents
Not applicable
G. Statement by Experts
Not applicable
H. Documents on Display
All Company documents are in English and may be inspected at the registered office in Port Moresby, PNG with the benefit of advance notice.
It is also possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549 and over the internet at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosure about Market Risk
A. Quantitative Information about Market Risk
Gold Commodity Price Risk
Market risks relating to the Company’s operations result primarily from changes in the market price for gold. See “Item 3. Key Information – D. Risk Factors – Lihir’s Results Are Dependent on Volatile Gold Prices”.
The following tables summarizes Lihir’s gold price hedging program as at December 31, 2006:
Put Options Bought

		Average	Put Revenue *[1]
Year	Ounces	Strike price	($ millions)
		($/Oz)
2007	76,000	315.00	23.9
2008	—	—	—
2009	—	—	—
2010	—	—	—
2011	13,000	375.00	4.9
2012	26,000	375.00	9.8
2013	26,000	375.00	9.8
Total	141,000	342.55	48.3

*[1]	Lihir has the option to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised by Lihir, if the spot price for gold is below the put price at the time this put option is due for delivery.

Call Options Sold

		Average	Call Revenue *[2]
Year	Ounces	Strike price	($ millions)
		($/Oz)
2007	76,000	307.00	23.3
2008	—	—	—
2009	—	—	—
2010	—	—	—
2011	13,000	375.00	4.9
2012	26,000	375.00	9.8
2013	26,000	375.00	9.8
Total	141,000	338.30	47.7

*[2]	Lihir can be called upon to sell the above ounces in the future years at the price corresponding to that year. Normally, these options would only be exercised against Lihir, if the spot price for gold is above the call price at the time the call option is due for delivery.
Forwards

		Average	Revenue
Year	Ounces	Strike price	($ millions)
		($/Oz)
2007	115,000	330.26	38.0
2008	145,000	327.12	47.4
2009*[3]	240,000	350.00	84.0
2010*[3]	240,000	350.00	84.0
2011*[3]	120,000	350.00	44.6
2012	—	—	—
2013	—	—	—
Total	860,000	346.51	298.0

*[3]	The gross price for the forwards in these years is $371.67. The price of $350.00 shown above is net of fees.
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

Hedging Valuations Summary

	As at Dec 31,	As at Dec 31,	As at Dec 31,
	2006	2005	2004
Prevailing spot price	$633.80	$517.38	$438.00
Minimum revenue from hedge programs	$356m	$424m	$639m
Revenue generated from same number of ounces at prevailing spot price	$634m	$625m	$843m
Out-of-the-money position	$332.8m	$263.2m	$233.6m
Fair value reserve	$355.5m	$304.6m	$232.2m
Revaluation (costs) / benefits relating to ineffective hedges	$(1.7m )	$(5.4m )	$8.6m
The minimum total revenue generated from these programs will be $356 million (2005: $424 million and 2004: $639 million). Revenue generated from the same number of ounces at the prevailing spot price at December 31, 2006, of $633.80 per ounce would be $634 million (2005: $625 million at $517.38 per ounce and 2004: $843 million at $438.00 per ounce).
On December 31, 2006, the estimated fair value of the total hedge program as determined by applying the valuations prepared by independent parties, Oakvale Pty Ltd in 2006 and 2005, NM Rothschild in 2004, based on the prevailing spot price of $633.80 (2005: $517.38, and 2004: $438.00), was $332.8 million out-of-the-money (2005: $263.2 million out-of-the-money, and 2004: $233.6 million out-of-the-money). At the spot price plus 10% ($697.18) the estimated fair value would be approximately $396 million out-of-the-money. Conversely at the spot price less 10% ($570.42) the estimated fair value would be $269 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.
Net profit for 2006 included revaluation costs relating to ineffective hedges of $1.7 million (2005: costs of $5.4 million, and 2004: revenue of $8.6 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2004 lease rates had declined near historical low levels. The cost has arisen due to lease rates continuing to rise in 2006 from the 2004 low levels.
The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At December 31, 2006, shareholder’s equity included a hedging fair value reserve of negative $355.5 million before tax (2005: negative $304.6 million, and 2004: negative $232.2 million).
Interest Rate and Exchange Rate Risk
The Company does not currently use financial instruments to hedge interest rate or exchange rate exposure.
At December 2006, the Company had $215.5 million outstanding on its gold loan and $30 million outstanding on its revolving credit facility. Gold lease rate swaps apply to the entire 480,000 ounce gold loan facility and entitle the Company to receive a floating rate allowance, used in the determination of the transaction price, in an exchange for an obligation to pay a fixed rate, where repayment occurs on a periodic basis. Interest applicable to the gold loan facility is paid in ounces and is valued at cost of sales.
The Company’s interest expenses on its derivatives swaps are sensitive to changes in the London Inter-Bank Offered Rate (“LIBOR”), as these swaps bear a LIBOR based interest rate.
The net potential gain to the Company, over one year that would result from a hypothetical, instantaneous and favourable change in 100 basis points increase in the interest rates of all variable financial assets, and liabilities on December 31, 2006 would be approximately $3.0 million for a full year impact. Excluding the cash on deposit component in the calculation, the net interest rate exposure would equate to a potential net loss in earnings of $2.9 million.
The Company’s functional currency is the US dollar but some transactions are denominated in Australian dollars and Kina. By way of illustration of the sensitivity of exchange rates on such transactions, a 10% unfavourable change in the Australian to US dollar exchange rate would have an adverse effect of approximately $6 million on earnings after tax. Similarly, a 10% unfavourable change in the Kina to US dollar exchange rate would have an adverse effect of $5 million on earnings after tax.
B. Qualitative Information about Market Risk
Market risks relating to the Company’s operations result primarily from changes in the market price for gold and changes in interest rates. The Company does not use derivative securities or other financial instruments for trading purposes, and is not party to any leveraged derivatives.

To reduce the risk related to the decrease in the market price of gold, the Company has entered into hedging transactions, which include put options, spot deferred and forward sales covering a portion of its gold production and fixed future prices. The Company assesses the exposure that may result from a hedging transaction prior to entering into commitment, and only enters into transactions that it believes accurately hedge the underlying risk and could be safely held to maturity. The Company regularly reviews its unrealized gains and losses on hedging transactions. The Company is also required by its obligations under the Syndicated Facility Agreement, to hedge against decreases in the market price of gold in order to maintain minimum revenue amounts on a portion of its gold production. For a qualitative discussion of the Company’s hedging strategies, see “Item 5. Operating and Financial Review and Prospects – Operating Results – Revenues – Hedging”.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and use of Proceeds
None.
Item 15. Controls and Procedures
A. Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2006. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.
C. Attestation Report of the registered public accounting firm
Refer to page F-A1 to F-A3.
D. Changes in internal control over financial reporting
There have been no changes in the Company’s internal controls over financial reporting that have occurred since January 1, 2006, which have materially affected, or are reasonably likely to materially affect Lihir’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
The Company’s board determined that it has an audit committee financial expert serving on its audit committee with the appointment of Mr Bruce Brook as a non-executive director and audit committee chairman on December 4, 2005. Mr Brook is independent as that term is defined by Nasdaq Marketplace Rules 4200 and 4350.
Although the board has determined that Mr Brook has the requisite attributes defined under the rules of the U.S. Securities and Exchange Commission (“SEC”), his responsibilities are the same as those of the other audit committee members. He is not acting as an auditor or an accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for assisting the board in fulfilling its responsibilities associated with the preparation and independent audit of the Company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function. The audit committee relies on the information provided by management and the internal and external auditors. The audit committee does not have the duty to plan or conduct audits to determine that Lihir’s financial statements and disclosures are complete and accurate. These are the responsibility of management and the internal and external auditors.
Item 16B. Code of Ethics
The Company has adopted policies and procedures which bind all employees, including the Chief Executive Officer, the Chief Financial Officer and the principal accounting officer in the interaction with each other and other parties. The Board and the Company’s employees are expected to maintain the highest level of corporate and personal behavior. A revised code of conduct is being adopted. It is supported by detailed policies and certain aspects are elevated to form part of employee’s contracts of employment. The values underpinning all Company policies and procedures are:
•	full fair and accurate timely disclosure in all reports and documents including all public communications;

•	commitment to a work environment where the health, safety and well-being of employees, contractors, visitors and other parties affected by the Company’s operations are paramount;

•	compliance with all laws, regulations and other requirements relating to all aspects of business and personal conduct within PNG and the countries with which the Company interacts;

•	integrity, honesty, transparency and respect in all interactions (whether internal or with groups outside the Company) including with Lihirian and other representative groups in relation to issues important to the community;

•	excellence in the management of environmental responsibilities to ensure minimisation of any adverse effects on the environment or impact on the local community;

•	adoption of the highest standards of business administration, accountability and corporate governance, including the ethical use of all Company resources, funds, equipment, information and time;

•	fairness, within the framework of commitments to local community groups, to potential and existing employees in all areas of recruitment, training and administration of employee benefits;

•	initiative and personal commitment by all employees, contractors and agents working on behalf of the Company, to the highest standards of work performance and the effective achievement of Company objectives; and

•	accountability and willingness to take responsibility.
The code of conduct, associated guidelines and detailed policies and procedures are made available to all personnel on joining the Company. Breaches of the Company’s policies or values may be reported using the Company’s whistleblower programme. The whistleblower programme is administered by an independent, specialist service provider and, if requested, the identity of persons who make contact is kept confidential. A report is provided to the Audit Committee of all contacts made to the whistleblower service provider. Matters of significance are required to be reported to the Chairman of the Audit Committee as soon as they are raised.
A copy of the Code of Ethics adopted by the Company is available to any person free of charge upon written request. Requests should be directed to Mr Stuart MacKenzie, Group Secretary, Lihir Gold Limited, GPO Box 905, Brisbane QLD 4001, Australia. Fax: +61 7 3318 9203.
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
In addition, the committee must pre-approve any and all non-audit related work which may be undertaken by the external auditors and will not approve provision of any services which may give rise to any conflict of interest. The external auditor is required to submit to the committee, on a periodic basis and not less than annually, a formal written statement (consistent with U.S. Independence Standards Board Standard No. 1) delineating all relationships between the auditors and the Company and all work completed by the auditor (including in particular any non-audit services), reporting on the levels of audit and non-audit fees and confirming that the auditor has satisfied all professional regulations relating to auditor independence.
The following lists the services which PricewaterhouseCoopers has provided to Lihir and its subsidiaries.

	2006 Fees	2005 Fees	2004 Fees
Services provided	$000	$000	$000
Audit fees	455	354	262
Audit-related fees	112	111	103
Tax fees	79	129	27
Audit fees include fees for audit or review services provided in accordance with generally accepted auditing standards plus services that generally only the client’s auditor can reasonably provide, such as:
•	comfort letters;

•	statutory audits;

•	attest services;

•	consents; and

•	assistance with and review of documents filed with the SEC.
Audit-related fees include fees for assurance and related services that are traditionally performed by the audit firm. These services, the nature of which are required to be disclosed, would include, among others:
•	employee benefit plan audits;

•	due diligence related to mergers and acquisitions;

•	accounting assistance and audits in connection with proposed or consummated acquisitions;

•	internal control reviews; and

•	consultations concerning financial accounting and reporting standards.
Tax fees generally include fees for all services that are performed by professional tax staff employed by the audit firm for the Company and its subsidiaries and include:
•	tax compliance services, including the preparation of original and amended tax returns;

•	tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities; and

•	tax planning services.
Item 16D. Exceptions from Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by Issuer and Affiliates
None.
PART III
Item 17. Financial Statements
Not applicable
Item 18. Financial Statements
See pages F-A1 through F-44 included herein.

Glossary of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors. The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation” or “CCD”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	In resource/reserve estimation, the lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculant”	An additive introduced to promote aggregation in a solution.

“Flotation”	The process of concentrating ground mineral particles by attaching them to air bubbles in a slurry using chemical reagents and recovering the mineralized froth generated by aeration

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapors emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure – an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a resource for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000 — 2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulfide

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore

“Stripping”	The process of removing overburden or waste to expose ore

In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste :
“Stripping ratio”	tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

“Underground Mine”	Mining of an ore body beneath the earths surface where ore is recovered using trucks via a portal or hoisted via a shaft
Conversion Table
Units of Measure

“US$/ oz. Gold”	US dollars per troy ounce of gold
“US$/ t ore”	US dollars per tonne of ore
“C”	Degrees Celsius
“g Au/t”	Grams of gold per tonne
“ha”	Hectares
“kg”	Kilograms
“kg Au/t”	Kilograms of gold per tonne
“kPa”	kilo Pascals
“kt”	kilo tonnes
“m2”	Square meters
“m3”	Cubic meters
“mtpy”	Million tonnes per year
“t/d”	Tonnes per day
“t/h”	Tonnes per hour
Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9
“1 cubic meter”	35.314 cubic feet
“1 gram”	0.03215 troy ounces
“1 gram Au/tonne”	0.02917 troy ounces gold/short ton
“1 hectare”	2.471 acres
“1 kilogram”	2.205 pounds
“1 kilometer”	0.62 statute miles
“1 kilopascal”	0.145 pounds per square inch
“1 kilo tonne”	1102.31 short tons
“1 meter”	3.281 feet
“1 millimeter”	0.039 inches
“1 square kilometer”	0.3861 square miles
“1 square meter”	10.764 square feet
“1 tonne”	1.1023 short tons

FINANCIAL STATEMENTS
LIHIR GOLD LIMITED
Audited Financial Statements

PricewaterhouseCoopers
ABN 52 780 433 757

6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
Report of Independent Registered Public Accounting Firm
To The Board of Directors and Shareholders of Lihir
Gold Limited
We have completed an integrated audit of Lihir Gold Limited’s 2006 consolidated financial statements and financial statement schedule of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries at December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards (IFRS), as adopted by the Accounting Standards Board (ASB). In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

– F-A1 –

IFRS, as adopted by the ASB vary in certain significant respects from accounting policies generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15B, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

– F-A2 –

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Port Moresby, Papua New Guinea
April 13, 2007

– F-A3 –

LIHIR GOLD LIMITED
CONSOLIDATED INCOME STATEMENTS
Year ended December 31, 2006, 2005 & 2004

		2006	2005	2004
	Note	$ 000	$ 000	$ 000
Sales revenue		307,744	225,200	221,465
Gold lease rate fees		2,765	5,016	4,595
Fair value losses		(1,682)	(5,390)	8,608
Other revenue		1,627	45	—

Total revenue	6	310,454	224,871	234,668

Operating expenses
Mining expenses		(107,551)	(95,304)	(89,687)
Exploration expenses		(5,976)	(6,198)	(5,306)
Processing costs		(47,875)	(41,654)	(41,524)
Power generation costs		(27,000)	(27,413)	(29,237)
General and administrative costs		(66,618)	(57,884)	(53,103)
Refining, royalty and management fees		(12,972)	(6,813)	(7,144)
Deferred mining costs		56,349	25,048	37,865
Costs deferred and transferred to inventories		19,395	39,208	3,557
Impairment reversal: Mine properties and deferred mining costs		—	—	205,723
Economic grade stockpile value recognised/(impaired)
Impairment reversal/(charge): Economic grade stockpile		—	—	90,200
Depreciation and amortisation		(37,444)	(35,757)	(32,929)

Total operating (expenses)/Income	6	(229,692)	(206,767)	78,415

Operating profit		80,762	18,104	313,083

Interest income		1,436	1,221	3,512
Finance costs	6	(6,229)	(3,588)	(2,110)

Profit from ordinary activities before taxation		75,969	15,737	314,485

Income tax (expense)/Benefit	9	(22,132)	(5,949)	14,736

Net profit from ordinary activities after taxation		53,837	9,788	329,221

Earnings per share	29
- Basic (cents/share)		4.2	0.8	25.6
- Diluted (cents/share)		4.2	0.8	25.6
See accompanying notes to consolidated financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED BALANCE SHEETS
As At December 31, 2006 and 2005

			2006	2005
	Note		$ 000	$ 000
ASSETS

CURRENT ASSETS
Cash and cash equivalents	7		47,032	127,836
Derivative financial instruments	10		269	543
Inventories	11		75,295	81,712
Receivables	12		4,641	5,347
Prepayments			5,514	3,696

Total current assets			132,751	219,134

NON-CURRENT ASSETS
Derivative financial instruments	10		2,419	4,236
Inventories	11		141,730	115,494
Receivables	12		400	476
Deferred mining costs	13		148,330	91,981
Mine properties	14		951,201	800,346
Available-for-sale financial assets	15		33,001	—
Deferred income tax	9		86,226	87,739

Total non-current assets			1,363,307	1,100,272

Total assets			1,496,058	1,319,406

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Derivative financial instruments	10		61,537	40,793
Accounts payable	16		46,567	34,691
Provisions	17		6,427	5,349
Current tax liability			320	—
Borrowings	18		62,535	—

Total current liabilities			177,386	80,833

NON-CURRENT LIABILITIES
Derivative financial instruments	10		273,954	227,157
Provisions	17		14,261	12,424
Borrowings	18		218,580	215,520

Total non-current liabilities			506,795	455,101

Total liabilities			684,181	535,934

SHAREHOLDERS’ EQUITY
Share capital	19		1,027,069	1,027,504
Reserves	20	(a)	(250,689)	(225,692)
Accumulated profits/(losses)	20	(b)	35,497	(18,340)

Total shareholders’ equity			811,877	783,472

Total liabilities and shareholders’ equity			1,496,058	1,319,406

See accompanying notes to consolidated financial statements.

LIHIR GOLD LIMITED
STATEMENTS OF CHANGES IN EQUITY
Year ended December 31, 2006, 2005 & 2004

			2006	2005	2004
			$ 000	$ 000	$ 000
Total equity at the beginning of the financial year			783,472	837,223	461,391

Profit for the year	20	(b)	53,837	9,788	329,221
Issue of share capital			—	—	2,286
Share issue transaction costs			—	—	(70)
Shares reclassified as treasury shares	19		(435)	—	—
Changes in the hedging reserve — cash flow hedges (net of tax)	20	(a)	(30,431)	(63,539)	44,395
Fair value reserve	20	(a)	17	—	—
Employee share rights (net of tax)	20	(a)	5,421	—	—
Exchange difference on translation of foreign operations	20	(a)	(4)	—	—

Total equity at the end of the financial year			811,877	783,472	837,223

See accompanying notes to consolidated financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, 2006, 2005 & 2004

		2006	2005	2004
	Note	$ 000	$ 000	$ 000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers		329,235	243,704	248,391
Cash payments for consumables and supplies		(122,724)	(107,551)	(109,223)
Cash payments for services		(50,437)	(42,428)	(39,159)
Cash payments in relation to employees		(37,492)	(32,712)	(27,022)
Cash payments for mining activities		(9,123)	(10,370)	(14,262)
Cash payments for processing activities		(2,055)	(2,775)	(3,421)
Cash payments for power generation		(662)	(1,273)	(1,397)
Cash payments for other operating activities		(46,212)	(36,392)	(25,741)
Interest received		1,436	1,882	3,512
Interest and finance charges paid to third parties		(3,276)	(2,543)	(1,327)

Net cash flow from operating activities	8	58,690	9,542	30,351

CASH FLOWS FROM FINANCING ACTIVITIES

Drawdown of term debt		65,595	245,520	—
Repayment of term debt		—	(49,509)	(14,039)
Hedge book restructure and fees		—	(62,200)	—
Payment for treasury shares		(418)	—	—
Issuance of ordinary shares		—	—	2,286
Share issue transaction costs		—	—	(70)

Net cash flow from financing activities		65,177	133,811	(11,823)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property plant and equipment		(170,756)	(99,492)	(87,663)
Proceeds on disposal of fixed assets		92	416	64
Payments for investments		(34,007)	—	—

Net cash flow from investing activities		(204,671)	(99,076)	(87,599)

Net increase/(decrease) in cash held		(80,804)	44,277	(69,071)

Cash and cash equivalents at beginning of year		127,836	83,559	152,630
Net increase/(decrease) in cash held		(80,804)	44,277	(69,071)

Cash and cash equivalents at end of year	7	47,032	127,836	83,559

See accompanying notes to consolidated financial statements.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
These financial statements are presented in accordance with the Papua New Guinea Companies Act, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the ASB.
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

The consolidated financial statements of Lihir Gold Limited (“the Company”) include the accounts of the Company and its majority owned subsidiaries (“the Group”). Subsidiary undertakings, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

(ii)	Exploration and evaluation expenditure

The Company charges exploration and evaluation costs against earnings as incurred.

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

No amortisation is provided in respect of development properties until they are reclassified as “Mine Properties”, following the commencement of commercial production. For the years ended December 31 2006, 2005 and 2004 the Company has had no properties in the development stage.

Upon commencement of commercial production, costs incurred in removing overburden and other waste material are classified as deferred mining costs. Details of the accounting policy are outlined in note 1 (vi).

(iv)	Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Company in relation to areas of interest in which mining of a mineral reserve has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production upon extraction of saleable materials, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

The cost of each asset is depreciated or amortised over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit..

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

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively.

(v)	Determination of ore reserves and remaining mine life

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, deferred mining costs, rehabilitation and environmental expenditure.

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

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation is accounted for prospectively.

(vi)	Deferred mining costs

The Company’s mining operations at Lihir Island comprise a single mine with three contiguous open pits to extract ore from a single orebody. In conducting these mining operations it is necessary to remove overburden and other waste materials to access the orebody. The costs of removing waste materials are referred to as “stripping costs”.

During the initial development of a mine, stripping costs would be capitalized as development costs. Capitalization of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalized development costs begins. Depreciation is calculated on a units-of-production basis over the life of the mine. The development stage is also referred to as preproduction. In the case of the mine at Lihir Island, the preproduction phase ceased in 1997 when commercial production commenced.

Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the income statement on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined.

As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalized and deferred for recognition in the income statement during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalized stripping costs is charged to the income statement.

In this way, stripping costs expensed in the income statement should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively.

Capitalized production stripping costs are classified as “Deferred Mining Costs”. Capitalized development stripping costs would be reflected in “Deferred Expenditure” within “Mine Properties”.

The Company applied the transitional provisions in EITF 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” for the fiscal year beginning on January 1, 2006 in order to conform with the consensus. This resulted in a GAAP difference between IFRS and US GAAP; please refer to further discussion at Note 34.

(vii)	Capitalisation of financing costs

Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These costs are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves.

For the year ended December 31, 2006 an amount of $0.7 million was capitalised (2005: $1.8 million; 2004: nil). This capitalisation relates to the gold loan drawn down (refer note 18) to the extent that the funds are applied to the construction of the flotation plant.

(viii)	Mine buildings, plant and equipment

Mine buildings, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company’s asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals).

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

Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. Based on the 2004 ore reserve statement less depletion to date, the remaining life of mine is expected to be approximately 35 years with processing of economic grade ore being completed in 2041. Assets which have an estimated useful life that is shorter than the 35 year total production period are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Company’s mining fleet, equipment and other similar assets. Certain assets, such as the Company’s processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

	Percentage
	depreciated	Percentage
	as	depreciated
Fixed asset classification	units-of-use	as straight line
Deferred expenditure	100%	—
Land & buildings	100%	—
Plant & equipment	85%	15%
Total average	90%	10%
The classification of “Land and Buildings” does not include freehold land as depreciable assets. As at December 31, 2006, the Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred.

While it is expected that the Company will cease extracting ore at the end of the “mining” period in approximately 2021, it will continue to process stockpiled ore during the processing period until the end of the mine’s life in approximately 2042. Further, the Company’s annual impairment assessment of its long-lived assets, takes into consideration the expected change in activities between the mining and processing periods and the impact on net cash inflows during this period. At December 31 2005 the present value of net cash inflows estimated for the entire life of the mine did not indicate any impairment (refer note (x)).

Assets depreciated using the straight-line method are depreciated over their useful life ranging from 3 - 10 years depending on the nature of the asset. The lives of major assets are reviewed annually.

(ix)	Inventories

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

As a result of the landslide that occurred on October 9, 2005, 38,079 ounces held within non-current ore stockpiles were expensed at cost in 2005.

Depreciation and amortisation of assets specifically used in the extraction of ore is allocated to either stockpiles and deferred mining costs based on depreciation costs per tonne. Depreciation, depletion and amortization costs are allocated to economic grade stockpiles (EGS) on a contained gold pro-rata basis in the year the EGS material is placed on the stockpile. The EGS is tested for impairment by applying a net realisable value test in accordance with IAS 2 and the lower of cost and market principle under US GAAP. At December 31, 2006 no impairment of EGS was considered necessary. For production processes, depreciation and amortisation of assets specifically used in the processing of ore are allocated to work in progress and finished goods inventory based upon depreciation costs per contained ounces of ore produced for the period.

(x)	Impairment of assets

In accordance with IAS 36 “Impairment of Assets”, mine properties and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that will exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company applies the cost model in the measurement and subsequent re-measurement of its mine buildings, plant and equipment and therefore does not apply the revaluation model to any of these assets. This means that all long-lived assets, which include deferred mining costs disclosed at Note 13 and mine properties (being buildings, plant and equipment, deferred expenditure and rehabilitation asset costs) as disclosed in Note 14 are carried at cost less any accumulated depreciation and any accumulated impairment losses, or impairment reversal. The reversal of any previous impairments is only permitted to the extent of the written down value that would have been recorded, had there been no impairment.

In 1999 and 2000, impairment losses of $357.4 million were recognized (as detailed below) as the recoverable amount of the Company’s cash generating unit (consisting of mining properties and deferred mining costs) was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows with primary assumptions detailed below.

	Long Term Gold Price	Discount Rate	Impairment/(Reversal)
Year	$oz	%	$ million
1999	$325	7%	$236.8
2000	$300	6%	$120.6
2001	$280	6%	$0
2002	$305	7%	($37.9)
2003	$340	7%	($31.1)
2004	$380	7%	($205.7)
2005	$425	7%	$0
2006	$500	7%	$0
In 2001, after applying the primary assumptions detailed no further impairment was required.

In 2004, 2003 and 2002, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, impairment reversals were credited to the income statement in accordance with IAS 36, based on the primary assumption detailed. In 2004, all previous remaining asset impairments were fully reversed to the extent allowed by IAS 36.

In 2005 and 2006, having applied the same principles as prior years and revisiting critical assumptions, neither impairment reversal nor impairment loss was required to be recognised in accordance with IAS 36.

The gold price assumption used by the Company is determined after consideration of numerous factors, including the current spot price of gold, recent trends in gold prices, views of price drivers and the market sentiments on gold prices including long-term gold price assumptions used by peers that report mid-year. The Company also benchmarks the long-term gold price estimate against other companies in the industry and a global gold price survey of gold companies issued in mid-December 2006. Recent gold price averages over 2-3 years were also considered.

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

The following is a summary of factors considered:

	2006	2005		2004
Average spot price for the month of December	$630	$510		$442
Year-end spot price for December 31	$634	$517		$435
3 year weighted average	$486	$422		$384
Bank/Analyst long-term forecasts	$535	$424	(Nov-Dec)	$358	(Oct)
Global Gold Price Survey	$515	$425		$375
Rising trend for the last four years	+95%	+65%		+47%
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

The key change to the Company’s critical assumptions in 2006 was a revision to the gold price to $475/oz. This represents a $50/oz increase on the Company’s 2005 assumptions, and an $95/oz increase on the Company’s 2004 assumptions.

The ore reserves used in the Company’s impairment calculations for 2006 are based on the Company’s December 31 2004 reserves statement less depletion, which confirms proved and probable reserves of 17.5 million ounces (2005: 17.5 million ounces). A revised reserve statement was published in January 2007 (refer to note 33).

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

The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.05% (2005: 6.2%, 2004: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

When the liability is initially recorded a corresponding asset, which represents future economic benefits, is raised.

The unwinding of the effect of discounting the provision is recorded as a finance cost in the income statement. The carrying amount capitalised is amortised using the units of production method.

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

Penalties paid for early settlement of leases are expensed.

(xiii)	Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is evidence that the Company may not be able to collect all amounts due according to the original terms of receivables.

(xiv)	Investments

The Group investments comprise marketable equity securities. The Group classifies its investments as available-for-sale financial assets. They are included in non-current assets unless management intends to dispose of the investment within 12 months of balance sheet date.

Investments are initially recognized at fair value plus transaction costs. Changes in the fair value of monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

The fair values of quoted securities are based on current bid prices. The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the loss – measured as the difference between the acquisition cost and the current fair value, is removed from equity and recognized in the income statement.

(xv)	Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. In compliance with the provisions of IAS 39, the gold loan (note 18) is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment will be by physical delivery of gold ounces.

(xvi)	Accounting for derivative financial instruments and hedging activities

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

Derivatives that are designated against future production qualify as cash flow hedges and are deemed highly effective. Changes in the fair value of these derivatives are recognised in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods during which the hedged gold sales affect the income statement.

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

The Company only sells refined product and spot sales are not based on any provisional terms and do not contain any embedded derivatives. The Company’s forward contracts (derivatives) are accounted for as cash flow hedges in accordance with IAS 39.

While the Company has a fixed schedule of deliveries designated for its forward contracts, the Company is sometimes able to roll-over these contracts with its hedging counterparties, subject to normal credit approvals. As cash flow hedges, any subsequent changes in the fair value are effective are deferred through Other Comprehensive Income (“OCI”). The amounts deferred in OCI are recognized when the forecasted delivery occurs. There is no direct cash cost associated with a rollover, rather it is the strike price (negotiated to include a usually insignificant cost component) for the contract, that increases.

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

Forward contract prices are not directly used in the Company’s reserve determination.

(xvii)	Share capital

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

(xviii)	Share based payments

The Group makes equity-settled share-based payments only. There are two types of share-based payments provided by the Group:
• The Executive Share Plan, which provides benefits to the executives of the company; and

• Share issues made to local landowners through Mineral Resources Lihir Limited (MRL).
The Group provides benefits to employees in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions).

The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted.

The fair value of share rights granted under the Executive Share Plan is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period.

The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right.

The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the company, individual performance hurdles). Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognized each period takes into account the most recent estimate.

The amount recognizable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions.

The Group also issues shares under the 2003 Heads of Agreement (“Agreement”) between the Company and MRL (representing the equity held for the local landowners). These shares are to be potentially issued to MRL and relate to payment for the uninterrupted right to mine under the mining lease. An alternative additional local royalty arrangement is also being considered.

The fair value of any shares issued to MRL under the Agreement is recognised as an intangible asset with a corresponding increase in equity. The fair value is measured at the date the liability to issue the shares arose. The asset is amortised over the life of mine reserves using a units-of-production method.

(xix)	Revenue recognition

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

Aside from contracts transacted as deliveries into hedge commitments the Company has 4 counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Company no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Company’s sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.

The Company does not use any estimates nor apply any assumptions in recognising revenue, nor does the Company’s sales arrangements contain any provisional pricing.

(xx)	Interest Income

Interest income is recognised on a time proportion basis using the effective interest rate method.

(xxi)	Cash and cash equivalents

For the purpose of the statement of cash flows and balance sheet, cash includes:

(a) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(b) investments in money market instruments with less than 90 days to maturity from the date of acquisition.
(xxii)	Employee benefits

The amounts expected to be paid to employees for their pro-rata entitlement to annual and sick leave are accrued annually and measured at the amounts expected to be paid when the liabilities are settled having regard to period of service and statutory obligations. Long-service leave entitlements are determined in accordance with the requirements for other long-term employee benefits.

The Company contributes a portion of the employee’s salary package to defined contribution plans for its employees of the employee’s individual selection for expatriate employees and the PNG NASFUND for PNG national employees. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

(xxiii)	Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(xxiv)	Dividends

Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s directors.

(xxv)	Income tax

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

(xxvi)	Foreign currency translation

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

Where a foreign operation has a functional currency other than US dollars, the results and financial position of the foreign operation are translated as follows:
(a)	assets and liabilities are translated at the closing rate at the date of the balance sheet;

(b)	income and expenses are translated at exchange rates at the date of the transactions;

(c)	all resulting exchange differences are recognized as a separate component of equity.
(xxvii)	Segment reporting

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

(xxviii)	Comparative figures

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

(xxix)	Rounding of amounts

The Financial Statements have been rounded to the nearest thousand dollars.

(xxx)	Significant risks and uncertainties

The Lihir mine is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated March 17, 1995 (the “Mining Development Contract”) with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir mine. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir mine.

(xxxi)	Critical accounting estimates and judgments

The preparation of Financial Statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

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

Key estimates and assumptions made in the preparation of these financial statements are described below:

Recoverability of long-lived assets

As set out in note 1 (x) certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of ore reserves. A 10% increase or decrease to the long-term gold price used of $500 may impact the carrying value of long-lived assets should there not be an expected similar decrease in the costs of inputs to the process, either through a reduction in input prices or management corrective action. An increase in the discount rate to 8% may have a similar effect on the carrying value of long-lived assets. In addition, cash flows are projected over the life of mine, which is based on proved and probable ore reserves. Estimates of ore reserves in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on ore reserves, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.

Recoverability of non-current ore stockpiles

As set out in note 1 (ix) and note 10 certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. A 10% decrease in the spot price of gold, or to the future cost to complete, will not have any effect on the carrying value of non-current ore stockpiles.

Provision for restoration and rehabilitation obligations

As set out in note 1 (xi) and note 17(c) certain assumptions are required to be made in determining the amount the Company is expected to incur to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $1.1 million increase in the liability and in the carrying value of assets. An increase in the discount rate to 7.05% will result in a $1.9 million decrease in the liability and in the carrying value of assets.

Recoverability of deferred tax assets See note 1 (xxv) and note 9 for key assumptions.

As noted above, judgments are made in designing and applying the Company’s accounting policies, including the above policies and the policy for deferred mining costs, described in note 1 (vi). Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgment that warrant separate disclosure.
NOTE 2: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS
Certain new accounting standards and IFRIC interpretations have been published that are not mandatory for the December 31 2006 reporting period. The group is currently considering the impact of the following new and revised standards:

(i)	In August 2005, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard (“IFRS”) 7 “Financial Instruments: Disclosures”. IFRS 7 revises and enhances IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and IAS 32 “Financial Instruments; Disclosures and Presentation”. IFRS 7 is applicable to annual periods beginning on or after January 1, 2007. The group has not elected to early adopt IFRS 7.

(ii)	In November 2006, the IASB issued IFRS 8 “Operating Segments”. IFRS 8 replaces IAS 14 “Segment Reporting” and aligns segment reporting with the requirements of Statement of Financial Accounting Standard (SFAS) 131. IFRS 8 is applicable to annual periods beginning on or after January 1, 2009. The group has not elected to early adopt IFRS 8.
NOTE 3: SPECIAL MINING LEASE
The Special Mining Lease was issued on March 17, 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.
NOTE 4: REQUIREMENTS REGARDING CASH RESERVES
The Papua New Guinea Central Bank regulations (Foreign Exchange and Gold) generally require PNG companies to hold all cash reserves in Kina. Prior approval of the Bank of Papua New Guinea is required to convert funds from Kina into other currencies.
Under the Mining Development Contract however, the Company has permission to retain funds in foreign currencies to meet its obligations.
NOTE 5: DIVIDEND RESTRICTIONS
The Syndicated Facilities Agreement signed on September 15, 2005 permits the payment of dividends and other distributions only if certain conditions are met. The Company may generally at any time prior to the next calculation date (June 30 and December 31, each year with the first Calculation Date being December 31, 2007 as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Agreement.
The banks and the hedge providers have the benefit of charges and mortgages over the assets of the Company.
Undertakings given by the Company included:

•	compliance with the 1998 World Bank Environmental Health and Safety Guidelines;

•	providing the Facility Agent and the Independent Engineer each year with the annual life of mine plan and a certificate detailing the debt service cover ratio and the loan life cover ratio for the relevant period; and

•	a restriction on committing to forward sales or derivative hedging instruments which would create a commitment of more than (i) 10% of its proven and probable reserves, and (ii) 80% of its annual exposure to foreign exchange and interest rate market risks.
In addition to the normal default provisions relating to the non payment, financial distress, misrepresentation, cross-default and breach of undertakings, the SFA includes default provisions covering material adverse change, expropriation, political risk events, certain exchange control impositions and loss of political risk insurance. Further, it will be an event of default if at any December 31 or June 30 in any year, the debt service cover ratio for the previous 12 months is less than 1.1:1 or the loan life cover ratio is less than 1.2:1 and the Company does not remedy the breach within 30 days.
If an event of default is continuing, the Facility Agent acting on the consent of a majority of the banks (being banks whose revolving credit facility (RCF) commitments exceed 66% of total RFC commitments) may cancel the RCF commitment and accelerate redelivery of all gold outstanding and the repayment of cash advances under the RCF.

NOTE 6: OPERATING PROFIT

	2006	2005	2004
	$ 000	$ 000	$ 000
Operating profit before taxation has been determined after crediting / (charging):

SALES AND OTHER REVENUE
Gold sales at spot	384,363	263,919	245,397
Realisation of hedging instruments	(59,486)	(25,233)	(6,764)
Gold lease rate fees	2,765	5,016	4,595
Fair value losses	(1,682)	(5,390)	8,608
Realisation of deferred hedging income	661	661	661
Realisation of deferred hedging costs	(17,794)	(14,147)	(17,829)
Other revenue	1,627	45	—

Total revenue	310,454	224,871	234,668

OPERATING EXPENSES
Refining and related costs	(928)	(751)	(780)
Royalties on sales	(6,356)	(4,862)	(4,864)
Management fees	—	(1,125)	(1,500)
Operating consumables	(124,087)	(108,914)	(103,542)
Contracted services	(53,953)	(45,944)	(43,729)
Staff costs	(42,350)	(33,523)	(27,561)
Mining levy	(3,020)	(6,389)	(8,461)
Insurance	(6,297)	(4,744)	(5,221)
Air travel	(4,979)	(4,896)	(4,419)
Operating lease rentals	(1,387)	(687)	(2,015)
Consultants	(7,209)	(5,262)	(3,883)
Donations and community assistance	(8,257)	(5,370)	(3,636)
Net foreign exchange gains / (losses)	(1,212)	1,358	(5,900)
Provisions for stores stock obsolescence	(817)	(982)	(963)
Provision for doubtful debts	(366)	(354)	(389)
Deferred mining costs	56,349	25,048	37,865
Costs deferred and transferred to inventories	19,395	42,128	3,557
Inventory write-off: Economic grade stockpile	—	(2,920)	—
Impairment reversal: Mine properties and deferred mining costs	—	—	205,723
Impairment reversal/(charge) Economic grade stockpile	—	—	90,200
Profit/(loss) on disposal of assets	61	(2,492)	—
Other expenses	(6,835)	(10,329)	(9,138)
Depreciation and amortisation mine properties	(37,444)	(35,757)	(32,929)

Total operating expenses	(229,692)	(206,767)	78,415

FINANCE COSTS
Interest expense on gold loan	(1,526)	(438)	3,512
Non-cash interest expense on rehabilitation	(671)	(608)	—
Other finance costs	(4,032)	(2,542)	(2,110)

Total finance costs	(6,229)	(3,588)	1,402

NOTE 7: CASH AND CASH EQUIVALENTS

	2006	2005
	$ 000	$ 000
Cash at bank and on hand	21,408	2,596
Short term deposits with financial institutions	25,624	125,240

	47,032	127,836

At December 31 2006 the effective interest rate on short-term deposits was 5.19% (2005: 4.27%). These deposits have an average maturity of 1 day (2005: 20 days).
NOTE 8: NET CASH FLOW FROM OPERATING ACTIVITIES

	2006	2005	2004
	$ 000	$ 000	$ 000
Reconciliation of cash flow from operating activities to operating profit after tax

Operating profit after tax	53,837	9,788	329,221
Add back non-cash items:
Depreciation and amortization	37,444	35,757	32,929
Fair value losses	1,682	5,390	(8,608)
Impairment reversal – mine properties and deferred mining costs	—	—	(205,723)
Impairment (reversal)/charge – economic grade stockpiles	—	—	(90,200)
Amortisation of deferred hedging income	(661)	(661)	(661)
Amortisation of deferred hedging costs	17,795	14,147	17,829
Provision for doubtful debts	366	354	389
(Profit)/loss on disposal of assets	(61)	2,492	(49)
Increase in deferred mining non-cash	(6,668)	(3,297)	(3,115)
Change in operating assets and liabilities:
Increase/(decrease) in provision for income taxes payable	340	—	—
Increase/(decrease) in provision for deferred income tax	21,792	5,949	(14,736)
(Increase)/decrease in debtors and prepayments	131	689	1,187
Increase in inventories	(19,819)	(46,762)	(3,236)
Increase in deferred mining costs cash	(49,681)	(21,751)	(34,750)
Increase/(decrease) in creditors	(722)	5,029	8,504
Increase in provisions	2,915	2,418	1,370

Net cash flow from operating activities	58,690	9,542	30,351

NOTE 9: INCOME TAX
Income tax expense for the year has been calculated as follows:

	2006	2005	2004
	$ 000	$ 000	$ 000
INCOME TAX EXPENSE
Current tax	311	1,295	(111,412)
Under / (over) provided in prior years	29	—	—

	340	1,295	(111,412)

Deferred tax	23,327	4,654	96,676
Under / (over) provided in prior years	(1,535)	—	—

	21,792	4,654	96,676

Total income tax expense	22,132	5,949	(14,736)

The tax on the Company’s profit before tax differs from the prima facie amount that would arise using the tax rate applicable to profits of the Company as follows:

Profit before tax	75,969	15,737	314,485

Prima facie income tax expense on operating profit at 30%	22,791	4,721	94,345
Tax effect of amounts which are not deductible (taxable) in calculating taxable income
- Expenses not deductible for tax purposes	922	8	2,391
- Section 72A double deductions	(75)	(75)	(60)

	23,638	4,654	96,676

Recognition of previously unrecognized deferred tax asset	—	—	(111,412)
Under (over) provided in prior years	(1,506)	1,295	—

Tax expense / (benefit)	22,132	5,949	(14,736)

	2006	2005
	$ 000	$ 000
DEFERRED INCOME TAX
Deferred tax assets:
- Deferred tax asset to be recovered within 12 months	20,658	14,268
- Deferred tax asset to be recovered after more than 12 months	152,476	138,580

	173,134	152,848

Deferred tax liabilities:
- Deferred tax liabilities to be recovered within 12 months	(2,581)	(6,538)
- Deferred tax liabilities to be recovered after more than 12 months	(84,327)	(58,571)

	(86,908)	(65,109)

Balance at beginning of year	87,739	84,812
Credited / (charged) to the income statement	(21,792)	(5,949)
Tax charged to equity	20,279	8,876

Balance at end of year	86,226	87,739

The Group has a legally enforceable right to offset deferred income tax assets and liabilities and current tax assets against current tax liabilities where levied by the same taxation authority.
Movements in deferred tax assets and deferred tax liabilities:

		Provisions
Deferred tax assets:	Inventory	of assets	Derivatives	Tax losses	Other	Total
At January 1 2006	1,590	6,185	78,952	65,613	508	152,848
Credited / (charged) to the income statement	(1,590)	898	505	231	(159)	(115)
Credited / (charged) to equity		7	20,385	9	—	20,401

At December 31 2006	—	7,090	99,842	65,853	349	173,134

	Accelerated
	tax	Consumable	Deferred	Prepaid
Deferred tax liabilities:	depreciation	stores	mining	insurance	Other	Total
At January 1 2006	(30,976)	(6,414)	(27,594)	(125)	—	(65,109)
Charged/(credited) to the income statement	(8,791)	4,003	(16,905)	(46)	62	(21,677)
(Credited)/charged to equity	—	—	—	—	(122)	(122)

At December 31 2006	(39,767)	(2,411)	(44,499)	(171)	(60)	(86,908)

Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely.
NOTE 10: DERIVATIVE FINANCIAL INSTRUMENTS

	2006	2005	2005
Derivative financial instruments	$ 000	$ 000	$ 000
Current assets
- Forward contracts	269	543	298
- Put Options	—	—	175

	269	543	473

Non-current assets
- Forward contracts	2,419	4,236	19,382
			1,751

	2,419	4,236	21,133

Current liabilities
- Forward contracts	35,984	36,531	40,915
- Calls options sold	25,553	4,262	10,884

	61,537	40,793	51,799

Non-current liabilities
- Forward contracts	251,745	192,224	179,615
- Call options sold	22,209	34,933	23,777

	273,954	227,157	203,392

The Company has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect the level of income in future years. It is not Company policy to engage in speculative hedging activities. In September 2005 a gold loan of 480,000 ounces was negotiated as part of new Syndicated Finance Facility (Note 18). These negotiations also included an overall restructure of the hedge book that culminated in a reduction of hedge commitments of 470,830 ounces, an increase in the overall hedge book strike price, along with a substantial portion of the Company’s remaining hedge commitments deferred to later years. As at December 31 2006 the Company’s hedge book commitments amounted to 1,001,000 ounces as shown in the following summary:

	Forward Sales		Put Options Bought		Call Options Sold
	Ounces	Price	Ounces	Price	Ounces	Price
0-3 months	47,500	$327.56	19,000	$315.00	19,000	$307.00
3-6 months	10,000	$339.40	19,000	$315.00	19,000	$307.00
6-9 months	15,000	$326.40	19,000	$315.00	19,000	$307.00
9-12 months	42,500	$333.20	19,000	$315.00	19,000	$307.00

2008	145,000	$327.12	—	$0.00	—	$0.00
2009(1)	240,000	$371.67	—	$0.00	—	$0.00
2010(1)	240,000	$371.67	—	$0.00	—	$0.00
2011(1)	120,000	$371.67	13,000	$375.00	13,000	$375.00
2012	—	$0.00	26,000	$375.00	26,000	$375.00
2013	—	$0.00	26,000	$375.00	26,000	$375.00

	860,000	$358.62	141,000	$342.66	141,000	$338.35

(1)	The gross price for the forwards in these years is shown. The price net of fees is $350.00.
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
Gold lease rate swaps against hedges entitle the Company to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.
The Company does not enter into hedging transactions that have provisions for margin calls.
The minimum total revenue generated from these programs will be $356 million (2005: $424 million, 2004: $639 million). Revenue generated from the same number of ounces at the prevailing spot price at December 31 2006 of $633.80 (2005: $517.38, 2004: $438.00) per ounce would be $634 million (2005: $625 million, 2004 $843 million).
On December 31 2006, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of $633.80 (2005: $517.38, 2004: 438.00), was $332.80 million out-of-the-money (2005: $263.20 million out-of-the-money, 2004: $233.6 million out-of-the-money). At the spot price plus 10% ($697.18) the estimated fair value would be approximately $396 million out of the money. Conversely at the spot price less 10% ($570.42) the estimated fair value would be $269 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.
Net profit for 2006 included revaluation costs relating to ineffective hedges of $1.7 million (2005: costs of $5.4 million, 2004: revenue of $8.6 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2004 lease rates had declined near historical low levels. The cost of $1.7 million (2005: cost of $5.4 million, 2004: revenue of $8.6 million) has arisen due to lease rates rising in 2005 and 2006 from the 2004 low levels.

The Company does not use financial instruments to hedge future interest rates or foreign exchange transactions. The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At December 31 2006, shareholders equity included a hedging fair value reserve of negative $256.1 million after tax (2005: negative $225.7 million, 2004: negative $162.2 million).
The estimated net amount of gains / (losses) contained in the fair value reserves which are expected to be reclassified to earnings within the next 12 months are as follows:

	2006	2005	2004
	$ 000	$ 000	$ 000
Forward contracts	(63,153)	(53,476)	(40,183)
Deferred hedging gains	1,930	1,965	6,117
Deferred taxation	17,876	12,075	15,682

	(43,347)	(39,436)	(18,384)

NOTE 11: INVENTORIES

	2006	2005
	$ 000	$ 000
CURRENT
Stores	47,636	43,567
Less: Provision for obsolescence	(6,116)	(5,299)

	41,520	38,268
Production work in progress	2,094	2,824
Finished goods	4,804	4,584
Ore stockpiles	26,877	36,036

	75,295	81,712

NON-CURRENT
Ore stockpiles	141,730	115,494

	141,730	115,494

Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.
Non-current ore stockpiles represent ore that has been extracted from the mine and is available for future processing but is not expected to be processed within the next twelve months. An amount of $7.184 million of high grade stockpiles is included in non-current ore stockpiles for 2006. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are carried at the lower of cost and net realisable value. Cost is applied based on mining costs incurred up to the point of stockpiling the ore, including applicable overheads such as depreciation and amortisation relating to mining operations.
Finished goods inventory is stated at the lower of cost and net realisable value.

NOTE 12: RECEIVABLES

	2006	2005
	$ 000	$ 000
CURRENT
Other amounts receivable from third parties	7,586	7,926
Less: Provision for doubtful debts	(2,945)	(2,579)

	4,641	5,347

NON-CURRENT
Other amounts receivable from third parties	400	476

	400	476

Total amounts receivable
As at December 31, 2006 other accounts receivable from third parties includes charges, such as accommodation and camp fees, electricity and other utilities, and airfares billed to third parties (totalling US$5.1 million in 2006, US$6.9 million in 2005 and US$6.3 million in 2004).
NOTE 13: DEFERRED MINING COSTS

	2006	2005
	$ 000	$ 000
NON-CURRENT
Deferred mining costs	148,330	91,981

	148,330	91,981

Tonnes deferred (000’s tonnes)	72,089	46,041
Strip ratio	2.91	2.91
The unit cost rate for the deferred tonnes is $2.06 (2005: $2.00).
Movements:

	2006	2005
	$ 000	$ 000
Carrying amount at start of year	91,981	66,933
- Overburden costs attributed to ore mined during the period (cash)	(42,227)	(50,782)
- Overburden costs attributed to ore mined during the period (non-cash)	(5,667)	(7,698)
- Total costs of material mined during the period (cash)	91,908	72,533
- Total costs of material mined during the period (non-cash)	12,335	10,995

Carrying amount at end of year	148,330	91,981

NOTE 14: MINE PROPERTIES

	2006	2005
	$ 000	$ 000
CAPITAL WORKS IN PROGRESS
Cost brought forward	66,895	65,966
Additions	180,711	99,492
Transfers	(42,587)	(98,563)

Costs carried forward	205,019	66,895

PLANT AND EQUIPMENT
Cost brought forward	670,024	620,652
Transfers from capital works in progress	26,747	55,437
Additions	7,003	—
Disposals	(2,544)	(6,065)

Cost carried forward	701,230	670,024

Depreciation brought forward	(225,568)	(202,284)
Charge for the year	(24,463)	(27,005)
Disposals	2,513	3,721

Depreciation carried forward	(247,518)	(225,568)

Net book value	453,712	444,456

LAND AND BUILDINGS
Cost brought forward	117,697	80,132
Transfers from capital works in progress	1,107	37,565

Cost carried forward	118,804	117,697

Depreciation brought forward	(25,280)	(22,824)
Charge for the year	(3,075)	(2,456)

Depreciation carried forward	(28,355)	(25,280)

Net book value	90,449	92,417

DEFERRED EXPENDITURE
Cost brought forward	277,342	271,781
Transfers from capital works in progress	14,733	5,561
Disposals	(1,182)	—

Cost carried forward	290,893	277,342

Depreciation brought forward	(84,595)	(78,346)
Charge for the year	(9,773)	(6,249)
Disposals	1,182	—

Depreciation carried forward	(93,186)	(84,595)

Net book value	197,707	192,747

REHABILITATION
Cost brought forward	6,207	6,242
Additions / (deductions)	616	(35)

Cost carried forward	6,823	6,207

	2006	2005
	$ 000	$ 000
Amortisation brought forward	(2,376)	(2,329)
Charge for the year	(133)	(47)

Amortisation carried forward	(2,509)	(2,376)

Net book value	4,314	3,831

Total mine properties	951,201	800,346

Included in Capital works in progress is capitalised interest and financing costs of $0.7 million (2005: $1.8 million), a reduction of $1.1 million. The reduction reflects interest earned on these applied funds. A portion of the gold loan draw down was applied to the construction of the flotation plant (refer note 18).
NOTE 15: AVAILABLE-FOR-SALE FINANCIAL ASSETS
For the purposes of accounting classification, until such time as the Company has significant influence or power to govern the financial and operating policies of Ballarat Goldfields NL (“BGF”), the investment in BGF is defined and classified as an available-for-sale asset.
As part of the merger proposal between Lihir Gold Limited and BGF, Lihir Australian Holdings Ltd (“LAH”) agreed to undertake a placement of 149 million fully paid ordinary shares at an issue price of A$0.28 per share. These equity securities are carried at fair value. The investment represents an 11% interest in BGF. As at balance sheet date, the Lihir group had no power to participate in the financial and operating policy decisions of BGF. Refer to Note 33 of the financial statements.

	2006	2005
	$ 000	$ 000
Other listed securities:
Equity securities	33,001	—

	33,001	—

NOTE 16: ACCOUNTS PAYABLE

	2006	2005
	$ 000	$ 000
CURRENT
Trade creditors and accruals	46,140	33,950
Amounts payable to related parties	—	476
Other payables	427	265

	46,567	34,691

NOTE 17: PROVISIONS

	2006	2005
	$ 000	$ 000
CURRENT
Employee provisions	6,427	5,349

	6,427	5,349

NON CURRENT
Employee provisions	3,164	2,616
Rehabilitation provision	11,097	9,808

	14,261	12,424

(a) Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	2006	2005
	$ 000	$ 000
Employee provisions current
Annual leave	2,883	2,427
Sick leave	625	559
Service bonus	1,267	2,092
Short term incentives	1,207	193
Long service leave current	445	78

	6,427	5,349

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company.
The short term incentive is an employee performance reward scheme to reward performance during the year. An estimate of payments is provided for during the year. The employee performance is measured and appropriate payments made in the first quarter of the following year.
(b) Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long-term employee benefits.

	2006	2005
	$ 000	$ 000
Employee provisions non-current
Long service leave	2,188	2,192
Service bonus	976	424

	3,164	2,616

(c) Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	2006	2005
	$ 000	$ 000
Rehabilitation provision
Carrying amount at start of year	9,808	9,235
- additional / (reduction in) provision for changes in estimated cash outflows	414	(1,868)
- additional provision due to ground disturbance	204	451
- life of mine variation	—	1,382
- interest charge	671	608

Carrying amount at end of year	11,097	9,808

NOTE 18: BORROWINGS AND FINANCE FACILITIES

	2006	2005
	$ 000	$ 000
CURRENT
Project financing facility	26,940	—
Ballarat Goldfields facility	35,595	—

	62,535	—

NON CURRENT
Project financing facility	218,580	215,520

	218,580	215,520

(a) Project Financing Facility
A Syndicated Finance Facility, signed on September 15 2005, is a facility of two parts, both parts underwritten by ABN AMRO Australia Limited. Participating with ABN AMRO Australia Limited as financiers of the facility are eleven banks: Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribas, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Société Générale, WestLB AG, and Westpac Banking Corporation.

The first part is a $50 million revolving credit facility. The revolving credit facility can be repaid at any time during the term of the facility which ends on June 30, 2011. The amount of this facility drawn down at December 31, 2006 is $30 million.
Mandatory prepayments are required under the Finance Facility under certain conditions. The Company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility (Refer to Note 5).
The second part is a 480,000 ounce gold loan facility fully drawn down on September 15, 2005 generating funds of $216 million at the draw down price of $449.00.
The gold loan delivery schedule is:

Delivery (in ounces)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2007	—	—	30,000	30,000	60,000
2008	30,000	30,000	15,000	25,000	100,000
2009	50,000	35,000	30,000	15,000	130,000
2010	40,000	25,000	15,000	20,000	100,000
2011	40,000	50,000	—	—	90,000
In compliance with IAS 39, the gold loan is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment is by physical delivery of gold ounces.
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
(b) Ballarat Goldfields Facility
On October 17, 2006, Lihir Australian Holdings Pty Limited (“LAH”) entered into a Facility Agreement with a bank. The bank has agreed to make available to LAH a cash advance up to a maximum amount of A$50 million. The facility has been split into two tranches specifically for the following approved purposes:
Tranche A)	A$45 million to finance the acquisition of Ballarat Goldfields NL shares under the Private Placement pursuant to the Share Subscription agreement (note 15) including associated transaction costs, interest and fees in relation to the facility and any transaction costs associated with the merger;

Tranche B)	an amount of A$5 million to be made available to cover expenses following successful completion of the merger.
The facility has a maturity date of 364 days from execution of the agreement. The bank has secured a charge over the investment in Ballarat Goldfields NL.
A separate Parent Representation and Undertaking Agreement were executed between Lihir Gold Limited and the bank on October 17, 2006. This agreement requires Lihir Gold Limited to advise the bank within six months in respect of plans for repayment.
The amount of this facility drawn at December 31, 2006 was A$45 million (US $36 million).

	Ballarat	Ballarat			Revolving	Revolving
	Goldfields	Goldfields	Gold	Gold	Credit	Credit
	Facility	Facility	Loan	Loan	Facility	Facility	Total	Total
	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000	US$ 000
Repayment Maturity	2006	2005	2006	2005	2006	2005	2006	2005
Current

Less than one year	35,595	—	26,940	—	—	—	62,535	—

Non-current
Between one and two years	—	—	44,900	26,940	—	—	44,900	26,940
Between two and three years	—	—	58,370	44,900	—	—	58,370	44,900
In excess of three years	—	—	85,310	143,680	30,000	—	115,310	143,600

	—	—	188,580	215,520	30,000	—	218,580	215,520

Total	35,595	—	215,520	215,520	30,000	—	281,115	215,520

Weighted average interest rate	8.1%	—	2.6%	2.0%	7.3%	—	2.3%	2.0%
NOTE 19: SHARE CAPITAL

	2006	2005	2004
	$ 000	$ 000	$ 000
(a) Issued and paid up capital
Ordinary shares
Opening balance	1,027,504	1,027,504	1,025,288
Shares reclassified as treasury shares(1)	(435)	—	—
Shares issued	—	—	2,286
Share issue transaction costs	—	—	(70)
Closing balance	1,027,069	1,027,504	1,027,504

	2006	2005	2004
	Number of shares ’000
(b) Issued and paid up capital
Opening balance	1,284,225	1,284,225	1,282,334
Shares reclassified as treasury shares	(176)	—	—
Shares issued	—	—	1,891
Closing balance	1,284,049	1,284,225	1,284,225
(1) On consolidation, shares held under the Lihir Executive Share Plan are offset against share based payments reserve.
The company’s securities consist of ordinary, restricted executive and class B shares. Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are held by the company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.
The Treasury restricted executive shares are shares purchased for the Long Term Incentive plan (see note 32 Share Based Payments).
In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no authorised capital.

NOTE 20: RESERVES AND RETAINED PROFITS

	2006	2005	2004
	$ 000	$ 000	$000
(a) Reserves
Hedging reserve – cash flow hedges	(256,123)	(225,692)	(162,153)
Share based payments reserve	5,421	—	—
Fair value reserve	17	—	—
Foreign currency translation reserve	(4)	—	—

	(250,689)	(225,692)	(162,153)

Movements:

Hedging reserve – cash flow hedges
Balance January 1	(225,692)	(162,153)	(206,548)
Forward contracts	(40,563)	(65,119)	(38,062)
Call options sold	(9,478)	(1,593)	(4,840)
Deferred hedging gains / (losses)	(774)	(5,703)	17,221
Deferred taxation	20,384	8,876	70,076

Balance December 31	(256,123)	(225,692)	(162,153)

Share based payments reserve
Balance January 1	—	—	—
Share rights expensed	5,543	—	—
Deferred taxation	(122)	—	—

Balance December 31	5,421	—	—

Fair value reserve
Balance January 1	—	—	—
Treasury share mark-market revaluation	17	—	—

Balance December 31	17	—	—

Foreign currency translation reserve
Balance January 1	—	—	—
Currency translation differences arising during the year	(13)	—	—
Deferred taxation	9	—	—

Balance December 31	(4)	—	—

(b) Accumulated Profits/(losses)

Movements in retained profits / (losses) were as follows:

Balance January 1	(18,340)	(28,128)	(357,349)
Net profit for the year	53,837	9,788	329,221

Balance December 31	35,497	(18,340)	(28,128)

NOTE 21: REMUNERATION AND BENEFITS
(a) Directors’ remuneration, including the value of benefits received during the year:

	2006	2005	2004
	$ 000	$ 000	$ 000
Garnaut, Ross	210	122	121
Siaguru, Anthony (deceased April 16 2004)	—	—	21
Kamit, Winifred	70	44	—
Loudon, Geoff	70	44	45
Cassidy, Peter	70	44	45
Swan, Neil (resigned October 1 2005)	—	476	456
Arthur Hood (appointed October 1 2005)	1,064	121	—
Bruce Brook (appointed December 4 2005)	70	3	—
John O’Reilly (resigned December 31 2006)	70	4	—
Mr. Arthur Hood also participates in the Lihir Executive Share Plan (“LESP”). On October 24, 2006 the Board determined that a total of 176,071 share rights granted for the 2005/2006 long term incentive vest after considering the performance of Mr. Hood against three of the four tranches of performance conditions. On the November 24, 2006 Mr. Hood exercised these share rights. Under the LESP Mr. Hood is unable to trade in these shares for a period of 4 years from the effective date of grant (September 16, 2005). See Note 32 for further information.
On October 24, 2006 the Remuneration and Nomination Committee resolved that, subject to approval by the Company’s shareholders at the Annual General Meeting to be held in April 2007, the Managing Director is granted 136,530 share rights under the LESP on the terms and conditions of the LESP. See Note 32 for further information on the terms and conditions.
(b) Key management personnel compensation

	2006	2005	2004
	$ 000	$ 000	$ 000
Short-term employee benefits	2,227	2,750	1,555
Post-employment benefits	178	293	232
Termination benefits	1,106	—	—
Share-based payments	885	—	—

	4,396	3,043	1,787

(c)	The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2006 fall into the following bands:

Remuneration and benefit band	Number of employees
	$2006	2005	2004
$30,001 - $40,000	48	11	6
$40,001 - $50,000	25	7	5
$50,001 - $60,000	17	6	7
$60,001 - $70,000	14	2	6
$70,001 - $80,000	7	3	5
$80,001 - $90,000	11	4	3
$90,001 - $100,000	8	5	5
$100,001 - $110,000	7	10	6
$110,001 - $120,000	10	4	7
$120,001 - $130,000	6	9	9
$130,001 - $140,000	7	5	3
$140,001 - $150,000	5	9	1
$150,001 - $160,000	5	7	7
$160,001 - $170,000	6	6	5
$170,001 - $180,000	6	7	3
$180,001 - $190,000	8	—	—
$190,001 - $200,000	2	3	1

Remuneration and benefit band (continued)	Number of employees
	$2006	2005	2004
$200,001 - $210,000	1	3	—
$210,001 - $220,000	5	3	2
$220,001 - $230,000	—	2	1
$230,001 - $240,000	3	1	1
$240,001 - $250,000	1	1	1
$260,001 - $270,000	1	—	1
$270,001 - $280,000	1	—	1
$280,001 - $290,000	1	1	1
$320,001 - $330,000	1	—	—
$390,001 - $400,000	—	1	—
$450,001 - $460,000	1	—	—
$470,001 - $480,000	—	1	—
$700,001 - $710,000	1	—	—
NOTE 22: RETIREMENT BENEFITS
Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on a percentage of the employee’s base salary. Contributions made during the year amounted to $1,120,623 (2005: $768,492, 2004: $602,882). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $982,915 (2005: $880,622, 2004: $750,222). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
NOTE 23: AUDITOR’S REMUNERATION
During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

	2006	2005	2004
	$ 000	$ 000	$ 000
(a) Assurance services
Audit services
PricewaterhouseCoopers, PNG Firm	340	249	218
PricewaterhouseCoopers, Other Overseas Firms	115	105	147

Total remuneration for audit services	455	354	365

Other assurance services
PricewaterhouseCoopers, PNG Firm	58	52	—
PricewaterhouseCoopers, Other Overseas Firms	54	59	—

Total remuneration for other assurance services	112	111	—

Total remuneration for assurance services	567	465	365

(b) Taxation services
PricewaterhouseCoopers	79	129	27

Total remuneration for taxation services	79	129	27

NOTE 24: CAPITAL AND LEASING COMMITMENTS
Operating lease commitments
Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows:

	2006	2005
	$ 000	$ 000
Payable
- not later than one year	971	356
- later than one year but not later than 2 years	749	356
- later than two years but not later than 5 years	1,302	546
- later than 5 years	2,327	2,494

	5,349	3,752

The major operating leases at December 31 2006 relate to the lease of six Caterpillar 785B haul trucks ($3.2 million until December 2025) and corporate building leases of $1.9 million through to mid 2009.
Capital expenditure commitments

	2006	2005
	$ 000	$ 000
Capital expenditure commitments contracted for:
Payable
- not later than one year	68,264	86,287

	68,264	86,287

The major items of capital commitment as at December 31 2006 are: Flotation plant ($43.7 million), 20MW geothermal power station ($5.4 million), blast hole drill rigs ($5.1 million), oxygen plant motor ($2.4 million) and dewatering equipment ($1.2 million).
NOTE 25: CONTINGENT LIABILITIES
A wholly owned subsidiary, Niugini Mining Limited (“NML”), has been subject to claims originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The claims related to activities of NML that are alleged to have taken place before NML was acquired by the Company. One of the claims was dismissed by the National Court of Papua New Guinea in November 2004 for want of prosecution. On July 21 2006, the National Court of PNG dismissed the remaining claim, which was brought by Joe Bumbandy for himself and on behalf of the Customary Landowners of Mt Victor Gold Mine Area, on the basis of its being dormant. On August 30 2006, the plaintiffs appealed against the decision to the Supreme Court of PNG and brought a fresh claim in the National Court of PNG containing the same allegations and cause of action. In response, NML filed an objection in the Supreme Court to the competency of the appeal and a defence in the National Court to the new claim, with an application to have the claim dismissed on the basis of being statute-barred. The Company, through NML, intends to defend the claim vigorously.
NOTE 26: FINANCIAL RISK MANAGEMENT
(i) Foreign exchange risk
The Company is exposed to some foreign exchange risk arising from various currency exposures, primarily with respect to the PNG Kina and Australian Dollar. However, as revenue and a large proportion of expenditure are denominated in US Dollars the Company does not hedge its foreign exchange exposure.
(ii) Interest rate risk
The Company had $47.0 million on deposit at year-end to cover both operating costs and identified capital expenditure and debt reduction initiatives. Of interest bearing liabilities the fixed / floating split is 33% (2005: 35%) and 67% (2005: 65%) respectively. A change in interest rates of 10% will have an income impact of approximately $0.5 million per annum.
(iii) Credit risk
For hedging transactions the maximum credit risk at any point in time is the difference between the agreed strike price in the contract, and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price on the December 31 2006 of $633.80 (2005: $517.38) the hedge book was $332.8 million out-of-the-money (2005: $263.2 million out-of-the-money), effectively quantifying the Company’s credit risk as at that date. Transactions are spread between fourteen major banks, with the most significant concentration at December 31 2006 being with Mitsui Precious Metals Inc. at 26% of hedges (2005: 35%) and J Aron & Company at 14% of hedges (2005: 15%).
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
In the event of the Company’s failure to meet its gold delivery obligations, the Company would be obliged to fulfill its obligations by way of payment in US Dollars or by way of a gold purchase.
(iv) Liquidity risk
The Company engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents and ensuring the availability of adequate committed credit facilities.
NOTE 27: SEGMENT REPORTING
Primary Reporting (Business Segments)
The primary reporting format is business segments. The Group operates in the gold mining industry. The segment revenues, segment assets and acquisitions of mine properties for the business segment are equal to the consolidated results disclosed within these financial statements.
Secondary Reporting (Geographical Segments)

					Acquisition of Segment
	Segment Sales Revenue		Segment Assets		Assets		Segment Liabilities
	$ 000		$ 000		$ 000		$ 000
	2006	2005	2006	2005	2006	2005	2006	2005

Papua New Guinea	—	—	1,411,486	1,288,666	185,913	99,410	310,782	259,806
Australia	273,464	175,019	84,572	30,740	34,802	82	324,672	231,853
North America	12,281	—	—	—	—		—
Europe	25,310	47,260	—	—	—	—	—	—
Asia	13,823	16,407	—	—	—	—	48,727	44,275
Unallocated (non-cash deferred hedging realisation)	(17,134)	(13,486)	—	—	—	—	—	—

Total Group	307,744	225,200	1,496,058	1,319,406	220,715	99,492	684,181	535,934

Segment revenues, expenses, assets and liabilities include amounts directly attributable to a segment and the portion that can be allocated to the segment on a reasonable basis.
NOTE 28: RELATED PARTY TRANSACTIONS
(a) Transactions between related parties were made on normal commercial terms and conditions and at market rates.
Lihir Management Company Limited (LMC), a wholly owned subsidiary of Rio Tinto Plc until October 10 2005, managed the Company pursuant to a Management Agreement dated March 17 1995. The agreement between LMC and Rio Tinto Plc was terminated on October 10 2005 when Lihir Gold Limited acquired all LMC shares.
There were two directors who were on the Board of the Company and LMC during the period up to October 10 2005.
Directors’ interests are outlined in the Directors’ Report.
A relative of a director provided specialised services to the Company in 2005.

	2006	2005
	$ 000	$ 000
Rio Tinto Plc, until October 10 2005, supplied management services and bore expenses on behalf of the Company which were subsequently recharged to the Company
- Secondment of management	—	995
- Technical services	—	1,680

	—	2,675

LMC management fee	—	1,125

Anthony Garnaut, a relative of a director, provided consulting services to the Company on an arms length basis.	—	18
NOTE 29: EARNINGS PER SHARE
The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At December 31 2006 no options were outstanding.

	2006	2005	2004
	$ 000	$ 000	$ 000
Net profit attributable to ordinary shareholders	53,837	9,788	329,221

Weighted average number of ordinary shares (thousands)	1,284,049	1,284,225	1,284,082
Basic EPS (cents/share)	4.2	0.8	25.6

Diluted number of ordinary shares (thousands)	1,284,225	1,284,225	1,284,082
Diluted EPS (cents/share)	4.2	0.8	25.6
NOTE 30: DIVIDENDS PER SHARE
No dividends were declared or paid in 2006, 2005 or in 2004.
NOTE 31: INVESTMENTS IN SUBSIDIARIES

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Ltd	100%	Australia
Lihir Australian Holdings Pty Ltd	100%	Australia
Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 25.
On October 10 2005, Lihir Management Company Limited became a 100% owned subsidiary of the Company. Lihir Business Development limited, a wholly owned subsidiary of Lihir Management Company Limited, also became a subsidiary on that date.
On November 7 2005, Lihir Services Australia Pty Ltd was incorporated and became a 100% owned subsidiary of the Company.
On September 4 2006, Lihir Australian Holdings Pty Ltd was incorporated and became a 100% owned subsidiary of the Company.

NOTE 32: SHARE BASED PAYMENTS
Lihir Gold Limited Executive Share Plan
The Establishment of the Lihir Executive Share Plan (Plan) was approved by shareholders at the 2005 annual general meeting. The Board has the discretion to invite executives to participate in the Plan. It is the intention of the Board that invitations to participate in the Plan will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the company and its return to shareholders.
Participants are granted a specified number of share rights. A share right is a right to acquire an ordinary share in LGL for no consideration. Share Rights are issued for $NIL consideration. Share Rights have no voting rights or right to dividends until vested. The holders of share rights are entitled to participate in bonus share issues. Share rights cannot be transferred and are not be quoted on any stock exchange.
For each grant of share rights, the Board will set performance hurdles or conditions that must be satisfied over a performance period before the share rights will vest. At the end of the performance period, the performance hurdle is tested. To the extent that the Board determines the performance hurdle has been met, the share rights will vest. Share Rights will only be tested against the applicable performance hurdles or conditions once. Where the Board determines that the performance hurdles or conditions have not been met or only met in part, then all or the balance of share rights subject to that hurdle or condition shall not vest and will automatically lapse.
Vested share rights will lapse if they are not exercised within 10 years of their effective date of grant. The effective date of grant is the date so specified in the invitation relating to the Share Rights, or if no such date is specified in the invitation, the actual date of grant of the Share Rights. Specific rules apply in the event of a participant ceasing employment with the company or any of its associated companies.
If share rights vest and the participant exercises those rights, the Company is obliged to provide the participant with a corresponding number of LGL shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares are purchased on-market for the participant and the company funds the acquisition of shares on his or her behalf. Generally, all participants are required to hold the shares acquired upon exercise of share rights for a minimum period of three years after the relevant testing date. The participant is required to enter into a Deed of Undertaking with the company agreeing to the restriction on disposal.
Details of share rights granted under the Executive Share Plan to December 31 2006 are:

			Per Share
			Right			Number	Number	Number
		Exercise	Indicative			Issued	exercised	lapsed
Date of	Expiry	Price	value	Hurdle	Number at	during	during	during	Number at
Grant	Date	$	$	Conditions	Jan-1-06	Period	period	period	Dec-31-06
Aug-06	Sep-15-15	0.00	2.35	1	—	45,147	40,632	4,515	—
Aug-06	Sep-15-15	0.00	2.35	2	—	45,147	—	—	45,147
Aug-06	Sep-15-15	0.00	2.21	3	—	67,719	67,719	—	—
Aug-06	Sep-15-15	0.00	2.21	4	—	67,720	67,720	—	—
Oct-06	Dec-31-15	0.00	2.37	1,2	—	8,028	—	—	8,028
Oct-06	Dec-31-15	0.00	1.69	3	—	6,018	—	—	6,018
Oct-06	Dec-31-15	0.00	0.73	4	—	6,020	—	—	6,020
Sep-06	Dec-31-15	0.00	2.30	1,2	—	178,988	—	—	178,988
Dec-06	Dec-31-15	0.00	2.16	3	—	113,343	—	—	113,343
Dec-06	Dec-31-15	0.00	1.95	4	—	113,348	—	—	113,348
Dec-06	Dec-31-15	0.00	1.05	3	—	12,409	—	—	12,409
Dec-06	Dec-31-15	0.00	0.79	4	—	16,530	—	—	16,530
Dec-06	Dec-31-15	0.00	1.19	3	—	4,120	—	—	4,120
Dec-06	Dec-31-15	0.00	1.98	3	—	4,364	—	—	4,364
Dec-06	Dec-31-15	0.00	1.53	4	—	4,364	—	—	4,364
Dec-06	Dec-31-15	0.00	2.44	1,2	—	54,612	—	—	54,612
Dec-06	Dec-31-15	0.00	1.32	3	—	40,959	—	—	40,959
Dec-06	Dec-31-15	0.00	1.38	4	—	40,959	—	—	40,959
No Share Rights were forfeited during the periods covered by the above table.
The following share rights were exercised during the financial year

			Weighted average price at
Date of grant	Number exercised	Exercise date	exercise date (i)
Aug-06	176,071	Dec 1 2006	$2.37

i.	Purchased over a 5 day period due to restrictions on the volume that could be traded on any one day.

Fair value of share rights granted
Where share rights are subject to performance hurdle conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of share rights is subject to performance hurdles, in general, the TSR hurdle must be satisfied.
The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.
The model inputs for share rights granted during the year ended December 31 2006 included:
i.	Exercise price: Nil

ii.	Expected volatility: 43%

iii.	Risk-free interest rate: 6.05%

iv.	Expected life of right (years): 10 years

v.	Weighted average share price at grant date: $2.07

vi.	Expected dividend yield: 0%
The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the 1-year yield-to-maturity of a Commonwealth Government Bond (to match the share right’s vesting date).
Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	2006	2005
	$US ‘000	$US ‘000
Executive share plan	488	—
Whilst the equity instruments are issued by LGL, where the employee services are provided to other entities within the group the expenses are transferred accordingly.
The performance hurdle conditions attaching to each tranche of share rights are as follows:
1.	Individuals are set key performance indicators (KPI’s) based around the Company’s performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company, including through project and geographic diversification. The performance condition will be assessed by the Board.

2.	This performance condition will be assessed by the Board against changes in the net present value of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.

Certain potential sources of change in the company’s net present value will not be included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals control and the control of the management team generally. The sources for which adjustments are to be made to date are changes in the gold price, variations in the hedge delivery programme, hydrocarbon pricing (HFO, diesel and lubricants), inflation and changes in exchange rates between the US dollar and the Australian dollar or PNG kina.

3.	This performance condition will be assessed by the Board by reference to the performance of the:
–	Company’s “total shareholder return” or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price) for the either 20 trading days up to and excluding September 16 2006/07 for the Managing Director’s share rights or for December 2006 for all other share rights; and

–	Average “total shareholder return” of the Comparator Group using the Comparator Group’s VWAP for the same time periods as applicable above.
If the Company’s annual TSR when compared with the Comparator Group’ annual TSR:
–	is greater by 10% or more, all of the rights subject to this condition will vest; or

–	does not exceed the Comparator Group’s, no rights subject to this condition will vest; or

–	is greater by less than 10% a straight-line calculated proportion of the rights subject to this condition will vest.

Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations.

Comparator Group (Sept 05 grant and Jan 06 grants) Prior to March 2006: Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Placer Dome, Rio Tinto Limited, Harmony and Croesus

After March 2006: Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold.

Comparator Group (Sept 06 grant): Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold.

4.	This performance condition will be assessed to the extent to which the Company’s “total shareholder return” increases over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date using the VWAP for either 20 trading days up to and excluding September 16 2006/07 for the Managing Director’s share rights or for December 2006 for all other share rights.

If the company’s TSR over the performance period increases by:
–	15% or more, the participant is entitled to all of the TSR growth share rights vesting;

–	5% or less, the participant will not be entitled to any TSR growth share rights vesting; or

–	More than 5% but less than 15%, the participant will be entitled to a pro rated number of TSR growth share rights vesting calculated on a straight line basis.
The Directors have discretion to disregard any changes to NPV or TSR due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity, or which would lead to an incorrect comparison.
NOTE 33: SUBSEQUENT EVENTS
Reserve and Resource
As announced on January 24 2007, the Company has completed a review of its reserves and resources which resulted in an increase in reserves to 23.6 million ounces. This is up from 21 million ounces announced in February 2005, despite reserves depletion of approximately 1.25 million ounces of gold in the intervening period. The reserve increase followed limited additional drilling, revised cost estimates, reduced cut-off grade and an enlarged pit design, and was based on a long term gold price assumption of $475 per ounce. The change reflects a 23% increase in the reserve and will reduce the amortization and depreciation costs per ounce for the 90% of assets accounted for using the units-of-production method.
Contingent liability — Niugini Mining (Australia) Pty Limited – arts – Roderick Salfinger
In January 2007, a wholly-owned subsidiary, Niugini Mining (Australia) Pty Limited (“NMAL”), received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd (“ARPL”) dated January 20 2000 under which NMAL sold certain tenements and leases to ARPL with the agreement subsequently being terminated by NMAL. The claim is being brought by Mr Roderick Salfinger, a former director of ARPL (which is now deregistered). Mr Salfinger claims to have been assigned the rights to bring the action. The claim has been brought in the Federal Court in Melbourne against NMAL and the State of Queensland under the Trade Practices Act. The claimant seeks, among other things, declarations that NMAL has been unjustly enriched at the expense of ARPL and that NMAL holds the amount of A$880,000 on trust for the claimant and unspecified damages for breach of contract. The claim is at an early stage and will be defended vigorously.
Ballarat Goldfields NL Merger
On October 17, 2006 Lihir Gold Ltd and Ballarat Goldfields NL (“Ballarat”) proposed a merger of the two companies. On February 26, 2007, the Company gained effective control of Ballarat through a scheme of arrangement which was approved by Ballarat’s shareholders and the Supreme Court of Victoria. The acquisition of 100% of the shares of Ballarat was completed on March 8, 2007. Under the scheme of arrangement, Ballarat’s shareholders received five Lihir shares for every 54 Ballarat shares held, which equated to a value of 28.8 cents per Ballarat share based on the closing price of Lihir’s shares on the day prior to the announcement of the transaction. This offer valued Ballarat at A$350 million, based on its fully diluted share capital on the day prior to the announcement of the transaction. At the date of acquisition this value had increased to A$445.8 million ($349.1million) based on Lihir Gold Ltd’s closing published price on the Australian Securities Exchange (ASX) on February 26, 2007.

Cost of Acquisition and purchase price allocation

$M
Equity Instruments issued (111,995,996)	312.7
Cash	33.0
Direct costs	3.4

Cost of acquisition	349.1

Comprising:
Mine Properties	27.5
Intangibles	356.4
Deferred Mining Costs	19.8
Net working capital	25.1
Deferred tax	(79.7)

Total	349.1

The Ballarat property is classified as a development property and accordingly expenditure incurred will be carried forward to the extent to which recoupment out of revenue can be derived from the sale of production.
The accounting treatment of this business combination has only been determined provisionally and any adjustments to these provisional values as a result of completing the accounting will be recognized within twelve months of the acquisition date.
NOTE 34: RECONCILIATION TO US GAAP
The basis of preparation of these financial statements is set out in Note 1. These accounting policies vary in certain important respects from the accounting principles generally accepted in the United States (“US GAAP”). The material differences affecting the financial statement line items between generally accepted accounting principles followed by the Company and those generally accepted in the US are summarised below.
a.	Project financing

Prior to 1997, certain equity issuance and other offering costs were capitalized as a part of mine properties for IFRS purposes. US GAAP requires equity issuance costs to be offset against shareholders’ equity.

b.	Borrowing cost capitalization as part of mine properties

Under IFRS, interest incurred on funds that are borrowed specifically for the purpose of obtaining a qualifying asset is capitalized.

Under US GAAP SFAS 34 “Capitalization of Borrowing Cost”, the amount of interest cost to be capitalised for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

c.	Depreciation of mine properties

Depreciation expense as calculated under US GAAP differs from depreciation expense as calculated under IFRS due to the difference in the carrying values of mine properties. The carrying value of mine properties as determined under IFRS was $951 million, $800 million, and $739 million, as of December 31, 2006, 2005 and 2004, respectively. The carrying value of mine properties as determined under US GAAP was $697 million, $536 million, and $464 million, as of December 31, 2006, 2005, and 2004, respectively. The difference in carrying values of mine properties results from the differences described in Notes 34(a), 34(b), and 34(d). The reduced carrying values result in adjustments to depreciation expense of $9.2 million, $9.2 million, and $3.0 million for 2006, 2005, and 2004 respectively.

d.	Impairment: Mine properties

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

No impairments or impairment reversals occurred in 2006 or 2005. In 2004, as a result of significant changes in the critical assumptions used to determine the value in use, including increases in the life of mine and reserves and increases in the estimated long term gold price, the directors resolved to partially reverse impairments recognized in 2000 and 1999 to the value of $205.7 million. In determining the value in use, the Company used the long term gold price assumptions of $380 for the year ended 2004 and a pre-tax real discount rate of 7%. As a result of the reversal in 2004, all the impairments recognized in 2000 and 1999, excluding the amount that would have been depreciated of $82.7 million, have been reversed for IFRS as the impairment write-back is limited to the amount that would have been the written down value of the assets had there been no impairment.

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

e.	Impairment: Economic grade stockpile

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

In 2004, following the improvement in the gold price environment and improvements to the plant and operating conditions, the directors resolved to reverse previously recognized impairments on the basis that the current estimated net realizable value was higher than zero cost previously recognized under IFRS. The reinstatement to cost resulted in a non-recurring gain of $90.2 million in 2004. Under US GAAP, the cost of the existing stockpile at December 31, 2004 continues to be recorded at zero.

No impairments or impairment reversals were recognized in 2006 or 2005.

f.	Stripping costs incurred during production

Under IFRS, the Company defers stripping costs as described in Note 1(vi). Stripping costs include direct expenditures for stripping, drilling, blasting and related depreciation expense. In March 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of the inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15 2005, with early adoption permitted. The Company elected to adopt EITF No. 04-6 effective January 1 2006. In line with this, all deferred stripping costs have been expensed as a cost of inventory. The impact of the change on January 1 2006 was a cumulative effect adjustment to decrease opening retained earnings by $52.4 million. This was represented by a write off of deferred stripping costs ($92.0 million) and other adjustments to the balance sheet comprising increases in ore stockpiles ($16.2 million), gold in process ($0.4 million) and finished goods ($0.4 million) and decreases in deferred tax liability ($27.6 million) and deferred tax asset ($5.0 million).

The following table shows on a pro forma basis the effect that adoption of EITF No. 04-6 would have on net income (after tax) under US GAAP for the fiscal years ended December 31, 2005 and 2004 respectively:

	2005	2004
	$‘000	$‘000
Net income under US GAAP as previously reported	21,845	141,614
Pro forma adjustment to income if the policy of not deferring stripping costs had been adopted as of January 1, 2004	(12,806)	(21,258)

Pro forma net income	9,039	120,356

Proforma Net Income Earnings Per Common Share — Basic ($ per share)	0.01	0.09

Proforma Net Income Earnings Per Common Share — Diluted ($ per share)	0.01	0.09

Impact of the adjustment:
Net Earnings Per Common Share – Basic ($ per share)	(0.01)	(0.02)
Net Earnings Per Common Share – Diluted ($ per share)	(0.01)	(0.02)
g.	Cumulative effect of change in accounting policy in 2004

In 2004, the Company changed its method of accounting for deferred mining costs. Up until 2004, deferred mining in relation to the Minifie pit was determined on a phase basis consistent with the characteristics of that pit. From January 1, 2004, the Company changed the amortisation basis to deferred mining costs on a pit basis, principally to more accurately reflect the costs of accessing future ore reserves from the Lienetz pit, which is the pit relating to current mining operations. The impact of this change is reflected in the 2004 reconciliation.

h.	Deferred income taxes and valuation allowances

The accounting for the deferred income taxes under IFRS and US GAAP is substantially consistent, except for the accounting for valuation allowances. Under IFRS, deferred tax assets are not recognized unless realization of the deferred tax assets is probable. Under US GAAP, deferred tax assets are recognized and to the extent that realization of the deferred tax assets is not considered more likely than not (greater than 50% likelihood of realization) are subject to a valuation allowance.

As of December 31, 2004, the Company determined that based on the weight of available evidence including increased long term gold price, improved operating conditions and plans, and three years of cumulative book earnings under both IFRS and US GAAP, that the valuation allowances provided against deferred tax assets

(temporary differences, tax credits and incentives, and tax loss carry forwards) should be reversed because realization of the deferred tax assets was more likely than not. The difference in the deferred tax amounts recognized under IFRS and US GAAP is a result of the GAAP differences described above.

In regards to the classification of deferred taxes between current and non-current, for IFRS purposes all deferred tax asset and liabilities are classified as non-current.. Under US GAAP, the classification of a deferred tax between current and non-current is dependent upon when the deferred tax is expected to be utilised/owed. For example, if the deferred tax asset is expected to be able to reduce the next year’s tax expense, then it would be classified as a current deferred tax asset. As a result of the classification differences, a reclass was required in the reconciliation of the IFRS financial statements for US GAAP.

For US GAAP purposes, current and non-current deferred tax assets and liabilities must be separately disclosed.

i.	Deferred tax benefit under US GAAP

Impairment reversals of mine properties and economic grade stockpiles are not permitted under US GAAP. In 2004, this resulted in an increase to the net deferred tax asset under US GAAP. Previously, the Company recognized a full valuation allowance against the deferred tax asset related to this temporary difference. This has been fully reversed in 2004 following the Company’s determination that there will be sufficient future taxable income to utilise the benefit and the tax loss carry-forwards. Also included in this line is the deferred tax effect of the IFRS to USGAAP reconciling items for 2005 and 2006.

j.	Deferred mining costs:

Under both IFRS and US GAAP (through 2005), the Company deferred stripping costs as described in Note 1 (vi). Stripping costs included direct expenditures for stripping, drilling, blasting and related depreciation expense. Until April 17, 2000, all mining operations were outsourced to a third party. Subsequent to that date, the Company began conducting direct mining operations on its own behalf. As disclosed in the 2004 financial statements, beginning from April 17, 2000 and through 2002, certain of these mining costs were expensed in the income statement in error rather than being included in deferred mining costs pursuant to the Company’s accounting policy. In 2004, the error was identified and the Company restated the previously issued 2002 US GAAP reconciliations to include the deferral of the direct costs incorrectly expensed.

Under IFRS, the financial statements were not restated because the correction of this error would not have an impact on net income or shareholders’ equity at and for the year ended December 31, 2002 because any additional mining costs capitalized in 2002 would have resulted in a corresponding reduction in the reversal of the impairment loss recognized in that year.

k.	Subsequent event

As discussed in Notes 18 and 33, Lihir completed the acquisition of an Australian gold mine development company, Ballarat. The acquisition became effective on February 26, 2007. Under US GAAP, as this acquisition occurred prior to the issuance of these financial statements, but after the balance sheet date, thus the acquisition is considered a significant non-adjusting subsequent event that requires disclosure.

Management will continue to assess the impact of SFAS 141 “Business Combinations” and it is likely that GAAP differences will arise in relation to this acquisition.

l.	Recently Issued Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, “Inventory Costs — an amendment of ARB No. 43”. SFAS 151 adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS 151 was effective for fiscal years beginning after June 15, 2005 and was to be applied prospectively. Adoption of SFAS 151 did not have an impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised), “Share-Based Payment” (SFAS 123R). SFAS 123R supersedes Accounting Principles Board opinion No. 25. Under US GAAP, the Group has applied the fair value recognition provisions of SFAS 123R since January 1, 2006. As this is the first year the share plan was established, there are no additional adjustments required in the current period as a result of this application.

In May 2005, the FASB issued “Accounting Changes and Error Corrections” (SFAS 154), which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. SFAS 154 replaces APB Opinion 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. This Statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. SFAS 154 was effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. This standard is consistent with the entity’s accounting policy under IFRS and there was no impact of adopting this standard.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our US GAAP consolidated results of operations and financial condition and have not yet reached final conclusions.

In June of 2006, the FASB ratified the consensus reached by the Emerging Issues Tax Force in Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” (EITF 06-3). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. EITF 06-3 is effective for periods beginning after December 15, 2006. The Company currently presents these taxes on a net basis.

In September 2006, the FASB issued, “Fair Value Measurements” (SFAS 157), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact of SFAS 157 will have on our US GAAP consolidated results of operations and financial condition.

In September of 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in the fiscal year ending December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB 115” (SFAS 159). SFAS 159 provides an alternative measurement treatment for certain financial assets and financial liabilities, under an instrument-by-instrument election, that permits fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings. While SFAS 159 is effective beginning January 1, 2008, earlier adoption is permitted as of January 1, 2007, provided that the entity also adopts all of the requirements of SFAS 157. We are currently evaluating whether we will adopt SFAS 159 early, and the impact SFAS 159 may have on our consolidated financial statements.

		2006	2005
	Reference	$’000	$’000
Shareholders’ Equity in accordance with IFRS		811,877	783,472

Project financing costs	a	(11,470)	(11,470)
Mine properties – capitalized interest	b	5,831	5,272
Depreciation of mine properties	c	13,353	4,127
Mine properties – impairment provision reversal	d	(256,414)	(256,414)
EGS – impairment	e	(90,200)	(90,200)
Adjustment to beginning balance for adoption of EITF 04-6	f	(74,927)	—
Adjustment to beginning balance for adoption of EITF 04-6 (Deferred income tax)	f	22,478	—
Additional deferred charges to inventory	f	25,839	—
Recognition of deferred waste as a charge	f	(56,349)	—
Deferred income tax	h	110,823	107,656

Shareholders’ Equity under US GAAP		500,841	542,443

		2006	2005	2004
	Reference	US $’000	US $’000	US $’000
Net income under IFRS		53,837	9,788	329,221

Mine properties – capitalized interest	b	559	3,661	—
Depreciation of mine properties	c	9,226	9,205	2,974
Mine properties – Impairment reversal	d	—	—	(205,723)
EGS –Impairment reversal	e	—	—	(90,200)
Deferred mining costs	j	—	—	(3,123)
Adjustment of deferred charges to inventory	f	25,839	—	—
Recognition of deferred waste as a charge	f	(56,349)	—	—
Deferred tax benefit adjustment for US GAAP	i	3,167	(808)	108,465

Net income under US GAAP		36,279	21,845	141,614

		2006	2005
Consolidated Balance Sheet under US GAAP	Reference	$’000	$’000
Assets
Current assets
Cash and cash equivalents		47,032	127,836
Derivative financial instruments		269	543
Inventories	f	95,959	81,712
Receivables		4,641	5,347
Prepayments		5,514	3,696
Deferred tax assets	h	49,451	14,268

Total current assets		202,866	233,402

Non-current assets
Derivative financial instruments		2,419	4,236
Inventories	e, f	73,760	25,294
Receivables		400	476
Deferred mining costs	f	—	91,981
Mine properties	a, b, c, d	702,501	541,861
Available-for-sale financial assets		33,001	—
Deferred tax assets	h	172,717	215,260

Total non-current assets		984,799	879,108

Total assets		1,187,664	1,112,510

Liabilities and shareholders’ equity
Current liabilities
Derivative financial instruments		61,537	40,793
Accounts payable		46,567	34,691
Provisions		6,427	5,349
Income tax payable		320	—
Current Deferred tax liability		2,582	6,538
Borrowings		62,535	—

Total current liabilities		179,968	87,371

Non-current liabilities
Derivative financial instruments		273,954	227,157
Provisions		14,261	12,424
Borrowings		218,580	215,520
Deferred tax liability		60	27,595

Total non-current liabilities		506,855	482,696

Total liabilities		686,823	570,067

Shareholders’ equity
Share capital		1,027,069	1,027,504
Reserves		(250,689)	(225,692)
Accumulated losses	a, b, c, d, e, f, g	(275,539)	(259,369)

Total shareholders’ equity		500,841	542,443

Total liabilities and shareholders’ equity		1,187,664	1,112,510

		2006	2005
	Reference	$’000	$’000
Deferred tax assets:
The balance comprises temporary differences attributable to :
Inventory		14,192	—
Provisions		7,090	6,185
Depreciation and Impairment		34,843	78,270
Tax losses		65,853	65,613
Other		349	508
Amount recognized directly in equity
Derivatives qualified as cash flow hedges		99,841	78,952

		222,168	229,528

Deferred tax liabilities
The balance comprises temporary differences attributable to :
Amounts recognized in profit or loss
Deferred mining costs		—	27,594
Prepaid insurances		171	125
Consumables		—	6,414
Other		60	—
Derivative financial instruments		2,411	—

		2,642	34,133

Net Deferred tax assets		219,526	195,395

		2006	2005	2004
Statement of changes in equity under US GAAP	Reference	$’000	$’000	$’000
Paid up capital
Balance at January 1		1,027,504	1,027,504	1,025,288
Shares issued		—	—	2,286
Share issue transaction costs		—	—	(70)
Shares reclassified as treasury shares		(435)	—	—

Balance at December 31		1,027,069	1,027,504	1,027,504

Reserves
Balance at January 1		(225,692)	(162,153)	(206,548)
Share based payments reserve		5,543	—	—
Fair value reserve		17	—	—
Foreign currency translation reserve		(13)	—	—
Changes in fair value of derivatives that qualify as cash flow hedges		(50,815)	(72,415)	(25,681)
Deferred tax benefit		20,271	8,876	70,076

Balance at December 31		(250,689)	(225,692)	(162,153)

Accumulated losses
Balance at January 1		(259,369)	(281,214)	(422,828)
Net income / (loss)		36,279	21,845	141,614
Change in accounting policy	f	(52,449)	—	—

Balance at December 31		(275,539)	(259,369)	(281,214)

Shareholders’ equity under US GAAP		500,841	542,443	584,137

EPS under US GAAP

Net Income		36,279	21,845	141,614
Net Earnings Per Common Share – Basic ($ per share)		0.03	0.02	0.11
Net Earnings Per Common Share – Diluted ($ per share)		0.03	0.02	0.11
Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. There were no outstanding dilutive securities for 2004, 2005, or 2006.

The numerator in calculating both basic and diluted earnings per share for each year is the reported net income determined above for US GAAP purposes. The denominator is based on the following weighted average number of common shares:

(in thousands)	2006	2005	2004
Basic	1,284,049	1,284,225	1,284,082
Diluted	1,284,225	1,284,225	1,284,082

SUPPLEMENTAL SCHEDULE
Supplemental schedule – Valuation and qualifying accounts

	2006	2005	2004
	$’000	$’000	$’000
Provision for Doubtful Debts
Balance, beginning of year	2,578	2,225	1,836
Additions: charges to costs and expenses	367	353	389
Write-off’s	—	—	—

Balance, end of year	2,945	2,578	2,225

Provision for Stores Stock Obsolescence
Balance, beginning of year	5,299	4,317	3,354
Additions: charges to costs and expenses	817	982	963
Write-off’s	—	—	—

Balance, end of year	6,116	5,299	4,317

Deferred Tax Valuation Allowance
Balance, beginning of year	—	—	169,139
Additions: (credited)/charged against income tax	—	—	(109,333)
Additions: credited to equity	—	—	(59,806)

Balance, end of year	—	—	—

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
LIHIR GOLD LIMITED
     (Registrant)
/s/ Arthur Hood
By: Arthur Hood
Title: Managing Director
Date: April 13, 2007

Item 19. Exhibits

Exhibit 1	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (a)	Syndicated Facilities Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribus, Bank of Western Australia Limited, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe General, Société Génerale Australia Branch, WestLB AG, and Westpac Banking Corporation dated September 13, 2005 incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (b)	Refinancing Coordination Deed 2005 between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, dated September 13, 2005. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (c)	Amending Deed (Security Trust Deed) between Lihir Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, Mitsui & Co. Precious Metals Inc., and J. Aron & Company dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (d)	Lihir Gold Security Trust Deed between Lihir, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Citibank N.A., and J. Aron & Company dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (e)	Lihir Gold Limited Offshore Charge between Lihir and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (f)	Lihir Gold Deed of Security (PNG) 2005 between Lihir and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (g)	Lihir Gold Mortgage of Bullion Account between Lihir and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (h)	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (i)	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (j)	Share Sale and Purchase Agreement between Rio Tinto Western Holdings Limited and Lihir dated October 10, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (k)	Technical and Procurement Services Agreement between Technological Resources Pty Ltd, Rio Tinto Services Limited and Lihir dated October 10, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (l)	General Termination and Release Deed between Lihir, Lihir Management Company Ltd, Rio Tinto Western Holdings Ltd and Rio Tinto plc dated October 10, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (m)	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (n)	Putput and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (o)	Integrated Benefits Package Review Status Statement between Nimamar Rural Local Level Government, Lihir Mining Area Landowners Association, the State of Papua New Guinea, New Ireland Provincial Government and Lihir dated November 9, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (p)	Amended and Restated Lihirian Equity Settlement Agreement dated January 27, 2006 between Mineral Resources Development Company Limited, Mineral Resources Lihir Limited and the European Investment Bank Bank (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (q)	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (r)	Number not used

Exhibit 4 (s)	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (t)	Facility Agreement between Lihir Australian Holdings Pty Limited and Australia and New Zealand Banking Group Limited dated October 17, 2006.

Exhibit 4 (u)	Deed of Charge between Lihir Australian Holdings Pty Limited and Australia and New Zealand Banking Group Limited dated October 19, 2006.

Exhibit 4 (v)	Parent Deposit Agreement between Lihir Gold Limited and Australia and New Zealand Banking Group Limited dated February 12, 2007.

Exhibit 4 (w)	Management Services Agreement (PNG) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006.

Exhibit 4 (x)	Management Services Agreement (Australia) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006.

Exhibit 4 (y)	Merger Implementation Agreement between Lihir Gold Limited, Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006.

Exhibit 4 (z)	Share Subscription Agreement between Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006.

Exhibit 4 (aa)	Deed Poll between Lihir Gold Limited the holders of fully paid ordinary shares in Ballarat Goldfields N.L. dated December 12, 2006.

Exhibit 8	Significant subsidiaries

Exhibit 12 (a)	302 Certification by Chief Executive Officer

Exhibit 12 (b)	302 Certification by Chief Financial Officer

Exhibit 13 (a)	906 Certification by Chief Executive Officer

Exhibit 13 (b)	906 Certification by Chief Financial Officer

Exhibit 8
List of Principal Subsidiaries
•	Niugini Mining Limited, incorporated under the laws of Papua New Guinea, became a 100% owned subsidiary of Lihir on February 2, 2000.
•	Niugini Mining (Australia) Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Niugini Mining Limited.
•	Lihir Management Company Limited, incorporated under the laws of Papua New Guinea, became a 100% owned subsidiary of Lihir on October 10, 2006.
•	Lihir Business Development Limited, incorporated under the laws of Papua New Guinea, is a 100% owned subsidiary of Lihir Management Company Limited.
•	Lihir Services Australia Pty Limited, incorporated under the laws of Australia on September 2, 2005, became a 100% owned subsidiary of Lihir on November 7, 2005.
•	Lihir Australian Holdings Pty Limited, incorporated under the laws of Australia on September 4, 2007, became a 100% owned subsidiary of Lihir on October 16, 2007.
•	Ballarat Goldfields NL, incorporated under the laws of Australia, became a 100% owned subsidiary of Lihir Australian Holdings Pty Limited on March 8, 2007, with effective control being February 26, 2007.
•	Berringa Resources Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields NL.
•	Ballarat West Goldfields Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields NL.
•	New Resources Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields NL.
•	Corpique (No. 21) Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields NL.