Form 20-F/A
period 2006-12-31
LIHIR GOLD LTD
filed 2007-04-20
CIK 1000300

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 2-6860
Lihir Gold Limited
Papua New Guinea
7th Floor, Pacific Place,
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value	NASDAQ National Market*
American Depositary Shares, each of which represents ten	NASDAQ National Market
Lihir Gold Limited Ordinary Shares and which are
evidenced by American Depositary Receipts

*	Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

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
☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
☐ Yes ☑ No

EXPLANATORY NOTE
ITEM 19. EXHIBITS
SIGNATURES
EX-99.12.A: CERTIFICATION
EX-99.12.B: CERTIFICATION

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A is being filed solely to amend the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended of the Annual Report on Form 20-F of Lihir Gold Limited (the “Company”) for the fiscal year ended December 31, 2006, which was filed on April 16, 2007. The Company is including the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
This Amendment is not intended to revise other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 as originally filed, which remains unchanged.
This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

3

ITEM 19. EXHIBITS
The following exhibits are being filed as part of this Amendment No. 1:
12(a) Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12(b) Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

4

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its Annual Report for the year ended December 31, 2006, to be signed on its behalf by the undersigned, thereunto duly authorized.

LIHIR GOLD LIMITED
(Registrant)

/s/ A. Hood Name: A. Hood
Title: Chief Executive Officer
Date: April 18, 2007

5