Form 20-F/A
period 2006-12-31
LIHIR GOLD LTD
filed 2007-12-27
CIK 1000300

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20-F/A
                                 AMENDMENT NO. 2

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

     For the transition period from _________ to _________

                         Commission file number: 2-6860

                               LIHIR GOLD LIMITED

                                Papua New Guinea

                            7th Floor, Pacific Place,
                     Cnr Champion Parade and Musgrave Street
                       Port Moresby, NCD, Papua New Guinea

                                   ----------

           Securities registered pursuant to Section 12(b) of the Act:

                                      None

                                   ----------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value         NASDAQ National Market*

American Depositary Shares, each of which represents ten   NASDAQ National Market
Lihir Gold Limited Ordinary Shares and which are
evidenced by American Depositary Receipts

                                   ----------

* Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

                                   ----------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

                                   ----------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report (at December 31, 2006).

Lihir Gold Limited Ordinary Shares of no par value:   1,284,048,639 fully paid shares
Lihir Gold Limited Treasury "B"  Shares               161,527,405
Lihir Gold Limited Restricted Executive Shares        176,071

                                   ----------

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                                                [X] Yes   [ ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                                [ ] Yes   [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                                                [X] Yes   [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12-2b of the Exchange Act. (Check one):

Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ]   Item 18 [X]

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                                [ ] Yes   [X] No

                                EXPLANATORY NOTE

Lihir Gold Limited is filing this Amendment No. 2 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which was originally filed with the Securities and Exchange Commission on April 16, 2007 and amended on Amendment No.1 which was filed on April 20, 2007. This amendment No.2 amends Items 4, 5 and 18, each of which is amended by replacing such Item in its entirety. Item 4 is amended to correctly reference the use of Industry Guide 7 in the preparation of reserves. Item 5 is amended to correct the Tabular Disclosure of Contractual Obligations for a typographical error against the Capital expenditure commitments line, including updating totals and sub-totals.
Item 18 is amended to:

     - correct the reference to the financial statements on which PricewaterhouseCoopers audited; and,

     - provide additional detail under the heading "Note 1: Statements of Significant Accounting Policies, (xviii) Share Based Payments" to describe the share based payment to MRL

     - amend line item descriptor in "Statement of Changes in Equity" to read "Share rights (net of tax)"

     - amend line item "Share rights expensed" in "Note 20: Reserves and Retained Profits: (A) Reserves, Movements, Share based payments reserve" to show an expense of $382,000

     - add new line item "Referred share rights" in "Note 20: Reserves and Retained Profits: (A) Reserves, Movements, share based payments reserve" to show an amount of $5,161,000.

This Amendment does not reflect events that have occurred after the April 16, 2007 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented in the original Form 20-F, except to reflect the amendments described above.

ITEM 4. INFORMATION ON THE COMPANY

See "Certain Definitions" and "Glossary of Certain Technical Terms" at the end of this Annual Report for the definitions of certain terms used in this Annual Report.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

(I) INTRODUCTION

Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Companies Act of PNG ("Companies Act"). The registered office of the Company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, PNG. The telephone number of the registered office is +675 321 7711. The Company's website is www.lihir.com.pg. The Company owns and operates a gold mine located on Lihir Island in the New Ireland province of PNG and is developing the Ballarat project in the State of Victoria in Australia.

LIHIR MINE

The initial exploration and development work on the Lihir mine was conducted by a joint venture beginning in 1982. A subsidiary of Rio Tinto plc (referred to collectively with its subsidiaries and affiliates, as "Rio Tinto"), one of the participants in the joint venture, prepared a feasibility report on the Lihir mine dated March 1992 and amended in September 1993, October 1994 and May 1995, which was reviewed and audited by Micon International Limited. The joint venture, which undertook almost nine years of test drilling and numerous geological and other studies on the Lihir mine, spent a total of $147 million on exploration and pre-development activities in relation to the Lihir project. In October 1995, the Company acquired the assets relating to the Lihir mine from the joint venture and issued and sold ordinary shares in a global offering. Production of gold from oxide ore commenced in May 1997. In October 1997, the Company completed construction of the processing and related facilities for the Lihir mine and commenced production of gold from sulphide ore.

Of the former participants in the joint venture (or their assignees), only Mineral Resources Lihir Limited still holds an interest in the Company. Rio Tinto completed the sale of all of its shares in the Company in 2005 and no longer holds any interest in Lihir. The Company has been advised that the shares were sold to a range of institutional investors. Niugini Mining Limited, an original joint venture participant, was acquired under a scheme of arrangement and is now a wholly-owned subsidiary of the Company. Mineral Resources Lihir Limited has sold down a proportion of its holding and, the Company understands that as at the date of this Annual Report, its holding amounts to 42,117,082 shares, or 3.02% of the Company's ordinary issued capital.

No options over the Company's shares remain outstanding. See "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders - Share Options".

Until October 2005, the Company was managed by Lihir Management Company Limited, a wholly-owned subsidiary of Rio Tinto, pursuant to a management agreement dated March 17, 1995. Rio Tinto acquired a managing interest in the joint venture in 1989, and the joint venture had been managed by Lihir Management Company Limited since that time. Since October 2005, the Company has been under independent management following termination of the management agreement. As part of the termination of the management arrangement, the Company acquired all of the shares of Lihir Management Company Limited. See "Item 10 - Additional Information - C. Material Contracts - Termination of Rio Tinto management arrangements in 2005".

The company has entered into two management services agreement with Lihir Services Australia Pty Limited ("LSA"), a wholly owned subsidiary. Under the agreements, the Company engages LSA to provide or procure the provision of various services. LSA charges the Company a fee for providing those services under the two agreements.

The assets acquired from the joint venture included the Special Mining Lease, which gives the Company exclusive mining rights within the leased area of Lihir Island for 40 years from 1995. The Lihir mine relates to the mineral deposits located within the area covered by the Special Mining Lease. The Company also holds the Exploration License (EL485), which provides the Company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period. An application for renewal of the exploration licence was made in April 2006 ahead of the expiry date of September 13, 2006. A decision on the renewal has been delayed as a consequence of the establishment of the Mineral Resources Authority. Under the provisions of the Mining Act 1992, the term of the exploration licence is deemed to be extended automatically pending the making of a decision on the renewal application. See "Item 10. - Additional Information - C. Material Contracts - Related Agreements with PNG Government".

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

Capital expenditure over the last three financial years, as discussed in Note 14 to the financial statements, has been as follows:

CAPITAL EXPENDITURE FOR LIHIR MINE IN 2004 - 2006

(IN US$ MILLIONS)    2006   2005   2004
-----------------   -----   ----   ----
Projects            148.3   49.0   47.6
Mining               23.7   34.9   27.4
Processing           15.7   15.6   12.7
                    -----   ----   ----
Total               187.7   99.5   87.7
                    -----   ----   ----

Capital expenditure in fiscal year 2006 totaled $187.7 million and included the following major items (a) $100.2 million for the ongoing construction of the flotation plant expansion plus an associated $17.0 million for additional mining equipment required as a direct result of this expansion, (b) $27.3 million to complete the 20MW expansion of the geothermal power station, (c) $13.0 million for a range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and de-watering wells, (d) $6.3 million for the purchase of two replacement barges and the rebuild/refurbishment of two existing barges and (e) $4.4 million for the refurbishment of shovels,

Capital expenditure in fiscal year 2005 totaled $99.5 million and included the following major items (a) $20.4 million to complete the construction of a 30 megawatt geothermal power station, (b) the commencement of the project to construct a flotation plant to expand the Company's processing capacity with expenditure of $15.2 million after feasibility studies costing an initial $2.8 million (c) $12.7 million for a range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and de-watering wells, (d) $9.5 million for the purchase of new mining equipment or refurbishment of existing mining equipment, (e) $7.9 million for a 20 megawatt geothermal power plant expansion, (f) $6.7 million for the purchase of a fifth barge and the rebuild/refurbishment of two existing barges, (g) $4.7 million for a gravity gold separation circuit to further improve gold recovery, and (h) $4.4 million for the autoclave process and other process plant improvements.

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

B. BUSINESS OVERVIEW

Lihir's operations consist of a significant single mine on Lihir Island in Papua New Guinea that produces gold dore (a mixture of gold and other metals) as its sole product and the Ballarat gold mining project being developed in Victoria, Australia. With respect to the Lihir mine, gold is mined and processed on Lihir Island. After refining by AGR Matthey in Perth, Western Australia, the gold is 'sold spot location London' through the international gold market or delivered into hedge contracts with fourteen selected hedge counter-parties (specifically ABN-AMRO Australia Limited, Australia and New Zealand Banking Group Limited, Bank of Scotland, Banque Nationale de Paris Paribas, Commonwealth Bank of Australia, Bayerische Hypo-und Vereinsbank AG, Macquarie Bank Limited, Natexis Banques Populaires, National Australia Bank Limited, Societe Generale Australia, WestLB AG, Westpac Banking Corporation, Goldman Sachs JB Were Pty Ltd, and Mitsui). The gold market is not generally regarded as being influenced by seasonal factors. See "Item 3. Key

Information - Risk Factors" for a discussion of gold prices and "Item 5. Operating and Financial Review and Prospects - "A. Operating Results".

Lihir's licenses to operate and mine in PNG are subject to the PNG Mining Act 1992 and the Mining Development Contract dated March 17, 1995 with the PNG Government. See "Item 10. Additional Information - C. Material Contracts - PNG Mining Laws, Related Agreements with PNG Government". Lihir's use of patented process technologies, including Dynatech Corporation's (formerly Sherritt) pressure oxidation process and Anglo-American Research Laboratories' elution system, are secured through life-of-mine license agreements. See "Item 10. Additional Information - C. Material Contracts - Operations Agreements".

The Ballarat project comprises four granted Mining Licences, aggregating to an area of 22.1km(2), and a single granted Exploration Licence comprising a semi-contiguous area of 126km(2) all granted in the state of Victoria, Australia. All tenements are held 100% by Ballarat and are in good standing.

DESCRIPTION OF OPERATIONS

OVERVIEW

The following is a summary of Lihir's current operations. Given the size, scope and long remaining production life of Lihir, changes in operations may be made in the future, and these changes could be material. See "Item 3. Key Information
- D. Risk Factors" for a discussion of possible risks to Lihir's operations.

The mining of the Lihir ore body is based on open pit mining of three main linked pits. Most of the ore is refractory sulphide ore that must be oxidized before the gold can be leached through cyanidation. Pressure oxidation technology licensed from Dynatec Corporation, (formerly Sherritt), is used to treat the refractory ore. In 2005, construction of an additional 3Mt per year capacity flotation circuit with expanded grinding, flotation and oxygen capacities was approved and commenced. The flotation circuit commenced commissioning in the first quarter of 2007. The advantage of the flotation expansion is as follows:

- it enables the treatment of ore into a higher grade sulphide concentrate for pressure oxidation feed, and

- sensitivity analyses indicate that the flotation expansion has a lower risk profile than the current plant configuration case, because it is less sensitive to most adverse variations in sulphur feed types.

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

                            CURRENT PLANT FLOWCHART

                                  (FLOWCHART)

PLANT

                     FLOWCHART AFTER FLOTATION INSTALLATION

                                  (FLOWCHART)

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

Mining of sulphide ore commenced in the Minifie area because of its higher grade and shallower depth, and has been extended over time to encompass the Lienetz and Kapit areas. During 2003 and 2004 most of the mine production was from the Minifie pit. Production of ore from the high grade Phase 5 in the Lienetz pit started in the final quarter of 2004 and it was the main ore source in 2005 until mid 2006. Phase 7 development commenced in April 2005 and was the main source of ore for the second half of 2006 and into 2007. Phase 6 development commenced in July 2006 and will be the main ore source for the second half of 2007.

Material moved during 2006, 2005 and 2004 is shown in the table.

                                      2006     2005     2004
                                     ------   ------   ------
High-Grade Sulphide Ore (K tonnes)    4,204    3,518    5,036
High-Grade Sulphide (g Au/t)           5.51     6.11     5.11
Low-Grade Sulphide Ore (K tonnes)     3,751    5,857    6,550
Low-Grade Sulphide Ore (g Au/t)        2.27     2.05     2.23
Total Ore (K tonnes)                  7,955    9,375   11,586
Total Ore (g Au/t)                     3.98     3.57     3.52
Total Waste                          48,195   32,177   35,170
Total Material                       56,150   41,552   46,756

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

                              (PERFORMANCE CHART)

                SULPHIDE SULPHUR GRADE IN AUTOCLAVE FEED SOLIDS

ASSUMPTIONS:

50 minutes residence time
30 deg. C feed temperature pre heat recovery
90 deg. C max feed temperature post heat recovery
Oxygen utilisation = 90%
Quench water added to compartment 1a, 1b and 1c = 7m(3)/h/autoclave

PLANT OPTIMISATION FOR SELECTED HARDNESS/WORK INDEX AND SULPHUR GRADES

                              (PERFORMANCE CHART)

The resultant primary cut-off grades from the design process for plant feed during the "mining period" by years are shown in the following table.

CUT-OFF GRADE STRATEGY FOR PLANT FEED

                (CUT-OFF GRADE STRATEGY FOR PLANT FEED GRAPHIC)

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

BLASTING. Lihir has engaged a contractor, Orica, to provide all products, labour and equipment to carry out the required blasting operations. This includes procurement, transport, manufacture, storage and management of all explosive material and the design, provision, repair and maintenance of magazines, manufacturing facilities with a capacity of 40 tonnes of emulsion per day, and mobile explosive delivery units. The contractor measures and records hole data (including temperature), primes holes, loads explosives down the holes, ties-in and initiates the shots, and is responsible for legal compliance during manufacture, and blasting (including post-blast inspection and dealing with misfires and secondary blasting). Since the ground temperatures are typically above 100 degrees Celsius, explosive emulsions used are desensitized to heat by special formulation and blending with glass micro balloons. New formulations are currently under development in anticipation of the need to blast in higher ground temperatures. See "Item 10. Additional Information - C.Material Contracts
- Operations Agreements".

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

The recent worldwide upswing in mining activity has resulted in shortages and longer lead times for truck tires, major change out components, new equipment and experienced maintenance workers and operators. It is not known how these supply conditions will change over time. It is also unknown if sufficient 136 tonne radial truck tires can be procured during 2007 and thereafter due to capacity shortages from the three main tire manufacturers. Retreaded tyres, second hand tyres and lower rated tyres are all being trialed on site while a focus has been maintained on improving radial tyre life. Shortages in radial tires will have a material effect on mining operations for Lihir and for the mining industry in general, however there has not been a material negative impact to cost effectiveness and mining efficiency during 2006. Increased oil prices had a materially negative effect on the cost of operating equipment during 2005 which continued in 2006. See "Item 3. Key Information - D. Risk Factors".

PROCESSING

GENERAL. The Company's processing plant is located in an area known as Putput, close to the mine at the mouth of Luise Harbour. Lihir ore is termed refractory, meaning that conventional extraction of gold by cyanidation is not viable without pre-treatment. The Lihir process plant incorporates a pressure oxidation pre-treatment step using autoclaves to release the gold. This in turn is followed by conventional cyanidation.

The plant's facilities first crush and grind the ore into slurry suitable for pressure oxidation. A small flotation plant is sometimes used to concentrate a portion of the slurry as required. The ore is then subjected to pressure oxidation, counter-current decantation ("CCD"), neutralization, carbon-in-leach ("CIL"), and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electro winning and smelting.

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

STOCKPILING AND BLENDING. A series of conveyors transport the crushed ore to a stockpile of approximately 100,000 tonnes capacity located at the Putput processing plant. Ore is reclaimed from the stockpile via under pile feeders and conveyed into the semi-autogenous grinding ("SAG") mill. Ore that does not flow freely through the under pile feeders is reclaimed by front-end loader and fed through a separate feeder.

As part of the planned upgrade the stockpile area is being enlarged to allow stockpiling and segregation of flotation feed ores ("FGO") and direct feed (High grade ore - "HGO") ores to be reclaimed and processed in the respective milling circuits. A loader will provide ore to a feed bin which will provide ore to the FGO milling circuit.

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

PRESSURE OXIDATION. The Lihir pressure oxidation circuit utilizes Dynatec Corporation (formerly Sherritt) patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry is first pre-heated to between 60 and 90 degrees Celsius in heat recovery vessels before being pumped under high pressure into three horizontal, six-compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,650 kPa and a temperature of 200 - 210 degrees Celsius. Pure oxygen added into the autoclaves causes rapid oxidation of sulphide minerals, and consequent release of gold particles, to occur. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced to atmospheric conditions. Resultant steam produced in the flash vessels is used to pre-heat autoclave feed in direct contact heat recovery vessels. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.

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

Gold bearing solution from the elution process is circulated through electrowinning cells where gold is recovered from solution through electro-plating to produce a gold sludge. Finally, the sludge is dried and smelted in a furnace to produce dore bars. The gold recovery facility was originally designed to treat up to 20 tonnes per day of loaded carbon. This was increased to 28 tonnes per day in 2004.

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

The combined streams are subsequently discharged into the ocean via a pipeline at a depth of 128 meters, which is below the surface mixed layer of the ocean. The surface mixed layer, which is the uppermost layer of the ocean that is constantly mixed by wind and wave action, varies with location and time, with a maximum depth of 98 meters being recorded to date at Lihir. Being denser than the receiving seawater, tailings discharged below the surface mixed layer move down the steep submarine slope and will not rise to the surface. See "Environmental Considerations" below for a discussion of this method of tailings disposal

ECONOMIC GRADE ORES. Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulphide in the ore. To mitigate this effect, a number of measures have been taken:

     - The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulphide in ore feed.

     - Flotation plant capacity provides an opportunity to increase the sulphide grade of stockpile ore.

     - Blending of stockpile ores combined with operation of the flotation circuit will enable feeding of the autoclave circuit at the optimum sulphur level.

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

LOGISTICS

Operational consumables, supplies and maintenance parts are sourced from major suppliers within PNG and the Asia Pacific region. Petroleum products are sourced from Singapore and Fiji, cyanide from Korea, and quicklime from New Zealand. Majority of supplies are consolidated at Lihir's forwarding agency and transported by regular shipments from Brisbane, Australia. Supplies are generally secured through contracts varying between one and five years' duration.

WORKFORCE

At December 2006, the Company employed 1,587 people. Of this number, 567 or 36% were Lihirian, 834 or 54% other Papua New Guinean nationals and 186 or 10% were expatriates from various other countries. A great deal of work at the site is undertaken by third party contractors, or business partners, with the major employers in this group being locally owned companies. The total workforce, including business partners, totaled in excess of 3,700 people including personnel associated with construction of the flotation expansion. The Company continues to sponsor regular professional and developmental training, both in-house and externally. See "Item 6 - Directors, Senior Management and Employees - D. Employees."

COMMUNITY AFFAIRS

Lihir is the collective name for a group of four islands with a total population, at last count in December 2006, of approximately 13,900 Lihirians, and approximately 4,400 immigrants from other parts of Papua New Guinea (PNG).

Lihir is over 900 kilometers from Port Moresby and at least two hours' travel by motorized boat from the nearest land mass (New Ireland, Tanga or Tabar islands). Because of this relative geographic isolation, the Lihir community is fairly self-contained. Comprehensive land tenure and genealogy studies were conducted prior to the mine's development and records are updated annually. The people of Lihir share a common language and the same clan structure, factors which assisted in the original conduct of the compensation negotiations and project approval by the community.

In 1995, a comprehensive set of benefits and compensation arrangements known as the Integrated Benefits Package ("IBP") were agreed between the Company, the three levels of government and the people of Lihir. The IBP details the commitments made by the various stakeholders to the community in terms of infrastructure and support, community development, compensation, and relocation of certain families from within the Special Mining Lease. The IBP contains in one volume all of the commitments made to the people of Lihir in return for their allowing the project to proceed on their land.

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

As part of that process, Lihir Gold has sought to maintain the Lihirian community's involvement with and interest in the Lihir project. To that end, one element of the IBP agreement is a proposal that Lihir Gold issue additional shares to Mineral Resources Lihir Limited ("MRL") which has held equity in the Company since Lihir Gold was publicly listed in 1995. MRL holds shares in the Company on trust for adult Lihirian landowners pursuant to the terms of the Lihirian Equity Trust. Since 2005, MRL has sold part of its interest in Lihir Gold. This was initially done to fund loan repayments, in the absence of Lihir Gold dividends being paid. More recently, further sales were made following MRL obtaining Court orders in November 2006 enabling the terms of the Lihirian Equity Trust to be varied. After MRL's initial sell down to fund its loan repayments was complete (but prior to MRL's most recent sales after the terms of the Trust were amended) Lihir Gold stated that it proposed to issue 3,284,499 additional shares to MRL for nil consideration in the interests of maintaining the Lihirian direct engagement with the project. Also under discussion are a greater role by the Lihirian community in contract mining and other business opportunities. The discussions on this and other issues are continuing within the context of the IBP agreement which, as noted above, sets the framework for ongoing negotiation and discussion.

The Company has made substantial annual financial contribution by way of compensation, community development, royalties, wages and other payments to the Lihirian community as shown in the table below.

                        2006   2005   2004   2003   2002   2001
                        ----   ----   ----   ----   ----   ----
Kina millions           31.4   24.8   37.2   25.2   26.5   18.1
$ millions equivalent   10.7    8.5   11.8    7.2    6.6    5.0

Even though the Company puts significant effort into addressing landowner issues, it cannot guarantee that specific disputes will not disrupt operations in the future. See "Risk Factors-Item 3 - Key Information - Risk Factors".

BUSINESS DEVELOPMENT - The Company provides direct support for business development to the local community through its business development office ("BDO"). BDO assists the local business community to develop realistic, sustainable commercial opportunities. BDO assistance to local businesses has included the development of business plans, managerial advice, preparation and lodgment of VAT, group tax and company returns, secretarial support and business training. In some cases, small loans have also been provided. More than 120 small businesses operate on Lihir, most of which have received some form of assistance from BDO.

BDO continues to provide advice and assistance to local businesses to assist them to maintain financial records and to otherwise comply with the PNG Companies Act and Business Group Registration Act.

Many local businesses continue to benefit from the Company's outsourcing program for non-core activities by providing goods and services to the Lihir project. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy. Payments to local businesses and contractors amounted to approximately $46 million for supplies and services performed in 2006.

EDUCATION ASSISTANCE - In 2006, the Company continued to assist Lihirian students through a range of programs. Assistance was provided for four Lihirian students at secondary schools outside of Lihir, 319 students attending top-up schools on Lihir and direct monetary grants were made to 33 local schools. Full scholarships were also granted to four undergraduates to undertake degree and diploma courses at tertiary educational institutions and two at vocational school.

OCCUPATIONAL HEALTH AND SAFETY

Lihir operates in a unique and challenging work environment. The Company is committed to having a workforce free of injury and occupational illness; and ensuring employees, business partners and the community benefit from the Occupational Health and Safety ("OH&S") management plans developed for its Lihir operations.

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

Neither body was recovered and a coroner's certificate was issued for both men stating they had died as a result of the landslide.

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

MOVING FORWARD

Both lead and lag indicators are used to measure Lihir's safety performance. Some of the lead indicators used are number of audits and inspections completed, percentage of corrective actions closed out, SOP development and review as well as the number of Job Safety Observations ("JSOs") completed. JSOs are an integral part of Lihir's behavioral (or cultural) based, safety program. In late 2006, Lihir embarked on a three year program to further improve the safety culture at its Lihir operation. Lag indicators used are the traditional measures of injury frequency rates. Lihir measure both lost time injuries ("LTI") and serious injuries, (which is the total of lost time and medical treatable injuries, other than first aid). The frequency rates are based on 1,000,000 exposure hours to align with and benchmark ourselves against Australian mining companies.

In 2006 exposure hours increased with the construction of the new 20 MGW geothermal plant and the flotation expansion project. By focusing on the positive performance indicators Lihir managed to reduce actual LTI numbers by half and reduce the LTI frequency rate ("LTIFR") by nearly two thirds.

LIHIR LTIS AND LTIFR BY YEAR

        1998   1999   2000   2001   2002   2003   2004   2005   2006
        ----   ----   ----   ----   ----   ----   ----   ----   ----
LTI       12     11     11     16     11     12     13     12      5
LTIFR   2.05   1.70   1.75   2.30   1.80   1.50   1.50   1.53   0.53

Site wide OH&S safety plans are developed and cascade down through the business to departmental and sectional levels. Key performance areas and key performance indicators are then benchmarked and reported on using a balanced score card. The scorecards are updated monthly and reported across the departments and site so employees can keep track of our safety performances. Employees participate in setting the departmental and sectional targets and then "act like owners" to ensure our lead indicators are met, thus reducing the lag indicators.

Improvements for 2007 also include a strong focus on occupational health issues. Key areas have been identified such as fatigue and programs are now being implemented to reduce the affects of occupational health related incidents. Lifestyle issues are also included and include problem areas such as hypertension, diabetes and obesity. The aim is to improve the employee's health and lifestyle and the flow on from this will be seen in increased productivity.

The Occupational Health and Safety Management System ("OHSMS") is currently being updated and aligned with the Lihir Integrated Management System ("LIMS"). The update is to ensure the OHSMS is current and meets the business needs.

Strong robust systems alongside a positive safety culture where employees act like owners will ensure Lihir achieves its safety vision of "No Injuries to Anyone Ever".

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

Attendance at the Lihir Medical Center during 2006 continued to show an increasing trend, with more than 68,000 outpatient reviews conducted for the period. The likely reasons for the increased attendance include, an increase in the number of people living in the mine affected areas principally through immigration, poor functionality of the public health system throughout the Lihir islands, more recently an increase in the size of the Company's workforce and finally the preferential recruitment of Lihirians which is increasing the number of dependents who are eligible for free medical care. To help improve the functionality of government health facilities, a series of initiatives have been implemented including regular aid post visits by the Company's medical staff, in house capacity building for aid post workers. Medical staff will continue to encourage Lihirian students to pursue health related studies as a long term sustainability initiative.

PROCESSING PERIOD AFTER 2021

Pursuant to the Company's current mine plan, economic grade material will be stockpiled during the life of the mining operation reaching maximum levels estimated at 106 million tonnes in 2021. This stockpile material is projected to have an average grade of 2.1g/t. After applying recoveries of approximately 85%
- 87% based on current operating practices, for higher grade ore being processed first, production is forecast to average approximately 300,000 ounces per annum during the post-mining processing period commencing in 2022. The ultimate amount of material stockpiled and processed may vary depending on future cut-off grades policies adopted, error estimation inherent with proven and probable reserves categories, and the overall contained sulphur levels of long term stockpiles.

Under current mine plans based on the 2004 Reserves, the open pit mining period is forecast to wind down over 2021 and 2022, with 2023 being the first full year post mining and 2041 being the last full year of processing with, a small amount being scheduled for 2042. The Company's mine plans may vary in the future, having effects on stockpiled quantities and the mining and processing periods.

Annual gold production in ounces during the production period following the mining period is estimated as follows:

SYMBOL        PRODUCTION PARAMETER             UNIT         VALUE
------   -----------------------------   ---------------   -------
A        Estimated Stock Pile Material   Mtonnes               113
B        Plant Annual Throughput         Mtonnes               5.6
         (calculation = A/B)             years                  20
C        Gold Grade - average            Au g/t               2.15
D        Plant Recovery                  %                    86.7%
E        Conversion                      grams to ounces   31.1035

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

LIHIR PROCESS PLANT EXPANSION OPTION STUDY

The current mine production of ore significantly exceeds the process plant capacity, with the excess ore stockpiled for reclaiming and processing in future. Accordingly, during 2006 a study into the options for expanding the Lihir process plant was undertaken. Various options to achieve process plant capacity increases were examined during the options study, and various technologies considered for processing the additional ore. Capital and operating cost estimates were developed to allow a financial analysis of each of the options considered. The results indicated that the optimum option for expansion was one where the existing pressure oxidation process technology already in use at the mine would continue to be utilised. The selected option involves utilising a larger diameter autoclave than the existing autoclaves, such that the capacity of the unit would be twice that of each of the existing units. This option provided the least technical risk and greatest return on capital expended. The annual throughput capacity of the process plant is targeted to increase to approximately 11 - 12 million tonnes as a result, depending on among other things, the sulphur content of the ore feed, and a corresponding increase of gold production of up to 350,000 ounces. Capital expenditure requirements for the additional plant and equipment were estimated to be approximately $500 - $550 million. Additional capital for expansion of the geothermal power generating capacity that would be required to meet the expanded plant power draw was estimated to be around $100 million. A feasibility study into the selected expansion option will be undertaken in order to more accurately estimate capital and operating costs, and to commence work required for regulatory approvals. In addition, exploration to expand the required additional geothermal power steam reserves will also commence in 2007. The feasibility study is expected to be completed early in 2008, and pending the finalisation of the study, it is envisaged that construction would commence in 2008, potentially enabling the new infrastructure to be in full operation during 2010.

RECENT DEVELOPMENTS

ACQUISITION OF BALLARAT GOLDFIELDS NL

On February 26, 2007, the Company gained effective control of an Australian gold mine development company, Ballarat Goldfields through a scheme of arrangement which was approved by Ballarat's shareholders and the Supreme Court of Victoria. The acquisition of all the shares of Ballarat was completed on March 8, 2007 when the Company issued Lihir shares to Ballarat shareholders. Under the scheme of arrangement, Ballarat's shareholders received five Lihir shares for every 54 Ballarat shares held, valuing Ballarat at approximately A$445.8 million at the date of acquisition, based on its fully diluted share capital with former Ballarat shareholders holding around 8% of the issued capital of Lihir.

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

During Ballarat's financial year ended June 30, 2006, Ballarat commenced construction of the process plant for the Ballarat East project. Construction of the first stage of the plant was completed in December 2006.

The area where all of Ballarat's exploration projects are located, the Ballarat district, has historically yielded over 12 million ounces of gold, making it the second largest field in Victoria, and the fifth largest in Australia in terms of production to date. The majority of gold mining occurred between 1851 and 1917, after which the field closed due to poor economic conditions and labor shortages brought about by the First World War. A feature of the historic mining activity is that the gold deposits were mined by numerous companies and individuals who had rights to various sections of land over Ballarat. This fragmented ownership across the field often resulted in multiple companies mining the same ore body, and as a result a comprehensive understanding of the geological structure of the field was not possible. Since then, only minor works had been undertaken until Ballarat consolidated the leases across the goldfield and developed a new, comprehensive geological model which has identified and attempted to estimate the exploration potential amongst and beneath the historic workings of the Ballarat East field.

Lihir believes that its acquisition of Ballarat will strengthen the future of Ballarat's operations by providing the financial resources required to take the Ballarat East project to full development, which will diversify the Company's operations, add a new revenue stream, in a new geographic area, and provide a significant avenue for potential production growth.

C. ORGANIZATIONAL STRUCTURE

Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Companies Act. The registered office of the Company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, NCD, PNG while the Company has a corporate office located in Brisbane, Queensland, Australia. The Company owns and operates a gold mine located on Lihir Island in the New Ireland province of PNG and is developing the Ballarat project in the State of Victoria in Australia.

The Lihir gold mine is owned directly by Lihir Gold Limited. Until October 10, 2005, the Company and the Lihir operation were managed by Lihir Management Company Limited, a company incorporated in PNG, which was, until that time, a wholly-owned subsidiary of Rio Tinto. As part of the termination of the Rio Tinto management arrangements, the Company acquired all of the shares of Lihir Management Company Limited. See "Item 10. Additional Information - C. Material Contracts - Termination of Rio Tinto management arrangements in 2005". Lihir Management Company Limited has one wholly-owned subsidiary, Lihir Business Development Limited, which is incorporated in PNG.

As a result of a merger effected on February 2, 2000, Niugini Mining Limited, incorporated in PNG, became a 100% owned subsidiary of the Company. Niugini Mining Limited's shares in the Company were converted to Class B shares and, as at the date of this report, Niugini Mining Limited holds 161,527,405 Class B shares in the Company. Niugini Mining (Australia) Pty Ltd, incorporated in Australia, is a 100% owned subsidiary of Niugini Mining Limited. Niugini Mining (Australia) Pty Ltd is the sole subsidiary of Niugini Mining Limited. Neither company has continuing operations. However, contingent liabilities relate to both companies. See Notes 25 to the financial statements.

On November 7, 2005, Lihir Services Australia Pty Ltd was acquired and became a wholly-owned subsidiary of the Company. The entity was incorporated and registered in Australia on September 2, 2005. Lihir Services Australia Pty Ltd has entered into a services agreement with Lihir to provide certain management and related services.

On October 16, 2006, Lihir Australian Holdings Pty Ltd ("LAH") was acquired and became a wholly-owned subsidiary of the Company. This entity was incorporated and registered in Australia on September 4, 2006.

On March 8, 2007 LAH completed the acquisition of all the shares of an Australian gold mine development company, Ballarat Goldfields NL ("Ballarat") through a scheme of arrangement which was approved by Ballarat's shareholders and the Supreme Court of Victoria. See "Item 4. Information on the Company - B. Business Overview - Recent Developments".

New Resources Pty Ltd, Berringa Resources Pty Ltd, Ballarat West Goldfields Pty Ltd and Corpique (No. 21) Pty Ltd are wholly-owned subsidiaries of Ballarat. These entities were incorporated and are registered in Australia.

                                  (FLOWCHART)

D. PROPERTY, PLANT AND EQUIPMENT

Lihir is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. See "Business Overview - Description of Operations". As at December 31, 2006, the facilities have a replacement value of approximately $816 million.

MINING RIGHTS

Lihir holds the Special Mining Lease which gives the exclusive right to mine and produce gold from the Luise Caldera area on Lihir Island, including the site of the processing plant on Putput Point. The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated. For a discussion of applicable PNG mining laws and the specific terms and conditions of the Special Mining Lease, Exploration License and Mining Development Contract, see "Item 10. Additional Information - C. Material Contracts - PNG Mining Laws and Related Agreements with PNG Government".

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

Lihir Island is a volcanic seamount that rises steeply from sea level to about 600 meters above sea level. It is approximately oval in shape, roughly 22 kilometers long from north to south and 14.5 kilometers from east to west at its widest points. There is a caldera from what is believed to be a no longer active volcano (the "Luise Caldera"), which adjoins a harbour (the "Luise Harbour") on the east coast of the island. All of the known ore deposits of the Lihir mine are located in the Luise Caldera.

Lihir Island experiences a high level of rainfall, averaging about 3,750 millimeters per year with a range between 2,800 and 5,400 millimeters experienced during operations to date. It has an annual mean relative humidity of about 82%. The temperature generally varies between 20(0)C and 30(0)C (68(0)F and 86(0)F). Lihir Island is north of the area most affected by cyclones. Natural vegetation is mostly rain forest.

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

                                     (MAP)

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

                                   (GRAPHIC)

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

The mineral deposits in the Luise Caldera are hosted by volcanics, intrusives and breccias, and there has been extensive alteration of these rocks within the caldera. Two major alteration episodes have been identified, an earlier and deeper "porphyry style" event resulting in potassic alteration grading laterally to propylitic alteration and a later and higher level epithermal event producing argillic, advanced argillic and phyllic alteration. Because the intensive alteration has destroyed much of the original host rock lithology, the deposits have been classified into a series of ore types based on alteration, hardness, degree of brecciation and similar factors. While this is more a metallurgical classification than a geologic one, it has proved useful in determining many of the mining and processing characteristics of the ore body and host rocks. The ore types are roughly sub-horizontal and form a fairly consistent vertical sequence. The general sequence is that of clay-rich rock, grading into white mica-rock, then felspar-biotite and, at depth, into felspar-biotite-anhydrite. Within and on the boundaries of the ore types, geological structure is also a major influence in the localisation of higher grades in the ore body.

RESERVES ESTIMATES

During 2003 and 2004, an intensive resource definition and extension drilling program was undertaken at Lihir, which partially converted the Kapit deposit into reserves. Potential exists to further extend the Company's reserve on Lihir.

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

                                                                            CONTAINED
                               RESERVE         TONNES      AVERAGE GRADE     OUNCES
                              CATEGORY     (IN MILLIONS)      (G AU/T)     (MILLIONS)
                            ------------   -------------   -------------   ----------
Un-mined Ore                   Proven              0               0             0
                              Probable         212.0            2.89          19.7
Economic Stockpiled Ore*       Proven           46.5            2.57           3.8
TOTAL RESERVES                                 258.5            2.83          23.6

* Economic Stockpiled Ore

                             High Grade          0.6            5.26           0.1
                            Medium Grade         2.9            3.47           0.3
                             Low Grade          43.7            2.47           3.4
TOTAL STOCKPILED               PROVEN           46.5            2.57           3.8

Reserves have been prepared in accordance with Industry Guide 7 under the United States Securities Act of 1933 and the following definitions:

The term "reserves" means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination.

The term "economically", as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established or analytically demonstrated. The assumptions made must be reasonable, including assumptions concerning the prices and costs that will prevail during the life of the project.

The term "legally", as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist there should not be any significant uncertainty concerning issuance of these permits or resolution of legal issues.

The term "proven reserves" means reserves for which; (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

The term "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

The calculation of break even cut-off grade of 1.38g/t for ore fed directly to the autoclaves and 0.87g/t for ore fed via the flotation circuit considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpiled lower grade fraction. The costs used are based on life of mine modeled costs broken into two periods, the 'mine and process period', and 'stockpile processing period'. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. The recoveries used are based on current operating experience that has shown to be a logarithmic average for all material types.

Costs have been split by fixed and variable, to allow a more definitive estimate during the two main periods of 'mine and process period', and 'stockpile processing period'. The components of the cut-off grade plus the incurred mining costs are used in the optimization process to determine the ultimate pit limits and economic ore to be mined. Mining costs will vary and are most dependent on material types, blasting characteristics and haulage distances.

The application of cut-off grade ("COG") in the determination of reserves and optimization mine schedules uses pit optimization software, with cut-off grade optimization and blending modules. The process uses a strategy of progressive refinement to develop the optimum pit. The final stage of the process for cut-off policies uses a scheduler. This scheduler is a constraint-based scheduling system that maximizes NPV. It is capable of optimizing the mining schedule (including cut-off grade strategy) within specified constraints.

There are no significant quantities of silver in Lihir's reserves nor are any significant quantities of silver recovered.

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

The drilling program for 2006, which was significantly reduced from previous years' programs, looked at appropriate infill and geotechnical work in the Minifie, Lienetz, and Kapit areas, with an increasing emphasis on improved ore definition and design criteria for mine scheduling purposes. Exploration expenditure for 2006, 2005 and 2004 was $6.0 million, $6.2 million and $5.3 million, respectively. Drilling is scheduled for 2007 under the South Kapit stockpile (continuing on the from 2006 program), and in the eastern Kapit area, in an effort to increase the available resources and in the Kapit area in an attempt to convert inferred resources currently on the margins of the mine design, into indicated resources.

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

ENVIRONMENTAL CONSIDERATIONS

OVERVIEW

The Company operates in accordance with an environmental plan ("EP") approved by the PNG Government when the project was first established and works closely with that government in implementing all statutory monitoring and reporting as specified in its environmental monitoring and management program ("EMMP"). It also operates in accordance with all water use permits issued for the site. The EMMP details the regular monitoring which is undertaken at over 50 locations around the Lihir island group for over 50 environmental parameters. All results from environmental monitoring are reported to the government and landowners on a regular basis.

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

Lihir has completed a number of process plant improvements since the commencement of operations, including addition of a flotation circuit to further improve the economics of the project, improvements in mine water/sediment/acid rock drainage management ("MWSAMP") and the use of geothermal steam for power generation. As a result of these capital improvement programs the processing throughput has increased to 4.3 Mtpa compared with the original design capacity of 2.8 Mtpa.

The flotation circuit increased the maximum ore-processing throughput from 4.3 Mtpa to 6.7 Mtpa. A feasibility study was submitted to the PNG Government in March 2005 and it was acknowledged by the Department of Conservation and Environment ("DEC") that the expansion was accommodated under the existing project approvals including compliance with the Water Use Permit (WUP 29/990) for discharging tailings via Deep Sea Tailings Placement ("DSTP") that will result in the expected discharge of 16,500 m(3)/hr compared to the permitted allowance of 20,833 m(3)/hr.

In parallel with planning and implementation of the addition of a flotation circuit, the Company made a voluntary submission of an environmental inception report and environmental impact statement ("EIS") for the project in conformity with the new Environmental Act. The new EIS was endorsed by DEC, but was referred by the Minister for Environment for consideration by a Working Group to provide further advice. Submissions have been given by the Working Group to DEC. Consideration of the new EIS is to be undertaken by DEC before the new EIS is referred to the Minister for approval. If the new EIS is approved, the Company will be entitled to the grant of an environment permit which will define the key environmental impact parameters as defined in the EIS. If the new EIS is not approved, the Company will continue to rely on its original EP.

The Company has employed independent environmental consultants report on its environmental compliance. In addition, the PNG Government carries out its own independent monitoring for elements contained in the EMMP to confirm the Company's results, and, the Company complies with its own stringent corporate reporting requirements, initially imposed by Rio Tinto through the management agreement, and maintained internally under independent management.

In addition to the statutory environmental compliance monitoring and reporting through the EMMP, the Company undertakes studies to improve understanding of the environmental consequences of the operation. The Company is involved in research projects with CSIRO Division of Marine Science, CSIRO Center for Mining Environmental Research, CSIRO Center for Advanced Analytical Chemistry Energy Technology, James Cook University, Canberra University, URS and Klohn Crippen Consultants Ltd. While the Company's monitoring and research projects are continuing, results from investigations to date suggest that the level of impacts originating from the Company's activities are less than originally predicted.

The Company obtained full certification of its Environmental Management System ("EMS") against the ISO14001 standard in May 2004, making Lihir the first mine in PNG to do so.

ENVIRONMENTAL PLAN

Extensive environmental baseline studies of the Lihir Group of Islands were carried out during exploration with the involvement of the Lihirian community. These baseline studies were followed by an environmental impact assessment of the Lihir mine, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbour. Each of these impacts are outlined below; however, in summary, ongoing environmental monitoring performed by the Company (involving the community), and independently by the PNG Government and independent consultant reveals that impacts to date are less than that anticipated in the project's EP as factored into the approval by the PNG Government for the project to proceed.

Following its environmental impact assessment, the EP was prepared by specialized external consultants (NSR Environmental Consultants Pty Ltd) on behalf of the joint venture and submitted to the PNG Government in accordance with Section 4(6) of the PNG Environmental Planning Act. The EP was subsequently approved and describes the proposed development, existing environment, anticipated impacts and proposed safeguards, and the EMMP for the construction and operational phases of the mine's development.

The 2006-2007 research program defines a set of integrated projects with a primary objective to define marine impacts associated with Lihir's operations. They relate to:

     1. Distribution of bioactive mine-derived contaminants, including secondary precipitates/flocs (particularly As speciation (e.g. arsenobetane)) formed on neutralization of mine tailings with seawater (CSIRO Centre for Advanced Analytical Chemistry & company - sponsored post graduate student);

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

The Company regularly monitors the impact of its marine disposal operations and has always remained in compliance with the PNG Government water quality criteria for the protection of marine ecosystems. In addition, a comprehensive three-year research program on the impact of marine geological waste disposal on fisheries resources around Lihir conducted by CSIRO Division of Marine Science, (completed in 2003 with the report published in 2004), revealed no significant impacts on the diversity, abundance or bio-concentration of metals in fish as a result of the mine's presence. The Company's own monitoring results of marine sea grass and shellfish are consistent with the CSIRO findings. While the three-year study concluded that the Lihir mine had local impacts on the shallow-water and deep-water fish and benthic reef populations, most likely due to sedimentation, the most recent estimated densities of reef-fishes for Lihir Island indicates there have been no downward trends in fish abundance since 1999, indicating the fish populations are in steady state. While long-term monitoring of the shallow water reef fish and seabed communities around Lihir Island is continuing research is also being directed towards assessing the impacts on deep seafloor organisms and the impact of marine waste disposal on ocean plankton and pelagic fishes.

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

STOCKPILE DRAINAGE

The EP suggested that drainage from the economic grade ore stockpiles may cause acidic run-off, and elevated levels of dissolved metals, including iron, copper, arsenic, zinc, aluminum, manganese, cadmium, lead and, possibly, mercury and chromium. The Company installed some stockpile covers to reduce the generation of stockpile leachate, however the cover was removed towards the end of 2006 due to continuing tears, lacerations and failures. The cost of a replacement cover has been included in the current budget. The concentration of these metals in the marine environment at Lihir's compliance monitoring locations, remain within the limits imposed by the PNG Government for the protection of marine ecosystems, and there is no evidence, as supported by the CSIRO Division of Marine Science study, that discharge of stockpile leachate has had a deleterious impact on fisheries communities adjacent to the mine.

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

Tailings are discharged under water at a depth of 128 meters through a 1.2 meter diameter steel-cased high density polyethylene ("HDPE") pipeline. The discharge depth was chosen following extensive field-work on the structure and currents of the ocean in the vicinity of the outfall. This led to the development of a predictive model of tailing behavior once discharged. The discharge point at 128 meters is below the mix layer depth, the euphotic (biologically active) zone and where the density of the receiving ocean water precludes the tailings floating back into the surface water. The tailing is a diluted mixture of solids and a combination of fresh and salt process water and saltwater used in the cooling of the power and oxygen plants. The water quality around the area of the outfall is monitored on a regular basis, to ensure that concentrations of metals and cyanide are not above PNG water quality criteria for protection of marine ecosystems. Monitoring data to date show that, at all times, water quality at marine compliance locations have been better than the prescribed standards.

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

In addition, the Company has carried out extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. These studies have shown that approximately 5% of particles are predicted to settle out of the DSTP density current with 95% reporting to subsurface plumes. The increase in the deposition footprint reported in 2005 largely reflects the improved understanding of the behavior of the ocean currents and ability to measure fine scale deposition of sediment in deep ocean waters, which was beyond the capability of equipment available at the time the project's original EP was submitted and approved. The Company continues to monitor the depositional footprint associated with the density current and subsurface plumes using a combination of acoustic current profilers, deep sea sediment sampling and remote sensing techniques.

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

The Company initially prepared a conceptual mine closure plan, (or "CMCP"), which details the Company's options with respect to mine closure, as well as assigning costs associated with those various closure options. These costs are being charged to operating costs during the operation of the project, to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining and processing. The various closure options identified in the CMCP were reviewed during 2004 and early 2005 to address such issues as the final void of the pit, and the effect of mining the Kapit deposit, which was converted to reserve in February 2004. The major areas to be dealt with by rehabilitation efforts at closure, are the open pit area, and low-grade ore platforms. Closure costs are estimated at approximately $41.0 million. This has increased from 2005 due to the Kapit landslide. This amount is discounted at the Company's credit-adjusted risk-free rate to give rise to a liability of $11.1 million, as is currently reflected in the Company's balance sheet. As currently constituted, the Company believes that the sum of $11.1 million, invested today at a rate of return equivalent to Lihir's credit-adjusted risk-free rate, would ensure the Company had sufficient funds to meet the rehabilitation needs associated with the CMCP.

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

INSURANCE

The Company has a comprehensive insurance program providing coverage for property damage & business interruption (property loss or damage, business interruption and construction risks), combined liability (public, products and errors & omissions), directors & officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees) and money (theft by people other than employees). Deductibles apply to any claim. Major property damage and business interruption risks are assessed annually. While the insurance program is comprehensive, as outlined in "Item 3. Key information - D. Risk Factors" there is still some risk that insurance coverage may not address all operating risks.

Workers' compensation and medical insurance for employees are separately provided for under PNG policies.

While the Company has obtained the required political risk insurance in favor of its lenders, covering the full extent of borrowings under the Syndicated Facility Agreement, the Company does not receive any benefit from this insurance. Under the policy, any payment will become subrogated to the rights of the banks against the Company in respect of that payment. No political risk insurance has been, or is currently proposed to be, arranged for the benefit of the Company. See "Item 10. Additional Information - C. Material Contracts - Financing Agreements".

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

INTRODUCTION

This section provides an analysis of Lihir's business and compares its fiscal year 2006 financial results with those of the previous two fiscal years. It should be read in conjunction with the audited consolidated financial statements (or the "financial statements") and related notes at Item 18 of this report.

The basis of preparation of the financial statements is set out in Note 1 of the financial statements. The accounting policies used to prepare the financial statements vary in certain important respects from the accounting principles generally accepted in the United States ("US GAAP"). The material differences affecting the profit and loss account and shareholders' equity between generally accepted accounting principles followed by Lihir and US GAAP are summarized in
Note 34 of the financial statements.

RECENT DEVELOPMENTS

BALLARAT ACQUISITION

On February 26 2007, the Company gained effective control of an Australian gold mine development company, Ballarat Goldfields NL ("Ballarat") through a scheme of arrangement which was approved by Ballarat's shareholders and the Supreme Court of Victoria. The acquisition of all the shares of Ballarat was completed on March 8, 2007.

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

The Company believes that its acquisition of Ballarat will strengthen the possible future productivity of Ballarat's operations by providing the financial resources required to take the Ballarat East project to full development, which will diversify the Company's operations, add a new revenue stream, in a new geographic area, and provide a significant avenue for potential production growth.

For more information refer to "Item 4. - Information on the Company B. - Business Overview - Recent Developments".

CRITICAL ACCOUNTING POLICIES

The preparation of Lihir's financial statements in accordance with generally accepted accounting principles is based on management estimates and assumptions, which may have a material impact on the carrying values of assets, liabilities and provisions recorded and their effect on the income statement. Some of the more significant issues requiring the use of management estimates and assumptions include estimates of proven and probable ore reserves, rate of gold recovery, future gold price assumptions and environmental, reclamation and closure costs. Such estimates and assumptions will have an effect on:

- CARRYING VALUE OF LIHIR'S NON-CURRENT ASSETS (IAS 36 "IMPAIRMENT OF ASSETS" AND IAS 4 "DEPRECIATION ACCOUNTING")

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

Mine buildings, plant and equipment

The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item's economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

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

Impairment of assets

Impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Under IAS 36 "Impairments of Assets", impairments of assets are recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows of the Company's cash generating unit using a risk adjusted pre-tax discount rate. The cash-generating unit is the Lihir mine.

In 2004, as a result of an increase in the long-term gold price assumption to $380 per ounce, the Company determined that the recoverable amount exceeded the carrying value of its assets and a full reversal of prior year impairment charges, net of depreciation that would have been incurred, was booked. The calculation of the net realizable value also allows for the processing of the Company's economic grade stockpiles.

In the previous five years the following assumptions have been used in determining 'value in use' of the Company's cash generating unit, giving rise to the following impairment (charges) / reversals.

                                 2006   2005    2004   2003   2002
                                 ----   ----   -----   ----   ----
Long term gold price - $ / oz     500    425     380    340    305
Risk adjusted pre-tax rate          7%     7%      7%     7%     7%

IMPAIRMENT (CHARGE) / REVERSAL

  -  IAS GAAP  $ millions          --     --   205.7   31.1   37.9
  -  US GAAP  $ millions           --     --      --     --     --

There can be no assurance that the assumed per ounce gold price will be realized in future spot sales or that other factors underlying the estimate of recoverable amount will not change. Changes in the time value of money and in the assessment of risks specific to Lihir may require changes to the discount rate assumption. Adverse changes in these assumptions could materially reduce Lihir's estimate of its recoverable amount, thereby negatively affecting its reported financial position and results of operations, and its future cash flows.

- NON-CURRENT LIABILITIES (IAS 37 "PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS")

Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of disturbance incurred up to balance date. The amount of any provision recognized is the full amount that has been estimated based on expected future costs to be required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.05% (2005: 6.2%, 2004: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. The expected future cost of this is $41 million, with most expenditure scheduled after mine closure in 2021 and plant closure in approximately 2042. This amount excludes the independent third party's estimated reserve of $7 million for decommissioning the power plants, the removal of some mine buildings and the removal of some town facilities. It is anticipated such assets will have substantial future value for the Lihirian community after mine and plant closure and will be provided to the community for their use.

A corresponding asset, which represents future economic benefits, is raised and subsequently amortized using the units of production method.

The Company's restoration, rehabilitation and environmental expenditure policy identifies the environmental, social and engineering issues to be considered and the procedures to be followed when providing for costs associated with the site closure. Site rehabilitation and closure involves the dismantling and demolition of infrastructure not intended for subsequent community use, the removal of residual materials and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account.

-    INVENTORY VALUATION (IAS 2 "INVENTORIES")

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

-    DEFERRED TAX POSITION (IAS 12 "INCOME TAXES")

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

-    DERIVATIVE FINANCIAL INSTRUMENTS (IAS 39 "FINANCIAL INSTRUMENTS:
     RECOGNITION AND MEASUREMENT")

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

-    DEFERRED MINING COSTS (IAS 16 "PROPERTY, PLANT AND EQUIPMENT")

Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine's development based on the estimated ratio of waste to ore for each pit. The actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed on a pit-by-pit basis, and not over the entire life of the mine.

Until 2004, deferred mining costs in relation to the Minifie pit were determined on a phase basis consistent with the characteristics of that pit. From January 1, 2004, the Company changed the basis to deferring mining costs on a pit basis, principally to more accurately reflect the costs of assessing future ore reserves from the Lienetz pit, which is the pit relating to current mining operations. The impact of this change to the Company's results at December 31, 2004, was an $1.6 million increase in deferred mining costs.

Actual strip ratio will often vary to the average strip ratio used for a number of reasons including:

     -    short term changes in the mine plan and scheduling within the period;

     - changes in the reserves and strip ratio with a change in cut-off grade policy; and

     -    changes in pit wall design and operating strategies.

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

For US GAAP, effective January 1, 2006, the Company adopted EITF 04-6 "Accounting for stripping costs incurred during production". Capitalisation of post production stripping costs is appropriate only to the extent product inventory exists at the end of the reporting period. The impact of the change on January 1, 2006, was a cumulative effect adjustment to decrease opening retained earnings by $52.4 million (after tax). Please refer to Note 34(f) of the financial statements.

OVERVIEW

The following sections provide an overview of Lihir's results, financial results of operations, impairment provisions, foreign currency fluctuations and the impact of recently issued accounting standards. For discussion on Lihir's reserves see "Item 4. Information on the Company D. Property, Plant and Equipment - Reserves Estimates".

The following table presents Lihir's results in a format that includes certain un-audited non-GAAP measures, such as "cash costs". The table is also presented to show separately non-cash costs, other operating costs not included in the determination of gross cash costs and impairment adjustments. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of Lihir's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Company. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

Lihir made a profit from ordinary activities after tax of $53.8 million (2005:
$9.8 million, 2004: $329.2 million).

                                                          $ MILLIONS
                                                    ----------------------
AMOUNTS CALCULATED IN ACCORDANCE WITH IFRS           2006     2005    2004
------------------------------------------          ------   -----   -----
Sales Revenue                                        324.8   238.8   238.7
Gold lease rate fees                                   2.8     5.0     4.6
Fair value gains                                      (1.7)   (5.4)    8.6
Realisation of deferred hedging costs                (17.1)  (13.5)  (17.2)
Other revenue                                          1.6      --      --
TOTAL REVENUE                                        310.4   224.9   234.7

Gross cash costs                                     258.2   222.2   213.8
Deferred waste and inventory movements - cash        (50.5)  (34.3)  (34.1)
Economic grade stockpile current year - cash         (17.2)  (22.4)  (18.1)
TOTAL CASH COSTS*                                    190.5   165.5   161.6

Depreciation and amortization                         37.4    35.8    32.9
Deferred waste and inventory movements - non cash     (6.2)   (4.7)   (7.3)
Economic grade stockpile current year - non cash      (1.8)   (2.9)   (7.1)
Other corporate costs                                  3.9     7.1     6.9
Exploration                                            5.9     6.0     5.3
Net interest                                           4.8     2.4    (1.4)
TOTAL COSTS BEFORE IMPAIRMENT ADJUSTMENTS            234.5   209.2   190.9

PROFIT BEFORE IMPAIRMENT ADJUSTMENTS                  75.9    15.7    43.8

Asset impairment reversal                               --      --   205.7
Economic grade stockpile impairment reversal            --      --    65.0
Income tax benefit/(charge) recognized               (22.1)   (5.9)   14.7
                                                    ------   -----   -----
NET EARNINGS                                          53.8     9.8   329.2
                                                    ======   =====   =====

* equal to cash costs per oz multiplied by ounces produced less the finished goods cash movement for the year.

FINANCIAL RESULTS OF OPERATIONS

SALES - Lihir's revenues are determined primarily by the amount of gold it produces and the prices it is able to realize upon sales of gold. The Company's realized gold prices are determined primarily by the market price for gold and the terms of any hedging transactions that it enters into.

                                                                          2006   2005   2004
                                                                          ----   ----   ----
GOLD SALES                                                         $/OZ    643    592    610
Gold sales at spot                                                         596    446    403
Hedging gains / (losses) - cash                                            (93)   (43)   (11)
Gold lease rate fees                                                         4      8      7
Deferred hedging gains / (losses) - non cash                               (27)   (22)   (29)
                                                                           ---    ---    ---
AVERAGE GOLD PRICE REALIZED (EXCL. FAIR VALUE GAINS AND LOSSES)    $/OZ    480    389    370
Fair value gains and losses                                                  3     (9)    15
                                                                           ---    ---    ---
AVERAGE GOLD PRICE REALIZED (INCL. FAIR VALUE GAINS AND LOSSES)    $/OZ    483    380    385
Average gold price realized (excl. fair value gains and losses)    $/oz    480    389    370
Average spot price                                                 $/oz    603    445    409
PREMIUM/(DISCOUNT) TO SPOT PRICE                                      %    (20)   (13)   (10)

GOLD PRICES - There are many producers of gold worldwide and gold bullion can be readily sold in numerous markets throughout the world. It is not difficult to ascertain a market price for gold at any particular time. The Company's revenues are significantly influenced by the world market price for gold.

Historically, gold prices have fluctuated widely. In 2006, the Company's realized price excluding fair value gains and losses per ounce was $480 per ounce (2005: $389; 2004: $370). Gold prices are affected by numerous industry and macro-economic factors beyond the Company's control, including sales by central banks, the worldwide forces of supply and demand, inflation, currency and interest rates, political and economic conditions. Gold prices are also affected by worldwide gold production levels. See "Item 3. Key Information - D. Risk Factors".

The gold price declined after 1997 and until 2002, reportedly for reasons including declining inflation in many countries worldwide. In 2003 the gold price rose above $400 ("London P.M. Fix") per ounce, reaching $416 at the end of 2003 and by December 2004 had reached $454 before settling at $438 by the end of 2004. In early 2005 the gold price declined to levels below $415 before once again resuming its steady uptrend to reach $537 in December 2005 before settling at $517 at the end of December 2005.

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

HEDGING - Historically, the Company has sought to mitigate gold price risk, in part, through hedging strategies. The policy of the Company has been to seek where appropriate to protect operating, sustaining capital and debt servicing costs through hedging activities. This has included periodic purchase of put options, spot deferred sales, and forward sales covering a portion of future gold production at a fixed price. The Company regularly evaluates the portion of its production that is hedged. The Company does not engage in speculative activity and does not trade its hedged positions.

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

Based on a hedge book valuation of minus $332.8 million as at December 31, 2006, a further $363.4 million of losses remain in equity to be recycled into income when the underlying transactions, against which the hedges that are designated, take place. The profile of hedging gains/(losses), as at December 31, 2006, are detailed in the schedule below:

        DEFERRED HEDGING      RESIDUAL OTHER      TOTAL OCI RECYCLED
          COSTS/(GAINS)    COMPREHENSIVE INCOME        TO INCOME
YEAR       $ MILLIONS           $ MILLIONS            $ MILLIONS
----    ----------------   --------------------   ------------------
2007          (2.2)                90.2                  88.0
2008          (2.8)                74.1                  71.3
2009          (1.5)                85.5                  84.0
2010          (0.1)                66.1                  66.0
2011            --                 36.7                  36.7
2012            --                  5.2                   5.2
2013            --                  5.6                   5.6
              ----                -----                 -----
Total         (6.6)               363.4                 356.8
              ----                -----                 -----

Lihir did not enter into any new hedge contracts in 2006. Lihir delivered into hedge contracts in accordance with its delivery schedule for 2006 of 206,500 ounces. The delivery pursuant to these hedge contracts was in accordance with the Company's objective to provide shareholders greater exposure to spot price movements and to reduce the total hedge book exposure.

As part of the hedge book restructure in September 2005, the Company negotiated the smoothing of the profile of future gold deliveries. This was achieved by investing $62 million in canceling substantial out of the money hedges, extending maturity dates and increasing strike prices for a major portion of the book. Following the completion of the restructure, the hedge book was reduced from 1.7 million ounces to 1.2 million ounces plus the gold loan of 480,000 ounces. This will provide the Company with greater exposure to the spot price of gold. The revised hedge book profile is reflected in the tabulation at Note 24 to the financial statements. The maximum level of hedging stipulated in the new Syndicated Facility Agreement is 10% of proven and probable reserves. See Item 11 - "Quantitative and Qualitative Disclosure about Market Risk" and Note 24 to the Financial Statements for more details.

The negative valuation of the company's hedge book represents a significant opportunity loss to the current spot price of gold. The Company has not written any new hedges since September 2005 and is continually reviewing its hedging policy in light of current market conditions, obligations and market sentiment.

In establishing the forward price of hedging contracts, the Company has, on certain occasions, elected to retain an exposure to gold lease rates. This strategy had added value to the hedge book in the years immediately prior to 2005 years by not only providing for higher forward prices, but also creating value on the lease rate swaps as the lease rate curve has fallen to historically low levels. The revaluation of these lease rate positions flow directly to the P&L. In 2003 and 2004 lease rates fell significantly resulting in significant profits from these positions. In 2005, the Company had a modest increase in the lease rates resulting in a small loss. In 2006, the lease rate curve remained at very low levels and the total movement in market value of the lease rate swaps, as independently valued was a loss of $1.3 million (2005: loss of $0.4 million; 2004: gain of $13.2 million; 2003: gain of $14.7 million). The Company has recognized this movement in market value in the income statement on the basis that it does not satisfy the criteria for hedge accounting under the relevant international accounting standards (IAS 39 or FAS 133). Lihir has a number of offsetting positions which will reduce its exposure to movements in Lease Rates. Notwithstanding the Company's active management of this lease rate exposure, further increases in this curve could have a negative impact on the mark to market of lease rate swaps and therefore adversely affect the Company's earnings.

PRODUCTION AND OPERATING COSTS - The following table shows gold production, average annual cash production and cash operating costs from 2004 to 2006.

                                                     2006      2005      2004
                                                   -------   -------   -------
Ore Processed (Tonnes 000's)                         4,344     3,482     4,091
Gold Produced (Ounces)                             650,811   595,966   599,386
Grade (g Au/t)                                        5.14      5.98      5.11
Operating Expenses ($ 000's)
   Mining expenses                                 107,551    95,304    89,687
   Exploration expenses                              5,976     6,198     5,306
   Processing costs                                 47,875    41,654    41,524
   Power generation costs                           27,000    27,413    29,237
   General and administrative costs                 66,618    57,884    53,102
   Refining, royalty and management fees            12,972     6,813     7,144
   Deferred mining costs                           (56,349)  (25,048)  (37,865)
   Costs deferred and transferred to inventories   (19,395)  (39,208)   (3,557)
                                                   -------   -------   -------
                                                   192,248   171,010   184,578
                                                   -------   -------   -------
Production Costs
($ per tonne of ore processed)
   Mining                                             24.8      27.4      21.9
   Exploration                                         1.4       1.8       1.3
   Processing                                         11.0      12.0      10.2
   Power generation                                    6.2       7.9       7.1
   General and Administrative                         15.2      16.6      13.0
                                                   -------   -------   -------
Total                                                 58.6      65.7      53.5
                                                   -------   -------   -------

The 2006 plan for gold production was 670,400 ounces from the processing of 4.3 million tonnes of ore at 5.5 g/t Au feed grade. A total of 650,811 ounces was produced from processing 4.34 million tonnes of ore at a grade of 5.14 g/t.

The main contributing factors to the lower than planned gold production in 2006 were:

-    Lower than expected mill feed grade; and

- Total plant gold recovery was 90.2% in 2006, which was marginally below the plan of 90.6% recovery being adversely impacted by the higher than plan autoclave throughput which marginally reduced the % oxidation of sulphides.

These factors were partially offset by the fact that:

- Autoclave operating time averaged 90.6% in 2006, which was ahead of the planned 89.2%; and,

- Autoclave throughput for 2006 was 184.5 tonnes per operating hour per autoclave which was ahead of the planned 180 tph/ac.

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

Key factors in surpassing the budgeted material movement for 2006 were:

-    Increase in supervisory manning levels to raise the utilization rates;

-    Improved equipment availabilities;

-    Quick reaction to geothermal issues with corresponding controls; and

-    Mining on inclined benches in all areas to produce better floors.

Major operational issues encountered through 2006:

- Geothermal event in April in Phase 7 delayed production from this area. This arose when an eruption of steam and rock occurred from an undetected zone of pressure beneath an area being mined. Procedures have now been modified to prevent a recurrence of this event; and

- Ground water levels in Phase 5 locked out high grade ore during the fourth quarter.

Production of 650,811 ounces of gold in bullion was achieved with higher mill throughput. Gold recovery increased to 90.2% on average for the year.

MINING EXPENSES - Mining expenses were $108 million in 2006 (2005: $95 million; 2004: $90 million). Costs for 2006 were higher than 2005 as a result of increasing cost of mining inputs such as fuel, tires, explosives and maintenance. Costs for 2005 were higher than 2004 as a result of increased maintenance and a larger mining fleet, and higher fuel prices. The major elements of total mining costs during the open pit mining phase are hauling, loading, blasting and dewatering. These elements combined account for an average of approximately 60% of total direct mining costs throughout the reporting periods.

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

Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine's development based on the estimated ratio of waste to ore for each pit. The actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the on a pit-by-pit basis, and not over the entire life of the mine. The increase in deferred mining costs during 2006 reflected the actual mining sequence undertaken during the year.

PROCESSING COSTS - Processing costs were $48 million in 2006, (2005: $42 million; 2004: $42 million) with significantly increased throughput in 2006 (+25%) being the main driver for the increase in costs over 2005. Unit costs decreased by 12% in 2006 compared to 2005.

POWER GENERATION COSTS - Despite significantly higher costs for heavy fuel oil, the commissioning of the 30MW geothermal power station in July 2005 has seen power generation costs remain consistent at $27 million in 2006 (2005: $27 million; 2004: $29 million).

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative costs were $67 million in 2006 (2005: $58 million; 2004: $53 million). Staff costs increased in 2006 following a concerted recruitment drive to fill a significant number of vacancies for both new and existing positions. The continued focus by the Company on the community saw an increase in assistance programs such as health and housing along with costs associated with its environmental programs. Additional costs were also incurred in accommodating the Company's workforce. These items contributed to an overall increase in general and administrative expenses of $9 million in 2006 compared to 2005. In comparing 2005 to 2004, offsetting a positive impact from exchange rate movements in 2005 of $1.3 million were one-off costs of associated with the hedge book restructure ($3.6 million), and losses on disposal of assets being geothermal wells now no longer in use ($2.2 million) and water pipeline destroyed by the landslide ($0.5 million). Increased staff costs were realized with the gradual move towards the Company becoming fully independent from Rio Tinto. With a greater focus on the community, Lihir's donations, community assistance programs, and housing assistance increased, as did its cost associated with its environmental management programs. These items contributed to an overall increase in general and administrative expenses of $5.0 million in 2005 compared with 2004.

ROYALTY, REFINING AND MANAGEMENT FEES - These totaled $13 million in 2006 (2005:
$6.8 million; 2004: $7.1 million).

Mining royalties payable to the PNG Government are 2% of the FOB value of the gold produced.

With Lihir's move to fully independent management in early October 2005 from Rio Tinto, the Company's payment of a management fee to Lihir Management Company Pty Limited ceased.

Since the separation from Rio Tinto, the Lihir mine now pays a management fee to LSA, a subsidiary of the Company. See "Item 10. Additional Information - C. Material Contracts - Lihir Management" for a description of the management agreement between Lihir and LSA.

In 2006, the Company paid $5.6 million to LSA.

Gold refining is carried out by AGR Matthey, a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd, under a refining agreement, expiring on February 28, 2008. The refining fee is comprised of a refining charge, transport and insurance charges and a location London swap charge.

On February 21, 2007, the PNG Government gazetted a new production levy in respect of minerals and alluvial gold ("production levy"). The production levy in relation to minerals is 0.25% of the assessable income, as defined in the Income Tax Act 1959, of the mineral producer. The production levy is payable to the Mineral Resources Authority. The introduction of the Production Levy was supported by the mining industry in PNG, with the proceeds to be used to support the operation of the Mineral Resources Authority established by the PNG National Government.

UNIT COSTS - These are shown in the table below prepared in accordance with the Gold Institute Standard. The following table presents Lihir's results in a format that includes certain un-audited non-GAAP measures, such as "cash costs". The table is also presented to show separately non-cash costs, other operating costs not included in the determination of gross cash costs and impairment adjustments. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of Lihir's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Company. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

                                                            $/OUNCE
                                                     2006     2005    2004
                                                     ----   -------   ----
GROSS OPERATING COSTS                                403      378     356
-   Exploration                                       (9)     (10)     (9)
-   Other corporate costs                             (8)      (4)      -
DIRECT MINING EXPENSES *                             385      364     347
-   Deferred mining costs                            (76)     (37)    (53)
-   Refining costs *                                   1        1       1
-   Inventory adjustment                             (24)     (54)    (33)
CASH OPERATING COSTS                                 287      274     262
-   Royalties *                                       10        8       8
TOTAL CASH COSTS                                     297      282     270
-   Depreciation                                      57       60      55
-   Restoration and mine closure                     ---      ---     ---
-   Non-cash deferred mining costs                   (10)      (5)    (10)
-   Non-cash inventory adjustment                      1       (1)     (2)
-   Economic Grade Stockpile Adjustment - Non Cash    (3)      (5)    (12)
                                                     ---      ---     ---
TOTAL PRODUCTION COSTS                               342      331     301

*    Components of Gross Cash Costs

Total cash costs per ounce were $297 in 2006 which was $15 per ounce or five percent higher than in 2005. The increase was primarily due to the increasing cost of mining inputs such as fuel, tyres, explosives and maintenance.

OTHER CHARGES

DEPRECIATION AND AMORTIZATION - The depreciation charge for 2006 amounted to $37.4 million (2005: $35.8 million; 2004: $32.9 million). Depreciation was higher in 2006 and 2005 due to an increase in tonnes mined, tonnes milled and gold produced.

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

The vast majority of the Company's assets are depreciated on a units-of-production basis.

INTEREST EXPENSE - Net finance costs amounted to $4.8 million in 2006 (2005: costs of $2.4 million; 2004: benefits of $1.4 million). The net cost results primarily from a lower cash balance maintained throughout 2006 and increased borrowings. The two major capital construction projects being undertaken during the year caused cash balances to be lower. Additionally, an increase in interest expense is reflected in 2006 and 2005 following the drawdown of the gold loan and $30 million of the revolving credit facility (See "Item 10. Additional Information - C. Material Contracts - Financing Agreements") in September 2005. During October 2006 an A$45 million drawdown was made on the Ballarat Goldfields Bilateral Facility (See "Item 10. Additional Information - C. Material Contracts
- Financing Agreements") to fund the 11% investment in shares in Ballarat undertaken at that time.

TAX EXPENSE - Since 2001, the Company has been subject to a 30% tax in respect of income derived from the Lihir mine. This is the general rate of taxation for resident PNG corporations. In the case of a resource project, like Lihir, mining income derived from the resource project is assessed as if it were the only income of the owner of the resource project holder of the lease and deductions are generally only available for expenditures attributable to the resource project to which the lease relates. The Company has been given approval to prepare its tax returns in US dollars.

Income derived in the Australian operations is subject to a 30% tax.

Up to and including the year ended December 31, 2000, the Company was eligible to accelerate its tax depreciation and amortisation. These accelerated depreciation and amortization deductions eliminated the Company's taxable income during the early years of gold production from the Lihir mine. For the years ended December 31, 2001 to December 31, 2004, the Company was eligible to claim tax depreciation and amortisation and to the extent these exceeded the Company's income less other deductions the Company incurred a tax loss. This tax loss can be carried forward and claimed as a deduction in future years. From January 1, 2005, the deduction available for depreciation and amortisation will be limited to an amount which brings the Company's taxable income to nil. The amount not claimed is added back to the unclaimed balance and is available for amortisation in future years.

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

A 4% mining levy imposed in the 1998 PNG Government budget was amended during 1999 following considerable lobbying by industry groups. The mining levy was replaced by a more revenue neutral structure, designed to ensure that the government did not lose revenue as a result of the introduction of a Value Added Tax ("VAT") system in 1999, subsequently renamed as a goods and services tax ("GST") in 2004. Essentially the mining levy seeks to impose an additional charge on purchases by the Company to compensate for the revenue forgone by the Government on reducing various import duties on the introduction of the GST system. The terms of this arrangement were negotiated between the government and industry groups. In the 2001 annual budget the PNG Government announced that the mining levy would be phased out over 4 years from January 1 2002. This decision was repealed in the 2003 budget and the levy was left at 75% of the original rate introduced. However, after lobbying by industry groups a decision was made by the PNG Government to re-introduce the phase out of the mining levy from 2004. The levy is now to be phased out more gradually over a five year period with 5% removed in 2004, 10% removed in 2005, 15% in 2006, 20% in 2007 and the remaining 25% in 2008.

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

IMPAIRMENT PROVISIONS

Impairment testing of asset values

In 1999 following continued weakness in prevailing prices and the outlook for the gold market prompted a downward revision in Lihir's long-term gold price assumption as at December 31, 1999 from $350/oz to $325/oz. Lihir restated its 1999 financial accounts to record a $237 million impairment provision in compliance with International Accounting Standard IAS 36.

Lihir responded to the deteriorating outlook for gold by further reducing its long-term gold price assumption from $325 to $300/oz as at December 31, 2000. The resulting impairment provision was $121 million, which was reflected in Lihir's 2000 accounts. Together with the $237 million provision taken in its re-stated 1999 accounts, Lihir has made a cumulative non-cash impairment charge of $358 million.

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

Impairment testing of economic grade stockpiles

Also as a result of the increase in the long-term gold price assumption to $500 per ounce the Company includes the economic benefits of processing the economic grade stockpiles within the Company's net realizable value calculation.

In 2004, prior years' provisions totaling $65 million were fully reversed and together with the 2004 cost of stockpile additions of $25 million, the stockpile was valued at $90 million. At December 31, 2006 the amount that is expected to be realized from future processing of the ore exceeds the cost of $142 million.

FOREIGN CURRENCY FLUCTUATIONS

The Company's functional currency is the US dollar and accordingly its Financial Statements are prepared in accordance with international accounting standards in that currency. Virtually all of the Company's revenues and a significant portion of its operating expenses are denominated in US dollars. A large portion of the Company's total expenditure, principally relating to expatriate salaries and benefits, consultants, grinding materials, and explosives are denominated in Australian dollars and certain of its expenses, including labour and consumables, are denominated in Kina. Accordingly, a depreciation of the US dollar against the Australian dollar or Kina adversely affects the Company's financial results. In addition, the Company is subject to certain PNG requirements regarding the maintenance of cash reserves in PNG in a Kina-denominated account. See "Item 10. Additional Information - D. Exchange Controls".

RECENTLY ISSUED US FINANCIAL ACCOUNTING STANDARDS

In June 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for the stripping costs incurred during the production phase of a mine under US GAAP. In March 2005, the Financial Accounting Standards Board ("FASB") ratified EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". EITF No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of the inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company elected to adopt EITF No. 04-6 effective January 1, 2006.

In November 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43". SFAS 151 adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS 151 was effective for fiscal years beginning after June 15, 2005 and was to be applied prospectively. Adoption of SFAS 151 did not have an impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised) "Share-Based Payment" (SFAS 123R). SFAS 123R supersedes Accounting Principles Board opinion No. 25. Under US GAAP, the Company has applied the fair value recognition provisions of SFAS 123R since January 1, 2006. As a result, the provisions of SFAS 123R have been applied to all awards granted after July 1, 1995. There are no additional adjustments required in the current period as a result of this application.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. SFAS 154 replaces APB Opinion 20, "Accounting Changes", and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements". This Statement requires retrospective application of a change in accounting principle to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. SFAS 154 was effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. This standard is consistent with the entity's accounting policy under IFRS and there was no impact of adopting this standard.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our US GAAP consolidated results of operations and financial condition and have not yet reached final conclusions.

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Tax Force in Issue No. 06-3 (EITF 06-03), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)". The scope of EITF 06-03 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-03 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. EITF 06-03 is effective for periods beginning after December 15, 2006. The Company currently presents these taxes on a net basis.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS
157), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact SFAS 157 will have on our US GAAP consolidated results of operations and financial condition.

In September of 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in the fiscal year ending December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB 115" (SFAS 159). SFAS 159 provides an alternative measurement treatment for certain financial assets and financial liabilities, under an instrument-by-instrument election, that permits fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings. While SFAS 159 is effective beginning January 1, 2008, earlier adoption is permitted as of January 1, 2007, provided that the entity also adopts all of the requirements of SFAS 157. We are currently evaluating whether we will adopt SFAS 159 early, and the impact SFAS 159 may have on our consolidated financial statements.

RECENTLY ISSUED IFRS STANDARDS

Certain new accounting standards and IFRIC interpretations have been published that are not mandatory for the December 31 2006 reporting period. The group is currently considering the impact of the following new and revised standards:

(i) In August 2005, the International Accounting Standards Board ("IASB") issued International Financial Reporting Standard (IFRS) 7 "Financial Instruments:
Disclosures". IFRS 7 revises and enhances IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and IAS 32 "Financial
Instruments: Disclosures and Presentation". IFRS 7 is applicable to annual periods beginning on or after January 1, 2007. The group has not elected to early adopt IFRS 7.

(ii) In November 2006, the IASB issued IFRS 8 "Operating Segments". IFRS 8 replaces IAS 14 "Segment Reporting" and aligns segment reporting with the requirements of Statement of Financial Accounting Standard (SFAS) 131. IFRS 8 is applicable to annual periods beginning on or after January 1, 2009. The group has elected not to early adopt IFRS 8.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company continues to receive positive cash flows from operations. See "Item
3. Key Information - A. Selected Financial Data". During 2005, Lihir completed the expenditure of the proceeds from the capital raised in 2003 to finance further capital expenditure, including the construction of geothermal power stations to replace the existing heavy fuel oil station. Construction of an additional 20-megawatts of geothermal energy capacity commenced in late 2005 and is expected to be complete in the early part of 2007. Work is continuing to define the total productive steam reserve available.

Lihir is conducting a feasibility study into the expansion of the processing plant to lift production to about 1 million ounces per annum which would require significant funds to move into a development phase. In conjunction with the feasibility study the Company is considering various funding options to meet Lihir's short to medium term requirements.

GOLD LOAN AND PROJECT FINANCING FACILITY

Lihir is a borrower under a syndicated facility agreement dated September 13, 2005 ("Syndicated Facility Agreement"), arranged by ABN AMRO Bank N.V. (Australia Branch). The initial financiers of the facility were: ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo- und Vereinsbank AG, BNP Paribas Singapore Branch, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires Hong Kong Branch, Societe Generale, WestLB AG Sydney

Branch, and Westpac Banking Corporation. ABN AMRO Australia Limited acts as facility agent and security trustee in relation to the Syndicated Facility Agreement.

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

See also "Item, 10 - Additional Information - C. Material Contracts - Financing Agreements" for a more detailed description of the terms of the Syndicated Facility Agreement.

BALLARAT GOLDFIELDS FACILITY

Lihir's subsidiary, LAH, is party to a 364 day Ballarat Goldfields bilateral facility agreement dated October 17, 2006, with a bank.

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

See also "Item, 10 - Additional Information - C. Material Contracts - Financing Agreements" for a more detailed description of the Bilateral Facility Agreement.

NET DEBT/CASH POSITION

The Company's net debt/cash position as at December 31 for each of the past three years is as follows:

                                                               NET DEBT AS AT DECEMBER 31
                                                                         $ 000
                                                            -------------------------------
                                                              2006        2005       2004
                                                            --------   ---------   --------
Syndicated Facility Agreement - revolving credit facility    (30,000)        --     (19,509)
Syndicated Facility Agreement - gold loan                   (215,520)  (215,520)         --
Ballarat Goldfields bilateral facility agreement             (35,595)        --          --
Less cash on hand                                             47,032    127,836      83,559
                                                            ========   ========    ========
Net (debt)/cash(1)                                          (234,083)   (87,684)     64,050
                                                            ========   ========    ========
Equity                                                      (811,877)  (783,472)   (837,223)
Net debt to debt plus equity(1)                                 22.4%      10.0%        N/A

(1) Does not include cash from the Ballarat Goldfields bilateral facility agreement that was paid to Ballarat prior to the Ballarat merger.

While Lihir currently believes that it has or will have access to resources sufficient to finance its operations, the adequacy of the Company's financial resources will depend upon its ability to generate sufficient revenues from gold production, to have continued access to equity capital market funding, and to keep its costs and other expenditures within its current estimates. Lihir believes that working capital is sufficient for its present requirements.

At December 31, 2006 Lihir's capital expenditure commitments totaled $68.3 million (2005: $86.3 million; 2004 $34.7 million). The Company's capital expenditure requirements for 2007 are expected to be approximately $129 million for the Lihir mine, including the committed amount of $68.3 million, plus an additional A$80 million in estimated 2007 and 2008 capital expenditure related to Ballarat. This committed expenditure relates to the flotation plant ($43.7 million), 20MW geothermal power station ($5.4 million), blast hole drill rigs ($5.1 million), oxygen plant motor ($2.4 million) and dewatering equipment ($1.2 million) and other smaller projects.

The Company does not currently have a formal credit rating and is not aware of any information issued by ratings agencies that would influence the Company's ability to raise funds as, and when, required.

NET CASH FLOW FROM OPERATING ACTIVITIES

Cash generated from operating activities in 2006 was $58.7 million, an increase of $49.1 million over 2005. This was driven by the higher realized gold price (up $91 per ounce). Cash payments increased by $5.1 million, consistent with the increase in gross operating costs.

Cash generated from operating activities in 2005 was $9.5 million, a reduction of $20.8 million over 2004. This was driven by the landslide which occurred in October 2005 resulting in the loss of production for a period of approximately one month. Despite the loss of one month's gold production, a higher realized gold price (up $13 per ounce) offset the cost of lost production. Cash payments increased by $16.2 million, consistent with the increase in gross operating costs.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The profile of Lihir's contractual obligations to external parties as at December 31, 2006, is shown below:

                                                             LATER THAN 1 YEAR     LATER THAN 2 YEARS
                                                           BUT NOT LATER THAN 2   BUT NOT LATER THAN 5
                               TOTAL    LESS THAN 1 YEAR           YEARS                  YEARS          MORE THAN 5 YEARS
                               $ 000         $ 000                $ 000                  $ 000                 $ 000
                              -------   ----------------   --------------------   --------------------   -----------------
Project financing
   facility                   215,520         26,940              44,900                 143,680                  --
Ballarat Goldfields
   facility                    35,595         35,595                  --                      --                  --
Revolving Credit
   Facility                    30,000             --                  --                  30,000                  --
Operating leases                5,349            971                 749                   1,302               2,327
Capital expenditure
   commitments                 68,264         68,264                  --                      --                  --
Other liabilities
   reflected on the
   Company's balance sheet*   427,396        175,399              45,531                 205,289               1,177
TOTAL IN CASH                 782,124        307,169              91,180                 380,271               3,504

* The majority of these liabilities are out-of-the-money hedge positions at December 31, 2006, totaling $332.8 million.

                                   GOLD OUNCES

                   TOTAL    LESS THAN 1 YEAR   1 TO 3 YEARS   4 TO 5 YEARS   MORE THAN 5 YEARS
                  -------   ----------------   ------------   ------------   -----------------
Long term debt    480,000        60,000           230,000        190,000             --
TOTAL IN OUNCES   480,000        60,000           230,000        190,000             --

The company has estimated capital expenditure requirements of approximately $129 million for the Lihir mine and an additional A$80 million for Ballarat. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Net Debt/Cash Position". As all these costs have not been committed, the estimates could change.

ITEM 18. FINANCIAL STATEMENTS

See pages F-A1 through F-44 included herein.

                              FINANCIAL STATEMENTS

                               LIHIR GOLD LIMITED

AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm                   F-A1
Consolidated Income Statements for the years ended December 31, 2006,
   2005, and 2004                                                          F-1
Consolidated Balance sheets as at December 31, 2006, 2005 and 2004         F-2
Statements of changes in equity for the years ended December 31, 2006,
   2005 and 2004                                                           F-3
Consolidated Statements of cash flows for the years ended December
   31, 2006, 2005 and 2004                                                 F-4
Notes to the financial statements                                          F-5
Supplemental schedule                                                     F-44

(PRICEWATERHOUSECOOPERS LOGO)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Lihir Gold Limited

We have completed an integrated audit of Lihir Gold Limited's 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards (IFRS) as adopted by the Accounting Standards Board (ASB). In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                      -F-A1-

(PRICEWATERHOUSECOOPERS LOGO)

IFRS as adopted by the ASB vary in certain significant respects from accounting policies generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15B, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.


                                     -F-A2-

(PRICEWATERHOUSECOOPERS LOGO)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Port Moresby, Papua New Guinea
April 13, 2007


                                     -F-A3-

                               LIHIR GOLD LIMITED
                         CONSOLIDATED INCOME STATEMENTS
                    YEAR ENDED DECEMBER 31, 2006, 2005 & 2004

                                                               2006        2005        2004
                                                     NOTE     $ 000       $ 000       $ 000
                                                     ----   ---------   ---------   ---------
Sales revenue                                                 307,744     225,200     221,465
Gold lease rate fees                                            2,765       5,016       4,595
Fair value losses                                              (1,682)     (5,390)      8,608
Other revenue                                                   1,627          45          --
                                                            ---------   ---------   ---------
TOTAL REVENUE                                           6     310,454     224,871     234,668

Operating expenses
   Mining expenses                                           (107,551)    (95,304)    (89,687)
   Exploration expenses                                        (5,976)     (6,198)     (5,306)
   Processing costs                                           (47,875)    (41,654)    (41,524)
   Power generation costs                                     (27,000)    (27,413)    (29,237)
   General and administrative costs                           (66,618)    (57,884)    (53,103)
   Refining, royalty and management fees                      (12,972)     (6,813)     (7,144)
   Deferred mining costs                                       56,349      25,048      37,865
   Costs deferred and transferred to inventories               19,395      39,208       3,557
   Impairment reversal: Mine properties and
      deferred mining costs                                        --          --     205,723
   Economic grade stockpile value
      recognised/(impaired)
   Impairment reversal/(charge): Economic grade
      stockpile                                                    --          --      90,200
   Depreciation and amortisation                              (37,444)    (35,757)    (32,929)
                                                            ---------   ---------   ---------
TOTAL OPERATING (EXPENSES)/INCOME                       6    (229,692)   (206,767)     78,415
                                                            ---------   ---------   ---------
OPERATING PROFIT                                               80,762      18,104     313,083
Interest income                                                 1,436       1,221       3,512
Finance costs                                           6      (6,229)     (3,588)     (2,110)
                                                            ---------   ---------   ---------
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                75,969      15,737     314,485
Income tax (expense)/Benefit                            9     (22,132)     (5,949)     14,736
                                                            ---------   ---------   ---------
NET PROFIT FROM ORDINARY ACTIVITIES AFTER
   TAXATION                                                    53,837       9,788     329,221
                                                            ---------   ---------   ---------
EARNINGS PER SHARE                                     29
- Basic (cents/share)                                             4.2         0.8        25.6
- Diluted (cents/share)                                           4.2         0.8        25.6

See accompanying notes to consolidated financial statements.


                               LIHIR GOLD LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2006 AND 2005

                                                 2006        2005
                                       NOTE     $ 000       $ 000
                                       ----   ---------   ---------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                7       47,032     127,836
Derivative financial instruments        10          269         543
Inventories                             11       75,295      81,712
Receivables                             12        4,641       5,347
Prepayments                                       5,514       3,696
                                              ---------   ---------
TOTAL CURRENT ASSETS                            132,751     219,134
NON-CURRENT ASSETS
Derivative financial instruments        10        2,419       4,236
Inventories                             11      141,730     115,494
Receivables                             12          400         476
Deferred mining costs                   13      148,330      91,981
Mine properties                         14      951,201     800,346
Available-for-sale financial assets     15       33,001          --
Deferred income tax                      9       86,226      87,739
                                              ---------   ---------
TOTAL NON-CURRENT ASSETS                      1,363,307   1,100,272
                                              ---------   ---------
TOTAL ASSETS                                  1,496,058   1,319,406
                                              =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Derivative financial instruments        10       61,537      40,793
Accounts payable                        16       46,567      34,691
Provisions                              17        6,427       5,349
Current tax liability                               320          --
Borrowings                              18       62,535          --
                                              ---------   ---------
TOTAL CURRENT LIABILITIES                       177,386      80,833
NON-CURRENT LIABILITIES
Derivative financial instruments        10      273,954     227,157
Provisions                              17       14,261      12,424
Borrowings                              18      218,580     215,520
                                              ---------   ---------
TOTAL NON-CURRENT LIABILITIES                   506,795     455,101
                                              ---------   ---------
TOTAL LIABILITIES                               684,181     535,934
SHAREHOLDERS' EQUITY
Share capital                           19    1,027,069   1,027,504
Reserves                                20(a)  (250,689)   (225,692)
Accumulated profits/(losses)            20(b)    35,497     (18,340)
                                              ---------   ---------
TOTAL SHAREHOLDERS' EQUITY                      811,877     783,472
                                              ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY                                     1,496,058   1,319,406
                                              =========   =========

See accompanying notes to consolidated financial statements.


                               LIHIR GOLD LIMITED
                         STATEMENTS OF CHANGES IN EQUITY
                    YEAR ENDED DECEMBER 31, 2006, 2005 & 2004

                                                              2006       2005       2004
                                                             $ 000      $ 000      $ 000
                                                            --------   --------   --------
TOTAL EQUITY AT THE BEGINNING OF THE FINANCIAL
   YEAR                                                      783,472    837,223    461,391
Profit for the year                                 20(b)     53,837      9,788    329,221
Issue of share capital                                            --         --      2,286
Share issue transaction costs                                     --         --        (70)
Shares reclassified as treasury shares              19          (435)        --         --
Changes in the hedging reserve - cash flow hedges
   (net of tax)                                     20(a)    (30,431)   (63,539)    44,395
Fair value reserve                                  20(a)         17         --         --
Share rights (net of tax)                           20(a)      5,421         --         --
Exchange difference on translation of foreign
   operations                                       20(a)         (4)        --         --
                                                             -------    -------    -------
TOTAL EQUITY AT THE END OF THE FINANCIAL YEAR                811,877    783,472    837,223
                                                             =======    =======    =======

See accompanying notes to consolidated financial statements.


                               LIHIR GOLD LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEAR ENDED DECEMBER 31, 2006, 2005 & 2004

                                                          2006       2005       2004
                                                 NOTE    $ 000      $ 000      $ 000
                                                 ----   --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers                             329,235    243,704    248,391
Cash payments for consumables and supplies              (122,724)  (107,551)  (109,223)
Cash payments for services                               (50,437)   (42,428)   (39,159)
Cash payments in relation to employees                   (37,492)   (32,712)   (27,022)
Cash payments for mining activities                       (9,123)   (10,370)   (14,262)
Cash payments for processing activities                   (2,055)    (2,775)    (3,421)
Cash payments for power generation                          (662)    (1,273)    (1,397)
Cash payments for other operating activities             (46,212)   (36,392)   (25,741)
Interest received                                          1,436      1,882      3,512
Interest and finance charges paid to third
   parties                                                (3,276)    (2,543)    (1,327)
                                                        --------   --------   --------
NET CASH FLOW FROM OPERATING ACTIVITIES            8      58,690      9,542     30,351
                                                        --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Drawdown of term debt                                     65,595    245,520         --
Repayment of term debt                                        --    (49,509)   (14,039)
Hedge book restructure and fees                               --    (62,200)        --
Payment for treasury shares                                 (418)        --         --
Issuance of ordinary shares                                   --         --      2,286
Share issue transaction costs                                 --         --        (70)
                                                        --------   --------   --------
NET CASH FLOW FROM  FINANCING ACTIVITIES                  65,177    133,811    (11,823)
                                                        --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment                (170,756)   (99,492)   (87,663)
Proceeds on disposal of fixed assets                          92        416         64
Payments for investments                                 (34,007)        --         --
                                                        --------   --------   --------
NET CASH FLOW FROM INVESTING ACTIVITIES                 (204,671)   (99,076)   (87,599)
                                                        --------   --------   --------
NET INCREASE/(DECREASE) IN CASH HELD                     (80,804)    44,277    (69,071)
Cash and cash equivalents at beginning of year           127,836     83,559    152,630
Net increase/(decrease) in cash held                     (80,804)    44,277    (69,071)
                                                        --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR           7      47,032    127,836     83,559
                                                        --------   --------   --------

See accompanying notes to consolidated financial statements.


NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are presented in accordance with the Papua New Guinea Companies Act, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board ("ASB"). These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the ASB.

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

(i)  CONSOLIDATION

     The consolidated financial statements of Lihir Gold Limited ("the Company") include the accounts of the Company and its majority owned subsidiaries ("the Group"). Subsidiary undertakings, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

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

     No amortisation is provided in respect of development properties until they are reclassified as "Mine Properties", following the commencement of commercial production. For the years ended December 31 2006, 2005 and 2004 the Company has had no properties in the development stage.

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

     Depreciation and amortisation of mine costs is determined using total proven and probable reserves. Total proven and probable reserves are used as the existing plant, infrastructure and other mining properties will be used in the development of all of the Company's proven and probable reserves. No future costs have been included in the depreciable base.

     Depreciation and amortisation of costs is provided for using the units-of-production method. The units-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold dore.


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

(vi) DEFERRED MINING COSTS

     The Company's mining operations at Lihir Island comprise a single mine with three contiguous open pits to extract ore from a single orebody. In conducting these mining operations it is necessary to remove overburden and other waste materials to access the orebody. The costs of removing waste materials are referred to as "stripping costs".

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

     Removal of waste materials will continue until mining operations cease. This is referred to as "production stripping" and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the income statement on an estimated "life-of-pit strip ratio" basis. This ratio is the proportion of waste material to ore estimated to be extractable from the relevant pit in the mine. The "life-of-pit" has been determined as the most effective method of matching stripping costs to the associated ounces mined.

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

     Capitalized production stripping costs are classified as "Deferred Mining Costs". Capitalized development stripping costs would be reflected in "Deferred Expenditure" within "Mine Properties".

     The Company applied the transitional provisions in EITF 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry" for the fiscal year beginning on January 1, 2006 in order to conform with the consensus. This resulted in a GAAP difference between IFRS and US GAAP; please refer to further discussion at Note 34.

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

(viii) MINE BUILDINGS, PLANT AND EQUIPMENT


     Mine buildings, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company's asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals).

     The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item's economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

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

     Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. Based on the 2004 ore reserve statement less depletion to date, the remaining life of mine is expected to be approximately 35 years with processing of economic grade ore being completed in 2041. Assets which have an estimated useful life that is shorter than the 35 year total production period are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Company's mining fleet, equipment and other similar assets. Certain assets, such as the Company's processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

                              PERCENTAGE
                             DEPRECIATED       PERCENTAGE
                                  AS           DEPRECIATED
FIXED ASSET CLASSIFICATION   UNITS-OF-USE   AS STRAIGHT LINE
--------------------------   ------------   ----------------
Deferred expenditure             100%              --
Land & buildings                 100%              --
Plant & equipment                85%               15%
TOTAL AVERAGE                    90%               10%

     The classification of "Land and Buildings" does not include freehold land as depreciable assets. As at December 31, 2006, the Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred.

     While it is expected that the Company will cease extracting ore at the end of the "mining" period in approximately 2021, it will continue to process stockpiled ore during the processing period until the end of the mine's life in approximately 2042. Further, the Company's annual impairment assessment of its long-lived assets, takes into consideration the expected change in activities between the mining and processing periods and the impact on net cash inflows during this period. At December 31 2005 the present value of net cash inflows estimated for the entire life of the mine did not indicate any impairment (refer note (x)).

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

     In accordance with IAS 2 -"Inventories", non-current ore stockpiles is defined as ore which is not scheduled to be processed in the twelve months after the balance sheet date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost and net realisable value. Net realisable value is assessed annually based on the product


                                      -F-7-
     expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale.

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

(x)  IMPAIRMENT OF ASSETS

     In accordance with IAS 36 "Impairment of Assets", mine properties and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that will exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

     In 1999 and 2000, impairment losses of $357.4 million were recognized (as detailed below) as the recoverable amount of the Company's cash generating unit (consisting of mining properties and deferred mining costs) was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows with primary assumptions detailed below.

Year   Long Term Gold Price   Discount Rate   Impairment/(Reversal)
----   --------------------   -------------   ---------------------
                $oz                  %              $million
1999           $325                 7%               $236.8
2000           $300                 6%               $120.6
2001           $280                 6%                 $0
2002           $305                 7%               ($37.9)
2003           $340                 7%               ($31.1)
2004           $380                 7%              ($205.7)
2005           $425                 7%                 $0
2006           $500                 7%                 $0

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


     The critical assumptions used in the impairment assessment were based on extensive and rigorous analysis conducted by the Company, including consideration of assessments of proved and probable reserves conducted by competent persons, including the Company's Chief Geologist and Chief Mining Engineer, independent reviews and other mine financial and operational assessments conducted by independent mine consultants.

     The following is a summary of factors considered:

                                               2006        2005          2004
                                               ----   -------------   ---------
Average spot price for the month of December   $630   $510            $442
Year-end spot price for December 31            $634   $517            $435
3 year weighted average                        $486   $422            $384
Bank/Analyst long-term forecasts               $535   $424(Nov-Dec)   $358(Oct)
Global Gold Price Survey                       $515   $425            $375
Rising trend for the last four years            +95%   +65%            +47%

     The gold price used for impairment and reserves purposes is based on the Company's best estimate of the gold price that is reasonable and supportable. To avoid double counting of the Company's derivative financial instruments recognized on the Company's balance sheet, hedged prices or the cash flows from derivative financial instruments that are being used to hedge future revenues are not taken into account in determining future cash flows (in accordance with IFRS and FAS 133 paragraph 34).

     The key change to the Company's critical assumptions in 2006 was a revision to the gold price to $475/oz. This represents a $50/oz increase on the Company's 2005 assumptions, and an $95/oz increase on the Company's 2004 assumptions.

     The ore reserves used in the Company's impairment calculations for 2006 are based on the Company's December 31 2004 reserves statement less depletion, which confirms proved and probable reserves of 17.5 million ounces (2005:
     17.5 million ounces). A revised reserve statement was published in January 2007 (refer to note 33).

(xi) RESTORATION, REHABILITATION AND ENVIRONMENTAL EXPENDITURE

     In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date.

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

     The fair values of quoted securities are based on current bid prices. The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the loss - measured as the difference between the acquisition cost and the current fair value, is removed from equity and recognized in the income statement.

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

(xvi) ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     The Company uses derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses and sustaining capital. The majority of the Company's production is un-hedged, which allows it to take advantage of increases in gold prices.

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

     The Company only sells refined product and spot sales are not based on any provisional terms and do not contain any embedded derivatives. The Company's forward contracts (derivatives) are accounted for as cash flow hedges in accordance with IA S39.

     While the Company has a fixed schedule of deliveries designated for its forward contracts, the Company is sometimes able to roll-over these contracts with its hedging counterparties, subject to normal credit approvals. As cash flow hedges, any subsequent changes in the fair value are effective are deferred through Other


     Comprehensive Income ("OCI"). The amounts deferred in OCI are recognized when the forecasted delivery occurs. There is no direct cash cost associated with a rollover, rather it is the strike price (negotiated to include a usually insignificant cost component) for the contract, that increases.

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

     Forward contract prices are not directly used in the Company's reserve determination.

(xvii) SHARE CAPITAL

     Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

(xviii) SHARE BASED PAYMENTS

     The Group makes equity-settled share-based payments only. There are two types of share-based payments provided by the Group:

     - The Executive Share Plan, which provides benefits to the executives of the company; and

     - Share issues made to local landowners through Mineral Resources Lihir Limited (MRL).

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

     The Group also has an obligation to issue shares under the 2003 Heads of Agreement ("Agreement") between the Company and MRL (representing the equity held for landowners). These shares are to be issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mines activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognizes the continued cooperative relationship between the Company and local landowners and the changes in circumstances on the island over time insofar as they affect the parties, including for example changes in the level of activity since the commencement of mining.

The share based payment is measured by reference to the fair value of the shares to be issued to MRL under the Agreement at the grant date being the date the liability to issue the shares arose. No vesting conditions are attached to the grant of shares. The share based payment transaction qualifies for capitalization as an intangible asset and the expense is amortised over the finite life of the asset using a units-of-production method. The amortization expense is included in operating costs.


(xix) REVENUE RECOGNITION

     The Company's revenue comes from the sale of refined gold in the international market. Generally, gold dore bars are sent to a refiner to produce bullion that meets the required market standard of 99.95% pure gold. Under the terms of refining agreements, the gold dore bars are refined for a fee, and the Company's share of the refined gold is credited to its bullion account or delivered to buyers.

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

     In the case of the Company's sales of gold bullion using forward contracts, the Company accounts for these as cash flow hedges in accordance with IAS
     39. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer. Revenue is not recognized on these contracts until all of the above conditions for revenue recognition are met. To the extent that any of these conditions are not met, the gold bullion remains in inventory.

     Aside from contracts transacted as deliveries into hedge commitments the Company has 4 counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Company no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Company's sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.

     The Company does not use any estimates nor apply any assumptions in recognising revenue, nor does the Company's sales arrangements contain any provisional pricing.

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

     The Company contributes a portion of the employee's salary package to defined contribution plans for its employees of the employee's individual selection for expatriate employees and the PNG NASFUND for PNG national employees. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

(xxiii) PROVISIONS

     Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.


(xxiv) DIVIDENDS

     Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's directors.

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

(xxvi) FOREIGN CURRENCY TRANSLATION

     As the Company's revenue is denominated in US dollars and the majority of its fixed asset purchases and costs are in US dollars or currencies related to US dollars, the Company's directors have adopted the US dollar as the Company's measurement and reporting currency.

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

(xxx) SIGNIFICANT RISKS AND UNCERTAINTIES

     The Lihir mine is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated March 17, 1995 (the "Mining Development Contract") with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir mine. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir mine.

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

     The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the provision for restoration and rehabilitation obligations and the


                                     -F-13-
     recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.

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

     As noted above, judgments are made in designing and applying the Company's accounting policies, including the above policies and the policy for deferred mining costs, described in note 1 (vi). Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgment that warrant separate disclosure.

NOTE 2: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Certain new accounting standards and IFRIC interpretations have been published that are not mandatory for the December 31 2006 reporting period. The group is currently considering the impact of the following new and revised standards:

(i) In August 2005, the International Accounting Standards Board ("IASB") issued International Financial Reporting Standard ("IFRS") 7 "Financial
     Instruments: Disclosures". IFRS7 revises and enhances IAS30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and IAS32 "Financial Instruments; Disclosures and Presentation". IFRS7 is applicable to annual periods beginning on or after January 1, 2007. The group has not elected to early adopt IFRS7.

(ii) In November 2006, the IASB issued IFRS 8 "Operating Segments". IFRS 8 replaces IAS 14 "Segment Reporting" and aligns segment reporting with the requirements of Statement of Financial Accounting Standard (SFAS) 131. IFRS 8 is applicable to annual periods beginning on or after January 1, 2009. The group has not elected to early adopt IFRS 8.

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


NOTE 6: OPERATING PROFIT

                                                  2006       2005       2004
                                                 $ 000      $ 000      $ 000
                                                --------   --------   --------
Operating profit before taxation has been
determined after crediting / (charging):
SALES AND OTHER REVENUE
Gold sales at spot                               384,363    263,919    245,397
Realisation of hedging instruments               (59,486)   (25,233)    (6,764)
Gold lease rate fees                               2,765      5,016      4,595
Fair value losses                                 (1,682)    (5,390)     8,608
Realisation of deferred hedging income               661        661        661
Realisation of deferred hedging costs            (17,794)   (14,147)   (17,829)
Other revenue                                      1,627         45         --
                                                --------   --------   --------
TOTAL REVENUE                                    310,454    224,871    234,668
                                                --------   --------   --------
OPERATING EXPENSES
Refining and related costs                          (928)      (751)      (780)
Royalties on sales                                (6,356)    (4,862)    (4,864)
Management fees                                       --     (1,125)    (1,500)
Operating consumables                           (124,087)  (108,914)  (103,542)
Contracted services                              (53,953)   (45,944)   (43,729)
Staff costs                                      (42,350)   (33,523)   (27,561)
Mining levy                                       (3,020)    (6,389)    (8,461)
Insurance                                         (6,297)    (4,744)    (5,221)
Air travel                                        (4,979)    (4,896)    (4,419)
Operating lease rentals                           (1,387)      (687)    (2,015)
Consultants                                       (7,209)    (5,262)    (3,883)
Donations and community assistance                (8,257)    (5,370)    (3,636)
Net foreign exchange gains / (losses)             (1,212)     1,358     (5,900)
Provisions for stores stock obsolescence            (817)      (982)      (963)
Provision for doubtful debts                        (366)      (354)      (389)
Deferred mining costs                             56,349     25,048     37,865
Costs deferred and transferred to inventories     19,395     42,128      3,557
Inventory write-off: Economic grade stockpile         --     (2,920)        --
Impairment reversal: Mine properties and
   deferred mining costs                              --         --    205,723
Impairment reversal/(charge) Economic grade
   stockpile                                          --         --     90,200
Profit/(loss) on disposal of assets                   61     (2,492)        --
Other expenses                                    (6,835)   (10,329)    (9,138)
Depreciation and amortisation mine properties    (37,444)   (35,757)   (32,929)
                                                --------   --------   --------
TOTAL OPERATING EXPENSES                        (229,692)  (206,767)    78,415
                                                --------   --------   --------
FINANCE COSTS
Interest expense on gold loan                     (1,526)      (438)     3,512
Non-cash interest expense on rehabilitation         (671)      (608)        --
Other finance costs                               (4,032)    (2,542)    (2,110)
                                                --------   --------   --------
TOTAL FINANCE COSTS                               (6,229)    (3,588)     1,402
                                                --------   --------   --------


NOTE 7: CASH AND CASH EQUIVALENTS

                                                             2006       2005
                                                             $ 000      $ 000
                                                           --------   --------
Cash at bank and on hand                                     21,408      2,596
Short term deposits with financial
   institutions                                              25,624    125,240
                                                            -------   --------
                                                             47,032    127,836
                                                            -------   --------

At December 31 2006 the effective interest rate on short-term deposits was 5.19% (2005: 4.27%). These deposits have an average maturity of 1 day (2005: 20 days).

NOTE 8: NET CASH FLOW FROM OPERATING ACTIVITIES

                                                  2006      2005      2004
                                                 $ 000     $ 000      $ 000
                                                -------   -------   --------
Reconciliation of cash flow from operating
activities to operating profit after tax

OPERATING PROFIT AFTER TAX                       53,837     9,788    329,221
Add back non-cash items:
   Depreciation and amortization                 37,444    35,757     32,929
   Fair value losses                              1,682     5,390     (8,608)
   Impairment reversal - mine properties and
      deferred mining costs                          --        --   (205,723)
   Impairment (reversal)/charge - economic
      grade stockpiles                               --        --    (90,200)
   Amortisation of deferred hedging income         (661)     (661)      (661)
   Amortisation of deferred hedging costs        17,795    14,147     17,829
   Provision for doubtful debts                     366       354        389
   (Profit)/loss on disposal of assets              (61)    2,492        (49)
    Increase in deferred mining non-cash         (6,668)   (3,297)    (3,115)
Change in operating assets and liabilities:
   Increase/(decrease) in provision for income
      taxes payable                                 340        --         --
   Increase/(decrease) in provision for
      deferred income tax                        21,792     5,949    (14,736)
   (Increase)/decrease in debtors and
      prepayments                                   131       689      1,187
   Increase in inventories                      (19,819)  (46,762)    (3,236)
   Increase in deferred mining costs cash       (49,681)  (21,751)   (34,750)
   Increase/(decrease) in creditors                (722)    5,029      8,504
   Increase in provisions                         2,915     2,418      1,370
                                                -------   -------   --------
NET CASH FLOW FROM OPERATING ACTIVITIES          58,690     9,542     30,351
                                                -------   -------   --------


NOTE 9: INCOME TAX

Income tax expense for the year has been calculated as follows:

                                                  2006     2005     2004
                                                  $ 000   $ 000     $ 000
                                                 ------   -----   --------
INCOME TAX  EXPENSE
Current tax                                         311   1,295   (111,412)
Under / (over) provided in prior years               29      --         --
                                                 ------   -----   --------
                                                    340   1,295   (111,412)
Deferred tax                                     23,327   4,654     96,676
Under / (over) provided in prior years           (1,535)     --         --
                                                 ------   -----   --------
                                                 21,792   4,654     96,676
                                                 ------   -----   --------
Total income tax expense                         22,132   5,949   (14,736)
                                                 ------   -----   --------

The tax on the Company's profit before tax differs from the prima facie amount that would arise using the tax rate applicable to profits of the Company as follows:

Profit before tax                                75,969   15,737    314,485
Prima facie income tax expense on operating
   profit at 30%                                 22,791    4,721     94,345
Tax effect of amounts which are not deductible
   (taxable) in calculating taxable income
- Expenses not deductible for tax purposes          922        8      2,391
- Section 72A double deductions                     (75)     (75)       (60)
                                                 ------   ------   --------
                                                 23,638    4,654     96,676
Recognition of previously unrecognized
   deferred tax asset                                --       --   (111,412)
Under (over) provided in prior years             (1,506)   1,295         --
                                                 ------   ------   --------
Tax expense / (benefit)                          22,132    5,949    (14,736)
                                                 ------   ------   --------

                                                2006      2005
                                               $ 000     $ 000
                                              -------   -------
DEFERRED INCOME TAX
Deferred tax assets:
- Deferred tax asset to be recovered within
  12 months                                    20,658    14,268
- Deferred tax asset to be recovered after
  more than 12 months                         152,476   138,580
                                              -------   -------
                                              173,134   152,848
                                              -------   -------
Deferred tax liabilities:
- Deferred tax liabilities to be recovered
  within 12 months                             (2,581)   (6,538)
- Deferred tax liabilities to be recovered
  after more than 12 months                   (84,327)  (58,571)
                                              -------   -------
                                              (86,908)  (65,109)
                                              -------   -------
Balance at beginning of year                   87,739    84,812
Credited/(charged) to the income statement    (21,792)   (5,949)
Tax charged to equity                          20,279     8,876
                                              -------   -------
Balance at end of year                         86,226    87,739
                                              -------   -------


The Group has a legally enforceable right to offset deferred income tax assets and liabilities and current tax assets against current tax liabilities where levied by the same taxation authority.

MOVEMENTS IN DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES:

                                             Provisions
                                 Inventory    of assets   Derivatives   Tax losses    Other    Total
                                 ---------   ----------   -----------   ----------   ------   -------
DEFERRED TAX ASSETS:
At January 1 2006                  1,590        6,185        78,952       65,613        508   152,848
Credited / (charged) to the
   income statement               (1,590)         898           505          231       (159)     (115)
Credited / (charged) to equity                      7        20,385            9         --    20,401
                                  -------       -----        --------     ------       ----   -------
AT DECEMBER 31 2006                   --        7,090        99,842       65,853        349   173,134
                                  -------       -----        --------     ------       ----   -------

                                    Accelerated
                                        tax       Consumable   Deferred    Prepaid
                                   depreciation     stores      mining    insurance    Other    Total
                                   ------------   ----------   --------   ---------   ------   -------
DEFERRED TAX LIABILITIES:
At January 1 2006                    (30,976)       (6,414)     (27,594)    (125)        --    (65,109)
Charged/(credited) to the income
   statement                          (8,791)        4,003      (16,905)     (46)        62    (21,677)
(Credited)/charged to equity              --            --           --       --       (122)      (122)
                                     -------        ------      -------     ----       ----    -------
AT DECEMBER 31 2006                  (39,767)       (2,411)     (44,499)    (171)       (60)   (86,908)
                                     -------        ------      -------     ----       ----    -------

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

NOTE 10: DERIVATIVE FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

                            2006      2005      2005
                           $ 000     $ 000     $ 000
                          -------   -------   -------
Current assets
   - Forward contracts        269       543       298
   - Put Options               --        --       175
                          -------   -------   -------
                              269       543       473
                          -------   -------   -------
Non-current assets
   - Forward contracts      2,419     4,236    19,382
                                                1,751
                          -------   -------   -------
                            2,419     4,236    21,133
                          -------   -------   -------
Current liabilities
   - Forward contracts     35,984    36,531    40,915
   - Calls options sold    25,553     4,262    10,884
                          -------   -------   -------
                           61,537    40,793    51,799
                          -------   -------   -------
Non-current liabilities
   - Forward contracts    251,745   192,224   179,615
   - Call options sold     22,209    34,933    23,777
                          -------   -------   -------
                          273,954   227,157   203,392
                          -------   -------   -------


The Company has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect the level of income in future years. It is not Company policy to engage in speculative hedging activities.

In September 2005 a gold loan of 480,000 ounces was negotiated as part of new Syndicated Finance Facility (Note 18). These negotiations also included an overall restructure of the hedge book that culminated in a reduction of hedge commitments of 470,830 ounces, an increase in the overall hedge book strike price, along with a substantial portion of the Company's remaining hedge commitments deferred to later years. As at December 31 2006 the Company's hedge book commitments amounted to 1,001,000 ounces as shown in the following summary:

                                         PUT
                FORWARD SALES       OPTIONS BOUGHT    CALL OPTIONS SOLD
              -----------------   -----------------   -----------------
               OUNCES    PRICE     OUNCES    PRICE     OUNCES    PRICE
              -------   -------   -------   -------   -------   -------
0-3 months     47,500   $327.56    19,000   $315.00    19,000   $307.00
3-6 months     10,000   $339.40    19,000   $315.00    19,000   $307.00
6-9 months     15,000   $326.40    19,000   $315.00    19,000   $307.00
9-12 months    42,500   $333.20    19,000   $315.00    19,000   $307.00

   2008       145,000   $327.12        --   $  0.00        --   $  0.00
   2009(1)    240,000   $371.67        --   $  0.00        --   $  0.00
   2010(1)    240,000   $371.67        --   $  0.00        --   $  0.00
   2011(1)    120,000   $371.67    13,000   $375.00    13,000   $375.00
   2012            --   $  0.00    26,000   $375.00    26,000   $375.00
   2013            --   $  0.00    26,000   $375.00    26,000   $375.00
              -------   -------   -------   -------   -------   -------
              860,000   $358.62   141,000   $342.66   141,000   $338.35
              -------   -------   -------   -------   -------   -------

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

Net profit for 2006 included revaluation costs relating to ineffective hedges of $1.7 million (2005: costs of $5.4 million, 2004: revenue of $8.6 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure


                                     -F-20-
to lease rates by way of gold lease rate swaps and by 2004 lease rates had declined near historical low levels. The cost of $1.7 million (2005: cost of $5.4 million, 2004: revenue of $8.6 million) has arisen due to lease rates rising in 2005 and 2006 from the 2004 low levels.

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

The estimated net amount of gains / (losses) contained in the fair value reserves which are expected to be reclassified to earnings within the next 12 months are as follows:

                           2006      2005      2004
                          $ 000     $ 000     $ 000
                         -------   -------   -------
Forward contracts        (63,153)  (53,476)  (40,183)
Deferred hedging gains     1,930     1,965     6,117
Deferred taxation         17,876    12,075    15,682
                         -------   -------   -------
                         (43,347)  (39,436)  (18,384)
                         -------   -------   -------

NOTE 11: INVENTORIES

                                     2006      2005
                                    $ 000     $ 000
                                   -------   -------
CURRENT
Stores                              47,636    43,567
Less: Provision for obsolescence    (6,116)   (5,299)
                                   -------   -------
                                    41,520    38,268
Production work in progress          2,094     2,824
Finished goods                       4,804     4,584
Ore stockpiles                      26,877    36,036
                                   -------   -------
                                    75,295    81,712
                                   -------   -------
NON-CURRENT
Ore stockpiles                     141,730   115,494
                                   -------   -------
                                   141,730   115,494
                                   -------   -------

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

Finished goods inventory is stated at the lower of cost and net realisable value.


NOTE 12: RECEIVABLES

                                               2006     2005
                                               $ 000    $ 000
                                              ------   ------
CURRENT
Other amounts receivable from third parties    7,586    7,926
Less: Provision for doubtful debts            (2,945)  (2,579)
                                              ------   ------
                                               4,641    5,347
                                              ------   ------
NON-CURRENT
Other amounts receivable from third parties      400      476
                                              ------   ------
                                                 400      476
                                              ------   ------
Total amounts receivable

As at December 31, 2006 other accounts receivable from third parties includes charges, such as accommodation and camp fees, electricity and other utilities, and airfares billed to third parties (totalling US$5.1 million in 2006, US$6.9 million in 2005 and US$6.3 million in 2004).

NOTE 13: DEFERRED MINING COSTS

                                   2006       2005
                                   $ 000      $ 000
                                 --------   --------
NON-CURRENT
Deferred mining costs             148,330     91,981
                                 --------   --------
                                  148,330     91,981
                                 --------   --------
Tonnes deferred (000's tonnes)     72,089     46,041
Strip ratio                          2.91       2.91

THE UNIT COST RATE FOR THE DEFERRED TONNES IS $2.06 (2005: $2.00).

MOVEMENTS:

                                                                            2006      2005
                                                                           $ 000     $ 000
                                                                          -------   -------
Carrying amount at start of year                                           91,981    66,933
- Overburden costs attributed to ore mined during the period (cash)       (42,227)  (50,782)
- Overburden costs attributed to ore mined during the period (non-cash)    (5,667)   (7,698)
- Total costs of material mined during the period (cash)                   91,908    72,533
- Total costs of material mined during the period (non-cash)               12,335    10,995
                                                                          -------   -------
Carrying amount at end of year                                            148,330    91,981
                                                                          -------   -------


NOTE 14: MINE PROPERTIES

                                                2006       2005
                                                $ 000      $ 000
                                              --------   --------
CAPITAL WORKS IN PROGRESS
   Cost brought forward                         66,895     65,966
   Additions                                   180,711     99,492
   Transfers                                   (42,587)   (98,563)
                                              --------   --------
   COSTS CARRIED FORWARD                       205,019     66,895
                                              --------   --------
PLANT AND EQUIPMENT
   Cost brought forward                        670,024    620,652
   Transfers from capital works in progress     26,747     55,437
   Additions                                     7,003         --
   Disposals                                    (2,544)    (6,065)
                                              --------   --------
   COST CARRIED FORWARD                        701,230    670,024
   Depreciation brought forward               (225,568)  (202,284)
   Charge for the year                         (24,463)   (27,005)
   Disposals                                     2,513      3,721
                                              --------   --------
   DEPRECIATION CARRIED FORWARD               (247,518)  (225,568)
                                              --------   --------
   NET BOOK VALUE                              453,712    444,456
                                              --------   --------
LAND AND BUILDINGS
   Cost brought forward                        117,697     80,132
   Transfers from capital works in progress      1,107     37,565
                                              --------   --------
   COST CARRIED FORWARD                        118,804    117,697
   Depreciation brought forward                (25,280)   (22,824)
   Charge for the year                          (3,075)    (2,456)
                                              --------   --------
   DEPRECIATION CARRIED FORWARD                (28,355)   (25,280)
                                              --------   --------
   NET BOOK VALUE                               90,449     92,417
                                              --------   --------
DEFERRED EXPENDITURE
   Cost brought forward                        277,342    271,781
   Transfers from capital works in progress     14,733      5,561
   Disposals                                    (1,182)        --
                                              --------   --------
   COST CARRIED FORWARD                        290,893    277,342
   Depreciation brought forward                (84,595)   (78,346)
   Charge for the year                          (9,773)    (6,249)
   Disposals                                     1,182         --
                                              --------   --------
   DEPRECIATION CARRIED FORWARD                (93,186)   (84,595)
                                              --------   --------
   NET BOOK VALUE                              197,707    192,747
                                              --------   --------
REHABILITATION
   Cost brought forward                          6,207      6,242
   Additions / (deductions)                        616        (35)
                                              --------   --------
   COST CARRIED FORWARD                          6,823      6,207


   Amortisation brought forward                 (2,376)    (2,329)
   Charge for the year                            (133)       (47)
                                              --------   --------
   AMORTISATION CARRIED FORWARD                 (2,509)    (2,376)
                                              --------   --------
   NET BOOK VALUE                                4,314      3,831
                                              --------   --------
TOTAL MINE PROPERTIES                          951,201    800,346
                                              --------   --------

Included in Capital works in progress is capitalised interest and financing costs of $0.7 million (2005: $1.8 million), a reduction of $1.1 million. The reduction reflects interest earned on these applied funds. A portion of the gold loan draw down was applied to the construction of the flotation plant (refer note 18).

NOTE 15: AVAILABLE-FOR-SALE FINANCIAL ASSETS

For the purposes of accounting classification, until such time as the Company has significant influence or power to govern the financial and operating policies of Ballarat Goldfields NL ("BGF"), the investment in BGF is defined and classified as an available-for-sale asset.

As part of the merger proposal between Lihir Gold Limited and BGF, Lihir Australian Holdings Ltd ("LAH") agreed to undertake a placement of 149 million fully paid ordinary shares at an issue price of A$0.28 per share. These equity securities are carried at fair value. The investment represents an 11% interest in BGF. As at balance sheet date, the Lihir group had no power to participate in the financial and operating policy decisions of BGF. Refer to Note 33 of the financial statements.

                                      2006     2005
                                      $ 000    $ 000
                                     ------   ------
Other listed securities:
   Equity securities                 33,001       --
                                     ------   ------
                                     33,001       --
                                     ------   ------

NOTE 16: ACCOUNTS PAYABLE

                                      2006     2005
                                      $ 000    $ 000
                                     ------   ------
CURRENT
Trade creditors and accruals         46,140   33,950
Amounts payable to related parties       --      476
Other payables                          427      265
                                     ------   ------
                                     46,567   34,691
                                     ------   ------

NOTE 17: PROVISIONS

                                      2006     2005
                                      $ 000    $ 000
                                     ------   ------
CURRENT
Employee provisions                   6,427    5,349
                                     ------   ------
                                      6,427    5,349
                                     ------   ------
NON CURRENT
Employee provisions                   3,164    2,616
Rehabilitation provision             11,097    9,808
                                     ------   ------
                                     14,261   12,424
                                     ------   ------


(a) Current employee provisions relate to the following short-term benefits which are payable within 12 months:

                               2006    2005
                              $ 000   $ 000
                              -----   -----
EMPLOYEE PROVISIONS CURRENT
Annual leave                  2,883   2,427
Sick leave                      625     559
Service bonus                 1,267   2,092
Short term incentives         1,207     193
Long service leave current      445      78
                              -----   -----
                              6,427   5,349
                              -----   -----

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

                                   2006    2005
                                  $ 000   $ 000
                                  -----   -----
EMPLOYEE PROVISIONS NON-CURRENT
Long service leave                2,188   2,192
Service bonus                       976     424
                                  -----   -----
                                  3,164   2,616
                                  -----   -----

(c) Movements in each class of provision during the financial year, other than employee benefits, are set out below:

                                                    2006     2005
                                                    $ 000    $ 000
                                                   ------   ------
REHABILITATION PROVISION
Carrying amount at start of year                    9,808    9,235
- additional / (reduction in) provision
  for changes in estimated cash outflows              414   (1,868)
- additional provision due to ground disturbance      204      451
- life of mine variation                               --    1,382
- interest charge                                     671      608
                                                   ------   ------
Carrying amount at end of year                     11,097    9,808
                                                   ------   ------

NOTE 18: BORROWINGS AND FINANCE FACILITIES

                                 2006      2005
                                $ 000     $ 000
                               -------   -------
CURRENT
Project financing facility      26,940        --
Ballarat Goldfields facility    35,595        --
                               -------   -------
                                62,535        --
                               -------   -------
NON CURRENT
Project financing facility     218,580   215,520
                               -------   -------
                               218,580   215,520
                               -------   -------

(A) PROJECT FINANCING FACILITY

A Syndicated Finance Facility, signed on September 15 2005, is a facility of two parts, both parts underwritten by ABN AMRO Australia Limited. Participating with ABN AMRO Australia Limited as financiers of the facility are eleven banks:
Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribas, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe Generale, WestLB AG, and Westpac Banking Corporation.


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

The gold loan delivery schedule is:

DELIVERY (IN OUNCES)   FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER   FULL YEAR
--------------------   -------------   --------------   -------------   --------------   ---------
2007                           --              --           30,000          30,000         60,000
2008                       30,000          30,000           15,000          25,000        100,000
2009                       50,000          35,000           30,000          15,000        130,000
2010                       40,000          25,000           15,000          20,000        100,000
2011                       40,000          50,000               --              --         90,000

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

(B) BALLARAT GOLDFIELDS FACILITY

On October 17, 2006, Lihir Australian Holdings Pty Limited ("LAH") entered into a Facility Agreement with a bank. The bank has agreed to make available to LAH a cash advance up to a maximum amount of A$50 million. The facility has been split into two tranches specifically for the following approved purposes:

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


                                  BALLARAT     BALLARAT                        REVOLVING   REVOLVING
                                 GOLDFIELDS   GOLDFIELDS     GOLD      GOLD      CREDIT      CREDIT
                                  FACILITY     FACILITY      LOAN      LOAN    FACILITY     FACILITY    TOTAL     TOTAL
                                   US$ 000      US$ 000    US$ 000   US$ 000    US$ 000     US$ 000    US$ 000   US$ 000
                                    2006         2005        2006      2005       2006        2005       2006      2005
                                 ----------   ----------   -------   -------   ---------   ---------   -------   -------
Repayment Maturity
Current
                                  -------         ---      -------   -------    ------        ---      -------   -------
Less than one year                 35,595          --       26,940        --        --         --       62,535        --
                                  -------         ---      -------   -------    ------        ---      -------   -------
Non-current
Between one and two years              --          --       44,900    26,940        --         --       44,900    26,940
Between two and three years            --          --       58,370    44,900        --         --       58,370    44,900
In excess of three years               --          --       85,310   143,680    30,000         --      115,310   143,600
                                  -------         ---      -------   -------    ------        ---      -------   -------
                                       --          --      188,580   215,520    30,000         --      218,580   215,520
                                  -------         ---      -------   -------    ------        ---      -------   -------
TOTAL                              35,595          --      215,520   215,520    30,000         --      281,115   215,520
                                  -------         ---      -------   -------    ------        ---      -------   -------
Weighted average interest rate        8.1%         --          2.6%      2.0%      7.3%        --          2.3%      2.0%

NOTE 19: SHARE CAPITAL

                                                2006        2005        2004
                                               $ 000       $ 000       $ 000
                                             ---------   ---------   ---------
(a) Issued and paid up capital
Ordinary shares
Opening balance                              1,027,504   1,027,504   1,025,288
Shares reclassified as treasury shares (1)        (435)         --          --
Shares issued                                       --          --       2,286
Share issue transaction costs                       --          --         (70)
Closing balance                              1,027,069   1,027,504   1,027,504

                                            2006        2005        2004
                                         ---------   ---------   ---------
                                               NUMBER OF SHARES '000
(b) Issued and paid up capital
Opening balance                          1,284,225   1,284,225   1,282,334
Shares reclassified as treasury shares        (176)         --          --
Shares issued                                   --          --       1,891
Closing balance                          1,284,049   1,284,225   1,284,225

(1) On consolidation, shares held under the Lihir Executive Share Plan are offset against share based payments reserve.

The company's securities consist of ordinary, restricted executive and class B shares. Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are held by the company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.

The Treasury restricted executive shares are shares purchased for the Long Term Incentive plan (see note 32 Share Based Payments).

In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no authorised capital.


NOTE 20: RESERVES AND RETAINED PROFITS

                                                   2006       2005       2004
                                                  $ 000      $ 000      $ 000
                                                 --------   --------   --------
(A) RESERVES
Hedging reserve - cash flow hedges               (256,123)  (225,692)  (162,153)
Share based payments reserve                        5,421         --         --
Fair value reserve                                     17         --         --
Foreign currency translation reserve                   (4)        --         --
                                                 --------   --------   --------
                                                 (250,689)  (225,692)  (162,153)
                                                 --------   --------   --------
MOVEMENTS:
Hedging reserve - cash flow hedges
   Balance January 1                             (225,692)  (162,153)  (206,548)
   Forward contracts                              (40,563)   (65,119)   (38,062)
   Call options sold                               (9,478)    (1,593)    (4,840)
   Deferred hedging gains / (losses)                 (774)    (5,703)    17,221
   Deferred taxation                               20,384      8,876     70,076
                                                 --------   --------   --------
   Balance December 31                           (256,123)  (225,692)  (162,153)
                                                 --------   --------   --------
Share based payments reserve
   Balance January 1                                   --         --         --
   Share rights expensed                              382         --         --
   Deferred share rights                            5,161         --         --
   Deferred taxation                                 (122)        --         --
                                                 --------   --------   --------
   Balance December 31                              5,421         --         --
                                                 --------   --------   --------
Fair value reserve
   Balance January 1                                   --         --         --
   Treasury share mark-market revaluation              17         --         --
                                                 --------   --------   --------
   Balance December 31                                 17         --         --
                                                 --------   --------   --------
Foreign currency translation reserve
   Balance January 1                                   --         --         --
   Currency translation differences arising
      during the year                                 (13)        --         --
   Deferred taxation                                    9         --         --
                                                 --------   --------   --------
   Balance December 31                                 (4)        --         --
                                                 --------   --------   --------
(B) ACCUMULATED PROFITS/(LOSSES)

Movements in retained profits / (losses) were as follows:

   Balance January 1                              (18,340)   (28,128)  (357,349)
   Net profit for the year                         53,837      9,788    329,221
                                                 --------   --------   --------
   Balance December 31                             35,497    (18,340)   (28,128)
                                                 --------   --------   --------


NOTE 21: REMUNERATION AND BENEFITS

(a) Directors' remuneration, including the value of benefits received during the year:

                                             2006     2005    2004
                                            $ 000    $ 000   $ 000
                                            ------   -----   -----
Garnaut, Ross                                  210     122    121
Siaguru, Anthony (deceased April 16 2004)       --      --     21
Kamit, Winifred                                 70      44     --
Loudon, Geoff                                   70      44     45
Cassidy, Peter                                  70      44     45
Swan, Neil (resigned October 1 2005)            --     476    456
Arthur Hood (appointed October 1 2005)       1,064     121     --
Bruce Brook (appointed December 4 2005)         70       3     --
John O'Reilly (resigned December 31 2006)       70       4     --

Mr. Arthur Hood also participates in the Lihir Executive Share Plan ("LESP"). On October 24, 2006 the Board determined that a total of 176,071 share rights granted for the 2005/2006 long term incentive vest after considering the performance of Mr. Hood against three of the four tranches of performance conditions. On the November 24, 2006 Mr. Hood exercised these share rights. Under the LESP Mr. Hood is unable to trade in these shares for a period of 4 years from the effective date of grant (September 16, 2005). See Note 32 for further information.

On October 24, 2006 the Remuneration and Nomination Committee resolved that, subject to approval by the Company's shareholders at the Annual General Meeting to be held in April 2007, the Managing Director is granted 136,530 share rights under the LESP on the terms and conditions of the LESP. See Note 32 for further information on the terms and conditions.

(b) Key management personnel compensation

                                2006    2005    2004
                               $ 000   $ 000   $ 000
                               -----   -----   -----
Short-term employee benefits   2,227   2,750   1,555
Post-employment benefits         178     293     232
Termination benefits           1,106      --      --
Share-based payments             885      --      --
                               -----   -----   -----
                               4,396   3,043   1,787
                               -----   -----   -----

(c) The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2006 fall into the following bands:

Remuneration and benefit band

                                Number of employees
                                -------------------
$                               2006   2005   2004
                                ----   ----   ----
$  30,001 - $  40,000            48     11      6
$  40,001 - $  50,000            25      7      5
$  50,001 - $  60,000            17      6      7
$  60,001 - $  70,000            14      2      6
$  70,001 - $  80,000             7      3      5
$  80,001 - $  90,000            11      4      3
$  90,001 - $100,000              8      5      5
$100,001 - $110,000               7     10      6
$110,001 - $120,000              10      4      7
$120,001 - $130,000               6      9      9
$130,001 - $140,000               7      5      3
$140,001 - $150,000               5      9      1
$150,001 - $160,000               5      7      7
$160,001 - $170,000               6      6      5
$170,001 - $180,000               6      7      3
$180,001 - $190,000               8     --     --
$190,001 - $200,000               2      3      1


                                Number of employees
                                -------------------
$                               2006   2005   2004
                                ----   ----   ----
$200,001 - $210,000               1      3     --
$210,001 - $220,000               5      3      2
$220,001 - $230,000              --      2      1
$230,001 - $240,000               3      1      1
$240,001 - $250,000               1      1      1
$260,001 - $270,000               1     --      1
$270,001 - $280,000               1     --      1
$280,001 - $290,000               1      1      1
$320,001 - $330,000               1     --     --
$390,001 - $400,000              --      1     --
$450,001 - $460,000               1     --     --
$470,001 - $480,000              --      1     --
$700,001 - $710,000               1     --     --

NOTE 22: RETIREMENT BENEFITS

Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on a percentage of the employee's base salary. Contributions made during the year amounted to $1,120,623 (2005: $768,492, 2004: $602,882). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $982,915 (2005: $880,622, 2004: $750,222). This is a
multi-employer plan, and members' benefits are in the nature of defined contributions.

NOTE 23: AUDITOR'S REMUNERATION

During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

                                                  2006   2005   2004
                                                  $000   $000   $000
                                                  ----   ----   ----
(A) ASSURANCE SERVICES
Audit services
   PricewaterhouseCoopers, PNG Firm                340    249    218
   PricewaterhouseCoopers, Other Overseas Firms    115    105    147
                                                   ---    ---    ---
Total remuneration for audit services              455    354    365
Other assurance services
   PricewaterhouseCoopers, PNG Firm                 58     52     --
   PricewaterhouseCoopers, Other Overseas Firms     54     59     --
                                                   ---    ---    ---
Total remuneration for other assurance services    112    111     --
                                                   ---    ---    ---
Total remuneration for assurance services          567    465    365
                                                   ---    ---    ---
(B) TAXATION SERVICES
   PricewaterhouseCoopers                           79    129     27
                                                   ---    ---    ---
Total remuneration for taxation services            79    129     27
                                                   ---    ---    ---


NOTE 24: CAPITAL AND LEASING COMMITMENTS

OPERATING LEASE COMMITMENTS
Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows:

                                                 2006    2005
                                                $ 000   $ 000
                                                -----   -----
Payable
   - not later than one year                      971     356
   - later than one year but not later than
     2 years                                      749     356
   - later than two years but not later than
     5 years                                    1,302     546
   - later than 5 years                         2,327   2,494
                                                -----   -----
                                                5,349   3,752
                                                -----   -----

The major operating leases at December 31 2006 relate to the lease of six Caterpillar 785B haul trucks ($3.2 million until December 2025) and corporate building leases of $1.9 million through to mid 2009.

CAPITAL EXPENDITURE COMMITMENTS

                                                   2006     2005
                                                   $ 000    $ 000
                                                  ------   ------
Capital expenditure commitments contracted for:
   Payable
   - not later than one year                      68,264   86,287
                                                  ------   ------
                                                  68,264   86,287
                                                  ------   ------

The major items of capital commitment as at December 31 2006 are: Flotation plant ($43.7 million), 20MW geothermal power station ($5.4 million), blast hole drill rigs ($5.1 million), oxygen plant motor ($2.4 million) and dewatering equipment ($1.2 million).

NOTE 25: CONTINGENT LIABILITIES

A wholly owned subsidiary, Niugini Mining Limited ("NML"), has been subject to claims originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The claims related to activities of NML that are alleged to have taken place before NML was acquired by the Company. One of the claims was dismissed by the National Court of Papua New Guinea in November 2004 for want of prosecution. On July 21 2006, the National Court of PNG dismissed the remaining claim, which was brought by Joe Bumbandy for himself and on behalf of the Customary Landowners of Mt Victor Gold Mine Area, on the basis of its being dormant. On August 30 2006, the plaintiffs appealed against the decision to the Supreme Court of PNG and brought a fresh claim in the National Court of PNG containing the same allegations and cause of action. In response, NML filed an objection in the Supreme Court to the competency of the appeal and a defence in the National Court to the new claim, with an application to have the claim dismissed on the basis of being statute-barred. The Company, through NML, intends to defend the claim vigorously.

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

(iii) Credit risk

For hedging transactions the maximum credit risk at any point in time is the difference between the agreed strike price in the contract, and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price on the December 31 2006 of $633.80 (2005: $517.38) the hedge book was $332.8 million out-of-the-money (2005: $263.2 million out-of-the-money), effectively quantifying the Company's credit risk as at that date. Transactions are


                                     -F-31-
spread between fourteen major banks, with the most significant concentration at December 31 2006 being with Mitsui Precious Metals Inc. at 26% of hedges (2005:
35%) and J Aron & Company at 14% of hedges (2005: 15%).

All counterparties to these transactions are recognised financial institutions with a minimum credit rating of Aa3. The Company's risk in the event of any of the counterparties defaulting on their contractual obligations is limited to any revenue that may be foregone in the case where the defaulted contract's strike price exceeds the prevailing spot price at the value date. The Company does not expect any counterparty to fail to meet its obligations.

In the event of the Company's failure to meet its gold delivery obligations, the Company would be obliged to fulfill its obligations by way of payment in US Dollars or by way of a gold purchase.

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

SECONDARY REPORTING (GEOGRAPHICAL SEGMENTS)

                            SEGMENT SALES                              ACQUISITION OF         SEGMENT
                               REVENUE            SEGMENT ASSETS       SEGMENT ASSETS       LIABILITIES
                               $ 000                  $ 000                $ 000               $ 000
                          -----------------   ---------------------   ----------------   -----------------
                            2006      2005       2006        2005      2006      2005      2006      2005
                          -------   -------   ---------   ---------   -------   ------   -------   -------
Papua New Guinea               --        --   1,411,486   1,288,666   185,913   99,410   310,782   259,806
Australia                 273,464   175,019      84,572      30,740    34,802       82   324,672   231,853
North America              12,281        --          --          --        --                 --
Europe                     25,310    47,260          --          --        --       --        --        --
Asia                       13,823    16,407          --          --        --       --    48,727    44,275
Unallocated
   (non-cash deferred
   hedging realisation)   (17,134)  (13,486)         --          --        --       --        --        --
                          -------   -------   ---------   ---------   -------   ------   -------   -------
TOTAL GROUP               307,744   225,200   1,496,058   1,319,406   220,715   99,492   684,181   535,934
                          -------   -------   ---------   ---------   -------   ------   -------   -------

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

Directors' interests are outlined in the Directors' Report.

A relative of a director provided specialised services to the Company in 2005.


                                     -F-32-

                                                      2006    2005
                                                     $ 000   $ 000
                                                     -----   -----
Rio Tinto Plc, until October 10 2005, supplied
   management services and bore expenses on behalf
   of the Company which were subsequently
   recharged to the Company
- Secondment of management                             --      995
- Technical services                                   --    1,680
                                                      ---    -----
                                                       --    2,675
                                                      ---    -----
LMC management fee                                     --    1,125
Anthony Garnaut, a relative of a director,
   provided consulting services to the Company on
   an arms length basis.                               --       18

NOTE 29: EARNINGS PER SHARE

The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At December 31 2006 no options were outstanding.

                                                      2006        2005        2004
                                                     $ 000       $ 000       $ 000
                                                   ---------   ---------   ---------
Net profit attributable to ordinary shareholders      53,837       9,788     329,221
                                                   ---------   ---------   ---------
Weighted average number of ordinary shares
   (thousands)                                     1,284,049   1,284,225   1,284,082
Basic EPS (cents/share)                                  4.2         0.8        25.6

Diluted number of ordinary shares (thousands)      1,284,225   1,284,225   1,284,082
Diluted EPS (cents/share)                                4.2         0.8        25.6

NOTE 30: DIVIDENDS PER SHARE

No dividends were declared or paid in 2006, 2005 or in 2004.

NOTE 31: INVESTMENTS IN SUBSIDIARIES

NAME OF SUBSIDIARY                   % OWNERSHIP INTEREST   COUNTRY OF INCORPORATION
------------------                   --------------------   ------------------------
Niugini Mining Limited                       100%           Papua New Guinea
Niugini Mining Australia Pty Ltd             100%           Australia
Lihir Management Company Limited             100%           Papua New Guinea
Lihir Business Development Limited           100%           Papua New Guinea
Lihir Services Australia Pty Ltd             100%           Australia
Lihir Australian Holdings Pty Ltd            100%           Australia

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

Details of share rights granted under the Executive Share Plan to December 31 2006 are:

                                  PER SHARE
                                    RIGHT                               NUMBER     NUMBER    NUMBER
                      EXERCISE   INDICATIVE                             ISSUED   EXERCISED   LAPSED
DATE OF     EXPIRY      PRICE       VALUE       HURDLE     NUMBER AT    DURING     DURING    DURING   NUMBER AT
 GRANT       DATE         $           $       CONDITIONS    JAN-1-06    PERIOD     PERIOD    PERIOD   DEC-31-06
-------   ---------   --------   ----------   ----------   ---------   -------   ---------   ------   ---------
Aug-06    Sep-15-15     0.00        2.35            1          --       45,147    40,632      4,515         --
Aug-06    Sep-15-15     0.00        2.35            2          --       45,147        --         --     45,147
Aug-06    Sep-15-15     0.00        2.21            3          --       67,719    67,719         --         --
Aug-06    Sep-15-15     0.00        2.21            4          --       67,720    67,720         --         --
Oct-06    Dec-31-15     0.00        2.37          1,2          --        8,028        --         --      8,028
Oct-06    Dec-31-15     0.00        1.69            3          --        6,018        --         --      6,018
Oct-06    Dec-31-15     0.00        0.73            4          --        6,020        --         --      6,020
Sep-06    Dec-31-15     0.00        2.30          1,2          --      178,988        --         --    178,988
Dec-06    Dec-31-15     0.00        2.16            3          --      113,343        --         --    113,343
Dec-06    Dec-31-15     0.00        1.95            4          --      113,348        --         --    113,348
Dec-06    Dec-31-15     0.00        1.05            3          --       12,409        --         --     12,409
Dec-06    Dec-31-15     0.00        0.79            4          --       16,530        --         --     16,530
Dec-06    Dec-31-15     0.00        1.19            3          --        4,120        --         --      4,120
Dec-06    Dec-31-15     0.00        1.98            3          --        4,364        --         --      4,364
Dec-06    Dec-31-15     0.00        1.53            4          --        4,364        --         --      4,364
Dec-06    Dec-31-15     0.00        2.44          1,2          --       54,612        --         --     54,612
Dec-06    Dec-31-15     0.00        1.32            3          --       40,959        --         --     40,959
Dec-06    Dec-31-15     0.00        1.38            4          --       40,959        --         --     40,959

No Share Rights were forfeited during the periods covered by the above table.

The following share rights were exercised during the financial year

                                                   WEIGHTED AVERAGE PRICE
DATE OF GRANT   NUMBER EXERCISED   EXERCISE DATE    AT EXERCISE DATE (I)
-------------   ----------------   -------------   ----------------------
    Aug-06           176,071         Dec 1 2006             $2.37


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

The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the 1-year yield-to-maturity of a Commonwealth Government Bond (to match the share right's vesting date).

Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

                         2006       2005
                       $US '000   $US '000
                       --------   --------
EXECUTIVE SHARE PLAN      488        --

Whilst the equity instruments are issued by LGL, where the employee services are provided to other entities within the group the expenses are transferred accordingly.

The performance hurdle conditions attaching to each tranche of share rights are as follows:

     1. Individuals are set key performance indicators (KPI's) based around the Company's performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company, including through project and geographic diversification. The performance condition will be assessed by the Board.

     2. This performance condition will be assessed by the Board against changes in the net present value of the Company. This assessment is to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors.

          Certain potential sources of change in the company's net present value will not be included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals control and the control of the management team generally. The sources for which adjustments are to be made to date are changes in the gold price, variations in the hedge delivery programme, hydrocarbon pricing (HFO, diesel and lubricants), inflation and changes in exchange rates between the US dollar and the Australian dollar or PNG kina.

     3. This performance condition will be assessed by the Board by reference to the performance of the:

          - Company's "total shareholder return" or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price) for the either 20 trading days up to and excluding September 16 2006/07 for the Managing Director's share rights or for December 2006 for all other share rights; and

          - Average "total shareholder return" of the Comparator Group using the Comparator Group's VWAP for the same time periods as applicable above.

          If the Company's annual TSR when compared with the Comparator Group' annual TSR:

          - is greater by 10% or more, all of the rights subject to this condition will vest; or

          - does not exceed the Comparator Group's, no rights subject to this condition will vest; or


          - is greater by less than 10% a straight-line calculated proportion of the rights subject to this condition will vest.

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

          After March 2006:

          Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold.

          Comparator Group (Sept 06 grant):

          Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold.

          4. This performance condition will be assessed to the extent to which the Company's "total shareholder return" increases over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date using the VWAP for either 20 trading days up to and excluding September 16 2006/07 for the Managing Director's share rights or for December 2006 for all other share rights.

               If the company's TSR over the performance period increases by:

               - 15% or more, the participant is entitled to all of the TSR growth share rights vesting;

               - 5% or less, the participant will not be entitled to any TSR growth share rights vesting; or

               - More than 5% but less than 15%, the participant will be entitled to a pro rated number of TSR growth share rights vesting calculated on a straight line basis.

          The Directors have discretion to disregard any changes to NPV or TSR due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity, or which would lead to an incorrect comparison.

NOTE 33: SUBSEQUENT EVENTS

RESERVE AND RESOURCE

As announced on January 24, 2007, the Company has completed a review of its reserves and resources which resulted in an increase in reserves to 23.6 million ounces. This is up from 21 million ounces announced in February 2005, despite reserves depletion of approximately 1.25 million ounces of gold in the intervening period. The reserve increase followed limited additional drilling, revised cost estimates, reduced cut-off grade and an enlarged pit design, and was based on a long term gold price assumption of $475 per ounce. The change reflects a 23% increase in the reserve and will reduce the amortization and depreciation costs per ounce for the 90% of assets accounted for using the units-of-production method.

CONTINGENT LIABILITY - NIUGINI MINING (AUSTRALIA) PTY LIMITED - ARTS - RODERICK SALFINGER

In January 2007, a wholly-owned subsidiary, Niugini Mining (Australia) Pty Limited ("NMAL"), received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd ("ARPL") dated January 20 2000 under which NMAL sold certain tenements and leases to ARPL with the agreement subsequently being terminated by NMAL. The claim is being brought by Mr Roderick Salfinger, a former director of ARPL (which is now deregistered). Mr Salfinger claims to have been assigned the rights to bring the action. The claim has been brought in the Federal Court in Melbourne against NMAL and the State of Queensland under the Trade Practices Act. The claimant seeks, among other things, declarations that NMAL has been unjustly enriched at the expense of ARPL and that NMAL holds the amount of A$880,000 on trust for the claimant and unspecified damages for breach of contract. The claim is at an early stage and will be defended vigorously.

BALLARAT GOLDFIELDS NL MERGER

On October 17, 2006 Lihir Gold Ltd and Ballarat Goldfields NL ("Ballarat") proposed a merger of the two companies. On February 26, 2007, the Company gained effective control of Ballarat through a scheme of arrangement which was approved by Ballarat's shareholders and the Supreme Court of Victoria. The acquisition of 100% of the shares of Ballarat was completed on March 8, 2007. Under the scheme of arrangement, Ballarat's shareholders received five Lihir shares for every 54 Ballarat shares held, which equated to a value of 28.8 cents per Ballarat share based on the closing price of Lihir's shares on the day prior to the announcement of the transaction. This offer valued Ballarat at A$350 million, based on its fully diluted share capital on the day prior to the announcement of the transaction. At the date of acquisition this value had increased to A$445.8 million ($349.1million) based on Lihir Gold Ltd's closing published price on the Australian Securities Exchange (ASX) on February 26, 2007.


Cost of Acquisition and purchase price allocation

                                           $M
                                          -----
Equity Instruments issued (111,995,996)   312.7
Cash                                       33.0
Direct costs                                3.4
                                          -----
COST OF ACQUISITION                       349.1
                                          -----
Comprising:
Mine Properties                            27.5
Intangibles                               356.4
Deferred Mining Costs                      19.8
Net working capital                        25.1
Deferred tax                              (79.7)
                                          -----
TOTAL                                     349.1
                                          -----

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

NOTE 34: RECONCILIATION TO US GAAP

The basis of preparation of these financial statements is set out in Note 1. These accounting policies vary in certain important respects from the accounting principles generally accepted in the United States ("US GAAP"). The material differences affecting the financial statement line items between generally accepted accounting principles followed by the Company and those generally accepted in the US are summarised below.

a.   Project financing

     Prior to 1997, certain equity issuance and other offering costs were capitalized as a part of mine properties for IFRS purposes. US GAAP requires equity issuance costs to be offset against shareholders' equity.

b.   Borrowing cost capitalization as part of mine properties

     Under IFRS, interest incurred on funds that are borrowed specifically for the purpose of obtaining a qualifying asset is capitalized.

     Under US GAAP SFAS 34 "Capitalization of Borrowing Cost", the amount of interest cost to be capitalised for qualifying assets is intended to be that portion of the interest cost incurred during the assets' acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

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

f.   Stripping costs incurred during production

     Under IFRS, the Company defers stripping costs as described in Note 1(vi). Stripping costs include direct expenditures for stripping, drilling, blasting and related depreciation expense. In March 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force
     (EITF) Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". EITF No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of the inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15 2005, with early adoption permitted. The Company elected to adopt EITF No. 04-6 effective January 1 2006. In line with this, all deferred stripping costs have been expensed as a cost of inventory. The impact of the change on January 1 2006 was a cumulative effect adjustment to decrease opening retained earnings by $52.4 million. This was represented by a write off of deferred stripping costs ($92.0 million) and other adjustments to the balance sheet comprising increases in ore stockpiles ($16.2 million), gold in process ($0.4 million) and finished goods ($0.4 million) and decreases in deferred tax liability ($27.6 million) and deferred tax asset ($5.0 million).

     The following table shows on a pro forma basis the effect that adoption of EITF No. 04-6 would have on net income (after tax) under US GAAP for the fiscal years ended December 31, 2005 and 2004 respectively:

                                                                 2005       2004
                                                                 $'000     $'000
                                                                -------   -------
Net income under US GAAP as previously reported                  21,845   141,614
Pro forma adjustment to income if the policy of not deferring
   stripping costs had been adopted as of January 1, 2004       (12,806)  (21,258)
                                                                -------   -------
Pro forma net income                                              9,039   120,356
                                                                -------   -------
Pro forma net income earnings per common share - basic
   ($ per share)                                                   0.01      0.09
Pro forma net income earnings per common share - diluted
   ($ per share)                                                   0.01      0.09
Impact of the adjustment:
Net earnings per common share - basic ($ per share)               (0.01)    (0.02)
Net earnings per common share - diluted ($ per share)             (0.01)    (0.02)

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

     In regards to the classification of deferred taxes between current and non-current, for IFRS purposes all deferred tax asset and liabilities are classified as non-current. Under US GAAP, the classification of a deferred tax between current and non-current is dependent upon when the deferred tax is expected to be utilised/owed. For example, if the deferred tax asset is expected to be able to reduce the next year's tax expense, then it would be classified as a current deferred tax asset. As a result of the classification differences, a reclass was required in the reconciliation of the IFRS financial statements for US GAAP.

     For US GAAP purposes, current and non-current deferred tax assets and liabilities must be separately disclosed.

i.   Deferred tax benefit under US GAAP

     Impairment reversals of mine properties and economic grade stockpiles are not permitted under US GAAP. In 2004, this resulted in an increase to the net deferred tax asset under US GAAP. Previously, the Company recognized a full valuation allowance against the deferred tax asset related to this temporary difference. This has been fully reversed in 2004 following the Company's determination that there will be sufficient future taxable income to utilise the benefit and the tax loss carry-forwards. Also included in this line is the deferred tax effect of the IFRS to USGAAP reconciling items for 2005 and 2006.

j.   Deferred mining costs:

     Under both IFRS and US GAAP (through 2005), the Company deferred stripping costs as described in Note 1 (vi). Stripping costs included direct expenditures for stripping, drilling, blasting and related depreciation expense. Until April 17, 2000, all mining operations were outsourced to a third party. Subsequent to that date, the Company began conducting direct mining operations on its own behalf. As disclosed in the 2004 financial statements, beginning from April 17, 2000 and through 2002, certain of these mining costs were expensed in the income statement in error rather than being included in deferred mining costs pursuant to the Company's accounting policy. In 2004, the error was identified and the Company restated the previously issued 2002 US GAAP reconciliations to include the deferral of the direct costs incorrectly expensed.

     Under IFRS, the financial statements were not restated because the correction of this error would not have an impact on net income or shareholders' equity at and for the year ended December 31, 2002 because any additional mining costs capitalized in 2002 would have resulted in a corresponding reduction in the reversal of the impairment loss recognized in that year.

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

     Management will continue to assess the impact of SFAS 141 "Business Combinations" and it is likely that GAAP differences will arise in relation to this acquisition.

l.   Recently Issued Accounting Pronouncements

     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs
     - an amendment of ARB No. 43". SFAS 151 adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS 151 was effective for fiscal years beginning after June 15, 2005 and was to be applied prospectively. Adoption of SFAS 151 did not have an impact on the Company's financial statements.

     In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment" (SFAS 123R). SFAS 123R supersedes Accounting Principles Board opinion No. 25. Under US GAAP, the Group has applied the fair value recognition provisions of SFAS 123R since January 1, 2006. As this is the first year the share plan was established, there are no additional adjustments required in the current period as a result of this application.

     In May 2005, the FASB issued "Accounting Changes and Error Corrections" (SFAS 154), which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. SFAS 154 replaces APB Opinion 20, "Accounting Changes", and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements". This Statement requires retrospective application of a change in accounting principle to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. SFAS 154 was effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. This standard is consistent with the entity's accounting policy under IFRS and there was no impact of adopting this standard.


     In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our US GAAP consolidated results of operations and financial condition and have not yet reached final conclusions.

     In June of 2006, the FASB ratified the consensus reached by the Emerging Issues Tax Force in Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)" (EITF 06-3). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. EITF 06-3 is effective for periods beginning after December 15, 2006. The Company currently presents these taxes on a net basis.

     In September 2006, the FASB issued, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact of SFAS 157 will have on our US GAAP consolidated results of operations and financial condition.

     In September of 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in the fiscal year ending December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

     In February 2007, the FASB issued "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB 115" (SFAS
     159). SFAS 159 provides an alternative measurement treatment for certain financial assets and financial liabilities, under an instrument-by-instrument election, that permits fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings. While SFAS 159 is effective beginning January 1, 2008, earlier adoption is permitted as of January 1, 2007, provided that the entity also adopts all of the requirements of SFAS 157. We are currently evaluating whether we will adopt SFAS 159 early, and the impact SFAS 159 may have on our consolidated financial statements.

                                                                          2006       2005
                                                            REFERENCE     $'000      $'000
                                                            ---------   --------   --------
SHAREHOLDERS' EQUITY IN ACCORDANCE WITH IFRS                             811,877    783,472
                                                                        --------   --------
Project financing costs                                         A        (11,470)   (11,470)
Mine properties - capitalized interest                          B          5,831      5,272
Depreciation of mine properties                                 C         13,353      4,127
Mine properties - impairment provision reversal                 D       (256,414)  (256,414)
EGS - impairment                                                E        (90,200)   (90,200)
Adjustment to beginning balance for adoption of EITF 04-6       F        (74,927)        --
Adjustment to beginning balance for adoption of EITF 04-6
   (Deferred income tax)                                        F         22,478         --
Additional deferred charges to inventory                        F         25,839         --
Recognition of deferred waste as a charge                       F        (56,349)        --
Deferred income tax                                             H        110,823    107,656
                                                                        --------   --------
SHAREHOLDERS' EQUITY UNDER US GAAP                                       500,841    542,443

                                                            2006       2005       2004
                                              REFERENCE   US $'000   US $'000   US $'000
                                              ---------   --------   --------   --------
NET INCOME UNDER IFRS                                      53,837      9,788     329,221
                                                           ------      -----    --------
Mine properties - capitalized interest            B           559      3,661          --
Depreciation of mine properties                   C         9,226      9,205       2,974
Mine properties - Impairment reversal             D            --         --    (205,723)


EGS -Impairment reversal                          E            --         --     (90,200)
Deferred mining costs                             J            --         --      (3,123)
Adjustment of deferred charges to inventory       F        25,839         --          --
Recognition of deferred waste as a charge         F       (56,349)        --          --
Deferred tax benefit adjustment for US GAAP       I         3,167       (808)    108,465
                                                          -------     ------    --------
NET INCOME UNDER US GAAP                                   36,279     21,845     141,614
                                                          -------     ------    --------

CONSOLIDATED BALANCE SHEET UNDER US GAAP

                                                                 2006        2005
                                                REFERENCE       $'000       $'000
                                             --------------   ---------   ---------
ASSETS
Current assets
Cash and cash equivalents                                        47,032     127,836
Derivative financial instruments                                    269         543
Inventories                                         F            95,959      81,712
Receivables                                                       4,641       5,347
Prepayments                                                       5,514       3,696
Deferred tax assets                                 H            49,451      14,268
                                                              ---------   ---------
TOTAL CURRENT ASSETS                                            202,866     233,402
Non-current assets
Derivative financial instruments                                  2,419       4,236
Inventories                                       E, F           73,760      25,294
Receivables                                                         400         476
Deferred mining costs                               F                --      91,981
Mine properties                                A, B, C, D       702,501     541,861
Available-for-sale financial assets                              33,001          --
Deferred tax assets                                 H           172,717     215,260
                                                              ---------   ---------
TOTAL NON-CURRENT ASSETS                                        984,799     879,108
TOTAL ASSETS                                                  1,187,664   1,112,510
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Derivative financial instruments                                 61,537      40,793
Accounts payable                                                 46,567      34,691
Provisions                                                        6,427       5,349
Income tax payable                                                  320          --
Current Deferred tax liability                                    2,582       6,538
Borrowings                                                       62,535          --
                                                              ---------   ---------
TOTAL CURRENT LIABILITIES                                       179,968      87,371
Non-current liabilities
Derivative financial instruments                                273,954     227,157
Provisions                                                       14,261      12,424
Borrowings                                                      218,580     215,520
Deferred tax liability                                               60      27,595
                                                              ---------   ---------
TOTAL NON-CURRENT LIABILITIES                                   506,855     482,696
                                                              ---------   ---------
TOTAL LIABILITIES                                               686,823     570,067
Shareholders' equity
Share capital                                                 1,027,069   1,027,504


Reserves                                                       (250,689)   (225,692)
Accumulated losses                           A, B, C, D, E,
                                                  F, G         (275,539)   (259,369)
                                                              ---------   ---------
TOTAL SHAREHOLDERS' EQUITY                                      500,841     542,443
                                                              ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    1,187,664   1,112,510

                                                                             2006      2005
                                                               REFERENCE    $'000     $'000
                                                               ---------   -------   -------
DEFERRED TAX ASSETS:
The balance comprises temporary differences attributable to:
   Inventory                                                                14,192        --
   Provisions                                                                7,090     6,185
   Depreciation and Impairment                                              34,843    78,270
   Tax losses                                                               65,853    65,613
   Other                                                                       349       508
Amount recognized directly in equity
   Derivatives qualified as cash flow hedges                                99,841    78,952
                                                                           -------   -------
                                                                           222,168   229,528
                                                                           -------   -------
DEFERRED TAX LIABILITIES
The balance comprises temporary differences attributable to:
   Amounts recognized in profit or loss
   Deferred mining costs                                                        --    27,594
   Prepaid insurances                                                          171       125
   Consumables                                                                  --     6,414
   Other                                                                        60        --
   Derivative financial instruments                                          2,411        --
                                                                           -------   -------
                                                                             2,642    34,133
                                                                           -------   -------
 NET DEFERRED TAX ASSETS                                                   219,526   195,395

STATEMENT OF CHANGES IN EQUITY UNDER US GAAP

                                                                         2006        2005        2004
                                                          REFERENCE     $'000       $'000       $'000
                                                          ---------   ---------   ---------   ---------
Paid up capital
Balance at January 1                                                  1,027,504   1,027,504   1,025,288
Shares issued                                                                --          --       2,286
Share issue transaction costs                                                --          --         (70)
Shares reclassified as treasury shares                                     (435)         --          --
                                                                      ---------   ---------   ---------
Balance at December 31                                                1,027,069   1,027,504   1,027,504
                                                                      ---------   ---------   ---------
Reserves
Balance at January 1                                                   (225,692)   (162,153)   (206,548)
   Share based payments reserve                                           5,543          --          --
   Fair value reserve                                                        17          --          --
   Foreign currency translation reserve                                     (13)         --          --
   Changes in fair value of derivatives that qualify as
   cash flow hedges                                                     (50,815)    (72,415)    (25,681)
   Deferred tax benefit                                                  20,271       8,876      70,076
                                                                      ---------   ---------   ---------
Balance at December 31                                                 (250,689)   (225,692)   (162,153)
                                                                      ---------   ---------   ---------
Accumulated losses
Balance at January 1                                                   (259,369)   (281,214)   (422,828)
Net income / (loss)                                                      36,279      21,845     141,614
Change in accounting policy                                   F         (52,449)         --          --
                                                                      ---------   ---------   ---------
Balance at December 31                                                 (275,539)   (259,369)   (281,214)
                                                                      ---------   ---------   ---------
SHAREHOLDERS' EQUITY UNDER US GAAP                                      500,841     542,443     584,137
EPS UNDER US GAAP


Net Income                                                               36,279      21,845     141,614
Net Earnings Per Common Share - Basic ($ per share)                        0.03        0.02        0.11
Net Earnings Per Common Share - Diluted ($ per share)                      0.03        0.02        0.11

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

The numerator in calculating both basic and diluted earnings per share for each year is the reported net income determined above for US GAAP purposes. The denominator is based on the following weighted average number of common shares:

(in thousands)   2006           2005        2004
--------------   ---------   ---------   ---------
Basic            1,284,049   1,284,225   1,284,082
Diluted          1,284,225   1,284,225   1,284,082


SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE - VALUATION AND QUALIFYING ACCOUNTS

                                                    2006    2005     2004
                                                   $'000   $'000    $'000
                                                   -----   -----   --------
PROVISION FOR DOUBTFUL DEBTS
Balance, beginning of year                         2,578   2,225      1,836
Additions: charges to costs and expenses             367     353        389
Write-off's                                           --      --         --
                                                   -----   -----   --------
Balance, end of year                               2,945   2,578      2,225
                                                   =====   =====   ========
PROVISION FOR STORES STOCK OBSOLESCENCE
Balance, beginning of year                         5,299   4,317      3,354
Additions: charges to costs and expenses             817     982        963
Write-off's                                           --      --         --
                                                   -----   -----   --------
Balance, end of year                               6,116   5,299      4,317
                                                   =====   =====   ========
DEFERRED TAX VALUATION ALLOWANCE
Balance, beginning of year                            --      --    169,139
Additions: (credited)/charged against income tax      --      --   (109,333)
Additions: credited  to equity                        --      --    (59,806)
                                                   -----   -----   --------
Balance, end of year                                  --      --         --
                                                   =====   =====   ========


