Form 20-F
period 2007-12-31
LIHIR GOLD LTD
filed 2008-05-07
CIK 1000300

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 2-6860
Lihir Gold Limited
Papua New Guinea
7th Floor, Pacific Place,
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea
Company contact person:
Mr Stuart MacKenzie
0011 617 3318 3300
Stuart.MacKenzie@LGLgold.com
Level 9, 500 Queen Street
Brisbane
Queensland, Australia, 4000

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value	NASDAQ Global Market*

American Depositary Shares, each of which represents ten	NASDAQ Global Market
Lihir Gold Limited Ordinary Shares and which are
evidenced by American Depositary Receipts

*       Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report (at December 31, 2007).

Lihir Gold Limited Ordinary Shares of no par value:	1,904,497,244 fully paid shares
(including 585,984 Restricted Executive Shares)

Lihir Gold Limited Treasury “B’’ Shares	161,527,405

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.:
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
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-2b of the Exchange Act. (Check one):
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐	USGAAP

☑	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17                      Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

i

PART III
Item 17. Financial Statements	115
Glossary of Certain Technical Terms	116
Conversion Table and Unit Equivalents	120
Item 18. Financial Statements	F-1 – F-67
Item 19. Exhibits	121
Exhibit 4 (ab): DNX (Australia) Contract
Exhibit 4 (ac): DNX (PNG) Contract
Exhibit 4 (ad): Revised IBP (Integrated Benefits Package review Status Statement (“LSDP”))
Exhibit 4 (ae): Gekko Contract
Exhibit 4 (af): Spinafex Contract
Exhibit 4 (ag): Pybar Contract
Exhibit 4 (ah): Washingtons Drilling Contract
Exhibit 4 (ai): Merger Implementation Agreement
Exhibit 4 (aj): Lihir Executive Share Plan (LESP)
Exhibit 8: Substantial Subsidiaries
Exhibit 12A: Certification
Exhibit 12B: Certification
Exhibit 13A: Certification
Exhibit 13B: Certification

ii

Certain Definitions
Our fiscal year ends on December 31. As used throughout this Annual Report on Form 20-F, unless otherwise stated or the context otherwise requires, ‘2007’ or ‘fiscal 2007’ refers to the fiscal year ended December 31, 2007, and other fiscal years are referred to in a corresponding manner.
Our audited financial results are referred to as our financial statements and corresponding notes.
The ‘Company’ or ‘Lihir Gold’ means Lihir Gold Limited, a company incorporated in Papua New Guinea (Company Number: 2-23423, Australian Registered Business Number 069 803 998) and any wholly-owned entities.
‘Ballarat Goldfields’ means Ballarat Goldfields Pty Ltd (Australian Business Number 50 006 245 441) which is a wholly-owned subsidiary of the Company.
The Corporations Act means the Commonwealth of Australia Corporations Act of 2001.
The ‘Lihir mine’ or ‘Lihir operation’ means the Company’s mine and processing facility located on Lihir Island, Papua New Guinea.
The ‘Ballarat project’ or the ‘Ballarat operation’ means the Ballarat Goldfields mine and processing facility being developed at Woolshed Gully Drive, Mt Clear, Victoria, Australia.
‘PNG’ means Papua New Guinea.
The ‘Board of Directors’ or the ‘Board’ means the board of directors of the Company.
‘POMSoX’ means the Port Moresby Stock Exchange.
‘ASX’ means the Australian Securities Exchange.
‘TSX’ means the Toronto Stock Exchange.
‘MOPU Project’ means the million ounce processing upgrade project which was approved in February 2008 by the Board following the completion of a feasibility study in February 2008.
In the Annual Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars ($) or (US$).
Forward Looking Statements
This Annual Report contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) certain plans, strategies and objectives of management, (iii) anticipated production or construction commencement dates, (iv) estimated capital expenditure requirements, (v) expected costs or production output, and (vi) the anticipated productive lives of projects and mines. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.
For example, future revenues from projects or mines described in this Annual Report will be based in part upon the market price of gold produced, which may vary significantly from current levels. Other factors that may affect the actual production output and anticipated lives of projects, mines or facilities include the ability to profitably produce and transport the gold extracted to the market, the impact of foreign currency exchange rates on cost inputs and activities of governmental authorities in PNG and elsewhere, including increases in taxes, changes in environmental and other regulations and political uncertainty. The Company can give no assurances that the estimated reserves figures, costs, production output or anticipated lives of its projects, mines and facilities will not materially differ from the statements contained in this Annual Report.

PART I
Item 1. Identity of Directors, Senior Management, and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information
A.	Selected Financial Data
The following selected financial data should be read in conjunction with the audited financial statements and the notes thereto. The statement of comprehensive income data and the expenditure and financing data set forth below with respect to the years ended December 31, 2007, 2006, 2005, 2004 and 2003 and the statement of financial position data at December 31, 2007, 2006, 2005, 2004 and 2003 are derived from, and are qualified by reference to, the audited financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations as issued by the international Financial reporting Interpretations Committee (IFRIC), a member of the IASB and included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto.
During the year, the Company revised its presentation of the statement of comprehensive income to be in accordance with IFRS. Where applicable, the Company has restated comparative information.

	Year ended December 31,
	(In $ millions, except where indicated)
	2007	2006	2005	2004	2003
Amounts calculated in accordance with IFRS:

Statements of Comprehensive Income data:
Revenue (1)	498.4	386.0	263.9	246.1	211.4
Operating profit before other income/(expense)(2)	195.9	156.2	59.7	27.1	33.6
Net profit / (loss) after tax (3)	(24.1)	53.8	9.8	329.2	34.8

Earnings per share, basic and diluted (4)	(0.014)	0.042	0.008	0.256	0.030
Cash dividends per ordinary share (5)	—	—	—	—	0.016
Number of ordinary shares (millions) (6)	1,903.9	1,284.2	1,284.2	1,284.2	1,282.3

Statements of Financial Position data (7):
Total assets	2,305.6	1,496.0	1,319.4	1,156.9	748.9
Cash and current receivables held	189.1	51.6	133.2	88.7	163.2
Current liabilities	77.8	177.3	80.8	104.3	60.3
Long term obligations	66.7	506.8	455.1	215.4	227.2
Total shareholders’ equity (8)	2,161.1	811.9	783.5	837.2	461.4
Paid up capital (9)	2,319.7	1,027.1	1,027.5	1,027.5	1,025.3

Expenditure and Financing Data:
Net cash flow from operating activities	(270)	57.3	(54.5)	30.3	16.7
Total expenditure on investing activities	(178.6)	(203.3)	(99)	(87.6)	(26.8)
Financing activities:
Issuance of ordinary shares	977.4	—	—	2.2	151.5
Drawdown of term debt	22.4	65.6	245.5	—	—
Repayment of loans	(421.6)	—	(49.5)	(14.0)	(7.0)
Dividend paid	—	—	—	—	(14.2)
Purchase of treasury shares	(1.3)	(0.4)	—	—	—
Total financing activities	576.9	65.2	139.6	(11.8)	130.3

(1)	Alternative terminology: “net sales” or “operating revenues”.

(2)	Alternative terminology: “income/(loss) from operations” or “income/(loss) from continuing operations”.

(3)	Alternative terminology: “Net income/(loss)” since the Company has no discontinued operations

(4)	Alternative terminology: “net income/(loss) from operations per share” or “income/(loss) from continuing operations per share”. To date the Company paid only one dividend of $0.016 ($A0.02) per share on July 16, 2003.

(5)	In US$ per share.

(6)	As adjusted to reflect changes in capital.

(7)	At period end.

(8)	Alternative terminology: “net assets”.

(9)	Alternative terminology: “capital stock”.

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
An investment in the Company’s American Depository Shares (“ADSs”) and ordinary shares involves a significant degree of risk. The following factors, some of which are not typically associated with investing in equity securities of companies from the United States, should be carefully considered by prospective investors in evaluating an investment in the ADSs and ordinary shares. Many of these risks relate to the nature of the core activity of the Company. The Company’s principal underlying asset is a single mining and processing operation (having certain physical, process, geological and environmental risks), in a developing country (giving rise to certain sovereign and social risks) with a single gold product (leading to market risk). In March 2007, the Company acquired a development stage gold company in Ballarat, Victoria, Australia which although scheduled for startup of operations in late 2008, may never contribute to production and earnings.
1.	The Company is currently dependant on a single mine
The Company’s sole operating mine is on Lihir Island. The Company is currently 100% dependant on the Lihir mine, which produces only gold. On February 26, 2007, the Company gained effective control of an Australian gold mine development company, Ballarat Goldfields, through a scheme of arrangement which was approved by the shareholders of Ballarat Goldfields and the Supreme Court of Victoria. The acquisition of all the shares of Ballarat Goldfields was completed on March 8, 2007 when the Company issued shares to the shareholders of Ballarat Goldfields. The Ballarat project is an underground mine development property, not yet at the production stage. Production is not expected to commence until late 2008, at the earliest. Accordingly, the Company’s commercial viability is currently dependent upon the successful operation of the Lihir mine and associated processing plant, although in future the development of the Ballarat mine may contribute to production and earnings. No assurances can be given that the Company will be able to sustain successful mining operations or that the Lihir operation will remain commercially viable or that the Ballarat operation will become commercially viable.
2.	The Lihir operation may be adversely affected by difficult geological conditions

a.	Hydrological and geothermal risks
The success of the Lihir operation depends, in part, upon the implementation of the Company’s engineering solutions to particular hydrological and geothermal conditions. Notwithstanding experience gained since the start of the operation, geothermal and hydrological ground conditions have never been experienced before in this combination in a mine the size of the Lihir mine. Significant removal of both groundwater and sea water inflow and geothermal control is required before and during mining. While the Company has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics, safety and/or feasibility of the Lihir operation.
The Lihir operation is increasingly reliant on geothermal power in order to reduce energy costs of the mine. While Lihir Island contains large potential steam resources, specific reservoirs of steam must be identified and harnessed in order to meet the ongoing needs of the Lihir operation’s geothermal power facilities. The Lihir operation may fail to accomplish this in sufficient time to maintain the power requirements of the geothermal facilities, which could force the Company to rely on more costly heavy fuel oil. See “Item 4. — Information on the Company – B. Business Overview – Description of Operations – Mining – Dewatering and Geothermal Control”.
The expansion of the process plant through the addition of flotation capacity, which was successfully commissioned in 2007, has the potential to increase risk exposure when mining the bottom of the Lienetz pit because some of the low sulphur ore ideally suitable for flotation feed is in rock that is currently too hot to mine (> 150ºC). Plans are in place to cool and depressurize this ore, but there is a risk that accessing it may be delayed, due to slower than planned cooling. Consequent reductions in the quantities of low sulphur ore would have an adverse effect on the flotation expansion.
The recently announced MOPU Project requires additional geothermal power to be generated in order for the cost assumptions for that project to be proven. The Company is still in the process of exploration to find sufficient steam reserves for the purposes of generating additional geothermal power. There is a risk that insufficient steam will be located and the Company will have to rely on diesel fuelled generators (with an associated increased cost of operation),
b.	Volcanic activity risks
Lihir Island is a volcanic seamount and the Lihir operation is located within the caldera of a volcano believed to be extinct. Although it is located 90 kilometers away from a seismically active area of PNG, seismic investigations conducted in 1987 and updated in 1992 (Dames & Moore) as well as reviews of seismic hazard commissioned by the Company in 2000 and the PNG Geological Survey (Anton & Ripper, 1999) have supported this position. From United States Geological Survey (“USGS”) records of all earthquakes from 1973 to present, the strongest event within a 200 km radius of Lihir Island was a M8.2 earthquake on the Richter scale on November 16, 2000, with an epicenter approximately 109 km south-southwest of Luise Harbour (where mining operations are carried out) and at a depth of 33 km.

The second strongest event on the same USGS record was a M7.7 earthquake on September 9, 2005, centered 190 km south — southeast of Lihir at a depth of 90 km. These and smaller events have been felt at Lihir Island.
No assurance can be given that operations at the Lihir mine will not be adversely affected by volcanic or earthquake activity (including resulting tsunami risk) during the life of the Lihir mine. See “Item 4. Information on the Company - D. Property, Plant and Equipment — Environmental Considerations — Seismic Considerations”.

c.	Landslide risks
On October 9, 2005, a significant landslide occurred in the North Kapit area, resulting in the deaths of two people. The landslide resulted in the loss of water supply, road access and power supply to the process plant. Gold processing was shut down until late October 2005 with full production recommencing on November 3. The landslide area had been monitored for more than a year and a catastrophic landslide was considered a low probability by geotechnical experts due to the interpreted low angle of the failure plane. A report presented to the Company in October 2006 by external consultants Coffey Geosciences Pty Ltd identified the existence of a prior failure surface as being subjected to reactivation and eventual rapid failure through a combination of the following main factors:
i.	extension of the North Kapit Stockpile;

ii.	higher than long term average rainfall over the previous six months prior to the landslide; and

iii.	a magnitude 7.7 earthquake on September 9, 2005.
According to the report, additional factors contributing to the speed of the rapid failure were probably:
(a)	flow of water into tension cracks and blockage of subsurface drainage;

(b)	geothermal activity; and

(c)	loss of side restraint and extension upslope.
Although full road access across the landslide debris was restored in 2006, no assurance can be given that operations at the Lihir mine will not be adversely affected by a significant landslide in the future.

3.	Delays or cost overruns in the development of the MOPU Project could have a material adverse effect on the Company’s business and financial performance.
The Company concluded a feasibility study in February 2008 into the upgrade of the process plant to increase gold production by 200,000 to 300,000 ounces up to approximately 1,000,000 ounces per annum with an estimated capital cost of approximately $700 million. The Company’s Board has approved the expenditure for the project. There is a risk that the estimated capital expenditure, operating costs or proposed timing of the expansion are less favorable to those determined in the feasibility study.
The successful completion of the MOPU Project is subject to a number of risks and uncertainties including unforseen geological, physical, economic or environmental conditions that may make project construction impossible or economically unattractive; cost overruns from development of the mine resulting in delays to construction or other factors; or shortages of, or delays in, the delivery of equipment or sufficient labour resources to proceed with construction at the programmed pace.

4.	The Company’s business is subject to construction, commissioning and other operational risks
Gold mining involves significant degrees of risk, including those related to mineral exploration success, unexpected geological or mining conditions, the development of new deposits, climatic conditions, availability of skilled labour, sourcing mining and processing inputs, equipment and/or service failures and other general operating risks. Many of these risks are outside the control of the Company and its management.
Construction and commissioning of the Company’s operations may be delayed and costs may be higher than expected. Suppliers and contractors appointed by the Company may fail to perform adequately which could lead to further costs, and/or delays, as the Company appoints alternative suppliers and/or contractors. The construction and commissioning schedules will also rely on the timely completion of a number of critical activities any of which, if delayed, may cause construction and commissioning activities to be delayed.
The capital costs estimates for the construction and commissioning of the Ballarat operation and the Lihir Island expansions are subject to definitive estimation. While significant analysis has been and will continue to be conducted in estimating the capital costs, and provision has been made for potential contingencies and cost overruns, there is no assurance as to what the final capital cost will be.

5.	The Company’s insurance may not address all operating risks
Lihir’s mines, processing plants or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the Company. These include environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, geothermal and seismic activity, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.
While the Company currently maintains and intends to continue to maintain insurance with a range of coverage the Company believes to be consistent with industry practice, no assurance can be given that the Company will continue to be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims. See “Item 4. Information on the Company – D. Property, Plant and Equipment — Insurance.”

6.	The Company is subject to PNG political risks
The Lihir operation is located in PNG, a country subject to a relatively high degree of political risk. The Lihir operation is subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, land ownership disputes, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on the Company. The Lihir operation may be adversely affected by future political developments in PNG.
In addition to the national PNG Government, PNG has a system of 19 provincial level governments, most of which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements. These disputes could adversely affect the Company’s future operation of the Lihir operation.
The New Ireland provincial government exchanged its equity participation option in the Lihir operation for undertakings by the PNG Government to provide an annual support grant to the New Ireland province of 3,000,000 Kina per year for expenditure on infrastructure projects. Any inability or failure of the PNG Government to fulfill these undertakings could have an adverse effect on the relationship between the national and provincial governments, and this could result in the New Ireland provincial government taking steps that may have negative consequences for the Lihir operation.

7.	The Company is vulnerable to civil unrest in PNG
There have been instances of civil unrest within PNG. In 1989, civil unrest on Bougainville Island (which is one of the PNG islands) developed into an armed rebellion against the PNG Government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened. The Company believes there are important historical and cultural differences between Bougainville and Lihir Island. The Company has also devoted significant time and effort to accommodating the concerns of the Lihirians, and has entered into an integrated compensation, relocation and benefits package that covers (in different ways) the affected landowners, future affected generations and Lihirians generally. See “Item 4. Information on the Company – B. Business Overview – Description of Operations — Community Affairs” and “Item 10. Additional Information – C. Material Contracts – Local Community Agreements”. To date there have been no significant incidents of an extended nature. In April 2007, the Company, the local community of Lihir Island, the PNG national, New Ireland provincial and Lihir local level governments signed a new Integrated Benefits Package (“IBP”) – see item 8 below. While the Company believes these cultural and historical differences combined with its efforts will significantly reduce the risk of civil unrest as experienced in Bougainville, no assurances can be given that civil unrest on Lihir Island will not disrupt operations at the Lihir operation in the future.

8.	The Company is vulnerable to landowner compensation issues
A comprehensive set of benefits and compensation arrangements was agreed between the Company and the Lihirian community (the “Integrated Benefits Package”) in 1995. In April 2007, the Company and representatives of the Lihirian community entered into an addendum to the original Integrated Benefits Package, known as the “Revised Integrated Benefits Package Agreement” or “Lihir Sustainable Development Program”. Under the Revised Integrated Benefits Package Agreement, the Company commenced implementation of a new five-year Integrated Benefits Package for the Lihirian community focusing on community development, infrastructure and support, compensation and relocation of families from the area impacted by mining.

Other aspects of the agreement include Lihirian involvement in mine-related business opportunities, funding of Lihirian investment in a “sustainable income growing business” and the maintenance of a base equity interest in the Company by Mineral Resources Lihir Limited, a trustee acting on behalf of the landowners of Lihir Island under the Lihirian Equity Trust.
While the Company has spent considerable time, effort and expense in an attempt to resolve landowner issues relating to the Lihir mine, no assurance can be given that future disruptions arising out of landowner dissatisfaction will not occur.
See “Item 4. Information on the Company – B. Business Overview – Description of Operations – Community Affairs”.

9.	The Company’s results are dependent upon gold prices determined by the market
As substantially all of the Company revenues are derived from the sale of gold, Company earnings are closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond the Company’s control, such as central bank sales, demand for precious metals, forward selling by producers and purchasers of gold and production cost levels in major gold producing regions, including South Africa and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors, such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand, and political and economic situations. Gold market prices are also affected by worldwide production levels. While the current demand for and supply of gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities.
The potential supply of gold consists of new mine production, plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price. Further, the central banks of several countries and multilateral organizations, such as the European Monetary Institute and the International Monetary Fund, have sold some of the gold held by them as reserves. They may sell additional amounts of gold in the future, which could result in declines in the market price of gold. All these factors are beyond the Company’s control and accordingly it is impossible for the management of the Company to accurately predict future movements in gold prices.
The current spot price of around $950 per ounce (as at end February 2008) is well above the price levels upon which the Company originally estimated its reserves and designed its pit shell ($365 and $375 per ounce, respectively). See “Item 4. — Information on the Company – D. Property, Plant and Equipment – Reserves Estimates”. However, if the gold price were to decline over an extended period, significantly below the current price used by the Company in estimating its reserves of $475 per ounce, it could render certain of the Company’s ore reserves uneconomic, and require a re-evaluation and/or downward adjustment of ore reserves. It could also result in losses and write-downs of Company assets by having a material impact on the recognition of impairment losses, deferred tax assets, and the decision to value economic grade stockpiles. If the gold price were to fall below Company’s variable production costs for a sustained period, the Company might have to curtail or suspend some or all of its operations.
In the past, the Company has sought to mitigate, in part, the effect of gold price volatility, through hedging strategies which have included periodic purchases or sales of “put” or “call” options, spot deferred sales and forward sales covering a portion of its gold production at fixed future prices. During 2007, the Company adopted an unhedged policy for all gold produced and closed out its gold hedge book. This policy fully exposes the Company to changes in the market price of gold.
The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in $ Per Ounce of Gold
Year	High	Low	Average
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	319	363
2004	454	375	409
2005	537	411	445
2006	725	525	603
2007	841	608	695
2008 (to March 31)	1,011	847	925

10.	The Company’s prospects are partly dependent on reserves estimates and future experience
The reserve estimates presented in this Annual Report, which reflect an ultimate pit design based on a long-term gold price assumption of $475 per ounce, using life-of-mine cost estimates, for an average cut off grade of 1.09 g Au/t, were updated in January 2008 to account for mining depletion during 2007 to the gold reserve at the Lihir operation. A revised reserve calculation for 2007 was not undertaken during 2007 as the Company was in the process of completing a feasibility study for the MOPU Project and was conscious that, if the MOPU Project were approved by the Company’s Board, any reserve estimate undertaken in 2007 (noting that the feasibility study was concluded in February 2008) would require significant revision to account for the impacts of the MOPU Project on production.
No assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Gold reserve estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Estimates may change significantly when new information becomes available.
Such estimates are necessarily imprecise and depend to some extent on statistical inferences, which may prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect the Company’s operations. The reserve estimates contained in this Annual Report have been determined based on assumed gold prices, cut-off grades and operating costs that may prove to be inaccurate. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic to recover, and may ultimately result in a restatement of reserves.

11.	The Company cannot guarantee it can obtain all the mining and processing inputs required for its operations, including staff
Due to the increased demand for most mineral commodities, there is significant demand for many mining and processing inputs. The Company, like most other mining and processing operations worldwide, is facing shortages and delays in the procurement of some required parts and supplies, as well as competing in a highly competitive labor market. These market pressures have been reflected in the cost and availability of certain inputs.
These pressures are being managed by the Company, but management cannot guarantee some equipment will not be rendered inoperative due to lack of parts supply, or that there will be no other adverse effects from the Company’s inability to obtain other mining and processing inputs.

12.	The Company is subject to the effects of rising oil prices
Oil prices have risen substantially in recent years and may continue to rise. The Company’s costs are subject to the negative effects of such price rises as oil-based products are substantial inputs into the Company’s operations. Diesel fuel is employed to power mining equipment and heavy fuel oil is used to power the processing plant. While the Company has been able to mitigate the effects of such price increases through the development of geothermal power as an alternative to using heavy fuel oil, the Company remains vulnerable to the impact of higher oil prices for diesel and for its remaining heavy fuel oil requirements (including some lubricants).

13.	The Company has limited financial resources
While the Company currently believes that it has, or will have, access to resources sufficient to finance its operations and the MOPU Project, the adequacy of the Company’s financial resources will depend upon its ability to generate sufficient revenues from gold production and to keep its costs and other expenditures within its current estimates. If the Company is unable to generate such revenues, keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, the Company could require more funds than are currently available to it. The Company currently has no committed and undrawn credit facilities and would be dependant on its ability to establish new debt facilities or otherwise raise funds through sales of securities or assets, to satisfy unexpected requirements for additional liquidity.

14.	The Company’s operations are subject to environmental risks
In 2005, the Company submitted to the PNG Department of Environment and Conservation an environmental impact statement for the flotation circuit. This environmental impact statement also caters for increasing allowable waste rock disposal volumes to the levels now being produced by the operations. This is currently the subject of a permit amendment application. The Minister deferred granting approval of the environmental impact statement under the new environmental laws and invoked a procedure for the matter to be reviewed by a working committee. In view of this deferral, the Company sought approval to exceed the original permitted level for waste rock discharge for the 2006 calendar year. The PNG Department of Environment and Conservation was given prior notification that this limit would be exceeded and has taken no action about this. In March 2008, the Company has received approval in principle for the project from the Minister. The Company had also obtained confirmation that the expansion fell within the Lihir mine’s existing environmental approvals. However, there is a risk that the final approval will not be given and that the Company will have to take additional steps to seek final approval which may negatively impact the MOPU Project.
At the Ballarat operation’s mine site there are environmental risks associated with water use and disposal, drainage and runoff. Waste material stored on the surface also has the potential to generate acid water runoff. All site water is collected and treated before discharge. There are Victorian EPA licence requirements to be complied with for water discharge from the mine site. Restrictions on the discharge may adversely affect dewatering of the old and new underground workings thus affecting the current development of the underground mine and future production. Failure to comply with environmental conditions may result in the Company’s Ballarat operation being temporarily suspended from operating.

15.	The Company’s mining and exploration rights may be terminated under PNG law
The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a Mining Development Contract dated March 17, 1995 with the PNG Government. This sets forth the terms upon which the Company may exercise its rights under the special mining lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and, therefore, the special mining lease. Any such termination would prohibit the continued operation of the Lihir operation.
The Company’s Exploration Licence (EL485) had an expiry date of March 31, 2008. An application for renewal of the licence was made early in 2008 and the Company is now waiting on a decision (extension of the licence is automatic whilst the application for renewal is being considered). A denial of the renewal would terminate the Company’s exclusive right to explore for gold on the remainder of Lihir Island (outside the area of the special mining lease).
See “Item 10. Additional Information – C. Material Contracts – PNG Mining Laws — Related Agreements with PNG Government”.

16.	The Company is vulnerable to a limited market for the Kina and foreign exchange controls
The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina and no assurance can be given that the Company will be able to convert its US $ receipts or any Kina funds it has into other currencies at rates comparable to those at which funds were remitted to PNG in the past or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG Central Bank to convert funds from Kina into other currencies. These regulations generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG. However, under the Mining Development Contract, the PNG Government has agreed to ensure that the PNG Central Bank will grant the Company permission to retain certain of its funds in currencies other than Kina, and to convert and transfer its Kina funds into offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies, and the sale of gold, in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, the Company is still exposed to certain exchange rate fluctuations and convertibility risks. There can be no assurance that the Kina will not depreciate from its current position against the U.S. dollar. See “Item 10. Additional Information – D. Exchange Controls”.
Although the Company reports in a single currency (US dollars), its costs and revenues are exposed to the fluctuations of a number of different currencies. Costs and capital expenditures incurred at the Lihir operation are denominated in US Dollars, Australian Dollars and PNG Kina. Capital expenditures and future operating costs at the Ballarat operations are (and will be) principally incurred in Australian dollars. Revenues from the Lihir mine are (and future revenues from the Ballarat operations will be) in US dollars.
Given that the Company’s revenue and a large proportion of expenditures are denominated in US dollars, the Company does not hedge its foreign exchange exposure. However, the Company’s non-US dollar costs and capital expenditures may be subject to changes beyond its control due to fluctuations in these and other currency exchange rates.
No assurance can be given that fluctuations in the exchange rate of the US dollar against the Australian Dollar and any other currencies will not adversely affect the Company.

17.	The Company’s dividends to U.S. shareholders are subject to withholding tax
There is no tax treaty in effect between the United States and PNG. As a result, under current PNG law, U.S. shareholders will be subject to a 10% withholding tax on any dividends or other distributions made by the Company on the ordinary shares. See “Item 10. “Additional Information – E. Taxation” for a discussion of the effects of this tax.

18.	The Company’s shareholders are subject to different rights under certain circumstances
The Company’s corporate affairs are governed by its constitution and the laws of PNG. Principles of law applicable to the Company and its shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. For example, while in most cases shareholder votes are held by ballot in a manner similar to the practice in the United States, in certain circumstances shareholder votes can be limited to persons actually present at a shareholder meeting (either shareholders or representatives of shareholders), and the quorum for such purposes can be as low as three such persons as is provided for by the Company’s constitution. The Board also has the ability to refuse to register transfers of ordinary shares that would breach ASX rules or contravene laws. In addition, the Company’s shareholders may have fewer or less well-defined rights under PNG corporate law with which to protect their interests against actions by its Board or major shareholders than they might have as shareholders of a corporation incorporated in a jurisdiction in the United States.

19.	Difficulty may be experienced in the pursuit of litigation against the Company or its executive officers, directors, or experts who are not resident in the United States
None of the Company’s executive officers or executive directors resides in the United States. The Company understands that the general rules in respect of service of process issued out of US courts requires either:
•	the presence of the person to be served within the jurisdiction of the relevant court; or

•	the consent of that person to receive service outside the jurisdiction.
The Company is not aware that any of the individuals concerned have given consent to service outside the jurisdiction. Therefore, for a claimant in United States courts, there may be a risk that such persons cannot be served with process.
Certain judgments of certain foreign courts are recognized and enforceable in PNG by registration under the Reciprocal Enforcement of Judgments Act (Chapter 50 of the PNG Revised Laws).

This Act is applied generally on the basis of reciprocity to prescribed countries and designated courts within those countries. The United States is a prescribed country under the Act. The designated courts in the United States are the New York State Court of Appeals and any Supreme Court of the State of New York. If a foreign money judgment is not obtained from a designated court, it may nonetheless be recognized and enforced in PNG at common law, by commencing a separate action in the National Court of PNG to sue on the judgment.
In the Company’s prospectus issued in connection with the global offering of shares in 1995, it was stated that the courts of PNG will not permit original actions for civil liabilities, predicated upon the civil liability provisions of the US federal securities laws. The Company has no reason to believe that PNG courts today would take a different attitude, and allow such actions against the Company, or any of its non-US resident executive officers, directors, or experts the Company has named in its registration statement. This should only be a difficulty for US investors to the extent that an action cannot be brought in the United States, or a judgment of a United States court cannot be enforced in PNG.

20.	The Ballarat operation is exposed to exploration risk and uncertainty of development projects
The Ballarat operation is at the development stage and has not yet produced gold in commercial quantities. The future productivity of the Ballarat operation is dependent on the success of exploration activities. Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
•	establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;

•	determine appropriate metallurgical recovery processes to extract gold from the ore;

•	estimate ore reserves;

•	construct, renovate or expand mining and processing facilities.
Further, once gold mineralization is discovered it can take several years to determine whether ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in gold prices and other factors that affect revenue, as well as cash and other operating costs. In accordance with the Company’s accounting policies, the Ballarat operation’s assets will be reviewed for indicators of impairment at each reporting date to be assured that the carrying values are recoverable. At present, the Ballarat operation does not have any ore reserves. Exploration failures can be expected and more exploration failures may be encountered than previously estimated.
The profitability of the development activities at the Ballarat operation depends, in part, on the actual economic returns and the actual costs of developing the operation, which may differ significantly from current estimates. Operating costs, capital expenditure estimates and production targets can fluctuate considerably as a result of unexpected problems and delays during development, construction and mine start-up. Production is not expected to commence until the second half of 2008, at the earliest. Accordingly, future development activities at the Ballarat operation may be less profitable than currently anticipated or may not be profitable at all, and production targets may not be achieved.

21.	The Ballarat operation does not have ore reserves and due to the nature of the mineralization, may never have reserves
The Ballarat operation does not have Ore Reserves as defined by Industry Guide 7. The estimates of contained economic material, not reserves, are largely dependent on the interpretation of geological data obtained from historical production, exploration drill holes and other sampling techniques, supplemented by recent mining activities. Economic factors are assessed based on feasibility studies and project plans which derive estimates of operating costs based on anticipated tonnage, expected recovery rates, equipment operating costs and other factors. The estimates are therefore necessarily imprecise and depend largely on statistical inferences, which may prove unreliable. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render some of the economic material uneconomic to recover and may ultimately result in a material reduction in the estimated quantities of the contained economic material at the Ballarat operation.
Due to the nature of the mineralization at the Ballarat operation, no assurance can be given that a proved or probable reserve will ever be identified.

22.	The Ballarat operation is subject to unstable ground conditions
The Ballarat operation is an underground mining project with areas of potentially unstable ground conditions. On November 19, 2007, there was a fall of ground in the main decline the result of which closed the underground operation until January 23, 2008 delaying development of the underground infrastructure by approximately three months. The failure occurred at an intersection of a drive and the main access decline.
No assurance can be given that operations at the Ballarat operation will not be adversely affected by a significant fall of ground in the future.

23.	The Ballarat operation is in an urban setting and is vulnerable to adverse community relations
The Ballarat operations are located within the city of Ballarat and as such endeavours to maintain good relations with the local community. Ineffective relations have the potential to adversely affect operations. While the company has spent considerable time and effort in fostering good community relations, no assurance can be given that future disruptions arising from community complaint will not occur.

24.	The Company is subject to strikes, work slowdowns and other industrial relations risk
The Company cannot guarantee that it will not in the future face strikes, work stoppages, work slowdowns, grievances, complaints, claims of unfair practices or other industrial activity. Any such activity can cause production delays, increased costs and negative affects to the Company’s ability to deliver on production forecasts. As a result, operating results may suffer. By way of example, industrial action took place at the Lihir operation in September 2007 resulting in a week of stop work and decreased production.
Currently there is no active union on site at the Lihir operation and all employees are on individual contracts (that is, there are no collective agreements). In late 2007, the Lihir Mining & Allied Workers Union was registered with the PNG Government and it is understood that it is currently in the process of formally electing its executives.
The employees at the Ballarat operation are employed with either an individual employment contract or an Australian Workplace Agreement. These workplace agreements are underpinned by either the Drilling & Exploration Industry AWU Award 1998 or the National Building & Construction Award 2000 or the Australian Workers Union & Construction Maintenance Award 2002, depending on the role being performed. The Australian Workers Union is active in Ballarat.

Item 4.	Information on the Company
See “Certain Definitions” and “Glossary of Certain Technical Terms” at the end of this Annual Report for the definitions of certain terms used in this Annual Report.
A. History and Development of the Company
(i) Introduction
Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Companies Act of PNG (“Companies Act”). The registered office of the Company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, PNG. The telephone number of the registered office is +675 321 7711. The Company’s website is www.lglgold.com. The Company owns and operates a gold mine located on Lihir Island in the New Ireland province of PNG and is developing the Ballarat project in the State of Victoria in Australia.
Lihir Operation
The initial exploration and development work on the Lihir operation was conducted by a joint venture beginning in 1982. A subsidiary of Rio Tinto plc (referred to collectively with its subsidiaries and affiliates, as “Rio Tinto”), one of the participants in the joint venture, prepared a feasibility report on the Lihir operation dated March 1992 and amended in September 1993, October 1994 and May 1995, which was reviewed and audited by Micon International Limited. The joint venture, which undertook almost nine years of test drilling and numerous geological and other studies on the Lihir operation, spent a total of $147 million on exploration and pre-development activities in relation to the Lihir operation. In October 1995, the Company acquired the assets relating to the Lihir operation from the joint venture and issued and sold ordinary shares in a global offering. Production of gold from oxide ore commenced in May 1997. In October 1997, the Company completed construction of the processing and related facilities for the Lihir operation and commenced production of gold from sulphide ore.
Of the former participants in the joint venture (or their assignees), only Mineral Resources Lihir Limited still holds an interest in the Company. Rio Tinto completed the sale of all of its shares in the Company in 2005 and no longer holds any interest in the Company. Niugini Mining Limited, an original joint venture participant, was acquired under a scheme of arrangement and is now a wholly-owned subsidiary of the Company. Mineral Resources Lihir Limited has sold down a proportion of its holding and, the Company understands that as at the date of this Annual Report, it’s holding amounts to approximately 31,345,908 shares, or approximately 1.64% of the Company’s ordinary issued capital.
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
The Company has entered into two management services agreement with Lihir Services Australia Pty Limited (“LSA”), a wholly owned subsidiary. Under the agreements, the Company engages LSA to provide or procure the provision of various services. LSA charges the Company a fee at normal commercial rates for providing those services under the two agreements.
The assets acquired from the joint venture included the Special Mining Lease, which gives the Company exclusive mining rights within the leased area of Lihir Island for 40 years from 1995. The Lihir operation relates to the mineral deposits located within the area covered by the Special Mining Lease. The Company also holds the Exploration License (EL485), which provides the Company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period. An application for renewal of the exploration licence was made in early 2008 ahead of the expiry date of March 31, 2008. Under the provisions of the Mining Act 1992, the term of the exploration licence is deemed to be extended automatically pending the making of a decision on the renewal application. See “Item 10. — Additional Information – C. Material Contracts — Related Agreements with PNG Government”.

(ii) Capital Expenditures
Capital expenditure over the last three financial years has been as follows:
Capital Expenditure 2005 – 2007

(in US$ millions)	2007	2006	2005
Lihir	156.5	185.9	99.5
Ballarat	65.9	—	—
Corporate	0.3	1.8	—

	222.7	187.7	99.5

Capital expenditure in fiscal year 2007 totaled $222.7 million and included the following major items (a) $61.3 million for the ongoing construction of the Lihir operation flotation plant expansion (b) $17.3 million for the expansion of the geothermal power plant at the Lihir operation (c) $5.2 million on drill rigs for dewatering (d) $4.9 million for dewatering pumping equipment (e) $68.1 million for various projects between $0.1 and $4.5 million at the Lihir operation and (f) $65.9 million for continued development at the Ballarat operation .
Capital expenditure in fiscal year 2006 totaled $187.7 million and included the following major items (a) $100.2 million for the ongoing construction of the flotation plant expansion plus an associated $17.0 million for additional mining equipment required as a direct result of this expansion, (b) $27.3 million to complete the 20MW expansion of the geothermal power station, (c) $13.0 million for a range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and de-watering wells, (d) $6.3 million for the purchase of two replacement barges and the rebuild/refurbishment of two existing barges and (e) $4.4 million for the refurbishment of shovels.
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
Expenditures from 2005 to 2007 for the flotation plant were funded from the proceeds of the gold loan transacted in September 2005 (“the Gold Loan”) and from operating cash flows, whilst other capital expenditure for the Lihir operation in 2007 was funded from operating cash flows. Capital expenditure in 2007 on the Ballarat operation was funded principally from the Company’s offering of ordinary shares in April 2007.
For fiscal year 2008, capital expenditure of approximately $328.1 million is projected as at the date of this Annual Report. This estimate includes (a) $82.1 million for continued development at the Ballarat operation, (b) $138 million for the MOPU Project, (c) $108 million for growth and sustaining capital expenditure on Lihir Island. Major items include $7 million for expanding, and $11.2 million for sustaining, the PNOC Wells and Coring Consumables, $7 million for optimization of the 10MW power plant and $8.3 million for continuation of Kapit depressurization. Other projects include continued expenditure for capital projects started in 2007 and various other projects of $5 million or less. The Company expects to fund these commitments from operating cash flows.
However, standby credit facilities are being established with a number of financial institutions for general corporate purposes and to provide additional financial flexibility, should this be required. In this regard, term sheets are currently being negotiated with several large Australian commercial banks to refine the terms on which the standby credit will be provided. If these terms can be agreed between the Company and the banks, formal documentation will then be drawn up. This is expected to be completed in the second quarter of 2008.
The Company’s capital expenditure commitments thus far totaled $9.0 million. The major items of capital commitment at 31 December 2007 are: Geothermal and de-watering well drilling at the Lihir operation ($1.6 million), mess facility Lihir operation ($0.7 million), Kapit village relocation Lihir operation ($0.6 million), other items of expenditure Lihir operation ($4.4 million), and completion of stage 2 processing plant and surface infrastructure project Ballarat operation ($1.7 million).

B. Business Overview
The Company’s operations consist of a significant single mine on Lihir Island in PNG that produces gold doré (a mixture of gold and other metals) as its sole product and the Ballarat gold mining operation being developed in Victoria, Australia. With respect to the Lihir operation, gold is mined and processed on Lihir Island. After refining by AGR Matthey in Perth, Western Australia, the gold is ‘sold spot location London’ through the international gold market to various financial institutions. The gold market is not generally regarded as being influenced by seasonal factors. See “Item 3. Key Information – Risk Factors” for a discussion of gold prices and “Item 5. Operating and Financial Review and Prospects – “A. Operating Results”.
The Company’s licenses to operate and mine in PNG are subject to the PNG Mining Act 1992 and the Mining Development Contract dated March 17, 1995 with the PNG Government. See “Item 10. Additional Information – C. Material Contracts — PNG Mining Laws, Related Agreements with PNG Government”. The Company’s use of patented process technologies, including Dynatech Corporation’s (formerly Sherritt) pressure oxidation process and Anglo-American Research Laboratories’ elution system, are secured through life-of-mine license agreements. See “Item 10. Additional Information – C. Material Contracts – Operations Agreements”.
The Ballarat operation comprises four granted Mining Licences, aggregating to an area of 22.1km2, and a single granted Exploration Licence comprising a semi-contiguous area of 126km2 all granted in the state of Victoria, Australia. All tenements are held 100% by Ballarat Goldfields and are in good standing.
Description of Operations
Overview — Lihir Operation
The following is a summary of the Company’s current operations on Lihir Island, PNG. Given the size, scope and long remaining production life of the Lihir operation, changes in operations may be made in the future, and these changes could be material. See “Item 3. Key Information – D. Risk Factors” for a discussion of possible risks to Lihir’s operations.
The mining of the Lihir Island ore body is based on open pit mining of three main linked pits. Most of the ore is refractory sulphide ore that must be oxidized before the gold can be leached through cyanidation. Pressure oxidation technology licensed from Dynatec Corporation, (formerly Sherritt), is used to treat the refractory ore. In 2005, construction of an additional 3Mt per year capacity flotation circuit with expanded grinding, flotation and oxygen capacities was approved and commenced. The flotation circuit was commissioned in late 2007. The advantage of the flotation expansion is as follows:
•	it enables the treatment of ore into a higher grade sulphide concentrate for pressure oxidation feed, and

•	sensitivity analyses indicate that the flotation expansion has a lower risk profile than the current plant configuration case, because it is less sensitive to most adverse variations in sulphur feed types.
The in-pit reserves with the new flotation circuit are slightly larger than those for the previous plant configuration without flotation. This is due to increased pit volume and reduced cut-off grade, both of which result from reduced processing costs with the expansion. Simplified process flow charts are shown below prior to and after the addition of the new circuit.
Current Plant Flowchart
Plant Flowchart after Flotation Installation

Until 2004, the main gold-producing pit was Minifie. Production from Minifie has been scaled back since early 2005 as relative gold grades declined. The second pit, Lienetz, is being developed in a series of phases to produce the majority of gold ore from 2005 until 2013. The third pit, Kapit, is scheduled to commence development in 2009, and is expected to produce ore from 2013 onwards and, with further cutbacks during this period to both Minifie and Lienetz, complete the mining period.
Based on the current reserve estimate and mine plan, and including the flotation expansion, production is expected to be between 700,000 and 770,000 ounces in 2008 and between 850,000 and 950,000 ounces per year from 2009 to 2010.
Mining
General
The open pit mine is expected to produce an average of approximately 12.1 million tonnes of ore per year for most of the mining period, with a rapid decline from 2017 until estimated mining closure in 2022. Ore production has averaged 10.7 million tonnes over the last five years. Total annual extraction of ore plus waste is planned to range from 50 to 60 million tonnes per year from 2008 to 2015 and decrease rapidly thereafter.
The ultimate pit shell contains approximately 646 million tonnes of material, of which approximately 170 million tonnes are proven and probable reserves in-pit and 476 million tonnes are waste, for an overall waste/ore stripping ratio of 2.8. Most waste material will be disposed of offshore in deep water within the confines of the Special Mining Lease area.
Mining of sulphide ore commenced in the Minifie area because of its higher grade and shallower depth, and has been extended over time to encompass the Lienetz and Kapit areas. During 2003 and 2004 most of the mine production was from the Minifie pit. Production of ore from the high grade Phase 5 in the Lienetz pit started in the final quarter of 2004 and it was the main ore source in 2005 until mid 2006. Phase 7 and Phase 6, either side of Phase 5, have since been developed and have been the main ore source through until present. Phase 8 development in northern Lienetz started in early 2007 and will be the main ore source from mid 2008 until 2010.
Material moved during 2007, 2006 and 2005 is shown in the table.

	2007	2006	2005
High-grade sulphide ore (K tonnes)	6,111	4,204	3,518
High-grade sulphide ore (g Au/t)	5.14	5.51	6.11
Low-grade sulphide ore (K tonnes)	4,380	3,751	5,857
Low-grade sulphide ore grade (g Au/t)	2.32	2.27	2.05
Total Ore (K tonnes)	10,491	7,955	9,375
Total Ore grade (g Au/t)	3.96	3.98	3.57
Total Waste (K tonnes)	47,769	48,195	32,177
Total Material (K tonnes)	58,260	56,150	41,552
Pit Design and Planning
Pit design is a two-stage process. The first stage develops pit shells that group material into zones of equivalent value (on an undiscounted basis). The second stage schedules the material from these shells and selects the shell that yields the highest value as the basis for detailed design. Pit optimization uses processing and fixed costs projected at the time with a processing recovery approximating 85%.
Detailed designs are developed for all phases (push backs) out to and including the ultimate pit shell. These detailed designs are then scheduled with cut-off grade optimization to provide a life of mine plan. Detailed medium and short-term plans are then developed.
Pit face slope angles range from 15o to 26o in soil-strength material, 33o to 35o in weak rock, and 50o in hard rock. In areas that are predominantly waste, mining is carried out on 12-meter benches. In ore areas, 6-meter benches may be used to improve grade selectivity.
The mining sequence was determined with a view to maximizing the life of mine value of the deposit using computer techniques, engineered designs and experience. This resulted in 14 mining phases with a variable mill feed cut-off grade for direct process ore for each year of the mining period.
Production Scheduling
In order to maximize project value, the mining production schedule is structured to deliver the highest grades ores to the processing plant as early as possible, consistent with practical and logical pit development. An elevated cut-off grade is therefore established, above which ore is processed immediately, while ore with a lower grade (above the marginal cut-off) is stockpiled for later processing. This high grade cut-off varies on a periodic basis, and is optimized, taking into account mining and milling parameters, to maximize project value and to maintain a continuous ore supply to the mill.

Mill Throughput
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
Quench water added to compartments 1a, 1b and 1c = 7 m3/h/autoclave
Plant Optimisation for selected Hardness/Work Index and Sulphur grades
Sulphur Grade (%)

Metallurgical Recovery
The planned metallurgical recovery is determined from current historical operating experience and realistically expected future plant performance. It has been shown to be a logarithmic average by all material types that varies with gold grade. Reviews undertaken on stockpile material conclude that for lower grade ores the existing logarithmic recovery function is reasonably justified for estimating Ore Reserves under current and future plant operating conditions. However, test work is being undertaken to further evaluate the varying recovery relationships by material type including stockpile material.
This relationship is described by:
Recovery = (0.033*LN(Ore grade)+0.8576)
For autoclave feed during the mining period the recovery is approximately 88% to 92% whilst the recovery of material through the stockpile processing period is approximately 84% to 87%.
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
Waste Rock Disposal. Because of the lack of suitable land, the potential for seismic activity, high rainfall and the potential for acidic run-off, the Company and the PNG Government concluded that land-based disposal of waste rock was not a viable option and that the preferred option, in terms of cost and environmental acceptability, continues to be offshore disposal in deep water within the confines of the Special Mining Lease. The acidic characteristics of the waste rock are neutralized in sea water. The waste disposal facility comprises five bottom dump self-propelled barges and two loading docks of three bays each in a single wharf structure.
Dewatering and Geothermal Control. The Lihir mine poses unique geothermal and dewatering mining conditions. The gold reserve is associated with a residual geothermal system and is located adjacent to the sea. The pit must be dewatered to keep the water table below the operating level of the mine, for which purpose there are 15 operating dewatering wells. Dewatering operations have successfully maintained dry pit operating conditions with the base of both the Minifie and Lienitz pits now reaching 155m below sea level.
While the Luise Caldera, in which the mine is located, is no longer an active volcanic centre, the residual geothermal effects must be made safe by reducing temperatures and pressures in the vicinity of the pit, in order that high temperature waters and steam generation do not pose a threat to the safety of operators. For this reason, the Company has a Potential Geothermal Outburst Area (PGOA), for which a management plan exists for mining within the pit within geothermally active areas.
Since 1999, 10 deep wells (greater than 1000m depth), 23 shallow wells (400-1000m) and 153 surface wells (less than 400m) have been completed with 13 deep wells and 62 surface wells discharging steam. Steam discharge has now been continuous since 2000, with wells in the west Minifie and Lienetz areas operating during this period and in the Kapit area from late 2004. Wells in the Lienetz area were commissioned in early 2003 and are increasing steam discharge levels ahead of the continuing development of the Lienetz pit. The second phase of installing surface steam discharge wells for Lienetz continued in 2005 and will be ongoing for the life of the mine.

The first stage of discharging steam from the Kapit area has been installed as a trial drill program with monitoring being conducted to gather information on final discharge design.
Power generation using geothermal steam has been demonstrated to be a viable option for the Company. A six-megawatt pilot plant was commissioned in April 2003. This plant is fed on steam from the shallow steam relief wells already completed as part of the mining development. A 30 megawatt plant was commissioned in 2005 with construction of an additional 20 megawatt plant completed in February 2007. Geophysical and well investigations are being used to determine steam production capacity from the Luise Caldera steam resource. These indicate an ultimate power generating potential in excess of that currently operating, with studies being undertaken to define the further extent of this potential.
Blasting. The Company has retained the contractor, Orica, to provide all products, labour and equipment to carry out the required blasting operations. This includes procurement, transport, manufacture, storage and management of all explosive material and the design, provision, repair and maintenance of magazines, manufacturing facilities with a capacity of 50 tonnes of emulsion per day, and mobile explosive delivery units. The contractor measures and records hole data (including temperature), primes holes, loads explosives down the holes, ties-in and initiates the shots, and is responsible for legal compliance during manufacture, and blasting (including post-blast inspection and dealing with misfires and secondary blasting). Since the ground temperatures are typically above 100 degrees Celsius, explosive emulsions used are desensitized to heat by special formulation and blending with glass micro balloons. New formulations are currently under development in anticipation of the need to blast in higher ground temperatures. In 2008, a new contractor, dnx PNG Pty Ltd (a member of the Dyno Nobel group of companies), will take over the explosives contract and provide a similar service and support. See “Item 10. Additional Information – C.Material Contracts – Operations Agreements”.
Mine Drainage. The average annual recorded rainfall at the Lihir operation is approximately 3,750 millimeters and has ranged from 2,800 to 5,400 millimeters with a maximum one-hour intensity of 65 millimeters. For this reason, considerable attention has been paid to the design of appropriate facilities for mine drainage. This includes a system of surface diversion channels designed to intercept storm water flows before they enter the open pit. A 3% inclined bench arrangement, and a system of drainage berms, culverts, sumps and pumps has also been incorporated into the design of each of the phases of pit development. Despite these design provisions, mine production sometimes has to be suspended during periods of intense rainfall.
Mining Equipment. The major mining equipment selected for the Lihir operation has been sized for the levels of production and operating conditions contemplated by the current life of mine plan. Most of the mining fleet was purchased from the mining contractor on April 17, 2000 on termination of contract mining arrangements. The transition from operator mining to owner mining was smooth with the majority of the contractor equipment and staff transferring to the Company at this time. The primary excavation fleet now consists of five 23 cubic meter capacity, and one 14 cubic meter capacity, hydraulic shovels. Material haulage utilizes a matching fleet of 36 rear dump haul trucks, each with a capacity of 136 tonnes. In addition to this a support fleet of smaller shovels, five 100 tonne trucks and ancillary equipment is employed.
The recent worldwide upswing in mining activity has resulted in shortages and longer lead times for truck tires, major change out components, new equipment and experienced maintenance workers and operators. It is not known how these supply conditions will change over time. It is also uncertain if sufficient 136 tonne radial truck tires can be procured during 2008 and thereafter due to capacity shortages from the three main tire manufacturers. Retreaded tires, second hand tires and lower rated tires are all being trialed on site while a focus has been maintained on improving radial tire life. Shortages in radial tires will have a material effect on mining operations for the Company and for the mining industry in general, however there has not been a material negative impact to cost effectiveness and mining efficiency during 2007. Increased oil prices had a materially negative effect on the cost of operating equipment during 2005 which continued in 2006 and 2007. See “Item 3. Key Information – D. Risk Factors”.
Processing
General. The Company’s processing plant is located in an area known as Putput, close to the mine at the mouth of Luise Harbour. Lihir mine ore is termed refractory, meaning that conventional extraction of gold by cyanidation is not viable without pre-treatment. The Lihir operation’s process plant incorporates a pressure oxidation pre-treatment step using autoclaves to release the gold. This in turn is followed by conventional cyanidation.
The plant’s facilities first crush and grind the ore into slurry suitable for pressure oxidation. A small flotation plant is sometimes used to concentrate a portion of the slurry as required. The ore is then subjected to pressure oxidation, counter-current decantation (“CCD”), neutralization, carbon-in-leach (“CIL”), and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electro-winning and smelting.
The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulphur grade of 7.2%. A design autoclave operating time of 89% of total time was used resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed were installed in 2001 along with a twelfth power generator. In 2002, a pebble crushing circuit was installed in the grinding area to increase grinding capacity, and three additional autoclave feed pumps were installed in 2003. In

2004, a new carbon regeneration kiln was installed to increase gold recovery from the CIL circuit. In 2005, a gravity circuit was installed to maximize recovery from hard blast ores which testwork indicated contain significant proportions of gravity recoverable gold. This circuit was commissioned in 2006, however negligible amounts of gravity recoverable gold have been recovered to date due to relatively small amounts of hard blast ores being processed. As higher proportions of hard blast ores are encountered at depth in the Lienitz and Minifie pits, the gravity circuit will be operated to assess the extent that gravity recoverable gold exists.
A total of 4.82 million tonnes of ore were milled and 4.53 million tonnes were fed through the autoclaves in 2007 to produce 700,211 ounces of gold. Plant throughput and gold production were both project to date records.
The Company commissioned the 3 Mtpa capacity flotation circuit in 2007 aimed at maximizing autoclave capacity and improving the economics of processing lower grade ores. The upgrade included a secondary crusher, a grinding and flotation plant, increased autoclave feed tank capacity, additional 10 t/h oxygen plant, additional lime slaker and gold desorption circuits. Ores of lower grade and sulphur content will be targeted for treatment in the new circuit which will be upgraded in flotation cells to produce a gold containing concentrate. This concentrate will be mixed with ground ore from the existing grinding circuit to provide the optimal feed for the autoclave circuit. The oxygen supply and gold desorption circuits were upgraded to allow for the increased gold production capability.
In 2007, the original grinding thickener was converted to a third CCD wash thickener to reduce the consumption of lime in the gold leaching circuit.
A new larger soft Ore Sizer is planned to be installed in 2008 to increase the capacity of the crushing circuit especially when treating high clay ores.
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
Stockpiling and Blending. A series of conveyors transport the crushed ore to a stockpile of approximately 100,000 tonnes capacity located at the Putput processing plant. The stockpile is segregated to allow stockpiling of flotation feed ores (“FGO”) and direct feed (High grade ore – “HGO”) ores to be reclaimed and processed in the respective milling circuits.
Ore is reclaimed from the stockpile via under pile feeders and conveyed into the High grade ore (HGO) semi-autogenous grinding (“SAG”) mill. Ore that does not flow freely through the under pile feeders is reclaimed by front-end loader and fed through a separate feeder.
A loader provides ore to a feed bin which provides ore to the FGO milling circuit.
Grinding and Thickening. Water is combined with the ore feeding the HGO SAG mill to form slurry. Steel balls and the ore itself grind the ore down to a fine particle size. Coarse pebbles rejected from the SAG mill are conveyed and crushed separately in the pebble crushing circuit before returning to the SAG mill feed stream. SAG mill discharge slurry is pumped to cyclone classifiers that separate coarse from fine particles. Coarse material is directed into a ball mill for further fine grinding before reclassification, whilst fine material continues on to a thickener. In the thickener, water is recovered and flocculant is used to assist the settling of solids. Thickened slurry is pumped to the pressure oxidation circuit. An additional thickener was installed early in 2005 to allow the plant to better deal with clay-rich ores from the Lienetz pit.
The FGO grinding circuit, consisting of a SAG and a ball mill, grinds flotation feed ores. Product from the grinding circuit reports to a rougher flotation circuit which separates and concentrates gold containing sulphide minerals into a flotation concentrate. Flotation concentrate is thickened to 50% solids density prior to blending with thickened HGO ore in the Pressure Oxidation feed tanks. The flotation circuit can be bypassed allowing the FGO grinding circuit to provide additional direct feed to the autoclave circuit if needed, which has greatly increased the flexibility of the grinding circuits.
Pressure Oxidation. The Lihir operation’s pressure oxidation circuit utilizes Dynatec Corporation (formerly Sherritt) patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry is first pre-heated to between 60 and 90 degrees Celsius in heat recovery vessels before being pumped under high pressure into three horizontal, six-compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,650 kPa and a temperature of 200 — 210 degrees Celsius. Pure oxygen added into the autoclaves causes rapid oxidation of sulphide minerals, and consequent release of gold particles, to occur. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced to atmospheric conditions. Resultant steam produced in the flash vessels is used to preheat autoclave feed in direct contact heat recovery vessels. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.

High-pressure gaseous oxygen for the pressure oxidization process is provided via two cryogenic oxygen plants located adjacent to the processing plant. Liquid oxygen is also produced and stored for backup and emergency requirements.
A third cryogenic oxygen plant is being installed to increase daily oxygen production to 82 tonnes per hour.
Energy. Power is supplied by 12 diesel generators, each of 6.3 megawatts. The Company is increasingly turning to geothermal power to meet energy requirements. A six megawatt geothermal plant was commissioned in April 2003 and a 30 megawatt plant was commissioned in 2005. Construction of a further 20 megawatt expansion has been completed and commissioning commenced in February 2007.
Post flotation expansion the Processing Plant requires approximately 75 megawatts of energy to meet all the operating needs and allow for an appropriate spinning reserve (or operating power margin to allow for routine maintenance activities). With the additional geothermal turbines approximately 56 megawatts is sourced from geothermal energy and the remaining 19 megawatts from diesel generators. The Company is actively seeking to source additional geothermal steam reserves to further reduce hydrocarbon sourced power generation.
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
A currently disused grinding thickener was converted to a third CCD thickener in 2007 to further reduce slurry acidity and lime consumption.
A second lime slaking facility was installed and commissioned as part of the upgrade to ensure sufficient lime is available to neutralize acidic slurry from the CCD washing circuit.
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
Gold Recovery. Loaded carbon is recovered from the CIL circuit and stripped of gold in a continuous elution system. This involves soaking gold-loaded carbon in a hot caustic/cyanide solution, causing gold to desorb from carbon back into solution, and then rinsing the carbon with hot demineralized water. Stripped carbon is then regenerated by heating in an atmosphere of steam, before being returned to the CIL circuit.
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
Following the introduction of the flotation expansion the overall ore treatment process is designed to recover between 75% and 90% of contained gold, depending on ore type. Overall plant recovery for 2007 was 86.0%.
Tailings Disposal. Plant tailings are first treated to detoxify remaining free cyanide through the mixing of a portion of the iron-bearing wash solution from the CCD circuit with CIL circuit tailings. Iron in solution reacts with the cyanide in the detoxification circuit to form a stable iron/cyanide complex. The balance of the CCD wash liquid is combined with power plant and oxygen plant cooling water streams before combining with the detoxified tailings stream in a junction box. Tailings from the new flotation circuit currently under construction will also report to the above junction box.
The combined streams are subsequently discharged into the ocean via a pipeline at a depth of 128 meters, which is below the surface mixed layer of the ocean. The surface mixed layer, which is the uppermost layer of the ocean that is constantly mixed by wind and wave action, varies with location and time, with a maximum depth of 98 meters being recorded to date at the Lihir operation. Being denser than the receiving seawater, tailings discharged below the surface mixed layer move down the steep submarine slope and will not rise to the surface. See “Environmental Considerations” below for a discussion of this method of tailings disposal.

Economic Grade Ores. Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulphide in the ore. To mitigate this effect, a number of measures have been taken:
▪	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulphide in ore feed.

▪	Flotation plant capacity provides an opportunity to increase the sulphide grade of stockpile ore.

▪	Blending of stockpile ores combined with operation of the flotation circuit will enable feeding of the autoclave circuit at the optimum sulphur level.
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
Infrastructure for the workforce includes housing and camp accommodation, and related community facilities such as a school, medical center, supermarkets, an open market and a police station. Camp infrastructure comprises a mix of accommodation types with a total capacity of 3,000 beds, as well as associated messing and recreation facilities, and plants for water and sewerage treatment. This infrastructure was upgraded during 2006 to meet the additional demand arising from major construction activities on site. In addition, approximately 82 dwellings are in place to house full-time residential personnel.
A wharf has been constructed at Putput for general cargo ships and tankers. An airstrip and terminal facilities have been constructed on the northern portion of the island. The airstrip was certified with the PNG Civil Aviation Authority in 2007 and the airport now operates both domestic and international flights (direct to Cairns, Australia). The existing road connecting the airstrip and the project site was improved and a ring road around the island was installed. Some 8.3 km of the ring road was sealed in 2007.
Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River, where a run off weir scheme and associated pumping station has been constructed. A water treatment plant (installed in 2003 and upgraded in 2006) serves to improve water quality. Some makeup water is now also being accessed for ancillary purposes from the pit area itself.
Communications at the site, within the island and with the external world has been provided through the installation of a satellite link providing public access to the national telephone network. Marine and aeronautical radio systems are also installed. An independent provider installed a digital cellular network in 2007, with coverage limited to the townsite, Special Mining Lease and nearby surrounding areas.
MOPU Project
The current mine production of ore significantly exceeds the process plant capacity, with the excess ore stockpiled for reclaiming and processing in future. Accordingly, during 2006 a study into the options for expanding the Lihir operation process plant was undertaken. Various options to achieve process plant capacity increases were examined during the options study, and various technologies considered for processing the additional ore. The results indicated that the optimum option for expansion involved continued use of the mine’s existing pressure oxidation process technology. The selected option involved utilizing a larger diameter autoclave than the existing autoclaves, such that the capacity of the unit would be twice that of each of the existing units. As a result, a feasibility study into this option was conducted during 2007 and finalised in February 2008. The feasibility study supported the conclusions of the scoping study, and showed that a plant upgrade was economically viable as a result of a reduction in processing costs and improved gold recovery. The annual throughput capacity of the process plant from 2011 is targeted to increase to more than 10 million tonnes depending on, among other things, the sulphur content of the ore feed, with a corresponding increase in annual gold production by an average of 240,000 ounces from 2011.
The capital expenditure requirement for the MOPU Project is expected to be approximately $700 million. Construction is expected to commence in 2008 and be completed in mid–2011. Regulatory approvals for the upgraded plant are required prior to commissioning.

In addition, the geothermal power generating capacity is to be expanded to provide electricity for the new plant and equipment. This geothermal expansion is the subject of a continuing study and has not been finalised, with steam exploration continuing. The cost of expanding geothermal power capacity is estimated to be around $150 million and the final geothermal power cost estimate is expected to be established by the end of 2008.
Processing Period after 2021
Subject to the note below, pursuant to the Company’s mine plan prior to the recent 2008 announcement of the MOPU Project (see note below), economic grade material will be stockpiled during the life of the mining operation reaching maximum levels estimated at 137 million tonnes in 2021. This stockpile material is projected to have an average grade of 2.03g/t. After applying recoveries of approximately 75% — 80% based on current operating practices, for higher grade ore being processed first, production is forecast to average approximately 365,000 ounces per annum during the post-mining processing period commencing in 2022. The ultimate amount of material stockpiled and processed may vary depending on future cut-off grades policies adopted, error estimation inherent with proven and probable reserves categories, and the overall contained sulphur levels of long term stockpiles.
Subject to the note below, under current mine plans based on the 2006 Reserves, the open pit mining period is forecast to wind down in 2021, with a processing only period from 2022 until 2040 The Company’s mine plans may vary in the future, having effects on stockpiled quantities and the mining and processing periods.
Annual gold production in ounces during the production period following the mining period is estimated as follows:

Symbol	Production Parameter	Unit	Value
A	Estimated Stock Pile Material	Mtonnes	137
B	Plant Annual Throughput	Mtonnes	7.2
	(calculation = A/B)	years	19
C	Gold Grade – average	Au g/t	2.03
D	Plant Recovery	%	77.5%
E	Conversion	grams to ounces	31.1035
Approximate Annual Production ounces 365,000
(calculation = B*C*D/E)]
During the period of open pit mining, higher grade ore will be fed directly into the processing plant and the lower, economic grade stockpile ore will be either fed as flotation expansion feed stock or be stockpiled for processing during the period after open pit mining ceases. Approximately 137 million tonnes of stockpile materials is estimated by the end of the mining period in 2021, to give a post mining processing period of over 19 years with cessation of processing operations around 2040.
Note – the figures and years discussed under this heading do not take into account the effect of the Company’s recently announced MOPU Project, which will reduce the estimated stockpiles above through the ability to process more ore per annum. A revised reserve calculation for 2007 was not undertaken during 2007 as the Company was in the process of completing a feasibility study for the MOPU Project and was conscious that, if the MOPU Project were approved by the Company’s Board, any reserve estimate undertaken in 2007 (noting that the feasibility study was concluded in February 2008) would require significant revision to account for the impacts of the MOPU Project on production. See Item D – “Property Plant and Equipment, Material plans to construct, expand or improve facilities”.
Logistics
Operational consumables, supplies and maintenance parts are sourced from major suppliers within PNG and the Asia Pacific region. Petroleum products are sourced from Singapore, Australia and Fiji, cyanide from Korea, and quicklime from New Zealand. The majority of supplies are consolidated at the Company’s forwarding agency and transported by regular shipments from Brisbane, Australia. Supplies are generally secured through contracts varying between one to five years’ duration. The majority of freight sourced from PNG is consolidated at Lae and then shipped to Lihir Island.
Workforce
At December 2007, the Consolidated Entity employed 2069 people. This is broken down into 1914 employees on Lihir Island, 102 employees at Ballarat and 53 employees at the Corporate office. On Lihir Island, 713 or 37.25% were Lihirian, 1065 or 55.65% other PNG nationals and 136 or 7.10% were expatriates from various other countries. A great deal of work at the sites is undertaken by third party contractors, or business partners. During 2007, the total workforce (including business partners) totaled 3962 people. The Company continues to sponsor regular professional and developmental training, both in-house and externally. See “Item 6 — Directors, Senior Management and Employees — D. Employees.”

Community Affairs
Lihir is the collective name for a group of four islands with a total population, at last count in December 2006, of approximately 13,900 Lihirians, and approximately 3,700 non Lihirians from other parts of PNG.
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
The Original IBP
In 1995, a comprehensive set of benefits and compensation arrangements known as the Integrated Benefits Package (“IBP”) were agreed between the Company, the three levels of government and the people of Lihir (referred to as “the Original IBP”). The Original IBP details the commitments made by the various stakeholders to the community in terms of infrastructure and support, community development, compensation, and relocation of certain families from within the Special Mining Lease. The Original IBP contains in one volume all of the commitments made to the people of Lihir in return for their allowing the project to proceed on their land.
The IBP is based on four chapters including: 1) Destruction (relocation and compensation); 2) Development (royalty payments, equity participation, community infrastructure, facilities and services, business development, human development, village development); 3) Security (trust funds, long term development plans, long term investment plans, training and localization); and 4) Rehabilitation (progressive rehabilitation and mine closure provisions). The Original IBP was signed on Lihir on April 26, 1995, by Lihir Management Company Limited (initially on behalf of the joint venture but with an acknowledgment that it would subsequently be on behalf of the Company), by the three levels of government (National, Provincial and Local) and by representatives of the various groups of landowners and residents on Lihir Island. It satisfied the requirements of the PNG Mining Act for compensation arrangements to be in place before mining commenced. The Original IBP was endorsed by the PNG Registrar of Mines prior to signature by the parties.
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
Provision of benefits for future generations of landowners and of relocatees was a significant issue during the negotiations. Therefore IBP chapters 2 and 3 provide for the establishment of trusts for the long term benefit of landowners and residents and their children, and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation, (statutory and otherwise). In the event of a dispute, formal mediation and arbitration procedures are provided for in the agreements. More importantly, the IBP provides for a regular process of review on a five year cycle to provide an opportunity to keep the agreement consistent with the changing circumstances on the island over time.
In June 2001 the Company, the local community of Lihir and the PNG National, New Ireland provincial and Lihir local level governments jointly commenced a full review of the Original IBP to assess its effectiveness and how it might be improved to serve the various parties better in the future.
The Revised IBP — LSDP
Following lengthy discussions, in 2006 the Company commenced implementation of a new 100 million Kina (US$33 million), five-year IBP for the Lihirian community (referred to as the “Revised IBP”). As well as continuing the features of the Original IBP, the Revised IBP facilitates health, education and community development programs on Lihir Island, with the benefits distributed island-wide. The Revised IBP agreement, also referred to as the Lihir Sustainable Development Plan or LSDP, was signed in May 2007. The parties to the agreement acknowledge the Revised IBP agreement is a starting point and that it signifies a commitment to a process to develop a series of programmes, each of which still requires detailed planning to attain the development objectives.
Equity Participation
Mineral Resources Lihir Limited (“MRL”) holds shares in the Company on trust for the Lihirian Equity Trust being the Lihirian landowners whose land is impacted by the Lihir operation and has held that equity since the Company was publicly listed in 1995.

Since 2005, MRL has sold part of its interest in the Company. This was initially done to repay loans that were taken out to fund the purchase of shares by MRL. More recently, further sales were made following MRL obtaining Court orders in November 2006 enabling the terms of the Lihirian Equity Trust to be varied.
After MRL’s initial sell down to fund its loan repayments was complete (but prior to MRL’s most recent sales after the terms of the Trust were amended) the Company stated that it proposed to issue 3,284,499 additional shares (being 0.26% of the Company’s issued capital as at 30 September 2006) to MRL in accordance with a commitment given under a non-binding heads of agreement dated 28 March 2003 between the State, the Company, MRL and other Llihirian entities and a commitment in the Revised IBP. Following receipt of the necessary approvals from the Company’s Board and its various market and corporate regulators (in particular, the ASX and TSX have specific requirements for the issue of new capital), the 3,284,499 shares were issued to MRL on 26 March 2008 through a private placement.
As part of an additional commitment in the Revised IBP, the Company has sought to maintain the Lihirian community’s involvement with and interest in the Lihir operation through a proposal that the Company issue a smaller number of additional shares in the future to MRL. Discussions on this proposal are ongoing.
Also under discussion are a greater role by the Lihirian community in other business opportunities. The discussions on this and other issues are continuing within the context of the Original IBP and LSDP agreements which, as noted above, set the framework for ongoing negotiation and discussion. In order to expedite these discussions and sustainable development initiatives a permanent joint stakeholder committee, the LSDP Planning and Monitoring Committee, was established in 2007 to oversee the implementation and administration of the Revised IBP and LSDP agreements.
The Company has made substantial annual financial contribution by way of compensation, community development, royalties, wages and other payments to the Lihirian community as shown in the table below.

	2007	2006	2005
Kina millions	55.4	42.1	28.1
US$ millions equivalent	20.9	14.8	9.5
Even though the Company puts significant effort into addressing landowner issues, it cannot guarantee that specific disputes will not disrupt operations in the future. See “Risk Factors-Item 3 — Key Information — Risk Factors”.
Business Development - The Company provides direct support to the local community for business development through its business development office (“BDO”). BDO assists the local business community to develop realistic, sustainable commercial opportunities. BDO assistance to local businesses has included the development of business plans, managerial advice, preparation and lodgment of GST, group tax and company returns, secretarial support and business training. In some cases, small loans have also been provided. More than 120 small businesses operate on Lihir, most of which have received some form of assistance from BDO.
BDO continues to provide advice and assistance to local businesses to assist them in maintaining financial records and to otherwise complying with the PNG Companies Act 1992 and Business Groups Incorporation Act 1974.
Many local businesses continue to benefit from the Company’s outsourcing program for non-core activities by providing goods and services to the Lihir operation. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy.
Under the terms of the Original IBP and LSDP, the functions of the BDO will be provided by an operating company which represents the commercial arm of the Lihirian Local Landowner Association by approximately May 2008.
Education Assistance - In 2007, the Company continued to assist Lihirian students through a range of programs. In addition, a major review of the education system was initiated aimed at establishing a 20 year education improvement plan. This long term project is underpinned by an education baseline survey into the status of numeracy, literacy and infrastructure on Lihir Island.
Occupational Health and Safety
The Company operates in a unique and challenging work environment and is committed to having a workforce free of injury and occupational illness. The Company endeavours to do this by ensuring that employees, business partners and the community benefit from the Occupational Health and Safety (“OH&S”) management plans developed for its Lihir operation.

Security
The Company has supported the establishment of a law and good order committee on Lihir Island by the community. This committee has liaised closely with the Royal PNG Constabulary (Police) and other relevant agencies. Several initiatives on community policing, such as education campaigns on illicit drugs, alcohol abuse and domestic violence continue to be pursued. There have also been training courses conducted to improve the performance of Village Courts. Village Courts are an important level of the judicial system in the local community. At a District Court level, a resident magistrate continues to be stationed on Lihir Island, and court facilities have been established allowing the hearing of criminal and civil matters without long delays.
Project security encompasses the plant, mine site, commercial area, housing estate, camps, hospital, airport and associated infrastructure. These services are provided by a local security company with security personnel managed and supported by Company personnel.
A police station and cell block were completed and handed over to the Royal PNG Constabulary in late 1997. The Company also provides government housing and other support to the Lihir Island police contingent. External police support can be mobilized from Kavieng or Rabaul if required. Flight distances from both of these centers are less than one hour.
Safety Performance
Both lead and lag indicators are used to measure the Company’s safety performance. Some of the lead indicators used are number of audits and inspections completed, percentage of corrective actions closed out, standard operating procedure development and review as well as the number of Job Safety Observations (“JSOs”) completed. JSOs are an integral part of the Company’s behavioral (or cultural) based, safety program. In late 2006, the Company embarked on a three year program to further improve the safety culture at its Lihir operation. Lag indicators used are the traditional measures of injury frequency rates. The Company measures both lost time injuries (“LTI”) and serious injuries, (which is the total of lost time and medical treatable injuries, other than first aid). The frequency rates are based on 1,000,000 exposure hours to align with and benchmark the Company ourselves against Australian mining companies.
By focusing on the positive performance indicators, the Lihir operations achieved a further reduction in the actual recorded LTIs in 2007, but also managed to further reduce the LTI frequency rate (“LTIFR”).

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
LTI	12	11	11	16	11	12	13	12	5	2
LTIFR	2.05	1.70	1.75	2.30	1.80	1.50	1.50	1.53	0.53	0.18
A total of 29 serious injuries were recorded during 2007, which represents a 17% reduction to that recorded in 2006. Similarly, the serious injury frequency rate recorded for 2007 was 2.7 per million man hours, compared with 3.8 in 2006.
Comprehensive site wide OH&S safety plans have been developed and cascade down through the business to departmental and sectional levels. Key performance areas and key performance indicators are then benchmarked and reported on using a balanced score card. The scorecards are updated monthly and reported across the departments and site so employees can keep track of the Lihir operation’s safety performances. Employees participate in setting the departmental and sectional targets and then “act like owners” to ensure the operation’s lead indicators are met, thus reducing the lag indicators.
The Company’s Fitness For Work programs were rolled out at the Lihir operation during 2007, which included fatigue management, alcohol and drug awareness and detection campaigns. Lifestyle issues are also included and include issues such as hypertension, diabetes and obesity.
Community Health — An important benefit provided to the Lihirian community is improved health care. Currently the Company provides medical services to employees, contractors and their dependents as well as to the local people through the Lihir Medical Center at Londolovit, which offers outpatient, inpatient and preventative health care services. The Medical Center also provides support through the provision of drugs and services to all the government and mission run health facilities throughout the Lihir Group of islands.
Overview — Ballarat Operation
Ballarat Goldfields operates an underground mine beneath the regional township of Ballarat, Victoria. Gold was first discovered in Ballarat in 1851 and mining has been a major industry in the region. The town now supports a growing manufacturing, health, education and food processing economy. Many residents are long term citizens and retain close links back to the gold rush
(1855 -1917), supporting the resurgence of gold mining within the Ballarat region.

Ballarat Goldfields is part of the SME (small to medium enterprise) community with employment of approximately 300.
The underground mine sits beneath residential housing and a major tourist gold mining attraction, ‘Sovereign Hill’. The mine is progressing north towards the local shopping mall and commercial infrastructure.
The Ballarat operation’s surface infrastructure is located within a softwood plantation and is situated on the southern fringe of the township. The closest neighbouring residents are 200m to the north and 500m to the east of surface infrastructure.
The following is a summary of the Company’s current operations at Ballarat, Victoria, Australia. Given the size, scope and long production life of the Ballarat operation, changes in operations may be made in the future, and these changes could be material. See “Item 3. Key Information — D. Risk Factors” for a discussion of certain possible risks to the Ballarat operation.
Mining of the Ballarat East ore body is an underground operation to be accessed via a decline and several ventilation rises. The gold will be recovered through the gravity circuit with 70 to 80% being free gold, the remaining sulphide gold will be treated through intensive cyanidation. In 2006, construction of stage one of the process plant was completed for the extraction of the free gold component with stage two, for the treatment of the sulphide gold, due for completion in 2008.
Recovery Flowsheet
The operation is currently focused on the underground development of the Ballarat East field as well as carrying out exploration activities in the Ballarat East, Ballarat West, Berringa and Ballarat South fields.
Mining
General. The underground operation is currently in the development stage gearing up to start production in the second half of 2008 and ramping up to a full production rate of approximately 600,000 tonnes of ore per year from 2009. A total of 8.03 kilometers of workings have been developed to the end of 2007. The mine involves the development of a series of declines running along the strike of the Ballarat East Field. These are known as the Sulieman, Woah Hawp, Soveriegn and Llanberris declines.
The Sulieman Decline will act as a drilling platform and for the ventilation purposes whilst accessing the northern end of the Ballarat East field under the city of Ballarat. A further decline, the Prince Decline, is being developed to access the southern part of the field. As part of the development of the Ballarat East field, the Golden Point intake shaft is currently being sunk as a fresh air intake towards the middle of the field.

Material moved during 2007,2006 and 2005 is shown in the following table.

	2007	2006	2005
Development (m)	3280	2890	1861
Total Ore (tonnes)	24,998	20,897	9,880
Total Ore (g Au/t)	3.32	3.32	2.23
Total Waste (tonnes)	217,300	191,463	123,291
Total Material (tonnes)	242,298	212,360	133,171
Underground Mine Design and Planning. Development size for all capital development is nominally 5 metres wide by 5.3 metres high with access development 5 metres wide by 5 metres high. The ore development is nominally 4.5 metres wide by 4 metres high but is dependent on the ground conditions and ore zone widths.
The nature of the ground conditions dictates that a reasonable amount of ground support is required. A set of minimum ground support standards has been developed. Routinely, the declines are bolted and fibrecreted from floor to floor. All intersections are cable bolted and cross cutting faults, where encountered, may require the additional use of spiles and grout injection to maintain access.
The mining methods that will be employed will be loader cut and fill (~85%) and Longhole Stoping (-15%) with waste fill. The size, shape and prevailing ground conditions of the ore zones will dictate the mining method used. There is potential to utilise other mining methods as required.
The mining sequence was determined with a view to maximizing the life of mine value of the deposit using computer techniques, engineered designs and experience.
Production Scheduling. There is limited area available for the ore to be stockpiled on the surface requiring the production schedule to be planned to meet the requirements of the mill. Higher grade stopes are expected to be preferentially targeted to maximise the project value.
Waste Rock Disposal. Initially, waste material is disposed of on the surface stockpiles. Once production commences the waste material generated from development mining will be used to backfill the stopes. Material stockpiled on the surface will be used in stope backfilling when there is insufficient waste generated underground.
Mine Dewatering. Dewatering of the old mine workings is being undertaken simultaneously with the decline development using a combination of borehole pumps down original shafts and drainage holes into the old workings from underground. All water, including ground water and mine water, is pumped to the settling ponds. Excess water to that required onsite is discharged to the local stream subject to environmental license conditions. Water outflows are predicted to increase over the next 3 years and so, to meet the license conditions, particularly during dry periods, a reverse osmosis plant will be constructed.
Ventilation. The mine is ventilated with sufficient fresh air to meet local regulatory requirements. Fresh air intakes include the main access decline located to the south of the ore zone and the Golden Point Shaft (due to be completed in 2008) located centrally. The primary exhaust fans are located underground at the North Prince Extended ventilation shaft minimizing noise levels on the surface within the City of Ballarat.
Processing
General. The processing plant was designed by Gekko Systems, a Ballarat based company with expertise in gravity recovery. It has been constructed in two phases, the first being gravity only recovery while the second involves the recovery of gold from leaching the sulphides. The design of the plant is such that it will allow for expansion beyond the initial 600,000 tonnes per annum to 800,000 tonnes per annum at a later date.
The plant is located near the portal and underground workshops. The site was designed to minimise required earth movement and to minimise the noise emissions. The first phase was completed in December 2005 with a design capacity to treat seventy-five tonnes of ore per hour. Phase two is currently under construction and is expected to be commissioned in the second quarter 2008.
Crushing. Run-of-mine stockpiling and primary crushing facilities, incorporating a jaw crusher is located 200 meters south of the portal. A fine ore storage bin is used to maintain plant continuity as license conditions prevent primary crushing on night shift. A series of crushers are used to reduce material to <5mm to be presented to the jigs and then further reduced to <1mm to be presented to the Falcon concentrator.

Gravity Circuit. The gravity circuit consists of a nugget trap and three parallel trains of pressure jigs which are used in a rougher scavenger configuration. Concentrate from all these trains will report to a single jig for cleaning where most of the siliceous type gangue is removed. Tailings from the scavenger jigs returns to 1mm screen. Cleaner jig concentrate is further cleaned and pumped to the gold room Kason screen.
The tail containing most of the sulphides will be pumped to the gold room Wilfrey tables but will be directed to the phase 2 plant once commissioned. The circuit is designed for a 5% mass pull to concentrate. This is critical to deliver >90% gold recoveries.
The undersize from the 1mm screen will then be dewatered and fed to the Falcon concentrator. This recovers fine gold from the -1mm fraction on a batch basis. The concentrate reports to the gold room Kason screen and the final tails will be transferred to the tailings storage facility.
Gold Room. The Spinner concentrate and Falcon concentrate shall be fed over a triple deck Kason vibrating screen. Nugget trap concentrate is also put over the Kason and any coarse gold is hand picked. Wilfley table concentrate (from spinner tail) also reports to the Kason screen. Kason material will be screened into three fractions +2mm, -2mm +1mm and -1mm which assist with the Gemeni tabling.
All screen fractions are tabled separately over a Gemeni table to produce a high grade gravity concentrate which is suitable for direct smelting. Multiple passes over the Gemeni table are required to concentrate the free gold sufficiently enough. Gold dore assays approximately 93-94% gold.
Tailings from the Gemeni and Wilfley tables are high in sulphides and are currently stockpiled awaiting stage 2 leaching in order to recover the remaining gold.
Concentrate Leaching. Sulphides are presently being co-recovered from the ore with the free gold but are separated out on the tables and stockpiled.
Phase 2 will extract the remaining gold from these concentrates. The process will involve grinding the concentrate to 150 microns in a ball mill and then leaching in an Inline Leach Reactor. The gold is then extracted from the leach liquor, electrowon and smelted. The tailings is the sent to the tailing storage facility after cyanide destruction.
Tailings Storage Facility. The tailings storage facility was designed with a capacity of 450,000 m3, which is roughly equivalent to 600,000 tonnes of tailings. The storage area is constructed in a way that it can be extended to provide additional capacity at a later date.
The dam is fully clay lined to a depth of 600mm to prevent seepage and incorporates an under-drainage system to recover water from underneath the tailings and thereby promote good drainage and consolidation. Considerable design effort went into preventing any uncontrolled loss of containment, particularly given the plan to cyanide leach at a future date.
A conventional decant pond is used together with a return water system to a lined water storage dam. All new water input to the plant comes from mine dewatering — negligible potable water is used.
The tailings decant and leachate water systems are fully integrated within the plant control system via a remote radio telemetry system.
Infrastructure. Certain infrastructure existed on the Ballarat operation site prior to the merger with the Company, including Phase 1 of the process plant, administration facilities and some workshops. A significant program of infrastructure construction was required to further progress mine development. Besides Phase 2 of the processing plant, new infrastructure currently under construction includes a main administration office, an analytical laboratory, a mill office, a warehouse, plant and mine maintenance workshops and emergency response facilities.
A reverse osmosis (RO) plant is to be constructed to enable the discharge of water generated from underground into the local stream system. Water required in the processing plant will be sourced from the RO plant, tailings reclaim system and from underground.
Being located within the City of Ballarat limits the operation to the extent that the operation utilises existing local infrastructure including power, potable water, and communications.

Community Affairs & Management Systems
Ballarat Goldfields’ Corporate and Community Affairs Strategic Plan outlines a strategy to grow its reputation and involvement within the Ballarat community. Ballarat Goldfields is acutely aware of its responsibilities, operating under the watchful eye of the local community. The strategy outlines engagement methodologies for the broader community including key opinion leaders, influential community members and nearby residential neighbours.
The surrounding residential and commercial stakeholders are regularly engaged via a range of communications including door knocks, letter drops, open days and newsletters. Community concern is recorded in a register, with the most frequent issues being operational noise and blast vibration.
There have been no regulatory notices served on Ballarat Goldfields which relate to social performance or community concern. There are no known groups or parties that lobby against Ballarat Goldfields activities.
Ballarat Goldfields operates on Crown Land and does not financially compensate members of the community for disruption. All issues of concern are resolved through negotiation to minimise future potential impact.
Social and environmental impacts and limitations are set out in Ballarat Goldfields’ Planning Permit Approval, Environmental Effects Statement Approval and Work Plan Conditions, as set out under the Victorian Government Acts and Regulations. These criteria are registered in Ballarat Goldfields’ Environmental Management Plan and regularly monitored to ensure compliance. Results are presented to a wide range of stakeholders including regulators and the community on a quarterly basis. In 2008, Ballarat Goldfields’ environmental and social management system will be integrated with the site’s occupational health and safety system and amended towards achievement of ISO14001 accreditation.
Environmental performance
An extensive revegetation program, encompassing social, environmental and future land use requirements, has commenced at the mine site. Ballarat Goldfields own the plantation lease for the majority of land occupied by the mine, affording greater control over future development opportunities and land management requirements. Ballarat Goldfields is gradually revegetating the site and surrounding land with indigenous native species to improve the visual landscape and offer sound protection from the Ballarat Goldfields’ company’s mining operations to adjoining residences.
Ballarat Goldfields has been pumping groundwater out of historic mine workings beneath the city of Ballarat for over 12 years. This is required to enable the safe development of new openings, interlaced with historic workings. The extracted water is treated to remove any materials it may have absorbed over time and is then discharged into the Yarrowee River under an Environmental Protection Authority licence. This high volume supply of treated mine water means that minimal potable water is used on site. Treated water is recycled for use in mining and gold extraction processes.
Tailings are treated to detoxify residual cyanide prior to storage in an engineered tailings storage facility. The zero discharge facility was constructed to meet the ANCOLD (The Australian National Committee on Large Dams incorporated) and Victorian Government Guidelines for construction and operation. Water decanted from the tailings storage facility is recycled and re-used in the processing plant.
Waste rock is trucked to surface for construction of a noise attenuation bund along the northern boundary of the mine site. Geochemical analysis to date indicates waste materials are non acid forming.
Situated within a softwood pine plantation and on land that was historically heavily mined, the Ballarat operation has minimal flora, fauna or cultural heritage issues.
There are no outstanding notices served on Ballarat Goldfields pertaining to environmental performance.

C. Organizational Structure
Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Companies Act. The registered office of the Company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, NCD, PNG while the Company has a corporate office located in Brisbane, Queensland, Australia. The Company owns and operates a gold mine located on Lihir Island in the New Ireland province of PNG and is developing the Ballarat operation in the State of Victoria in Australia.
The Lihir operation is owned directly by the Company. Until October 10, 2005, the Company and the Lihir operation were managed by Lihir Management Company Limited, a company incorporated in PNG, which was, until that time, a wholly-owned subsidiary of Rio Tinto. As part of the termination of the Rio Tinto management arrangements, the Company acquired all of the shares of Lihir Management Company Limited. See “Item 10. Additional Information — C. Material Contracts — Termination of Rio Tinto management arrangements in 2005”. Lihir Management Company Limited has one wholly-owned subsidiary, Lihir Business Development Limited, which is incorporated in PNG.
As a result of a merger effected on February 2, 2000, Niugini Mining Limited, incorporated in PNG, became a 100% owned subsidiary of the Company. Niugini Mining Limited’s shares in the Company were converted to Class B shares and, as at the date of this report, Niugini Mining Limited holds 161,527,405 Class B shares in the Company. Niugini Mining (Australia) Pty Ltd, incorporated in Australia, is a 100% owned subsidiary of Niugini Mining Limited. Niugini Mining (Australia) Pty Ltd is the sole subsidiary of Niugini Mining Limited. Neither company has continuing operations. However, contingent liabilities relate to both companies. See Note 34 to the financial statements.
Lihir Services Australia Pty Ltd and Lihir Australian Holdings Pty Ltd (“LAH”) are wholly owned subsidiaries of the Company. These entities were incorporated and are registered in Australia. Lihir Services Australia Pty Ltd has entered into a services agreement with the Company to provide certain management and related services.
On March 8, 2007 LAH completed the acquisition of all the shares of an Australian gold mine development company, Ballarat Goldfields Pty Ltd (formally Ballarat Goldfields NL) through a scheme of arrangement which was approved by Ballarat Goldfields shareholders and the Supreme Court of Victoria.
New Resources Pty Ltd, Berringa Resources Pty Ltd, Ballarat West Goldfields Pty Ltd and Corpique (No. 21) Pty Ltd are wholly-owned subsidiaries of Ballarat Goldfields. These entities were incorporated and are registered in Australia.

D. Property, Plant and Equipment
Lihir operation
The Company is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. See “Business Overview — Description of Operations”.
Mining Rights
The Company holds the Special Mining Lease which gives the exclusive right to mine and produce gold from the Luise Caldera area on Lihir Island, including the site of the processing plant on Putput Point. The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated. For a discussion of applicable PNG mining laws and the specific terms and conditions of the Special Mining Lease, Exploration License and Mining Development Contract, see “Item 10. Additional Information — C. Material Contracts — PNG Mining Laws and Related Agreements with PNG Government”.
Under the PNG Mining Act 1992, a developer may apply for a lease for mining purposes, or LMP, to cover ancillary areas required to support a mining operation. A mining lease is required for any quarrying operations outside the Special Mining Lease. The Company has been granted two leases for mining purposes, one which covers the accommodation and commercial center, the Londolovit reservoir and the Lakunbut dam and the other which covers the airstrip. The Company has also been granted two mining leases for a hard rock quarry and limestone quarry. These leases are joined by three mining easements that provide corridors for road access and power line and water supply.
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
Lihir Island experiences a high level of rainfall, averaging about 3,750 millimeters per year with a range between 2,800 and 5,400 millimeters experienced during operations to date. It has an annual mean relative humidity of about 82%. The temperature generally varies between 20°C and 30°C (68°F and 86°F). Lihir Island is north of the area most affected by cyclones. Natural vegetation is mostly rain forest.
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

Exploration work since 1982 has defined several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Lienetz, Minifie, Coastal, Borefields and Kapit. Of these, the largest is Minifie, which is about 1,000 by 600 meters with mineralization extending from the surface (50 meters above sea level) to 250 meters below sea level. The Lienetz deposit north of Minifie is about 800 by 400 meters, and extends from the surface (140 meters above sea level) to 300 meters below sea level. The smaller Coastal deposit adjoins Lienetz on the northeast, separating it from the sea. The Borefields zone extends to the north-east along the Minifie structure and is an extension of the Minifie mineralization. The Kapit deposit, extending 300 to 400 meters north of Lienetz, is about 450 by 300 meters with mineralization extending from near surface to 250 meters below sea level. Drilling in 2002 and 2003 extended the limits of Lienetz to the North West, confirmed physical connection between Lienetz and Kapit and extended the current knowledge of the Kapit deposit to establish mineral reserves. By February 2004, the Kapit deposit had been explored by drilling, geotechnical, geothermal and economic studies.
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

Reserves Estimates
During 2003 and 2004, an intensive reserve definition and extension drilling program was undertaken at Lihir, which partially converted the Kapit deposit into reserves. Potential exists to further extend the Company’s reserves on Lihir.
Development of the Kapit deposit will require the construction of a coffer dam in the shallows of Luise Harbour. A substantial geothermal depressurization program will be required prior to mining Kapit. Options are being investigated for early commencement of this program. Economic and technical studies have demonstrated the financial and technical viability of the coffer dam and depressurization programs and the relocation of the current low-grade stockpile lying over this ore. The Kapit deposit development lies within Mining Lease Special Mining Lease number 6 held by the Company. Discussions with the PNG Government have indicated that, subject to due processes of community approvals (such as community consultation and engagement), there currently are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the deposit.
Appropriate reviews and additional studies in the areas of mining, geotechnical, geothermal, groundwater and geological modelling have been carried out to confirm and further develop the assumption base for the mine. Site reviews of mining and processing costs have provided for an improved modelling and optimisation base for the latest estimate.
The ore reserves in the table below are based on the 2005 model at a $475 per ounce gold price assumption, adjusted to take account of mining depletion and reconciliation changes to December 31, 2007.

				Contained
	Reserve	Tonnes	Average grade	Ounces
	Category	(In millions)	(g Au/t)	(millions)
Un-mined Ore	Proven	0	0	0
	Probable	200.4	2.87	18.5
Economic Stockpiled Ore*	Proven	53.8	2.52	4.4
Total Reserves		254.2	2.80	22.9

* Economic Stockpiled Ore

	High Grade	4.5	3.61	0.5
	Low Grade	49.3	2.42	3.8
Total Stockpiled	Proven	53.8	2.52	4.4
Reserves have been prepared in accordance with Industry Guide 7 as at December 31, 2006 and adjusted to take account of mining depletion and reconciliation changes from January 1, 2007 to December 31, 2007.
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
Un-mined ore reserves quoted are those remaining below the mining surface at December 31, 2007, within the current pit design.
Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of December 31, 2007.

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
The application of cut-off grade (“COG”) in the determination of reserves and optimization mine schedules uses pit optimization software, with cut-off grade optimization and blending modules. The process uses a strategy of progressive refinement to develop the optimum pit. The final stage of the process for cut-off policies uses a scheduler. This scheduler is a constraint-based scheduling system that seeks to maximize NPV. It is capable of optimizing the mining schedule (including cut-off grade strategy) within specified constraints.
There are no significant quantities of silver in the Company’s reserves nor are any significant quantities of silver recovered.
Exploration
The Luise Caldera is the remnant of a volcano which suffered a seaward collapse of its north-eastern slope. It resembles an elliptical crater which has a generally flat central area surrounded by steep walls. The crater is breached on the seaward side, so the steep walls do not entirely surround the central area. The sudden collapse of the original volcano created conditions favourable for the deposition of gold mineralization in the central portions of the remaining caldera. Within the Luise Caldera lie all the reported gold reserves on Lihir Island. Any area within this central portion which has not yet been systematically drilled, remains prospective for the discovery of additional gold mineralization. Below is a summary of recent exploration activities completed within the Luise Caldera. The graphic following that summary shows the land leases (shaded in colors) available to the Company for exploration activity.
Drilling in 2007 focused on the ROM, Coastal, and North Lienetz zones. A total of 24 holes were completed for 7,522m drilled. Results were used to gain better definition of known minerals within these areas.
Drilling also took place within the link zone (or the eastern Kapit area) between the North Lienetz and Kapit high grade zones. A total of 12 holes were completed for 3,672m drilled. Results are still outstanding for some of these holes. Results received to date indicate that estimates in the link area will be increased once results from the 2007 holes are incorporated into the mineralization model. Drilling in 2008 is scheduled to continue investigating this area. Exploration expenditure for 2007, 2006, and 2005 was $8.4 million, $5.9 million and $6.2 million, respectively.
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
Ballarat operation
The Ballarat operation, including Berringa, comprises four granted mining licenses, aggregating to a total area of 22.1 km2, and an exploration licence comprising of 154 graticular blocks covering 126 km2. The exploration licence within the Ballarat Goldfield encompasses the entire Ballarat township. Within this area there are three mining licences covering ground over the Ballarat East and Ballarat West deposits (Figure 1). An additional mining licence is located at Berringa, approximately 30km south west of Ballarat. The Ballarat East mineralization lies completely within the Mining Licence MIN 5396.

Figure 1: Location of Ballarat Goldfields’ exploration and mining licences at Ballarat
Geology — Ballarat East
The tenements are located within the Bendigo Zone, a wide belt of Ordovician deep marine quartz-rich turbidites referred to as the Castlemaine Group, underlain by Cambrian sediments and basic volcanics. The Bendigo Zone is confined by the regional Avoca and Mount William faults to the west and east respectively. The meta-sedimentary rocks of the Bendigo Zone were folded and faulted during the late Ordovician to Early Silurian Benambran Orogeny. The Ballarat goldfield is located approximately 3 km west of the Williamson Creek Fault, an inferred regional reverse fault.
Ballarat East and West occur on the east and west limbs, respectively of a regional anticlinal fold structure, the Ballarat anticlinorium. The stratigraphy of the generally tightly folded, north striking fold is a succession of sandstones, siltstones and mudstones.
Despite low relief in the Ballarat East area, exposures are limited and strongly weathered, and therefore of little application for geological mapping. Much of the detail of the geology of the Ballarat Goldfields comes from underground mapping and description after Lidgey (1894), Gregory (1907) and Baragwanath (1923). Diamond drill core from Ballarat Goldfields drilling (1985-1987, 1991 & 2003-2007) forms an invaluable record of the geology of the Goldfield.
The Ballarat operation is centred on two local anticlinal structures, the First Chance Anticline and the Sulieman Anticline on the eastern limb of the regional anticline. Other local structures include the Exchange, Eureka and Yallowee Creek Anticlines. The Western limbs of anticlines dip approximately 70° W, eastern limbs 85° W to 75° E and fold axial planes dip approximately 80° W. The regional strike of the bedding is northerly. The auriferous quartz veins are located predominantly within the eastern limbs of folds in structurally controlled bodies, generally along north-south structural corridors, colloquially known as “leatherjackets”, “verticals” and “flat makes”.

Mineralisation
Gold mineralisation at Ballarat East is confined to the eastern limb of the anticlines. The lines of lode extend for ~3500m along strike and are bounded to the north and south by east-west striking faults.
According to historical records, approximately 1.8Moz of gold was mined from the Ballarat East field from 1854 to 1917.
Recent geological mapping has had an impact on the interpretation of the coarse gold distribution at Ballarat East. The majority of the quartz veining that formed during the main stages of deformation are interpreted to be associated with microscopic low grade gold mineralisation. The high grade gold mineralisation is interpreted to be a separate late event that occurs almost solely in flat to shallowly east dipping veins.
The high grade gold mineralisation appears to be linked to very late events, characterised by weak deformation and therefore making it difficult to identify. These events were observed to be associated with carbonate, sphalerite and galena. There was found to be a very subtle feature which overprinted all of the pre-existing quartz, resulting in gold deposited along flat to east dipping quartz veins, on their margins, or in fractures throughout the quartz.
The high grade gold distribution has a component of coarse gold which makes an exact estimate from drill hole data alone an impossibility. However, a possible range of results can be identified based on the data collected to date about the percentage of coarse gold present in the Ballarat East quartz hosted gold deposits. An estimate of the total mineralization at Ballarat East should account for the possible range of results due to the presence of coarse gold.
Metallurgical test work has shown that the gold mineralisation at Ballarat East is predominately coarse to very coarse (McRae-Williams 2003, Griggs et al 2004). The breakdown of gold particle sizes from the test work is:

Fine Grained Gold (0.0 to 0.3 mm)	9%
Coarse Grained Gold (0.3 to 1.2 mm)	41%
Very Coarse Gold (>1.2 mm)	50%
The occurrence of significant amounts of very coarse gold in the field, not generally identified with drilling, has the impact of materially under estimating the drill defined grade. However, the impact of coarse gold is only considered to be relevant to flat or east dipping veins, that have been reactivated during a late event related to the coarse gold mineralisation.
Figure 2: Diagram of the Ballarat East Ore Types and Controlling Structures. Note fold related mineralisation

Reserve estimates
The Ballarat operation does not have Ore Reserves as defined by Industry Guide 7. An estimate of the contained economic material, not reserves, was made in September 2007, in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Resources (the “JORC code”). The estimate is based primarily on i) geological understanding ii) geological continuity and iii) drill hole density. Continuity along strike is generally untested and the resource shapes either extended 50m past drill hole intersections or extended to bounding crosscourses. Dip length and thickness estimates are governed by the associated fault intersections.
A range of grade estimates have been generated to accommodate for the presence of coarse gold. The initial grade estimate excludes the coarse gold component, and represents an estimate of the fine grained gold distribution only. Grade estimates incorporating coarse gold have been included at 25% and 50%.
There will always be a certain level of uncertainty in grade distributions at Ballarat East as a result of the presence of coarse gold. The implications of this uncertainty are that Ore Reserves as defined by Industry Guide 7, or by the JORC committee, have not and may never be achieved at Ballarat East.
Exploration
•	Ballarat East
Exploration drilling at Ballarat East will be focused on defining i) the northern limits of the Ballarat East ore zone under the historically workings and ii) defining the displacement along the Blue Whale fault in order to define favourable areas for Au mineralisation beneath the Blue Whale fault .
•	Ballarat West
The Ballarat Mining Licence, MIN 5396, and Exploration Licence EL3018 cover the historical Ballarat West Goldfield which is the focus of the Ballarat West Project. Gold has been mined and explored for at Ballarat West since the 1860’s with the main period of hard rock mining being from 1878 to 1918 when approximately 768,000 ounces of gold were mined from quartz.
Since the acquisition of the Ballarat West goldfield licence in July 1998, comprehensive research has produced an interpreted 3D geological model of the Ballarat West Project area. The geological model has identified detailed information on the size, shape, grade, and shoot direction of the ore bodies, which appear to be amenable to modern mining techniques.
Unlike Ballarat East, the lodes in Ballarat West are primarily on the western limbs of the folds and there is an affinity with the synclinal axial zones. In the anticlinal axial zones there is a tendency for the favourable laminated quartz lodes within the dark shales to rapidly blow out to 45 degree west dipping Leatherjacket-like structures analogous to those named structures in Ballarat East.
•	Ballarat South
The Ballarat South area is located on Mining Licence 4847 between the Ballarat suburb of Mt Clear and the small township of Buninyong. The geology strikes almost north-south, and is clearly the southern extension of the Ballarat East mineralised system.
Historical records show mines in the Ballarat South area produced approximately 250,000ozs. The gold production lies within the interpreted extension of the First Chance Line (known as the Indicator Line) and minor production from the interpreted extension of the Sulieman Line (known as the Scandinavian Line).
CRA Exploration (CRAE) were originally granted a Development Licence in the area in 1989, with exploration work followed up by a 1,000t bulk sample grading 1.2 to 1.4g/t at a 3:1 waste to ore ratio. Open pit production by William Australia NL on the licence between Nov 1996 and Dec 1997, was 460,000 tonnes mined at 0.75g/t for 11,200ounces, at a waste to ore ratio of 3:1. Final production numbers for the open pit are difficult to establish, with some additional clean up material indicating that the final average recovered grade was over 0.8g/t.
•	Berringa
The Berringa goldfield comprises a belt of country approximately 800m wide and 3.8km long. Historical mining at Berringa took place as early as 1855 when miners worked a number of alluvial gold deposits. Alluvial gold mining was the principal form of mining until 1865 when quartz reefs were discovered. A number of smaller quartz mines were worked on and off from 1865 to 1980. The majority of gold production from the field was between 1898 and 1917.
In April 2006 a drilling program commenced to test the position of the major anticline and the extensions of known historically mined reefs in the southern part of the licence. A total of 2404.5m were drilled for the year ending June 30 2006.
Logging of the geology exposed in the drill holes has shown that the lithological and structural features, which are known to control gold emplacement in the historical gold mines, extend through the unmined ground in the southern part of the field.

Environmental Considerations at the Lihir Operation
Overview
The Company operates in accordance with an environmental plan (“EP”) approved by the PNG Government when the project was first established and works closely with that government in implementing all statutory monitoring and reporting as specified in its environmental monitoring and management program (“EMMP”). The EMMP provides details of the environmental monitoring requirements and reporting commitments to the PNG Department of Environment and Conservation (DEC), Department of Mining (DoM) and community representatives. The EMMP (2004-2007) was reviewed by the Company and the PNG Government to ensure the ongoing efficiency of the environmental management programs and was subsequently endorsed by the PNG Government.
The Company was actively engaged with the PNG Government in its development of the new Environment Act for PNG. The Environment Act was passed by Parliament in December 2000 and combines all previous environmental legislation into one Act. It came into operation on January 1, 2004. Transitional provisions deemed the original EP to have the status of an environmental permit under the new Act. These provisions also allow the Company to continue activities under water use permits issued under the former laws for so long as those activities continue to be authorized under the original EP.
The Company has completed a number of process plant improvements since the commencement of operations, including addition of a flotation circuit to further improve the economics of the project, improvements in mine water/sediment/acid rock drainage management (“MWSAMP”) and the use of geothermal steam for power generation. As a result of these capital improvement programs the processing throughput has increased to 4.3 Mtpa compared with the original design capacity of 2.8 Mtpa.
A new flotation circuit was commissioned in 2007 which further increased the maximum ore-processing throughput from 4.3 Mtpa to 6.7 Mtpa. The Company prepared and submitted an Environmental Impact Statement (EIS) in July 2005 for the purpose of bringing all existing environmental permits issued under the various repealed Acts within a single permit, and to reflect a number of improvements undertaken since the initial project approval, including the flotation circuit, in accordance with the Environment Act.
A feasibility study was submitted to the PNG Government in March 2005 and it was acknowledged by the Department of Conservation and Environment (“DEC”) that the expansion was accommodated under the existing project approvals including compliance with the Water Use Permit (WUP 29/990) for discharging tailings via Deep Sea Tailings Placement (“DSTP”).
In parallel with planning and implementation of the addition of a flotation circuit, the Company made a voluntary submission of an environmental inception report and environmental impact statement (“EIS”) for the project in conformity with the new Environmental Act. The new EIS was endorsed by DEC, but was referred by the Minister for Environment for consideration by a Working Group to provide further advice. Since that time the EIS has been reviewed by both the Environment Council and the Working Group, who have recommended the Minister issue an “Approval in Principle” in accordance with the Act. The delay has recently been resolved and the Minister for Conservation and Environment issued approval in principle for the environmental impact assessment on 19 March 2008, which empowers the Director of Environment (the head of the Department of Conservation and Environment) to accept and process an application for a varied environmental permit. LGL is in the process of making this further application. The new environment permit will define the key environmental impact parameters as defined in the EIS. Following approval, and in conjunction with the DEC, the existing EMMP (2004-2007) will be reviewed and updated accordingly for the next four-year period (2008-2011).
Further to EMMP requirements, the Company retains independent environmental consultants to report on its environmental compliance. The PNG Government carries out its own independent monitoring for elements contained in the EMMP to confirm the Company’s results, and, the Company complies with its own stringent corporate reporting requirements, and continues to liaise and consult with local communities within the framework of the Lihir Sustainable Development Plan (LSDP), funded by the company’s Integrated Benefits Package (IBP).
In addition to the statutory environmental compliance monitoring and reporting through the EMMP, the Company undertakes studies to improve its understanding of the environmental consequences of the operation. The Company is involved in research projects with CSIRO Division of Marine and Atmospheric Research, CSIRO Center for Mining Environmental Research, CSIRO Division of Land and Water, CSIRO Materials Science & Engineering, Canberra University, and a number of independent consultants in the field of tailing and land management including HayCo, Coffey, IHA and Associates and URS. While the Company’s monitoring and research projects are continuing, results from investigations to date suggest that the level of impacts originating from the Company’s activities are less than originally predicted.
The final stage of the 55MW geothermal power plant project was commissioned in 2007 increasing total geothermal supply from an original 6MW steam pilot plant to over 60MW. The new plant is registered under the Clean Development Mechanism allowing the company to claim Certified Emission Reductions (CER’s) under the United Nations Framework Convention on Climate Change (UNFCCC) and the Kyoto Protocol, to which PNG is a signatory. The Company obtained full certification of its Environmental Management System (“EMS”) against the ISO14001 standard in May 2004, making the Company the first operation in PNG to do so. In 2007 the company achieved recertification of it’s management system against ISO14001 and began working towards a fully Integrated Management System, to include its newly acquired Ballarat operation in Victoria and corporate office in Brisbane.

Environmental Plan
Extensive environmental baseline studies of the Lihir Group of Islands were carried out during exploration with the involvement of the Lihirian community. These baseline studies were followed by an environmental impact assessment of the Lihir operation, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbour. Each of these impacts are outlined below; however, in summary, ongoing environmental monitoring performed by the Company (involving the community and local service providers), and independently by the PNG Government and independent consultants reveals that impacts to date are less than that anticipated in the project’s EP as factored into the approval by the PNG Government for the project to proceed.
In the Mining Development Contract, the Company has agreed to comply in all material respects with its EP. The EP may be varied either by the Company, with PNG Government approval, or by the PNG Minister for Environment and Conservation if there is a material danger to public health and safety, if the conduct of normal operations in accordance with the EP poses an environmental impact either not contemplated or different than contemplated in the EP, or if substantially better environmental control technology becomes available.
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
Geothermal areas of the Luise Caldera are important nesting grounds for sub-species of megapode. This sub-species is not unique to the Lihir Group of islands and is genetically and morphologically similar to the populations found on other nearby islands. Historically, it was important to Lihir Island primarily because the local inhabitants used its eggs as a food source. Though significant areas of nesting habitat in the caldera area have been lost, continuous detailed surveys have shown that nesting burrow numbers are being maintained in undisturbed areas.
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
The Company regularly monitors the impact of its marine disposal operations and has always remained in compliance with the PNG Government water quality criteria for the protection of marine ecosystems. In addition, a comprehensive research program on the impact of marine geological waste disposal on fisheries resources around Lihir Island conducted by CSIRO Division of Marine Science, (completed in 2003 with the report published in 2004), revealed no significant impacts on the diversity, abundance or bio-concentration of metals in fish as a result of the mine’s presence. More recent research has focused on the distribution of bioactive mine derived contaminants and further definition of the tailing footprint as part of a set of integrated projects with a primary objective to define marine impacts associated with the Company’s operations.
The Company’s own monitoring results of marine sea grass and shellfish are consistent with the CSIRO findings. While the three-year study concluded that the Lihir operation had local impacts on the shallow-water and deep-water fish and benthic reef populations, most likely due to sedimentation, the most recent estimated densities of reef-fishes for Lihir Island (2007) indicates there have been no downward trends in fish abundance since 1999, indicating the fish populations are in steady state. While long-term monitoring of the shallow water reef fish and seabed communities around Lihir Island is continuing research is also being directed towards assessing the impacts on deep seafloor organisms and the impact of marine waste disposal on ocean plankton and pelagic fishes.

The major impacts associated with ocean disposal of mine waste continue to be aesthetic, involving surface sediment plumes resulting from barge disposal of waste rock and storm water run-off from roads and mining areas. In 2002 the Company voluntarily commenced a program to further improve its management of water, sediment and acid leachate from stockpile drainage entering the ocean. This continuing program detailed in the Company’s Acid Rock Drainage Management Plan prepared by Environmental Geochemistry International (2007) details further improvements for ARD mitigation associated with the design and construction of the Kapit North economic grade ore stockpile, identification, segregation and placement of material to minimize the potential for ARD, and a number of remedial measures to be undertaken including the installation of silt curtains at discharge sites.
Stockpile Drainage
The EP suggested that drainage from the economic grade ore stockpiles may cause acidic run-off, and elevated levels of dissolved metals, including iron, copper, arsenic, zinc, aluminum, manganese, cadmium, lead and, possibly, mercury and chromium. The Company installed some stockpile covers to reduce the generation of stockpile leachate, however the cover was removed towards the end of 2006 due to continuing tears, lacerations and failures. . The concentration of these metals in the marine environment at Lihir’s compliance monitoring locations, remain within the limits imposed by the PNG Government for the protection of marine ecosystems, and there is no evidence, as supported by an ongoing CSIRO Division of Marine Science study, that discharge of stockpile leachate has had a deleterious impact on fisheries communities adjacent to the mine.
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
Tailings Disposal
The reliance of Lihirian communities on coastal lands means that a land-based tailings storage facility would have had to be situated in the interior mountainous area of the island. Given the seismic conditions, the rugged topography, high rainfall and potential for acid generation, the cost and risks to the environment and people of constructing a stable land storage facility there for tailings were considered prohibitive. In addition, due to the net rainfall surplus, storage of tailings on Lihir Island was not likely to be possible without long term treatment of the effluent run-off water from the land storage facility, the residues from which could also require land-based storage. The Company and the PNG Government concluded that submarine disposal of tailings was the safest disposal option for the Lihir operation.
Tailings are discharged under water at a depth of 115 meters through a 1.2 meter diameter steel-cased high density polyethylene (“HDPE”) pipeline. The discharge depth was chosen following extensive fieldwork on the structure and currents of the ocean in the vicinity of the outfall. This led to the development of a predictive model of tailing behavior once discharged. The discharge point is below the mix layer depth, the euphotic (biologically active) zone and where the density of the receiving ocean water precludes the tailings floating back into the surface water. The tailing is a diluted mixture of solids and a combination of fresh and salt process water and saltwater used in the cooling of the power and oxygen plants. The water quality around the area of the outfall is monitored on a regular basis, to ensure that concentrations of metals and cyanide are not above PNG water quality criteria for protection of marine ecosystems. Monitoring data to date show that, at all times, water quality at marine compliance locations have been better than the prescribed standards.
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
The Company is undertaking extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. These studies have shown that approximately 5% of particles are predicted to settle out of the DSTP density current with 95% reporting to subsurface plumes. The increase in the deposition footprint reported in 2005 largely reflects the improved understanding of the behavior of the ocean currents and ability to measure fine scale deposition of sediment in deep ocean waters, which was beyond the capability of equipment available at the time the project’s original EP was submitted and approved. In 2007 an independent evaluation of Deep Sea Tailing Placement (DSTP) was funded by the European Union and undertaken by the Scottish Association for Marine Science. The main objectives are to critically assess all existing information on the use of DSTP and provide guidelines for future DSTP marine environmental monitoring in the context of international best practice.
Submarine disposal of tailings is only appropriate under certain geographical and physical conditions, including low velocity ocean currents, absence of upwelling, steep slopes and deep surrounding ocean, all of which occur at Lihir Island. International concern regarding marine tailings disposal is based on the perception that it could lead to major metal contamination.

Bottom-dwelling marine organisms colonizing stabilized waste rock or tailings deposits may be exposed to elevated metals concentrations in the sediments. Tissue metal enrichment may then occur and may be transferred to predatory fish. As discussed previously, a comprehensive and ongoing study being undertaken by CSIRO Division of Marine and Atmospheric Research confirms that there is no evidence of metal enrichment in fish species around Lihir Island as a result of the mine.
Rehabilitation and Decommissioning
The approval of the environmental plan required the Company to undertake rehabilitation on a progressive basis. As with all environmental monitoring reporting requirements, rehabilitation activities are reported to the PNG Government on a regular basis.
The Company initially prepared a conceptual mine closure plan, (or “CMCP”), which details the Company’s options with respect to mine closure, as well as assigning costs associated with those various closure options. These costs are being charged to operating costs during the operation of the project, to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining and processing. The various closure options identified in the CMCP were reviewed during 2004 and early 2005 to address such issues as the final void of the pit, and the effect of mining the Kapit deposit, which was converted to reserve in February 2004. The major areas to be dealt with by rehabilitation efforts at closure are the open pit area, and low-grade ore platforms. Closure costs are estimated at approximately $41.0 million. This has increased from 2005 due to the Kapit landslide. This amount is discounted at 7.01% to give rise to a liability of $10.1 million, as is currently reflected in the Company’s balance sheet. As currently constituted, the Company believes that the sum of $10.1 million, invested today at a rate of return equivalent to the Company’s credit-adjusted risk-free rate, would ensure the Company had sufficient funds to meet the rehabilitation needs associated with the CMCP.
The annual review of the mine closure plan indicated little change in the accounting provision going forward. The next review of the CMCP is due in 2009.
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
The results of the seismic hazard study were used to develop earthquake design criteria for structural design, and earth pressures for retaining wall design, liquefaction assessments, dynamic slope stability, and assessment of tsunami threat and extreme ocean water levels. These earthquake design criteria were adopted for design purposes throughout the Lihir operation. The further review in 2000 substantially confirmed the suitability of the original criteria, and has been adopted as the basis of all ongoing structural design at Lihir Island.
Insurance
The Company has a comprehensive insurance program providing coverage for property damage & business interruption (property loss or damage, business interruption and construction risks), combined liability (public, products and errors & omissions), directors & officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees) and money (theft by people other than employees). Deductibles apply to any claim. Major property damage and business interruption risks are assessed annually. While the insurance program is comprehensive, as outlined in “Item 3. Key information — D. Risk Factors” there is still some risk that insurance coverage may not address all operating risks.
Workers’ compensation and medical insurance for employees are separately provided for under PNG policies.

Material plans to construct, expand or improve facilities (MOPU Project)
On February 29, 2008 the Board of Directors announced the approval to proceed with a major upgrade of the Lihir operation which should lift gold production capacity to approximately 1 million ounces per year from 2011, known as the MOPU Project. The MOPU Project has been the subject of a rigorous 12 month feasibility study which concluded that it would position the Company for increased output, lower cash costs and more reliable and consistent production. The study concluded that the upgrade will:
•	Increase gold production by an average 240,000 ounces per year over the life of the operation.

•	Lift output over the period from 2011 to 2021 by 2.35 million ounces to more than 10 million ounces.

•	Increase gold production by in excess of 1 million ounces over the life of the operation, due to improved processing efficiencies.

•	Provide potential for additional reserves to be established due to the improved project economics, extending the life of the operation.

•	Reduce costs of production by approximately $80 per ounce, following commissioning in 2011.

•	Boost operating cash flows and deliver a significant uplift to net present value.

•	Create operational flexibility to ensure more reliable and consistent production.

•	Involve capital investment of $696 million, to lift process plant capacity to match the current mining rate.
The current mine production of ore significantly exceeds the process plant capacity, with the excess ore stockpiled for reclaiming and processing in the future. Accordingly, during 2006 a study into the options for expanding the Lihir operation process plant was undertaken. The various options to achieve process plant capacity increases were examined during the options study, and various technologies considered for processing the additional ore. The results indicated that the optimum option for expansion was one where the pressure oxidation process technology already in use at the mine would continue to be utilized. The selected option involved building a new, larger diameter autoclave than the existing autoclaves, such that the capacity of the new unit would be twice that of each of the existing units.
A feasibility study into this option was conducted during 2007 and finalised in February 2008. The feasibility study supported the conclusions of the scoping study, and showed that a plant upgrade was economically viable as a result of a reduction in processing costs and improved gold recovery. The annual throughput capacity of the process plant is targeted to increase to more than 10 million tonnes, depending on among other things, the sulphur content of the ore feed, with a corresponding increase in gold production of an average of 240,000 ounces.
The capital expenditure requirement for the additional plant and equipment is expected to be approximately $700 million. Up to the end of March 2008, the Company has committed $1.3 million on this project. Estimated capital costs for the MOPU Project are included in the following table, expressed in 2008 dollars.

			2008	2009	2010	2011	Total
Total Cost	$	M	138	268	188	102	696
These costs exclude capital investment required for expansion of geothermal power supply. The feasibility study has been developed on the basis that the expanded plant will be powered by geothermal generators. The expanded plant will lift power demand to 126 MW, up from current demand of 76 MW.
Construction is expected to commence in 2008 and be completed in mid — 2011. Regulatory approvals for the upgraded plant are required prior to commissioning. In addition, the geothermal power generating capacity is to be expanded to provide electricity for the new plant and equipment. This expansion is the subject of a continuing study and has not been finalised, with steam exploration continuing. The cost of expanding geothermal power capacity is estimated to be around $150 million and the final geothermal power cost estimate is expected to be established by the end of 2008.
Based on current gold price and costs of production at the Lihir operation, the investment is expected to be funded by cash flows from operations. In any case, the Company is currently in the process of negotiating standby credit facilities with a number of financial institutions for general corporate purposes and to provide additional financial flexibility. In this regard, term sheets are currently being negotiated with several large Australian commercial banks to refine the terms on which the standby credit will be provided. If these terms can be agreed between the Company and the banks, formal documentation will then be drawn up. This is expected to be completed in the second quarter of 2008.
The proposed upgrade will involve the installation of one additional autoclave of twice the capacity of each of the three existing autoclaves, as well as additional crushing, grinding, thickening, oxygen, and leach plant facilities. The expansion will increase the grinding capacity of the plant from around 6.5-7 Mt/a, to approximately 10.5-12 Mt/a, increasing annual gold output by between 200,000 oz and 300,000 oz.

An additional geothermal power station, generating 40 MW, will be constructed to power the expanded plant, at an estimated capital cost of approximately $150 million, including costs of drilling and proving up the steam resource. The remaining 10MW required to take total power supply to 126 MW will be derived from existing Heavy Fuel Oil power supply. A full evaluation of geothermal power supply costs is expected to be completed by the end of 2008. The Company is still in the process of exploration to find sufficient steam reserves for the purposes of generating additional geothermal power. Existing geothermal power generation capacity on Lihir Island totals 56 MW. Optimisation of the existing plant is expected to lift production to 76 MW through improvements to turbines and addition of binary units to utilize heat from brine, which is currently rejected as waste. The estimated capital cost of this optimisation is approximately $40 million.
Regulatory approvals and permits will be sought from the relevant authorities progressively over the next 18 months to two years. These will include environmental approvals and an additional mining lease to facilitate water supply infrastructure construction. A program of community and government consultation has already commenced.
Average incremental production of approximately 240,000 oz per annum is expected over the remaining 20+ year life of the operation. This is to be achieved in two ways:
•	By maximising direct feed ore to the autoclaves, the proportion of ore fed through the flotation circuit is reduced, thereby increasing gold recoveries and consequently total gold production.

•	By accelerating processing rates, bringing forward production and maximising value. Higher annual production levels will produce significant economies of scale, leading to a reduction in unit costs of approximately US$80 per ounce.
These estimates are based on the existing reserve models and the current mine plan, which have yet to be optimised for the expansion. Reduced costs and improved economics are expected to feed through to a reduction in cut off grades for the reserve, further boosting total gold production over the life of the mine, extending the mine life and lifting project returns. The plant upgrade has been developed with the approach of minimising risk by utilising the same processes and technology currently in use at Lihir. A conservative approach has been taken to design and equipment specification.
The MOPU Project is alsoi expected to deliver a range of benefits for the people of Lihir managed through the Lihir Sustainable Development Plan. It will provide significant investment into the local community at Lihir. Economic benefits will flow to landowners, employees and shareholders.
4A. Unresolved Staff Comments
Not Applicable

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Introduction
This section provides an analysis of the Company’s business and compares its fiscal year 2007 financial results with those of the previous two fiscal years. It should be read in conjunction with the audited consolidated financial statements (or the “financial statements”) and related notes at Item 18 of this report.
The consolidated financial statements have been prepared using IFRS as issued by the IASB. Additional information regarding the basis of preparation of the financial statements is set out in Note 1 of the financial statements, at Item 18.
The following commentary provides information to assist investors with an understanding of the financial information.
In this Item 5, the Consolidated Entity includes the Company and its subsidiaries (“the Consolidated Entity”). During the year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining, processing and sale of, gold assets.
In September 2007 the IASB released the revised “Presentation of Financial Statements” (IAS 1). The Company has early adopted IAS 1. Further details regarding the impact of adopting the revised IAS 1 can be found in Note 3 to Item 18 — Financial Statements.
This section may contain certain un-audited non-GAAP measures, such as cash costs, non-cash costs and other operating costs not included in the determination of gross cash costs. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of the Company’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, the Company’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Company. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
Recent Developments
MOPU Project
On February 29, 2008 the Board of Directors announced the approval to proceed with a major upgrade of the Lihir operation which should lift gold production capacity to approximately 1 million ounces per year from 2011. The upgrade has been the subject of a rigorous 12 month feasibility study which concluded that it would provide a robust return, positioning the Company for increased output, lower cash costs and more reliable and consistent production. See “Item 4. Information on the Company — D. Property, Plant and Equipment” for a discussion on the nature and rationale for the major upgrade, an estimate of the amount of expenditure, a description of the method of financing, estimated dates of start and completion and the increase of production capacity anticipated.
Proposed Merger with Equigold NL
On March 20, 2008, the Company announced that it proposes to merge with another gold mining company, Equigold NL. The merger is proposed to be achieved through a Scheme of Arrangement, with Equigold shareholders to receive 33 LGL shares for every 25 Equigold shares they own.
Implementation of the merger is conditional on the satisfaction of a number of conditions precedent. The principal conditions precedent to the implementation of the Scheme include:
•	obtaining approvals from applicable regulatory bodies such as the Foreign Investment Review Board, the Australian Securities and Investments Commission, the ASX, POMSoX, PNGSC and the TSX as appropriate;

•	obtaining exchange control approval from the Bank of Papua New Guinea;

•	if required under decree 96-634 of August 9, 1996 determining the terms of application of Law 95-553 of July 18, 1995 being the Mining Code of the Republic of the Ivory Coast, obtaining the authorisation of the Administration des Mines to implement the Scheme;

•	obtaining Equigold shareholder approval of the Scheme at the scheme meeting by the requisite majorities under the Corporations Act; and

•	obtaining Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act.

Equigold is an Australian gold miner with current production at the Mount Rawdon and Kirkalocka projects in Australia. Equigold is currently developing the 85% owned Bonikro deposit located in Ivory Coast in West Africa. Commissioning of the processing plant is expected to commence in June 2008 and commercial production is scheduled to commence in July 2008.
Equigold’s total gold inventory currently stands at approximately 1.9 million ounces in reserves.
The Mt Rawdon project is located in southeast Queensland. The current mine life is in excess of 10 years. Gold production during FY07 was 110,992 ounces. For the half year ended 31 December 2007, production was 61,462 ounces..
The Kirkalocka project is located in the Murchison region of Western Australia. Gold production during FY07 was 37,472 ounces. It is expected that milling will exhaust the broken ore stockpiles by May 2008, at which time the project will move into the closure and final rehabilitation phase.
The Bonikro project is located in southern Ivory Coast in West Africa. Construction is nearing completion with commercial production scheduled to begin in July 2008. For the first full year, production is expected to be approximately 140,000 ounces, of which Equigold’s share is forecast at approximately 120,000 oz.
Significant recent exploration results at the Hiré, Bonikro Deeps and Dougbafla East projects, all within 15 kilometres of Bonikro, give Equigold confidence that drilling programs will lead to further increases in reserves.
Equigold also has 15,351 square kilometres of exploration licences either granted or under application in Ivory Coast covering in excess of 700 kilometres of strike of highly prospective West African Birimian greenstone belts. The greenstone belts in Ivory Coast are similar to or extensions of geology in the surrounding countries of Ghana, Mali, Burkina Faso, Niger and Guinea. This West African geological setting has yielded numerous multi million ounce gold discoveries in the above countries and in Ivory Coast over recent years.
Equigold has five drill rigs working full time on various projects. Equigold is currently drilling in excess of 100,000 metres a year and spending in excess of US$7 million a year on exploration. The tenement package presents the full range of exploration opportunities including numerous untested geochemical soil anomalies, eight prospects with anomalous drill intersections requiring follow up and one with a mineable reserve (Bonikro).
Issue of Additional Capital
In accordance with its commitment made under a non-binding Heads of Agreement dated March 28, 2003 between the State (PNG), Mineral Resources Lihir Limited, the Company and other Lihirian entities and the Integrated Benefits Package Revised Agreement (which was signed on 2 April 2007), on March 26, 2008, 3,284,499 ordinary shares were issued for nil cash consideration to Mineral Resources Lihir Limited, which is the trustee of the Lihirians Equity Trust, to be held in trust for customary landowners of Lihir Island. This issue takes the Company’s total issued capital to 1,907,781,743 fully paid shares (including 585,984 Restricted Executive Shares but excluding 161,527,405 Class B shares).
Reserves
On February 29, 2008 the Company announced it had restated reserves at the Lihir operation to account for mining depletion over the past 12 months of 700, 211ounces. At December 31, 2007, reserves totaled 22.9 million ounces, making Lihir one of the largest gold deposits on earth.
These estimates are based on the same assumptions that were used to calculate the 2006 reserves. In particular, the gold price and cut-off grade assumptions remain unchanged. The restatement does not take into account the planned process plant expansion at Lihir Island. The impact of this expansion will be announced later in 2008, following optimization of the mine plan.
A revised reserve calculation for 2007 was not undertaken during 2007 as the Company was in the process of completing a feasibility study for the MOPU Project and was conscious that, if the MOPU Project were approved by the Company’s Board, any reserve estimate undertaken in 2007 (noting that the feasibility study was concluded in February 2008) would require significant revision to account for the impacts of the MOPU Project on production.
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

The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the long term price of gold, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.
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
Recoverability of non-current ore stockpiles
Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or to the future costs to complete, would not have any effect on the carrying value of non-current ore stockpiles.
Determination of ore reserves and remaining mine life
The Company estimates its ore reserves based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, deferred mining costs, rehabilitation and environmental expenditure.
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
The determination of ore reserves and remaining mine life affects the carrying value of a number of the Consolidated Entity’s assets and liabilities including deferred mining costs and the provision for rehabilitation.
Provision for restoration and rehabilitation obligations
Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $1.0 million increase in the liability and in the carrying value of the asset. An increase in the discount rate from 7% to 8% will result in a decrease in the liability and carrying value of the assets of $1.6 million.
Recoverability of deferred tax assets
See Note 1 (xxix) and Note 13 to the financial statements.
Unit- of-Production method of depreciation
The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions.

Deferred mining costs
The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1 (vi). Changes in an individual mines pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively.
As noted above, judgments are made in designing and applying the Consolidated Entity’s accounting policies. Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgment that warrant separate disclosure.
Changes in Accounting Policies and New Accounting Standards
During 2007, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To reflect the economic consequences of this revised gold hedging policy the Consolidated Entity has changed its accounting policy in relation to the presentation and disclosure of hedging gains and losses in the statement of comprehensive income. These gains and losses are now excluded from revenue and are reflected as a separate item in the statement of comprehensive income. The Consolidated Entity has also determined that a change to the presentation of the statement of comprehensive income, whereby the nature of costs are now consolidated into relevant categories, provides a more meaningful presentation of the financial statements.
Apart from the change to the presentation of the statement of comprehensive income and changes in accounting policy noted below, the accounting policies and methods of computation are the same as those in the prior annual financial report.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.
Since January 1, 2007 the Consolidated Entity has adopted the following Standards and Interpretations, for annual periods beginning on or after January 1, 2007. The following table outlines the new standards adopted by the company and the impact of the standard on the Consolidated Entity’s financial report.

Application date for
			Application date	Impact on Consolidated Entity's	the Consolidated
Reference	Title	Summary	of standard	financial report	Entity
IFRS 7	Financial Instruments: Disclosures	New standard replacing the disclosure requirements	January 1, 2007	IFRS 7 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Consolidated Entity’s financial statements, but does result in changes to the financial instrument disclosures included in the Consolidated Entity’s annual report.	January 1, 2007

IFRS 8	Operating Segments	New standard	January 1, 2009	IFRS 8 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Consolidated Entity’s financial statements, but does result in changes to the segment reporting disclosures included in the Consolidated Entity’s financial report. (Refer to Note 6)	January 1, 2007

IAS 1	Presentation of Financial Statements	Added disclosures about an entity’s capital and changed the presentation and format of financial statements.	January 1, 2007	IAS 1 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Group’s financial statements, but may result in changes to capital disclosures included in the Group’s annual report, and presentation and format of financial statements.	January 1, 2007
Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2007 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

Application date for
			Application date	Preliminary assessment on the impact of the	the Consolidated
Reference	Title	Summary	of standard	Consolidated Entity’s financial report	Entity

IAS 23	Borrowing Costs	Amended to require all borrowing costs associated with a qualifying asset to be capitalised.	January 1, 2009	This is consistent with the Consolidated Entity’s existing accounting policy for capitalisation of interest and financing costs and is not expected to have any additional impact.	January 1, 2009

IFRIC 11	IFRS 2 — Treasury Share Transactions	This interpretation deals with accounting for share based payments issued between two entities in the same group and whether certain share based payments should be accounted for as equity-settled or cash-settled awards.	March 1, 2007	This is consistent with the Consolidated Entity’s existing accounting policy for share based payments and is not expected to have any additional impact.	January 1, 2008

IFRIC 12	Service Concession Arrangements	This interpretation deals with accounting for publicly owned infrastructure constructed, operated, and maintained by the private sector.	January 1, 2008	Not applicable	Not applicable

IFRIC 13	Customer Loyalty Programmes	This interpretation deals with sales of goods with customer award credits should be accounted as multiple-element transactions.	July 1, 2008	Not applicable	Not applicable

IFRIC 14	IAS 19 — The	This	January 1, 2008	Not applicable	Not applicable
	Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	interpretation provides Clarification of IAS 19 regarding future contributions and minimum funding requirements of defined benefit plans.

Financial Results of Operations
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME — Year ended December 31, 2007, 2006 and 2005

	$m
	Note	2007	2006	2005
Revenue	7	498.4	386.0	264.0
Cost of sales	9	(261.3)	(211.0)	(196.4)

Gross profit from mining activities		237.1	175.0	67.6

Corporate expense		(25.3)	(12.1)	(1.9)
Project studies		(7.5)	(0.8)	—
Exploration expense		(8.4)	(5.9)	(6.0)

Operating profit before other income / (expense)		195.9	156.2	59.7

Other income / (expense):
Hedging loss	10	(97.2)	(78.3)	(44.1)
Other expenses	11	(13.8)	—	(2.5)

Operating profit before finance costs		84.9	77.9	13.1

Financial income	12	10.9	4.2	6.2
Financial expenses	12	(131.6)	(6.2)	(3.6)

Profit / (loss) before tax		(35.8)	75.9	15.7

Income tax benefit / (expense)	13	11.7	(22.1)	(5.9)

Net profit / (loss) after tax		(24.1)	53.8	9.8

Other comprehensive income
Exchange difference on translation of foreign operations	27	42.6	—	—
Cash flow hedges	27	38.7	(50.8)	(72.4)
Share based payments	27	2.9	5.5	—
Net change in fair value of available for sale financial assets	27	1.2	—	—
Income tax on other comprehensive income	13	(4.7)	20.3	8.9

Other comprehensive income for the period net of tax		80.7	(25.0)	(63.5)

Total comprehensive income		56.6	28.8	(53.7)

Earnings / (loss) per share	37
- Basic (cents/share)		(1.4)	4.2	0.8
- Diluted (cents/share)		(1.4)	4.2	0.8
The above Statements of comprehensive income are to be read in conjunction with the accompanying notes to the financial statements.

Overview of operating results for 2007 compared to 2006
Record gold production and higher realised gold prices have enabled the Consolidated Entity to report a 25% increase in operating profit before other income and expenses to $195.9 million for 2007 compared with $156.2 million in 2006 (161% increase to $156.2 million for 2006 compared to 2005).
The result reflects a continued improvement in underlying operating performance, with mining tonnages and process plant throughputs running at record levels year-on-year.
During 2007, a major financial restructuring of the Company was successfully completed through an A$1.2 billion ($989 million) capital raising, providing funds for a variety of purposes, including the close-out of the Company’s hedge book and the early repayment of the Gold Loan. These transactions left the Company in a very strong financial position and fully leveraged to increases in the gold price.
The restructuring led to a number of one-off costs in the year, in particular a $117.9 million pre-tax loss on the early repayment of the Gold Loan. These costs contributed to a reduction in the bottom line result to a net loss of $24.1 million.
Comprehensive income represents the change in net assets, exclusive of changes in shareholder’s equity. It includes items that must bypass the net income as they have not been realized. Total comprehensive income was approximately 97% higher at $56.6 million in 2007 compared to 28.8 million in 2006 predominantly as a result of the favourable revaluation of foreign operations. Total comprehensive income in 2006 was 153% higher at $28.8 million in 2006 compared to 2005 due to a more favourable operating profit and a lower impact of the unfavourable mark-to-market movement in cash flow hedges.
Revenue
The Company’s revenues are determined primarily by the amount of gold it produces and the prices it is able to realise upon sales of gold. The Company’s realised gold prices are determined primarily by the market price for gold and the terms of any hedging transactions that it enters into. In April 2007, the Company closed out its hedge book exposing it fully to spot gold prices.
From 2006, the Company is also producing revenue from carbon emission reduction certificates that are generated from the geothermal steam resource. A minor quantity of revenue is derived from silver by-product sales.
Sales revenue in 2007 of $498.4 million represented a 29% increase over 2006 revenue if $386.0 million principally due to increased gold sales volume (12%) and price realised (17%). The Company benefited from increased spot gold prices in 2007 as gold continued its upwards trend from previous years.
Gold sales in 2007 also included the sale of 1,089 ounces from the Ballarat operation. The contribution of carbon credits added 1% on prior year’s sales revenue. Cash and non-cash hedging losses are excluded from sales revenue.
In 2006, sales revenue of $386.0 million represented a 45% increase over 2006 revenues of $264.0 million, principally due to increased realised gold prices (34%) and increased sales volumes (9%).
Cost of sales
Cost of sales in 2007 totalled $261.3 million, up 24% on the previous year, with the increase reflecting higher throughput, production and sales volumes, adverse exchange rate movements and increases in costs for labour, maintenance and fuel. Deferred mining costs and inventory deferrals were higher reflecting the stage of mining and the build up of ore tonnes mined compared to ore processed. Higher gold production and commissioning of the flotation plant and the additional geothermal power plant led to increased depreciation and amortization charges during 2007.
Cost of sales in 2006 totaled $211.0 million, up 7% on 2005. The major increases were in mining, processing and mine administration costs offset by greater deferred mining partially offset by reduced inventory deferrals. The cost of mining inputs such as fuel, tires, explosives and maintenance increased with significant increases in processing throughput in 2006 (+25%) being the main driver for the increase in processing costs over 2005. The continued focus by the Company on the community on Lihir Island saw an increase in assistance programs such as health and housing along with costs associated with its environmental programs. Additional costs were also incurred in accommodating the Company’s workforce.
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

The average amount of waste to be removed is assessed on a pit-by-pit basis, and not over the entire life of the mine. The increase in deferred mining costs during 2007 and 2006 reflected the actual mining sequence undertaken during the years.
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
In relation to the Minifie pit, mining ceased in this pit in 2005. The average strip ratio used compared to actual ratio was 2.6 vs. 0.6. The actual ratio for the pit was lower than the average ratio used, reflecting the substantially reduced amount of waste being extracted from the pit relative to the ore mined, as mining of this pit neared completion with only remnant mining of ore throughout 2005. As a result deferred stripping costs of $3.2 million were expensed to the income statement in 2005.
In relation to the Lienetz pit, the average strip ratios used compared to actual ratios were 1.9 vs. 4.6 (2007), 2.1 vs. 6.4 (2006) and 2.9 vs. 4.2 (2005). While the actual ratio in 2007 reduced when compared to 2006 it still remained above the average strip ratio resulting in the deferral of costs. The actual ratio in 2006 increased over 2005 however was above the average strip ratio. The drop in 2007 actual strip ratio relative to the prior year reflects there was a reduced amount of waste relative to ore, consistent with the LOM plan, also resulting in fewer tonnes being deferred, however in cost terms this drop was offset by an increase in the cost per tonne of mining the waste which resulted in an increase in the costs deferred. As a result, net costs deferred were $70.0 million, $56.3 million and $25.1 million in 2007, 2006 and 2005, respectively. The balance of deferred stripping costs were $218.3 million, $148.3 million and $92.0 million as at 2007, 2006 and 2005, respectively.
The Company’s functional and reporting currency is the US dollar. Virtually all of the Company’s revenues and a significant portion of its operating expenses are denominated in US dollars.
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
During 2007 the general and administrative expenses of the Company’s corporate office increased as a greater proportion of administrative activities were reallocated from site to the corporate office. As a result of this change, a greater portion of the general and administrative costs incurred on Lihir Island are now attributable to the site costs versus corporate office cost, and as such, a higher percentage of site general and administrative expenses have been allocated to inventory.
Corporate expenses
Corporate office expenses have increased during 2007 with the continued growth and expansion of the Company’s operations. Corporate expenses include certain transaction-related costs associated with the Ballarat Goldfields merger and the Entitlements Issue. 2006 costs were considerably higher than 2005 reflecting the Company’s move to fully independent management in early October 2005 and the establishment of a corporate office in Brisbane, Australia. Prior to this, the Company paid a management fee to Lihir Management Company Pty Limited, previously a subsidiary of Rio Tinto plc.
Project studies
Project studies include the evaluation of the Lihir Island plant expansion, the result of which was announced to the market on February 29, 2008.
Exploration
Exploration expenditure of $8.4 million was 42% higher than 2006 primarily due to the exploration for geothermal steam expensed during the year ($2.5 million) and expenditure incurred around the Ballarat operation ($0.2 million). 2006 and 2005 expenditure on exploration was retained at a relatively constant level.

Hedging loss
The cash hedging loss represents the cumulative difference between the spot price of gold and the price received from delivery of gold into hedge contracts. Following the close out of the hedge book in March 2007, no further cash hedging losses from these contracts will be incurred in future periods. In the first quarter of 2007, 66,500 gold ounces were delivered into hedges at an average price of $321/oz.
Although the hedge book was closed out during the year, hedge accounting requires hedge contracts to be brought to account at original designation dates. Accordingly, $75.8 million of pre-tax non-cash hedging losses were expensed during 2007. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges. The following table provides a summary of the non-cash hedging losses to be booked in future periods:

	Gross pre-tax			Net post-tax
	Non-cash	hedging		Non-cash	hedging
	loss		Tax effect	loss
Designation Year	$m		$m	$m
2008	76.7		(23.0)	53.7
2009	102.3		(30.7)	71.6
2010	81.9		(24.6)	57.3
2011	44.2		(13.2)	31.0
2012	5.8		(1.7)	4.1
2013	6.0		(1.8)	4.2

	316.9		(95.0)	221.9

Hedging losses had previously been reported as negative revenue items, however, have been reclassified and excluded from the calculation of operating profit and reported as a separate component of profit to enable the user to focus on the operating performance of the Company.
During 2006, the average realized price after excluding fair value gains and losses represented a discount of 20% to the average spot price for the year (2005: discount of 13%). This discount effectively reduced pre-tax profit by $59.6 million for the year (2005: decrease of $34 million).
The net amount of gains/losses, arising from the early closure and re-designation of hedge transactions, retained in equity at December 31, 2006 was a gain of $6.6 million (2005: gain of $8.7 million), following the recycling of losses totaling $17.1 million (2005: losses of $13.5 million).
Based on a hedge book valuation of minus $332.8 million as at December 31, 2006, a further $316.9 million of losses remain in equity to be recycled into income when the underlying transactions, against which the hedges that are designated, take place.
The Company did not enter into any new hedge contracts in 2006. The Company delivered into hedge contracts in accordance with its delivery schedule for 2006 of 206,500 ounces.
Other expenses
The loss on disposal of property, plant and equipment includes the disposal of two barges ($5.6 million) and the loss on relocation of previously capitalised costs relating to the geothermal power plant ($5.9 million).
Financial income
Financial income increased during 2007 resulting from interest earned on a substantial increase in cash on hand following the net proceeds available following the A$1.2 billion capital raising. While interest income was higher in 2006 as compared to 2005, income from gold lease rate fees was lower resulting in an overall lower financial income.
Financial expenses
The early repayment of the Gold Loan in 2007 resulted in a one-off loss of $117.9 million before tax. For accounting purposes, a loss was crystallised upon entering into the spot deferred purchase of gold designated to repay the borrowings.
Financial expenses amounted to $62 million in 2006 (2005: costs of $3.6 million). 2005 included a one-off re-financing cost of $3.6 million. Excluding this amount interest expense increased due to increased borrowings following the drawdown of the Gold Loan and $30 million of the revolving credit facility (See “Item 10. Additional Information – C. Material Contracts – Financing Agreements”) in September 2005. During October 2006 an A$45 million drawdown was made on the Ballarat Goldfields Bilateral Facility (See “Item 10. Additional Information – C. Material Contracts – Financing Agreements”) to fund the 11% investment in shares in Ballarat Goldfields undertaken at that time.

Exchange differences on translation of foreign operations
The Consolidated Entity is a US$ denominated entity, however, its Australian subsidiaries have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The strengthening Australian dollar resulted in a favourable $42.6 million adjustment to net assets and thus comprehensive income. Prior to 2007 the Company’s Australian subsidiaries did not hold significant net assets and the movement in the foreign currency translation reserve was not material.
Net change in fair value of available for sale financial assets
During the year, the Consolidated Entity entered into a strategic alliance agreement with Rex Minerals resulting in the acquisition of 6 million shares at the initial public offering price of $0.21(A$0.25). At reporting date, this investment had increased in value resulting in a favourable unrealised gain reflected in comprehensive income.
Tax Expense
Since 2001, the Company has been subject to a 30% tax in respect of income derived from the Lihir operation. This is the general rate of taxation for resident PNG corporations. In the case of a resource project, like the Lihir operation, mining income derived from the resource project is assessed as if it were the only income of the owner of the resource project holder of the lease and deductions are generally only available for expenditures attributable to the resource project to which the lease relates. The Company has been given approval to prepare its tax returns in US dollars in PNG.
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
Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to deferred tax liability and deferred tax asset accounts at current rates of tax. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised. At the end of 2004 the Company recognized $85 million of net deferred tax assets on the grounds that, based on long-term forecasts for the gold price, the realization of future profits to be regarded as probable. In 2005 a further $3 million net deferred asset was recognized with a decrease of $1.5 million recorded in 2006. Following the close-out of the hedge book and repayment of the gold loan, the Company crystallised a tax loss of $486.4 million, being $368.5 million from the closeout of the hedge book and $117.9 million in relation to the loss on the gold loan.
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

Discussion and analysis of the balance sheet
The Consolidated Entity’s net assets and total shareholders equity increased during the year by $1,349.2 million or 166%.
During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To give effect to this revised gold hedging policy, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the Company’s gold hedging positions. All of the gold hedging positions were closed out in the first half of the year. The Company received cash receipts from the counterparties to the hedge contracts and settled the respective liabilities in gold. Accordingly, the balances of the asset and liability derivative accounts are now recorded at zero.
Proceeds from the capital raising were also used to repay borrowings of $280.1 million during the year.
At December 31, 2007, the Company had a net deferred tax position of $41.3 million (2006: $86.2 million and 2005: $87.7 million) a current period tax benefit of $11.7 million (2006: tax expense of $22.1 million and 2005: tax expense of $5.9 million) included in the income statement and a tax benefit of $95.0 million (2006: $99.8 million and, 2005: $79 million) included in equity. As it is not possible to offset deferred tax assets pertaining to one tax jurisdiction against deferred tax liabilities of another jurisdiction, the Company is required to report separately the net deferred tax asset relating to Papua New Guinea of $92.1 million (2006: $86.2 million and 2005: $87.7 million) and the net deferred tax liability relating to Australia of $(50.8 million) (2006: $0 and 2005: $0). Included in the net deferred tax asset relating to Papua New Guinea is the benefit of recognized tax losses carried forward of $176.4 million (2006: $65.9 million and 2005: $65.6 million). The tax losses relating to Papua New Guinea can be carried forward for a period not exceeding 20 years. Included in the net deferred tax liability relating to Australia is the benefit of recognized tax losses carried forward of $39.3 million (2006: $0 and 2005: $0). The tax losses arising in the Australian jurisdiction can be carried forward indefinitely. Also at December 31, 2007, the Company has unrecognized capital tax losses in Australia of $11.7 million (measured in gross terms, not tax-effect terms). These capital tax losses may be carried forward indefinitely but may only be applied against future capital gains.
In merging with Ballarat Goldfields during the year, a net deferred tax liability of $52.0 million was acquired by the Company. This net deferred tax liability was made up of a gross deferred tax liability relating to mining tenements of $75.1 million and a gross deferred tax asset relating to carried forward tax losses of $23.1 million. This net deferred tax liability has not been accounted for in the income statement but is rather set off against the value of the net assets acquired on the business combination.
In 2007, 2006 and 2005 deferred tax assets have been recognized beyond deferred tax liabilities because the Company considers the realization of the tax benefits through future taxable profits as probable (implying a high level of likelihood).
The recognition of deferred tax assets to the extent of deferred tax liabilities is required under IAS 12, to the extent they relate to income taxes levied by the same taxation authority and the taxable temporary differences are expected to reverse in the same period as the deductible temporary differences.
In merging with Ballarat Goldfields during the year, the Company acquired gross property, plant and equipment assets totalling $332.2 million (inclusive of translation adjustments). In addition to these assets acquired the Company also invested $41.5 million in capital development of the Ballarat operation. Other significant investments in property plant and equipment in 2007 included the further development of the Lihir operation flotation plant expansion. Further details regarding capital expenditure during 2007 can be found in item 4A (ii).
Discussion and analysis of the statement of cash flows
Cash generated from operations increased by $45.9 million in 2007 due to increased sales revenue from higher sales volumes and full exposure to the rising spot gold price following the close out of the hedge book; this was offset in part by increased operating costs and a build-up of stores inventory.
Net cash used in investing activities increased by $24.7 million in 2007 as the Consolidated Entity invested in the development of the Ballarat operation and continued to expand the Lihir operation’s processing facilities. The merger with Ballarat Goldfields increased the Consolidated Entity’s cash by a further $19.6 million.
The major areas of capital expenditure during 2007 included:
•	Ballarat operation infrastructure and development expenditure of $58 million

•	Lihir operation flotation plant of $62 million

•	Lihir operation geothermal power plant of $17 million
These capital expenditures were financed through both operating cash flows and cash raised from financing activities.

The capital raising during the year increased cash from financing activities by $977.4 million (net). This was reduced substantially by the net repayment of debt of $399.2 million. These funds were also applied to costs arising from the closeout of the hedge book.
Significant changes in the state of affairs
Significant changes in the state of affairs of the Consolidated Entity during the financial year included:
1.	On 8 March 2007 and under the Scheme of Arrangement for the merger with Ballarat Goldfields Pty Ltd, the Company issued 112.0m shares with a value of $316.5m to the shareholder of Ballarat Goldfields. The Ballarat Goldfields shareholders received five shares in the Company for every 54 Ballarat Goldfields shares held. On 7 September 2007, the status of Ballarat Goldfields was changed from a no liability company to a proprietary company.

2.	On 17 April, 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors at A$2.80 per share. As a result, 508.3m new shares were issued, resulting in cash proceeds of $989.0m. The proceeds were applied to repayment of the Company’s debt facilities ($85.6m) and gold loan ($333.4m) and close out of the gold hedge book ($368.5m). The surplus proceeds are being used to fund the development of the Ballarat East Project and are available for other general corporate purposes including facilitating the proposed expansion of production at Lihir Island

B. Liquidity and Capital Resources
Liquidity
The Company continues to receive positive cash flows from operations. See “Item 3. Key Information – A. Selected Financial Data”. During 2007, the Company completed a major equity raising of approximately $1 billion and used the proceeds to close out all hedging, the Gold Loan and existing debt facilities. The remainder of the funds raised was put aside to cover the planned capital program for the Ballarat operation and allow for some working capital for the rest of the group.
On February 29, 2008, the Board of Directors approved the MOPU Project on Lihir Island which will lift gold production capacity to approximately 1 million ounces per year from 2011. The upgrade has been the subject of a rigorous 12 month feasibility study which concluded that it would provide a robust return, positioning the Company for increased output, lower cash costs and more reliable and consistent production. At current gold price and costs of production at the Lihir operation, the investment will be funded by cash flows from operations. In any case, the Company is currently in the process of negotiating standby credit facilities with a number of financial institutions for general corporate purposes and to provide additional financial flexibility. In this regard, term sheets are currently being negotiated with several large Australian commercial banks to refine the terms on which the standby credit will be provided. If these terms can be agreed between the Company and the banks, formal documentation will then be drawn up. This is expected to be completed in the second quarter of 2008.
Cash generated from operations increased by $45.9 million in 2007 due to increased sales revenue from higher sales volumes and full exposure to the rising spot gold price following the close out of the hedge book; this was offset in part by increased operating costs and a build-up of stores inventory.
Net cash used in investing activities increased by $24.7 million as the Consolidated Entity invested in the development of the Ballarat operation and continued to expand Lihir operation’s processing facilities. The merger with Ballarat Goldfields increased the Consolidated Entity’s cash by a further $19.6 million.
The capital raising during the year increased cash from financing activities by $977.4 million (net). This was reduced substantially by the net repayment of debt of $399.2 million and net funds applied to the closeout of the hedge book.
While the Company currently believes that it has or will have access to resources sufficient to finance its operations, the adequacy of the Company’s financial resources will depend upon its ability to generate sufficient revenues from gold production, to have continued access to equity capital market funding, and to keep its costs and other expenditures within its current estimates. The Company believes that working capital is sufficient for its present requirements.
As at 31 December 2007 the Company had cash and cash equivalents of $174.2 million and total borrowings and finance facilities of $1 million.
Capital Expenditures
Capital expenditure over the last three financial years has been as follows:
Capital Expenditure 2005 – 2007

(in US$ millions)	2007	2006	2005
Lihir	156.5	185.9	99.5
Ballarat	65.9	—	—
Corporate	0.3	1.8	—

	222.7	187.7	99.5

Capital expenditure in fiscal year 2007 totaled $222.7 million and included the following major items (a) $61.3 million for the ongoing construction of the Lihir operation flotation plant expansion (b) $17.3 million for the expansion of the geothermal power plant at the Lihir operation (c) $5.2 million on drill rigs for dewatering (d) $4.9 million for dewatering pumping equipment (e) $68.1 million for various projects between $0.1 and $4.5 million at the Lihir operation and (f) $65.9 million for continued development at the Ballarat operation .
Capital expenditure in fiscal year 2006 totaled $187.7 million and included the following major items (a) $100.2 million for the ongoing construction of the flotation plant expansion plus an associated $17.0 million for additional mining equipment required as a direct result of this expansion, (b) $27.3 million to complete the 20MW expansion of the geothermal power station, (c) $13.0 million for a range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and de-watering wells, (d) $6.3 million for the purchase of two replacement barges and the rebuild/refurbishment of two existing barges and (e) $4.4 million for the refurbishment of shovels.
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
Expenditures from 2005 to 2007 for the flotation plant were funded from the proceeds of the gold loan transacted in September 2005 (“the Gold Loan”) and from operating cash flows, whilst other capital expenditure for the Lihir operation in 2007 was funded from operating cash flows. Capital expenditure in 2007 on the Ballarat operation was funded principally from the Company’s offering of ordinary shares in April 2007.
For fiscal year 2008, capital expenditure of approximately $328.1 million is projected as at the date of this Annual Report. This estimate includes (a) $82.1 million for continued development at the Ballarat operation, (b) $138 million for the MOPU Project, (c) $108 million for growth and sustaining capital expenditure on Lihir Island. Major items include $7 million for expanding, and $11.2 million for sustaining, the PNOC Wells and Coring Consumables, $7 million for optimization of the 10MW power plant and $8.3 million for continuation of Kapit depressurization. Other projects include continued expenditure for capital projects started in 2007 and various other projects of $5 million or less. The Company expects to fund these commitments from operating cash flows.
However, standby credit facilities are being established with a number of financial institutions for general corporate purposes and to provide additional financial flexibility, should this be required. In this regard, term sheets are currently being negotiated with several large Australian commercial banks to refine the terms on which the standby credit will be provided. If these terms can be agreed between the Company and the banks, formal documentation will then be drawn up. This is expected to be completed in the second quarter of 2008.
The Company’s capital expenditure commitments thus far totaled $9.0 million. The major items of capital commitment at December 31, 2007 are: Geothermal and de-watering well drilling at the Lihir operation ($1.6 million), mess facility Lihir operation ($0.7 million), Kapit village relocation Lihir operation ($0.6 million), other items of expenditure Lihir operation ($4.4 million), and completion of stage 2 processing plant and surface infrastructure project Ballarat operation ($1.7 million).
Financial instruments
Refer to Note 5 and Note 18 of the Financial Statements.
C. Research and Development, Patents and Licenses, etc
The Company undertakes R&D as required and relevant to business operations. The R&D is undertaken in conjunction with the operations of the businesses and is not a significant research and development program.

D. Trend Information
The Company officially commenced production in October 1997 and had produced a total of over 6.3 million ounces of gold by December 31, 2007.
There has been an ongoing program to increase both the reliability of the plant and its throughput capacity. This has seen milled throughput steadily rise from 2.35 million tonnes in 1998 to a project to date record of 4.81 million tonnes in 2007. Following the successful commissioning of the flotation expansion and further incremental improvement projects in 2007, the plant throughput is expected to increase to over 6.4 million tonnes in 2008.
In January 2007, the Company’s Board approved expenditure of a feasibility study aimed at increasing process plant capacity in order for it to consistently produce in excess of 1 million ounces of gold annually. This feasibility study was completed in February 2008 and presented to the Board. See further Item 4B – Recent developments.
Gold production depends on both plant performance and grade. During the 2003 and 2004 years, the grade of feed to the mill reduced from prior years as mining moved from the Minifie deposit and stripping was undertaken from the Lienetz pit. Grades improved in the second half of 2005 as mining moved into the higher grade benches of the Lienetz deposit. In 2007 mining progressed almost entirely from the Lienitz area with grades generally lower than 2006 in line with the mining strategy of extracting higher grade ore preferentially.
In April 2003, the Company commissioned a 6 megawatt electrical generating capacity pilot plant utilising geothermal steam as its energy source. With the success of the 6 megawatt pilot plant, a 30 MW power station was commissioned in June 2005, followed by the commissioning of a further 20 MW in early 2007. This form of energy generation provides both significant cost and environmental benefits. Efforts to find additional suitable geothermal steam sources to further reduce heavy fuel consumption in the generation of power and to meet the power requirements of further expanded process plant are continuing.
The demand for commodities, particularly from emerging economies such as China and India, has significantly heightened worldwide mining activity, thereby placing supply constraints on some materials and spare parts consumed in the operation. The Company accordingly experienced significant increases in such costs. Attention is being given to reducing costs in all areas of the business, particularly through use of geothermal power in the face of rising fuel costs. However, increased production is expected to have a more significant effect in lowering unit costs.
The Company has undertaken an ongoing exploration program, mainly in the Luise Caldera, aimed at defining reserve levels. This activity has been low key, and as such, has not generated enough data to warrant any changes to reserve estimates disclosed in the Reserves Estimates section. Exploration will continue, with updated reserve estimates having been released in 2008 as a result of the inclusion of all the most recent exploration results.
The Ballarat operation is currently in the development and is commissioning the second phase of the plant and ensuring there are sufficient reserves to commence production. Production is due to commence in the second half of 2008 ramping up to full production of 600,000 tonnes of ore per year from 2009. Gold production is expected to be between 150,000 and 200,000 ounces per annum.
E. Off-Balance Sheet arrangements
The Company does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

F. Tabular Disclosure of Contractual Obligations
The profile of the Company’s contractual obligations to external parties as at December 31, 2007, is shown below:

			Later than 1 year	Later than 2 years
			but not later than 2	but not later than 5
	Total	Less than 1 year	years	years	More than 5 years
	$ m	$m	$m	$m	$m
Capital (Finance) Lease Obligations	1.0	0.3	0.4	0.3	—
Operating Lease Obligations	1.9	0.7	0.5	0.7	—
Capital expenditure commitments(i)	9.0	9.0	—	—	—
Purchase obligations (ii)	25.2	25.2	—	—	—
Other Liabilities (iii)	28.7	13.5	—	1.4	13.8
Total	65.8	48.7	0.9	2.4	13.8

(i)	The major items of capital commitment included in Purchase Obligations are: Geothermal and de-watering well drilling Lihir Island ($1.6 million), mess facility Lihir Island ($0.7 million), Kapit village relocation Lihir Island ($0.6 million), other items of expenditure Lihir Island ($4.4 million), completion of stage 2 processing plant and surface infrastructure project Ballarat operation ($1.7 million).

(ii)	Purchase obligations consist of trade creditors of $23.9 million and employee service related liabilities payable of $1.3 million.

(iii)	Other liabilities represents $28.7 consisting of current and non-current provisions on the consolidated balance sheet which represents certain employee, rehabilitation and other provisions.
G. Recently issued IFRS Standards
Certain new accounting standards and IFRIC interpretations have been published that are not madatory for the December 31 2007 reporting period. Further details regarding these standards and IFRIC interpretations can be found in note 3 to the financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors
Following are the directors of the Company (or the “Board”) as at the date of this Annual Report and during 2007:
Dr Ross Garnaut AO BA, PhD
Chairman, Independent Director
Chairman and member of the Board since 1995. Dr Garnaut is Chairman of PNG Sustainable Development Program Ltd, a Director of Ok Tedi Mining Ltd, Chairman of the Board of Trustees of the International Food Policy Research Institute and a Director of the Lowy Institute of International Policy. He was formerly Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 61.
Dr Garnaut is Chairman of the Board’s Remuneration and Nomination Committee and a member of its Audit and Sustainable Development Committees.
Mr Arthur Hood BSc (Hons), F AusIMM, MICE, CEng
Managing Director and Chief Executive Officer
Appointed October 2005. A civil engineer with a 30 year career spanning five years in civil engineering and 25 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini Limited, Director of Kidston Gold Mines Limited, General Manager of Misima Mines Limited and, most recently, Managing Director of Placer Dome Tanzania Limited. Age 54.
Dr Peter Cassidy BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD
Independent Director
Appointed to the Board in January, 2003. Dr Cassidy has over 35 years of experience in the mining industry in Australia, PNG, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002. Dr Cassidy is also a Non-Executive Director of Zinifex Limited, Sino Gold Mining Limited and Energy Developments Limited. He has previously been a Non-Executive Director of AurionGold Limited (2002-2003) and Oxiana Limited (2002-2007). Age 62.
Dr Cassidy is Chairman of the Board’s Safety and Technical Committee and a member of its Remuneration and Nomination Committee.
Mrs Winifred Kamit BA, LLB
Independent Director
Appointed to the Board in October 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councillor of the Institute of National Affairs. She is also a Director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Post Courier Limited and Allied Press Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 55.
Mrs Kamit is Chairperson of the Board’s Sustainable Development Committee and a member of its Remuneration and Nomination Committees.
Mr Geoff Loudon MSc, FAusIMM
Independent Director
Appointed a Director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir Island deposit in joint venture with Kennecott Explorations Australia Limited. He is currently also Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a Director of Port Moresby City Mission Limited. Age 65.
Mr Loudon is a member of the Board’s Safety and Technical and Sustainable Development Committees.

Mr Bruce Brook BCom, BAcc, FCA, MAICD
Independent Director
Appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer until that Company was taken over in mid-2005. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a Non-Executive Director of Snowy Hydro Limited and Boart Longyear Limited. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. He has previously been a Non-Executive Director of Consolidated Minerals Limited (2005 – 2008). Age 52.
Mr Brook is Chairman of the Audit Committee.
Mr Alister Maitland B Com, FAICD, FAIM, SF Fin
Independent Director
Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland was Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd, the Eastern Health Network and Sterling Biofuels International Ltd. He was Chairman of the Board of Directors of Ballarat Goldfields. Age 66.
Mr Maitland is a member of the Audit Committee.
Dr Mike Etheridge PhD, FTSE, FAIG, FAICD
Independent Director
Dr Etheridge is a geologist with over 30 years’ experience in exploration, mining, consulting and research. He has specialised in the structural controls on the localisation of mineral deposits and has been involved with Victorian gold deposits since the mid 1970’s. Until 2004, Mr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration. He is currently a Director of Geoinformatics Exploration Inc, Consolidated Minerals Ltd, Ariana Resources Limited and is Chairman of Van Dieman Mines plc. He was a Non-Executive Director of Ballarat Goldfields. Age 61.
Dr Etheridge is a member of the Safety and Technical Committee.
Management
The table below lists the senior management of the Company as at the date of this Annual Report including the year they joined the organization.

Name	Position with the Company	Year Joined
Arthur Hood	Managing Director	2005
Philip Baker	Chief Financial Officer	2007
Nicholas Currey	General Manager, Sustainable Development	2008
Joseph Dowling	General Manager Corporate Affairs	2005
Murray Eagle	General Manager External Affairs & Sustainable Development	2005
Noel Foley	Executive General Manager	2006
Graham Folland	General Manager Corporate Development	2006
Stuart MacKenzie	Group Secretary and General Counsel	2006
Craig Thomas	General Manager, Ballarat Goldfields Operations	2007
Ron Yung	General Manager Organization Performance	2006
Arthur Hood: See “Directors” above.

Management and personnel during the period of this 2007 report:
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
Murray Eagle: Commenced employment in May 2005 and ceased employment on December 31, 2007. Formerly employed by Klohn Crippen Consultants as manager of their Australian operations (2003-April 2005), and Manager Environment/External Affairs for BHP Billiton (1994-2002). Mr Eagle will continue to provide services to Lihri Gold as a consultant.
Noel Foley: Commenced employment in March 2006. More than 30 years’ experience in the mining industry, most recently 3 years as Mine General Manager at Placer Dome’s Osborne Mine in Queensland. He has extensive experience in PNG including 3 years at OK Tedi during the mine start up and 10 years at the Misima Mine, including the last 3 years as Mine General Manager.
Graham Folland: Commenced employment March 2006. Formerly General Manager, Corporate and Project Development, Placer Dome Asia Pacific. Over 25 years’ experience in metallurgical, project and corporate development roles in the gold mining industry.
Richard Laufmann: Commenced employment in March 2007 and ceased employment on June 8, 2007. Mr Laufmann was Managing Director of Ballarat Goldfields for four years prior to its merger with the Company. He has over 20 years’ experience in the resources sector both in Australia and overseas. Mr Laufmann was formerly an executive with WMC Resources with an operational background in both surface and underground operations.
Stuart MacKenzie: Commenced employment in August 2006. Formerly General Counsel and Company Secretary for Placer Dome Australia Limited. Prior to that, an exploration geologist in North-western Canada and then a solicitor with Blake Dawson Waldron in Sydney and Stikeman Elliott in Vancouver.
Wojciech Ozga: Commenced employment in March 2007 and ceased employment on January 31, 2008. Mr Ozga is a mining engineer with extensive international and domestic operating and project development experience. He most recently served as Director of Operations for Ballarat Goldfields prior to its merger with the Company and, before that, was responsible for the development and construction of Suzdal mine in Kazakhstan. Previously Mr Ozga held various senior management positions with WMC Resources over 14 years.
Ron Yung: Commenced employment in July 2006. Mr Yung has had a 30 year career specializing in people performance development in the mining and resource sector spanning Australia, Japan, South East Asia, Middle East and PNG. Prior to joining the Company, worked as a management consultant for more than 10 years with the last 5 years as a director of a management consulting firm where he specialised in creating the high performance operating culture of greenfield operations as well as undertaking major change management assignments for well established operations.
Nick Currey: Commenced employment in January 2008. Mr Currey has more than 25 years experience in the Australasian mining industry spanning environmental management, safety and community relations. Before joining the Company he was Manager Environment & Community of Klohn Crippen Berger’s Australian operations. Prior to this Mr Currey spent 15 years with the Placer Dome Group where he implemented sustainability management systems and reviews across eight gold operations in Australia and PNG. He is based in the Company’s corporate office in Brisbane.
Craig Thomas: Commenced employment in November 2007 and moved into a key management role from February 2008. Mr Thomas has 20 years experience working in operational, leadership and technical roles in gold and base metal mines in Australia, PNG and Botswana. He was most recently the Mining Manager at the Mupane Gold Mine in Botswana for Iamgold Corporation. Prior to this he held senior roles at Kanowna Belle Gold Mine and Pillara Mine in Western Australia, the Porgera Joint Venture in PNG and Mount Isa Mines in Queensland. Over his career Mr Thomas has successfully led two underground mines through initial development and production start-up. He is based in Ballarat.
No family relationships exist between members of the Board and senior management. There were no other arrangements or understandings (than those outlined above) with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation
Non-Executive Directors’ Remuneration
The remuneration report is set out under the following main headings:
a	Principles used to determine the nature and amount of remuneration

b	Details of remuneration

c	Service agreements

d	Share-based compensation
a. Principles used to determine the nature and amount of remuneration
The Consolidated Entity’s remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced Directors and executives. The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority with the Consolidated Entity, the balance of this mix shifts to a higher proportion of ''at risk’’ rewards.
The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:
•	competitive in structure and quantum with comparator organisations so as to attract, retain and motivate appropriately qualified and experienced executives

•	acceptability to shareholders

•	performance linkage / alignment of executive compensation

•	transparency

•	capital management.
In consultation with external remuneration consultants, the Consolidated Entity has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.
Alignment to shareholders’ interests:
•	has company profit as a core component of plan design

•	focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value

•	attracts and retains high calibre executives.
Alignment to program participants’ interests:
•	rewards capability and experience

•	reflects competitive reward for contribution to growth in shareholder wealth

•	provides a clear structure for earning rewards.
The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive Directors, other executives and Non-Executive Directors. The Corporate Governance Statement provides further information on the role of this committee.
Non-Executive Directors and Chairman
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
The Chairman’s fees are determined independently to the fees of Non-Executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Details of the Board fees payable to Non-executive Directors in respect of the year ended 31 December 2007 are set out below. The Company pays additional fees for membership or chairing of the Board’s committees. No other benefits were paid or are payable to Non-Executive Directors.
Non-Executive Directors and the Chairman do not receive share rights.
Executive Directors
Executive Directors do not receive separate Board fees as part of their remuneration packages.
Directors’ fees
The current base remuneration was last reviewed with effect from January 1, 2007. The Chairman’s remuneration is inclusive of committee fees while other non-executive directors who chair, or are a member of, a committee receive additional yearly fees.
Total annual remuneration paid to all Non-Executive Directors is limited to the aggregate amount of $1,000,000 authorised by the Company’s shareholders at the Annual General Meeting on April 24, 2007.
The following fees have applied:

	2007	2006
	$	$
Dr Ross Garnaut (2)	255,000	210,000
Mr Bruce Brook (2)	107,350	70,000
Dr Peter Cassidy (2)	107,500	70,000
Dr Michael Etheridge (appointed 20 March 2007)	71,735	—
Mrs Winifred Kamit (1)	109,850	70,000
Mr Geoff Loudon (1)	100,000	70,000
Mr Alister Maitland (appointed 20 March 2007) (2)	71,735	—
Mr John O’Reilly (retired 31 December 2006) (2)	—	70,000
For the year ended December 31, 2007, fees have been paid as follows:

		Audit	Remuneration	Safety and	Sustainable	Total
		Committee	and Nomination	Technical	Development	Directors
	Base fees	fees	Committee fees	Committee fees	Committee fees	fees
Dr Ross Garnaut	255,000	—	—	—	—	255,000
Mr Bruce Brook	85,000	20,000	—	2,350	—	107,350
Dr Peter Cassidy	85,000	—	7,500	15,000	—	107,500
Dr Michael Etheridge	66,585	—	—	5,150	—	71,735
Mrs Winifred Kamit	85,000	2,350	7,500	—	15,000	109,850
Mr Geoff Loudon	85,000	—	—	7,500	7,500	100,000
Mr Alister Maitland	66,585	5,150	—	—	—	71,735

Audit Committee — Chairman	Mr Bruce Brook
Remuneration and Nomination Committee — Chairman	Dr Ross Garnaut
Safety and Technical Committee — Chairman	Dr Peter Cassidy
Sustainable Development Committee — Chairperson	Mrs Winifred Kamit

Notes:
(1)	Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission

(2)	Fees are paid to Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge and Mr Maitland in Australian dollars equivalent to the amount reported. Fees were paid to Mr O’Reilly in 2006 in Australian dollars

(3)	The services of Dr Garnaut are provided through Dr Garnaut’s family company, Maccullochella Pty Limited
Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.
There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the Company to any Non-Executive Director.
Executive remuneration
The Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Board, through its Remuneration and Nomination Committee, has oversight of the remuneration policies and terms of employment for all of the Company’s senior executives.
The executive pay and reward framework has three components:
•	base package including superannuation and benefits

•	short-term performance incentives, and

•	long-term incentives through participation in the Lihir Executive Share Plan (the “LESP”).
The combination of these comprises the executive’s total remuneration. The Company has revisited its short-term and long-term performance incentives during the year and is transitioning to a new scheme for 2008. As a consequence of these changes an additional transitional share right grant applies to executives during the year. Further details are provided in section D.
Base package
An executive’s base package is structured as a total employment cost package which may be delivered as a combination of cash and prescribed non-financial benefits at the executive’s discretion.
Executives are offered a competitive base package that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure the base package is set to reflect the market for a comparable role. Base package for executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion.
The Consolidated Entity contributes superannuation on behalf of executives at the minimum prescribed statutory amount.
There are no guaranteed base package increases included in any executive’s contracts.
Benefits
Executives receive benefits including death and total permanent disability insurance, salary continuance insurance and car parking.
Short-term incentives
Short term incentives (“STI”) are awarded upon achievement of individual performance targets based on specific operational and financial criteria developed for each executive based on judgement of relevant key business and improvement drivers for the year set at the beginning of each year. Cash incentives (bonuses) are payable in March the following year after assessment of performance against the criteria. Performance criteria include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria.
Each year, the Remuneration and Nomination Committee considers the appropriate targets and key performance indicators (KPIs) to link the STI plan and the level of payout if targets are met. This includes setting any maximum payout under the STI plan and minimum levels of performance to trigger payment of STI.
The Remuneration and Nomination Committee is responsible for reviewing recommendations from the Managing Director and passing such resolutions as it sees fit on participation of senior executives reporting to the Managing Director in short term incentive schemes.
The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Remuneration and Nomination Committee.

For 2007 the following targets applied:

STI Target Level	Managing Director	Key management personnel

Attainment of Target	50% of Base package (before tax)	35% of Base package (before tax)
Long-term incentives
Long term incentives are awarded in the form of share rights in accordance with the terms of individual employment contracts and the LESP. Further details regarding long-term incentives can be found within section D of this remuneration report — Share-based compensation.
Details of remuneration
Amounts of remuneration
Details of the remuneration of the directors and the key management personnel (as defined in IAS 24 Related Party Disclosures) of the Consolidated Entity are set out in the following table.
The key management personnel of the Consolidated Entity are those executives that report directly to the Managing Director being:
•	Phil Baker - Chief Financial Officer (appointed January 21, 2007)

•	Joe Dowling — General Manager Corporate Affairs

•	Murray Eagle — General Manager External Affairs & Sustainable Development (retired January 16, 2008)

•	Noel Foley — Executive General Manager, Operations

•	Graham Folland — General Manager Corporate Development

•	Stuart MacKenzie — Group Secretary and General Counsel

•	Wojciech Ozga — General Manager, Ballarat Operation (appointed March 8, 2007, retired January 31, 2008)

•	Ron Yung — General Manager Organisation Performance

•	Nick Currey — General Manager Sustainable Development (appointed January 1, 2008)

•	Craig Thomas — General Manager, Ballarat Operation (appointed February 1, 2008)

•	Richard Laufmann — Executive General Manager Australian Operations and Business Development (appointed March 8, 2007, resigned June 8, 2007)

•	Paul Fulton — Chief Financial Officer (resigned February 22, 2007)
The key management personnel of the Company include the directors as set out above in Item 6A and the following executive officers who have authority and responsibility for planning, directing and controlling the activities of the entity:
•	Murray Eagle — General Manager External Affairs & Sustainable Development (retired January 16, 2008)

•	Noel Foley — Executive General Manager, Operations

							Long-	Share-
							term	based
2007	Short-term employee benefits			Post-employment benefits			benefits	payments
			Non				Long
	Cash salary	Cash	monetary				service
Name	and fees	bonus	benefits (7)	Superannuation	Other		leave	Share rights	Total
	$	$	$	$	$		$	$	$
Non-executive directors
Dr Ross Garnaut — Chairman	255,000	—	—	—	—		—	—	255,000
Mr Bruce Brook	107,350	—	—	—	—		—	—	107,350
Dr Peter Cassidy	107,500	—	—	—	—		—	—	107,500
Dr Mike Etheridge(1)	71,735	—	—	—	—		—	—	71,735
Mrs Winifred Kamit	109,850	—	—	—	—		—	—	109,850
Mr Geoff Loudon	100,000	—	—	—	—		—	—	100,000
Mr Alister Maitland(2)	71,735	—	—	—	—		—	—	71,735
Mr John O’Reilly	—	—	—	—	—		—	—	—
Sub-total Non-executive directors	823,170	—	—	—	—		—	—	823,170
Executive directors
Arthur Hood	1,080,589	387,299	9,367	66,748			16,187	1,154,882	2,715,072

Other key management personnel
Phil Baker(3)	278,610	81,732	27,879 (8)	26,862	—		885	103,496	519,464
Joe Dowling	195,473	46,242	11,621	20,829	—		3,109	88,734	366,008
Murray Eagle	200,200	97,615	—	84,000	—		—	36,459	418,274
Noel Foley	245,000	99,619	4,154	84,000	—		—	182,372	615,145
Graham Folland	231,530	79,455	33,888 (9)	27,849	—		2,198	110,395	485,315
Stuart MacKenzie	223,358	62,507	11,126	22,159	—		1,417	83,906	404,473
Wojciech Ozga(4)	172,279	—	—	14,565	357,865	(10)	570	68,266	613,545
Ron Yung	240,825	71,139	9,783	24,541	—		1,601	92,271	440,160
Paul Fulton(5)	46,122	—	—	4,151	—		—	—	50,273
Richard Laufmann(6)	114,020	—	—	48,408	484,602	(11)	—	—	647,030
Total Key management personnel compensation	3,851,176	925,608	107,818	424,112	842,467		25,967	1,920,781	8,097,929

Notes:
(1)	Dr Mike Etheridge commenced as a non-executive director on March 20, 2007

(2)	Mr Alistair Maitland commenced as a non-executive director on March 20, 2007

(3)	Mr Baker commenced employment with the Consolidated Entity on January 21, 2007 (4) Mr Ozga commenced employment with the Consolidated Entity on March 8, 2007

(5)	Mr Fulton ceased employment with the Consolidated Entity on February 23, 2007. Mr Fulton received a termination payment $408,996 in accordance with his employment contract, which was recognised in the previous financial year.

(6)	Mr Laufmann commenced employment with the Consolidated Entity on March 8, 2007 and resigned on June 8, 2007.

(7)	Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits.

(8)	Included in the total non-monetary benefits is a car benefit of $19,866

(9)	Included in the total non-monetary benefits is a car benefit of $25,007

(10)	Includes payment on termination of Ballarat Goldfields employment contract of $357,865

(11)	Includes termination payment of $484,602

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration	At risk -STI	At risk - LTI
	2007	2007	2007
Executive directors of Lihir Gold Limited
Arthur Hood	22%	14%	64%

Other key management personnel of Consolidated Entity
Phil Baker	30%	11%	59%
Joe Dowling	30%	11%	59%
Murray Eagle	30%	11%	59%
Noel Foley	30%	11%	59%
Graham Folland	30%	11%	59%
Richard Laufmann	58%	21%	21%
Stuart MacKenzie	30%	11%	59%
Wojciech Ozga	30%	11%	59%
Ron Yung	30%	11%	59%
Service agreements
Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and the other key management personnel are also formalised in employment contracts. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits and participation, when invited, in the LESP. Other major provisions of the agreements relating to remuneration are set out below.
All contracts with executives may be terminated early by either party with the specified period of notice given in accordance with the individual’s employment contract, subject to termination payments as detailed below.
Arthur Hood, Managing Director
Term of agreement — 5 years commencing October 1, 2005
Base package, inclusive of superannuation of A$1,500,000, to be reviewed annually by the Remuneration and Nomination Committee.
Payment of a termination benefit on termination by the Consolidated Entity, other than for bankruptcy, breach of provisions as set out in employment contract, fraud, vacating office as a director of the Company, serious misconduct or unsound mind, equal to:
The sum of US$925,000 by the relevant multiple, defined as follows:

If employment terminated ...	... the relevant multiple is ...

On or after the first anniversary of the commencement date but before the third anniversary of the commencement date (i.e. in years 2 or 3 of employment)	The number of whole months in the period commencing on the day after the date of termination of employment and ending on the fifth anniversary of the commencement date, divided by 24.
On or after the third anniversary of the commencement date but before the fifth anniversary of the commencement date (i.e. in years 4 or 5 of employment)	1 or, if the date of termination of your employment is after the fourth anniversary of the commencement date, the relevant multiple is a fraction, the numerator of which is the number of whole months in the period commencing the day after the date of termination of employment and the denominator of which is 12.

Phil Baker, Chief Financial Officer
Term of agreement — on-going commencing January 21, 2007.
Base package, inclusive of superannuation of A$425,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Paul Fulton, Chief Financial Officer (from January  ,1 2007 — January 20, 2007)
Agreement terminated on February 23, 2007.
Base package, inclusive of superannuation, for the period ended February 23, 2007 of A$59,487.
Termination payment of $408,996 paid equal to one year’s base package plus an additional 35% of this value.
Joe Dowling, General Manager Corporate Relations
Term of agreement — on-going commencing May 6, 2005.
Base package, inclusive of superannuation of A$262,500.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to six months base package plus an additional 25% of this value.
Murray Eagle, General Manager External Affairs & Sustainable Development
Term of agreement — on-going commencing April 2, 2005.
Base package, inclusive of superannuation of A$340,000.
Payment of a termination benefit on termination by the Company, other than for gross misconduct, equal to the six months base package, plus an additional 35% of this value.
Noel Foley, Executive General Manager
Term of agreement — on-going commencing March 13, 2006.
Base package, inclusive of superannuation of A$405,000.
Payment of a termination benefit on termination by the Company, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Graham Folland, General Manager Corporate Development
Term of agreement — on-going commencing March 1, 2006.
Base package, inclusive of superannuation of A$350,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Stuart MacKenzie, Group Secretary and General Counsel
Term of agreement — on-going commencing August 14, 2006.
Base package, inclusive of superannuation of A$300,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Ron Yung, General Manager Organisation Performance
Term of agreement — 2 years commencing July 1, 2006.
Base package, inclusive of superannuation of A$315,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.

Wojciech Olga, General Manager, Ballarat Operation
Term of agreement — on-going commencing March 8, 2007, retired 31 January 2008.
Base package, inclusive of superannuation of A$315,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Craig Thomas, General Manager, Ballarat Operation
Term of agreement — on-going commencing February 1, 2008.
Base package, inclusive of superannuation of A$315,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Richard Laufmann, General Manager, Ballarat Operation
Term of agreement — commenced March 8, 2007, resigned June 8, 2007.
Base package, inclusive of superannuation, for the period March 8, 2007 to June 8, 2007 of A$138,306.
Termination payment of A$584,140 paid in accordance with the terms of his contract with Ballarat Goldfields.
Share-based compensation
Share Rights
Share rights over shares in the Company are granted under the LESP which was approved by shareholders at the 2006 annual general meeting. The LESP is designed to provide long-term incentives for executives to deliver long-term shareholder returns. Under the plan, participants are granted share rights which only vest if certain performance standards are met and the employees are still employed by the Consolidated Entity at the end of the vesting period. Participation in the plan is at the Board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.
During 2007 there were a number of grants falling into two main grants, the “2007 grant” and the “2007 transitional grant” (see below). In addition, an adjustment was made in 2007 to the share rights held by existing participants who held share rights under the 2006 grant. Those participants were unable to participate in the 3 for 1 Entitlement Offer due to trading restrictions leading up to the capital raising. In recognition of participants in the LESP not being eligible to participate in the Entitlement Offer, the Directors resolved that the number of share rights vested for each Participant be adjusted to take into account each participant’s entitlement to share rights had they been eligible to participate. The share rights are subject to the same three year service period restrictions.
2007 Grant
Under the 2007 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance hurdles under the 2007 grant were set in reference to external measures (the Company’s performance in comparison to external benchmarks) or internal measures (the achievement of strategic and operational goals consistent with the duties and responsibilities of the executive concerned) or a combination of both. The 2007 grant provides that the testing of the performance hurdles or conditions will occur by reference to a date not earlier than twelve months after the effective date of grant of the share rights.
2007 Transitional Grant
The 2007 transitional grant is only available for executives who joined the Consolidated Entity prior to June 30, 2007. Executives who joined the Consolidated Entity between January 1, 2007 and June 30, 2007 will receive a pro-rata calculation. Eligible executives who joined after June 30, 2007 will be invited to participate in the following year’s program and will receive a pro-rata allocation.
As with the 2007 grant, these share rights will give the executive the right to receive potentially up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance hurdles were set in reference to external measures (the Company’s performance in comparison to external benchmarks). The 2007 transition grant provides that the testing of the performance conditions will occur by reference to a date 18 months after the effective date of grant of the share rights (for half the share rights) and 2 1/2 years after the effective date of grant of the share rights (for the other half of the share rights).
Share rights granted under the plan carry no dividend or voting rights until vested.
When exercisable, each share right is a right to acquire an ordinary share in the Company for no consideration. If an executive chooses to not exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlement to acquire those shares.
Details of share rights provided as remuneration to each director of the Company and each of the key management personnel of the Consolidated Entity are set out below:

Name	Number of share rights granted during the year			Number of share rights vested during the year
	2007		2006	2007	2006
Directors of Lihir Gold Limited
Arthur Hood	1,535,255	(1)	362,263	49,208	176,071

			Other key management personnel of the Consolidated Entity
Phil Baker	251,786		—	—	—
Joe Dowling	163,751		35,945	37,220	—
Murray Eagle	217,524		54,225	56,148	—
Noel Foley	246,481		47,926	50,148	—
Graham Folland	207,890		41,080	42,984	—
Paul Fulton	—		—	—	—
Mark Laurie	—		—	—	—
Stuart MacKenzie	181,056		13,734	14,969	—
Wojciech Ozga	165,235		—	—	—
Ron Yung	198,184		18,885	19,307	—

(1)	Subject to approval by shareholders.
The assessed fair value at grant date of share rights was independently determined using a Monte Carlo option pricing model, which incorporates market performance conditions such as shareholder return.
The model inputs for share rights granted during the year ended December 31, 2007 included:
(a)	exercise price: $ nil (2006 — $ nil)

(b)	expected volatility: 42% (2006 - 43%)

(c)	risk-free interest rate: 6.12% (2006 — 6.05%).

(d)	expected life of right (years): 10 years

(e)	weighted average share price at grant date: $3.08 (2006 — $2.07)

(f)	expected dividend yield: 0% (2006 — 0%)
The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the one-year yield-to-maturity of a Commonwealth Government Bond (to match the share right’s vesting date).
Shares provided on exercise of share rights

Details of ordinary shares in the Company purchased as a result of the exercise of share rights are set out below.

Name	Date of exercise of share rights	Number share rights exercised during the year
		2007	2006
Directors of Lihir Gold Limited
Arthur Hood	Sep 2007	49,208	176,071
	Other key management personnel of the Consolidated Entity
Phil Baker		—	—
Joe Dowling	Sep 2007	37,220	—
Murray Eagle	Sep 2007	4,634	—
Noel Foley	Sep 2007	50,148	—
Graham Folland	Sep 2007	42,984	—
Stuart MacKenzie	Sep 2007	14,969	—
Wojeich Ozga		—	—
Ron Yung	Sep 2007	19,307	—

C. Board Practices
Board of Directors
The Board of Directors is accountable to shareholders for the overall performance of the Company and accordingly takes responsibility for monitoring the Company’s business and affairs and setting its strategic direction, establishing policies and overseeing the Company’s financial position. Responsibility for the day-to-day management of the Company is delegated to the Managing Director and senior management.
The Board is responsible for:
•	setting the Company’s values and standards of conduct;

•	safeguarding the reputation of the Company;

•	providing leadership of the Company within a framework of prudent and effective controls which enable risks to be assessed and managed;

•	setting the Company’s direction, strategies and financial objectives;

•	ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;

•	ensuring monitoring of compliance with regulatory and ethical standards; and

•	appointing, terminating and reviewing the performance of the Managing Director.
Certain fundamental powers and functions remain solely with the Board of Directors and are specifically excluded from the scope of duties of management.
In summary, the powers reserved for the Board and for which the Board is responsible and accountable for are:
•	final approval of corporate strategy and performance objectives, and reserves and financial plans;

•	capital management, including capital raisings, and the approval and monitoring of significant capital expenditure;

•	monitoring of financial performance, review and approval of significant financial and other reporting;

•	assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards;

•	evaluating the performance of the senior management team;

•	determining the Company’s risk management policies and reviewing and ratifying its risk management and internal control framework, including insurance, corporate security and prudential limits;

•	determining the Company’s treasury policies, including gold price hedging, foreign currency and interest rate exposure; and

•	the engagement of auditors to review and report to the Board on the Company’s financial results and reporting systems, internal controls and compliance with statutory and regulatory requirements.
In 2007, a revised and updated Delegated Authorities Manual was approved by the Board and implemented throughout the Company. The manual sets out financial limits addressing several of the above areas.
In carrying out its duties, the Board meets formally over one or two days at least six times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board committees, which assist the full Board in examining particular areas of interest. In 2007, the Board met eleven times and held an additional 27 committee meetings. More details of the number of meetings of the Company’s Board of Directors and each Board committee held during the year, together with attendance by Directors at those meetings, is set out in the Directors’ Report.
In accordance with the development of the Company’s corporate governance policies and practices, formal charters are being developed (or reviewed and updated) for the Board and its committees. These will be made available on the Company’s website during 2008.

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
The Company believes that the Board should comprise Directors with a broad range of experience reflecting the character of the Company’s business. The Board must be structured in such a way that it has a proper understanding of, and competency in, the current and emerging issues facing the Company, and can effectively review management’s decisions.
Following the merger with Ballarat Goldfields which resulted in the addition of two Directors from Ballarat Goldfields, the Board is presently comprised of eight Directors. Details of the Directors who held office during the 2007 financial year, including their qualifications and experience, special responsibilities, other Directorships and their term of office as a Director of the Company, are set out in Part A Directors and Senior Management of Item 6 Directors, Senior Management and Employees.
The Company’s constitution requires one-third of the Directors (or the next lowest whole number) to retire by rotation at each Annual General Meeting (AGM). The Directors to retire at each AGM are those who have been longest in office since their last election. Where Directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A Director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring Directors may offer themselves for re-election. At the Annual General Meeting to be held on May 21, 2008, Dr Garnaut, Mrs Kamit and Mr Brook will retire and offer themselves for re-election.
A Director appointed as an additional or casual Director by the Board will hold office until the next AGM when they may be re-elected.
The Managing Director is not subject to retirement by rotation and, along with any Director appointed as an additional or casual Director, is not to be taken into account in determining the number of Directors required to retire by rotation.
Details of the directors at the date of this Annual Report are as follows:

		Year Appointed
Name	Position	As Director	Term Ends
Ross Garnaut	Chairman of Board, Independent Director	1995
	Member of Audit Committee
	Member of Sustainable Development Committee
	Chairman of Remuneration and Nomination Committee

Geoffrey Loudon	Independent Director	1995
	Member of Safety and Technical Committee
	Member of Sustainable Development Committee

Peter Cassidy	Independent Director	2003
	Chairman of Safety and Technical Committee
	Member of Remuneration and Nomination Committee

Winifred Kamit	Independent Director	2004
	Chair of Sustainable Development CommitteeMember
	of Remuneration and Nomination Committee

Arthur Hood	Managing Director	2005	October 1, 2010

Bruce Brook	Independent Director	2005
	Chairman of Audit Committee

Michael Etheridge	Independent Director	2007
	Member of Safety and Technical Committee

Alister Maitland	Independent Director	2007
	Member of the Audit Committee

Board committees
To assist the Board in fulfilling its responsibilities, the Board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are:
•	Audit;

•	Remuneration and Nomination;

•	Sustainable Development Committee (formally Environmental and Lihir Impact Committee); and

•	Safety and Technical.
The chairman of each committee reports on any matters of substance at the next full meeting of the Board. Committees provide recommendations to the Board. Other committees are established on an ad hoc basis from time to time to deal with specific matters.
Audit committee
The Company has had an Audit Committee since 1995. Members of the Audit Committee at the date of this report are:
Mr Bruce Brook — Committee Chairman
Dr Ross Garnaut
Mr Alister Maitland
Mr Maitland was appointed as a member of this committee by the Board in April 2007 following the resignation of Mrs Winifred Kamit from the committee.
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
The function of the Audit Committee is to assist the Board in fulfilling its responsibilities associated with the preparation and independent audit of the Company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function, primarily by:
•	determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements;

•	overseeing the preparation and audit of, and verifying and ensuring the integrity of, the Company’s Financial Statements and reports;

•	the appointment, compensation, retention and oversight of the Company’s external auditor or any other public accounting firm engaged for the purpose of performing audit, review or attestation services for the Company;

•	reviewing and evaluating the independence, qualifications and performance of the external auditor and managing the relationship between the Company and its external auditor;

•	monitoring the adequacy of the Company’s internal financial controls;

•	risk management, and compliance systems and processes;

•	overseeing the retention, tasking and resourcing of the Company’s internal auditors, monitoring their progress and evaluating their performance; and

•	reviewing the financial management of the Company generally and undertaking such other tasks as the Board or the Managing Director may request from time to time.
In fulfilling its responsibilities, the committee has rights of access to management and to auditors (external and internal) without management present and may seek explanations and additional information. The committee may engage any independent advisors in relation to any matter pertaining to the powers, duties and responsibilities of the committee.
The Audit Committee operates in accordance with a charter published in the corporate governance section of the Company’s website. This charter is in the process of being updated.

Auditor Independence and Engagement
The charter adopted by the Audit Committee confirms its direct responsibility for the appointment, compensation, retention and oversight of the Company’s external auditors. In order to ensure the independence and effective engagement of the external auditor, the Audit Committee:
•	requires that no person may play a significant role in managing the audit for more than five out of any seven successive years;

•	must approve all non-audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest;

•	receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Company, and confirming that the auditor has satisfied all professional regulations relating to auditor independence;

•	meets with the external auditor independently of management;

•	reviews the performance of external auditors at least annually and is responsible for recommending to the Board their appointment, reappointment or termination;

•	reviews the scope of the annual audit plan and approves the scope of the audit services to be provided;

•	reviews any engagement fees or terms proposed by the external auditors;

•	reviews and discusses with external auditors or management any significant matters, problems, difficulties or any other major issues regarding financial reporting issues;

•	considers whether the external auditors provision of non-audit services to the Company and any other relationship between the external auditor and the Company (if any) is compatible with maintaining the independence and objectivity of the external auditor and maintaining the quality of the audit services provided; and

•	if applicable, takes appropriate action in response to the external auditors report to satisfy itself of the external auditor’s independence for the purposes of making a recommendation to the Board.
PricewaterhouseCoopers was appointed as external auditor of the Company for the 2007 financial year. Details of the fees and charges for provision of non-audit services by that firm are included in Note 32 to the Financial Statements.
A copy of the auditor’s independent report to members is set out on F-A1 to F-A3 of this Report.
Risk Oversight and Management
The Board, through the Audit Committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The Audit Committee charter defines the committee’s responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function.
In 2007, an Internal Audit Manager was appointed for the Company with responsibility for overseeing the Company’s internal audit function and providing an annual audit plan for the Audit Committee’s consideration and approval. The goal of the audit plan is to perform regular reviews on significant areas of risk within the Company’s operations to ensure that the internal control systems are operating effectively. The internal auditor submits regular reports to senior management, to the Audit Committee and, where appropriate, to the Board.
One of the Internal Audit Manager’s other responsibilities in 2007 was the development and implementation of enterprise risk management, including the introduction of a group wide framework for assessing risks and recording controls, responsibilities and mitigation actions. This work will continue in 2008. Internal control systems and practices are continually being reviewed and updated to ensure compliance with United States Sarbanes-Oxley Act requirements with which the Company must comply.

Management Assurances
The Board receives management reports on a monthly and quarterly basis about the Company’s financial condition and operational results.
In addition, the Managing Director and Chief Financial Officer are periodically required to provide formal statements to the Board that, in all material respects, the Company’s Financial Statements present a true and fair view of the Company’s financial position and operational results and are in accordance with relevant accounting standards and the Companies Act of PNG.
Certification is required under both the Sarbanes-Oxley Act and the ASX Recommendations that the Company’s financial reports are founded on a sound system of risk management and internal control which implements the policies adopted by the Board in relation to financial reporting and material business risks and that the system is operating in all material respects.
Remuneration and Nomination Committee
The Board has had a Remuneration Committee since 1995. The committee’s mandate was widened in 1997 to become a Remuneration and Nomination Committee. Members of the committee at the date of this report are:
Dr Ross Garnaut — Committee Chairman
Dr Peter Cassidy
Mrs Winifred Kamit
Under its charter, the committee is responsible for:
•	reviewing remuneration of Non-Executive Directors, the Managing Director and other senior executives; establishing criteria for membership of the Board and its committees,

•	and processes for the identification of suitable candidates; reviewing membership of the Board and its committees;

•	nominating members of the Board and its committees;

•	formulating policies relating to the retirement of Non-Executive Directors;

•	reviewing management succession planning, human resources and remuneration policies for the Company generally; and

•	ensuring the Company’s obligations in relation to employee benefits and entitlements, including superannuation, are met.
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
The committee charter is reviewed annually and is in the process of being updated as at the date of this report. The committee charter is available on the Company’s website.
Information on Directors’ and executives’ remuneration is set out in the Remuneration Report in this Governance Statement and in notes to the Financial Statements.
Sustainable Development Committee
The Board established the Environmental and Lihir Impact Committee in 1995. In 2007, the committee was renamed the Sustainable Development Committee in recognition of the expanded role of the committee following the Company’s transformation from a single operation to a company with multiple operations. Members of the committee at the date of this report are:
Mrs Winifred Kamit — Committee Chairperson
Dr Ross Garnaut
Mr Geoff Loudon
This committee meets at least quarterly and monitors environmental, social and community issues and impacts of the Company’s operations. The committee is responsible for ensuring that the Company develops, implements and regularly reviews the policies and practices relating to:
•	the interaction between the Company’s activities and the local community, and the ways in which these activities contribute to social and economic development;

•	dealings with the local community in relation to land;

•	maintaining and improving community health; and

•	the impact and associated risks of the Company’s activities on the environment, together with monitoring compliance with the applicable regulatory regime including relevant local and international emission standards and controls.
The committee’s focus is on the quality, effectiveness and transparency of these policies and practices. It also reviews specific issues of significance from time to time. This committee’s charter is being developed although its role, functions and methods of operation are well established. The committee charter will be available on the Company’s website.
Safety and Technical Committee
The Board established this committee in 2005. Members of the Committee at the date of this report are:
Dr Peter Cassidy — Committee Chairman
Mr Geoff Loudon
Dr Michael Etheridge
Dr Etheridge was appointed as a member of this committee by the Board in April 2007 following the resignation of Mr Bruce Brook from the committee. Mr Brook was appointed to the committee at the beginning of 2007 following the retirement of Mr John O’Reilly from the Board of Directors at the end of 2006.
The committee meets at least quarterly and monitors:
•	occupational health and safety standards, policies and issues;

•	technical issues associated with the Company’s exploration, mining and processing activities, with reference to the standards set by the Company and the standards and norms of the industry more generally; and

•	the status of major capital projects approved by the Board.
The committee charter is reviewed annually and is the process of being updated as at the date of this report. The committee charter is available on the Company’s website.

D. Employees
The numbers of employees and contractors at the end of the last three fiscal years are summarized below:

	2007	2006	2005
Lihir Operation
Management	10	12	14
Commercial, human resources, towns and site services, community and environment	455	450	340
Mining operations and mine technical	570	642	414
Plant operations and maintenance	879	455	359
Lihir Services Australia — Brisbane
LSA	53	28
Ballarat Operation
Management	9
Commercial, human resources, towns and site services, community and environment	10
Mining operations and mine technical	83
Plant operations and maintenance	—
Total Company employees	2,069	1,587	1,127
Total contractors (full-time equivalent)	1,893	2,250	1,506
Total	3,962	3,837	2,633
For details of the senior management team, see “Item 6 — A. Directors and Senior Management”.
The merger with Ballarat Goldfields in 2007 has resulted in 102 Ballarat Goldfields employees becoming Company employees. The employees on this site are employed with either an individual employment contract or an Australian Workplace Agreement. These workplace agreements are underpinned by either the Drilling & Exploration Industry AWU Award 1998 or the National Building & Construction Award 2000 or the Australian Workers Union & Construction Maintenance Award 2002, depending on the role being performed. The Australian Workers Union is active in Ballarat.
Lihir operation employee numbers have increased substantially in 2007. The key drivers were an expanded processing capacity following the successful commissioning of the flotation circuit, the implementation of favourable roster amendments to increase labour market competitiveness and an ensuing reduction in vacancies as compared to approved manning levels. Currently there is no active union on site at the Lihir operation. However, the Lihir Mining Allied Workers Union has been re-registered with the PNG Government and may become active.
Lihir Services Australia Pty Ltd in Brisbane increased its numbers to 53 in 2007, this has been necessary to provide support to the Lihir and Ballarat operations. All employees in Brisbane are employed under individual contracts and all negotiations are held directly with the employee concerned. There is no union involvement in Brisbane.

E. Share Ownership
The Company’s directors have disclosed the following interests in shares in the Company:

	Interest held by directors in shares of the Company
Ross Garnaut	101,523	(1)
(Director)

Arthur Hood	353,704
(Managing Director)

Bruce Brook	33,334	(2)
(Director)

Peter Cassidy	44,301	(3)
(Director)

Michael Etheridge	61,728	(4)
(Director)

Geoffrey Loudon	143,840
(Director)

Winifred Kamit	2,667	(5)
(Director)

Alister Maitland	30,864	(6)
(Director)

Notes:

(1)	Held by Maccullochella Pty Limited of which Dr Garnaut is a director and shareholder

(2)	13,334 of which are held by Eagle’s Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund and 20,000 of which are held by Ms G D Brook.

(3)	26,667 of which are held by Cassidy Waters Pty Limited as trustee for the Cassidy Superannuation Fund

(4)	Held by Tectonex Geoconsultants Pty Ltd as trustee for the Etheridge Superannuation Fund

(5)	Held by Kamchild Limited of which Mrs Kamit is a director and shareholder

(6)	Held by the Alister Maitland Superannuation Fund.
The total notified amount of voting securities owned by directors of the Company as a group at the date of this Annual Report was 771,961 (2006: 540, 105) ordinary shares.
No options over shares in the Company are held by directors and officers of the Company.
At the Company’s annual general meeting held in April 2006, the Company’s shareholders approved the establishment of a Lihir Executive Share Plan (“the Plan”) proposed by the Board as a means of attracting motivating and retaining executives and to align the creation of long term value of shareholders in the Company with rewards to senior executives. Non-executive directors are not eligible to participate in the LESP. Please refer to Note 39 in the financial statements for further information.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Following are the persons notified to the Company pursuant to the PNG Securities Act 1997 (the “Securities Act”) as substantial shareholders of the Company as at February 21, 2008. Under the Securities Act, a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in the Company. Changes of greater than 1 % in the relevant interest of a substantial shareholder must also be notified. The definition of “relevant interest” looks not merely to beneficial ownership of a share but extends to and includes: the power to control the exercise of any right to vote attached to a voting share; the power to acquire or dispose of the voting share; and possession of the above powers by virtue of any trust, arrangement, agreement or understanding.

Name of Substantial Shareholder	Relevant interest	Percentage
Fidelity Management & Research LLC and Fidelity International Limited	272,288,439	14.30
Nuveen Investments Inc.	214,819,596	11.87
Merrill Lynch & Co, Inc	146,902,847	11.44
Ausbil Dexia Limited	95,742,786	5.02
Class B shares — Niugini Mining Limited
Niugini Mining Limited (“Niugini Mining”), which is a wholly-owned subsidiary of the Company, holds 161,527,405 Class B shares. These shares carry neither voting rights nor entitlements to dividends. They are not transferable and are redeemable at the Company’s option.
On October 6, 1999, the Company announced its agreement with Niugini Mining, subject to various conditions, to merge by scheme of arrangement under PNG law. The basis of the merger was set out in the notice of special meeting forwarded to shareholders on November 27, 1999. On December 15, 1999, the Company’s shareholders approved the required resolutions to progress the merger. Niugini Mining shareholders also approved the required resolutions in early January 2000 and final approval from the National Court of PNG was obtained on February 1, 2000. The merger was effective on February 2, 2000.
In accordance with the agreement of both sets of shareholders, the total number of shares issued to Niugini Mining shareholders was one Company share for each share in the Company held by Niugini Mining, plus shares in Lihir equal in value to Niugini Mining Limited’s net assets (excluding its investment in the Company). Niugini Mining’s net assets were $54.6 million, which resulted in 59,128,489 million Company shares being issued. With the one for one consideration for Niugini Mining’s holding of 161,527,405 shares in the Company, the total number of shares issued to Niugini Mining shareholders was 220,655,894 shares. As Niugini Mining had no operations, the shares issued to effect the transaction were valued based on the fair value of the net assets acquired and transaction costs of $1.814 million were charged as an expense. The shares in the Company held by Niugini Mining were valued at the share price current on February 2, 2000, the date of acquisition.
As a result of the merger, Niugini Mining became a 100% owned subsidiary of the Company. Niugini Mining continues to hold 161,527,405 ordinary shares in the Company which have been reclassified as “B” class shares.
PNG Government Participation and Mineral Resources Lihir Limited Shareholding
The PNG Government has a policy of obtaining an option to acquire, at cost, equity participation of up to 30% in all mining projects located in PNG. The PNG Government acquired a 30% interest in the joint venture on March 17, 1995, through Mineral Resources Development Corporation (“MRDC”). MRDC is a PNG company wholly owned by the PNG Government. MRDC exchanged its interest in the joint venture for an indirect interest in 30% of the ordinary shares of the Company outstanding immediately prior to the consummation of the global offering. Following the offering, MRDC held a total of 154,338,862 ordinary shares. MRDC subsequently transferred half of these shares to MRL (see below) and sold its remaining interest on the open market and no longer holds shares in the Company.
Mineral Resources Lihir Limited (“MRL”), a subsidiary company of MRDC, was established as a trustee on behalf of the people of Lihir Island under the Lihirian Equity Trust. That trust was documented in a Deed of Settlement dated August 14, 1997, and the original terms of the Deed of Settlement prohibited MRL from selling (or creating any encumbrance over) any shares in the Company. MRL financed its acquisition of shares in the Company using funds borrowed by MRDC from European Investment Bank (“EIB”), which were on-lent by MRDC to MRL.

Since 2005, MRL has sold part of its equity in the Company, initially to meet its repayment commitments under the EIB loan. More recently, further sales were made following MRL obtaining Court orders in November 2006 enabling the terms of the Lihirian Equity Trust to be varied so as to permit MRL to sell some or all of its shares in the Company.
Since early 2003, the Company has made a number of statements and expressed its intention to issue additional shares to MRL where its shareholding was diluted by the Company’s capital raisings for the Lihir operation. For this reason, after MRL’s sell down to fund its loan repayment was complete (but prior to MRL’s most recent sales after the terms of the Lihirian Equity Trust were amended), in accordance with a commitment given under a non-binding heads of agreement dated 28 March 2003 between the State, the Company, MRL and other Llihirian entities and a commitment in the revised IBP, the Company proposed to issue 3,284,449 additional shares (being 0.26% of the Company’s issued capital as at 30 September 2006) to MRL for nil consideration, which has been accounted for in the Company’s accounts as an amount of $5.2 million.
Following receipt of the necessary approvals from the Company’s Board and its various market and corporate regulators (in particular, the ASX and TSX have specific requirements for the issue of new capital), the 3,284,499 shares were issued to MRL on 26 March 2008 through a private placement.
As part of an additional commitment in the revised IBP, the Company has sought to maintain the Lihirian community’s involvement with and interest in the Lihir operation through a proposal that the Company issue a smaller number of additional shares in the future to MRL. Discussions on this proposal are ongoing.
American Depositary Shares
Since 1995, the Company has had in place a Deposit Agreement with the Bank of New York (the “Depositary”), whereby the Depositary issues ADRs evidencing American Depositary Shares (“ADSs”). The ADSs are listed and traded on the NASDAQ stock exchange. The ratio of underlying Deposited Shares represented by each ADS is ten (10) Deposited Shares.
At February 21, 2008 there were 21,304,855 listed ADS representing 213, 408, 550 deposited shares held by 24 registered holders.
United States Resident Shareholders
As at March 27, 2008, there were 65 holders of ordinary shares (February 28, 2007: 56) with declared addresses in the United States holding 567,852ordinary shares (February 28, 2007: 560,290). In addition, there is a more significant number of United States shareholders who hold beneficial ownership in a more significant number of shares through nominee companies located outside the United States.
Share Options
The Company has no unissued shares under option either at December 31, 2007 or at March 31, 2008.
Control
The Company is not directly or indirectly owned or controlled by another corporation, by any government interests or by any other natural or legal person.
There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions
The Company has contracted for the services of Dr Ross Garnaut, following and relating to his re-appointment as Chairman of the Company. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him. Dr Garnaut has also agreed to be bound by its terms which are:
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
The interests of the directors listed above were disclosed to the Board prior to the Company entering into relevant contracts or engaging the services as the case may be. The directors concerned did not take part in discussions on or voting in relation to the Company’s decision to enter into the contracts and the directors are satisfied the contracts were on arm’s length terms. The Board’s Audit Committee has an ongoing responsibility to monitor and review related party transactions and to assess their propriety for recommendation to the Board. A new contract is currently being developed to replace the previous contract.
On June 9, 2006, the Company entered into two management services agreements with Lihir Services Australia Pty Ltd (“LSA”), a wholly owned subsidiary. Under the Management Services Agreement (Australia), the Company engaged LSA to provide or procure the provision of various services to be performed in Australia. See Item 10 “Additional Information – C. Material Contracts”.
C. Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
This information has largely been included in the financial statements section of this Annual Report on Form 20-F at Item 18.
Export sales
Under refining arrangements with AGR Matthey, all of the gold produced by the Company from the Lihir mine is exported to and refined in the State of Western Australia, Australia. On the completion of the refining process, the gold is credited to the Company’s bullion account for ultimate sale. Gold produced from the Ballarat operation is produced and refined within Australia. The following table sets out the total export sales and the percentage of export sales included in sales volume.

			2007	2006	2005
Export sales	$	M	492.3	324.8	238.8
Export volume	oz's		707,339	642,531	592,225
Export volume as % of total sales volume		%	99.8%	100.0%	100.0%
Legal or arbitration proceedings
Refer to Note 34 of “Item 18. Financial Statements”.
Dividend distributions
Lihir declared its maiden dividend of two Australian cents (US$0.016) per ordinary share in April 2003 and paid it in July 2003. No dividend was declared or paid in 2008, 2007, 2006, 2005 or 2004. The Board will continue to consider payment of dividends on an bi-annual basis, having regard primarily to the Company’s earnings, cash flows and investment requirements.
B. Significant Changes
Other than a reserve calculation adjustment, the MOPU Project, the proposed merger with Equigold and the issue of additional equity to Mineral Resources Lihir Limited all as discussed elsewhere in this Annual Report, other than as discussed in note 40 (subsequent events) to our financial statements referenced in Item 18 below, no significant change in the state of the business has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
The Company’s securities consist of ordinary shares, class B and restricted executive shares. The shares have no par value. All issued shares are fully paid. As at March 28, 2008, the Company has issued a total of 1,907,781,743ordinary shares, 161,527,405 class B shares and 584,984 restricted executive shares.
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
The Company is listed on the Australian Securities Exchange Limited (“ASX”) (Market Code: “LGL”), on the NASDAQ National Market (Market Code “LIHR”), the Port Moresby Stock Exchange (Market Code “LGL”), and the Toronto Stock Exchange (“TSX”) (Market Code: “LGG”).
The following tables set forth, for the periods indicated, the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on NASDAQ.

Year	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
	A$	A$	$	$
2003	1.83	1.25	24.17	13.99
2004	1.59	0.90	24.20	12.58
2005	2.35	0.99	37.01	15.30
2006	3.64	1.98	28.37 *	11.46 *
2007	4.42	2.74	40.95	21.70

		Ordinary Shares		American Depositary Shares
	Quarter Ending	High	Low	High	Low
		A$	A$	$	$
2006	March 31	2.67	1.99	37.99	29.11
	June 30	3.60	2.57	56.74	35.02
	September 30	3.17	2.66	49.50	39.45
	December 31	3.24	2.73	25.19*	20.11*

2007	March 31	3.57	2.79	28.60*	21.70*
	June 30	3.25	2.91	27.63	24.50
	September 30	3.94	2.74	36.03	22.29
	December 31	4.42	3.16	40.95	27.20

2008	January 31	3.99	3.00	36.27	29.96
	February 29	4.35	3.38	38.82	30.02
	March 31	4.37	3.59	39.95	31.57
Each ADS represented 20 fully paid ordinary shares until October 2, 2006 and 10 fully paid ordinary shares from October 3, 2006.

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
	A$	A$	$	$
October 2007	4.42	3.89	40.95	35.10
November 2007	4.38	3.72	40.07	33.07
December 2007	3.90	3.16	34.79	27.20
January 2008	3.99	3.00	36.27	29.96
February 2008	4.35	3.38	38.82	30.02
March 2008	4.37	3.59	39.95	31.57

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
This information has not changed and is restated below as set out in Form 20-F Annual Report for the fiscal year ended December 31, 2005.
PNG Companies and Securities Laws
On March 27, 1997, the PNG Parliament passed the Companies Act (“the Companies Act”) which, subject to six-month transitional provisions, replaced the Companies Act (Chapter 146) that had applied in PNG since 1964. The Companies Act commenced operation on March 2, 1998. At the Annual General Meeting of the Company held on April 28, 1998, shareholders approved registration of the Company under the Companies Act and the Company was registered with effect from May 15, 1998. The Companies Act is based on the New Zealand Companies Act 1993 and introduced significant changes to shareholders’ rights and duties and to the duties, liabilities and obligations of directors.
Under the Companies Act, the business affairs of any company incorporated in PNG (including the Company) are managed by, or under the direction or supervision of, the board of directors of the company. The board of this Company has all the powers necessary for managing, and for directing and supervising the management of, the business and affairs of the Company. This is nonetheless subject to limitations contained in the Companies Act itself and any modifications, exceptions or limitations contained in the Company’s constitution.
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

(ii)	took advantage of specific provisions of the new Act which allow the Company to take a course of action (for example, to buy back the company’s shares, to indemnify directors or to pay for D&O liability insurance) if expressly permitted to do so by its constitution.
The following is a summary of the main points of the Company’s constitution. References to clauses refer to clauses in the constitution.
•	The Company is incorporated and registered in PNG (Number C1-23423) and is a registered foreign company in Australia (ARBN 069 803 998). Under section 17 of the Companies Act, a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and in respect of these purposes, it has full rights, powers and privileges. Therefore it is not necessary to list the objects and purposes of the Company in its constitution.

•	In accordance with clause 17, a director may vote on a proposal, arrangement or contract in which he is materially interested provided that he has complied with the Companies Act, the Official Listing Rules of the ASX and provided the board does not otherwise determine.

•	The constitution contains provisions for the remuneration of directors (including reimbursement of expenses), the indemnification of directors in respect of certain liability or for costs incurred in defending or settling any claim or proceedings relating to such liability, and for effecting insurance for directors to the extent permitted under the Act. These are general powers of the Company which may in the normal course be exercised by a resolution of the Board. An interested director who has declared his or her interest would be entitled to vote on any such resolution unless the board has determined that the director should not exercise any power in relation to the matter. The interested director is not entitled to vote on a resolution to make that preliminary determination.

•	There are no specific provisions relating to borrowing powers in the constitution. Clause 20.1 provides that the Board has all necessary power for managing, and for directing and supervising the management of, the business and affairs of the Company to the exclusion of the Shareholders and in accordance with clause 21.9 every resolution of the board is decided by a majority of votes. Therefore, the borrowing by the Company is determined by a majority decision of the Board.

•	An exercise of the borrowing power may in certain circumstances be subject to the provisions of the Companies Act (section 110) requiring shareholder approval for major transactions.

•	There are no provisions for retirement or non-retirement of directors under an age limit in the constitution.

•	Clause 15.5 provides that a director of the Company need not be a shareholder.

•	Clause 10A.2(b) provides that Class B shares have no entitlement to dividends.

•	Clause 24.1 provides that the Board may declare distributions to the shareholders (other than Class B shareholders) including declaring the property to constitute the distribution and the time of the distribution. Shareholder approval is not required for a distribution. Clause 24.3 provides that where the Board has declared a dividend the obligation of the Company to make the distribution only arises when the Board fixes the time for distribution and that time has arrived.

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
Lihir management
On June 9, 2006, the Company entered into two management services agreements with Lihir Services Australia Pty Limited (“LSA”), a wholly owned subsidiary. Under the Management Services Agreement (Australia), the Company engaged LSA to provide or procure the provision of various services to be performed in Australia. Those services include representing the Company and liaising with Stock Exchanges, sourcing goods and services, assisting with the recruitment of personnel, and preparing tax returns for the Company and controlled entities outside PNG. Under the Management Services Agreement (PNG), the Company engaged LSA to provide or procure the provision of various services to be performed in PNG. Those services include representing the Company and liaising with Stock Exchanges, and providing the services of persons to fill senior executive positions. LSA charges the Company a management fee for providing those services under the two agreements.
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
The Company has received advice from its PNG external legal counsel, Blake Dawson, and considered a number of factors including terms of the Special Mining Lease and its Exploration Licenses, and the provisions of the relevant legislation. The Company is of the view that, even if the Special Mining Lease or Exploration License were determined to result in an unjust deprivation of property, the landowner’s recourse would be an action for compensation against the PNG Government, and that the validity or legality of the grant of the Special Mining Lease or Exploration License could not be successfully challenged for this reason.
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

Related Agreements with PNG Government
Exploration License. The Exploration License, (EL485) which gives the Company the exclusive right to explore for gold and other minerals over the rest of Lihir Island, including Luise Harbour, has been renewed on eight occasions since its original issue in 1983, the most recent extension being made from September 14, 2006 and expiring on September 13, 2008. However, consistent with the comments above regarding the uncertainty of the implementation of the provisions of the Mineral Resources Authority Act, no applications for renewal of exploration tenements made after January 1, 2006 have been processed. EL 485 was due to expire on September 14, 2006, and an application to renew the exploration licence was made in April 2006. However, this application has not been processed. In the meantime, the provisions of the Mining Act provide that an exploration licence that is subject to a renewal application continues in force until the determination of the application. EL 485 therefore continues to be valid until such time as the application for renewal is determined by the Mining Advisory Council and the Minister.
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
The Mining Development Contract may only be terminated by the PNG Government if the Special Mining Lease expires and is not renewed, or the Company surrenders the Special Mining Lease (other than for the renewal or extension thereof or for the issuance of a new Special Mining Lease), or the Company abandons the Lihir mine, or if the Company materially defaults in the performance of its significant obligations under the Mining Development Contract. The Company’s obligations include:
•	to construct the mine and operate in accordance with the approved proposal for development (including the environmental plan);

•	not to incur debt in violation of certain coverage tests;

•	to convert its foreign currency revenues into Kina, subject to certain exceptions;

•	not to keep gold in inventory for a period greater than three months without placing in its Kina bank account an amount equivalent to the cash value of such gold;

•	to comply with PNG Government notices forbidding certain sales of gold;

•	to comply with its various obligations to hire PNG employees or suppliers or contractors;

•	not to suspend its operations other than as permitted by the Mining Development Contract; and

•	to comply in all material respects with the environment plan (see Item 4. “Information on the Company — D. Property, Plant and Equipment — Environmental Considerations — Environmental Plan”).
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

Local Community Agreements
On November 9, 2005, the Company entered into a non binding agreement with the Lihirian community, represented by the Nimamar Rural Local Level Government and the Lihir Mining Area Landowners Association, together with the State of PNG and the New Ireland Provincial Government known as the Lihir Sustainable Development Plan or LSDP. This agreement encapsulated the then status of negotiations towards the Revised IBP Agreement so that the parties to the revised IBP could concentrate on defining the resources, projects and programs associated with various Chapters. Importantly, the LSDP documented a commitment to annual funding of PGK 20 million (approximately $6.2 million) for each of the next five years, plus an additional one-off investment of PGK 7 million in an income generating businesses on behalf of the landowners from the Special Mining Lease.
See “Item 4. Information on the Company — B. Business Overview — Community Affairs”.
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
In or around November 2005, MRL decided to sell a greater proportion of its shareholding, sufficient to enable MRDC to repay its entire indebtedness to the EIB rather than to merely service the loan. As a result of this decision and of the revised arrangements for payment of the 2004 installment by MRL to the EIB, an Amended and Restated Lihirian Equity Settlement Agreement was entered into between the same parties (save that the Company was a party directly rather than LMC for and on its behalf) on January 27, 2006. See “Item 7 — Major Shareholders and Related Party Transactions A. Major Shareholder — PNG Government Participation and Mineral Resources Lihir Limited shareholding.
Ballarat Goldfields Merger
Merger Implementation Agreement. On October 17, 2006, the Company and its wholly owned subsidiary Lihir Australia Holdings Pty Ltd (“LAH”) entered into a Merger Implementation Agreement (“MIA”) with Ballarat Goldfields Pty Ltd (“Ballarat Goldfields”) under which Ballarat Goldfields agreed to merge with LAH by way of a scheme of arrangement. Implementation of the merger was conditional on the satisfaction of a number of conditions precedent. The principal conditions precedent to the implementation of the Scheme included obtaining approvals from applicable regulatory bodies such as the Foreign Investment Review Board, the Australian Securities and Investments Commission and the ASX, obtaining exchange control approval from the Bank of Papua New Guinea, obtaining Ballarat Goldfields shareholder approval of the Scheme at the scheme meeting by the requisite majorities under the Corporations Act and obtaining Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act.
Share Subscription Agreement. On October 17, 2006, Ballarat Goldfields and LAH entered into the Share Subscription Agreement under which LAH subscribed for 149 million fully paid Ballarat Goldfields Shares at A$0.28 per share for total consideration of A$41.72 million. Those shares were issued to LAH, and cash received by Ballarat Goldfields, on October 20, 2006. The shares issued to LAH represented approximately 11% of the total issued share capital of Ballarat Goldfields. Under the terms of the Shares Subscription Agreement, Ballarat Goldfields agreed to use the A$41.72 million solely for the purpose of developing the Ballarat Goldfields East Project.
Deed Poll. On December 12, 2006, the Company executed a Deed Poll in favour to each person registered as a holder of fully paid ordinary shares in Ballarat Goldfields as at the record date. Pursuant to the Deed Poll, in consideration for the transfer to LAH of each Ballarat Goldfields share held by the shareholders of Ballarat Goldfields, the Company agreed, subject to the Scheme becoming effective, to provide to each shareholder of Ballarat Goldfields 5 shares in the Company to be allotted and issued for each parcel of 54 Ballarat Goldfields shares.
Completion. On March 8, 2007, LAH completed the acquisition of all the shares of Ballarat Goldfields through the scheme of arrangement which was approved by Ballarat Goldfield’s shareholders and the Supreme Court of Victoria. New Resources Pty Ltd, Berringa Resources Pty Ltd, Ballarat West Goldfields Pty Ltd and Corpique (No. 21) Pty Ltd are wholly-owned subsidiaries of Ballarat Goldfields. These entities were incorporated and are registered in Australia.

Proposed Equigold NL Merger
Merger Implementation Agreement. On March 20, 2008, the Company and its wholly owned subsidiary Lihir Australia Holdings Pty Ltd (“LAH”) entered into a Merger Implementation Agreement (“MIA”) with Equigold NL (“Equigold”) under which Equigold agrees to merge with LAH by way of a scheme of arrangement. Implementation of the merger is conditional on the satisfaction of a number of conditions precedent. The principal conditions precedent to the implementation of the Scheme include:
•	obtaining approvals from applicable regulatory bodies such as the Foreign Investment Review Board, the Australian Securities and Investments Commission, the ASX, POMSoX, NASDAQ, SEC, PNGSC and the TSX as appropriate;

•	obtaining exchange control approval from the Bank of Papua New Guinea;

•	if required under decree 96-634 of August 9, 1996 determining the terms of application of Law 95-553 of July 18, 1995 being the Mining Code of the Republic of the Ivory Coast, obtaining the authorisation of the Administration des Mines to implement the Scheme;

•	obtaining Equigold shareholder approval of the Scheme at the scheme meeting by the requisite majorities under the Corporations Act; and

•	obtaining Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act.
Annexed to the MIA are two primary documents which will, if the above conditions are satisfied, be executed by the Company, LAH and Equigold, namely:
•	A Deed Poll in favour of each person registered as a holder of fully paid ordinary shares in Equigold as at the record date. Pursuant to the Deed Poll, in consideration for the transfer to LAH of each Equigold share held by the shareholders of Equigold, the Company agrees, subject to the Scheme becoming effective, to provide to each shareholder of Equigold 33 shares in the Company to be allotted and issued for each parcel of 25 Equigold shares; and

•	A Scheme of Arrangement whereby Equigold agrees to the transfer of its shares to the Company’s wholly owned subsidiary so that each shareholder of Equigold receives 33 shares in the Company for each parcel of 25 Equigold shares.
Integrated Benefits Package
A comprehensive set of benefits and compensation arrangements was agreed between LGL and the people of Lihir (the “Integrated Benefits Package”) in 1995. In April 2007, LGL and representatives of the Lihirian community entered into an addendum to the original Integrated Benefits Package, known as the “Revised Integrated Benefits Package Agreement” or “Lihir Sustainable Development Program”. Under the Revised Integrated Benefits Package Agreement, LGL commenced implementation of a new five-year Integrated Benefits Package for the Lihirian community focusing on community development, infrastructure and support, compensation and relocation of families from the area impacted by mining. Other aspects of the agreement deal with the Lihirian involvement in mine-related business opportunities, funding of Lihirian investment in a “sustainable income growing business” and the maintenance of a base equity interest in LGL by Mineral Resources Lihir Limited, a trustee of behalf of the landowners of Lihir Island under the Lihirian Equity Trust.
Revised Integrated Benefits Package
In 2006 the Company commenced implementation of a new 100 million Kina (US$33 million), five-year IBP for the Lihirian community (referred to as the “Revised IBP”). As well as continuing the features of the Original IBP, the Revised IBP facilitates health, education and community development programs on Lihir Island, with the benefits distributed island-wide. The Revised IBP agreement, also referred to as the Lihir Sustainable Development Plan or LSDP, was signed in May 2007. The parties to the agreement acknowledge the Revised IBP agreement is a starting point and that it signifies a commitment to a process to develop a series of programmes, each of which still requires detailed planning to attain the development objectives.
Lihir Operation Blasting Services Contracts
On January 2, 2008 the Company signed two new contracts for the supply of blasting services and related products for the Lihir operation for a minimum period of 5 years as follows:
(a) a contract with dnx Australia Ltd for the supply of products out of Australia; and
(b) a contract with dnx PNG Ltd for the supply of services at the Lihir operation.
Both dnx Australia Ltd and dnx PNG Ltd are wholly owned by Dyno Nobel Asia Pacific Ltd who has provided the Company with a parent company guarantee for the obligations of its subsidiaries under the above contracts.
The first mentioned contract above is based on a schedule of rates for the provision of explosives products out of Australia (including ammonium nitrate, blasting cord and detonators) and delivery to the Lihir operation. The second contract with the PNG company entity is for the supply of in-pit blasting services including charging, stemming and detonating blasting holes for mining purposes.

Ballarat Goldfields Process Plant Construction Contracts
Spinifex Projects Pty Ltd — Contract P-3 Processing Plant Construction
Spinifex Projects Pty Ltd (“Spinifex”) were engaged in early 2005 for two phases of work, namely to plan, design, construct and commission the ore processing plant and then operate the processing plant for an initial period of time. This contract P-3 relates to the initial phase of Spinifex’s engagement relating to the design, engineering, construction and commissioning of the processing plant.
Gekko Systems Pty Ltd — Stage 2 Leaching Plant Construction
The Company entered into this agreement on March 26, 2007 in order to expand its ore processing facilities through the addition of a leaching circuit. Gekko Systems Pty Ltd (“Gekko”) has been engaged to plan, design, supply, construct and commission a leaching plant to allow the processing of sulphide gold concentrates at the Ballarat Goldfields operation.
Ballarat Goldfields Mining Contract — Pybar Mining Services Pty Ltd
On June 30, 2005, Ballarat Goldfields engaged Pybar Mining Services Pty Ltd (“Pybar”) to carry out mining and mine development services at the Company’s Ballarat operation for a period of three years. Under this contract, Pybar provide the necessary equipment, personnel and management of resources for the development of the underground mine at the Ballarat operation.
At the conclusion of this contract in June 2008, Ballarat Goldfields has a number of options available to it regarding the future development and mining of the Ballarat operation.
Lihir Operation Geothermal Coring Contract — Washingtons Drilling (International) Limited
In order to continue its exploration for steam reserves to assist in its geothermal power program, the Company engaged Washingtons Drilling (International) Limited, a New Zealand company, to drill a number of exploration wells on Lihir Island using a contractor supplied drill rig. The drilling programme contemplated under this contract runs for approximately 2 years and charges to the Company are based on a schedule of rates.

Financing Agreements
In September 2005, the Company entered into a syndicated facilities agreement with a syndicate of 12 financiers arranged by ABN AMRO Bank N.V. (Australia Branch) and consisting of ABN AMRO Bank N.V. (Australia), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, Singapore Branch, BNP Paribas, Singapore Branch, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Hong Kong Branch, Société Générale, Australia Branch, WestLB AG, Sydney Branch and Westpac Banking Corporation. Under the Syndicated Facility Agreement, the financiers made available to the Company:
•	a Gold Facility of up to 480,000 ounces of gold; and

•	a revolving credit facility of $50 million (“RCF”).
The Gold Facility was established for the following purposes:
•	To repay the original Syndicated Facility agreement;

•	To assist in funding the expansion of the Company’s gold production by approximately 140,000 ounces per year on average through the addition of a 3 million ton per annum flotation processing facility; and

•	To finance a restructuring of the Company’s hedge book.
Commencing in April 2007, the Company raised $989 million in equity and used part of the proceeds to fully repay the Gold Loan and the revolving credit facility. The Gold Loan was fully repaid and the facility cancelled on June 8, 2007 and the revolving credit facility was fully repaid and facility cancelled on May 29, 2007.
Security Trust Deed in connection with the Syndicated Facilities Agreement
Under a Security Trust Deed dated November 22, 2000 as amended and restated by an Amending Deed (“Security Trust Deed”) dated September 13, 2005, ABN AMRO Australia Limited (“Security Trustee”) held certain mortgages and charges granted by the Company (“Security”) in trust for defined beneficiaries which included the syndicate of financiers in the Syndicated Facility Agreement, the hedge counterparties under the hedge contracts entered into by the Company, and the political risk insurer to the extent of any payment made by it under the political risk insurance policy.
The Security was held to secure moneys owing by the Company under nominated finance documents which included the Syndicated Facility Agreement and hedge contracts with certain hedge counterparties. In general terms, the Security Trustee was required to act in accordance with instructions of a majority of the financiers under the Syndicated Facility Agreement.
Upon repayment and cancellation of the Gold Loan and revolver credit facility in May and June 2007 respectively, a Deed of Release of Security was signed releasing all security held for Syndicated Facility Agreement.
Ballarat Goldfields Facility Agreement
In addition, in connection with the merger between the Company and Ballarat Goldfields, LAH entered into a 364 day Ballarat Goldfields Facility agreement dated October 17, 2006 with Australia and New Zealand Banking Group Limited (“ANZ”) as lender. The facility had a maturity date of 364 days from execution of the agreement; the bank had secured a charge over the investment in Ballarat Goldfields.
The facility was split into two tranches specifically for the following approved purposes:
Tranche A) A$45 million to finance the acquisition of Ballarat Goldfields shares under the Private Placement pursuant to the Share Subscription agreement (note 15) including associated transaction costs, interest and fees in relation to the facility and any transaction costs associated with the merger;
Tranche B) an amount of A$5 million to be made available to cover expenses following successful completion of the merger.
A separate Parent Representation and Undertaking Agreement were executed between the Company and the bank on October 17 2006. This agreement required the Company to advise the bank within six months in respect of plans for repayment.
On 30 April 2007, the Ballarat Goldfields facility was fully repaid and the facility cancelled.

Security Agreements — ANZ Facility Agreement
Under the terms of a parent deposit agreement entered into by the Company on October 19, 2006, the Company had pledged 50% of all deposits paid into the distribution account referred to under the heading “Syndicated Facilities Agreement — Term and Conditions — Distributions to Subordinated Lenders and Shareholders” above in favour of ANZ as security for the borrowings by LAH under the ANZ Facility Agreement.
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
On 23 July 2007, a Deed of Release of Security was signed releasing all security associated with the Ballarat Goldfields Facility.

D. Exchange Controls
Since achieving self-government in 1973 and independence in 1975, PNG has maintained a consistent policy of welcoming direct foreign investment in most activities and foreign investment in the mining sector in particular. The PNG Investment Promotion Act of 1992 assures investors that they will have the right to remit after-tax profits, and to make external debt-service and supplier payments, and that there will be no expropriation without adequate compensation.
The PNG Central Banking (Foreign Exchange and Gold) Regulations generally require that PNG residents (including the Company), obtain approval from the Bank of PNG, which is the PNG Government Central Bank for the inflow and outflow of currency and gold to and from PNG. Some exemptions came into effect on June 1, 2005, but it remains the position that for a PNG company to hold foreign currency, it must have in place relevant approvals from the Bank of PNG. The Company holds such approvals, including a gold export licence. As is ordinarily the case with large mining and petroleum projects in PNG, under the Mining Development Contract, the PNG Government has agreed to ensure that the Bank of PNG will grant to the Company permission to retain certain of its funds in other currencies in, and to convert and transfer its Kina funds into, offshore accounts. The Company is currently permitted to retain, in the offshore accounts, proceeds from the sale of mining products, and the proceeds of bank loans and insurance policies in an aggregate amount, sufficient to pay three months anticipated loan servicing obligations, payments for goods and services to persons resident outside of PNG, dividends to non-PNG shareholders, and payments for certain approved reductions in share capital. To the extent the foregoing permissions are insufficient for such purposes, the Company would require the prior approval of the Bank of PNG in particular, for agreements involving offshore debt or equity.
The Kina is subject to exchange controls. There is a limited and inefficient market for the Kina, and no assurance can be given that the Company will be able to convert any Kina funds it has into other currencies, at rates comparable to those at which funds were initially remitted to PNG, or at all.
Consent of the Bank of PNG is required for the export of gold from PNG. The Company holds a gold export licence issued by the Bank of PNG which sets out the procedures and reporting requirements for the sale and export of gold.
Foreign workers, including those employed by the Company, if they are resident in PNG, will be subject to exchange control administered by the PNG commercial banks on behalf of the Bank of PNG. A taxation clearance certificate is generally required where cumulative remittances of foreign currency exceed PGK 200,000 in a calendar year. Formal exchange control approval is generally required for the purposes of buying securities listed on a stock exchange outside PNG. A person requires such approval to be able to purchase the Company’s ordinary shares, or ADS, on any exchanges outside PNG, on which they are listed for quotation.
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
For completeness, it is noted that no reciprocal tax treaty has been entered into between the United States and PNG.
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
PNG Taxation
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
Dividends paid by the Company after January 1, 2001, including those paid to residents of PNG, will be subject to 10% dividend withholding tax. Dividends paid to superannuation funds (whether resident or non-resident) are exempt from the withholding tax.
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
Refer to Note 5, Note 18 and Note 25 of “Item 18. Financial Statements”.
B. Qualitative Information about Market Risk
Market risks relating to the Company’s operations result primarily from changes in the market price for gold, foreign currencies and interest rates. The Company does not use derivative securities or other financial instruments for trading purposes, and is not party to any leveraged derivatives.
To reduce the risk related to the decrease in the market price of gold, the Company has in the past entered into hedging transactions, which included put options, spot deferred and forward sales covering a portion of its gold production and fixed future prices. During 2007 the Company adopted an unhedged policy for its exposure to the market price of gold and closed out all existing hedging arrangements including the Gold Loan.
All gold production is now being sold at market prices prevailing at the time of the gold sales.
The Company predominantly has exposures to U.S Dollars, Australian Dollars and PNG Kina. All foreign currency exposures are currently unhedged but the Company may in future hedge certain exposures where they are readily identified and quantified, and considered to be large enough to require hedging.
The Company repaid all loans during 2007 reducing exposure to the market price for interest rates on borrowings. The Company has surplus cash held in various currencies to meet commitments as they fall due which are exposed to changes in the market price of interest rates.
For further information refer to Note 5, Note 18 and Note 25 of “Item 18. Financial Statements”.

Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and use of Proceeds
None.

Item 15. Controls and Procedures
A. Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2007. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management has excluded Ballarat Goldfields Pty Ltd from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2007. Ballarat Goldfields Pty Ltd is a wholly-owned subsidiary whose total assets and total revenues represent 15 percent and 0.2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.
C. Attestation Report of the registered public accounting firm
Refer to page F-A1 to F-A3.
D. Changes in internal control over financial reporting
There have been no changes in the Company’s internal controls over financial reporting that have occurred since January 1, 2007, which have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.
There have been continuous improvements to the Company’s internal controls over financial reporting that have occurred since January 1, 2007. These improvements include the establishment of permanent resources within the Company. The other main changes include:
An investment in improving the reconciliation and monitoring controls surrounding balance sheet accounts. This involved the implementation of more rigorous account reconciliation and aging review, monitoring, and approval process as part of the month end reporting process. We have also invested in the recruitment of additional resources to the financial control functions in both the corporate office and at the Lihir Site.
A risk and assurance department was established during the year. This conducts an entity level risk assessment and uses this to determine and execute a continuous internal audit plan, with all results being communicated to our audit committee and our independent auditor. The risk and assurance department is also focused upon the entity level risk assessment, control design, deficiency identification and remediation, detailed review and re-documentation of all of our internal control processes and implementation of significant internal control design changes to ensure that all internal control objectives are met.
We engaged professional advisors to draft and maintain a written, comprehensive set of accounting policies ensuring compliance with IFRS as issued by the IASB, and detailed associated procedures for the Lihir island operation. These policies and procedures have been fully implemented.

Item 16A. Audit Committee Financial Expert
The Company’s board determined that it has an audit committee financial expert serving on its audit committee with the appointment of Mr Bruce Brook as a non-executive director and audit committee chairman on December 4, 2005. Mr Brook is independent as that term is defined by Nasdaq Marketplace Rules 4200 and 4350.
Although the board has determined that Mr Brook has the requisite attributes defined under the rules of the U.S. Securities and Exchange Commission (“SEC”), his responsibilities are the same as those of the other audit committee members. He is not acting as an auditor or an accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for assisting the board in fulfilling its responsibilities associated with the preparation and independent audit of the Company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function. The audit committee relies on the information provided by management and the internal and external auditors. The audit committee does not have the duty to plan or conduct audits to determine that the Company’s financial statements and disclosures are complete and accurate. These are the responsibility of management and the internal and external auditors.
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
A copy of the Code of Conduct adopted by the Company is available to any person free of charge upon written request. Requests should be directed to Mr Stuart MacKenzie, Group Secretary and General Counsel, Lihir Services Australia Pty Ltd, GPO Box 905, Brisbane QLD 4001, Australia. Fax: +61 7 3318 9203.

Item 16C. Principal Accountant Fees and Services
The Company, at its annual general meeting of shareholders held on April 26, 2005, appointed the current auditors, PricewaterhouseCoopers, as independent auditors of the Company for the fiscal year ended December 31, 2005 as required by the PNG Companies Act, 1997. At its annual general meeting held on April 24, 2006, shareholders re-appointed PricewaterhouseCoopers as the Company’s auditors for the fiscal year ended December 31, 2007. Under its charter, the audit committee of the Company’s board of directors is required to:
(a)	review the performance of the external auditors at least annually and be responsible for recommending to the Board their appointment, re-appointment or termination;

(b)	review the scope of the annual audit program, or audit plan and approve the scope of the audit services to be provided;

(c)	review any engagement fees or terms proposed by the external auditors;

(d)	consider whether the external auditor’s provision of non-audit services to the Company and any other relationship between the external auditor and the Company (if any) is compatible with maintaining the independence and objectivity of the external auditor and maintaining the quality of the audit services provided; and

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
The following lists the services which PricewaterhouseCoopers has provided to the Company and its subsidiaries.

	2007 Fees	2006 Fees	2005 Fees
Services provided	$000	$000	$000
Audit fees	685	455	354
Audit-related fees	642	112	111
Tax fees	54	79	129
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

Item 16D. Exceptions from Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by Issuer and Affiliates
Not applicable.

PART III
Item 17. Financial Statements
Not applicable
Item 18. Financial Statements
See pages F-A1 through F-67 included herein.

Glossary of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors. The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation” or “CCD”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	In reserve estimation, the lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculant”	An additive introduced to promote aggregation in a solution.

“Flotation”	The process of concentrating ground mineral particles by attaching them to air bubbles in a slurry using chemical reagents and recovering the mineralized froth generated by aeration

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapors emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure – an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a reserve for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000 — 2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulfide

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore

“Stripping”	The process of removing overburden or waste to expose ore

“Stripping ratio”	In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste : tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

“Underground Mine”	Mining of an ore body beneath the earths surface where ore is recovered using trucks via a portal or hoisted via a shaft

Conversion Table
Units of Measure

“US$/ oz. Gold”	US dollars per troy ounce of gold
“US$/ t ore”	US dollars per tonne of ore
“C”	Degrees Celsius
“g Au/t”	Grams of gold per tonne
“ha”	Hectares
“kg”	Kilograms
“kg Au/t”	Kilograms of gold per tonne
“kPa”	kilo Pascals
“kt”	kilo tonnes
“m2”	Square meters
“m3”	Cubic meters
“mtpy”	Million tonnes per year
“t/d”	Tonnes per day
“t/h”	Tonnes per hour

Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9
“1 cubic meter”	35.314 cubic feet
“1 gram”	0.03215 troy ounces
“1 gram Au/tonne”	0.02917 troy ounces gold/short ton
“1 hectare”	2.471 acres
“1 kilogram”	2.205 pounds
0“1 kilometer”	0.62 statute miles
“1 kilopascal”	0.145 pounds per square inch
“1 kilo tonne”	1102.31 short tons
“1 meter”	3.281 feet
“1 millimeter”	0.039 inches
“1 square kilometer”	0.3861 square miles
“1 square meter”	10.764 square feet
“1 tonne”	1.1023 short tons

FINANCIAL STATEMENTS LIHIR
GOLD LIMITED Audited
Financial Statements

F-A-1

PricewaterhouseCoopers
6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone (675) 321 1500
Facsimile (675) 321 1428
Report of Independent Registered Public Accounting Firm
To The Board of Directors and Shareholders of Lihir Gold Limited:
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15(b) in this Form 20-F . Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits, (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Ballarat Goldfields Pty Limited from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2007. We have also excluded Ballarat Goldfields Pty Limited from our audit of internal control over financial reporting. Ballarat Goldfields Pty Limited is a wholly-owned subsidiary whose total assets and total revenues represent 15 percent and 0.2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.
PricewaterhouseCoopers
Port Moresby, Papua New Guinea
15 April 2008

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Year ended 31 December 2007, 2006 and 2005

	$m
	Note	2007	2006	2005
Revenue	7	498.4	386.0	264.0
Cost of sales	9	(261.3)	(211.0)	(196.4)

Gross profit from mining activities		237.1	175.0	67.6

Corporate expense		(25.3)	(12.1)	(1.9)
Project studies		(7.5)	(0.8)	—
Exploration expense		(8.4)	(5.9)	(6.0)

Operating profit before other income / (expense)		195.9	156.2	59.7

Other income / (expense):
Hedging loss	10	(97.2)	(78.3)	(44.1)
Other expenses	11	(13.8)	—	(2.5)

Operating profit before finance costs		84.9	77.9	13.1

Financial income	12	10.9	4.2	6.2
Financial expenses	12	(131.6)	(6.2)	(3.6)

Profit / (loss) before tax		(35.8)	75.9	15.7

Income tax benefit / (expense)	13	11.7	(22.1)	(5.9)

Net profit / (loss) after tax		(24.1)	53.8	9.8

Other comprehensive income
Exchange difference on translation of foreign operations	27	42.6	—	—
Cash flow hedges	27	38.7	(50.8)	(72.4)
Share based payments	27	2.9	5.5	—
Net change in fair value of available for sale financial assets	27	1.2	—	—
Income tax on other comprehensive income	13	(4.7)	20.3	8.9

Other comprehensive income for the period net of tax		80.7	(25.0)	(63.5)

Total comprehensive income		56.6	28.8	(53.7)

Earnings / (loss) per share	37
- Basic (cents/share)		(1.4)	4.2	0.8
- Diluted (cents/share)		(1.4)	4.2	0.8
The above Statements of comprehensive income are to be read in conjunction with the accompanying notes to the financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at 31 December 2007 and 2006

	$m
	Note	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	14	174.2	47.0
Receivables	16	14.9	4.6
Inventories	17	102.8	75.3
Derivative financial instruments	18	—	0.3
Other assets		2.3	5.5

Total current assets		294.2	132.7

NON-CURRENT ASSETS
Receivables	16	0.4	0.5
Inventories	17	169.1	141.7
Derivative financial instruments	18	—	2.4
Deferred mining costs	19	218.3	148.3
Property plant and equipment	20	1,430.6	951.2
Intangible assets	21	98.4	—
Available-for-sale financial assets	22	2.5	33.0
Deferred income tax asset	13	92.1	86.2

Total non-current assets		2,011.4	1,363.3

Total assets		2,305.6	1,496.0

LIABILITIES
CURRENT LIABILITIES
Accounts payable & accrued liabilities	23	64.0	46.6
Provisions	24	13.5	6.4
Borrowings and finance facilities	25	0.3	62.5
Derivative financial instruments	18	—	61.5
Income tax payable	13	—	0.3

Total current liabilities		77.8	177.3

NON-CURRENT LIABILITIES
Provisions	24	15.2	14.2
Borrowings	25	0.7	218.6
Derivative financial instruments	18	—	274.0
Deferred income tax liability	13	50.8	—

Total non-current liabilities		66.7	506.8

Total liabilities		144.5	684.1

NET ASSETS		2,161.1	811.9

SHAREHOLDERS’ EQUITY
Share capital	26	2,319.7	1,027.1
Reserves	27	(170.0)	(250.7)
Retained earnings	27	11.4	35.5

TOTAL SHAREHOLDERS’ EQUITY		2,161.1	811.9

The above Statements of financial position are to be read in conjunction with the accompanying notes to the financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Year ended 31 December 2007, 2006 and 2005

			Retained
	Issued capital	Reserves	Earnings	Total Equity
CONSOLIDATED ENTITY	$m	$m	$m	$m
Balance at 1 January 2005	1,027.5	(162.2)	(28.1)	837.2

Total comprehensive income / (expense) for the period		(63.5)	9.8	(53.7)

Purchase of treasury shares

Balance at 31 December 2005	1,027.5	(225.7)	(18.3)	783.5

Balance at 1 January 2006	1,027.5	(225.7)	(18.3)	783.5

Total comprehensive income / (expense) for the period	—	(25.0)	53.8	28.8

Purchase of treasury shares	(0.4)	—	—	(0.4)

Balance at 31 December 2006	1,027.1	(250.7)	35.5	811.9

Balance at 1 January 2007	1,027.1	(250.7)	35.5	811.9

Total comprehensive income / (expense) for the period	—	80.7	(24.1)	56.6
Issue of shares — on acquisition of Ballarat	316.5	—	—	316.5
Issue of shares — rights issue / placement (net of transaction costs)	977.4	—	—	977.4
Purchase of treasury shares	(1.3)	—	—	(1.3)

Balance at 31 December 2007	2,319.7	(170.0)	11.4	2,161.1

The above Statements of Changes in Equity are to be read in conjunction with the accompanying notes to the financial statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended 31 December 2007, 2006 and 2005

	$m
	Note	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		472.4	329.3	243.7
Payments arising from suppliers & employees		(365.9)	(268.7)	(233.5)

Cash generated from operations		106.5	60.6	10.2
Purchase of gold to close out hedge book		(648.4)	—	—
Receipts on close out of hedge book		279.9	—	—
Hedge book restructure & fees		—	—	(62.2)
Interest and finance charges paid		(8.0)	(3.3)	(2.5)

Net cash flow from operating activities	15	(270.0)	57.3	(54.5)

CASH FLOWS FROM INVESTING ACTIVITIES

Interest received		9.7	1.4	1.9
Purchase of property plant and equipment		(206.7)	(170.8)	(99.5)
Proceeds on disposal of property, plant & equipment		—	0.1	0.4
Payments for investments		(1.2)	(34.0)	—
Acquisition of subsidiary net of cash acquired	28	19.6	—	—

Net cash flow from investing activities		(178.6)	(203.3)	(97.2)

CASH FLOWS FROM FINANCING ACTIVITIES

Drawdown of secured debt		22.4	65.6	245.5
Repayment of secured debt		(88.2)	—	(49.5)
Repayment of gold loan		(333.4)	—	—
Proceeds of equity issue		989.0	—	—
Underwriting expenses		(11.6)	—	—
Payment for treasury shares		(1.3)	(0.4)	—

Net cash flow from financing activities		576.9	65.2	196.0

Net increase / (decrease) in cash and cash equivalents		128.3	(80.8)	44.3
Cash and cash equivalents at beginning of year		47.0	127.8	83.5
Effects of exchange rates to changes in cash held		(1.1)	—	—

Cash and cash equivalents at end of year	14	174.2	47.0	127.8

Financing arrangements	25
The above Statement of Cash Flows is to be read in conjunction with the accompanying notes to the financial statements.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes financial statements for the consolidated entity consisting of Lihir Gold Limited and its subsidiaries.
(i) Basis of preparation
These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB). IFRS has been adopted by the ASB as the applicable financial reporting framework.
The preparation of financial statements in accordance with IFRS requires a use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2.
These financial statements have been prepared on an historical cost basis except for the following:
•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit and loss are measured at fair value

•	available for sale financial assets are measured at fair value
The methods used to measure fair value are discussed further in accounting policy note (xvii) and (xviii).
(ii) Consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Lihir Gold Limited (“Company” or “parent entity” or “LGL”) as at balance date and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the “Group” or the “Consolidated Entity”.
Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights.
Subsidiaries are consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company [refer to Note (xxxii)].
Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Consolidated Entity.
Investments in subsidiaries are accounted for at the lower of cost or recoverable amount.
(iii) Exploration and evaluation expenditure
Exploration and evaluation expenditure incurred by or on behalf of the Consolidated Entity is expensed.
(iv) Development properties
A property is classified as a development property when a mine plan has been prepared and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured.
All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.
No amortisation is provided in respect of development properties until they are reclassified as Mine Property assets following the commencement of commercial production.
(v) Mine properties
Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Consolidated Entity in relation to areas of interest in which mining of a mineral resource has commenced.
When future economic benefits are established by further development expenditure in respect of a mine property, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.
The cost of each asset is depreciated or amortised over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Depreciation and amortisation of costs is provided for using the unit-of-production method. The unit-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold ore.
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
During the initial development of a mine, stripping costs would be capitalised as development costs. Capitalisation of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalised development costs begins. Depreciation is calculated on a unit-of-production basis over the life of the mine. The development stage is also referred to as preproduction. In the case of the mine at Lihir Island, the preproduction phase ceased in 1997 when commercial production commenced.
Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to cost of sales on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of deferred waste plus waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined.
As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalised and deferred for recognition in cost of sales during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalised stripping costs is charged to cost of sales.
In this way, stripping costs expensed in cost of sales should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively.
Capitalised production stripping costs are classified as “Deferred Mining Costs”. Capitalised development stripping costs would be reflected in “Deferred Expenditure” within “Property, Plant and Equipment”.
(vii) Capitalisation of interest and financing costs
Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These costs are amortised on the same basis as the qualifying asset.
To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation shall be determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.
(viii) Property, plant and equipment
Cost and valuation
Property, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company’s asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals).
Depreciation and amortisation
The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Assets depreciated using the straight-line method are depreciated over their useful life ranging from 3 — 40 years depending on the nature of the asset. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.
Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.
For the Lihir operation, approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Based on the December 2006 ore reserve statement less 2007 depletion, the remaining life of mine is expected to be approximately 34 years with processing of economic grade ore being completed in 2041. Assets which have an estimated useful life that is shorter than the 34 year total production period are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Company’s mining fleet, equipment and other similar assets. Certain assets, such as the Company’s processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

	Percentage	Percentage
	depreciated as unit-of-	depreciated as
Fixed asset classification	use	straight-line
Deferred expenditure	100%	—
Land & buildings	100%	—
Plant & equipment	85%	15%
Total average	90%	10%
Leased assets are depreciated over the shorter of the lease term or the useful lives unless it is reasonably certain that the Consolidated Entity will obtain ownership by the end of the lease term. The classification land and buildings does not include land as a depreciable asset. Land is not depreciated.
Mining tenements acquired are carried at the net fair value at date of acquisition less amortisation and impairment losses. Mining tenements are amortised over the life of the mine for which the tenement relates using a unit of production method and reflecting the pattern of economic benefit to the entity.
Other assets depreciated using the straight-line method are depreciated over their useful life ranging from 3 — 10 years depending on the nature of the asset. The lives of major assets are reviewed annually.
The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to accounting policy Note (xi)].
Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.
(ix) Intangible assets
Licences and exploration rights
Licences and exploration rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of licenses and exploration rights over their estimated lives.
Mining information
Mining information acquired is carried at the net fair value at date of acquisition less amortisation and impairment losses. Mining information is amortised over the life of the mine for which the information relates using a unit of production method and reflecting the pattern of economic benefit to the Consolidated Entity.
Land owner share grants
Share based payments made to landowners for which the Consolidated Entity receives a future economic benefit are recognised as an intangible asset and amortised over the life of the mine or the particular economic benefit to which the payment relates, reflecting the pattern of economic benefit to the Consolidated Entity.
Goodwill
Goodwill arises on the acquisition of subsidiaries.
Goodwill represents the excess of cost of the acquisition over the Consolidated Entity’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree.
Goodwill is measured at cost less accumulated impairment losses. The Consolidated Entity tests goodwill for impairment annually.
(x) Inventories
Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value (less costs to sell). Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.
Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.
Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the statement of financial position date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost or net realisable value.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.
During the exploration and development phase, where the cost of extracting the ore exceeds the likely recoverable amount, work in progress inventory is written down to net realisable value.
(xi) Impairment of assets
Property, plant and equipment and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised in the statement of comprehensive income within cost of sales whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that are expected to exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).
(xii) Restoration, rehabilitation and environmental expenditure
A provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account. The provision is raised when the asset is installed and the ground/environment is disturbed at the production location.
The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money, changes in exchange rates, geopolitical risks of the mine site and those risks specific to the liability. Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.
When the liability is initially recorded a corresponding asset, which represents future economic benefit arises and is capitalised into the cost of the related asset.
(xiii) Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Finance leases are capitalised, recording an asset equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, including any guaranteed residual values. The corresponding liability, net of finance charges, is included in other short-term and long term payables in the statement of financial position. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Consolidated Entity’s general policy on borrowing costs. Assets acquired under finance leases are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.
Lease payments for operating leases (net of any incentives received from the lessor), are charged to the Statement of comprehensive income within cost of sales in the periods in which they are incurred.
Penalties paid for early settlement of leases are expensed.
(xiv) Receivables
Receivables are recognised as amounts outstanding on various contracts as at balance date. Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Company may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the estimated recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the statement of comprehensive income within general and administrative costs. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in the statement of comprehensive income.
(xv) Payables
Payables include liabilities and accrued expenses owing by the Consolidated Entity which are unpaid as at the balance date. The amounts are initially recorded at the fair value of the consideration to be paid in the future for goods and services received and then subsequently at amortised cost. The amounts are unsecured.
(xvi) Borrowings
Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Gold loan
The gold loan (Note 25) is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within IAS39, Financial Instruments: Recognition and Measurement allows the Company to account for the loan on an historical cost basis because subsequent repayment will be by physical delivery of gold ounces. The gold loan was fully repaid during the year.
(xvii) Non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.
Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Consolidated Entity’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Held to maturity investments
If the Consolidated Entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.
Available-for-sale financial assets
The Consolidated Entity’s investments in equity securities and certain debt securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses [see Note (xi)], and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the statement of financial position date.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Consolidated Entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Consolidated Entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the statement of financial position date. The Consolidated Entity does not have any financial assets at fair value through profit or loss.
Other
Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the statement of financial position date. These are classified as non-current assets. Loans and receivables are classified as ‘receivables’ in the statement of financial position.
(xviii) Derivative financial instruments and hedging activities
The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses and sustaining capital. The majority of the Company’s production is un-hedged, which allows it to take advantage of increases in gold prices.
Derivative financial instruments are initially recognised in the statement of financial position at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Company designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.
Derivatives that are designated against future production qualify as cash flow hedges and are deemed highly effective. Changes in the fair value of these derivatives are recognised in equity. Amounts deferred in equity are transferred to the statement of comprehensive income within hedging lossand classified as revenue in the same periods during which the hedged gold sales affect the statement of comprehensive income within hedging loss.
Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the statement of comprehensive income within hedging loss.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
statement of comprehensive income within hedging loss. If the committed or forecast production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the statement of comprehensive income within hedging loss.
In assessing the fair value of non-traded derivatives and other financial instruments, the Company obtains a valuation from an independent external party.
Hedge accounting
The Consolidated Entity uses a range of derivative financial instruments to hedge the risk of exposure arising from its operational, financing and investment activities.
Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Consolidated Entity designates certain derivatives as either:
1.	hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge);

2.	hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or

3.	hedges of a net investment in a foreign operation (net investment hedge)
The company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative instruments used for hedging purposes are disclosed in note 18. Movements of the hedging reserve in shareholder’s equity are shown in the statement of changes in equity. The fair value of hedging derivatives is classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting, are classified as a current asset or liability.
The Consolidated Entity does not currently have any fair value hedges.
Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the statement of comprehensive income within “increase / (decrease) in fair value of financial instruments’ within hedging loss.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the statement of comprehensive income within hedging loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to hedging loss.
Forward Sales are transactions against which the Company will be obliged to physically deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.
Sold Call Options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Company to deliver gold into the contract at the contracted strike price.
Bought Put Options are transactions that will occur at the discretion of the Company. Should the spot price exceed the strike price of the option on the date on which the option expires, the Company will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.
Gold Lease Rate Swaps against hedges entitle the Company to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.
Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the statement of comprehensive income within hedging loss. Gains and losses accumulated in equity are included in the statement of comprehensive income within finance expenses when the foreign operation is disposed.
Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risk(s). Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the statement of comprehensive income within ‘increase / (decrease) in fair value of financial instruments’ within hedging loss.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Hedge book re-structure
Amounts are accumulated in equity for previously designated hedges which were discontinued at the time of the hedge book re-structure. These hedges had been effective up to the date of the re-structure and the accumulated losses which had been deferred in equity will remain there until the designated underlying forecast sale occurs. At the date of the underlying forecast sale the gain or loss relating to the effective portion is recognised in the statement of comprehensive income within hedging loss.
Further information regarding the hedge book re-structure is contained in Note 18.
(xix) Share capital
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds.
Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled or transferred. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.
(xx) Share-based payments
The Consolidated Entity makes equity-settled share-based payments only. There are two types of share-based payments provided by the Consolidated Entity:
•	The Lihir Executive Share Plan (the “LESP”), which provides benefits to the executives of the Company; and

•	Share issues made to local Lihirian landowners through Mineral Resources Lihir Limited “(MRL)”.
Executive share plan
The Company provides benefits to employees of the Consolidated Entity in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions).
The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted.
The fair value of share rights granted under the LESP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period.
The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right.
The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the company, individual performance hurdles). Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.
The amount recognisable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions.
Where the Company provides the rights over shares to employees of subsidiary entity’s the subsidiary measures the services received from its employees in accordance with the requirements applicable to equity-settled share-based payment transactions, with a corresponding increase recognised in equity as a contribution from the parent.
Share-based payments to local Lihirian landowners
The Consolidated Entity also has an obligation to issue shares under the 2003 Heads of Agreement (“Agreement”) between the Company and MRL (representing the equity held for landowners). These shares are to be issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mines activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognises the continued cooperative relationship between the Company and local landowners and the change in circumstances on the island over time insofar as they affect the parties, including, for example, changes in the level of activity since the commencement of mining.
The share based payment is measured by reference to the fair value of the shares to be issued to MRL under the Agreement at the grant date, being the date a shared understanding of the terms and conditions existed. No vesting conditions are attached to the grant of shares. The share based payment transaction qualifies for capitalisation as an intangible asset and the expense is amortised over the finite life of the asset using a unit-of-production method. The amortisation expense is included in operating costs.
(xxi) Revenue recognition
Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:
a.	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Company;

b.	the quantity and quality (grade) of the product can be determined with reasonable accuracy;

c.	the product has been dispatched to the customer and is no longer under the physical control of the Company (or property in the product has earlier passed to the customer);

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
d.	the selling price can be measured reliably;

e.	it is probable that the economic benefits associated with the transaction will flow to the Company; and

f.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Sales revenue represents the gross proceeds receivable from the customer.
The Company has a number of counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Company no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Company’s sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.
The Company does not use any estimates nor apply any assumptions in recognising revenue, nor does the Company’s sales arrangements contain any provisional pricing.
(xxii) Hedging income / expense
In the case of the Company’s sales of gold bullion using forward contracts, the Company accounts for these as cash flow hedges. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer.
The net gain or loss resulting from the use of hedging instruments is recognised separately from revenue in the statement of comprehensive income within hedging loss.
(xxiii) Interest income
Interest income is recognised using the effective interest rate method.
(xxiv) Carbon credits
Carbon emission reduction certificates produced are recognised if it is probable that expected future economic benefits will flow to the Consolidated Entity, and the rights can be measured reliably. Carbon emission reduction certificates are measured at fair value by reference to an active market. Carbon emission rights are recorded as other revenue.
(xxv) Cash and cash equivalents
For the purpose of the Statement of Cash Flows and statement of financial position, cash includes:
a.	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

b.	investments in money market instruments with less than 90 days to maturity from the date of acquisition.
(xxvi) Employee benefits
Wages, Salaries, Salary at Risk, Annual Leave and Sick Leave
Liabilities arising in respect of wages and salaries, salary at risk, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liabilities are settled. These amounts are recognised in “Provisions” (for annual leave and salary at risk) and “Accounts payable and accrued liabilities” (for all other liabilities).
Long Service Leave
The liabilities for long service leave and retention initiative payments are measured at the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees services provided up to the reporting date.
Liabilities for long service leave benefits and retention initiative payments not expected to be settled within twelve months are discounted using the rates attaching to the national government securities at balance date, which most closely match the terms of maturity of the related liabilities. In determining the liability for these long term employee benefits, consideration has been given to expected future increases in wage and salary rates, experience with staff departures and periods of service and statutory obligations. Related oncosts have also been included in the liability.
Defined Contribution Superannuation Plan
A defined contribution plan is a superannuation plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For PNG national employees, these contributions are paid into the PNG NASFUND. Expatriate employees and employees of Australian entities can nominate a superannuation fund of their choice to have the contributions paid into. Once the contributions have been paid, the Consolidated Entity has no further payment obligations.
The contributions made to superannuation funds by entities within the economic entity are expensed as incurred.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(xxvii) Provisions
Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
Further information regarding the Consolidated Entity’s rehabilitation and other provisions can be found in Note 24.
(xxviii) Dividends
Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s shareholders.
(xxix) Income tax
Income tax expense represents the sum of the current tax charges and deferred tax movements.
The current tax expense for the year is the tax payable on the current year’s taxable income. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Consolidated Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the statement of financial position date.
Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.
The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities and current tax assets and liabilities are offset when there is a legally enforceable right to set off and when they relate to income taxes levied by the same taxation authority and the Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.
Tax consolidation legislation
The wholly-owned Australian controlled entities of the Company have implemented the Australian tax consolidation legislation. The head entity, Lihir Services Australia Pty Ltd and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Australian tax consolidated group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(xxx) Goods and service tax (GST)
Revenues, expenses and assets of operations are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxing authority is included with receivables or payables on the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
(xxxi) Foreign currency translation
Functional and presentation currency
Items included in the financial statements of the Consolidated Entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income within financeial income or expenses, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Consolidated Entity companies
The results and financial position of all the Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
▪	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
▪	Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
▪	All resulting exchange differences are recognised in the foreign currency translation reserve.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences are recognised in the statement of comprehensive income within financial income or expenses as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(xxxii) Business combinations
The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. When equity instruments are issued in an acquisition, the fair value of the instruments is their published price on the date of acquisition.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill [refer to Note 1 (ix)].
(xxxiii) Segment reporting
The Consolidated Entity identifies its reportable operating segments based on the internal reports that are reviewed and used by the Managing Director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
(xxxiv) Comparative figures
Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.
(xxxv) Rounding of amounts
The Financial Statements have been rounded to the nearest $100,000 unless otherwise indicated.

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
The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the long term price of gold, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.
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
Recoverability of non-current ore stockpiles
Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or to the future costs to complete, would not have any effect on the carrying value of non-current ore stockpiles.
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
The determination of ore reserves and remaining mine life affects the carrying value of a number of the Consolidated Entity’s assets and liabilities including deferred mining costs and the provision for rehabilitation.
Provision for restoration and rehabilitation obligations
Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $1.0 million increase in the liability and in the carrying value of the asset. An increase in the discount rate from 7% to 8% will result in a decrease in the liability and carrying value of the assets of $1.6 million.
Recoverability of deferred tax assets
See Note 1 (xxix) and Note 13.
Unit- of-Production method of depreciation
The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions.
Deferred mining costs
The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1 (vi). Changes in an individual mines pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively.
As noted above, judgments are made in designing and applying the Consolidated Entity’s accounting policies. Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgment that warrant separate disclosure.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS
During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To reflect the economic consequences of this revised gold hedging policy the Consolidated Entity has changed its accounting policy in relation to the presentation and disclosure of hedging gains and losses in the statement of comprehensive income. These gains and losses are now excluded from revenue and are reflected as a separate item in the statement of comprehensive income. The Consolidated Entity has also determined that a change to the presentation of the statement of comprehensive income, whereby the nature of costs are now consolidated into relevant categories, provides a more meaningful presentation of the financial statements.
Apart from the change to the presentation of the statement of comprehensive income and changes in accounting policy noted below, the accounting policies and methods of computation are the same as those in the prior annual financial report.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.
The following table and accompanying notes summarise the re-classification adjustments that have been made to the Consolidated Entity’s previously presented income statements for the years ended 31 December 2006 and 2005 to present these income statements in the new format, as presented for the year ended 31 December 2007.

	Previous financial report				Effect of reclassification		Current financial report
	2006	2005			2006	2005	2006	2005
Revenue	307.7	225.2	(a	)	(307.7)	(225.2)	—	—
Sales revenue			(a	)	386.0	264.0	386.0	264.0
Gold lease rate fees	2.8	5.0	(g	)	(2.8)	(5.0)	—	—
Fair value losses	(1.7)	(5.4)	(a	)	1.7	5.4	—	—
Other revenue	1.6		(a	)	(1.6)	—	—	—
Mining expenses	(107.6)	(95.3)	(b	)	107.6	95.3	—	—
Processing costs	(47.9)	(41.6)	(b	)	47.9	41.6	—	—
Power generation costs	(27.0)	(27.4)	(b	)	27.0	27.4	—	—
General and administrative expenses	(66.6)	(57.9)	(b)/	(c)/(d)	66.6	57.9	—	—
Refining, royalty and management fees	(13.0)	(6.8)	(b	)	13.0	6.8	—	—
Deferred mining costs	56.3	25.0	(b	)	(56.3)	(25.0)	—	—
Costs deferred and transferred to inventories	19.4	39.2	(b	)	(19.4)	(39.2)	—	—
Depreciation and amortisation	(37.4)	(35.7)	(b	)	37.4	35.7	—	—
Cost of sales	—	—	(b	)	(211.0)	(196.4)	(211.0)	(196.4)
Corporate expenses	—	—	(c	)	(12.1)	(1.9)	(12.1)	(1.9)
Project studies	—	—	(d	)	(0.8)	—	(0.8)	—
Exploration expenses	(5.9)	(6.2)	(e	)	—	0.2	(5.9)	(6.0)
Hedging loss	—	—	(a	)	(78.3)	(44.1)	(78.3)	(44.1)
Other expenses	—	—	(f	)	—	(2.5)	—	(2.5)
Interest income	1.4	1.2	(g	)	(1.4)	(1.2)	—	—
Finance costs	(6.2)	(3.6)	(h	)	6.2	3.6	—	—
Financial income	—	—	(g	)	4.2	6.2	4.2	6.2
Financial expenses	—	—	(h	)	(6.2)	(3.6)	(6.2)	(3.6)
Income tax expense	(22.1)	(5.9)					(22.1)	(5.9)

Net profit / (loss) after tax	53.8	9.8			—	—	53.8	9.8

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Notes

(a)	Net loss realised on hedging instruments has been re-classified from revenue to hedging loss expense. Other revenue has been classified as revenue.

(b)	Mining expenses, processing costs, power generation costs, refining and royalty expenses, deferred mining costs, costs deferred and transferred to inventory, depreciation and amortisation and the operating expense portion of general and administrative expenses have been reclassified to cost of sales. These items were previously reported under operating expenses.

(c)	The portion of general and administrative expenditure relating to corporate activities has been re-classified from operating expenses/ cost of sales to corporate expenses.

(d)	An amount of $0.8 million of research and development expenditure previously included within general and administrative expenditure has been re-classified as project study expenditure.

(e)	An amount of $0.2 million has been re-classified as cost of sales.

(f)	An amount of $2.5 million relating to loss on disposal of fixed assets has been re-classified from general and administrative costs to other expenses.

(g)	Interest income and gold lease rate fees have been reclassified as financial income.

(h)	Finance costs have been re-classified to financial expenses.
Since 1 January 2007 the Consolidated Entity has adopted the following Standards and Interpretations, for annual periods beginning on or after 1 January 2007. The following table outlines the new standards adopted by the company and the impact of the standard on the Consolidated Entity’s financial report.

Application date for
			Application date	Impact on Consolidated Entity's	the Consolidated
Reference	Title	Summary	of standard	financial report	Entity
IFRS 7	Financial Instruments: Disclosures	New standard replacing the disclosure requirements	1 January 2007	IFRS 7 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Consolidated Entity’s financial statements, but does result in changes to the financial instrument disclosures included in the Consolidated Entity’s annual report.	1 January 2007

IFRS 8	Operating Segments	New standard	1 January 2009	IFRS 8 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Consolidated Entity’s financial statements, but does result in changes to the segment reporting disclosures included in the Consolidated Entity’s financial report. (Refer to Note 6)	1 January 2007

IAS 1	Presentation of Financial Statements	Added disclosures about an entity’s capital and changed the presentation and format of financial statements.	1 January 2007	IAS 1 is a disclosure standard so has no direct impact on the measurement and recognition criteria relating to amounts included in the Group’s financial statements, but may result in changes to capital disclosures included in the Group’s annual report, and presentation and format of financial statements.	1 January 2007

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2007 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

				Preliminary assessment on the	Application date for
			Application date	impact of the Consolidated	the Consolidated
Reference	Title	Summary	of standard	Entity's financial report	Entity
IAS 23	Borrowing Costs	Amended to require all borrowing costs associated with a qualifying asset to be capitalised.	1 January 2009	This is consistent with the Consolidated Entity’s existing accounting policy for Capitalisation of interest and financing costs and is not expected to have any additional impact.	1 January 2009

IFRIC 11	IFRS 2 — Treasury Share Transactions	This interpretation deals with accounting for share based payments issued between two entities in the same group and whether certain share based payments should be accounted for as equity- settled or cash- settled awards.	1 March 2007	This is consistent with the Consolidated Entity’s existing accounting policy for Share based payments and is not expected to have any additional impact.	1 January 2008

IFRIC 12	Service Concession Arrangements	This interpretation deals with accounting for publicly owned infrastructure constructed, operated, and maintained by the private sector.	1 January 2008	Not applicable	Not applicable

IFRIC 13	Customer Loyalty Programmes	This interpretation deals with sales of goods with customer award credits should be accounted as multiple- element transactions.	1 July 2008	Not applicable	Not applicable

IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements And their Interaction	This interpretation provides Clarification of IAS 19 regarding future contributions and minimum funding requirements of defined benefit plans.	1 January 2008	Not applicable	Not applicable

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 4: MINING LEASES
The Lihir Island Special Mining Lease (“SML”) was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.
The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated 17 March 1995 (the “Mining Development Contract”) with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the SML which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the SML. Any such termination would prohibit the continued operation of the Lihir operation.
Ballarat currently hold the following mining licenses and exploration licenses:

Tenement No.	Location	Date registered	Expiry date
EL 3018	Ballarat	21 November 2007	3 October 2009
MIN 5396	Ballarat	17 December 2003	4 October 2008
MIN 4194	Berringa	17 April 2003	14 February 2012
MIN 4847	Ballarat South	10 August 1995	1 November 2009
MIN 5444	Yarrowee River	4 April 2006	4 April 2026
EL 4920	North Creswick	17 January 2007	17 January 2012
On 18 July 2007, Ballarat West Goldfields Pty Limited (“BWG”), a wholly owned subsidiary of Ballarat and the registered holder of EL 4920, entered into an agreement with Rex Minerals Limited and Rex Minerals (Victoria) Limited (“Rex Vic”) under which BWG agreed to sell and Rex Vic agreed to purchase EL 4920. The sale is expected to be completed in the first half of 2008.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 5: FINANCIAL RISK MANAGEMENT
Overview
The Consolidated Entity’s activities expose it to a variety of financial risks. The Consolidated Entity has exposure to the following risks from its use of financial instruments:
•	Credit risk;

•	Liquidity risk; and,

•	Market risk (including foreign exchange risk, interest rate risk and commodity price risk)
The Consolidated Entity’s overall risk management programme seeks to minimise the potential adverse effects arising from financial risks on the Consolidated Entity’s financial performance. The Consolidated Entity may use a range of derivative financial instruments to manage risk exposures although at balance date there were no derivative financial instruments being used to manage financial risk exposures.
Risk management is centrally managed by Group Treasury which operates under a policy framework that involves overview by senior management and the Board of Directors. Group Treasury identify, quantify, evaluate and where considered prudent, manage financial risks in accordance with established written policies covering specific areas, such as credit risk, foreign exchange risk, interest rate risk, commodity price risk and liquidity risk.
Credit risk
The Consolidated Entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivative instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organisations in the relevant industry. The Consolidated Entity has approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The Company utilises International Swaps and Derivatives Association agreements with all derivative counterparties in order to manage exposure to credit risk. At balance date, there were no concentrations of credit risk with any counterparties.
The carrying amounts of financial assets recognised in the statement of financial position, and disclosed in more detail in the footnotes to the financial statements best represent the Consolidated Entity’s maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the Consolidated Entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired.
Liquidity risk
The Consolidated Entity engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents to meet obligations as they fall due. Group treasury centrally manages the cash position for the Consolidated Entity on a daily basis, taking account of revenue from commodity sales and required expenditure commitments in various currencies. Surplus funds are invested prudently to maximise interest earnings for periods that take into account expected future commitments.
Group treasury maintains a rolling cash flow forecast to plan the cash funding requirements for the group. The forecast is based on the annual budget and updated in line with quarterly forecast for the Consolidated Entity. The cash flow forecast is used to determine the timing and amount of any future external funding needs for the Consolidated Entity.
The Consolidated Entity maintains relationships with a number of financial institutions to ensure that any future funding needs can be readily arranged.
Market Risk
(i) Foreign exchange risk
The Consolidated Entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Papua New Guinea kina and Australian dollar. All foreign exchange risk is centrally managed through group treasury in accordance with the approved policy framework. Revenue and a large proportion of expenditure are denominated in US Dollars and the Company is able to net some foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken. The remainder of known foreign exchange exposures may be managed through the use of derivatives in accordance with the approved policy. At balance date there were no financial derivatives being used to manage foreign exchange exposures for the Consolidated Entity.
(ii) Cash flow and fair value Interest rate risk
The Consolidated Entity’s income and operating cash flows may be exposed to changes in market interest rates. The Consolidated Entity’s interest rate risk may arise from borrowings or investments. Borrowings and investments issued at variable or short-term rates expose the Consolidated Entity to cash flow interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk. Investments are normally managed on a short-term basis to align with future funding requirements for the Consolidated Entity.
(iii) Price Risk
The Consolidated Entity is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and to a lesser extent from the generation of carbon emission reductions.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The Consolidated Entity has traditionally utilised a range of derivative instruments including forward contracts, spot deferred, put options, call options and gold lease rate swaps. In 2007, the Consolidated Entity exited all gold derivative instruments and its current policy is not to fix gold price. Other commodity exposures are monitored and where considered prudent may be managed in accordance with the approved policy framework.
The Consolidated Entity is also exposed to equity securities price risk because of investments held by the Consolidated Entity and classified on the consolidated statement of financial position as available-for-sale. The Consolidated Entity’s equity investments subject to price risk are in publicly traded companies.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 6: SEGMENT REPORTING
Identification of reportable segments
The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the managing director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the statement of comprehensive income includes mine operating earnings as a measure of this operational performance.
The reportable operating segments are based on geographical locations as this is the source of the Consolidated Entity’s major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the managing director and his management team on at least a monthly basis. In prior reporting, the geographical segments were based on where the customers were located, however the Consolidated Entity has now changed its geographical segment reporting to be based on where the mine assets are located and managed.
Prior to this reporting period the majority of Consolidated Entity assets were located in one geographic location, Papua New Guinea. During the current reporting period all the assets of Ballarat were acquired in Australia by the Consolidated Entity so a second reportable geographic segment arose this year for the first time.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
Types of products
The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver and carbon emission reduction certificates.
Accounting policies and inter-segment transactions
Segment information is prepared in conformity with the accounting policies of the Company as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:
•	Interest revenue
•	Finance costs
•	Hedging gains or losses
•	Income taxes
•	Corporate expenses
So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments:
•	Cash and cash equivalents
•	Current and deferred tax balances
•	Interest bearing loans and borrowings
•	Derivative financial instruments
•	Assets and liabilities of the corporate office
Transfer prices between segments are set on an arms’ length basis in a manner similar to transactions with third parties.
Reporting by geographical segments

				Total
	Papua New			Consolidated
	Guinea	Australia	Unallocated	Entity
Year ended 31 December 2007	$m	$m	$m	$m
Revenue from external customers	497.6	0.8	—	498.4
Depreciation and amortisation	(50.3)	—	(0.1)	(50.4)
Cost of sales (excluding depreciation and amortisation)	(210.1)	(0.8)	—	(210.9)

Mine operating earnings	237.2	—	(0.1)	237.1

Corporate expense	—	—	(25.3)	(25.3)
Project studies	(7.5)	—	—	(7.5)
Exploration expense	(8.2)	(0.2)	—	(8.4)

Operating profit / (loss) before other income / (expenses)	221.5	(0.2)	(25.4)	195.9
Other income / (expense)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

				Total
	Papua New			Consolidated
	Guinea	Australia	Unallocated	Entity
Year ended 31 December 2007	$m	$m	$m	$m
Hedging loss	—	—	(97.2)	(97.2)
Other income and expenses	(13.0)	—	0.1	(12.9)
Net finance costs	—	—	(121.6)	(121.6)

Profit / (loss) before tax	208.5	(0.2)	(244.1)	(35.8)
Income tax benefit / (expense)	—	—	11.7	11.7

Net profit / (loss) after tax	208.5	(0.2)	(232.4)	(24.1)

				Total
	Papua New			Consolidated
	Guinea	Australia	Unallocated	Entity
Year ended 31 December 2006	$m	$m	$m	$m
Revenue from external customers	386.0	—	—	386.0
Depreciation and amortisation	(37.3)	—	—	(37.3)
Cost of sales (excluding depreciation and amortisation)	(173.7)	—	—	(173.7)

Mine operating earnings	175.0			175.0

Corporate expense	—	—	(12.1)	(12.1)
Project studies	(0.8)	—	—	(0.8)
Exploration expense	(5.9)	—	—	(5.9)

Operating profit / (loss)	168.3	—	(12.1)	156.2
Hedging loss	—	—	(78.3)	(78.3)
Other income and expenses	—	—	—	—
Net finance costs	—	—	(2.0)	(2.0)

Profit / (loss) before income tax	168.3	—	(92.4)	75.9
Income tax expense	—	—	(22.1)	(22.1)

Net profit / (loss) after tax	168.3	—	(114.5)	53.8

				Total
	Papua New			Consolidated
	Guinea	Australia	Unallocated	Entity
Year ended 31 December 2005	$m	$m	$m	$m
Revenue from external customers	264.0	—	—	264.0
Depreciation and amortisation	(28.8)	—	—	(28.8)
Cost of sales (excluding depreciation and amortisation)	(164.6)	—	—	(164.6)

Mine operating earnings	70.6			70.6

Corporate expense	(1.9)	—	—	(1.9)
Project studies	—	—	—	—
Exploration expense	(6.0)	—	—	(6.0)

Operating profit / (loss)	62.7	—	—	62.7
Hedging loss	(44.1)	—	—	(44.1)
Other income and expenses	(2.5)	—	—	(2.5)
Net finance costs	(0.4)	—	—	(0.4)

Profit / (loss) before income tax	15.7	—	—	15.7
Income tax expense	5.9	—	—	5.9

Net profit / (loss) after tax	9.8	—	—	9.8

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

				Total
	Papua New			Consolidated
	Guinea	Australia	Unallocated	Entity
	$m	$m	$m	$m
As at 31 December 2007
Assets and liabilities
Segment assets	1,578.6	492.4	234.6	2,305.6
Segment liabilities	(79.2)	(11.6)	(53.7)	(144.5)

As at 31 December 2006
Assets and liabilities
Segment assets	1,292.7	33.0	170.3	1,496.0
Segment liabilities	348.6	—	335.5	684.1

As at 31 December 2005
Assets and liabilities
Segment assets	1,319.4	—	—	1,319.4
Segment liabilities	535.9	—	—	535.9
Major customers
The Consolidated Entity does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Consolidated Entity.
The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

	2007
Customer	$m	Segment reporting revenue
1	86.6	Papua New Guinea
2	55.1	Papua New Guinea
3	52.3	Papua New Guinea

	2006
Customer	$m	Segment reporting revenue
1	54.1	Papua New Guinea
2	50.7	Papua New Guinea
3	43.5	Papua New Guinea
4	42.2	Papua New Guinea
5	42.2	Papua New Guinea
6	38.5	Papua New Guinea

	2005
Customer	$m	Segment reporting revenue
1	49.3	Papua New Guinea
2	44.5	Papua New Guinea
3	36.3	Papua New Guinea
4	30.3	Papua New Guinea

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 7: REVENUE

	$m
	2007	2006	2005
Gold sales	493.1	384.4	264.0
Other revenue	5.3	1.6	—

	498.4	386.0	264.0

NOTE 8: EMPLOYEE EXPENSES

	$m
	2007	2006	2005
Equity settled share-based payment compensation	2.9	0.5	—
Other personnel expenses	66.0	41.2	33.5

	68.9	41.7	33.5

NOTE 9: COST OF SALES

	CONSOLIDATED ENTITY
	$m
	2007	2006	2005
Operating costs	(305.4)	(238.5)	(217.9)
Royalties, levies & production taxes	(13.2)	(9.4)	(4.8)
Refining costs	(0.5)	(0.3)	(0.7)
Depreciation & amortisation	(50.4)	(37.3)	(35.7)
Deferred mining costs	70.0	56.3	25.0
Change in inventories	41.2	19.4	39.2
Inventory write-off: Economic grade stockpile	—	—	(2.9)
Foreign exchange loss	(3.0)	(1.2)	1.4

	(261.3)	(211.0)	(196.4)

NOTE10: HEDGING LOSS

	$m
	2007	2006	2005
Cash hedging loss	(21.4)	(61.2)	(30.6)
Non-cash hedging loss on hedge restructure reclassified from equity	(75.8)	(17.1)	(13.5)

	(97.2)	(78.3)	(44.1)

Refer to accounting policy Note 1 (xviii) hedge book restructure for a description of non-cash hedging losses.
NOTE 11: OTHER EXPENSES

	$m
	2007	2006	2005
Property, plant and equipment disposal loss	(13.8)	—	(2.5)

	(13.8)	—	(2.5)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 12: FINANCIAL INCOME AND EXPENSES

	$m
	2007	2006	2005
Financial income
Interest income	9.7	1.4	1.2
Gold lease rate fees	0.3	2.8	5.0
Other income	0.9	—	—

	10.9	4.2	6.2

Financial expenses
Loss on repayment of gold loan	(117.9)	—	—
Foreign exchange loss *	(5.8)	—	—
Interest expense on debt facilities	(4.8)	(1.5)	(0.4)
Other interest & financing	(3.1)	(4.7)	(3.2)

	(131.6)	(6.2)	(3.6)

*	Represents realised foreign exchange movements arising from receiving funds from the capital raising in A$ transaction, the purchase cost of gold for the close out of the hedge book as well as settling other foreign denominated application of funds, including the repayment of debt facilities and investment in subsidiary.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 13: INCOME TAX
Income tax expense for the year has been calculated as follows:

	$m
	2007	2006	2005
Income Tax Expense
Current tax	—	0.3	1.3

	—	0.3	1.3

Deferred tax	(11.9)	23.3	4.6
Under / (over) provided in prior years	0.2	(1.5)	—

	(11.7)	21.8	4.6

Total income tax expense	(11.7)	22.1	5.9

Numerical reconciliation of income tax expense to prima facie tax payable
Profit / (loss) before tax	(35.8)	75.9	15.7

Prima facie income tax expense on before tax profit at 30%	(10.7)	22.8	4.7
Tax effect of amounts which are not deductible (taxable) in calculating taxable income
- Expenses not deductible / (income not taxable) for tax purposes	(0.8)	0.9	—
- Recognition of tax losses not previously recognised	(0.2)		—
- Section 72A double deductions	(0.2)	(0.1)	(0.1)

	(11.9)	23.6	4.6

Adjustment for current tax of prior periods
Under / (over) provided in prior years	0.2	(1.5)	1.3

Tax expense / (benefit)	(11.7)	22.1	5.9

Deferred Income Tax
Deferred tax assets:	230.2	175.0
Deferred tax liabilities:	(188.9)	(88.8)

	41.3	86.2

Balance at beginning of year	86.2	87.7
Credited / (charged) to the statement of comprehensive income	11.7	(21.8)
Acquired on business combination	(47.3)	—
Translation adjustments	(4.6)	—
Tax charged to equity	(4.7)	20.3

Balance at end of year	41.3	86.2

Deferred tax asset — PNG	92.1	86.2
Deferred tax liability — Australia	(50.8)	—

The Consolidated Entity has a legally enforceable right to offset current tax assets and liabilities where levied by the same taxation authority. Deferred tax assets and liabilities are offset by the Consolidated Entity to the extent that they relate to the same taxable entity and are levied by the same taxation authority.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Movements in deferred tax assets and deferred tax liabilities:
Consolidated Entity

	Accelerated
	tax	Provisions		Tax	Mining
Deferred tax assets:	depreciation	of assets	Derivatives	losses	tenements	Other*	Total
At 1 January 2006	—	6.1	79.0	65.6	—	0.5	151.2
Credited / (charged) to the statement of comprehensive income	—	2.8	0.5	0.2	—	(0.1)	3.4
Credited / (charged) to equity	—	—	20.3	0.1	—	—	20.4

At 1 January 2007	—	8.9	99.8	65.9	—	0.4	175.0
Credited / (charged) to the statement of comprehensive income	—	3.1	(0.3)	32.4	—	1.8	37.0
Acquired on business combination	—	—	—	20.8	—	2.3	23.1
Credited / (charged) to equity	—	—	(99.5)	95.0	—	(0.4)	(4.9)

At 31 December 2007	—	12.0	—	214.1	—	4.1	230.2

	Accelerated
	tax	Consumable	Deferred	Prepaid	Mining
Deferred tax liabilities:	depreciation	stores	mining	insurance	tenements	Other*	Total
At 1 January 2006	(31.0)	(4.8)	(27.6)	(0.1)	—	—	(63.5)
Credited / (charged) to the statement of comprehensive income	(9.8)	0.6	(16.9)	(0.1)	—	1.1	(25.1)
Credited / (charged) to equity	—	—	—	—	—	(0.1)	(0.1)

At 1 January 2007	(40.8)	(4.2)	(44.5)	(0.2)	—	1.0	(88.7)
Charged/(credited) to the statement of comprehensive income	0.5	(2.2)	(21.5)	(0.6)	—	(1.5)	(25.3)
Acquired on business combination	—	—	—	—	(68.1)	(7.0)	(75.1)
(Credited)/charged to equity	—	—	—	—	—	0.2	0.2

At 31 December 2007	(40.3)	(6.4)	(66.0)	(0.8)	(68.1)	(7.3)	(188.9)

*	Other includes share-based payments
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
Income tax on other comprehensive income

		$m
	Before	Tax
2007	tax	effect	Net of tax
Exchange difference on translation of foreign operations	42.6	—	42.6
Deferred loss on cash flow hedges	38.7	(4.5) *	34.2
Share based payments	2.9	0.2	3.1
Net change in fair value of available for sale financial assets	1.2	(0.4)	0.8

Other comprehensive income	85.4	(4.7)	80.7

*	Includes $7.2 million adjustment for an unrecognised tax benefit on the previously restructured hedge book

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

		$m
	Before	Tax
2006	tax	effect	Net of tax
Deferred loss on cash flow hedges	(50.8)	20.4	(30.4)
Share based payments	5.5	(0.1)	5.4

Other comprehensive income	(45.3)	20.3	(25.0)

		$m
	Before	Tax
2005	tax	effect	Net of tax
Deferred loss on cash flow hedges	(72.4)	8.9	(63.5)

Other comprehensive income	(72.4)	8.9	(63.5)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 14: CASH AND CASH EQUIVALENTS

	$m
	2007	2006	2005
Cash at bank and on hand	44.7	21.4	2.6
Short term deposits with financial institutions	129.5	25.6	125.2

	174.2	47.0	127.8

At 31 December 2007 the effective interest rate on short-term deposits was between 4.80% and 7.38% (2006: 5.19%). These deposits have an average maturity of 14 days (2006: 1 day).
Under the Bank of PNG “Summary Foreign Exchange Guidelines”, the Company’s exports and export related receipts can be undertaken without exchange control authority, so long as the transactions occur through a foreign currency account that has been previously been approved by the Bank of PNG and the monthly reporting requirements are completed.
For exchange authority to be given for a foreign currency account, the Company must have a regular and significant foreign currency income from export of physical goods and significant contractual obligations exist to overseas residents. The Company must report on a monthly basis via Balance of Payment Forms (BOP Forms).
NOTE 15: NOTE TO STATEMENTS OF CASH FLOWS

	$m
	2007	2006	2005
Reconciliation of cash flow from operating activities to operating profit after tax

Net profit / (loss) after tax	(24.1)	53.8	9.8
Add back non-cash items:
Depreciation and amortisation	50.4	37.3	35.8
Fair value losses	0.4	1.7	5.4
Amortisation of deferred hedging costs (net)	—	17.1	13.5
Provision for doubtful debts	1.3	0.4	0.4
Non-cash hedging loss	75.4	—	—
Other non-cash income	(0.7)	—	—
Share based payment expenses	2.9	0.6	—
Hedge book restructure payments and receipts:
Purchase of gold to close out hedge book	(648.4)	—	—
Receipts on close out of hedge book	279.9	—	—
Hedge book restructure & fees	—	—	(62.2)
Add back items presented in investing or financing (Profit)/loss on disposal of assets	13.8	—	2.5
Interest income	(9.7)	(1.4)	(1.8)
Interest and financing costs	117.9	—	—
Change in operating assets and liabilities net of purchase of subsidiary:
(Increase)/decrease in debtors and prepayments	(6.0)	0.1	0.7
(Increase)/decrease in inventories	(54.3)	(19.8)	(46.8)
(Increase)/decrease in deferred mining costs	(70.0)	(56.3)	(25.1)
Increase/(decrease) in payables	12.7	(0.7)	5.0
Increase/(decrease) in provisions	7.1	2.9	2.4
Increase/(decrease) in provision for income taxes payable	(0.3)	0.3	1.3
Increase/(decrease) in provision for deferred income tax	(18.3)	21.3	4.6

Net cash flow from operating activities	(270.0)	57.3	(54.5)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 16: RECEIVABLES

	$m
	2007	2006
CURRENT
Other amounts receivable from third parties	19.1	7.5
Less: Provision for doubtful debts	(4.2)	(2.9)
Other debtors — related parties	—	—

	14.9	4.6

NON-CURRENT
Other debtors — related parties	—	—
Other amounts receivable from third parties	0.4	0.5

	0.4	0.5

NOTE 17: INVENTORIES

	$m
	2007	2006
CURRENT
Stores at net realisable value	55.8	41.5

Ore stockpiles*	39.9	26.9
Gold in circuit	3.9	2.1
Finished goods	3.2	4.8

	102.8	75.3

	$m
	2007	2006

NON-CURRENT
Ore stockpiles*	169.1	141.7

	169.1	141.7

*	With effect from the start of the year a higher proportion of site general and administrative costs are now included in the valuation of inventory.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 18: FINANCIAL INSTRUMENTS AND RISK
Market risk
Foreign exchange risk
The Consolidated Entity is exposed to foreign exchange risk on expenses primarily with respect to the Papua New Guinea kina and the Australian dollar. All foreign exchange risk is centrally managed through group treasury. Where possible, group treasury will net foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken.
At balance date the Consolidated Entity also held significant investments denominated in Australian dollars. These investments are re-valued at the closing rate at each reporting date and the subsequent unrealised foreign exchange gain or loss is taken to foreign currency translation reserve.

	Foreign exchange risk
		-10%
	Carrying			+10%
	amount	Equity	Profit	Equity	Profit
31 December 2007	$m	$m	$m	$m	$m
Cash & Cash Equivalents	174.2	(6.6)	(6.6)	6.6	6.6

Total increase/ (decrease)		(6.6)	(6.6)	6.6	6.6

Price risk
The Consolidated Entity is predominantly exposed to gold price risk. There is some price risk arising from the generation of carbon emission reductions and the available for sale investments held by the Consolidated Entity however this price risk is not considered significant. The Consolidated Entity has traditionally utilised a range of derivative instruments including forward contracts, spot deferred, put options, call options and gold lease rate swaps to manage the gold price risk.
During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To give effect to this revised gold hedging policy, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the Company’s gold hedging positions. All of the gold hedging positions were closed out before balance date. The Company received cash receipts from the counterparties to the hedge contracts and settled the respective liabilities in gold. Accordingly, the balances of the asset and liability derivative accounts are now recorded at zero.
Losses of $368.5m crystallised upon settlement of the contracts. These losses represent differences between the spot price at which the delivered gold was purchased, and the respective contract values upon settlement. These losses were recorded within the hedging reserve in equity.
Together with pre-existing net deferred hedging losses, these losses will be released from the hedging reserve to the statement of comprehensive income at the designation dates specified by their original contracts which were aligned to the Company’s gold production and sales schedule and which remain in existence and unchanged by the hedge book closure.
As at 31 December 2007, the hedging reserve balance is the after-tax effect of $316.9m in losses comprising the aforementioned $368.5m less the release of $49.4m of these losses to the statement of comprehensive income since the 2007 hedge book closure and $47.8m from prior hedge book restructures and closures.
The following table sets out the timing for the release of these non-cash hedging losses to the statement of comprehensive income in future periods:

	Total gross pre-tax	Total tax effect	Total net post-tax
Designation Year	$m	$m	$m
2008	76.7	(23.0)	53.7
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2

	316.9	(95.0)	221.9

Net profit for 2007 included revaluation costs relating to ineffective hedges of $0.4 million (2006: $1.7 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the statement of comprehensive income. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, LGL elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2005 lease rates had declined near historical low levels. The cost of $0.4 million (2006: cost of $1.7 million) has arisen due to lease rates rising in 2006 and 2007 from the 2004 low levels.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The financial instruments primarily exposed to gold price risk are derivative financial instruments. Sensitivity analysis on movements in price risk is set out in the table below.

	$m
Derivative financial instruments	2007	2006	2005
Current assets
- Forward contracts	—	0.3	0.5

	—	0.3	0.5

Non-current assets
- Forward contracts	—	2.4	4.2

	—	2.4	4.2

Current liabilities
- Forward contracts	—	36.0	36.5
- Calls options sold	—	25.5	4.3

	—	61.5	40.8

Non-current liabilities
- Forward contracts	—	251.8	192.2
- Call options sold	—	22.2	34.9

	—	274.0	227.1

On 31 December 2006, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of $633.80, was $332.80 million out-of-the-money. At the spot price plus 10% ($697.18) the estimated fair value would be approximately $396 million out of the money. Conversely at the spot price less 10% ($570.42) the estimated fair value would be $269 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.
Interest rate risk
The Consolidated Entity’s borrowings and investments may be exposed to changes in market interest rates. Borrowings and investments issued at variable or short-term rates expose the Consolidated Entity to interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk.
The following table summarises the sensitivity of the Consolidated Entity’s financial assets and financial liabilities to interest rate risk.

	Interest rate risk
		-50 bps
	Carrying			+50 bps
	amount	Profit	Equity	Profit	Equity
31 December 2007	$m	$m	$m	$m	$m
Cash & cash equivalents	174.2	(0.6)	(0.6)	0.6	0.6

Total increase/ (decrease)		(0.6)	(0.6)	0.6	0.6

Liquidity risk
The Consolidated Entity’s and Company’s total interest bearing borrowings at balance date are as follows:

	$m
	2007	2006	2005
Gold loans	—	215.5	215.5
Bank loans	—	62.5	—
Finance lease liabilities	1.0	—	—
The table below analyses the Consolidated Entity’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1	Between 1 &	Between 2 &
	year	2 years	5 years	Over 5 years
Consolidated entity at 31 December 2007
Trade and other payables	64.0	—	—	—
Finance lease liabilities	0.3	0.4	0.3	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Less than 1	Between 1 &	Between 2 &
	year	2 years	5 years	Over 5 years
Consolidated Entity at 31 December 2006
Borrowings	62.5	44.9	173.7	—
Derivative financial instruments (net)	61.2	46.0	207.7	17.9
Trade and other payables	46.6	—	—	—
As at 31 December 2007 the Consolidated Entity and the Company did not hold any derivative financial instruments.
The table below analyses the Consolidated Entity’s derivative financial instruments as at 31 December 2006 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	$m
	Less than 1	Between 1 &	Between 2 &	Over 5
	year	2 years	5 years	years
Consolidated Entity at 31 December 2006
Fixed forward contracts — cash flow hedges:
— outflow	36.0	48.0	200.0	—

Call options contracts — cash flow hedges:
— outflow	25.5	—	4.3	17.9

Gold lease rate swap contracts — cash flow hedges:
— outflow	—	0.4	3.4	—
— inflow	(0.3)	(2.4)	—	—

Total derivatives	61.2	46.0	207.7	17.9

Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and lead to the Consolidated Entity making a financial loss. The Consolidated Entity has exposure to credit risk on all financial assets included in the balance sheet. To help manage this risk the Consolidated Entity:
•	has a policy for establishing credit limits for the entities dealt with;

•	may require collateral where appropriate; and

•	monitors the overall financial strength of customers through publicly available credit information.
Trade and other receivables consist of a number of customers, predominantly in respect of the Consolidated Entities PNG operation as at 31 December 2007. The Consolidated Entity does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of customers and, where appropriate, an allowance for doubtful debtors is raised. For further details regarding trade and other receivables refer to Note 16.
Fair values
The fair values of financial assets and liabilities, together with carrying amounts shown in the statement of financial positions are as follows:

	2007		2006
	$m		$m
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Available for sale
financial assets	2.5	2.5	33.0	33.0
Receivables	15.3	15.3	5.1	5.1
Cash and cash equivalents	174.2	174.2	47.0	47.0
Derivative financial instruments
-Assets	—	—	2.7	2.7
-Liabilities	—	—	(335.5)	(335.5)
Finance lease liabilities	(1.0)	(1.0)	—	—
Accounts payable	(64.0)	(64.0)	(46.6)	(46.6)
Bank loans	—	—	(65.6)	(65.6)
Gold loans	—	—	(215.5)	(304.5)
The fair value of the gold loan is determined by multiplying the closing gold price at balance date by the ounces deliverable under the terms of the loan as at balance date.
The fair value of available for sale financial assets is calculated based upon the market price of the security as at balance date.
The fair value of commodity contract derivative financial instruments is estimated based upon quotes from the market makers of each specific instrument and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The fair value of options derivative financial instruments is estimated based upon relevant market information as at balance date, including volatility of similar options, futures prices and the contracted strike price.
The carrying value less impairment provision is taken to be the approximate fair value of receivables and accounts payable due to their short-term nature.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 19: DEFERRED MINING COSTS

	2007	2006
NON-CURRENT
Deferred mining costs	218.3	148.3

	218.3	148.3

Movements:

	2007	2006
Carrying amount at start of year	148.3	92.0
- Cash overburden costs attributable to current year mining activity	(49.7)	(42.2)
- Non-cash overburden costs attributable to current year mining activity	(10.5)	(5.7)
- Total cash costs of material mined during the period (cash)	110.8	91.9
- Total non-cash costs of material mined during the period	19.4	12.3

Carrying amount at end of year	218.3	148.3

Non-cash costs comprise depreciation and amortisation on operating property, plant and equipment.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 20: PROPERTY PLANT AND EQUIPMENT

		$m
		2007	2006
LAND AND BUILDINGS
Cost brought forward		118.8	117.7
Transfers from capital works in progress		5.8	1.1
Assets acquired through business combination	28	1.0	—
Translation adjustments		0.1	—

Cost carried forward		125.7	118.8

Depreciation brought forward		(28.3)	(25.3)
Charge for the year		(3.3)	(3.0)

Depreciation carried forward		(31.6)	(28.3)

Net book value		94.1	90.5

PLANT AND EQUIPMENT
Cost brought forward		701.2	670.0
Additions		6.2	7.0
Transfers from capital works in progress		278.9	26.7
Assets acquired through business combination	28	2.6	—
Translation adjustments		0.3	—
Reclassification		(5.2)	—
Disposals / transfers		(18.1)	(2.5)

Cost carried forward		965.9	701.2

Depreciation brought forward		(247.5)	(225.6)
Charge for the year		(38.3)	(24.4)
Reclassification		0.2	—
Disposals / transfers		2.6	2.5

Depreciation carried forward		(283.0)	(247.5)

Net book value		682.9	453.7

DEFERRED DEVELOPMENT
Cost brought forward		290.9	277.4
Additions		41.6	—
Transfers from capital works in progress		10.3	14.7
Assets acquired through business combination		—	—
Translation adjustments		—	—
Disposals		—	(1.2)

Cost carried forward		342.8	290.9

Depreciation brought forward		(93.2)	(84.6)
Charge for the year		(8.1)	(9.8)
Disposals		—	1.2

Depreciation carried forward		(101.3)	(93.2)

Net book value		241.5	197.7

DEVELOPMENT PROPERTIES
Cost brought forward		—	—
Additions		—	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

		$m
		2007	2006
Transfers from capital works in progress		—	—
Assets acquired through business combination	28	272.6	—
Translation adjustments		29.4	—
Disposals		—	—

Cost carried forward		302.0	—

Depreciation brought forward		—	—
Charge for the year		—	—
Disposals		—	—

Depreciation carried forward		—	—

Net book value		302.0	—

CAPITAL WORKS IN PROGRESS
Cost brought forward		205.0	66.9
Additions		171.5	180.7
Transfers		(295.0)	(42.6)
Assets acquired through business combination	28	23.6	—
Translation adjustments		2.6	—

Costs carried forward		107.7	205.0

REHABILITATION
Cost brought forward		6.8	6.2
Additions / (deductions)		(1.6)	0.6

Cost carried forward		5.2	6.8

Amortisation brought forward		(2.5)	(2.4)
Charge for the year		(0.2)	(0.1)

Amortisation carried forward		(2.7)	(2.5)

Net book value		2.5	4.3

Total property, plant & equipment		1,430.6	951.2

Included in property plant and equipment is capitalised interest and financing costs of $1.1 million (2006: $0.7). A portion of the Companies gold loan was allocated specifically for the purpose of constructing the flotation plant and 100% of the interest cost on the portion of the loan allocated has been capitalised, less any investment income on the temporary investment of this portion.
The entity has re-classified capitalised share-based payments to landowners totaling $5 million net of amortisation incurred during the year ended 31 December 2006 ($5.2 million less $0.2 million amortisation) from property, plant and equipment to intangible assets in accordance with accounting policy Note 1(ix).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 21: INTANGIBLE ASSETS

		$ m
		2007	2006

MINING INFORMATION
Acquired through business combination	28	44.5	—
Translation adjustments		4.7	—

Cost carried forward		49.2	—

Closing net book value		49.2	—

EXPLORATION RIGHTS
Acquired through business combination	28	1.7	—
Translation adjustments		0.2	—

Cost carried forward		1.9	—

Closing net book value		1.9	—

LICENSES
Acquired through business combination	28	0.1	—

Cost carried forward		0.1	—

Charge for the year (1)		0.0	—

Amortisation carried forward		0.0	—

Closing net book value		0.1	—

GOODWILL
Acquired through business combination	28	36.3	—
Translation adjustments		3.9

Cost carried forward		40.2	—

Charge for the year		—	—

Amortisation carried forward		—	—

Closing net book value		40.2	—

OTHER INTANGIBLE ASSETS
Costs reclassified (2)		5.2	—
Additions		2.5	—

Cost carried forward		7.7	—

Amortisation reclassified (2)		0.2	—
Charge for the year (1)		0.5	—

Amortisation carried forward		0.7	—

Closing net book value		7.0	—

Total intangible assets		98.4	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(1)	Amortisation of $0.5 million is included in depreciation and amortisation expense in the statement of comprehensive income

(2)	Landowner share based payments have been reclassified as an intangible asset.
Goodwill acquired is tested annually for impairment in accordance with accounting policy Note 1 (xi). Goodwill is allocated to the relevant cash generating unit (“CGU”) for impairment testing.
The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management. The goodwill in relation to the Ballarat acquisition has been tested for impairment. No impairment was found to exist due to a significant increase in the gold price since the time of acquisition.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 22: AVAILABLE-FOR-SALE FINANCIAL ASSETS
During 2006, after entering into a merger proposal between the Company and Ballarat, Lihir Australian Holdings Pty Ltd held an 11% interest in Ballarat. These equity securities were carried at fair value. During 2007, upon completion of the merger, the remaining shares were acquired and the wholly owned Ballarat is consolidated into the Consolidated Entity’s accounts.
During 2007, the Consolidated Entity acquired 6,000,000 shares of Rex Minerals Limited for A$1.5 million representing an 11.64% interest.

	$m
	2007	2006
At beginning of year	33.0	—
Additions	1.3	33.0
De-classification on business combination	(33.0)	—
Revaluation surplus/(deficit) transfer to Equity	1.2	—

At end of year	2.5	33.0

	$ m
	2007	2006
Listed securities:
Equity securities	2.5	33.0

	2.5	33.0

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 23: ACCOUNTS PAYABLE & ACCRUED LIABILITIES

	$m
	2007	2006
CURRENT
Trade creditors and accruals	64.0	46.2
Amounts payable to related parties	—	—
Other payables	—	0.4

	64.0	46.6

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 24: PROVISIONS

	$m
	2007	2006
CURRENT
Employee provisions	13.5	6.4

	13.5	6.4

NON CURRENT
Employee provisions	3.1	3.1
Other provisions	1.4	—
Rehabilitation provision	10.7	11.1

	15.2	14.2

(a) Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	$m
	2007	2006
Employee provisions current
Annual leave	5.4	2.9
Sick leave	1.0	0.6
Service bonus	3.7	1.3
Short term incentives	2.1	1.2
Long service leave current	1.3	0.4

	13.5	6.4

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Consolidated Entity and are entitled to receive back their contributions plus a further 10% from the Consolidated Entity where they remain employed for at least two years from the date of contribution.
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

	$m
	2007	2006
Employee provisions non-current
Long service leave	3.1	2.1
Service bonus	—	1.0

	3.1	3.1

(c) Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	$m
	2007	2006
Rehabilitation provision
Carrying amount at start of year	11.1	9.8
- additional / (reduction in) provision for changes in estimated cash outflows	(1.7)	0.4
- additional provision due to ground disturbance	0.1	0.2
- life of mine variation	—	—
-acquisition of subsidiaries	0.5	—
- interest charge	0.7	0.7

Carrying amount at end of year	10.7	11.1

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: BORROWINGS AND FINANCE FACILITIES

	$m
	2007	2006
CURRENT
Project financing facility — gold loan	—	26.9
Ballarat facility	—	35.6
Finance leases (Note 33)	0.3	—

	0.3	62.5

NON CURRENT
Project financing facility — gold loan	—	188.6
Project financing facility — revolving credit facility	—	30.0
Finance leases (Note 33)	0.7	—

	0.7	218.6

Project financing facility
During the year, the project financing facility was fully paid out. The facility consisted of a revolving credit facility and a gold loan.
Repayment of gold loan
A 480,000 ounce gold loan facility was fully drawn down on 15 September 2005 generating funds of $215.5m at the draw down price of $449/ounce. In compliance with IAS 39, the gold loan was accounted for as borrowings on an historical cost basis. Although the gold loan contained an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allowed the Company to account for the loan on an historical cost basis because subsequent repayment was to be by physical delivery of mined gold.
The Company settled the borrowings by purchasing the majority of the gold on market instead of by using gold from mine production; a minor quantity came from production. For accounting purposes a loss was crystallised upon entering into the spot deferred purchase of gold designated to repay the borrowings. The loss of $117.9m was recorded in the statement of comprehensive income as a finance cost.
Repayment of revolving credit facility
During the period the Company drew down a further $20m of the revolving credit facility, drawing it to $50m. On 29 May 2007 an amount of $50m was repaid to fully settle and terminate the revolving credit facility.
Ballarat Goldfields Facility
During the period a further A$3.0m ($2.4m) was drawn down on the Ballarat Goldfields facility. An amount of $38.0m was paid to fully settle the facility by 30 April 2007.

	Ballarat		Revolving
	Goldfields	Gold	Credit
2006	Facility	Loan	Facility	Total
Repayment Maturity	$m	$m	$m	$m

Current
Less than one year	35.6	26.9	—	62.5

Non-current
Between one and two years	—	44.9	—	44.9
Between two and three years	—	58.4	—	58.4
In excess of three years	—	85.3	30.0	115.3

	—	188.6	30.0	218.6

Total	35.6	215.5	30.0	281.1

Weighted average interest rate	8.10%	2.60%	7.30%	3.20%

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Ballarat		Revolving
	Goldfields	Gold	Credit
2005	Facility	Loan	Facility	Total
Repayment Maturity	$m	$m	$m	$m

Current
Less than one year	—	—	—	—

Non-current
Between one and two years	—	26.4	—	26.4
Between two and three years	—	44.9	—	58.4
In excess of three years	—	143.6	—	143.6

	—	215.5	—	215.5

Total	—	215.5	—	215.5

Weighted average interest rate	—	2.0%	—	2.0%

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 26: SHARE CAPITAL

	$m
	2007	2006
(a) Issued and paid up capital
Ordinary shares
Opening balance	1,027.1	1,027.5
New issues — Ballarat acquisition	316.5	—
New issues — capital raising	989.0	—
Less: Transaction costs	(11.6)	—
Shares reclassified as treasury shares	(1.3)	(0.4)

Closing balance	2,319.7	1,027.1

	Number of shares ’000
	2007	2006
(b) Issued and paid up capital
Opening balance	1,284,049	1,284,225
New issues — capital raising	508,277	—
New issues — Ballarat acquisition	111,996	—
Shares reclassified as treasury shares	(410)	(176)

Closing balance	1,903,912	1,284,049

The company’s securities consist of ordinary, restricted executive and class B shares. Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of the Company.
The treasury restricted executive shares are shares purchased for the LESP (see Note 39 Share Based Payments).
In accordance with the PNG Companies Act 1997, par values are not attributable to shares and there is no authorised capital.
Ballarat acquisition
On the 8 March 2007 and under the Scheme of Arrangement for the merger with Ballarat see Note 28, the Company issued 112.0m shares with a value of $316.5m to Ballarat shareholders. The Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held.
Capital raising
On the 17 April, 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors. As a result, 508.3m new shares were issued, resulting in cash proceeds of $989.0m. The purpose of the equity raising was to close out the Company’s gold hedge contracts, repay the 480,000 ounce gold loan, repay effectively all of the Company’s other secured debt facilities and provide funding for future developments including capital expenditure to complete the Ballarat East project.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 27: RESERVES

	US$m
	2007	2006
(a) Reserves
Hedging reserve — cash flow hedges	(221.9)	(256.1)
Employee Share based payments reserve	3.3	0.2
Landowner Share based payments reserve	5.2	5.2
Fair value reserve	0.8	—
Foreign currency translation reserve	42.6	—

	(170.0)	(250.7)

Movements:

Hedging reserve — cash flow hedges
Opening balance	(256.1)	(225.7)
Fair value of cash flow hedges	(59.1)	(40.6)
Call options sold	—	(9.4)
Deferred hedging gains / (losses)	97.8	(0.8)
Deferred taxation	(4.5)	20.4

	(221.9)	(256.1)

Employee share based payments reserve
Opening balance	0.2	—
Share rights expensed	2.9	0.3
Deferred taxation	0.2	(0.1)

	3.3	0.2

Landowners share based payments reserve
Opening balance	5.2	—
Share rights capitalised	—	5.2

	5.2	5.2

Fair value reserve
Opening balance	—	—
Fair value of available for sale financial assets	1.2	—
Deferred tax	(0.4)	—

	0.8	—

Foreign currency translation reserve
Opening balance	—	—
Currency translation differences arising during the year	42.6	—

	42.6	—

(b) Retained Profits

Movements in retained profits / (losses) were as follows:

Opening balance	35.5	(18.3)
Net profit for the year	(24.1)	53.8

	11.4	35.5

Nature and purpose of reserves
Available-for-sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(xvii). Amounts are recognised in profit and loss when the associated assets are sold or impaired.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Hedging reserve — cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(xvii). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.
Share-based payments reserve
The share-based payments reserve is used to recognise:
•	the fair value of options issued to employees but not exercised

•	the fair value of shares issued to employees

•	in the parent entity — the fair value of shares and options issued to employees of subsidiaries
Landowner share-based payments reserve
The landowner share-based payments reserve is used to recognise:
•	the fair value of shares issued to local landowners
Foreign currency translation reserve
Exchange differences arising on translation of a foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(xxxi). The reserve is recognised in profit and loss when the net investment is disposed of.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 28: BUSINESS COMBINATION
(a) Summary of acquisition
On 26 February 2007, the Company acquired Ballarat. Ballarat has four wholly-owned subsidiary companies: New Resources Pty Ltd., Berringa Resources Pty Ltd., Ballarat West Goldfields Pty Ltd. and Corpique (No. 21) Pty Ltd. All companies are incorporated in Australia.
Under the Scheme of Arrangement for the merger, Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held. The Company’s shares issued were valued at the closing price on the date of acquisition.
If the acquisition had occurred on 1 January 2007, consolidated revenue and consolidated loss for the year ended 31 December 2007 would have been $498.4m and $24.1m respectively. These amounts have been calculated using the Consolidated Entity’s accounting policies.
The Company has provisionally determined the acquisition accounting with work continuing to finalise the valuation of and accounting for the assets.
Provisional details of the fair value of the assets and liabilities acquired are as follows:

$m
Purchase consideration	316.5

Shares issued	33.0
Cash paid — prior year	3.5

Direct costs relating to the acquisition	353.0
Fair value of net identifiable net assets	353.0

—

(b) Reconciliation to cash flow

2007
$m
Acquisition of subsidiary net of cash acquired:
Cash consideration	3.0
Less: cash balances acquired	(22.6)

Net outflow/(inflow) of cash	(19.6)

Cash consideration is direct costs relating to the acquisition paid during the period.
(c) Assets and liabilities acquired

	Acquiree’s
	carrying amount	Fair value
	$m	$m
Cash and cash equivalents	22.6	22.6
Receivables	0.7	0.7
Inventory	0.4	0.4
Prepayments	0.1	0.1
Property, plant and equipment	27.2	27.2
Intangible assets	1.0	46.3
Development properties	—	272.6
Deferred tax asset	20.8	20.8
Accounts payable	(3.9)	(3.8)
Goodwill	—	36.3
Borrowings	(1.1)	(1.1)
Provisions	(0.8)	(1.0)
Deferred tax liability	(0.2)	(68.0)

Net assets	66.8	353.0

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 29: INVESTMENTS IN SUBSIDIARIES

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Limited	100%	Australia
Lihir Australian Holdings Pty Ltd	100%	Australia
Ballarat Goldfields Pty Ltd	100%	Australia
New Resource Pty Ltd	100%	Australia
Berringa Resources Pty Ltd	100%	Australia
Ballarat West Goldfields Pty Ltd	100%	Australia
Corpique No. 21 Pty Ltd	100%	Australia
Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 34.
On 4 September 2006 Lihir Australian Holdings Pty Limited was incorporated and became a 100% owned subsidiary of the Company.
On 26 February 2007, the Company acquired Ballarat. Ballarat has four wholly-owned subsidiary companies: New Resources Pty Ltd., Berringa Resources Pty Ltd., Ballarat West Goldfields Pty Ltd. and Corpique (No. 21) Pty Ltd. On 7 September 2007, the status of Ballarat was changed from a no liability company to a proprietary company.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 30: KEY MANAGEMENT PERSONNEL
Directors
The following persons were directors of the Company during the financial year:

(i)	Chairman — Non-Executive
Dr Ross Garnaut

(ii)	Executive Directors
Mr Arthur Hood, Managing Director

(iii)	Non-Executive Directors
Mr Bruce Brook
Dr Peter Cassidy
Dr Michael Etheridge (appointed 20 March 2007)
Mrs Winifred Kamit
Mr Geoff Loudon Mr Alister Maitland (appointed 20 March 2007)
Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, directly or indirectly, during the financial year:

Name	Position	Employer
Phil Baker	Chief Financial Officer	Lihir Services Australia Pty Ltd
(from 21 January 2007)
Joe Dowling	General Manager Corporate Affairs	Lihir Services Australia Pty Ltd
Murray Eagle	General Manager External Affairs & Sustainable	Lihir Gold Limited
Development
Noel Foley	Executive General Manager, Operations	Lihir Gold Limited
Graham Folland	General Manager Corporate Development	Lihir Services Australia Pty Ltd
Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd
Wojciech Ozga	General Manager, Ballarat Operations	Lihir Services Australia Pty Ltd
(from 8 March 2007)
Ron Yung	General Manager Organisation Performance	Lihir Services Australia Pty Ltd
Richard Laufmann	Executive General Manager Australian Operations and	Lihir Services Australia Pty Ltd
Business Development
(from 8 March 2007 to 8 June 2007)
Paul Fulton	Chief Financial Officer	Lihir Services Australia Pty Ltd
(from 1 January 2007 to 20 January 2007)
For 2006, the following persons were key management personnel:

Name	Position	Employer
Paul Fulton	Chief Financial Officer	Lihir Services Australia Pty Ltd
Joe Dowling	Manager Investor Relations	Lihir Services Australia Pty Ltd
Murray Eagle	General Manager External Affairs & Sustainable	Lihir Gold Limited
Development
Noel Foley	Executive General Manager	Lihir Gold Limited
(from 13 March 2006)
Graham Folland	General Manager Corporate Development	Lihir Services Australia Pty Ltd
(from 1 March 2006)
Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd
(from 14 August 2006)
Ron Yung	General Manager Organisation Performance	Lihir Services Australia Pty Ltd
(from 1 July 2006)
Jan Anderson	General Manager Operations	Lihir Gold Limited
(from 1 January 2006 to 22 February 2006)
Mark Laurie	Company Secretary/General Counsel, Manager Corporate &	Lihir Gold Limited
Towns
(from 1 January 2006 to 24 November 2006)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Key management personnel compensation

		$
	2007	2006	2005
Short-term employee benefits	4,884,602	2,889,353	2,750,407
Post-employment benefits	424,112	178,219	293,162
Termination benefits	842,467	1,106,205	—
Long-term benefits	25,967	—	—
Share-based payments	1,920,781	722,258	—

	8,097,929	4,896,035	3,043,569

Equity instrument disclosures relating to key management personnel
Share rights provided as remuneration
Details of share rights provided as remuneration, together with terms and conditions of the share rights, can be found in item 6 — Directors, Senior Management and Employees.
Share right holdings
Details of share rights granted under the LESP to 31 December 2007 are:

		Equity settled
	Balance at	compensatio	Equity settled
	start of the	n	compensatio		Other	Balance at end	Vested and
Name	year	(rights issue)	n	Exercised	changes	of the year	exercisable	Unvested
Directors of Lihir Gold Limited

Mr Arthur Hood	181,677	4,061	1,531,194	(49,208)	—	1,667,724	—	1,667,724

Other key management personnel of the Consolidated Entity

Phil Baker	—	—	251,786	—	—	251,786	—	251,786

Joe Dowling	35,945	3,072	160,679	(37,220)	(1,797)	160,679	—	160,679

Murray Eagle	54,225	3,547	213,977	(4,634)	(2,711)	264,404	51,514	212,890

Noel Foley	47,926	4,139	242,342	(50,148)	(1,917)	242,342	—	242,342

Graham Folland	41,080	1,593	206,297	(42,984)	(1,643)	204,343	—	204,343

Stuart MacKenzie	13,734	4,634	176,422	(14,969)	—	179,821	—	179,821

Wojciech Ozga	—	—	165,235	—	—	165,235	—	165,235

Ron Yung	18,885	1,235	196,949	(19,307)	(1,171)	196,591	—	196,591
Paul Fulton	—	—	—	—	—	—	—	—

	393,472	22,281	3,144,881	(218,470)	(9,239)	3,332,925	51,514	3,281,411

- F 52 -

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
2006

	Balance at				Balance at	Vested
	start of the	Granted as		Other	end of the	and
Name	year	compensation	Exercised	changes	year	exercisable	Unvested
Directors of Lihir Gold Limited

Mr Arthur Hood	—	362,263	(176,071)	(4,515)	181,677	—	181,677

Other key management personnel of the Consolidated Entity
Jan Anderson	—	—	—	—	—	—	—

Joe Dowling	—	35,945	—	—	35,945	—	35,945
Murray Eagle	—	54,225	—	—	54,225	—	54,225

Noel Foley	—	47,926	—	—	47,926	—	47,926

Graham Folland	—	41,080	—	—	41,080	—	41,080

Paul Fulton	—	—	—	—	—	—	—
Stuart MacKenzie	—	13,734	—	—	13,734	—	13,734

Ron Yung	—	18,885	—	—	18,885	—	18,885

	—	574,058	(176,071)	(4,515)	393,472	—	393,472

Share holdings
The numbers of shares in the Company held during the financial year by each director of the Company and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.
2007

		Received during
		the year on the
	Balance at the	exercise of share	Other changes	Balance at the
Name	start of the year	rights	during the year	end of the year
Directors of Lihir Gold Limited
Dr Ross Garnaut	53,225	—	48.298	101,523
Mr Arthur Hood	228,371	49,208	76,125	353,704
Mr Bruce Brook	10,000	—	23,334	33,334
Dr Peter Cassidy	33,225	—	11,076	44,301
Dr Michael Etheridge	—	—	61,728	61,728
Mrs Winifred Kamit	2,000	—	667	2,667
Mr Geoff Loudon	143,840	—	—	143,840
Mr Alister Maitland	—	—	30,864	30,864

Other key management personnel of the Consolidated Entity Ordinary shares
Ordinary shares
Phil Baker	—	—	10,000	10,000
Joe Dowling	15,000	37,220	5,000	57,220
Murray Eagle		4,634		4,634
Noel Foley	35,191	50,148	11,731	97,070
Graham Folland	3,500	42,984	1,167	47,651
Stuart MacKenzie	—	14,969	—	14,969
Wojciech Ozga		—	54,000	54,000
Ron Yung	2,000	19,307	667	21,974

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
2006

		Received during
		the year on the
	Balance at the	issuance of share	Other changes	Balance at the
Name	start of the year	rights	during the year	end of the year
Directors of Lihir Gold Limited
Ordinary shares
Dr Ross Garnaut	53,225	—	—	53,225
Mr Arthur Hood	—	176,071	52,300	228,371
Mr Bruce Brook	—	—	10,000	10,000
Dr Peter Cassidy	33,225	—	—	33,225
Mrs Winifred Kamit	2,000	—	—	2,000
Mr Geoff Loudon	143,840	—	—	143,840
Mr John O’Reilly	—	—	—	—

Other key management personnel of the Consolidated Entity
Ordinary shares
Jan Anderson (1)	—	—	—	—
Joe Dowling	15,000	—	—	15,000
Murray Eagle	—	—	—	—
Noel Foley	—	—	35,191	35,191
Graham Folland	—		3,500	3,500
Paul Fulton (1)	—	—	—	—
Stuart MacKenzie	—	—	—	—
Ron Yung	—	—	2,000	2,000

(1)	Employment with Consolidated Entity ceased
Loans to key management personnel
Details of loans made to directors of the Company and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.
Aggregates for key management personnel

		Interest paid			Number in
	Balance at the	and payable for	Interest not	Balance at the	Consolidated
	start of the year	the year	charged	end of the year	Entity at the end
Consolidated Entity	$	$	$	$	of the year
2007	—	—	373	8,769	1
2006	—	—	—	—	—
The amounts shown for interest not charged in the tables above represent the amount of interest that would have been charged on an arm’s-length basis.
An allowance for doubtful receivables has been recognised in relation to this loan to recognise that the key management personnel will not be required to repay the loan while he remains employed by the Company. The loan will be fully forgiven one year from the date of receiving the loan.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG kina 100,000 for 2007 fall into the following bands:

Remuneration and benefit band	Number of employees
$US	2007	2006	2005
$ 30,001 - $ 40,000	37	48	11
$ 40,001 - $ 50,000	27	25	7
$ 50,001 - $ 60,000	24	17	6
$ 60,001 - $ 70,000	20	14	2
$ 70,001 - $ 80,000	26	7	3
$ 80,001 - $ 90,000	13	11	4
$ 90,001 - $100,000	11	8	5
$100,001 - $110,000	15	7	10
$110,001 - $120,000	17	10	4
$120,001 - $130,000	36	6	9
$130,001 - $140,000	24	7	5
$140,001 - $150,000	29	5	9
$150,001 - $160,000	21	5	7
$160,001 - $170,000	20	6	6
$170,001 - $180,000	7	6	7
$180,001 - $190,000	10	8	—
$190,001 - $200,000	2	2	3
$200,001 - $210,000	2	1	3
$210,001 - $220,000	4	5	3
$220,001 - $230,000	1	—	2
$230,001 - $240,000	1	3	1
$240,001 - $250,000	3	1	1
$250,001 - $260,000	3	—	—
$260,001 - $270,000	4	1	—
$270,001 - $280,000	1	1	—
$280,001 - $290,000	—	1	1
$310,001 - $320,000	—	1	—
$350,001 - $360,000	1	—	—
$360,001 - $370,000	1	—	—
$390,001 - $400,000	—	—	1
$450,001 - $460,000	1	1	—
$470,001 - $480,000	1	—	1
$480,001 - $490,000	1	—	—
$610,001 - $620,000	1	—	—
$640,001 - $650,000	1	—	—
$650,001 - $660,000	1	—	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 31: RETIREMENT BENEFITS
Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on a percentage of the employee’s base salary. Contributions made during the year amounted to $2.5 million (2006: $1.1million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $1.4 million (2006: $1.0 million, 2005: 0.9 million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
NOTE 32: AUDITOR’S REMUNERATION
During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

		$
	2007	2006	2005
(a) Assurance services
Audit services
PricewaterhouseCoopers, PNG Firm	154,843	340,333	248,555
PricewaterhouseCoopers, Other Overseas Firms	530,295	114,976	104,589

Total remuneration for audit services	685,138	455,309	353,144

Other assurance services
PricewaterhouseCoopers, PNG Firm	16,026	58,115	51,942
PricewaterhouseCoopers, Other Overseas Firms	625,664	54,254	58,926

Total remuneration for other assurance services	641,690	112,369	110,868

Total remuneration for assurance services	1,326,828	567,678	464,012

(b) Taxation services
PricewaterhouseCoopers,	53,598	78,884	128,682

Total remuneration for taxation services	53,598	78,884	128,682

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 33: CAPITAL AND LEASING COMMITMENTS
Operating lease commitments
Non-cancellable operating lease commitments contracted for
at balance date but not yet incurred are as follows:

	$ m
	2007	2006
Payable
- not later than one year	0.7	1.0
- later than one year but not later than 2 years	0.5	0.7
- later than two years but not later than 5 years	0.7	1.3
- later than 5 years	—	2.3

	1.9	5.3

     The major operating leases relate to the corporate building leases of $1.9m through to mid 2010.
Finance lease commitments

	$ m
	2007	2006
Payable
- not later than one year	0.4	—
- later than one year but not later than 2 years	0.4	—
- later than two years but not later than 5 years	0.3	—

Total minimum lease payments	1.1	—

Future finance charges	(0.1)	—

Total finance lease liability	1.0	—

Representing lease liabilities:
Current	0.3	—
Non-current	0.7	—

	1.0	—

The Consolidated Entity’s Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 – 5 years.
Capital expenditure commitments

	$ m
	2007	2006
Capital expenditure commitments contracted for:
Payable — not later than one year	9.0	68.3

	9.0	68.3

The major items of capital commitment are: Geothermal and de-watering well drilling Lihir Island ($1.6 million), mess facility Lihir Island ($0.7 million), Kapit village relocation Lihir Island ($0.6 million), other items of expenditure Lihir Island ($4.4 million), completion of stage 2 processing plant and surface infrastructure project Ballarat ($1.7 million).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 34: CONTINGENT LIABILITIES AND CONTINGENT ASSETS
Contingent liabilities
Ballarat
Ballarats bankers have guaranteed $1,082,000 (2006: $1,082,000) in the event that the Company is called upon to rehabilitate any of the entity’s exploration sites. The guarantee is secured against cash deposits, land and buildings.
Niugini Mining Limited – ats — J Bumbandy and the customary landowners of the Mt Victor gold mine area
A wholly-owned subsidiary, Niugini Mining Limited (“NML”), has been subject to claims originally initiated in 1997 in connection with the decommissioned Mt Victor mine in Papua New Guinea. The claims seek unspecified damages as a result of alleged negligence and unlawful environmental degradation. The original claim was dismissed in July 2006 and the claimants’ appeal against that decision was dismissed by the Supreme Court of PNG in June 2007.
The claimants brought a fresh claim in the National Court of PNG containing the same allegations and cause of action as in the claim dismissed in July 2006. In September 2007, the Court found in favour of NML and the proceedings were dismissed. The claimants have now appealed that decision. An objection to the competency of the appeal has been filed on behalf of NML. NML plans to pursue vigorously its objection and defend the appeal.
Niugini Mining (Australia) Pty Limited – ats – Roderick Salfinger
A wholly-owned subsidiary, Niugini Mining (Australia) Pty Limited (“NMAL”), received a claim relating to an asset transfer agreement between NMAL and Arkaroola Resources Pty Ltd (“Arkaroola”). The claim was brought by Mr Roderick Salfinger, a former director of Arkaroola (which is now deregistered). On the preliminary question of whether the action being pursued was validly assigned to Mr Salfinger, a judge of the Federal Court of Australia found that the assignments on which Mr Salfinger relied to bring the action were not sustainable and gave judgment in favour of NMAL.
Mr Salfinger has appealed the decision to the full bench of the Federal Court. NMAL plans to defend the appeal vigorously.
Contingent assets
Ballarat
As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Matyborough & Dunolly during 2004, Ballarat is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat.
NOTE 35: DIVIDEND RESTRICTION
The Syndicated Facilities Agreement was settled and cancelled on 8 June 2007 and the Company is no longer subject to dividend restrictions.
Previously, the Syndicated Facilities Agreement signed on 15 September 2005 permitted the payment of dividends and other distributions only if certain conditions were met. The Company could generally at any time prior to the next calculation date (30 June and 31 December each year with the first Calculation Date being 31 December 2007 as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Agreement.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 36: RELATED PARTY TRANSACTIONS
Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors’ interests are outlined in the Directors’ Report. Tthe following related party transaction, to parties outside of the wholly owned group, continued during 2005, 2006 and 2007:
The Company has contracted for the services of Dr Ross Garnaut, following and relating to his re-appointment as Chairman of the Company. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him. Dr Garnaut has also agreed to be bound by its terms which are:
•	Dr Garnaut was re-appointed as chairman for a three-year period commencing on May 1, 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement;

•	No fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office; and
The Company has agreed to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgment is given in his favour, he is acquitted, or relief is granted to him under the Companies Act. The indemnity does not apply to the extent it would be inconsistent with the Company’s constitution or to the extent the liability is otherwise insured
NOTE 37: EARNINGS PER SHARE
The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2007 no options were outstanding.

	$ m
	2007	2006	2005
Net profit / (loss) attributable to ordinary shareholders	(24.1)	53.8	9.8

Weighted average number of ordinary shares (millions)	1,713.8	1,284.2	1,284.2
Basic EPS (cents/share)	(1.4)	4.2	0.8

Diluted number of ordinary shares (millions)	1,717.4	1,287.5	1,284.2
Diluted EPS (cents/share)	(1.4)	4.2	0.8
Reconciliation of weighted average number of ordinary shares

	2007	2006	2005
Weighted average number used in calculating basic earnings per share (in millions)	1,713.8	1,284.2	1,284.2

Adjustments for calculation of diluted earnings per share:
Contingently issuable shares	3.3	—	—
Effect of share options on issue	0.3	—	—

Weighted average number used in calculating diluted earnings per share (in millions)	1,717.4	1,287.5	1,284.2
NOTE 38: DIVIDENDS PER SHARE
No dividends were declared or paid in 2007, 2006 or in 2005.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 39: SHARE BASED PAYMENTS
Lihir Executive Share Plan
The establishment of the Lihir Executive Share Plan (the “LESP”) was approved by shareholders at the 2005 annual general meeting. The Board has the discretion to invite executives to participate in the LESP. It is the intention of the Board that invitations to participate in the LESP will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and its return to shareholders.
Participants are granted a specified number of share rights. A share right is a right to acquire an ordinary share in the Company for no consideration. Share rights are issued for $NIL consideration. Share rights have no voting rights or right to dividends until vested. The holders of share rights are entitled to participate in bonus share issues. Share rights cannot be transferred and are not quoted on any stock exchange.
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
If share rights vest and the participant exercises those rights, the Company is obliged to provide the participant with a corresponding number of Company shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares are purchased on-market for the participant and the Company funds the acquisition of shares on his or her behalf. Generally, all participants are required to hold the shares acquired upon exercise of share rights for a minimum period of three years after the relevant testing date. The participant is required to enter into a Deed of Undertaking with the Company agreeing to the restriction on disposal.
During 2007, there were a number of grants falling into two main grants, the “2007 grant” and the “2007 transitional grant” (see below). In addition, an adjustment was made in 2007 to the share rights held by existing participants who held share rights under the 2006 grant. Those participants were unable to participate in the 3 for 1 Entitlement Offer due to trading restrictions leading up to the capital raising. In recognition of participants in the LESP not being eligible to participate in the Entitlement Offer, the directors resolved that the number of share rights vested for each Participant be adjusted to take into account each participant’s entitlement to share rights had they been eligible to participate. The share rights are subject to the same three year service period restrictions. For valuation purposes no additional expense was recorded as these shares were assessed as having a fair value equal to the offset amount by which the original share rights would have diminished.
2007 Grant
Under the 2007 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions were met. Performance hurdles under the 2007 grant were set in reference to external measures (the Company’s performance in comparison to external benchmarks) or internal measures (the achievement of strategic and operational goals consistent with the duties and responsibilities of the executive concerned) or a combination of both. The 2007 grant provides that the testing of the performance hurdles or conditions will occur by reference to a date not earlier than twelve months after the effective date of grant of the share rights.
If an executive chooses to not exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlement to acquire those shares.
2007 Transitional Grant
The 2007 transitional grant is only available for employees who joined the Consolidated Entity prior to 30 June 2007. Employees who joined the Consolidated Entity between 1st January 2007 and the 30th June 2007 will receive a pro-rata calculation. Eligible employees who joined after 30 June 2007 will be invited to participate in the following year’s program and will receive a pro-rata allocation.
As with the 2007 grant, these share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions were met. Performance hurdles were set in reference to external measures (the Company’s performance in comparison to external benchmarks). The 2007 transition grant provides that the testing of the performance conditions will occur by reference to a date 18 months after the effective date of grant of the share rights (for half the share rights) and 2 1/2 years after the effective date of grant of the share rights (for the other half of the share rights).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Details of share rights granted under the LESP to 31 December 2007 are:

	Per share
	right			Number	Number	Number	Number	Number
Exercise	indicative			granted	exercised	forfeited	outstanding	exercisable
price	value	Hurdle	Number at	during	during	during	at 31-Dec-	at 31-Dec-
US$	US$	conditions	1-Jan-07	period	period	period	07	07
—	2.529	1	120,814	123,870	(48,940)	(32,561)	163,183	39,313
—	2.501	2	165,961	123,876	(122,645)	—	167,192	43,316
—	1.943	3	181,213	185,791	(102,597)	(13,644)	250,763	64,972
—	1.892	4	181,221	185,801	(102,603)	(13,644)	250,775	64,974
—	—	5	—	40,731	(33,128)	—	7,603	7,603
—	1.562	6	—	1,840,903	—	—	1,840,903	—
—	1.506	7	—	1,840,928	—	—	1,840,928	—
Total			649,209	4,341,900	(409,913)	(59,849)	4,521,347	220,178
The following share rights were exercised during the financial year

Number exercised	Exercise date	Weighted average price at exercise date (i)

409,913	14-20 Sep 2007	USD 2.93
i.	Purchased over a 5 day period due to restrictions on the volume that could be traded on any one day.
Fair value of share rights granted
Where share rights are subject to performance conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of share rights is subject to performance conditions, in general, the TSR hurdle must be satisfied.
The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.
The model inputs for share rights granted during the year ended 31 December 2007 included:
(a)	exercise price: $ nil (2006 — $ nil)

(b)	expected volatility: 42% (2006 — 43%)

(c)	risk-free interest rate: 6.12% (2006 - 6.05%).

(d)	Expected life of right (years): 10 years

(e)	Weighted average share price at grant date: $3.07 (2006 – $2.07)

(f)	expected dividend yield: 0% (2006 - 0%)
The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The historical Company share price data used to calculate the volatility was obtained from an independent external market data source. A three-year volatility annualised measure was used for the purposes of generating the indicative valuations.
The expected rate of return used in the valuations was set equal to the Commonwealth Government Bond rate with a yield-to-maturity that is equivalent to the performance/vesting period.
Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	$US ‘m
	2007	2006	2005
Executive share plan	2.9	0.5	—
Whilst the equity instruments are issued by the Company, where the employee services are provided to other entities within the Consolidated Entity the expenses are transferred accordingly.
The performance conditions attaching to each tranche of share rights are as follows:
1.	Individuals are set key performance indicators (KPI’s) based around the Company’s performance in developing corporate management and structures in line with Board policies to raise the long-term value of the Company, including through project and geographic diversification. The performance condition will be assessed by the Board.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
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

3.	This performance condition will be assessed by the Board by reference to the performance of the:
–	Company’s “total shareholder return” or TSR over the performance period from the VWAP (volume weighted average share price) Month Employed until the testing date using the VWAP; and

–	Average “total shareholder return” of the Comparator Group using the Comparator Group’s VWAP for the same time periods as applicable above.
If the Company’s annual TSR when compared with the Comparator Group’s annual TSR:
–	is greater by 10% or more, all of the share rights subject to this condition will vest; or

–	does not exceed the Comparator Group’s, no share rights subject to this condition will vest; or

–	is greater by less than 10% a straight-line calculated proportion of the share rights subject to this condition will vest.
Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations.

Comparator Group (Sept 05 grant and Jan 06 grants)

Prior to March 2006:

Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Placer Dome, Rio Tinto Limited, Harmony and Croesus

Grants after March 2006:

Newmont, Barrick, Newcrest, Anglo Gold, Oxiana, Goldfields (South Africa), Kingsgate and Sino Gold.

4.	This performance condition will be assessed to the extent to which the Company’s “total shareholder return” increases over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date VWAP.

If the Company’s TSR over the performance period increases by:
–	15% or more, the participant is entitled to all of the TSR growth share rights vesting;

–	5% or less, the participant will not be entitled to any TSR growth share rights vesting; or

–	More than 5% but less than 15%, the participant will be entitled to a pro rated number of TSR growth share rights vesting calculated on a straight line basis.
5.	This grant was made to existing participants who held share rights at the time of the 3 for 1 Entitlement offer and were unable to participate in the offer due to trading restrictions leading up to the capital raising. In recognition of Participants in the LESP not being eligible to participate in the Entitlement Offer, the directors resolved that the number of share rights vested for each Participant be adjusted to take into account each Participant’s entitlement to share rights had they been eligible to participate. The grant is subject to the same three year service period restrictions.

6.	This performance measure will be assessed on the extent to which Company’s TSR increases over the performance period compared to growth in the TSX Global Gold Index (“Index”) over the performance period. If Company’s TSR when compared with the TSX Global Gold Index:
–	is less than the Index, then none of the share rights subject to this tranche will vest;

–	is equal to the Index (Target case), then a fixed % [refer to (a) to (d) below] of the share rights subject to this tranche will vest; or

–	is equal to 125% of the Index (Stretch case), then 100% of the share rights subject to this tranche will vest; or

–	if the Company’s TSR is greater than the Index but less than 125% of the Index, then a proportion of the share rights (calculated on a straight-line basis) will vest.
Where the fixed % for the Target case is equal to:

(a)	50%

(b)	33.3%

(c)	37.5%

(d)	40%
The grant is split into two 50% tranches with performance periods of 1 July 2007 to 31 December 2008 and 1 July 2007 to 31 December 2009.

7.	This performance measure will be assessed on the extent to which the Company’s TSR increases over the performance period compared to the TSR growth of companies in the Comparator Group over the performance period. If the Company’s TSR when compared with the TSR’s of the companies in the Comparator Group:
–	is at less than the 50th Percentile (“P50”), then none of the share rights subject to this tranche will vest;

–	is equal to P50 (Target case), then [a fixed % [refer to (a) to (d) below] of the share rights subject to this tranche will vest; or

–	is equal to the 90th Percentile (“P90”) (Stretch case), then 100% of the share rights subject to this tranche will vest.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
–	if Company’s TSR is greater than P50 but less than P90, then a proportion of the share rights subject to this tranche (calculated on a straight-line basis) will vest.
Where the fixed % for the Target case is equal to:

(a)	50%

(b)	33.3%

(c)	37.5%

(d)	40%

The Comparator Group is composed of those companies in the TSX Global Gold Index with a market capitalisation of more than US$1billion at the commencement of the performance period, plus Newcrest, which remain listed companies at the end of the performance period.

The grant is split into two 50% tranches with performance periods of 1 July 2007 to 31 December 2008 and 1 July 2007 to 31 December 2009.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 40: SUBSEQUENT EVENTS
Proposed Merger with Equigold NL
On March 20, 2008, the Company announced that it proposes to merge with another gold mining company, Equigold NL. The merger is to be achieved through a Scheme of Arrangement, with Equigold shareholders to receive 33 LGL shares for every 25 Equigold shares they own.
Implementation of the merger is conditional on the satisfaction of a number of conditions precedent. The principal conditions precedent to the implementation of the Scheme include:
•	obtaining approvals from applicable regulatory bodies such as the Foreign Investment Review Board, the Australian Securities and Investments Commission, the ASX, POMSoX, PNGSC and the TSX as appropriate;

•	obtaining exchange control approval from the Bank of Papua New Guinea;

•	if required under decree 96-634 of August 9, 1996 determining the terms of application of Law 95-553 of July 18, 1995 being the Mining Code of the Republic of the Ivory Coast, obtaining the authorisation of the Administration des Mines to implement the Scheme;

•	obtaining Equigold shareholder approval of the Scheme at the scheme meeting by the requisite majorities under the Corporations Act; and

•	obtaining Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act.
Equigold is an Australian gold miner with current production at the Mount Rawdon and Kirkalocka projects in Australia. Equigold is currently developing the 85% owned Bonikro deposit located in Ivory Coast in West Africa. Commissioning of the processing plant is expected to commence in June 2008 and commercial production is scheduled to commence in July 2008. Equigold total gold inventory currently stands at approximately 1.9 million ounces in reserves.
The Mt Rawdon project is located in southeast Queensland. The current mine life is in excess of 10 years. Gold production during FY07 was 110,992 ounces, at a cash cost of A$373 (US$347) per ounce. For the half year ended 31 December 2007, production was 61,462 ounces at a cash cost of A$331 (US$308) per ounce.
The Kirkalocka project is located in the Murchison region of Western Australia. Gold production during FY07 was 37,472 ounces, at a cash cost of A$432 (US$402) per ounce. It is expected that milling will exhaust the broken ore stockpiles by May 2008, at which time the project will move into the closure and final rehabilitation phase.
The Bonikro project is located in southern Ivory Coast in West Africa. Construction is nearing completion with commercial production scheduled to begin in July 2008. For the first full year, production is expected to be approximately 140,000 ounces, of which Equigold’s share is forecast at approximately 120,000 oz.
Significant recent exploration results at the Hiré, Bonikro Deeps and Dougbafla East projects, all within 15 kilometres of Bonikro, give Equigold confidence that drilling programs will lead to further increases in reserves.
Equigold also has 15,351 square kilometres of exploration licences either granted or under application in Ivory Coast covering in excess of 700 kilometres of strike of highly prospective West African Birimian greenstone belts.
The greenstone belts in Ivory Coast are similar to or extensions of geology in the surrounding countries of Ghana, Mali, Burkina Faso, Niger and Guinea. This West African geological setting has yielded numerous multi million ounce gold discoveries in the above countries and in Ivory Coast over recent years.
Equigold has five drill rigs working full time on various projects. Equigold is currently drilling in excess of 100,000 metres a year and spending in excess of US$7 million a year on exploration. The tenement package presents the full range of exploration opportunities including numerous untested geochemical soil anomalies, eight prospects with anomalous drill intersections requiring follow up and one with a mineable reserve (Bonikro).
Issue of Additional Capital
In accordance with its commitment made under a non-binding Heads of Agreement dated March 28, 2003 between the State (PNG), Mineral Resources Lihir Limited, the Company and other Lihirian entities and the Integrated Benefits Package Revised Agreement (which was signed on 2 April 2007), on March 26, 2008, 3,284,499 ordinary shares were issued for nil cash consideration to Mineral Resources Lihir Limited, which is the trustee of the Lihirians Equity Trust, to be held in trust for customary landowners of Lihir Island. This issue takes the

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Company’s total issued capital to 1,907,781,743 fully paid shares (including 585,984 Restricted Executive Shares but excluding 161,527,405 Class B shares).
MOPU Project
On February 29, 2008 the Board of Directors announced the approval to proceed with a major upgrade of the Lihir operation which should lift gold production capacity to approximately 1 million ounces per year from 2011. The upgrade has been the subject of a rigorous 12 month feasibility study which concluded that it would provide a robust return, positioning the Company for increased output, lower cash costs and more reliable and consistent production. See “Item 4. Information on the Company – D. Property, Plant and Equipment” for a discussion on the nature and reason for the major upgrade, an estimate of the amount of expenditure, a description of the method of financing, estimated dates of start and completion and the increase of production capacity anticipated.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
DIRECTORS’ DECLARATION
In the opinion of the directors:
1.	The financial statements and notes of the Company and of the Consolidated Entity:
a.	comply with International Financial Reporting Standards and other mandatory professional reporting requirements; and,

b.	give a true and fair view, in all material respects, of the financial position as at 31 December 2007 and performance of the Company and the Consolidated Entity for the year ended on that date; and are in accordance with the Papua New Guinea Companies Act 1997.
2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
The Directors in making this declaration have received appropriate certification from the Managing Director and Chief Financial Officer.
On behalf and in accordance with a resolution of the board,

Ross Garnaut	Arthur Hood
Chairman	Managing Director

15 April 2008

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
Additional disclosures for PNG investors
In accordance with Accounting Standards Board Directive 2 (ASBD 2) and the Investment Promotion Authority, the Company has approval to prepare and lodge US dollar financial statements, being their measurement and presentation currency. The following supplementary information is however required and is expressed in PNG Kina terms:

	CONSOLIDATED ENTITY
	2007	2006
	PGK Mil	PGK Mil	2005
Revenue	1,389.5	1,156.0	658.3
Net Profit	(67.2)	161.2	28.7

Total Assets	6,427.7	4,366.8	3,882.9
Total Liabilities	(402.8)	(1,997.0)	(1,577.2)

Net Assets	6,024.9	2,369.8	2,305.7

Asset and liability balances are translated from US dollars (the Company’s measurement currency) at the rate prevailing at 31 December 2007 of PGK1.00 = $0.3587 (2006: PGK1.00 = $0.3426, 2005:- PGK1.00 = $0.3398) while income and expense items are translated at a rate that approximates actual exchange rates for the year of PGK1.00 = $0.3545 (2006: PGK1.00 = $0.3339, 2005:- PGK1.00 = $0.3416).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
LIHIR GOLD LIMITED
(Registrant)
/s/  Arthur Hood
By Arthur Hood
Title:  Managing Director
Dated: April 18, 2008

Item 19. Exhibits

Exhibit 1 *	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (a) *	Syndicated Facilities Agreement between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribus, Bank of Western Australia Limited, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe General, Société Génerale Australia Branch, WestLB AG, and Westpac Banking Corporation dated September 13, 2005 incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (b) *	Refinancing Coordination Deed 2005 between Lihir, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, dated September 13, 2005. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (c) *	Amending Deed (Security Trust Deed) between Lihir Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, Mitsui & Co. Precious Metals Inc., and J. Aron & Company dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (d) *	Lihir Gold Security Trust Deed between Lihir, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Citibank N.A., and J. Aron & Company dated November 22, 2000 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (e) *	Lihir Gold Limited Offshore Charge between Lihir and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (f) *	Lihir Gold Deed of Security (PNG) 2005 between Lihir and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (g) *	Lihir Gold Mortgage of Bullion Account between Lihir and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (h) *	Special Mining Lease, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (i) *	Mining Development Contract, dated as of March 17, 1995, between Lihir and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (m) *	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (n) *	Putput and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (o) *	Integrated Benefits Package Review Status Statement (“LSDP”) between Nimamar Rural Local Level Government, Lihir Mining Area Landowners Association, the State of Papua New Guinea, New Ireland Provincial Government and Lihir dated November 9, 2005 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (p) *	Amended and Restated Lihirian Equity Settlement Agreement dated January 27, 2006 between Mineral Resources Development Company Limited, Mineral Resources Lihir Limited and the European Investment Bank (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (q) *	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir, together with amendment thereto dated August 18, 1995 (incorporated by reference to Lihir’s annual report on Form 20- F for the fiscal year ended December 31, 2003).

Exhibit 4 (r) *	Number not used

Exhibit 4 (s) *	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (v) *	Parent Deposit Agreement between Lihir Gold Limited and Australia and New Zealand Banking Group Limited dated February 12, 2007(incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2006).

Exhibit 4 (w) *	Management Services Agreement (PNG) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2006).

Exhibit 4 (x) *	Management Services Agreement (Australia) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2006).

Exhibit 4 (y) *	Merger Implementation Agreement between Lihir Gold Limited, Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006(incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2006).

Exhibit 4 (z) *	Share Subscription Agreement between Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006(incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2006).

Exhibit 4 (aa) *	Deed Poll between Lihir Gold Limited the holders of fully paid ordinary shares in Ballarat Goldfields N.L. dated December 12, 2006 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2006).

Exhibit 4 (ab)	DNX (Australia) Contract between Lihir Gold Limited and DNX Australia Pty Ltd dated January 2, 2008.

Exhibit 4 (ac)	DNX (PNG) Contract between Lihir Gold Limited and DNX Papua New Guinea Ltd dated January 2, 2008.

Exhibit 4 (ad)	Revised IBP (Integrated Benefits Package Review Status Statement (“LSDP”)) between Lihir Gold Limited and The People of Lihir represented by The Mining Area Landowners Association Inc and The Nimamar Rural Local-Level Government dated May, 2 2007.

Exhibit 4 (ae)	Gekko Contract between Ballarat Goldfields NL and Gecko Systems Pty Ltd made on March 26, 2007.

Exhibit 4 (af)	Spinifex Contract between Ballarat Goldfields NL and Spinifex Projects Pty Ltd made on or about May 12, 2005.

Exhibit 4 (ag)	Pybar Contract between Ballarat Goldfields NL and Pybar Mining Services Pty Ltd made on October 18, 2004.

Exhibit 4 (ah)	Washingtons Drilling Contract between Lihir Gold Limited and Washingtons Drilling (International) Limited NZ made on August 2, 2007.

Exhibit 4 (ai)	Merger Implementation Agreement between Lihir Gold Limited, Lihir Australian Holdings Pty Ltd and Equigold NL dated March 20, 2008.

Exhibit 4 (aj)	Lihir Executive Share Plan (LESP) for Lihir Gold Limited approved by shareholders on April 24, 2007

Exhibit 8	Significant subsidiaries

Exhibit 12 (a)	302 Certification by Chief Executive Officer

Exhibit 12 (b)	302 Certification by Chief Financial Officer

Exhibit 13 (a)	906 Certification by Chief Executive Officer

Exhibit 13 (b)	906 Certification by Chief Financial Officer

*	Indicates exhibits lodged with SEC in previous Form 20-Fs.