Form 20-F
period 2008-12-31
LIHIR GOLD LTD
filed 2009-06-29
CIK 1000300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-26860
Lihir Gold Limited
Papua New Guinea
7th Floor, Pacific Place,
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea
Company contact person:
Mr Stuart MacKenzie
0011 617 3318 3300
Stuart.MacKenzie@LGLgold.com
Level 9, 500 Queen Street,
Brisbane,
Queensland, Australia 4000

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value	NASDAQ Global Market*

American Depositary Shares, each of which represents ten Lihir Gold Limited Ordinary Shares and which are evidenced by American Depositary Receipts	NASDAQ Global Market

*     Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report at 31 December 31, 2008.

Lihir Gold Limited Ordinary Shares of no par value:	2,368,729,935 (including 1,046,662 Restricted Executive Shares)

Lihir Gold Limited Treasury “B” Shares	161,527,405

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
☐ Yes ☑ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☑ Large accelerated filer       ☐ Accelerated filer       ☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐	U.S. GAAP

☑	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17                      Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

Certain Definitions
Our fiscal year ends on December 31. As used throughout this Annual Report on Form 20-F, unless otherwise stated or the context otherwise requires, ‘2008’ or ‘fiscal 2008’ refers to the fiscal year ended December 31, 2008, and other fiscal years are referred to in a corresponding manner.
Our audited financial results are referred to as our financial statements and corresponding notes.
The ‘Company’ or ‘Lihir Gold’ or ‘LGL’ means Lihir Gold Limited, a company incorporated in Papua New Guinea (Company Number: 223423, Australian Registered Business Number 069 803 998) and any wholly-owned or majority-owned entities.
‘LSA’ means Lihir Services Australia Pty Limited Australian Company Number 116 067 611, a company incorporated in Australia.
‘LAH’ means Lihir Australian Holdings Pty Limited Australian Company Number 121 554 443, a company incorporated in Australia and its wholly-owned or majority-owned subsidiaries.
‘Ballarat Goldfields’ means Ballarat Goldfields Pty Limited Australian Business Number 50 006 245 441, a company incorporated in Australia and which is a wholly-owned subsidiary of the Company.
‘Equigold’ means Equigold Pty Limited (formerly Equigold NL) Australian Business Number 42 060 235 145, a company incorporated in Australia and which is a wholly-owned subsidiary of the Company.
‘Lihir Management Company Pty Limited’ or LMC’ Australian Registered Body Number 059 005 766, a company incorporated in Papua New Guinea and which is a wholly-owned subsidiary of the Company.
The ‘Corporations Act’ means the Commonwealth of Australia Corporations Act of 2001.
The ‘Companies Act’ means the Papua New Guinea Companies Act of 1997.
The ‘Lihir mine’ or ‘Lihir operation’ means the Company’s mine and processing facility located on Lihir Island, Papua New Guinea.
The ‘Ballarat mine’ or the ‘Ballarat project’ or the ‘Ballarat operation’ means the Company’s mine and processing facility located in Ballarat at Woolshed Gully Drive, Mt Clear, Victoria, Australia.
The ‘Mt Rawdon mine’ or the ‘Mount Rawdon operation’ means the Company’s mine and processing facility located in Mount Rawdon approximately 80 kilometers south-west of Bundaberg, in the State of Queensland, Australia.
The ‘Bonikro mine’ or the ‘Bonikro operation’ or the ‘Bonikro project’ or ‘Bonikro’ means the Company’s mine and processing facility located in the central-southern portion of the West African nation of Côte d’Ivoire, approximately 240 kilometers north-west of the nation’s commercial centre Abidjan.
‘PNG’ means Papua New Guinea.
‘Cd’I’ means Côte d’Ivoire.
The ‘Board of Directors’ or the ‘Board’ means the board of directors of the Company.
‘POMSoX’ means the Port Moresby Stock Exchange.
‘ASX’ means the Australian Securities Exchange.
‘TSX’ means the Toronto Stock Exchange.
‘NASDAQ’ means the National Association of Securities Dealers Automated Quotations.

‘ADS’ means American Depositary Shares.
‘LESP’ means the Lihir Executive Share Plan.
‘IBP’ means the Integrated Benefits Package singed in 1995 between the Company, the three levels of government (National, Provincial and Local) and the people of Lihir.
‘Revised IBP’ or the ‘Lihir Sustainable Development Plan’ or ‘LSD’ means the revised integrated benefits package signed in 2006 between the Company, the three levels of government (National, Provincial and Local) and the people of Lihir..
‘MOPU Project’ means the million ounce plant upgrade project which was approved in February 2008 by the Board following the completion of a feasibility study in February 2008.
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
For example, future revenues from projects or mines described in this Annual Report will be based in part upon the market price of gold produced, which may vary significantly from current levels. Other factors that may affect the actual production output and anticipated lives of projects, mines or facilities include the ability to profitably produce and transport the gold extracted to the market, the impact of foreign currency exchange rates on cost inputs and activities of governmental authorities in PNG, Australia, Côte d’Ivoire and elsewhere, including increases in taxes, changes in environmental and other regulations and political uncertainty. The Company can give no assurances that the estimated reserves figures, costs, production output or anticipated lives of its projects, mines and facilities will not materially differ from the statements contained in this Annual Report.

PART I
Item 1. Identity of Directors, Senior Management, and Advisors
Not applicable.

Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information
A.	Selected Financial Data
The following selected financial data should be read in conjunction with the audited financial statements and the notes thereto. The statement of comprehensive income data and the expenditure and financing data set forth below with respect to the years ended December 31, 2008, 2007 and 2006 and the statement of financial position data at December 31, 2008 and 2007 are derived from, and are qualified by reference to, the audited financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations as issued by the international Financial Reporting Interpretations Committee (“IFRIC”), a member of the IASB and included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto.

	Year ended December 31,
	(In $ millions, except where indicated)
	2008	2007#	2006*	2005*	2004*
Amounts calculated in accordance with IFRS:

Statements of Comprehensive Income data:
Revenue(1)	755.6	498.4	386.0	263.9	246.1
Operating profit before other income/(expense)(2)	261.3	195.9	156.2	59.7	27.1
Net profit / (loss) after tax(3)	110.2	(24.1)	54.9	6.1	339.2

Earnings ($) per share, basic and diluted(4)	0.053	(0.014)	0.042	0.005	0.264
Cash dividends ($) per ordinary share	—	—	—	—	—
Number of ordinary shares (millions)(5)	2,187.1	1,903.9	1,284.2	1,284.2	1,284.2

Statements of Financial Position data(7):
Total assets	3,363.8	2,304.3	1,503.4	1,325.7	1,166.9
Cash and current receivables held	85.7	189.1	51.6	133.2	88.7
Current liabilities	165.2	77.8	177.3	80.8	104.3
Long term obligations	271.1	58.0	506.8	455.1	215.4
Total shareholders’ equity(6)	2,927.5	2,168.5	819.3	789.8	847.2
Paid up capital(7)	3,080.0	2,319.7	1,027.1	1,027.5	1,027.5

Expenditure and Financing data:
Net cash flow from operating activities	212.4	(270.0)	57.3	(54.5)	30.3
Net cash flow from investing activities	(270.9)	(178.6)	(203.3)	(99.0)	(87.6)
Financing activities:
Issuance of ordinary shares	—	977.4	—	—	2.2
Drawdown of term debt	—	22.4	65.6	245.5	—
Repayment of loans	(0.4)	(421.6)	—	(49.5)	(14.0)
Dividend paid	—	—	—	—	—
Advance to subsidiaries pre-acquisition	(49.7)
Purchase of treasury shares	(0.9)	(1.3)	(0.4)	—	—
Net cash flow from financing activities	(51.0)	576.9	65.2	139.6	(11.8)

(1)	Alternative terminology: “net sales” or “operating revenues”.

(2)	Alternative terminology: “income/(loss) from operations” or “income/(loss) from continuing operations”.

(3)	Alternative terminology: “Net income/(loss)” since the Company has no discontinued operations

(4)	Alternative terminology: “net income/(loss) from operations per share” or “income/(loss) from continuing operations per share”.

(5)	As adjusted to reflect changes in capital.

(6)	Alternative terminology: “net assets”.

(7)	Alternative terminology: “capital stock”.

*	Revised as follows:

a)	A revision of deferred tax balances was undertaken in Lihir Gold Limited which was attributable to the Lihir Island operation and was made to reconcile the previously reported tax balances to amendments sought for various income tax returns for the periods 1998-2004. The effect of this revision for each relevant year was: an increase of $10 million in deferred tax benefit in 2004, a decrease in deferred tax benefit of $3.7 million in 2005, an increase in deferred tax benefit of $1.1 million in 2006, an increase of $1.8 million in deferred tax benefit in the year ended 31 December 2007, an increase of $7.4 million in opening retained earnings at 1 January 2007 and an increase of $9.2 million in deferred tax assets.

# b)	Deferred income tax expense increased by $1.8 million to reflect an accounting adjustment in relation to opening deferred tax adjustments in Ballarat Goldfields NL.

# c)	Finalisation of the Ballarat business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 30(b) and translation of these final adjustments to the closing $US rate at 31 December 2007.

B.	Capitalisation and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
An investment in the Company’s American Depository Shares (“ADSs”) and ordinary shares involves a significant degree of risk. The following factors, some of which are not typically associated with investing in equity securities of companies from the United States, should be carefully considered by prospective investors in evaluating an investment in the ADSs and ordinary shares. Many of these risks relate to the nature of the core activity of the Company. The Company’s operations comprise mining and processing operations (having certain physical, process, geological and environmental risks), providing a single product (leading to market risk). Two of the Company’s operations, including the Company’s foundation operation, are located in developing countries (giving rise to certain sovereign and social risks). Other projects may never materially contribute to production and earnings.
(1)	The Company is dependent on production from Lihir Island
The Company’s primary operating mine is on Lihir Island. In 2008, Lihir Island represented 87% of the Company’s annual gold production.
On February 26, 2007, the Company gained effective control of an Australian gold mining company in the development stage, Ballarat Goldfields, through a scheme of arrangement which was approved by the shareholders of Ballarat Goldfields and the Supreme Court of Victoria. The acquisition of all the shares of Ballarat Goldfields was completed on March 8, 2007 when the Company issued shares to the shareholders of Ballarat Goldfields. The Ballarat operation moved into commercial production from the first quarter of 2009.
On June 16, 2009 the Company announced that following a review of operations at the Ballarat project in Victoria, it expects to take an impairment charge against earnings in the range of $250 million to $350 million after tax ($340 million – $480 million before tax), to reduce the carrying value of the Ballarat net operating assets in the forthcoming half year accounts to be released on August 26, 2009.
The impairment will result in a reduction of the carrying value of the Ballarat assets. At December 31, 2008 the total net asset value of the Ballarat segment was US $457 million at the closing exchange rate applicable at December 31, 2008. The impairment charge will be recognised separately within the statements of comprehensive income.
The functional currency of Ballarat Goldfields Pty Ltd and it’s subsidiaries is Australian dollars. The Australian dollar assets and liabilities are translated to US dollars at the closing exchange rate on balance date for the purposes of consolidating these assets and liabilities into the Group financial statements that have a US dollar presentation currency. The carrying value of the net assets subject to the impairment charge post December 31, 2008 will change due to exchange rate fluctuations but also to account for asset additions and deletions post December 31, 2008.
The Ballarat operation is currently the subject of an ongoing review which was initiated in February 2009. The ongoing review of the mine operations indicated by early April 2009 that a change to the mining strategy be effected such that the Company would focus on developing areas to the northern zones of the deposit where historical mining data indicates the geology is more suitable to bulk mining techniques. It was announced in April that operations at Ballarat were being streamlined following mixed results from early mining in the southern and central zones of the goldfield and that following completion of the ventilation infrastructure, the Company resumed advancing access to larger anticipated ore zones located in the northern areas of the mine. Further mining work carried out from April 2009 in the central and southern zones confirmed that the gold in these areas is contained mostly in tension veins and, due to the fractious nature of the ore body in these zones, the gold is no longer considered to be commercially viable to mine using bulk extraction techniques as planned. The mining conditions were such that significant waste needed to be mined to access relatively small quantities of gold. The large volume of waste produces a dilutive effect on the grade of gold when the ore is mined for processing. Whilst there are further high grade drill intercepts to be followed up in the Southern and Central zones it is becoming increasingly likely that these areas will not be supportive of long term commercial production using the current bulk mining techniques.
Progress to the north is continuing to plan and is expected to be well advanced by the end of the year. This should enhance understanding of the long term production capability of the mine which is now anticipated to be in the range of 80,000 – 100,000oz per year. Based on preliminary estimates the life of mine is expected to be approximately 10 years. The Company will not be able to re-estimate the mine life until more information becomes available by mining in the Northern Zone of the mine. It is expected that this work will be well advanced by the end of 2009.
In the meantime, the ongoing review of the project has led to a reassessment of the likely production outcomes at Ballarat in 2009; this is now expected to be around 20,000 ounces.
On June 17, 2008, the Company gained effective control of an Australian gold mining company, Equigold, through a scheme of arrangement which was approved by the shareholders of Equigold and the Federal Court of Australia. Equigold owns the Mt Rawdon operation in the State of Queensland, Australia and the Bonikro operation in Côte d’Ivoire, which poured its first gold on October 6, 2008.
Accordingly, the Company’s commercial viability is currently highly dependent upon the successful operation of the Lihir mine, although the Bonikro and Mt Rawdon operations contribute to production and earnings.

(2)	The Company’s operations may be adversely affected by difficult geological conditions

(a)	Hydrological and geothermal risks
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
The Lihir operation uses geothermal power in order to reduce energy costs of the mine. Whilst Lihir Island contains large potential steam resources, specific reservoirs of steam must be identified and harnessed in order to meet the ongoing needs of the Lihir operation’s geothermal power facilities. The Lihir operation may fail to accomplish this in sufficient time to maintain the power requirements of the geothermal facilities, which could force the Company to rely on other power sources. See “Item 4. — Information on the Company – B. Business Overview – Description of Operations – (a) Lihir Operation – (2) Mining.”
Mining the bottom of the Lienetz pit, where some of the low sulphur ore ideally suitable for flotation feed through the recently commissioned flotation plant, is in rock that is currently too hot to mine (> 150ºC).  Plans are in place to cool and depressurize this ore, but there is a risk that accessing it may be delayed, due to slower than planned cooling.  Consequent reductions in the quantities of ore from this area may have an adverse effect on gold production.
(b)	Earthquake seismic activity risks
Lihir Island is a volcanic seamount and the Lihir operation is located within the caldera of a volcano believed to be extinct.  Although it is located 90 kilometers away from a seismically active area of PNG, seismic investigations conducted in 1987 and updated in 1992 (Dames & Moore) as well as reviews of seismic hazard commissioned by the Company in 2000 and the PNG Geological Survey (Anton & Ripper, 1999) have supported this position. From United States Geological Survey (“USGS”) records of all earthquakes from 1973 to present, the strongest event within a 200 km radius of Lihir Island was a M8.2 earthquake on the Richter scale on November 16, 2000, with an epicenter approximately 109 km south-southwest of Luise Harbor (where mining operations are carried out) and at a depth of 33 km.
The second strongest event on the same USGS record was a M7.7 earthquake on September 9, 2005, centered 190 km south — southeast of Lihir at a depth of 90 km. These and other smaller events have been felt at Lihir Island.
No assurance can be given that operations at the Lihir mine will not be adversely affected by earthquake activity (including resulting tsunami risk) during the life of the Lihir mine. See “Item 4. Information on the Company — D. Property, Plant and Equipment – (a) Lihir Operation – (6) Environmental Considerations – (H) Seismic Considerations”.

(c)	Landslide risks
On October 9, 2005, a significant landslide occurred in the North Kapit area of the Lihir operation, resulting in the deaths of two people. The landslide resulted in the loss of water supply, road access and power supply to the process plant. Gold processing was shut down until late October 2005 with full production recommencing on November 3, 2005. The landslide area had been monitored for more than a year and a catastrophic landslide was considered a low probability by geotechnical experts due to the interpreted low angle of the failure plane. A report presented to the Company in October 2006 by external consultants Coffey Geosciences Pty Ltd identified the existence of a prior failure surface as being subjected to reactivation and eventual rapid failure through a combination of the following main factors:
•	extension of the North Kapit Stockpile;

•	higher than long term average rainfall over the previous six months prior to the landslide; and

•	a magnitude 7.7 earthquake on September 9, 2005.
According to the report, additional factors contributing to the speed of the rapid failure were probably:
•	flow of water into tension cracks and blockage of subsurface drainage;

•	geothermal activity; and

•	loss of side restraint and extension upslope.
Although full road access across the landslide debris was restored in 2006, no assurance can be given that operations at the Lihir mine will not be adversely affected by a significant landslide in the future.
(d)	Unstable ground conditions
Operations involving underground mining will have a higher degree of risk. The Company’s Ballarat operation is an underground mine project with areas of potentially unstable ground conditions. On November 19, 2007, there was a fall of ground in the main decline the result of which closed the underground operation until January 23, 2008, which in turn delayed development of the underground infrastructure by approximately three months. The failure occurred at an intersection of a drive and the main access decline. No assurance can be given that operations at the Ballarat operation will not be adversely affected by a significant fall of ground in the future.
(3)	The Company’s business is subject to construction, commissioning and other operational risks
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
The successful completion of the MOPU Project is subject to a number of risks and uncertainties including unforseen geological, physical, economic or environmental conditions that may result in cost over-runs or delays in construction, delivery of equipment resulting in delayed project commissioning. See “Item 4. Information on the Company – B. Business Overview, – (a) Lihir Operation – (3) Processing – (M) MOPU Project”.

(4)	The Company’s results are dependent upon gold prices determined by the market
As substantially all of the Company’s revenues are derived from the sale of gold, earnings are closely related to the price of gold. Gold prices fluctuate widely and are affected by numerous industry factors beyond the Company’s control, such as central bank sales, demand for precious metals, forward selling by producers and purchasers of gold and production cost levels in major gold producing regions, including South Africa, China and the various countries located in the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors, such as expectations regarding inflation, interest rates, currency exchange rates, and global and regional demand, and political and economic situations. Gold market prices are also affected by worldwide production levels. While the current demand for and supply of gold affects gold prices, this does not occur in the same manner as current demand and supply affects the prices of other commodities.
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
The current spot price of around $975 per ounce (as at May 29, 2009) is above the price levels used in the Company’s reserve and resource statement of 19 February 2009 ($675 per ounce). However, if the gold price were to decline over an extended period, significantly below the price used by the Company in estimating the reserves of the Lihir, Bonikro and Mount Rawdon operations, it could render certain of the ore reserves at these operations uneconomic, and require a re-evaluation and/or downward adjustment of ore reserves. It could also result in losses and write-downs of Company assets by having a material impact on the recognition of impairment losses, deferred tax assets, and the decision to value economic grade stockpiles and deferred stripping balances. If the gold price were to fall below the Company’s variable production costs for a sustained period, the Company might have to curtail or suspend some or all of its operations.
In the past, the Company has sought to mitigate, in part, the effect of gold price volatility, through hedging strategies which have included periodic purchases or sales of “put” or “call” options, spot deferred sales and forward sales covering a portion of its gold production at fixed future prices. During 2007, the Company adopted an unhedged policy which exposes the Company to changes in the market price of gold. In 2008, the Company slightly modified its hedging policy following the merger with Equigold which had in place a hedging arrangement. However this represents only a small portion of the Company’s production for a limited period of time.
The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in $ Per Ounce of Gold
Year	High	Low	Average
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	319	363
2004	454	375	409
2005	537	411	445
2006	725	525	603
2007	841	608	695
2008	1,011	712	872
2009 (to 29 May)	989	810	909
(5)	The Company’s insurance may not address all operating risks
The Company’s mines, processing plants or related facilities may have to be shut down or operations may otherwise be disrupted by a variety of risks and hazards that are beyond the control of the Company. These include environmental hazards, industrial accidents, technical failures, labor disputes, unusual or unexpected rock formations, geothermal and seismic activity, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.
While the Company currently maintains and intends to continue to maintain insurance with a range of coverage the Company believes to be consistent with industry practice, no assurance can be given that the Company will continue to be able to obtain insurance coverage at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims. See “Item 4. Information on the Company – D. Property, Plant and Equipment – (a) Lihir Operation – (7) Insurance”.
(6)	The Company is subject to political risks
The Company operates in a number of jurisdictions, some of which are developing countries. The Lihir operation is located in PNG, and the Bonikro operation is located in Côte d’Ivoire; these operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, land ownership disputes, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations.  Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on the Company.  The Lihir and Bonikro operations may be adversely affected by future political developments in PNG and Côte d’Ivoire.
(a)	Lihir operation
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
(b)	Bonikro operation
The Bonikro operation is located in Côte d’Ivoire. There is a degree of political and civil uncertainty in Côte d’Ivoire following the failed coup attempt in September 2002. More recently, the elections to be held in November 2008 were postponed to November 2009 due to delays in implementing the identification and voter registration process. Further postponement of the election or incidents of electoral fraud could result in political instability which could adversely affect the Company’s future operations in Côte d’Ivoire.
(7)	The Company is vulnerable to civil unrest, adverse community relations and land owner compensation issues.
Both PNG and Côte d’Ivoire have experienced civil unrest in the past. The Company’s operations at Lihir, Bonikro and Ballarat are conducted in the vicinity of communities and, in some circumstances, the Company may experience adverse relations with those communities.
(a)	Lihir operation

(i)	Civil unrest
There have been instances of civil unrest within PNG. In 1989, civil unrest on Bougainville Island (which is one of the PNG islands) developed into an armed rebellion against the PNG Government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened.
(ii)	Community relations
The Company believes there are important historical and cultural differences between Bougainville and Lihir Island. The Company has also devoted significant time and effort to accommodating the concerns of the Lihirians, and has entered into an integrated compensation, relocation and benefits package that covers (in different ways) the affected landowners, future affected generations and Lihirians generally. See “Item 4. Information on the Company – B. Business Overview – Description of Operations – (a) Lihir Operation – (7) Community Affairs.” To date there have been no significant incidents of an extended nature. On May 2, 2007, the Company, the local community of Lihir Island, the PNG national, New Ireland provincial and Lihir local level governments signed a revised Integrated Benefits Package (“Revised IBP”) – see item (iii) below. While the Company believes these cultural and historical differences combined with its efforts will significantly reduce the risk of civil unrest, no assurances can be given that civil unrest on Lihir Island will not disrupt operations at the Lihir operation in the future.
(iii)	Landowner compensation issues
A comprehensive set of benefits and compensation arrangements was agreed between the Company and the Lihirian community (the “Integrated Benefits Package”) in 1995. Under the Revised IBP, the Company commenced implementation of a new five-year Integrated Benefits Package for the Lihirian community focusing on community development, infrastructure and support, compensation and relocation of families from the area impacted by mining.
Other aspects of the agreement include Lihirian involvement in mine-related business opportunities, funding of Lihirian investment in a “sustainable income growing business” and the maintenance of a base equity interest in the Company by MRL Capital Limited (formerly Mineral Resources Lihir Limited), a trustee acting on behalf of the landowners of Lihir Island under the Lihirian Equity Trust.
While the Company has spent considerable time, effort and expense in an attempt to resolve landowner issues relating to the Lihir mine, no assurance can be given that future disruptions arising out of landowner dissatisfaction will not occur.
See “Item 4. Information on the Company – B. Business Overview – Description of Operations – (a) Lihir Operation – (7) Community Affairs”.
(b)	Bonikro operation

(i)	Civil unrest
The Bonikro operation is located in Côte d’Ivoire. National elections scheduled for November 2008 have been rescheduled for November 2009. No assurance can be given that further delays in holding the election, or any electoral fraud experienced during the election, will not result in civil unrest.
(ii)	Community relations
The development of the Bonikro operation has necessitated or will require the relocation and resettlement of approximately 360 inhabitants from the local village of Bonikro. Planning for resettlement using IFC guidelines for another local village, Bandamakro, is progressing with commencement in the second quarter of 2009. This has necessitated the clearing of areas of agricultural crops, and the permanent loss of access by farmers to these areas. The relocation, resettlement and crop compensation processes are ongoing and require consultation and approval by various parties including local communities, and government departments. Accordingly these processes can result in delays, increased costs and withdrawal of support from communities, which could have operational impacts in the future.
(iii)	Landowner compensation issues
The Bonikro operation is located within the boundaries of several local villages including Bonikro, Konankro, Gogobro (as landowners) and Bandamakro. As such, the mining and exploration activities in Bonikro are potentially vulnerable to disruption by landowner issues. A resettlement program was successfully completed for Bonikro and the landowners for the villages were compensated for loss of land and potential income from crops. This is being paid out in three annual installments, with the final installment due in late 2009. Alternative income from employment at the mine has occurred for some of the relocatees, however, there are other unemployed youth who are seeking future employment from the mine. Not all can be offered positions, which could potentially result in community unrest. Alternative business development opportunities are being developed together with consultants for program delivery in 2009.
The Company will continue, through its community relations program, to address landowner issues, however no assurance can be given that future disruptions arising out of landowner dissatisfaction will not occur.
(c)	Ballarat operation
The Ballarat operation is located within the city of Ballarat, Victoria, Australia and as such endeavors to maintain good relations with the local community. Ineffective relations have the potential to adversely affect operations. While the Company has spent considerable time and effort in fostering good community relations, no assurance can be given that future disruptions arising from community complaint will not occur.
(8)	The Company’s prospects are partly dependant on reserve estimates and future experience
Reserve estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. The Company’s estimates of reserves are necessarily imprecise and depend to some extent on statistical inferences, which may prove unreliable.

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
Estimates may change significantly when new information becomes available. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomic to recover, and may ultimately result in a restatement of reserves. No assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
In the case of the Lihir operation, reserve estimates presented in this Annual Report reflect an ultimate pit design based on a long-term gold price assumption of $675 per ounce, using life-of-mine cost estimates, for an average cut off grade of 1.29 g Au/t, were updated in January 2009. The reserve estimate has been generated by re-optimizing the pit using the December 2007 resource model and incorporating the MOPU Project, then applying mining depletion from the December 2007 surface to the December 2008 surface.
The Ballarat operation does not have ore reserves as defined by Industry Guide 7. The estimates of contained economic material, not reserves, are largely dependant on the interpretation of geological data obtained from historical production, exploration drill holes and other sampling techniques, supplemented by recent mining activities. Economic factors are assessed based on feasibility studies and project plans which are updated from time to time and which derive estimates of operating costs based on anticipated tonnage, expected recovery rates, equipment operating costs and other factors. The estimates are therefore necessarily imprecise and depend largely on statistical inferences, which may prove unreliable. Fluctuations in the market price of gold, or increased production costs or reduced recovery rates, may render some of the material uneconomic to recover and may ultimately result in a further material reduction in the estimated quantities of the contained economic material at the Ballarat operation.
Due to the nature of the mineralization at the Ballarat operation, no assurance can be given that a proved or probable reserve will ever be identified.
(a)	Ballarat operation is exposed to exploration and development risk
The Ballarat operation commenced commercial production from the first quarter of 2009 but access to the northern zones of the mine remains under development. The future productivity of the Ballarat operation is dependent on the success of drilling and development activities. Resource definition drilling and exploration activities can be speculative and are often unproductive. These and development activities also often require substantial expenditure to:
•	establish the presence, and to quantify the extent and grades (metal content), of mineralized material through drilling;

•	determine appropriate metallurgical recovery processes to extract gold from the ore;

•	estimate ore reserves; or

•	construct, maintain, upgrade or expand mine and processing facilities.
Further, once gold mineralization is located it can take several years to determine whether ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in gold prices and other factors that affect revenue, as well as cash and other operating costs. In accordance with the Company’s accounting policies, the Ballarat operation’s assets will be reviewed for indicators of impairment at each reporting date to be assured that the carrying values are recoverable. At present, the Ballarat operation does not have any ore reserves. Exploration and resource definition failures can be expected and more may be encountered than previously estimated.
The profitability of the Ballarat operation depends, in part, on the actual economic returns and the actual costs of developing the operation, which may differ significantly from past or current estimates. Operating costs, capital expenditure estimates and production targets can fluctuate considerably as a result of unexpected problems and delays during development, construction and mine start-up. Accordingly, the Ballarat operation may be less profitable than previously or currently anticipated or may not be profitable at all, and production targets may not be achieved.

A discussion on the critical accounting estimates ‘Determination of ore reserves and mineral resources and remaining mine life’ is contained in Item 5. Operating and Financial Review and Prospects – A. Operating Results (c) Critical accounting estimates and judgments, and Item 18. Financial Statements, Notes to the Financial Statements, Note 2. Critical accounting estimates and judgments. Refer to Item 8. Financial Information – B. significant changes.
(9)	The Company is subject to strikes, work slowdowns and other industrial relations risk
The Company cannot guarantee that it will not in the future face strikes, work stoppages, work slowdowns, grievances, complaints, claims of unfair practices or other industrial activity. Any such activity can cause production delays, increased costs and negative effects to the Company’s ability to deliver on production forecasts. As a result, operating results may suffer.
(a)	Lihir operation
Industrial action took place at the Lihir operation in September 2007 resulting in a week of stop work and decreased production.
In 2008 the Lihir Mining and Allied Workers Union held elections to appoint union executives. Membership for the Lihir Mining and Allied Workers Union represents approximately 36% of the Company’s Lihir Island workforce. Currently all employees are on individual contacts.
(b)	Bonikro operation
In late November 2008 the management of Bonikro Mine was advised that certain members of the work force intended to form a union with the assistance of union representatives from Abidjan. Following dialogue with potential union representatives, a union was formed covering some members of the workforce from Bonikro Mine, LGL’s exploration activities in Yamoussoukro and LGL’s Abidjan Office. Union members represent approximately 20% of the workforce. LGL has focused on increasing and improving relations with the community surrounding Bonikro Mine and developing employment opportunities focused on the local villages. Presently a community management plan is being finalized, as a consequence of this increased dialogue. This aspect of employee relations continues to be closely monitored.
(c)	Ballarat operation
The employees at the Ballarat operation are employed with either an individual employment contract or an Australian Workplace Agreement (ITEA — Individual Transitional Employment Agreement) or a Collective Workplace Agreement. These workplace agreements are underpinned by either the Drilling & Exploration Industry AWU Award 1998 or the Metalliferous Mining (NSW) Award depending on the role being performed.
(d)	Mt Rawdon operation
The employees at the Mt Rawdon operation are all employed under individual contracts. There is minimal union membership at the Mt Rawdon operation, with the Australian Workers Union representing those union members.
(10)	The Company cannot guarantee it can obtain all the mining and processing inputs required for its operations, including staff
Due to the increased demand for most mineral commodities experienced over the last few years, there has been significant demand for many mining and processing inputs. The Company, like most other mining and processing operations worldwide, has faced shortages and delays in the procurement of some required parts and supplies, as well as competing in a highly competitive labor market.  These market pressures have been reflected in the cost and availability of certain inputs.
Notwithstanding the recent slow down in economic activity, the Company cannot guarantee some equipment will not be rendered inoperative due to lack of parts supply, or that there will be no other adverse effects from the Company’s inability to obtain other mining and processing inputs.

(11)	The Company is subject to fluctuations in oil prices
Oil-based products, fuels and consumables (including chemicals, explosives, heavy fuel oil and diesel) are a large operating cost to any mining company. Diesel fuel is used to power the mining equipment, while heavy fuel oil powers the Lihir operation’s processing plant. Whilst the development of geothermal power may reduce the dependence on heavy fuel oil, the Company remains vulnerable to the impact of increases in oil prices for diesel and for its remaining heavy fuel oil requirements (some lubricants).
(12)	The Company has limited financial resources
The Company successfully raised ,in March and April 2009, US$325 million via an institutional placement of shares and A$25 million from a share purchase plan and has undrawn bank facilities in place. While the Company currently believes that it has, or will have, access to resources sufficient to finance its operations and the MOPU Project, the adequacy of the Company’s financial resources will depend upon its ability to generate sufficient revenues from gold production and to keep its costs and other expenditures within its current estimates. If the Company is unable to generate such revenues, keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, the Company could require more funds than are currently available to it.
(13)	The Company’s operations are subject to environmental risks
As a mining company, LGL is required to comply with a vast regulatory framework designed to protect the environment. Whilst the Company is in compliance with its environmental obligations, there is no guarantee that an event may not occur to jeopardize LGL’s ability to mine. Specific environmental risks applicable to each of the Company’s operations are as follows:
(a)	Lihir operation
In 2005, the Company submitted to the PNG Department of Environment and Conservation (the “DEC”) an environmental impact statement for the flotation circuit. This environmental impact statement also caters for increasing allowable waste rock disposal volumes to the levels now being produced by the operation. The Minister deferred granting approval of the environmental impact statement under the new environmental laws and invoked a procedure for the matter to be reviewed by a working committee. In view of this deferral, the Company sought approval to exceed the original permitted level for waste rock discharge for the 2006 calendar year. The DEC was given prior notification that this limit would be exceeded and took action to oppose the increase. In March 2008, the Company received approval in principle for the project from the Minister, and confirmation that the expansion fell within the Lihir mine’s existing environmental approvals.  The Company received from the DEC environmental discharge and extraction permits in December 2008, which includes an increase in the waste rock discharge limit. The Company has submitted a draft version of the Environmental Monitoring and Management Program to incorporate the revised permit terms and conditions. The next phase of approval application was submitted in the first quarter of 2009 and relates to the assessment of the MOPU Project and development of the Environment Impact Statement. This will involve significant consultation with the DEC in order to get timely approvals.
(b)	Ballarat operation
At the Ballarat operation’s mine site there are environmental risks associated with water use and disposal, drainage and runoff. Waste material stored on the surface also has the potential to generate acid water runoff. All site water is collected and treated before discharge. There are Victorian Environmental Protection Agency (“EPA”) licence requirements to be complied with for water discharge from the mine site. Restrictions on the discharge may adversely affect dewatering of the old and new underground workings thus affecting the current development of the underground mine and future production. Failure to comply with environmental conditions may result in the Company’s Ballarat operation being temporarily suspended from operating. To mitigate this risk, Ballarat Goldfields has constructed an A$4 million Reverse Osmosis water treatment plant that was commissioned in the first quarter of 2009.
Other environmental risks at the Ballarat project include noise from the operations especially at night. The plant has been designed to be low noise and certain activities are restricted to being carried out during the day to avoid excessive night noise. The operation has ongoing noise monitoring equipment installed at the operation’s boundary and in local residential areas. The Company has strict limits applied to noise from Victorian EPA. Vibration from underground blasting of the rock is also a risk and is closely monitored against EPA license conditions. A small number of community complaints have been recorded and these have been investigated and followed up. Failure to comply with environmental conditions may result in the Company’s Ballarat operation being temporarily suspended from operating.
(c)	Mt Rawdon operation
At the Mt Rawdon operation’s mine site there are risks associated with water use and drainage. A proportion of the stored waste rock has been categorized as potential acid forming and has the potential to generate poor quality water following oxidation and washout of the oxidation products following rainfall. The poor quality water is captured and contained in dams and pumped back to the tailings storage facility. The tailings storage facility currently contains elevated cyanide concentrations that have harmed and killed birds. Management practices are in place to scare the birds away. Seepage from the tailings storage facility to groundwater has been observed and the operation has installed pumpback wells and interception trenches directing seepage to reclaim dams and then pumping the seepage back into the tailings storage facility. The Queensland EPA license requirements have limits on water quality; discharge and compliance criteria. The Company is currently in compliance with the license conditions.
(d)	Bonikro operation
At the Bonikro operation’s mine site there are risks associated with water management and drainage. The mine has constructed a series of cofferdams upstream of the open pit in order to redirect natural drainage away from the open pit. There is a risk that following high intensity rainfall or seismic events there could be failure of the dams resulting in a water ingress to the open pit. This would cause short term operating inefficiencies whilst the water is removed and cofferdams re-established or alternative bypass systems established. There is also a risk that sediment rich surface water drainage could exit the mine site following high rainfall and drain into local village gardens causing damage to crops. This would result in compensation damage claims from the impacted farmer for loss of crops and vegetation. A review of surface water and drainage sediment containment ponding is scheduled for the second quarter of 2009, which will reduce this risk.
The communities surrounding the operation have made complaints regarding dust levels and damage to local housing following open pit blasting vibration events. These events have been investigated and dust and noise monitoring equipment sourced. Monitoring will commence in 2009. The operation was in compliance with Côte d’Ivoire regulatory requirements in 2008.
(14)	The Company’s mining and exploration rights may be suspended or terminated
As a mining company, LGL is reliant on various government departments being agreeable to renewing its existing mining and exploration rights. Specific risks associated with this process are as follows:
(a)	Lihir operation
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
The Company’s Exploration Licence (EL485) had an expiry date of March 31, 2008. An application for renewal of the licence was made early in 2008 and the Company is now waiting on a decision (extension of the licence is automatic whilst the application for renewal is being considered). A denial of the renewal would terminate the Company’s exclusive right to explore for gold on the remainder of Lihir Island (outside the area of the Special Mining Lease). Despite several subsequent communications with the relevant government department, the Company is yet to receive confirmation that the license has been renewed.

(b)	Bonikro operation
The Bonikro operation is subject to the provisions of the Mining Code and Mining Decree of Côte d’Ivoire which govern the granting of mining rights and the conditions upon which those rights may be terminated. A subsidiary of the Company (namely Equigold Mines CI SA (“EMCI”), a company incorporated in Côte d’Ivoire) is party to a Mining Investment Convention dated May 3, 2007 with the State of Côte d’Ivoire. The Mining Investment Convention defines the conditions for EMCI’s performance of mining operations within the boundaries of the exploitation permit relating to the Bonikro operation. Under certain limited circumstances, the State of Côte d’Ivoire may terminate the Mining Investment Convention. There is a risk that cancellation of the Mining Investment Convention could result in the cancellation of the Bonikro exploitation permit or the Bonikro operation becoming unprofitable.
(c)	Ballarat operation
The Ballarat operation operates under an approved mining lease from the government of Victoria, Australia. Exploration licenses are granted and are renewable as long as expenditure and work commitments are met as outlined and agreed to at the time of granting the initial exploration licence. There is a negligible risk that these leases would be revoked by the Victorian government.
(d)	Mt Rawdon operation
Mt Rawdon operates under an approved mining lease issued by the Department of Mines of Queensland, Australia. There is negligible risk that the mining lease would be withdrawn.
Exploration licenses are granted and are renewable as long as expenditure and work commitments are met as outlined and agreed to at the time of granting the initial exploration licence. There is a negligible risk that the mining lease or exploration licenses would be revoked by the Queensland government.
(e)	Côte d’Ivoire
Exploration licenses are granted and are renewable as long as expenditure and work commitments are met as outlined and agreed to at the time of granting the initial exploration licence.  There is a negligible risk that the exploration licenses would be revoked by the State of Côte d’Ivoire
(15)	The PNG government may not grant the necessary permits to enable the MOPU Project to be completed
The MOPU Project relies on the PNG government granting a number of permits, licenses and approvals including environmental, ports, mine safety, electricity and immigration approvals. The Company is working with the PNG government, in particular the Mineral Resources Authority (“MRA”), to streamline the application for and processing of these requested permits and approvals. However, there is a risk that the necessary permits and approvals will not be granted by the PNG government, will not be granted in sufficient time so as to affect the project completion date or that they are granted but with unexpected and possibly adverse conditions attached.
(16)	The Company is vulnerable to currency risks and foreign exchange controls
The PNG national currency, the Kina, is subject to exchange controls. There is currently a relatively limited and inefficient market for the Kina and no assurance can be given that the Company will be able to convert its US$ receipts or any Kina funds it has into other currencies at rates comparable to those at which funds were remitted to PNG in the past or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG Central Bank to convert funds from Kina into other currencies. These regulations generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG. However, under the Mining Development Contract, the PNG Government has agreed to ensure that the PNG Central Bank will grant the Company permission to retain certain of its funds in currencies other than Kina, and to convert and transfer its Kina funds into offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies, and the sale of gold, in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, the Company is still exposed to certain exchange rate fluctuations and convertibility risks. There can be no assurance that the Kina will not depreciate from its current position against the U.S. dollar. See “Item 10. Additional Information – D. Exchange Controls”.
Although the Company reports in a single currency (US dollars), its costs and revenues are exposed to the fluctuations of a number of different currencies. Costs and capital expenditures incurred at the Lihir operation are denominated in US dollars, Australian dollars and PNG Kina. Capital expenditures and future operating costs at the Mt Rawdon and Ballarat operations are (and will be) principally incurred in Australian dollars. Capital expenditures and operating costs at the Bonikro operation are principally incurred in US dollars, Central African CFA, Australian dollars and the Euro. Revenues from the Lihir and Bonikro mine are in US dollars. Revenues from the Mt Rawdon and Ballarat mine are determined by metals prices denominated in US dollars but are currently received in Australian dollars.
Given that a significant portion of the Company’s revenue and a large proportion of expenditures are denominated in US dollars, the Company in 2008 revised its foreign currency hedging policy to enable hedging of known capital expenditure commitments in currencies other than US dollars. However, the Company’s non-US dollar costs and capital expenditures may still be subject to changes beyond its control due to fluctuations in these and other currency exchange rates.
(17)	The Company’s dividends to U.S. shareholders are subject to withholding tax
Under current PNG law, shareholders will be subject to a 10% withholding tax on any dividends or other distributions made by the Company on the ordinary shares. See “Item 10. “Additional Information – E. Taxation” for a discussion of the effects of this tax.
(18)	The Company’s shareholders are subject to different rights under certain circumstances
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
(19)	Difficulty may be experienced in the pursuit of litigation against the Company or its executive officers or directors who are not resident in the United States
None of the Company’s executive officers or directors reside in the United States. The Company understands that the general rules in respect of service of process issued out of United States courts requires either:
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

In the Company’s prospectus issued in connection with the global offering of shares in 1995, it was stated that the courts of PNG will not permit original actions for civil liabilities, predicated upon the civil liability provisions of the US federal securities laws. The Company has no reason to believe that PNG courts today would take a different attitude, and allow such actions against the Company, or any of its non-US resident executive officers or directors. This should only be a difficulty for US investors to the extent that an action cannot be brought in the United States, or a judgment of a United States court cannot be enforced in PNG.

Item 4. Information on the Company
A. History and Development of the Company
See “Certain Definitions” and “Glossary of Certain Technical Terms” at the end of this Annual Report for the definitions of certain terms used in this Annual Report.
(a) Introduction
Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Papua New Guinea Companies Act of 1997 (“Companies Act”). The registered office of the Company is located at Seventh Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, NCD, PNG. The telephone number of the registered office is +675 321 7711. The Company’s website is www.lglgold.com and its securities are quoted on the following exchanges:
•	Australian Securities Exchange Limited (“ASX”);

•	Port Moresby Stock Exchange (“POMSOX”);

•	Toronto Stock Exchange (“TSX”); and

•	National Association of Security Dealers Automated Quotations (“NASDAQ”).
The Company was incorporated to develop its cornerstone operation, the Lihir mine (the “Lihir operation”) located on Lihir Island in the New Ireland Province of PNG. In addition to the Lihir operation, the Company owns and develops or operates gold mines in the following locations:
•	the Ballarat operation in the State of Victoria in Australia;

•	the Bonikro operation in Côte d’Ivoire in West Africa; and

•	the Mount Rawdon operation in the State of Queensland in Australia.
(1) Development of the Lihir operation
The initial exploration and development work on the Lihir operation was conducted by a joint venture beginning in 1982. A subsidiary of Rio Tinto plc (referred to collectively with its subsidiaries and affiliates, as “Rio Tinto”), one of the participants in the joint venture, prepared a feasibility report on the Lihir operation dated March 1992 and amended in September 1993, October 1994 and May 1995, which was reviewed and audited by Micon International Limited. The joint venture, which undertook almost nine years of test drilling and numerous geological and other studies on the Lihir operation, spent a total of $147 million on exploration and pre-development activities in relation to the Lihir operation. In October 1995, the Company acquired the assets relating to the Lihir operation from the joint venture and issued and sold ordinary shares in a global offering. Production of gold from oxide ore commenced in May 1997. In October 1997, the Company completed construction of the processing and related facilities for the Lihir operation and commenced production of gold from sulphide ore.
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
Of the former participants in the joint venture (or their assignees), the Company is advised that only MRL Capital Limited (formerly Mineral Resources Lihir Limited) still holds an interest in the Company. Rio Tinto completed the sale of all of its shares in the Company in 2005 and no longer holds any interest in the Company. Niugini Mining Limited, an original joint venture participant, was acquired under a scheme of arrangement and is now a wholly-owned subsidiary of the Company.

No options over the Company’s shares remain outstanding. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders – (e) Share Options”.
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
The Company has entered into two management services agreement with Lihir Services Australia Pty Limited (“LSA”), a wholly owned subsidiary. Under the agreements, the Company engages LSA to provide or procure the provision of various services. The services provided under the management services agreement include:
•	representation and liaison services;

•	banking and credit arrangements;

•	procurement of goods and services;

•	recruitment;

•	marketing of products;

•	tax returns; and

•	strategic services.
LSA charges the Company a fee at normal commercial rates for providing those services under the two agreements. A copy of the management services agreements were previously included in Exhibit 4(w) and (x).
(2) Merger with Ballarat Goldfields
The Company acquired 100% of Ballarat Goldfields in February 2007. Ballarat Goldfields has four wholly owned Australian subsidiaries: New Resources Pty Limited., Berringa Resources Pty Limited, Ballarat West Goldfields Pty Limited and Corpique (No. 21) Pty Limited. Assets acquired included the Ballarat East underground gold development project and the Ballarat West, Ballarat South and Berringa exploration projects located in the vicinity of the town of Ballarat in Victoria, Australia. The Ballarat operation produced 10,366 ounces of gold in 2008.
(3) Merger with Equigold
The Company acquired 100% of Equigold in June 2008. Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia and two of which are majority owned and incorporated in Côte d’Ivoire. The Australian entities are Swindon Holdings Pty Ltd, Stanmines NL (now Stanmines Pty Ltd), and Kim Resources NL (now Kim Resources Pty Ltd) and the Côte d’Ivoire entities are Equigold Mines Côte d’Ivoire SA (90% interest effective 31 December 2008) and Equigold Côte d’Ivoire SA (98% interest effective 31 December 2008).
Assets acquired included the Mount Rawdon operation located in southeast Queensland, Australia, the Kirkalocka assets located in the Murchison region of Western Australia and the Bonikro operation located in Côte d’Ivoire of West Africa. The Kirkalocka project is in the closure and rehabilitation phase. As part of the acquisition, the Company also acquired 15,351 square kilometres of exploration licences either granted or under application in Côte d’Ivoire covering in excess of 700 kilometres of strike of highly prospective West African Birimian greenstone belts. The Kirkalocka assets were sold to a third party over the course of 2008-2009. Consideration included a combination of cash and scrip in the buyer company.

(b) Capital Expenditures
Capital expenditure over the last three financial years has been as follows:
Capital Expenditure 2006 – 2008

(in US$ millions)	2008	2007	2006
Lihir	153.0	156.5	185.9
Ballarat	118.6	65.9	—
Bonikro	27.6	—	—
Côte d’Ivoire exploration	2.3	—	—
Mount Rawdon	1.3	—	—
Corporate	1.3	0.3	1.8

	304.1	222.7	187.7

Capital expenditure in fiscal 2008 totaled $304.1 million and included the following major items:
(a)	$50.6 million for the MOPU Project;

(b)	$102.4 million for other sustaining capital expenditure at the Lihir operation;

(c)	$118.6 million for Ballarat operation’s infrastructure and capitalized development costs (refer Note 1(v) of the financial statements);

(d)	$27.6 million for construction and commissioning of the Bonikro operation;

(e)	$2.3 million for expenditure in further defining existing reserves in Côte d’Ivoire (refer Note 1 (iv) of the financial statements); and

(f)	$1.3 million for each of the Mount Rawdon operation and the Brisbane corporate office.
Capital expenditure in fiscal year 2007 totaled $222.7 million and included the following major items: (a) $61.3 million for the ongoing construction of the Lihir operation’s flotation plant expansion (b) $17.3 million for the expansion of the geothermal power plant at the Lihir operation (c) $5.2 million on drill rigs for dewatering (d) $4.9 million for dewatering pumping equipment (e) $68.1 million for various projects between $0.1 and $4.5 million at the Lihir operation and (f) $65.9 million for continued development at the Ballarat operation.
Capital expenditure in fiscal year 2006 relate to the Lihir operation and totaled $187.7 million and included the following major items: (a) $100.2 million for the ongoing construction of the Lihir operation’s flotation plant expansion plus an associated $17.0 million for additional mining equipment required as a direct result of this expansion, (b) $27.3 million to complete the 20MW expansion of the Lihir operation’s geothermal power station, (c) $13.0 million for a range of mine technical projects, including geothermal resource investigation and drilling, depressurization, and de-watering wells, (d) $6.3 million for the purchase of two replacement barges and the rebuild/refurbishment of two existing barges and (e) $4.4 million for the refurbishment of shovels.
Expenditures from 2005 to 2007 for the flotation plant were funded from the proceeds of the gold loan transacted in September 2005 (the “Gold Loan”) and from operating cash flows, whilst other capital expenditure for the Lihir operation in 2007 was funded from operating cash flows. Capital expenditure in 2007 on the Ballarat operation was funded principally from the Company’s offering of ordinary shares in April 2007. Capital expenditure in 2008 was funded principally from operating cash flows.
The Company’s capital expenditure commitments as at December 31, 2008 total $97 million. The major items of capital commitment are:
(a)	Lihir Island ($82.4 million for the MOPU Project and $4.9 million for other equipment purchases);

(b)	Ballarat ($4.9 million water purification plant and tailings storage upgrade and $1.2 million other equipment purchases); and

(c)	Bonikro ($2.8 million dump trucks and other equipment).
For fiscal year 2009, capital expenditure of approximately $408 million is projected as at the date of this Annual Report. This estimate includes $135 million for sustaining capital expenditure at the Lihir operation, $235 million for the MOPU Project, $17 million for further development and sustaining capital expenditure at the Ballarat project, $16 million for sustaining capital expenditure at the Bonikro operation and $4 million for sustaining capital expenditure at Mount Rawdon and an additional $1 million in capital expenditure at the Brisbane corporate office. The Company expects to fund these commitments largely from operating cash flows and proceeds from the share placement and share purchase plan completed in April and raising US$325 million and A$25 million respectively.

B.	Business Overview
The Company’s operations consist of gold mining and processing operations on Lihir Island in PNG, at Ballarat in Victoria, Australia, at Mount Rawdon in Queensland, Australia and Bonikro in Côte d’Ivoire, West Africa. The Company is also actively exploring in Côte d’Ivoire, where it has over 20,000 square kilometres of exploration licences either granted or under application in the highly prospective Birimian greenstone belts. For each of the Lihir and Australian operations, once the gold dore has been processed it is securely transported to Perth, Western Australia for refining by AGR Matthey. A refinery agreement is in place between each of the operations and AGR Matthey. After refining, the gold is normally sold ‘spot location London’ through the international gold market to various financial institutions. Gold dore from the Bonikro operation is securely transported to Switzerland, where it is refined under agreement by Metalor Technologies SA and then sold ‘spot location London’ to various financial institutions.
The Company’s licenses to operate and mine in PNG are subject to the PNG Mining Act 1992 and the Mining Development Contract dated March 17, 1995 with the PNG Government. See “Item 10. Additional Information — C. Material Contracts — PNG Mining Laws, Related Agreements with PNG Government”. The Company’s use of patented process technologies, including Dynatech Corporation’s (formerly Sherritt) pressure oxidation process and Anglo-American Research Laboratories’ elution system, are secured through life-of-mine license agreements.
The Ballarat operation comprises four granted mining licenses, aggregating to an area of 22.1km2, and a single granted exploration licence comprising a semi-contiguous area of 126km2 all granted in the state of Victoria, Australia. All tenements are held 100% by Ballarat Goldfields and are in good standing.
The Mount Rawdon operation comprises 12 mining licenses covering approximately 39.6 km2. The Company currently maintains six exploration permits for minerals (“EPMs”) surrounding the Mount Rawdon mine site. These six EPMs encompass 604.8 km2.
The Bonikro operation is located on an exploitation permit granted by the government of Côte d’Ivoire. The Bonikro gold deposit is located within the area of Exploitation Licence Number PE32, originally granted to Equigold CI SA by Presidential Decree 2007-05 on January 17, 2007. The exploitation license covers an area of 37.12 km2 and is has a term of 8 years. The Bonikro deposit is the only gold mine operating within the area.
The Company also holds 4 mining licenses in Western Australia, Australia, totaling 2.84 km2.
Description of Operations
(a)	Lihir Operation

(1)	Overview
The following is a summary of the Company’s current operations on Lihir Island, PNG. Given the size, scope and long remaining production life of the Lihir operation, changes in operations may be made in the future, and these changes could be material. See “Item 3. Key Information - D. Risk Factors” for a discussion of possible risks to Lihir’s operations.
The mining of the Lihir Island ore body is based on open pit mining of three main linked pits. Most of the ore is refractory sulphide ore that must be oxidized before the gold can be leached through cyanidation. Pressure oxidation technology licensed from Dynatec Corporation is used to treat the refractory ore. In 2005, construction of an additional 3Mt per year capacity flotation circuit with expanded grinding, flotation and oxygen capacities was approved and commenced. The flotation circuit was commissioned in late 2007.
In February 2008, the Board granted approval for the commencement of the MOPU Project. The MOPU Project will increase the processing capacity of the plant by approximately 4.0Mt/a with the addition of an autoclave (that will be twice the capacity of each of the existing autoclaves) and additional crushing, grinding, thickening, oxygen and leach plant capacity. The in-pit reserves with the MOPU Project are slightly larger than those for the previous plant configuration. This is due to increased pit volume and reduced cut-off grade, both of which result from reduced processing costs with the expansion. Simplified process flow charts are shown below prior to the MOPU Project.
Current Plant Flowchart after Flotation Installation
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
Based on the current reserve estimate and mine plan, production is expected to be between 770,000 and 840,000 ounces in 2009 and between 840,000 and 1,000,000 ounces per year from 2010 to 2011.
(2)	Mining

(A)	General
The open pit mine is expected to produce an average of approximately 13.8 million tonnes of ore per year during the mining period (until estimated mining closure in 2023). Ore production has averaged 11.3 million tonnes over the last six years. Total annual extraction of ore plus waste is planned to range from 50 to 60 million tonnes per year from 2009 to 2016 and decrease in staged amounts thereafter.
The ultimate pit shell contains approximately 621 million tonnes of material, of which approximately 180 million tonnes are proven and probable reserves in-pit and 444 million tonnes are waste, for an overall waste/ore stripping ratio of 2.5. Most waste material will be disposed of offshore in deep water within the confines of the Special Mining Lease area.
Mining of sulphide ore commenced in the Minifie area because of its higher grade and shallower depth, and has been extended over time to encompass the Lienetz and Kapit areas. During 2003 and 2004 most of the mine production was from the Minifie pit. Production of ore from the high grade Phase 5 in the Lienetz pit started in the final quarter of 2004 and it was the main ore source in 2005 until mid 2006. Phase 7 and Phase 6, either side of Phase 5, have since been developed and have been the main ore source through until 2007. Phase 8 development in northern Lienetz started in early 2007 and is the main ore source from 2008 until 2009. Development of Phase 11, the western edge of Lienetz, began in 2008. Phase 11 will be a major contributor to ore supply from 2009 to 2015.
Material moved during 2008, 2007 and 2006 is shown in the following table.

	2008	2007	2006
High-grade sulphide ore (K tonnes)	6,204	6,111	4,204
High-grade sulphide ore (g/t Au)	4.98	5.14	5.51
Low-grade sulphide ore (K tonnes)	8,335	4,380	3,751
Low-grade sulphide ore grade (g/t Au)	2.22	2.32	2.27
Total Ore (K tonnes)	14,539	10,491	7,955
Total Ore grade (g/t Au)	3.4	3.96	3.98
Total Waste (K tonnes)	36,120	47,769	48,195
Total Material (K tonnes)	50,660	58,260	56,150

(B)	Pit Design and Planning
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
Inter-ramp slope angles range from 15o to 25o in soil-strength material, 32o to 36o in weak rock, and 48o in hard rock. Mining is carried out on 12-meter benches.
The mining sequence has been determined with a view to maximizing the life of mine value of the deposit using computer techniques, engineered designs and experience. This has resulted in 9 mining phases with a variable mill feed cut-off grade for direct process ore for each year of the mining period.
(C)	Production Scheduling
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
(D)	Mill Throughput
The autoclave throughput to sulphur grade relationship varies with pulp density, which is dependent on the settling characteristics of the ore. In general, the softer (high clay) ores yield a lower pulp density than the harder (fresh rock) ores. Work index, or hardness of the material, determines the rate of feed through the grinding circuits. The heat required to maintain the operating pressures and temperatures in the autoclaves is derived from oxidation of the sulphides. Oxidation of the sulphides (and, hence, liberation of the gold) takes a finite period of time and thus residence time may constrain throughput. The mill feed constraints are represented by the general curves in the following graphics.

Plant Optimization for selected Pulp Density and Sulphur grades
Sulphide sulphur grade in autoclave feed solids
Assumptions:
50 minutes residence time
30 deg. C feed temperature pre heat recovery
90 deg. C max feed temperature post heat recovery
Oxygen utilisation = 90%
Quench water added to compartments 1a, 1b and 1c = 7 m3/h/autoclave
Plant Optimization for selected Hardness/Work Index and Sulphur grades
Sulphur Grade (%)

(E)	Metallurgical Recovery
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
(F)	Sulphide Content
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
(G)	Economic Grade Ore Stockpiles
All ore grading below the applicable annual mill feed cut-off grade (but above the waste cut-off grade) will be stockpiled for processing after open pit mining ceases. In addition, the PNG Government required that ore with grades above 1.6 g/t be stockpiled within the early years of mine production. This permitted cut-off grade increased to 2.0 g/t during 2003. At the completion of the mining period, the economic grade material will be fed to the process plant during the stockpile processing period. Throughputs and recovery are based on current operating practices, but the behavior of this ore for overall plant recovery and sulphur grade, after being stockpiled for periods in excess of 15 years, is uncertain.
(H)	Waste Rock Disposal
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

(I)	Blasting
The Company has changed the contractor, from Orica to dnx PNG Pty Ltd in 2008, to provide all products, labour and equipment to carry out the required blasting operations. This includes procurement, transport, manufacture, storage and management of all explosive material and the design, provision, repair and maintenance of magazines, manufacturing facilities with a capacity of 50 tonnes of emulsion per day, and mobile explosive delivery units. The contractor measures and records hole data (including temperature), primes holes, loads explosives down the holes, ties-in and initiates the shots, and is responsible for legal compliance during manufacture, and blasting (including post-blast inspection and dealing with misfires and secondary blasting). Since the ground temperatures are typically above 100 degrees Celsius, explosive emulsions used are desensitized to heat by special formulation and blending with glass micro balloons. New formulations are currently under development in anticipation of the need to blast in higher ground temperatures. See “Item 10. Additional Information — C. Material Contracts — (f) Lihir operations blasting services conrtracts”.
(J)	Mine Drainage
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
(K)	Mining Equipment
The major mining equipment selected for the Lihir operation has been sized for the levels of production and operating conditions contemplated by the current life of mine plan. Most of the mining fleet was purchased from the mining contractor on April 17, 2000 on termination of contract mining arrangements. The transition from operator mining to owner mining was smooth with the majority of the contractor equipment and staff transferring to the Company at this time. The primary excavation fleet now consists of five 23 cubic meter capacity, and one 14 cubic meter capacity, hydraulic shovels. Material haulage utilizes a matching fleet of 36 rear dump haul trucks, each with a capacity of 136 tonnes. In addition to this, a support fleet of smaller shovels, five 100 tonne trucks and ancillary equipment is employed.
(3)	Processing
(A)	General
The Company’s processing plant is located in an area known as Putput, close to the mine at the mouth of Luise Harbor. Lihir mine ore is termed refractory, meaning that conventional extraction of gold by cyanidation is not viable without pre-treatment. The Lihir operation’s process plant incorporates a pressure oxidation pre-treatment step using autoclaves to expose the gold. This in turn is followed by conventional cyanidation.
The ore is crushed and then milled through one of two milling circuits, one of which incorporates flotation to allow upgrading of the sulphur and gold grades. The product of these circuits is a slurry with grades optimized to suit the next treatment stage, oxidation in the autoclaves. After the autoclaves the oxidized slurry undergoes counter-current decantation (“CCD”) to remove acid, neutralization, carbon-in-leach (“CIL”), and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electro-winning and smelting.
The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulphur grade of 7.2%. A design autoclave operating time of 89% of total time was used resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed were installed in 2001 along with a twelfth power generator. In 2002, a pebble crushing circuit was installed in the grinding area to increase grinding capacity, and three additional autoclave feed pumps were installed in 2003. In 2004, a new carbon regeneration kiln was installed to increase gold recovery from the CIL circuit. In 2005, a gravity circuit was installed with the intention of recovering any free gravity recoverable gold prior to leaching. Materials transport difficulties combined with a lower than expected occurrence of gravity recoverable gold led to the gravity circuit being decommissioned.
The Company commissioned the 3 Mtpa capacity flotation circuit in 2007 aimed at maximizing autoclave capacity and improving the economics of processing lower sulphur grade ores. The upgrade included a new grinding and flotation plant, increased autoclave feed tank capacity, an additional 10 tph oxygen plant, an additional lime slaker and gold desorption circuits. Ores of lower sulphur content will be targeted for treatment in the new circuit which utilizes flotation to upgrade the sulphur content of the concentrate that is produced. This concentrate is mixed with ground ore from the existing grinding circuit to provide optimal feed for the autoclave circuit. The oxygen supply and gold desorption circuits were upgraded to allow for the increased gold production capability.
Also in 2007, the original grinding thickener was converted to a third CCD wash thickener to reduce the consumption of lime in the gold leaching circuit.
During 2008, a new larger soft ore sizer (ABON) was installed as a replacement to the unreliable and low capacity MMD sizer. This allows for increased crushing capacity and improves the capability of crushing softer high clay content ores.
A total of 6.2 million tonnes of ore were milled and 4.8 million tonnes were fed through the autoclaves in 2008 to produce 771,000 ounces of gold.
(B)	Crushing
Run-of-mine stockpiling and primary crushing facilities, incorporating a gyratory crusher and the newly installed ABON sizer, are located at the Ladolam Creek area, approximately 500 meters east of the ore bodies. All other processing facilities are located at Putput, approximately one kilometer southeast of the Ladolam Creek area. Soft ore can be processed separately through a toothed-roll crusher.
(C)	Stockpiling and Blending
A series of conveyors transport the crushed ore to a stockpile of approximately 140,000 tonnes capacity located at the Putput processing plant. The stockpile is segregated to allow stockpiling of flotation feed ores (“FGO”) and direct feed ore (“HGO”) for subsequent processing in the respective milling circuits.
Ore is reclaimed from the stockpile via under pile feeders and conveyed into the HGO grinding mills. Ore that does not flow freely through the under pile feeders is reclaimed by front-end loader and fed through a separate feeder.
A loader provides ore to a feed bin which provides ore to the FGO milling circuit.
(D)	Grinding and Thickening
HGO — Water is combined with the ore feeding the HGO SAG mill to form slurry. Steel balls and the larger rocks in the feed grind the ore down to a fine particle size. Coarse pebbles (scats) rejected from the SAG mill are conveyed and crushed separately in the pebble crushing circuit before returning to the feed conveyor. SAG mill discharge slurry is pumped to cyclone classifiers that separate coarse from fine particles. Coarse material is directed into a ball mill for further fine grinding before reclassification, whilst fine material continues on to a thickener. In the thickener, water is recovered and flocculant is used to assist the settling of solids. Thickened slurry is pumped to the pressure oxidation circuit. A larger thickener was installed early in 2005 to allow the plant to better deal with clay-rich ores from the Lienetz pit.
FGO — The FGO grinding circuit operates in a similar manner to the HGO circuit with the exception that there is no scats conveying and crushing circuit, scats from these mills are conveyed back to the coarse ore stockpile by front end loader for processing through the HGO mills and scats crushers. Product from the FGO grinding circuit reports to a rougher flotation circuit which separates and concentrates gold containing sulphide minerals into a flotation concentrate. The flotation concentrate is thickened to 50% solids density prior to blending with thickened HGO ore in the Pressure Oxidation feed tanks. The flotation circuit can be bypassed allowing the FGO grinding circuit to provide additional direct feed to the autoclave circuit if needed, which has greatly increased the flexibility of the grinding circuits. The operation of the flotation circuit increases throughput and also provides much improved control of sulphur grade to the autoclaves allowing more economic treatment or a wider range of ore types.
(E)	Pressure Oxidation
The Lihir operation’s pressure oxidation circuit utilizes Dynatec Corporation’s patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry with low sulphur grades is first pre-heated to between 60 and 90 degrees Celsius in heat recovery vessels. High sulphur ore can bypass this heat recovery stage. The feed slurry is then pumped under high pressure into three horizontal, six-compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,650 kPa and a temperature of 200 — 210 degrees Celsius. Pure oxygen added into the autoclaves causes rapid oxidation of sulphide minerals, exposing the contained gold particles. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced closer to atmospheric conditions. Resultant steam produced in the flash vessels can be used in the heat recovery vessels if pre-heating of the feed slurry is required. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.
High-pressure gaseous oxygen for the pressure oxidization process is provided via three cryogenic oxygen plants located adjacent to the processing plant. These plants have a total production capacity of 82 tph of gaseous oxygen at 98% purity. Liquid oxygen is also produced and stored for backup and emergency requirements.
(F)	Energy
Power is supplied by a combination of geothermal and heavy fuel oil generators. There are 12 heavy fuel oil generators, each of 6.3 megawatts. A six megawatt geothermal plant was commissioned in April 2003 and a 30 megawatt plant was commissioned in 2005. Construction and commissioning of a further 20 megawatt geothermal power expansion was completed in February 2007.
The current site power requirement is approximately 76 megawatts of energy to meet all the operating needs and allow for an appropriate spinning reserve (or operating power margin to allow for fluctuations in demand). With the additional geothermal turbines approximately 56 megawatts is sourced from geothermal energy and the remaining 20 megawatts from HFO generators. The Company is actively seeking to source additional geothermal steam reserves to further reduce hydrocarbon sourced power generation.
(G)	CCD Washing and Neutralization
Oxidized slurry passes through a three-stage CCD thickener circuit where it is washed with process water to remove the bulk of the sulphuric acid created during the oxidation process. Residual acid is then neutralized by the addition of milk-of-lime, which is prepared from imported quicklime, in a slaking circuit. In this way, slurry pH level is increased to an appropriate level for cyanide leaching. Dilution water is added to reduce slurry viscosity in preparation for CIL processing. During 2004, a by-pass line was added to the CCD thickener to allow maintenance activities to occur with minimal production effects.

(H)	CIL Processing
Gold is recovered from the neutralised slurry in a CIL circuit. The circuit consists of eight large, agitated tanks. The first tank ensures full neutralization and allows the target pH to be reached. In the second tank, sodium cyanide is added to the slurry to begin leaching gold into solution. Coarse, granular carbon is added to subsequent tanks to absorb dissolved gold. Agitation ensures that the slurry, cyanide and carbon are well mixed and suspended so that most gold containing particles are leached with the gold being adsorbed onto carbon. Slurry flow progresses through the tanks whilst carbon, retained by screens, is pumped in a counter-current direction and progressively loads with adsorbed gold.
(I)	Gold Recovery
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
Gold bearing solution from the elution process is circulated through electrowinning cells where gold is recovered from solution through electro-plating to produce a gold sludge. Finally, the sludge is dried and smelted in a furnace to produce doré bars. The gold recovery facility was originally designed to treat up to 20 tonnes per day of loaded carbon. This was increased to 28 tonnes per day in 2004 and further increased to 40 tonnes per day with the installation of the second strip circuit as part of the flotation expansion in 2007.
A new desorption circuit was installed to increase the loaded carbon treatment rate up to 40 tonnes per day, due to the increase in gold production following commissioning of the flotation circuit.
Following the introduction of the flotation expansion the overall ore treatment process was designed to recover between 75% and 90% of contained gold, depending on ore type. Overall plant recovery for 2008 was 82.5%.
(J)	Tailings Disposal
The tailings from CIL, the acidic wash water from the CCD’s and the flotation circuit tailings are combined with power plant and oxygen plant cooling water streams in a junction box
The combined streams are subsequently discharged into the ocean via a pipeline at a depth of 128 meters, which is below the surface mixed layer of the ocean. The surface mixed layer, which is the uppermost layer of the ocean that is constantly mixed by wind and wave action, varies with location and time, with a maximum depth of 98 meters being recorded to date at the Lihir operation. Being denser than the receiving seawater, tailings discharged below the surface mixed layer move down the steep submarine slope and will not rise to the surface.
(K)	Economic Grade Ores
Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulphide in the ore. To mitigate this effect, a number of measures have been taken:
•	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulphide in ore feed.

•	Flotation plant capacity provides an opportunity to increase the sulphide grade of stockpile ore.

•	Blending of stockpile ores combined with operation of the flotation circuit will enable feeding of the autoclave circuit at the optimum sulphur level.

(L)	Limestone Deposits
The original project design incorporated a lime plant treating local limestone. While tests of the local limestone confirmed its chemical suitability, it was also indicated that the limestone may prove too friable for calcining in conventional shaft or rotary lime kilns. As a result the processing plant utilizes imported quicklime transported to site in 20 tonne containers.
(M)	MOPU Project
The current mine production of ore significantly exceeds the process plant capacity, with the excess ore stockpiled for reclaiming and processing in future. Accordingly, during 2006 a study into the options for expanding the Lihir operation process plant was undertaken. Various options to achieve process plant capacity increases were examined during the scoping study, and various technologies considered for processing the additional ore. The results indicated that the optimum option for expansion involved continued use of the mine’s existing pressure oxidation process technology. The selected option involved utilizing a larger diameter autoclave than the existing autoclaves, such that the capacity of the unit would be twice that of each of the existing units. As a result, a feasibility study into this option was conducted during 2007 and finalized in February 2008. The feasibility study supported the conclusions of the scoping study and showed that a plant upgrade was economically viable as a result of a reduction in processing costs and improved gold recovery. The annual throughput capacity of the process plant from 2011 is targeted to increase to more than 10 million tonnes depending on, among other things, the sulphur content of the ore feed, with a corresponding increase in annual gold production by an average of 240,000 ounces from 2011.
At the end of 2008, a total of $50.6 million has been spent on the project and an additional $82.4 million has been committed. Overall, the project is currently on budget. The Project commenced in 2008 and is expected to be completed by the end of 2011. Regulatory approvals for the upgraded plant are required prior to commissioning.
In addition, power generating capacity will be expanded to provide electricity for the new plant and equipment. This expansion is the subject of a continuing study that is expected to be completed by the end of Q2 2009.
(N)	Processing Period after 2022
According to the Company’s current 2008 life of mine plan, economic grade material will be stockpiled during the life of the mining operation reaching maximum levels estimated at 116 million tonnes in 2022. This stockpile material is projected to have an average grade of 1.83 g/t. After applying recoveries of approximately 75% — 80% based on current operating practices, production is forecast to average approximately 395,000 ounces per annum during the post-mining processing period commencing in 2023 and concluding in 2035. The ultimate amount of material stockpiled and processed may vary depending on future cut-off grades policies adopted, error estimation inherent with proven and probable reserves categories, and the overall contained sulphur levels of long term stockpiles.
(4)	Infrastructure
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

A wharf has been constructed at Putput for general cargo ships and tankers. An airstrip and terminal facilities have been constructed on the northern portion of the island. The airstrip was certified with the PNG Civil Aviation Authority in 2007 and the airport now operates both domestic and international flights (direct to Cairns, Australia). The existing road connecting the airstrip and the project site was improved and a ring road around the island was installed. A total of 16.5 km of the road has been sealed to December 31, 2008.
Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River where a run off weir scheme and associated pumping station has been constructed. A water treatment plant (installed in 2003 and upgraded in 2006) serves to improve water quality. Some makeup water is now also being accessed for ancillary purposes from the pit area itself.
Communications at the site, within the island and within the PNG mainland and overseas has been provided through the installation of a satellite link providing public access to the national telephone network. Marine and aeronautical radio systems are also installed. An independent provider installed a digital cellular network in 2007, with coverage limited to the town site, Special Mining Lease and nearby surrounding areas.
(5)	Logistics
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
(6)	Personnel
(A)	Workforce
At December 2008, the Lihir operation employed 2020 people on Lihir Island. 708 or 35.1% were Lihirian, 1116 or 55.2% were other (non-Lihirian) PNG nationals and 196 or 9.7% were expatriates from various other countries. A great deal of work at the site is undertaken by third party contractors, or business partners. During 2008, the total workforce (including business partners) totaled 4,696 people. The Company continues to sponsor regular professional and developmental training, both in-house and externally. See “Item 6 - Directors, Senior Management and Employees — D. Employees.”
(B)	Occupational Health and Safety
The Company operates in a unique and challenging work environment and is committed to having a workforce free of injury and occupational illness. The Company endeavors to do this by ensuring that employees, business partners and the community benefit from the Occupational Health and Safety (“OH&S”) management plans developed for its Lihir operation.
(C)	Safety Performance
Both lead and lag indicators are used to measure the Company’s safety performance. Some of the lead indicators used are number of audits and inspections completed, percentage of corrective actions closed out, standard operating procedure development and review as well as the number of Job Safety Observations (“JSOs”) completed. JSOs are an integral part of the Company’s behavioral (or cultural) based safety program. In late 2006, the Company embarked on a three year program to further improve the safety culture at its Lihir operation. Lag indicators used are the traditional measures of injury frequency rates. The Company measures both lost time injuries (“LTI”) and serious injuries, (which is the total of lost time and medical treatable injuries, other than first aid). The frequency rates are based on 1,000,000 exposure hours to align with and benchmark the Company against Australian mining companies.

By focusing on the positive performance indicators, the Lihir operation achieved another sound performance with only 3 recorded LTIs in 2008. The LTI frequency rate (“LTIFR”) increased slightly to 0.26 compared with 0.18 in 2007.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
LTI	12	11	11	16	11	12	13	12	5	2	3
LTIFR	2.05	1.70	1.75	2.30	1.80	1.50	1.50	1.53	0.53	0.18	0.26
A total of 24 serious injuries were recorded during 2008, which represents a 17% reduction to that recorded in 2007. Similarly, the serious injury frequency rate recorded for 2008 was 2.1 per million man hours, compared with 2.7 in 2007.
Comprehensive site wide OH&S safety plans have been developed and cascade down through the business to departmental and sectional levels. Key performance areas and key performance indicators are then benchmarked and reported on using a balanced score card. The scorecards are updated monthly and reported across the departments and site so employees can keep track of the Lihir operation’s safety performance. Employees participate in setting the departmental and sectional targets and then “act like owners” to ensure the operation’s lead indicators are met, thus reducing the lag indicators.
In 2007, the Company’s Fitness For Work programs were rolled out which included fatigue management, alcohol and drug awareness and detection campaigns. Lifestyle issues are also included and include issues such as hypertension, diabetes and obesity.
(7)	Community Affairs
Lihir is the collective name for a group of four islands with a total population, at last count in December 2006, of approximately 13,900 Lihirians, and approximately 3,700 non-Lihirians from other parts of PNG.
Lihir is over 900 kilometers from Port Moresby and at least two hours’ travel by motorized boat from the nearest land mass (New Ireland, Tanga or Tabar islands). Because of this relative geographic isolation, the Lihir community is fairly self-contained. Comprehensive land tenure and genealogy studies were conducted prior to the mine’s development and records are updated annually. The people of Lihir share a common language and the clan structure, factors which assisted in the original conduct of the compensation negotiations and project approval by the community.
(A)	The Original Integrated Benefits Package (IBP)
In 1995, a comprehensive set of benefits and compensation arrangements known as the Integrated Benefits Package (“IBP”) were agreed between the Company, the three levels of government (National, Provincial and Local) and the people of Lihir (referred to here as the “Original IBP”). The Original IBP details the commitments made by the various stakeholders to the community in terms of infrastructure and support, community development, compensation, and relocation of certain families from within the Special Mining Lease. The Original IBP contains in one volume all of the commitments made to the people in the Lihir group of islands in return for their allowing the project to proceed on their land.
The IBP is based on four chapters including: 1) Destruction (relocation and compensation); 2) Development (royalty payments, equity participation, community infrastructure, facilities and services, business development, human development, village development); 3) Security (trust funds, long term development plans, long term investment plans, training and localization); and 4) Rehabilitation (progressive rehabilitation and mine closure provisions). The Original IBP was signed on Lihir on April 26, 1995, by Lihir Management Company Limited (initially on behalf of the joint venture but with an acknowledgment that it would subsequently be on behalf of the Company), by the three levels of government and by representatives of the various groups of landowners and residents on Lihir Island. It satisfied the requirements of the PNG Mining Act for compensation arrangements to be in place before mining commenced. The Original IBP was endorsed by the PNG Registrar of Mines prior to signature by the parties.

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
Provision of benefits for future generations of landowners and of relocatees was a significant issue during the negotiations. Therefore IBP chapters 2 and 3 provide for the establishment of trusts for the long term benefit of landowners and residents and their children, and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation (statutory and otherwise). In the event of a dispute, formal mediation and arbitration procedures are provided for in the agreements. More importantly, the IBP provides for a regular process of review on a five year cycle to provide an opportunity to keep the agreement consistent with the changing circumstances on the island over time.
In June 2001 the Company, the local community of Lihir and the PNG National, New Ireland provincial and Lihir local level governments jointly commenced a full review of the Original IBP to assess its effectiveness and how it might be improved to serve the various parties better in the future.
(B)	The revised IBP — Lihir Sustainable Development Plan (LSDP)
In 2006, following lengthy discussions, the Company commenced implementation of a new 100 million Kina ($33 million), five-year IBP for the Lihirian community (referred to here as the “Revised IBP”). As well as continuing the features of the Original IBP, the Revised IBP facilitates health, education and community development programs on Lihir Island, with the benefits distributed island-wide. The Revised IBP agreement, also referred to as the Lihir Sustainable Development Plan (or “LSDP”), was signed in May 2007. The parties to the agreement acknowledge the Revised IBP is a starting point. It signifies a commitment to a process to develop a series of programs aimed at financial independence and self reliance over the period of mining and that as such each program will require continual detailed annual planning to attain these sustainable objectives.
(C)	Equity Participation
MRL Capital Limited (“MRL”)(formerly Mineral Resources Lihir Limited) holds shares in the Company on trust for the Lihirian Equity Trust being the Lihirian landowners whose land is impacted by the Lihir operation and has held that equity since the Company was publicly listed in 1995.
Since 2005, MRL has sold part of its interest in the Company. This was initially done to repay loans that were taken out to fund the purchase of shares by MRL. More recently, further sales were made following MRL obtaining Court orders in November 2006 enabling the terms of the Lihirian Equity Trust to be varied.
After MRL’s initial sell down to fund its loan repayments was complete (but prior to MRL’s most recent sales after the terms of the Trust were amended), the Company stated that it proposed to issue 3,284,499 additional shares (being 0.26% of the Company’s issued capital as at September 30, 2006) to MRL in accordance with a commitment given under a non-binding heads of agreement dated March 28, 2003 between the State, the Company, MRL and other Lihirian entities and a commitment in the Revised IBP. Following receipt of the necessary approvals from the Company’s Board and its various market and corporate regulators (in particular, the ASX and TSX have specific requirements for the issue of new capital), the 3,284,499 shares were issued to MRL on March 26, 2008 through a private placement.
As part of an additional commitment in the Revised IBP, the Company has sought to maintain the Lihirian community’s involvement with and interest in the Lihir operation through a proposal that the

Company issue a smaller number of additional shares in the future to MRL. Discussions on this proposal are ongoing.
Also under discussion is a greater role by the Lihirian community in other business opportunities. The discussions on this and other issues are continuing within the context of the Original IBP and LSDP agreements which, as noted above, set the framework for ongoing negotiation and discussion. In order to expedite these discussions and sustainable development initiatives a permanent joint stakeholder committee, the LSDP Planning and Monitoring Committee, was established in 2007 to oversee the implementation and administration of the Revised IBP and LSDP agreements.
The Company has made substantial annual financial contribution by way of compensation, community development, royalties, wages and other payments to the Lihirian community as shown in the table below.

	2008	2007	2006
Kina millions	66.5	55.4	42.1
$ millions equivalent	26.2	20.9	14.8
Even though the Company puts significant effort into addressing landowner issues, it cannot guarantee that specific disputes will not disrupt operations in the future. See “Item 3. Key Information — D. Risk Factors”.
(D)	Business Development
Under the terms of the Original IBP the Company provided direct support to the local community for business development through its business development office (“BDO”). BDO assisted the local business community to develop realistic, sustainable commercial opportunities. BDO assistance to local businesses included the development of business plans, managerial advice, preparation and lodgment of GST, group tax and company returns, secretarial support and business training. In some cases, small loans were also provided. More than 120 small businesses operate on Lihir, most of which have received some form of assistance from BDO.
BDO continued to provide advice and assistance to local businesses to assist them in maintaining financial records and to otherwise complying with the PNG Companies Act 1992 and Business Groups Incorporation Act 1974 up until 2008. In 2008 in accordance with the Original IBP agreement the BDO became an external independently managed company. The new independent holding company is name d the Lihir Business Services (LBS) and is a subsidiary of Anitua Ltd the Landowner association commercial arm.
Many local businesses continue to benefit from the Company’s outsourcing program for non-core activities by providing goods and services to the Lihir operation. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy.
(E)	Education Assistance
In 2008, the Company continued to assist Lihirian students through a range of programs. In addition, a major review of the education system aimed at establishing a 20 year education improvement plan is currently underway. This long term LSDP Revised IBP project is underpinned by an education baseline survey into the status of numeracy, literacy and infrastructure on Lihir Island.

(F)	Security
The Company has supported the establishment of a law and good order committee on Lihir Island by the community. This committee has liaised closely with the Royal PNG Constabulary (Police) and other relevant agencies. Several initiatives on community policing, such as education campaigns on illicit drugs, alcohol abuse and domestic violence, continue to be pursued. There have also been training courses conducted to improve the performance of Village Courts. Village Courts are an important level of the judicial system in the local community. At a District Court level, a resident magistrate continues to be stationed on Lihir Island, and court facilities have been established allowing the hearing of criminal and civil matters without long delays.
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
(G)	Community Health
An important benefit provided to the Lihirian community is improved health care. Currently the Company provides medical services to employees, contractors and their dependents as well as to the local people through the Lihir Medical Center at Londolovit, which offers outpatient, inpatient and preventative health care services. The Medical Center also provides support through the provision of drugs and services to all the government and mission run health facilities throughout the Lihir Group of islands. As with the education system a review of the community health program is also currently underway as part of the sustainable development objectives of the LSDP Revised IBP.
(b)	Ballarat Operation
(1)	Overview
The following is a summary of the Company’s current operations at Ballarat, Victoria, Australia.
Ballarat Goldfields operates an underground mine beneath the regional township of Ballarat, Victoria, Australia. Gold was first discovered in Ballarat in 1851 and mining has been a major industry in the region. The town now supports a growing manufacturing, health, education and food processing economy. Many residents are long term citizens and retain close links back to the gold rush (1855 — 1917), supporting the resurgence of gold mining within the Ballarat region.
The underground mine sits beneath residential housing and a major tourist gold mining attraction, ‘Sovereign Hill’. The mine is progressing north towards the local shopping mall and commercial infrastructure.
The Ballarat operation’s surface infrastructure is located within a softwood plantation and is situated on the southern fringe of the township. The closest neighboring residents are 200 m to the north and 500 m to the east of surface infrastructure.
The Ballarat East ore body is mined using underground mining methods and is accessed via a decline; there are several ventilation rises. The gold is recovered through the gravity circuit with 70 to 80% being free gold. The remaining sulphide gold is treated through intensive cyanidation. In 2006, construction of stage one of the process plant was completed for the extraction of the free gold component. The stage two leach plant for the treatment of the sulphide gold, was completed in early 2008.
During 2008 the operation was focused on the underground development of the Ballarat East field as well as carrying out exploration activities in the Ballarat East, Ballarat West, Berringa and Ballarat South fields. The 2008 work program focused mainly on accessing ore zones in the central and southern areas of Ballarat East and construction of surface and mine infrastructure including ventilation for the underground mine.

Following completion of this underground ventilation infrastructure at the end of 2008, the Company has also resumed development work to open up the potentially larger ore zones located in the northern areas of the Ballarat East mine.
See “Item 3. Key Information — D. Risk Factors” for a discussion of certain possible risks to the Ballarat operation.
A discussion on the critical accounting estimates ‘Recoverability of long-lived assets’ is contained in both Item 5. Operating and Financial Review and Prospects — A. Operating Results (c) Critical accounting estimates and judgments, and Item 18. Financial Statements, Notes to the Financial Statements, Note 2. Critical accounting estimates and judgments. Refer to Item 8. Financial Information — B. Significant changes.
(2)	Mining

(A)	General
The underground operation was in a development stage up until December 31, 2008 and moved into commercial production from the first quarter of 2009. The mine has an ore production capacity of up to approximately 600,000 tonnes per annum.
A total of approximately 14 kilometers of workings had been developed to the end of 2008. The mine involves the development of a series of declines running along the strike of the Ballarat East field. These are known as the Sulieman, Woah Hawp, Sovereign and Prince declines.
The Sulieman Decline will act as a drilling platform and provide return ventilation whilst accessing the northern end of the Ballarat East field under the city of Ballarat. As part of the development of the Ballarat East field, the Golden Point intake shaft has been sunk to the Sulieman decline and acts as a fresh air intake towards the middle of the field. The shaft has the capacity to be extended to the Woah Hawp decline if required.
Material moved during 2008, 2007 and 2006 is shown in the following table.

	2008	2007	2006
Development (m)	6,093	3,819	2,890
Total Ore (tonnes)	129,282	24,998	20,897
Total Ore (g Au/t)	3.5	3.3	3.3
Total Waste (tonnes)	296,287	217,300	191,463
Total Material (tonnes)	425,569	242,298	212,360
(B)	Underground Mine Design and Planning
Development size for all capital development has been nominally 5 meters wide by 5.3 meters high with access development 5 meters wide by 5 meters high. The ore development is nominally 4.5 meters wide by 4 meters high but is dependent on the ground conditions and ore zone widths and can be smaller if required.
The nature of the ground conditions dictates that a significant amount of ground support is required. A set of minimum ground support standards have been developed. Routinely, the declines are bolted and fibrecreted from floor to floor. All intersections are cable bolted and cross cutting faults, where encountered, may require the additional use of spiles and grout injection to maintain access.
The mining methods that will be employed will be loader cut and fill and Longhole Stoping with waste fill. The size, shape and prevailing ground conditions of the ore zones will dictate the mining method used. There is potential to utilize other selective mining methods as required.

(C)	Production Scheduling
The current processing plant has a nominal capacity of 600ktpa and there is very limited area available for the ore to be stockpiled on the surface. Hence any potential to schedule mine production at a greater rate, even for short periods, would require installation of increased mill capacity.
(D)	Waste Rock Disposal
Waste material is either disposed of on the surface stockpiles or is being used to backfill the stopes. Material stockpiled on the surface will be used in stope backfilling when there is insufficient waste generated underground.
(E)	Mine Dewatering
Dewatering of the old mine workings is being undertaken simultaneously with the decline development using a combination of borehole pumps down original shafts and drainage holes into the old workings from underground. All water, including ground water and mine water, is pumped to the settling ponds. Excess water to that required onsite is discharged to the local stream subject to environmental license conditions. Water outflows are predicted to increase over the next 3 years and so, to meet the license conditions, particularly during dry periods, a reverse osmosis plant was under construction during 2008 and has subsequently been commissioned.
(F)	Ventilation
The mine is ventilated with sufficient fresh air to meet the needs of the underground mine workers and local regulatory requirements. Fresh air intakes include the main access decline located to the south of the mine and the Golden Point Shaft located centrally. The primary exhaust fans are located underground at the North Prince Extended ventilation shaft minimizing noise levels on the surface within the City of Ballarat.
(3)	Processing

(A)	General
The processing plant was designed by Gekko Systems, a Ballarat based company with expertise in gravity recovery and gold leaching. It has been constructed in two phases, the first being gravity-only recovery while the second phase involved the recovery of fine gold and gold associated with sulphides. The design of the plant is such that it will allow for expansion beyond the initial 600,000 tonnes per annum to 800,000 tonnes per annum should this be required.
The plant is located near the portal and surface workshops. The site was designed to minimize earthworks and to minimize noise emissions. The first phase was completed in December 2005 with a design capacity to treat seventy-five tonnes of ore per hour. The intensive leach plant was commissioned in December 2008.

Recovery Flowsheet
(B)	Crushing
Run-of-mine stockpiling and primary/secondary crushing facilities, incorporating jaw and cone crushers, are located 200 meters south of the portal. Two fine ore storage bins are used to maintain plant continuity as license conditions impose noise constraint conditions on primary/secondary crushing on night shift. Tertiary crushing is used to reduce material to <5 mm to be presented to the jigs and then further reduced to <1 mm to be presented to the Falcon concentrator.
(C)	Gravity Circuit
The gravity circuit consists of a nugget trap and three parallel trains of pressure jigs which are used in a rougher scavenger configuration. The jig circuit is designed to co-recover both free gold and sulphides into a gravity concentrate. Concentrates from all six jigs report to a single jig for cleaning where most of the siliceous type gangue is removed. Tailings from the scavenger jigs returns to a 1 mm screen. Any material finer than 1 mm then leaves the jig circuit via dewatering cyclones and reports to the Falcon concentrator since 1 mm size is outside the jig performance envelope. The Falcon Concentrator is a centrifugal gravity machine and scavenges fine gold prior to tailings disposal. Material coarser than 1mm is re-crushed and re-presented to the jigs to maximize gold recovery.
The circuit is designed for a 5% mass recovery to cleaner concentrate. This is critical to deliver >90% gold recoveries at design head grades.
Cleaner jig concentrate is processed in a re-cleaner jig where separation of gold away from sulphides takes place. The gold concentrate is pumped to the gold room and the sulphide portion reports to the milling circuit in preparation for leaching.

(D)	Concentrate Leaching
The leach plant extracts the remaining gold from sulphide concentrates. The process involves grinding the concentrate to 150 microns in a ball mill and then leaching in an Inline Leach Reactor. The gold is then extracted from the leach liquor and concentrated onto a gold selective ion-exchange resin. The loaded resin is then batch stripped of gold into a high tenor solution, electrowon and smelted. The leach tailings are detoxified to destroy cyanide and combined with the gravity plant tailings for disposal in the tailing storage facility. Only 5% of the total mass of tailings produced originate from the leaching circuit.
(E)	Gold Room
The re-cleaner jig concentrate and Falcon concentrate are processed on a Wilfley table to remove sulphides carried over into the gold room with the free gold. Wilfley table concentrate then reports to a triple deck Kason vibrating screen where it is sized into three fractions in preparation for Gemeni tabling (+2mm, -2+1mm and -1mm). Screening improves the sulphide rejection efficiency of the Gemeni table process by reducing the size vs SG affect. All screen fractions are tabled separately over the Gemeni table to produce a high grade gravity concentrate which is suitable for direct smelting. Multiple passes over the Gemeni table are required to concentrate the free gold sufficiently. Gold dore assays approximately 95% gold.
Nugget trap concentrate is also treated over the Kason screen and any coarse gold is hand picked.
All gold room tailings produced from the both the Wilfley and Gemeni tables are predominantly sulphides and report to the leaching plant.
(F)	Tailings Storage Facility.
The tailings storage facility was designed and commissioned in 2005 with a capacity of 450,000 m3, which is roughly equivalent to 600,000 tonnes of tailings. An expansion in 2009 (wall lift) increased the total tailings storage capacity to approximately 900,000 tonnes.
The dam is fully clay lined to a depth of 600 mm to prevent seepage and incorporates an under-drainage system to recover water from underneath the tailings and thereby promote good drainage and consolidation. Considerable design effort went into preventing any uncontrolled loss of containment, particularly given the use of cyanide in the concentrate leaching process.
A conventional decant pond is used together with a return water system to a lined water storage dam. All new water input to the plant comes from mine dewatering — no potable water is used.
The tailings decant and leachate water systems are fully integrated within the plant control system via a remote radio telemetry system.
(4)	Infrastructure
Certain infrastructure existed on the Ballarat operation site prior to the merger with the Company, including Phase 1 of the process plant, administration facilities, coreshed and some workshops. A significant program of infrastructure construction was required to further progress mine development. Besides Phase 2 of the processing plant, new infrastructure constructed to the end of 2008 includes a main administration office, an analytical laboratory, a mill office, a warehouse, plant and mine maintenance workshops and emergency response facilities.
A reverse osmosis (RO) plant was constructed during 2008 and has subsequently been commissioned enabling the discharge of additional water generated from underground into the local stream system. Water required in the processing plant is sourced from the underground mine, utilizing the RO plant and tailings reclaim system.
Being located within the City of Ballarat, the operation is limited to the extent that the operation utilizes existing local infrastructure including power, potable water, and communications.

(5)	Logistics
Operational consumables, supplies and maintenance parts are sourced from major suppliers throughout Australia. For supplies sourced outside Ballarat, most freight passes through Melbourne, Australia (approximately 63 miles from Ballarat) and is then transported to site by road. Supplies are generally secured through normal purchase orders with a limited number of supply agreements.
(6)	Community Affairs & Management Systems
The Ballarat Corporate and Community Affairs Strategic Plan outlines a strategy to grow its reputation and involvement within the Ballarat community. The strategy outlines engagement methodologies for the broader community including key opinion leaders, influential community members and nearby residential neighbors.
The surrounding residential and commercial stakeholders are regularly engaged via a range of communications including door knocks, letter drops, open days and newsletters. Community concern is recorded in a register, with the most frequent issues being operational noise and blast vibration.
There have been no regulatory notices served on Ballarat which relate to social performance or community concern. There are no known groups or parties that lobby against Ballarat activities.
Ballarat operates on Crown Land and does not financially compensate members of the community for disruption. All issues of concern are resolved through negotiation to minimize future potential impact.
Social and environmental impacts and limitations are set out in Ballarat’s Planning Permit Approval, Environmental Effects Statement Approval and Work Plan Conditions, as set out under the Victorian Government Acts and Regulations. These criteria are registered in Ballarat Goldfields’ Environmental Management Plan and regularly monitored to ensure compliance. Results are presented to a wide range of stakeholders including regulators and the community on a quarterly basis. In 2008, integration of Ballarat’s environmental and community management system with the site’s occupational health and safety system commenced and is being amended towards achievement of ISO14001 accreditation.
(c)	Mount Rawdon Operation
(1)	Overview
The Mount Rawdon gold deposit is a massive, volcaniclastic hosted, low grade gold deposit that exhibits excellent characteristics conducive to low cost mining and treatment. The surface extent of mineralization forms a roughly ovoid zone of 200 meters x 300 meters at greater than 0.7 g/t gold.
The Mount Rawdon deposit provides feed for the mill, a modern carbon-in-leach (CIL) gold extraction plant with a 10,000 tonne per day capacity.
The operation is a conventional truck and excavator open pit mine. The deposit has produced 25.2 million tonnes of ore containing 0.859 million ounces of gold since February 2001. Production has shown that the current mineral resource and reserve models are within a marginally acceptable tolerance of variance for both tonnage and grade of the deposit when compared to surveyed mine production. The reconciliation showed that the block model estimated total ore tonnes and ounces to be less (6.4% and 7.4% respectively) than the actual production figures.
(2)	Mining

(A)	General
The Mount Rawdon operation includes the Mount Rawdon open pit mine, run of mine (“ROM”) Pads, mill and tailings storage facility. It was acquired by the Company in June 2008 as part of the Equigold merger.

The mine production rate has historically been 13,200 BCM (35,900 tonnes) per day of which 5,200 BCM (14,100 tonnes) per day has been ore. Open pit mining is carried out on a five day week production basis. Standard drilling and blasting techniques are used, and selective blast holes are sampled and assayed for production grade control purposes. Broken rock is loaded with an excavator into haul trucks. Depending on the block model determination or grade control results, the mined material is delivered either to the ROM Pad, primary crusher, low-grade stockpile, or to waste rock dumps.
(B)	Pit Design and Planning
The operation’s Mining Department updates a detailed LOM based on the available reserves and utilizing the available mining fleet. Truck productivity predictions (“BCMph” and cycle times) are adjusted to reflect production experience. The proposed haulage profiles are determined for each bench and pit phase, including the three possible destinations (ROM Pad, low-grade stockpile, and waste dumps). Using this data, the truck hours required to move the scheduled tonnage are limited to the actual producing truck hours from the mine fleet (after availability and utilization).
Production scheduling is driven by:
•	mill feed requirements and capacities;

•	stripping requirements for the cutback stages;

•	loading rates constraints, where only two excavators and associated trucks can operate; and

•	haulage limits determined by the size and number of trucks and their productivity.
The LOM uses the following pit design criteria:
•	13 m to 25 m berm width;

•	30 m bench height;

•	Variable Slope angles based on recommendations by Coffey Mining, between 53[o] and 63.4[o] inter ramp angles; and

•	25 m wide haul roads typically 1:9 grade.
The current pit design, was designed from an A$550 per ounce pit optimization conducted in May 2007 and was limited by practical pushback size limitations on the south side.
(C)	Production Scheduling
Production is derived entirely from the Mount Rawdon deposit from 2008 until 2015, at which time the current reserve will be depleted.
(D)	Mine Equipment
Mt Rawdon utilizes the services of local earthmoving contractors to develop the open pit. The major mining equipment used includes an Hitachi EX1900, two Hitachi EX1200 and eight Komatsu HD 785 haul trucks. This equipment was selected to meet the production needs of the operation. In addition, a support fleet of graders, loaders and other ancillary gear are used.
Other equipment includes assorted support equipment and facilities, workshops and maintenance buildings, wash bay, fueling facilities and site office.
(3)	Processing
(A)	Process Plant
Ore from the Mt Rawdon deposit is processed at the CIP mill located at the Mt Rawdon mine. The Mt Rawdon mill facility was constructed in 2000, with the first doré produced in January 2001.
The Mt Rawdon mill initially had a capacity of 300 tonnes per hour (2.44 million tonnes per year at 93% availability). A plant upgrade late in 2002 increased the mill capacity to 420 tonnes per hour (3.44 million tonnes per year at 94% availability). Mill feed is first crushed to minus 150 mm in a 42 x 65 primary gyratory crusher, located near the pit for direct tipping, then conveyed to a Jaques 65 secondary crusher set at 20-30 mm with the facility to bypass lump as needed for the SAG mill. The ore is then stockpiled near the mill.
Using a fixed conveyor from a reclaim tunnel, the crushed material is conveyed to a semi-autogenous (SAG) mill which operates in closed circuit with a ball mill and a bank of cyclones for sizing. A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.
Correctly sized material flows onto two trash screens and then into leach tanks where cyanide is used to dissolve the gold. Activated carbon is used in the CIP circuit to adsorb the gold from the cyanide solution. Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a high temperature/pressure cyanide solution. Gold ions in the solution are then plated onto a cathode by electrowinning. The gold is then melted into doré bars for shipment to a refiner. Mill tailings are pumped to the tails storage facility (“TSF”) and decanted solution is recycled back to the mill.
(B)	Mill Recovery
Gold recoveries at the Mt Rawdon mill have historically ranged from 87 percent to more than 90 percent since production began in 2001. During 2001 to 2004, it was necessary to add lead nitrate and slightly increase the cyanide concentrations to maintain mill recovery rates with some of the feed coming from upper levels of the pit.
As the pit was developed to the lower levels, the recoveries became more consistent and the mill is now consistently achieving recoveries of 90% for most of the ore being treated. This trend is expected to continue for the 2009 financial year.
(4)	Infrastructure
The existing infrastructure includes a process plant, primary and secondary crushers, workshops and administration building. A large water dam provides water for to the operation’s needs. No further infrastructure is planned to be installed.
Process water for the Mount Rawdon operation is sourced from a weir constructed on the Perry River approximately 5 kilometers from the mine site. A water allocation and two option agreements are currently in place for additional water allocations sourced from the nearby Paradise dam, details of which are:
•	Sunwater — 500 megalitres per annum.

•	Burnett Shire — (Option 1) — 400 megalitres per annum.

•	Burnett Shire — (Option 2) — 400 megalitres per annum.
A water line has been constructed to the Burnett River which lies approximately 14 kilometers from the mine site and is connected to a pumping facility.
The Mount Rawdon mine lies on the Queensland state electrical grid. ERGON Energy has contracted grid energy supply at 66,000V with 10,000kW authorized demand, supplied to the operation’s on-site transformer.
(5)	Logistics
Operational consumables, supplies and maintenance parts are sourced from major suppliers within Australia. The majority of supplies are delivered direct to the site using a local transport company. Petroleum products and general chemicals are purchased within Queensland and other states in Australia to support the mine. Supplies are generally secured through normal purchase orders and supply agreements ranging from one to three year terms.

(6)	Community Affairs
The mine operation is serviced from the small township of Mount Perry, which is located 20 kilometers by road north of the mine. The operation is located on a Company owned large pastoral lease and there is little influence on the surrounding population.
The mine maintains good relations with the local community with the majority of the operation’s workforce living locally.
(d)	Bonikro Operation

(1)	Overview
The Bonikro project is located in central-southern Côte d’Ivoire in West Africa. It is located approximately 67 kilometers south of Yamoussoukro, the capital of Côte d’Ivoire, and approximately 240 kilometers north-west by road from Abidjan, the commercial centre of the country. The nearest regional town is Hire which is approximately 9 kilometers from Bonikro.
The Bonikro gold deposit is located within the area of Exploitation Licence Number PE32, originally granted to Equigold CI SA by Presidential Decree 2007-05 on January 17, 2007. The exploitation license covers an area of 37.12km2 and has a term of 8 years. The Bonikro deposit is the only gold mine operating within the area.
Bonikro is a conventional truck and excavator open pit mine free digging the oxide material. When the fresh material is exposed, drill and blast techniques are employed to first break the material before moving it. The deposit provides feed for the mill, a modern CIL gold extraction plant with a 7,500 tonne per day capacity.
Mining operations commenced in prestripping in early 2008 with the plant being commissioned in October 2008, ramping up to full production by the end of the year.
(2)	Mining
The Bonikro mine includes the Bonikro open pit mine, ROM Pads, mill and tailings storage facility. The average mine production rate is expected to be between 450,000 and 550,000 BCM per month of which 200,000 to 300,000 tonnes per month will be ore. Open pit mining is carried out on a seven day week production basis. Standard drilling and blasting techniques are used in hard rock along with free digging in soft areas. Selected blast holes are sampled and assayed for production grade control purposes in hard rock and trench sampling is conducted in soft areas. Broken and freely dug rock is loaded with an excavator into haul trucks. Depending on the block model determination or grade control results, the mined material is delivered to the ROM Pad, primary and secondary crusher, low-grade stockpile, or to waste rock dumps.
(A)	General
The open cut operation is currently developing the first and second stages of the Bonikro pit. The operation is a conventional truck and excavator type operation free dig mining the oxide material. When the fresh material is exposed drill and blast techniques are employed to first break the material before moving it.
(B)	Pit Design and Planning
The Bonikro operation’s mining department updates a detailed Life of Mine Plan (LOM) based on the available reserves and utilization of the existing available mining fleet. Truck productivity predictions (tph and cycle times) are adjusted to reflect production experience. The proposed haulage profiles are determined for each bench and pit phase, plus the three possible destinations (ROM Pad, low-grade stockpile, and waste dumps). Using this data, the truck hours required to move the scheduled tonnage are limited to the actual producing truck hours from the mine fleet (after availability and utilization).

Production scheduling is driven by:
•	mill feed requirements and capacities;

•	stripping requirements for cutback stages;

•	loading rate constraints, where two excavators and associated trucks can operate; and

•	haulage limits determined by the size and number of trucks and their productivity.
The LOM uses the following pit design criteria:
•	20 m to 30 m berm intervals with 2.5 m to 5 m mining benches;

•	Variable Slope angles based on recommendations by Coffey Mining, between 37[o] and 59.6[o] inter ramp angles; and

•	15 m to 22 m wide haul roads typically 1:9 grade.
(C)	Mine Equipment
The following major mining equipment used at Bonikro during 2008 consists of 2 Terex O&K RH70 Excavators which are being replaced by two RH90 Excavators as they are commissioned. A fleet of n7 Cat 777 Dump Trucks are used to move the material. The support equipment includes two bulldozers, grader, watercarts, and a drill rig.
Other equipment includes assorted support equipment and facilities, workshops and maintenance buildings, wash bay, fueling facilities and site office.
(3)	Processing
The Bonikro operation uses CIL processing, at the rate of approximately 2.0 Mtpa.
A comprehensive metallurgical test work program was carried out on the three ore types within the pit area. The ore can be classified as extremely clean, with no obvious metallurgical problems. Recovery by cyanidation is very high (96%) even at a grind of P80 125µ. As a high percentage of the gold is coarse, the gravity circuit is expected to recover between 35% — 50% of the total gold. Soluble base metals and slurry rheology are not expected to present problems in the CIP circuit.
The selected optimum CIL conditions are as follows:

Residence Time	24 hours
Pulp Density	48-52%
Cyanide Concentration	0.05% initial
pH	>10
Carbon Concentration	8-10GRS/L
The metallurgical flowsheet followed at Bonikro is simple and robust. The plant design is based upon equipment that is reliable and easy to maintain, arranged in a layout that has proven convenient and efficient to operate in other plants arranged in a similar manner. A philosophy of adopting the best aspects of plants previously operated and managed by Equigold and of minimizing the change adopting successful processes where appropriate to the Bonikro Operation.
The low stripping ratio in the mine lends the mining operation to direct tipping from mine trucks to the crusher, with about 30% rehandling from ROM stockpile. A small ROM pad has been prepared adjacent to the primary crusher feed hopper. The trucks dump directly to the crusher and the immediate ROM pad serves only as a truck marshalling area and emergency dump site in the event of an unacceptably long delay for trucks dumping at the crusher. Low grade ore excess to production capacity is dumped close to the ROM forming an extension of the ROM.
The ore is prepared for grinding with two stages of crushing in closed circuit with a screen to size the product to minus 50mm, and deposited into a large stockpile with sufficient live capacity to feed the grinding circuit for 15 hours. A semi-autogenous grinding (SAG) mill and a pebble crusher grinding circuit reduce the primary crushed ore to a finely ground slurry which is treated by conventional gravity separation techniques and CIL technology to extract the gold and silver from the ore. The primary crusher is located about 600 m from the mine to avoid flyrock and to minimize the mine haulage costs. The remainder of the treatment plant is more than 600 meters from the mining operations. The treatment plant area is at the 211.5 mRL local datum level and the top of the tailings dam wall in the early stages of operation will be at the 210 mRL local datum level which is beneath the plant level. This and the close proximity of the tailing dam to the plant minimize tailing disposal costs.
The plant will have a nominal capacity of 2 Mtpa and is designed to extract 94% of the gold from the ore. Based on the varying hardness of the ore, crushing and grinding rates can change significantly within the deposit, having a direct impact on mill throughput and ultimately unit costs. The mill tonnage rates are adjusted to reflect crushing properties based on where mining has been scheduled in the pit.
(4)	Infrastructure
The Bonikro operation moved from the development stage to the production stage in October, 2008. The installed infrastructure includes a process plant, primary and secondary crushers, workshops and administration building. A process water dam provides water for the operation’s needs. Future infrastructure will include a mining office and warehouse facilities.
Process water for the Bonikro operation site is sourced from small dams constructed around the site. A series of bores have been installed to supplement the dams particularly during the dry periods.
The Bonikro operation lies close to the local CIE electrical Grid. Power is supplied to the operation’s transformer at Hire and then transmitted 15 km to the Bonikro mine site.
(5)	Logistics
Operational consumables, supplies and maintenance parts are sourced from major suppliers within Australia and the Asia Pacific region. Petroleum products are sourced from within Africa and cyanide from Australia. The majority of supplies are consolidated at a nominated forwarding agency and transported by regular shipments from Brisbane and Perth, Australia. Local transport companies within West Africa provide transport to the mine site. Supplies are generally secured on normal purchase orders and supply contracts ranging from between one to three years’ duration.
(6)	Community Affairs
The Bonikro operation social aspects were identified in the project Environmental Impact Study (EIS) and plans developed to address issues like resettlement, land compensation, loss of agricultural land and general social wellbeing. The EIS outlined the requirements and was accepted by the Government of Côte d’Ivoire and community allowing the project to proceed. Implementation of the plans has been progressing and has included resettlement and relocation of the Bonikro village including construction of modern housing, schools, churches, water supply, electrification and other community infrastructure. A compensation package payable in three annual installments was agreed by the community and two payments have been made. The compensation payments include land required for the development of the Bonikro Project. Where the mine has impacted non compensated land, suitable compensation has been negotiated and payment made to the traditional owners.
The Bonikro operation has an experienced fulltime community liaison officer and two other staff in Abidjan including a community business development officer, who support community based projects. The mine has established a regular consultation forum which has local community representatives, that meets to discuss and resolve issues arising from within the local community.
An experienced external consultant has been engaged to commence a review of all the community obligations and to provide advice on best practice and business development opportunities. This project has engaged the community, in partnership with the mine, to identify opportunities for improvement in community relations and business development. It is anticipated this first phase of the project will be completed in early 2009 and the recommendations reviewed and prioritized into the mine’s strategic business plan. A social management system is being developed to provide standards, guidelines and tools to support the mine management and community staff.

C.	Organisational Structure
Lihir Gold Limited was incorporated in 1995 under the laws of PNG and registered under the Companies Act. The registered office of the Company is located at Seventh Floor, Pacific Place, Corner Champion Parade and Musgrave Street, Port Moresby, NCD, PNG whilst the corporate office is located in Brisbane, Queensland, Australia.
Lihir Gold Limited is the parent entity for a global group of companies primarily involved with gold production, exploration, and the development of gold mining properties (the “LGL Group”). The Company’s primary operation is a gold mine located on Lihir Island in the New Ireland province of PNG. The Company also has operations in Ballarat (Victoria, Australia), Mt Rawdon (Queensland, Australia) and Bonikro (Côte d’Ivoire).
As at December 31, 2008, the LGL Group consisted of eighteen separate entities which are wholly or majority owned by Lihir Gold Limited.
The following table illustrates the ownership structure of the LGL Group:

Lihir Gold Limited		Ownership Interest	Voting Power
Subsidiaries	Country of Incorporation	(Percent)	(Percent)
Niugini Mining Limited	Papua New Guinea	100	100
Niugini Mining (Australia) Pty Ltd	Australia	100	100
Lihir Management Company Limited	Papua New Guinea	100	100
Lihir Business Development Limited	Papua New Guinea	100	100
Lihir Services Australia Pty Ltd	Australia	100	100
Lihir Australian Holdings Pty Ltd	Australia	100	100
Ballarat Goldfields Pty Ltd	Australia	100	100
Berringa Resources Pty Ltd	Australia	100	100
Ballarat West Goldfields Pty Ltd	Australia	100	100
New Resources Pty Ltd	Australia	100	100
Corpique(No.21) Pty Ltd	Australia	100	100
Equigold Pty Ltd	Australia	100	100
Swindon Holdings Pty Ltd	Australia	100	100
Stanmines Pty Ltd	Australia	100	100
Kim Resources Pty Ltd	Australia	100	100
Equigold Mines Côte d’Ivoire SA	Côte d’Ivoire	90	90
Equigold Côte d’Ivoire SA	Côte d’Ivoire	98	98

D.	Property, Plant and Equipment

(a)	Lihir operation
The Company is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. See “Item 4. Information on the Company — B. Business Overview — Description of Operations — (a) Lihir Operation”.
(1)	Lihir Island (Niolam Island)
Niolam Island (also known and commonly referred to as Lihir Island) is the largest of the Lihir group of four islands. It is located 925 kilometers northeast of the PNG capital of Port Moresby. The Lihir Group of islands forms part of the province of New Ireland.
Lihir Island is a volcanic seamount that rises steeply from sea level to about 600 meters above sea level. It is approximately oval in shape, roughly 22 kilometers long from north to south and 14.5 kilometers from east to west at its widest points. There is a caldera from what is believed to be a no longer active volcano (the “Luise Caldera”) which adjoins a harbor (the “Luise Harbor”) on the east coast of the island. All the known ore deposits of the Lihir mine are located in the Luise Caldera.
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
(2)	Mining Rights
The Company holds the Special Mining Lease which gives the exclusive right to mine and produce gold from the Luise Caldera area on Lihir Island, including the site of the processing plant on Putput Point. The Special Mining Lease is governed by the Mining Development Contract. The Special Mining Lease can be terminated only if the Mining Development Contract is properly terminated. For a discussion of applicable PNG mining laws and the specific terms and conditions of the Special Mining Lease, Exploration License and Mining Development Contract.
Under the PNG Mining Act 1992, a developer may apply for a lease for mining purposes, or (“LMP”), to cover ancillary areas required to support a mining operation. A mining lease (“ML”) is required for any quarrying operations outside the Special Mining Lease. The Company has been granted two LMPs, one which covers the accommodation and commercial center, the Londolovit reservoir and the Lakunbut dam and the other which covers the airstrip. The Company has also been granted two LMPs for a hard rock quarry and limestone quarry. These LMPs are joined by three mining easements that provide corridors for road access and power line and water supply.
The Special Mining Lease covers 1,739 hectares and includes the Luise Caldera, Luise Harbor and part of Putput Point. As such, it covers the ore body, processing plant, stockpiles and marine facilities. The LMP for the accommodation and commercial center covers 674 hectares in the Londolovit area and the LMP for the airstrip covers 34 hectares. The ML for the hard rock quarry covers 47.7 hectares while the ML for the limestone quarry covers 23.7 hectares.

(3)	Geology
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
Exploration work since 1982 has defined several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Lienetz, Minifie, Coastal, Borefields and Kapit. Of these, the largest is Minifie, which is about 1,000 by 600 meters with mineralization extending from the surface (50 meters above sea level) to 250 meters below sea level. The Lienetz deposit north of Minifie is about 800 by 400 meters, and extends from the surface (140 meters above sea level) to 300 meters below sea level. The smaller Coastal deposit adjoins Lienetz on the northeast, separating it from the sea. The Borefields zone extends to the north-east along the Minifie structure and is an extension of the Minifie mineralization. The Kapit deposit, extending 300 to 400 meters north of Lienetz, is about 450 by 300 meters with mineralization extending from near surface to 250 meters below sea level. Drilling in 2002 and 2003 extended the limits of Lienetz to the northwest, confirmed physical connection between Lienetz and Kapit and extended the current knowledge of the Kapit deposit to establish mineral reserves. By February 2004, the Kapit deposit had been explored by drilling, geotechnical, geothermal and economic studies.
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

N
ML 125
LMP 35
ME 72
LMP 40
LMP 34
LMP 1
LMP 34
LMP 34
ML 124
LMP 34
ME 73
EL 485
SML 6
Humiho Pltn
State Lease
Catholic Mission
Free Hold
LIHIR LEASES
Agricultural Lease
LMP (Lease for Mining Purposes)
ME (Mining Easement)
ML (Mining Lease)
Mission Lease
Other Leases
Repeater Station
SME-1 (Special Mining Easement)
SML
Exploration Licence
LIHIR MANAGEMENT
COMPANY PTY. LTD.
LIHIR LAND LEASES
(Old & New)

Based on exploration work to date, gold appears to be the only metal of economic significance present within the Luise Caldera. Gold occurs primarily as sub-micron size particles in sulphide minerals. Sulphide content is relatively high, with the average sulphur grade of the reserves being 6.15%. The main sulphide material is pyrite, with the marcasite form present as an accessory mineral. Arsenopyrite is rare. Some limited free gold is increasingly apparent. Oxidation layers range in thickness from minimal in low lying areas such as Minifie to a maximum of 70 meters over the higher parts of Lienetz and Coastal and Kapit.
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

(4)	Reserve Estimates
During 2003 and 2004, an intensive reserve definition and extension drilling program was undertaken at Lihir, which partially converted the Kapit deposit into reserves. Potential exists to further extend the Company’s reserves on Lihir.
Development of the Kapit deposit will require the construction of a cofferdam in the shallows of Luise Harbor. A substantial geothermal depressurization program will be required prior to mining Kapit. Options are being investigated for early commencement of this program. Economic and technical studies have demonstrated the financial and technical viability of the cofferdam and depressurization programs and the relocation of the current low-grade stockpile lying over this ore. The Kapit deposit development lies within Special Mining Lease number 6, held by the Company. Discussions with the PNG Government have indicated that, subject to due processes of community approvals (such as community consultation and engagement), there currently are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the deposit.
Appropriate reviews and additional studies in the areas of mining, geotechnical, geothermal, groundwater and geological modeling have been carried out to confirm and further develop the assumption base for the mine. Site reviews of mining and processing costs have provided for an improved modeling and optimization base for the latest estimate.
The ore reserves in the table below are based on the December 2007 model at a $675 per ounce gold price assumption, adjusted to take account of mining depletion, cost assumptions, adjustments to cut off grades and reconciliation changes to December 31, 2008.

				Contained
	Reserve	Tonnes	Average grade	Ounces
	Category	(In millions)	(g/t Au)	(millions)
Un-mined Ore	Proven	0	0	0
	Probable	180.3	2.94	17.0
Economic Stockpiled Ore	Proven	59.4	2.48	4.7
Total Reserves		239.6	2.83	21.8
Reserves have been prepared in accordance with Industry Guide 7 as at December 31, 2008.
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

Un-mined ore reserves quoted are those remaining below the mining surface at December 31, 2008, within the current pit design.
Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of December 31, 2008.
The number of ounces of contained gold does not indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency.
The calculation of break even cut-off grade of 1.30g/t for ore fed directly to the autoclaves and 1.26 g/t for ore fed via the flotation circuit considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpiled lower grade fraction. The costs used are based on life of mine modeled costs broken into two periods, the ‘mine and process period’, and ‘stockpile processing period’. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. The recoveries used are based on current operating experience that has shown to be a logarithmic average for all material types.
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
There are no significant quantities of silver in the reserves at the Lihir operation.
(5)	Exploration
The Luise Caldera is the remnant of a volcano which suffered a seaward collapse of its north-eastern slope. It resembles an elliptical crater which has a generally flat central area surrounded by steep walls. The crater is breached on the seaward side, so the steep walls do not entirely surround the central area. The sudden collapse of the original volcano created conditions favorable for the deposition of gold mineralization in the central portions of the remaining caldera. Within the Luise Caldera lie all the reported gold reserves on Lihir Island. Any area within this central portion which has not yet been systematically drilled remains prospective for the discovery of additional gold mineralization. Below is a summary of recent exploration activities completed within the Luise Caldera. The graphic following that summary shows the land leases (shaded in colors) available to the Company for exploration activity.
Drilling in 2007 focused on the ROM, Coastal, and North Lienetz zones. A total of 35 holes were completed for 10,954 m drilled. Results were used to gain better definition of known minerals within these areas.
Drilling to December 2008 focused on the North Lienetz, Coastal and Kapit Link zones. A total of 27 holes were completed for 9,991 m drilled. Results were used to gain better definition of known minerals within these areas. Drilling in 2009 is scheduled to continue investigating these areas to determine the commercial viability and technical feasibility of the mineralization. Additional drilling will continue to define mineralization around the main Kapit mineralized zone to increase ore spatial definition. Exploration expenditure for 2008, 2007, and 2006 was $5.8 million, $8.2 million, $5.9 million respectively.
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
Exploration activities are expected to be funded from operating cash flows.
(6)	Environmental Considerations

(A)	Overview
The Lihir operation operates in accordance with an Environmental Plan (“EP”) approved by the PNG Government when the project was first established and works closely with that government in implementing all statutory monitoring and reporting as specified in its Environmental Monitoring and Management Program (“EMMP”). The EMMP provides details of the environmental monitoring requirements and reporting commitments to the PNG Department of Environment and Conservation (“DEC”), Department of Mining and community representatives. The EMMP (2004-2007) was reviewed by the Company and the PNG Government to ensure the ongoing efficiency of the environmental management programs and was subsequently endorsed by the PNG Government.
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
The Company has completed a number of process plant improvements since the commencement of operations, including addition of a flotation circuit to further improve the economics of the project, improvements in mine water/sediment/acid rock drainage management and the use of geothermal steam for power generation. As a result of these capital improvement programs the processing throughput has increased to 4.3 Mtpa compared with the original design capacity of 2.8 Mtpa.
A feasibility study was submitted to the PNG Government in March 2005 and it was acknowledged by the DEC that the expansion was accommodated under the existing project approvals including compliance with the Water Use Permit (WUP 29/990) for discharging tailings via Deep Sea Tailings Placement (“DSTP”).
A new flotation circuit was commissioned in 2007 which further increased the maximum ore-processing throughput from 4.3 Mtpa to 6.7 Mtpa. The Company prepared and submitted an Environment Impact Statement (“EIS”) in July 2005 for the purpose of bringing all existing environmental permits issued under the various repealed Acts within a single permit, and to reflect a number of improvements undertaken since the initial project approval, including the flotation circuit, in accordance with the Environment Act.
In parallel with planning and implementation of the addition of a flotation circuit, the Company made a voluntary submission of an environmental inception report and EIS for the project in conformity with the new Environmental Act. The new EIS was endorsed by the DEC, but was referred by the Minister for Environment and Conservation for consideration by a Working Group to provide further advice. Since that time the EIS has been reviewed by both the Environment Council and the Working Group, which has recommended the Minister issue an “Approval in Principle” in accordance with the Act. The Minister for Environment and Conservation (“DEC”) issued approval in principle for the environmental impact assessment on March 19, 2008, which empowers the Director of Environment (the head of the DEC) to accept and process an application for a varied environmental permit. Revised environmental discharge and extraction permits were issued to the Company by the DEC in December 2008. The existing EMMP (2004-2007) is under review and will be updated accordingly for the next four-year period (2009-2012).

Further to EMMP requirements, the Company retains independent environmental consultants to report on its environmental compliance. The PNG Government carries out its own independent monitoring for elements contained in the EMMP to confirm the Company’s results and the Company complies with its own stringent corporate reporting requirements, and continues to liaise and consult with local communities within the framework of the Lihir Sustainable Development Plan (“LSDP”), funded by the Company’s Integrated Benefits Package (“IBP”).
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
The final stage of the 55MW geothermal power plant project was commissioned in 2007 increasing total geothermal capacity from an original 6MW steam pilot plant to over 60MW. The new plant is registered under the Clean Development Mechanism allowing the company to claim Carbon Emission Reduction Certificates (“CER’s”) under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, to which PNG is a signatory. The Company obtained full certification of its Environmental Management System (“EMS”) against the ISO14001 standard in May 2004, making the Company the first operation in PNG to do so. In 2008, the Company achieved recertification of its management system against ISO14001 and began working towards a fully integrated management system.
(B)	Environmental Plan
Extensive environmental baseline studies of the Lihir group of islands were carried out during exploration with the involvement of the Lihirian community. These baseline studies were followed by an environmental impact assessment of the Lihir operation, which highlighted key environmental issues considered during project planning in an attempt to minimize project-related environmental impacts. The environmental impact assessment determined that the sensitive environmental variables most likely to be impacted by the project included: the loss of nesting habitat for megapodes (a local fowl valued for its eggs), sago and other economic tree removal, diversion and alteration of stream habitat, and the effects of sedimentation on the shallow and deep water marine environment around Luise Harbor. Each of these impacts are outlined below; however, in summary, ongoing environmental monitoring performed by the Company (involving the community and local service providers), and by the PNG Government and independent consultants reveals that impacts to date are less than that anticipated in the project’s EP as factored into the approval by the PNG Government for the project to proceed.
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

(C)	Land and Habitat Impacts
The major land and habitat impacts associated with the Lihir operation are the alteration of land use in and around the mine and the plant site area and the loss of habitat types important to local inhabitants. A compensation package, forming part of the IBP was negotiated and accepted by the Company, the PNG Government and landowners. The compensation package addresses these environmental impacts, including the loss of megapode nesting habitat and economically valuable vegetation, diversion and alteration of stream habitat, and impacts by sedimentation on the water quality of the shallow and deep water marine environment around Luise Harbor, among other land use issues.
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
Similarly, repeat post-baseline surveys of sago and bamboo resources along the east and north-east coast of Lihir Island, show that while some sago areas were initially lost to road and infrastructure construction, the overall numbers of sago have increased. This is the result of a shift in dietary requirements for traditional food and building resources since the establishment of the mine.
(D)	Waste Rock and Marine Impacts
Given the potential for acid generation from certain waste rock types, permanent submarine disposal of waste rock was determined and agreed to be the preferred method for long-term prevention of sulphide oxidation and subsequent acid generation from geological waste. In addition, the lack of available land for terrestrial disposal also supports the marine placement of waste rock and tailings. The major impacts of the deep-water waste rock and tailings disposal are increased turbidity in the water column within and beyond Luise Harbor, which declines along the north and south coast, and smothering of deep seafloor dwelling organisms.
The Company regularly monitors the impact of its marine disposal operations and has always remained in compliance with the PNG Government water quality criteria for the protection of marine ecosystems. In addition, a comprehensive research program on the impact of marine geological waste disposal on fisheries resources around Lihir Island conducted by CSIRO Division of Marine Science, completed in 2003 with the report published in 2004, revealed no significant impacts on the diversity, abundance or bio-concentration of metals in fish as a result of the mine’s presence. More recent research has focused on the distribution of bioactive mine derived contaminants and further definition of the tailing footprint as part of a set of integrated projects with a primary objective to define marine impacts associated with the Company’s operations.
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
The major impacts associated with ocean disposal of mine waste continue to be aesthetic, involving surface sediment plumes resulting from barge disposal of waste rock and storm water run-off from roads and mining areas. In 2002, the Company voluntarily commenced a program to further improve its management of water, sediment and acid leachate from stockpile drainage entering the ocean. This continuing program detailed in the Company’s acid rock drainage Management Plan prepared by Environmental Geochemistry International (2007) details further improvements for acid rock drainage mitigation associated with the design and construction of the Kapit North economic grade ore stockpile, identification, segregation and placement of material to minimize the potential for acid rock drainage, and a number of remedial measures to be undertaken including the installation of silt curtains at discharge sites.
(E)	Stockpile Drainage
The EP suggested that drainage from the economic grade ore stockpiles may cause acidic run-off, and elevated levels of dissolved metals, including iron, copper, arsenic, zinc, aluminum, manganese, cadmium, lead and, possibly, mercury and chromium. The Company installed some stockpile covers to reduce the generation of stockpile leachate, however, the cover was removed towards the end of 2006 due to continuing tears, lacerations and failures. The concentration of these metals in the marine environment at Lihir’s compliance monitoring locations remain within the limits imposed by the PNG Government for the protection of marine ecosystems and there is no evidence, as supported by an ongoing CSIRO Division of Marine Science study, that discharge of stockpile leachate has had a deleterious impact on fisheries communities adjacent to the mine.
The discharge of acidic run-off water from other areas is mitigated prior to entering the ocean, by dilution with large amounts of water from the pit dewatering bore field, which has a high alkalinity and therefore buffers acid leachate run-off. As part of the Kapit North Stockpile development, the Company is currently undertaking engineering works to further improve the management of acid water from the stockpiles. In 2008, the Company commissioned international consultants to develop a new Kapit North Stockpile design utilizing industry best practice design for management of acidic waste rock.
(F)	Tailings Disposal
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
Tailings are discharged under water at a depth of 128 meters through a 1.2 meter diameter steel-cased high density polyethylene pipeline. The discharge depth was chosen following extensive fieldwork on the structure and currents of the ocean in the vicinity of the outfall. This led to the development of a predictive model of tailing behavior once discharged. The discharge point is below the mix layer depth, the euphotic (biologically active) zone and where the density of the receiving ocean water precludes the tailings floating back into the surface water. The tailing is a diluted mixture of solids and a combination of fresh and salt process water and saltwater used in the cooling of the power and oxygen plants. The water quality around the area of the outfall is monitored on a regular basis to ensure that concentrations of metals and cyanide are not above PNG water quality criteria for protection of marine ecosystems. Monitoring data to date show that, at all times, water quality at marine compliance locations have been lower than the prescribed standards.
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
The Company is undertaking extensive validation studies of the behavior of the tailing once it leaves the end of the pipe and is discharged to the ocean. All tailings solids discharged via the DSTP system will ultimately deposit on the deep seabed. The increase in the deposition footprint reported in 2005 largely reflects the improved understanding of the behavior of the ocean currents and ability to measure fine scale deposition of sediment in deep ocean waters which was beyond the capability of equipment available at the time the project’s original EP was submitted and approved. In 2007, an independent evaluation of DSTP was funded by the European Union and undertaken by the Scottish Association for Marine Science. The main objectives were to critically assess all existing information on the use of DSTP and provide guidelines for future DSTP marine environmental monitoring in the context of international best practice. The findings to date were presented at an International Conference on DSTP in Madang, PNG in November 2008.
(G)	Rehabilitation and Decommissioning
The approval of the environmental plan required the Lihir operation to undertake rehabilitation on a progressive basis. As with all environmental monitoring reporting requirements, rehabilitation activities are reported to the PNG Government on a regular basis.
The Lihir operation initially prepared a conceptual mine closure plan (“CMCP”) which details the Company’s options with respect to mine closure, as well as assigning costs associated with those various closure options. These costs are being charged to operating costs during the operation of the project to ensure that adequate financial resources are available for closure and decommissioning at the cessation of mining and processing. The various closure options identified in the CMCP were reviewed during 2004 and early 2005 to address such issues as the final void of the pit, and the effect of mining the Kapit deposit, which was converted to reserve in February 2004. The major areas to be dealt with by rehabilitation efforts at closure are the open pit area, and low-grade ore platforms. Closure costs are estimated at approximately $50.3 million before adjusting for inflation. This has increased from 2005 due to the Kapit landslide. This amount is discounted at 10.5% to give rise to a liability of $15.2 million, as is currently reflected in the Company’s balance sheet. As currently constituted, the Company believes that the sum of $15.2 million, invested today at a rate of return equivalent to the Company’s credit-adjusted risk-free rate, would ensure the Company had sufficient funds to meet the rehabilitation needs associated with the CMCP.
The annual review of the mine closure plan for the year ended December 31, 2008 indicated little change in the accounting provision going forward. The next review of the CMCP is due in 2009.
(H)	Seismic Considerations
Lihir Island is located in a region of moderate seismic activity. However, because intense seismic activity occurs in regions approximately 90 and 200 kilometers to the south, a seismic hazard study was undertaken by Dames & Moore commencing in 1987. This study was updated in February 1992, and a further review undertaken in 2000.
To evaluate the seismic environment of Lihir Island, an examination was undertaken of the regional earthquake setting of PNG and the Solomon Islands. A mathematical model was developed to estimate the probability and characteristics of earthquakes at Lihir Island. This model has subsequently been modified and updated to incorporate the more than 1,640 earthquakes of magnitude 5 or greater which have occurred within 200 kilometers of the site since the original 1987 study was completed. A review of current earthquake data indicates that there is at least one per day recorded in the region.

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
(7)	Material plans to construct, expand or improve facilities (MOPU Project)
On February 29, 2008 the Board of Directors announced the approval to proceed with a major upgrade of the Lihir operation Million Ounce Plant Upgrade (“MOPU”) Project which should lift gold production capacity to approximately 1 million ounces per year from 2011. The MOPU Project was the subject of a 12 month feasibility study which concluded that it would position the Company for increased output, lower cash costs and more reliable and consistent production. The study concluded that the upgrade will:
•	Increase gold production by an average 240,000 ounces per year over the life of the operation.

•	Lift output over the period from 2011 to 2021 by 2.35 million ounces to more than 10 million ounces.

•	Increase gold production by in excess of 1 million ounces over the life of the operation, due to improved processing efficiencies.

•	Provide potential for additional reserves to be established due to the improved project economics, extending the life of the operation.

•	Reduce costs of production by approximately $80 per ounce, following commissioning in 2011.

•	Boost operating cash flows and deliver a significant uplift to net present value.

•	Create operational flexibility to ensure more reliable and consistent production.

•	Involve capital investment of $696 million (as at February 2008) to lift process plant capacity to match the current mining rate.
The current mine production of ore significantly exceeds the process plant capacity, with the excess ore stockpiled for reclaiming and processing in the future. Accordingly, during 2006 a study into the options for expanding the Lihir operation process plant was undertaken. The various options to achieve process plant capacity increases were examined during the options study, and various technologies considered for processing the additional ore. The results indicated that the optimum option for expansion was one where the pressure oxidation process technology already in use at the mine would continue to be utilized. The selected option involved building a new, larger diameter autoclave than the existing autoclaves, such that the capacity of the new unit would be twice that of each of the existing three units.
A feasibility study into this option was conducted during 2007 and finalized in February 2008. The feasibility study supported the conclusions of the scoping study, and showed that a plant upgrade was economically viable as a result of a reduction in processing costs and improved gold recovery. The annual throughput capacity of the process plant is targeted to increase to more than 10 million tonnes, depending on among other things, the sulphur content of the ore feed, with a corresponding increase in gold production of an average of 240,000 ounces.
The total capital expenditure requirement for the additional plant and equipment is expected to be approximately $700 million. For the year ended December 31, 2008, the Company spent $50.6 million on this project. Up to the end of December 2008, the Company has committed a further $82.4 million on this project.
These figures exclude capital investment required for expansion of power generating capacity. The feasibility study has been developed on the basis that the expanded plant will be powered by steam from geothermal sources. The expanded plant is expected to lift average power demand to 126 MW, up from current demand of 76 MW.
Construction is expected to be completed in late 2011. Regulatory approvals for the upgraded plant are required prior to commissioning. The geothermal power generating capacity is to be expanded to provide electricity for the new plant and equipment. This expansion is the subject of a continuing study and has not been finalized, with steam exploration continuing. Plans are now being considered for the acquisition of barge-mounted heavy fuel oil powered generators to meet the power requirement of the expanded plant until additional geothermal steam supplies are established.
Pending definitive geothermal resource exploration and evaluation, an interim power station will be built. It is envisaged that the interim power station will be barge mounted, providing flexibility for resale if geothermal or other power generating technology is proved to be viable. The final geothermal power cost estimate is expected to be established by the end of quarter 2, 2009.
Based on current gold price and costs of production at the Lihir operation, the investment is expected to be funded by cash flows from operations. In addition the funding for the project was secured from the share placement and share purchase plan completed in April, raising US $325 million and A $25 million respectively. Notwithstanding this, the Company is currently in the process of negotiating standby credit facilities with a number of financial institutions. In this regard, term sheets have been negotiated with several large Australian commercial banks to refine the terms on which the standby credit will be provided. Finalization of credit facilities is expected by mid 2009. The capital expenditure of the MOPU Project is expected to be $200 million in 2009 and $350 million in 2010.
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
Existing geothermal power generation capacity on Lihir Island totals 56 MW. Optimisation of the existing plant could lift production to 76 MW through improvements to turbines and addition of binary units to utilize heat from brine, which is currently rejected as waste. The estimated capital cost of this optimisation is approximately $40 million. However, these improvements are subject to verification of steam supply and completion of cost evaluation of other technologies. See Item 3. Key Information — D. Risk Factors.
Regulatory approvals and permits will be sought from the relevant authorities progressively over the next 12 to 18 months. These will include environmental approvals and an additional mining lease to facilitate water supply infrastructure construction. A program of community and government consultation has already commenced.
Average incremental production of approximately 240,000 oz per annum is expected over the remaining 20+ year life of the operation. This is to be achieved in two ways:
•	By maximizing direct feed ore to the autoclaves, the proportion of ore fed through the flotation circuit is reduced, thereby increasing gold recoveries and consequently total gold production.

•	By accelerating processing rates, bringing forward production and optimizing the processing operation.
Higher annual production levels will produce significant economies of scale, and are expected to lead to a reduction in unit costs of approximately $80 per ounce.
The plant upgrade has been developed with the approach of minimizing risk by utilizing the same processes and technology currently in use at the Lihir operation. A conservative approach has been taken to design and equipment specification.
The MOPU Project is also expected to deliver a range of benefits for the people of Lihir managed through the Lihir Sustainable Development Plan. It will provide significant investment into the local community at Lihir. Economic benefits will flow to landowners, employees and shareholders.
(b)	Ballarat operation
(1)	Overview
The Ballarat operation, including Berringa, comprises four granted mining licenses, aggregating to a total area of 22.1 km2, and an exploration licence comprising of 154 graticular blocks covering 126 km2. The exploration licence encompasses the entire Ballarat township. Within this area there are three mining licenses covering ground over the Ballarat East and Ballarat West deposits (Figure 1). An additional mining licence is located at Berringa, approximately 30 km south west of Ballarat. The Ballarat East mineralization lies completely within the Mining Licence MIN 5396.

Figure 1: Location of Ballarat Goldfields’ exploration and mining licences at Ballarat

(2)	Ballarat East
(A)	Geology
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
The Ballarat operation is centred on two local anticlinal structures, the First Chance Anticline and the Sulieman Anticline on the eastern limb of the regional anticline. Other local structures include the Exchange, Eureka and Yallowee Creek Anticlines. The Western limbs of anticlines dip approximately 70°W, eastern limbs 85°W to 75°E and fold axial planes dip approximately 80°W. The regional strike of the bedding is northerly. The auriferous quartz veins are located predominantly within the eastern limbs of folds in structurally controlled bodies, generally along north-south structural corridors, colloquially known as “leatherjackets”, “verticals” or “flat makes”.
(B)	Mineralization
Gold mineralization at Ballarat East is confined to the eastern limb of the anticlines. The lines of lode extend for ~3,500 m along strike and are bounded to the north and south by east-west striking faults.
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
Figure 2: Diagram of the Ballarat East Ore Types and Controlling Structures. Note fold related mineralisation

(C)	Reserve estimate
The Ballarat operation does not have Ore Reserves as defined by Industry Guide 7. An estimate of the contained economic material, not reserves, was made in October 2007, in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Resources (the “JORC code”). The estimate is based primarily on: i) geological understanding; ii) geological continuity; and iii) drill hole density. Continuity along strike is generally untested and the resource shapes either extended 50m past drill hole intersections or extended to bounding crosscourses. Dip length and thickness estimates are governed by the associated fault intersections.
A range of grade estimates have been generated to accommodate for the presence of coarse gold. The initial grade estimate excludes the coarse gold component, and represents an estimate of the fine grained gold distribution only. Grade estimates incorporating coarse gold have been included at 25% and 50%.
Due to the unique mineralisation at the Ballarat operation, the Company has been unable to establish a mineral reserve pursuant to JORC code or Industry Guide 7.
(D)	Exploration
Exploration drilling at Ballarat East is focused on defining: i) the northern limits of the Ballarat East ore zone under the historical workings (First Chance and Sulieman lines); ii)position of the Blue Whale fault along the northern limits of the Ballarat East ore zone; and iii) ore zones below the Blue Whale fault.
(E)	Rehabilitation and Decommissioning
The Ballarat operation has a costed conceptual closure plan that was lodged in 2006 and accepted by the Victorian Government Department of Primary Industries (“DPI”) under the Mineral Resources Act (1990). The plan addressed the closure liability based on the disturbance at the operation and used the State of Victoria rehabilitation liability calculator to determine the cost. Ballarat has lodged a bond with the DPI of A$1.1 million. In mid 2008, the DPI has advised Ballarat that there is a scheduled review due of Ballarat’s closure plan and also rehabilitation liability. The DPI has provided an updated draft rehabilitation liability calculator which is more comprehensive and has updated unit costs. Ballarat will undertake a review of the closure plan and review the rehabilitation liability in 2009.
(3)	Other projects
(A)	Ballarat West
The Ballarat Mining Licence, MIN 5396, and Exploration Licence EL3018 cover the historical Ballarat West Goldfield. Gold has been mined and explored for at Ballarat West since the 1860’s with the main period of hard rock mining being from 1878 to 1918 when approximately 768,000 ounces of gold were mined from quartz.
Since the acquisition of the Ballarat West goldfield licence in July 1998, comprehensive research has produced an interpreted 3D geological model of the Ballarat West area. The geological model has identified detailed information on the size, shape, grade, and shoot direction of the ore bodies, which appear to be amenable to modern mining techniques. See “Item 3. Key Information — D. Risk factors. “
Unlike Ballarat East, the lodes in Ballarat West are primarily on the western limbs of the folds and there is an affinity with the synclinal axial zones. In the anticlinal axial zones there is a tendency for the favourable laminated quartz lodes within the dark shales to rapidly blow out to 45 degree west dipping Leatherjacket-like structures analogous to those named structures in Ballarat East.

(B)	Ballarat South
The Ballarat South area is located on Mining Licence 4847 between the Ballarat suburb of Mt Clear and the small township of Buninyong. The geology strikes almost north-south and is clearly the southern extension of the Ballarat East mineralised system.
Historical records show mines in the Ballarat South area produced approximately 250,000 ozs. The gold production lies within the interpreted extension of the First Chance Line (known as the Indicator Line) and minor production from the interpreted extension of the Sulieman Line (known as the Scandinavian Line).
CRA Exploration (CRAE) were originally granted a Development Licence in the area in 1989, with exploration work followed up by a 1,000t bulk sample grading 1.2 to 1.4 g/t at a 3:1 waste to ore ratio. Open pit production by William Australia NL on the licence between November 1996 and December 1997, was 460,000 tonnes mined at 0.75 g/t for 11,200 ounces, at a waste to ore ratio of 3:1. Final production numbers for the open pit are difficult to establish, with some additional clean up material indicating that the final average recovered grade was over 0.8 g/t.
(C)	Berringa
The Berringa goldfield comprises a belt of country approximately 800 m wide and 3.8 km long. Historical mining at Berringa took place as early as 1855 when miners worked a number of alluvial gold deposits. Alluvial gold mining was the principal form of mining until 1865 when quartz reefs were discovered. A number of smaller quartz mines were worked on and off from 1865 to 1980. The majority of gold production from the field was between 1898 and 1917.
In April 2006 a drilling program commenced to test the position of the major anticline and the extensions of known historically mined reefs in the southern part of the licence. A total of 2,404.5 m were drilled for the period ending June 30 2006.
Logging of the geology exposed in the drill holes has shown that the lithological and structural features, which are known to control gold emplacement in the historical gold mines, extend through the unmined ground in the southern part of the field.
(c)	Mount Rawdon Operation
(1)	Overview
The Mount Rawdon operation is an open pit gold and silver mine and process plan located in south-east Queensland, approximately 80 kilometers south-west of Bundaberg, Queensland, Australia. The Company acquired the Mount Rawdon gold project in June 2008 though the merger with Equigold.
(2)	Geology and Mineralization
The local geology at Mt Rawdon is dominated by dacite intrusives and dacite-rich volcaniclastics. The two are considered genetically linked and have been intruded by a sequence of acidic to basic dykes and plugs. While many of the rocks present at Mt Rawdon are peculiar to the Mt Rawdon Complex, other lithologies, such as the quartz trachyte dykes, are regional in their extent.
The mineralization is considered synchronous to subsequent to most of the intrusive activity and all of the major rock types at the deposit are mineralized to some degree.
Two major lineaments in the region are the east-north-east trending Swindon Fault zone and the north-north-west trending Perry Fault zone. The Coastal Block sediments have a layering and a foliation that reflects these trends.
The Swindon Fault zone marks the contact between the Aranbanga Volcanic Group and the Curtis Island Group metasediments to the south. Regionally, the Perry Fault zone is a series of upright faults, which are aligned with the eastern margin of the Middle Triassic Esk Trough to the south. The dominant movement along these faults is suggested to be sinistral for the Perry Fault zone and dextral along the Swindon Fault zone.
Multiple phases of volcanic and intrusive activity occurred during the Middle to Late Triassic. Cranfield identifies three main phases (Cranfield, 1994).
The first at 235-230 Ma includes granodiorite and diorite intrusives, followed by the eruption of olivine basalt, pyroxene andesites and rhyolitic ignimbrite of the Aranbanga Volcanic Group at 228-223 Ma. The final phase at 218-215 Ma is associated with cauldron collapse and ring fracturing, resurgent doming and sub-volcanic felsic intrusions.
Molybdenum, copper, copper-gold and epithermal gold mineralization in the region are closely associated with Triassic magmatism (Cranfield, 1994).
The Mount Rawdon gold deposit is a massive, volcaniclastic hosted, low grade gold deposit that exhibits excellent characteristics conducive to low cost mining and treatment. The surface extent of mineralization forms a roughly ovoid zone of 200 meters x 300 meters at greater than 0.7g/t gold.
The mineralization takes the form of pyrite disseminations in the matrix of a volcaniclastic sequence and as sulphide veinlets. Gold grade generally increases as pyrite alteration and sulphide veining increase. The host volcaniclastic sequence strikes northeast and has a shallow to moderate dip to the southwest. The volcaniclastics are typically massive and poorly sorted.
An intrusive dacitic dome feature with associated andesite and trachyandesite dykes occurs south of the main mineralized zone. The contact is steeply dipping and the margins are brecciated. Intrusion of dacitic fragmental rocks occur adjacent and at the intersection of north north-west striking and east-north-east striking structures which are parallel to the major regional Perry Fault (NNW strike) and Swindon Fault (ENE strike). These fragmentals occur at the North West contact of the main dacite body and are compositionally equivalent. The margins are steep dipping.
A later stage of trachytic and acid-intermediate intrusion has resulted in a series of four quartz trachyte dykes that intrude the mineralized zone at Mt Rawdon. There are also other associated intrusives present.
The mineralization and alteration at Mt Rawdon postdate the volcaniclastic sequence and dacite suite. It is still open at depth to the south west of the main zone and at the contact of the fragmental dacite plug with the main dacite body.
The Mount Rawdon deposit provides feed for the mill, a modern CIL gold extraction plant with a 10,000 tonne per day capacity.
The Company currently maintains six Exploration Permits for Minerals (EPM’s), surrounding the Mount Rawdon mine site. These six EPM’s encompass 604.8 km2.
(4)	Reserve Estimate
The Company acquired the mine at Mt Rawdon in the second quarter of 2008. Whilst the Company has established reserves pursuant to the JORC Code of Australasia, there has been insufficient works completed to be reporting reserves in accordance with Industry Guide 7. The Company intends to establish reserves in accordance with Industry Guide 7 by the end of 2009.

(5)	Rehabilitation and Decommissioning
Mt Rawdon Operation has an approved set of planning documents from the Queensland Government EPA which includes a requirement to submit a 5 year rehabilitation costing, based on current and projected mine development. This rehabilitation costing is then used to set the rehabilitation bond. Mount Rawdon has lodged bonds within the Plan of Operations with the Queensland Government of A$8.3 million for the mine site and A$2.4 million for the easement covering the power line that was constructed to provide power to the operation.
The Company is currently reviewing the closure plan strategies and has engaged consultants to facilitate this process and also undertake reviews of waste material acid mine drainage potential and groundwater. These reviews will assist with identifying the current risks and also potential future risks. This information will be used to develop appropriate mine closure strategies.
(d)	Bonikro operation
(1)	Overview
The Bonikro gold deposit is located within the area of Exploitation Licence Number PE32, originally granted to Equigold CI SA by Presidential Decree 2007-05 on January 17, 2007. The exploitation license covers an area of 37.12sqkm and has a term of 8 years. The Bonikro deposit is the only gold mine operating within the area.
(2)	Geology
The geology of the Bonikro deposit is dominated by a sub-volcanic porphyry of granitic composition that is present in the subsurface over a strike length of at least 600 m and a width of up to 300 m. The composition, relatively undeformed nature, elongate morphology and small size of the porphyry, strongly suggest that it is a syntectonic intrusive of the Proterozoic Dixcove (belt-type) Suite, which has preferentially intruded a pre-existing shear zone within the Birimian stratigraphy. The porphyry intrudes an extensive sequence of basalts of the Upper Birimian Series that have been metamorphosed to mid greenschist facies.
Only two rock types have been identified within the Bonikro deposit. The dominant host of the mineralization is a relatively undeformed granodiorite that is thought to be a syntectonic intrusive of the Proterozoic (belt-type) Suite. These are termed Dixcove granites in nearby Ghana. The unit strike length is over 700 m although the bulk of the mineralization is limited to the southern 400 m. The granodiorite is bound on its eastern and western margins by an extensive suite of basalts metamorphosed to greenschist facies.
The contacts between the two lithologies are characterized by strong foliation and tectonic mélange. The western contact is strongly irregular and appears to dip moderately to the west in the northern half, and becomes almost vertical in the south. The eastern edge dips sub-vertically to the east and swings back towards the west at depth. The granodiorite unit plunges shallowly to the north and south resulting in a domal type character. Two high angle, easterly striking faults have been interpreted from geophysical data to offset this granodiorite unit.
Within the southern portion of the deposit, mineralization is dominated by a north-trending brittle ductile shear zone with the mineralized zone restricted to a well defined, planar lode dipping approximately 30 degrees to the east. Further north, mineralization progressively increases in size and grade as it encroaches on the surfacing granodiorite. Within the granodiorite itself the mineralized zone becomes more brittle and diffuse in nature, and is accompanied by extensive quartz stockwork veins in both the footwall and hanging wall of the primary structure.
(3)	Mineralization
Mineralization within the southern portion of the project area is dominated by a solitary north-trending brittle-ductile shear zone, which dips approximately 30 degrees to the east, oblique to the regional fabric. The mineralized zone within the basalt becomes marginally broader and higher grade as it encroaches on the surfacing porphyry. Within the porphyry, however, the zone becomes more brittle and diffuse in character, and is accompanied by extensive zones of stockwork veining in both the footwall and hangingwall of the primary structure. Although more difficult to identify, there is strong evidence to suggest that several structures of identical style and orientation are preferentially developed throughout the porphyry in an en-echelon array, imparting an overall north-northeasterly trend to the mineralized corridor. The majority of the dilation and mineralization is preferentially developed within the more competent porphyry. Where the major north-trending and shallow east-dipping shears are developed in close proximity, the marginal stockwork veining coalesces to form a broader, more continuous mineralized envelope.
Mineralization associated with the principal shears is developed within both the basalt and the porphyry, while stockwork veining is almost exclusively confined to the porphyry. The veins are variably sulphidic, being dominated by minor pyrite and subordinate pyrrhotite. Molybdenite and scheelite are also present along vein margins and fractures, however these latter species are consistent with the granitic composition of the porphyry and are likely to represent the product of local remobilisation with a genesis unrelated to the gold mineralizing system. Gold is frequently observed in either free form or accompanying sulphides within quartz veins. Minor carbon, frequently accompanied by more abundant molybdenite, is developed along steeply dipping, late stage, slickensided faults. The presence of carbon is insignificant, and no other mineral species are likely to adversely affect analytical results or metallurgy within the mineralized hypogene zone.
The Bonikro deposit provides feed for the mill, a modern CIL gold extraction plant with a 7,500 tonne per day capacity.
(4)	Reserve Estimates
The Company acquired the mine at Bonikro in the second quarter of 2008. Whilst the Company has established reserves pursuant to the JORC Code of Australasia, there has been insufficient work completed to be reporting reserved in accordance with Industry Guide 7. The Company intends to establish reserves in accordance with Industry Guide 7 by the end of 2009.
(5)	Rehabilitation and Decommissioning
The Bonikro mine closure plan was part of the approved Environment Impact Statement (Chapter 17). The estimated cost was $3.0 million. Formalised mine closure planning is planned to commence in late 2009.
(d)	Insurance
The Company has a comprehensive insurance program which is reviewed on an annual basis to accommodate changing business requirements such as increased asset values, capital works projects and the recent mergers with Ballarat Goldfields and Equigold. The insurance program provides cover for various insurable events including property damage and business interruption (property loss or damage, business interruption (Lihir operation only) and construction risks), combined liability (public, products and errors and omissions), directors and officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees),money (theft by people other than employees) and various employee cover (workers’ compensation, medical and corporate travel). Deductibles apply to any claim, while the insurance program is comprehensive, as outlined in “Item 3. Key information — D. Risk Factors” there is still some risk that insurance coverage may not address all operating risks. In particular the appropriate level of cover takes into account the increasing diversification of cash flows for the Company resulting from the merger with Ballarat Goldfields and Equigold.

Item 4A. Unresolved Staff Comments
Not Applicable.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
(a) Introduction
This section provides an analysis of the Company’s business and compares its fiscal year 2008 financial results with those of the previous two fiscal years. It should be read in conjunction with the audited consolidated financial statements (or the “financial statements”) at Item 18 of this report.
The consolidated financial statements have been prepared using IFRS as issued by the International Accounting Standards Board (“IASB”). Additional information regarding the basis of preparation of the financial statements is set out in Note 1 of the financial statements, at Item 18.
The following commentary provides information to assist investors with an understanding of the financial information.
In this Item 5, the Consolidated Entity includes the Company and its subsidiaries (the “Consolidated Entity”). During the year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining, processing and sale of, gold assets.
This section may contain certain un-audited non-GAAP measures, such as cash costs, non-cash costs and other operating costs not included in the determination of gross cash costs. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of the Company’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, the Company’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Consolidated Entity. Underlying profit represents net profit after tax, before non-cash hedging losses, losses on repayment of the gold loan and other non-recurring items. Mine EBITDA represents the total cash operating cost before interest, depreciation and amortization. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
(b)	Recent Developments
(1)	MOPU Project
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
Additional funding for the MOPU Project was secured from the share placement and share purchase plan completed in April, raising US $325 million and A $25 million respectively. This ensures that the Company has the financial capability to complete the project.
(2)	Merger with Equigold
In June 2008 the group acquired 100% of Equigold. Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Ltd, and Kim Resources Pty Ltd and two of which are majority owned and incorporated in Côte d’Ivoire: Equigold Mines Côte d’IvoireSA (85% interest) and Equigold Côte d’Ivoire SA (95% interest).

In December 2008, the Consolidated Entity acquired an additional 5% interest in Equigold Mines Côte d’Ivoire SA and 3% interest in Equigold Côte d’Ivoire SA from the respective minority interests.
Equigold is an Australian gold miner with current production at the Mount Rawdon operation in Australia and the Bonikro operation located in Côte d’Ivoire.
The Mt Rawdon project is located in southeast Queensland, Australia. The current mine life is in excess of 10 years. Gold production during 2008, from the date of acquisition, was 53,592 ounces.
The Kirkalocka project is located in the Murchison region of Western Australia, Australia. The operation is currently in the closure and rehabilitation phase. Gold production during 2008, from the date of acquisition, was 9,442 ounces.
The Bonikro project is located in southern Côte d’Ivoire in West Africa. Commercial production began in October 2008. Gold production during 2008 was 36,735 ounces.
Equigold also has 15,351 square kilometers of exploration licenses either granted or under application in Côte d’Ivoire covering in excess of 700 kilometers of strike of highly prospective West African Birimian greenstone belts. The greenstone belts in Côte d’Ivoire are similar to or extensions of geology in the surrounding countries of Ghana, Mali, Burkina Faso, Niger and Guinea. This West African geological setting has yielded numerous multi million ounce gold discoveries in the above countries and in Côte d’Ivoire over recent years. Exploration expenditure associated with the Côte d’Ivoire tenements during 2008, from the date of acquisition, was $2.3 million.
(3)	Issue of Additional Capital
In accordance with its commitment made under a non-binding Heads of Agreement dated March 28, 2003 between the State (PNG), MRL Capital Limited, the Company and other Lihirian entities and the Integrated Benefits Package Revised Agreement (which was signed on April 2, 2007), on March 26, 2008, 3,284,499 ordinary shares were issued for nil cash consideration to MRL Capital Limited, which is the trustee of the Lihirians Equity Trust, to be held in trust for customary landowners of Lihir Island.
The Company also issued 280,405,288 ordinary shares as part of the scheme of arrangement for the merger with Equigold (refer Note 30 of the Financial Statements).
On March 5, 2009, the Company completed an institutional placement for US$325 million. 171,666,667 fully paid ordinary shares were issued at A$3.00 per share pursuant to the institutional placement.
On April 15, 2009 the company completed a share purchase plan to its retail investors raising an additional A$25 million. A total of 8,876,237 shares were issued at a share price of A$2.82 per share.
(4)	Reserves
On February 19, 2009 the Company announced it had restated reserves at the Lihir operation. The reserves and resources at Lihir Island were restated to account for depletion due to mining, and due to other changes in operating assumptions and parameters. Total Mineral Reserves, including stockpiled ore, stood at 21.8 million ounces at December 31, 2008. The Reserve grade was 2.83 grams per tonne. The total Reserve was 1.1 million ounces below the prior December 2007 statement due mainly to the impact of mining activity in the intervening year. Increases in the gold price assumption to $675/oz, from $475/oz previously, led to an increase in the Reserve, however this was offset by increases in cost assumptions and adjustments to cut-off grades
Cut-off grades at December 31, 2008, for direct feed ore has been reduced from 1.38 g/t to 1.30 g/t, and cut-off grade for flotation feed ore has been increased from 0.87 g/t to 1.26 g/t. This follows adjustments in cost allocations.

(5)	Reduction in Ballarat Asset Value
On June 16, 2009 the Company announced that following a review of operations at the Ballarat project in Victoria, it expects to take an impairment charge against earnings in the range of $250 million to $350 million after tax ($340 million - $480 million before tax), to reduce the carrying value of the Ballarat net operating assets in the forthcoming half year accounts to be released on August 26, 2009.
The impairment will result in a reduction of the carrying value of the Ballarat assets. At December 31, 2008 the total net asset value of the Ballarat segment was US $457 million at the closing exchange rate applicable at December 31, 2008. The impairment charge will be recognised separately within the statements of comprehensive income.
The fundamental currency of Ballarat Goldfields Pty Ltd and it’s subsidiaries is Australian dollars. Australian dollar assets and liabilities are translated to US dollars at the closing exchange rate on balance date for the purposes of consolidating these assets and liabilities into the Group financial statements that have a US dollar presentation currency. The carrying value of the net assets subject to the impairment charge post December 31, 2008 will change due to exchange rate fluctuations but also to account for asset additions and deletions post December 31, 2008.
The Ballarat operation is currently the subject of an ongoing review which was initiated in February 2009. The ongoing review of the mine operations indicated by early April 2009 that a change to the mining strategy be effected such that the Company would focus on developing areas to the northern zones of the deposit where historical mining data indicates the geology is more suitable to bulk mining techniques. It was announced in April that operations at Ballarat were being streamlined following mixed results from early mining in the southern and central zones of the goldfield and that following completion of the ventilation infrastructure, the Company resumed advancing access to larger anticipated ore zones located in the northern areas of the mine. Further mining work carried out from April 2009 in the central and southern zones confirmed that the gold in these areas is contained mostly in tension veins and, due to the fractious nature of the ore body in these zones, the gold is no longer considered to be commercially viable to mine using bulk extraction techniques as planned. The mining conditions were such that significant waste needed to be mined to access relatively small quantities of gold. The large volume of waste produces a dilutive effect on the grade of gold when the ore is mined for processing. Whilst there are further high grade drill intercepts to be followed up in the Southern and Central zones it is becoming increasingly likely that these areas will not be supportive of long term commercial production using the current bulk mining techniques.
Progress to the north is continuing to plan and is expected to be well advanced by the end of the year. This should enhance understanding of the long term production capability of the mine which is now anticipated to be In the range of 80,000 — 100,000oz per year. Based on preliminary estimates the life of mine is expected to be approximately 10 years. The Company will not be able to re-estimate the mine life until more information becomes available by mining in the Northern Zone of the mine. It is expected that this work will be well advanced by the end of 2009.
In the meantime, the ongoing review of the project has led to a reassessment of the likely production outcomes at Ballarat in 2009; this is now expected to be around 20,000 ounces.
See “Item 3. Key Information — D. Risk Factors” for a discussion of certain possible risks to the Ballarat operation.
A discussion on the critical accounting estimates ‘Determination of ore reserves and mineral resources and remaining mine life’ is contained in both Item 5. Operating and Financial Review and Prospects — A. Operating Results (c) Critical accounting estimates and judgments, and Item 18. Financial Statements, Notes to the Financial Statements, Note 2. Critical accounting estimates and judgments.
(c)	Critical Accounting Estimates and Judgments
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
Key estimates and assumptions made in the preparation of these financial statements are described below:

Recoverability of long-lived assets
Certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of recoverable gold ounces. In addition, cash flows are projected over the life of mine, which is based on estimates of recoverable gold ounces. Estimates of recoverable gold ounces in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on recoverable gold ounces, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.
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
Determination of ore reserves and mineral resources and remaining mine life
The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code)). Reserves and resources, if applicable, determined in this way are taken into account in the calculation of depreciation, amortisation, impairment, deferred mining costs, rehabilitation and environmental expenditure.
The Ballarat operation has mineral resources. The estimate of mineral resources is based primarily on i) geological understanding ii) geological continuity and iii) drill hole density. Continuity along strike is generally untested in the northern area of the mine and the resource shapes either extended 50m past drill hole intersections or extended to bounding crosscourses. Dip length and thickness estimates are governed by the associated fault intersections.
A range of grade estimates have been generated to accommodate for the presence of coarse gold. The initial grade estimate excludes the coarse gold component, and represents an estimate of the fine grained gold distribution only. Grade estimates incorporating coarse gold have been included at 25% and 50%.
As at the date of the merger and at subsequent balance dates until December 31, 2008, in concluding that future economic benefits are probable, the Company has relied on the following factors in determining technical feasibility and commercial viability:
•	a resource and resource potential review conducted by independent experts appropriately qualified to opine on the existing exploration and drilling data and take into account other factors in forming their opinions;

•	announcements regarding the asset have been sufficiently scrutinised by a JORC recognised Competent Person with sufficient experience relevant to the style of mineralisation and the type of deposit under consideration;

•	clear delineation from drilling of multiple repeats of mineralised faults and structures that hosted ore bodies in the upper levels of the mine that were historically extracted. The drilling intersections are of sufficient tenor to provide confidence of continuity of mineralisation and/or repetition along strike and down dip;

•	historical records of mining at the Ballarat field revealed production in excess of 11 million ounces of gold. Of this, 1.7 million ounces were produced from geological structures similar to those identified in recent drilling below the old workings;

•	a well documented history of previous production and work on stope modelling had given a good indication of the grade and size of individual ore lenses. This information had been used to model the shape of likely ore lenses intersected by drilling;

•	drilling undertaken by Ballarat Goldfields prior to its acquisition by the Company had successfully intersected multiple repeats of mineralised faults and structures that hosted ore zones in the upper levels of the mine; ore from these upper level zones had been successfully extracted in the past. The drilling intersections were of sufficient spacing and frequency to provide some confidence about continuity of mineralisation below the historically mined ore zones;

•	independent technical evaluation of the mineral assets of Ballarat Goldfields prepared by Grant Samuel & Associates in November 2006;

•	the successful conversion of inferred resource into higher resource categories as drilling density increases from resource definition drilling to stope delineation drilling;

•	positive results from trial mining and pilot processing plant which during 2008 yielded 10,366oz of gold;

•	at the time of acquisition, the Ballarat project was deemed to be in the development phase, with underground decline development and trial mining of the first stopes being undertaken, along with trial processing of small parcels of ore. A significant effort had been expended over several years to develop a model which accurately predicts the resource boundaries and the mineable ore. Drilling results were supportive of the veracity of the model, and preliminary trial mining had indicated mineralisation was present on the structures expected.
Further, in assessing probability the Company adopts a risk-weighted approach to take account of the level of geological knowledge, recent drilling data, specific structures at Ballarat and features of Ballarat gold mineralisation, and which is based inter alia on an assessment of stratigraphy, structures and historical records. Historical production and ore type has been estimated or determined for each area of the field and had been extrapolated for similar ore types and structures in the estimation of resource potential.
There will always be a level of uncertainty in grade distributions at Ballarat as a result of the presence of coarse gold. The implications of this uncertainty are that Ore Reserves as defined by the JORC committee have not and may never be achieved at Ballarat.
In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.
Where a change in estimated recoverable gold ounces is made, depreciation and amortisation is accounted for prospectively.
The determination of ore reserves, mineral resources and remaining mine life affects the carrying value of a number of the Consolidated Entity’s assets and liabilities including deferred mining costs and the provision for rehabilitation.
Provision for restoration and rehabilitation obligations
Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. The Lihir Island rehabilitation provision is the Consolidated Entity’s largest rehabilitation provision. For the Lihir provision a 10% increase to cost assumptions at 31 December, 2008 will result in a $0.3 million increase in the liability and in the carrying value of the asset at December 31, 2008. An increase in the discount rate from 10.5% to 11.5% will result in a decrease in the liability and carrying value of the assets of $2.2 million at December 31, 2008.
Recoverability of deferred tax assets
See Note 1 (xxx) and Note 12 of the financial statements.

Unit-of-production method of depreciation
The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions.
Deferred mining costs
The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1 (vii). Changes in an individual mines pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively.
As noted above, judgements are made in designing and applying the Company’s accounting policies. Other than these items and the disclosures made elsewhere in the financial statements, there were no other items of critical judgement that warrant separate disclosure.
Estimated impairment of goodwill
The Consolidated Entity annually tests whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 1(x) and 1(xii). The recoverable amount of the Ballarat mine cash generating unit has been determined based on a fair value less costs to sell calculation. This calculation required the use of a number of assumptions and critical estimates. Refer to Note 19 for details of these assumptions and the potential impact of changes to the assumptions.
No impairment loss has been recognised in respect of Ballarat in the financial statements for the year ended of December 31, 2008. Refer Item 5(b)(5).
(d)	Changes in Accounting Policies and New Accounting Standards
The accounting policies and methods of computation are the same as those in the prior annual financial report. The Company however has expanded on by providing further clarity around the accounting policy for exploration and evaluation expenditure.
Exploration and Evaluation Expenditure
The group expenses all exploration and evaluation within an area of interest until the directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable.
In making this determination, the directors consider the extent of exploration, the proximity to existing mine or development properties as well as the degree of confidence in the mineral resource.
Exploration and evaluation assets acquired in a business combination are initially recognized at fair value as intangible assets. Subsequently the assets are stated at costs less impairment provision. No amortization is charged during the exploration and evaluation phases. Amortisation is charged upon commencement of commercial production. Acquired exploration and evaluation assets are annually tested for impairment until commercially viable mineral resources are established. Upon establishment of commercially viable mineral resources, exploration and evaluation assets are tested for impairment when there is an indicator of impairment.
Further, the Company clarifies that the accounting treatment associated with the costs to convert resources to reserves at our development and production stage properties differ depending on the proximity of the resources to an existing reserve. Where the expenditure relates to extensions of mineral deposits which are already being mined or developed then the cost is capitalized within development costs following the completion of an economic evaluation which allows the Directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Expenditure incurred prior to this decision point is expensed.

Costs incurred to identify new resources at development or production state properties are recognized in the income statement as incurred until it is demonstratable that future economic benefits are probable. Subsequent expenditure is capitalized within development costs.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.
Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2008 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

Application date for
			Application date	Preliminary assessment on the impact of the	the Consolidated
Reference	Title	Summary	of standard	Consolidated Entity’s financial report	Entity
IFRS 2	Share-based Payment	Amendment relating to vesting conditions and cancellations	Annual period beginning on or after 1 January 2009	The Consolidated Entity has share-based payment transactions that may be affected by these amendments. The Consolidated Entity has yet to determine the extent of the impact, if any.	Annual period beginning on or after 1 January 2009

IFRS 3	Business Combinations	Comprehensive revision on applying the acquisition method	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

IFRS 7	Financial Instruments: Disclosures.	Amendments for disclosure of eligible hedged items.	Annual periods beginning on or after 1 July 2009.	IFRS 7 is a disclosure standard so will have no direct impact on the amounts disclosed in the Consolidated Entities’ financial statements.	Annual periods beginning on or after 1 July 2009.

IAS 1	Presentation of Financial Statements	Amendments relating to disclosure of puttable instruments and obligations arising on liquidation	Annual periods beginning on or after 1 January 2009	At present the Consolidated Entity has no puttable financial instruments as defined under IAS 32 therefore the amendment would have no impact for the Consolidated Entity as at 31 December 2008.	Annual periods beginning on or after 1 January 2009

IAS 27	Consolidated and Separate Financial Statements	Consequential amendments arising from amendments to IFRS 3	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

IAS 28	Investments in Associates	Consequential amendments arising from amendments to IFRS 3	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

IAS 31	Interest in Joint Ventures	Consequential amendments arising from amendments to IFRS 3	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

IAS 32	Financial Instruments: Presentation	Amendments relating to puttable instruments and obligations arising from liquidation	Annual periods beginning on or after 1 January 2009	At present the Consolidated Entity has no puttable financial instruments as defined under IAS 32 therefore the amendment would have no impact for the Consolidated Entity as at 31 December 2008.	Annual periods beginning on or after 1 January 2009

IAS 39	Financial Instruments: Recognition and Measurement.	Amendments for eligible hedged items.	Annual periods beginning on or after 1 July 2009.	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 July 2009.

Application date for
			Application date	Preliminary assessment on the impact of the	the Consolidated
Reference	Title	Summary	of standard	Consolidated Entity’s financial report	Entity
IFRIC 15	Agreements for the construction of real estate.	This interpretation provides clarification of the accounting	Annual periods beginning on or after 1 January 2009.	Not applicable	Annual periods beginning on or after 1 January 2009.
for agreements for the construction of real estate.

IFRIC 16	Hedges of a net investment in a foreign operation.	This interpretation provides clarification for the accounting for hedges of a net investment in a foreign operation.	Annual periods beginning on or after 1 October 2009.	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 October 2009.

IFRIC 17	Guidance on distributions of non-cash items to owners	This interpretation provides clarification for the accounting for distributions of non cash items to owners	Annual periods beginning on or after 1 July 2009.	Not applicable	Annual periods beginning on or after 1 July 2009.

Amendments to IFRS	Various	Improvements to International Financial Reporting Standards	Annual periods beginning on or after 1 January 2009	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 January 2009

(e) Financial Results of Operations
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME — Year ended December 31, 2008, 2007 and 2006

	$m
	Note	2008	2007(1)	2006(1)
Revenue	6	755.6	498.4	386.0
Cost of sales	8	(451.3)	(261.3)	(211.0)

Gross profit from mining operations		304.3	237.1	175.0

Corporate expense		(31.9)	(25.3)	(12.1)
Project studies		(2.6)	(7.5)	(0.8)
Exploration expense		(8.5)	(8.4)	(5.9)

Operating profit before other income / (expense)		261.3	195.9	156.2

Other income / (expense)
Hedging loss	9	(75.5)	(97.2)	(78.3)
Other income	10	0.3	—	—
Other expenses	10	(31.3)	(13.8)	—

Operating profit before finance costs		154.8	84.9	77.9

Financial income	11	7.8	10.9	4.2
Financial expenses	11	(0.6)	(131.6)	(6.2)

Profit / (loss) before tax		162.0	(35.8)	75.9

Income tax benefit / (expense)	12	(51.8)	11.7	(21.0)

Net profit / (loss) after tax		110.2	(24.1)	54.9

Attributable to equity holders of the Company		109.3	(24.1)	54.9
Attributable to minority interests	28	0.9	—

		110.2	(24.1)	54.9

Other comprehensive income
Exchange difference on translation of foreign operations	27	(158.5)	42.6	—
Net change in fair value of cash flow hedges	27	(32.7)	(59.1)	(50.8)
Deferred loss on cash flow hedges	27	76.7	97.8	—
Net change in fair value of available for sale financial assets	27	(2.2)	1.2	—
Income tax on other comprehensive income	12	(30.6)	(4.9)	20.4

Other comprehensive income for the period net of tax		(147.3)	77.6	(30.4)

Total comprehensive income		(37.1)	53.5	24.5

Attributable to equity holders of the Company		(38.0)	53.5	24.5
Attributable to minority interests	28	0.9	—	—

		(37.1)	53.5	24.5

Earnings / (loss) per share	39
- Basic (cents/share)		5.3	(1.4)	4.2
- Diluted (cents/share)		5.3	(1.4)	4.2

(1)	Revised (refer Note 35 of the financial statements)

*	Refer to item 18 Financial Statements

Overview of operating results
Record gold production and higher realised gold prices have enabled the Consolidated Entity to report a record underlying profit of $184.9 million for the 12 months to December 31, 2008, up 54 percent compared with the prior year ($120 million in 2007 and $66 million in 2006). Net profit after tax attributable to members rose to $109.3 million from a loss of $24.1 in the previous corresponding period ($156.2 million profit for 2006).
The result reflects an outstanding performance from the cornerstone Lihir operation and the successful completion of an agreed merger with Equigold. Finalised in June, the merger brought the well established Mt Rawdon gold mine in Queensland and the Bonikro operation in Côte d’Ivoire into the LGL group, firmly establishing the Company as a major global gold producer.
At year end, the LGL group had four mines producing in three countries producing at a combined rate of more than 1 million ounces of gold per year providing the Company with diversified cash flows and strong future growth potential.
Gold production for the full 2008 year was a record 882,000 ounces, 26% higher than 2007, with production benefiting from strong operating performance at Lihir and a solid contribution from the former Equigold mines.
The 2008 production summary for the LGL Group was as follows:
2008 Production Summary (Ozs)

Operation	FY 2008
Lihir, PNG	771,455
Mt Rawdon, QLD	53,592	(1)
Kirkalocka, WA	9,442	(2)
Bonikro, Cote d’Ivoire	36,735	(3)
Ballarat, VIC	10,366

Total	881,590

(1)	The acquisition of Mt Rawdon was effective from 17 June 2008. Mt Rawdon poured 102,415 ounces of gold (full year 2008), with 53,592 ounces attributable to the Consolidated Entity.

(2)	The acquisition of Kirkalocka was effective from 17 June 2008 with Kirkalocka ceasing production on 14 August 2008. Kirkalocka poured 30,474 ounces of gold (full year 2008) with 9,442 ounces attributable to the Consolidated Entity.

(3)	The acquisition of Bonikro was effective from 17 June 2008 with the Bonikro operation being commissioned in October 2008.
The Lihir mines production, at 771,455 ounces, was a record and benefited from significantly improved process plant operation. This followed the expansion of the plant in late 2007, which included the installation of additional milling capacity and a flotation circuit. Process plant throughput was at record levels in 2008 including a 28% increase in mill throughput to 6.2 million tonnes and record 4.8 million tonnes through the autoclaves. Gold grade of autoclave feed increased by 6% to 5.86 g/t, as the benefits of the flotation circuit were brought to fruition.
The Mt Rawdon mine contributed 53,592 ounces to group production from acquisition date of June 17 to year end. The operation continues to maintain its well established track record for consistent, low cost gold output.
At Bonikro, gold production commenced on October 7 and a total of 36,735 ounces were produced in the three months to the end of the year. Ore production was from softer oxide ores which allowed higher throughput levels. Gold grade, at 2.19 g/t, was above plan.
The Kirkalocka mine contributed 9,442 ounces to the Consolidated Entity before the plant ceased operation in August.
At the Ballarat operation, mining of the first production stopes commenced in the December quarter, later than planned due to delays in underground and infrastructure development. Gold production for the year totalled 10,366 ounces. Development is continuing in the current year and mining strategies are being refined to enable consistent supply of high grade ore to the process plant.

The key features of the financial results were as follows:
•	Total revenue for the year rose by 52% to a record $756 million (2007 revenue of $498 million and 2006 revenue of $386 million), driven by a combination of higher production (23%) and a higher gold price (29%). Carbon credits added around $4.5 million to revenue.

•	Total cash operating cost, before depreciation and amortisation, totalled $367 million, up 63% on the previous year (2007 cash operating costs of $225 million and 2006 cash operating costs of $181 million). The increase reflected higher throughput, production and sales volumes, increased fuel prices and adverse exchange rate movements. On a unit cost basis, cost increases were less pronounced. Gross cash costs per ounce rose by 19% and total cash costs by 34%.

•	Mine EBITDA improved strongly for the year, rising 42% to $389 million ($273 million in 2007, in and $204 million 2006). This increase reflected the strong improvement in operational performance at the Lihir operation and the contribution of the newly acquired operations.

•	Underlying profit was a record $185 million, up 54% on the previous year ($120 million in 2007 and $66 million in 2006). Net profit after tax attributable to equity holders of the Company was $109 million, up from a loss of $24 million in 2007 ($156.2 million profit for 2006).

•	Operating cash flows for the year were $212 million.
Discussion and analysis of the statement of comprehensive income
Revenue
Sales revenue rose significantly during 2008 as a result of a 23% increase in gold sales volume, and a 28% rise in realised gold price. Total gold sales of 868,926 ounces include the sale of 95,047 ounces from Mt Rawdon, Bonikro and Kirkalocka and 8,396 pre-production ounces from Ballarat. The contribution from certified emission reduction (CER) certificates added $4.5 million to sales revenue.
Revenue from the acquired operations of Mt Rawdon, Kirkalocka and Bonikro for the period June 17, 2008 to December 31, 2008 was $81.5 million before hedging losses.
In 2007 sales revenue rose significantly over 2006 as a result of increased gold sales volume (12%) and price realised (17%). The Company benefited from increased spot gold prices as gold continued it’s upwards trend from previous years. Gold sales in 2007 also included the sale of 1,089 ounces from the Ballarat operation. The contribution of CER certificates added 1% on 2006 sales revenue. Cash and non-cash hedging losses are excluded from sales revenue.
Cost of sales
Cost of sales of $451.3 million was up 73% on the previous year. The increase reflects higher throughput, production and sales volumes at Lihir and the addition of the Equigold mines combined with cost pressures faced across the mining industry. Mining expenses and power generation were significantly higher due to the high oil prices throughout most of the year.
The increase in depreciation and amortisation reflects higher gold production, the full year impact of the flotation circuit commissioned at Lihir in late 2007, the inclusion of Mt Rawdon and Bonikro operations, and $26.2 million of amortisation on the acquired mineral reserve assets arising from the purchase price allocation for Mt Rawdon and Bonikro.
Cost of sales from acquired operations of Mt Rawdon, Kirkalocka and Bonikro was $74 million, including $26.2 million amortisation arising from the purchase price allocation for Mt Rawdon and Bonikro.
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
Corporate expenses
Corporate office expenses have increased from $25.3 million to $31.9 million with the continued growth and expansion of the Company’s operations. Corporate expenses also include certain integration-related costs associated with the Equigold merger.
Corporate office expenses increased during 2007 with the continued growth and expansion of the Company’s operations. Corporate expenses include certain integration related costs associated with the Ballarat Goldfields merger and the Entitlements Issue.
Exploration
Exploration expenditure of $8.5 million was in line with prior year spending. Exploration expenditure in Côte d’Ivoire of $2.3 million was offset by a reduction in exploration expenditure for geothermal steam on Lihir Island. Exploration expenditure at Ballarat was steady.
Exploration expenditure of $8.4 million was 42% higher than 2006 primarily due to the exploration for geothermal steam expensed during the year ($2.5 million) and expenditure incurred around the Ballarat operation ($0.2 million).
Hedging loss
The hedging loss of $75.5 million reflects non-cash hedging losses of $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivery into the acquired Equigold hedge book; this latter item is measured as the difference between the prevailing spot price of gold at the time of such delivery and the prevailing price (A$939/oz) at the date of completing the merger with Equigold. The balance of the Equigold hedge book covers 115,797 ounces sold forward at A$600/oz for delivery on a quarterly basis until September 2010.
During 2006, the average realized price after excluding fair value gains and losses represented a discount of 20% to the average spot price for the year. This discount effectively reduced pre-tax profit by $59.6 million for the year.
The net amount of gains/losses, arising from the early closure and re-designation of hedge transactions, retained in equity at December 31, 2006 was a gain of $6.6 million.
Other expenses
Losses on fixed asset disposals and an impairment loss on available-for-sale investments resulted in increased other expenses for the year up from $13.8 million to $31.3 million. Fixed asset losses predominantly arose at the Lihir operations and related to geothermal and dewatering wells mined out or assessed as no longer productive.
The loss on disposal of property, plant and equipment in 2007 includes the disposal of two barges ($5.6 million) and the loss on relocation of previously capitalised costs relating to geothermal power plant ($5.9 million).
Exchange differences on translation of foreign operations
The Consolidated Entity has a US presentation currency, however the Australian subsidiaries of the Company have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The weakening Australian dollar resulted in an unfavourable $158.5 million adjustment to net assets and thus other comprehensive income. ($42.6 million favourable in 2007).
Tax Expense
Income tax
Since 2001, the Company has been subject to a 30% tax in respect of income derived from the Lihir operation. This is the general rate of taxation for resident PNG corporations. In the case of a resource project, like the Lihir operation, mining income derived from the resource project is assessed as if it were the only income of the owner of the resource project holder of the lease and deductions are generally only available for expenditures attributable to the resource project to which the lease relates. The Company has been given approval to prepare its tax returns in US dollars
Income derived from the Australian operations is subject to a 30% tax.
Income derived from mining operations in Côte d’Ivoire is subject to a 5 year tax holiday. Following the expiry of the 5 year tax holiday, a tax rate of 25% is expected to be applicable to income derived in Côte d’Ivoire.

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
At the end of 2004, the Company recognized $95(1) million of net deferred tax assets on the grounds that, based on long-term forecasts for the gold price, the realization of future profits was regarded as probable. In 2005, a decrease of $0.7 million net deferred asset was recognized with a decrease of $0.9 million recorded in 2006
Following the close-out of the hedge book and repayment of the gold loan, the Company crystallised a tax loss of $486.4 million in 2007, being $368.5 million from the closeout of the hedge book and $117.9 million in relation to the loss on the gold loan.
In 2008, $47.3 million of tax losses were recouped. As at December, 31 2008, a net deferred tax asset of $31.6 million remains.
Dividend withholding tax
Since 2001, the PNG dividend withholding tax has been 10% for dividends paid by PNG resident mining companies.

(1)	Revised (refer Note 35 of the financial statements)
Discussion and analysis of the statement of financial position
The Consolidated Entity’s net assets and total equity increased during the year by 36% to $2.9 billion. This was predominantly due to the merger with Equigold and the increased net profit contribution from Lihir operations.
The rise in property, plant and equipment, intangible assets and deferred income tax liabilities are mostly a result of the merger. The residual Equigold hedge book is reflected in current and non-current derivative liabilities. The fair values of the assets and liabilities acquired as part of the Equigold merger are provisional and may be used or amended for a period of 12 months from acquisition. During the 12 month period from acquisition date an independent valuer will continue to assess the final fair value of identifiable net assets and liabilities of Equigold. The independent valuation will determine the final allocation of the excess across property, plant and equipment, intangible assets, deferred tax assets and liabilities and other assets and liabilities and relevant minority interests in these assets and liabilities.
During the year the Company established lines of credit with a number of institutions giving it access to $250 million. No debt was outstanding on these facilities as at December 31, 2008.

Discussion and analysis of the statement of cash flows
Cash on hand at the end of the year totalled $65 million. Cash balances decreased by $109.5 million during the year due mainly to capital expenditure and a pre-acquisition advance of $49.7 million to Equigold which was used to partially close out its hedge book prior to the merger. The merger with Equigold increased the Consolidated Entity’s cash by $9.1 million.
Cash generated from operations increased to $212 million from negative $270 million in 2007 which was affected by the close out of the hedge book. The healthy operating cash flow was mainly due to higher sales volumes and increased gold prices. This was offset in part by increased operating costs.
Net cash used in investing activities for capital expenditure totalled $277.9 million as the Consolidated Entity invested in the development of the Ballarat and Bonikro operations and continued to expand the Lihir operation’s processing facilities following the announcement to proceed with the MOPU Project. The major areas of capital expenditure during the year included:
•	Lihir sustaining capital and Million Ounce Plant Upgrade — $141 million

•	Ballarat operation infrastructure and development expenditure — $108 million

•	Bonikro, Côte d’Ivoire — $27 million
Financing activities included an advance to Equigold of $49.7 million prior to the date of merger. As announced by Equigold on June 10, 2008, Equigold took advantage of a pull back in the spot gold price at that time to utilise these funds towards partially closing out its hedge book.
(f)	Significant changes in the state of affairs
Significant changes in the state of affairs of the Consolidated Entity during the financial year included:
•	In June 2008 the group acquired 100% of Equigold. Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Ltd, and Kim Resources NL and two of which are majority owned and are incorporated in Côte d’Ivoire: Equigold Mines Côte d’IvoireSA (85% interest) and Equigold Côte d’IvoireSA (95% interest). Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held.

The contribution from these entities for the period June 17, 2008 — December 31, 2008 was $8.2 million net profit before tax and $5.2 million net profit after tax, before any adjustments arising from the business combination, including acquired mineral reserve amortisation charges. The consolidated results for these entities for the whole of the previous corresponding period is impractical to disclose due to differences in reporting currencies and accounting policies.

•	In December 2008, Equigold, Stanmines and Kim Resources changed their company type from no liability companies to proprietary limited companies.

•	In December 2008, the Consolidated Entity acquired an additional 5% interest in Equigold Mines Côte d’Ivoire SA and 3% interest in Equigold Côte d’Ivoire SA from the respective minority interests.

B. Liquidity and Capital Resources
(a) Liquidity
The Company continues to receive positive cash flows from operations. See “Item 3. Key Information - A. Selected Financial Data”. During 2007, the Company completed a major equity raising of approximately $1 billion and used the proceeds to close out all hedging, the Gold Loan and existing debt facilities. The remainder of the funds raised was put aside to cover the planned capital program for the Ballarat operation and allow for some working capital for the rest of the group.
On February 29, 2008, the Board of Directors approved the MOPU Project on Lihir Island which is expected to lift gold production capacity to approximately 1 million ounces per year from 2011. The upgrade was the subject of a rigorous 12 month feasibility study which concluded that it would position the Company for increased output, lower cash costs and more reliable and consistent production. The upgrade will be funded by a mix of cash flows from operations, proceeds from the capital raising announced on March, 5 2009 and debt. In this regard, the Company has finalized standby credit facilities totaling US$250 million and is negotiating term sheets for an additional US$100 — 150 million with a small number of financial institutions.
On March 5, 2009, the Company completed an institutional placement for US$325million. 171,666,667 fully paid ordinary shares were issued at A$3.00 per share pursuant to the institutional placement. Shortly after, on 15 April 2009, the company completed a share purchase plan to its retail investors. A total of 8,876,237 shares were issued at a share price of A$2.82 per share. For further information see “Item 5 — Operating and Financial Reviews and Projects — A. Operating Results — (c) Issue of Additional Capital.”
Cash generated from operations increased to $212 million in 2008 from negative $270 million in 2007, which was affected by the close out of the hedge book. Excluding the one off hedge book restructure costs in 2007, higher cash flow in 2008 was mainly attributable due to higher sales volumes and increased gold prices. This was offset in part by increased operating costs.
Net cash used in investing activities for capital expenditure totaled $278 million as the Consolidated Entity invested in the development of the Ballarat and Bonikro operations and continued to expand Lihir operation’s processing facilities following the announcement to proceed with the MOPU Project. Cash of $9 million, net of transaction costs was acquired as part of the Equigold merger.
While the Company currently believes that it has or will have access to resources sufficient to finance its operations, the adequacy of the Company’s financial resources will depend upon its ability to generate sufficient revenues from gold production, to have continued access to equity capital market funding, have ongoing support from lenders and to keep its costs and other expenditures within its current estimates. The Company believes that working capital is sufficient for its present requirements.
As at December 31, 2008 the Company had cash and cash equivalents of $65 million and available total borrowings and finance facilities of $250 million. Please also refer to “Item 8. Financial Information — B. Significant Changes”

(b) Capital Expenditures
Capital expenditure over the last three financial years has been as follows:
Capital Expenditure 2006 – 2008

(in US$ millions)	2008	2007	2006
Lihir	153.0	156.5	185.9
Ballarat	118.6	65.9	—
Bonikro	27.6	—	—
Côte d’Ivoire exploration	2.3	—	—
Mount Rawdon	1.3	—	—
Corporate	1.3	0.3	1.8

	304.1	222.7	187.7

Capital expenditure in fiscal 2008 totaled $304.1 million and included the following major items:
(a) $50.6 million for the Lihir Island expansion project ( “MOPUProject”);
(b) $102.4 million for other sustaining capital expenditure at Lihir Island;
(c) $118.6 million for Ballarat infrastructure and capitalized development costs (refer Note 1 v of the financial statements);
(d) $27.6 million for construction and commissioning of the Bonikro operation;
(e) $2.3 million for expenditure in further defining existing reserves in Côte d’Ivoire (refer Note 1 (iv) of the financial statements); and
(f) $1.3 million for each of the Mount Rawdon operation and the Brisbane Australia corporate office.
Capital expenditure in fiscal year 2007 totaled $222.7 million and included the following major items: (a) $61.3 million for the ongoing construction of the Lihir operation flotation plant expansion; (b) $17.3 million for the expansion of the geothermal power plant at the Lihir operation; (c) $5.2 million on drill rigs for dewatering; (d) $4.9 million for dewatering pumping equipment; (e) $68.1 million for various projects between $0.1 and $4.5 million at the Lihir operation; and (f) $65.9 million for continued development at the Ballarat operation .
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
For fiscal year 2009, capital expenditure of approximately $408 million is projected as at the date of this Annual Report. This estimate includes $135 million for sustaining capital expenditure at Lihir Island, $235 million for the MOPU Project at Lihir Island, $17 million for further development and sustaining capital expenditure at Ballarat, $16 million for sustaining capital expenditure at the Bonikro operation and $4 million for sustaining capital expenditure at Mount Rawdon and an additional $1 million in capital expenditure at the Brisbane corporate office. The Company expects to fund these commitments largely from operating cash flows and proceeds from the share placement and share purchase plan completed in April and raising US$325 million and A$25 million respectively.
The Company’s capital expenditure commitments as at December 31, 2008 totaled $97 million. The major items of capital commitment at December, 31 2008 are: Lihir Island ($82.4 million for the MOPU Project and $4.9 million for other equipment purchases), Ballarat ($4.9 million water purification plant and tailings storage upgrade and $1.2 million other equipment purchases), and Bonikro ($2.8 million dump trucks and other equipment).
Financial instruments
Refer to Note 24 of the Financial Statements.

C. Research and Development, Patents and Licenses, etc
The Company undertakes research and development as required and relevant to business operations. The research and development is undertaken in conjunction with the operations of the businesses and is not a significant research and development program.

D. Trend Information
The Company officially commenced production from the Lihir Island mine in PNG in October 1997 and has produced over 7 million ounces to December 31, 2008. Total gold production for the Company in 2008 was 882,000 ounces at a total cash cost of $400/oz which included a record 771,000 ounces from Lihir Island.
Over the past two years, the Company has commenced the transition into a multi-mine company following two successful mergers, one with Ballarat Goldfields in March 2007 and the second with Equigold in June 2008.
The Ballarat Goldfields merger added the Ballarat Project, in Ballarat, Victoria, which produced approximately 10,000 ounces of gold in 2008 and moved to commercial production from the first quarter of 2009. As a result of the project being beset by various delays, access to the northern sections of the mine, where the Company expects to find the larger, and most consistent ore zones, has been limited. At the end of 2008 and early in 2009 the Company began mining in the southern and central zones, but found the ore zones there to be fragmented. Consequently in April 2009 decisive action was taken to streamline the operation and reduce costs at Ballarat.
The Company has subsequently determined that it will be discontinuing the bulk mining methods being applied to access the narrow vein lodes in the southern and central zones as it is becoming increasingly likely that these areas will not be supportive of long term commercial production. The Company resumed advancing access to larger anticipated ore zones located in the northern areas and is now focused on pushing ahead with development to the north and is expected to be well advanced by the end of the 2009. This should enhance understanding of the long term production capability of the mine which is now anticipated to be in the range of 80,000 oz — 100,000 oz per year. Based on preliminary estimates the life of mine is expected to be approximately 10 years. The Company will not be able to re-estimate the mine life until more information becomes available by mining in the Northern Zone of the mine. It is expected that this mark will be well advanced by the end of 2009.
In the meantime, the ongoing review of the project has led to a reassessment of the likely production outcomes at Ballarat. Production in the current year is expected to be around 20,000 ounces, although this clearly will be dependant upon the current operational review and sourcing sufficient quantities of economic grade material.
See “Item 3. Key Information — D. Risk Factors” for a discussion of impairment charges and certain possible risks to the Ballarat operation.
A discussion on the critical accounting estimates ‘Determination of ore reserves and mineral resources and remaining mine life’ is contained in both Item 5. Operating and Financial Review and Prospects — A. Operating Results (c) Critical accounting estimates and judgments, and Item 18. Financial Statements, Notes to the Financial Statements, Note 2. Critical accounting estimates and judgments.
The Equigold merger essentially brought in the Mt Rawdon mine operating in Central Queensland, Australia and in Côte d’Ivoire, the Bonikro mine and a large advanced exploration portfolio. Mt Rawdon provided 54,000 ounces of gold to the Company in 2008 and is expected to contribute between 90,000 to 100,000 ounces in 2009. Construction of the Bonikro mine was completed in September 2008 with first gold poured in October 2008. Bonikro produced 37,000 ounces in 2008 and is expected to contribute 130,000 to 160,000 ounces in 2009.
On Lihir Island, there has been an ongoing program to increase both the reliability of the plant and its throughput capacity. This has seen mill throughput steadily rise from 2.35 million tonnes in 1998 to a project-to-date record of 6.2 million tonnes in 2008, following the successful commissioning of the flotation expansion in 2007. Autoclave throughput has also been rising with a record 4.8 million tonnes treated in 2008. Gold production from Lihir Island in 2009 is expected to be another record of between 770,000 and 840,000 ounces.
Following the completion of a feasibility study in February 2008, the Company’s Board approved the MOPU Project which involves an expansion of the process plant capacity on Lihir Island in order for it to consistently produce in excess of 1 million ounces of gold annually. The expansion will involve installation of additional crushing, milling, oxygen, pressure oxidation, CIL and tailings facilities and commissioning is expected in late 2011.
Cost pressures were experienced over the past two years as the demand for commodities, particularly from emerging economies such as China and India, significantly heightened worldwide mining activity, thereby placing supply constraints on some materials and inputs consumed in the operations and particularly the increase in the price of oil which peaked at over $140 per barrel in July 2008. The Company had been able to mitigate some of these effects through the use of geothermal power generation. However, following the onset of the global financial crisis and the dramatic fall in the oil price to around $40 per barrel these cost pressures have begun to abate, albeit in recent months both oil price and exchange rates have trended upwards. The Company is expecting unit costs to lower if the oil price and exchange rates remain relatively stable. The global economic uncertainty has supported the gold price which peaked at around $1,000 per ounce in March 2008 and as May 29, 2009 was trading around $975 per ounce.
The outlook for the Company in 2009 is for total production to exceed 1 million ounces with unit costs expected to fall to less than $400 per ounce.

E. Off-Balance Sheet arrangements
The Company does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

F. Tabular disclosure of Contractual Obligations
The profile of the Company’s contractual obligations to external parties as at December 31, 2008, is shown below:

			Later than 1 year	Later than 2 years
			but not later than 2	but not later than 5
	Total	Less than 1 year	years	years	More than 5 years
	$ m	$ m	$ m	$ m	$ m
Capital (Finance) Lease Obligations	0.5	0.3	0.2	—	—
Operating Lease Obligations	4.4	2.2	0.9	1.2	0.1
Capital expenditure commitments(i)	96.9	83.7	13.2	—	—
Purchase obligations (ii)	51.7	51.7	—	—	—
Other Liabilities (ii)	66.1	29.3	—	1.4	35.4
Total	219.6	167.2	14.3	2.6	35.5

(i)	The major items of capital commitment are: Lihir Island ($82.4 million for the MOPU Project and $4.9 million for other equipment purchases), Ballarat ($4.9 million water purification plant and tailings storage upgrade and $1.2 million other equipment purchases), and Bonikro ($2.8 million dump trucks and other equipment).

(ii)	Purchase obligations consist of trade creditors of $45.5 million and employee service related liabilities of $6.2 million.

(iii)	Other liabilities represents $55.3 million consisting of current and non-current provisions on the consolidated balance sheet which represents certain employee, rehabilitation and other provisions and deferred settlement payable of $10.8 million which represents the outstanding payment on the acquisition of shares from minority interests.

G.	Recently issued IFRS standards
Certain new accounting standards and IFRIC interpretations have been published that are not mandatory for the December 31, 2008 reporting period. Further details regarding these standards and IFRIC interpretations can be found in Note 3 to the financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
(a) Directors
Following are the directors of the Company (or the “Board”) as at the date of this Annual Report and during 2008:
Dr Ross Garnaut AO BA, PhD
Chairman, Independent Director
Chairman and member of the Board since 1995. Dr Garnaut is Chairman of PNG Sustainable Development Program Ltd, a director of Ok Tedi Mining Ltd, Chairman of the Board of Trustees of the International Food Policy Research Institute and a director of the Lowy Institute of International Policy. He was formerly Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 62.
Dr Garnaut is Chairman of the Board’s Remuneration and Nomination Committee and a member of its Audit and Sustainable Development Committees.
Mr Arthur Hood BSc (Hons), F AusIMM, MICE, CEng
Managing Director and Chief Executive Officer
Appointed October 2005. A civil engineer with a 31 year career spanning five years in civil engineering and 26 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini Limited, Director of Kidston Gold Mines Limited, General Manager of Misima Mines Limited and, most recently, Managing Director of Placer Dome Tanzania Limited. Age 56.
Mr Bruce Brook BCom, BAcc, FCA, MAICD
Independent Director
Appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer. Mr Brook has served as a State Councilor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a non-executive director of Snowy Hydro Limited and Boart Longyear Limited. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. He has previously been a non-executive director of Consolidated Minerals Limited (2005–2008). Age 54.
Mr Brook is Chairman of the Audit Committee.
Dr Peter Cassidy BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD
Independent Director
Appointed to the Board in January, 2003. Dr Cassidy has over 36 years of experience in the mining industry in Australia, PNG, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002. Dr Cassidy is also a Non-Executive Director of Sino Gold Mining Limited, and was previously a Non-Executive Director of Oz Minerals Limited (2008-2009), AurionGold Limited (2002-2003), Zinifex Limited (2004-2008) and is Chairman of Energy Developments Limited. Age 63.
Dr Cassidy is Chairman of the Board’s Safety and Technical Committee and a member of its Remuneration and Nomination Committee.

Dr Mike Etheridge PhD, FTSE, FAIG, FAICD
Independent Director
Appointed in 2007. Dr Etheridge is a geologist with over 30 years’ experience in exploration, mining, consulting and research. He has specialized in the structural controls on the localization of mineral deposits and has been involved with Victorian gold deposits since the mid 1970s. Until 2004, Mr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration. He is currently Chairman of Van Dieman Mines Plc and a director of Consolidated Minerals Ltd. He was also a Non-Executive director of Ballarat Goldfields. Age 62.
Dr Etheridge is a member of the Board’s Safety and Technical Committee.
Mrs Winifred Kamit BA, LLB
Independent Director
Appointed to the Board in October 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councilor of the Institute of National Affairs. She is also a director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Post Courier Limited and Allied Press Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 56.
Mrs Kamit is Chairperson of the Board’s Sustainable Development Committee and a member of its Remuneration and Nomination Committee.
Mr Geoff Loudon MSc, FAusIMM
Independent Director
Appointed a Director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir Island deposit in joint venture with Kennecott Explorations Australia Limited. He is currently also Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a director of Port Moresby City Mission Limited. Age 66.
Mr Loudon is a member of the Board’s Safety and Technical and Sustainable Development Committees.
Mr Alister Maitland B Com, FAICD, FAIM, SF Fin
Independent Director
Appointed in 2007. Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland was Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd and the Eastern Health Network. He was Chairman of the Board of Directors of Ballarat Goldfields. Age 67.
Mr Maitland is a member of the Board’s Audit Committee.

(b) Senior Management
The Company’s Senior Management team as at December 31, 2008 is as follows.

Name	Age	Position with the Company	Year Joined
Arthur Hood	56	Managing Director	2005
Phil Baker	54	Chief Financial Officer	2007
Noel Foley	60	Executive General Manager Lihir Operations	2006
Graham Folland	51	Executive General Manager Corporate Development	2006
Tim Fry	45	Executive General Manager, West Africa and Corporate Services	2008
Stuart MacKenzie	48	Group Secretary and General Counsel	2006
Arthur Hood: Please see Item 6A “Directors and Senior Management” above.
Phil Baker: Formerly a member of MIM’s Executive Management team as Executive General Manager - Strategy Planning and Development, until the company was acquired by Xstrata in 2003. Since that time Mr Baker has spent two years as CFO and company secretary of pharmaceutical development company Peplin Ltd, and more recently worked as CFO and company secretary of Queensland Magnesia.
Noel Foley: More than 31 years’ experience in the mining industry, most recently 3 years as Mine General Manager at Placer Dome’s Osborne Mine in Queensland. He has extensive experience in PNG including 3 years at OK Tedi during the mine start up and 10 years at the Misima Mine, including the last 3 years as Mine General Manager.
Graham Folland: Formerly General Manager, Corporate and Project Development, Placer Dome Australia Limited. Mr Folland has over 28 years’ experience in metallurgical, project and corporate development roles in the gold mining industry.
Tim Fry: Mr Fry is a mining engineer with 25 years industry experience spanning Ireland, the United Kingdom and Australia. He spent 16 years with the world’s leading explosives company Dyno Nobel, where he held senior management roles covering contract, commercial and operations management. Most recently, Mr Fry was President of Dyno Nobel Asia Pacific and a key member of the company’s global management team. Prior to immigrating to Australia in 1991, Mr Fry gained project engineering and management experience with Tara Mines, Yeoman Morven and other major infrastructure projects in the UK.
Stuart MacKenzie: Formerly General Counsel and Company Secretary for Placer Dome Australia Limited. Prior to that, Mr MacKenzie worked as an exploration geologist in Northwestern Canada and then as a solicitor with Blake Dawson Waldron in Sydney, Australia and Stikeman Elliott in Vancouver, Canada.
No family relationships exist between members of the Board and senior management. There were no other arrangements or understandings (than those outlined above) with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation
This remuneration report sets out the following information about the remuneration of the Chairman and the other Non-Executive Directors and the Managing Director and the other senior executives of the LGL Group:
•	Principles used to determine the nature and amount of remuneration;

•	Details of remuneration;

•	Service agreements; and

•	Share-based compensation.
The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other forms of employment for Non-Executive Directors, the managing Director and other executives.
(a) Principles used to determine the nature and amount of remuneration
(1) Non-Executive Directors and the Chairman
(A) Overview
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
Details of the Board fees payable to Non-executive directors in respect of the year ended December 31, 2008 are set out below. The Company pays additional fees for membership or chairing of the Board’s committees. No other benefits were paid or are payable to Non-Executive Directors.
Non-executive directors and the Chairman do not receive share rights.
(B) Directors fees
The Chairman’s remuneration is inclusive of committee fees while other non-executive directors who chair, or are a member of, a committee receive additional yearly fees. The fees paid to non-executive directors in 2008 were calculated as follows:
•	the Chairman of the Board: $300,000 per annum (with no additional fee for service on any committees); and

•	for the other non-executive directors:
•	base fee: $100,000 per annum;

•	fee for serving as Chairman of the Audit Committee: $27,500 per annum;

•	fee for serving as Chair of other committees: $20,000 per annum; and

•	fee for membership of a committee: $10,000 per annum (per committee),
On May 6, 2009 the Company obtained shareholder approval to increase the aggregate fee limit for non-executive directors from $1 million up to a maximum of $1.32 million with effect from January 1, 2009.

With effect from April 1, 2009, the fees paid to non-executive directors are calculated as follows:
•	the Chairman of the Board: $330.000 per annum (with additional fee for service on any committees); and

•	for the other non-executive directors:

•	base fee: $110,000 per annum;

•	fee for serving as Chairman of the Audit Committee: $30,250 per annum;

•	fee for serving as Chair of other committees: $22,000 per annum; and

•	fee for membership of a committee: $11,000 per annum (per committee)
The following fees have been applied:

	2008	2007
	$	$
Dr Ross Garnaut (2) (3)	282,787	255,000
Mr Bruce Brook (2)	118,893	107,350
Dr Peter Cassidy (2)	121,393	107,500
Dr Michael Etheridge (2)	103,306	71,735
Mrs Winifred Kamit (1)	121,393	109,850
Mr Geoff Loudon (1)	112,350	100,000
Mr Alister Maitland (2)	103,306	71,735
For the year ended 31 December 2008, fees have been paid as follows:

		Audit	Remuneration	Safety and	Sustainable	Total
		Committee	and Nomination	Technical	Development	Directors
	Base fees	fees	Committee fees	Committee fees	Committee fees	fees
Dr Ross Garnaut	282,787					282,787
Mr Bruce Brook	94,262	24,631				118,893
Dr Peter Cassidy	94,262		9,044	18,087		121,393
Dr Michael Etheridge	94,262			9,044		103,306
Mrs Winifred Kamit	94,262		9,044		18,087	121,393
Mr Geoff Loudon	94,262			9,044	9,044	112,350
Mr Alister Maitland	94,262	9,044				103,306

Audit Committee — Chairman	Mr Bruce Brook
Remuneration and Nomination Committee — Chairman	Dr Ross Garnaut
Safety and Technical Committee — Chairman	Dr Peter Cassidy
Sustainable Development Committee — Chairperson	Mrs Winifred Kamit

Notes:

(1)	Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission

(2)	Fees are paid to Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge and Mr Maitland in Australian dollars equivalent to the amount reported.

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
(2) Managing Directors and Senior Executives
(A) Overview
The Company’s remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced executives. The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority with the Company, the balance of this mix shifts to a higher proportion of “at risk” rewards.
The objective of the Company’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:
•	competitive in structure and quantum with comparator organizations so as to attract, retain and motivate appropriately qualified and experienced executives;

•	acceptability to shareholders;

•	performance linkage/alignment of executive compensation;

•	transparency; and

•	capital management.
In consultation with external remuneration consultants, the Company has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.
Alignment to shareholders’ interests:
•	has company profit as a core component of plan design;

•	focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value; and

•	attracts and retains high calibre executives.
Alignment to program participants’ interests:
•	rewards capability and experience;

•	reflects competitive reward for contribution to growth in shareholder wealth; and

•	provides a clear structure for earning rewards.
The Managing Director does not receive separate Board fees as part of his remuneration package.
(B) Executive remuneration
The Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Board,

through its Remuneration and Nomination Committee, has oversight of the remuneration policies and terms of employment for all of the Company’s senior executives.
The executive pay and reward framework has three components:
•	base package including superannuation and benefits;

•	short-term performance incentives, and

•	long-term incentives through participation in the Lihir Executive Share Plan (the “LESP”).
The combination of these comprises the executive’s total remuneration. The Company revisited its short-term and long-term performance incentives during the year and transitioned to a new scheme for 2008. As a consequence of these changes an additional transitional share right grant applied to executives during the year. Further details are provided in section (d) of this remuneration report.
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
The Company contributes superannuation on behalf of executives at the minimum prescribed statutory amount.
There are no guaranteed base package increases included in any executive’s contract.
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

For 2008 the following targets applied:

STI Target Level	Managing Director	Key management personnel

Attainment of Target	60% of Base package (before tax)	40 % of Base package (before tax)
Long-term incentives
Long term incentives are awarded in the form of share rights in accordance with the terms of individual employment contracts and the LESP. Further details regarding long-term incentives can be found within section (d) of this remuneration report – Share-based compensation.
(b) Details of remuneration
Amounts of remuneration
Details of the remuneration of the directors and the key management personnel (as defined in IAS 24 Related Party Disclosures) of the Consolidated Entity are set out in the following tables.
The key management personnel of the Consolidated Entity are those executives that report directly to the Managing Director being:
•	Phil Baker – Chief Financial Officer
•	Mark Clark – Executive General Manager West Africa and Corporate Services (appointed June 17, 2008, resigned November 14, 2008)
•	Noel Foley – Executive General Manager, PNG Operations
•	Graham Folland – Executive General Manager Corporate Development
•	Tim Fry – Executive General Manager West Africa and Corporate Services (appointed November 1, 2008)
•	Morgan Hart – Executive General Manager Australia and Africa Operations (appointed June 17, 2008, resigned December 31, 2008)
•	Peter Smith – Executive General Manager Australia and Africa Operations (appointed March 19, 2009)
•	Stuart MacKenzie – Group Secretary and General Counsel
The key management personnel of the Company include the directors as set out above in Item 6A and the following executive officers who have authority and responsibility for planning, directing and controlling the activities of the entity:
•	Noel Foley – Executive General Manager, Operations

Key management personnel and other executives of the Consolidated Entity

							Long-	Share-
							term	based
2008	Short-term employee benefits				Post-employment benefits		benefits	payments
			Non				Long
	Cash salary	Cash	monetary				service
Name	and fees	bonus	benefits(4)		Superannuation	Other	leave	Share rights	Total
	$	$	$		$	$	$	$	$
Non-executive directors
Dr Ross Garnaut — Chairman	282,787	—	—		—	—	—	—	282,787
Mr Bruce Brook	118,893	—	—		—	—	—	—	118,893
Dr Peter Cassidy	121,393	—	—		—	—	—	—	121,393
Dr Mike Etheridge	103,306	—	—		—	—	—	—	103,306
Mrs Winifred Kamit	121,393	—	—		—	—	—	—	121,393
Mr Geoff Loudon	112,350	—	—		—	—	—	—	112,350
Mr Alister Maitland	103,306	—	—		—	—	—	—	103,306
Sub-total Non- executive directors	963,428	—	—		—	—	—	—	963,428
Executive directors
Arthur Hood	1,403,782	552,516	9,422		104,051		19,868	1,740,208	3,829,847

Other key management personnel
Phil Baker	367,475	70,767	12,395	(5)	33,073	—	2,074	244,482	730,266
Mark Clark(1)	166,158	12,950	2,355		16,037	—	—	—	197,500
Noel Foley	277,505	37,582	—		85,251	—	—	260,007	660,345
Graham Folland	304,066	59,939	25,979	(6)	27,366	—	2,817	222,526	642,693
Tim Fry(2)	51,907	17,322	—		4,672	—	10	—	73,911
Morgan Hart(3)	203,767	45,032	2,355		16,276	—	—	—	267,430
Stuart MacKenzie	244,281	46,930	9,422		21,985	—	1,748	183,017	507,383
Total Key management personnel compensation	3,982,369	843,038	61,928		308,711	—	26,517	2,650,240	7,872,803

Notes:

(1)	Mr Clark commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with the Consolidated Entity on 31 October 2008.

(2)	Mr Fry commenced employment with the Consolidated Entity on 17 November 2008.

(3)	Mr Hart commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with Consolidated Entity on 31 December 2008.

(4)	Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits.

(5)	Included in the total non-monetary benefit is a car benefit of $2,973.

(6)	Included in the total non-monetary benefit is a car benefit of $16,576.
The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2008	2007	2008	2007	2008	2007
Executive directors of Lihir Gold Limited
Arthur Hood	20%	22%	12%	14%	68%	64%

Other key management personnel of Consolidated Entity
Phil Baker	33%	30%	13%	11%	54%	59%
Mark Clark	33%	—	13%	—	54%	—
Noel Foley	33%	30%	13%	11%	54%	59%

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2008	2007	2008	2007	2008	2007
Graham Folland	33%	30%	13%	11%	54%	59%
Tim Fry	33%	—	13%	—	54%	—
Morgan Hart	33%	—	13%	—	54%	—
Stuart MacKenzie	33%	30%	13%	11%	54%	59%
(c) Service agreements
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
Arthur Hood, Managing Director
Term of agreement – 5 years commencing 1 October 2005
Base package, inclusive of superannuation of A$1,800,000 to be reviewed annually by the Remuneration and Nomination Committee.
Payment of a termination benefit on termination by the Consolidated Entity, other than for bankruptcy, breach of provisions as set out in employment contract, fraud, vacating office as a director of the Company, serious misconduct or unsound mind, equal to the amount calculated as the sum of:
•	the Managing Director’s base package;

•	60% of the base package (to represent the Short Term Incentive component of remuneration); and

•	106.67% of the base package (to represent the Long Term Incentive component of remuneration).
Phil Baker, Chief Financial Officer
Term of agreement — on-going commencing January 21, 2007.
Base package, inclusive of superannuation of A$510,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Mark Clark, Executive General Manager West Africa and Corporate Services
Term of agreement — on-going commencing 17 June 2008 and resignation on 14 November 2008.
Base package, inclusive of superannuation of A$490,500.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to one months’ Gross Base Salary (this is inclusive of any owing redundancy or severance pay due to the employee).
Noel Foley, Executive General Manager
Term of agreement — on-going commencing March 13, 2006.
Base package, inclusive of superannuation of A$430,000.
Payment of a termination benefit on termination by the Company, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.

Graham Folland, Executive General Manager Corporate Development
Term of agreement — on-going commencing March 1, 2006.
Base package, inclusive of superannuation of A$420,000
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
Tim Fry, Executive General Manager West Africa and Corporate Services
Term of agreement — on-going commencing 1 November 2008.
Base package, inclusive of superannuation of A$490,000.
Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to three months base package (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee).
Morgan Hart, Executive General Manager Australia and Africa Operations
Term of agreement — on-going commencing 17 June 2008 and resignation on 31 December 2008.
Base package, inclusive of superannuation of A$425,000.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to one months’ Gross Base Salary (this is inclusive of any owing redundancy or severance pay due to the employee).
Stuart MacKenzie, Group Secretary and General Counsel
Term of agreement — on-going commencing August 14, 2006.
Base package, inclusive of superannuation of A$315,000
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.
(d) Share-based compensation
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
2008 Grant
Under the 2008 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance conditions under the 2008 grant were set in reference to external measures (the Company’s performance in comparison to external benchmarks). The 2008 grant provides that the testing of the performance conditions will occur as at 31 December 2010.
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
Details of share rights provided as remuneration to each director of the Company and each of the key management personnel of the Consolidated Entity are set out below:

Name	Number of share rights granted during the year		Number of share rights vested during the year
	2008	2007	2008	2007
Directors of Lihir Gold Limited
Arthur Hood	1,649,164	1,535,255	129,249	49,208

Other key management personnel of the Consolidated Entity
Phil Baker	192,711	251,786	45,074	N/A
Mark Clark	Nil	N/A	Nil	N/A
Noel Foley	183,644	246,481	41,996	50,148
Graham Folland	158,705	207,890	33,355	42,984
Tim Fry	Nil	N/A	Nil	N/A
Morgan Hart	Nil	N/A	Nil	N/A
Stuart MacKenzie	136,033	181,056	30,989	14,969
The assessed fair value at grant date of share rights was independently determined using a Monte Carlo option pricing model, which incorporates market performance conditions such as shareholder return.
The model inputs for share rights granted during the year ended 31 December 2008 included:
(a)	Exercise price: $ nil (2007 — $ nil)

(b)	Expected volatility: 46.9% (2007 — 42%)

(c)	Risk-free interest rate: 6.8% (2007 — 6.12%)

(d)	Expected life of right (years): 10 years (2007 — 10 years)

(e)	Weighted average share price at grant date: $2.98 (2007 — $3.08)

(f)	Expected dividend yield: 0% (2007 — 0%)
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

Shares provided on exercise of share rights
Details of ordinary shares in the Company purchased as a result of the exercise of share rights are set out below.

Name	Date of exercise of share rights	Number share rights exercised during the year
		2008	2007
Directors of Lihir Gold Limited
Arthur Hood	Sep 2008	129,249	49,208

Other key management personnel of the Consolidated Entity
Phil Baker	—	—	—
Mark Clark	—	—	—
Noel Foley	Sep 2008	41,996	50,148
Graham Folland	Sep 2008	33,355	42,984
Tim Fry	—	—	—
Morgan Hart	—	—	—
Stuart MacKenzie	Sep 2008	30,989	14,969

C. Board of Directors
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
The Board is responsible for:
•	setting the Company’s values and standards of conduct, including in respect of safe work practices, environmental compliance and social obligations, and ensuring that these are adhered to in the interests of the Company’s shareholders, employees, customers, suppliers and the communities in which it operates;

•	safeguarding the reputation of the Company;

•	providing leadership of the Company within a framework of prudent and effective controls which enable risks to be assessed and managed;

•	setting the Company’s direction, strategies and financial objectives and ensuring that the necessary financial and human resources are in place for the Company to meet its objectives;

•	ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;

•	ensuring monitoring of compliance with regulatory and ethical standards; and

•	appointing, terminating and reviewing the performance of the Managing Director.
Certain fundamental powers and functions remain solely with the Board of Directors and are specifically excluded from the scope of duties of management.
In summary, the powers reserved for the Board and for which the Board is responsible and accountable for are:
•	final approval of corporate strategy and performance objectives and reserves and financial plans;

•	capital management, including capital raisings, and the approval and monitoring of significant capital expenditure;

•	monitoring of financial performance, review and approval of significant financial and other reporting;

•	assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards;

•	evaluating the performance of the senior management team;

•	determining the Company’s risk management policies and reviewing and ratifying its risk management and internal control framework, including insurance, corporate security and prudential limits, codes of conduct, and legal compliance;

•	determining the Company’s treasury policies, including gold price hedging, foreign currency and interest rate exposure; and

•	the engagement of auditors to review and report to the Board on the Company’s financial results and reporting systems, internal controls and compliance with statutory and regulatory requirements.
The Company operates under a Delegated Authorities Manual, which outlines the financial limits and protocols regarding the above.
In carrying out its duties, the Board meets formally over one or two days at least four times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board committees, which assist the full Board in examining particular areas of interest. In 2008, the Board met 9 times and held an additional 21 committee meetings.
In August 2008, the Company adopted a number of charters as part of its Corporate Governance Development Project (CGDP). The CGDP reinforces the Company’s existing governance frameworks whilst increasing transparency for members of the investment community.
A list of the charters adopted is available for viewing at www.lglgold.com.
(b) Composition of the Board
The Directors (based on the recommendations of the Remuneration and Nomination Committee) determine the composition of the Board employing the following principles:
•	the Board may, in accordance with the Company’s constitution, be comprised of a minimum of five Directors and maximum of twelve; and

•	the roles of the Chairman of the Board and of the Managing Director should be exercised by different individuals.
The Company believes that the Board should comprise Directors with a broad range of experience reflecting the character of the Company’s business. The Board must be structured in such a way that it has a proper understanding of, and competency in, the current and emerging issues facing the Company, and can effectively review management’s decisions.
Details of the Directors who held office during the 2008 financial year, including their qualifications and experience, special responsibilities, other directorships and their term of office as a Director of the Company, are set out in Part A Directors and Senior Management of Item 6 Directors, Senior Management and Employees.
The Company’s constitution requires one-third of the Directors (or the next lowest whole number) to retire by rotation at each Annual General Meeting (“AGM”). The Directors to retire at each AGM are those who have been longest in office since their last election. Where Directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A Director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring Directors may offer themselves for re-election. At the AGM held on May 6, 2009, Alister Maitland and Geoff Loudon retired by rotation and were successfully re-elected to the Board.
A Director appointed as an additional or casual Director by the Board will hold office until the next AGM when they may be re-elected.
The Managing Director is not subject to retirement by rotation and, along with any Director appointed as an additional or casual Director, is not to be taken into account in determining the number of Directors required to retire by rotation.

Details of the directors at the date of this Annual Report are as follows:

		Year Appointed
Name	Position & Committee Memberships	As Director	Term Ends
Ross Garnaut	Chairman of Board, Independent Director	1995
	Member of Audit Committee
	Member of Sustainable Development Committee
	Chairman of Remuneration and Nomination Committee

Geoffrey Loudon	Independent Director	1995
	Member of Safety and Technical Committee
	Member of Sustainable Development Committee

Peter Cassidy	Independent Director	2003
	Chairman of Safety and Technical Committee
	Member of Remuneration and Nomination Committee

Winifred Kamit	Independent Director	2004
	Chair of Sustainable Development
	Committee Member of Remuneration and Nomination Committee

Arthur Hood	Managing Director	2005	October 1, 2010

Bruce Brook	Independent Director	2005
	Chairman of Audit Committee

Michael Etheridge	Independent Director	2007
	Member of Safety and Technical Committee

Alister Maitland	Independent Director	2007
	Member of the Audit Committee
(c) Board committees
To assist the Board in fulfilling its responsibilities, the Board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are:
•	Audit;

•	Remuneration and Nomination;

•	Sustainable Development (formally Environmental and Lihir Impact Committee); and

•	Safety and Technical.
The chairman of each committee reports to the Board regarding any matters of substance or recommendations discussed at the committee meeting. The Board may also establish additional committees(if and when the need arises) to deal with specific issues.

(1) Audit committee
The Company has had an Audit Committee since 1995. Members of the Audit Committee at the date of this report are:
•	Mr Bruce Brook — Committee Chairman
•	Dr Ross Garnaut
•	Mr Alister Maitland
The committee has appropriate financial expertise and independence, with all members being financially literate and having an appropriate understanding of the industry in which the Company operates. At the committee’s invitation, the Managing Director may attend the committee meetings in an advisory role. Specific sessions are held with the Company’s internal and external auditors independent of the Managing Director and of management. The Group Secretary attends all committee meetings.
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
(A) Auditor Independence and Engagement
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
PricewaterhouseCoopers was appointed as external auditor of the Company for the 2008 financial year. Details of the fees and charges for provision of non-audit services by that firm are included in Note 32 to the Financial Statements.
A copy of the auditor’s independent report to members is set out on F-A1 to F-A3 of this Report.
(B) Risk Oversight and Management
The Board, through the Audit Committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The Audit Committee charter defines the committee’s responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function.
The Company has a Group Risk and Assurance Manager who is responsible for overseeing the Company’s internal audit function and providing an annual audit plan for the Audit Committee’s consideration and approval. The goal of the audit plan is to perform regular reviews on significant areas of risk within the Company’s operations to ensure that the internal control systems are operating effectively. The Group Risk and Assurance Manager submits regular reports to senior management, to the Audit Committee and, where appropriate, to the Board.
The Group Risk and Assurance Manager is also responsible for the development of procedures relating to enterprise risk management, including the introduction of a group wide framework for assessing risks and recording controls, responsibilities and mitigation actions.
(C) Management Assurances
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
The Audit Charter was recently amended to ensure the definition of “independent director” aligned with the Board Charter.
The Audit Committee operates in accordance with the Audit Committee Charter published in the corporate governance section of the Company’s website.

(2) Remuneration and Nomination Committee
The Board has had a Remuneration Committee since 1995 and this function was widened in 1997 to become the Remuneration and Nomination Committee. Members of the committee at the date of this report are:
Dr Ross Garnaut — Committee Chairman
Dr Peter Cassidy
Mrs Winifred Kamit
The Remuneration and Nomination Committee charter was updated in 2008 as part of the CGDP. Under the current charter, the committee is responsible for:
•	reviewing remuneration of Non-Executive Directors, the Managing Director and other senior executives; establishing criteria for membership of the Board and its committees;

•	processes for the identification of suitable candidates; reviewing membership of the Board and its committees;

•	nominating members of the Board and its committees;

•	formulating policies relating to the retirement of Non-Executive Directors;

•	reviewing management succession planning, human resources and remuneration policies for the Company generally;

•	ensuring the Company’s obligations in relation to employee benefits and entitlements, including superannuation, are met; and

•	recruitment, induction, promotion, retention, termination and other general conditions of employment
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
The Remuneration and Nomination Committee operates in accordance with the Remuneration and Nomination Committee Charter published in the corporate governance section of the Company’s website.
The Remuneration and Nomination Committee Charter was recently amended to clarify that the Remuneration and Nomination Committee has responsibility for ensuring that the Company develops policies regarding recruitment, incentives and share plans and is able to make recommendations to the Board regarding these matters. The charter was also amended to clarify that the committee does not have responsibility for day to day management of HR and industrial relations matters and disputes, these matters are reserved to the jurisdiction of the Company’s management.
Further information on Directors’ and executives’ remuneration is set out in the Remuneration Report in this Governance Statement and in notes to the Financial Statements.
(3) Sustainable Development Committee
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
Mrs Winifred Kamit — Committee Chairperson
Dr Ross Garnaut
Mr Geoff Loudon

This committee meets at least quarterly and monitors environmental, social and community issues and impacts of the Company’s operations. The committee is responsible for ensuring that the Company develops, implements and regularly reviews the policies and practices relating to:
•	the interaction between the Company’s activities and the local community, and the ways in which these activities contribute to social and economic development;

•	dealings with the local community in relation to land;

•	maintaining and improving community health;

•	the impact and associated risks of the Company’s activities on the natural marine, terrestrial and atmospheric environment;

•	liaising with and monitoring any specialist advisory panels, working groups or committees

•	established for the purposes of sustainable development; and

•	monitoring the Company’s compliance with the applicable regulatory regimes including both the Company’s compliance with the relevant local and international emission standards and controls and the Company’s reporting obligations pursuant to those standards and codes.
The committee’s focus is on the quality, effectiveness and transparency of these policies and practices. It also reviews specific issues of significance from time to time.
The Sustainable Development Committee operates in accordance with the Sustainable Development Committee Charter published in the corporate governance section of the Company’s website.
(4) Safety and Technical Committee
The Board established this committee in 2005. Members of the Committee at the date of this report are:
Dr Peter Cassidy — Committee Chairman
Mr Geoff Loudon
Dr Michael Etheridge
The committee meets at least quarterly and monitors:
•	occupational health and safety standards, policies and issues;

•	technical issues associated with the Company’s exploration, mining and processing activities, with reference to the standards set by the Company and the standards and norms of the industry more generally;

•	review and monitoring of LGL’s reserves and resources (including review of statements made in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”); and

•	the status of major capital projects approved by the Board.
The Safety and Technical Committee operates in accordance with the Safety and Technical Committee Charter published in the corporate governance section of the Company’s website

D. Employees
The numbers of employees and contractors at the end of the last three fiscal years are summarized below:

	2008	2007	2006
Lihir Operation
Management	9	10	12
Commercial, human resources, towns and site services, community and environment	373	455	450
Mining operations and mine technical	582	570	642
Plant operations and maintenance	1055	879	455
Ballarat Operation
Management	6	9	—
Commercial, human resources, towns and site services, community and environment	23	10	—
Mining operations and mine technical	186	83	—
Plant operations and maintenance	87	—	—
Mt Rawdon Operation
Management	1	—	—
Commercial, human resources, towns and site services, community and environment	8	—	—
Mining operations and mine technical	74	—	—
Plant operations and maintenance	47	—	—
Bonikro Operation
Management	1	—	—
Commercial, human resources, towns and site services, community and environment	46	—	—
Mining operations and mine technical	58	—	—
Plant operations and maintenance	136	—	—
Lihir Services Australia — Brisbane
Various corporate support personnel	99	53	28
Côte d’Ivoire regional office
Exploration site personnel	2	—	—
Various corporate support personnel	10	—	—
Total Company employees	2,803	2,069	1,587
Total contractors (full-time equivalent)	1,893	1,893	2,250
Total	4,696	3,962	3,837
For details of the senior management team, see “Item 6 – A. Directors and Senior Management”.
Ballarat operation employee numbers increased substantially during 2008 from 102 to 302 employees. This increase reflected the ramp up to commercial production which occurred in the first quarter of 2009. Subsequent to this date, in April 2009 the Company announced it was taking decisive action to reduce costs resulting in a reduction in the workforce. The employees on this site are employed with either an individual employment contract or an Australian Workplace Agreement. These workplace agreements are underpinned by either the Drilling & Exploration Industry AWU Award 1998 or the National Building & Construction Award 2000 or the Australian Workers Union & Construction Maintenance Award 2002, depending on the role being performed.
Lihir operation employee numbers have increased substantially in 2007. The key drivers were an expanded processing capacity following the successful commissioning of the flotation circuit, the implementation of favourable roster amendments to increase labour market competitiveness and an ensuing reduction in vacancies as compared to approved manning levels. However, the Lihir Mining Allied Workers Union has been re-registered with the PNG Government.
Lihir Services Australia Pty Ltd in Brisbane increased its numbers to 99 in 2008 as a result of additional resources required to support new operations resulting from the for merger with Equigold and the announcement in February 2008 to proceed with the MOPU Project. 2007 numbers increased from 2006 to provide support to the Lihir and Ballarat operations. All employees in Brisbane are employed under individual contracts and all negotiations are held directly with the employee concerned. There is no union involvement in Brisbane.
The merger with Equigold in June 2008 necessitated the establishment of a regional office in Côte d’Ivoire to support both the Bonikro operation and regional exploration activities. All employees in Côte d’Ivoire are employed under individual contracts and all negotiations are held directly with the employee concerned. There is no union involvement in Côte d’Ivoire.
E. Share Ownership
The Company’s directors have disclosed the following interests in shares in the Company:

	Interest held by directors in shares of the Company
Ross Garnaut (Director)	115,296	(1)

Arthur Hood (Managing Director)	519,726

Bruce Brook (Director)	56,880	(2)

Peter Cassidy (Director)	46,074	(3)

Michael Etheridge (Director)	61,728	(4)

Geoffrey Loudon (Director)	143,840

Winifred Kamit (Director)	2,667	(5)

Alister Maitland (Director)	82,637	(6)

Notes:

(1)	Held by Maccullochella Pty Limited of which Dr Garnaut is a director and shareholder

(2)	13,334 of which are held by Eagle’s Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund and 20,000 of which are held by Mrs GD Brook.

(3)	26,667 of which are held by Cassidy Waters Pty Limited as trustee for the Cassidy Superannuation Fund

(4)	Held by Tectonex Geoconsultants Pty Ltd as trustee for the Etheridge Superannuation Fund

(5)	Held by Kamchild Limited of which Mrs Kamit is a director and shareholder

(6)	Held by the Alister Maitland Superannuation Fund.
The total notified amount of voting securities owned by Directors of the Company as a group at the date of this Annual Report was 1,018,210 (2008: 888,961) ordinary shares.
No options over shares in the Company are held by Directors and officers of the Company.
At the invitation of the Board, executives of the Company may be invited to permit in the Lihir Executive Share Plan (the “LESP Plan”). The LESP was approved by the Company’s shareholders in April 2006 and was adopted as a means of attracting, motivating and retaining executives and to align the creation of long-term value of shareholders in the Company with rewards to senior executives.
Non-executive directors are not eligible to participate in the LESP. Please refer to Note 33 in the financial statements for further information.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Following are the persons notified to the Company pursuant to the PNG Securities Act 1997 (the “Securities Act”) as substantial shareholders of the Company as at May 29, 2009. Under the Securities Act, a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in the Company. Changes of greater than 1% in the relevant interest of a substantial shareholder must also be notified. The definition of “relevant interest” looks not merely to beneficial ownership of a share but extends to and includes: the power to control the exercise of any right to vote attached to a voting share; the power to acquire or dispose of the voting share; and possession of the above powers by virtue of any trust, arrangement, agreement or understanding.

		Percentage/Voting
Substantial Shareholder	Relevant Interest	Power (%)
Fidelity Management & Research LLC and Fidelity International Limited	242,325,016	11.07
Commonwealth Bank of Australia	237,985,334	10.05
Merril Lynch & Co Inc	217,921,656	9.96
Nuveen Investments Inc	214,819,596	9.8
BlackRock Group	212,665,688	9.72
(a) Class B shares — Niugini Mining Limited
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
As a result of the merger, Niugini Mining became a 100% owned subsidiary of the Company. Niugini Mining continues to hold 161,527,405 ordinary shares in the Company, which have been reclassified as “B” class shares.

(b) PNG Government Participation and MRL Capital Limited Shareholding
The PNG Government has a policy of obtaining an option to acquire, at cost, equity participation of up to 30% in all mining projects located in PNG. The PNG Government acquired a 30% interest in the joint venture on March 17, 1995, through Mineral Resources Development Corporation (“MRDC”). MRDC is a PNG company wholly owned by the PNG Government. MRDC exchanged its interest in the joint venture for an indirect interest in 30% of the ordinary shares of the Company outstanding immediately prior to the consummation of the global offering. Following the offering, MRDC held a total of 154,338,862 ordinary shares. MRDC subsequently transferred half of these shares to MRL Capital Limited (formerly Mineral Resources Lihir Limited) (“MRL”)(see below) and sold its remaining interest on the open market and no longer holds shares in the Company.
MRL Capital, was established as a trustee on behalf of the people of Lihir Island under the Lihirian Equity Trust. That trust was documented in a Deed of Settlement dated August 14, 1997, and the original terms of the Deed of Settlement prohibited MRL from selling (or creating any encumbrance over) any shares in the Company. MRL financed its acquisition of shares in the Company using funds borrowed by MRDC from European Investment Bank (“EIB”) which were on-lent by MRDC to MRL.
Since 2005, MRL has sold part of its equity in the Company, initially to meet its repayment commitments under the EIB loan. More recently, further sales were made following MRL obtaining Court orders in November 2006 enabling the terms of the Lihirian Equity Trust to be varied so as to permit MRL to sell some or all of its shares in the Company.
Since early 2003, the Company has made a number of statements and expressed its intention to issue additional shares to MRL where its shareholding was diluted by the Company’s capital raisings for the Lihir operation. For this reason, after MRL’s sell down to fund its loan repayment was complete (but prior to MRL’s most recent sales after the terms of the Lihirian Equity Trust were amended), in accordance with a commitment given under a non-binding heads of agreement dated March 28, 2003 between the State, the Company, MRL and other Llihirian entities and a commitment in the revised IBP, the Company proposed to issue 3,284,449 additional shares (being 0.26% of the Company’s issued capital as at September 30, 2006) to MRL for nil consideration, which has been accounted for in the Company’s accounts as an amount of $5.2 million.
Following receipt of the necessary approvals from the Company’s Board and its various market and corporate regulators (in particular, the ASX and TSX have specific requirements for the issue of new capital), the 3,284,499 shares were issued to MRL on March 26 2008 through a private placement.
As part of an additional commitment in the revised IBP, the Company has sought to maintain the Lihirian community’s involvement with and interest in the Lihir operation through a proposal that the Company issue a smaller number of additional shares in the future to MRL. Discussions on this proposal are ongoing.
(c) American Depositary Shares
Since 1995, the Company has had in place a Deposit Agreement with the Bank of New York Mellon (the “Depositary”), whereby the Depositary issues ADRs evidencing American Depositary Shares (“ADSs”). The ADSs are listed and traded on the NASDAQ stock exchange. The ratio of underlying Deposited Shares represented by each ADS is ten (10) Deposited Shares.
At May 29, 2009, there were 27,432,775 listed ADS representing 274,327,751 deposited shares held by 78 registered holders.
(d) United States Resident Shareholders
As at December 17, 2008, there were 72 holders of ordinary shares (March 27, 2008: 65) with declared addresses in the United States holding 567,852 ordinary shares (February 28, 2007: 560,290). In addition, there is a more significant number of United States shareholders who hold beneficial ownership in a more significant number of shares through nominee companies located outside the United States.

(e) Share Options
The Company has no unissued shares under option either at December 31, 2008 or at June 15, 2009.
(f) Control
The Company is not directly or indirectly owned or controlled by another corporation, by any government interests or by any other natural or legal person.
There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.
B. Related Party Transactions
The Company has contracted for the services of Dr Ross Garnaut, relating to his role as Chairman of the Company. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him. Dr Garnaut has also agreed to be bound by its terms which are:
•	Dr Garnaut was re-appointed as chairman commencing on May 1, 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement;

•	No fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office; and

•	The Company has agreed to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgment is given in his favor, he is acquitted, or relief is granted to him under the Companies Act. The indemnity does not apply to the extent it would be inconsistent with the Company’s constitution or to the extent the liability is otherwise insured.
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
On December 30, 2008, the Company’s wholly owned subsidiary Equigold documented an intercompany loan agreement with its majority owned subsidiary Equigold Mines CISA. This agreement formalized a debt arrangement between these two entities pursuant to which Equigold funded the development of the Bonikro operation.
During 2007 the Company loaned Mr Eagle A$10,000 for the purposes of purchasing a motor vehicle for his own private use while employed on Lihir Island. An allowance for a doubtful receivable was recognized in 2007 in relation to this stay bonus to recognize that the loan is non-repayable provided that if Mr Eagle ceases employment with the Company within 12 months of receiving the personal loan, the loan will be repayable, on a pro-rata basis to the Company. The loan was fully forgiven during 2008.
C. Interest of Experts and Counsel
Not Applicable

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
This information has largely been included in the financial statements section of this Annual Report on Form 20-F at Item 18.
(a) Export sales
Under refining arrangements with AGR Matthey, all of the gold produced by the Company from the Lihir, Ballarat and Mount Rawdon operations is transported to and refined in the State of Western Australia, Australia.
Gold produced by the Bonikro operation in the Ivory Coast is exported to and refined in Switzerland by Metalor Technologies SA. Once refined, the gold is credited to the Company’s bullion account for sale.
The following table sets out the total export sales and the percentage of export sales included in sales volume.

			2008	2007	2006
Export sales	$	M	683.9	492.3	324.8
Export volume	oz's		792,346	707,339	642,531
Export volume as % of total sales volume		%	91.2%	99.8%	100.0%
(b) Legal or arbitration proceedings
Refer to Note 38 of “Item 18. Financial Statements”.
(c) Dividend distributions
The Company declared its maiden dividend of two Australian cents (US$0.016) per ordinary share in April 2003 and paid it in July 2003. No dividend was declared or paid in 2008, 2007, 2006, 2005 or 2004. The Board will continue to consider payment of dividends on a bi-annual basis, having regard primarily to the Company’s earnings, cash flows and investment requirements.

B. Significant Changes
On March 5, 2009, the company completed an institutional placement for $325 million. 171,666,667 fully paid ordinary shares were issued at a share price of A$3.00 pursuant to the institutional placement. For further information see “Item 5 – Operating and Financial Reviews and Projects – A. Operating Results – (c) Issue of Additional Capital.”
On April 15, 2009 the company completed a share purchase plan to its retail investors raising A$25 million. A total of 8,876,237 shares were issued at a share price of A$2.82 per share.
On June 16, 2009 the Company announced that following a review of operations at the Ballarat project in Victoria, it expects to take an impairment charge against earnings in the range of $250 million to $350 million after tax ($340 million - $480 million before tax), to reduce the carrying value of the Ballarat net operating assets in the forthcoming half year accounts to be released on August 26, 2009.
The impairment will result in a reduction of the carrying value of the Ballarat assets. At December 31, 2008 the total net asset value of the Ballarat segment was US $457 million at the closing exchange rate applicable at December 31, 2008. The impairment charge will be recognised separately within the statements of comprehensive income.
The functional currency of Ballarat Goldfields Pty Ltd and its subsidiaries is Australian dollars. The Australian dollar assets and liabilities are translated to US dollars at the closing exchange rate on balance date for the purpose of consolidating these assets and liabilities into the Group financial statements that have a US dollar presentation currency. The carrying value of the net assets subject to the impairment charge post December 31, 2008 will change due to exchange rate fluctuations but also to account for asset additions and deletions post December 31, 2008.
The Ballarat operation is currently the subject of an ongoing review which was initiated in February 2009. The ongoing review of the mine operations indicated by early April 2009 that a change to the mining strategy be effected such that the Company would focus on developing areas to the northern zones of the deposit where historical mining data indicates the geology is more suitable to bulk mining techniques. It was announced in April that operations at Ballarat were being streamlined following mixed results from early mining in the southern and central zones of the goldfield and that following completion of the ventilation infrastructure, the Company resumed advancing access to larger anticipated ore zones located in the northern areas of the mine. Further mining work carried out from April 2009 in the central and southern zones confirmed that the gold in these areas is contained mostly in tension veins and, due to the fractious nature of the ore body in these zones, the gold is no longer considered to be commercially viable to mine using bulk extraction techniques as planned. The mining conditions were such that significant waste needed to be mined to access relatively small quantities of gold. The large volume of waste produces a dilutive effect on the grade of gold when the ore is mined for processing. Whilst there are further high grade drill intercepts to be followed up in the Southern and Central zones it is becoming increasingly likely that these areas will not be supportive of long term commercial production using the current bulk mining techniques.
Progress to the north is continuing to plan and is expected to be well advanced by the end of the year. This should enhance understanding of the long term production capability of the mine which is now anticipated to be in the range of 80,000 – 100,000oz per year. Based on preliminary estimates the life of mine is expected to be approximately 10 years. The Company will not be able to re-estimate the mine life until more information becomes available by mining in the Northern Zone of the mine. It is expected that this work will be well advanced by the end of 2009.
In the meantime, the ongoing review of the project has led to a reassessment of the likely production outcomes at Ballarat in 2009; this is now expected to be around 20,000 ounces.
See “Item 3. Key Information – D. Risk Factors” for a discussion of certain possible risks to the Ballarat operation.
A discussion on the critical accounting estimates ‘Determination of ore reserves and mineral resources and remaining mine life’ is contained in both Item 5. Operating and Financial Review and Prospects – A. Operating Results (c) Critical accounting estimates and judgments, and Item 18. Financial Statements, Notes to the Financial Statements, Note 2. Critical accounting estimates and judgments.

Item 9. The Offer and Listing
A. Offer and Listing Details
The Company’s securities consist of ordinary shares, class B and restricted executive shares. The shares have no par value. All issued shares are fully paid. As at May 29, 2009 the Company has issued a total of 161,527,405 class B shares, 1,046,662 restricted executive shares and 2,368,729,935 ordinary shares (inclusive of restricted executive shares).
The restricted executive shares were ordinary shares purchased on-market under the LESP and reclassified as restricted executive shares. The shares are not transferable and are subject to trading restrictions as stipulated by the rules of the plan. The shares may also be forfeited due to participants ceasing to be employed by the Company. If the shares are forfeited, they will be reclassified as ordinary shares and sold on the market with the funds returned to the Company. The shares carry voting rights and are entitled to dividends.
Class B shares, which are held by Niugini Mining Limited, do not carry voting rights or rights to receive dividends. Class B shares are not transferable and are redeemable at the Company’s option. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”
The Company is listed on the Australian Securities Exchange Limited (“ASX”) (Market Code: “LGL”), on the NASDAQ National Market (Market Code “LIHR”), the Port Moresby Stock Exchange (“POMSox”)(Market Code “LGL”), and the Toronto Stock Exchange (“TSX”) (Market Code: “LGG”).
The following tables set forth, for the periods indicated, the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on NASDAQ.

Year	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
	A$	A$	$	$
2004	1.59	0.90	24.20	12.58
2005	2.35	0.99	37.01	15.30
2006	3.64	1.98	28.37 *	11.46 *
2007	4.42	2.74	40.95	21.70
2008	4.37	1.53	39.95	9.81

		Ordinary Shares		American Depositary Shares
	Quarter Ending	High	Low	High	Low
		A$	A$	$	$
2007	March 31	3.57	2.79	28.60 *	21.70 *
	June 30	3.25	2.91	27.63	24.50
	September 30	3.94	2.74	36.03	22.29
	December 31	4.42	3.16	40.95	27.20

2008	March 31	4.37	3.59	39.95	31.57
	June 30	3.29	2.86	31.87	26.50
	September 30	2.80	1.75	24.80	13.93
	December 31	3.13	2.25	21.93	13.98

2009	March 31	3.29	3.20	22.79	21.97
Each ADS represented 20 fully paid ordinary shares until October 2, 2006 and 10 fully paid ordinary shares from October 3, 2006.

	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
	A$	A$	$	$
December 08	3.04	2.98	21.93	13.98
January 09	3.16	3.07	21.93	16.72
February 09	3.38	3.29	22.96	19.33
March 09	3.29	3.20	23.95	18.05
April 09	3.01	3.00	24.35	19.51
May 09	3.30	3.26	24.44	20.89

Item 10. Additional Information
A. Share Capital
Not Applicable.
B. Memorandum and Articles of Association
This information has not changed and is restated below as set out in Form 20-F Annual Report for the fiscal year ended December 31, 2005.
(a) PNG Companies and Securities Laws
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
A PNG takeover code (“Takeovers Code”), approved under the provisions of the Securities Act, has also applied to the Company since September 28, 1998. The fundamental rule under the Takeovers Code prevents any person from having a relevant interest of more than twenty percent of the voting rights in a target company, except in a manner permitted by the Takeovers Code. There are no controls below the threshold of twenty percent. The definition of relevant interest under the Takeovers Code and for the purposes of the substantial shareholder provisions of the Securities Act looks not merely to beneficial ownership of a share but extends to and includes:
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
(b) Constitution
The Company’s current constitution was adopted by shareholders at the Company’s annual general meeting held on April 28, 1998. A copy is lodged with the Registrar of Companies in Port Moresby, PNG and a copy has been incorporated by reference as an exhibit to this Annual Report. The constitution was modelled on the Company’s previous memorandum of association and articles of association subject to changes which:
•	reflected changes made under the new Companies Act (for example, the abolition of par value of shares, the increased power for directors to make distributions of money or property to members and the removal of the requirement that a company have specific objects and powers); or

•	took advantage of specific provisions of the new Act which allow the Company to take a course of action (for example, to buy back the company’s shares, to indemnify directors or to pay for D&O liability insurance) if expressly permitted to do so by its constitution.
The following is a summary of the main points of the Company’s constitution. References to clauses refer to clauses in the constitution.
•	The Company is incorporated and registered in PNG (Number C1-23423) and is a registered foreign company in Australia (ARBN 069 803 998). Under section 17 of the Companies Act, a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and in respect of these purposes, it has full rights, powers and privileges. Therefore it is not necessary to list the objects and purposes of the Company in its constitution.

•	In accordance with clause 17, a director may vote on a proposal, arrangement or contract in which he is materially interested provided that he has complied with the Companies Act, the Official Listing Rules of the ASX and provided the board does not otherwise determine.

•	The constitution contains provisions for the remuneration of directors (including reimbursement of expenses), the indemnification of directors in respect of certain liability or for costs incurred in defending or settling any claim or proceedings relating to such liability, and for effecting insurance for directors to the extent permitted under the Act. These are general powers of the Company which may in the normal course be exercised by a resolution of the Board. An interested director who has declared his or her interest would be entitled to vote on any such resolution unless the board has determined that the director should not exercise any power in relation to the matter. The interested director is not entitled to vote on a resolution to make that preliminary determination.

•	There are no specific provisions relating to borrowing powers in the constitution. Clause 20.1 provides that the Board has all necessary power for managing, and for directing and supervising the management of, the business and affairs of the Company to the exclusion of the Shareholders and in accordance with clause 21.9 every resolution of the board is decided by a majority of votes. Therefore, the borrowing by the Company is determined by a majority decision of the Board.

•	An exercise of the borrowing power may in certain circumstances be subject to the provisions of the Companies Act (section 110) requiring shareholder approval for major transactions.

•	There are no provisions for retirement or non-retirement of directors under an age limit in the constitution.

•	Clause 15.5 provides that a director of the Company need not be a shareholder.

•	Clause 10A.2(b) provides that Class B shares have no entitlement to dividends.

•	Clause 24.1 provides that the Board may declare distributions to the shareholders (other than Class B shareholders) including declaring the property to constitute the distribution and the time of the distribution. Shareholder approval is not required for a distribution. Clause 24.3 provides that where the Board has declared a dividend the obligation of the Company to make the distribution only arises when the Board fixes the time for distribution and that time has arrived.

•	Clause 24.8 provides that each dividend in respect of each share must be distributed according to the amount paid up on that share save to the extent that the terms of issue of a share provide otherwise. The Company does not have any partly paid shares on issue.

•	Clause 24.18 provides that all dividends declared but unclaimed may (in the case of dividends not to be distributed as money) be realized into money and (in any case) be invested for the benefit of the Company until claimed or until required to be dealt with under any applicable law dealing with unclaimed money.

•	Clause 5.6 provides that if a call in relation to a share is due and payable and not paid, the shareholder has no right to receive any dividends and has no right to vote.

•	Clause 10A.2(a) provides that the Class B shareholders do not have any voting rights.

•	Clause 13.2 provides that each shareholder who is entitle to vote on a resolution (where not disqualified from voting pursuant to the Listing Rules or the Act) has one vote on voting by voice or show of hands, and on a poll he has the number of votes equal to the number of fully paid shares held by that person.

•	Under clause 15.3, one third of the directors (excluding the managing director) retire by rotation each year and are eligible for re-election.

•	Clause 27.3 provides that after distribution of assets to repay paid up capital any surplus assets will be distributed to the shareholders in proportion to the amount paid up by the shareholder on each share, save to the extent that the terms of issue of a share provide otherwise.

•	Clause 10A.2(d) provides that the Class B shares are redeemable at the option of the Company for consideration of K100 per million (or part thereof) of those shares.

•	Clause 2.6(b) provides that the Company is authorized to redeem any redeemable shares subject to the provisions of the Listing Rules and the securities clearing house business rules of Australia.

•	There are no provisions in the constitution in relation to sinking funds.

•	Clause 5 provides that the Board may make calls on a shareholder in respect of any or all of the amount unpaid on the share unless the terms of issue make that payment payable at a fixed time. The constitution does not expose the shareholders to any liability to further capital calls by the Company.

•	There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares in the constitution.

•	Under the Companies Act, any provision of the constitution can be altered by special resolution of the shareholders requiring a 75% majority vote of those attending and voting.

•	Clause 8.2 provides that where the Company by ordinary shareholders’ resolution consolidates, divides or sub-divides its shares, the Company may also by special resolution determine that, as between the shares resulting from the consolidation, division or sub-division, one or more of those shares has some preference or special advantage as regards dividends, capital, voting or otherwise over or compared with the other shares.

•	Clause 8.3 provides that if the shares are divided into different classes of shares, the rights attached to any class of shares may only be varied or abrogated with either the written consent of 75% of the shareholders of that class, or, sanction of a special resolution passed at a separate meeting of that class of shareholders.

•	Clause 8.4 provides that the board may do anything to give effect to any resolution authorizing or effecting the alteration of the share capital of the Company, the variation or abrogation of rights attaching to any class of shares, or to adjust the rights of all parties.

•	Clause 11.3 provides that the board may convene a special meeting of the Company at any time. Alternatively, clause 11.4 provides that the shareholders may requisition the holding of a special meeting as provided by section 102(b) of the Companies Act, which requires a written request of shareholders holding shares carrying not less than 5% of the voting rights.

•	Clause 11.2 provides that the Company must hold an annual general meeting in accordance with the Companies Act, which must be held not later than 15 months after the previous annual general meeting.

•	Fourteen days’ written notice of the meeting must be sent to the shareholders, directors and auditor of the Company, stating the nature of the business, the text of any special resolution and, if required by the Official Listing Rules of the ASX, include a form of proxy.

•	All shareholders (including Class B shareholders) may attend a meeting of shareholders either in person, by proxy, by attorney or (in the case of a shareholder which is a body corporate) by a representative.

•	Clause 12.2 provides that no business may be transacted by a meeting of shareholders unless a quorum of three is present. Clause 12.3 provides that, where a quorum is not present within 30 minutes after the time appointed for the meeting, (in the case of a meeting requisitioned by shareholders), the meeting is dissolved, or in the case of any other meeting, it is adjourned to the same time and the same place the following week, and if there is not a quorum within 30 minutes of the appointed time of that meeting, it is dissolved.

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

C. Material Contracts
(a) General Operational Agreements
(1) Pressure Oxidation Technology License.
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
(2) Lihir management
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
(b) Ballarat Goldfields merger
(1) Merger Implementation Agreement
On October 17, 2006, the Company and its wholly owned subsidiary Lihir Australia Holdings Pty Ltd (“LAH”) entered into a Merger Implementation Agreement with Ballarat Goldfields under which Ballarat Goldfields agreed to merge with LAH by way of a scheme of arrangement. Implementation of the merger was conditional on the satisfaction of a number of conditions precedent. The principal conditions precedent to the implementation of the Scheme included obtaining approvals from applicable regulatory bodies such as the Foreign Investment Review Board, the Australian Securities and Investments Commission and the ASX, obtaining exchange control approval from the Bank of Papua New Guinea, obtaining Ballarat Goldfields shareholder approval of the Scheme at the scheme meeting by the requisite majorities under the Corporations Act and obtaining Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act.
(2) Share Subscription Agreement
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
(3) Deed Poll
On December 12, 2006, the Company executed a Deed Poll in favor to each person registered as a holder of fully paid ordinary shares in Ballarat Goldfields as at the record date. Pursuant to the Deed Poll, in consideration for the transfer to LAH of each Ballarat Goldfields share held by the shareholders of Ballarat

Goldfields, the Company agreed, subject to the Scheme becoming effective, to provide to each shareholder of Ballarat Goldfields 5 shares in the Company to be allotted and issued for each parcel of 54 Ballarat Goldfields shares.
(4) Completion
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
(c) Equigold merger
(1) Merger Implementation Agreement
On March 20, 2008, the Company and its wholly owned subsidiary LAH entered into a Merger Implementation Agreement with Equigold under which Equigold agreed to merge with LAH by way of a scheme of arrangement (the “Scheme”). Implementation of the merger was conditional on the satisfaction of a number of conditions precedent. The principal conditions precedent to the implementation of the Scheme were:
•	obtaining approvals from applicable regulatory bodies such as the Foreign Investment Review Board, the Australian Securities and Investments Commission, the ASX, POMSoX, NASDAQ, SEC, PNGSC and the TSX as appropriate;

•	obtaining exchange control approval from the Bank of Papua New Guinea;

•	under decree 96-634 of August 9, 1996 determining the terms of application of Law 95-553 of July 18, 1995 being the Mining Code of the Republic of the Ivory Coast, obtaining the authorization of the Administration des Mines to implement the Scheme;

•	obtaining Equigold shareholder approval of the Scheme at the scheme meeting by the requisite majorities under the Corporations Act; and

•	obtaining Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act.
(2) Deed Poll
On April 15, 2008 the Company executed a Deed Poll in favour of each person registered as a holder of fully paid ordinary shares in Equigold Pty Ltd as at the record date. Pursuant to the Deed Poll, in consideration for the transfer to LAH of each Equigold share held by the shareholders of Equigold , the Company agreed, subject to the Scheme becoming effective, to provide to each shareholder of Equigold 33 shares in the Company to be allotted and issued for each parcel of 25 Equigold shares.
(3) Completion
On June 17, 2008, LAH completed the acquisition of all the shares of Equigold Pty Ltd pursuant to the Scheme and from that date, Equigold and its subsidiaries became wholly owned subsidiaries of LAH. Kim Resources Pty Ltd, Swindon Holdings Pty Ltd and Stanmines Pty Ltd are wholly owned subsidiaries of Equigold Pty Ltd (these entities were incorporated and are registered in Australia). Equigold CI SA and Equigold Mines CI SA are incorporated and registered in Côte d’Ivoire and are co-owned by Equigold (43% and 48% respectively) and Stanmines Pty Ltd (42% and 47% respectively) and other minority shareholders.
(d) Integrated Benefits Package
A comprehensive set of benefits and compensation arrangements was agreed between LGL and the people of Lihir (the “Integrated Benefits Package”) in 1995. In April 2007, LGL and representatives of the Lihirian community entered into an addendum to the original Integrated Benefits Package, known as the “Revised Integrated Benefits Package Agreement” or “Lihir Sustainable Development Program”. Under the Revised Integrated Benefits Package Agreement, LGL commenced implementation of a new five-year Integrated Benefits Package for the Lihirian community focusing on community development, infrastructure and support, compensation and relocation of families from the area impacted by mining. Other aspects of the agreement deal with the Lihirian involvement in mine-related business opportunities, funding of Lihirian investment in a “sustainable income growing business” and the maintenance of a base equity interest in LGL by MRL Capital Limited, a trustee of behalf of the landowners of Lihir Island under the Lihirian Equity Trust.
(e) Revised Integrated Benefits Package
In 2006 the Company commenced implementation of a new 100 million Kina ($33 million), five-year IBP for the Lihirian community (referred to as the “Revised IBP”). As well as continuing the features of the Original IBP, the Revised IBP facilitates health, education and community development programs on Lihir Island, with the benefits distributed island-wide. The Revised IBP agreement, also referred to as the Lihir Sustainable Development Plan or LSDP, was signed in May 2007. The parties to the agreement acknowledge the Revised IBP agreement is a starting point and that it signifies a commitment to a process to develop a series of programs, each of which still requires detailed planning to attain the development objectives.
(f) Lihir operation blasting services contracts
On January 2, 2008, the Company signed two new contracts for the supply of blasting services and related products for the Lihir operation for a minimum period of 5 years as follows:
(a) a contract with dnx Australia Ltd for the supply of products out of Australia; and
(b) a contract with dnx PNG Ltd for the supply of services at the Lihir operation.
Both dnx Australia Ltd and dnx PNG Ltd are wholly owned by Dyno Nobel Asia Pacific Ltd which has provided the Company with a parent company guarantee for the obligations of its subsidiaries under the above contracts.
The first mentioned contract above is based on a schedule of rates for the provision of explosives products out of Australia (including ammonium nitrate, blasting cord and detonators) and delivery to the Lihir operation. The second contract with the PNG company entity is for the supply of in-pit blasting services including charging, stemming and detonating blasting holes for mining purposes.
(g) Ballarat Goldfields contracts
(1) Spinifex Projects Pty Ltd & Gekko Systems Pty Ltd
Spinifex Projects Pty Ltd (“Spinifex”) were engaged in early 2005 for two phases of work, namely to plan, design, construct and commission the ore processing plant and then operate the processing plant for an initial period of time. The Company also entered into an agreement on March 26, 2007 in order to expand its ore processing facilities through the addition of a leaching circuit. Gekko Systems Pty Ltd (“Gekko”) were been engaged to plan, design, supply, construct and commission a leaching plant to allow the processing of sulphide gold concentrates at the Ballarat Goldfields operation.
In June 2008, the Company revisited its contractual arrangements with both Spinifex and Gekko through mutual variation designed to demobilize from the construction phase and seek an earlier conclusion of the operation phase of the processing plant. This variation is currently in operation and the Company will revaluate its contractual requirements on an ongoing basis.
(2) Ballarat Goldfields Mining Contract – Pybar Mining Services Pty Ltd
On June 30, 2005, Ballarat Goldfields engaged Pybar Mining Services Pty Ltd (“Pybar”) to carry out mining and mine development services at the Company’s Ballarat operation for a period of three years. Under this contract, Pybar provide the necessary equipment, personnel and management of resources for the development of the underground mine at the Ballarat operation.
The term of this contract expired in June 2008, and Ballarat Goldfields elected not to renew the contract with Pybar. Various options were assessed by Ballarat Goldfields as to how best to continue development and mining, including engaging an alternative contractor, moving to owner operator or a combination of the two.

After analysis of the economic rationale, Ballarat Goldfields elected to proceed with the latter course, namely to commence owner operator mining and use a mining contractor for decline development work only.
(h) Lihir operation geothermal coring contract — Washingtons Drilling (International) Limited
In order to continue its exploration for steam reserves to assist in its geothermal power program, on August 2, 2007, the Company engaged Washingtons Drilling (International) Limited, a New Zealand company, to drill a number of exploration wells on Lihir Island using a contractor supplied drill rig. The drilling program contemplated under this contract runs for approximately 2 years and charges to the Company are based on a schedule of rates.
Pursuant to a notice issued by the Company in October 2008, this contract was terminated before the end of the two year term. The contractor ceased operations and demobilized from the Company’s Lihir operation in November 2008.
(j) AGR Matthey gold refining contract
On March 1, 2008, the Company entered into a Master Refining Agreement with AGR Matthey (a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd). The Master Refining Agreement provides an ability for the Company to engage AGR Matthey to perform refining services for any gold produced out of the Company’s operations in PNG or Australia. For this purpose, the Master Refining Agreement provides that an operation schedule is to be signed between AGR Matthey and each of the entities responsible for the Company’s respective operations.
On March 1, 2008, operations schedules were signed for each of the Company (for the Lihir operation) and Ballarat Goldfields Pty Ltd (for the Ballarat operation). On August 1, 2008, revised operation schedules were signed for the Lihir and Ballarat operations (to reflect price fluctuations) and a new operation was signed for Equigold Pty Ltd (for the Mt Rawdon operation) following its merger with the Company on June 17, 2008.
(k) Metalor Gold Refining Contract
On August 28, 2008, Equigold Mines CI SA (a majority owned subsidiary of the Company) entered into a refining agreement with Metalor Technologies SA, a Swiss company, for the refining of all gold produced from the Company’s Bonikro operation in Côte d’Ivoire. Refining of gold is done on a schedule of rates, including delivery fees.
(l) Million Ounce Plant Upgrade Project (“MOPU”) Contracts
Following the announcement by the Company in February 2008 that it was going to proceed with the MOPU Project, the Company has proceeded to award several long lead time contracts for the procurement of critical equipment for the project. The material contracts from MOPU are set out as follows.
(1) Oxygen Plant Contract
On May 2, 2008, the Company signed a contract with Air Products Plc (“AP”), a United Kingdom company, for the supply of a 1700 TPD Oxygen Plant. This plant is designed to produce liquid oxygen (at the rate of 1700 tonnes per day) to feed the pressure oxidation circuit at the Company’s Lihir operation. The contract is a fixed price contract and delivery of the equipment is not expected until 2010, prior to transport and installation at the Lihir operation in 2011.
(2) Autoclave Contract
On October 10, 2008, the Company entered into a contract with WE Smith Engineering Pty Ltd for the supply of an autoclave (shell only). An autoclave is the central piece of technology in the pressure oxidization circuit at the Company’s Lihir operation. The contract is a fixed price contract with delivery of the equipment not expected until 2011.

(3) Grinding Mills
On May 8, 2008, the Company entered into an agreement with FLSmidth Minerals Pty Limited for the supply of one SAG Mill and one ball mill for use at the Lihir operation. These mills will be added to the grinding circuit at the Lihir operation. Delivery is not expected until 2010.

D. Exchange Controls
Since achieving self-government in 1973 and independence in 1975, PNG has maintained a consistent policy of welcoming direct foreign investment into the country in most activities, and in particular the mining sector. The PNG Investment Promotion Act of 1992 assures investors that they will have the right to remit after-tax profits, and will be able to make external debt-service and supplier payments, and that there will be no expropriation without adequate compensation.
In general the PNG Central Banking (Foreign Exchange and Gold) Regulation requires that PNG residents (which includes the Company), obtain approval from the PNG Government Central Bank (“Central Bank”) for the inflow and outflow of currency and gold to and from PNG. The Central Bank is established under and derives its authority from the Central Banking Act 2000 (which replaced the earlier Central Banking Act). Part X of the Central Banking Act deals with the foreign exchange and international reserves, but most of the operative provisions about foreign exchange are to be found in the Central Banking (Foreign Exchange and Gold) Regulation. This was a regulation under the old Central Banking Act which remains in full force and in effect by virtue of the transitional and savings provisions in the new Central Banking Act. The system of foreign exchange control was partially deregulated on June 1, 2005, and then further deregulated with effect from September 3, 2007 by issuing an exemption (National Gazette G137 of 2007). The obligations that remain for PNG resident entities are summarized as follows:
a)	to comply with any conditions or approvals issued by the Central Bank before September 3, 2007;

b)	obtain prior approval from the Central Bank to operate a bank account outside PNG;

c)	to obtain prior approval from the Central Bank to give a guarantee or to grant security to a non-resident where there is no direct benefit to the resident entity or its business in PNG; and

d)	to report certain transactions (by lodgment of the prescribed forms) to the Central Bank for example reporting any physical commodity exports from PNG.
It remains the position that for a PNG company to hold foreign currency, it must have in place relevant approvals from the Central Bank. The Company is currently permitted to retain in these offshore accounts.
a)	proceeds from the sale of mining products;

b)	the proceeds of bank loans and insurance policies in an aggregate amount, sufficient to pay threemonths anticipated loan servicing obligations;

c)	payments for goods and services to persons resident outside of PNG;

d)	dividends to non-PNG shareholders; and

e)	payments for certain approved reductions in share capital.
Central Bank consent is required for the export of gold from PNG. The Company holds a gold export licence, which has been issued by the Central Bank and sets out the procedures and reporting requirements for the sale and export of gold.
The Mining Development Contract entered into between the Company and the Independent State of Papua New Guinea on March 17, 1995 contains a “most favored treatment” clause under which any regulations or statutes that relate to foreign exchange and its control cannot be applied to the Company in a less favorable manner than applied to other entities.

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
(a) Taxation of Dividends
Under the United States federal income tax laws and subject to the Passive Foreign Investment Company (“PFIC”) rules described below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.
You must include any PNG tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other

United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the foreign currency payments made, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Subject to certain limitations, the foreign tax withheld and paid over may be creditable or deductible against your United States federal income tax liability.
To the extent a refund of the tax withheld is available to you under PNG law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.
Dividends will be income from sources outside the United States, and will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.
(b) Taxation of Capital Gains
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
(c) PFIC Rules
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
Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

(d) PNG Taxation
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
Not applicable.
G. Statements by Experts
Not applicable.
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
Not applicable

Item 11. Quantitative and Qualitative Disclosure about Market Risk
A. Quantitative Information about Market Risk
Refer to Note 24 of “Item 18. Financial Statements”.
B. Qualititative Information about Market Risk
Market risks relating to the Company’s operations result primarily from changes in the market price for gold, foreign currencies and interest rates. The Company does not use derivative securities or other financial instruments for trading purposes, and is not party to any leveraged derivatives.
To reduce the risk related to the decrease in the market price of gold, the Company has in the past entered into hedging transactions, which included put options, spot deferred and forward sales covering a portion of its gold production at fixed future prices. During 2007 the Company adopted an unhedged policy for its exposure to the market price of gold and closed out all existing hedging arrangements including the gold loan. Since that date a hedge book consisting of sold call options and gold forwards has been inherited through the merger with Equigold in 2008. The sold call options have since been closed out and the gold forwards are being delivered into. The remaining forward deliveries are as set out:

Delivery
Date	Ounces
31/03/2009	30,678
30/06/2009	15,339
30/09/2009	14,149
31/12/2009	14,149
31/03/2010	14,149
30/06/2010	14,149
30/09/2010	13,184

115,797

Apart from the deliveries into the Equigold hedge book gold, production from operations is being sold at market prices prevailing at the time of the gold sales.
The Company predominantly has exposures to U.S Dollars, Australian Dollars, PNG Kina, Euro and CFA. All operational foreign currency exposures are currently unhedged but the Company has recently hedged a portion of the known Australian Dollar capital commitments relating to the MOPU Project .
The Company repaid all loans during 2007 reducing exposure to the market price for interest rates on borrowings. The Company has surplus cash held in various currencies to meet commitments as they fall due which are exposed to changes in the market price of interest rates. The Company may have future exposure to interest rates if the credit facilities are drawn upon.
For further information refer to Note 24, Notes to and forming part of the financial statement, “Item 18. Financial Statements”.
Item 12. Description of Securites Other than Equity Securities
Not Applicable

PART II
Item 13. Defaults, Dividend Arrerages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
A. Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2008. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date.
The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure.
B. Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management has excluded Equigold from its assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2008. Equigold is a wholly-owned subsidiary whose total assets and total revenues represent 26 percent and 11 percent respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.
C. Attestation Report of the Registered Public Accounting Firm
Refer to the report of independent registered public accounting firm on page F-A- 2.
D. Changes in Internal Control Over Financial Reporting
As disclosed in Note 35 “Comparative Revision”, to our consolidated financial statements included in this Annual Report on Form 20-F, we revised our previously issued 2007 financial statements to correct for a misstatement in our deferred tax balances. This revision resulted from a material weakness in the accounting for deferred taxes relating to the understatement of deferred tax assets with an associated increase in deferred tax benefit and opening retained earnings. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected.
During 2008, management implemented a number of remediation measures to address the material weakness described above. The remediation activities included:
•	Hired a taxation specialist with a strong background in interpreting and applying tax accounting literature, as well as the application of IFRS accounting principles to complex and non-routine transactions.

•	Engaged external taxation consultants with the specialist skills in Papua New Guinea Tax law, to work with the above specialist on reviewing historic tax returns, and ensuring all returns are fully up to date.

•	Strengthened reconciliation controls between tax and book values of assets.

•	Improved the fixed asset register with greater functionality for recording tax vs. book value for assets.
As of December 31, 2008 the Company has determined that the new controls are effectively designed and have demonstrated effective operation to enable management to conclude that the control deficiency that resulted in the 2007 revision had been remediated. Consequently, this matter did not constitute a control deficiency as of December 31, 2008.
As discussed above, with respect to the remediation of the material weakness, there were significant changes in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
The Company’s board determined that it has an audit committee financial expert serving on its audit committee with the appointment of Mr Bruce Brook as a non-executive director and audit committee chairperson on December 4, 2005. Mr Brook is independent as that term is defined by NASDAQ Marketplace Rules 4200 and 4350.
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
Item 16B. Code of Ethics
The Company’s Directors, Contractors, Employees, Chief Executive Officer, Chief Financial Officer and principal accounting officer must comply with the following polices and procedures.
▪	Code of Conduct

▪	Conflicts of Interest Policy

▪	Whistleblower Policy & Procedure

▪	Market & Shareholder Communication Policy

▪	Continuous Disclosure Policy

▪	Board Communications Policy
(the “LGL Procedures”).
(a) Code of Conduct
The Code of Conduct (“Code”) is intended to underpin all of the LGL Groups activities including interacting with the local community, government, employees, contractors, suppliers and the public generally. The Code applies to LGL employees, directors and the executive team and contractors. The Code fleshes out LGL’s core values and provides guidance on LGL’s expectations when handling matters such as:
•	Compliance with laws

•	Dealing with public officials

•	Giving or receiving gifts or benefits

•	Conflicts of interests

•	Confidentiality

•	Insider Trading

•	Information Systems

•	Financial controls and records

•	Sustainability

•	Equal Opportunity, employee harassment and discrimination

•	Occupational Health and Safety
The Code is also incorporated into the Company’s employment and service contracts.

(b) Conflicts of Interest Policy
The Conflicts of Interest Policy requires all LGL personnel to identify manage and where possible, avoid a conflict of interest situation. Compliance with this policy is additionally important to the Company’s directors and senior executives who also have statutory and fiduciary obligations that require careful navigation. The Conflict of Interest Policy sets out:
•	A definition of what is a “conflict of interest”

•	A procedure to facilitate the disclosure of the conflict of interest

•	A procedure to allow the standing notification of a conflict of interest; and

•	Steps to be taken to handle the conflict of interest.
(c) Whistleblower Policy & Procedure
The Whistleblower Policy and Procedure is designed to foster an open and transparent environment in which LGL personnel are encouraged to report any unlawful, unethical or undesirable conduct without the fear of intimidation or reprisal. The policy also reflects several of LGL’s core values such as honesty, integrity, fairness and respect.
The policy encourages LGL Group personnel (including employees, senior executives, directors and contractors) to disclose unacceptable conduct via orthodox management channels or anonymously. Anonymous whistle blowing is facilitated by LGL’s subscription to the STOPline service (www.stopline.com.au). STOPline is an independent and confidential hot-line service for the receipt of disclosures relating to corruption, criminal activity, serious misconduct or improper behavior in the workplace.
(d) Market and Shareholder Communication Policy
The Market and Shareholder Communication Policy is designed to ensure the LGL Group complies with its legal and regulatory disclosure obligations, to promote effective communication with the market and shareholders and to encourage shareholder participation at general meetings.
Elements of the Market and Shareholder Communication Policy include:
•	A plain English description of the Company’s obligations under ASX Listing Rule 3.1 (the continuous disclosure obligation) and its parallel application on the other markets on which LGL securities are traded (namely POMSoX, NASDAQ and TSX).

•	Commitments by LGL to use multiple delivery systems to ensure stakeholders are informed about the business, including email, internet and the LGL website.

•	Initiatives to promote shareholder participation at general meetings including advanced notice, multimedia presentations, efficient streamlined proxy appointment processes and information sessions.

•	A commitment by LGL to self-assess its corporate governance practices against the ASX Corporate Governance Council’s Principles for Good Corporate Governance and report the outcome in the LGL annual report.
(e) Continuous Disclosure Policy
As a public company listed on several security exchanges around the world, LGL remains committed to ensuring that it complies with its ongoing disclosure obligations pursuant to the regulatory requirements of those exchanges. LGL’s primary market is the ASX and as such, LGL is obliged to comply with the ASX listing rules and in particular ASX listing rule 3.1 which requires the ongoing disclosure of price sensitive information.
The Continuous Disclosure Policy addresses LGL’s primary disclosure obligations in relation to price sensitive information and establishes a process ensuring compliance with these obligations. This policy is an internal policy and works in parallel with the publicly available Market and Shareholder Communication policy above mentioned.
Elements of the Continuous Disclosure Policy include:

•	A plain English definition of price sensitive information, including several examples.

•	The establishment of a Disclosure Committee which is tasked with deciding what information is to be disclosed to the market, co-ordination of disclosure between the various markets, regulators, analysts and the website, overseeing the education of the business on LGL’s disclosure obligations and monitoring of compliance with this policy. The Disclosure Committee is made up of (a minimum of two of) the CEO, CFO, Group Secretary and GM Corporate Affairs.

•	A process to follow for market speculation or rumors, including responding to regulator enquiries; and

•	The policy on release of price sensitive information to analysts, investors and the media.
(f) Board Communications Policy
The Board Communications Policy is designed to ensure that the Directors of LGL are kept fully informed of important information between Board (and Committee) meetings. The policy facilitates communication between senior management and the Board and its representative Committees, ensuring that Directors receive timely communication from LGL both prior to meetings and at times between meetings. This allows the Directors to properly discharge their duties by making any company decisions based on necessary and current information.
Under this policy, information of the following nature must be is communicated by the Group Company Secretary or the CEO by email:
(a)	any major events at an LGL’s operation likely to have a material impact on production or the general functioning of that operation (which may trigger the continuous disclosure policy).

(b)	any significant event at an LGL’s operation that, may have the effect of reducing or limiting production or result in the urgent need for additional unforseen capital expenditure;

(c)	any event which is likely to impact negatively on a supplier or contractor to LGL requiring LGL to either adopt contingencies or engage alternative suppliers;

(d)	any significant safety, environmental, industrial or community incident; (e) financial matters that significantly affect the company or need to be discussed;

(f)	industrial relations issues (or employment issues generally) that have the short term potential to negatively impact on an LGL operation (such as news of an impending strike); or

(g)	any event that is considered prudent by Executive Employees or the Group Secretary to inform the Board.
Compliance with the LGL Procedures ensures:
•	full fair and accurate timely disclosure in all reports and documents including all public communications;

•	commitment to a work environment where the health, safety and well-being of employees, contractors, visitors and other parties affected by the Company’s operations are paramount;

•	compliance with all laws, regulations and other requirements relating to all aspects of business and personal conduct within PNG and the countries with which the Company interacts;

•	integrity, honesty, transparency and respect in all interactions (whether internal or with groups outside the Company) including with Lihirian and other representative groups in relation to issues important to the community;

•	excellence in the management of environmental responsibilities to ensure minimisation of any adverse effects on the environment or impact on the local community;

•	adoption of the highest standards of business administration, accountability and corporate governance, including the ethical use of all Company resources, funds, equipment, information and time;

•	high standards of proprietary when dealing in any tradable securities of the Company, including shares, options and prescribed interests.

•	fairness, within the framework of commitments to local community groups, to potential and existing employees in all areas of recruitment, training and administration of employee benefits;

•	initiative and personal commitment by all employees, contractors and agents working on behalf of the Company, to the highest standards of work performance and the effective achievement of Company objectives; and

•	accountability and willingness to take responsibility.
All personnel joining the Company have access to the LGL Procedures and associated guidelines; furthermore, the key principles of the LGL Procedures are incorporated into each of the personnel’s employment contract.

Breaches of the LGL Procedures may be reported under the Company’s above mentioned whistleblower program. A third party service provider administers this program and if requested by the whistleblower his or her identity must remain confidential. Issues reported under the whistleblower program are discussed at the proceeding Audit Committee meeting, urgent matters may be escalated directly to the Chairperson of the Audit Committee.
A copy of the Code of Conduct adopted by the Company is available to any person free of charge upon written request. Requests should be directed to Mr Stuart MacKenzie, Group Secretary and General Counsel, Lihir Services Australia Pty Ltd, GPO Box 905, Brisbane QLD 4001, Australia. Fax: +61 7 3318 9203.

Item 16C. Principal Accountant Fees and Services
The Company, at its annual general meeting of shareholders held on May 21, 2008, appointed the current auditors, PricewaterhouseCoopers, as independent auditors of the Company for the fiscal year ended December 31, 2008 as required by the PNG Companies Act, 1997. At its annual general meeting held on May 6, 2009, shareholders re-appointed PricewaterhouseCoopers as the Company’s auditors for the fiscal year ending December 31, 2009. Under its charter, the Audit Committee of the Company’s board of directors is required to:
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
In addition, the committee must pre-approve any and all non-audit related work which may be undertaken by the external auditors and will not approve provision of any services which may give rise to any conflict of interest. The external auditor is required to submit to the committee, on a periodic basis and not less than annually, a formal written statement (consistent with U.S. Public Company Accounting Oversight Board Rule 3526) delineating all relationships between the auditors and the Company and all work completed by the auditor (including in particular any non-audit services), reporting on the levels of audit and non-audit fees and confirming that the auditor has satisfied all professional regulations relating to auditor independence.
The following lists the services which PricewaterhouseCoopers has provided to the Company and its subsidiaries.

	2008 Fees	2007 Fees	2006 Fees
Services provided	$000	$000	$000
Audit fees	1,197	685	455
Audit-related fees	422	642	112
Tax fees	141	54	79
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
Tax fees generally include fees for all services that are performed by professional tax staff employed by the audit firm for the Company and its subsidiaries and include:
•	tax compliance services, including the preparation of original and amended tax returns;

•	tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities; and

•	tax planning services.
Item 16D. Exceptions from Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by Issue and Affiliates

			Total number of	Maximum number (or
			shares purchased	approximate dollar value) of
		Average price	as part of publicly	shares that may yet be
	Total number of	paid per share	announced plans	purchased under the plans
Period	shares purchased	(A$)	or programs	or programs
September 2008	546,575(1)	$2.74744	564,575	Nil

(1)	546,575 shares purchased on market in accordance with the 2007 Lihir Executive Share Plan (LESP), announced by invitation letter to all participants dated January, 31 2007. For further information see “Item 6B. Compensation — (d) Share based compensation.”
Item 16 F. Change in the Registrants Certifying Accountant
Not applicable as at December 31, 2008.
Item 16G. Corporate Governance
NASDAQ Marketplace Rule 5600 provides qualitative listing requirements for NASDAQ issuers. Rule 5615 permits foreign private issuers, such as LGL, to follow home country practice in lieu of the requirements of Rule 5615, with limited exceptions. Rule 5615 and this Item 16.G, however, require us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. listed companies under NASDAQ. We have compared our corporate governance practices to the requirements of Rule 5600 that would otherwise currently apply to foreign private issuers and note the following significant differences:
•	In 1995, the Company was granted an exemption with respect to the quorum requirement under NASDAQ Marketplace Rule 4350(f), now rule 5620, which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of the Company’s common voting stock. The Company complies with the quorum requirements set forth in Item 10.B (b) above.

•	Rule 5605 requires independent directors to have regularly scheduled meetings at which only independent directors are present. During 2008, the Chairman organized two Non-Executive Director (NED) meeting sessions to facilitate NED discussions in the absence of management. NED sessions are regularly held in conjunction with scheduled Board meetings.
The Company confirms that it complies with a majority of the Corporate Governance Best Practice Recommendations as required by the ASX. Further details on the companies corporate governance practices is available on the corporate governance section of the Company’s website at www.lglgold.com.

PART III
Item 17. Financial Statements
Not applicable.

Glossary of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“BCM”	Bank Cubic Meter (a volume of material in its insitu state).

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors. The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation” or “CCD”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	In resource/reserve estimation, the lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculant”	An additive introduced to promote aggregation in a solution.

“Flotation”	The process of concentrating ground mineral particles by attaching them to air bubbles in a slurry using chemical reagents and recovering the mineralized froth generated by aeration

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapors emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure — an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a resource for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000-2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulfide

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“ROM”	Run of mine pads

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore

“Stripping”	The process of removing overburden or waste to expose ore

“Stripping ratio”	In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste : tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

“Underground Mine”	Mining of an ore body beneath the earths surface where ore is recovered using trucks via a portal or hoisted via a shaft

Conversion Table and Unit Equivalent
Conversion Table
Units of Measure

“US$/ oz. Gold”	US dollars per troy ounce of gold
“US$/ t ore”	US dollars per tonne of ore
“C”	Degrees Celsius
“g Au/t”	Grams of gold per tonne
“ha”	Hectares
“kg”	Kilograms
“kg Au/t”	Kilograms of gold per tonne
“kPa”	kilo Pascals
“kt”	kilo tonnes
“m2”	Square meters
“m3”	Cubic meters
“mtpy”	Million tonnes per year
“t/d”	Tonnes per day
“t/h”	Tonnes per hour

Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9
“1 cubic meter”	35.314 cubic feet
“1 gram”	0.03215 troy ounces
“1 gram Au/tonne”	0.02917 troy ounces gold/short ton
“1 hectare”	2.471 acres
“1 kilogram”	2.205 pounds
“1 kilometer”	0.62 statute miles
“1 kilopascal”	0.145 pounds per square inch
“1 kilo tonne”	1102.31 short tons
“1 meter”	3.281 feet
“1 millimeter”	0.039 inches
“1 square kilometer”	0.3861 square miles
“1 square meter”	10.764 square feet
“1 tonne”	1.1023 short tons

Item 18. Financial Statements
FINANCIAL STATEMENTS LIHIR GOLD LIMITED
Audited Financial Statements

PricewaterhouseCoopers
ABN 52 780 433 757
6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Telephone (675) 321 1500
Facsimile (675) 321 1428
Website: www.pwc.com.pg
Report of Independent Registered Public Accounting Firm
To The Board of Directors and Shareholders of Lihir Gold Limited
In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of comprehensive income, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited and its subsidiaries (the “Company”) at December 31, 2008, 2007 and 1 January 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally

-F-A-1

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
As described in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15(b) of this Form 20-F, management has excluded Equigold from its assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2008. We have also excluded Equigold from our audit of internal control over financial reporting. Equigold is a wholly-owned subsidiary whose total assets and total revenues represent 26 percent and 11 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.
/s/ PricewaterhouseCoopers
Port Moresby, Papua New Guinea
29 June 2009

-F-A-2

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Year ended 31 December 2008

	$m
	Note	2008	2007(1)	2006(1)
Revenue	6	755.6	498.4	386.0
Cost of sales	8	(451.3)	(261.3)	(211.0)

Gross profit from mining operations		304.3	237.1	175.0

Corporate expense		(31.9)	(25.3)	(12.1)
Project studies		(2.6)	(7.5)	(0.8)
Exploration expense		(8.5)	(8.4)	(5.9)

Operating profit before other income / (expense)		261.3	195.9	156.2

Other income / (expense)
Hedging loss	9	(75.5)	(97.2)	(78.3)
Other income	10	0.3	—	—
Other expenses	10	(31.3)	(13.8)	—

Operating profit before finance costs		154.8	84.9	77.9

Financial income	11	7.8	10.9	4.2
Financial expenses	11	(0.6)	(131.6)	(6.2)

Profit / (loss) before tax		162.0	(35.8)	75.9

Income tax benefit / (expense)	12	(51.8)	11.7	(21.0)

Net profit / (loss) after tax		110.2	(24.1)	54.9

Attributable to equity holders of the Company		109.3	(24.1)	54.9
Attributable to minority interests	28	0.9	—

		110.2	(24.1)	54.9

Other comprehensive income
Exchange difference on translation of foreign operations	27	(158.5)	42.6	—
Net change in fair value of cash flow hedges	27	(32.7)	(59.1)	(50.8)
Deferred loss on cash flow hedges	27	76.7	97.8	—
Net change in fair value of available for sale financial assets	27	(2.2)	1.2	—
Income tax on other comprehensive income	12	(30.6)	(4.9)	20.4

Other comprehensive income for the period net of tax		(147.3)	77.6	(30.4)

Total comprehensive income		(37.1)	53.5	24.5

Attributable to equity holders of the Company		(38.0)	53.5	24.5
Attributable to minority interests	28	0.9	—	—

		(37.1)	53.5	24.5

Earnings / (loss) per share	39
- Basic (cents/share)		5.3	(1.4)	4.2
- Diluted (cents/share)		5.3	(1.4)	4.2

(1)	Revised (refer Note 35)
The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at 31 December 2008

	$m
					1 January
				2007(1)	2007(1)
	Note		2008	Revised	Revised
ASSETS
CURRENT ASSETS
Cash and cash equivalents	13		64.7	174.2	47.0
Receivables	15		21.0	14.9	4.6
Inventories	16		140.0	102.8	75.3
Derivative financial instruments	24	(g)	0.4	—	0.3
Other assets			5.1	2.3	5.5

Total current assets			231.2	294.2	132.7

NON-CURRENT ASSETS
Receivables	15		0.4	0.4	0.5
Inventories	16		255.0	169.1	141.7
Derivative financial instruments	24	(g)	0.3	—	2.4
Deferred mining costs	17		259.5	218.3	148.3
Property plant and equipment	18		2,166.2	1,425.0	951.2
Intangible assets	19		417.3	93.5	—
Available-for-sale financial assets	20		2.3	2.5	33.0
Deferred income tax asset	12		31.6	101.3	93.6
Investments in subsidiaries	29		—	—	—

Total non-current assets			3,132.6	2,010.1	1,370.7

Total assets			3,363.8	2,304.3	1,503.4

LIABILITIES
CURRENT LIABILITIES
Accounts payable & accrued liabilities	21		102.1	64.0	46.6
Provisions	22		18.5	13.5	6.4
Borrowings and finance facilities	23		0.3	0.3	62.5
Derivative financial instruments	24	(g)	33.5	—	61.5
Income tax payable			—	—	0.3
Deferred settlement payable	25		10.8	—	—

Total current liabilities			165.2	77.8	177.3

NON-CURRENT LIABILITIES
Provisions	22		36.8	15.2	14.2
Borrowings and finance facilities	23		0.2	0.7	218.6
Derivative financial instruments	24	(g)	18.9	—	274.0
Deferred income tax liability	12		215.2	42.1	—

Total non-current liabilities			271.1	58.0	506.8

Total liabilities			436.3	135.8	684.1

NET ASSETS			2,927.5	2,168.5	819.3

EQUITY
Share capital	26		3,080.0	2,319.7	1,027.1
Reserves	27		(312.6)	(170.0)	(250.7)
Retained earnings	27		128.1	18.8	42.9

Total equity attributable to equity holders of the Company			2,895.5	2,168.5	819.3
Minority interests	28		32.0	—	—

TOTAL EQUITY			2,927.5	2,168.5	819.3

(1)	Revised (refer Note 35)
The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Year ended 31 December 2008

	Attributable to equity holders of the Company
	Issued		Retained		Minority	Total
	Capital	Reserves	Earnings	Total(1)	interest	Equity(1)
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2006	1,027.5	(225.7)	(18.3)	783.5	—	783.5

Correction of prior year error	—	—	6.3	6.3	—	6.3

Revised balance(1)	1,027.5	(225.7)	(12.0)	789.8	—	789.8

Total comprehensive income / (expense) for the period(1)	—	(30.4)	54.9	24.5	—	24.5

Share based payments to employees and other parties	—	5.5	—	5.5	—	5.5

Deferred tax on share based payments to employees	—	(0.1)	—	(0.1)	—	(0.1)

Purchase of treasury shares	(0.4)	—	—	(0.4)	—	(0.4)

Balance at 31 December 2006	1,027.1	(250.7)	42.9	819.3	—	819.3

Balance at 1 January 2007	1,027.1	(250.7)	42.9	819.3	—	819.3

Total comprehensive income / (expense) for the period(1)	—	77.6	(24.1)	53.5	—	53.5
Share based payments to employees	—	2.9	—	2.9	—	2.9
Deferred tax on share based payments to employees	—	0.2	—	0.2	—	0.2
Issue of shares — on acquisition of Ballarat	316.5	—	—	316.5	—	316.5
Issue of shares — rights issue/placement (net of transaction costs)	977.4	—	—	977.4	—	977.4
Purchase of treasury shares	(1.3)	—	—	(1.3)	—	(1.3)

Balance at 31 December 2007	2,319.7	(170.0)	18.8	2,168.5	—	2,168.5

Balance at 1 January 2008	2,319.7	(170.0)	18.8	2,168.5	—	2,168.5

Total comprehensive income / (expense) for the period	—	(147.3)	109.3	(38.0)	0.9	(37.1)
Share based payments to employees	—	4.7	—	4.7	—	4.7
Deferred tax on share based payments to employees	—	0.8	—	0.8	—	0.8

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Year ended 31 December 2008

	Attributable to equity holders of the Company
	Issued		Retained		Minority	Total
	Capital	Reserves	Earnings	Total(1)	interest	Equity(1)
	$m	$m	$m	$m	$m	$m
Minority interest on acquisition of subsidiaries	—	—	—	—	49.1	49.1
Purchase of minority interests	—	4.4	—	4.4	(18.0)	(13.6)
Issue of shares — on acquisition of Equigold NL	756.0	—	—	756.0	—	756.0
Issue of shares — MRL Capital Limited	5.2	(5.2)	—	—	—	—
Purchase of treasury shares	(0.9)	—	—	(0.9)	—	(0.9)

Balance at 31 December 2008	3,080.0	(312.6)	128.1	2,895.5	32.0	2,927.5

(2)	Revised (refer Note 35)
     The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
Year ended 31 December 2008

	$m
	Note	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		747.7	472.4	329.3
Payments arising from suppliers & employees		(539.7)	(365.9)	(268.7)

Cash generated from operations		208.0	106.5	60.6
Purchase of gold to close out hedge book		—	(648.4)	—
Receipts on close out of hedge book		—	279.9	—
Income tax refund received		4.6	—	—
Interest and finance charges paid		(0.2)	(8.0)	(3.3)

Net cash flow from operating activities	14	212.4	(270.0)	57.3

CASH FLOWS FROM INVESTING ACTIVITIES

Interest received		3.5	9.7	1.4
Purchase of property plant and equipment		(277.9)	(206.7)	(170.8)
Interest and financing charges capitalized		(2.9)	—	—
Proceeds on disposal of property, plant & equipment		0.1	—	0.1
Payments for acquisition of minority interests		(2.8)	—	—
Payments for investments		—	(1.2)	(34.0)
Acquisition of subsidiary net of cash acquired	30	9.1	19.6	—

Net cash flow from investing activities		(270.9)	(178.6)	(203.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Drawdown of secured debt		—	22.4	65.6
Repayment of secured debt		(0.4)	(88.2)	—
Repayment of gold loan		—	(333.4)	—
Proceeds of equity issue		—	989.0	—
Underwriting expenses		—	(11.6)	—
Advance to subsidiary pre acquisition		(49.7)	—	—
Payment for treasury shares		(0.9)	(1.3)	(0.4)

Net cash flow from financing activities		(51.0)	576.9	65.2

Net increase / (decrease) in cash and cash equivalents		(109.5)	128.3	(80.8)
Cash and cash equivalents at beginning of year		174.2	47.0	127.8
Effects of exchange rate changes to cash held		—	(1.1)	—

Cash and cash equivalents at end of year	13	64.7	174.2	47.0

The above Statements of Cash Flows is to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes the consolidated entity consisting of Lihir Gold Limited and its subsidiaries.
The company’s consolidated 2008 financial statements were originally issued on February 19, 2009. The company estimated that no impairment existed with respect to its Ballarat assets at this issuance date taking into account the guidance provided in IAS 10 ‘Subsequent events’: Refer to Note 41 - Subsequent events, for impairment related to Ballarat assets.
All amounts are US dollars unless stated otherwise.
(i) Basis of preparation
These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (IASB). IFRS has been adopted by the ASB as the applicable financial reporting framework.
The preparation of financial statements in accordance with IFRSs requires a use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 2.
These financial statements have been prepared on an historical cost basis except for the following:
1.	derivative financial instruments are measured at fair value

2.	financial instruments at fair value through profit and loss are measured at fair value

3.	available for sale financial assets are measured at fair value.
The methods used to measure fair value are discussed further in accounting policy Note (xviii) and (xix).
(ii) Consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Lihir Gold Limited (“Company” or “LGL”) as at balance date and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the “Consolidated Entity”.
Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights.
Subsidiaries are consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company [refer to Note (xxxiii)].
Intercompany transactions, balances and unrealized gains and losses on transactions between Consolidated Entity companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Consolidated Entity.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Minority interests in the results and equity of an entity that is controlled by the Consolidated Entity are shown separately in the Consolidated Statements of Comprehensive Income and Consolidated Statements of Financial Position.
Investments in subsidiaries are accounted for at the lower of cost or recoverable amount in the separate financial statements of the Company.
(iii) Joint ventures
The Consolidated Entity’s interest in an unincorporated joint venture is brought to account by including in the respective classifications, the share of individual assets employed, and liabilities and expenses incurred.
(iv) Exploration and evaluation expenditure
The Consolidated Entity expenses all exploration and evaluation expenditure within an area of interest until the Directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the directors consider the extent of exploration, the proximity to existing mine or development properties as well as the degree of confidence in the mineral resource.
Exploration and evaluation assets acquired in a business combination are initially recognized at fair value as intangible assets. Subsequently the assets are stated at cost less impairment provision. No amortisation is charged during the exploration and evaluation phase. Amortisation is charged upon commencement of commercial production. Acquired exploration and evaluation assets are tested for impairment annually until commercially viable mineral resources are established. Upon establishment of commercially viable mineral resources, exploration and evaluation assets are tested for impairment when there is an indicator of impairment.
(v) Development properties
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
(vi) Mine properties
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
The cost of each asset is depreciated or amortized over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit.
Depreciation and amortisation of costs is provided for using the unit-of-production method. The unit-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
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
(vii) Deferred mining costs
In conducting mining operations it is necessary to remove overburden and other waste materials to access the orebody of open pit mines. The costs of removing waste materials are referred to as “stripping costs”.
During the initial development of a mine, stripping costs are capitalized as development costs. Capitalization of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalized development costs begins. Depreciation is calculated on a unit-of-production basis over the life of the mine. The development stage is also referred to as preproduction.
Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to cost of sales in the Statements of Comprehensive Income on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of deferred waste plus waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined.
As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalized and deferred for recognition in cost of sales in the Statements of Comprehensive Income during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalized stripping costs is charged to cost of sales in the Statements of Comprehensive Income.
In this way, stripping costs expensed in cost of sales in the Statements of Comprehensive Income should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively.
Capitalized production stripping costs are classified as “Deferred Mining Costs”. Capitalized development stripping costs would be reflected in “Deferred Expenditure” within “Property, Plant and Equipment”.
(viii) Capitalisation of interest and financing costs
Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalization of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalized. These costs are amortized on the same basis as the qualifying asset.
To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.
(ix) Property, plant and equipment
Cost and valuation

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Property, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are expensed as incurred. Major improvements and replacements that extend the useful life of an asset are capitalized. The Consolidated Entity applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Consolidated Entity asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals).
Depreciation and amortisation
The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the asset’s future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 — 20 years, depending on the nature of the asset. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.
Approximately 90% of all fixed assets of the Consolidated Entity are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant or inferred resources if proved and probable ore reserves cannot be calculated. Assets which have an estimated useful life that is shorter than the total production period for the mining operation are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Consolidated Entity’s mining fleet, equipment and other similar assets. Certain assets, such as the Consolidated Entity’s processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

	Approximate	Approximate
	percentage	percentage
	depreciated as	depreciated as
Fixed asset classification	unit-of-use	straight-line	Depreciation rate
Deferred expenditure	100%	—	Based on applicable reserves
Land & buildings	100%	—	Based on applicable reserves
Plant & equipment	85%	15%	2 – 20 years
Total average	90%	10%	—
Leased assets are depreciated over the shorter of the lease term or the useful lives unless it is reasonably certain that the Consolidated Entity will obtain ownership by the end of the lease term. The classification land and buildings does not include land as a depreciable asset. Land is not depreciated.
Mining tenements acquired are carried at the net fair value at date of acquisition less amortisation and impairment losses. Mining tenements are amortized over the life of the mine for which the tenement relates using a unit of production method and reflecting the pattern of economic benefit to the entity.
Other assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 — 20 years depending on the nature of the asset. The lives of major assets are reviewed annually.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to accounting policy Note (xii)].
Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.
(x) Intangible assets
Licences and exploration rights
Licences and exploration rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of licences and exploration rights over their estimated lives. The useful lives of licences and exploration rights are dependent on renewal conditions and other specific terms and conditions of the licence/right.
Mining information
Mining information acquired is carried at the fair value at date of acquisition less amortisation and impairment losses. Mining information is amortized over the life of the mine for which the information relates using a unit of production method and reflecting the pattern of economic benefit to the entity.
Land owner share grants
Share based payments made to landowners for which the Consolidated Entity receives a future economic benefit are recognized as an intangible asset and amortized over the life of the mine or the particular economic benefit to which the payment relates, reflecting the pattern of economic benefit to the entity.
Goodwill
Goodwill arises on the acquisition of subsidiaries.
Goodwill represents the excess of cost of the acquisition over the Consolidated Entity’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree.
Goodwill is measured at cost less accumulated impairment losses. The Consolidated Entity tests goodwill for impairment annually.
(xi) Inventories
Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realizable value. Net realizable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.
Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.
Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the Statements of Financial Position date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost or net realisable value.
Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.
During the exploration and development phase, where the cost of extracting the ore exceeds the likely recoverable amount, work in progress inventory is written down to net realisable value.
(xii) Impairment of assets
Property, plant and equipment and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognized in other expenses in the Statements of Comprehensive Income whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that are expected to exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).
Available for sale financial assets are tested for impairment when the investments’ fair value is below cost and the decline in fair value is significant or prolonged.
The Consolidated Entity tests goodwill for impairment annually.
(xiii) Restoration, rehabilitation and environmental expenditure
A provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account. The provision is raised when the asset is installed and the ground/environment is disturbed at the production location.
The amount of any provision recognized is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax risk free nominal discount rate. Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.
When the liability is initially recorded a corresponding asset, which represents future economic benefit arises and is capitalized into the cost of the related asset.
(xiv) Leases
Lihir Gold Limited as Lessee
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Finance leases are capitalized, recording an asset equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, including any guaranteed residual values. The corresponding liability, net of finance charges, is included in other short-term and long-term payables in the Statements of Financial Position. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Consolidated Entity’s general policy on borrowing costs. Assets acquired under finance leases are amortized over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Lease payments for operating leases (net of any incentives received from the lessor), are charged to cost of sales in the Statements of Comprehensive Income on a straight-line basis.
Penalties paid for early settlement of leases are expensed.
(xv) Receivables
Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganization, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the estimated recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in cost of sales in the Statements of Comprehensive Income within general and administrative costs. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in cost of sales in the Statements of Comprehensive Income.
(xvi) Payables
Payables include liabilities and accrued expenses owing by the Consolidated Entity which are unpaid as at the balance date. The amounts are initially recorded at the fair value of the consideration to be paid in the future for goods and services received and then subsequently at amortized cost. The amounts are unsecured.
(xvii) Borrowings
Borrowings are recognized initially at the fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost.
Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the Statements of Financial Position date.
(xviii) Other non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.
Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.
Held to maturity investments
If the Consolidated Entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses.
Available-for-sale financial assets
The Consolidated Entity’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses [see Note (xii)], and foreign exchange gains and losses on available-for-sale monetary items, are recognized directly in equity. When an investment is de-recognized, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realize, the investment within 12 months of the Statements of Financial Position date.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Consolidated Entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Consolidated Entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in financial income or financial expenses in the Statements of Comprehensive Income. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the Statements of Financial Position date. The Consolidated Entity does not have any financial assets at fair value through profit or loss.
Other
Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Statements of Financial Position date. These are classified as non-current assets. Loans and receivables are classified as “receivables” in the Statements of Financial Position.
(xix) Derivative financial instruments and hedging activities
The Consolidated Entity uses a range of derivative financial instruments to hedge the risk of exposure arising from its operational and investment activities.
Derivatives are initially recognized at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Consolidated Entity designates certain derivatives as either:
(1)	hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge);

(2)	hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or

(3)	hedges of a net investment in a foreign operation (net investment hedge).
The Consolidated Entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements of the hedging reserve in shareholder’s equity are shown in the Statements of Changes in Equity. The fair value of hedging derivatives is classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting, are classified as a current asset or liability.
The Consolidated Entity does not currently have any fair value hedges.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Cash flow hedges
The Consolidated Entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. The Consolidated Entity may also use derivative financial instruments to hedge some of its exposure to foreign currency fluctuations for expected capital expenditure. The majority of the Consolidated Entity’s production and capital expenditure commitments are un-hedged.
Derivative financial instruments are initially recognized in the Statements of Financial Position at fair value and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Consolidated Entity designates the contract as a hedge against specific future production for commodity hedges or planned capital expenditure for foreign currency hedges. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged.
Derivatives that are designated against future production or future capital purchases qualify as cash flow hedges and are deemed highly effective. Changes in the fair value of these derivatives are recognized in equity. Amounts deferred in equity are transferred to the Statements of Comprehensive Income and classified as hedging gains or losses in the same periods during which the hedged gold sales affect the Statements of Comprehensive Income for commodity hedges or transferred to the Statements of Financial Position in the same period in which the capital item is purchased for capital purchase hedges.
Forward Sales are transactions against which the Consolidated Entity will be obliged to physically deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue. Sold Call Options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Consolidated Entity to deliver gold into the contract at the contracted strike price.
Bought Put Options are transactions that will occur at the discretion of the Consolidated Entity. Should the spot price exceed the strike price of the option on the date on which the option expires, the Consolidated Entity will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.
Gold Lease Rate Swaps against hedges entitle the Consolidated Entity to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted production is ultimately recognized in the hedging gains or losses in the Statements of Comprehensive Income or the forecast capital expenditure is incurred. If the committed or forecast production or capital equipment purchase is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to hedging gains or losses in the Statements of Comprehensive Income.
In assessing the fair value of non-traded derivatives and other financial instruments, the Consolidated Entity obtains a valuation from an independent external party.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in hedging gains or losses in the Statements of Comprehensive Income within “Net change in fair value of financial instruments”.
Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in hedging gains or losses in the Statements of Comprehensive Income. Gains and losses accumulated in equity are included in the Statements of Comprehensive Income when the foreign operation is disposed.

-F- 14

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in hedging gains or losses in the Statements of Comprehensive Income within “Net change in fair value of financial instruments”.
Hedge book re-structure
Amounts are accumulated in equity for previously designated hedges which were discontinued at the time of the hedge book re-structure. These hedges had been effective up to the date of the re-structure and the accumulated losses which had been deferred in equity will remain there until the designated underlying forecast sale occurs. At the date of the underlying forecast sale the gain or loss relating to the effective portion is recognized in hedging gains or losses in the Statements of Comprehensive Income as a non-cash hedging loss. Further information regarding the hedge book re-structure is contained in Note 24.
(xx) Share capital
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
(xxi) Share-based payments
The Consolidated Entity makes equity-settled share-based payments only. There are two types of share-based payments provided by the Consolidated Entity:
1.	The Lihir Executive Share Plan (the “LESP”), which provides benefits to the executives of the Company; and

2.	Share issues made to local Lihirian landowners through MRL Capital Limited (“MRL”).
Executive share plan
The Company provides benefits to employees of the Consolidated Entity in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions).
The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted.
The fair value of share rights granted under the LESP is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Share-based payments to local Lihirian landowners
The Company also had an obligation to issue shares under the 2003 Heads of Agreement (“Agreement”) between the Company and MRL (representing the equity held for landowners). These shares were issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mine’s activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognizes the continued cooperative relationship between the Company and local landowners and the change in circumstances on the island over time insofar as they affect the parties, including, for example, changes in the level of activity since the commencement of mining.
The share based payment was measured by reference to the fair value of the shares issued to MRL under the Agreement at the grant date, being the date a shared understanding of the terms and conditions existed. No vesting conditions are attached to the grant of shares. The share based payment transaction qualifies for capitalization as an intangible asset and the expense is amortized over the finite life of the asset using a unit-of-production method. The amortisation expense is included in operating costs.
(xxii) Revenue recognition
Sales are recognized as revenue only when there has been a passing of title and risk to the customer, and:
1.	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Consolidated Entity;

2.	the quantity and quality (grade) of the product can be determined with reasonable accuracy;

3.	the product has been dispatched to the customer and is no longer under the physical control of the Consolidated Entity (or property in the product has earlier passed to the customer);

4.	the selling price can be measured reliably;

5.	it is probable that the economic benefits associated with the transaction will flow to the Consolidated Entity; and

6.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Sales revenue represents the gross proceeds receivable from the customer.
The Consolidated Entity has a number of counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Consolidated Entity no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Consolidated Entity’s sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.
The Consolidated Entity does not use any estimates nor apply any assumptions in recognizing revenue, nor does the Consolidated Entity’s sales arrangements contain any provisional pricing.
(xxiii) Hedging income / expense
In the case of the Consolidated Entity’s sales of gold bullion using forward contracts, the Consolidated Entity accounts for these as cash flow hedges. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer.
The net gain or loss resulting from the use of hedging instruments is recognized separately from revenue in hedging gains or losses in the Statements of Comprehensive Income.
(xxiv) Interest income
Interest income is recognized using the effective interest rate method.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(xxv) Carbon credits
Carbon emission reduction certificates produced are recognized if it is probable that expected future economic benefits will flow to the Consolidated Entity, and the rights can be measured reliably. Carbon emission reduction certificates are measured at fair value by reference to an active market. Carbon emission rights are recorded as other revenue.
(xxvi) Cash and cash equivalents
For the purpose of the Statements of Cash Flows and Statements of Financial Position, cash includes:
1.	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

2.	investments in money market instruments with less than 90 days to maturity from the date of acquisition.
(xxvii) Employee benefits
Wages, Salaries, Salary at Risk, Annual Leave and Sick Leave
Liabilities arising in respect of wages and salaries, salary at risk, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liabilities are settled. These amounts are recognized in “Provisions” (for annual leave and salary at risk) and “Accounts payable and accrued liabilities” (for all other liabilities).
Long Service Leave
The liabilities for long service leave and retention initiative payments are measured at the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees’ services provided up to the reporting date.
Liabilities for long service leave benefits and retention initiative payments not expected to be settled within twelve months are discounted using the rates attaching to the national government securities at balance date, which most closely match the terms of maturity of the related liabilities. In determining the liability for these long-term employee benefits, consideration has been given to expected future increases in wage and salary rates, experience with staff departures and periods of service and statutory obligations. Related oncosts have also been included in the liability.
Defined Contribution Superannuation Plan
A defined contribution plan is a superannuation plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods.
The contributions made to superannuation funds by the Consolidated Entity are expensed as incurred.
(xxviii) Provisions
Provisions are recognized when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
Further information regarding the Consolidated Entity’s rehabilitation and other provisions can be found in Note 22.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(xxix) Dividends
Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s Directors.
(xxx) Income tax
Income tax expense represents the sum of the current tax charges and deferred tax movements less any movements taken directly to equity.
The current tax expense for the year is the tax payable on the current year’s taxable income. Taxable profit differs from profit as reported in the consolidated Statements of Comprehensive Income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Consolidated Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Statements of Financial Position date.
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.
The carrying amount of deferred tax assets is reviewed at each Statements of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities and current tax assets and liabilities are offset when there is a legally enforceable right to set off and when they relate to income taxes levied by the same taxation authority and the Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.
Tax consolidation legislation
The wholly-owned Australian controlled entities of the Company have implemented the Australian tax consolidation legislation. The head entity, Lihir Services Australia Pty Ltd and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, the head entity also recognizes the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the Australian tax consolidated group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognized as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(xxxi) Goods and service tax (GST)
Revenues, expenses and assets of operations are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of the acquisition of the asset or part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxing authority is included with receivables or payables on the Statements of Financial Position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority are presented as operating cash flow.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(xxxii) Foreign currency translation
Functional and presentation currency
Items included in the financial statements of the Consolidated Entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as a foreign exchange gain or loss in costs of sales in the Statements of Comprehensive Income, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.
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
Consolidated Entity companies
The results and financial position of all the Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
1.	Assets and liabilities for each Statements of Financial Position presented are translated at the closing rate at the date of that Statements of Financial Position

2.	Income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

3.	All resulting exchange differences are recognised in the foreign currency translation reserve.
On consolidation, exchange differences arising from the translation of any balances between entities within the Consolidated Entity, which are in substance a net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognized in the Statements of Comprehensive Income as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(xxxiii) Business combinations
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
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill [refer to Note 1(x)].

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(xxxiv) Segment reporting
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
(xxxv) Comparative figures
Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.
(xxxvi) Rounding of amounts
The Financial Statements have been rounded to the nearest $100,000 unless otherwise indicated.
NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
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
The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the long-term price of gold, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.
Key estimates and assumptions made in the preparation of these financial statements are described below:
Recoverability of long-lived assets
Certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of recoverable gold ounces. In addition, cash flows are projected over the life of mine, which is based on estimates of recoverable gold ounces. Estimates of recoverable gold ounces in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on recoverable gold ounces, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Determination of ore reserves and mineral resources and remaining mine life
The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves and resources, if applicable, determined in this way are taken into account in the calculation of depreciation, amortisation, impairment, deferred mining costs, rehabilitation and environmental expenditure.
The Ballarat operation has mineral resources.  The estimate of mineral resources is based primarily on i) geological understanding ii) geological continuity and iii) drill hole density.  Continuity along strike is generally untested in the northern area of the mine and the resource shapes either extended 50m past drill hole intersections or extended to bounding crosscourses.  Dip length and thickness estimates are governed by the associated fault intersections.
A range of grade estimates have been generated to accommodate for the presence of coarse gold. The initial grade estimate excludes the coarse gold component, and represents an estimate of the fine grained gold distribution only.  Grade estimates incorporating coarse gold have been included at 25% and 50%.
In concluding that future economic benefits are probable, the Company has relied on the following factors in determining technical feasibility and commercial viability:
•	a resource and resource potential review conducted by independent experts appropriately qualified to opine on the existing exploration and drilling data and take into account other factors in forming their opinions;

•	announcements regarding the asset have been sufficiently scrutinised by a JORC recognised Competent Person with sufficient experience relevant to the style of mineralisation and the type of deposit under consideration;

•	clear delineation from drilling of multiple repeats of mineralised faults and structures that hosted ore bodies in the upper levels of the mine that were historically extracted. The drilling intersections are of sufficient tenor to provide confidence of continuity of mineralisation and/or repetition along strike and down dip;

•	historical records of mining at the Ballarat field revealed production in excess of 11 million ounces of gold. Of this, 1.7 million ounces were produced from geological structures similar to those identified in recent drilling below the old workings;

•	a well documented history of previous production and work on stope modelling had given a good indication of the grade and size of individual ore lenses. This information had been used to model the shape of likely ore lenses intersected by drilling;

•	drilling undertaken by Ballarat Goldfields NL prior to the Company’s acquisition had successfully intersected multiple repeats of mineralised faults and structures that hosted ore zones in the upper levels of the mine; ore from these upper level zones had been successfully extracted in the past. The drilling intersections were of sufficient spacing and frequency to provide some confidence about continuity of mineralisation below the historically mined ore zones;

•	independent technical evaluation of the mineral assets of Ballarat Goldfields prepared by Grant Samuel & Associates in November 2006;

•	the successful conversion of inferred resource into higher resource categories as drilling density increases from resource definition drilling to stope delineation drilling;

•	positive results from trial mining and pilot processing plant which during 2008 yielded 10,366oz of gold;

•	at the time of acquisition, Ballarat was deemed to be in the development phase, with underground decline development and trial mining of the first stopes being undertaken, along with trial processing of small parcels of ore. A significant effort had been expended over several years to develop a model which accurately predicts the resource boundaries and the mineable ore. Drilling results were supportive of the veracity of the model, and preliminarly trial mining had indicated mineralization was present in the structures expected.
Further, in assessing probability the Company adopts a risk-weighted approach to take account of the level of geological knowledge, recent drilling data, specific structures at Ballarat and features of Ballarat gold

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
mineralisation, and which is based inter alia on an assessment of stratigraphy, structures and historical records. Historical production and ore type had been estimated or determined for each area of the field and has been extrapolated for similar ore types and structures in the estimation of resource potential.
There will always be a certain level of uncertainty in grade distributions at Ballarat as a result of the presence of coarse gold.  The implications of this uncertainty are that Ore Reserves as defined by the JORC committee have not and may never be achieved at Ballarat.
In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.
Where a change in estimated recoverable gold ounces is made, depreciation and amortisation is accounted for prospectively.
The determination of ore reserves, mineral resources and remaining mine life affects the carrying value of a number of the Consolidated Entity’s assets and liabilities including deferred mining costs and the provision for rehabilitation.
Provision for restoration and rehabilitation obligations
Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $0.3 million increase in the liability and in the carrying value of the asset. An increase in the discount rate from 10.5% to 11.5% will result in a decrease in the liability and carrying value of the assets of $2.2 million.
Recoverability of deferred tax assets
See Note 1(xxx) and Note 12.
Unit-of-production method of depreciation
The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions.
Deferred mining costs
The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1(vii). Changes in an individual mine’s pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively.
As noted above, judgements are made in designing and applying the Company’s accounting policies. Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgement that warrant separate disclosure.
Estimated impairment of goodwill
The Consolidated Entity tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 1(x) and 1(xii). The recoverable amount of the Ballarat mine cash generating unit has been determined based on a fair value less costs to sell calculation. This calculation required the use of

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
a number of assumptions and critical estimates. Refer to Note 19 for details of these assumptions and the potential impact of changes to the assumptions.
NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS
The accounting policies and methods of computation are the same as those in the prior annual financial report.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.
Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2008 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

				Preliminary assessment on the	Application date for
			Application date	impact of the Consolidated	the Consolidated
Reference	Title	Summary	of standard	Entity’s financial report	Entity
IFRS 2	Share-based Payment	Amendment relating to vesting conditions and cancellations	Annual period beginning on or after 1 January 2009	The Consolidated Entity has share-based payment transactions that may be affected by these amendments. The Consolidated Entity has yet to determine the extent of the impact, if any.	Annual period beginning on or after 1 January 2009

IFRS 3	Business Combinations	Comprehensive revision on applying the acquisition method	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

IFRS 7	Financial Instruments: Disclosures.	Amendments for disclosure of eligible hedged items.	Annual periods beginning on or after 1 July 2009.	IFRS 7 is a disclosure standard so will have no direct impact on the amounts disclosed in the Consolidated Entity’s financial statements.	Annual periods beginning on or after 1 July 2009.

IAS 1	Presentation of Financial Statements	Amendments relating to disclosure of puttable instruments and obligations arising on liquidation	Annual periods beginning on or after 1 January 2009	At present the Consolidated Entity has no puttable financial instruments as defined under IAS 32 therefore the amendment would have no impact for the Consolidated Entity as at 31 December 2008.	Annual periods beginning on or after 1 January 2009

IAS 27	Consolidated and Separate Financial Statements	Consequential amendments arising from amendments to IFRS 3	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

IAS 28	Investments in Associates	Consequential amendments arising from amendments to IFRS 3	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

				Preliminary assessment on the	Application date for
			Application date	impact of the Consolidated	the Consolidated
Reference	Title	Summary	of standard	Entity’s financial report	Entity
IAS 31	Interest in Joint Ventures	Consequential amendments arising from amendments to IFRS 3	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009

IAS 32	Financial Instruments: Presentation	Amendments relating to puttable instruments and obligations arising from liquidation	Annual periods beginning on or after 1 January 2009	At present the Consolidated Entity has no puttable financial instruments as defined under IAS 32 therefore the amendment would have no impact for the Consolidated Entity as at 31 December 2008.	Annual periods beginning on or after 1 January 2009

IAS 39	Financial Instruments: Recognition and Measurement.	Amendments for eligible hedged items.	Annual periods beginning on or after 1 July 2009.	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 July 2009.

IFRIC 15	Agreements for the construction of real estate.	This interpretation provides clarification of the accounting for agreements for the construction of real estate.	Annual periods beginning on or after 1 January 2009.	Not applicable	Annual periods beginning on or after 1 January 2009.

IFRIC 16	Hedges of a net investment in a foreign operation.	This interpretation provides clarification for the accounting for hedges of a net investment in a foreign operation.	Annual periods beginning on or after 1 October 2009.	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 October 2009.

IFRIC 17	Guidance on distributions of non-cash items to owners	This interpretation provides clarification for the accounting for distributions of non cash items to owners	Annual periods beginning on or after 1 July 2009.	Not applicable	Annual periods beginning on or after 1 July 2009.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

				Preliminary assessment on the	Application date for
			Application date	impact of the Consolidated	the Consolidated
Reference	Title	Summary	of standard	Entity’s financial report	Entity
Amendments to IFRS	Various	Improvements to International Financial Reporting Standards	Annual periods beginning on or after 1 January 2009	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 January 2009
NOTE 4: INTEREST IN UN-INCORPORATED JOINT VENTURE ASSETS
The Consolidated Entity has interests in two un-incorporated joint ventures. A 50.1% interest in the Dalgaranga Gold Mines joint venture, which is no longer operating and a 95% interest in the TD Continental exploration joint venture. The Consolidated Entity’s share of assets in both of these joint ventures is immaterial.
NOTE 5: SEGMENT REPORTING
Identification of reportable segments
The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the Managing Director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the Statements of Comprehensive Income includes mine operating earnings as a measure of this operational performance.
The reportable operating segments are based on geographical locations as this is the source of the Consolidated Entity’s major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the Managing Director and his management team on at least a monthly basis.
During the current reporting period all the assets of Equigold NL were acquired by the Consolidated Entity so a third reportable geographic segment of Africa is reported this year for the first time.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Reporting by geographical segments

		Australia
	Papua	(Mount				Total
	New	Rawdon/	Australia			Consolidated
Profit and loss	Guinea	Kirkalocka)	(Ballarat)	Africa	Unallocated	Entity
Year ended 31 December 2008	US$m	US$m	US$m	US$m	US$m	US$m
Revenue from external customers	667.1	60.0	7.0	21.5	—	755.6
Cost of sales (excluding depreciation and amortisation)	(322.3)	(33.2)	(7.0)	(5.0)	1.0	(366.5)

Mine EBITDA	344.8	26.8	—	16.5	1.0	389.1

Non-cash cost of sales
Depreciation and amortisation of mineral reserves	—	(14.2)	—	(12.0)	—	(26.2)
Other depreciation and amortisation	(66.0)	(1.9)	—	(7.7)	(0.9)	(76.5)

	(66.0)	(16.1)	—	(19.7)	(0.9)	(102.7)

Change in inventories and deferred waste	15.2	—	—	2.8	—	18.0

Gross profit from mining activities	294.0	10.7	—	(0.5)	0.1	304.3

Corporate expense	—	—	—	(0.9)	(31.0)	(31.9)
Project studies	(2.6)	—	—	—	—	(2.6)
Exploration expense	(5.8)	—	(0.4)	(2.3)	—	(8.5)

Operating profit / (loss) before other income / (expense)	285.6	10.7	(0.4)	(3.7)	(30.9)	261.3

Hedging profit / (loss)	—	—	—	—	(75.5)	(75.5)
Other income and (expenses)	(28.0)	—	—	—	(3.0)	(31.0)
Net finance costs	—	—	—	—	7.2	7.2

Profit / (loss) before income tax	257.6	10.7	(0.4)	(3.7)	(102.2)	162.0

Income tax expense						(51.8)

Net profit / (loss) after tax						110.2

Ounces produced (Kozs)	772	63	10	37
Total cash costs per ounce	406	407	—	307
Capital expenditure	141	1	108	27	1

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

		Australia
	Papua	(Mount				Total(1)
	New	Rawdon/	Australia			Consolidated
Profit and loss	Guinea	Kirkalocka)	(Ballarat)	Africa	Unallocated	Entity
Year ended 31 December 2007	US$m	US$m	US$m	US$m	US$m	US$m
Revenue from external customers	497.6	—	0.8	—	—	498.4
Cost of sales (excluding depreciation and amortisation)	(224.5)	—	(0.8)	—	—	(225.3)

Mine EBITDA	273.1	—	—	—	—	273.1

Non-cash cost of sales
Depreciation and amortisation of mineral reserves	—	—	—	—	—	—
Other depreciation and amortisation	(50.3)	—	—	—	(0.1)	(50.4)

Change in inventories and deferred waste	14.4	—	—	—	—	14.4

Gross profit from mining activities	237.2	—	—	—	(0.1)	237.1

Corporate expense	—	—	—	—	(25.3)	(25.3)
Project studies	(7.5)	—	—	—	—	(7.5)
Exploration expense	(8.2)	—	(0.2)	—	—	(8.4)

Operating profit / (loss) before other income / (expense)	221.5	—	(0.2)	—	(25.4)	195.9

Hedging profit / (loss)	—	—	—	—	(97.2)	(97.2)
Other income and (expenses)	(13.0)	—	—	—	0.1	(12.9)
Net finance costs	—	—	—	—	(121.6)	(121.6)

Profit / (loss) before income tax	208.5	—	(0.2)	—	(244.1)	(35.8)

Income tax expense(1)						11.7

Net profit / (loss) after tax						(24.1)

Ounces produced (Kozs)	700		1.1
Total cash costs per ounce	305		—
Capital expenditure	149		58

		Australia
	Papua	(Mount				Total(1)
	New	Rawdon/	Australia			Consolidated
Profit and loss	Guinea	Kirkalocka)	(Ballarat)	Africa	Unallocated	Entity
Year ended 31 December 2006	US$m	US$m	US$m	US$m	US$m	US$m
Revenue from external customers	386.0	—	—	—	—	386.0
Cost of sales (excluding depreciation and amortisation)	(181.7)	—	—	—	—	(181.7)

Mine EBITDA	204.3	—	—	—	—	204.3

Non-cash cost of sales
Depreciation and amortisation of mineral reserves	—	—	—	—	—	—
Other depreciation and amortisation	(37.3)	—	—	—		(37.3)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

		Australia
	Papua	(Mount				Total(1)
	New	Rawdon/	Australia			Consolidated
Profit and loss	Guinea	Kirkalocka)	(Ballarat)	Africa	Unallocated	Entity
Year ended 31 December 2006	US$m	US$m	US$m	US$m	US$m	US$m
Change in inventories and deferred waste	8.0	—	—	—	—	8.0

Gross profit from mining activities	175.0	—	—	—	—	175.0
Corporate expense	—	—	—	—	(12.1)	(12.1)
Project studies	(0.8)	—	—	—	—	(0.8)
Exploration expense	(5.9)	—		—	—	(5.9)

Operating profit / (loss) before other income / (expense)	168.3	—	—	—	(12.1)	156.2
Hedging profit / (loss)	—	—	—	—	(78.3)	(78.3)
Other income and (expenses)	—	—	—	—	—	—
Net finance costs	—	—	—	—	(2.0)	(2.0)

Profit / (loss) before income tax	168.3	—	—	—	(92.4)	75.9

Income tax expense(1)						(21.0)

Net profit / (loss) after tax						54.9

Ounces produced (Kozs)	651	—	—	—	—
Total cash costs per ounce	297	—	—	—	—
Capital expenditure	171	—	—	—	—

		Australia
	Papua	(Mount				Total
	New	Rawdon/	Australia			Consolidated
	Guinea	Kirkalocka)	(Ballarat)	Africa	Unallocated	Entity
Balance Sheet	US$m	US$m	US$m	US$m	US$m	US$m
As at 31 December 2008
Assets and liabilities
Segment assets	1,745.1	203.1	476.6	667.2	271.8	3,363.8
Segment liabilities	(85.0)	(24.6)	(19.2)	(13.2)	(294.3)	(436.3)

As at 31 December 2007(1)
Assets and liabilities
Segment assets	1,578.6	—	481.9	—	243.8	2,304.3
Segment liabilities	(79.2)	—	(11.6)	—	(45.0)	(135.8)

As at 31 December 2006(1)
Assets and liabilities
Segment assets	1,300.0	—	33.0	—	170.3	1,503.4
Segment liabilities	(348.6)	—	—	—	(335.5)	(684.1)

(1)	Revised (refer Note 35)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
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

	2008
Customer	$m	Segment reporting revenue
1	89.1	Papua New Guinea / Africa
2	82.7	Papua New Guinea
3	79.2	Papua New Guinea
4	77.5	Papua New Guinea

	2007
Customer	$m	Segment reporting revenue
1	86.6	Papua New Guinea
2	55.1	Papua New Guinea
3	52.3	Papua New Guinea

	2006
Customer	$m	Segment reporting revenue
1	54.1	Papua New Guinea
2	50.7	Papua New Guinea
3	43.5	Papua New Guinea
4	42.2	Papua New Guinea
5	42.2	Papua New Guinea
6	38.5	Papua New Guinea
NOTE 6: REVENUE

	$m
	2008	2007	2006
Gold sales	749.7	493.0	384.4
Silver sales	1.4	0.1	1.6
Other revenue(1)	4.5	5.3	—

	755.6	498.4	386.0

(1)	Other revenue includes certified emission reduction certificate credits

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 7: EMPLOYEE EXPENSES

	$m
	2008	2007	2006
Equity settled share-based payment compensation	4.7	2.9	0.5
Other personnel expenses	88.1	66.0	41.2

	92.8	68.9	41.7

NOTE 8: COST OF SALES

	$m
	2008	2007	2006
Operating costs	(459.5)	(304.6)	(237.5)
Royalties, levies & production taxes	(17.8)	(13.2)	(9.4)
Refining costs	(3.6)	(0.5)	(0.3)
Depreciation & amortisation	(102.7)	(50.4)	(37.3)
Deferred mining costs	40.0	70.0	56.3
Changes in inventories	94.2	41.2	19.4
Stores inventories obsolescence	(0.1)	(0.8)	(1.0)
Foreign exchange loss	(1.8)	(3.0)	(1.2)

	(451.3)	(261.3)	(211.0)

NOTE 9: HEDGING LOSS

	$m
	2008	2007	2006
Cash hedging loss	(9.9)	(21.4)	(61.2)
Non-cash hedging loss(1)	(65.6)	(75.8)	(17.1)

	(75.5)	(97.2)	(78.3)

(1)	2008 amount of $75.5 million reflecting $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivering into the acquired Equigold hedge book.
NOTE 10: OTHER INCOME AND EXPENSES

	$m
	2008	2007	2006
Other income
Other income	0.3	—	—

	0.3	—	—

Other expenses
Impairment of listed equity securities(1)	(3.2)	—	—
Property, plant and equipment disposal loss	(28.1)	(13.8)	—

	(31.3)	(13.8)	-

(1)	Listed share investments with a significant or prolonged decline in fair value below cost have been impaired. The impairment loss is equivalent to the difference in the listed market valuation at 31 December 2008 and the cost of the respective securities.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 11: FINANCIAL INCOME AND EXPENSES

	$m
	2008	2007		2006
Financial income
Interest income	3.5	9.7		1.4
Foreign exchange gain	4.2	—		—
Gold lease rate fees	—	0.3		2.8
Other income	0.1	0.9		—

	7.8	10.9		4.2

Financial expenses
Loss on repayment of gold loan	—	(117.9)		—
Foreign exchange loss	—	(5.8	) (1)	—
Interest expense on debt facilities	—	(4.8)		(1.5)
Other interest & financing	(0.6)	(3.1)		(4.7)

	(0.6)	(131.6)		(6.2)

(1)	Represents realised foreign exchange in relation to un-favourable movements arising from receiving funds from the capital raising in A$ transaction and locking in the purchase cost of gold for the close out of the hedge book as well as settling other foreign denominated application of funds, including the repayment of debt facilities and investment in subsidiary.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 12: INCOME TAX
Income tax expense for the year has been calculated as follows:

		$m
	2008	2007(1)	2006
Income Tax Expense
Current tax	—	—	0.3

	—	—	0.3

Deferred tax	52.3	(10.1)	22.5
Under / (over) provided in prior years	(0.5)	(1.6)	(1.5)

	51.8	(11.7)	21.0

Total income tax expense / (benefit)	51.8	(11.7)	21.0

Numerical reconciliation of income tax expense to prima facie tax payable Profit / (loss) before tax	162.0	(35.8)	75.9

Deduct Côte d’Ivoire profit not taxable under tax holiday	(4.4)	—	—

	157.6	(35.8)	75.9

Prima facie income tax expense on before tax profit at 30%	47.3	(10.7)	22.8

Tax effect of amounts which are not deductible (taxable) in calculating taxable income
- Expenses not deductible / (Income not taxable) for tax purposes	5.1	1.0	(0.2)
- Recognition of tax losses not previously recognized	—	(0.2)	—
- Section 72A double deductions	(0.1)	(0.2)	(0.1)

	52.3	(10.1)	22.5

Adjustment for current tax of prior periods
Over provided in prior years	(0.5)	(1.6)	(1.5)

Tax expense / (benefit)	51.8	(11.7)	21.0

Deferred Income Tax
Deferred tax assets:	230.8	244.4

	230.8	244.4

Deferred tax liabilities:	(414.4)	(185.3)

	(414.4)	(185.3)

Balance at beginning of year	59.2	93.5
Credited / (charged) to profit and loss	(51.9)	11.7
Acquired on business combination	(188.0)	(37.5)
Translation adjustments	27.7	(3.8)
Tax charged to equity	(30.6)	(4.7)

Balance at end of year	(183.6)	59.2

Deferred tax asset — PNG	31.6	101.3

Deferred tax — CDI	—	—
Deferred tax liability — Australia	(215.2)	(42.1)

(1)	Revised (refer Note 35)

F-33

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The Consolidated Entity has a legally enforceable right to offset current tax assets and liabilities where levied by the same taxation authority. Deferred tax assets and liabilities are offset by the Consolidated Entity to the extent that they relate to the same taxable entity and are levied by the same taxation authority.
Movements in deferred tax assets and deferred tax liabilities
Consolidated Entity

	Accelerated
	tax	Provisions of			Mining
Deferred tax assets:	depreciation	assets	Derivatives	Tax losses	tenements	Other(1)	Total(2)
At 1 January 2007	—	8.9	99.8	72.9	—	0.4	182.0
Credited / (charged) to profit and loss	—	3.1	(0.3)	30.5	—	1.8	35.1
Acquired on business combination	—	—	—	29.3	—	2.9	32.2
Credited / (charged) to equity	—	—	(99.5)	95.0	—	(0.4)	(4.9)

At 1 January 2008	—	12.0	—	227.7	—	4.7	244.4
Credited / (charged) to profit and loss	—	(1.2)	0.1	(20.6)	—	(4.5)	(26.2)
Translation Adjustment	—	2.3	3.9	—	—	1.0	7.2
Acquired on business combination	—	4.0	15.8	—	—	4.0	23.8
Charged to equity	—	—	(4.1)	(15.7)	—	1.4	(18.4)

At 31 December 2008	—	17.1	15.7	191.4	—	6.6	230.8

	Accelerated
	tax	Consuma	Deferred	Prepaid	Mining
Deferred tax liabilities:	depreciation	ble stores	mining	insurance	tenements	Derivatives	Other(1)	Total(2)
At 1 January 2007	(40.6)	(4.2)	(44.5)	(0.2)	—	—	1.0	(88.5)
Charged/(credited) to profit and loss	2.5	(2.2)	(21.5)	(0.6)	—	—	(1.5)	(23.3)
Acquired on business combination	—	—	—	—	(66.8)	—	(6.9)	(73.7)
(Credited)/charged to equity	—	—	—	—	—	—	0.2	0.2

At 1 January 2008	(38.1)	(6.4)	(66.0)	(0.8)	(66.8)	—	(7.2)	(185.3)

Charged/(credited) to profit and loss	(20.3)	(8.3)	(10.0)	—	(0.4)	(0.4)	13.7	(25.6)
Translation Adjustment	—	—	(0.2)	—	20.4	—	0.3	20.5
Acquired on business combination	—	—	(0.9)	—	(209.5)	—	(1.4)	(211.8)
Charged to equity	—	—	—	—	—	—	(12.2)	(12.2)

At 31 December 2008	(58.4)	(14.7)	(77.1)	(0.8)	(256.3)	(0.4)	(6.8)	(414.4)

(1)	Other includes share-based payments

(2)	Revised (refer Note 35)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Deferred income tax assets are recognized for tax losses carried forward and other temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely. The Consolidated Entity is entitled to a tax holiday in Côte d’Ivoire in respect of taxable profits generated through mining operations in that jurisdiction. Any tax losses generated in Côte d’Ivoire may be carried forward for a period not exceeding 5 years from the end of the year in which the losses are incurred. Tax losses generated through depreciation may be carried forward indefinitely.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Income tax on other comprehensive income

		$m
	Before	Tax
2008	tax	effect	Net of tax
Exchange difference on translation of foreign operations	(158.5)	(11.5)	(170.0)
Deferred loss on cash flow hedges	44.0	(19.6)	24.4
Net change in fair value of available for sale financial assets	(2.2)	0.5	(1.7)

Other comprehensive income	(116.7)	(30.6)	(147.3)

		$m
	Before	Tax
2007	tax	effect	Net of tax
Exchange difference on translation of foreign operations	42.6	—	42.6
Deferred loss on cash flow hedges	38.7	(4.5)	34.2
Net change in fair value of available for sale financial assets	1.2	(0.4)	0.8

Other comprehensive income	82.5	(4.9)	77.6

		$m
	Before	Tax
2006	tax	effect	Net of tax
Deferred loss on cash flow hedges	(50.8)	20.4	(30.4)

Other comprehensive income	(50.8)	20.4	(30.4)

NOTE 13: CASH AND CASH EQUIVALENTS

	$m
	2008	2007	2006
Cash at bank and on hand	64.7	44.7	21.4
Short-term deposits with financial institutions	—	129.5	25.6

	64.7	174.2	47.0

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Under the Bank of PNG “Summary Foreign Exchange Guidelines”, the Company’s exports and export related receipts can be undertaken without exchange control authority, so long as the transactions occur through a foreign currency account that has been previously approved by the Bank of PNG and the monthly reporting requirements are completed.
For exchange authority to be given for a foreign currency account, the Company must have a regular and significant foreign currency income from export of physical goods and significant contractual obligations which exist to overseas residents. The Company must report on a monthly basis via Balance of Payment Forms (BOP Forms).
Under the exchange controls in Côte d’Ivoire there are certain restrictions on the transfer of funds out of country to the Company or any of its subsidiaries located outside of Côte d’Ivoire. At 31 December 2008 total cash held in Côte d’Ivoire was $12.6 million (2007: nil).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 14: NOTE TO STATEMENTS OF CASH FLOWS

	$m
	2008	2007	2006
Reconciliation of cash flow from operating activities to operating profit after tax

Net profit / (loss) after tax	110.2	(24.1)	54.9
Add back non-cash items:
Depreciation and amortisation	102.7	50.4	37.3
Fair value losses	—	0.4	1.7
Amortisation of deferred hedging costs (net)	—	—	17.1
Provision for doubtful debts	0.7	1.3	0.4
Non-cash hedging loss	65.6	75.4	—
Impairment losses	3.2	—	—
Other non-cash items	(0.8)	(0.7)	—
Share based payment expenses	4.7	2.9	0.6
Hedge book restructure payments and receipts
Purchase of gold to close out hedge book	—	(648.4)	—
Receipts on close out of hedge book	—	279.9	—
Add back items presented in investing or financing (Profit) / loss on disposal of assets	27.9	13.8	—
Interest income	(3.5)	(9.7)	(1.4)
Interest and financing costs	0.2	117.9	—
Change in operating assets and liabilities net of purchase of subsidiary and translation differences
(Increase) / decrease in debtors and prepayments	(8.0)	(6.0)	0.1
(Increase) / decrease in inventories	(107.4)	(54.3)	(19.8)
(Increase) / decrease in deferred mining costs	(36.4)	(70.0)	(56.3)
Increase / (decrease) in operating payables	(1.8)	12.7	(0.7)
Increase / (decrease) in operating provisions	(1.3)	7.1	2.9
Increase / (decrease) in provision for income taxes payable	4.6	(0.3)	0.3
Increase / (decrease) in provision for deferred income tax	51.8	(18.3)	20.2

Net cash flow from operating activities	212.4	(270.0)	57.3

NOTE 15: RECEIVABLES

	$m
	2008	2007
CURRENT
Other amounts receivable from third parties	25.9	19.1
Less: Provision for impairment	(4.9)	(4.2)
Other debtors — related parties and controlled entities	—	—

	21.0	14.9

NON-CURRENT
Other debtors — related parties and controlled entities	—	—
Other amounts receivable from third parties	0.4	0.4

	0.4	0.4

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 16: INVENTORIES

	$m
	2008	2007
CURRENT
Stores at net realisable value	74.2	55.8

Ore stockpiles	47.7	39.9
Gold in circuit	7.9	3.9
Finished goods	10.2	3.2

	140.0	102.8

NON-CURRENT
Ore stockpiles	255.0	169.1

	255.0	169.1

NOTE 17: DEFERRED MINING COSTS

	$m
	2008	2007

NON-CURRENT
Deferred mining costs	259.5	218.3

	259.5	218.3

Movements:

	$m
	2008	2007
Carrying amount at start of year	218.3	148.3
- Acquired on business combination	2.9	—
- Cash overburden costs attributable to current year mining activity	(7.7)	(49.7)
- Non-cash overburden costs attributable to current year mining activity(1)	(1.0)	(10.5)
- Total cash costs of material mined during the period (cash)	41.7	110.8
- Total non-cash costs of material mined during the period	6.2	19.4
- Translation adjustments	(0.9)	—

Carrying amount at end of year	259.5	218.3

(1)	Non-cash costs comprise depreciation and amortisation on operating property, plant and equipment.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 18: PROPERTY, PLANT AND EQUIPMENT

		$m
	Note	2008	2007(1)
LAND AND BUILDINGS
Cost brought forward		125.7	118.8
Transfers from capital works in progress		9.5	5.8
Assets acquired through business combination	30	1.5	1.0
Translation adjustments		(0.9)	0.1
Disposals		(1.9)	—
Cost carried forward		133.9	125.7

Depreciation brought forward		(31.6)	(28.3)
Disposals		0.2	—
Charge for the year		(4.2)	(3.3)

Depreciation carried forward		(35.6)	(31.6)

Net book value		98.3	94.1

PLANT AND EQUIPMENT
Cost brought forward		965.9	701.2
Additions		15.8	6.2
Transfers from capital works in progress		217.4	278.9
Assets acquired through business combination	30	27.2	2.6
Translation adjustments		(7.9)	0.3
Reclassification		—	(5.2)
Disposals / transfers		(42.1)	(18.1)

Cost carried forward		1,176.3	965.9

Depreciation brought forward		(283.0)	(247.5)
Charge for the year		(64.9)	(38.3)
Reclassification		—	0.2
Disposals		17.7	2.6

Depreciation carried forward		(330.2)	(283.0)

Net book value		846.1	682.9

DEFERRED DEVELOPMENT (2)
Cost brought forward		639.1	290.9
Additions		105.1	41.6
Transfers from capital works in progress		42.0	10.3
Assets acquired through business combination	30	6.3	267.5
Translation adjustments		(86.8)	28.8
Disposals / transfers		(2.1)	—

Cost carried forward		703.6	639.1

Depreciation brought forward		(101.3)	(93.2)
Charge for the year		(12.9)	(8.1)
Disposals		0.4	—

Depreciation carried forward		(113.8)	(101.3)

Net book value		589.8	537.8

(1)	Revised (refer Note 35)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

		$m
	Note	2008	2007(1)
MINE PROPERTIES
Cost brought forward		—	—
Assets acquired through business combination	30	624.1	—
Translation adjustments		(67.7)	—

Cost carried forward		556.4	—

Depreciation brought forward		—	—
Charge for the year		(26.2)	—
Disposals		—	—

Depreciation carried forward		(26.2)	—

Net book value		530.2	—

CAPITAL WORKS IN PROGRESS
Cost brought forward		107.7	205.0
Additions		183.2	171.5
Transfers		(268.9)	(295.0)
Assets acquired through business combination	30	83.8	23.6
Translation adjustments		(15.2)	2.6

Costs carried forward		90.6	107.7

REHABILITATION
Cost brought forward		5.2	6.8
Assets acquired through business combination	30	2.2	—
Additions / (deductions)		6.7	(1.6)

Cost carried forward		14.1	5.2

Amortisation brought forward		(2.7)	(2.5)
Charge for the year		(0.2)	(0.2)

Amortisation carried forward		(2.9)	(2.7)

Net book value		11.2	2.5

Total property, plant & equipment		2,166.2	1,425.0

Included in property, plant and equipment is capitalized interest and financing costs of $2.9 million (2007: $1.1 million). During the period the Company utilized credit facilities to borrow funds specifically for the purpose of purchasing capital items for the expansion project. 100% of the interest cost on the funds borrowed for this purpose has been capitalized.

(1)	Revised (refer Note 35)

(2)	Development properties classification, totalling $302.0 million in 2007 financial statements reclassified as deferred development.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 19: INTANGIBLE ASSETS

		$m
	Note	2008	2007(1)
MINING INFORMATION
Cost brought forward		49.2	—
Acquired through business combination	30	—	44.5
Translation adjustments		(10.4)	4.7

Cost carried forward		38.8	49.2

Closing net book value		38.8	49.2

EXPLORATION RIGHTS
Cost brought forward		1.9	—
Acquired through business combination	30	162.3	1.7
Translation adjustments		(0.2)	0.2

Cost carried forward		164.0	1.9

Closing net book value		164.0	1.9

LICENSES
Cost brought forward		0.1	—
Acquired through business combination	30	—	0.1
Translation adjustments		(0.1)	—

Cost carried forward		—	0.1

Closing net book value		—	0.1

GOODWILL
Cost brought forward		35.3	—
Acquired through business combination	30	165.2	31.7
Translation adjustments		(7.2)	3.6

Cost carried forward		193.3	35.3

Closing net book value		193.3	35.3

OTHER INTANGIBLE ASSETS
Cost brought forward		7.7	5.2
Acquired through business combination	30	16.2	—
Disposals		(0.2)	—
Additions		—	2.5

Cost carried forward		23.7	7.7

Amortisation brought forward		(0.7)	(0.2)
Charge for the year (2)		(1.8)	(0.5)

Amortisation carried forward		(2.5)	(0.7)

Closing net book value		21.2	7.0

Total intangible assets		417.3	93.5

(1)	Revised (refer Note 35)

(2)	Amortisation of $1.8 million is included in depreciation and amortisation expense in the Statements of Comprehensive Income

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Impairment test for goodwill
To test for impairment, the Consolidated Entity has applied the fair value less cost to sell methodology to determine the recoverable amount of a cash generating unit (CGU). Recoverable amount has been assessed using discounted cash flow analysis. Often the fair value of gold assets incorporates a gold premium. However, for the purpose of the recoverable amount assessments applied in these financial statements no gold premium has been included.
In applying the fair value less costs to sell methodology the Consolidated Entity has included the future conversion of resources into production and the associated capital and development expenditure into the discounted cash flows.
As part of the Consolidated Entity’s annual planning process, each CGU produces a number of strategic business plan (SBP) cases incorporating different risk parameters such as production levels and ultimate mine life. These cases incorporate cash flow projections based on financial and operating budgets approved by management. The methodology for determining the present value of future cash flows is to weight the likelihood of each case on the basis of the underlying confidence levels assessed by management. Whilst this is a matter of judgement it enables the recoverable amount to be assessed based on risk adjusted cash flows and provides management’s best estimate of future cash flows.
The carrying amount of goodwill as at 31 December 2008 is:

$m
Ballarat CGU	28.1
Equigold	165.2

193.3

As the Equigold acquisition accounting is provisional, the Consolidated Entity has not finalized the allocation of goodwill to CGU’s [refer to Note 30(a)].
Key assumptions used for fair value less costs to sell of Ballarat CGU
The Ballarat CGU has been tested for impairment using a fair value less costs to sell methodology excluding any gold premium. Given the functional currency of Ballarat is Australian dollars (A$) the impairment test is undertaken in A$.
Key assumptions used in this calculation were as follows:

(1)	Gold price per ounce used for long-term forecast sale cash flows was A$1,363 for 2009, A$1,285 for 2010 and A$1,143 for 2011 and beyond.

(2)	Production schedule assuming a progressive ramp up during the four years from 2009 to 2012.

(3)	Total production over the life of the mine of more than 4 million ounces. The critical judgements in assessing the ultimate total mined resource of Ballarat are set out in Note 2.
Management determined gold prices based on the most recent market commodity price forecasts from a number of recognized financial institutions. Management determined its planned production profile and total life of mine production based on its development activity to date and its current mine and processing plans.
The discounted cash flow analysis was based on:

(1)	The real cash flows for each SBP case with varying lives ranging from 19 years to 23 years;

(2)	A real post-tax discount rate of 6.8%.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Impact of possible changes in key assumptions
The amount by which the Ballarat CGU’s recoverable amount exceeds its carrying amount is A$127 million. The movement in the key assumptions necessary to reduce the CGU to its carrying value would be a:
•	Reduction in the gold price used from 2011 and beyond of A$82 per ounce

•	Delay in the mine production ramp up schedule of more than 12 months

•	Reduction in the projected total life of mine gold production of 20%.
NOTE 20: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	$m
	2008	2007
At beginning of year	2.5	33.0
Additions (1)	0.2	1.3
Acquired through business combination (2)	6.8	—
De-classification on business combination (3)	—	(33.0)
Translation	(1.8)	—
Impairment	(3.2)	—
Revaluation surplus / (deficit) transfer to Equity	(2.2)	1.2

At end of year	2.3	2.5

	$m
	2008	2007
Listed securities:
Equity securities	2.3	2.5

	2.3	2.5

(1)	During the year, the Consolidated Entity acquired 1 million shares of Rex Minerals Limited as consideration for the North Creswick exploration licence.

(2)	During the year, the Consolidated Entity acquired 12 million shares of Mount Magnet South NL and 10.4 million shares of Adamus Resources Limited on acquisition of Equigold Pty Limited (formerly Equigold NL).

(3)	At 31 December 2006, after entering into a merger proposal between the Company and Ballarat, Lihir Australian Holdings Pty Ltd held an 11% interest in Ballarat. These equity securities were carried at fair value. Upon completion of the merger, the remaining shares were acquired and the wholly owned Ballarat was consolidated into the Consolidated Entity’s accounts.
NOTE 21: ACCOUNTS PAYABLE & ACCRUED LIABILITIES

	$m
	2008	2007
CURRENT
Trade creditors and accruals	102.1	64.0
Amounts payable to related parties and controlled entities	—	—

	102.1	64.0

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 22: PROVISIONS

	$m
	2008	2007
CURRENT
Employee provisions	18.5	13.5

	18.5	13.5

NON CURRENT
Employee provisions	4.4	3.1
Other provisions	8.8	1.4
Rehabilitation provision	23.6	10.7

	36.8	15.2

(a) Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	$m
	2008	2007
Employee provisions current
Annual leave	8.1	5.4
Sick leave	1.4	1.0
Service bonus	3.1	3.7
Short-term incentives	3.3	2.1
Long service leave current	1.3	1.3
Other employee provisions	1.3	—

	18.5	13.5

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company where they remain employed for at least two years from the date of contribution.
The short-term incentive is an employee performance reward scheme to reward performance during the year. An estimate of payments is provided for during the year. The employee performance is measured and appropriate payments made in the first quarter of the following year.
(b) Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long-term employee benefits.

	$m
	2008	2007
Employee provisions non-current
Long service leave	2.7	3.1
Service bonus	1.7	—

	4.4	3.1

Movements in each class of provision during the financial year, are set out below:

	$m
	2008	2007
Rehabilitation provision
Carrying amount at start of year	10.7	11.1
- additional / (reduction in) provision for changes in estimated cash outflows	2.8	(1.7)
- additional provision due to ground disturbance	1.8	0.1
- change in discount and inflation rate	1.9	—
- acquisition of subsidiaries	7.4	0.5
- interest charge	0.5	0.7
- translation adjustment	(1.5)	—

Carrying amount at end of year	23.6	10.7

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 23: BORROWINGS AND LEASING AGREEMENTS
Lihir Gold Limited as lessee

	$m
	2008	2007
CURRENT
Finance leases (Note 37)	0.3	0.3

	0.3	0.3

NON CURRENT
Finance leases (Note 37)	0.2	0.7

	0.2	0.7

The Consolidated Entity’s Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 – 2 years.
NOTE 24: FINANCIAL INSTRUMENTS AND RISK
a) Financial risk management overview
The Consolidated Entity’s activities expose it to a variety of financial risks. The Consolidated Entity has exposure to the following risks from its use of financial instruments:
1.	Credit risk

2.	Liquidity risk

3.	Market risk, consisting of:
•	Foreign exchange risk

•	Interest rate risk

•	Commodity price risk
The Consolidated Entity’s overall risk management program seeks to minimize the potential adverse effects arising from financial risks on the Consolidated Entity’s financial performance. The Consolidated Entity may use a range of derivative financial instruments to manage risk exposures.
Risk management is centrally managed by Group Treasury which operates under a policy framework that involves overview by senior management and the Board of Directors. Group Treasury identify, quantify, evaluate and, where considered prudent, manage financial risks in accordance with established written policies covering specific areas, such as credit risk, foreign exchange risk, interest rate risk, commodity price risk and liquidity risk.
The fair values of financial assets and liabilities, together with carrying amounts shown in the Statements of Financial Position are as follows:

	2008
	$m
	Carrying
	amount	Fair value
Financial assets
Available for sale financial assets(1)	2.3	2.3

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	2008
	$m
	Carrying
	amount	Fair value
Receivables(2)	21.4	21.2
Cash and cash equivalents	64.7	64.7
Derivative financial instruments(3) (4)	0.7	0.7

Financial liabilities
Derivative financial instruments(3) (4)	52.4	52.4
Finance lease liabilities	0.5	0.5
Accounts payable(2)	54.6	54.6
Deferred settlement payable	10.8	10.8

(1)	The fair value of available for sale financial assets is calculated based upon the market price of the security as at balance date.

(2)	The carrying value less impairment provision is taken to be the approximate fair value of receivables and accounts payable due to their short-term nature.

(3)	The fair value of commodity contract derivative financial instruments is estimated based upon quotes from the market makers of each specific instrument and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date.

(4)	The fair value of forward exchange contract derivative financial instruments is estimated based upon the listed market price and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date.

	2007
	$m
	Carrying
	amount	Fair value
Financial assets
Available for sale financial assets(1)	2.5	2.5
Receivables(2)	15.3	15.3
Cash and cash equivalents	174.2	174.2

Financial liabilities
Finance lease liabilities	1.0	1.0
Accounts payable(2)	24.9	24.9

(1)	The fair value of available for sale financial assets is calculated based upon the market price of the security as at balance date.

(2)	The carrying value less impairment provision is taken to be the approximate fair value of receivables and accounts payable due to their short-term nature.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
b) Credit risk
The Consolidated Entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial strength of the counterparty. Publicly available credit information from recognized providers is utilized for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivative instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organizations in the relevant industry. The Consolidated Entity has approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The Consolidated Entity utilizes International Swaps and Derivatives Association agreements with all derivative counterparties in order to manage exposure to credit risk. At balance date, there were no concentrations of credit risk with any counterparties.
The carrying amounts of financial assets (excluding available-for-sale financial assets) recognized in the Statements of Financial Position, and disclosed in more detail in the notes to the financial statements, best represent the Consolidated Entity’s maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the Consolidated Entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired.
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
Trade and other receivables consist of a number of customers, predominantly in respect of the Consolidated Entity’s PNG operation as at 31 December 2008. The Consolidated Entity does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of customers and, where appropriate, an allowance for doubtful debtors is raised.
The following table shows the Consolidated Entity’s trade and other receivables that are exposed to credit risk at balance date:

			Neither	Past due but not impaired
		Past due	past due	Less	Between	Greater
	Carrying	and	nor	than 30	30 and 90	than 90
	amount	impaired	impaired	days	days	days
	$m	$m	$m	$m	$m	$m
2008
Other amounts receivable from third parties (current)	21.0	5.0	4.7	0.6	1.0	14.7
Other amounts receivable from third parties (non-current)	0.4	—	—	—	—	0.4

2007
Other amounts receivable from third parties (current)	14.9	4.2	4.8	1.6	2.7	5.8
Other amounts receivable from third parties (non-current)	0.4	—	—	—	—	0.4

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganization, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired.
There were no changes in the approach to managing credit risk during the year.
c) Liquidity risk
The Consolidated Entity engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents to meet obligations as they fall due. Group Treasury centrally manages the cash position for the Consolidated Entity on a daily basis, taking account of revenue from commodity sales and required expenditure commitments in various currencies. Surplus funds are invested prudently to maximize interest earnings for periods that take into account expected future commitments.
Group Treasury maintains a rolling cash flow forecast to plan the cash funding requirements for the Consolidated Entity. The forecast is based on the annual budget and updated in line with quarterly forecast for the Consolidated Entity. The cash flow forecast is used to determine the timing and amount of any future external funding needs for the Consolidated Entity.
The Consolidated Entity maintains relationships with a number of financial institutions to ensure that any future funding needs can be readily arranged.
The table below analyses the Consolidated Entity’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.
CONSOLIDATED ENTITY

					Total	Total
	Less than	Between 1	Between 2	Over 5	contractual	carrying
	1 year	& 2 years	& 5 years	years	cash flows	amount
2008
Trade and other payables	54.6	—	—	—	54.6	54.6
Finance lease liabilities	0.3	0.2	—	—	0.5	0.5
Derivative financial instruments	33.5	18.9	—	—	52.4	52.4
Deferred settlement payable	10.8	—	—	—	10.8	10.8

2007
Trade and other payables	24.9	—	—	—	24.9	24.9
Finance lease liabilities	0.3	0.4	0.3	—	1.0	1.0

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
There were no changes in the approach to managing liquidity risk during the year.
d) Foreign exchange risk
The Consolidated Entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Papua New Guinea kina, the Australian dollar and the Central African CFA. All foreign exchange risk is centrally managed through Group Treasury in accordance with the approved policy framework. Revenue and a large proportion of expenditure are denominated in US dollars and the Company is able to net some foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken. The remainder of known foreign exchange exposures may be managed through the use of derivatives in accordance with the approved policy.
The Consolidated Entity is exposed to foreign exchange risk on expenses primarily with respect to the Papua New Guinea kina, the Australian dollar and the Central African CFA. All foreign exchange risk is centrally managed through Group Treasury. Where possible, Group Treasury will net foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken.
For most operations within the Consolidated Entity, the functional currency is either the Australian dollar or the US dollar. Foreign exchange exposures may arise from transactions or balances held in currencies other than the functional currency of the operation or entity within the Consolidated Entity. The Consolidated Entity’s potential currency exposures through profit and loss may arise from:

(1)	translational exposure in respect of non-functional currency monetary items

(2)	transactional exposure in respect of non-functional currency expenditure and revenues.
Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation or entity within the Consolidated Entity are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the income statement.
The Consolidated Entity may use derivative financial instruments to hedge exposure to foreign exchange risk arising from the purchase of capital items. Further details regarding these financial instruments can be found in Note 24(g).
The following table shows the US dollar equivalent sensitivity of financial assets and liabilities denominated in foreign currencies to a 10% movement in the underlying currency, with all other variables held constant.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Foreign exchange risk
		-10%		+10%
	Carrying		Profit
	amount	Equity	before tax	Equity	Profit
2008	$m	$m	$m	$m	$m
Australian dollar denominated balances

Cash and cash equivalents	4.3	—	(0.4)	—	0.4
Receivables	0.1	—	—	—	—
Derivative financial instruments	(51.7)	5.2	—	(5.2)	—
Finance lease liabilities	(0.5)	—	(0.1)	—	0.1
Accounts payable	(5.4)	—	0.5	—	(0.5)

PNG kina denominated balances

Cash and cash equivalents	1.9	—	(0.2)	—	0.2
Receivables	8.9	—	(0.9)	—	0.9
Accounts payable	(6.1)	—	0.6	—	(0.6)

CFA franc denominated balances

Cash and cash equivalents	0.6	—	(0.1)	—	0.1
Accounts payable	(2.1)	—	0.2	—	(0.2)

Total increase / (decrease)		5.2	(0.4)	(5.2)	0.4

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Foreign exchange risk
		-10%		+10%
	Carrying		Profit
	amount	Equity	before tax	Equity	Profit
2007	$m	$m	$m	$m	$m
Australian dollar denominated balances

Cash and cash equivalents	59.3	—	(5.9)	—	5.9
Receivables	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—
Finance lease liabilities	—	—	—	—	—
Accounts payable	(2.6)	—	0.3	—	(0.3)

PNG kina denominated balances

Cash and cash equivalents	7.5	—	(0.7)	—	0.7
Receivables	6.7	—	(0.7)	—	0.7
Accounts payable	(1.1)	—	0.1	—	(0.1)

CFA franc denominated balances

Cash and cash equivalents	—	—	—	—	—
Accounts payable	—	—	—	—	—

Total increase / (decrease)			(6.9)		6.9

There were no changes in the approach to managing foreign exchange risk during the year.
e) Interest rate risk
The Consolidated Entity’s income and operating cash flows may be exposed to changes in market interest rates. The Consolidated Entity’s interest rate risk may arise from borrowings or investments. Borrowings and investments issued at variable or short-term rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk. Investments are normally managed on a short-term basis to align with future funding requirements for the Consolidated Entity.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The Consolidated Entity’s borrowings and investments may be exposed to changes in market interest rates. Borrowings and investments issued at variable or short-term rates expose the Consolidated Entity to interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk.
The following table summarizes the sensitivity of the Consolidated Entity’s financial assets and financial liabilities to a 50 basis point increase or decrease in interest rates.

	Interest rate risk
		-50bps		+50bps
	Carrying		Profit
	amount	Equity	before tax	Equity	Profit
2008	$m	$m	$m	$m	$m
Cash and cash equivalents	64.7	(0.3)	(0.3)	0.3	0.3

Total increase / (decrease)		(0.3)	(0.3)	0.3	0.3

	Interest rate risk
		-50bps		+50bps
	Carrying		Profit
	amount	Equity	before tax	Equity	Profit
2007	$m	$m	$m	$m	$m
Cash and cash equivalents	174.2	(0.6)	(0.6)	0.6	0.6

Total increase / (decrease)		(0.6)	(0.6)	0.6	0.6

There were no changes in the approach to managing interest rate risk during the year.
f) Price Risk
The Consolidated Entity is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and to a lesser extent from the generation of carbon emission reductions. Other commodity exposures are monitored and where considered prudent may be managed in accordance with the approved policy framework.
The Consolidated Entity is also exposed to equity securities price risk because of investments held by the Consolidated Entity and classified on the consolidated Statements of Financial Position as available-for-sale. The Consolidated Entity’s equity investments subject to price risk are in publicly traded companies.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
The following table summarizes the sensitivity of the Consolidated Entity’s financial assets and liabilities to a 10% increase or decrease in the gold price.

			Gold price risk
		+10%		-10%
			Profit
	Carrying amount	Equity	before tax	Equity	Profit
2008	$m	$m	$m	$m	$m
Derivative financial instruments liability	52.4	(9.9)	(9.9)	9.9	9.9

Total increase / (decrease)		(9.9)	(9.9)	9.9	9.9

There were no changes in the approach to managing price risk during the year.
g) Derivative financial instruments

	$m
Derivative financial instruments	2008	2007
Current assets - Forward currency contracts	0.4	—

	0.4	—

Non-current assets - Forward currency contracts	0.3	—

	0.3	—

Current liabilities - Forward commodity contracts	33.5	—

	33.5	—

Non-current liabilities - Forward commodity contracts	18.9	—

	18.9	—

Forward commodity contracts have been designated as hedging instruments to hedge the risk of changes in the gold price. Forward currency contracts have been designated as hedging instruments to hedge the risk of changes in the $AUD — $USD foreign exchange rate for specified capital purchases.
The table below analyses the Consolidated Entity’s derivative financial instruments as at 31 December 2008 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant. The Consolidated Entity did not hold any derivative financial instruments at 31 December 2007.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

		Contract
		price					Total
		per	Less than 1	Between 1 &	Between 2 &		carrying
2008	Ounces	ounce	year	2 years	5 years	Over 5 years	value
Assets

- Forward currency contracts			0.4	0.3	—	—	0.7

Liabilities

- Forward commodity contracts	115,797	A$600	33.5	18.9	—	—	52.4
h) Gold hedge book close out
During the year ended 31 December 2007, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the Company’s gold hedging positions.
Losses of $368.5 million crystallized upon settlement of the contracts. These losses represent differences between the spot price at which the delivered gold was purchased, and the respective contract values upon settlement. These losses were recorded within the hedging reserve in equity.
Together with pre-existing net deferred hedging losses, these losses will be released from the hedging reserve to the Statements of Comprehensive Income at the designation dates specified by their original contracts which were aligned to the Company’s gold production and sales schedule and which remain in existence and unchanged by the hedge book closure.
As at 31 December 2008, the hedging reserve balance includes the after-tax effect of $168.2 million in losses yet to be released to the Statements of Comprehensive Income.
The following table sets out the timing for the release of these non-cash hedging losses to the Statements of Comprehensive Income in future periods:

	Total gross pre-tax		Total net post-tax hedge
	hedge loss	Total tax effect	loss
Designation Year	$m	$m	$m
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2

	240.2	(72.0)	168.2

i) Gold hedge book acquisition
The Consolidated Entity acquired the Equigold NL hedge book at a spot price of A$939/oz at the merger completion date of 17 June 2008. In future periods, the impact on accounting profit and loss will be determined by the difference between the spot price at the time of delivery and the A$939/oz price at the merger completion date. The current difference between the outstanding derivative financial instruments acquired from Equigold NL

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
at a spot price of A$939/oz and the current spot price of A$1,246/oz, as well as the expected settlement date are detailed in the table below.

		Contract
		price per	Less than 1	Between 1 &	Between 2 &
2008	Ounces	ounce	year	2 years	5 years	Over 5 years	Total
- Forward commodity contracts	115,797	A$600	A$25.1m	A$14.0m	—	—	A$39.1m
j) Capital management
The Consolidated Entity’s objectives when managing capital are to target an appropriate funding mix that maximizes returns for shareholders while at the same time taking into account any factors that may influence the level of debt and equity in the funding mix. These factors include credit market and equity market conditions, shareholder expectations, timing of planned expenditure and the existing cash flow generating capacity of the Group.
Group Treasury manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated Statements of Financial Position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated Statements of Financial Position, plus net debt.
The target gearing level is reviewed and a recommendation made to the Board on an annual basis. As at 31 December 2008 and 31 December 2007 the Consolidated Entity gearing ratio was 100% equity. The Consolidated Entity did carry debt throughout 2007 consisting of a project finance facility that held security over certain group assets and an interim facility used to fund the merger with Ballarat Goldfields NL. These secured facilities were subsequently repaid with funds raised from the equity placement in 2007 and new unsecured bi-lateral corporate debt facilities have been established with lenders for an amount of US$250 million. These new standby facilities are intended to provide a more flexible long-term source of debt for the Consolidated Entity.
NOTE 25: DEFERRED SETTLEMENT PAYABLE

	$m
	2008	2007
CURRENT
Deferred settlement payable	10.8	—

	10.8	—

During the period the Consolidated Entity acquired shares previously held by minority interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA. The remaining balance payable at 31 December 2008 represents deferred settlement payable on the acquisition of these shares.
NOTE 26: SHARE CAPITAL

	$m
	2008	2007
(a) Issued and paid up capital
Ordinary shares
Opening balance	2,319.7	1,027.1

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	$m
	2008	2007
New issues — MRL Capital Limited	5.2	—
New issues — Equigold acquisition	756.0	—
New issues — Ballarat acquisition	—	316.5
New issues — capital raising	—	989.0
Less: Transaction costs	—	(11.6)
Shares reclassified as treasury shares (1)	(0.9)	(1.3)

Closing balance	3,080.0	2,319.7

	Number of shares ’000
	2008	2007
(b) Issued and paid up capital
Opening balance	1,903,912	1,284,049
New issues — capital raising	—	508,277
New issues — MRL Capital Limited	3,284	—
New issues — Equigold acquisition	280,405	—
New issues — Ballarat acquisition	—	111,996
Shares reclassified as treasury shares(1)	(546)	(410)

Closing balance	2,187,055	1,903,912

(1)	The treasury restricted executive shares are shares purchased for the LESP (see Note 31, Share Based Payments). On consolidation, shares held under the LESP are offset against share capital.
The Company’s securities consist of 2,188,187,031 ordinary shares (including 1,046,662 restricted executive and 161,527,405 class B shares). Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of the Company.
In accordance with the PNG Companies Act 1997, par values are not attributable to shares and there is no authorized capital.
Equigold acquisition
In June 2008 under the scheme of arrangement for the merger with Equigold [see Note 30(a)], the Company issued 280.4 million shares with a value of $756 million to Equigold shareholders. The Equigold shareholders received 33 shares in the Company for every 25 Equigold NL shares held.
Ballarat acquisition
In March 2007 under the scheme of arrangement for the merger with Ballarat [see Note 30(b)], the Company issued 112.0 million shares with a value of $316.5 million to Ballarat shareholders. The Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held.
Capital raising
On 17 April 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors. As a result, 508.3 million new shares were issued, resulting in cash proceeds of $989.0 million. The purpose of the equity raising was to close out the Company’s gold hedge contracts, repay the 480,000 ounce gold loan, repay effectively all of the Company’s other secured debt facilities and provide funding for future developments including capital expenditure to complete the Ballarat East project.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
MRL Capital Limited
In March 2008 pursuant to a non-binding heads of agreement dated 28 March 2003 between the State (PNG), MRL Capital Limited, LGL and other Lihirian entities, 3.2 million new shares were issued to MRL Capital Limited.
NOTE 27: RESERVES

	$m
	2008	2007 Revised
(a) Reserves
Hedging reserve – cash flow hedges	(197.4)	(221.9)
Employee Share based payments reserve	8.8	3.3
Landowner Share based payments reserve	—	5.2
Fair value reserve	(0.8)	0.8
Foreign currency translation reserve	(127.6)	42.6
Other reserves	4.4	—

	(312.6)	(170.0)

Movements:

Hedging reserve – cash flow hedges
Opening balance	(221.9)	(256.1)
Fair value of cash flow hedges	(32.7)	(59.1)
Deferred hedging gains / (losses)	76.7	97.8
Deferred taxation	(19.5)	(4.5)

	(197.4)	(221.9)

Employee share based payments reserve
Opening balance	3.3	0.2
Share rights expensed	4.7	2.9
Deferred taxation	0.8	0.2

	8.8	3.3

Landowners share based payments reserve
Opening balance	5.2	5.2
Shares issued	(5.2)	—

	—	5.2

Fair value reserve
Opening balance	0.8	—
Fair value of available for sale financial assets	(2.0)	1.2
Deferred tax	0.4	(0.4)

	(0.8)	0.8

Foreign currency translation reserve
Opening balance	42.6	—
Currency translation differences arising during the year	(158.5)	42.6
Deferred tax	(11.7)	—
	(127.6)	42.6

Other reserve
Opening balance	—	—
Purchase of minority interests	4.4	—

	4.4	—

(b) Retained Profits(1)
Movements in retained profits / (losses) were as follows:

Opening balance	18.8	42.9
Net profit for the year	109.3	(24.1)

	128.1	18.8

(1)	Revised (refer Note 35)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Nature and purpose of reserves
Hedging reserve — cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognized directly in equity, as described in Note 1(xix). Amounts are recognized in profit and loss when the associated hedged transaction affects profit and loss.
Employee share based payments reserve
The share-based payments reserve is used to recognize:
•	the fair value of options issued to employees but not exercised

•	the fair value of shares issued to employees

•	in the parent entity — the fair value of shares and options issued to employees of subsidiaries.
Landowner share based payments reserve
The landowner share-based payments reserve is used to recognize:
•	the fair value of shares issued to local landowners.
Fair value reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(xviii). Amounts are recognized in profit and loss when the associated assets are sold or impaired.
Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(xxxii). The reserve is recognized in profit and loss when the net investment is disposed of.
Other reserve
Acquired value of previous minority interests.
NOTE 28: MINORITY INTERESTS

	$m
	2008	2007
Minority interest in Equigold Côte d’Ivoire SA and Equigold Mines Côte d’Ivoire SA

Share capital	31.1	—
Retained earnings	0.9	—

	32.0	—

Movements in minority interest in retained earnings:

Balance at the beginning of the year	—	—
Interest in profit / (loss) after tax	0.9	—

	0.9	—

Total minority interests	32.0	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 29: INVESTMENTS IN SUBSIDIARIES

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Ltd	100%	Australia
Lihir Australian Holdings Pty Ltd	100%	Australia
Ballarat Goldfields Pty Ltd	100%	Australia
New Resource Pty Ltd	100%	Australia
Berringa Resources Pty Ltd	100%	Australia
Ballarat West Goldfields Pty Ltd	100%	Australia
Corpique No. 21 Pty Ltd	100%	Australia
Equigold Pty Ltd	100%	Australia
Swindon Holdings Pty Ltd	100%	Australia
Stanmines Pty Ltd	100%	Australia
Kim Resources Pty Ltd	100%	Australia
Equigold Mines CI SA	90%	Côte d’Ivoire
Equigold CI SA	98%	Côte d’Ivoire
Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 38.
In June 2008 the Consolidated Entity acquired 100% of Equigold Pty Ltd (formerly Equigold NL) (“Equigold”). Equigold NL has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Ltd (formerly Stanmines NL) (“Stanmines”) and Kim Resources Pty Ltd (formerly Kim Resources NL) (“Kim Resources”), and two of which are incorporated in Côte d’Ivoire: Equigold Mines Côte d’Ivoire SA (85% interest) and Equigold Côte d’Ivoire SA (95% interest).
In December 2008 the Consolidated Entity acquired an additional 5% interest in Equigold Mines Côte d’Ivoire SA and 3% interest in Equigold Côte d’Ivoire SA from the respective minority interests.
NOTE 30: BUSINESS COMBINATIONS
a) Current year business combinations
Equigold NL
In June 2008 the group acquired 100% of Equigold. Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines, and Kim Resources and two of which are incorporated in Côte d’Ivoire: Equigold Mines Côte d’Ivoire SA (85% interest) and Equigold Côte d’Ivoire SA (95% interest).
Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held.
If the acquisition had occurred on January 1, 2008, consolidated revenue for the year ended 31 December 2008 would have been $819.8 million (compared to $755.6 million).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
It is impractical to disclose the net profit or loss of the acquiree that would have been included in the Consolidated Entity’s profit for the year ended 31 December 2008 due to differences in accounting policies and presentation currency of the acquiree.
The Company has provisionally determined the acquisition accounting with work continuing during the first half of 2009 to finalise the valuation of and accounting for the assets and liabilities.
Details of the provisional fair value of the assets and liabilities acquired are as follows:

			Provisional fair
	Carrying value	Fair value(1)	value
	US$m	adjustments	US$m
Cash and cash equivalents	14.4	—	14.4
Receivables	8.3	—	8.3
Inventories	12.7	5.9	18.6
Other assets	0.3	—	0.3
Deferred mining costs	2.9	—	2.9
Property, plant, equipment and capitalised exploration	159.0	(38.0)	121.0
Mineral reserves and resources	—	624.1	624.1
Exploration potential	—	162.3	162.3
Intangibles assets	—	16.2	16.2
Available for sale financial asset	6.8	—	6.8
Accounts payable & accrued liabilities	(16.8)	—	(16.8)
Contingent liabilities (2)	—	(10.0)	(10.0)
Provisions	(13.1)	—	(13.1)
Derivative financial instruments	(52.8)	—	(52.8)
Deferred income tax assets / (liabilities)	21.5	(209.5)	(188.0)
Borrowings	(49.0)	—	(49.0)

Net assets	94.2	551.0	645.2

Goodwill arising on business combination (1)	—	165.2	165.2
Minority interests	—	(49.1)	(49.1)

Total cost	94.2	667.1	761.3

(1)	The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets.

(2)	In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Côte d’Ivoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as a contingent liability.
The fair values are provisional as the merger was completed with effect from 17 June 2008. Provisional fair values may be used for a period of 12 months from acquisition.
During the 12 month period from acquisition date an independent valuer will continue to assess the final fair value of identifiable net assets and liabilities of Equigold. The independent valuation will determine the final allocation of the excess across property, plant and equipment, intangible assets, deferred tax assets and liabilities and other assets and liabilities and relevant minority interests in these assets and liabilities.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Purchase consideration

US$m
Shares issued (280,405,288 shares at A$2.87 at rate of US$0.9394 per A$1)	756.0
Direct costs relating to the acquisition	5.3

761.3

Reconciliation to cash flow

Year ended
31 December
2008 US$m
Acquisition of subsidiary net of cash acquired:
Cash balances acquired	14.4
Less: direct cash costs of acquisition	(5.3)

Net cash inflow	9.1

b) Prior year business combinations
In February 2007 the group acquired 100% of Ballarat Goldfields Pty Ltd (formerly Ballarat Goldfields NL) (“Ballarat Goldfields”). At 31 December 2007 the fair value of the identifiable assets and liabilities was provisional. In 2008, the acquisition accounting was finalised as follows:

	Provisional fair
	value as
	previously
	reported		Final
	US$m	Adjustments(1)	US$m
Cash and cash equivalents	22.6	—	22.6
Receivables	0.7	—	0.7
Inventory	0.4	—	0.4
Prepayments	0.1	—	0.1
Property, plant and equipment	27.2	—	27.2
Intangibles — exploration rights, mining information and forestry licence	46.3	—	46.3
Development property — mining tenements	225.0	(5.1)	219.9
Development property — development assets	47.6	—	47.6
Deferred tax asset	20.8	8.5	29.3
Accounts payable	(3.9)	—	(3.9)
Borrowings	(1.1)	—	(1.1)
Provisions	(1.0)	—	(1.0)
Deferred tax liability	(68.0)	1.2	(66.8)

Net assets	316.7	4.6	321.3

Goodwill arising on business combination (2)	36.3	(4.6)	31.7

Total cost	353.0	—	353.0

(1)	The main adjustments relate to finalisation of the available tax losses and tax obligations on acquisition and the associated iterative effect on mining tenements, goodwill and deferred tax liabilities. As required under IFRS 3, all adjustments have been presented as if the accounting had been completed on acquisition.

(2)	The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Purchase consideration

US$m
Shares issued	316.5
Cash paid	33.0
Direct costs relating to the acquisition	3.5

353.0

Reconciliation to cash flow

31 December
2007
US$m
Acquisition of subsidiary net of cash acquired:

Cash balances acquired	22.6
Less: direct cash costs of acquisition	(3.0)

Net inflow of cash	19.6

NOTE 31: SHARE BASED PAYMENTS
a) Lihir Executive Share Plan
The Lihir Executive Share Plan (the “LESP”) is an annual incentive plan under which participants are granted a specified number of share rights. The Board has the discretion to invite executives to participate in the LESP. It is the intention of the Board that invitations to participate in the LESP will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and its return to shareholders.
A share right is a right to acquire an ordinary share in the Company for no consideration. Share rights are issued for $NIL consideration. Share rights have no voting rights or right to dividends until vested. The holders of share rights are entitled to participate in bonus share issues. Share rights cannot be transferred and are not quoted on any stock exchange.
For each grant of share rights, the Board will set performance conditions that must be satisfied over a performance period before the share rights will vest. At the end of the performance period, the performance conditions are tested. To the extent that the Board determines the performance conditions have been met, the share rights will vest. Share rights will only be tested against the applicable performance hurdles or conditions once (although the Board reserves to itself the right to retest performance in exceptional circumstances). Where the Board determines that the performance conditions have not been met or only met in part, then all or the balance of share rights subject to that condition shall not vest and will automatically lapse.
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
b) Fair value of share rights granted
Where share rights are subject to performance conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of share rights is subject to performance conditions, in general, the TSR hurdle must be satisfied.
The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.
The model inputs for share rights granted during the year ended 31 December 2008 included:

(1)	Exercise price: $ nil (2007 — $ nil)

(2)	Expected volatility: 46.9% (2007 — 42%)

(3)	Risk-free interest rate: 6.81% (2007 — 6.12%)

(4)	Expected life of right (years): 10 years (2007 — 10 years)

(5)	Weighted average share price at grant date: $2.98 (2007 — $3.08)

(6)	Expected dividend yield: 0% (2007 — 0%)
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
c) Summary of movements and other information
Details of share rights granted under the LESP to 31 December 2008 are:

	Per share
	right
	indicative			Number	Number	Number		Number	Number
Exercise price	value	Performance	Number at	granted during	exercised	forfeited during	Other Changes	outstanding at	exercisable at
US$	US$	conditions	1-Jan-08	period	during period	period	(1)	31-Dec-08	31-Dec-08
—	2.529	1	163,183	—	(114,133)	(46,944)	31,238	33,344	33,344
—	2.602	2	167,192	—	(4,459)	—	(151,182)	11,551	11,551
—	1.928	3	250,763	—	(213,395)	—	24,061	61,429	61,429
—	1.978	4	250,775	—	(213,396)	—	24,052	61,431	61,431
—	—	5	7,603	—	(1,192)	—	—	6,411	6,411
—	1.542	6	1,840,903	2,154,285	—	(48,313)	—	3,946,875	—
—	1.507	7	1,840,928	2,154,307	—	(48,313)	—	3,946,922	—

Total			4,521,347	4,308,592	(546,575)	(143,570)	(71,831)	8,067,963	174,166

(1)	This represents the transfer of some of the share rights from performance condition 2 evenly across performance conditions 1, 3 & 4.
Details of share rights granted under the LESP to 31 December 2007 are:

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	Per share right
	indicative			Number	Number	Number	Number	Number
Exercise price	value	Performance	Number at	granted during	exercised	forfeited during	outstanding at	exercisable at
US$	US$	conditions	1-Jan-07	period	during period	period	31-Dec-07	31-Dec-07
—	2.529	1	120,814	123,870	(48,940)	(32,561)	163,183	39,313
—	2.501	2	165,961	123,876	(122,645)	—	167,192	43,316
—	1.943	3	181,213	185,791	(102,597)	(13,644)	250,763	64,972
—	1.892	4	181,221	185,801	(102,603)	(13,644)	250,775	64,974
—	—	5	—	40,731	(33,128)	—	7,603	7,603
—	1.562	6	—	1,840,903	—	—	1,840,903	—
—	1.506	7	—	1,840,928	—	—	1,840,928	—
Total			649,209	4,341,900	(409,913)	(59,849)	4,521,347	220,178
The following share rights were exercised during the financial year:

Number exercised	Exercise date	Weighted average price at exercise date (1)

546,575	23-29 Sep 2008	A$2.75

(1)	Purchased over a 7 day period due to restrictions on the volume that could be traded on any one day.
Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	$m
	2008	2007
Executive share plan	4.7	2.9

	4.7	2.9

Whilst the equity instruments are issued by the Company, where the employee services are provided to other entities within the Consolidated Entity the expenses are transferred accordingly.
The performance conditions attaching to each tranche of share rights are as follows:
1.	Individuals are set key performance indicators (KPI’s) based around the Company’s performance in line with Board policies to raise the long-term value of the Company. The performance conditions were assessed by the Board.

2.	This performance condition was assessed by the Board against changes in the net present value of the Company. This assessment was to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors. Certain potential sources of change in the Company’s net present value were not included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals’ control and the control of the management team generally.

3.	This performance condition was assessed by the Board by reference to the performance of the:
•	Company’s “total shareholder return” or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price); and

•	Average “total shareholder return” of the Comparator Group using the Comparator Group’s VWAP for the same time periods as applicable above.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations.

4.	This performance condition was assessed to the extent to which the Company’s TSR increased over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date VWAP.

5.	This grant was made to existing participants who held share rights at the time of the 3 for 1 Entitlement offer and were unable to participate in the offer due to trading restrictions leading up to the capital raising. In recognition of Participants in the LESP not being eligible to participate in the Entitlement Offer, the Directors resolved that the number of share rights vested for each Participant be adjusted to take into account each Participant’s entitlement to share rights had they been eligible to participate. The grant is subject to the same three year service period restrictions.

6.	This performance measure will be assessed on the extent to which Company’s TSR increases over the performance period compared to growth in the TSX Global Gold Index (“Index”) over the performance period.

7.	This performance measure will be assessed on the extent to which the Company’s TSR increases over the performance period compared to the TSR growth of companies in the Comparator Group over the performance period.
NOTE 32: RELATED PARTY TRANSACTIONS
Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors’ interests are outlined in the Directors’ Report.
Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors’ interests are outlined in the Directors’ Report. The following related party transaction, to parties outside of the wholly owned group, continued during 2006, 2007 and 2008: The Company has contracted for the services of Dr Ross Garnaut, following and relating to his re-appointment as Chairman of the Company. The contract is with Dr Garnaut’s family company, Maccullochella Pty Limited, which employs him. Dr Garnaut has also agreed to be bound by its terms which are:
•	Dr Garnaut was re-appointed as chairman for a three-year period commencing on May 1, 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement;

•	No fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office; and
The Company has agreed to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgment is given in his favor, he is acquitted, or relief is granted to him under the Companies Act. The indemnity does not apply to the extent it would be inconsistent with the Company’s constitution or to the extent the liability is otherwise insured
NOTE 33: KEY MANAGEMENT PERSONNEL
Directors
The following persons were directors of the Company during the financial year:

(i)	Chairman — Non-Executive Dr Ross Garnaut

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(ii)	Executive Directors Mr Arthur Hood, Managing Director

(iii)	Non-Executive Directors

Mr Bruce Brook Dr Peter Cassidy Dr Michael Etheridge Mrs Winifred Kamit Mr Geoff Loudon Mr Alister Maitland
Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, directly or indirectly, during the financial year:

Name	Position	Employer
Phil Baker	Chief Financial Officer	Lihir Services Australia Pty Ltd
Mark Clark	Executive General Manager West Africa and Corporate Services (appointed 17 June 2008, resigned 31 October 2008)	Lihir Services Australia Pty Ltd
Noel Foley	Executive General Manager, PNG Operations	Lihir Gold Limited
Graham Folland	Executive General Manager Corporate Development	Lihir Services Australia Pty Ltd
Tim Fry	Executive General Manager West Africa and Corporate Services (appointed 1 November 2008)	Lihir Services Australia Pty Ltd
Morgan Hart	Executive General Manager Australia and Africa Operations (appointed 17 June 2008, resigned 31 December 2008)	Lihir Services Australia Pty Ltd
Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd
During the period ended 31 December 2008 the organizational structure was changed such that the number of key management personnel reporting directly to the Managing Director was reduced.
For 2007, the following persons were key management personnel:

Name	Position	Employer
Phil Baker	Chief Financial Officer (from January 21, 2007)	Lihir Services Australia Pty Ltd
Joe Dowling	General Manager Corporate Affairs	Lihir Services Australia Pty Ltd
Murray Eagle	General Manager External Affairs & Sustainable Development (retired January, 31 2008)	Lihir Gold Limited
Noel Foley	Executive General Manager, Operations	Lihir Gold Limited
Graham Folland	General Manager Corporate Development	Lihir Services Australia Pty Ltd
Paul Fulton	Chief Financial Officer (from January 1, 2007 to January 20, 2007)	Lihir Services Australia Pty Ltd

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Name	Position	Employer
Richard Laufmann	Executive General Manager Australian Operations and Business Development (from 8 March 2007 to 8 June 2007)	Lihir Services Australia Pty Ltd
Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd
Wojciech Ozga	General Manager, Ballarat Operations (from 8 March 2007, resigned January, 31 2008)	Lihir Services Australia Pty Ltd
Ron Yung	General Manager Organization Performance	Lihir Services Australia Pty Ltd
a) Key management personnel compensation

	$
	2008	2007
Short-term employee benefits	3,923,907	4,884,602
Post-employment benefits	308,711	424,112
Termination benefits	—	842,467
Long-term benefits	26,517	25,967
Share-based payments	2,650,240	1,920,781
	6,909,375	8,097,929
b) Equity instrument disclosures relating to key management personnel
Share rights provided as remuneration
Details of share rights provided as remuneration, together with terms and conditions of the share rights, can be found in the remuneration report on pages 8 -14.
Share right holdings
Details of share rights granted under the LESP are:
2008

	Balance at	Equity settled				Balance at
	start of the	compensation	Equity settled		Other	end of the	Vested and
Name	year	(rights issue)	compensation	Exercised	changes	year	exercisable	Unvested
Directors of Lihir Gold Limited

Arthur Hood	1,667,724	—	1,649,164	(129,249)	(85,028)	3,102,611	—	3,102,611

Other key management personnel of the Consolidated Entity

Phil Baker	251,786	—	192,711	—	—	444,497	45,074	399,423

Mark Clark	—	—	—	—	—	—	—	—

Noel Foley	242,342	—	183,644	(41,996)	(1,388)	382,602	—	382,602

Graham Folland	204,343	—	158,705	(33,355)	(451)	329,242	—	329,242

Tim Fry	—	—	—	—	—	—	—	—

Morgan Hart	—	—	—	—	—	—	—	—
Stuart MacKenzie	179,821	—	136,033	(30,989)	—	284,865	—	284,865

	2,546,016	—	2,320,257	(235,589)	(86,867)	4,543,817	45,074	4,498,743

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
2007

	Balance at	Equity settled				Balance at	Vested
	start of the	compensation	Equity settled		Other	end of the	and
Name	year	(rights issue)	compensation	Exercised	changes	year	exercisable	Unvested
Directors of Lihir Gold Limited

Arthur Hood	181,677	4,061	1,531,194	(49,208)	—	1,667,724	—	1,667,724

Other key management personnel of the Consolidated Entity
Phil Baker	—	—	251,786	—	—	251,786	—	251,786

Joe Dowling	35,945	3,072	160,679	(37,220)	(1,797)	160,679	—	160,679
Murray Eagle	54,225	3,547	213,977	(4,634)	(2,711)	264,404	51,514	212,890

Noel Foley	47,926	4,139	242,342	(50,148)	(1,917)	242,342	—	242,342

Graham Folland	41,080	1,593	206,297	(42,984)	(1,643)	204,343	—	204,343

Stuart MacKenzie	13,734	4,634	176,422	(14,969)	—	179,821	—	179,821
Wojciech Ozga	—		165,235	—	—	165,235	—	165,235

Ron Yung	18,885	1,235	196,949	(19,307)	(1,171)	196,591	—	196,591
Paul Fulton	—	—	—	—	—	—	—	—

	393,472	22,281	3,144,881	(218,470)	(9,239)	3,332,925	51,514	3,281,411

Share holdings
The numbers of ordinary shares in the Company held during the financial year by each director of Lihir Gold Limited and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.
2008

		Received during
		the year on the
	Balance at the	exercise of share	Other changes	Balance at the
Name	start of the year	rights	during the year	end of the year
Directors of Lihir Gold Limited
Dr Ross Garnaut	101,523	—	12,000	113,523
Mr Arthur Hood	353,704	129,249	35,000	517,953
Mr Bruce Brook	33,334	—	20,000	53,334
Dr Peter Cassidy	44,301	—	—	44,301
Dr Michael Etheridge	61,728	—	—	61,728
Mrs Winifred Kamit	2,667	—	—	2,667
Mr Geoff Loudon	143,840	—	—	143,840
Mr Alister Maitland	30,864	—	50,000	80,864

Other key management personnel of the Consolidated Entity
Phil Baker	10,000	—	(10,000)	—
Noel Foley	97,070	41,996	11,500	150,566
Graham Folland	47,651	33,355	7,642	88,648
Tim Fry	—	—	2,457	2,457
Morgan Hart	1,386,000	—	(389,510)	996,490
Stuart MacKenzie	14,969	30,989	—	45,958

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
2007

		Received during
		the year on the
	Balance at the	exercise of share	Other changes	Balance at the
Name	start of the year	rights	during the year	end of the year
Directors of Lihir Gold Limited
Dr Ross Garnaut	53,225	—	48.298	101,523
Mr Arthur Hood	228,371	49,208	76,125	353,704
Mr Bruce Brook	10,000	—	23,334	33,334
Dr Peter Cassidy	33,225	—	11,076	44,301
Dr Michael Etheridge	—	—	61,728	61,728
Mrs Winifred Kamit	2,000	—	667	2,667
Mr Geoff Loudon	143,840	—	—	143,840
Mr Alister Maitland	—	—	30,864	30,864

Other key management personnel of the Consolidated Entity
Phil Baker	—	—	10,000	10,000
Joe Dowling	15,000	37,220	5,000	57,220
Murray Eagle(1)	—	4,634	—	4,634
Noel Foley	35,191	50,148	11,731	97,070
Graham Folland	3,500	42,984	1,167	47,651
Stuart MacKenzie	—	14,969	—	14,969
Wojciech Ozga(1)	—	—	54,000	54,000
Ron Yung	2,000	19,307	667	21,974

(1)	Employment with Consolidated Entity ceased on 31 January 2008.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
c) Outstanding balances receivable from key management personnel
Details of outstanding balances receivable from directors of the Company and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below. Aggregates for key management personnel

Number in
		Interest paid			Consolidated
	Balance at the	and payable for	Interest not	Balance at the	Entity at the end
	start of the year	the year	charged	end of the year	of the year
	$	$	$	$	$
2008	—	—	—	—	—
2007	—	—	373	8,769	1(1)
The amounts shown for interest not charged in the tables above represent the amount of interest that would have been charged on an arm’s-length basis.
The Company loaned Mr Eagle A$10,000 for the purposes of purchasing a motor vehicle for his own private use while employed on Lihir Island. The loan is non-repayable provided that if Mr Eagle ceases employment with the company within 12 months of receiving the personal loan, the loan will be repayable, on a pro-rata basis to the company.
An allowance for doubtful receivables was recognised in 2007 in relation to this stay bonus to recognise that the member of key management personnel will not be required to repay the stay bonus while he remains employed by the Company. The loan was fully forgiven during the year ended 31 December 2008.
The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2008 fall into the following bands:

Remuneration and benefit band	Number of employees
$US	2008	2007	2006
$ 30,001 - $ 40,000	13	37	48
$ 40,001 - $ 50,000	74	27	25
$ 50,001 - $ 60,000	55	24	17
$ 60,001 - $ 70,000	75	20	14
$ 70,001 - $ 80,000	77	26	7
$ 80,001 - $ 90,000	55	13	11
$ 90,001 - $100,000	45	11	8
$100,001 - $110,000	29	15	7
$110,001 - $120,000	30	17	10
$120,001 - $130,000	41	36	6
$130,001 - $140,000	30	24	7
$140,001 - $150,000	25	29	5
$150,001 - $160,000	16	21	5
$160,001 - $170,000	21	20	6
$170,001 - $180,000	17	37	6
$180,001 - $190,000	10	10	8
$190,001 - $200,000	15	2	2
$200,001 - $210,000	8	2	1
$210,001 - $220,000	6	4	5
$220,001 - $230,000	3	1	—
$230,001 - $240,000	2	1	3
$240,001 - $250,000	3	3	1
$250,001 - $260,000	4	3	—
$260,001 - $270,000	2	4	1
$270,001 - $280,000	2	1	1
$280,001 - $290,000	3	—	1
$300,001 - $310,000	1	—	—
$310,001 - $320,000	4	—	1

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Remuneration and benefit band	Number of employees
$US	2008	2007	2006
$340,001 - $350,000	2	—	—
$350,001 - $360,000	3	1	—
$360,001 - $370,000	1	1	—
$450,001 - $460,000	—	1	1
$470,001 - $480,000	—	1	—
$480,001 - $490,000	—	1	—
$530,001 - $540,000	1	—	—
$610,001 - $620,000	—	1	—
$640,001 - $650,000	1	1	—
$650,001 - $660,000	—	1	—
$660,001 - $670,000	1	—	—
$730,001 - $740,000	1	—	—
NOTE 34: RETIREMENT BENEFITS
The Company participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $3.3 million (2007: $1.4 million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
NOTE 35: COMPARATIVE REVISION
Comparative period adjustments to income statement items

	2007		2007	2006		2006
	US$m		US$m	US$m		US$m
	As reported	adjustment	As revised	As reported	adjustment	As revised
(a)/(b) Income tax benefit	(11.7)	—	(11.7)	22.1	(1.1)	21.0
Comparative period adjustments to other comprehensive income

	2007		2007	2006		2006
	US$m		US$m	US$m		US$m
	As reported	adjustment	As revised	As reported	adjustment	As revised
(d) Share based payments	2.9	(2.9)	—	5.5	(5.5)	—
(d) Income tax on other comprehensive income	(4.7)	(0.2)	(4.9)	20.3	0.1	20.4
Comparative period adjustments to balance items

	2007		2007	2006		2006
	US$m		US$m	US$m		US$m
	As reported	adjustment	As revised	As reported	adjustment	As revised
a) Deferred tax asset	92.1	9.2	101.3	86.2	7.4	93.6

c) Property, plant and equipment	1,430.6	(5.6)	1,425.0	—	—	—

c) Intangible assets	98.4	(4.9)	93.5	—	—	—

b)/c) Deferred tax liability	(50.8)	8.7	(42.1)	—	—	—

a)/b) Opening retained earnings	(11.4)	(7.4)	(18.8)	18.3	(6.3)	12.0
a)	A revision of deferred tax balances was undertaken in Lihir Gold Limited which was attributable to the Lihir Island operation and was made to reconcile the previously reported tax balances to amendments sought for various income tax returns for the periods 1998-2004. The effect of this revision for each relevant year was: an increase of $10 million in deferred tax benefit in 2004, a decrease in deferred tax benenfit of $3.7 million in 2005, an increase in deferred tax benefit of $1.1 million in 2006, an increase of $1.8 million in deferred tax

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
benefit in the year ended 31 December 2007, an increase of $7.4 million in opening retained earnings at 1 January 2007 and an increase of $9.2 million in deferred tax assets.

b)	Deferred income tax expense increased by $1.8 million to reflect an accounting adjustment in relation to opening deferred tax adjustments in Ballarat Goldfields NL.

c)	Finalisation of the Ballarat business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 30(b) and translation of these final adjustments to the closing $US rate at 31 December 2007.

d)	Share based payments and the associated tax effect is now disclosed as a separate item within the statements of changes in equity.
NOTE 36: AUDITOR’S REMUNERATION
During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

	$
	2008	2007	2006
(a) Assurance services
Audit services
PricewaterhouseCoopers, PNG Firm	239,420	154,843	340,333
PricewaterhouseCoopers, Other Overseas Firms	957,680	530,295	114,976

Total remuneration for audit services	1,197,100	685,138	455,309

Other assurance services
PricewaterhouseCoopers, PNG Firm	—	16,026	58,115
PricewaterhouseCoopers, Other Overseas Firms	422,752	625,664	54,254

Total remuneration for other assurance services	422,752	641,690	112,369

Total remuneration for assurance services	1,619,852	1,326,828	567,678

(b) Taxation services
PricewaterhouseCoopers	141,453	53,598	78,884

Total remuneration for taxation services	141,453	53,598	78,884

NOTE 37: CAPITAL AND LEASING COMMITMENTS
Operating lease commitments

	$m
	2008	2007
Payable
- not later than one year	2.2	0.7
- later than one year but not later than 2 years	0.9	0.5
- later than two years but not later than 5 years	1.2	0.7
- later than 5 years	0.1	—

	4.4	1.9

     The major operating leases relate to corporate building leases of $3 million through to 2014.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Finance lease commitments

	$m
	2008	2007
Payable
- not later than one year	0.3	0.4
- later than one year but not later than 2 years	0.2	0.4
- later than two years but not later than 5 years	—	0.3

Total minimum lease payments	0.5	1.1

Future finance charges	—	(0.1)

Total finance lease liability	0.5	1.0

Representing lease liabilities:
Current	0.3	0.3
Non-current	0.2	0.7

	0.5	1.0

The Consolidated Entity’s Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 — 2 years.
Capital expenditure commitments

	$m
	2008	2007
Capital expenditure commitments contracted for:
Payable — not later than one year	83.7	9.0
Payable — not later than two years	13.2	—

	96.9	9.0

The major items of capital commitment are: Lihir Island ($82.4 million for the Million Ounce Plant Upgrade project and $4.9 million for other equipment purchases), Ballarat ($4.9 million water purification plant and tailings storage upgrade and $1.2 million other equipment purchases), and Bonikro ($2.8 million dump trucks and other equipment).
NOTE 38: CONTINGENT LIABILITIES AND CONTINGENT ASSETS
Contingent liabilities
A wholly-owned subsidiary, Niugini Mining Limited (“NML”), has been subject to a claim originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The original claim was dismissed in July 2006 and the claimants’ appeal against that decision was dismissed by the Supreme Court of PNG in June 2007. The claimants brought a fresh claim in the National Court containing the same allegations and cause of action as in the claim dismissed in July 2006. NML has filed a defence in the National Court and an application to have the claim dismissed on the basis of being statute-barred and is currently awaiting a date for hearing following an earlier date being vacated at the judge’s request. NML intends to defend the claim vigorously.
The Entity has a number of bank guarantees in favour of various Australian government agencies and service providers. The total nominal amount of these guarantees at 31 December 2008 is A$16.2 million (2007: $A1.1 million).
Contingent assets
As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Maryborough & Dunolly during 2004, Ballarat is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 39: EARNINGS PER SHARE
The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At December 31, 2008 no options were outstanding.

		$m
	2008	2007	2006
Net profit / (loss) attributable to ordinary shareholders	109.3	(24.1)	54.9

Weighted average number of ordinary shares (thousands)	2,057.3	1,713.8	1,284.2
Basic EPS (cents/share)	5.3	(1.4)	4.2

Diluted number of ordinary shares (thousands)	2,058.7	1,717.4	1,287.5
Diluted EPS (cents/share)	5.3	(1.4)	4.2
Reconciliation of weighted average number of ordinary shares

		$m
	2008	2007	2006
Weighted average number used in calculating basic earnings per share (in millions)	2,057.3	1,713.8	1,284.2

Adjustments for calculation of diluted earnings per share:
Contingently issuable shares	—	3.3	—
Effect of share options on issue	1.4	0.3	—

Weighted average number used in calculating diluted earnings per share (in millions)	2,058.7	1,717.4	1,284.2
NOTE 40: DIVIDENDS PER SHARE
No dividends were declared or paid in 2008 or in 2007.
NOTE 41: SUBSEQUENT EVENTS
Capital raising
On March, 4 2009 the Company launched an institutional placement to raise approximately $325 million. The proceeds will be used for the following purposes:
•	to accelerate key stages of the planned process plan expansion at Lihir Island in PNG, taking advantage of changing market conditions that have led to reduced prices and shorter lead-times for components;

•	to position the company for further growth opportunities that emerge, including west Africa; and

•	to provide continued financial strength and flexibility for the group.
The Company completed this placement in March 5, 2009, issuing 171,666,667 shares at a price of A$3.00 per share, raising US$325 million on March 5, 2009.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
On April 15, 2009 the company completed a share purchase plan to its retail investors. A total of 8,876,237 shares were issued at a share price of A$2.82 per share.
Ballarat Impairment
On June 16, 2009 the Company announced that following a review of operations at the Ballarat project in Victoria, it expects to take an impairment charge against earnings in the range of $250 million to $350 million after tax ($340 million — $480 million before tax), to reduce the carrying value of the Ballarat net operating assets in the forthcoming half year accounts to be released on August 26, 2009.
The impairment will result in a reduction of the carrying value of the Ballarat assets. At December 31, 2008 the total net asset value of the Ballarat segment was US$457 million at the closing exchange rate applicable at December 31, 2008. The impairment charge will be recognised separately within the statements of comprehensive income.
The functional currency of Ballarat Goldfields Pty Ltd and it’s subsidiaries is Australian dollars. The Australian dollar assets and liabilities are translated to US dollars at the closing exchange rate on balance date for the purposes of consolidating these assets and liabilities into the Group financial statements that have a US dollar presentation currency. The carrying value of the net assets subject to the impairment charge post December 31, 2008 will change due to exchange rate fluctuations but also to account for asset additions and deletions post December 31, 2008.
The Ballarat operation is currently the subject of an ongoing review which was initiated in February 2009. The ongoing review of the mine operations indicated by early April 2009 that a change to the mining strategy be effected such that the Company would focus on developing areas to the northern zones of the deposit where historical mining data indicates the geology is more suitable to bulk mining techniques. It was announced in April that operations at Ballarat were being streamlined following mixed results from early mining in the southern and central zones of the goldfield and that following completion of the ventilation infrastructure, the Company resumed advancing access to larger anticipated ore zones located in the northern areas of the mine. Further mining work carried out from April 2009 in the central and southern zones confirmed that the gold in these areas is contained mostly in tension veins and, due to the fractious nature of the ore body in these zones, the gold is no longer considered to be commercially viable to mine using bulk extraction techniques as planned. The mining conditions were such that significant waste needed to be mined to access relatively small quantities of gold. The large volume of waste produces a dilutive effect on the grade of gold when the ore is mined for processing. Whilst there are further high grade drill intercepts to be followed up in the Southern and Central zones it is becoming increasingly likely that these areas will not be supportive of long term commercial production using the current bulk mining techniques.
Progress to the north is continuing to plan and is expected to be well advanced by the end of the year. This should enhance understanding of the long term production capability of the mine which is now anticipated to be in the range of 80,000 — 100,000oz per year. Based on preliminary estimates the life of mine is expected to be approximately 10 years. The Company will not be able to re-estimate the mine life until more information becomes available by mining in the Northern Zone of the mine. It is expected that this work will be well advanced by the end of 2009.
The Company’s consolidated 2008 IFRS financial statements were originally issued on February 19, 2009. The Company estimated that no impairment existed with respect to its Ballarat assets at this issuance date taking into account the guidance provided in IAS 10 ‘subsequent events’.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
LIHIR GOLD LIMITED
(Registrant)
By /s/ Arthur Hood
Title: Managing Director
Date: June 29, 2009

Item 19. Exhibits

Exhibit 1 *	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (a) *	Syndicated Facilities Agreement between Lihir Gold Limited, ABN AMRO Australia Limited, ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribus, Bank of Western Australia Limited, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe General, Société Génerale Australia Branch, WestLB AG, and Westpac Banking Corporation dated September 13, 2005 incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (b) *	Refinancing Coordination Deed 2005 between Lihir Gold Limited, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, dated September 13, 2005. (incorporated by reference to Lihir’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (c) *	Amending Deed (Security Trust Deed) between Lihir Gold Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, Mitsui & Co. Precious Metals Inc., and J. Aron & Company dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (d) *	Lihir Gold Security Trust Deed between Lihir Gold Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Citibank N.A., and J. Aron & Company dated November 22, 2000 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (e) *	Lihir Gold Limited Offshore Charge between Lihir Gold Limited and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (f) *	Lihir Gold Deed of Security (PNG) 2005 between Lihir Gold Limited and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (g) *	Lihir Gold Mortgage of Bullion Account between Lihir Gold Limited and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (h) *	Special Mining Lease, dated as of March 17, 1995, between Lihir Gold Limited and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (i) *	Mining Development Contract, dated as of March 17, 1995, between Lihir Gold Limited and the PNG Government (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (j) *	Share Sale and Purchase Agreement between Rio Tinto Western Holdings Limited and Lihir Gold Limited dated October 10, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (k) *	Technical and Procurement Services Agreement between Technological Resources Pty Ltd, Rio Tinto Services Limited and Lihir Gold Limited dated October 10, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (l) *	General Termination and Release Deed between Lihir Gold Limited, Lihir Management Company Ltd, Rio Tinto Western Holdings Ltd and Rio Tinto plc dated October 10, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (m) *	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir Gold Limited’s Form F-1 filed September 6, 1995).

Exhibit 4 (n) *	Putput and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir’s Form F-1 filed September 6, 1995).

Exhibit 4 (o) *	Integrated Benefits Package Review Status Statement between Nimamar Rural Local Level Government, Lihir Mining Area Landowners Association, the State of Papua New Guinea, New Ireland Provincial Government and Lihir Gold Limited dated November 9, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (p) *	Amended and Restated Lihirian Equity Settlement Agreement dated January 27, 2006 between Mineral Resources Development Company Limited, MRL Capital Limited (Formerly Mineral Resources Lihir Limited) and the European Investment Bank (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (q) *	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir Gold Limited, together with amendment thereto dated August 18, 1995 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (r) *	Number not used

Exhibit 4 (s) *	Agreement for the Services of Professor Ross Garnaut as Chairman of Lihir Gold Limited, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (t) *	Facility Agreement between Lihir Australian Holdings Pty Limited and Australia and New Zealand Banking Group Limited dated October 17, 2006.

Exhibit 4 (u) *	Deed of Charge between Lihir Australian Holdings Pty Limited and Australia and New Zealand Banking Group Limited dated October 19, 2006.

Exhibit 4 (v) *	Parent Deposit Agreement between Lihir Gold Limited and Australia and New Zealand Banking Group Limited dated February 12, 2007.

Exhibit 4 (w) *	Management Services Agreement (PNG) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006.

Exhibit 4 (x) *	Management Services Agreement (Australia) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006.

Exhibit 4 (y) *	Merger Implementation Agreement between Lihir Gold Limited, Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006.

Exhibit 4 (z) *	Share Subscription Agreement between Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006.

Exhibit 4 (aa) *	Deed Poll between Lihir Gold Limited the holders of fully paid ordinary shares in Ballarat Goldfields NL dated December 12, 2006.

Exhibit 4 (ab) *	DNX (Australia) Contract between Lihir Gold Limited and DNX Australia Pty Ltd dated January 2, 2008.

Exhibit 4 (ac) *	DNX (PNG) Contract between Lihir Gold Limited and DNX Papua New Guinea Ltd dated January 2, 2008.

Exhibit 4 (ad) *	Revised IBP (Integrated Benefits Package Review Status Statement “LSDP”) between Lihir Gold Limited and the People of Lihir represented by the Mining Area landowners Association Inc and the Nimamer Rural Local-Level Government dated May, 2 2007

Exhibit 4 (ae) *	Gekko Contract between Ballarat Goldfields NL and Gecko Systems Pty ltd made on March 26, 2007.

Exhibit 4 (af) *	Spinefex Contract between Ballarat Goldfuields NL and Spinefex Projects Pty Ltd made on or about May 12, 2005.

Exhibit 4 (ag) *	Pybar Contract between Ballarat Goldfields NL and Pybar Mining Services Pty Ltd made on October 18, 2004.

Exhibit 4 (ah) *	Washingtons Drilling Contract between Lihir Gold Limited and Washingtons Drilling (international) Limited NZ made on August 2, 2007.

Exhibit 4 (ai) *	Merger Implementation Agreement between Lihir Gold Limited, Lihir Australian Holdings Pty Ltd and Equigold NL made on March 20, 2008.

Exhibit 4 (aj) *	Lihir Executive Share Plan (LESP) for Lihir Gold Limited approved by shareholders on April 24, 2007.

Exhibit 4 (ak)	Spinefex Projects Pty Ltd & Gekko Systems Pty Ltd amendment letter dated June 2008 to the Spinefex Contract between Ballarat Goldfuields NL and Spinefex Projects Pty Ltd made on or about May 12, 2005.

Exhibit 4 (al)	AGR Matthey Gold Refining Contract between Lihir Gold Limited and AGR Matthey (a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd) made on March 1 2008.

Exhibit (am)	Metalor Gold Refining Contract between Equigold Mines CI SA and Metalor Technologies SA made on August 28, 2008.

Exhibit (an)	Oxygen Plant Contract between Lihir Gold Limited and Air Products PLC made on May 2, 2008.

Exhibit (ao)	Autoclave Contract between Lihir Gold Limited and WE Smith Engineering Pty Ltd made on October 10, 2008.

Exhibit (ap)	Grinding Mills Agreement between Lihir Gold Limited and FLSmidth Minerals Pty Limited made on May 8, 2008.

Exhibit 8	Significant subsidiaries

Exhibit 12 (a)	302 Certification by Chief Executive Officer

Exhibit 12 (b)	302 Certification by Chief Financial Officer

Exhibit 13 (a)	906 Certification by Chief Executive Officer

Exhibit 13 (b)	906 Certification by Chief Financial Officer

*	Indicates exhibits lodged with SEC in previous Form 20-Fs.