Form 20-F
period 2009-12-31
LIHIR GOLD LTD
filed 2010-03-26
CIK 1000300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-26860
Lihir Gold Limited
Papua New Guinea
7th Floor, Pacific Place, cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea
Company contact person:
Mr Stuart MacKenzie
+617 3318 3300
Stuart.MacKenzie@LGLgold.com
Level 9, 500 Queen Street,
Brisbane,
Queensland, Australia 4000

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Lihir Gold Limited Ordinary Shares of no par value	NASDAQ Global Market*

American Depositary Shares, each of which represents ten Lihir Gold Limited	NASDAQ Global Market
Ordinary Shares and which are evidenced by American Depositary Receipts

*	Not for trading but only in connection with the registration of the American Depositary Shares representing such shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report at December 31, 2009.

Lihir Gold Limited Ordinary Shares of no par value:	2,368,729,935 (including 342,044 Restricted Executive Shares)

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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
☑ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☑ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the ☑ Other ☐ International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☑ No

Certain Definitions
Our fiscal year ends on December 31. As used throughout this Annual Report on Form 20-F, unless otherwise stated or the context otherwise requires, ‘2009’ or ‘fiscal 2009’ refers to the fiscal year ended December 31, 2009 and other fiscal years are referred to in a corresponding manner.
Our audited financial results are referred to as our financial statements and corresponding notes.
The ‘Company’ or ‘Lihir Gold’ or ‘LGL’ means Lihir Gold Limited, a company incorporated in Papua New Guinea (Company Number: 223423, Australian Registered Business Number 069 803 998) and any wholly-owned or majority-owned entities.
‘ADS’ means American Depositary Shares.
‘ASX’ means the Australian Securities Exchange.
‘Ballarat Goldfields’ means Ballarat Goldfields Pty Limited (Australian Business Number 50 006 245 441), a company incorporated in Australia and which is a wholly-owned subsidiary of the Company.
‘Ballarat mine’ or the ‘Ballarat project’ or the ‘Ballarat operation’ means the Company’s mine and processing facility located in Ballarat at Woolshed Gully Drive, Mt Clear, Victoria, Australia, currently subject to a sale agreement with Castlemaine Resources Limited.
‘Board of Directors’ or the ‘Board’ means the board of directors of the Company.
‘Bonikro mine’ or the ‘Bonikro operation’ or the ‘Bonikro project’ or ‘Bonikro’ means the Company’s mine and processing facility located in the central-southern portion of the West African nation of Côte d’Ivoire, approximately 240 kilometres north-west of the nation’s commercial centre Abidjan.
‘Companies Act’ means the Papua New Guinea Companies Act of 1997.
‘Corporations Act’ means the Commonwealth of Australia Corporations Act of 2001.
‘DEC’ means the PNG Department of Environment and Conservation.
‘EPA’ means then Environmental Protection Agency of Victoria, Australia.
‘Equigold’ means Equigold Pty Limited (Australian Business Number 42 060 235 145), a company incorporated in Australia and which is a wholly-owned subsidiary of the Company.
‘IASB’ means International Accounting Standards Board.
‘IBP’ means the Integrated Benefits Package signed in 1995 between the Company, the three levels of government in PNG (National, Provincial and Local) and the people of Lihir.
‘IFC’ means International Finance Corporation.
‘IFRIC’ means International Financial Reporting Interpretations Committee.
‘IFRS’ means the International Financial Reporting Standards.
‘LAH’ means Lihir Australian Holdings Pty Limited (Australian Business Number 98 121 554 443), a company incorporated in Australia and its wholly-owned or majority-owned subsidiaries.
‘LESP’ means the Lihir Executive Share Plan.

‘Lihir mine’ or ‘Lihir operation’ means the Company’s mine and processing facility located on Lihir Island, Papua New Guinea.
‘LMC’ means ‘Lihir Management Company Limited’ a company incorporated in Papua New Guinea (Company Number: 1-14801, Australian Registered Body Number 059 005 766), which is a wholly-owned subsidiary of the Company.
‘LSA’ means Lihir Services Australia Pty Limited (Australian Business Number 33 116 067 611), a company incorporated in Australia.
‘MOPU project’ means the million ounce plant upgrade project which was approved in February 2008 by the Board.
‘MRA’ means Mineral Resources Authority.
‘Mt Rawdon mine’ or the ‘Mount Rawdon operation’ means the Company’s mine and processing facility located in Mount Rawdon approximately 80 kilometres south-west of Bundaberg, in the State of Queensland, Australia.
‘NASDAQ’ means the National Association of Securities Dealers Automated Quotations.
‘NML’ means Niugini Mining Limited (Company Number 2-23423), a company incorporated in Papua New Guinea and which is a wholly-owned subsidiary of the Company.
‘NPV’ means net present value.
‘PNG’ means Papua New Guinea.
‘POMSoX’ means the Port Moresby Stock Exchange.
‘Revised IBP’ or the ‘Lihir Sustainable Development Plan’ or ‘LSD’ means the revised integrated benefits package signed in 2007 between the Company, the three levels of government in PNG (National, Provincial and Local) and the people of Lihir.
‘SEC’ means the U.S. Securities and Exchange Commission.
‘TSX’ means the Toronto Stock Exchange.
In this Annual Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars ($) or (US$).

Forward Looking Statements
This Annual Report contains certain forward-looking statements, including statements regarding:
(i)	estimated reserves;

(ii)	certain plans, strategies and objectives of management;

(iii)	anticipated production or construction commencement dates;

(iv)	estimated capital expenditure requirements;

(v)	expected costs or production output; and

(vi)	the anticipated productive lives of projects and mines.
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

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information
A. Selected Financial Data
The following selected financial data should be read in conjunction with the Company’s audited financial statements and the notes thereto. The statement of comprehensive income data and the expenditure and financing data set forth below with respect to the years ended December 31, 2009, 2008 and 2007 and the statement of financial position data at December 31, 2009 and 2008 are derived from, and are qualified by reference to, the audited financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations as issued by the International Financial Reporting Interpretations Committee (“IFRIC”), a member of the IASB. The Company’s audited financial statements for 2009, 2008 and 2007 are included elsewhere in this Annual Report and the following selected financial information should be read in conjunction with those financial statements and the notes thereto. The selected financial data for the statement of comprehensive income data for the two years ended December 31, 2006 and 2005 and the statement of financial position data at December 31, 2007, 2006 and 2005 have been derived from the Company’s audited consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. These adjusted figures are unaudited.

	2009	2008*‡ß	2007#*ß	2006#ß	2005#ß
Amounts calculated in accordance with IFRS:

Statements of Comprehensive Income data:

Revenue(1)	1,087.4	748.6	497.6	386.0	263.9
Operating profit before other income/(expense)(2)	412.9	266.4	196.1	156.2	59.7
Net profit/(loss) after tax from continuing operations	178.7	110.1	(26.0)	54.9	6.1
(Loss)/profit from discontinued operation, net of income tax	(412.9)	0.7	1.9	—	—
Profit for the period(3)	(234.2)	110.8	(24.1)	54.9	6.1
Earnings ($) per share, basic (4)	(0.098)	0.056	(0.014)	0.042	0.005
Earnings ($) per share, diluted(4)	(0.097)	0.056	(0.014)	0.042	0.005
Earnings ($) per share — continuing operations, basic (5)	0.075	0.056	(0.015)	0.042	0.005
Earnings ($) per share — continuing operations, diluted(5)	0.074	0.056	(0.015)	0.042	0.005
Cash dividends ($) per ordinary share	0.015	—	—	—	—
Number of ordinary shares (millions)(6)	2,368.3	2,187.1	1,903.9	1,284.2	1,284.2

	2009	2008*‡ß	2007#*ß	2006#ß	2005#ß
Statements of Financial Position data:
Total assets	3,627.0	3,300.1	2,304.3	1,503.4	1,325.7
Cash and current receivables held	488.6	85.7	189.1	51.6	133.2
Current liabilities	146.0	165.2	77.8	177.3	80.8
Long term obligations	242.3	199.1	58.0	506.8	455.1
Total equity(7)	3,238.7	2,935.8	2,168.5	819.3	789.8
Paid up capital(8)	3,420.9	3,080.0	2,319.7	1,027.1	1,027.5

Expenditure and Financing data:
Net cash flow from operating activities	417.2	212.4	(270.0)	57.3	(54.5)
Net cash flow from investing activities	(375.6)	(270.9)	(178.6)	(203.3)	(99.0)
Financing activities:
Issuance of ordinary shares	340.9	—	977.4	—	—
Drawdown of term debt	50.0	—	22.4	65.6	245.5
Repayment of loans	(0.1)	(0.4)	(421.6)	—	(49.5)
Dividend paid	(35.5)	—	—	—	—
Advance to subsidiaries pre-acquisition	—	(49.7)	—	—	—
Purchase of treasury shares	—	(0.9)	(1.3)	(0.4)	—
Net cash flow from financing activities	355.3	(51.0)	576.9	65.2	139.6

(1)	Alternative terminology: “net sales” or “operating revenues”.

(2)	Alternative terminology: “income/(loss) from continuing operations”.

(3)	Alternative terminology: “Net income/(loss)” or “income/(loss) from operations”.

(4)	Alternative terminology: “net income/(loss) from operations per share”

(5)	Alternative terminology: “income/(loss) from continuing operations per share”.

(6)	As adjusted to reflect changes in capital.

(7)	Alternative terminology: “net assets”.

(8)	Alternative terminology: “capital stock”.

Revised as follows:

#(a)	A revision of deferred tax balances was undertaken in LGL which was attributable to the Lihir operation and was made to reconcile the previously reported tax balances to amendments sought for various income tax returns for the periods 1998-2004. The effect of this revision for each relevant year was: an increase of $10 million in deferred tax benefit in 2004, a decrease in deferred tax benefit of $3.7 million in 2005, an increase in deferred tax benefit of $1.1 million in 2006, an increase of $1.8 million in deferred tax benefit in the year ended December 31, 2007, an increase of $7.4 million in opening retained earnings at January, 1 2007 and an increase of $9.2 million in deferred tax assets.

#(b)	Deferred income tax expense increased by $1.8 million to reflect an accounting adjustment in relation to opening deferred tax adjustments in Ballarat Goldfields.

#(c)	Finalisation of the Ballarat Goldfields business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 30(b) and translation of these final adjustments to the closing $US rate at December 31, 2007.

*	Classification of the Ballarat Goldfields operation profit and loss for the year ended December 31, 2008 and 2007 from continuing operation to discontinued operation.

‡	Finalisation of the Equigold business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 31 to our 2009 financial statements, the amortization and tax effect of these final adjustments and translation of these final adjustments to the closing $US rate at December 31, 2008.

ß	The EPS and number of ordinary shares calculations for the 2006 and 2005 financial years have been restated to include the impact of the capital raising undertaken in March 2009 in accordance with accounting standards. These adjusted figures are unaudited.

B. Capitalisation and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in the Company’s American Depository Shares (“ADS”) and ordinary shares involves a degree of risk. The Company’s risks have been organized into two main categories, these being:
•	risks associated with the gold mining industry; and

•	risks specific to the Company.
Some of the risk factors outlined in this document may not typically be associated with investing in equity securities of companies from the United States and on this basis investors should carefully consider these risks when making an investment in the ADSs and ordinary shares of the Company.
1.	Risks associated with the gold mining industry
1.1	The Company’s profitability is dependent on gold prices determined by the market
The market price for gold may fluctuate as a result of numerous factors beyond the Company’s control, such as:
•	speculative positions taken by investors or traders in gold;

•	changes in global demand for gold (as an investment and/or for other uses);

•	expectations regarding inflation;

•	the strength of the US dollar (the currency in which gold trades internationally);

•	gold hedging by producers;

•	decisions made by central banks and multilateral organisations to purchase, hold or sell portions of their gold reserves; and

•	changes in production costs in major gold producing nations including South Africa, China and various countries located in the former Soviet Union.
The potential supply of gold consists of new mine production, plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. In addition, the central banks of several countries and multilateral organizations sell their gold reserves onto the open market. For this reason a variation in annual gold production may not necessarily have a significant flow on effect onto the supply or price of gold for that particular year and there is no guarantee that additional open market sales of gold will not result in a downward pressure on the global gold price.

If the gold price were to decline over an extended period below the price used by the Company in estimating its reserve calculations, then this could render ore reserves at certain operations uneconomic, and require a re-evaluation and/or downward adjustment of those ore reserves.

In the past, gold mining companies have sought to mitigate, in part, the effect of gold price volatility, through hedging strategies which have included periodic purchases or sales of “put” or “call” options, spot deferred sales and forward sales covering a portion of its gold production at fixed future prices, however as at December 31, 2009, the Company’s gold sales are entirely unhedged.

The following table sets forth the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”) for the periods indicated.

	Price in $ Per Ounce of Gold
Year	High	Low	Average
1988	484	395	437
1989	416	356	381
1990	424	346	384
1991	403	344	362
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	397
1997	366	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	319	363
2004	454	375	409
2005	537	411	445
2006	725	525	603
2007	841	608	695
2008	1,011	712	872
2009	1,213	810	972
2010 (to February 28, 2010)	1,153	1,058	1,107
LGL’s profitability is dependent on the price of gold. There are many factors outside the Company’s control which determine the gold price and it is impossible for management to predict future movements in gold prices.

1.2	Exploration and Developmental risk
Exploration and mining activity is speculative in nature and requires a significant financial investment to fund the exploration drilling necessary to quantify the grades of mineralized material.

If mineralization is discovered, it may take additional time and further financial investment to determine whether an ore reserve exists and commission a feasibility study for the project. Feasibility studies are based on additional assumptions regarding:
•	gold and other metal prices;

•	anticipated tonnage, grades and the unique characteristic of the ore;

•	anticipated recovery rates;

•	anticipated capital expenditure and cash operating costs; and

•	the estimated return on investment.
Each assumption introduces an additional element of risk into this feasibility calculation.

Similarly, a Company’s ore reserve estimates are merely expressions of judgment based on knowledge, experience and industry practice, and may require revision when new information becomes available. Changes in the forecast price of commodities, exchange rates, production costs or recovery rates may alter the economic status of the reserves and may result in the restatement of those reserves. Such changes could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for environmental cleanup costs.

In summary, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
1.3	Fluctuations in oil prices
Oil-based products, fuels and consumables (including chemicals, explosives, heavy fuel oil and diesel) are a large operating cost to any mining company. Diesel fuel is used to power the mining equipment while heavy fuel oil is used to generate electrical power. Whilst the development of alternative power (eg: geothermal) reduces the dependence on heavy fuel oil, the Company remains vulnerable to the impact of increases in oil prices for diesel and for its remaining heavy fuel oil requirements (eg: lubricants).
1.4	High demand for input production factors
Due to the increased demand for most mineral commodities experienced over the last few years, there has been significant demand for many mining and processing inputs. The Company, like most other mining and processing operations worldwide, has faced shortages and delays in the procurement of some required parts and supplies. These market pressures have been reflected in the cost and availability of certain inputs.

The above shortages may also lead to delays in the commissioning of the Company’s operations. Suppliers and contractors appointed by the Company may fail to perform adequately which could lead to further costs, and/or delays, as the Company appoints alternative suppliers and/or contractors. The construction and commissioning schedules will also rely on the timely completion of a number of critical activities any of which, if delayed, could cause construction and commissioning activities to be delayed.

The Company cannot guarantee that no equipment will be rendered inoperative due to lack of parts supply, or that there will be no other adverse effects from the Company’s inability to obtain other mining and processing inputs.

1.5	Insurance may not address all operating risks
The Company’s mines, processing plants or related facilities could be forced to shut down or operations could otherwise be disrupted by a variety of risks and hazards, some of which may be outside the control of the Company. These include environmental hazards, industrial accidents, technical failures, labour disputes, unusual or unexpected rock formations, geothermal and seismic activity, flooding and extended interruptions due to inclement or hazardous weather conditions, fires, explosions and other accidents at the mine, processing plant or related facilities. These risks and hazards could also result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.

While the Company can maintain insurance with a range of coverage consistent with industry practice, no assurance can be given that this coverage can be maintained at reasonable rates or that any coverage it arranges will be adequate and available to cover any claims. See “Item 4. Information on the Company — D. Property, Plant and Equipment — Insurance.
1.6	Competition with other mining companies for projects and key personnel
The Company competes with other mining companies on a global basis to attract and retain key human resources. With an increase in mining activity observed in the past few years, there is a global shortage of key mining industry human resource skills including geologists, metallurgists, mining engineers, governance, finance and administrative personnel. In addition there is a high degree of competition for the acquisition of attractive gold mining projects. A failure to attract and retain key personnel or a failure to acquire attractive gold mining projects could have a material adverse effect on the Company’s business and operations.
2.	Risks specific to the Company

2.1	The Company is dependent on production from Lihir Island
The Company’s primary operating mine is on Lihir Island in PNG. Whilst the Company’s operations in Bonikro (Côte d’Ivoire) and Mt Rawdon (Australia) make material contributions to the Company’s gold production, for the year ended December 31, 2009, Lihir Island represented 76% of the Company’s gold production.

As a result, the commercial viability of the Company is currently highly dependent upon the successful operation of its Lihir mine.
2.2	The Company is subject to political and community risk
The Company operates in PNG and Côte d’Ivoire which are developing countries that are subject to political uncertainties including, but not limited to, the risk of civil rebellion, expropriation, nationalization and land ownership disputes. Unpredictable government actions concerning the economy, taxation, or the operation and regulation of facilities deemed important (such as mines) could have a significant adverse effect on the Company.

Specific political and community considerations include the following:
(a)	Division of powers within government.

In addition to the national PNG government, PNG has a system of 19 provincial level governments, most of which are funded almost entirely by direct grants from the national government. In the past, there have been disagreements between the national government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements. These inter-government disputes could adversely affect the Company’s operations.
With regards to the Lihir operation, the New Ireland provincial government exchanged its equity participation option in the Lihir operation for undertakings by the national government to provide an annual support grant to the New Ireland province of 3,000,000 Kina per year for expenditure on infrastructure projects. A failure of the national government to fulfil these undertakings could have an adverse effect on the relationship between the national and provincial governments and this could result in the New Ireland provincial government taking steps that may have negative consequences for the Lihir operation.

(b)	Civil unrest

There have been instances of civil unrest within PNG and Côte d’Ivoire.

In 1989, civil unrest on Bougainville Island (which is one of the PNG Islands) developed into an armed rebellion against the national government by the “Bougainville Revolutionary Army” and Bougainville Island purported to secede from PNG. This resulted in, among other things, the closure of the Panguna copper mine, which has not reopened. Any renewed unrest, especially on Lihir Island, could adversely affect the Company’s operations.

In September 2002, civil unrest in Côte d’Ivoire resulted in a failed coup attempt. More recently, the elections to be held in November 2008 were postponed to November 2009 due to delays in implementing the identification and voter registration process. The President postponed the November 2009 elections citing irregularities in the compilation of the electoral roll. In February 2010, the President dismissed the government causing minor civil unrest which had no effect on the operations. The government has since been reformed including the electoral commission and it is now anticipated that the elections will occur later in 2010, subject to the electoral roll being finalised. Additional election delays could lead to civil unrest which could adversely affect the Company’s operations in Côte d’Ivoire.

(c)	Landowner compensation issues and community considerations.

The Company devotes a significant amount of time and effort to address the concerns raised by the local communities affected by its mining operations.

At its Lihir operation, the Company has entered into an integrated compensation, relocation and benefits package that covers (in different ways) the affected landowners, future affected generations and Lihirians generally (the “Integrated Benefits Package” or “IBP”). Most recently on May 2, 2007, the Company, the local community of Lihir Island, the PNG national, New Ireland provincial and Lihir local level governments signed a revised Integrated Benefits Package (the “Revised IBP”). The implementation of the IBP commitments has been the key focus of all parties. See “Item 4. Information on the Company — B. Business Overview — Description of Operations — (1) Papua New Guinea: Lihir Operation — 1.12 — Community Affairs”.

In Côte d’Ivoire, the Bonikro operation is located within the boundaries of several local villages including Bonikro, Konankro, Gogobro (as landowners) and Bandamakro. This area was previously farming land and the Company has recently concluded a resettlement and compensation program in accordance with International Finance Corporation (“IFC”) guidelines, whereby landowners are being compensated for loss of land and income by way of three annual instalments, with the final instalment paid in December 2009. Planning for the resettlement of Bandamakro village commenced in the third quarter of 2009 and is scheduled for completion in 2010. Resettlement initiatives are complex and culturally sensitive matters requiring the involvement and co-operation of local communities and various government departments, this adds a further dimension of administrative risk and delays. See “Item 4. Information on the Company — B. Business Overview — Description of Operations — (2) Africa — (2.9) Community Affairs”.

While the Company will continue to spend considerable time, effort and expense to work with the local communities to resolve community issues, no assurance can be given that future community dissatisfaction will not occur and this may lead to disruptions to the Company’s operations.
2.3	Geological Risk

(a)	Hydrological and geothermal risks

The success of the Lihir operation depends, in part, upon the implementation of the Company’s engineering solutions to particular hydrological and geothermal conditions. Notwithstanding experience gained since the start of the operation, geothermal and hydrological ground conditions are unique in a mine the size of the Lihir mine. Significant removal of both groundwater and sea water inflow and geothermal control is required before and during mining. While the Company has achieved considerable success to date in addressing these conditions, no assurance can be given that future efforts will be adequate or meet expectations. A failure to resolve any unexpected problems relating to these conditions at a commercially reasonable cost could adversely affect the economics, safety and/or feasibility of the Lihir operation.

The Lihir operation uses geothermal power in order to reduce energy costs of the mine. Whilst Lihir Island contains large potential steam resources, specific reservoirs of steam must be identified and harnessed in order to meet the ongoing needs of the Lihir operation’s geothermal power facilities. The Lihir operation may fail to accomplish this in sufficient time to maintain the power requirements of the geothermal facilities, which could force the Company to rely on other power sources. See “Item 4. — Information on the Company — B. Business Overview — Description of Operations — (1) Papua New Guinea — Lihir Operation — 1.4 Mining”.

(b)	Earthquake seismic activity risks

Lihir Island is a volcanic seamount and the Lihir operation is located within the caldera of a volcano believed to be extinct. In addition, seismic investigations confirmed that Lihir Island is 90 km away from a seismically activity area of PNG. From United States Geological Survey (“USGS”) records of all earthquakes from 1973 to present, the strongest event within a 200 km radius of Lihir Island was a M8.2 earthquake on the Richter scale on November 16, 2000, with an epicentre approximately 109 km south-southwest of Luise Harbour (where mining operations are carried out) and at a depth of 33 km.

The second strongest event on the same USGS record was a M7.7 earthquake on September 9, 2005, centred 190 km south — southeast of Lihir at a depth of 90 km. These and other smaller events have been felt at Lihir Island.

No assurance can be given that operations at the Lihir mine will not be adversely affected by earthquake activity (including resulting tsunami risk) during the life of the Lihir mine. See “Item 4. — Information on the Company — B. Business Overview — Description of Operations — (1) Papua New Guinea — Lihir Operation”.

(c)	Landslide risks

The Lihir mine is located in a high erosion environment with the risk of landslides. Several small landslides have been recorded in the caldera including a significant landslide in October 2005 that disrupted gold processing for almost a month and resulted in the deaths of two employees. Landslides are influenced by natural phenomenon such as rainfall and earthquakes but may also be influenced by the ongoing mining operations.

No assurance can be given that operations at the Lihir mine will not be adversely affected by a significant landslide during the life of the operation.

2.4	Construction, commissioning and other operational risks
The Company operates in remote locations and this may exacerbate construction, commissioning and operational risk. Specifically, the successful completion of the MOPU project is subject to a number of risks and uncertainties including unforseen geological, physical, economic or environmental conditions that may result in cost over-runs, delays in construction or delivery of equipment resulting in delayed project commissioning. See “Item 4. Information on the Company — B. Business Overview, — Description of Operations — (1) Papua New Guinea — Lihir Operation — (3) Processing — (M) MOPU Project”.
2.5	Industrial relations risk
The Company cannot guarantee that it will not in the future face strikes, work stoppages, work slowdowns, grievances, complaints, claims of unfair practices or other industrial activity. Any such activity can cause production delays, increased costs and negative effects to the Company’s ability to deliver on production forecasts. As a result, operating results may suffer.
2.6	The Company has limited financial resources
The Company successfully raised US$325 million in March 2009 via an institutional placement of its ordinary shares and A$25 million from a share purchase plan and currently has $250million in debt facilities in place. While the Company currently believes that it has, or will have, access to resources sufficient to finance its operations and capital expenditure requirements including the MOPU project, the adequacy of the Company’s financial resources will depend upon its ability to generate sufficient revenues from gold production and to keep its costs and other expenditures within its current estimates. If the Company is unable to generate such revenues, keep its costs and expenditures within such estimates, or if unexpected conditions or developments occur, the Company could require more funds than are currently available to it.
2.7	The Company’s operations are subject to environmental obligations
As a mining company, LGL is required to comply with regulatory frameworks designed to protect the environment. Whilst the Company is in compliance with its environmental obligations, there is no guarantee that an event may not occur to jeopardize LGL’s ability to mine. Specific environmental risks applicable to each of the Company’s operations include the following:
(a)	Lihir operation

The volumes of waste rock currently produced by the Company’s Lihir operations comply with the levels permitted by the approved environmental impact statement and environment permits for the operations issued by the PNG Department of Environment and Conservation (“DEC”).

The Company’s MOPU project will require a number of permits and approvals, the most important being the environment permit which is being obtained in consultation with the DEC. The Company submitted an Environmental Impact Statement (“EIS”) to the DEC in November 2009 and from December 2009 commenced a formal consultation and assessment period with submissions closing on April 13, 2010. Whilst the Company continues to work with the DEC during this consultation and assessment period there is no guarantee that delays in obtaining the environment permit or other permitting delays will not be encountered and these delays could adversely affect the Company’s MOPU project operating at optimal capacity.

(b)	Mt Rawdon operation

At the Mt Rawdon operation’s mine site, there are risks associated with water use and drainage. A proportion of the stored waste rock has been categorized as potential acid forming and has the potential to generate poor quality water following oxidation and washout of the oxidation products following rainfall. The poor quality water is captured and contained in dams and pumped back to the tailings storage facility. The tailings storage facility currently contains elevated cyanide concentrations that have harmed and killed birds. Management practices are in place to minimise avian access to the storage facility. Seepage from the tailings storage facility to groundwater has been observed and the operation has installed pumpback wells and interception trenches directing seepage to reclaim dams and then pumping the seepage back into the tailings storage facility. The Queensland license requirements have included conditions on water quality, discharge and compliance criteria. The Company is currently in compliance with the license conditions.

(c)	Bonikro operation

At the Bonikro operation’s mine site, there are risks associated with water management and drainage. The mine has constructed a series of coffer dams upstream of the open pit in order to redirect natural drainage away from the open pit. There is a risk that, following high intensity rainfall or seismic events, there could be failure of the dams resulting in a water ingress to the open pit. This would cause short term operating inefficiencies whilst the water is removed and coffer dams re-established or alternative bypass systems established. There is also a risk that sediment rich surface water drainage could exit the mine site following high rainfall and flow into local village gardens causing damage to crops. This could result in compensation damage claims from the impacted farmer for loss of crops and vegetation.

Additionally, the communities surrounding the operation have made complaints regarding dust levels and damage to local housing following open pit blasting vibration events. These events have been investigated and dust and noise monitoring equipment sourced. Monitoring commenced in 2009 and the operation is in compliance with Côte d’Ivoire regulatory requirements.

2.8	The Company’s mining and exploration rights may be suspended or terminated
As a mining company, LGL is reliant on various governments renewing its existing mining and exploration rights. Specific risks associated with this process are as follows:
(a)	Lihir operation

The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a Mining Development Contract dated March 17, 1995 with the PNG national government. This sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG national government may terminate the Mining Development Contract and, therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation.

The Company’s Exploration Licence (EL485) has an expiry date of March 31, 2010. An application for renewal of the licence has been made and the Company is now waiting on a decision (extension of the licence is automatic whilst the application for renewal is being considered). A denial of the renewal would terminate the Company’s exclusive right to explore for gold on the remainder of Lihir Island (outside the area of the Special Mining Lease). Despite several subsequent communications with the relevant government department, the Company is yet to receive confirmation that the license has been renewed and accordingly, can provide no assurance that it will be renewed on acceptable terms or at all.
The MOPU project relies on the PNG national government granting a number of permits, licenses and approvals including environmental, ports, mine safety, electricity and immigration approvals. The Company is working with the PNG national government, in particular the Mineral Resources Authority (“MRA”) and the DEC, to streamline and facilitate the application for and processing of these requested permits and approvals. The EIS was submitted and accepted by the DEC in December 2009 and a four month approval process outlined. However, there is a risk that the necessary permits and approvals will not be granted by the PNG national government, will not be granted in a timely manner, thereby delaying the MOPU project or will be granted but with unexpected and possibly adverse conditions attached.

(b)	Bonikro operation and Côte d’Ivoire exploration licences

The Bonikro operation is subject to the provisions of the Mining Code and Mining Decree of Côte d’Ivoire which governs the granting of mining rights and the conditions upon which those rights may be terminated. A subsidiary of the Company, namely Equigold Mines CI SA (“EMCI”), a company incorporated in Côte d’Ivoire is party to a Mining Investment Convention dated May 3, 2007 with the State of Côte d’Ivoire. The Mining Investment Convention defines the conditions for EMCI’s performance of mining operations within the boundaries of the exploitation permit relating to the Bonikro operation. In certain limited circumstances, the State of Côte d’Ivoire may terminate the Mining Investment Convention. There is a risk that cancellation of the Mining Investment Convention could result in the cancellation of the Bonikro exploitation permit or the Bonikro operation becoming unprofitable.

Exploration licences are granted and are renewable as long as expenditure and work commitments are met as outlined and agreed to at the time of granting the initial exploration licence. There is a negligible risk that the exploration licences would be revoked by the State of Côte d’Ivoire.

(c)	Mt Rawdon operation

Mt Rawdon operates under an approved mining lease issued by the Department of Mines and Energy of Queensland, Australia. There is negligible risk that the mining lease would be withdrawn.

Exploration licences are granted and are renewable as long as expenditure and work commitments are met as outlined and agreed to at the time of granting the initial exploration licence. There is a negligible risk that the exploration licences would be revoked by the Queensland government.
2.9	The Company is vulnerable to currency risks and foreign exchange controls
The PNG national currency, the Kina, is subject to exchange controls. No assurance can be given that the Company will be able to convert its US$ receipts or any Kina funds it has into other currencies at rates comparable to those at which funds were remitted to PNG in the past or at all. In addition, the PNG Central Banking (Foreign Exchange and Gold) Regulations require the prior approval of the PNG Central Bank to convert funds from Kina into other currencies. These regulations generally require PNG companies to transfer all of their non-Kina revenues to PNG and convert them into Kina, as is ordinarily the case with large mining and petroleum projects in PNG. However, under the Mining Development Contract, the PNG national government has agreed to ensure that the PNG Central Bank will grant the Company permission to retain certain of its funds in currencies other than Kina, and to convert and transfer its Kina funds into offshore accounts outside PNG. This permission is limited to certain proceeds from bank loans, insurance policies, and the sale of gold, in an amount sufficient to cover certain specified purposes during the following three month period. As a result of these limitations, the Company is still exposed to certain exchange rate fluctuations and convertibility risks. There can be no assurance that the Kina will not depreciate from its current position against the U.S. dollar. See “Item 10. Additional Information — D. Exchange Controls”.
Although the Company reports in a single currency (US dollars), its costs and revenues are exposed to the fluctuations of a number of different currencies. Costs and capital expenditures incurred at the Lihir operation are denominated in US dollars, Australian dollars and PNG Kina. Capital expenditures and future operating costs at the Mt Rawdon operation and the corporate office are (and will be) principally incurred in Australian dollars. Capital expenditures and operating costs at the Bonikro operation are principally incurred in US dollars, Central African CFA, Australian dollars and the Euro. Revenues from the Lihir and Bonikro mines are in US dollars. Revenues from the Mt Rawdon mine are determined by metals prices denominated in US dollars but are currently received in Australian dollars.

Given that a significant portion of the Company’s revenue and a large proportion of expenditures are denominated in US dollars, the Company in 2008 revised its foreign currency hedging policy to enable hedging of known capital expenditure commitments in currencies other than US dollars and again in 2010 to enable hedging of some forecast Kina operating expenses. However, the Company’s non-US dollar costs and capital expenditures may still be subject to changes beyond its control due to fluctuations in these and other currency exchange rates.
2.10	Shareholders are subject to different rights under certain circumstances
The Company’s corporate affairs are governed by its constitution and the laws of PNG. Principles of law applicable to the Company and its shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. For example, while in most cases shareholder votes are held by ballot in a manner similar to the practice in the United States, in certain circumstances shareholder votes can be limited to persons actually present at a shareholder meeting (either shareholders or representatives of shareholders), and the quorum for such purposes can be as low as three persons as is provided for by the Company’s constitution. The Board also has the ability to refuse to register transfers of ordinary shares that would breach ASX rules or contravene laws. In addition, the Company’s shareholders may have fewer or less well-defined rights under PNG corporate law with which to protect their interests against actions by its Board or major shareholders than they might have as shareholders of a corporation incorporated in a jurisdiction in the United States.
2.11	Difficulty in the pursuit of litigation against the Company
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
In the Company’s prospectus issued in connection with the global offering of shares in 1995, it was stated that the courts of PNG will not permit original actions for civil liabilities, predicated upon the civil liability provisions of the US federal securities laws. The Company has no reason to believe that PNG courts today would take a different attitude, and allow such actions against the Company, or any of its non-US resident executive officers or directors. This should only be a difficulty for US investors to the extent that such an action cannot be brought in the United States, or a judgment of a United States court cannot be enforced in PNG.

Item 4. Information on the Company
A. History and Development of the Company
See “Certain Definitions” and “Glossary of Certain Technical Terms” at the start and the end of this Annual Report, respectively, for the definitions of certain terms used in this Annual Report.
(a)	Introduction
Lihir Gold Limited is a corporation incorporated in 1995 under the laws of PNG and registered under the Papua New Guinea Companies Act of 1997 (“Companies Act”). The registered office of the Company is located at Seventh Floor, Pacific Place, cnr. Champion Parade and Musgrave Street, Port Moresby, National Capital District, PNG. The telephone number of the registered office is +675 321 7711. The Company’s website is www.lglgold.com and its securities are quoted on the following exchanges:
•	Australian Securities Exchange Limited (“ASX”);

•	Port Moresby Stock Exchange (“POMSoX”);

•	Toronto Stock Exchange (“TSX”); and

•	National Association of Security Dealers Automated Quotations (“NASDAQ”).
The Company was incorporated to develop its cornerstone operation, the Lihir mine (the “Lihir operation”) located on Lihir Island in the New Ireland Province of PNG. In addition to the Lihir operation, the Company owns and operates gold mines in the following locations:
•	the Mount Rawdon operation in the State of Queensland in Australia; and

•	the Bonikro operation in Côte d’Ivoire in West Africa.
The Company also owns the Ballarat project in the State of Victoria in Australia. In 2009, a review of the Ballarat project concluded that it would be unlikely to achieve the desired production and cost outcomes. A decision was made to divest the Ballarat project and a sale process was commenced. On March 5, 2010, the Company announced the entry into an agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project. Under the agreement, the Company will receive A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million. On March 19, 2010, Castlemaine announced that it had received a firm commitment from its existing shareholders and new institutional and sophisticated investors to raise A$30 million. In this announcement Castlemaine further advised that the resolution to approve the issue of new equity would be considered by its shareholders at its upcoming annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from March 5, 2010.
During the year the Company divested its investments in Rex Minerals Limited and Mt Magnet South NL realising a total of $4.7 million.
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

The assets acquired from the joint venture included the Special Mining Lease which gives the Company exclusive mining rights within the leased area of Lihir Island for 40 years from 1995, provisions exist for extending the term of this lease in accordance with the PNG Mining Act 1992. The Lihir operation relates to the mineral deposits located within the area covered by the Special Mining Lease. The Company also holds the Exploration Licence (EL485) which provides the Company with the exclusive right to explore for gold and other minerals on the remainder of Lihir Island for a renewable two year period. The Company currently holds the licence until March 31, 2010. Under the provisions of the Mining Act 1992, the term of the exploration licence is deemed to be extended automatically pending the making of a decision on the renewal application.

Rio Tinto completed the sale of all of its shares in the Company in 2005 and no longer holds a direct interest in the Company. Niugini Mining Limited (“NML”), an original joint venture participant, was acquired under a scheme of arrangement and is now a wholly-owned subsidiary of the Company. No options over the Company’s shares remain outstanding. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — (e) Share Options”.

Until October 2005, the Company was managed by Lihir Management Company Limited (“LMC”), a wholly-owned subsidiary of Rio Tinto, pursuant to a management agreement dated March 17, 1995. Rio Tinto acquired a managing interest in the joint venture in 1989, and the joint venture had been managed by LMC since that time. Since October 2005, the Company has been under independent management following termination of the management agreement. As part of the termination of the management arrangement, the Company acquired all of the shares of LMC.

The Company has entered into two management services agreement with Lihir Services Australia Pty Limited (“LSA”), a wholly owned subsidiary. Under the agreements, the Company engages LSA to provide or procure the provision of various services. The services provided under the management services agreements include:
•	representation and liaison services;

•	banking and credit arrangements;

•	procurement of goods and services;

•	recruitment;

•	marketing of products;

•	tax returns;

•	strategic services;

•	accounting services;

•	IT and telecommunications;

•	organisational development;

•	administration and travel; and

•	legal.
LSA charges the Company a fee at normal commercial rates for providing those services under the two agreements. A copy of the management services agreements were previously included in Exhibit 4(w) and (x). The updated agreements are included in Exhibit 4(av) and (aw).
(2)	Merger with Ballarat Goldfields
The Company acquired 100% of Ballarat Goldfields in February 2007. Ballarat Goldfields has four wholly owned Australian subsidiaries: New Resources Pty Limited, Berringa Resources Pty Limited, Ballarat West Goldfields Pty Limited and Corpique (No. 21) Pty Limited. Assets acquired included the Ballarat East underground gold development project and the Ballarat West, Ballarat South and Berringa exploration projects located in the vicinity of the town of Ballarat in Victoria, Australia. The Ballarat operation produced 12,565 ounces of gold in 2009.

As noted above, this operation is subject to a sale agreement with Castlemaine Goldfields Limited.
(3)	Merger with Equigold
The Company acquired 100% of Equigold in June 2008. At the time of acquisition, Equigold had five subsidiary companies, three of which were wholly owned and incorporated in Australia and two of which were majority owned and incorporated in Cote d’Ivoire. As at January 2010, Equigold has seven subsidiary companies, three of which are wholly owned and incorporated in Australia, two of which are wholly owned and incorporated in Cote d’Ivoire, and two of which are majority owned and incorporated in Côte d’Ivoire. The Australian entities are Swindon Holdings Pty Ltd, Stanmines NL (now Stanmines Pty Ltd), and Kim Resources NL (now Kim Resources Pty Ltd) and the Côte d’Ivoire entities are Equigold Mines Côte d’Ivoire SA (“EMCI”) (90% interest effective December 31, 2009), Equigold Côte d’Ivoire SA (98% interest effective December 31, 2009), LGL Exploration CI SA (100% interest effective January 2010), and LGL Development CI SA (100% interest effective January 2010).

Assets acquired included the Mount Rawdon operation located in southeast Queensland, Australia, the Kirkalocka assets located in the Murchison region of Western Australia and the Bonikro operation located in Côte d’Ivoire in West Africa. As part of the acquisition, the Company also acquired 15,351 square kilometres of exploration licenses either granted or under application in Côte d’Ivoire covering in excess of 700 kilometres of highly prospective West African Birimian greenstone belts. The Kirkalocka assets were sold to a third party over the course of 2008-2009. Consideration included a combination of cash and shares in the purchasing company. The Company subsequently disposed of its shares in the purchasing company during 2009. The Company realised a $1.4 million loss on the sale of Kirkalocka assets.

(b) Capital expenditures
Capital expenditure over the last three financial years has been as follows:
Capital expenditure 2007 — 2009

(in US$ millions)	2009	2008	2007
Lihir	279.1	153.0	156.5
Ballarat	35.3	118.6	65.9
Bonikro	49.2	29.9	—
Mount Rawdon	5.1	1.3	—
Corporate	4.8	1.3	0.3

	373.5	304.1	222.7

Capital expenditure in fiscal 2009 totalled $373.5 million and included the following major items: (a) $123.2 million for the MOPU project and $27.6 million for the interim power station; (b) $128.3 million for other sustaining capital expenditure at the Lihir operation; (c) $35.3 million for the Ballarat operation’s infrastructure and development expenditure (pre-impairment loss); (d) $49.2 million at Bonikro including near mine pre-development costs of $21.3 million (incorporating Oumé, Bonikro and Hiré); and (e) $5.1 million and $4.8 million for Mount Rawdon operation and the Brisbane corporate office respectively.
Capital expenditure in fiscal 2008 totalled $304.1 million and included the following major items: (a) $50.6 million for the MOPU project; (b) $102.4 million for other sustaining capital expenditure at the Lihir operation; (c) $118.6 million for the Ballarat operation’s infrastructure and capitalized development costs; (d) $27.6 million for construction and commissioning of the Bonikro operation; (e) $2.3 million for expenditure in further defining existing reserves in Côte d’Ivoire (refer Note 1 (iv) of the financial statements); and (f) $1.3 million for each of the Mount Rawdon operation and the Brisbane corporate office.
Capital expenditure in fiscal year 2007 totalled $222.7 million and included the following major items: (a) $61.3 million for the ongoing construction of the Lihir operation’s flotation plant expansion; (b) $17.3 million for the expansion of the geothermal power plant at the Lihir operation; (c) $5.2 million on drill rigs for dewatering; (d) $4.9 million for dewatering pumping equipment; (e) $68.1 million for various projects between $0.1 and $4.5 million at the Lihir operation; and (f) $65.9 million for continued development at the Ballarat project.
Expenditures from 2005 to 2007 for the flotation plant were funded from the proceeds of the gold loan transacted in September 2005 and from operating cash flows, whilst other capital expenditure for the Lihir operation in 2007 was funded from operating cash flows. Capital expenditure in 2007 on the Ballarat project was funded principally from the Company’s offering of ordinary shares in April 2007. Capital expenditure in 2008 was funded principally from operating cash flows. Capital expenditure in 2009 was also funded principally from operating cash flows.
The Company’s capital expenditure commitments as at December 31, 2009 total $334.6 million. The major items of capital commitment are:
(a)	Lihir operation ($151.6 million for the MOPU project and $170.2 million for other equipment purchases);

(b)	Bonikro operation ($12.2 million the resource drilling program and other equipment).
For fiscal year 2010, capital expenditure of approximately $640 million is projected as at the date of this Annual Report. This estimate includes $200 million for sustaining capital expenditure at the Lihir operation (including development of geothermal power, relocation of economic stockpiled ore, preliminary developments of the Kapit pit and replacement of various items of the mining fleet), $400 million for the MOPU Project, $25 million for sustaining capital expenditure at the Bonikro operation and pre-development costs in Côte d’Ivoire and $15 million for sustaining capital expenditure at Mount

Rawdon and Brisbane corporate office. The Company expects to fund these commitments largely from operating cash flows and cash on hand of $473.5 million as at December 31, 2009.
B. Business Overview
The Company’s operations consist of gold mining and processing operations on Lihir Island in PNG, at Mount Rawdon in Queensland, Australia and Bonikro in Côte d’Ivoire, West Africa. The Company is also actively exploring in Côte d’Ivoire, where it has over 18,000 square kilometres of exploration licenses either granted or under application in the highly prospective Birimian greenstone belts. For each of the Lihir and Mount Rawdon operations, once the gold dore has been produced it is securely transported to Perth, Western Australia for refining by AGR Matthey. A refinery agreement is in place between each of the operations and AGR Matthey. After refining, the gold is normally sold ‘spot location London’ through the international gold market to various financial institutions. Gold dore from the Bonikro operation is securely transported to Switzerland, where it is refined under agreement by Metalor Technologies SA and then sold ‘spot location London’ to various financial institutions.
The Company’s licences to operate and mine in PNG are subject to the PNG Mining Act 1992 and the Mining Development Contract dated March 17, 1995 with the PNG Government. See “Item 10. Additional Information — C. Material Contracts — PNG Mining Laws, Related Agreements with PNG Government”. The Company’s use of patented process technologies, including Dynatech Corporation’s (formerly Sherritt) pressure oxidation process and Anglo-American Research Laboratories’ elution system, are secured through life-of-mine license agreements.
The Mount Rawdon operation comprises 12 mining licenses covering approximately 39.6 square kilometres. The Company currently maintains six exploration permits for minerals (“EPMs”) surrounding the Mount Rawdon mine site. These six EPMs encompass 604.8 square kilometres.
The Bonikro operation is located on an exploitation permit granted by the government of Côte d’Ivoire. The Bonikro gold deposit is located within the area of Exploitation Licence Number PE32, originally granted to Equigold Côte d’Ivore SA by Presidential Decree 2007-05 on January 17, 2007. The exploitation licence, from 2007, covers an area of 37.12 square kilometres with an extension pending of 264.3 square kilometres and has a term of 8 years.
The Company owns the Ballarat project in Victoria, Queensland, which it acquired through the merger (by way of scheme of arrangement) with Ballarat Goldfields in 2007. As mentioned earlier, on March 5, 2010, the Company announced the sale of the operation to Castlemaine Goldfields Limited.
The Company also holds four mining licenses in Western Australia, Australia, totalling 2.84 square kilometres.
Description of operations
1.	Papua New Guinea- Lihir operation
1.1	Summary

(A)	Introduction
The Company is the sole owner and licensed holder for gold mining, processing, and associated infrastructure assets on Lihir Island, PNG. The following is a summary of the Company’s current operations on Lihir Island, PNG. Given the size, scope and long remaining production life of the Lihir operation, changes in operations may be made in the future, and these changes could be material. See “Item 3. Key Information — D. Risk Factors” for a discussion of possible risks to Lihir’s operations.

(B)	Lihir Island (Niolam Island)
Niolam Island (also known and commonly referred to as Lihir Island) is the largest of the Lihir group of four islands. It is located 920 kilometres northeast of the PNG capital of Port Moresby. The Lihir Group of islands forms part of the province of New Ireland.
Lihir Island is a volcanic seamount that rises steeply from sea level to about 600 meters above sea level. It is approximately oval in shape, roughly 22 kilometres long from north to south and 14.5 kilometres from east to west at its widest points. There is a caldera of a volcano, which is believed to be extinct, (the “Luise Caldera”) which adjoins a harbour (the “Luise Harbour”) on the east coast of the island. All the known ore deposits of the Lihir mine are located in the Luise Caldera.

Lihir Island experiences a high level of rainfall, averaging about 3,750 millimetres per year with a range between 2,800 and 5,400 millimetres experienced during operations to date. It has an annual mean relative humidity of about 82%. The temperature generally varies between 20°C and 30°C (68°F and 86°F). Lihir Island is north of the area most affected by cyclones. Natural vegetation is mostly rain forest.

Prior to the development of the Lihir operation, Lihir Island was largely undeveloped. Subsistence agriculture was the principal occupation of most Lihirians, supplemented by some cash crops such as copra.
(C)	Mining rights
The Company holds the Special Mining Lease (“SML”) which gives the exclusive right to mine and produce gold from the Luise Caldera area on Lihir Island, including the site of the processing plant on Putput Point. The SML is governed by the Mining Development Contract. The SML can be terminated only if the Mining Development Contract is properly terminated.

Under the PNG Mining Act 1992, a developer may apply for a lease for mining purposes (“LMP”) to cover ancillary areas required to support a mining operation. A mining lease (“ML”) is required for any quarrying operations outside the SML. The Company has been granted two LMP one which covers the accommodation and commercial centre, the Londolovit reservoir and the Lakunbut dam and the other which covers the airstrip. The Company has also been granted two ML for a hard rock quarry and limestone quarry. These LMP and ML are joined by three mining easements that provide corridors for road access and power line and water supply.

The SML covers 1,739 hectares and includes the Luise Caldera, Luise Harbour and part of Putput Point. As such, it covers the ore body, processing plant, stockpiles and marine facilities. The LMP for the accommodation and commercial centre covers 674 hectares in the Londolovit area and the LMP for the airstrip covers 34 hectares. The ML for the hard rock quarry covers 47.7 hectares while the ML for the limestone quarry covers 23.7 hectares
(D)	Operations
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

In February 2008, the Board granted approval for the commencement of the MOPU project. The MOPU project is expected to increase the processing capacity of the plant by approximately 4.0Mt/a by increasing autoclave capacity by two thirds, and by adding crushing, grinding, thickening, oxygen and leach plant capacity. The in-pit reserves with the MOPU project are slightly larger than those for the previous plant configuration. This is due to increased pit volume and reduced cut-off grade, both of which result from reduced processing costs with the expansion. Simplified process flow charts are shown below prior to the MOPU project.
Current Plant Flowchart after Flotation Installation
Until 2004, the main gold-producing pit was Minifie. Production from Minifie has been scaled back since early 2005. The second pit, Lienetz, is being mined in a series of phases to produce the majority of gold ore from 2005 until 2014. The third pit, Kapit, commenced development in 2009 and is expected to produce ore from 2015 onwards and, with further cutbacks during this period to both Minifie and Lienetz, complete the mining period.

1.2	Geology and mineralisation
Lihir Island is made up of five Miocene-Pleistocene volcanic units, of which three are recognizable volcanic craters (including the Luise Caldera) and two are sequences of mafic volcanic rock that pre-date the three volcanoes. The volcano that formed the Luise Caldera was the most recent major volcanic event on the island. It was formed in the Pleistocene age, up to one million years ago. Remnant geothermal activity is present in the Luise Caldera, evidenced by hot springs and fumaroles. Studies of groundwater circulation indicate there is no magma present below the Luise Caldera.

The Luise Caldera is a well-defined, elliptically shaped caldera, which rises steeply to several peaks over 600 meters above sea level. The caldera is open to the northeast where it is breached by the sea to form Luise Harbour. Luise Caldera measures approximately 5.5 kilometres by 3.5 kilometres. Currently defined gold mineralization occurs within an area of about 2.0 by 1.5 kilometres near the centre of the caldera.

Exploration work since 1982 has defined several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Lienetz, Minifie, Coastal, Borefields and Kapit. Of these, the largest is Minifie, which is about 1,000 by 600 meters with mineralization extending from the surface (50 meters above sea level) to 250 meters below sea level. The Lienetz deposit north of Minifie is about 800 by 400 meters, and extends from the surface (140 meters above sea level) to 300 meters below sea level. The smaller Coastal deposit adjoins Lienetz on the northeast, separating it from the sea. The Borefields zone extends to the north-east along the Minifie structure and is an extension of the Minifie mineralization. The Kapit deposit, extending 300 to 400 meters north of Lienetz, is about 450 by 300 meters with mineralization extending from near surface to 250 meters below sea level. Drilling in 2002 and 2003 extended the limits of Lienetz to the northwest, confirmed physical connection between Lienetz and Kapit and extended the current knowledge of the Kapit deposit to establish mineral reserves. The Kapit deposit continues to be explored by drilling, geotechnical, geothermal and economic studies.

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

1.3	Reserve Estimates
During 2003 and 2004, an intensive reserve definition and extension drilling program was undertaken at Lihir, which partially converted the Kapit deposit into reserves. Subsequent drilling in 2007 and 2008 has extended the reserves in the Kapit area, and potential remains to further extend these reserves.

Development of the Kapit deposit will require the construction of a coffer dam in the shallows of Luise Harbour. Economic and technical studies have demonstrated the financial and technical viability of the coffer dam, and a preliminary design, cost estimate and construction schedule have been developed. A substantial geothermal depressurization program is also required prior to the mining of the Kapit deposit. Depressurization drilling has been in progress since 2007 with further drilling scheduled for 2010. Depressurisation monitoring in the mining area to date indicates a decreasing trend in reservoir pressure, consistent with timing requirements for the development of Kapit. Development of the Kapit pit will also require the relocation of the current low-grade stockpile situated on this deposit. The Kapit pit development lies within the SML. Subject to due processes of community approvals (such as community consultation and engagement), there currently are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the deposit.

Appropriate reviews and additional studies in the areas of mining, geotechnical, geothermal, groundwater and geological modelling have been carried out to confirm and further develop the assumption base for the mine. Site reviews of mining and processing costs have provided for an improved modelling and optimization base for the latest estimate.

The ore reserves in the table below are based on the Lihir block model developed in December 2008, which was calculated at a gold price assumption of $800 per ounce. The ore reserves are adjusted to take account of mining depletion, to June 30, 2009.

				Contained
	Reserve	Tonnes	Average grade	Ounces
	Category	(In millions)	(g/t Au)	(millions)
Un-mined Ore	Probable	269.2	2.77	23.9
Economic Stockpiled Ore	Proven	61.6	2.46	4.9
Total Reserves		330.8	2.71	28.8
Reserves have been reported in accordance with Industry Guide 7.

Un-mined ore reserves quoted are those remaining below the mining surface at June 30, 2009, within the current pit design.

Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of June 30, 2009.

The number of ounces of contained gold does not indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency.

The calculation of the average break even cut-off grade of 1.36g/t for mill feed considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpiled lower grade fraction. The costs used are based on life of mine modelled costs broken into two periods, the ‘mine and process period’, and ‘stockpile processing period’. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. Mill recoveries used are based on current operating experience for both the flotation plant and the autoclave and test work on future ore types.

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

The optimisation process uses a strategy of progressive refinement to develop a pit shell that maximises profit. The final stage of the process uses a scheduler to verify that the reserves contained within the pit can be mined and processed economically. This scheduler is a constraint-based scheduling system that also seeks to maximize NPV. It is capable of optimizing multiple relationships within the mining schedule within specified constraints.

The information in this report regarding ore reserves at Lihir Island is based on information compiled by Mr David Grigg. David Grigg is employed by LGL in the role of Superintendent Mine Planning.
1.4	Mining
(A)	General
The ultimate pit shell contains approximately 918 million tonnes of material remaining to be mined, of which approximately 269 million tonnes are proven and probable reserves in-pit and 649 million tonnes are waste, for an overall waste/ore stripping ratio of 2.4. Most waste material will be disposed of offshore in deep water within the confines of the SML area.

Mining of sulphide ore commenced in the Minifie area because of its higher grade and shallower depth, and has been extended over time to encompass the Lienetz and Kapit areas. During 2003 and 2004 most of the mine production was from the Minifie pit. Production of ore from the high grade Phase 5 in the Lienetz pit started in the final quarter of 2004 and it was the main ore source in 2005 until mid 2006. Phase 7 and Phase 6, either side of Phase 5, have since been developed and were the main ore source until 2007. Phase 8 development in northern Lienetz started in early 2007 and was the main ore source from 2008 until 2009. Development of Phase 11, the western edge of Lienetz, began in 2008.

Material moved during 2009, 2008 and 2007 is shown in the following table.

	2009	2008	2007
High-grade sulphide ore (K tonnes)	6,089	6,204	6,111
High-grade sulphide ore (g/t Au)	5.09	4.98	5.14
Low-grade sulphide ore (K tonnes)	6,630	8,335	4,380
Low-grade sulphide ore grade (g/t Au)	2.23	2.22	2.32
Total Ore (K tonnes)	12,719	14,539	10,491
Total Ore grade (g/t Au)	3.60	3.4	3.96
Total Waste (K tonnes)	33,649	36,120	47,769
Total Material (K tonnes)	46,368	50,660	58,260
(B)	Pit design and planning
The pit design has been developed using a corporate and mine planning framework which guides the ultimate design. Scheduling and policy optimisation work is undertaken using measured and indicated material to define a series of efficient and operational nested shells for mining and an ultimate zero profit shell to define the mining limits. These shells and ultimate pit shape are used to produce detailed designs.

Inter-ramp slope angles range from 10[o] to 25[o] in soil-strength material, 32[o] to 36[o] in weak rock, and 48-55[o] in hard rock. Mining is carried out on 12-meter benches.

Detailed designs have been developed for all phases (push backs) out to and including the ultimate pit shell. This has resulted in 9 remaining mining phases which have been scheduled to demonstrate that mining is practical and economic over the life of the mine. The mining sequence has been optimised to maximize the life of mine value of the deposit and a variable mill feed cut-off grade for direct process ore has been determined for each year of the mining period.
(C)	Production scheduling
In order to maximize project value, the mining production schedule is structured to deliver the highest grade ores to the processing plant as early as possible, consistent with practical and logical pit development. An elevated cut-off grade is therefore established, above which ore is processed immediately, while ore with a lower grade (above the marginal cut-off) is stockpiled for later processing. This high grade cut-off varies on a periodic basis, to maintain a continuous ore supply to the mill.
(D)	Mill throughput
The circuit throughput is dictated by the autoclaves, with the operating strategy focussed on ensuring maximum utilisation of the high capital cost items of the plant – primarily the autoclaves and oxygen plants. The limiting factor in autoclave throughput is the amount of sulphur that can be oxidised. Throughput is therefore maximised until such time as the oxidation starts to suffer, indicated by rising autoclave discharge sulphur levels. There is an economic trade-off between increased throughput and reduced gold recovery, as a result of insufficient oxidation.

The additional milling capacity gained through the flotation expansion in 2007 means that the autoclaves are now more often the production bottleneck – with the operating strategy being to ensure that constraints in crushing, milling and leaching are minimised.

The processing facility is currently operating to a target of approximately 1,000 tonnes per operating day of sulphur fed to the autoclaves, depending primarily on the oxidation characteristics of the ore being processed, the feed solids density to the autoclaves and the oxygen available. Material processed then varies according to the sulphur grade.
(E)	Metallurgical recovery
The planned metallurgical recovery is determined from current historical operating experience and realistically expected future plant performance. The carbon-in-leach (“CIL”) tail grade is modelled primarily as a function of the circuit gold grade, the autoclave discharge sulphur grade and to a lesser degree the CIL circuit throughput. Test work is being undertaken to further evaluate the varying recovery relationships by material type including stockpile material.

For autoclave feed during the mining period the recovery is approximately 88% to 92% whilst the recovery of material through the stockpile processing period is expected to be approximately 84% to 87%.
(F)	Sulphide content
The average sulphide content is highly variable. Therefore, significant effort is committed to controlling blending of plant feed to maximize throughput by sequencing mine development and stockpile feed strategies. The ore blend and sulphur target varies depending primarily on ore type, ore reactivity, and gold grade. Utilisation of the flotation circuit allows the sulphur content of the autoclave feed to be raised closer to the optimum level of around 6.5% sulphur. During processing of stockpiled material after the cessation of mining this grade will drop, but will remain in the range where the autoclave heat balance remains autogenous.

(G)	Economic grade ore stockpiles
All ore grading below the applicable annual mill feed cut-off grade (but above the waste or marginal cut-off grade) will be stockpiled for processing after open pit mining ceases. In the early years of production the PNG Government required that material with a grade above 1.6 g/t be stockpiled. In 2003 the permitted cut-off grade was increased to 2.0 g/t. Stockpiled material is processed either following the completion of the mining period, or earlier as ore supply from the open pit dictates. Throughputs and recovery of stockpiled material are based on current operating practices and test work, but the behaviour of this ore, after being stockpiled for periods in excess of 15 years, is uncertain.

The current mine plan requires a peak of approximately 150 million tonnes of low grade stockpiling capacity, however the capacity to stockpile outside the pit and within the SML is limited by topography to approximately 60 million tonnes. The mine plan therefore relies on in-pit storage to accommodate the balance.
(H)	Waste rock disposal

Because of the lack of suitable land, the potential for seismic activity, high rainfall and the potential for acidic run-off, the Company and the PNG Government concluded that land-based disposal of waste rock was not a viable option and that the preferred option, in terms of cost and environmental acceptability, continues to be offshore disposal in deep water within the confines of the SML. The acidic generating characteristics of the waste rock are inhibited in sea water. Soft waste disposal is achieved using a fleet of up to five bottom dump self-propelled barges via two loading docks of three bays each in a single wharf structure. Competent waste material is used for in-pit bench and haulroad sheeting, and as a bulk construction material for ex-pit haulroad construction, slope buttressing and land reclaim. A significant quantity of competent waste rock is expected to be used for the Kapit coffer dam construction.

(I)	Blasting
The Company engaged DNX PNG Pty Ltd to provide all products, labour and equipment to carry out the required blasting operations. This includes procurement, transport, manufacture, storage and management of all explosive material and the design, provision, repair and maintenance of magazines, manufacturing facilities with a capacity of 50 tonnes of emulsion per day, and mobile explosive delivery units. The contractor measures and records hole data (including temperature), primes holes, loads explosives down the holes, ties-in and initiates the shots, and is responsible for legal compliance during manufacture, and blasting (including post-blast inspection and dealing with misfires and secondary blasting). Since the ground temperatures are typically above 100 degrees Celsius, explosive emulsions used are desensitized to heat by special formulation and blending with glass micro balloons. New formulations are currently under development in anticipation of the need to blast in higher ground temperatures in future. See “Item 10. Additional Information – C. Material Contracts – (f) Lihir operations blasting services contracts”.
(J)	Mine drainage
The average annual recorded rainfall at the Lihir operation is approximately 3,750 millimetres and has ranged from 2,800 to 5,400 millimetres with a maximum one-hour intensity of 65 millimetres. For this reason, considerable attention has been paid to the design of appropriate facilities for mine drainage. This includes a system of surface diversion channels designed to intercept storm water flows before they enter the open pit. A 3% inclined bench arrangement, and a system of drainage berms, culverts, sumps and pumps has also been incorporated into the design of each of the phases of pit development. Despite these design provisions, localized mine production sometimes has to be suspended during periods of intense rainfall.

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
1.5	Processing
(A)	General
A total of 6.5 million tonnes of ore were milled and 4.8 million tonnes were fed through the autoclaves in 2009 to produce 853,391 ounces of gold.

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

The ore is crushed and then milled through one of two milling circuits, one of which incorporates flotation to allow upgrading of the sulphur and gold grades. The product of these circuits is a slurry with grades optimized to suit the next treatment stage, pressure oxidation in the autoclaves. After the autoclaves the oxidized slurry is washed through counter-current decantation (“CCD”) thickeners to remove acid before continuing through neutralisation, CIL, and tailings disposal. Gold is recovered from the CIL process through carbon stripping, electro-winning and smelting.

The processing plant was initially designed to treat 375 tonnes of ore per hour at a design sulphur grade of 7.2%. A design autoclave operating time of 89% of total time was predicted, resulting in a plant capacity of 2.9 million tonnes per year. The processing plant was upgraded in 1999 to include a second oxygen plant and a small pilot flotation plant. Three autoclave heat recovery vessels, used to pre-heat autoclave feed, were installed in 2001 along with a twelfth power generatoring unit. In 2002, a pebble crushing circuit was installed in the grinding area to increase grinding capacity, and three additional autoclave feed pumps were installed in 2003. In 2004, a new carbon regeneration kiln was installed to increase gold recovery from the CIL circuit. In 2005, a gravity circuit was installed with the intention of recovering any free gravity recoverable gold prior to leaching. Materials transport difficulties combined with a lower than expected occurrence of gravity recoverable gold led to the gravity circuit being decommissioned.

The Company commissioned the 3 Mtpa capacity flotation circuit in 2007 aimed at maximizing autoclave capacity and improving the economics of processing lower sulphur grade ores. The upgrade included a new grinding and flotation plant, increased autoclave feed tank capacity, an additional 10 tph oxygen plant, an additional lime slaker and an additional gold desorption circuit. Ores of lower sulphur content are targeted for treatment in the new circuit which utilizes flotation to upgrade the sulphur and gold content of the concentrate that is produced. This flotation concentrate is mixed with ground ore from the existing grinding circuit to provide more optimal feed for the autoclave circuit. The oxygen supply and gold desorption circuits were upgraded to allow for the increased gold production capability.

Also in 2007, one of the original grinding thickeners was converted to a third CCD wash thickener to reduce the consumption of lime in the gold leaching circuit.

During 2008, a new larger soft ore sizer (ABON) was installed as a replacement to the unreliable and low capacity MMD sizer. This allows for increased crushing capacity and improves the capability of crushing softer high clay content ores. In 2008 a mobile crushing plant was commissioned on a hire purchase arrangement to further boost crushing capacity and to provide some insurance against crushing and conveying circuit downtime. This unit was subsequently purchased in 2009.
(B)	Crushing
Run-of-mine stockpiling and primary crushing facilities, incorporating a gyratory crusher and the newly installed ABON sizer, are located at the Ladolam Creek area, approximately 500 meters east of the Minifie pit. All other processing facilities are located at Putput, approximately one kilometre southeast of the Ladolam Creek area.
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
Water is combined with the ore feeding the HGO Semi-autogeneous grinding (“SAG”) mill to form slurry. Steel balls and the larger rocks in the feed grind the ore down to a fine particle size. Coarse pebbles (scats) rejected from the SAG mill are conveyed and crushed separately in the pebble crushing circuit before returning to the feed conveyor. SAG mill discharge slurry is pumped to cyclone classifiers that separate coarse from fine particles. Coarse material is directed into a ball mill for further fine grinding before reclassification, whilst fine material continues on to a thickener. In the thickener, water is recovered and flocculant is used to assist the settling of solids. Thickened slurry is pumped to the pressure oxidation circuit. A larger thickener was installed early in 2005 to allow the plant to better deal with clay-rich ores from the Lienetz pit.

The FGO grinding circuit operates in a similar manner to the HGO circuit with the exception that there is no scats conveying and crushing circuit, scats from these mills are conveyed back to the coarse ore stockpile by front end loader for processing through the HGO mills and scats crushers. Product from the FGO grinding circuit reports to a rougher flotation circuit which separates and concentrates gold containing sulphide minerals into a flotation concentrate. The flotation concentrate is thickened to 50% solids density prior to blending with thickened HGO ore in the Pressure Oxidation feed tanks. The flotation circuit can be bypassed, allowing the FGO grinding circuit to provide additional direct feed to the autoclave circuit if needed, which has greatly increased the flexibility of the grinding circuits. The operation of the flotation circuit increases throughput and also provides much improved control of sulphur grade to the autoclaves allowing more economic treatment or a wider range of ore types.

(E)	Pressure oxidation
The Lihir operation’s pressure oxidation circuit utilizes Dynatec Corporation’s patented technology and is typical of pressure oxidation autoclave circuits used to treat refractory gold ores elsewhere in the world. Feed slurry with low sulphur grades is first pre-heated to between 60°C and 90°C in heat recovery vessels. High sulphur ore can bypass this heat recovery stage. The feed slurry is then pumped under high pressure into three horizontal, six-compartment autoclave vessels. Inside the autoclave, slurry is subjected to an operating pressure of 2,650 kPa and a temperature of 200°C — 210°C. Pure oxygen added into the autoclaves causes rapid oxidation of sulphide minerals, exposing the contained gold particles. Autoclave discharge slurry is depressurized into a flash vessel where temperature and pressure are reduced closer to atmospheric conditions. Resultant steam produced in the flash vessels can be used in the heat recovery vessels if pre-heating of the feed slurry is required. Carbon dioxide, nitrogen and residual oxygen is vented from the autoclaves into the atmosphere.

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

The current site power requirement is approximately 76 megawatts of energy to meet all the operating needs and allow for an appropriate spinning reserve (or operating power margin to allow for fluctuations in demand). With the additional geothermal turbines, up to 56 megawatts is sourced from geothermal energy with the remaining 20 megawatts from HFO generators, depending on steam availability. The Company is actively seeking to source additional geothermal steam reserves to further reduce hydrocarbon sourced power generation.
(G)	CCD washing and neutralization
Oxidized slurry passes through a three-stage CCD thickener circuit where it is washed with process water to remove the bulk of the sulphuric acid created during the oxidation process. Residual acid is then neutralized by the addition of milk-of-lime, which is prepared from imported quicklime in a slaking circuit. In this way, slurry pH level is increased to an appropriate level for cyanide leaching. Dilution water is added to reduce slurry viscosity in preparation for CIL processing. During 2004, a by-pass line was added to the CCD thickener to allow maintenance activities to occur with minimal production effects.
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
Loaded carbon is recovered from the CIL circuit and stripped of gold in a continuous elution system. This involves soaking gold-loaded carbon in a hot caustic/cyanide solution, causing the gold to desorb from carbon back into solution, and then rinsing the carbon with hot demineralised water. Stripped carbon is then regenerated by heating in an atmosphere of steam, before being returned to the CIL circuit.

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

Following the introduction of the flotation expansion the overall ore treatment process was designed to recover between 75% and 90% of contained gold, depending on ore type. Overall plant recovery for 2009 was 81.3%.
(J)	Tailings disposal
The tailings from CIL, the acidic wash water from the CCDs and the flotation circuit tailings are combined with power plant and oxygen plant cooling water streams in a junction box. Cyanide detoxification is achieved by mixing of iron-rich CCD liquor with CIL effluent to complex the free cyanide. A mixing tank allows sufficient retention time for the reactions to proceed and the tailings disposal is managed to ensure PNG water quality standards are met.

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
Lower grade ores from the mine have been stockpiled for future processing. Weathering and natural oxidation of stockpiled ores has the potential to inhibit autoclave throughput by reducing the grade of sulphide in the ore. To mitigate this effect, a number of measures have been taken:
•	The heat recovery circuit commissioned in the third quarter of 2001 enables the pressure oxidation circuit to treat a lower grade of sulphide in ore feed.

•	Flotation plant capacity provides an opportunity to increase the sulphide grade of stockpile ore.

•	Blending of stockpile ores combined with operation of the flotation circuit enables feeding of the autoclave circuit at the optimum sulphur level.
(L)	Plans to construct, expand or improve facilities (MOPU project)
Mined ore production at the Lihir mine significantly exceeds the process plant capacity. Excess ore is currently stockpiled for future processing. Accordingly, during 2006 a scoping study was undertaken to assess options for expanding the Lihir operation process plant. Various technologies and arrangements were considered. The results of the study indicated that the optimum option involved continued use of the mine’s existing pressure oxidation process technology with the additional pressure oxidation throughput processed by a new autoclave having twice the capacity of each of the existing units. Additional crushing, grinding, thickening, oxygen and leach plant facilities are also required to provide for the increased throughput.

On February 29, 2008 the Board of Directors announced approval to proceed with a major upgrade of the Lihir operation. The Million Ounce Plant Upgrade (“MOPU”) Project is expected to lift gold production capacity to approximately one million ounces per year from the end of 2011. The MOPU Project was the subject of a 12 month feasibility study in 2007 and 2008which concluded that the upgrade will:
•	Increase output, lower cash costs in a more reliable and consistent production environment.

•	Increase the rate of gold production by an average 240,000 ounces per year over the life of the operation, with output over the period from 2012 to 2023 raised by 2 million ounces to more than 10 million ounces.

•	Increase overall gold recovered by in excess of 1 million ounces over the life of the operation due to improved processing efficiencies.

•	Reduce costs of production following commissioning in 2011 due to economies of scale associated with the higher annual production levels.

•	Boost operating cash flows and deliver a significant uplift to net present value.

•	Create operational flexibility to ensure more reliable and consistent production.
Following the upgrade the annual throughput capacity of the process plant is targeted to increase to more than 10 million tonnes, depending on among other things, the sulphur content of the ore feed. The increased throughput is expected to produce an increase in averaged annual gold production of 240,000 ounces.

The increase in gold production is achieved in two ways:
•	By maximizing direct feed ore to the autoclaves, thereby increasing gold recoveries and consequently total gold production.

•	By optimizing the processing operation and increasing the oxidation of the sulphides contained in the ore.
The plant upgrade has been developed with the approach of minimizing risk by utilizing the same processes and technology currently in use at the Lihir operation. A conservative approach has been taken to design and equipment specification.

The total capital expenditure requirement for the additional plant and equipment is expected to be approximately $700 million in February 2008 dollars.

The above estimate excludes capital investment required for expansion of power generating capacity. The expanded plant is predicted to increase average power demand from the current demand of 76 MW to 126 MW. The feasibility study has been developed on the basis that the expanded plant will be primarily powered by steam from geothermal sources through an expansion of the geothermal power generating capacity. Existing geothermal power generation capacity on Lihir Island totals 56 MW. Optimisation of the existing plant could lift production to 76 MW through improvements to turbines and addition of binary units to utilize heat from brine, which is currently rejected as waste. The estimated capital cost of this optimisation is approximately $40 million. However, these improvements are subject to verification of steam supply and completion of cost evaluation of other technologies.

Pending definitive geothermal resource exploration and final evaluation, an interim power station (“IPS”) is being installed. A detailed feasibility study for the IPS was completed and approved in 2009. The IPS will meet the power requirement of the expanded plant until the geothermal expansion is effected or some other power generating technology has been established to meet long term power needs. The IPS will be a heavy fuel oil, reciprocating engine power station. It will be barge mounted, providing flexibility for resale. The total cost, including the shore side infrastructure to support the power barge is expected to be approximately $160 million and will provide an additional 70 MW of net generating capacity.

The capital expenditure of the expansion projects is expected to be approximately $400 million in 2010. The project is currently on budget and is expected to be completed by the end of 2011.

Regulatory approvals and permits for the upgraded plant include environmental approvals and an additional mining lease to facilitate water supply infrastructure construction. These are required prior to commissioning and will be sought from the relevant authorities progressively over the next 12 to 18 months.

A program of community and government consultation has already commenced. The MOPU Project is expected to deliver a range of benefits for the people of Lihir managed through the Lihir Sustainable Development Plan. It will provide significant investment into the local community at Lihir. Economic benefits will flow to landowners, employees and shareholders.
(M)	Processing period after 2022
The current life of mine plan indicates that up to 150 million tonnes of economic grade material will be on stockpile by the end of mine life in 2023. This stockpile material is projected to have an average gold grade of 2g/t. The ultimate amount of material stockpiled and processed may vary depending on future cut-off grades policies adopted, error estimation inherent with proven and probable reserves categories, and the overall contained sulphur levels of long term stockpiles.
1.6	Exploration
Within the Luise Caldera lie all the reported gold reserves on Lihir Island. Any area within this area which has not yet been systematically drilled remains prospective for the discovery of additional gold mineralization. The following map shows the land leases (shaded in colours) available to the Company for exploration activity.

Drilling to December 2009 focused on the North Lienetz, Coastal and Kapit Link zones. A total of 41 holes were completed up until December 31, 2009 for 100,500 m. These results were used to gain better definition of known mineralisation within targeted areas. 2010 drilling is designed to continue investigating the same areas as well as some infill drilling in the Lienetz area. The additional drilling will continue to define the mineralisation which will assist with determining the commercial viability and technical feasibility of this mineralisation.

Early stage exploration is also continuing over other parts of Lihir Island. The Luise Caldera is one of five distinct volcanic remnants which together form Lihir Island. A number of these volcanic remnants display geological similarities to the Luise Caldera, and are therefore considered prospective for gold mineralization.

Exploration programs are planned to explore fully the potential of the remainder of the Island, through a phased program of outcrop mapping, stream sediment and outcrop sampling, soil sampling, and drilling (assuming sufficient encouragement is gained from each phase to justify follow-up investigation). Subject to negotiations for land access, it is anticipated that the whole island will have been mapped and surface sampled within the next five years. Follow up exploration will be dependent upon the results collected from this work. See “Item 3D. Risk Factors – 2.8 The Company’s mining and exploration rights may be suspended or terminated.”

Exploration activities are expected to be funded from operating cash flows.

1.7	Infrastructure
Little or no infrastructure existed on Lihir Island prior to the commencement of mine related activity and development of the Lihir operation required a significant program of infrastructure construction. In addition to the processing plant and barge loading facilities for waste rock disposal, infrastructure now includes a main administration office, an analytical/environmental laboratory, a training building, a warehouse, plant and mine maintenance workshops and emergency response facilities.

Infrastructure for the workforce includes housing and camp accommodation, and related community facilities such as a school, medical centre, supermarkets, an open market and a police station. Camp infrastructure comprises a mix of accommodation types with a total capacity of approximately 3,000 beds, as well as associated messing and recreation facilities, and plants for water and sewerage treatment. This infrastructure was upgraded during 2006 to meet the additional demand arising from major construction activities on site. In addition, approximately 82 dwellings are in place to house full-time residential personnel.

A wharf has been constructed at Putput for general cargo ships and tankers. An airstrip and terminal facilities have been constructed on the northern portion of the island. The airstrip was certified with the PNG Civil Aviation Authority in 2007 and the airport now operates both domestic and international flights (direct to Cairns, Australia). The existing road connecting the airstrip and the project site was improved and an unsealed ring road around the island was installed. A total of some 30 km of the road has been sealed to date.

Fresh water is required in the processing plant and in the grinding circuit to reduce the chloride content of the ore. Potable water is also required. The nearest available source of water in sufficient quantity is the Londolovit River where a run off weir scheme and associated pumping station has been constructed. A water treatment plant (installed in 2003 and upgraded in 2009) serves to improve water quality. Some makeup water is abstracted for processing and ancillary purposes from the pit area itself.

Communications at the site, across the island and within the PNG mainland and overseas are provided through the national telephone network carrier and internet access for the operation is provided via a dedicated satellite link. Marine and aeronautical radio systems are also installed. An independent provider installed a digital cellular network in 2007 and 2008, with coverage limited to the northern airport and southern regions of the island, which includes the airport, town site and processing plant areas.
1.8	Logistics
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

1.9	Personnel
(A)	Workforce
At December 2009, the Lihir operation employed some 2,130 people on Lihir Island of which 35% were Lihirian, 55% were other (non-Lihirian) PNG nationals and 10% were expatriates from various other countries. A great deal of work at the site is undertaken by third party contractors, or business partners. During 2009, the workforce (including business partners) totalled some 4,800 people. The Company continues to sponsor regular professional and developmental training, both in-house and externally. See “Item 6 - Directors, Senior Management and Employees — D. Employees.”
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
Both lead and lag indicators are used to measure the Company’s safety performance. Some of the lead indicators used are number of audits and inspections completed, percentage of corrective actions closed out, standard operating procedure development and review as well as the number of Job Safety Observations (“JSOs”) completed. JSOs are an integral part of the Company’s behavioural (or cultural) based safety program. Lag indicators used are the traditional measures of injury frequency rates. The Company measures both lost time injuries (“LTI”) and total recordable injuries “TRI”), which is the total of lost time and medical treatable injuries, and restricted work injuries (“TRIFR”). The frequency rates are based on 1,000,000 exposure hours to align with and benchmark the Company against Australian mining companies.

By focusing on the positive performance indicators, the Lihir operation achieved another sound performance with only one recorded LTI in 2009. The LTI frequency rate (“LTIFR”) decreased to 0.08

	2009	2008	2007	2006	2005
LTI	1	3	2	5	12
LTIFR	0.08	0.26	0.18	0.53	1.53
In 2009, 30 serious injuries were recorded, which resulted in a TRI frequency rate (“TRIFR”) of 2.5. A total of 24 serious injuries were recorded during 2008, compared to a TRIFR rate of 2.1 in 2008.

Comprehensive site wide OH&S safety plans have been developed and cascade down through the business to departmental and sectional levels. Key performance areas and key performance indicators are then benchmarked and reported on using a balanced score card. The scorecards are updated monthly and reported across the departments and site so employees can keep track of the Lihir operation’s safety performance. Employees participate in setting the departmental and sectional targets and then “act like owners” to seek to ensure the operation’s lead indicators are met.

In 2009, the Company’s Fitness For Work programs continued and the development of a Behavioural Based Safety system also commenced. These programs have contributed to the safe workplace. Considerable work was also initiated with the contractors, ensuring that their safety management systems were consistent with Lihir operation’s, or the contractor adopted the Lihir Systems.

1.10	Environmental Considerations
(A)	Overview

The existing operations at Lihir mine are conducted in accordance with a range of acts, regulations and regulatory instruments including the original Environmental Plan (“EP”) approved in 1996 (NSR, 1995), and the more recently approved Production Improvement Program Environmental Impact Statement (LGL, 2005). The Company works closely with the government in implementing all statutory monitoring and reporting requirement as specified in its Environmental Monitoring and Management Program (“EMMP”). The recently approved Lihir EMMP (LGL 2009-2012) was prepared in accordance with the above mentioned plans and environment permits issued by the PNG Department of Environment and Conservation (“DEC”). The EMMP provides details of the environmental monitoring requirements and reporting commitments to the PNG DEC, Mineral Resources Authority (“MRA”) and community representatives.

Since the commissioning of the flotation circuit in 2007 which increased the maximum ore-processing throughput from 4.3 Mtpa to 6.7 Mtpa, studies undertaken by LGL have identified that the greatest opportunity to further improve the economics and long-term viability of the Lihir gold mine will be achieved by increasing the process plant throughput to better match the rate of ore mining. LGL mines ore containing approximately 1 million ounces of gold per year but, stockpiles a significant proportion of the ore for processing during and after 2023 when open pit mining is planned to end. The Company prepared and submitted an Environment Impact Statement (EIS) in November 2009 for the MOPU project.

The MOPU Project will result in substantial operational improvements and efficiencies and better use of the gold resource. Environmental and socio-economic considerations for the MOPU Project are governed by the Environment Act 2000, which provides for, and gives effect to, the national goals and principles of the PNG constitution. LGL is waiting on approval of the EIS from the PNG Government.

The final stage of the 50MW geothermal power plant project was commissioned in 2007 increasing total geothermal capacity from an original 6MW steam pilot plant to a nominal 56MW. The 50MW geothermal power plant is registered under the Clean Development Mechanism allowing the company to claim Carbon Emission Reduction Certificates (“CER’s”) under the United Nations Framework Convention on Climate Change and the Kyoto Protocol, to which PNG is a signatory.

The Company obtained full certification of its Environmental Management System (“EMS”) against the ISO14001 standard in May 2004, making the Company the first operation in PNG to do so. In 2007, the Company achieved recertification of its management system against ISO14001 and began working towards a fully integrated management system.
(B)	Regulation of existing operations
The existing operations at the Lihir operation are conducted in accordance with a range of acts, regulations and regulatory instruments, including:

•	Agreed development plans stipulated in the Mining Development Contract for the Lihir Gold Mine, signed in 1995 between the Independent State of Papua New Guinea and LGL.

•	SML 6 issued in 1995 in accordance with the Mining Act 1992 and included as Schedule I of the Mining Development Contract. The operation also maintains a number of mining leases, lease for mining purposes and mining easements.

•	The Approved Proposal for Development (“APFD”), approved by the Minister for Mining and Petroleum in 1995, and included as Schedule III of the Mining Development Contract.

•	Environmental plan (NSR, 1995), approved in 1995 included as an associated plan to the 1995 APFD. The plan was prepared in accordance with the Environmental Planning Act 1978, the Water Resources Act 1982 and the Environmental Contaminants Act 1978. These acts were repealed following proclamation of the Environment Act. However, existing approvals, permits and licences issued under those acts remain valid.

•	The 2005 Production Improvement Program EIS (LGL, 2005a), received in-principle approval by the Minister in March 2008, and new environment permits issued in October 2008.

•	Environmental management and monitoring program EMMP, originally approved in 1997 and subsequent revisions in 2000, 2004, and 2009.

•	Environment permits that regulate the existing operations. These permits were issued to LGL in October 2008 under the Environment Act. Each permit outlines the annual charge, conditions, monitoring and reporting requirements and is valid for 50 years. The permits regulate the following:
–	Permit number WE-L3 (143) for the extraction of water from Londolovit and Caldera Rivers for use in process water, dust suppression, village water supply and other uses.

–	Permit number WD-L3 (191) for the discharge of wastes into the environment, including waste rock, run-off water, tailing, noise, sulphur dioxide (SO2) and particulate matter (PM10).
(C)	Existing Environmental Monitoring and Management Program
The Company’s current EMMP, which was revised in 2009 for the period through 2010, outlines specific monitoring elements designed to monitor the impacts arising from the company’s activities. The two main objectives of the EMMP are to:
•	Monitor and report on the operation’s environmental impacts and compliance with the operation’s environmental permits.

•	Implement LGL’s environmental management policies and procedures.
Further to EMMP requirements, the Company retains independent environmental consultants to report on its environmental compliance. The Company is involved in research projects with CSIRO Division of Marine and Atmospheric Research, CSIRO Centre for Mining Environmental Research, CSIRO Division of Land and Water, CSIRO Materials Science & Engineering, Canberra University, and a number of independent consultants in the field of tailing and land management including HayCo, Coffey, IHA Consultants and URS. Projects include studies on the impacts of mine waste disposal on deep and shallow water fish; a shallow water fish and benthic habitat monitoring program; and an ongoing study of trace metal concentrations on selected fish, invertebrates and plants. The Company has also commenced a study investigating the bioaccumulation of mine waste disposal in tropical bentho-pelagic food webs. This latest study is the first detailed assessment worldwide to address the potential impact of bio-magnification of contaminants in the food chain from a DSTP operation.

The PNG Government carries out its own independent audits and monitoring for elements contained in the EMMP to confirm the Company’s results and the Company complies with its own corporate reporting requirements, and continues to liaise and consult with local communities within the framework of the Lihir Sustainable Development Plan (“LSDP”), funded by the Company’s Integrated Benefits Package (“IBP”).

(D)	Terrestrial Environment

The terrestrial biological environment of Lihir was described in the EIS documentation.

The tropical climate of Lihir Island supports a dense and taxonomically diverse terrestrial plant population. Flora populations vary primarily with elevation and topography, although in some areas the presence and distribution of some native species has been significantly altered by human activities including subsistence agriculture, mining and the introduction of invasive plant species. A diverse range of terrestrial fauna exists on Lihir Island, similar to distributions found across the New Ireland region. Common fauna includes marsupials, reptiles, amphibians, birds and mammals, including wild and domesticated pigs and dogs.

Megapodes (Megapodius eremite) are small bush fowl commonly found throughout eastern Asia and the Pacific region. Megapodes were hunted as a food resource prior to the development of the mine at Lihir. The birds make use of the geothermally heated soils within the Luise Caldera to incubate their eggs. The Environmental Plan (NSR, 1995) predicted that up to 80% of the island’s Megapode population would be lost as a result of the loss of the specific incubation habitat within the caldera. Monitoring surveys (EMMP) and research on megapodes are conducted jointly with the Wildlife Conservation Society (WCS) to determine the impact of the habitat reduction from the mine and to undertake research on the potential to develop hatcheries for this species. Surveys have identified previously unknown breeding grounds both within and outside the caldera, which may account for the steady population.
(E)	Marine Environment
Lihir Island forms the top of a submerged, steep-sided mountain of volcanic origin and is surrounded by very steep submarine slopes, which rapidly descend from the shore to considerable depths. The widest coastal area of relatively shallow water is Luise Harbour, which is a remnant of the collapsed Luise volcanic crater, beyond which the seafloor drops to depths greater than 1,500 to 2,000 m at distances of 15 to 20 km offshore. Lihir Island is surrounded by a narrow, nearshore fringing reef.

Mining discharges that affect the nearshore marine environment off the east coast of Lihir Island include waste mine rock, processed tailing slurry, surface runoff from the mining area (including suspended sediments in runoff and acid rock drainage (ARD) leachate from the low grade ore stockpiles) and treated effluent from the sewage treatment plants. LGL undertakes routine compliance monitoring in relation to these discharges in accordance with the projects Environment (discharge) permit and EMMP.

LGL disposes of unprocessed waste rock from the mine into Luise Harbour at a maximum permitted annual rate of 30 million bulk cubic metres (Mbcm) in accordance with Environment Permit WD-L3(191) and the project’s EMMP element 4.5. There are no chemicals added to waste rock throughout the excavation and disposal process. However, most waste rock from the Lihir pits is potentially acid generating, but as it is not stockpiled for any length of time before disposal and ocean disposal keeps the rock saturated, effects of waste rock disposal are more physical than chemically related.

The tailing slurry, comprising processed ore, process water and cooling seawater, is discharged via the DSTP system at a depth of 115 m, below the biologically active zone and where the density of the receiving water precludes the tailing floating back to the surface, from which point it flows as a density current or dilute sub-surface plumes to depths mainly between 1,000 and 2,000 m. The Deep sea Tailing Placement discharge is regulated by the conditions specified in Environment Permit WD-L3(191), which details compliance water quality concentrations within the receiving seawater at the Mixing Zone Boundary.

Seabed monitoring, as part of the EMMP into the amount of mine-derived material entering the ocean from the different sources with the actual amount estimated to be on the seafloor has been undertaken using the geochemical signature of sediment core profiles and observed thicknesses. This area is more extensive than was originally predicted, although the originally modelled footprint only represented deposition from the bottom-attached density currents derived from the DSTP, and did not include settled flocs from sub-surface plumes or any of the other sources of mine-derived material other than tailing. Nevertheless, the basis for the prediction of impacts to the seafloor and benthic communities needs to take into account all sources and further tailing dispersion and deposition modelling has been completed to predict progressive deposition for the remainder of mine life. Further work will continue to assess the impact through the studies outlined above.
(F)	Rehabilitation and decommissioning
The project’s original 1999 Conceptual Mine Closure Plan (MCP) was updated in December 2004. The 2004 MCP included the planning and financial provision for closure activities, re-assessment of the environmental and biophysical aspects of closure and consideration of socio-economic issues leading up to mine closure and beyond.

The MCP strategy consists of progressive rehabilitation during the operational stages, together with specific rehabilitation activities at the cessation of mining activities and at the end of the low grade stockpile processing period. The main objective of rehabilitation is to leave the site in a physically and geochemically safe and stable condition. Where possible, workforce reductions and the rehabilitation and closure activities will be undertaken progressively prior to the cessation of operations. A further five years after the completion of rehabilitation has been planned for post-closure monitoring and maintenance prior to relinquishment.

The Company considers community involvement and community support throughout the mine life integral to orderly mine closure. This is demonstrated by the fact that Chapter Five of the LSDP includes the agreement reached on mine closure planning aimed at assisting the community to achieve a sustainable future. The next review of the MCP is scheduled in 2010.
1.11	Community affairs
Lihir is the collective name for a group of four islands with a total population, at last count in December 2008, of approximately 14,529 Lihirians, and approximately 4,860 non-Lihirians from other parts of PNG.

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

The compensation provisions of the IBP (chapter 1) provided for compensation to be paid to the landowners for cleared, damaged or otherwise affected land, for loss of economic plants, for loss of man-made structures, for loss of marine resources and wildlife, for discoloration or other adverse effects on creek water and seawater, for disturbance of burial grounds and sacred sites and for other miscellaneous effects of the Lihir operation. Additional land use payments and compensation has been, and as required will continue to be, paid to landowners in the Ladolam pit and Putput plant site areas for loss of access to land and loss of other resources as a result of the Lihir operation. In addition, the compensation agreement provides that the landowners will be paid royalties per cubic meter for sand, gravel and coronus material excavated from their land.

Provision of benefits for future generations of landowners and of relocatees was a significant issue during the negotiations. Therefore IBP chapters 2 and 3 provided for the establishment of trusts for the long term benefit of landowners and residents and their children, and contain acknowledgments by the landowners and residents that these agreements properly and adequately provide for their compensation (statutory and otherwise). In the event of a dispute, formal mediation and arbitration procedures are provided for in the agreements. More importantly, the IBP provides for a regular process of review on a five year cycle to provide an opportunity to keep the agreement consistent with the changing circumstances on the island over time.

In June 2001 the Company, the local community of Lihir and the PNG National, New Ireland provincial and Lihir local level governments jointly commenced a full review of the Original IBP to assess its effectiveness and how it might be improved to serve the various parties better in the future.
(B)	The revised IBP – Lihir Sustainable Development Plan (LSDP)

In 2006, following lengthy discussions, the Company commenced implementation of a new 100 million Kina, five-year IBP for the Lihirian community (referred to here as the “Revised IBP”). As well as continuing the features of the Original IBP, the Revised IBP facilitates health, education and community development programs on Lihir Island, with the benefits distributed island-wide. The Revised IBP agreement is also referred to as the Lihir Sustainable Development Plan (or “LSDP”) and, was signed in May 2007. It signifies a commitment to a process to develop a series of programs aimed at financial independence and self reliance over the period of mining and that as such each program will require ongoing detailed annual planning to attain these sustainable objectives.

(C)	Equity participation
Beginning in 1995, MRL Capital Limited (“MRL”), formerly Mineral Resources Lihir Limited has held shares in the Company on trust for the Lihirian Equity Trust, being the Lihirian landowners whose land is impacted by the Lihir operation.

Since 2005, MRL has sold part of its interest in the Company. This was initially done to repay loans that were taken out to fund the purchase of shares by MRL. More recently, further sales were made following MRL obtaining Court orders in November 2006 enabling the terms of the Lihirian Equity Trust to be varied.

After MRL’s initial sell down to fund its loan repayments was complete (but prior to MRL’s most recent sales after the terms of the Trust were amended), the Company stated that it proposed to issue 3,284,499 additional shares (being 0.26% of the Company’s issued capital as at September 30, 2006) to MRL for no consideration in accordance with a commitment given under a non-binding heads of agreement dated March 28, 2003 between the State, the Company, MRL and other Lihirian entities and a commitment in the Revised IBP. Following receipt of the necessary approvals from the Company’s Board and its various market and corporate regulators (in particular, the ASX and TSX have specific requirements for the issue of new capital), the 3,284,499 shares were issued to MRL on March 25, 2008 through a private placement.

As part of an additional commitment in the Revised IBP, the Company has sought to maintain the Lihirian community’s involvement with and interest in the Lihir operation through a proposal that the Company issue a smaller number of additional shares in the future to MRL. Discussions on this proposal are ongoing.

Also under discussion is a greater role by the Lihirian community in other business opportunities. The discussions on this and other issues are continuing within the context of the Original IBP and LSDP agreements which, as noted above, set the framework for ongoing negotiation and discussion. In order to expedite these discussions and sustainable development initiatives a permanent joint stakeholder committee, the LSDP Planning and Monitoring Committee, was established in 2007 to oversee the implementation and administration of the agreements.

The Company has made substantial annual financial contribution by way of compensation, community development, royalties, wages, purchases from local suppliers and other payments to the Lihirian community as shown in the table below.

	2009	2008	2007
Kina millions	140.2	105.5	56.4
$ millions equivalent	51.5	41.2	20.1
Even though the Company puts significant effort into addressing landowner and community issues, it cannot guarantee that specific disputes will not disrupt operations in the future. See “Item 3. Key Information – D. Risk Factors – 2.2 The Company is subject to political and community risk”.
(D)	Business development
Under the terms of the Original IBP the Company provided direct support to the local community for business development through its Business Development Office (“BDO”). BDO assisted the local business community to develop realistic, sustainable commercial opportunities.

The BDO continued to provide advice and assistance to local businesses to assist them in maintaining financial records and to otherwise complying with the PNG Companies Act 1992 and Business Groups Incorporation Act 1974 up until 2008. In 2008 in accordance with the Original IBP agreement, the BDO became an external independently managed company. The new independent holding company, Lihir Business Services, and is a subsidiary of Anitua Ltd, the landowner association’s commercial arm.

Anitua Ltd oversees a group of companies which manage service contracts in the areas of catering, civil works, vehicle maintenance, construction and business services.

Many other local businesses continue to benefit from the Company’s outsourcing program for support and logistics activities by providing goods and services to the Lihir operation. This is undertaken by means of a transparent and formalized tender process. Local business development creates employment and generally contributes to the local economy.
(E)	Education assistance

In 2009, the Company continued to assist Lihirian students through a range of programs. In addition, a major review of the education system aimed at establishing a 20 year education improvement plan is currently underway. This long term project is underpinned by an education baseline survey into the status of numeracy, literacy and infrastructure on Lihir Island.
(F)	Security
The Company has supported the establishment by the community of a law and good order committee on Lihir Island. This committee has liaised closely with the Royal PNG Constabulary (Police) and other relevant agencies. Several initiatives on community policing, such as education campaigns on illicit drugs, alcohol abuse and domestic violence, continue to be pursued. There have also been training courses conducted to improve the performance of Village Courts. Village Courts are an important level of the judicial system in the local community. At a District Court level, a resident magistrate continues to be stationed on Lihir Island, and court facilities have been established allowing the hearing of criminal and civil matters without long delays.

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
An important benefit provided to the Lihirian community is improved health care. Currently the Company provides medical services to employees, contractors and their dependents as well as to the local people through the Lihir Medical Centre at Londolovit, which offers outpatient, inpatient and preventative health care services. The Medical Centre also provides support through the provision of drugs and services to all the government and mission run health facilities throughout the Lihir Group of islands. As with the education system a review of the community health program is also currently underway as part of the sustainable development objectives of the LSDP Revised IBP.

2.	Africa
2.1	Summary

(A)	Introduction
The Bonikro project is located in central-southern Côte d’Ivoire in West Africa. It is located approximately 67 kilometres south of Yamoussoukro, the capital of Côte d’Ivoire, and approximately 240 kilometres northwest by road from Abidjan, the commercial centre of the country. The nearest regional town is Hire which is approximately 9 kilometres from Bonikro.
(B)	Mining rights
The Bonikro gold deposit is located within the area of Exploitation Licence Number PE32, originally granted to Equigold CI SA by Presidential Decree 2007-05 on January 17, 2007. The exploitation license covers an area of 37.12 square kilometres with an extension pending of 264.3 square kilometres and has a term of 8 years.
(C)	Operations
Bonikro is a conventional truck and excavator open pit mine free digging the oxide material. When the fresh material is exposed, drill and blast techniques are employed to first break the material before moving it. The deposit provides feed for the mill, a modern CIL gold extraction plant with a 7,500 tonne per day capacity.

Mining operations commenced in prestripping in early 2008 with the plant being commissioned in October 2008, ramping up to full production by the end of 2008.
2.2	Geology and Mineralisation

(A)	Geology
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

Within the southern portion of the deposit, mineralization is dominated by a north- ing brittle ductile shear zone with the mineralized zone restricted to a well defined, planar lode dipping approximately 30 degrees to the east. Further north, mineralization progressively increases in size and grade as it encroaches on the surfacing granodiorite. Within the granodiorite itself the mineralized zone becomes more brittle and diffuse in nature, and is accompanied by extensive quartz stockwork veins in both the footwall and hanging wall of the primary structure.
(B)	Mineralisation
Mineralization within the southern portion of the project area is dominated by a solitary north-trending brittle-ductile shear zone, which dips approximately 30 degrees to the east, oblique to the regional fabric. The mineralized zone within the basalt becomes marginally broader and higher grade as it encroaches on the surfacing porphyry. Within the porphyry, however, the zone becomes more brittle and diffuse in character, and is accompanied by extensive zones of stockwork veining in both the footwall and hangingwall of the primary structure. Although more difficult to identify, there is strong evidence to suggest that several structures of identical style and orientation are preferentially developed throughout the porphyry in an en-echelon array, imparting an overall north-north-easterly trend to the mineralized corridor. The majority of the dilation and mineralization is preferentially developed within the more competent porphyry. Where the major north-trending and shallow east-dipping shears are developed in close proximity, the marginal stockwork veining coalesces to form a broader, more continuous mineralized envelope.

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

The Bonikro deposit provides feed for the mill, a modern CIL gold extraction plant with a 7,500 tonne per day capacity.

2.3	Reserve Estimates
Appropriate reviews in the areas of mining, geotechnical, and geological modelling have been carried out to confirm and further develop the assumption base for the mine. Site reviews of mining and processing costs have provided for an improved modelling and optimization base for the latest estimate.

The Company acquired the mine at Bonikro in the second quarter of 2008. There has been insufficient work completed to be reporting reserves in accordance with Industry Guide 7. The Company currently intends to establish reserves in accordance with Industry Guide 7 by quarter 32010.
2.4	Mining
The Bonikro mine includes the Bonikro open pit mine, ROM pad, process plant and tailings storage facility. Open pit mining is carried out on a seven day week production basis. Standard drilling and blasting techniques are used in hard rock along with free digging in soft areas. Selected blast holes are sampled and assayed for production grade control purposes in hard rock and trench sampling is conducted in soft areas. Broken and freely dug rock is loaded with an excavator into haul trucks. Depending on the block model determination or grade control results, the mined material is delivered to the ROM pad, primary and secondary crusher, low-grade stockpile, or to waste rock dumps.
(A)	General
The open cut operation is currently developing the first and second stages of the Bonikro pit. The operation is a conventional truck and excavator type operation free dig mining the oxide material. When the fresh material is exposed drill and blast techniques are employed to break the material before moving it.
(B)	Pit design and planning
The Bonikro operation’s mining department updates a detailed Life of Mine plan (LOM) based on the current technical information available and utilization of the existing available mining fleet. Truck productivity predictions (tph and cycle times) are adjusted to reflect production experience. The proposed haulage profiles are determined for each bench and pit phase, plus the three possible destinations (ROM pad, low-grade stockpile, and waste dumps). Using this data, the truck hours required to move the scheduled tonnage are limited to the actual producing truck hours from the mine fleet (after availability and utilization).

Production scheduling is driven by:
•	mill feed requirements and capacities;

•	stripping requirements for cutback stages;

•	loading rate constraints, where two excavators and associated trucks can operate; and

•	haulage limits determined by the size and number of trucks and their productivity.
The LOM uses the following pit design criteria:
•	20 m berm intervals with 5 m mining benches;

•	Variable slope angles between 37[o] and 59.6[o] inter ramp angles; and

•	22 m wide haul roads typically 1:10 grade.
(C)	Mine equipment
The major mining equipment used at Bonikro during 2009 consists of 2 Terex O&K RH90 excavators and a fleet of 11 Cat 777 dump trucks. The support equipment includes bulldozers, grader, watercarts, and drill rigs.

Other equipment includes assorted support equipment and facilities, workshops and maintenance buildings, wash bay, fuelling facilities and site office.
2.5	Processing
The Bonikro operation uses CIL processing, at the rate of approximately 2Mtpa for fresh ore.

A comprehensive metallurgical test work program was carried out on the three ore types within the pit area. The ore can be classified as extremely clean, with no obvious metallurgical problems. Gold recovery by cyanidation is very high (96%) even at a grind of P80 125microns. As a high percentage of the gold is coarse, the gravity circuit recovers approximately 35% of the total gold.

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

The ore is prepared for grinding with two stages of crushing in closed circuit with a screen to size the product to minus 50mm, and deposited into a large stockpile with sufficient live capacity to feed the grinding circuit for 15 hours. A semi-autogenous grinding (SAG) mill and a pebble crusher grinding circuit reduce the primary crushed ore to a finely ground slurry which is treated by conventional gravity separation techniques and CIL technology to extract the gold and silver from the ore. The primary crusher is located about 600meteres from the mine to avoid flyrock and to minimize the mine haulage costs. The remainder of the treatment plant is more than 600 meters from the mining operations.

The plant has a nominal capacity of 2 Mtpa on hard ore and is designed to extract 94% of the gold from the ore. Based on the varying hardness of the ore, crushing and grinding rates can change significantly within the deposit, having a direct impact on mill throughput and ultimately unit costs.
2.6	Infrastructure
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

The Bonikro operation lies close to the local electrical grid. Power is supplied to the operation’s transformer at the local township of Hiré and then transmitted 15 km to the Bonikro mine site.
2.7	Logistics
Operational consumables, supplies and maintenance parts are sourced from major suppliers within Africa, Europe, Australia and the Asia Pacific region. Petroleum products are sourced from within Africa and cyanide from Ghana and Australia. The majority of supplies are consolidated at a nominated forwarding agency and transported by regular shipments from Europe and Australia..

Local transport companies within West Africa provide transport to the mine site. Supplies are generally secured on normal purchase orders and supply contracts ranging from between one to three years’ duration.
2.8	Rehabilitation and Decommissioning
The Bonikro mine closure plan was part of the approved Environment Impact Statement (Chapter 17). The estimated cost was $3.0 million. Formalised mine closure planning is to commence in mid 2010.
2.9	Community affairs
The social aspects of the Bonikro operation were identified in the project Environmental Impact Study (EIS) and plans developed to address issues like resettlement, land compensation, loss of agricultural land and general social wellbeing. The EIS outlined the requirements and was accepted by the Government of Côte d’Ivoire and community allowing the project to proceed. Implementation of the plans has been progressing and has included resettlement and relocation of the Bonikro village including construction of modern housing, schools, churches, water supply, electrification and other community infrastructure. A compensation package payable in three annual instalments was agreed by the community and two payments have been made. The compensation payments include land required for the development of the Bonikro Project. Where the mine has impacted non compensated land, suitable compensation has been negotiated and payment made to the traditional owners.

Community relation staffing at the Bonikro operation includes three experienced fulltime community liaison officer and two other staff in Abidjan including a community business development officer, who support community based projects. The mine has established a regular consultation forum which has local community representatives, that meets to discuss and resolve issues arising from within the local community.

An experienced external consultant has completed a review of all the community obligations and to provide advice on best practice and business development opportunities. This project has engaged the community, in partnership with the Company, to identify opportunities for improvement in community relations and business development. The program identified at each of the major villages a number of projects that are currently being deployed or are on an implementation plan. A social management system is being developed to provide standards, guidelines and tools to support the mine management and community staff.

2.10	African Exploration

(a)	Cote d’Ivoire Exploration

LGL’s exploration holdings in Côte d’Ivoire are located in some of the most prospective zones of the Birimian greenstone belt. They consist of 17 granted exploration licences covering 11,000 square kilometres and a further 12 licences under application covering 7,500 square kilometres. The greenstone belts in Côte d’Ivoire are similar to, or extensions of, geology in the surrounding countries of Ghana, Mali, Burkina Faso, Niger and Guinea, which have yielded a number of multimillion ounce gold discoveries. Exploration efforts in Côte d’Ivoire were upgraded in 2009 to accelerate assessments of the large exploration acreage held in the country. Exploration activities continued in multiple target areas in Côte d’Ivoire during the year, but drilling activities were focused on Bonikro and Hiré, where eight drill rigs were deployed. LGL is currently drilling in excess of 250,000 metres a year and plans to spend approximately $37 million on exploration in 2010.

(b)	Bonikro

Extensive exploration was carried out at Bonikro during the year. Diamond drilling within the previously identified inferred resource area, below the existing final pit shell design, returned sufficient high grade intersections to warrant the commencement of an infill drilling program. The drill program has commenced and will be completed in the middle of 2010. This is expected to allow the Company to make an updated resources and reserves report in the second half of the year.

(c)	Near Bonikro

Numerous prospects within 30 kilometres of Bonikro offer strong opportunity to supplement the present mine plan. These include the Dougbafla East prospect, approximately 15 kilometres north of the Bonikro deposit and at Hiré, 12 kilometres south-east of Bonikro. Hiré includes individual prospects of Agbalé, Akissi-So, Central, Chappelle and Assondji-So (in order from north to south), all of which contain significant gold mineralisation.

Infill drilling has been undertaken or is planned at Akissi-So, Assondji-So, Agbalé and Chappelle, and some extension drilling will be carried out at Assondji-So and at Chappelle. Infill drilling to date has been focused on areas expected to fall within the perimeter of an optimized pit. Results are pending.

(d)	Hiré Feasibility Study

In 2009 the company commenced a feasibility study for the development of satellite deposits at Hiré, around 10 kilometres from the Bonikro plant. Under the proposed expansion plan, higher grade ore from Hiré (approximately 3 g/t) would be trucked to Bonikro for processing, commencing in 2012 and milling capacity at Bonikro would be increased by the addition of a ball mill. This would potentially increase gold production to an average 250,000 ounces per year, and extend the life of Bonikro.

3	Australia — Mount Rawdon operation
3.1	Summary

(A) Introduction

The Mount Rawdon operation is an open pit gold and silver mine and process plan located in south-east Queensland, approximately 80 kilometres south-west of Bundaberg, Queensland, Australia. The Company acquired the Mount Rawdon gold project in June 2008 though the merger with Equigold.

(B)	Mining rights
The Company currently maintains six Exploration Permits for Minerals (EPM’s), surrounding the Mount Rawdon mine site. These six EPM’s encompass 604.8 km2.

(C)	Operations
The Mount Rawdon gold deposit is a massive, volcaniclastic hosted, low grade gold deposit that exhibits characteristics conducive to low cost mining and treatment. The surface extent of mineralization forms a roughly ovoid zone of 200 meters x 300 meters at greater than 0.7 g/t gold.

The Mount Rawdon deposit provides feed for the mill, a modern carbon-in-leach (“CIL”) gold extraction plant with a 10,000 tonne per day capacity.

The operation is a conventional truck and excavator open pit mine. The deposit has produced 25.2 million tonnes of ore containing 859,000 ounces of gold since February 2001. Production has shown that the current mineral reserve model is within an acceptable tolerance of variance for both tonnage and grade of the deposit when compared to surveyed mine production. The reconciliation showed that the block model estimated total ore tonnes and ounces to be slightly less (6.4% and 7.4% respectively) than the actual production figures.

3.2	Geology
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

Molybdenum, copper, copper-gold and epithermal gold mineralization in the region are closely associated with Triassic magmatism.

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

3.3	Reserve Estimate

Appropriate reviews in the areas of mining, geotechnical, and geological modelling have been carried out to confirm and further develop the assumption base for the mine. Site reviews of mining and processing costs have provided for an improved modelling and optimization base for the latest estimate.

The ore reserves in the table below are based on the April 2009 model at $800 per ounce gold price assumption, adjusted to take account of mining depletion, to December 31, 2009.

	Reserve	Tonnes	Average grade	Contained Ounces	Average grade	Contained Ounces
	Category	(Mt)	(g/t Au)	(Au ,000 ozs)	(g/t Au)	(Ag,000 ozs)
Un-mined Ore	Proven	1.5	0.82	38	2.26	105
	Probable	30.1	0.81	786	2.37	2,292
Stockpiled Ore	Proven	0.4	0.79	10	2.79	36
Total Reserves		32.0	0.81	835	2.37	2,433
Reserves have been prepared in accordance with Industry Guide 7.

Un-mined ore reserves quoted are those remaining below the mining surface at December 31, 2009, within the current pit design.

Stockpiled ore comprises mined ore above waste cut-off grade on the stockpiles, as of December 31, 2009.

The number of ounces of contained gold does not indicate the number of ounces that ultimately will be recovered. The number of ounces ultimately recovered and available for sale will depend upon, among other things, mining efficiency and processing efficiency.

The calculation of break even cut-off grade of 0.31g/t for ore considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpile. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. Mill recoveries used are based on current operating experience.

The information in this report regarding ore reserves at Mt Rawdon is based on information compiled by Mr Nick Spicer. Nick Spicer is employed by LGL in the role of Principal Mining Engineer.

3.4	Mining
(A)	General
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
The operation’s Mining Department updates a detailed LOM based on the available reserves and utilizing the available mining fleet. Truck productivity predictions (“BCM/h” and cycle times) are adjusted to reflect production experience. The proposed haulage profiles are determined for each bench and pit phase, including the three possible destinations (ROM Pad, low-grade stockpile, and waste dumps). Using this data, the truck hours required to move the scheduled tonnage are limited to the actual producing truck hours from the mine fleet (after availability and utilization).

Production scheduling is driven by:
•	mill feed requirements and capacities;

•	stripping requirements for the cutback stages;

•	loading rates constraints, where only two excavators and associated trucks can operate; and

•	haulage limits determined by the size and number of trucks and their productivity.
The LOM uses the following pit design criteria:
•	13 m to 25 m berm width;

•	30 m bench height;

•	Variable slope angles based on recommendation between 53 [o] and 63.4 [o] inter ramp angles; and

•	25 m wide haul roads typically 1:9 grade.
The current pit design was designed from an A$800 per ounce pit optimization conducted in October 2009 and was limited by practical pushback size limitations on the south side.
(C)	Production scheduling
Production is derived entirely from the Mount Rawdon deposit from 2009 until 2015, at which time the current reserve will be depleted.
(D)	Mine equipment
Mt Rawdon utilizes the services of local earthmoving contractors to develop the open pit. The major mining equipment used includes Hitachi EX1900s, Hitachi EX1200s and Komatsu HD 785 haul trucks. This equipment was selected to meet the production needs of the operation. In addition, a support fleet of graders, loaders and other ancillary gear are used.

Other equipment includes assorted support equipment and facilities, workshops and maintenance buildings, wash bays, fuelling facilities and site office.
3.5	Processing
(A)	Process plant
Ore from the Mt Rawdon deposit is processed at the CIP mill located at the Mt Rawdon mine. The Mt Rawdon mill facility was constructed in 2000, with the first doré produced in January 2001.

The Mt Rawdon mill initially had a capacity of 300 tonnes per hour (2.44 million tonnes per year at 93% availability). A plant upgrade late in 2002 increased the mill capacity to 420 tonnes per hour (3.44 million tonnes per year at 94% availability). Mill feed is first crushed to minus 150 mm in a 42 x 65 primary gyratory crusher, located near the pit for direct tipping, then conveyed to a Jaques 65 secondary crusher set at 20—30 mm with the facility to bypass lump as needed for the SAG mill. The ore is then stockpiled near the mill.

Using a fixed conveyor from a reclaim tunnel, the crushed material is conveyed to a SAG mill which operates in closed circuit with a ball mill and a bank of cyclones for sizing. A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.

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
3.6	Infrastructure
The existing infrastructure includes a process plant, primary and secondary crushers, workshops and administration building. A large water dam provides water for to the operation’s needs. No further infrastructure is planned to be installed.

Process water for the Mount Rawdon operation is sourced from a weir constructed on the Perry River approximately 5 kilometres from the mine site. A water allocation and two option agreements are currently in place for additional water allocations sourced from the nearby Paradise dam, details of which are:
•	Sunwater — 500 megalitres per annum.

•	Burnett Shire — (Option 1) — 400 megalitres per annum.

•	Burnett Shire — (Option 2) — 400 megalitres per annum.
A water line has been constructed to the Burnett River which lies approximately 14 kilometres from the mine site and is connected to a pumping facility.

The Mount Rawdon mine lies on the Queensland state electrical grid. ERGON Energy has contracted grid energy supply at 66,000V with 10,000kW authorized demand, supplied to the operation’s on-site transformer. The power for the Mt Rawdon operation is sourced from an ISIS to Gayndah ring main transmission on a 66Kv line, together with a separate power line funded by Equigold upon start up of the mine.

3.7	Logistics
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
3.8	Rehabilitation and decommissioning
Mt Rawdon Operation has an approved set of planning documents from the Queensland Government EPA which includes a requirement to submit a 5 year rehabilitation costing, based on current and projected mine development. This rehabilitation costing is then used to set the rehabilitation bond. Mount Rawdon has lodged bonds within the Plan of Operations with the Queensland Government of A$8.4 million for the mine site and A$2.4 million for the easement covering the power line that was constructed to provide power to the operation.

The Company is currently reviewing the closure plan strategies and has engaged consultants to facilitate this process and also undertake reviews of waste material acid mine drainage potential and groundwater. These reviews will assist with identifying the current risks and also potential future risks. This information will be used to develop appropriate mine closure strategies.
3.9	Community affairs
The mine operation is serviced from the small township of Mount Perry, which is located 20 kilometres by road north of the mine. The operation is located on a Company owned large pastoral lease and there is little influence on the surrounding population.

The mine maintains good relations with the local community with the majority of the operation’s workforce living locally.
4	Ballarat Project
4.1	Summary
The Company acquired the Ballarat project when it completed the merger (by way of scheme of arrangement) with Ballarat Goldfields in 2007. Following a review in 2009, the Company decided to divest the Ballarat Project and, on March 5, 2010, the Company announced that it had entered into a sale agreement with Castlemaine Goldfields Limited.
4.2	Operations in 2009
(A)	Mining
During 2009, the operation was focused on the underground development of the Ballarat East field as well as carrying out exploration activities in the Ballarat East, Ballarat West, Berringa and Ballarat South fields. The 2009 work program focused mainly on accessing ore zones in the central and southern areas of Ballarat East and construction of surface and mine infrastructure including ventilation for the underground mine. Following completion of this underground ventilation infrastructure at the end of 2008, the Company resumed development work to open up the potentially larger ore zones located in the northern areas of the Ballarat East mine. A total of approximately 18 kilometres of workings had been developed to the end of 2009. The project involved the development of a series of declines running along the strike of the Ballarat East field. These are known as the Sulieman, Woah Hawp, Sovereign and Prince declines.

Material moved during 2009, 2008 and 2007 is shown in the following table.

	2009	2008	2007
Development (m)	4061	6,093	3,819
Total Ore (tonnes)	104,995	129,282	24,998
Total Ore (g Au/t)	4.3	3.5	3.3
Total Waste (tonnes)	170,288	296,287	217,300

Total Material (tonnes)	275,283	425,569	242,298

(B)	Processing
The processing plant was designed by Gekko Systems, a Ballarat based company with expertise in gravity recovery and gold leaching. It was constructed in two phases, the first being gravity-only recovery while the second phase involved the recovery of fine gold and gold associated with sulphides. The power source for the Ballarat operation is from the main grid. There are two major connection points, being a 5MVA 66/11kV substation and a 3.5MVA 22/11kV substation.

The plant is located near the portal and surface workshops. The site was designed to minimize earthworks and to minimize noise emissions. The first phase was completed in December 2005 with a design capacity to treat seventy-five tonnes of ore per hour. The intensive leach plant was commissioned in December 2008.

	2009	2008
Production (oz)	12,565	10,366
4.3	Divestment
In 2009, a review of the Ballarat project concluded that it would be unlikely to achieve the desired production and cost outcomes. A decision was made to divest the Ballarat project and a sale process was commenced. On March 5, 2010, the Company announced its entry into a sale agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project. Under the agreement, the Company will receive A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million. On March 19, 2010, Castlemaine announced that it had received a firm commitment from its existing shareholders and new institutional and sophisticated investors to raise A$30million, in this announcement Castlemaine further advised that the resolution to approve the issue of new equity would be considered by its shareholders at its upcoming annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from March 5, 2010.

C.	Organisational Structure
Lihir Gold Limited was incorporated in 1995 under the laws of PNG and registered under the Companies Act. The registered office of the Company is located at Seventh Floor, Pacific Place, Corner Champion Parade and Musgrave Street, Port Moresby, NCD, PNG whilst the corporate services office is located at 500 Queen Street, Brisbane, Queensland, Australia.

Lihir Gold Limited is the parent entity for a global group of companies primarily involved with gold production, exploration, and the development of gold mining properties (the “LGL Group”). The Company’s primary operation is a gold mine located on Lihir Island in the New Ireland province of PNG. The Company also has operations in Mt Rawdon (Queensland, Australia) and Bonikro (Côte d’Ivoire).

As at December 31, 2009, the LGL Group consisted of the company and twenty separate entities which are wholly or majority owned by Lihir Gold Limited.

The following table illustrates the ownership structure of the LGL Group:

	Country of	Ownership Interest	Voting Power
Lihir Gold Limited Subsidiaries	Incorporation	(Percent)	(Percent)
Niugini Mining Limited	Papua New Guinea	100	100
Niugini Mining (Australia) Pty Ltd	Australia	100	100
Lihir Management Company Limited	Papua New Guinea	100	100
Lihir Business Development Limited(1)	Papua New Guinea	100	100
Lihir Services Australia Pty Ltd(2)	Australia	100	100
Lihir Australian Holdings Pty Ltd(3)	Australia	100	100
Ballarat Goldfields Pty Ltd(4)	Australia	100	100
Berringa Resources Pty Ltd	Australia	100	100
Ballarat West Goldfields Pty Ltd	Australia	100	100
New Resources Pty Ltd	Australia	100	100
Corpique(No.21) Pty Ltd	Australia	100	100
Equigold Pty Ltd(5)	Australia	100	100
Swindon Holdings Pty Ltd(6)	Australia	100	100
Stanmines Pty Ltd(7)	Australia	100	100
Kim Resources Pty Ltd(8)	Australia	100	100
LGL Holdings CI SA	Côte d’Ivoire	100	100
Equigold Mines CI SA(9)	Côte d’Ivoire	90	90
Equigold CI SA(10)	Côte d’Ivoire	98	98
LGL Exploration CI SA	Côte d’Ivoire	100	100
LGL Development CI SA	Côte d’Ivoire	100	100

(1)	On March 12, 2010 the Directors of Lihir Business Development Limited resolved to change the name of the entity to LGL PNG Holdings Limited

(2)	On March 12, 2010 the Directors of Lihir Services Australia Pty Ltd resolved to change the name of the entity to LGL Services Australia Pty Ltd

(3)	On March 12, 2010 the Directors of Lihir Australian Holdings Pty Ltd resolved to change the name of the entity to LGL Australian Holdings Pty Ltd

(4)	On March 12, 2010 the Directors of Ballarat Goldfields resolved to change the name of the entity to LGL Ballarat Operations Pty Ltd

(5)	On March 12, 2010 the Directors of Equigold Pty Ltd resolved to change the name of the entity to LGL Mount Rawdon Operations Pty Ltd

(6)	On March 12, 2010 the Directors of Swindon Holdings Pty Ltd resolved to change the name of the entity to LGL Mount Rawdon Property Holdings Pty Ltd

(7)	On March 12, 2010 the Directors of Stanmines Pty Ltd resolved to change the name of the entity to LGL CDI Investments Pty Ltd

(8)	On March 12, 2010 the Directors of Kim Resources resolved to change the name of the entity to LGL CDI Exploration Pty Ltd

(9)	On March 18, 2010 the Directors of Equigold Mines CI SA resolved to change the name of the entity to LGL Mines CI SA

(10)	On March 18, 2010 the Directors of Equigold CI SA resolved to change the name of the entity to LGL Resources CI SA

D. Property, Plant and Equipment
The information previously located in this section is now located under item 4 — Information on the Company — B. Business Overview, Except for the following material on Insurance.
Insurance
The Company has a comprehensive insurance program which is reviewed on an annual basis to accommodate changing business requirements such as increased asset values, capital works projects and the recent mergers with Ballarat Goldfields and Equigold. The insurance program provides cover for various insurable events including property damage and business interruption (property loss or damage, business interruption (Lihir operation only) and construction risks), combined liability (public, products and errors and omissions), directors and officers liability, marine liability, aviation liability, crime (fidelity guarantee, theft by employees), money (theft by people other than employees) and various employee cover (workers’ compensation, medical and corporate travel). Deductibles apply to any claim, while the insurance program is comprehensive, as outlined in “Item 3. Key information — D. Risk Factors” there is still some risk that insurance coverage may not address all operating risks. In particular the appropriate level of cover takes into account the increasing diversification of cash flows for the Company resulting from the merger with Equigold.

Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
A. Operating results
(a) Introduction
This section provides an analysis of the Company’s business and compares its fiscal year 2009 financial results with those of the previous two fiscal years. It should be read in conjunction with the audited consolidated financial statements (or the “financial statements”) at Item 18 of this report.
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
This section may contain certain un-audited non-GAAP measures, such as cash costs, non-cash costs and other operating costs not included in the determination of gross cash costs. The measures used and the presentation are intended to provide investors with information about the cash generating capacity and performance of the Company’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, the Company’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of the Consolidated Entity. Underlying profit is profit after tax before non-cash hedging losses and a number of adjustments including for example, write-down of assets, discontinuing operations and associated de-recognition of tax losses. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
Please refer to “Item 3. Key Information — D. Risk Factors — 2.2” for information regarding any governmental policies or factors that could materially affect the company’s operations or investments by host country shareholders.

(b) Recent developments
(1)	Ballarat impairment
A comprehensive review of the Ballarat operation was completed in mid June 2009 indicating that mining in bulk production quantities would not be sustainable due to the nature of the ore body. Consequently in July 2009 the Company announced that a process for selling the Ballarat assets had been initiated. The Company is of the view that any future value of the assets will be linked to any sales proceeds. On March 5, 2010, the Company announced its entry into a sale agreement with Castlemaine Goldfields Limited. The net assets of the Ballarat cash generating unit have been impaired and are carried at nil value. An impairment charge of $546 million before tax has been recognised in discontinued operations. This includes $31 million in respect of goodwill allocated to the Ballarat cash generating unit. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million. After allowing for the non-recognition for accounting purposes of deferred tax assets of $18 million in respect of Australian tax losses, deferred tax assets of $51 million remain in the Consolidated Entity’s Statement of Financial Position in respect of Ballarat assets.
(2)	Issue of additional capital
In March and April of 2009, the Company raised $340.9 million (net of transaction costs) through a placement of shares to institutional investors and a share purchase plan. A total of 171.7 million shares were issued through the share placement and a further 8.9 million were issued through the share purchase plan.
(3)	Dividends
On November 30, 2009 the Company paid an interim dividend of 1.5 cents per share to ordinary shareholders registered at the close of business on November 9, 2009. The total dividend amount paid was $35.5 million.

A further dividend was declared by the Company of 1.5 cents per share to ordinary share holders registered at the close of business on March 2, 2010. Papua New Guinea dividend withholding tax of 10% will be payable by the Company on this dividend.
(4)	Class B shares
In accordance with the Company’s constitution and the PNG Companies Act, LGL redeemed all 161,527,405 class B shares previously held by Niugini Mining Limited (“NML”), a wholly owned subsidiary of LGL. the Class B shares represented NML’s shareholding in LGL at the time LGL acquired NML by way of scheme of arrangement in February 2000 when the ordinary shares held by NML in LGL were reclassified as Class B shares. The Class B shares were unlisted and have been redeemed for a payment of Kina 16,152.75 (approximately $6,150) from LGL to NML.
(5)	Sale of Ballarat operation
On March 5, 2010, the Company announced that it had entered into an agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project in Victoria. The Company will receive A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million. On March 19, 2010, Castlemaine announced that it had received a firm commitment from its existing shareholders and new institutional and sophisticated investors to raise A$30million, in this announcement Castlemaine further advised that the resolution to approve the issue of new equity would be considered by its shareholders at its upcoming annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from March 5, 2010.

(6)	Reserves
On February 18, 2010, the Company announced that the total gold reserve at Mt Rawdon was 835,000 ounces. Silver reserve was at 2.433 million ounces. Cut-off grades reduced from 0.495 g/t of gold to 0.31 g/t. The optimised pit design has led to the southern and western sides of the pit being pushed back, wall slopes flattened and the depth of the pit reduced marginally.

On October 29, 2009 the company announced that it had increased reserves at its Lihir Island operation by 7.5 million ounces, taking total ore reserves to 28.8 million ounces at June 30, 2009. This 36% increase in reserves is the net result of the following factors:
•	Increase in the reserves inventory through expansion and refinement of the proposed pit shell.

•	A rise in the long term gold price assumption from $675/oz to $800/oz.

•	Adjustments to cost assumptions of mining and processing costs offset by the cost benefits from the MOPU project at Lihir Island, currently under construction.

•	Depletion by mining to June 30, 2009.
(7)	Resignation of Arthur Hood
On January 17, 2010, The Board of Directors accepted the resignation of the Company’s Chief Executive Officer Arthur Hood. Mr Hood stood down immediately and Chief Financial Officer Phil Baker was appointed as Chief Executive Officer pending a global search for a new chief executive. Mr Hood’s termination package includes a cash payment of A$2.3 million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood received a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.
(8)	Hedge book close out
The acquired Equigold hedge book was closed out in June 2009 for an outlay of $37.9 million. For the period January 1, 2009 to the time of close out, a total of 30,678 ounces were delivered into the hedges at a contract price of approximately A$600/oz and brought to account as a cash hedging loss of $7.7 million in the Statement of Comprehensive Income. The Equigold hedge losses represent the cumulative difference between the prevailing spot price of gold at the time of such delivery and the spot price (A$939/oz) prevailing at the date of completing the merger with Equigold. The close out of the Equigold hedge book followed the closure of the LGL hedge book in April 2007, in accordance with the company’s policy of not hedging gold production. Although the LGL and Equigold hedge books have been closed out, hedge accounting requires the profit or loss on those hedge contracts to be brought to account at the original designation dates. Accordingly, the total hedging loss for the year of $118.7 million includes $111.0 million of non-cash losses. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges and these will be brought to account in the Statement of Comprehensive Income.
(c) Critical accounting estimates and judgments
The preparation of Financial Statements in accordance with IFRS requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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
Recoverability of non-current ore stockpiles
Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or an increase to the future costs to complete, would not have any effect on the carrying value of the Lihir operation non-current ore stockpiles.
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
The determination of ore reserves, mineral resources and remaining mine life affects the carrying value of a number of the Company’s assets and liabilities including deferred mining costs and the provision for rehabilitation.
Provision for restoration and rehabilitation obligations
Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $2.9 million increase in the liability. An increase in the discount rate of 1% will result in a decrease in the liability and carrying value of the assets of $3.9 million.

Recoverability of deferred tax assets
Judgement is required in determining whether deferred tax assets are recognised in the Statements of Financial Position. Deferred tax assets, including those arising from un-utilised tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilise recognised deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and existing tax laws in each jurisdiction. To the extent that cash flows and taxable income differ significantly from estimates, the ability of the Company to realise the net deferred tax assets reported at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. Refer to Item 18, 2009 Financial Statements, Note 1 (xxx) and Note 13.
Unit-of-production method of depreciation
The Company applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions.
Deferred mining costs
The Company defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy — refer to Item 18, 2009 Financial Statements, Note 1 (vii). Changes in an individual mines pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively.
Estimated impairment of goodwill
The Company tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 1(x) and 1(xii) of Item 18, 2009 Financial Statements. The recoverable amount of each cash generating unit has been determined based on a fair value less costs to sell calculation. This calculation required the use of a number of assumptions and critical estimates. Refer to Item 18, 2009 Financial Statements, Note 20 for details of these assumptions and the potential impact of changes to the assumptions.
(d) Changes in accounting policies and new accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2009 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

PRELIMINARY
ASSESSMENT ON THE
IMPACT OF THE
				CONSOLIDATED	APPLICATION DATE
			APPLICATION DATE OF	ENTITY’S FINANCIAL	FOR THE
REFERENCE	TITLE	SUMMARY	STANDARD	REPORT	CONSOLIDATED ENTITY
IFRS 1	First-time Adoption of International Financial Reporting Standards	Amendments relating to oil and gas assets and determining whether an arrangement contains a lease	Annual periods beginning on or after 1 January 2010	Not applicable	Not applicable

IFRS 2	Share-based Payment	Amendments relating to group cash-settled share-based payment transactions	Annual periods beginning on or after 1 January 2010	The Consolidated Entity does not presently have any share-based payment arrangements that will be effected by the amendment	Annual periods beginning on or after 1 January 2010

IFRS 3	Business Combination	Comprehensive revision on applying the acquisition method	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 January 2010

IFRS 9	Financial instruments	Phase 1 of replacing IAS 39. Deals with the classification and measurement of financial assets	Annual periods beginning on or after 1 January 2010	The group is currently in the process of evaluating the potential effect of this standard.	Annual periods beginning on or after 1 January 2013

IFRIC 16	Hedges of a net investment in a foreign operation	This interpretation provides clarification for the accounting for hedges of a net investment in a foreign operation	Annual periods beginning on or after 1 October 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

IAS 32	Financial Instruments: Presentation	Amendments relating to classification of rights issues	Annual periods beginning on or after 1 February 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IAS 39	Financial Instruments: Recognition and Measurement	Amendments for embedded derivatives when reclassifying financial instruments	Annual periods beginning on or after 30 June 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

		Amendments for hedged items	Annual periods beginning on or after 1 July 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

Amendments to IFRS	Various	Improvements to International Financial Reporting Standards	Annual periods beginning on or after 1 July 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

(e) Financial results of operations
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME — Year ended December 31, 2009, 2008 and 2007*

				$m
	Note		2009	2008(1)	2007(1)
Revenue	6		1,087.4	748.6	497.6
Cost of sales	8		(618.8)	(439.8)	(260.5)

Gross profit from mining operations			468.6	308.8	237.1
Corporate expense			(46.2)	(31.9)	(25.3)
Project studies			(0.1)	(2.6)	(7.5)
Exploration expense			(9.4)	(7.9)	(8.2)

Operating profit before other income / (expense)			412.9	266.4	196.1
Other income / (expense)
Hedging loss	9		(118.7)	(75.5)	(97.2)
Other income	10		7.2	0.3	—
Other expenses	10		(21.8)	(31.3)	(13.8)

Operating profit before finance costs			279.6	159.9	85.1
Financial income	11		9.1	7.3	10.4
Financial expenses	11		(5.4)	(0.5)	(131.5)

Profit / (loss) before tax			283.3	166.7	(36.0)
Income tax benefit / (expense)	13		(104.6)	(56.6)	10.0

Net profit / (loss) after tax from continuing operations			178.7	110.1	(26.0)
Discontinued Operations
(Loss) / Profit from discontinued operations, net of income tax	12		(412.9)	0.7	1.9

(Loss) / Profit for the period			(234.2)	110.8	(24.1)

Attributable to equity holders of the Company			(234.0)	111.0	(24.1)
Attributable to minority interests	29		(0.2)	(0.2)	—

			(234.2)	110.8	(24.1)

Other comprehensive income
Exchange difference on translation of foreign operations	28	(a)	104.6	(154.9)	42.6
Net change in fair value of cash flow hedges	28	(a)	21.4	(32.7)	(59.1)
Deferred loss on cash flow hedges	28	(a)	118.7	76.7	97.8
Net change in fair value of available for sale financial assets	28	(a)	3.0	(2.2)	1.2
Income tax on other comprehensive income	13		(30.4)	(27.6)	(4.9)

Other comprehensive income for the period net of tax			217.3	(140.7)	77.6

Total comprehensive income			(16.9)	(29.9)	53.5

Attributable to equity holders of the Company			(16.7)	(29.7)	53.5
Attributable to minority interests	29		(0.2)	(0.2)	—

			(16.9)	(29.9)	53.5

Earnings / (loss) per share	40
- Basic (cents/share)			(9.8)	5.6	(1.4)
- Diluted (cents/share)			(9.7)	5.6	(1.4)
Continuing operations	40
- Basic (cents/share)			7.5	5.6	(1.5)
- Diluted (cents/share)			7.4	5.6	(1.5)

(1)	Revised (refer Note 36 of the financial statements)

*	Refer to item 18 Financial Statements

Overview of operating results
Record gold production and higher realised gold prices have enabled the Consolidated Entity to report a record underlying profit of $289.5 million for the 12 months to December 2009, up 57% compared with the prior year. Net loss after tax attributable to members was $234.0 million from a profit of $111.0 in the previous corresponding period.
At year end, the LGL group had three mines operating in three countries producing in excess of 1 million ounces of gold per year providing the company with diversified cash flows and strong future growth potential.
Gold production for the full year was a record 1,123,759 ounces, 27% higher than 2008, with production benefiting from a record operating performance at the Lihir mine and a full year’s contribution from the Bonikro and Mt Rawdon mines.
The 2009 production summary for the LGL Group was as follows:
2009 Production Summary (Ozs)

Operation	FY 2009
Lihir, PNG	853,391
Mt Rawdon, QLD	107,780
Bonikro, Cote d’Ivoire	150,023
Ballarat, VIC	12,565

Total	1,123,759

The strong production results are due to a combination of consistent, reliable performance at the Lihir Island operation in Papua New Guinea, together with the benefits now flowing from the successful Equigold transaction completed in June 2008.
At Lihir Island, production totalled 853,391 ozs, up from 771,456 ozs in 2008. The combination of higher throughput rates and higher average grades translated into record production for the year, up 11% on the prior year. This strong result confirms the enhanced reliability of the Lihir Island operation following the various improvements implemented over recent years which have enabled plant throughputs to be significantly increased and made more consistent.
In Côte d’Ivoire, the Bonikro mine produced 150,023 ozs which in its first full year of production. Mt Rawdon production was 107,780 ozs, was above the prior year due to increased gold grade (1.11 g/t vs 1.03 g/t in 2008) and slightly higher recovery. Together, these mines provided significant diversification benefits for the group, contributing a total of 23% of production.
The key features of the financial results were as follows:
•	Total revenue for the year rose by 45% to a record $1,087.4 million, driven by a combination of higher gold sales volume (30%) and a higher gold price (13%). Carbon credits added around $1.2 million to revenue.

•	Total cash operating cost, before depreciation and amortisation, totalled $453.2 million, up 26% on the previous year. The increase reflected higher throughput, production and sales volumes, increased fuel prices and adverse exchange rate movements.

•	Mine EBITDA(1) improved strongly for the year, rising 63% to $634.2 million. This increase reflected the strong improvement in operational performance at the Lihir mine and a full year’s contribution from the Bonikro and Mt Rawdon operations.

•	Underlying profit(2) was a record $289.5 million, up 57% on the previous year.

•	Net loss after tax attributable to shareholders of the Company was $234.0 million, down from a profit of $111.0 million in 2008.

•	Cash generated from operations for the year were $450.9 million.

•	An impairment charge for Ballarat of $409 million after-tax, writing down the Ballarat assets.

(1)	Refer to “Item 18. Financial Statements, Notes to the financial Statements, Note 5” for a reconciliation of Mine EBITDA

(2)	Underlying profit is reconciled as follows:

	2009	2008	2007
Profit / (loss) attributable to equity holders of the Company	(234.0)	111.0	(24.1)
Non cash hedging loss (after tax)	77.7	51.2	53.1
Discontinued Operations (after tax)	412.9	—	—
Loss on repayment of gold loan (after tax)	—	—	82.5
Write down of power plant and barges (after tax)	—	—	8.9
Impairment of listed equity securities (after tax)	—	2.2	—
Write down of geothermal and dewatering wells (after tax)	—	19.7	—
Loss on disposal of assets following comprehensive asset review (after tax)	15.2	—	—
De-recognition of DTA	17.7	—	—
Underlying profit / (loss) after tax	289.5	184.1	120.4
Discussion and analysis of the Statement of Comprehensive Income
Revenue
Sales revenue rose significantly during 2009 as a result of a 30% increase in gold sales volume, and a 12% rise in realised gold price. Total gold sales of 1,114,854 ounces include a full year’s production from Bonikro and Mt Rawdon (2008: Bonikro 3 months, Mt Rawdon 6 months). Gold sales of 15,568 ounces from Ballarat are excluded from revenue and included in the loss from discontinuing operations. Silver sales totalled $3.2 million and certified emission reduction (CER) certificates arising from geothermal power production at Lihir Island added approximately $1.2 million to sales revenue.
In 2008 sales revenue rose significantly over 2007 as a result of increased gold sales volume (23%) and price realised (28%). The Company benefited from increased spot gold prices as gold continued it’s upwards trend from previous years. Total gold sales of 868,926 ounces include the sale of 95,047 ounces from Mt Rawdon, Bonikro and Kirkalocka and 8,396 pre-production ounces from Ballarat. The contribution from certified emission reduction (CER) certificates added $4.5 million to sales revenue. Cash and non-cash hedging losses are excluded from sales revenue.
Revenue from the acquired operations of Mt Rawdon, Kirkalocka and Bonikro for the period June 17, 2008 to December 31, 2008 was $81.5 million before hedging losses.
Cost of sales
Cost of sales of $618.8 million was up 41% on the previous year. The increase reflects higher throughput, production and sales volumes at Lihir Island, together with a full year of costs from the Bonikro and Mt Rawdon assets acquired in June 2008. Royalties, levies and production taxes increased by 44% to $25.6 million due to higher production levels and gold prices. Operating costs were impacted by continued cost pressures emerging from higher input prices and adverse currency movements.
The near doubling of depreciation and amortisation expense to $184 million (including amortisation of mineral reserves) reflects higher gold production, the reassessment of geothermal asset lives at Lihir Island, and the full year impact of Bonikro and Mt Rawdon operations.
In finalising, during 2009, the allocation of the purchase price of $762 million for the 2008 acquisition of Equigold, depreciation and amortisation averaged US$256/oz at Mt Rawdon and US$431/oz at Bonikro during the year.
Cost of sales in 2008 totalled $451.3 million, up 73% on the previous year. The increase reflects higher throughput, production and sales volumes at Lihir and the addition of the Equigold mines combined with cost pressures faced across the mining industry. Mining expenses and power generation were significantly higher due to the high oil prices throughout most of the year.

The increase in depreciation and amortisation reflects higher gold production, the full year impact of the flotation circuit commissioned at Lihir in late 2007, the inclusion of Mt Rawdon and Bonikro operations, and $26.2 million of amortisation on the acquired mineral reserve assets arising from the purchase price allocation for Mt Rawdon and Bonikro
Cost of sales from acquired operations of Mt Rawdon, Kirkalocka and Bonikro was $74 million, including $26.2 million amortisation arising from the purchase price allocation for Mt Rawdon and Bonikro.
Corporate expenses
Corporate office expenses have increased with the continued growth and expansion of the Company’s operations. The corporate office functions reflect a full year of costs associated with the expanded activities in Australia, at Lihir Island and in West Africa. Corporate office expenses increased during 2008 with the continued growth and expansion of the Company’s operations. Corporate expenses include certain integration-related costs associated with the Equigold merger.
Exploration
Exploration, evaluation and pre-development expenditure totalled $37.7 million of which a total of $9.4 million was expensed and a total of $28.3 million near mine expenditure was capitalised, in accordance with the Consolidated Entity’s published accounting policy. This reflects the company’s strategic vision to invest in organic growth and included a full year’s exploration program in Côte d’Ivoire. While the main focus for drilling has been at and around the Bonikro operation, elsewhere in Côte d’Ivoire regional exploration activities continue to generate encouraging results. Across the company’s 18,000 square kilometres of exploration tenements, a total of 248,000 metres (2008: 42,000 metres since acquisition June 2008) of drilling was completed on four target areas.
Exploration expenditure of $8.5 million for 2008 was in line with 2007 spending. Exploration expenditure in Côte d’Ivoire of $2.3 million was offset by a reduction in exploration expenditure for geothermal steam on Lihir Island. Exploration expenditure at Ballarat was steady.
Hedging loss
The acquired Equigold hedge book was closed out in June 2009 for an outlay of $37.9 million. For the period 1 January 2009 to the time of close out, a total of 30,678 ounces were delivered into the hedges at a contract price of approximately A$600/oz and brought to account as a cash hedging loss of $7.7 million in the Statement of Comprehensive Income. The Equigold hedge losses represent the cumulative difference between the prevailing spot price of gold at the time of such delivery and the spot price (A$939/oz) prevailing at the date of completing the merger with Equigold.
The close out of the Equigold hedge book followed the closure of the LGL hedge book in April 2007, in accordance with the company’s policy of not hedging gold production.
Although the LGL and Equigold hedge books have been closed out, hedge accounting requires the profit or loss on those hedge contracts to be brought to account at the original designation dates. Accordingly, the total hedging loss for the year of $118.7 million includes $111.0 million of non-cash losses. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges and these will be brought to account in the Statement of Comprehensive Income.
During 2008, the hedging loss of $75.5 million reflects non-cash hedging losses of $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivery into the acquired Equigold hedge book; this latter item is measured as the difference between the prevailing spot price of gold at the time of such delivery and the prevailing price (A$939/oz) at the date of completing the merger with Equigold.
Other expenses/ (income)
Included in other income is $4.0 million in insurance recoveries in respect of a prior year insurance claim for the Lihir Island operations and the gain on sale of an investment held in Rex Minerals Limited ($3.1 million).

At the Dalgaranga site, an additional $0.9 million (50.1% interest) provision has been raised to complete additional rehabilitation work. Other expenses include $16.1 million in losses on disposal of fixed assets at Lihir resulting from a comprehensive review of fixed assets conducted during the year.
Losses on fixed asset disposals and an impairment loss on available-for-sale investments resulted in increased other expenses for 2008 up from $13.8 million to $31.3 million. Fixed asset losses predominantly arose at the Lihir operations and related to geothermal and dewatering wells mined out or assessed as no longer productive.
Exchange differences on translation of foreign operations
The Consolidated Entity has a US presentation currency, however the Australian subsidiaries of the Company have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The 29% strengthening in the Australian dollar at the end of 2008 to the end of 2009 resulted in a favourable $104.6 million adjustment to net assets and thus comprehensive income. This compared to a weakening Australian dollar from the end of 2007 to 2008 resulting in an unfavourable $154.9 million adjustment to net assets and thus other comprehensive income compared to a favourable $42.6 million in 2007.
Tax Expense
Income tax
Income tax benefit for the year was $59.3 million, calculated based on continuing and discontinued operations resulting in a net effective tax rate of 20%. The effective tax rate for each of continuing and discontinuing operations is higher than the prima facie statutory rate due mainly to the inclusion of non-deductibility of mineral reserve amortisation and exploration expenses in Côte d’Ivoire, the de-recognition of deferred tax assets due to the impairment of the Ballarat operations (outlined below), and other non-deductible expenses. This is partially offset by the zero tax rate applicable for the Consolidated Entity’s Côte d’Ivoire operation that is currently utilising a five year tax holiday which commenced in October 2008. Goodwill impaired in respect of Ballarat was also not tax effected.
Income tax expense for 2008 was $55.7 million resulting in an effective tax rate of 33%. The effective tax rate is higher than the statutory rate due to the non-deductibility of mineral reserve amortisation and exploration expenses in Côte d’lvoire and other non-deductible expenses. The tax expense has increased from the 2007 expense of $11.7 million (33% effective tax rate).
No cash tax was paid in 2009 or 2008. As a result of the impairment of the Ballarat operation a review of the probability of recoverability of the Consolidated Entity’s Australian tax losses was conducted. Deferred tax assets of $20.3 million in respect of Australian tax losses have not been recognised for accounting purposes. The losses continue to be available for tax purposes and recoverability of Australian tax losses will continue to be assessed each balance date. At the end of 2009, LGL had carried forward tax losses resulting in deferred tax assets (measured at the applicable 30% tax rate) of $58.2 million in PNG and $40.5 million in Australia.
At end of 2008, LGL had carried forward tax losses (measured at the applicable 30% tax rate) of around $151 million in PNG and around $40 million in Australia. In Côte d’lvoire, under the investment convention for Bonikro, LGL has a 5 year tax holiday.
Dividend withholding tax
Since 2001, the PNG dividend withholding tax has been 10% for dividends paid by PNG resident mining companies.
Discontinuing operations
The Company reclassified the Ballarat operation as a discontinuing operation during the year. During the year the Company has recognised an impairment loss in respect of the Ballarat operation of $546 million before tax. This includes an impairment charge of $31 million in respect of goodwill allocated to the Ballarat cash generating unit. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million.

Discussion and analysis of the Statement of Financial Position
The Consolidated Entity’s net assets and total shareholders’ equity increased during the year by 10% to $3.2 billion. This increase is partly attributable to the issue of equity via an institutional placement and share purchase plan ($340.9 million net of transaction costs) and movements in the hedge reserve. Exchange rate movements also favourably affected the translation of the Company’s net assets held by foreign subsidiaries. These increases in valuation were partly offset by the net loss after tax which included an impairment of the Ballarat assets.
Further, during the year the Company drew down on $50.0 million five-year fixed rate interest only loan.
Discussion and analysis of the Statement of Cash Flows
Cash on hand at the end of the year totalled $473.5 million. Cash balances increased by $408.8 million during the year due mainly to proceeds from the equity issues and cash generated from operations in excess of capital investment.
Cash generated from operating activities increased to $450.9 million from $208.0 million in 2008. The healthy operating cash flow was mainly due to higher sales volumes, increased gold prices and cash margins. The increased sales revenue was due to a 30% increase in sales volume and 13% rise in realised gold prices. Net cash flow from operations includes $37.9 million outflow in respect of the close out of the Equigold hedge book and $4.0 million received in respect of the Lihir Island insurance claim.
Net cash used in investing activities totalled $375.6 million including $373.5 million for capital related expenditure. The major areas of capital expenditure during the year included:
•	Lihir — $128.3 million including; mining fleet $16.4 million, geothermal projects $23.2 million, camp accommodation / catering $8.6 million, steam wells $7.5 million and near mine exploration $5.3 million
•	MOPU($123.2 million) and interim power station ($27.6 million)
•	Ballarat operation infrastructure and development expenditure — $35.3 million (pre impairment loss)
•	Mt Rawdon — $5.1 million
•	Bonikro, Côte d’Ivoire — $49.2 million including near mine exploration of $21.3 million (incorporating Oume, Bonikro and Hiré)
Further, during the year, final payment was made for the acquisition of shares previously held by minority interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA that occurred in December 2008.
Financing activities during the year included a $340.9 million capital raising (net of transaction costs) and the establishment of a $50.0 million debt facility which, under the terms of the facility, was fully drawn. Further, during the year the Company re-commenced dividend payments and returned $35.5 million as dividends to shareholders.
Cash on hand at the end of 2008 totalled $65 million. Cash balances decreased by $109.5 million during the year due mainly to capital expenditure and a pre-acquisition advance of $49.7 million to Equigold which was used to partially close out its hedge book prior to the merger. The merger with Equigold increased the Consolidated Entity’s cash by $9.1 million.
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
(f) Significant changes in the state of affairs
Significant changes in the state of affairs of the Consolidated Entity during the financial year included:
•	After completing a review of the Ballarat gold mine in Victoria it was concluded that despite encouraging results from ongoing exploration activities in the north of the Ballarat gold field, the project would be unlikely to achieve the scale required to fit within the LGL portfolio. A decision was made to divest the Ballarat project and a sale process was commenced. On March 5, 2010, the Company announced the entry into a sale agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project. Under the agreement, the Company will receive A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million. On March 19, 2010, Castlemaine announced that it had received a firm commitment from its existing shareholders and new institutional and sophisticated investors to raise A$30million, in this announcement Castlemaine further advised that the resolution to approve the issue of new equity would be considered by its shareholders at its upcoming annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from March 5, 2010.

•	On 17 January 2010, the Board of Directors accepted the resignation of the Company’s Chief Executive Officer Arthur Hood. Mr Hood stood down immediately and Chief Financial Officer Phil Baker was appointed as Chief Executive Officer pending a global search for a new chief executive. Mr Hood’s termination package includes a cash payment of A$2.3million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood received a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.

B. Liquidity and Capital Resources
(a) Liquidity
The Company continues to receive positive cash flows from operations. See “Item 3. Key Information — A. Selected Financial Data”. During 2007, the Company completed a major equity raising of approximately $1 billion and used the proceeds to close out all hedging, the Gold Loan and existing debt facilities. The remainder of the funds raised was put aside to cover the planned capital program for the Ballarat operation and allow for some working capital for the rest of the group.
On February 29, 2008, the Board of Directors approved the MOPU Project on Lihir Island which is expected to lift gold production capacity to approximately 1 million ounces per year from the end of 2011. The upgrade was the subject of a rigorous 12 month feasibility study which concluded that it would position the Company for increased output, lower cash costs and more reliable and consistent production. The upgrade will be funded by a mix of cash flows from operations, proceeds from the capital raising announced on March 5, 2009 and debt. In this regard, the Company has finalized standby credit facilities totalling US$250 million and is negotiating term sheets for an additional US$100 — 150 million with a small number of financial institutions. Bilateral bank debt facilities were maintained on a standby basis with a number of banks. There were no borrowings under these facilities. Each of these bilateral facilities contains comparable terms, including a negative pledge against the creation of security over assets (other than under certain exceptions), restriction on the disposal of assets (other than under certain exceptions), and the maintenance of several financial covenants with which the Company and the Consolidated Entity were in compliance throughout the full year. During the year, the Company drew down on a $50m five-year fixed rate interest only loan.
On March 5, 2009, the Company completed an institutional placement for US$325million. 171,666,667 fully paid ordinary shares were issued at A$3.00 per share pursuant to the institutional placement. Shortly after, in April 2009, the company completed a share purchase plan to its retail investors. A total of 8,876,237 shares were issued at a share price of A$2.82 per share, raising A$25million. For further information see “Item 5 — Operating and Financial Reviews and Projects — A. Operating Results — (c) Issue of Additional Capital.” As noted above, the funds raised will cover the planned MOPU capital program and provide additional working capital over and above current requirements for the rest of the group.
Cash generated from operating activities increased to $450.9 million from $208.0 million in 2008. The healthy operating cash flow was mainly due to higher sales volumes, increased gold prices and cash margins. The increased sales revenue was due to a 30% increase in sales volume and 13% rise in realised gold prices. Net cash flow from operations includes $37.9 million outflow in respect of the close out of the Equigold hedge book and $4.0 million received in respect of the Lihir Island insurance claim.
Net cash used in investing activities totalled $375.6 million including $373.5 million for capital related expenditure as the company invested in the development of the Ballarat and Bonikro operations and continued to expand Lihir operation’s processing facilities following the announcement to proceed with the MOPU project.
Further, during the year, final payment was made for the acquisition of shares previously held by minority interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA that occurred in December 2008.
During the year the Company recommenced dividend payments and returned $35.5 million as dividends to shareholders.
As at December 31, 2009 the Company had cash and cash equivalents of $473.5 million and available total borrowings and finance facilities of $250 million. Please refer to “Item 18. Financial Statements, Notes to the financial Statements, Note 25.”

(b) Capital Expenditures
Capital expenditure over the last three financial years has been as follows:
Capital expenditure 2007 — 2009

(in US$ millions)	2009	2008	2007
Lihir	279.1	153.0	156.5
Ballarat	35.3	118.6	65.9
Bonikro	49.2	29.9	—
Mount Rawdon	5.1	1.3	—
Corporate	4.8	1.3	0.3

	373.5	304.1	222.7

Capital expenditure in fiscal 2009 totalled $373.5 million and included the following major items: (a) $123.2 million for the MOPU project and $27.6 million for the interim power station; (b) $128.3 million for other sustaining capital expenditure at the Lihir operation; (c) $35.3 million for the Ballarat operation’s infrastructure and development expenditure (pre-impairment loss); (d) $49.2 million at Bonikro including near mine pre-development of $21.3 million (incorporating Oume, Bonikro and Hiré); and (e) $5.1 million and $4.8million for Mount Rawdon operation and the Brisbane corporate office respectively.
Capital expenditure in fiscal year 2008 totalled $304.1 million and included the following major items: (a) $50.6 million for the Lihir Island expansion project (“MOPU Project”); b) $102.4 million for other sustaining capital expenditure at Lihir Island; (c) $118.6 million for Ballarat infrastructure and capitalized development costs (refer Note 1 v of the financial statements); (d) $27.6 million for construction and commissioning of the Bonikro operation; (e) $2.3 million for expenditure in further defining existing reserves in Côte d’Ivoire (refer Note 1 (iv) of the financial statements); and (f) $1.3 million for each of the Mount Rawdon operation and the Brisbane Australia corporate office.
Capital expenditure in fiscal year 2007 totalled $222.7 million and included the following major items: (a) $61.3 million for the ongoing construction of the Lihir operation flotation plant expansion; (b) $17.3 million for the expansion of the geothermal power plant at the Lihir operation; (c) $5.2 million on drill rigs for dewatering; (d) $4.9 million for dewatering pumping equipment; (e) $68.1 million for various projects between $0.1 and $4.5 million at the Lihir operation; and (f) $65.9 million for continued development at the Ballarat operation .
For fiscal year 2010, capital expenditure of approximately $640 million is projected as at the date of this Annual Report. This estimate includes $200 million for sustaining capital expenditure at the Lihir operation, $400 million for the MOPU Project, $25 million for sustaining capital expenditure at the Bonikro operation and pre-development at Cote d’Ivoire and $15 million for sustaining capital expenditure at Mount Rawdon and Brisbane corporate office. The Company expects to fund these commitments largely from operating cash flows and cash on hand of $473.5 million as at December 31, 2009.
The Company’s capital expenditure commitments as at December 31, 2009 totalled $335 million. The major items of capital commitment at December, 31 2009 are: Lihir Island ($151.6 million for the MOPU Project and $170.2 million for other equipment purchases) and Bonikro ($12.2 million resource drilling program and other equipment).
Financial instruments
Refer to Note 25 of the Financial Statements.

C. Research and Development, Patents and Licenses, etc
The Company undertakes research and development as required and relevant to business operations. The research and development is undertaken in conjunction with the operations of the businesses and is not a significant research and development program.
D. Trend Information
The Company officially commenced production from the Lihir operation in PNG in October 1997 and has produced nearly 8 million ounces to December 31, 2009. Total gold production for the Company in 2009 was 1,123,759 ounces which included 853,391 ounces from Lihir Island.
The Company has transitioned into a multi-mine company following with Equigold in June 2008.
The Equigold merger brought in the Mt Rawdon operation in Central Queensland, Australia and, in Côte d’Ivoire, the Bonikro mine and a large advanced exploration portfolio. Mt Rawdon provided 107,780 ounces of gold to the Company in 2009. Construction of the Bonikro mine was completed in September 2008 with first gold poured in October 2008. Bonikro produced 150,023 ounces in 2009.
At the Lihir operation, there has been an ongoing program to increase both the reliability of the plant and its throughput capacity. This has seen mill throughput steadily rise from 2.35 million tonnes in 1998 to a project-to-date record of 6.5 million tonnes in 2009, following the successful commissioning of the flotation expansion in 2007. Autoclave throughput has also been rising with a record 4.8 million tonnes treated in 2009.
Following the completion of a feasibility study in February 2008, the Company’s Board approved the MOPU project which involves an expansion of the process plant capacity on Lihir Island in order for it to consistently produce in excess of 1 million ounces of gold annually. The expansion will involve installation of additional crushing, milling, oxygen, pressure oxidation, CIL and tailings facilities and commissioning is expected in late 2011. During 2009 all long lead items were ordered and on-site preparation for construction commenced.
Cost pressures eased in early 2009 as the oil price weakened and industry pressures lessened but subsequently increased when the oil price recovered to around US$75 per barrel and the US dollar exchange rate weakened in the second half of the year. The global economic uncertainty has supported the gold price which peaked at around $1,200 per ounce in November 2009 and as at February, 2010 was trading around $1,100 per ounce.
E. Off-Balance Sheet Arrangements
The Company does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.
F. Tabular disclosure of Contractual Obligations
The profile of the Company’s contractual obligations to external parties as at December 31, 2009, is shown below:

			Later than 1 year	Later than 2 years
			but not later than	but not later than
	Total	Less than 1 year	2 years	5 years	More than 5 years
	$ m	$ m	$ m	$ m	$ m
Capital (Finance) Lease Obligations	0.9	0.7	0.2	—	—
Operating Lease Obligations	21.4	1.6	1.8	5.9	12.1
Capital expenditure commitments(i)	334.6	269.5	45.1	20.0	—
Purchase obligations (ii)	49.9	49.9	—	—	—
Other Liabilities (iii)	73.4	26.9	6.1	7.7	32.7
Borrowings(iv)	66.8	3.5	3.5	59.8	—

Total	546.3	353.2	57.3	93.5	42.3

(i)	The major items of capital commitment are: Lihir Island ($151.6 million for the MOPU Project and $170.2 million for other equipment purchases), and Bonikro ($12.2 million resource drilling program and other equipment).

(ii)	Purchase obligations consist of trade creditors of $44.1. million and employee service related liabilities of $5.8 million.

(iii)	Other liabilities represents $73.4 million consisting of current and non-current provisions on the consolidated balance sheet which represents certain employee, rehabilitation and other provisions.

(iv)	During the year the Company entered into a $50million financing facility (as the borrower) with PNG Sustainable Development Program Limited. The facility is on normal commercial terms and was negotiated on an arms length basis.
G. Safe Harbour
Certain new accounting standards and IFRIC interpretations have been published that are not mandatory for the December 31, 2009 reporting period. Further details regarding these standards and IFRIC interpretations can be found in Note 3 to the financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
(a) Directors
Following are the directors of the Company (or the “Board”) as at the date of this Annual Report:

Name	Age	Year Appointed
Dr Ross Garnaut	63	1995
Mr Bruce Brook	54	2005
Dr Peter Cassidy	64	2003
Dr Michael Etheridge	63	2007
Lady Winifred Kamit	56	2004
Mr Geoff Loudon	67	1995
Mr Alister Maitland	68	2007
Dr Ross Garnaut AO BA, PhD
Chairman, Independent Director
Chairman and member of the Board since 1995, Dr Garnaut is Chairman of PNG Sustainable Development Program Ltd, a Director of Ok Tedi Mining Ltd, Chairman of the Board of Trustees of the International Food Policy Research Institute and a Director of the Lowy Institute of International Policy. He is Vice-Chancellor’s Fellow at the University of Melbourne. He was formerly Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 63.
Dr Garnaut is Chairman of the Board’s Remuneration and Nomination Committee and a member of its Audit and Sustainable Development Committees.
Mr Bruce Brook BCom, BAcc, FCA, MAICD
Independent Director
Appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a Non-Executive Director of Snowy Hydro Limited Boart Longyear Limited and the Export Finance and Insurance Corporation. Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. He has previously been a Non-Executive Director of Consolidated Minerals Limited (2005—2008) and both Non-Executive Director and Chairman of Energy Developments Limited (2009—2010). Age 54.
Mr Brook is Chairman of the Audit Committee.

Dr Peter Cassidy BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD
Independent Director
Appointed to the Board in January, 2003. Dr Cassidy has over 40 years of experience in the mining industry in Australia, PNG, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002. Dr Cassidy is also a Non-Executive Director of Eldorado Gold Corporation and a Non-Executive Director of the Minerals Metals Group. He was previously a Non-Executive Director of AurionGold Limited (2002-2003), Zinifex Limited (2004-2008) and OZ Minerals Limited (previously Oxiana Limited, 2007-2009) and Energy Developments Limited (2003-2009). Age 64.
Dr Cassidy is Chairman of the Board’s Safety and Technical Committee and a member of its Remuneration and Nomination Committee.
Dr Mike Etheridge PhD, FTSE, FAIG, FAICD
Independent Director
Dr Etheridge is a geologist with over 35 years’ experience in exploration, mining, consulting and research. Until 2004, Mr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration. Dr Etheridge is also the Chairman of ABM Resources NL. Age 63.
Dr Etheridge is a member of the Safety and Technical Committee.
Lady Winifred Kamit BA, LLB
Independent Director
Appointed to the Board in October 2004. Lady Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councilor of the Institute of National Affairs. She is also a Director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Bunowen Services Limited, Post Courier Limited, Allied Press Limited and Anglicare (Stop Aids) PNG. Lady Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 56.
Lady Kamit is Chairperson of the Board’s Sustainable Development Committee and a member of its Remuneration and Nomination Committee.
Mr Geoff Loudon MSc, FAusIMM
Independent Director
Appointed a Director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir Island deposit in joint venture with Kennecott Explorations Australia Limited. He is currently also Chairman of the L&M Group, L&M Petroleum Limited, and Nautilus Minerals Inc and a Director of Port Moresby City Mission Limited. Age 67.
Mr Loudon is a member of the Board’s Safety and Technical and Sustainable Development Committees.
Mr Alister Maitland B Com, FAICD, FAIM, SF Fin
Independent Director
Appointed in 2007. Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland was

Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd, and a Non-Executive Director of Maybank Corporation Berhad. Age 68.
Mr Maitland is a member of the Board’s Audit Committee.
(b) Senior management
The Company’s Senior Management team as at the date of this annual report is as follows.

Name	Age	Position with the Company	Year Joined
Phil Baker	54	Chief Executive Officer (effective January, 17 2010)Chief Financial Officer	2007
Peter Smith	51	Chief Operating Officer (effective March 1, 2010)	2009
Noel Foley	60	Executive General Manager Lihir Operations	2006
Graham Folland	51	Executive General Manager Corporate Development	2006
Tim Fry	45	Executive General Manager West Africa and Corporate Services	2008
Michael Sullivan	52	Executive General Manager Legal and & General Counsel	2009
Phil Baker: Mr Baker is a qualified accountant with an extensive background in the Australian mining industry, including 22 years in a variety of roles and locations with Mount Isa Mines (“MIM”) until that company was acquired by Xstrata in 2003. At that time, Mr Baker was a member of MIM’s executive management team as Executive General Manager — Strategy, Planning and Development. Since then, Mr Baker spent two years as CFO and company secretary of ASX-listed pharmaceutical development company Peplin Ltd before he was CFO and company secretary of Queensland Magnesia. Mr Baker joined LGL as CFO in January 2007 and is based in the LGL’s corporate services office in Brisbane. On January 17, 2010, Mr Baker was appointed as the Chief Executive Officer by the Board of Directors.
Peter Smith: Mr Smith is a mining executive with more than 33 years experience across a broad spectrum of roles, primarily in the Australian resources sector. Prior to joining LGL, Mr Smith was an Executive Director of Western Metals Ltd, an exploration company with properties in Tanzania, Canada, the United States and Australia. After 23 years of operational site roles, he has spent the past 10 years in a range of senior corporate leadership positions including at WMC Resources Ltd and Ensham Resources. Mr Smith is based in LGL’s corporate services office in Brisbane.
Noel Foley: Mr Foley has more than 32 years’ experience in the mining industry. He has extensive experience in PNG including 3 years at OK Tedi during the mine start up and 10 years at the Misima Mine, including the last 3 years as Mine General Manager.
Graham Folland: Mr Folland has over 30 years’ experience in metallurgical, project and corporate development roles in the gold mining industry. Formerly General Manager, Corporate and Project Development at Placer Dome Australia Limited, Mr Folland’s expertise includes project and feasibility study development, and financial and acquisition evaluation. Mr Folland is based in LGL’s corporate services office in Brisbane.
Tim Fry: Mr Fry is a mining engineer with 26 years industry experience spanning Ireland, the United Kingdom and Australia. He spent 16 years with one of the world’s leading explosives companies, Dyno Nobel, where he held senior management roles covering contract, commercial and operations management. Most recently, Mr Fry was President of Dyno Nobel Asia Pacific and a key member of the company’s global management team. Prior to immigrating to Australia in 1991, Mr Fry gained project engineering and management experience with Tara Mines, Yeoman Morven and other major infrastructure projects in the UK.

Michael Sullivan: Mr Sullivan joined LGL in September 2009. He was previously with Oil Search Limited as General Counsel and Group Secretary. Prior to this, he was in private practice, specialising in Banking and Financing law. Mr Sullivan was a partner at Gadens Ridgeway. Mr Sullivan is admitted as a lawyer in New South Wales and Papua New Guinea. He is a Fellow of the Chartered Institute of Secretaries and a Public Notary in New South Wales.
No family relationships exist between members of the Board and senior management. There were no other arrangements or understandings (than those outlined above) with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.
B. Compensation
The remuneration report is set out under the following main headings:
•	Principles used to determine the nature and amount of remuneration

•	Details of remuneration

•	Service agreements

•	Share based compensation
A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION
(1) An overview
The Consolidated Entity’s remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced directors and executives. The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority with the Consolidated Entity, the balance of this mix shifts to a higher proportion of “at risk” rewards.
The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:
•	competitive in structure and quantum with comparator organisations so as to attract, retain and motivate appropriately qualified and experienced executives;
•	acceptability to shareholders;

•	performance linkage / alignment of executive compensation;

•	transparency; and

•	capital management.
In consultation with external remuneration consultants, the Consolidated Entity has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.
Alignment to shareholders’ interests:
•	has company profit as a core component of plan design;

•	focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non financial drivers of value; and

•	attracts and retains high calibre executives.
Alignment to program participants’ interests:
•	rewards capability and experience;

•	reflects competitive reward for contribution to growth in shareholder wealth; and

•	provides a clear structure for earning rewards.

The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and recommendations on remuneration packages and other terms of employment for executive directors, other executives and non-executive directors.
(2) Non-executive directors and Chairman
As the focus of the Board is on the long-term direction and well-being of the Company, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results. Non-executive directors do not receive any performance related remuneration. Remuneration is limited to the payment of Board fees which serves to help maintain independence and impartiality.
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
Details of the Board fees payable to non-executive directors in respect of the year ended December 31, 2009 are set out below. The Company pays additional fees for membership or chairing of the Board’s committees. No other benefits were paid or are payable to non-executive directors.
Since April 1, 2009, the Board adopted a policy requiring non-executive directors to acquire LGL shares equivalent in value to 20% of their annual non-executive directors’ fees (pre-tax) with the exception of non-executive directors who donate their fees to charity.
Non-executive directors and the Chairman do not receive share rights.
(a)	Executive directors
Executive directors do not receive separate Board fees as part of their remuneration packages.
Directors’ fees
The Chairman’s remuneration is inclusive of committee fees while other non-executive directors who chair, or are a member of, a committee receive additional yearly fees. The fees paid to non-executive Directors prior to April 1, 2009 were as follows:
•	the Chairman of the Board: $300,000 per annum (with no additional fee for service on any committees); and

•	for the other non-executive directors:
•	base fee: $100,000 per annum;

•	fee for serving as Chairman of the Audit Committee: $27,500 per annum;

•	fee for serving as Chair of other committees: $20,000 per annum; and

•	fee for membership of a committee: $10,000 per annum (per committee)
On May 6, 2009, the Company obtained shareholder approval to increase the aggregate fee limit from $1million to $1.32million.

With effect from April 1, 2009, the fees paid to non-executive directors were as follows:
•	the Chairman of the Board: $330,000 per annum (with no additional fee for service on any committees); and

•	for the other non-executive directors:
•	base fee: $110,000 per annum;

•	fee for serving as Chairman of the Audit Committee: $30,250 per annum;

•	fee for serving as Chair of other committees: $22,000 per annum; and

•	fee for membership of a committee: $11,000 per annum (per committee)
On November 18, 2009, the Remuneration and Nomination Committee reviewed the above fees paid to non-executive directors and no changes were made to the fees for non-executive directors for 2010.
For the year ended December 31, 2009, the following aggregate fees have been applied:

	2009	2008
	$	$
Dr Ross Garnaut (2) (3)	322,500	282,787
Mr Bruce Brook (2)	137,063	118,893
Dr Peter Cassidy (2)	139,750	121,393
Dr Michael Etheridge (2)	118,250	103,306
Lady Winifred Kamit (1)	139,750	121,393
Mr Geoff Loudon (1)	129,000	112,350
Mr Alister Maitland (2)	118,250	103,306

Notes:

(1)	Fees are paid to Lady Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission.

(2)	Fees are paid to Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge and Mr Maitland in Australian dollars equivalent to the amount reported.

(3)	The services of Dr Garnaut are provided through Dr Garnaut’s family company, Maccullochella Pty Limited.
For the year ended December 31, 2009, fees have been paid as follows:

			Remuneration and	Safety and	Sustainable
			Nomination	Technical Committee	Development
	Base fees	Audit Committee fees	Committee fees	fees	Committee fees	Total Directors fees
Dr Ross Garnaut	$322,500	—	—	—	—	$322,500
Mr Bruce Brook	$107,500	$29,563	—	—	—	$137,063
Dr Peter Cassidy	$107,500	—	$10,750	$21,500	—	$139,750
Dr Michael Etheridge	$107,500	—	—	$10,750	—	$118,250
Lady Winifred Kamit	$107,500	—	$10,750	—	$21,500	$139,750
Mr Geoff Loudon	$107,500	—	—	$10,750	$10,750	$129,000
Mr Alister Maitland	$107,500	$10,750	—	—	—	$118,250
Audit Committee — Chairman Mr Bruce Brook
Remuneration and Nomination Committee — Chairman Dr Ross Garnaut
Safety and Technical Committee — Chairman Dr Peter Cassidy
Sustainable Development Committee — Chairperson Lady Winifred Kamit
Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.
There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the Company to any non-executive director.

(3) Executive remuneration
The Managing Director/Chief Executive Officer is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Board, through its Remuneration and Nomination Committee, has oversight of the remuneration policies and terms of employment for all of the Company’s senior executives.
The executive pay and reward framework has three components:
•	base package including superannuation and benefits;

•	short-term performance incentives; and

•	long-term incentives through participation in the Lihir Executive Share Plan (the “LESP”).
The combination of these comprises the executive’s total remuneration.
Total fixed remuneration
Structured as a total employment cost package which may be delivered as a combination of cash, superannuation and prescribed non financial benefits at the executive’s discretion.
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
Short term incentives
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
The Remuneration and Nomination Committee is responsible for reviewing recommendations from the Managing Director/Chief Executive Officer and passing such resolutions as it sees fit on participation of senior executives reporting to the Managing Director/Chief Executive Officer in short-term incentive schemes.
The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Remuneration and Nomination Committee.

For 2009 the following targets applied:

STI Target Level	Managing Director	Key management personnel
Attainment of Target	60% of Base package	40% of Base package
	(before tax)	(before tax)
Long-term incentives
Long-term incentives are awarded in the form of share rights in accordance with the terms of individual employment contracts and the LESP. Further details regarding long-term incentives can be found within section (d) of this report — Share-based compensation and the Notes to and forming part of the Financial Statements, Note 32 Share based payments.
(b) Details of remuneration
Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in IAS 24 Related Party Disclosures) of the Consolidated Entity are set out in the following tables.
In addition to the Directors, the key management personnel of the Consolidated Entity include those executives that reported directly to the Managing Director/Chief Executive Officer as at December 31, 2009 being:
•	Phil Baker — Chief Financial Officer

•	Noel Foley — Executive General Manager, Papua New Guinea Operations

•	Graham Folland — Executive General Manager Corporate Development

•	Tim Fry — Executive General Manager West Africa and Corporate Services

•	Peter Smith — Executive General Manager Australia and Africa Operations (appointed April 1, 2009)

•	Michael Sullivan — Executive General Manager Legal & General Counsel (appointed September 1, 2009)
The key management personnel of the Company include the Directors as per pages 47 and 48 above and the following executive officer who have authority and responsibility for planning, directing and controlling the activities of the entity:
•	Noel Foley — Executive General Manager, Papua New Guinea Operations

     Key management personnel and other executives of the Consolidated Entity
2009

						Long-	Share-
				Post-employment		term	based
	Short-term employee benefits			benefits		benefits	payments
	Cash
	salary and		Non			Long
	fees	Cash	monetary	Super-		service	Share
		bonus	benefits(5)	annuation	Other	leave	rights	Total
Name	$	$	$	$	$	$	$	$
Non-executive directors
Dr Ross Garnaut — Chairman	322,500	—	—	—	—	—	—	322,500
Mr Bruce Brook	137,063	—	—	—	—	—	—	137,063
Dr Peter Cassidy	139,750	—	—	—	—	—	—	139,750
Dr Mike Etheridge	118,250	—	—	—	—	—	—	118,250
Lady Winifred Kamit	139,750	—	—	—	—	—	—	139,750
Mr Geoff Loudon	129,000	—	—	—	—	—	—	129,000
Mr Alister Maitland	118,250	—	—	—	—	—	—	118,250

Sub-total non-executive directors	1,104,563	—	—	—	—	—	—	1,104,563

Executive directors
Arthur Hood(1)	1,440,462	631,553	10,787	57,299	—	41,300	2,354,982	4,536,383

Other key management personnel
Phil Baker(2)	395,529	106,235	10,787	21,567	—	5,307	349,423	888,848
Noel Foley	291,442	141,387	—	57,303	—	18,289	345,617	854,038
Graham Folland	312,509	82,158	10,787	28,126	—	6,567	311,886	752,033
Tim Fry	359,371	114,686	10,787	28,043	12,508 (7)	2,385	187,541	715,321
Peter Smith(3)	263,973	87,849	8,514	23,758	—	1,100	119,169	504,363

Michael Sullivan(4)	130,151	42,023	12,974 (6)	4,321	—	412	—	189,881

Total key management personnel compensation	4,298,000	1,205,891	64,636	220,417	12,508	75,360	3,668,618	9,545,430

Notes:

(1)	Mr Hood resigned from the position of Managing Director and Chief Executive Officer on January 17, 2010.

(2)	Mr Baker was appointed the Chief Executive Officer on January 17, 2010.

(3)	Mr Smith commenced employment with the Consolidated Entity on April 1, 2009.

(4)	Mr Sullivan commenced employment with the Consolidated Entity on September 1, 2009.

(5)	Non-monetary benefits include car parking, salary continuance and death and total permanent disablement and motor vehicle benefits.

(6)	Included in the total non-monetary benefit is a car benefit of $9,021

(7)	Housing assistance

More general details of employee remuneration, in accordance with PNG Companies Act requirements, are set out in Note 34 to the Financial Statements. The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2009	2008	2009	2008	2009	2008
Executive directors of Lihir Gold Limited

Arthur Hood (resigned January 17, 2010)	20%	20%	12%	12%	68%	68%

Other key management personnel of Consolidated Entity

Phil Baker	33%	33%	13%	13%	54%	54%

Noel Foley	33%	33%	13%	13%	54%	54%

Graham Folland	33%	33%	13%	13%	54%	54%

Tim Fry	33%	33%	13%	13%	54%	54%

Peter Smith	33%	—	13%	—	54%	—

Michael Sullivan	33%	—	13%	—	54%	—
(c) Service agreements
Remuneration and other terms of employment for the Managing Director/Chief Executive Officer, Chief Financial Officer and the other key management personnel are also formalised in employment contracts. Each of these agreements provide for the provision of performance related cash bonuses, other benefits and participation, when invited, in the LESP. Other major provisions of the agreements relating to remuneration are set out below as at February 18, 2010.
All contracts with executives may be terminated early by either party with the specified period of notice given in accordance with the individual’s employment contract, subject to termination payments as detailed below.
Arthur Hood, Managing Director (resigned January 17, 2010)
Term of agreement – 5 years commencing October 1, 2005 Total fixed remuneration of A$1,900,000 to be reviewed annually by the Remuneration and Nomination Committee. Payment of a termination benefit on termination by the Consolidated Entity, other than for bankruptcy, breach of provisions as set out in employment contract, fraud, vacating office as a director of the Company, serious misconduct or unsound mind, equal to the amount calculated as the sum of:
•	the Managing Director’s total fixed remuneration;

•	60% of the total fixed remuneration (to represent the Short-Term

•	Incentive component of remuneration); and

•	106.67% of the total fixed remuneration (to represent the Long-Term Incentive component of remuneration).
On January 17, 2010, The Board of Directors accepted Mr Hood’s resignation as the company’s Chief Executive Officer. Mr Hood stood down immediately. Mr Hood’s termination package included a cash payment of A$2.3million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood received a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.

Phil Baker, Chief Financial Officer
Term of agreement – on-going commencing January 21, 2007.
Total fixed remuneration of A$530,400.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, is equal to three months notice period of the total fixed remuneration. In the event of a material change, the entitlement is equal to the notice period, plus six months total fixed remuneration, plus an additional 35% of the annual total fixed remuneration.
Chief Executive Officer (effective January 17, 2010)
Whilst Chief Executive Officer and in lieu of his base salary as Chief Financial Officer, Mr Baker will receive a base salary of A$1,900,000 per annum and a one off payment of A$500,000 to be paid in 10 monthly instalments of A$50,000 each commencing February 1, 2010.
Noel Foley, Executive General Manager PNG Operations
Term of agreement – on-going commencing March 13, 2006.
Total fixed remuneration of A$442,900.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, is equal to three months notice period of the total fixed remuneration. In the event of a material change, the entitlement is equal to the notice period, plus six months total fixed remuneration, plus an additional 35% of the annual total fixed remuneration.
Graham Folland, Executive General Manager Corporate Development
Term of agreement – on-going commencing March 1, 2006.
Total fixed remuneration of A$432,600.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, is equal to three months notice period of the total fixed remuneration. In the event of a material change, the entitlement is equal to the notice period, plus six months total fixed remuneration, plus an additional 35% of the annual total fixed remuneration.
Tim Fry, Executive General Manager West Africa and Corporate Services
Term of agreement – on-going commencing November 1, 2008.
Total fixed remuneration of A$490,000.
Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct is equal to three months notice period of the total fixed remuneration (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee). In the event of a material change, the entitlement is equivalent to twelve months total fixed remuneration which is inclusive of the notice period.
Peter Smith, Executive General Manager Australia and Africa Operations (Chief Operating Officer, effective March 1, 2010)
Term of agreement – on-going commencing April 1, 2009.
Total fixed remuneration of A$450,000.
Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct is equal to three months notice period of the total fixed remuneration (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee). In the event of a material change, the entitlement is equivalent to twelve months total fixed remuneration which is inclusive of the notice period.
Michael Sullivan, Executive General Manager Legal & General Counsel
Term of agreement – on-going commencing September 1, 2009.
Total fixed remuneration of A$450,000.
Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct is equal to three months notice period of the total fixed remuneration (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee). In the event of a material change, the entitlement is equivalent to twelve months total fixed remuneration which is inclusive of the notice period.

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
2009 grant
Under the 2009 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met.
Performance conditions under the 2009 grant were set in reference to external measures (the Company’s performance in comparison to external benchmarks). The 2009 grant provides that the testing of the performance conditions will occur as at December 31, 2011.
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
Details of share rights provided as remuneration to each director of the Company and each of the key management personnel of the Consolidated Entity are set out below:

Name	Number of share rights		Number of share rights vested
	granted during the year		during the year
	2009	2008	2009	2008
Directors of Lihir Gold Limited

Arthur Hood(1)	1,870,202	1,649,164	Nil	129,249

Other key management personnel of the Consolidated Entity

Phil Baker	317,930	192,711	Nil	45,074

Noel Foley	268,059	183,644	Nil	41,996

Graham Folland	261,825	158,705	Nil	33,355

Tim Fry	356,373	Nil	n/a	Nil

Peter Smith	210,395	Nil	n/a	Nil

Michael Sullivan	Nil	Nil	n/a	Nil

(1)	Mr Hood received $3.7 million (before tax) in lieu of share rights that were granted to him in 2008 upon his resignation on 17 January 2010. Mr Hood elected to retain his 2009 share rights for their three year term.
The assessed fair value at grant date of share rights was independently determined using a Monte Carlo option pricing model, which incorporates market performance conditions such as total shareholder return.
The model inputs for share rights granted during the year ended December 31, 2009 included:

(a)	Exercise price: $ nil (2008 — $ nil)

(b)	Expected volatility: 55% (2008 – 46.9%)

(c)	Risk-free interest rate: 3.07% (2008 — 6.8%)

(d)	Expected life of right (years): 10 years (2008 — 10 years)

(e)	Weighted average share price at grant date: $2.08 (2008 — $2.98)

(f)	Expected dividend yield: 0% (2008 — 0%)
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
The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the three-year yield-to-maturity of a Commonwealth Government Bond (to match the share right’s vesting date).
Shares provided on exercise of share rights
Details of ordinary shares in the Company purchased as a result of the exercise of share rights are set out below.

Name	Date of exercise of	Number share rights exercised during
	share rights	the year
		2009	2008
Directors of Lihir Gold Limited

Arthur Hood (resigned January 17, 2010)	—	—	129,249

Other key management personnel of the Consolidated Entity

Phil Baker	—	—	—

Noel Foley	—	—	41,996

Graham Folland	—	—	33,355

Tim Fry	—	—	—

Peter Smith	—	—	—

Michael Sullivan	—	—	—

C. Board Practices
The Board of Directors is accountable to shareholders for the overall performance of the Company and accordingly takes responsibility for monitoring the Company’s business and affairs and setting its strategic direction, establishing policies and overseeing the Company’s financial position. Responsibility for the day-to-day management of the Company is delegated to the Managing Director/CEO and Senior Management.
The Board is responsible for:
•	setting the Company’s values and standards of conduct, including in respect of safe work practices, environmental compliance and social obligations, and ensuring that these are adhered to in the interests of the Company’s shareholders, employees, customers, suppliers and the communities in which it operates;

•	safeguarding the reputation of the Company;

•	providing leadership of the Company within a framework of prudent and effective controls which enable risks to be assessed and managed;

•	setting the Company’s direction, strategies and financial objectives and ensuring that the necessary financial and human resources are in place for the Company to meet its objectives;

•	ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;

•	ensuring monitoring of compliance with regulatory and ethical standards; and

•	appointing, terminating and reviewing the performance of the Managing Director/CEO.
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
The Company operates under a Delegated Authorities Manual which outlines the financial limits and protocols regarding the above.
In carrying out its duties, the Board meets formally over one or two days at least four times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board committees, which assist the full Board in examining particular areas of interest. In 2009, the Board met 14 times and held an additional 9 committee meetings. A list of the charters adopted is available for viewing at www.lglgold.com.

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
Details of the directors who hold office as at the date of this annual report, including their qualifications and experience, special responsibilities, other directorships and their term of office as a director of the Company, are set out in Part A Directors and Senior Management of Item 6 Directors, Senior Management and Employees.
The Company’s constitution requires one-third of the directors (or the next lowest whole number) to retire by rotation at each Annual Meeting (“AM”). The directors to retire at each AM are those who have been longest in office since their last election. Where directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A director must retire in any event at the third AM since he or she was last elected or re-elected. Retiring directors may offer themselves for re-election. At the AM held on May 6, 2009, Mr Alistair Maitland and Mr Geoff Loudon retired by rotation and were successfully re-elected to the Board.
A director appointed as an additional or casual director by the Board will hold office until the next AGM when they may be re-elected.
The Managing Director is not subject to retirement by rotation and, along with any director appointed as an additional or casual director, is not to be taken into account in determining the number of directors required to retire by rotation.
Details of the directors at the date of this annual report are as follows:

		Year Appointed
Name	Position and Committee Memberships	As Director
Ross Garnaut	Chairman of the Board, Independent Director Member of the Audit Committee Member of the Sustainable Development Committee Chairman of the Remuneration and Nomination Committee	1995

Geoffrey Loudon	Independent Director Member of the Safety and Technical Committee Member of the Sustainable Development Committee	1995

Peter Cassidy	Independent Director Chairman of the Safety and Technical Committee Member of the Remuneration and Nomination Committee	2003

		Year Appointed
Name	Position and Committee Memberships	As Director
Winifred Kamit	Independent Director Chair of the Sustainable Development Committee Member of the Remuneration and Nomination Committee	2004

Bruce Brook	Independent Director Chairman of the Audit Committee	2005

Michael Etheridge	Independent Director Member of the Safety and Technical Committee	2007

Alister Maitland	Independent Director Member of the Audit Committee	2007
(c) Board committees
To assist the Board in fulfilling its responsibilities, the Board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are:
•	Audit;
•	Remuneration and Nomination;
•	Sustainable Development (formally Environmental and Lihir Impact Committee); and
•	Safety and Technical.
The chairman of each committee reports to the Board regarding any matters of substance or recommendations discussed at the committee meeting. The Board may also establish additional committees (if and when the need arises) to deal with specific issues.
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
The function of the Audit Committee is to assist the Board in fulfilling its responsibilities associated with the preparation and independent audit of the Company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function, primarily by:
•	determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements;

•	overseeing the preparation and audit of, and verifying and ensuring the integrity of, the Company’s Financial Statements and reports;

•	the appointment, compensation, retention and oversight of the Company’s external auditor or any other public accounting firm engaged for the purpose of performing audit, review or attestation services for the Company;

•	reviewing and evaluating the independence, qualifications and performance of the external auditor and managing the relationship between the Company and its external auditor;

•	monitoring the adequacy of the Company’s internal financial controls;

•	overseeing the risk management and compliance systems and processes;

•	overseeing the retention, tasking and resourcing of the Company’s internal auditors, monitoring their progress and evaluating their performance; and

•	reviewing the financial management of the Company generally and undertaking such other tasks as the Board or the Managing Director may request from time to time.
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
•	requires that no person may play a significant role in managing the audit for more than five out of any ten successive years;

•	must approve all non-audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest;

•	receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Company, and confirming that the auditor has satisfied all professional regulations relating to auditor independence;

•	meets with the external auditor independently of management;

•	reviews the performance of external auditors at least annually and is responsible for recommending to the Board their appointment, reappointment or termination;

•	reviews the scope of the annual audit plan and approves the scope of the audit services to be provided;

•	reviews any engagement fees or terms proposed by the external auditors;

•	reviews and discusses with external auditors or management any significant matters, problems, difficulties or any other major issues regarding financial reporting issues;

•	considers whether the external auditors provision of non-audit services to the Company and any other relationship between the external auditor and the Company (if any) is compatible with maintaining the independence and objectivity of the external auditor and maintaining the quality of the audit services provided; and

•	if applicable, takes appropriate action in response to the external auditors report to satisfy itself of the external auditor’s independence for the purposes of making a recommendation to the Board.
PricewaterhouseCoopers was appointed as external auditor of the Company for the 2009 financial year. Details of the fees and charges for provision of non-audit services by that firm are included in Note 37 to the Financial Statements.
A copy of the auditor’s independent report to members is set out on FA-1 to FA-2 of this Report.
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
(2) Remuneration and Nomination Committee
The Board has had a Remuneration Committee since 1995 and this function was widened in 1997 to become the Remuneration and Nomination Committee. Members of the committee at the date of this report are:
•	Dr Ross Garnaut — Committee Chairman

•	Dr Peter Cassidy

•	Lady Winifred Kamit
The Remuneration and Nomination Committee is responsible for:
•	reviewing remuneration of non-executive directors, the Managing Director and other senior executives;

•	establishing criteria for membership of the Board and its committees;

•	processes for the identification of suitable candidates;

•	reviewing membership of the Board and its committees;

•	nominating members of the Board and its committees;

•	formulating policies relating to the retirement of non-executive directors;

•	reviewing management succession planning, human resources and remuneration policies for the Company generally;

•	ensuring the Company’s obligations in relation to employee benefits and entitlements, including superannuation, are met; and

•	recruitment, induction, promotion, retention, termination and other general conditions of employment.
The Managing Director or Chief Executive Officer or other members of management may also attend meetings of the committee at the invitation of the Committee Chairman whenever particular matters arise that require management participation. However members of management must not participate in the deliberations of the committee involving matters affecting their position or personal interest. The Group Secretary attends meetings of the committee.
The Remuneration and Nomination Committee operates in accordance with the Remuneration and Nomination Committee Charter published in the corporate governance section of the Company’s website.
Further information on directors’ and executives’ remuneration is set out in this Report and in notes to the Financial Statements.
(3) Sustainable Development Committee
The Board established the Environmental and Lihir Impact Committee in 1995. In 2007, the committee was renamed the Sustainable Development Committee in recognition of the expanded role of the committee following the Company’s transformation from a single operation to a company with multiple operations. Members of the committee at the date of this report are:
•	Lady Winifred Kamit — Committee Chairperson
•	Dr Ross Garnaut
•	Mr Geoff Loudon
This committee meets at least quarterly and monitors environmental, social and community issues and impacts of the Company’s operations. The committee is responsible for ensuring that the Company develops, implements and regularly reviews the policies and practices relating to:
•	the interaction between the Company’s activities and the local community, and the ways in which these activities contribute to social and economic development;

•	dealings with the local community in relation to land;

•	maintaining and improving community health;

•	the impact and associated risks of the Company’s activities on the natural marine, terrestrial and atmospheric environment;

•	liaising with and monitoring any specialist advisory panels, working groups or committees established for the purposes of sustainable development; and

•	monitoring the Company’s compliance with the applicable regulatory regimes including both the Company’s compliance with the relevant local and international emission standards and the Company’s reporting obligations pursuant to those standards and codes.
The committee’s focus is on the quality, effectiveness and transparency of these policies and practices. It also reviews specific issues of significance from time to time.
The Sustainable Development Committee operates in accordance with the Sustainable Development Committee Charter published in the corporate governance section of the Company’s website.
(4) Safety and Technical Committee
The Board established this committee in 2005. Members of the Committee at the date of this report are:
•	Dr Peter Cassidy — Committee Chairman
•	Mr Geoff Loudon
•	Dr Michael Etheridge
The committee meets at least quarterly and monitors:
•	occupational health and safety standards, policies and issues;
•	technical issues associated with the Company’s exploration, mining and processing activities, with reference to the standards set by the Company and the standards and norms of the industry more generally;

•	review and monitoring of LGL’s reserves and resources (including review of statements made in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”)); and

•	the status of major capital projects approved by the Board.
The Safety and Technical Committee operates in accordance with the Safety and Technical Committee Charter published in the corporate governance section of the Company’s website

D. Employees
The numbers of employees and contractors at the end of the last three fiscal years are summarized below:

	2009	2008	2007
Lihir Operation
Management	13	9	10
Commercial, human resources, towns and site services, community and environment	591	373	455
Mining operations and mine technical	586	582	570
Plant operations and maintenance	1,017	1,055	879
African Operations
Management	18	1	—
Commercial, human resources, towns and site services, community and environment	328	46	—
Mining operations and mine technical	313	58	—
Plant operations and maintenance	156	136	—
Exploration site personnel	280	2	—
Various corporate support personnel	10	10	—
Mt Rawdon Operation
Management	1	1	—
Commercial, human resources, towns and site services, community and environment	10	8	—
Mining operations and mine technical	7	6	—
Plant operations and maintenance	41	36	—
Ballarat Operation
Management	6	6	9
Commercial, human resources, towns and site	13	23	10
services, community and environment
Mining operations and mine technical	16	186	83
Plant operations and maintenance	68	87	—
Lihir Services Australia — Brisbane
Various corporate support personnel	139	99	53
Total Company employees	3,613	2,724	2,069
Total contractors (full-time equivalent)	2,204	1,893	1,893
Total	5,817	4,617	3,962
For details of the senior management team, see “Item 6 A. Directors and Senior Management”.
In 2009, the Company employed an additional 889 people over all within the total operations. This was due to ramp up of the Bonikro mining operations, the increased activities around MOPU and also the support services through LSA.
Lihir operation employee numbers have increased during 2009 to support the MOPU construction activities and the continued implementation of favourable roster amendments to increase labour market competitiveness. Additional training roles have been created to meet our localisation plans for apprentices and pre vocational students. Lihir Mining Allied Workers’ Union is registered with the PNG government and is actively involved with the employees.
In Africa, the increased numbers in 2009 have been due to growth in regional office to support operation and regional & near mine exploration activities. All employees in Côte d’Ivoire were employed under individual contracts and all negotiations are held directly with employees however this has changed in early 2010. A union has been formed at the African operations and since January 2010 a collective agreement has been agreed.

In April 2009, the Company announced it would reduce the costs associated with its Ballarat operation and, as a result, there was also a reduction in the workforce. Mining operations were suspended effective March 5, 2010 when the Company announced that it had entered into a sale agreement for the sale of the Ballarat Project. The Company is currently in the process of further reducing the workforce after announcing on March 5, 2010 that it was selling the property and placing it into care and maintenance.
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
LSA in Brisbane has increased its numbers to 118 in 2009. The increase in numbers was to support the MOPU Project and Interim Power Station on Lihir Island, and also support the Bonikro operation where there has been an increased focus on exploration. There is no union involvement in Brisbane.

E. Share Ownership
The Company’s directors have disclosed the following interests in shares in the Company:

	Interest held by directors in shares of the
	Company(1) as at February 18, 2010
Ross Garnaut (Director)	167,148	(2)
Bruce Brook (Director)	67,730	(3)
Peter Cassidy (Director)	46,074	(4)
Michael Etheridge (Director)	73,501	(5)
Geoffrey Loudon (Director)	143,840
Winifred Kamit (Director)	2,667	(6)
Alister Maitland (Director)	82,637	(7)

Notes:

(1)	Since April 1, 2009, the Board adopted a policy that non-executive directors acquire LGL shares equivalent in value to 20% of their annual fees (pre-tax) with the exception of non-executive directors that donate their fees to charity

(2)	Held by Maccullochella Pty Limited of which Dr Garnaut is a director and shareholder.

(3)	35,107 of which are held by Eagle’s Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund and 21,773 of which are held by Mrs GD Brook.

(4)	26,667 of which are held by Cassidy Waters Pty Limited as trustee for the Cassidy Superannuation Fund.

(5)	Held by Tectonex Geoconsultants Pty Ltd as trustee for the Etheridge Superannuation Fund.

(6)	Held by Kamchild Limited of which Lady Kamit is a director and shareholder.

(7)	Held by the Alister Maitland Superannuation Fund.
The total notified amount of voting securities owned by directors of the Company as a group at the date of this annual report was 1,103,323 (2008: 1,018,210) ordinary shares.
No options over shares in the Company are held by directors and officers of the Company.
At the invitation of the Board, executives of the Company may be invited to participate in the Lihir Executive Share Plan (the “LESP”). The LESP was approved by the Company’s shareholders in April 2006 and was adopted as a means of attracting, motivating and retaining executives and to align the creation of long-term value of shareholders in the Company with rewards to senior executives. Non-executive directors are not eligible to participate in the LESP. Please refer to Note 32 in the financial statements for further information.
During the year, the Board adopted a policy that Non-Executive Directors should acquire LGL shares equivalent in value to 20% of their annual Non-Executive Directors fees (pre-tax) with the exception of Non-Executive Directors who donate their fees to charity.

The Company’s key management have disclosed the following interests in shares in the Company:

Interest held by key management in shares of
the Company as at February 18, 2010
Phil Baker	23,773
Graham Folland	83,981
Noel Foley	152,339
Tim Fry	2,457
Peter Smith	10,000
Michael Sullivan	—

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Following are the persons notified to the Company pursuant to the PNG Securities Act 1997 (the “Securities Act”) as substantial shareholders of the Company as the date of this report. Under the Securities Act, a person is a substantial shareholder if they have a relevant interest in 5% or more of a class of voting share in the Company. Changes of greater than 1% in the relevant interest of a substantial shareholder must also be notified. The definition of “relevant interest” looks not merely to beneficial ownership of a share but extends to and includes: the power to control the exercise of any right to vote attached to a voting share; the power to acquire or dispose of the voting share; and possession of the those powers by virtue of any trust, arrangement, agreement or understanding.

		Percentage/Voting
Substantial Shareholder	Relevant Interest	Power (%)
BlackRock Investment Management (Australia) Limited	287,736,882	12.14
Fidelity Management & Research LLC and Fidelity International Limited	209,367,759	8.84
Commonwealth Bank of Australia	203,827,336	8.60

(a)	Class B shares — Niugini Mining Limited
On October 6, 1999, the Company announced its agreement with Niugini Mining Limited (“NML”), subject to various conditions, to merge by scheme of arrangement under PNG law. Following the receipt of shareholder approval and final approval from the National Court of PNG , the merger became effective on February 2, 2000. As a result of the merger, NML became a 100% owned subsidiary of the Company.
Following completion of the merger, the shares held by NML in the Company were converted to Class B shares with the Company’s Constitution being amended to provide that the Class B shares:
•	did not carry any voting rights or any entitlement to dividends; and

•	were not transferable and were redeemable at the Company’s option.
In accordance with the Company’s Constitution and the PNG Companies Act, the Company redeemed all 161,527,405 class B shares previously held by NML. The class B Shares were unlisted and have been redeemed for a payment of Kina 16,152.75 (approximately $6,150) from LGL to NML.
(b) PNG Government Participation and MRL Capital Limited Shareholding
The PNG Government has a policy of obtaining an option to acquire, at cost, equity participation of up to 30% in all mining projects located in PNG. The PNG Government acquired a 30% interest in the joint venture on March 17, 1995, through Mineral Resources Development Corporation (“MRDC”). MRDC is a PNG company wholly owned by the PNG Government. MRDC exchanged its interest in the joint venture for an indirect interest in 30% of the ordinary shares of the Company outstanding immediately prior to the consummation of the global offering. Following the offering, MRDC held a total of 154,338,862 ordinary shares. MRDC subsequently transferred half of these shares to MRL Capital Limited (formerly Mineral Resources Lihir Limited)(“MRL”)(see below) and sold its remaining interest on the open market and no longer holds shares in the Company.
MRL Capital, was established as a trustee on behalf of the people of Lihir Island under the Lihirian Equity Trust. That trust was documented in a Deed of Settlement dated August 14, 1997, and the original terms of the Deed of Settlement prohibited MRL from selling (or creating any encumbrance over) any shares in the Company. MRL financed its acquisition of shares in the Company using funds borrowed by MRDC from European Investment Bank which were on-lent by MRDC to MRL.
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
(c) American Depositary Shares
Since 1995, the Company has had in place a Deposit Agreement with the Bank of New York Mellon (the “Depositary”) whereby the Depositary issues ADRs evidencing American Depositary Shares (“ADSs”). The ADSs are listed and traded on the NASDAQ stock exchange. The ratio of underlying Deposited Shares represented by each ADS is ten Deposited Shares.
As at February 18, 2010, there were 28,161,375 listed ADSs representing 28,613,750 shares held by 74 registered holders.
(d) United States Resident Shareholders

	December 31,	December 31,
	2009	2008
US Holders of Ordinary Share	92	78
Total number of shares held	703,605	567,852
As at December 31, 2009, there were 92 holders of ordinary shares with declared addresses in the United States holding 703,605 ordinary shares (December 31, 2008: 78 holders and 567,852 ordinary shares ).
In addition, there is a more significant number of United States shareholders who hold beneficial ownership in a more significant number of shares through nominee companies located outside the United States.
(e) Share Options
The Company has no unissued shares under option either at December 31, 2009 or at the date of this annual report.

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
On June 9, 2006, the Company entered into two management services agreements with Lihir Services Australia Pty Ltd (“LSA”), a wholly owned subsidiary. Under the Management Services Agreement (Australia), the Company engaged LSA to provide or procure the provision of various services to be performed in Australia. These services agreements were updated in 2009. See Item 10 “Additional Information — C. Material Contracts”.
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
During the year the Company entered into a $50 million financing facility (as the borrower) with PNG Sustainable Development Program Limited (PNGSDP) (“Facility”). The Facility is on normal commercial terms and was negotiated on an arms length basis. The Company’s Chairman Dr Garnaut is also the Chairman of PNGSDP, accordingly Dr Garnaut excused himself from all meetings relating to the Facility.

C. Interest of Experts and Counsel
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
Gold produced by the Bonikro operation in the Côte d’Ivore is exported to and refined in Switzerland by Metalor Technologies SA. Once refined, the gold is credited to the Company’s bullion account for sale.
The following table sets out the total export sales and the percentage of export sales included in sales volume.

				2009	2008	2007
Export sales	$	M		977.2	683.9	492.3
Export volume	oz’s			1,005,893	792,346	707,339
Export volume as % of total sales volume			%	90.2	91.2	99.8

(b)	Legal or arbitration proceedings
Refer to Note 38 of “Item 18. Financial Statements.”
(c) Dividend distributions
On November 30, 2009 the Company paid an interim dividend of 1.5 cents per share to ordinary shareholders registered at the close of business on November 9, 2009. The total dividend amount paid was $35.5 million. A further dividend was declared by the Company of 1.5 cents per share to ordinary share holders registered at the close of business on March 2, 2010.
No dividend was declared or paid in 2008, 2007, 2006, 2005 or 2004. The Board will continue to consider payment of dividends on a bi-annual basis, having regard primarily to the Company’s earnings, cash flows and investment requirements.
B. Significant Changes
On January 17, 2010, the Board of Directors accepted the resignation of the company’s Chief Executive Arthur Hood. Mr Hood stood down immediately and Chief Financial Officer, Phil Baker, has been appointed as interim CEO pending a global search for a new Chief Executive. The terms of Mr Baker’s appointment are set out on page 14.
Mr Hood’s termination package includes a cash payment of A$2.3million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood will receive a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.
In accordance with the company’s constitution and the PNG Companies Act, LGL redeemed all 161,527,405 class B shares previously held by Niugini Mining Limited (NML), a wholly owned subsidiary of

LGL. The class B shares represented NML’s shareholding in LGL at the time LGL acquired NML by way of scheme of arrangement in February 2000 when the ordinary shares held by NML in LGL were reclassified as class B shares. The class B shares were unlisted and have been redeemed for a payment of Kina 16,152.75 (approximately $6,150) from LGL to NML.
The Company declared a final dividend of 1.5 cents per ordinary share on February 18, 2010. The record date for this dividend was March 2, 2010.
On March 5, 2010, the Company announced it had entered into an agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project. Under the agreement, the Company will receive A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million. On March 19, 2010, Castlemaine announced that it had received a firm commitment from its existing shareholders and new institutional and sophisticated investors to raise A$30million, in this announcement Castlemaine further advised that the resolution to approve the issue of new equity would be considered by its shareholders at its upcoming annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from March 5, 2010.

Item 9. The Offer and Listing
A. Offer and Listing Details
The Company’s securities consist of ordinary shares and restricted executive shares. The shares have no par value. All issued shares are fully paid. As at December 31, 2009 the Company has issued a total 471,293 restricted executive shares and 2,368,729,935 ordinary shares (inclusive of restricted executive shares).
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
On January 27, 2010 the Company exercised its option to redeem the 161,527,405 Class B shares previously held by Niugini Mining Limited, a wholly owned subsidiary of the Company. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders- (a) Class B Shares — Niugini Mining Limited.”
The Company’s securities are listed on the Australian Securities Exchange Limited (“ASX”) (Market Code: “LGL”), on the NASDAQ National Market (Market Code “LIHR”), the Port Moresby Stock Exchange (“POMSoX”)(Market Code “LGL”), and the Toronto Stock Exchange (“TSX”) (Market Code: “LGG”).
The following tables set forth, for the periods indicated, the highest and lowest market quotations for ordinary shares reported on the Daily Official List of the ASX and the highest and lowest prices for ADSs quoted on NASDAQ.

	Ordinary Shares		American Depositary Shares
Year	High	Low	High	Low
	A$	A$	$	$
2005	2.35	0.99	37.01	15.30
2006	3.64	1.98	28.37	11.46
2007	4.42	2.74	40.95	21.70
2008	4.37	1.53	39.95	9.81
2009	3.73	2.44	34.75	16.72

		Ordinary Shares		American Depositary Shares
	Quarter Ending	High	Low	High	Low
		A$	A$	$	$
2008	March 31	4.37	3.59	39.95	31.57
	June 30	3.29	2.86	31.87	26.50
	September 30	2.80	1.75	24.80	13.93
	December 31	3.13	2.25	21.93	13.98
2009	March 31	3.29	3.20	22.79	21.97
	June 30	2.98	2.93	27.24	19.75
	September 30	2.85	2.79	28.06	20.40
	December 31	3.30	3.22	34.75	24.44

	Ordinary Shares		American Depositary Shares
Month	High	Low	High	Low
	A$	A$	$	$
September 09	2.76	3.18	28.17	22.53
October 09	2.85	3.33	30.55	24.17
November 09	3.04	3.70	35.00	27.38
December 09	3.12	3.73	35.08	27.14
January 2010	2.77	3.46	24.25	32.09
February 2010	2.58	2.89	23.74	26.23
Each ADS represented 20 fully paid ordinary shares until October 2, 2006 and 10 fully paid ordinary shares from October 3, 2006.

Item 10. Additional Information
A. Share Capital
Not applicable
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
(2) Lihir management
On July 23, 2009, the Company entered into two management services agreements (which replaced the two previous agreements dated July 9, 2006) with Lihir Services Australia Pty Limited (“LSA”), a wholly owned subsidiary. Under the Management Services Agreement (Australia), the Company engaged LSA to provide or procure the provision of various services to be performed in Australia. Those services include representing the Company and liaising with stock exchanges, sourcing goods and services, assisting with the recruitment of personnel, and preparing tax returns for the Company and controlled entities outside PNG. Under the Management Services Agreement (PNG), the Company engaged LSA to provide or procure the provision of various services to be performed in PNG. Those services include representing the Company and liaising with stock exchanges, and providing the services of persons to fill senior executive positions. LSA charges the Company a management fee for providing those services under the two agreements.
(b) Equigold merger
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
(c) Integrated Benefits Package
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
(d) Revised Integrated Benefits Package
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
(e) Lihir operation blasting services contracts
On January 2, 2008, the Company signed two new contracts for the supply of blasting services and related products for the Lihir operation for a minimum period of 5 years as follows:
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
(f) AGR Matthey gold refining contract

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
(g) Metalor Gold Refining Contract
On August 28, 2008, Equigold Mines CI SA (a majority owned subsidiary of the Company) entered into a refining agreement with Metalor Technologies SA, a Swiss company, for the refining of all gold produced from the Company’s Bonikro operation in Côte d’Ivoire. Refining of gold is done on a schedule of rates, including delivery fees. That agreement was extended but the parties have now finalised discussions and are entering into a more detailed new agreement which will apply with effect from January 1, 2010. The commercial terms and arrangements are similar to the previous agreement.
(h) Million Ounce Plant Upgrade Project (“MOPU”) Contracts
Following the announcement by the Company in February 2008 that it was going to proceed with the MOPU Project, the Company has proceeded to award several long lead time contracts for the procurement of critical equipment and services for the project. The material contracts from MOPU are set out as follows.
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
(4) Interim Power Supply — Wartsila floating power plant
On August 26, 2009, the Company entered into an agreement with Wärtsilä Finland Oy for the supply of a floating power plant barge consisting of 8 x 20V32 generating sets and related auxiliary units for its Lihir operation. The equipment to be delivered consists of a number of heavy fuel oil fired engines which turn electrical power generators to deliver around 70MW of electricity to the Lihir operation in order to cope with demand arising from the expanded processing capacity following completion of the MOPU project. The contract is a fixed price contract with delivery of the equipment not expected until 2011.
(5) Community compensation package
On August 27, 2009, the Company reached an agreement with the Lihir Mining Area Landowners Association (“LMALA”), the body responsible for representing the people of Lihir Island that are affected by mining operations. That agreement provided for the Company to pay a compensation package of 40M Kina in return for LMALA providing consent for the MOPU Project (referred to above) to proceed.
(6) Grinding and oxidation feed and detailed design
On September 11, 2008, Lihir Services Australia Pty Limited (a wholly owned subsidiary of the Company) entered into a consultancy agreement with Lycopodium Minerals Qld Pty Ltd for the supply of front end engineering and design (‘feed’) and detailed design services for the grinding and oxidation circuits being constructed at the Company’s Lihir Island operation for the MOPU Project. This contract involved the provision of services during the course of 2009.
(7) Autoclave Internals Contract
On July 27, 2009 the Company entered into a professional services contract with Koch Australia Pty Ltd for the delivery of goods and services necessary to complete the internal components of the new autoclave being commissioned for the MOPU Project. The scope of works under this contract included design services and the supply of pumps, linings and other fittings necessary for the internal operation of the autoclave.
(8) MOPU Contract for Low Voltage MCC’s and Switchrooms
On June 25, 2009 the Company entered into an equipment supply agreement with Plummer Industries Pty Ltd for the supply of various electrical equipment necessary for the MOPU Project. This included switchgear, controllers, prefabricated rooms and ancillary wiring necessary for the increased power requirements following commissioning of the additional processing capacity being installed as a result of the MOPU Project.

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

d)	to report certain transactions (by lodgement of the prescribed forms) to the Central Bank for example reporting any physical commodity exports from PNG.
It remains the position that for a PNG company to hold foreign currency, it must have in place relevant approvals from the Central Bank. The Company is currently permitted to retain in these offshore accounts.
a)	proceeds from the sale of mining products;

b)	the proceeds of bank loans and insurance policies in an aggregate amount, sufficient to pay three months anticipated loan servicing obligations;

c)	payments for goods and services to persons resident outside of PNG;

d)	dividends to non-PNG shareholders; and

e)	payments for certain approved reductions in share capital.
Central Bank consent is required for the export of gold from PNG. The Company holds a gold export licence, which has been issued by the Central Bank and sets out the procedures and reporting requirements for the sale and export of gold.
The Mining Development Contract entered into between the Company and the Independent State of Papua New Guinea on March 17, 1995 contains a “most favoured treatment” clause under which any regulations or statutes that relate to foreign exchange and its control cannot be applied to the Company in a less favourable manner than applied to other entities.

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
If you are a non-corporate US holder of the Company’s shares (this does not include ADSs), and you have a US address on the Company’s share register or the Company’s dividend will be paid to a US bank account, the Company is required to apply US backup withholding tax (at a rate of 28%) on the gross amount of the dividend, unless you have provided a properly completed Form W-9 prior to the dividend payment.
For United States federal income taxation purposes, you must include any PNG tax withheld and any US tax withheld from the dividend payment in the gross dividend amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the foreign currency payments made, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.
Subject to certain limitations, the PNG tax withheld and paid over, and the US tax withheld and paid over, may be creditable or deductible against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under PNG law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.
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
(d) PNG Taxation
Natural Persons
Dividends paid by the Company to U.S. Holders of ADSs or ordinary shares who are natural persons will be subject to PNG dividend withholding tax at a rate of 10% of the gross dividend regardless of their tax residence status. PNG dividend withholding tax is a final tax and no further PNG tax is payable on the dividend paid by the Company.
Companies and superannuation funds
The application of PNG taxation in relation to Dividends paid to U.S. Holders of ADSs or ordinary shares which are companies will depend upon whether the company is resident in PNG or not. A company will normally be a tax resident of PNG if it is incorporated in PNG or if it carries on business in PNG and has either its central management and control in PNG, or its voting power is controlled by shareholders who are residents of PNG.
Dividends paid to superannuation funds (whether resident or non-resident) are exempt from the withholding tax.
If a U.S. Holder is a company not resident of PNG, dividend withholding tax will be applied at a rate of 10% of the gross dividend and will be a final PNG tax on dividends paid by the Company. Assuming that the U.S. Depositary in which the ADRs are held never becomes a resident of PNG, this will apply to the ordinary shares held by the Depositary on behalf of the ADR holders. Further distributions of the dividend income by the Depositary to the ADR holders who are themselves not resident in PNG will not be liable to any further PNG tax.
If a U.S. Holder is a company resident of PNG, dividend withholding tax will be applied at a rate of 10% of the gross dividend. In addition, dividends paid by the Company on the ordinary shares held by the company or the superannuation fund and income received from the ADS’s held by that person, will be subject to income tax at normal rates of tax applicable to companies and superannuation funds. However, the U.S. Holder will be entitled to a rebate of tax equal to the amount of tax payable on the gross dividend income included in the U.S. Holder’s PNG taxable income. If the U.S. holder is a company, and the U.S. Holder pays a dividend to its shareholders, a credit may be claimed against the U.S. Holder’s obligation to deduct PNG dividend withholding tax on the dividend it pays, for the dividend withholding tax which has already been paid on the dividend received from the Company.
Capital gains tax
Although PNG does not have a capital gains tax regime, any taxpayer deriving in PNG a profit, arising from the sale of any property acquired for the purpose of profit-making by sale, or from the carrying on or carrying out of any profit making undertaking or scheme, will be liable to tax in PNG on that profit. Such profit will be included in the taxpayer’s assessable income and, after any allowable deductions are made, will be subject to income tax at the rate(s) applicable to that taxpayer. This will also apply to U.S. Holders of ADSs who are tax residents of PNG.
U.S. Holders of ADSs who are not residents of PNG for tax purposes will not be subject to PNG tax on the income arising, if any, from the sale of their ADSs.
Income derived from the sale of shares on the Port Moresby Stock Exchange by a non-resident beneficial shareholder is exempt from income tax.
Stamp duty

Transfers of marketable securities which are registered in PNG will be liable to PNG stamp duty at the rate of 1% of the value of the securities, payable by the purchaser or transferee.
However, no stamp duty will be payable if the marketable security is transferred through a stock broker registered to operate on the Port Moresby Stock Exchange under PNG law.
Further, no PNG stamp duty will be payable on the issue or stock market transfer of an ADR, provided that the ADR is registered on a register located outside PNG and the transfer is effected on that register.
F. Dividends and Paying Agents
The company declared an interim dividend of 1.5 cents per ordinary share on October 9, 2009. The record date for this dividend was November 9, 2009, with payment occurring on November 30, 2009.
The Company declared a final dividend of 1.5 cents per ordinary share on February 18, 2010. The record date for this dividend was March 2, 2010, payment is scheduled for March 31, 2010.
G. Statements by Experts
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
Refer to Note 25 of “Item 18. Financial Statements”.
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
Risk management is centrally managed by Group Treasury which operates under a policy framework that involves overview by senior management and the Board of Directors. Group Treasury identify, quantify, evaluate and where considered prudent, manage financial risks in accordance with established written policies covering specific areas, such as, foreign exchange risk, interest rate risk and commodity price risk.
To reduce the risk related to the decrease in the market price of gold, the Company has in the past entered into hedging transactions, which included put options, spot deferred and forward sales covering a portion of its gold production at fixed future prices. During 2007 the Company adopted an unhedged policy for its exposure to the market price of gold and closed out all existing hedging arrangements including the gold loan. Since that date a hedge book consisting of gold forwards was inherited through the merger with Equigold in 2008. These gold forwards were closed out in June 2009.
Production from operations is being sold at market prices prevailing at the time of the gold sales.
The Company predominantly has exposures to U.S Dollars, Australian Dollars, PNG Kina, Euro and CFA. All operational foreign currency exposures are currently unhedged but the Company has hedged a portion of the known Australian Dollar and PNG Kina capital commitments relating to the MOPU Project.
Heavy Fuel Oil and diesel Swap hedges entitle the Company to receive a floating price for contracted volumes of Heavy Fuel Oil and diesel exposures in exchange for an obligation to pay a fixed price, where settlement occurs on a periodic basis. These derivative transactions are settled on a net basis whereby, for the agreed volume, the difference between the contracted fixed price and the floating price is settled between the parties.
During the year, the Company drew upon a $50 million five-year fixed rate interest only loan. Bilateral bank debt facilities were maintained on a standby basis with a number of banks. There were no borrowings under these facilities. Each of these bilateral facilities contains comparable terms, including a negative pledge against the creation of security over assets (other than under certain exceptions), restriction on the disposal of assets (other than under certain exceptions), and the maintenance of several financial covenants with which the Company and the Consolidated Entity were in compliance throughout the full year. The Company may have future exposure to interest rates if further credit facilities are drawn upon.
The Company has surplus cash held in various currencies to meet commitments as they fall due which are exposed to changes in the market price of interest rates.
For further information refer to Note 25, Notes to and forming part of the financial statement, “Item 18. Financial Statements”.

Item 12. Description of Securities Other than Equity Securities
Not Applicable

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. None
B. None
C. None
D. None
E. Use of Proceeds
Not Applicable

Item 15. Controls and Procedures
A. Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2009. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date.
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
In designing and evaluating our disclosure controls and procedures, our management, including the Group Chief Executive Officer and the Group Chief Financial Officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.
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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.
C. Attestation Report of the Registered public accounting firm
Refer to the report of independent registered public accounting firm on page F-A-1.
D. Changes in internal control over financial reporting
There have been no changes in our internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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
•	Code of Conduct;

•	Conflicts of Interest Policy;

•	Whistleblower Policy and Procedure;

•	Market & Shareholder Communication Policy;

•	Continuous Disclosure Policy; and

•	Board Communications Policy.
(the “LGL Procedures”).
(a) Code of Conduct
The Code of Conduct (“Code") is intended to underpin all of the activities of the LGL Group including interacting with the local community, government, employees, contractors, suppliers and the public generally. The Code applies to LGL employees, directors and the executive team and contractors. The Code fleshes out LGL’s core values and provides guidance on LGL’s expectations when handling matters such as:
•	Compliance with laws

•	Dealing with public officials

•	Giving or receiving gifts or benefits

•	Conflicts of interests

•	Confidentiality

•	Insider Trading

•	Information Systems

•	Financial controls and records

•	Sustainability

•	Equal Opportunity, employee harassment and discrimination

•	Occupational Health and Safety
The Code is also incorporated into the Company’s employment and service contracts. A copy of the Code of Conduct adopted by the Company is available to any person free of charge upon written request. Requests should be directed to Mr Stuart MacKenzie, Group Secretary, Lihir Services Australia Pty Ltd, GPO Box 905, Brisbane QLD 4001, Australia. Fax: +61 7 3318 9203.
(b) Conflicts of Interest Policy
The Conflicts of Interest Policy requires all LGL personnel to identify, manage and, where possible, avoid a conflict of interest situation. Compliance with this policy is especially important to the Company’s directors and senior executives who also have statutory and fiduciary obligations that require careful navigation. The Conflict of Interest Policy sets out:
•	a definition of what is a “conflict of interest”

•	a procedure to facilitate the disclosure of the conflict of interest

•	a procedure to allow the standing notification of a conflict of interest; and

•	Steps to be taken to handle the conflict of interest.

(c) Whistleblower Policy and Procedure
The Whistleblower Policy and Procedure is designed to foster an open and transparent environment in which LGL personnel are encouraged to report any unlawful, unethical or undesirable conduct without the fear of intimidation or reprisal. The policy also reflects several of LGL’s core values such as honesty, integrity, fairness and respect.
The policy encourages LGL Group personnel (including employees, senior executives, directors and contractors) to disclose unacceptable conduct via orthodox management channels or anonymously. Anonymous whistle blowing is facilitated by LGL’s subscription to the STOPline service (www.stopline.com.au). STOPline is an independent and confidential hot-line service for the receipt of disclosures relating to corruption, criminal activity, serious misconduct or improper behaviour in the workplace.
(d) Market and Shareholder Communication Policy
The Market and Shareholder Communication Policy is designed to ensure the LGL Group complies with its legal and regulatory disclosure obligations, to promote effective communication with the market and shareholders and to encourage shareholder participation at general meetings.
Elements of the Market and Shareholder Communication Policy include:
•	a plain English description of the Company’s obligations under ASX Listing Rule 3.1 (the continuous disclosure obligation) and its parallel application on the other markets on which LGL securities are traded (namely POMSoX, NASDAQ and TSX);

•	commitments by LGL to use multiple delivery systems to ensure stakeholders are informed about the business, including email, internet and the LGL website;

•	initiatives to promote shareholder participation at general meetings including advanced notice, multimedia presentations, efficient streamlined proxy appointment processes and information sessions; and

•	a commitment by LGL to self-assess its corporate governance practices against the ASX Corporate Governance Council’s Principles for Good Corporate Governance and report the outcome in the LGL annual report.
(e) Continuous Disclosure Policy
As a public company listed on several security exchanges around the world, LGL remains committed to ensuring that it complies with its ongoing disclosure obligations pursuant to the regulatory requirements of those exchanges. LGL’s primary market is the ASX and, as such, LGL is obliged to comply with the ASX listing rules and in particular ASX listing rule 3.1 which requires the ongoing disclosure of price sensitive information.
The Continuous Disclosure Policy addresses LGL’s primary disclosure obligations in relation to price sensitive information and establishes a process ensuring compliance with these obligations. This policy is an internal policy and works in parallel with the publicly available Market and Shareholder Communication policy above mentioned.
Elements of the Continuous Disclosure Policy include:
•	a plain English definition of price sensitive information, including several examples;

•	the establishment of a Disclosure Committee which is tasked with deciding what information is to be disclosed to the market, co-ordination of disclosure between the various markets, regulators, analysts and the website, overseeing the education of the business on LGL’s disclosure obligations and monitoring of compliance with this policy. The Disclosure Committee is made up of (a minimum of two of) the CEO, CFO, Group Secretary and GM Corporate Affairs;

•	A process to follow for market speculation or rumours, including responding to regulator enquiries; and

•	The policy on release of price sensitive information to analysts, investors and the media.
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
Under this policy, information of the following nature must be is communicated by the Group Company Secretary or the Chief Executive Officer by email:
(a)	any major events at an LGL’s operation likely to have a material impact on production or the general functioning of that operation (which may trigger the continuous disclosure policy).

(b)	any significant event at an LGL’s operation that may have the effect of reducing or limiting production or result in the urgent need for additional unforseen capital expenditure;

(c)	any event which is likely to impact negatively on a supplier or contractor to LGL requiring LGL to either adopt contingencies or engage alternative suppliers;

(d)	any significant safety, environmental, industrial or community incident;

(e)	financial matters that significantly affect the Company or need to be discussed;

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

All personnel joining the Company have access to the LGL Procedures and associated guidelines. Furthermore, the key principles of the LGL Procedures are incorporated into each of the personnel’s employment contract.
Breaches of the LGL Procedures may be reported under the Company’s above mentioned whistleblower program. A third party service provider administers this program and, if requested by the whistleblower, his or her identity must remain confidential. Issues reported under the whistleblower program are discussed at the next Audit Committee meeting and urgent matters may be directly escalated to the Chairperson of the Audit Committee.

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
The following lists the services which PricewaterhouseCoopers has provided to the Company and its subsidiaries.

	2009 Fees	2008 Fees	2007 Fees
Services provided	$000	$000	$000
Audit fees	1,177	1,197	685
Audit-related fees	244	422	642
Tax fees	151	141	54
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

Tax fees generally include fees for all services that are performed by professional tax staff employed by the audit firm for the Company and its subsidiaries and include:
•	tax compliance services, including the preparation of original and amended tax returns;

•	tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities; and

•	tax planning services.

Item 16D. Exceptions from Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by Issue and Affiliates

			Total number of	Maximum number (or
			shares purchased as	approximate dollar
value) of
		Average price	part of publicly	shares that may yet be
	Total number of	paid per share	announced plans or	purchased under the plans
Period	shares purchased	(A$)	programs	or programs
September 2008	546,575 (1)	$2.74744	564,575	Nil

2009	Nil	Nil	Nil	Nil

(1)	546,575 shares purchased on market in accordance with the 2007 LESP, announced by invitation letter to all participants dated January, 31 2007. For further information see “Item 6B. Compensation — (d) Share based compensation.”

Item 16F. Change in the Registrants Certifying Accountant
Not applicable as at December 31, 2009.

Item 16G. Corporate Governance
NASDAQ Listing Rule 5600 provides qualitative listing requirements for NASDAQ issuers. Rule 5615 permits foreign private issuers, such as LGL, to follow home country practice in lieu of the requirements of Rule 5615, with limited exceptions. Rule 5615 and this Item 16.G, however, requires the Company to disclose any significant ways in which the Company’s corporate governance practices differ from those followed by U.S. listed companies under NASDAQ. The Company has compared its corporate governance practices to the requirements of Rule 5600 that would otherwise currently apply to foreign private issuers and note the following significant differences:
•	In 1995, the Company was granted an exemption with respect to the quorum requirement under NASDAQ Listing Rule 4350(f), now rule 5620, which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of the Company’s common voting stock. The Company complies with the quorum requirements set forth in Item 10.B (b) above.

•	Rule 5605 requires independent directors to have regularly scheduled meetings at which only independent directors are present. During 2009, the Chairman organized two formal non-executive director (NED) meeting sessions to facilitate NED discussions in the absence of management. In addition informal NED sessions are regularly held in conjunction with scheduled Board meetings.
The Company confirms that it complies with a majority of the Corporate Governance Best Practice Recommendations as required by the ASX. Further details on the company’s corporate governance practices is available on the corporate governance section of the Company’s website at www.lglgold.com.

Item 17. Financial Statements
Not Applicable

Glossary of Certain Technical Terms

“Alteration”	Change in the mineral composition of a rock

“Anhydrite”	Mineral form of calcium sulfate

“Argillic alteration”	Alteration composed of clay minerals

“Arsenopyrite”	A sulfide mineral of iron and arsenic

“Autoclave”	Vessel used for chemical reactions at high temperature and pressure; for example, to oxidize sulfide ore

“Autogenous threshold”	The level of sulfur feed at which the heat generated by oxidation of the sulfides is sufficient to propagate the reaction.

“Ball mill”	A mill using metal balls as the grinding medium

“BCM”	Bank Cubic Meter (a volume of material in its insitu state).

“Bench”	The horizontal floor along which mining progresses in a pit, also used to describe the horizontal segment between two such floors. The thickness of such a segment is referred to as the “bench height”. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.

“Brecciation; breccia”	Fracturing of pre-existing rocks by natural forces; a rock type formed in this manner

“Bullion”	Gold or silver in bars or ingots

“Calcining”	To reduce to a powder or friable state by heat

“Caldera”	Large basin shaped, typically circular crater resulting from volcanic activity

“Carbon-in-leach”	Method of extracting gold from solution using carbon

“Concentrate”	Material that has been processed to increase the content of contained metal or mineral relative to the contained waste

“Counter-current decantation” or “CCD”	The clarification and concentration of slurry material by the use of several thickeners in series, with the washing solution flowing in the opposite direction to the slurry

“Cut-off grade”	The lowest grade of mineralized material that can be economically extracted

“Cyanidation”	A standard method of extracting gold and silver from crushed or ground mineralized rock using sodium cyanide

“Cyanide leaching”	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

“Dilution”	Waste which is commingled with ore in the mining process

“Dore”	A mixture of gold and other metals, mostly silver, usually the raw metal produced from a precious metal mine

“Economically”	as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established or analytically demonstrated. The assumptions made must be reasonable, including assumptions concerning the prices and costs that will prevail during the life of the project

“Electro-winning”	The process of removal of gold from solution by the action of electric currents

“Elution”	The process of desorption (taking of gold from carbon)

“Epithermal”	A term applied to deposits formed at shallow depths from ascending solutions of moderate temperatures

“Exsolution”	To be removed from solution

“Feasibility study”	A technical and financial study of a project at sufficient level of accuracy and detail to allow a decision as to whether the project should proceed

“Flocculant”	An additive introduced to promote aggregation in a solution.

“Flotation”	The process of concentrating ground mineral particles by attaching them to air bubbles in a slurry using chemical reagents and recovering the mineralized froth generated by aeration

“Free gold”	Gold not chemically or physically entrapped and hence amenable to relatively simple extraction processes.

“Friable”	Said of a rock or mineral that crumbles naturally or is easily broken, pulverized, or reduced to powder, such as soft or poorly cemented sandstone.

“Fumaroles”	Vents in a volcanic region from which gases and vapors emanate at high temperatures

“GAAP”	Generally accepted accounting principles.

“Geochemistry”	The study of the variation of chemical elements in rocks and soils; a method of exploration based on this

“Geotechnical”	Pertaining to the engineering properties of rocks and soils

“Geothermal”	Pertaining to the heat of the earth’s interior

“Grade”	The metal (or mineral) content per unit of rock

“Grinding”	Reducing mineralized rock to the consistency of fine sand by crushing the abrading in a rotating steel grinding mill

“Gyratory Crusher”	A primary crusher consisting of a vertical spindle, the foot of which is mounted in an eccentric bearing within a conical shell. The top carries a conical crushing head revolving eccentrically in a conical maw.

“Hydrological”	Pertaining to the science of hydrology

“kPa”	A unit of pressure — an abbreviation for “kilopascals, gauge”.

“Joint venture”	An arrangement in which two entities unite to form a new, jointly-owned entity to achieve a specific purpose.

“Legally”	As used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist there should not be any significant uncertainty concerning issuance of these permits or resolution of legal issues.

“Lime”	Calcium oxide; artificially made from limestone

“Limestone”	Rock composed mainly of calcium carbonate

“Lithology”	The physical characteristics of rock

“Mafic”	Descriptive of rocks containing or made up of ferro-magnesian minerals (usually dark in color)

“Magma; magmatic”	Liquid molten rock; pertaining to processes and rocks involving magma

“Marcasite”	Iron sulfide mineral (a form of pyrite)

“Metallurgy”	The science and technology of metals, usually pertaining to the processing of metals and minerals in mining

“Mill feed grade”	The grade of material feed to the mill, equivalent to received at mill

“Milling/mill”	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where economically valuable minerals are separated from the ore

“Mineable”	The portion of a reserve for which extraction is technically and economically feasible

“Mineral deposit”	A mineralized underground body which has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development; a mineral deposit or mineralized material does not qualify as a commercially mineable ore body (Reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

“Net smelter returns”	The value received for a mineral after refining, less the cost of transporting the mineral to the refinery and the cost of refining

“Open pit”	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore”	Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit

“Ore body”	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible

“Ore grade”	The average amount of the valuable metal or mineral contained in a specific mass of ore; for gold, this is usually expressed as troy ounces per short ton (2,000 pounds avoirdupois) or grams per tonne

“Ounces”	Troy ounces of 31.103 grams, or 1.097 Avoirdupois ounces

“Outcrop”	That part of a rock formation exposed on surface

“Oxide ore”	Gold ore that has been subjected to oxidation through natural weathering and surface water percolation to the extent that the minerals are readily treatable by standard processes

“Phyllic alteration”	Hydrothermal alteration of rocks involving the secondary formation of quartz and sericite

“Pit shell”	Designed outline of an open pit mine containing all the open pit ore reserves

“Pleistocene”	A subdivision of geologic time, about 10,000 — 2 million years before the present

“Potassic alteration”	Hydrothermal alteration of rock involving the secondary formation of potash feldspar, commonly the mineral orthoclase, usually with biotite

“Pressure oxidation”	A method of processing refractory sulfide ore

“Propylitic alteration”	Hydrothermal alteration of basic rocks involving the secondary formation of chlorite, epidote, calcite and sulphide

“Probable Reserves”	means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

“Proven Reserves”	means reserves for which; (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established

“Pyrite”	Iron sulfide mineral

“RC hole”	A reverse circulation drill hole produced by percussion drilling in which rock cuttings are recovered instead of core. “Reverse circulation” refers to the air flow which flows downward around the outside of the drill pipe, returning with the rock cuttings through the drill bit face and stem.

“Reactive sulfur”	In mineral processing involving pressure oxidation, sulfur in the form of sulfide

“Refining”	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag

“Refractory ore”	Ore not amenable to standard processing techniques

“Reserves”	Means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination

“ROM”	Run of mine pads

“Sampling”	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content)

“SAG”	“Semi-autogenous grinding”, a method of comminution that utilizes the rock fragments to assist in the grinding process

“Seismic”	Pertaining to shock waves that pass through the earth

“Shotcreting”	Application by pressure spraying of a setting medium with the characteristics of concrete for stabilization of rock faces.

“Silt curtain”	A flooding barrier to be deployed offshore from watercourses, which causes temporary ponding of sediment laden fresh water within its confines to enhance settling, and mixing with sea water, as the turbid stream is forced underneath the barrier

“Slurry”	A fluid comprising fine solids suspended in a solution (generally water containing additives)

“Smelting”	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag

“Stockpile”	A store of unprocessed ore

“Stripping”	The process of removing overburden or waste to expose ore

“Stripping ratio”	In open pit mining, the ratio of waste material to ore, usually expressed as tonnes waste : tonnes ore

“Sulfide ore”	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral. This type of ore is often refractory ore

“Superannuation fund”	A contributory pension fund.

“Surface mixed layer”	Uppermost layer of the ocean that is constantly mixed by wind and wave action

“Tailings”	The finely-ground waste product from ore processing

“Underground Mine”	Mining of an ore body beneath the earths surface where ore is recovered using trucks via a portal or hoisted via a shaft

Conversion Table and Unit Equivalent

Units of Measure

“US$/ oz. Gold”	US dollars per troy ounce of gold

“US$/ t ore”	US dollars per tonne of ore

“C”	Degrees Celsius

“g Au/t”	Grams of gold per tonne

“ha”	Hectares

“kg”	Kilograms

“kg Au/t”	Kilograms of gold per tonne

“kPa”	kilo Pascals

“kt”	kilo tonnes

“m2”	Square meters

“m3”	Cubic meters

“mtpy”	Million tonnes per year

“t/d”	Tonnes per day

“t/h”	Tonnes per hour

Unit Equivalents

“Celsius degrees”	(Fahrenheit degrees minus 32.0) times 5/9

“1 cubic meter”	35.314 cubic feet

“1 gram”	0.03215 troy ounces

“1 gram Au/tonne”	0.02917 troy ounces gold/short ton

“1 hectare”	2.471 acres

“1 kilogram”	2.205 pounds

“1 kilometre”	0.62 statute miles

“1 kilopascal”	0.145 pounds per square inch

“1 kilo tonne”	1102.31 short tons

“1 meter”	3.281 feet

“1 millimetre”	0.039 inches

“1 square kilometre”	0.3861 square miles

“1 square meter”	10.764 square feet

“1 tonne”	1.1023 short tons

Item 18. Financial Statements
Audited Financial Statements

PricewaterhouseCoopers
ABN 52 780 433 757

6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Telephone (675) 321 1500
Facsimile (675) 321 1428
Website: www.pwc.com.pg
Report of Independent Registered Public Accounting Firm
To The Board of Directors and Shareholders of Lihir Gold Limited
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Lihir Gold Limited (the Company) and its subsidiaries at December 31, 2009, and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting under Item 15(b) in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

FA-1

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
/s/ PricewaterhouseCoopers
Port Moresby, Papua New Guinea
25 March 2010

FA-2

LIHIR GOLD LIMITED
STATEMENTS OF COMPREHENSIVE INCOME
Year ended 31 December 2009

			$M
	NOTE	2009	2008(1)	2007(1)

CONTINUING OPERATIONS
Revenue	6	1,087.4	748.6	497.6
Cost of sales	8	(618.8)	(439.8)	(260.5)

Gross profit from mining operations		468.6	308.8	237.1

Corporate expense		(46.2)	(31.9)	(25.3)
Project studies		(0.1)	(2.6)	(7.5)
Exploration expense		(9.4)	(7.9)	(8.2)

Operating profit before other income / (expenses)		412.9	266.4	196.1

Other income / (expenses)
Hedging loss	9	(118.7)	(75.5)	(97.2)
Other income	10	7.2	0.3	—
Other expenses	10	(21.8)	(31.3)	(13.8)

Operating profit / (loss) before finance costs		279.6	159.9	85.1

Financial income	11	9.1	7.3	10.4
Financial expenses	11	(5.4)	(0.5)	(131.5)

Profit / (loss) before tax		283.3	166.7	(36.0)

Income tax (expense) / benefit	13	(104.6)	(56.6)	10.0

Net profit / (loss) after tax from continuing operations		178.7	110.1	(26.0)

DISCONTINUED OPERATIONS
(Loss) / Profit from discontinued operation, net of income tax	12	(412.9)	0.7	1.9

(Loss) / Profit for the period		(234.2)	110.8	(24.1)

(1)	Restated (refer Note 36)
The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
STATEMENTS OF COMPREHENSIVE INCOME
Year ended 31 December 2009

				$M
	NOTE		2009	2008(1)	2007(1)
OTHER COMPREHENSIVE INCOME
Exchange difference on translation of foreign operations	28	(a)	104.6	(154.9)	42.6
Net change in fair value of cash flow hedges	28	(a)	21.4	(32.7)	(59.1)
Deferred hedging loss transferred to hedging loss expense	28	(a)	118.7	76.7	97.8
Net change in fair value of available for sale financial assets	28	(a)	3.0	(2.2)	1.2
Income tax on other comprehensive income	13		(30.4)	(27.6)	(4.9)

OTHER COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD NET OF TAX			217.3	(140.7)	77.6

TOTAL COMPREHENSIVE (LOSS) / INCOME			(16.9)	(29.9)	53.5

Total comprehensive income / (loss) for the period is attributable to:
Owners of the Company			(16.7)	(29.7)	53.5
Non-controlling interests	29		(0.2)	(0.2)	—
			(16.9)	(29.9)	53.5

(Loss) / profit for the period is attributable to:
Owners of the Company			(234.0)	111.0	(24.1)
Non-controlling interests	29		(0.2)	(0.2)	—
			(234.2)	110.8	(24.1)
Earnings / (loss) per share	40
— Basic (cents/share)			(9.8)	5.6	(1.4)
— Diluted (cents/share)			(9.7)	5.6	(1.4)

Continuing operations	40
— Basic (cents/share)			7.5	5.6	(1.5)
— Diluted (cents/share)			7.4	5.6	(1.5)

(1)	Restated (refer Note 36)
The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
STATEMENTS OF FINANCIAL POSITION
Year ended 31 December 2009

	$M
	NOTE		2009	2008(1)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	14		473.5	64.7
Receivables	16		15.1	21.0
Inventories	17		162.5	139.0
Derivative financial assets	25	(g)	9.3	0.4
Other assets			19.7	5.1
Assets classified as held for sale	12		8.5	—

Total current assets			688.6	230.2

NON-CURRENT ASSETS
Receivables	16		0.1	0.4
Inventories	17		333.3	255.0
Derivative financial assets	25	(g)	1.6	0.3
Deferred mining costs	18		299.5	257.0
Property plant and equipment	19		1,888.8	2,104.0
Intangible assets	20		352.0	419.3
Available-for-sale financial assets	21		4.2	2.3
Deferred income tax asset	13		58.9	31.6
Investments in subsidiaries	30		—	—

Total non-current assets			2,938.4	3,069.9

Total assets			3,627.0	3,300.1

(1)	Restated (refer Note 36)
The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
STATEMENTS OF FINANCIAL POSITION
Year ended 31 December 2009

			$M
	NOTE		2009	2008(1)

LIABILITIES
CURRENT LIABILITIES
Accounts payable & accrued liabilities	22		111.4	102.1
Provisions	23		26.9	18.5
Borrowings and finance facilities	24		0.7	0.3
Derivative financial liabilities	25	(g)	—	33.5
Deferred settlement payable	26		—	10.8
Liabilities classified as held for sale	12		7.0	—

Total current liabilities			146.0	165.2

NON-CURRENT LIABILITIES
Provisions	23		46.5	37.5
Borrowings and finance facilities	24		50.2	0.2
Derivative financial liabilities	25	(g)	—	18.9
Deferred income tax liability	13		145.6	142.5

Total non-current liabilities			242.3	199.1

Total liabilities			388.3	364.3

NET ASSETS			3,238.7	2,935.8

EQUITY
Contributed equity	27		3,420.9	3,080.0
Reserves	28	(a)	(74.2)	(305.9)
(Accumulated loss) / retained earnings	28	(b)	(139.7)	129.8

Total equity attributable to owners of the Company			3,207.0	2,903.9
Non-controlling interests	29		31.7	31.9

TOTAL EQUITY			3,238.7	2,935.8

(1)	Restated (refer Note 36)
The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
STATEMENTS OF CHANGES IN EQUITY
Year ended 31 December 2009

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
			RETAINED
			EARNINGS /		NON-
	ISSUED		(ACCUMULATED		CONTROLLING	TOTAL
	CAPITAL	RESERVES(1)	LOSS)(1)	TOTAL(1)	INTEREST(1)	EQUITY(1)
	$M	$M	$M	$M	$M	$M

Balance at 1 January 2007	1,027.1	(250.7)	42.9	819.3	—	819.3

Total comprehensive income / (loss) for the period	—	77.6	(24.1)	53.5	—	53.5
Transactions with owners in their capacity as owners:
— Share based payments to employees	—	2.9	—	2.9	—	2.9
— Deferred tax on share based payments to employees	—	0.2	—	0.2	—	0.2
— Issue of shares — on acquisition of Ballarat	316.5	—	—	316.5	—	316.5
— Issue of shares — rights issue/placement (net of transaction costs)	977.4	—	—	977.4	—	977.4
— Purchase of treasury shares	(1.3)	—	—	(1.3)	—	(1.3)

Balance at 31 December 2007	2,319.7	(170.0)	18.8	2,168.5	—	2,168.5

Balance at 1 January 2008	2,319.7	(170.0)	18.8	2,168.5	—	2,168.5

Total comprehensive income / (loss) for the period	—	(140.7)	111.0	(29.7)	(0.2)	(29.9)
Transactions with owners in their capacity as owners:
— Share based payments to employees	—	4.7	—	4.7	—	4.7
— Deferred tax on share based payments to employees	—	0.8	—	0.8	—	0.8
— Non-controlling interest on acquisition of subsidiaries	—	—	—	—	50.2	50.2
— Purchase of non-controlling interests	—	4.5	—	4.5	(18.1)	(13.6)
— Issue of shares — on acquisition of Equigold NL	756.0	—	—	756.0	—	756.0
— Issue of shares — Mineral Resources Lihir Limited	5.2	(5.2)	—	—	—	—
— Purchase of treasury shares	(0.9)	—	—	(0.9)	—	(0.9)

Balance at 31 December 2008	3,080.0	(305.9)	129.8	2,903.9	31.9	2,935.8

(1)	Restated (refer to note 36)

LIHIR GOLD LIMITED
STATEMENTS OF CHANGES IN EQUITY
Year ended 31 December 2009

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
			RETAINED
			EARNINGS /		NON-
	ISSUED		(ACCUMULATED		CONTROLLING	TOTAL
	CAPITAL	RESERVES(1)	LOSS)(1)	TOTAL(1)	INTEREST(1)	EQUITY(1)
	$M	$M	$M	$M	$M	$M

Balance at 1 January 2009	3,080.0	(305.9)	129.8	2,903.9	31.9	2,935.8

Total comprehensive income / (loss) for the period	—	217.3	(234.0)	(16.7)	(0.2)	(16.9)
Transactions with owners in their capacity as owners:
— Share based payments to employees	—	9.3	—	9.3	—	9.3
— Deferred tax on share based payments to employees	—	5.1	—	5.1	—	5.1
— Issue of shares — placement and share purchase plan (net of transaction costs)	340.9	—	—	340.9	—	340.9
— Dividends paid	—	—	(35.5)	(35.5)	—	(35.5)

Balance at 31 December 2009	3,420.9	(74.2)	(139.7)	3,207.0	31.7	3,238.7

(1)	Restated (refer Note 36)
The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
STATEMENTS OF CASH FLOWS
Year ended 31 December 2009

			$M
	NOTE	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,085.5	747.7	472.4
Payments arising from suppliers & employees		(634.6)	(539.7)	(365.9)

Cash generated from operations		450.9	208.0	106.5
Insurance recoveries		4.5	—	—
Close out of hedge book		(37.9)	—	(368.5)
Income tax refund received		—	4.6	—
Interest and finance charges paid		(0.3)	(0.2)	(8.0)

Net cash flow from operating activities	15	417.2	212.4	(270.0)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		2.4	3.5	9.7
Purchase of property plant and equipment		(370.8)	(277.9)	(206.7)
Interest and financing charges capitalised		(2.7)	(2.9)	—
Proceeds on disposal of share investments		4.7	—	—
Proceeds on disposal of property, plant & equipment		2.0	0.1	—
Payments for investments		—	—	(1.2)
Payments for acquisition of non-controlling interests		(10.8)	(2.8)	—
Acquisition of subsidiary net of cash acquired	31	(0.4)	9.1	19.6

Net cash flow used in investing activities		(375.6)	(270.9)	(178.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid		(35.5)	—	—
Drawdown of debt		50.0	—	22.4
Repayment of debt		(0.1)	(0.4)	(88.2)
Repayment of gold loan		—	—	(333.4)
Proceeds of equity issue		348.5	—	989.0
Underwriting expenses		(7.6)	—	(11.6)
Advance to subsidiary pre acquisition		—	(49.7)	—
Payment for treasury shares		—	(0.9)	(1.3)

Net cash flow from / (used in) financing activities		355.3	(51.0)	576.9

Net increase / (decrease) in cash and cash equivalents		396.9	(109.5)	128.3
Cash and cash equivalents at beginning of year		64.7	174.2	47.0
Effects of exchange rate changes to cash held		11.9	—	(1.1)

Cash and cash equivalents at end of year	14	473.5	64.7	174.2

The above Statements of Cash flows are to be read in conjunction with the accompanying Notes to the Financial Statements.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes the Consolidated Entity consisting of the Lihir Gold Limited (the “Company” or “LGL”) and its subsidiaries.
All amounts are US dollars unless stated otherwise.
(i) Basis of preparation
These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (IASB), IFRS has been adopted by the ASB as the applicable financial reporting framework.
The preparation of financial statements in accordance with IFRSs requires a use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(ii) Consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at balance date and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the “Consolidated Entity”.
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
Intercompany transactions, balances and unrealised gains and losses on transactions between Consolidated Entity companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Consolidated Entity.
Non-controlling interests in the results and equity of an entity that is controlled by the Consolidated Entity are shown separately in the Consolidated Entity’s Statements of Comprehensive Income and Statements of Financial Position.
(iii) Joint ventures
The Consolidated Entity’s interest in an unincorporated joint venture is brought to account by including in the respective classifications, the share of individual assets employed, and liabilities and expenses incurred.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(iv) Exploration, evaluation and pre-development expenditure
The Consolidated Entity expenses all exploration and evaluation expenditure within an area of interest until the directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the directors consider the extent of exploration, the proximity to existing mine or development properties as well as the degree of confidence in the mineral resource.
Where the directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable, further expenditure is capitalised as part of property, plant and equipment as pre-development costs.
Exploration and evaluation assets acquired in a business combination are initially recognised at fair value as exploration rights within intangible assets.
Amortisation is charged upon commencement of commercial production. Pre-development assets are tested for impairment when there is an indicator of impairment. Subsequently the assets are stated at cost less impairment provision.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(vi) Mine properties
Mine properties represent acquired mineral resources and the accumulation of all development expenditures and acquired mineral incurred by or on behalf of the Consolidated Entity in relation to areas of interest in which mining of a mineral resource has commenced.
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
Development costs incurred in the pre-production phase are amortised from the start of commercial production on a units-of-production basis or straight line depending on the nature of the development cost and the expected life of the asset.
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
Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, adjustments to depreciation and amortisation of mine properties are accounted for prospectively.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(vii) Deferred mining costs
In conducting mining operations it is necessary to remove overburden and other waste materials to access the orebody of open pit mines. The costs of removing overburden and waste materials are referred to as “stripping costs”.
During the initial development of a mine, stripping costs are capitalised as development costs. Capitalised development stripping costs are reflected in “Deferred development” within “Property, Plant and Equipment”. Capitalisation of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalised deferred development costs begins Depreciation is calculated on a unit-of-production basis over the life of the mine. The development stage is also referred to as preproduction.
Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the cost of sales in Statements of Comprehensive Income on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of deferred waste plus waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined.
As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalised and deferred for recognition in the cost of sales in Statements of Comprehensive Income during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalised stripping costs is charged to the cost of sales in Statements of Comprehensive Income.
In this way, stripping costs expensed in the Statements of Comprehensive Income should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively.
Capitalised production stripping costs are classified as “Deferred Mining Costs”.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
(ix) Property, plant and equipment
Cost and valuation
Property, plant and equipment are stated at cost less accumulated depreciation and impairments losses/ (reversals). Repairs and maintenance expenditures are expensed as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Consolidated Entity applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Consolidated Entity asset measurement policy.
Depreciation and amortisation
The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(ix)Property, plant and equipment (continued)
depreciated using a percentage based on time. Assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 – 20 years, depending on the nature of the asset. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.
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

	APPROXIMATE PERCENTAGE
	DEPRECIATED AS UNIT-OF-	APPROXIMATE PERCENTAGE
FIXED ASSET CLASSIFICATION	PRODUCTION	DEPRECIATED AS STRAIGHT-LINE	DEPRECIATION RATE

Deferred Development	100%	—	Based on applicable reserves
Land & buildings	100%	—	Based on
			applicable reserves
Plant & equipment	86%	14%	2 – 20 years for
			straight-line assets
			Based on
			applicable reserves
			for UOP

Total average	90%	10%

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(ix)Property, plant and equipment (continued)
Leased assets are depreciated over the shorter of the lease term or the useful lives unless it is reasonably certain that the Consolidated Entity will obtain ownership by the end of the lease term. The classification land and buildings does not include land as a depreciable asset. Land is not depreciated.
Mining tenements acquired are carried at cost at date of acquisition less amortisation and impairment losses. Mining tenements are amortised over the life of the mine for which the tenement relates using a unit of production method and reflecting the pattern of economic benefit to the entity. Pre-development costs are tested for impairment when there is an indicator of impairment. Once production commences, pre-development assets are amortised using the unit-of-production method based on estimated recoverable gold ounces contained in proven and probable ore reserves. Subsequently the assets are stated at cost less amortisation and impairment provision.
Other assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 – 20 years depending on the nature of the asset. The lives of major assets are reviewed annually.
The total net carrying values of property, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to accounting policy Note (xii)].
Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(x) Intangible assets
Exploration rights
Exploration rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is charged upon commencement of commercial production and is calculated using the units-of-production method to allocate the cost of exploration rights over their estimated lives. The useful lives of exploration rights are dependent on renewal conditions and other specific terms and conditions of the right.
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
Goodwill represents the excess of cost of the acquisition over the Consolidated Entity’s interest in the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. [Refer to accounting policy Note (xii)]
Goodwill is measured at cost less accumulated impairment losses. The Consolidated Entity tests goodwill for impairment annually.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xi) Inventories
Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xii) Impairment of assets
Property, plant and equipment and other non-current assets (other than inventories) are reviewed at each balance date for indication that the carrying amount may not be recoverable. Where there is an indication that the carrying amount may not be recoverable an impairment test is completed. Impairments of assets are recognised in the Statements of Comprehensive Income whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that are expected to exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell (“FVLCS”) and value in use. FVLCS is the amount obtainable from the sale of an asset or cash generating unit in an arms length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).
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
The amount of any provision recognised is the full amount that has been estimated based on current costs plus inflation required to settle present obligations, discounted using a pre-tax risk free nominal discount rate that matches the cash flows. Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xiii) Restoration, rehabilitation and environmental expenditure (continued)
When the liability is initially recorded a corresponding asset, which represents future economic benefit arises and is capitalised into the cost of the related asset. At each reporting date the rehabilitation liability is remeasured in line with changes in discount rates and timing or amounts of the costs to be incurred. Restoration and rehabilitation provisions are adjusted for changes in estimates. Adjustments to the estimated amount and timing of future rehabilitation and restoration cash flows are a normal occurrence in light of the significant judgements and estimates involved. Changes in the liability relating to mine rehabilitation and restoration obligations are added to or deducted from the related asset, other than the unwinding of the discount which is recognised as a finance costs in the Statements of Comprehensive Income. Changes to capitalised cost result in an adjustment to future depreciation charges.
For closed sites, changes to estimated costs are recognised immediately in other expenses in the Statements of comprehensive income.
(xiv) Leases
Lihir Gold Limited as Lessee
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Finance leases are capitalised, recording an asset equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, including any guaranteed residual values. The corresponding liability, net of finance charges, is included in other short-term and long term payables in the Statements of Financial Position. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Consolidated Entity’s general policy on borrowing costs. Assets acquired under finance leases are amortised over the shorter of their estimated useful lives or the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership by the end of the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xiiv) Leases (continued)
Lease payments for operating leases (net of any incentives received from the lessor), are charged to the cost of sales, exploration costs or corporate costs (depending on the activity), in the Statements of Comprehensive Income on a straight-line basis.
Penalties paid for early settlement of leases are expensed.
(xv) Receivables
Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the estimated recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the Statements of Comprehensive Income within general and administrative costs. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in the Statements of Comprehensive Income.
(xvi) Payables
Payables include liabilities and accrued expenses owing by the Consolidated Entity which are unpaid as at the end of the reporting period. The amounts are initially recorded at the fair value of the consideration to be paid in the future for goods and services received and then subsequently at amortised cost. The amounts are unsecured.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xvii) Borrowings
Borrowings are recognised initially at the fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost.
Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
(xviii) Other non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Management determines the classification of its financial assets at initial recognition. The classification depends on the purpose for which the financial assets were acquired or executed.
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
Available-for-sale financial assets
The Consolidated Entity’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in other comprehensive income. When an investment is de-recognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is transferred to profit or loss. Available for sale financial assets are tested for impairment when the fair value is below cost and the decline in fair value is significant or prolonged. Available-for-sale financial

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xviii) Other non-derivative financial instruments (continued)
assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the end of the reporting period.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Consolidated Entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Consolidated Entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in the financial income or financial expenses in the Statements of Comprehensive Income. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the end of the reporting period. The Consolidated Entity does not have any financial assets at fair value through profit or loss.
Other
Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are classified as “receivables” in the Statements of Financial Position.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
The Consolidated Entity documents at the inception of the hedge the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements of the hedging reserve in shareholder’s equity are shown in the Statements of Comprehensive Income. The fair value of hedging derivatives is classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months after the end of the reporting date.
The Consolidated Entity does not currently have any fair value hedges.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xix) Derivative financial instruments and hedging activities (continued)
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
Derivative financial instruments are initially recognised in the Statements of Financial Position at fair value and are subsequently remeasured at their fair values. On the date a derivative contract is entered into, the Consolidated Entity designates the contract as a hedge against specific future production for commodity hedges or planned capital expenditure for foreign currency hedges. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.
Derivatives that are designated against future production or future capital purchases qualify as cash flow hedges and have been and will continue to be highly effective. Changes in the fair value of these derivatives are recognised in other comprehensive income. Amounts deferred in other comprehensive income are transferred to profit or loss and classified as hedging gains or losses in the same periods during which the hedged gold sales affect the profit or loss for commodity hedges or transferred to the Statements of Financial Position in the same period in which the capital item is purchased for capital purchase hedges as an adjustment to the initial carrying amount of the capital item.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xix) Derivative financial instruments and hedging activities (continued)
Heavy Fuel Oil and diesel Swap hedges entitle the Consolidated Entity to receive a floating price for contracted volumes of Heavy Fuel Oil and diesel exposures in exchange for an obligation to pay a fixed price, where settlement occurs on a periodic basis. These derivative transactions are settled on a net basis whereby, for the agreed volume, the difference between the contracted fixed price and the floating price is settled between the parties.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in Other comprehensive income at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the hedging gains or losses in the Statements of Comprehensive Income or adjusted against the initial carrying amount of the capital item when the forecast capital expenditure is incurred. If the committed or forecast production or capital equipment purchase is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the hedging gains or losses in the Statements of Comprehensive Income.
In assessing the fair value of non-traded derivatives and other financial instruments, the Consolidated Entity obtains a valuation from an independent external party.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the hedging gains or losses in Statements of Comprehensive Income.
Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss relating to the ineffective portion is recognised immediately in the Statements of Comprehensive Income. Gains and losses accumulated in equity are included in the hedging gains/ losses in Statements of Comprehensive Income when the foreign operation is disposed.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xix) Derivative financial instruments and hedging activities (continued)
Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the hedging gains or losses in Statements of Comprehensive Income.
Hedge book re-structure
Amounts are accumulated in equity for previously designated hedges which were discontinued at the time of the hedge book restructure. These hedges had been effective up to the date of the restructure and the accumulated losses which had been deferred in equity will remain there until the designated underlying forecast sale occurs. At the date of the underlying forecast sale the gain or loss relating to the effective portion is recognised in the hedging gains/ losses in Statements of Comprehensive Income as a non-cash hedging gain/ loss. Further information regarding the hedge book restructure is contained in Note 25.
(xx) Contributed equity
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds.
Where the Company or its subsidiaries purchase’s the Company’s contributed equity, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled or transferred. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxi) Share-based payments
The Consolidated Entity makes equity-settled share-based payments only. There are two types of share-based payments provided by the Consolidated Entity:
1.	The Lihir Executive Share Plan (the “LESP”), which provides benefits to the executives of the Company; and
2.	Share issues made to local Lihirian landowners through Mineral Resources Lihir Limited (“MRL”)
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxi) Share-based payments (continued)
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxii) Revenue recognition (continued)
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
The Consolidated Entity does not use any estimates nor apply any assumptions in recognising revenue, nor does the Consolidated Entity’s sales arrangements contain any provisional pricing.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxiii) Hedging income / expense (continued)
The net gain or loss resulting from the use of hedging instruments for gold bullion is recognised separately from revenue in the hedging gains or losses in the Statements of Comprehensive Income. In the case of the Consolidated Entity’s hedging of heavy fuel oil and diesel price exposures using swap agreements, the Consolidated Entity accounts for these as cash flow hedges.
Hedging gains or losses in respect of heavy fuel oil and diesel price exposures are reported within operating expenses.
(xxiv) Interest income
Interest income is recognised using the effective interest rate method.
(xxv) Carbon credits
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxvii) Employee benefits
Wages, Salaries, Salary at Risk, Annual Leave and Sick Leave
Liabilities arising in respect of wages and salaries, salary at risk, annual leave and any other employee benefits expected to be settled within twelve months of the end of the reporting period are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liabilities are settled. These amounts are recognised in “Provisions” (for annual leave and salary at risk) and “Accounts payable and accrued liabilities” (for all other liabilities).
Long Service Leave
The liabilities for long service leave and retention initiative payments are measured at the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees services provided up to the reporting date.
Liabilities for long service leave benefits and retention initiative payments not expected to be settled within twelve months are discounted using the rates attaching to the national government securities at balance date, which most closely match the terms of maturity of the related liabilities. In determining the liability for these long term employee benefits, consideration has been given to expected future increases in wage and salary rates, experience with staff departures and periods of service and statutory obligations. Related on-costs have also been included in the liability.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxviii) Provisions
Provisions are recognised when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
Further information regarding the Consolidated Entity’s rehabilitation and other provisions can be found in Note 23.
(xxix) Dividends
Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s directors.
(xxx) Income tax
Income tax expense represents the sum of the current tax charges and deferred tax movements less any movements taken directly to other comprehensive income.
The current tax expense for the year is the tax payable on the current year’s taxable income. Taxable profit differs from profit as reported in the consolidated Statements of Comprehensive Income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Consolidated Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting date Statements of Financial Position date.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxx) Income tax (continued)
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities and current tax assets and liabilities are offset when there is a legally enforceable right to set off and when they relate to income taxes levied by the same taxation authority and the Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.
Tax consolidation legislation
The wholly-owned Australian controlled entities of the Company have implemented the Australian tax consolidation legislation. The head entity, Lihir Services Australia Pty Ltd and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
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
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
(xxxii) Foreign currency translation
Functional and presentation currency
Items included in the financial statements of the Consolidated Entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised as a foreign exchange gain or loss in the profit or loss except when the gain or loss is included in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in other comprehensive income.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxxii) Foreign currency translation (continued)
Consolidated Entity companies
The results and financial position of all the Consolidated Entity subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
1.	Assets and liabilities for each Statements of Financial Position presented are translated at the closing rate at the end of the reporting period
2.	Income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
3.	All resulting exchange differences are recognised in the other comprehensive income.
On consolidation, exchange differences arising from the translation of any balances between entities within the Consolidated Entity, which are in substance a net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income and accumulated in the foreign currency translation reserve. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the profit or loss as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill [refer to Note 1 (x)].
(xxxiv) Segment reporting
The Consolidated Entity identifies its reportable operating segments based on the internal reports that are reviewed and used by the Board of director’s in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
(xxxv) Assets and liabilities held for sale and discontinuing operations
Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying value and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
The classification as held-for-sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current assets or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(xxxv) Assets and liabilities held for sale and discontinuing operations (continued)
Upon classification of a non-current asset or disposal group as held-for-sale, it is reviewed for impairment. An impairment loss is recognised for any initial and subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset or disposal group, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of de-recognition.
Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from other assets as current assets in the Statements of Financial Position.
The liabilities of a disposal group classified as held for sale are presented separately from other liabilities as current liabilities in the Statements of Financial Position.
A discontinued operation is a component of the entity that has been disposed of or classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line or business or area of operations. The results of discontinued operations are presented separately on the face of the Statements of Comprehensive Income.
(xxxvi) Comparatives
Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year (Note 36).
(xxxvii) Rounding of amounts
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
Recoverability of non-current ore stockpiles
Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or an increase to the future costs to complete, would not have any effect on the carrying value of the Lihir operation non-current ore stockpiles.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
Provision for restoration and rehabilitation obligations
Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $2.9 million increase in the liability. An increase in the discount rate of 1% will result in a decrease in the liability and carrying value of the assets of $3.9 million.
Recoverability of deferred tax assets
Judgement is required in determining whether deferred tax assets are recognised in the Statements of Financial Position. Deferred tax assets, including those arising from un-utilised tax losses require management to assess the likelihood that the Consolidated Entity will generate taxable earnings in future periods, in order to utilise recognised deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and existing tax laws in each jurisdiction. To the extent that cash flows and taxable income differ significantly from estimates, the ability of the Consolidated Entity to realise the net deferred tax assets reported at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the Consolidated Entity operates could limit the ability of the Consolidated Entity to obtain tax deductions in future periods. See Note 1 (xxx) and Note 13.
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
Note 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
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
Estimated impairment of goodwill
The Consolidated Entity tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 1(x) and 1(xii). The recoverable amount of each cash generating unit has been determined based on a fair value less costs to sell calculation. This calculation required the use of a number of assumptions and critical estimates. Refer to Note 20 for details of these assumptions and the potential impact of changes to the assumptions.
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
Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2009 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

PRELIMINARY
ASSESSMENT ON THE
IMPACT OF THE
				CONSOLIDATED	APPLICATION DATE
			APPLICATION DATE OF	ENTITY’S FINANCIAL	FOR THE
REFERENCE	TITLE	SUMMARY	STANDARD	REPORT	CONSOLIDATED ENTITY
IFRS 1	First-time Adoption of International Financial Reporting Standards	Amendments relating to oil and gas assets and determining whether an arrangement contains a lease	Annual periods beginning on or after 1 January 2010	Not applicable	Not applicable

IFRS 2	Share-based Payment	Amendments relating to group cash-settled share-based payment transactions	Annual periods beginning on or after 1 January 2010	The Consolidated Entity does not presently have any share-based payment arrangements that will be effected by the amendment	Annual periods beginning on or after 1 January 2010

IFRS 3	Business Combination	Comprehensive revision on applying the acquisition method	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 January 2010

IFRS 9	Financial instruments	Phase 1 of replacing IAS 39. Deals with the classification and measurement of financial assets	Annual periods beginning on or after 1 January 2010	The group is currently in the process of evaluating the potential effect of this standard.	Annual periods beginning on or after 1 January 2013

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

PRELIMINARY
ASSESSMENT ON THE
IMPACT OF THE
				CONSOLIDATED	APPLICATION DATE
			APPLICATION DATE OF	ENTITY’S FINANCIAL	FOR THE
REFERENCE	TITLE	SUMMARY	STANDARD	REPORT	CONSOLIDATED ENTITY
IFRIC 16	Hedges of a net investment in a foreign operation	This interpretation provides clarification for the accounting for hedges of a net investment in a foreign operation	Annual periods beginning on or after 1 October 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

IAS 32	Financial Instruments: Presentation	Amendments relating to classification of rights issues	Annual periods beginning on or after 1 February 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IAS 39	Financial Instruments: Recognition and Measurement	Amendments for embedded derivatives when reclassifying financial instruments	Annual periods beginning on or after 30 June 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

		Amendments for hedged items	Annual periods beginning on or after 1 July 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

Amendments to IFRS	Various	Improvements to International Financial Reporting Standards	Annual periods beginning on or after 1 July 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 5: SEGMENT REPORTING
Identification of reportable segments
The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the Board of directors in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis. Accordingly, the Statements of Comprehensive Income include mine EBITDA as a measure of this operational performance.
The reportable operating segments broadly align with geographical locations with two geographical locations for Australia as this is the source of the Consolidated Entity’s major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the Board of directors on at least a monthly basis.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
Non-GAAP measures
The Company uses certain terminology that is not defined in GAAP. Mine EBITDA is defined as revenue less cost of sales (excluding depreciation and amortisation).
Types of products
The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver and carbon emission reduction certificates.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 5: SEGMENT REPORTING (continued)
Accounting policies and inter-segment transactions
Segment information is prepared in conformity with the accounting policies of the Consolidated Entity as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:
•	Interest revenue

•	Finance costs

•	Hedging gains or losses

•	Income taxes

•	Corporate expenses
Segments are presented after elimination of inter-company transactions.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 5: SEGMENT REPORTING (continued)

						AUSTRALIA
		AUSTRALIA			TOTAL CONSOLIDATED	(BALLARAT)
PROFIT AND LOSS	PAPUA NEW GUINEA	(MT RAWDON)	AFRICA	UNALLOCATED	ENTITY	(DISCONTINUED)(1)
YEAR ENDED 31 DECEMBER 2009	US$M	US$M	US$M	US$M	US$M	US$M

Revenue from external customers	828.9	108.5	150.0	—	1,087.4	—
Cost of sales (excluding depreciation and amortisation)	(342.1)	(46.2)	(64.9)	—	(453.2)	—

Mine EBITDA	486.8	62.3	85.1	—	634.2	—

Non-cash cost of sales
Depreciation and amortisation of Mine properties	—	(22.3)	(40.9)	—	(63.2)	—
Other depreciation and amortisation	(91.1)	(5.3)	(23.8)	(1.0)	(121.2)	—

	(91.1)	(27.6)	(64.7)	(1.0)	(184.4)	—
Change in inventories and deferred waste	16.6	0.4	1.8		18.8	—

Gross profit / (loss) from mining operations	412.3	35.1	22.2	(1.0)	468.6	—

Corporate expense	—	—	(5.5)	(40.7)	(46.2)	—
Project studies	(0.1)	—	—		(0.1)	—
Exploration expense	(0.3)	(0.2)	(8.9)		(9.4)	—

Operating profit / (loss) before other income / (expense)	411.9	34.9	7.8	(41.7)	412.9	—

Hedging profit / (loss)	—	—	—	(118.7)	(118.7)	—
Other income and (expenses)	(12.2)	(0.2)	(0.1)	(2.1)	(14.6)	—
Net financial income	—	—	—	3.7	3.7	—

Profit / (loss) before income tax	399.7	34.7	7.7	(158.8)	283.3	—

Income tax expense	—	—	—	(104.6)	(104.6)	—

Net profit / (loss) after tax	399.7	34.7	7.7	(263.4)	178.7	—

Profit / (loss) from discontinued operation, net of income tax	—	—	—	—	—	(412.9)

Capital expenditure	279.1	5.1	49.2	4.8		35.3

(1)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 5: SEGMENT REPORTING (continued)

		AUSTRALIA				AUSTRALIA
		(MT RAWDON/			TOTAL(1)	(BALLARAT/
PROFIT AND LOSS	PAPUA NEW GUINEA	KIRKALOCKA)	AFRICA	UNALLOCATED	CONSOLIDATED ENTITY	(DISCONTINUED)(2)
YEAR ENDED 31 DECEMBER 2008	US$M	US$M	US$M	US$M	US$M	US$M

Revenue from external customers	667.1	60.0	21.5	—	748.6	—
Cost of sales (excluding depreciation and amortisation)	(322.3)	(33.2)	(5.0)	1.0	(359.5)	—

Mine EBITDA	344.8	26.8	16.5	1.0	389.1	—

Non-cash cost of sales
Depreciation and amortisation of mineral reserves	—	(11.2)	(10.0)	—	(21.2)	—
Other depreciation and amortisation	(66.0)	(2.4)	(7.7)	(0.9)	(77.0)	—

	(66.0)	(13.6)	(17.7)	(0.9)	(98.2)	—
Change in inventories and deferred waste	15.2	—	2.7	—	17.9	—

Gross profit from mining operations	294.0	13.2	1.5	0.1	308.8	—

Corporate expense	—	—	(0.9)	(31.0)	(31.9)	—
Project studies	(2.6)	—	—	—	(2.6)	—
Exploration expense	(5.8)	—	(2.1)	—	(7.9)	—

Operating profit / (loss) before other income / (expense)	285.6	13.2	(1.5)	(30.9)	266.4	—

Hedging profit / (loss)	—	—	—	(75.5)	(75.5)	—
Other income and (expenses)	(28.0)	—	—	(3.0)	(31.0)	—
Net financial income	—	—	—	6.8	6.8	—

Profit / (loss) before income tax	257.6	13.2	(1.5)	(102.6)	166.7	—

Income tax expense	—	—	—	(56.6)	(56.6)	—

Net profit / (loss) after tax	257.6	13.2	(1.5)	(159.2)	110.1	—

Profit / (loss) from discontinued operation, net of income tax	—	—	—	—	—	0.7

Capital expenditure	141	1	27	1		108.8

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 5: SEGMENT REPORTING (continued)

		AUSTRALIA				AUSTRALIA
		(MT RAWDON/			TOTAL(1)	(BALLARAT/
PROFIT AND LOSS	PAPUA NEW GUINEA	KIRKALOCKA)	AFRICA	UNALLOCATED	CONSOLIDATED ENTITY	(DISCONTINUED)(2)
YEAR ENDED 31 DECEMBER 2007	US$M	US$M	US$M	US$M	US$M	US$M

Revenue from external customers	497.6	—	—	—	497.6	—
Cost of sales (excluding depreciation and amortisation)	(224.5)	—	—	—	(224.5)	—

Mine EBITDA	273.1	—	—	—	273.1	—

Non-cash cost of sales
Depreciation and amortisation of mineral reserves	—	—	—	—	—	—
Other depreciation and amortisation	(50.3)	—	—	(0.1)	(50.4)	—

Change in inventories and deferred waste	14.4	—	—	—	14.4	—

Gross profit from mining operations	237.2	—	—	(0.1)	237.1	—

Corporate expense	—	—	—	(25.3)	(25.3)	—
Project studies	(7.5)	—	—	—	(7.5)	—
Exploration expense	(8.2)	—	—	—	(8.2)	—

Operating profit / (loss) before other income / (expense)	221.5	—	—	(25.4)	196.1	—
Hedging profit / (loss)	—	—	—	(97.2)	(97.2)	—
Other income and (expenses)	(13.0)	—	—	(0.8)	(13.8)	—
Net financial income	—	—	—	(121.1)	(121.1)	—

Profit / (loss) before income tax	208.5	—	—	(244.5)	(36.0)	—

Income tax expense	—	—	—		10.0	—
Net profit / (loss) after tax					(26.0)	—

Profit / (loss) from discontinued operation, net of income tax	—	—	—	—	—	1.9
Capital expenditure	149	—	—	—		58

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 5: SEGMENT REPORTING (continued)

					AUSTRALIA
		AUSTRALIA			(BALLARAT)
	PAPUA NEW GUINEA	(MT RAWDON/ KIRKALOCKA)	AFRICA	UNALLOCATED	(DISCONTINUED)(2)	GROUP
BALANCE SHEET	US$M	US$M	US$M	US$M	US$M	US$M

As at 31 December 2009
Assets and liabilities
Segment assets	2,052.0	232.7	773.3	560.5	8.5	3,627.0
Segment liabilities	(129.9)	(17.0)	(15.5)	(218.9)	(7.0)	(388.3)

As at 31 December 2008(1)
Assets and liabilities
Segment assets	1,745.1	189.9	611.3	277.2	476.6	3,300.1
Segment liabilities	(85.0)	(24.6)	(13.0)	(222.5)	(19.2)	(364.3)

As at 31 December 2007(1)
Assets and liabilities
Segment assets	1,578.6	—	—	243.8	481.9	2,304.3
Segment liabilities	(79.2)	—	—	(45.0)	(11.6)	(135.8)

(1)	Restated (refer Note 36)

(2)	Refer to Note 12
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 5: SEGMENT REPORTING (continued)

	2009
CUSTOMER	$M	SEGMENT REPORTING REVENUE

1	193.0	Papua New Guinea / Australia
2	184.4	Papua New Guinea / Africa
3	106.4	Papua New Guinea
4	104.6	Papua New Guinea

	2008
CUSTOMER	$M	SEGMENT REPORTING REVENUE

1	89.1	Papua New Guinea / Africa
2	82.7	Papua New Guinea
3	79.2	Papua New Guinea
4	77.5	Papua New Guinea

	2007
CUSTOMER	$M	SEGMENT REPORTING REVENUE

1	86.6	Papua New Guinea
2	55.1	Papua New Guinea
3	52.3	Papua New Guinea

NOTE 6: REVENUE

		$M
	2009	2008(1)	2007(1)

Gold sales	1,083.0	742.7	492.2
Silver sales	3.2	1.4	0.1
Other revenue(2)	1.2	4.5	5.3

	1,087.4	748.6	497.6

(1)	Restated (refer Note 36)

(2)	Other revenue includes certified emission reduction certificate credits

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 7: EMPLOYEE EXPENSES

		$M
	2009	2008	2007

Equity settled share-based payment compensation	(9.3)	(4.7)	2.9
Defined contribution superannuation expense	(8.2)	(7.3)	9.8
Other personnel expenses	(110.8)	(80.8)	56.2

	(128.3)	(92.8)	68.9

NOTE 8: COST OF SALES

		$M
	2009	2008(1)	2007(1)

Operating costs	(528.7)	(452.5)	(303.8)
Royalties, levies & production taxes	(25.6)	(17.8)	(13.2)
Refining costs	(4.3)	(3.6)	(0.5)
Depreciation & amortisation	(184.4)	(98.2)	(50.4)
Deferred mining costs	41.2	40.0	70.0
Changes in inventories	88.2	94.2	41.2
Stores inventories obsolescence	(1.0)	(0.1)	(0.8)
Foreign exchange loss	(4.2)	(1.8)	(3.0)

	(618.8)	(439.8)	(260.5)

(1)	Restated (refer Note 36)
NOTE 9: HEDGING LOSS

			$M
	2009		2008	2007

Cash hedging loss	(7.7)		(9.9)	(21.4)
Non-cash hedging loss	(111.0	)(1)	(65.6)	(75.8)

	(118.7)		(75.5)	(97.2)

(1)	Reflecting $102.4 million from the closed-out LGL hedge book in 2007 and $8.6 million from the closed-out Equigold hedge book.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 10: OTHER INCOME AND EXPENSES

		$M
	2009	2008	2007

Other income
Insurance recovery	4.0	—	—
Profit on sale of available for sale assets	3.1	—	—
Other income	0.1	0.3	—

	7.2	0.3	—

Other expenses
Impairment of listed equity securities(1)	—	(3.2)	—
Net property, plant and equipment loss on disposal	(17.2)	(28.1)	(13.8)
Provision for rehabilitation	(1.0)	—	—
Other expense	(3.6)	—	—

	(21.8)	(31.3)	(13.8)

(1)	Listed share investments with a significant or prolonged decline in fair value below cost have been impaired. The impairment loss is equivalent to the difference in the listed market valuation at 31 December 2008 and the cost of the respective securities.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 11: FINANCIAL INCOME AND EXPENSES

	$M
	2009	2008(1)	2007(1)

Financial income
Interest income	2.4	3.0	9.2
Foreign exchange gain	6.7	4.2	—
Gold lease rate fees	—	—	0.3
Other income	—	0.1	0.9

	9.1	7.3	10.4

Financial expenses
Loss on repayment of gold loan	—	—	(117.9)
Foreign exchange loss	—	—	(5.8)
Interest expense on debt facilities	—	—	(4.8)
Accretion expense on rehabilitation	(4.3)	(0.4)	—
Other interest & financing	(1.1)	(0.1)	(3.0)

	(5.4)	(0.5)	(131.5)

(1)	Restated (refer Note 36)
NOTE 12: DISCONTINUED OPERATION
A comprehensive review of the Ballarat operation was completed in mid June 2009 indicating that mining in bulk production quantities would not be sustainable due to the nature of the ore body. Consequently in July 2009 the Consolidated Entity announced that a process for selling the Ballarat assets had been initiated. The Consolidated Entity is of the view that any future value of the assets will be linked to any sales proceeds.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 12: DISCONTINUED OPERATION (continued)
As at the date of this report the Consolidated Entity has entered into a binding sale agreement.
(a) The results of the discontinued operations for the year are presented below:

		$M
	2009	2008	2007

Revenue	15.1	7.0	0.8
Expenses	(46.3)	(7.0)	(0.8)

Gross loss	(31.2)	—	—
Exploration expense	—	(0.6)	(0.2)
Other income	0.5	—	0.5
Other expenses	—	—	(0.1)
Impairment	(546.1)	—	—
Financial income	—	0.5	—
Financial expenses	—	(0.1)	—

(Loss)/ income before tax from discontinued operation	(576.8)	(0.2)	0.2
Income tax benefit	163.9	0.9	1.7

Net (loss) / profit after tax from discontinued operation	(412.9)	0.7	1.9

(b) The net cash flows of the discontinued operations are as follows:

		$M
	2009	2008	2007

Net cash used in operating activities	(33.5)	(1.7)	(5.1)
Net cash used in investing activities	(23.4)	(108.1)	(58.0)
Net cash used in financing activities	(0.3)	(0.4)	(0.2)

Net cash used in discontinued operation	(57.2)	(110.2)	(63.3)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 12: DISCONTINUED OPERATION (continued)
(c) Assets and liabilities – held for sale operations:

2009

$M

BALANCE SHEET
Assets classified as held for sale
Trade and other receivables	0.1
Inventories	2.1
Other assets	0.3
Property plant and equipment	6.0
Deferred income tax asset	—

Assets classified as held for sale	8.5

Liabilities classified as held for sale
Accounts payable & accrued liabilities	1.4
Provisions	5.3
Borrowings and finance facilities	0.3
Deferred income tax liability	—

Liabilities classified as held for sale	7.0

Net assets classified as held for sale	1.5

Impairment test for Ballarat
During the year the Consolidated Entity has recognised an impairment loss in respect of the Ballarat operation cash generating unit.
In 2009, a review of the Ballarat project concluded that it would be unlikely to achieve the desired production and cost outcomes. A decision was made to divest the Ballarat project and a sale process was commenced. On March 5, 2010, the Company announced the entry into an agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project. Under the agreement, the Company will receive A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million. On March 19, 2010, Castlemaine announced that it had received a firm commitment from its existing shareholders and new

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 12: DISCONTINUED OPERATION (continued)
institutional and sophisticated investors to raise A$30million, in this announcement Castlemaine further advised that the resolution to approve the issue of new equity would be considered by its shareholders at its upcoming annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from March 5, 2010.
The net assets of the Ballarat cash generating unit have been impaired and are carried at nil value as at May 31, 2009. An impairment charge of $546 million before tax has been recognised in other expenses. This includes $31 million in respect of goodwill allocated to the Ballarat cash generating unit. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million. After allowing for the non-recognition for accounting purposes of deferred tax assets of $18 million in respect of Australian tax losses, deferred tax assets of $51 million remain in the Consolidated Entity’s Statement of Financial Position in respect of Ballarat assets.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 13: INCOME TAX
(a) Income tax expense / (benefit) for the year has been calculated as follows:

		$M
	2009	2008	2007

Income Tax Expense
Current tax	—	—	—
Under / (over) provided in prior years	—	—	—

	—	—	—
Deferred tax	(60.4)	56.2	(10.1)
Under / (over) provided in prior years	1.1	(0.5)	(1.6)

Total income tax (benefit) / expense	(59.3)	55.7	(11.7)

Income tax expense from continuing operation	104.6	56.6	(10.0)
Income tax benefit from discontinued operation	(163.9)	(0.9)	(1.7)

The tax on the Consolidated Entity’s profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Company as follows:
Numerical reconciliation of income tax expense / (benefit) to prima facie tax payable
Profit / (loss) before tax from continuing operations	283.3	166.7	(36.0)
Adjust Côte d’Ivoire profit tax holiday	(8.9)	(4.4)	—

	274.4	162.3	(36.0)
Loss before tax from discontinued operations	(576.8)	(0.2)	0.2

	(302.4)	162.1	(35.8)

Prima facie income tax expense / (benefit) on before tax profit at 30%	(90.7)	48.7	(10.7)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income
— Expenses not deductible for tax purposes	7.9	7.6	1.0
— Tax losses not recognised from Côte d’Ivoire (Exploration)	2.7	—	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 13: INCOME TAX (continued)

		$M
	2009	2008	2007

— De-recognition of deferred tax assets(1)	20.3	—	—
— Application of capital losses	(0.2)	—	—
— Recognition of tax losses not previously recognised	—	—	(0.2)
— Section 72A double deductions	(0.4)	(0.1)	(0.2)

	(60.4)	56.2	(10.1)

Adjustment for current tax of prior periods
Under / (Over) provided in prior years	1.1	(0.5)	(1.6)

Tax (benefit) / expense	(59.3)	55.7	(11.7)

(1)	De-recognition of deferred tax assets includes tax losses de-recognised of $20.3 million

		$M
	2009	2008(1)	2007(1)

(b) Deferred Income Tax
Deferred tax assets:	208.3	226.6	244.4
Deferred tax liabilities:	(295.0)	(337.5)	(185.3)

	(86.7)	(110.9)	59.2

The gross movement of the deferred tax account is as follows:

Balance at beginning of year	(110.9)	59.1	93.5
Credited / (charged) to profit and loss	18.6	(55.7)	11.7
Included in discontinued operation	61.0	—	—
Acquired on business combination	—	(112.4)	(37.5)
De-recognised losses charged to P&L(2)	(20.3)	—	—
Translation adjustments	(9.8)	24.9	(3.8)
Tax charged to equity	(25.3)	(26.8)	(4.7)

Balance at end of year	(86.7)	(110.9)	59.2

Deferred tax (liability) / asset – PNG	(78.6)	31.6	101.3
Deferred tax (liability) / asset – CÔTE D’IVOIRE	(67.0)	(64.2)	—
Deferred tax asset / (liability) – Australia	58.9	(78.3)	(42.1)

Balance at end of year	(86.7)	(110.9)	59.2

(1)	Restated (refer Note 36)

(2)	The Company has carry forward tax losses of $135.3 million ($40.5 million at the applicable 30% tax rate) recognised as an asset as at balance date as part of the Deferred tax asset recognised for Australia noted above with losses amounting to $67.6 million ($20.3 million at the applicable 30% tax rate) that are not currently recognised.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 13: INCOME TAX (continued)
The Consolidated Entity has a legally enforceable right to offset current tax assets and liabilities where levied by the same taxation authority. Deferred tax assets and liabilities are offset by the Consolidated Entity to the extent that they relate to the same taxable entity and are levied by the same taxation authority.
Movements in deferred tax assets and deferred tax liabilities

	PROVISIONS
DEFERRED TAX ASSETS	AGAINST ASSETS	DERIVATIVES	TAX LOSSES(1)	OTHER(2)	TOTAL(4)

At 1 January 2008	12.0	—	227.7	4.7	244.4
Credited / (charged) to profit and loss	(1.2)	—	(13.1)	(16.1)	(30.4)
Translation adjustment	(0.3)	(3.8)	—	11.0	6.9
Acquired on business combination	4.8	15.8	—	1.6	22.2
Charged to equity	—	6.7	(23.2)	—	(16.5)

At 1 January 2009	15.3	18.7	191.4	1.2	226.6
Credited / (charged) to profit and loss	11.5	(14.0)	(66.4)	69.4	0.5
Translation adjustment	1.2	1.6	4.4	6.3	13.5
Acquired on business combination	—	—	—	—	—
Credited / (charged) to equity	—	(6.3)	(30.7)	4.7	(32.3)

At 31 December 2009	28.0	0.0	98.7	81.6	208.3

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 13: INCOME TAX (continued)

	ACCELERATED	CONSUMABLE	DEFERRED	PREPAID	MINING
DEFERRED TAX LIABILITIES	TAX DEPRECIATION	STORES	MINING	INSURANCE	TENEMENTS	DERIVATIVES	OTHER(3)	TOTAL(4)

At 1 January 2008	(38.1)	(6.4)	(66.0)	(0.8)	(66.8)	—	(7.2)	(185.3)
Credited / (charged) to profit and loss	(20.3)	(8.3)	(10.0)	—	3.3	—	10.0	(25.3)
Translation adjustment	1.0	—	0.1	—	12.9	—	4.0	18.0
Acquired on business combination	(4.0)	—	(1.0)	—	(128.7)	—	(0.9)	(134.6)
Charged to equity	—	—	—	—	—	(0.4)	(9.9)	(10.3)

At 1 January 2009	(61.4)	(14.7)	(76.9)	(0.8)	(179.3)	(0.4)	(4.0)	(337.5)
Credited / (charged) to profit and loss	(13.2)	3.2	(12.8)	0.7	85.8	—	(4.9)	58.8
Translation adjustment	(0.2)	—	(0.4)	—	(21.4)	0.2	(1.5)	(23.3)
Acquired on business combination	—	—	—	—	—	—	—	—
Credited / (charged) to equity	—	—	—	—	—	(3.1)	10.1	7.0

At 31 December 2009	(74.8)	(11.5)	(90.1)	(0.1)	(114.9)	(3.3)	0.3	(295.0)

(1)	Includes tax losses recognised amounting to $40.5 million for Australia and $58.2 million for Papua New Guinea

(2)	Other includes deferred tax assets associated with the discontinuance of the Ballarat operation

(3)	Other includes share-based payments

(4)	Restated (refer Note 36)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 13: INCOME TAX (continued)
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
Income tax on other comprehensive income

		$M
2009	BEFORE TAX	TAX EFFECT	NET OF TAX

Exchange difference on translation of foreign operations	104.6	10.3	114.9
Deferred loss on cash flow hedges	140.1	(40.1)	100.0
Net change in fair value of available for sale financial assets	3.0	(0.6)	2.4

Other comprehensive income	247.7	(30.4)	217.3

		$M
2008	BEFORE TAX	TAX EFFECT	NET OF TAX

Exchange difference on translation of foreign operations	(154.9)	(11.7)	(166.6)
Deferred loss on cash flow hedges	44.0	(16.5)	27.5
Net change in fair value of available for sale financial assets	(2.2)	0.6	(1.6)

Other comprehensive income	(113.1)	(27.6)	(140.6)

		$M
2007	BEFORE TAX	TAX EFFECT	NET OF TAX

Exchange difference on translation of foreign operations	42.6	—	42.6
Deferred loss on cash flow hedges	38.7	(4.5)	34.2
Net change in fair value of available for sale financial assets	1.2	(0.4)	0.8

Other comprehensive income	82.5	(4.9)	77.6

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 14: CASH AND CASH EQUIVALENTS

		$M
	2009	2008	2007

Cash at bank and on hand	82.0	39.6	44.7
Short term deposits with financial institutions	391.5	25.1	129.5

	473.5	64.7	174.2

Under the Bank of PNG “Summary Foreign Exchange Guidelines”, the Company’s exports and export related receipts can be undertaken without exchange control authority, provided the transactions occur through a foreign currency account that has been approved by the Bank of PNG and certain monthly reporting requirements are completed.
For Bank of PNG authority to be given for a foreign currency account, the Company must have regular and significant foreign currency income from export of physical goods and significant contractual payment obligations to overseas residents must exist. The Company must report on a monthly basis via Balance of Payment Forms in respect of all transactions on the foreign currency account.
Under the exchange control regulations in Côte d’Ivoire there are certain regulations on the transfer of funds out of Côte d’Ivoire to the Company or any of its subsidiaries located outside of Côte d’Ivoire. Revenue generated from gold sales and settled to offshore foreign currency accounts is repatriated back to foreign currency accounts held within Côte d’Ivoire in accordance with exchange controls. At 31 December 2009 total cash held in Côte d’Ivoire was $9.2 million (2008: $10.0 million).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 15: NOTE TO STATEMENTS OF CASH FLOWS

		$M
	2009	2008	2007

Reconciliation of cash flow from operating activities to operating profit after tax
Net (loss) / profit after tax	(234.2)	110.8	(24.1)
Hedge book restructure payments and receipts
Purchase of gold to close out hedge book	(37.9)	—	(368.5)
Add back non-cash items:
Depreciation and amortisation	184.4	98.2	50.4
Provision for doubtful debts	(1.0)	0.7	1.3
Fair value losses	—	—	0.4
Non-cash hedging loss	111.0	65.6	75.4
Impairment losses	546.1	3.2	—
Other non-cash items	1.8	(0.8)	(0.7)
Share based payment expenses	9.3	4.7	2.9
Add back items presented in investing or financing
Loss on disposal of assets	14.1	27.9	13.8
Interest income	(2.4)	(3.5)	(9.7)
Interest and financing costs	(0.3)	0.2	117.9
Change in operating assets and liabilities net of purchase of subsidiary and translation differences
(Increase) / decrease in debtors and prepayments	(6.9)	(8.0)	(6.0)
(Increase) / decrease in inventories	(102.1)	(107.4)	(54.3)
(Increase) / decrease in deferred mining costs	(40.8)	(36.4)	(70.0)
Increase / (decrease) in operating payables	21.5	(1.8)	12.7
Increase / (decrease) in operating provisions	13.9	(1.3)	7.1
Increase / (decrease) in provision for income taxes payable	—	4.6	(0.3)
(Decrease) / increase in provision for deferred income tax	(59.3)	55.7	(18.3)

Net cash flow from operating activities	417.2	212.4	(270.0)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 16: RECEIVABLES

	$M
	2009	2008
| |
CURRENT
Other amounts receivable from third parties	21.1	25.9
Less: Provision for doubtful accounts	(6.0)	(4.9)
Other debtors — related parties and controlled entities	—	—

	15.1	21.0

NON-CURRENT
Other debtors — related parties and controlled entities	—	—
Other amounts receivable from third parties	0.1	0.4

	0.1	0.4

NOTE 17: INVENTORIES

	$M
	2009	2008(1)

CURRENT
Stores	86.5	74.2

Ore stockpiles	57.7	46.7
Gold in circuit	7.4	7.9
Finished goods	10.9	10.2

	162.5	139.0

NON-CURRENT
Ore stockpiles	333.3	255.0

	333.3	255.0

(1)	Restated (refer Note 36)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 18: DEFERRED MINING COSTS

	$M
	2009	2008(1)

NON-CURRENT
Deferred mining costs	299.5	257.0

	299.5	257.0

(1)	Restated (refer Note 36)
Movements:

	$M
	2009	2008(1)

Carrying amount at start of year	257.0	218.3
- Cash waste costs attributable to current year mining activity	(20.2)	(7.7)
- Non-cash waste costs attributable to current year mining activity(2)	(2.6)	(1.0)
- Total cash costs of material mined during the period (cash)	54.0	41.7
- Total non-cash costs of material mined during the period(2)	10.0	6.2
- Translation adjustments	1.3	(0.5)

Carrying amount at end of year	299.5	257.0

(1)	Restated (refer Note 36)

(2)	Non-cash costs comprise depreciation and amortisation on operating property, plant and equipment.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 19: PROPERTY, PLANT AND EQUIPMENT

		$M
	Note	2009	2008(1)

LAND AND BUILDINGS
Cost brought forward		133.9	125.7
Transfers from capital works in progress		9.9	9.5
Assets acquired through business combination	31	—	1.5
Reclassification		(4.5)	—
Disposals		(0.1)	(1.9)
Translation adjustments		0.3	(0.9)

Cost carried forward		139.5	133.9
Depreciation brought forward		(35.6)	(31.6)
Charge for the year		(5.3)	(4.2)
Reclassification		5.6	—
Disposals		—	0.2
Impairment for the year(2)		(0.9)	—

Depreciation carried forward		(36.2)	(35.6)

Net book value		103.3	98.3

PLANT AND EQUIPMENT
Cost brought forward		1,176.6	965.9
Additions		18.6	11.5
Transfers from capital works in progress		77.7	217.4
Transfers to assets held for sale		(6.0)
Assets acquired through business combination	31	—	31.8
Reclassification		(2.9)	—
Disposals		(54.9)	(42.1)
Translation adjustments		22.5	(7.9)

Cost carried forward		1,231.6	1,176.6
Depreciation brought forward		(329.8)	(283.0)
Charge for the year		(88.5)	(64.4)
Reclassification		1.5	—
Disposals		38.5	17.7
Impairment for the year(2)		(58.7)	—
Translation adjustments		(14.0)	(0.1)

Depreciation carried forward		(451.0)	(329.8)

Net book value		780.6	846.8

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 19: PROPERTY, PLANT AND EQUIPMENT (continued)

		$M
	Note	2009	2008(1)

DEFERRED DEVELOPMENT
Cost brought forward		703.7	639.1
Additions		17.3	105.1
Transfers from capital works in progress		14.1	42.0
Assets acquired through business combination	31	—	6.4
Reclassification		(24.6)	—
Disposals		(1.2)	(2.1)
Translation adjustments		36.8	(86.8)

Cost carried forward		746.1	703.7
Depreciation brought forward		(113.8)	(101.3)
Charge for the year		(21.0)	(12.9)
Reclassification		19.3	—
Impairment for the year(2)		(407.6)	—
Disposals		0.5	0.4
Translation adjustments		1.0	—

Depreciation carried forward		(521.6)	(113.8)

Net book value		224.5	589.9

MINE PROPERTIES
Cost brought forward		487.6	—
Assets acquired through business combination	31	—	544.3
Translation adjustments		45.4	(56.7)

Cost carried forward		533.0	487.6
Depreciation brought forward		(21.2)	—
Charge for the year		(63.2)	(21.2)
Translation adjustments		(3.8)	—

Depreciation carried forward		(88.2)	(21.2)

Net book value		444.8	466.4

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 19: PROPERTY, PLANT AND EQUIPMENT (continued)

		$M
	Note	2009	2008(1)

PRE-DEVELOPMENT
Cost brought forward		4.3	—
Additions		28.3	4.3
Reclassification		3.8	—
Disposals		—	—
Translation adjustments		—	—

Cost carried forward		36.4	4.3
Depreciation brought forward		—	—
Charge for the year		0.4	—
Reclassification		(1.7)

Translation adjustments		(1.2)	—

Depreciation carried forward		(2.5)	-

Net book value		33.9	4.3

Cost brought forward		87.1	107.7
Additions		298.7	183.2
Transfers		(101.7)	(268.9)
Assets acquired through business combination	31	—	80.3
Reclassification		3.5	—
Translation adjustments		0.1	(15.2)

Costs carried forward		287.7	87.1

Net book value		287.7	87.1

(1)	Restated (refer Note 36)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 19: PROPERTY, PLANT AND EQUIPMENT (continued)

		$M
	NOTE	2009	2008(1)

REHABILITATION
Cost brought forward		14.1	5.2
Additions		5.4	6.7
Assets acquired through business combination	31	—	2.2
Disposals		(2.1)

Translation adjustments		0.4	—

Cost carried forward		17.8	14.1

Amortisation brought forward		(2.9)	(2.7)
Charge for the year		(0.6)	(0.2)
Disposals		2.1
Impairment for the year(2)		(2.4)	—
Translation adjustments		—	—

Amortisation carried forward		(3.8)	(2.9)

Net book value		14.0	11.2

Total property, plant & equipment		1,888.8	2,104.0

Included in property plant and equipment is capitalised interest and financing costs of $6.0 million (2008: $2.9 million). During the period the Company utilised credit facilities to borrow funds specifically for the purpose of purchasing capital items for the million ounce plant upgrade expansion project. 100% of the interest cost on the funds borrowed for this purpose has been capitalised.

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 20: INTANGIBLE ASSETS

		$M
	NOTE	2009	2008(1)

MINING INFORMATION
Cost brought forward		55.9	49.2
Acquired through business combination	31	—	23.2
Translation adjustments		9.6	(16.5)

Cost carried forward		65.5	55.9
Amortisation brought forward		(1.0)	—
Charge for the year		(2.4)	(1.2)
Impairment for the year(2)		(43.6)	—
Translation adjustments		(0.4)	0.2

Amortisation carried forward		(47.4)	(1.0)

Closing net book value		18.1	54.9

EXPLORATION RIGHTS
Cost brought forward		148.8	1.9
Acquired through business combination	31	—	147.2
Translation adjustments		0.1	(0.3)

Cost carried forward		148.9	148.8

Amortisation brought forward		—	—
Charge for the year		—	—
Impairment for the year		(1.7)	—
Translation adjustments		—	—

Amortisation carried forward		(1.7)	—

Closing net book value		147.2	148.8

LICENSES
Cost brought forward		—	0.1
Acquired through business combination	31	—	—
Translation adjustments		—	(0.1)

Cost carried forward		—	—

Closing net book value		—	—

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 20: INTANGIBLE ASSETS (continued)

		$M
	NOTE	2009	2008(1)

GOODWILL
Cost brought forward		195.7	35.3
Acquired through business combination	31	—	168.1
Translation adjustments		3.6	(7.7)

Cost carried forward		199.3	195.7
Amortisation brought forward		—	—
Charge for the year		—	—
Impairment for the year(2)		(31.2)	—
Translation adjustments		—	—

Amortisation carried forward		(31.2)	—

Closing net book value		168.1	195.7

OTHER INTANGIBLE ASSETS
Cost brought forward		22.3	7.7
Acquired through business combination	31	—	14.8
Transferred from capital works in progress		2.0	—
Disposals		—	(0.2)
Additions		—	—
Translation adjustments		(0.1)	—

Cost carried forward		24.2	22.3

Amortisation brought forward		(2.4)	(0.7)
Charge for the year		(3.8)	(1.7)
Translation adjustments		0.6	—

Amortisation carried forward		(5.6)	(2.4)

Closing net book value		18.6	19.9

Total intangible assets		352.0	419.3

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 20: INTANGIBLE ASSETS (continued)
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
As part of the Consolidated Entity’s annual planning process, each CGU produces a number of strategic business plan (SBP) cases incorporating different risk parameters such as production levels and ultimate mine life. These cases incorporate cash flow projections based on financial and operating parameters approved by management. The methodology for determining the present value of future cash flows is to weight the likelihood of each case on the basis of the underlying confidence levels assessed by management.
The carrying amount of goodwill as at 31 December 2009 is:

$M

Ballarat CGU	—
Mount Rawdon CGU	—
African CGU	168.1

168.1

At 31 December 2009 the Company determined that there is no impairment of its continuing CGU’s containing goodwill or intangible assets with indefinite useful lives. Information relating to impairment and discontinuance of the Ballarat CGU is set out in Note 12.
Key assumptions used for fair value less costs to sell of the African CGUs
The African CGUs have been tested for impairment using a fair value less costs to sell methodology. Given the functional currency of the entities within the African CGU is US$ the impairment test is undertaken in US$.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 20: INTANGIBLE ASSETS (continued)
Key assumptions used in this calculation were as follows:
(a)	Gold price per ounce used for long-term forecast sale cash flows was US$1,100 for 2010 to 2014, US$900 for 2015 and beyond.

(b)	Production schedule assuming a progressive ramp up during the eight years from 2012 to 2019.

(c)	Total production over the life of the mine of between 2.9 million ounces and 4.8 million ounces (weighted over a number of strategic business cases).
Management determined gold prices based on the most recent market commodity price forecasts from a number of recognised financial institutions. Management determined its planned production profile and total life of mine production based on its development activity to date and its current mine and processing plans.
The discount rate is based upon the Company’s weighted average cost of capital estimated using a capital asset pricing model after giving consideration to risks factored into the cash flow forecasts.
The discounted cash flow analysis was based on:
(a)	The real cash flows for each SBP case with varying lives ranging from 8 years to 14 years;
(b)	A real post-tax discount rate of 7%.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 20: INTANGIBLE ASSETS (continued)
Impact of changes to key assumptions
The table below illustrates the impact on impairment test results for changes in key assumptions.

AFRICA CGU
CHANGE IN NPV
$M
Increase of real post-tax discount rate by1%	(67)
Decrease of real post-tax discount rate by 1%	74
Reduction in gold price from 2010 by $100/oz and $200/oz for 2011 - 2014	(136)
Increase gold price from 2014 and beyond by $200 per ounce	173

The declines in NPV noted above do not result in the Consolidated Entity’s recoverable value for the CGU falling below its carrying value.
NOTE 21: AVAILABLE-FOR-SALE FINANCIAL ASSETS
Listed equity securities

	$M
	2009	2008

At beginning of the year	2.3	2.5
Additions (1)	—	0.2
Disposals(2)	(2.1)	—
Acquired through business combination(3)	—	6.8
Translation	1.1	(1.8)
Impairment	—	(3.2)
Revaluation surplus / (deficit) transfer to Equity	2.9	(2.2)

At end of the year	4.2	2.3

(1)	During 2008, the Consolidated Entity acquired 1 million shares of Rex Minerals Limited as consideration for the North Creswick exploration licence.

(2)	During 2009, the Consolidated Entity disposed of its holdings in Rex Minerals Limited and Mount Magnet South NL respectively.

(3)	During 2008, the Consolidated Entity acquired 12 million shares of Mount Magnet South NL and 10.4 million shares of Adamus Resources Limited on acquisition of Equigold Pty Limited (formerly Equigold NL).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 22: ACCOUNTS PAYABLE & ACCRUED LIABILITIES

	$M
	2009	2008

CURRENT
Trade creditors and accruals	111.4	102.1

	111.4	102.1

NOTE 23: PROVISIONS

	$M
	2009	2008

CURRENT
Employee provisions	26.0	18.5
Rehabilitation provision	0.9	—

	26.9	18.5

NON CURRENT
Employee provisions	3.0	4.4
Rehabilitation provision	30.1	23.6
Other provisions(1)	13.4	9.5

	46.5	37.5

(1)	Includes an amount of $10.1 million for the following: In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Côte d’Ivoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as an ‘other provision’.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 23: PROVISIONS (continued)
(a)	Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	$M
Employee provisions current	2009	2008

Annual leave	9.5	8.1
Sick leave	1.6	1.4
Service bonus	5.0	3.1
Short term incentives	6.1	3.3
Long service leave current	2.6	1.3
Other employee provisions	1.2	1.3

	26.0	18.5

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
(b)	Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long-term employee benefits.

	$M
	2009	2008

Employee provisions non-current
Long service leave	2.0	2.7
Service bonus	1.0	1.7

	3.0	4.4

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 23: PROVISIONS (continued)
(c)	Movements in each class of provision, excluding employee provisions, during the financial year are set out below:

	$M
	2009
	Rehabilitation
	provision	Other	Total
Carrying amount at start of year	23.6	9.5	33.1
— Utilised during the year	(0.1)	—	(0.1)
— additional / (reduction in) provision for changes in estimated cash outflows	(1.7)	—	(1.7)
— additional provision due to ground disturbance	1.1	—	1.1
— change in discount & inflation rate	7.1	—	7.1
— acquisition of subsidiaries	—	—	—
— interest charge / accretion	4.3	—	4.3
— reclassed to current asset held for sale	(3.3)	—	(3.3)
— disposal of tenements	(1.4)	—	(1.4)
— transfer to discontinued operation	—	—	—
— onerous contract	—	3.1	3.1
— translation adjustment	1.4	0.8	2.2

Carrying amount at end of year	31.0	13.4	44.4

Current	0.9	—	0.9
Non-current	30.1	13.4	43.5

	31.0	13.4	44.4

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 24: BORROWINGS AND LEASING AGREEMENTS

	$M
	2009	2008

CURRENT
Borrowings	—	—
Finance leases (Note 38)	0.7	0.3

	0.7	0.3

NON CURRENT
Borrowings	50.0	—
Finance leases (Note 38)	0.2	0.2

	50.2	0.2

Borrowings
During the year, the Company drew upon a $50m five-year fixed rate interest only loan .
Bilateral bank debt facilities were maintained on a standby basis with a number of banks. There were no borrowings under these facilities. Each of these bilateral facilities contains comparable terms, including a negative pledge against the creation of security over assets (other than under certain exceptions), restriction on the disposal of assets (other than under certain exceptions), and the maintenance of several financial covenants with which the Company and the Consolidated Entity were in compliance throughout the full year.
Finance leases
Subsidiaries of the Company lease plant and equipment under finance leases expiring within 1 – 5 years. Lease liabilities are effectively secured, as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default. Such effective security is permitted under the bilateral bank debt facilities.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK
a) Financial risk management overview
The Consolidated Entity’s activities expose it to a variety of financial risks. The Consolidated Entity has exposure to the following risks from its use of financial instruments:
1.	Credit risk

2.	Liquidity risk

3.	Market risk- consisting of:
•	Foreign exchange risk

•	Interest rate risk

•	Commodity price risk
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
The fair values of financial assets and liabilities, together with carrying amounts shown in the Statements of financial positions are as follows:

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

	2009
	$M
	CARRYING AMOUNT	FAIR VALUE

Financial assets
Available for sale financial assets	4.2	4.2
Receivables	15.2	15.2
Cash and cash equivalents	473.5	473.5
Derivative financial assets	10.9	10.9

Financial liabilities
Derivative financial liabilities	—	—
Finance lease liabilities	0.9	0.9
Accounts payable & accrued liabilities	111.4	111.4
Deferred settlement payable	—	—
Borrowings	50.0	50.0

	2008
	$M
	CARRYING AMOUNT	FAIR VALUE

Financial assets
Available for sale financial assets	2.3	2.3
Receivables	21.4	21.2
Cash and cash equivalents	64.7	64.7
Derivative financial assets	0.7	0.7

Financial liabilities
Derivative financial liabilities	52.4	52.4
Finance lease liabilities	0.5	0.5
Accounts payable & accrued liabilities	102.1	102.1
Deferred settlement payable	10.8	10.8
Borrowings	—	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)
The fair value of the Consolidated Entity’s financial instruments are measured based on 3 levels as follows:
Level 1 financial instruments
The fair values of financial instruments traded in active markets are based on quoted prices at balance date.
Level 2 financial instruments
The fair values of financial instruments that are not traded in an active market and are determined by using valuation techniques. Any assumptions used in a valuation technique are based on market conditions existing at balance date.
Level 3 financial instruments
The fair values of financial instruments that are not traded in an active market and cannot be valued using observable market data.
The following tables present the financial assets and liabilities measured at fair value:

2009	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Financial assets
Available for sale financial assets	4.2	—	—	4.2
Derivative financial assets	10.9	—	—	10.9

Financial liabilities
Derivative financial liabilities	—	—	—	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

2008	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Financial assets
Available for sale financial assets	2.3	—	—	2.3
Derivative financial assets	0.7	—	—	0.7

Financial liabilities
Derivative financial liabilities	52.4	—	—	52.4

b) Credit risk
The Consolidated Entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivative instruments. Derivative counterparties are limited to high-credit-quality financial institutions and refining organisations. The Consolidated Entity has approved policies that limit the amount of credit exposure to each counterparty. The Consolidated Entity utilises International Swaps and Derivatives Association agreements with all derivative counterparties in order to manage exposure to credit risk. At balance date, there were no concentrations of credit risk with any counterparties.
The carrying amounts of financial assets (excluding available-for-sale financial assets) recognised in the Statements of Financial Position, and disclosed in more detail in the notes to the financial statements best represent the Consolidated Entity’s maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the Consolidated Entity holds no collateral security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes. There are no significant financial assets that have had terms renegotiated that would otherwise, without that renegotiation, have been past due or impaired.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and lead to the Consolidated Entity making a financial loss. The Consolidated Entity has exposure to credit risk on all financial assets included in the balance sheet. To help manage this risk the Consolidated Entity:
•	has a policy for establishing credit limits for the entities with which it deals;

•	may require collateral where appropriate; and

•	monitors the overall financial strength of customers through publicly available credit information.
Trade and other receivables consist of a number of customers, predominantly in respect of the Consolidated Entity’s PNG operation as at 31 December 2009. The Consolidated Entity does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of customers and, where appropriate, an allowance for doubtful debtors is raised.
The following table shows the Consolidated Entity’s trade and other receivables that are exposed to credit risk at balance date:

	PAST DUE BUT NOT IMPAIRED
	CARRYING	NEITHER PAST DUE	LESS THAN	BETWEEN 30 AND 90	GREATER THAN 90	PAST DUE AND
	AMOUNT	NOR IMPAIRED	30 DAYS	DAYS	DAYS	IMPAIRED
	$M	$M	$M	$M	$M	$M

2009
Other amounts receivable from third parties (current)	15.1	13.8	0.3	0.4	0.6	6.0
Other amounts receivable from third parties (non-current)	0.1	—	—	—	0.1	—

2008
Other amounts receivable from third parties (current)	21.0	4.7	0.6	1.0	14.7	4.9
Other amounts receivable from third parties (non-current)	0.4	—	—	—	0.4	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)
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
Group Treasury maintains a rolling cash flow forecast to plan the cash funding requirements for the Consolidated Entity. The forecast is based on the annual budget and updated in line with quarterly forecasts for the Consolidated Entity. The cash flow forecast is used to determine the timing and amount of future funding needs for the Consolidated Entity.
The Consolidated Entity maintains relationships with a number of financial institutions to ensure that any future funding needs can be readily provided for through standby credit facilities.
The table below analyses the Consolidated Entity’s financial liabilities and net-settled derivative financial liabilities, which are allocated into relevant maturity groupings based on the remaining period from the date of the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

					TOTAL	TOTAL
	LESS THAN	BETWEEN 1	BETWEEN 2	OVER 5	CONTRACTUAL	CARRYING
	1 YEAR	& 2 YEARS	& 5 YEARS	YEARS	CASH FLOWS	AMOUNT

2009
Accounts payable and accrued liabilities	111.4	—	—	—	111.4	111.4
Finance lease liabilities	0.7	0.2	—	—	0.9	0.9
Derivative financial liabilities	—	—	—	—	—	—
Deferred settlement payable	—	—	—	—	—	—
Borrowings	3.5	3.5	59.8	—	66.8	50.0

					TOTAL	TOTAL
	LESS THAN	BETWEEN 1	BETWEEN 2	OVER 5	CONTRACTUAL	CARRYING
	1 YEAR	& 2 YEARS	& 5 YEARS	YEARS	CASH FLOWS	AMOUNT

2008
Accounts payable and accrued liabilities	102.1	—	—	—	102.1	102.1
Finance lease liabilities	0.3	0.2	—	—	0.5	0.5
Derivative financial liabilities	33.5	18.9	—	—	52.4	52.4
Deferred settlement payable	10.8	—	—	—	10.8	10.8
Borrowings	—	—	—	—	—	—
There were no changes in the approach to managing liquidity risk during the year.
d) Foreign exchange risk
The Consolidated Entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Papua New Guinea kina, the Australian dollar and the West African CFA. All foreign exchange risk is centrally managed through Group Treasury in accordance with the approved policy framework. Revenue and a large proportion of expenditure are denominated in US dollars and the Consolidated Entity is also able to net some foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken. The remainder of known foreign exchange exposures may be managed through the use of derivatives in accordance with the approved policy.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)
Operations within the Consolidated Entity have a functional currency of either the Australian dollar or the US dollar. Foreign exchange exposures may arise from transactions or balances held in currencies other than the functional currency of the operation or entity within the Consolidated Entity. The Consolidated Entity’s potential currency exposures may arise from:
1.	translational exposure in respect of non-functional currency monetary items
2.	transactional exposure in respect of non-functional currency expenditure and revenues
Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation or entity within the Consolidated Entity are periodically restated to functional currency of the entity, and the associated gain or loss is taken to the income statement.
The Consolidated Entity may use derivative financial instruments to hedge exposure to foreign exchange risk arising from foreign currency expenditures. Further details regarding these financial instruments can be found in Note 25(g).
The following table shows the US dollar equivalent sensitivity of financial assets and liabilities denominated in foreign currencies to a 10% movement in the underlying currency, with all other variables held constant.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

		FOREIGN EXCHANGE RISK
		-10%		+10%
			PROFIT		PROFIT
	CARRYING		BEFORE		BEFORE
	AMOUNT	EQUITY	TAX	EQUITY	TAX
2009	$M	$M	$M	$M	$M
Australian dollar denominated balances
Cash and cash equivalents	41.5	—	(4.2)	—	4.2
Receivables	3.8	—	(0.4)	—	0.4
Derivative financial assets	6.3	(5.3)	—	5.3
Finance lease liabilities	(0.3)	—	0.0	—	(0.0)
Accounts payable	(25.1)	—	2.5	—	(2.5)

Euro denominated balances
Derivative financial assets	0.6	(6.3)	—	6.3	—
Accounts payable	(0.6)	—	0.1	—	(0.1)

PNG kina denominated balances
Cash and cash equivalents	(0.7)	—	0.1	—	(0.1)
Receivables	12.0	—	(1.2)	—	1.2
Derivative financial assets	0.0	(1.1)	—	1.1	—
Accounts payable	(0.8)	—	0.1	—	(0.1)

CFA franc denominated balances
Cash and cash equivalents	1.5	—	(0.2)	—	0.2
Receivables	0.5	—	(0.1)	—	0.1
Finance lease liabilities	(0.9)	—	0.1	—	(0.1)
Accounts payable	(2.0)	—	0.2	—	(0.2)

Total (decrease) / increase		(12.7)	(3.0)	12.7	3.0

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

		FOREIGN EXCHANGE RISK
		-10%		+10%
	CARRYING		PROFIT		PROFIT
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
2008	$M	$M	$M	$M	$M
Australian dollar denominated balances
Cash and cash equivalents	4.3	—	(0.4)	—	0.4
Receivables	0.1	—	—	—	—
Derivative financial liabilities	(51.7)	5.2	—	(5.2)	—
Finance lease liabilities	(0.5)	—	0.1	—	(0.1)
Accounts payable	(5.4)	—	0.5	—	(0.5)

PNG kina denominated balances
Cash and cash equivalents	1.9	—	(0.2)	—	0.2
Receivables	8.9	—	(0.9)	—	0.9
Accounts payable	(6.1)	—	0.6	—	(0.6)

CFA franc denominated balances
Cash and cash equivalents	0.6	—	(0.1)	—	0.1
Accounts payable	(2.1)	—	0.2	—	(0.2)

Total increase / (decrease)		5.2	(0.2)	(5.2)	0.2

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
The following table summarises the sensitivity of the Consolidated Entity’s financial assets and financial liabilities to a 10 basis point increase or decrease in interest rates.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

		INTEREST RATE RISK
		-10BPS		+10BPS
	CARRYING		PROFIT		PROFIT
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
	$M	$M	$M	$M	$M

2009
Cash and cash equivalents	473.5	—	(0.4)	—	0.4
Borrowings	(50.0)	—	—	—	—

Total (decrease) / increase		—	(0.4)	—	0.4

2008
Cash and cash equivalents	64.7	—	(0.1)	—	0.1
Borrowings	—	—	—	—	—

Total (decrease) / increase		—	(0.1)	—	0.1

There were no changes in the approach to managing interest rate risk during the year.
f) Price Risk
The Consolidated Entity is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and to a lesser extent from the generation of carbon emission reductions. Exposures to other than gold prices are monitored and where it is considered prudent may be managed with financial derivatives in accordance with the approved policy framework.
The Consolidated Entity is also exposed to equity securities price risk because of investments held by the Consolidated Entity and classified on the consolidated Statements of Financial Position as available-for-sale. The Consolidated Entity’s equity investments subject to price risk are investments in publicly traded companies.
The following table summarises the sensitivity of the Consolidated Entity’s financial assets and liabilities to a 10% increase or decrease in the fuel and oil price.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)
CONSOLIDATED ENTITY

		FUEL AND OIL PRICE RISK
		+10%		-10%
	CARRYING		PROFIT		PROFIT BEFORE
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	TAX
2009	$M	$M	$M	$M	$M

Derivative financial asset/(liability)	4.0	5.7	—	(5.7)	—

Total increase / (decrease)		5.7	—	(5.7)	—

There were no changes in the approach to managing price risk during the year.
The following table summarises the sensitivity of the Consolidated Entity’s financial assets and liabilities to a 10% increase or decrease in the price of available for sale financial assets:

		EQUITY PRICE RISK
		+10%		-10%
	CARRYING		PROFIT BEFORE		PROFIT BEFORE
	AMOUNT	EQUITY	TAX	EQUITY	TAX
2009	$M	$M	$M	$M	$M

Available-for-sale financial assets	4.2	0.4	—	(0.4)	—

Total increase / (decrease)		0.4	—	(0.4)	—

		EQUITY PRICE RISK
		+10%		-10%
	CARRYING		PROFIT BEFORE		PROFIT BEFORE
	AMOUNT	EQUITY	TAX	EQUITY	TAX
2008	$M	$M	$M	$M	$M

Available-for-sale financial assets	2.3	0.2	—	(0.2)	—

Total increase / (decrease)		0.2	—	(0.2)	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)
g) Derivative financial instruments

	$M
DERIVATIVE FINANCIAL INSTRUMENTS	2009	2008
Current assets
— Fuel oil swaps	2.5	—
— Forward currency contracts	6.8	0.4

	9.3	0.4

Non-current assets
— Fuel oil swaps	1.5	—
— Forward currency contracts	0.1	0.3

	1.6	0.3

Current liabilities
— Forward commodity contracts	—	33.5

	—	33.5

Non-current liabilities
— Forward commodity contracts	—	18.9

	—	18.9

Forward currency contracts have been designated as hedging instruments to hedge the risk of changes in foreign exchange rates for specified capital purchases. Fuel and oil swaps have been designated as hedging instruments to hedge the risk of changes in fuel and oil prices.
The table below analyses the Consolidated Entity’s derivative financial instruments held as at 31 December 2009. The mark to market carrying value is allocated into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity dates. Foreign currency contracts are settled on a gross basis and fuel and oil swaps are settled on a net basis.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

	LESS THAN 1	BETWEEN 1 &	BETWEEN 2 &	OVER 5	TOTAL CARRYING
	YEAR	2 YEARS	5 YEARS	YEARS	VALUE

2009
Assets
— Forward currency contracts ($A)	6.3	—	—	—	6.3
— Forward currency contracts (EURO)	0.5	0.1	—	—	0.6
— Fuel oil swaps (metric tonnes)	1.2	0.8	—	—	2.0
— Gas oil swaps (barrels)	1.3	0.7	—	—	2.0
h) Gold hedge book close out
During the year, the acquired Equigold hedge book was closed out. For the period 1 January 2009 to the time of close out a total of 30,678 ounces were delivered into the hedges and brought to account in the profit or loss. The Equigold hedge losses represent the cumulative difference between the spot price of gold at the time of close out and the spot price at the time of the merger of A$939/oz. The cash hedging loss recognised in the current period of $7.7 million relates to the acquired Equigold hedges pre close-out that have been delivered into during the current period.
Under hedge accounting, the profit or loss on closed-out hedge contracts are to be brought to account at the original designation dates. Accordingly, the current period hedging loss includes $111.0 million of pre-tax non-cash hedging losses in respect of hedge contracts that have been closed out in prior periods. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges and these will be brought to account in the profit or loss. The following table provides a summary of the non-cash hedging losses to be booked in future periods for hedge books closed out:

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)

	GROSS PRE-TAX		NET POST-TAX
	NON-CASH HEDGING LOSS	TAX EFFECT	NON-CASH HEDGING LOSS
DESIGNATION YEAR	$M	$M	$M

2010 — 1st half-year	45.6	(13.4)	32.2
2010 — 2nd half-year	43.2	(12.8)	30.4
2011 — 1st half-year	41.3	(12.3)	29.0
2011 — 2nd half-year	2.9	(0.9)	2.0
2012 — 1st half-year	2.9	(0.8)	2.1
2012 — 2nd half-year	2.9	(0.9)	2.0
2013 — 1st half-year	3.0	(0.9)	2.1
2013 — 2nd half year	3.0	(0.9)	2.1

	144.8	(42.9)	101.9

i) Capital management
The Consolidated Entity’s objectives when managing capital are to target an appropriate funding mix that facilitates a maximisation of investment returns for shareholders while at the same time taking into account any factors that may influence the level of debt and equity in the funding mix. These factors include credit market and equity market conditions, shareholder expectations, timing of planned expenditure and the existing cash flow generating capacity of the Group.
The unsecured debt facility is an interest only loan at 7% with a maturity of 5 years. The existing bilateral bank facilities are currently on floating interest and a maturity profile ranging from August 2010 to September 2011, against which $73.4 million has been drawn as at 31 December 2009 in the form of guarantees.
Group Treasury manages capital on the basis of the gearing ratio. This ratio is calculated as total debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated Statements of Financial Position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 25: FINANCIAL INSTRUMENTS AND RISK (continued)
The target gearing level is reviewed and a recommendation made to the Board on an annual basis or more frequently as required. As at 31 December 2008 the Consolidated Entity gearing ratio was zero. Unsecured bilateral bank debt facilities that were originally established in 2008 remain available in the amount of US$200 million.
During 2009, the establishment and drawdown of the $50 million facility occurred. As a consequence of this change, the Consolidated Entity gearing ratio was 1.5%.
NOTE 26: DEFERRED SETTLEMENT PAYABLE

	$M
	2009	2008
CURRENT
Deferred settlement payable	—	10.8

	—	10.8

During 2008 the Consolidated Entity acquired shares previously held by non-controlling interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA. The remaining balance payable at 31 December 2008 represents deferred settlement payable on the acquisition of these shares. This balance was fully paid on 9 January 2009.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 27: CONTRIBUTED EQUITY

	$M
	2009	2008

(a) Issued and paid up capital
Ordinary shares
Opening balance	3,080.0	2,319.7
New issues — Mineral Resources Lihir Limited	—	5.2
New issues — Equigold acquisition	—	756.0
New issues — placement and share purchase plan	348.5	—
Less: Transaction costs	(7.6)	—
Shares reclassified as treasury shares (1)	—	(0.9)

Closing balance	3,420.9	3,080.0

	NUMBER OF SHARES ’000
	2009	2008
(b) Issued and paid up capital
Opening balance	2,187,140	1,903,912
New issues — placement and share purchase plan	180,543	—
New issues — Mineral Resources Lihir Limited	—	3,284
New issues — Equigold acquisition	—	280,405
Shares reclassified as treasury shares(1)	—	(546)
Treasury shares reclassified as ordinary shares(1)	575	85

Closing balance	2,368,258	2,187,140

(1)	The treasury restricted executive shares are shares purchased for the LESP (see Note 32). On consolidation, shares held under the LESP are offset against contributed equity.
The Company’s securities consist of 2,368,729,935 ordinary shares (including 471,293 restricted executive and 161,527,405 class B shares). Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of the Company. Subsequent to balance date, LGL redeemed all 161,527,405 class B shares held by Niugini Mining Limited (NML), a wholly owned subsidiary of LGL.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 27: CONTRIBUTED EQUITY (continued)
In accordance with the PNG Companies Act 1997, par values are not attributable to shares and there is no authorised capital.
Share placement and share purchase plan
In March and April of 2009, the Company raised $340.9 million (net of transaction costs) through a placement of shares to institutional investors and a share purchase plan. A total of 171.7 million shares were issued through the share placement and a further 8.9 million were issued through the share purchase plan.
Equigold acquisition
In June 2008 under the scheme of arrangement for the merger with Equigold (see Note 31), the Company issued 280.4 million shares with a value of $756 million to Equigold shareholders. The Equigold shareholders received 33 shares in the Company for every 25 Equigold NL shares held.
Mineral Resources Lihir Limited
In March 2008 pursuant to a non-binding heads of agreement dated March 28, 2003 between the State (PNG), Mineral Resources Lihir Limited, LGL and other Lihirian entities, 3.2 million new shares were issued to Mineral Resources Lihir Limited.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 28: RESERVES

	$M
	2009	2008(1)

(a) Reserves
Foreign currency translation reserve	(9.1)	(124.0)
Hedging reserve — cash flow hedges	(94.4)	(194.4)
Fair value reserve	1.6	(0.8)
Employee share based payments reserve	23.2	8.8
Landowner share based payments reserve	—	—
Other reserves	4.5	4.5

	(74.2)	(305.9)

Movements:

Foreign currency translation reserve
Opening balance	(124.0)	42.6
Currency translation differences arising during the year	104.6	(154.9)
Deferred tax	10.3	(11.7)

	(9.1)	(124.0)

Hedging reserve — cash flow hedges
Opening balance	(194.4)	(221.9)
Fair value of cash flow hedges	21.4	(32.7)
Deferred hedging gains / (losses) transferred to hedging loss expense	118.7	76.7
Deferred taxation	(40.1)	(16.5)

	(94.4)	(194.4)

Fair value reserve
Opening balance	(0.8)	0.8
Fair value of available for sale financial assets	3.0	(2.2)
Deferred tax	(0.6)	0.6

	1.6	(0.8)

Employee share based payments reserve
Opening balance	8.8	3.3
Share rights expensed	9.3	4.7
Deferred taxation	5.1	0.8

	23.2	8.8

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 28: RESERVES (continued)

	$M
	2009	2008(1)
Landowners share based payments reserve
Opening balance	—	5.2
Shares issued	—	(5.2)

	—	—

Other reserve
Opening balance	4.5	—
Purchase of non-controlling interests	—	4.5

	4.5	4.5

(b) Retained Profits(1)
Movements in (accumulated losses)/retained profits were as follows:
Opening balance	129.8	18.8
Net (loss) / profit for the year	(234.0)	111.0
Paid dividends	(35.5)	—

	(139.7)	129.8

(1)	Restated (refer Note 36)
Nature and purpose of reserves
Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(xxxii). The reserve is recognised in profit and loss when the net investment is disposed of.
Hedging reserve — cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(xix). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.
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

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 28: RESERVES (continued)
Employee share based payments reserve
The share-based payments reserve is used to recognise:
•	the fair value of share rights issued to employees but not exercised

•	in the parent entity — the fair value of shares and share rights issued to employees of subsidiaries
Landowner share based payments reserve
The landowner share-based payments reserve is used to recognise:
•	the fair value of shares issued to local landowners
Other reserve
Discount on acquisition of previous non-controlling interests.
NOTE 29: NON-CONTROLLING INTERESTS

	$M
	2009	2008
| |
Non-controlling interest in Equigold Mines Côte d’Ivoire SA and Equigold Côte d’Ivoire SA
Contributed equity	32.1	32.1
Accumulated loss	(0.4)	(0.2)

Total non-controlling interests	31.7	31.9

Movements in non-controlling interest in retained earnings:
Balance at the beginning of the year	(0.2)	—
Interest in loss after tax	(0.2)	(0.2)

	(0.4)	(0.2)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 30: INVESTMENTS IN SUBSIDIARIES

NAME OF SUBSIDIARY	% OWNERSHIP INTEREST	COUNTRY OF INCORPORATION

Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited(1)	100%	Papua New Guinea
Lihir Services Australia Pty Limited(2)	100%	Australia
Lihir Australian Holdings Pty Ltd(3)	100%	Australia
Ballarat Goldfields Pty Ltd(4)	100%	Australia
New Resource Pty Ltd	100%	Australia
Berringa Resources Pty Ltd	100%	Australia
Ballarat West Goldfields Pty Ltd	100%	Australia
Corpique No. 21 Pty Ltd	100%	Australia
Equigold Pty Limited(5)	100%	Australia
Swindon Holdings Pty Ltd(6)	100%	Australia
Stanmines Pty Limited(7)	100%	Australia
Kim Resources Pty Limited(8)	100%	Australia
LGL Holdings CI SA	100%	Côte d’Ivoire
Equigold Mines CI SA(9)	90%	Côte d’Ivoire
Equigold CI SA(10)	98%	Côte d’Ivoire
LGL Exploration CI SA	100%	Côte d’Ivoire
LGL Development CI SA	100%	Côte d’Ivoire

(1)	On March 12, 2010 the Directors of Lihir Business Development Limited resolved to change the name of the entity to LGL PNG Holdings Limited

(2)	On March 12, 2010 the Directors of Lihir Services Australia Pty Ltd resolved to change the name of the entity to LGL Services Australia Pty Ltd

(3)	On March 12, 2010 the Directors of Lihir Australian Holdings Pty Ltd resolved to change the name of the entity to LGL Australian Holdings Pty Ltd

(4)	On March 12, 2010 the Directors of Ballarat Goldfields resolved to change the name of the entity to LGL Ballarat Operations Pty Ltd

(5)	On March 12, 2010 the Directors of Equigold Pty Ltd resolved to change the name of the entity to LGL Mount Rawdon Operations Pty Ltd

(6)	On March 12, 2010 the Directors of Swindon Holdings Pty Ltd resolved to change the name of the entity to LGL Mount Rawdon Property Holdings Pty Ltd

(7)	On March 12, 2010 the Directors of Stanmines Pty Ltd resolved to change the name of the entity to LGL CDI Investments Pty Ltd

(8)	On March 12, 2010 the Directors of Kim Resources resolved to change the name of the entity to LGL CDI Exploration Pty Ltd

(9)	On March 18, 2010 the Directors of Equigold Mines CI SA resolved to change the name of the entity to LGL Mines CI SA

(10)	On March 18, 2010 the Directors of Equigold CI SA resolved to change the name of the entity to LGL Resources CI SA

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 30: INVESTMENTS IN SUBSIDIARIES (continued)
In June 2008 the Consolidated Entity acquired 100% of Equigold Pty Limited (formerly Equigold NL) (“Equigold”). Equigold NL has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Limited (formerly Stanmines NL) (“Stanmines”) and Kim Resources Pty Limited (formerly Kim Resources NL) (“Kim Resources”), and two of which are incorporated in Côte d’Ivoire: Equigold Mines Côte d’Ivoire SA (85% interest) and Equigold Côte d’Ivoire SA (95% interest).
In December 2008 the Consolidated Entity acquired an additional 5% interest in Equigold Mines Côte d’Ivoire SA and 3% interest in Equigold Côte d’Ivoire SA from the respective non-controlling interests.
In June 2009 a provision for impairment of investments in subsidiaries was recorded in the parent entity due to the impairment of the Ballarat operations. Refer note 12.
In December 2009 and January 2010 the Company incorporated three new 100% owned companies in Cote d’Ivoire: LGL Holdings CI SA, LGL Exploration CI SA and LGL Development CI SA.
NOTE 31: BUSINESS COMBINATIONS
Prior year business combinations
Equigold NL
In June 2008 the group acquired 100% of Equigold NL (“Equigold”). Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines, and Kim Resources and two of which are incorporated in Côte d’Ivoire: Equigold Mines Côte d’Ivoire SA (85% interest) and Equigold Côte d’Ivoire SA (95% interest).
Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held.
If the acquisition had occurred on 1 January 2008, consolidated revenue for the year ended 31 December 2008 would have been $819.8 million (compared to $748.6 million).

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 31: BUSINESS COMBINATIONS (continued)
At 31 December 2008 the fair value of the identifiable assets and liabilities was provisional. In 2009, the acquisition accounting was finalised as follows:

	Provisional
	fair value as
	previously reported	Adjustments	Final
	$M		$M

Cash and cash equivalents	14.4		14.4
Receivables	8.3		8.3
Inventories	18.6	(1.0)	17.6
Other assets	0.3		0.3
Deferred mining costs	2.9	(2.9)	—
Property, plant & equipment	745.1	(78.8)	666.3
Intangible Assets	178.5	6.6	185.1
Available for sale financial asset	6.8		6.8
Accounts payable & accrued liabilities	(16.8)		(16.8)
Noncurrent provisions (1)	(23.1)	(0.9)	(24.0)
Derivative financial instruments	(52.8)		(52.8)
Deferred income tax assets / (liabilities)	(188.0)	75.6	(112.4)
Borrowings	(49.0)		(49.0)

Net assets	645.2	(1.4)	643.8

Goodwill arising on business combination	165.2	2.9	168.1
Minority interests	(49.1)	(1.1)	(50.2)

Total cost	761.3	0.4	761.7

(1)	Includes an amount of $10.1 million for the following: In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Côte d’Ivoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as an ‘other provision’.

$M

|
Purchase consideration
Shares issued (280,405,288 shares at A$2.87 at rate of US$0.9394 per A$1)	756.0

Direct costs relating to the acquisition	5.7

761.7

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 31: BUSINESS COMBINATIONS (continued)
Reconciliation to cash flow

YEAR ENDED
31 DECEMBER 2008
US$M
Acquisition of subsidiary net of cash acquired:

Cash balances acquired	14.4
Less: direct cash costs of acquisition (1)	(5.7)

Net cash inflow	8.7

(1)	An additional $0.4 million of direct costs have been attributed to the acquisition since 31 December 2008.
NOTE 32: SHARE BASED PAYMENTS
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
Note 32: SHARE BASED PAYMENTS (continued)
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
The model inputs for share rights granted during the year ended 31 December 2009 included:
(a) Exercise price : $ nil (2008 — $ nil)
(b) Expected volatility: 55% (2008 — 46.9%)
(c) Risk-free interest rate: 3.07% (2008 — 6.81%)
(d) Expected life of right (years): 10 years (2008 — 10 years)
(e) Weighted average share price at grant date: $2.08 (2008 — $2.98)
(f) Expected dividend yield: 0% (2008 — 0%)

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 32: SHARE BASED PAYMENTS (continued)
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
c) Summary of movements and other information
Details of share rights granted under the LESP to 31 December 2009 are:

	PER SHARE				NUMBER	NUMBER	NUMBER
	RIGHT			NUMBER	EXERCISED	FORFEITED	ADJUSTED	NUMBER	NUMBER
EXERCISE	INDICATIVE	PERFORMANCE	NUMBER AT	GRANTED DURING	DURING	DURING	DURING	OUTSTANDING AT	EXERCISABLE AT
PRICE	VALUE	CONDITIONS	1-JAN-09	PERIOD	PERIOD	PERIOD	THE PERIOD	31-DEC-09	31-DEC-09
—	2.529	1	33,344	—	—	—	(17,449)	15,895	15,895
—	2.602	2	11,551	—	—	—	(6,386)	5,165	5,165
—	1.928	3	61,429	—	—	—	(32,004)	29,425	29,425
—	1.978	4	61,431	—	—	—	(32,005)	29,426	29,426
—	—	5	6,411	—	—	—	(2,843)	3,568	3,568
—	1.408	6	3,946,875	3,709,419	—	(2,045,510)	—	5,610,784	—
—	1.387	7	3,946,922	3,709,441	—	(2,045,536)	—	5,610,827	—

Total			8,067,963	7,418,860	—	(4,091,046)	(90,687)	11,305,090	83,479

NUMBER EXERCISED	EXERCISE DATE	WEIGHTED AVERAGE PRICE AT EXERCISE DATE
n/a	n/a	n/a

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 32: SHARE BASED PAYMENTS (continued)
Details of share rights granted under the LESP to 31 December 2008 are:

	PER SHARE			NUMBER	NUMBER	NUMBER
	RIGHT			GRANTED	EXERCISED	FORFEITED			NUMBER
EXERCISE	INDICATIVE	PERFORMANCE	NUMBER AT	DURING	DURING	DURING	OTHER	NUMBER OUTSTANDING	EXERCISABLE
PRICE$	VALUE	CONDITIONS	1-JAN-08	PERIOD	PERIOD	PERIOD	CHANGES	AT 31-DEC-08	AT 31-DEC-09

—	2.529	1	163,183	—	(114,133)	(46,944)	31,238	33,344	33,344
—	2.602	2	167,192	—	(4,459)	—	(151,182)	11,551	11,551
—	1.928	3	250,763	—	(213,395)	—	24,061	61,429	61,429
—	1.978	4	250,775	—	(213,396)	—	24,052	61,431	61,431
—	—	5	7,603	—	(1,192)	—	—	6,411	6,411
—	1.542	6	1,840,903	2,154,285	—	(48,313)	—	3,946,875	—
—	1.507	7	1,840,928	2,154,307	—	(48,313)	—	3,946,922	—

Total			4,521,347	4,308,592	(546,575)	(143,570)	(71,831)	8,067,963	174,166

The following share rights were exercised during 2008

NUMBER EXERCISED	EXERCISE DATE	WEIGHTED AVERAGE PRICE AT EXERCISE DATE(1)
546,575	23 — 29 Sep 2008	A$2.75

(1)	Purchased over a 7 day period due to restrictions on the volume that could be traded on any one day.
Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	$M
	2009	2008

Executive share plan	9.3	4.7

	9.3	4.7

Whilst the equity instruments are issued by the Company, where the employee services are provided to other entities within the Consolidated Entity the expenses are transferred accordingly.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 32: SHARE BASED PAYMENTS (continued)
The performance conditions attaching to each tranche of share rights are as follows:
1.	Individuals are set key performance indicators (KPI’s) based around the Company’s performance in line with Board policies to raise the long-term value of the Company. The performance conditions were assessed by the Board.

2.	This performance condition was assessed by the Board against changes in the net present value of the Company. This assessment was to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors. Certain potential sources of change in the Company’s net present value were not included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals’ control and the control of the management team generally.

3.	This performance condition was assessed by the Board by reference to the performance of the:
—	Company’s “total shareholder return” or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price); and

—	Average “total shareholder return” of the Comparator Group using the Comparator Group’s VWAP for the same time periods as applicable above.
Average Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations.

4.	This performance condition was assessed to the extent to which the Company’s TSR increased over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date VWAP.

5.	This grant was made to existing participants who held share rights at the time of the 3 for 1 Entitlement offer and were unable to participate in the offer due to trading restrictions leading up to the capital raising. In recognition of Participants in the LESP not being eligible to participate in the Entitlement Offer, the directors resolved that the number of share rights vested for each Participant be adjusted to take into account each Participant’s entitlement to share rights had they been eligible to participate. The grant is subject to the same three year service period restrictions.

6.	This performance measure will be assessed on the extent to which Company’s TSR increases over the performance period compared to growth in the TSX Global Gold Index (“Index”) over the performance period.

7.	This performance measure will be assessed on the extent to which the Company’s TSR increases over the performance period compared to the TSR growth of companies in a comparator group of peers over the performance period.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 33: RELATED PARTY TRANSACTIONS
Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors’ interests are outlined in the Directors’ Report.
During the year the Company entered into a $50 million financing facility (as the borrower) with PNG Sustainable Development Program Limited (PNGSDP) (the “Facility”). The Facility is on normal commercial terms and was negotiated on an arms length basis. The Company’s Chairman Dr Garnaut is also the Chairman of PNGSDP, accordingly Dr Garnaut excused himself from all meetings relating to the Facility.
Loans to / (from) related parties
Intercompany payables to subsidiaries are interest free and repayable on demand.
NOTE 34: KEY MANAGEMENT PERSONNEL
Directors
The following persons were directors of the Company during the financial year:
(i) Chairman — Non-Executive
Dr Ross Garnaut
(ii) Executive Directors
Mr Arthur Hood, Managing Director (resigned 17 January 2010)
(iii) Non-Executive Directors
Mr Bruce Brook
Dr Peter Cassidy
Dr Michael Etheridge
Lady Winifred Kamit
Mr Geoff Loudon
Mr Alister Maitland
Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, directly or indirectly, during the financial year:

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 34: KEY MANAGEMENT PERSONNEL (continued)

NAME	POSITION	EMPLOYER
Phil Baker(1)	Chief Financial Officer	Lihir Services Australia Pty Ltd

Graham Folland	Executive General Manager, Corporate Development	Lihir Services Australia Pty Ltd

Noel Foley	Executive General Manager, PNG Operations	Lihir Gold Limited

Tim Fry	Executive General Manager, West Africa and Corporate Services	Lihir Services Australia Pty Ltd

Peter Smith	Executive General Manager, Australia and Africa Operations (appointed 1 April 2009)	Lihir Services Australia Pty Ltd

Michael Sullivan	Executive General Manager, Legal & General Counsel (appointed 1 September 2009)	Lihir Services Australia Pty Ltd

(1)	In addition to the role as Chief Financial Officer, Mr Baker was appointed the Chief Executive Officer on 17 January 2010, refer to note 42.
For 2008, in addition to the Directors noted above, the following persons were also key management personnel:

NAME	POSITION	EMPLOYER
Phil Baker	Chief Financial Officer	Lihir Services Australia Pty Ltd

Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd

Graham Folland	Executive General Manager, Corporate Development	Lihir Services Australia Pty Ltd

Noel Foley	Executive General Manager, PNG Operations	Lihir Gold Limited

Mark Clark	Executive General Manager, West Africa and Corporate Services (appointed 17 June 2008, resigned 31 October 2008)	Lihir Services Australia Pty Ltd

Morgan Hart	Executive General Manager, Australia and Africa Operations (appointed 17 June 2008, resigned 31 December 2008)	Lihir Services Australia Pty Ltd

Tim Fry	Executive General Manager, West Africa and Corporate Services (appointed 1 November 2008)	Lihir Services Australia Pty Ltd

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 34: KEY MANAGEMENT PERSONNEL (continued)
a) Key management personnel compensation

	$
	2009	2008

Short-term employee benefits	5,581,035	4,887,335
Post-employment benefits	220,417	308,711
Termination benefits	—	—
Long-term benefits	75,360	26,517
Share-based payments	3,668,618	2,650,240

	9,545,430	7,872,803

b) Equity instrument disclosures relating to key management personnel
Share rights provided as remuneration
Details of share rights provided as remuneration, together with terms and conditions of the share rights, can be found in the remuneration report on pages 9 to 16.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 34: KEY MANAGEMENT PERSONNEL (continued)
Share right holdings
Details of share rights granted under the LESP are:

	BALANCE AT	EQUITY		FORFEITED/	BALANCE AT
2009	START OF	SETTLED		OTHER	END OF	VESTED AND
NAME	THE YEAR	COMPENSATION	EXERCISED	CHANGES	THE YEAR	EXERCISABLE	UNVESTED

Directors of Lihir Gold Limited
Mr Arthur Hood (resigned 17 January 2010)	3,102,611	1,870,202	—	(1,453,441)	3,519,372	—	3,519,372

Other key management personnel of the Consolidated Entity
Phil Baker	444,497	317,930	—	(206,712)	555,715	45,074	510,641
Noel Foley	382,602	268,059	—	(198,960)	451,701	—	451,701
Graham Folland	329,242	261,825	—	(170,537)	420,530	—	420,530
Tim Fry	—	356,373	—	—	356,373	—	356,373
Peter Smith	—	210,395	—	—	210,395	—	210,395
Michael Sullivan	—	—	—	—	—	—	—

	4,258,952	3,284,784	—	(2,029,650)	5,514,086	45,074	5,469,012

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 34: KEY MANAGEMENT PERSONNEL (continued)

2008	BALANCE AT START OF	EQUITY SETTLED		FORFEITED/OTHER	BALANCE AT END OF	VESTED AND
NAME	THE YEAR	COMPENSATION	EXERCISED	CHANGES	THE YEAR	EXERCISABLE	UNVESTED

Directors of Lihir Gold Limited

Mr Arthur Hood	1,667,724	1,649,164	(129,249)	(85,028)	3,102,611	—	3,102,611
Other key management personnel of the Consolidated Entity

Phil Baker	251,786	192,711	—	—	444,497	45,074	399,423
Mark Clark	—	—	—	—	—	—	—
Noel Foley	242,342	183,644	(41,996)	(1,388)	382,602	—	382,602
Graham Folland	204,343	158,705	(33,355)	(451)	329,242	—	329,242
Tim Fry	—	—	—	—	—	—	—
Morgan Hart	—	—	—	—	—	—	—
Stuart MacKenzie	179,821	136,033	(30,989)	—	284,865	—	284,865

	2,546,016	2,320,257	(235,589)	(86,867)	4,543,817	45,074	4,498,743

Share holdings
The numbers of ordinary shares in the Company held during the financial year by each director of Lihir Gold Limited and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.

		RECEIVED DURING THE
		YEAR ON THE
2009	BALANCE AT THE	EXERCISE OF SHARE	OTHER CHANGES	BALANCE AT THE END
NAME	START OF THE YEAR	RIGHTS	DURING THE YEAR	OF THE YEAR

Directors of Lihir Gold Limited
Dr Ross Garnaut	113,523	—	53,625	167,148
Mr Arthur Hood (resigned 17 January 2010)	517,953	—	1,773	519,726
Mr Bruce Brook	53,334	—	14,396	67,730
Dr Peter Cassidy	44,301	—	1,773	46,074
Dr Michael Etheridge	61,728	—	11,773	73,501
Lady Winifred Kamit	2,667	—	—	2,667
Mr Geoff Loudon	143,840	—	—	143,840
Mr Alister Maitland	80,864	—	1,773	82,637

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 34: KEY MANAGEMENT PERSONNEL (continued)

		RECEIVED DURING THE
		YEAR ON THE
2009	BALANCE AT THE	EXERCISE OF SHARE	OTHER CHANGES	BALANCE AT THE END
NAME	START OF THE YEAR	RIGHTS	DURING THE YEAR	OF THE YEAR

Other key management personnel of the Consolidated Entity
Phil Baker	22,000	—	1,773	23,773
Graham Folland	83,981	—	—	83,981
Noel Foley	150,566	—	1,773	152,339
Tim Fry	2,457	—	—	2,457
Peter Smith	—	—	10,000	10,000
Michael Sullivan	—	—	—	—

		RECEIVED DURING THE
		YEAR ON THE
2008	BALANCE AT THE	EXERCISE OF SHARE	OTHER CHANGES DURING		BALANCE AT THE END
NAME	START OF THE YEAR	RIGHTS	THE YEAR		OF THE YEAR

Directors of Lihir Gold Limited
Dr Ross Garnaut	101,523	—	12,000		113,523
Mr Arthur Hood	353,704	129,249	35,000		517,953
Mr Bruce Brook	33,334	—	20,000		53,334
Dr Peter Cassidy	44,301	—	—		44,301
Dr Michael Etheridge	61,728	—	—		61,728
Lady Winifred Kamit	2,667	—	—		2,667
Mr Geoff Loudon	143,840	—	—		143,840
Mr Alister Maitland	30,864	—	50,000		80,864

Other key management personnel of the Consolidated Entity
Phil Baker	10,000	—	12,000	(1)	22,000
Noel Foley	97,070	41,996	11,500		150,566
Graham Folland	47,651	33,355	2,975	(1)	83,981
Tim Fry	—	—	2,457		2,457
Morgan Hart	1,386,000	—	(389,510)		996,490
Stuart MacKenzie	14,969	30,989	—		45,958

(1)	Adjustment made to prior year movement to reflect correct closing balance as at 31 December 2008.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 34: KEY MANAGEMENT PERSONNEL (continued)
c) Outstanding balances receivable from key management personnel
The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2009 fall into the following bands:

	NUMBER OF EMPLOYEES
REMUNERATION AND BENEFIT BAND	2009	2008	2007

$30,001 — $40,000	42	13	37
$40,001 — $50,000	99	74	27
$50,001 — $60,000	75	55	24
$60,001 — $70,000	65	75	20
$70,001 — $80,000	82	77	26
$80,001 — $90,000	45	55	13
$90,001 — $100,000	43	45	11
$100,001 — $110,000	30	29	15
$110,001 — $120,000	39	30	17
$120,001 — $130,000	30	41	36
$130,001 — $140,000	33	30	24
$140,001 — $150,000	31	25	29
$150,001 — $160,000	22	16	21
$160,001 — $170,000	17	21	20
$170,001 — $180,000	17	17	37
$180,001 — $190,000	18	10	10
$190,001 — $200,000	10	15	2
$200,001 — $210,000	12	8	2
$210,001 — $220,000	4	6	4
$220,001 — $230,000	5	3	1
$230,001 — $240,000	4	2	1
$240,001 — $250,000	2	3	3
$250,001 — $260,000	1	4	3
$260,001 — $270,000	2	2	4
$270,001 — $280,000	1	2	1
$280,001 — $290,000	1	3	—
$300,001 — $310,000	7	1	—
$310,001 — $320,000	—	4	—
$340,001 — $350,000	2	2	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 34: KEY MANAGEMENT PERSONNEL (continued)

	NUMBER OF EMPLOYEES
REMUNERATION AND BENEFIT BAND	2009	2008	2007

$350,001 — $360,000	2	3	1
$360,001 — $370,000	1	1	1
$450,001 — $460,000	—	—	1
$470,001 — $480,000	1	—	1
$480,001 — $490,000	1	—	1
$530,001 — $540,000	2	1	—
$610,001 — $620,000	1	—	1
$640,001 — $650,000	1	1	1
$650,001 — $660,000	—	—	1
$660,001 — $670,000	—	1	—
$730,001 — $740,000	—	1	—
$820,001 — $830,000	1	—	—

NOTE 35: RETIREMENT BENEFITS
The Company participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 8.4% of salary, and contributions made during the year amounted to $2.2 million (2008: $3.3 million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 36: COMPARATIVE RESTATEMENT

	2008			2008
Comparative period adjustments to	$M	BALLARAT(1)	PPA(2)	$M
income statement items	AS REPORTED	ADJUSTMENT	ADJUSTMENT	AS RESTATED

Revenue	755.6	(7.0)	—	748.6
Cost of sales	(451.3)	7.0	4.5	(439.8)
Exploration expense	(8.5)	0.6		(7.9)
Financial income	7.8	(0.5)	—	7.3
Financial expenses	(0.6)	0.1	—	(0.5)
Income tax expense	(51.8)	(0.9)	(3.9)	(56.6)
Profit from discontinued operation	—	0.7
Other comprehensive income
Foreign currency translation	(127.6)	—	3.6	(124.0)
Hedging	(197.4)	—	3.0	(194.4)
Other	4.4	—	0.1	4.5

Earnings / (loss) per share
— Basic (cents/share)	5.3	—	—	5.2
— Diluted (cents/share)	5.3	—	—	5.2
Continuing operations
— Basic (cents/share)	5.3	—	—	5.2
— Diluted (cents/share)	5.3	—	—	5.2
The EPS and weighted average number of shares calculation for the 2008 financial year have been restated to include the impact of the capital raising undertaken in March 2009 in accordance with accounting standards.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 36: COMPARATIVE RESTATEMENT (continued)

Comparative period adjustments to balance items	2008			2008
	$M	BALLARAT(1)	PPA(2)	$M
	AS REPORTED	ADJUSTMENT	ADJUSTMENT	AS RESTATED
Current inventories	140.0	—	(1.0)	139.0
Deferred mining costs	259.5	—	(2.5)	257.0
Property, plant and equipment	2,166.2	—	(62.2)	2,104.0
Intangible assets	417.3	—	2.0	419.3
Non-current provisions	(36.8)	—	(0.7)	(37.5)
Deferred income tax liability	(215.2)	—	72.7	(142.5)
Reserves	312.6	—	(6.7)	305.9
Retained earnings	(128.1)	—	(1.7)	(129.8)
Non-controlling interest	(32.0)	—	0.1	(31.9)

(1)	Classification of the Ballarat operation profit and loss for the year ended 31 December 2008 from continuing operation to discontinued operation.

(2)	Finalisation of the Equigold business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 31, the amortization and tax effect of these final adjustments and translation of these final adjustments to the closing $US rate at 31 December 2008.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 36: COMPARATIVE RESTATEMENT (continued)

Comparative period adjustments to income
statement items	2007			2007
	$M	BALLARAT(1)	PPA(2)	$M
	AS REPORTED	ADJUSTMENT	ADJUSTMENT	AS RESTATED
Revenue	498.4	(0.8)	—	497.6
Cost of sales	(261.3)	0.8	—	(260.5)
Exploration expense	(8.4)	0.2	—	(8.2)
Financial income	10.9	(0.5)	—	10.4
Financial expenses	(131.6)	0.1	—	(131.5)
Income tax benefit	11.7	(1.7)	—	10.0

Profit from discontinued operation	—	1.9	—

Earnings / (loss) per share
- Basic (cents/share)	(1.4)	—	—	(1.4)
- Diluted (cents/share)	(1.4)	—	—	(1.4)
Continuing operations
- Basic (cents/share)	(1.4)	—	—	(1.5)
- Diluted (cents/share)	(1.4)	—	—	(1.5)
The EPS and weighted average number of shares calculation for the 2007 financial year have been restated to include the impact of the capital raising undertaken in March 2009 in accordance with accounting standards.

(1)	Classification of the Ballarat operation profit and loss for the year ended 31 December 2008 from continuing operation to discontinued operation.

(2)	Finalisation of the Equigold business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 31, the amortization and tax effect of these final adjustments and translation of these final adjustments to the closing $US rate at 31 December 2008.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 37: AUDITOR’S REMUNERATION
During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

	$
	2009	2008	2007

(a) Assurance services
Audit services
PricewaterhouseCoopers, PNG Firm	235,301	239,420	154,843
PricewaterhouseCoopers, Other Overseas Firms	941,205	957,680	530,295

Total remuneration for audit services	1,176,506	1,197,100	685,138

Other assurance services
PricewaterhouseCoopers, PNG Firm	—	—	16,026
PricewaterhouseCoopers, Other Overseas Firms	244,204	422,752	625,664

Total remuneration for other assurance services	244,204	422,752	641,690

Total remuneration for assurance services	1,420,710	1,619,852	1,326,828

(b) Taxation services
PricewaterhouseCoopers	151,350	141,453	53,598

Total remuneration for taxation services	151,350	141,453	53,598

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 38: CAPITAL AND LEASING COMMITMENTS
Operating lease commitments
Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows:

	$
	2009	2008

Payable
- not later than one year	1.6	2.2
- later than one year but not later than 2 years	1.8	0.9
- later than two years but not later than 5 years	5.9	1.2
- later than 5 years	12.1	0.1

	21.4	4.4

The major operating leases relate to corporate building leases of $21.4 million through to 2019.
Finance lease commitments

	$
	2009	2008

Payable
- not later than one year	0.7	—
- later than one year but not later than 2 years	0.3	—

Total minimum lease payments	1.0	—

Future finance charges	(0.1)	—

Total finance lease liability	0.9	—

Representing lease liabilities:
Current	0.7	—
Non-current	0.2	—

	0.9	—

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 38: CAPITAL AND LEASING COMMITMENTS (continued)
Capital expenditure commitments

	$
	2009	2008

Capital expenditure commitments contracted for:
Payable – not later than one year	269.5	83.7
Payable – not later than two year	45.1	13.2
Payable – not later than three years	20.0	—

	334.6	96.9

The major items of capital commitment for 2009 are: Lihir Island: ($151.6 million for the Million Ounce Plant Upgrade project), Lihir Island: ($170.2 million for other equipment purchases), Bonikro: ($12.2 million the resource drilling program and other equipment).
The major items of capital commitment for 2008 were: Lihir Island: ($82.4 million for the Million Ounce Plant Upgrade project), Lihir Island: ($4.9 million for other equipment purchases), Ballarat: ($4.9 million water purification plant and tailings storage upgrade and $1.2 million other equipment purchases), Bonikro: ($2.8 million dump trucks and other equipment).
NOTE 39: CONTINGENT LIABILITIES AND CONTINGENT ASSETS
Contingent liabilities
A Charge and Summons has been issued against Ballarat Goldfields Pty Ltd (“BGF”) being an action commenced by the Victorian Workcover Authority (“VWA”) arising from a rock fall incident which occurred in the Ballarat gold mine on 19 November 2007 and which is being heard in the Magistrates’ Court of Victoria at Ballarat. The Charge is being defended by BGF. Where the matter is heard in the Magistrates’ Court, the maximum penalty for a guilty finding is a fine of $275,300 per offence. If BGF’s defence is unsuccessful or a guilty plea is entered, the court may order BGF to pay the prosecution’s costs.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 39: CONTINGENT LIABILITIES AND CONTINGENT ASSETS (continued)
Following the end of the financial year, a second Charge and Summons has been issued against BGF being an action commenced by the VWA arising from the death of a roller plant operator (not a BGF employee) which occurred at the Ballarat gold mine on 11 December 2008. The Charge and Summons, alleging seven offences under the Occupational Health and Safety Act 2004 (Vic), has been issued in the Magistrates’ Court of Victoria at Ballarat however will be heard in the County Court. The charges will be defended by BGF. Where the matter is heard in the County Court, the maximum penalty for a guilty finding is a fine of $1,020,780 per offence.
The Entity has a number of bank guarantees in favour of various government agencies, service providers and a major supplier for the MOPU project. The total nominal amount of these guarantees at 31 December 2009 is US$73.4 million (2008: $11.2 million).
Contingent assets
As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Maryborough & Dunolly during 2004, BGF is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat.
Under an Asset Sale Agreement between Equigold Pty Ltd (“EQI”) and Mount Magnet South NL (“MMS”) dated March 13, 2009 for the sale by EQI of the Kirkalocka processing plant and related assets to MMS, EQI is to be paid $1,000,000 on the first to occur of:
•	gold production commencing (in any quantity) from the Kirkalocka processing plant; and

•	MMS entering into any unconditional dealing or agreement to deal (including sale, lease, mortgage or other Encumbrance) in relation to the Kirkalocka processing plant (whether in whole or in part), or any such dealing or agreement becoming unconditional.
The Mining Development Contract dated March 17, 1995 (MDC) for the Lihir Gold Project made provision that the maximum rate of import duty for items for the project would not exceed an average rate of duty for a defined “basket” of items. Since the start of the MOPU project the “basket” rate has not been applied to imports relating to the project. Although the PNG Treasury department acknowledges that the reduced “basket” rate is to be applied to imports the PNG government has not gazetted the rate as yet and customs officers are therefore not applying this to the MOPU imports. Import duty of $1.3 million overpaid as a result of a higher import duty being applied would be refundable if the “basket” rate is gazetted.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 40: EARNINGS PER SHARE
The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year.

		$
	2009	2008(1)(2)	2007(1)(2)

Net profit / (loss) attributable to ordinary shareholders from continuing operations	178.7	110.1	(26.0)
Net (loss) / profit attributable to ordinary shareholders from discontinued operations	(412.9)	0.7	1.9

	(234.2)	110.8	(24.1)

Weighted average number of ordinary shares (millions)	2,388.9	1,965.1	1,758.9
Basic EPS (cents/share) — continuing operations	7.5	5.6	(1.5)
Basic EPS (cents/share) — discontinued operations	(17.3)	—	0.1
Basic EPS (cents/share) — total	(9.8)	5.6	(1.4)

Diluted number of ordinary shares (millions)	2,403.1	1,968.3	1,762.6
Diluted EPS (cents/share) — continuing operations	7.4	5.6	(1.5)
Diluted EPS (cents/share) — discontinued operations	(17.1)	—	0.1
Diluted EPS (cents/share) — total	(9.7)	5.6	(1.4)

Reconciliation of weighted average number of ordinary shares

	2009	2008(2)	2007(2)

Weighted average number used in calculating basic earnings per share (in millions)	2,388.9	1,965.1	1,758.9

Adjustments for calculation of diluted earnings per share:
Contingently issuable shares	—	—	3.3
Effect of share rights on issue	14.2	3.2	0.4

Weighted average number used in calculating diluted earnings per share (in millions)	2,403.1	1,968.3	1,762.6

(1)	Restated (refer Note 36)

(2)	The EPS and number of ordinary shares calculations for the 2008 and 2007 financial years have been restated to include the impact of the capital raising undertaken in March 2009.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 41: DIVIDENDS PER SHARE
Dividends paid or declared by the Company to shareholders since the end of the previous financial year were as follows:

	CENTS PER
	SHARE	TOTAL AMOUNT
		$M

Declared and paid during 2009
Interim 2009 ordinary (record date 9 November 2009)	1.5	35.5

		35.5

NOTE 42: SUBSEQUENT EVENTS
On January 17, 2010, the Board of Directors accepted the resignation of the company’s Chief Executive Arthur Hood. Mr Hood stood down immediately and Chief Financial Officer, Phil Baker, has been appointed as interim CEO pending a global search for a new Chief Executive. The terms of Mr Baker’s appointment are set out on page 14.
Mr Hood’s termination package includes a cash payment of A$2.3million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood will receive a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.
In accordance with the company’s constitution and the PNG Companies Act, LGL redeemed all 161,527,405 class B shares previously held by Niugini Mining Limited (NML), a wholly owned subsidiary of LGL. The class B shares represented NML’s shareholding in LGL at the time LGL acquired NML by way of scheme of arrangement in February 2000 when the ordinary shares held by NML in LGL were reclassified as class B shares. The class B shares were unlisted and have been redeemed for a payment of Kina 16,152.75 (approximately $6,150) from LGL to NML.
The Company declared a final dividend of 1.5 cents per ordinary share on 18 February 2010. The record date for this dividend was March 2, 2010.

LIHIR GOLD LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
Note 42: SUBSEQUENT EVENT (continued)
On March 5, 2010, the Company announced the entry into an agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project. Under the agreement, the Company will receive A$4.5 million in cash plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million. On March 19, 2010, Castlemaine announced that it had received a firm commitment from its existing shareholders and new institutional and sophisticated investors to raise A$30million, in this announcement Castlemaine further advised that the resolution to approve the issue of new equity would be considered by its shareholders at its upcoming annual general meeting. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from March 5, 2010

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LIHIR GOLD LIMITED (Registrant)
By /s/ Phil Baker
Title: Chief Executive Officer
Date: March 25, 2010

Item 19. Exhibits

Exhibit 1 *	Constitution of Lihir Gold Limited, effective as of April 28, 1998 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (a) *	Syndicated Facilities Agreement between Lihir Gold Limited, ABN AMRO Australia Limited, ABN AMRO Bank N.V. (Australia Branch), Australia and New Zealand Banking Group Limited, Bayerische Hypo-und Vereinsbank AG, BNP Paribus, Bank of Western Australia Limited, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Societe General, Société Génerale Australia Branch, WestLB AG, and Westpac Banking Corporation dated September 13, 2005 incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (b) *	Refinancing Coordination Deed 2005 between Lihir Gold Limited, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, dated September 13, 2005. (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (c) *	Amending Deed (Security Trust Deed) between Lihir Gold Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Commonwealth Bank of Australia, Macquarie Bank Limited, Société Génerale and Société Génerale Australia Branch, Mitsui & Co. Precious Metals Inc., and J. Aron & Company dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (d) *	Lihir Gold Security Trust Deed between Lihir Gold Limited, Niugini Mining Limited, Niugini Mining (Australia) Pty Ltd, ABN AMRO Australia Limited, ABN AMRO Bank NV, Citibank N.A., and J. Aron & Company dated November 22, 2000 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2000).

Exhibit 4 (e) *	Lihir Gold Limited Offshore Charge between Lihir Gold Limited and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (f) *	Lihir Gold Deed of Security (PNG) 2005 between Lihir Gold Limited and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (g) *	Lihir Gold Mortgage of Bullion Account between Lihir Gold Limited and ABN AMRO Australia Limited dated September 13, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (h) *	Special Mining Lease, dated as of March 17, 1995, between Lihir Gold Limited and the PNG Government (incorporated by reference to Lihir Gold Limited’s Form F-1 filed September 6, 1995).

Exhibit 4 (i) *	Mining Development Contract, dated as of March 17, 1995, between Lihir Gold Limited and the PNG Government (incorporated by reference to Lihir Gold Limited’s Form F-1 filed September 6, 1995).

Exhibit 4 (j) *	Share Sale and Purchase Agreement between Rio Tinto Western Holdings Limited and Lihir Gold Limited dated October 10, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (k) *	Technical and Procurement Services Agreement between Technological Resources Pty Ltd, Rio Tinto Services Limited and Lihir Gold Limited dated October 10, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (l) *	General Termination and Release Deed between Lihir Gold Limited, Lihir Management Company Ltd, Rio Tinto Western Holdings Ltd and Rio Tinto plc dated October 10, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (m) *	Compensation Agreement for Land, Crops, Water and Air, dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated, Block Executives (for and on behalf of the Landowners), Catholic Mission (Kavieng Property Trust) and the United Church in PNG and the Solomon Islands (incorporated by reference to Lihir Gold Limited’s Form F-1 filed September 6, 1995).

Exhibit 4 (n) *	Putput and Ladolam Relocation Agreement dated as of April 26, 1995, between Lihir Management Company, Lihir Mining Area Landowners Association Incorporated and the persons named in various schedules to the agreement (incorporated by reference to Lihir Gold Limited’s Form F-1 filed September 6, 1995).

Exhibit 4 (o) *	Integrated Benefits Package Review Status Statement between Nimamar Rural Local Level Government, Lihir Mining Area Landowners Association, the State of Papua New Guinea, New Ireland Provincial Government and Lihir Gold Limited dated November 9, 2005 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (p) *	Amended and Restated Lihirian Equity Settlement Agreement dated January 27, 2006 between Mineral Resources Development Company Limited, MRL Capital Limited (Formerly Mineral Resources Lihir Limited) and the European Investment Bank (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit 4 (q) *	Patent and Know-How License Agreement dated August 5, 1995 between Sherritt Inc and Lihir Management Company Limited for and on behalf of Lihir Gold Limited, together with amendment thereto dated August 18, 1995 (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (r) *	Number not used

Exhibit 4 (s) *	Agreement for the Services of Dr Ross Garnaut as Chairman of Lihir Gold Limited, dated April 26, 2004 between Lihir and Maccullochella Pty Ltd. (incorporated by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2003).

Exhibit 4 (t) *	Facility Agreement between Lihir Australian Holdings Pty Limited and Australia and New Zealand Banking Group Limited dated October 17, 2006. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (u) *	Deed of Charge between Lihir Australian Holdings Pty Limited and Australia and New Zealand Banking Group Limited dated October 19, 2006. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (v) *	Parent Deposit Agreement between Lihir Gold Limited and Australia and New Zealand Banking Group Limited dated February 12, 2007. (incorporate by reference to Lihir Gold Limited’s annual report on
Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (w) *	Management Services Agreement (PNG) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (x) *	Management Services Agreement (Australia) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated May 9, 2006. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (y) *	Merger Implementation Agreement between Lihir Gold Limited, Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (z) *	Share Subscription Agreement between Lihir Australian Holdings Pty Limited and Ballarat Goldfields NL dated October 17, 2006. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (aa) *	Deed Poll between Lihir Gold Limited the holders of fully paid ordinary shares in Ballarat Goldfields NL dated December 12, 2006. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2006);

Exhibit 4 (ab) *	DNX (Australia) Contract between Lihir Gold Limited and DNX Australia Pty Ltd dated January 2, 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (ac) *	DNX (PNG) Contract between Lihir Gold Limited and DNX Papua New Guinea Ltd dated January 2, 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (ad) *	Revised IBP (Integrated Benefits Package Review Status Statement “LSDP”) between Lihir Gold Limited and the People of Lihir represented by the Mining Area landowners Association Inc and the Nimamer Rural Local-Level Government dated May 2, 2007 (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (ae) *	Gekko Contract between Ballarat Goldfields NL and Gecko Systems Pty ltd made on March 26, 2007. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (af) *	Spinefex Contract between Ballarat Goldfields NL and Spinefex Projects Pty Ltd made on or about May 12, 2005. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (ag) *	Pybar Contract between Ballarat Goldfields NL and Pybar Mining Services Pty Ltd made on October 18, 2004. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (ah) *	Washingtons Drilling Contract between Lihir Gold Limited and Washingtons Drilling (international) Limited NZ made on August 2, 2007. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (ai) *	Merger Implementation Agreement between Lihir Gold Limited, Lihir Australian Holdings Pty Ltd and Equigold NL made on March 20, 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (aj) *	Lihir Executive Share Plan (LESP) for Lihir Gold Limited approved by shareholders on April 24, 2007. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2007); and

Exhibit 4 (ak)*	Spinefex Projects Pty Ltd & Gekko Systems Pty Ltd amendment letter dated June 2008 to the Spinefex Contract between Ballarat Goldfields NL and Spinefex Projects Pty Ltd made on or about May 12, 2005. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2008).

Exhibit 4 (al)*	AGR Matthey Gold Refining Contract between Lihir Gold Limited and AGR Matthey (a partnership between the Western Australian Mint, Australian Gold Alliance Pty Ltd and Johnson Matthey (Aust.) Ltd) made on March 1 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2008).

Exhibit (am)*	Metalor Gold Refining Contract between Equigold Mines CI SA and Metalor Technologies SA made on August 28, 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2008).

Exhibit (an)*	Oxygen Plant Contract between Lihir Gold Limited and Air Products PLC made on May 2, 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2008).

Exhibit (ao)*	Autoclave Contract between Lihir Gold Limited and WE Smith Engineering Pty Ltd made on October 10, 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2008).

Exhibit (ap)*	Grinding Mills Agreement between Lihir Gold Limited and FLSmidth Minerals Pty Limited made on May 8, 2008. (incorporate by reference to Lihir Gold Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2008).

Exhibit (aq)	Interim Power Solution Barge Contract between Lihir Gold Limited and Wartsilla Finland OY made on August 26, 2009.

Exhibit (ar)	Community compensation package between Lihir Gold Limited and Lihir Mining Area Landowners Association dated August 27, 2009.

Exhibit (as)	Grinding and oxidation feed and detailed design between Lihir Services Australia Pty Limited ABN 33 116 067 611 and Lycopodium Minerals Qld Pty Ltd ABN: 37 124757 384 on September 11, 2008.

Exhibit (at)	Autoclave Internals Contract between Lihir Gold Limited and Koch Australia Pty Ltd made on July 27, 2009

Exhibit (au)	MOPU Contract for Low Voltage MCC’s and Switchrooms between Lihir Gold Limited and Plummer Industries Pty Ltd ACN 008 9o7 784 made on June 25, 2009.

Exhibit (av)	Management Services Agreement (PNG) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated July 23, 2009.

Exhibit (aw)	Management Services Agreement (Australia) between Lihir Services Australia Pty Limited and Lihir Gold Limited dated July 23, 2009.

Exhibit 8	Significant subsidiaries

Exhibit 12	302 Certification by Chief Executive Officer

Exhibit 13	906 Certification by Chief Executive Officer

